[redacted]

08000255

18

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Iberdrola Renovables, S.A. Unipersonal

*CURRENT ADDRESS Tomas Redondo 1

Madrid, MAD 28033

Spain

PROCESSED

**FORMER NAME

JAN 22 2008

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 35151 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

2G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
2G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 1/16/08

082-35151

OFFERING MEMORANDUM 12-31-06 ARS CONFIDENTIAL

IBERDROLA
RENEWABLES

Iberdrola Renovables, S.A. Unipersonal

Offering of 768,011,800 ordinary shares

This offering memorandum relates to the initial public offering of 768,011,800 ordinary shares, €0.50 par value per share, of Iberdrola Renovables, S.A. Unipersonal, a Spanish company ("we" or "Iberdrola Renovables" or "the Company"). The Offering consists of: (i) (a) a public offering to retail investors in Spain and Andorra, and to certain shareholders of Iberdrola, S.A. in Spain and the United Kingdom, (b) an offering to certain employees of Iberdrola Renovables and its subsidiaries (the "Retail and Employee Offering"), (ii) a Spanish institutional offering to qualified investors in Spain (the "Spanish Institutional Offering"), and (iii) private placements to institutional investors outside Spain (the "International Institutional Offering"), including a private placement in the United States to qualified institutional buyers as defined in, and in reliance on, Rule 144A under the United States Securities Act of 1933, as amended (the "Securities Act"). All offers and sales outside the United States will be made in compliance with Regulation S under the Securities Act. Iberdrola Generación, S.A. Unipersonal ("Iberdrola Generación"), a wholly owned subsidiary of Iberdrola, S.A., will acquire 76,801,180 shares from Iberdrola Renovables outside the Offering at the Offering Price in connection with the Over-allotment Option described below. This offering memorandum relates only to the International Institutional Offering.

As part of the Retail and Employee Offering, we are offering shares to certain qualifying employees of Iberdrola Renovables and its subsidiaries, including an offering to qualifying employees in the United States pursuant to exemptions from the registration requirements of the Securities Act, to certain shareholders of Iberdrola, S.A. in Spain and to holders of Crest Depositary Interests of Iberdrola, S.A. in the United Kingdom. The Retail and Employee Offering, the Spanish Institutional Offering and the International Institutional Offering, collectively are referred to herein as the "Offering."

Prior to the Offering, there has been no public market for the shares. We have applied to list the shares on the Madrid, Barcelona, Bilbao and Valencia stock exchanges and to have the shares quoted on the Automated Quotation System of the Spanish stock exchanges. We expect the shares to be listed and quoted on the Spanish stock exchanges on or about December 13, 2007 under the symbol "IBR".

Offering Price: €5.30 per share

Investing in our shares involves certain risks. See "Risk Factors" beginning on page 17.

The shares have not been and will not be registered under the Securities Act and are being offered and sold in the United States only to qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the United States in compliance with Regulation S under the Securities Act. Prospective investors are hereby notified that any seller of the shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. The shares are not transferable except in accordance with the restrictions described under "Transfer and Selling Restrictions."

Iberdrola Generación has granted the Managers an Over-allotment Option (each as defined herein) for a period of 30 days from the date of the listing of the shares on the Spanish stock exchanges to purchase up to 76,801,180 shares.

Delivery of the shares through the book-entry facilities of Iberclear or through the book-entry facilities of the custodian of the Euroclear System or the custodian for Clearstream, Luxembourg is expected to take place on or about December 17, 2007.

Joint Global Coordinators and Joint Bookrunners

Credit Suisse JPMorgan Merrill Lynch International Morgan Stanley

Joint Global Coordinator and Co-manager

BBVA

Co-managers

ABN AMRO Rothschild BNP PARIBAS CALYON Dresdner Kleinwort
HSBC Santander Investment Société Générale

This offering memorandum is dated December 11, 2007

TABLE OF CONTENTS

THIS DOCUMENT HAS NOT BEEN REGISTERED WITH THE SPANISH NATIONAL SECURITIES MARKET COMMISSION ("COMISIÓN NACIONAL DEL MERCADO DE VALORES" OR THE "CNMV") AND MAY NOT BE DISTRIBUTED IN SPAIN IN CONNECTION WITH THE OFFER AND SALE OF THE SHARES. A SPANISH PROSPECTUS (FOLLETO INFORMATIVO) IN RELATION TO THE SPANISH OFFERING HAS BEEN REGISTERED WITH THE CNMV ON NOVEMBER 22, 2007.

THIS CONFIDENTIAL OFFERING MEMORANDUM DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SHARES OFFERED HEREBY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS OFFERING MEMORANDUM NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR ITS SUBSIDIARIES OR THAT THE INFORMATION SET FORTH HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

This offering memorandum is confidential and has been prepared solely for use in connection with the proposed placement through the offering of our shares. Iberdrola Renovables and the Managers reserve the right to reject any offer to purchase, in whole or in part, for any reason or to sell less than all of the shares offered hereby. This offering memorandum is personal to each offeree to whom it has been delivered by the Managers and does not constitute an offer to any person or to the public generally to purchase or otherwise acquire the shares. Distribution of this offering memorandum to any person other than the offeree and those persons, if any, retained to advise such offeree with respect thereto is unauthorized and any disclosure of any of its contents, without our prior written consent, is prohibited. Each prospective subscriber or purchaser, by accepting delivery of this offering memorandum, agrees to the foregoing and to make no photocopies or electronic copies of this offering memorandum.

Each person receiving this offering memorandum acknowledges that (i) such person has not relied on the Managers or any person affiliated with the Managers in connection with any investigation of the accuracy of such information or its investment decision and (ii) no person has been authorized to give any information or to make any representation concerning us or the shares (other than as contained herein and information given by our duly authorized officers in connection with investors' examination of us and the terms of the Offering) and, if given or made, any such other information or representation should not be relied upon as having been authorized by us or the Managers.

IN MAKING AN INVESTMENT DECISION, INVESTORS SHOULD RELY ON THEIR OWN EXAMINATION OF IBERDROLA RENOVABLES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THE SHARES OFFERED HEREBY HAVE NOT BEEN RECOMMENDED BY ANY UNITED STATES FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Neither we nor any of the Managers have authorized anyone to provide potential investors with information different from that contained in this offering memorandum. The Managers make no representation or warranty, express or implied, as to the accuracy or completeness of the information contained in this offering memorandum, and nothing contained in this offering memorandum is, or shall be relied upon as, a promise or representation by the Managers or their affiliates. The information contained in this offering memorandum is accurate only as of the date of this offering memorandum, regardless of the time of delivery of this offering memorandum or any sale of the shares.

This offering memorandum may not be used for, or in connection with, and does not constitute an offer to, or solicitation by, anyone in any jurisdiction in which it is unlawful to make such an offer or solicitation. Persons into whose possession this offering memorandum may come are required by us and the Managers to inform themselves about and to observe these restrictions. Neither we nor the Managers have accepted any responsibility for any violation by any person, whether or not such person is a prospective purchaser of our shares, of any of these restrictions. No representation is made by us, the Managers, or any of our or their respective affiliates or representatives, to prospective investors regarding the legality of an investment in the shares, and prospective investors should not construe anything in this offering memorandum as legal, business or tax advice. Prospective investors should consult with their own advisors as to the legal, tax, business, financial and related aspects of an investment in the shares.

Morgan Stanley & Co. International plc has been appointed as stabilization agent for the Offering. The stabilization agent, on behalf of the Managers, may, to the extent permitted by applicable law, at its discretion, over-allot and effect other transactions with a view to supporting the market price of the shares at a level higher than that which might otherwise prevail in the open market for a period of 30 calendar days beginning on the date our shares are listed on the Madrid, Barcelona, Bilbao and Valencia stock exchanges. However, there is no obligation on the stabilization agent to engage in such stabilizing measures and there can be no assurance that any such activities will be undertaken. Such stabilizing measures, if commenced, may be discontinued at any time or end after a limited period. The stabilization period is expected to commence on or about December 13, 2007 and to end on or about January 12, 2008. Except as required by law or regulation, neither the stabilization agent nor the Managers intend to disclose the extent of any stabilization transactions and/or over-allotments in connection with the Offering.

NOTICE TO PROSPECTIVE U.S. INVESTORS

Our shares have not been and will not be registered under the Securities Act, or with any securities authority of any state of the United States, and may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state securities laws. Our shares are being offered (i) in the United States to qualified institutional buyers (as defined in Rule 144A under the Securities Act ("Rule 144A")) in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A and to certain qualifying employees of Iberdrola Renovables in the United States pursuant to exemptions from the registration requirements of the Securities Act and (ii) outside the United States only in offshore transactions (as defined in, and in accordance with, Regulation S under the Securities Act ("Regulation S")). Prospective purchasers are hereby notified that sellers of the shares may be relying on the exemption from the registration provisions of Section 5 of the Securities Act provided by Rule 144A. For a description of these and certain further restrictions on offers, sales and transfers of the shares, see "Transfer and Selling Restrictions."

NOTICE TO PROSPECTIVE INVESTORS IN THE EUROPEAN ECONOMIC AREA

This offering memorandum has not been approved by the CNMV, being the competent authority in Spain. This offering memorandum has been prepared on the basis that all offers of shares using this offering memorandum will be made pursuant to an exemption under the Prospectus Directive (Directive 2003/71/EC, including any relevant implementing measure in each Relevant Member State), as implemented in member states of the European Economic Area ("EEA"), from the requirement to produce a prospectus under the Prospectus Directive for offers of shares. Accordingly, any person making or intending to make any offer within the EEA of shares which are the subject of the placement contemplated in this offering memorandum should only do so in circumstances in which no obligation arises for Iberdrola Renovables or any of the Managers to produce a prospectus under the Prospectus Directive for such offer. Neither Iberdrola Renovables nor the Managers have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by Managers which constitute the final placement of shares contemplated in this offering memorandum.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED KINGDOM

Within the United Kingdom, this document is only directed at persons: (i) having professional experience in matters relating to investments who fall within the definition of "Investment Professionals" in section 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, and (ii) who are "Qualified Investors" within the meaning of section 86(7) of the Financial Services and Markets Act 2000 ("FSMA"). Any investment or investment activity to which this document relates will only be engaged in with such persons, and persons within the United Kingdom who receive this document (other than persons falling within (i) or (ii) above) should not rely on or act upon this document.

NOTICE TO PROSPECTIVE INVESTORS IN SPAIN

This offering memorandum is an advertisement and is not a prospectus for the purposes of the Prospectus Directive and has not been registered with the CNMV. A prospectus in the Spanish language (*folleto informativo*) that complies with the requirements of the Prospectus Directive has been registered with the CNMV on November 22, 2007. Copies of the Spanish prospectus (*folleto informativo*) are available at the offices of: (i) the CNMV; (ii) the Spanish stock exchanges; (iii) our principal executive offices; (iv) the banks acting as Managers and (v) Banco Bilbao Vizcaya Argentaria, S.A. (the "Agent Bank"). The Spanish prospectus (*folleto informativo*) is also available at Iberdrola Renovables' (accessible only to investors in Spain and to holders of Crest Depository Interests in the United Kingdom) and CNMV's web sites.

NOTICE TO PROSPECTIVE INVESTORS IN SWITZERLAND

The shares, including any subscription rights related thereto, may not be publicly offered or sold in or from Switzerland, and neither this offering memorandum nor any other offering material relating to the shares may be distributed, or otherwise made available in connection with any such offering or sale. The shares may only be offered or sold and this offering memorandum may only be distributed, or otherwise made available in Switzerland on a private placement basis to a limited number of investors without any public offering.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B ("RSA 421-B") OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE, NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATION OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

ENFORCEMENT OF CIVIL LIABILITIES

We are a Spanish company, and certain of our assets are located within Spain. In addition, almost all of our directors and executive officers reside within Spain. As a result, investors may not be able to effect service of process outside Spain upon us or these persons, or to enforce judgments obtained against us or these persons in foreign courts predicated solely upon the civil liability provisions of non-Spanish securities laws.

In addition, we have been advised by Uría Menéndez and CMS Albiñana & Suárez de Lezo, our Spanish counsel, that there is doubt that a lawsuit based upon U.S. federal or state securities laws could be brought in an original action in Spain and that a foreign judgment based upon U.S. securities laws would be enforced in Spain. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based on United States federal or state securities laws, would not be automatically enforceable in Spain.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Information

We have included the following financial statements and financial information in this offering memorandum:

- the unaudited consolidated condensed financial statements of Iberdrola Renovables as of and for the nine months ended September 30, 2007 and the unaudited consolidated condensed financial information for Iberdrola Renovables as of and for the nine months ended September 30, 2006 (included for comparative purposes only), each prepared in accordance with International Financial Reporting Standards ("IFRS");

- the audited consolidated financial statements of Iberdrola Renovables as of and for the year ended December 31, 2005 and as of and for the year ended December 31, 2006, each prepared in accordance with IFRS; and the unaudited consolidated financial information for Iberdrola Renovables as of and for the year ended December 31, 2004 (included for comparative purposes only and prepared by applying the IFRS adopted by the European Union in effect at December 31, 2005);

- the audited consolidated financial statements of ScottishPower Holdings, Inc. ("SPHI") as of and for the years ended March 31, 2006 and 2007, and the audited consolidated financial statements of Pacificorp Holdings, Inc. ("PHI") as of and for the years ended March 31, 2005 and 2004, each prepared in accordance with generally accepted accounting principles of the United States ("U.S. GAAP");

- the financial statements of (i) Beaufort Energy Limited ("Beaufort"), (ii) Callagheen Wind Farm Limited ("Callagheen"), (iii) Carland Cross Limited ("Carland Cross"), (iv) CeltPower Limited ("CeltPower"), (v) Coal Clough Limited ("Coal Clough"), (vi) Coldham Windfarm Limited ("Coldham"), (vii) CRE Energy Limited ("CRE"), (viii) Morecambe Wind Limited ("Morecambe") (which is currently a dormant company and which does not have audited financial statements) (ix) Wind Resources Limited ("Wind Resources") and (x) Wolf Bog Wind Farm Limited ("Wolf Bog"), (collectively, the "10 U.K. Wind Companies" which comprise the "SP UK Assets"), each prepared in accordance with generally accepted accounting principles of the United Kingdom ("U.K. GAAP") as follows:
  - audited financial statements of (i) Beaufort, (ii) Callagheen, (iii) Carland Cross, (iv) Coal Clough, (v) Coldham, (vi) CRE and (vii) Wind Resources as of and for the year ended March 31, 2007;
  - audited financial statements of (i) Beaufort, (ii) Carland Cross, (iii) Coal Clough, (iv) Coldham, (v) CRE and (vi) Wind Resources as of and for the year ended March 31, 2006;
  - audited financial statements of (i) Beaufort, (ii) Carland Cross, (iii) Coal Clough, (iv) CRE and (v) Wind Resources as of and for the year ended March 31, 2005;
  - audited financial statements of Wolf Bog as of and for the five months ended March 31, 2007 and as of and for the year ended October 31, 2006;
  - audited financial statements of Callagheen as of and for the five months ended March 31, 2006 and as of and for the eighteen months ended October 31, 2005;
  - audited financial statements of CeltPower as of and for the years ended December 31, 2006, 2005 and 2004;
  - unaudited financial statements of Wolf Bog as of and for the period from January 7, 2005 to October 31, 2005;
  - audited financial statements of Coldham as of and for the period from August 2, 2004 to March 31, 2005;
  - exemption under section 249B(2) of the Companies Act 1985 for companies with no business activity for Morecambe; and
  - an unaudited arithmetic aggregation of the financial statements of the 10 U.K. Wind Companies that comprise the SP UK Assets.

The consolidated annual accounts of Iberdrola Renovables are referred to herein as consolidated financial statements. The audited consolidated financial statements of Iberdrola Renovables as of and for the year ended December 31, 2005, and as of and for the year ended December 31, 2006 and the unaudited condensed consolidated financial statements of Iberdrola Renovables as of and for the nine months ended September 30, 2006 and the nine months ended September 30, 2007 were each prepared in accordance with IFRS. We adopted IFRS as our primary accounting principles from January 1, 2005, and our first consolidated financial statements under IFRS are those as of and for the year ended December 31, 2005. The audited consolidated financial statements as of and for the year ended December 31, 2005 include unaudited comparative information as of and for the year ended December 31, 2004 prepared by applying IFRS in effect at December 31, 2005. For more information regarding our transition to IFRS, see "Note 3. Transition to International Financial Reporting Standards, IFRS" in the notes to the audited consolidated financial statements as of and for the year ended December 31, 2005 included in this offering memorandum. For the year ended December 31, 2006 Iberdrola Renovables prepared its cash flow statements following the new presentation format used by its parent company, Iberdrola, S.A. The line items for the 2004 and 2005 cash flow statements of Iberdrola Renovables presented in the audited consolidated financial statements as of and for the year ended December 31, 2005 have not been restated to reflect the changes to the format and cash flow statement line items in the audited consolidated financial statements as of and for the year ended December 31, 2006, and therefore are not presented in the Summary Historical Consolidated Financial and Other Data or the Selected Consolidated Historical Financial and Other Data in this offering memorandum, as the line items are not consistent. We have included a reconciliation of the line items between the new presentation format for the cash flow statements for the year ended December 31, 2006 and the old presentation format for cash flow statements of Iberdrola Renovables for the year ended December 31, 2005, and we have also included the cash flow statements presented in the consolidated financial statements for the year ended December 31, 2005 in the old presentation format, including cash flow information for the year ended December 31, 2004 for comparative purposes only. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources." Iberdrola Renovables' audited consolidated financial statements are prepared in euro. Iberdrola Renovables' financial statements as of and for the year ended December 31, 2005, and as of and for the year ended December 31, 2006 have been audited by Ernst & Young, S.L.

The audited consolidated financial statements of SPHI as of and for the years ended March 31, 2006 and 2007 and the audited consolidated financial statements of PHI as of and for the years ended March 31, 2004 and 2005 were each prepared in accordance with U.S. GAAP and in U.S. dollars. SPHI's consolidated financial statements as of and for the year ended March 31, 2007 have been audited by Deloitte & Touche LLP. PHI's and SPHI's consolidated financial statements as of and for the years ended March 31, 2005 and 2006, respectively, have been audited by PricewaterhouseCoopers LLP.

The financial statements for each of the 10 U.K. Wind Companies comprising the SP UK Assets as of and for the years ended March 31, 2005, 2006 and 2007 (subject to certain exceptions as noted above) were each prepared in accordance with U.K. GAAP and in British pounds sterling. Financial statements for CeltPower as of and for the years ended December 31, 2004, 2005 and 2006 were audited by KPMG LLP. Financial statements of each of Carland Cross, Coal Clough and Wind Resources as of and for the years ended March 31, 2005, 2006 and 2007 were audited by PKF (UK) LLP. Financial statements for each of Beaufort, Callagheen, Coldham, CRE, Morecambe and Wolf Bog as of and for the years ended March 31, 2005 and 2006 have been audited by PricewaterhouseCoopers LLP. Financial statements for each of Beaufort, Callagheen, Coldham, CRE, Morecambe and Wolf Bog as of and for the year ended March 31, 2007 (subject to certain exceptions as noted above) have been audited by Deloitte & Touche LLP.

The SP UK Assets were not operated as a stand alone business during the period under review and no consolidated financial statements are available for the SP UK Assets. The section entitled "SP UK Assets Discussion and Analysis of Financial Information" in this offering memorandum is based upon an unaudited arithmetic aggregation of the financial statements of the 10 U.K. Wind Companies comprising the SP UK Assets. See "Index to Financial Statements—Description of preparation of Unaudited Aggregation of Financial Data of the 10 U.K. Wind Companies comprising the SP UK Assets" for a description of the method of aggregation used to prepare the SP UK Assets' aggregated financial data. The unaudited arithmetic aggregation of financial data of the 10 U.K. Wind Companies does not represent a proper consolidation under U.K. GAAP. The SP UK Assets' aggregated financial data and the stand alone audited (subject to certain exceptions as noted above) financial statements of the 10 U.K. Wind Companies and the unaudited consolidation of the SP UK Assets financial information used to prepare the pro forma financial information do not include certain central costs, specifically: (i) pipeline development costs and (ii) certain support services provided by affiliates and parent companies, including finance, human resources, legal,.information technologies, office accommodation, system support and other administrative expenses. We do not consider these central costs to be significant in relation to our total pro forma operating results. Therefore, the line item "net operating expenses" in the aggregation and the consolidation presented does not include all expenses associated with the SP UK Assets for the periods presented and may not be indicative of future performance or results of operations. In addition, the unaudited aggregation of financial data of the SP UK Assets differs in certain respects from the consolidated financial information with respect to the SP UK Assets used to prepare the pro forma financial information for the Iberdrola Renovables Group for the year ended December 31, 2006 and as of and for the nine months ended September 30, 2007. See "Acquisition and Unaudited Pro Forma Financial Information."

Unaudited Pro Forma Financial Information

The unaudited pro forma financial information as of and for the year ended December 31, 2006 and as of and for the nine months ended September 30, 2007 included elsewhere in this offering memorandum has been prepared for illustrative purposes only and presents the pro forma consolidation of the balance sheets and income statements derived from the respective audited balance sheets and income statement data of Iberdrola Renovables, SPHI and the 10 U.K. Wind Companies as if the acquisition of the ScottishPower Assets (the "Acquisition") had been completed on January 1, 2006 and January 1, 2007, respectively. The unaudited pro forma financial information does not purport to represent what our results of operations or financial condition actually would have been if the Acquisition and the capital increase in connection therewith in favor of Iberdrola, S.A. in exchange for the assets consisting of certain subsidiaries of Scottish Power Limited ("Scottish Power Ltd.") (formerly ScottishPower plc) (the "Acquisition Capital Increase") had occurred as of January 1, 2006 or January 1, 2007, respectively, nor does it purport to project our results of operations for any future period or our financial condition at any future date, and does not reflect any adjustment to liabilities for restructuring nor the impact of any potential synergies deriving from the Acquisition. See "Acquisition and Unaudited Pro Forma Financial Information." The unaudited pro forma financial information also does not include any additional central costs that might arise as a result of the Acquisition with respect to the SP UK Assets as explained above (see "Presentation of Financial and Other Information"), nor does it include any adjustment related to the costs of the non-cash contribution paid in respect of the Acquisition. Because the financial information of ScottishPower Assets has not been calendarized in the pro forma financial information below, and because the pro forma financial information as of and for the year ended December 31, 2006 provided below does not cover identical twelve month periods for Iberdrola Renovables and the ScottishPower Assets, the pro forma financial information as of and for the year ended December 31, 2006 may not be indicative of combined future results for our business due to differences in market, weather and other factors between the different twelve month periods. See "Acquisition and Unaudited Pro Forma Financial Information" for a further description of the financial statements and adjustments used to compile the pro forma financial information.

Non-GAAP Financial Measures

We define EBITDA as earnings before interest, income taxes, depreciation and amortization. We use EBITDA and the related ratios presented in this offering memorandum as supplemental measures of our performance and liquidity that are not required by, or presented in accordance with, IFRS, U.S. GAAP or U.K. GAAP. EBITDA is included because it is frequently used by certain investors, securities analysts and other interested parties in evaluating similar companies. However, because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measure of other companies. EBITDA is not an item recognized under IFRS, U.S. GAAP or U.K. GAAP and should not be considered as an alternative to profit from operations, operating income or any other indicator of a company's operating performance required by IFRS, U.S. GAAP or U.K. GAAP. EBITDA should not in any way be compared to the operating income, net income or cash flow resulting from our activities nor should it be used as an indicator of our past or future profitability or liquidity.

We define "gross margin" as revenues less cost of sales, or specifically, earnings less energy costs or procurements. For both Iberdrola Renovables and the SP UK Assets, gross margin is the same as revenues as there are no energy costs or procurements associated with wind electricity generation in those jurisdictions. Gross margin is not an item recognized under IFRS, U.S. GAAP or U.K. GAAP and should not be considered as an alternative to profit from operations, operating income or any other indicator of a company's operating performance required by IFRS, U.S. GAAP or U.K. GAAP. Gross margin should not in any way be compared to the operating income, net income or cash flow resulting from our activities nor should it be used as an indicator of our past or future profitability or liquidity. We calculate EBITDA margins by dividing EBITDA by gross margin. An EBITDA margin calculated by dividing EBITDA by revenues would differ significantly.

We define adjusted working capital with respect to Iberdrola Renovables as adjusted working capital from operating activities, which excludes our intercompany debt from Iberdrola, S.A., our parent company and sole shareholder prior to the Offering, cash and cash equivalents, provisions and financial debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." We define adjusted working capital with respect to SPHI as net working capital adjusted to exclude indebtedness to and from Scottish Power Ltd., cash and cash equivalents and provisions. See "SPHI Discussion and Analysis of Financial Condition and Results of Operations." Adjusted working capital is not an item recognized under IFRS, U.S. GAAP or U.K. GAAP and should not be considered as an alternative to profit from operations, operating income or any other indicator of a company's operating performance required by IFRS, U.S. GAAP or U.K. GAAP. Adjusted working capital should not in any way be compared to the operating income, net income or cash flow resulting from our business activities nor should it be used as an indicator of our past or future profitability or liquidity.

Certain other non-GAAP financial measures, such as adjusted EBITDA, adjusted EBITDA (accrual earnings), adjusted gross margin, adjusted gross margin (accrual earnings), are used as defined in this offering memorandum. Such non-GAAP financial measures are not recognized under IFRS, U.S. GAAP or U.K. GAAP and should not be considered as an alternative to profit from operations, operating income or any other indicator of a company's operating performance required by IFRS, U.S. GAAP or U.K. GAAP. Such non-GAAP financial measures should not in any way be compared to the operating income, net income or cash flow resulting from our business activities nor should it be used as an indicator of our past or future profitability or liquidity.

Other Information

As used herein:

- "Iberdrola Renovables Group," "Iberdrola Renovables," "Company," "we," "us," and "our" refer to Iberdrola Renovables, S.A. Unipersonal, a Spanish company, together with its subsidiaries, unless the context otherwise requires.
- "Principal Shareholder" refers to Iberdrola, S.A.
- "ScottishPower Assets" refers to the following assets and companies formerly owned by Iberdrola, S.A. following its acquisition of ScottishPower plc and acquired by us prior to the Offering: ScottishPower Renewable Energy Holdings Limited and its subsidiaries; (i) ScottishPower Holdings, Inc. and its subsidiaries ("SPHI") and Iberdrola Renewable Energy Canada, Ltd. and its subsidiary, True North Wind in Canada, ("the SP US Assets") and (ii) ScottishPower Renewable Energy Limited and its subsidiaries.
- "PPM Energy" refers to PPM Energy, Inc. and its subsidiaries, which is a wholly owned subsidiary of SPHI.
- "Enstor" refers collectively to Enstor Operating Company, LLC, a wholly owned subsidiary of PPM Energy, and the owned gas storage businesses operated by it and its affiliates.
- "SP UK Assets" collectively refers to the following companies: (i) Callagheen Wind Farm Limited, (ii) Beaufort Energy Limited, (iii) CeltPower Limited, (iv) Carland Cross Limited, (v) Coldham Windfarm Limited, (vi) CRE Energy Limited, (vii) Coal Clough Limited, (viii) Wolf Bog Wind Farm Limited, (ix) Wind Resources Limited, and (x) Morecambe Wind Limited. ((i)—(x) are collectively referred to as the "10 U.K. Wind Companies" which, following the restructuring, are held by ScottishPower Renewable Energy Limited and its parent company, ScottishPower Renewable Energy Holding Limited.)
- In this offering memorandum: (i) "€" and "euro" refer to the single currency of the participating member states in the Third Stage of European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time, (ii) "$," "U.S. dollars," and "USD" refer to the lawful currency of the United States and (iii) "£" or "pounds" or "British pounds sterling" or "sterling" refers to the lawful currency of the United Kingdom.
- Installed capacity represents consolidated installed capacity, which, except as otherwise provided, is calculated by including 100% of the installed capacity attributable to our subsidiaries we fully consolidate into our consolidated financial statements and the portion of installed capacity attributable to us for those subsidiaries over which we do not exercise control and in the same proportion in which we consolidate them using the proportional consolidation method. Although historically, in the United States, pursuant to U.S. GAAP, our joint ventures were accounted for under the equity method, the installed capacity of our joint ventures in the United States is included in installed capacity in the same proportion in which we participate in the respective joint ventures.

- Owned capacity represents our aggregate owned capacity, which is calculated by multiplying our percentage ownership of each facility by the total installed capacity.

- References to "actual" in respect of installed capacity means historical installed capacity of Iberdrola Renovables, the SP US Assets (including capacity of wind farms included in the Aeolus institutional investment structures, see "Business—Renewable Energy Businesses—United States") or the SP UK Assets, as the case may be, on a stand alone basis. References to "pro forma" installed renewable capacity mean installed capacity on a consolidated pro forma basis, including the consolidated renewable installed capacity of each of Iberdrola Renovables, the SP US Assets (including capacity of wind farms included in the Aeolus institutional investment structures), and the SP UK Assets, and include 606 MW of installed wind capacity under power purchase agreements with FPL Energy, Inc. ("606 MW FPL PPAs"), but exclude the 537 MW of non-renewable thermal generation capacity. Thermal generation capacity is not classified as renewable capacity.

- Pipeline figures presented in this offering memorandum, except as otherwise noted, are presented on a pro forma basis. The pipeline information presented in this offering memorandum is not weighted by the probability ascribed to each category. The basis and underlying assumptions used in the classification of our pipeline were internally developed and have not been audited or verified by any third party. Further, the criteria used to classify our pipeline may differ by geographic segment. No generally accepted pipeline classification methodology is used in the renewable power generation industry and we expect that our pipeline classification methodology differs from those used by other companies in the industry. As such, our pipeline description may not be comparable with those of other market participants.

- Certain numerical figures presented in this offering memorandum have been subject to rounding adjustments. Accordingly, amounts shown as totals in tables or elsewhere may not be an arithmetic aggregation of the numbers which precede them. In addition, certain percentages presented in the tables in this offering memorandum reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculation were based upon the rounded numbers.

Certain technical terms in this offering memorandum are defined in the section entitled "Glossary of Technical Terms."

FORWARD-LOOKING STATEMENTS

This offering memorandum contains forward-looking statements that reflect our intentions, beliefs or current expectations and projections about our future results of operations, financial condition, liquidity, performance, prospects, anticipated growth, strategies, plans, trends and the markets in which we operate. The words "believes," "expects," "intends," "aims," "objectives," "plans," "projects," "anticipates," "estimates," "contemplates," "continues," "may," "should," "could" and similar expressions commonly identify those forward-looking statements. Forward-looking statements may be found in sections of this offering memorandum entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "SPHI Discussion and Analysis of Financial Condition and Results of Operations," "SP UK Assets Discussion and Analysis of Financial Information," "Industry," "Business," and elsewhere in this offering memorandum. Although we believe that the expectations reflected in forward-looking statements are reasonable, we can give no assurance that these forward-looking statements will materialize or prove to be correct. These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance, achievement, or our industry results to be materially different from those expressed or implied by these forward-looking statements. These forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause our actual results to differ from those in the forward-looking statements include, among other factors:

- weather conditions which may affect our production;

- local state, national and international policies, decisions and regulations in support of renewable energy projects;

- non-compliance with or modifications to regulations applicable to our business;

- limited geographic availability, competition to obtain title to operating sites, timing of permits, grid connection availability and other development constraints;

- uncertainties related to our pipeline capacity projections;
- fluctuations in currency exchange and interest rates;
- fluctuations in the sales price of electricity and variable spreads between current and future gas prices;
- our ability to keep pace with technological changes;
- decreases in the effective life and increases in the costs of maintenance of our wind turbines and other equipment;
- unavailability of equipment such as turbines, blades and masts;
- negative public response to renewable or non-renewable energy projects;
- reductions in the spread between current and future gas prices and prices across geographic markets;
- conflicts of interest with our parent company Iberdrola, S.A.;
- risks associated with our derivatives strategy;
- potential environmental liabilities and the costs of compliance with applicable environmental laws and regulations;
- our ability to successfully implement our planned expansion of operations and realize synergies, cost savings and growth opportunities;
- strains on our resources due to the rapid expansion of our business;
- continued incurrence of costs, including potential tax liabilities, related to our acquisition of the ScottishPower Assets;
- a failure of our network or data gathering procedures or other technological failures;
- our inability to insure against all potential risks;
- reliance on credit and liquidity guarantees in certain jurisdictions;
- non-payment by customers and enforcement of certain contractual provisions;
- the loss of certain of our senior management or key employees; and
- potential losses associated with litigation.

Additional factors that could cause actual results, performance, achievement, or our industry results to differ include, but are not limited to, those discussed under "Risk Factors."

In light of these risks, uncertainties and assumptions, the forward-looking events described in this offering memorandum may not occur. Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this offering memorandum not to occur. Except as otherwise required by Spanish, U.S. federal and other applicable securities laws and regulations and by applicable stock exchange regulations, we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this offering memorandum. Accordingly, prospective investors are cautioned not to place undue reliance on these and other forward-looking statements.

AVAILABLE INFORMATION

For so long as any of our shares remain outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, if at any time we are neither subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), nor exempt from such reporting requirements by complying with the information furnishing requirements of Rule 12g3-2(b) thereunder, we will furnish, upon written request, to any holder or beneficial owner of ordinary shares, or any prospective purchaser designated by such holder or beneficial owner, the information required to be delivered pursuant to Rule 144A.

MARKET AND INDUSTRY DATA

Market data and certain industry forecast data used in this offering memorandum were obtained from market research, publicly available information and industry publications and organizations, including among others "US Wind Power Markets and Strategies, 2007-2015," June 2007, "European Wind Power Markets and Strategies, 2007-2015," June 2007, "Global Wind Plant Ownership Trends and Review," March 7, 2007 and "Global Wind Energy Markets 2007-2015," March 2, 2007, by Emerging Energy Research, LLC, "International Wind Energy Development—World Market Update 2006, Forecast 2007-2011," March 2007 by BTM Consult ApS, "World Energy Outlook 2007" by the International Energy Agency (World Energy Outlook © OECD/IEA, 2007, Annex A, p. 593) and "Future Marine Energy," January 2006 by the Carbon Trust. The Carbon Trust provided this information as part of its activities to promote the development of low carbon technologies. The Carbon Trust does not give investment advice and the information should not be regarded as such. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Market research, while believed to be reliable and accurately extracted by us for the purposes of this offering memorandum, has not been independently verified. This offering memorandum also contains statements regarding our industry and our relative competitive position in the industry that are not based on published statistical data or information obtained from independent third parties, but are internal estimates based on our experience and our own investigation of market conditions. We cannot assure you that any of these assumptions are accurate or correctly reflect our position in the industry and none of our internal surveys or information has been independently verified.

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, information concerning the exchange rate for euro, expressed in U.S. dollars per €1.00, as determined by the European Central Bank ("ECB"). The rates set forth below are provided solely for your convenience and were not used by us in the preparation of our financial statements included elsewhere in this offering memorandum. These exchange rates are based on the regular daily concertation procedure between central banks within and outside the European System of Central Banks, which normally takes place at 2:15 p.m. ECB time. No representation is made that the euro could have been, or could be, converted into U.S. dollars at that rate or at any other rate.

	Noon Buying Rate			
	Period End	Average[1]	High	Low
	(U.S. dollars per €1.00)			
Year:				
2002	1.0487	0.9456	1.0487	0.8578
2003	1.2630	1.1312	1.2630	1.0377
2004	1.3621	1.2439	1.3633	1.1802
2005	1.1797	1.2441	1.3507	1.1667
2006	1.3170	1.2556	1.3331	1.1826
2007 (through December 10, 2007)	1.4718	1.3662	1.4874	1.2893
Month:				
January 2007	1.2954	1.2998	1.3270	1.2893
February 2007	1.3211	1.3074	1.3230	1.2925
March 2007	1.3318	1.3242	1.3352	1.3083
April 2007	1.3605	1.3516	1.3649	1.3352
May 2007	1.3453	1.3511	1.3615	1.3420
June 2007	1.3505	1.3419	1.3532	1.3287
July 2007	1.3707	1.3716	1.3833	1.3588
August 2007	1.3705	1.3622	1.3818	1.3405
September 2007	1.4179	1.3896	1.4180	1.3580
October 2007	1.4447	1.4227	1.4447	1.4037
November 2007	1.4761	1.4684	1.4874	1.4423
December 2007 (through December 10, 2007)	1.4718	1.4675	1.4741	1.4554

(1) The average of the exchange rates for euro on the last day of each full month during the relevant year or each business day during the relevant month.

The following table sets forth, for the periods indicated, information concerning the exchange rate for euro, expressed in British pounds sterling per €1.00, as determined by the European Central Bank. The rates set forth below are provided solely for your convenience and were not used by us in the preparation of our financial statements included elsewhere in this offering memorandum. These exchange rates are based on the regular daily concertation procedure between central banks within and outside the European System of Central Banks, which normally takes place at 2:15 p.m. ECB time. No representation is made that the euro could have been, or could be, converted into British pounds sterling at that rate or at any other rate.

	Last Trade Price			
	Period End	Average[(1)]	High	Low
	(British pounds sterling per €1.00)			
Year:				
2002	0.6505	0.6288	0.6505	0.6092
2003	0.7048	0.6920	0.7235	0.6495
2004	0.7051	0.6787	0.7088	0.6556
2005	0.6853	0.6838	0.7073	0.6624
2006	0.6715	0.6817	0.7006	0.6680
2007 (through December 10, 2007)	0.7195	0.6824	0.7224	0.6549
Month:				
January 2007	0.6633	0.6634	0.6747	0.6549
February 2007	0.6737	0.6680	0.6751	0.6578
March 2007	0.6798	0.6802	0.6854	0.6737
April 2007	0.6827	0.6793	0.6827	0.6761
May 2007	0.6801	0.6814	0.6849	0.6767
June 2007	0.6740	0.6756	0.6793	0.6740
July 2007	0.6740	0.6744	0.6783	0.6691
August 2007	0.6780	0.6777	0.6811	0.6733
September 2007	0.6968	0.6889	0.7005	0.6752
October 2007	0.6972	0.6961	0.7010	0.6913
November 2007	0.7146	0.7090	0.7203	0.6924
December 2007 (through December 10, 2007)	0.7195	0.7177	0.7224	0.7107

(1) The average of the exchange rates for euro on the last day of each full month during the relevant year or each business day during the relevant month.

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SUMMARY

This summary highlights important information contained elsewhere in this offering memorandum. It does not contain all the information you should consider before investing in the shares. You should read the entire offering memorandum carefully, including a discussion of certain risks of investing in the shares under "Risk Factors." This summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information, including our consolidated financial statements, appearing elsewhere in this offering memorandum.

Overview

We are a leading renewable energy company engaged primarily in the design, development, construction management and operation of generation plants that produce electricity using renewable sources and the sale of electricity produced by such plants. Our business currently includes onshore wind energy and mini-hydro energy, and, to a lesser extent, solar photovoltaic energy. We are also developing offshore wind energy and other renewable technologies, including solar thermal energy, biomass and wave energy. As of and during the nine months ended September 30, 2007, we had 7,342 MW of pro forma installed renewable capacity and produced pro forma 9,736 GWh of electricity using renewable sources worldwide. In addition to the generation of electricity from renewable sources, we also operate in the natural gas storage, energy management and thermal generation businesses. Currently, our activities are primarily focused in Spain, the United States and the United Kingdom, and we have a presence in 16 other countries, including Greece, Poland and France, through our operating assets, pipeline projects, and/or local offices.

The table below sets forth the contribution by each of our business segments (and, in the case of wind, the geographies in which we operate), to our gross margin, percent of gross margin, EBITDA and percent of EBITDA on a pro forma basis for the nine months ended September 30, 2007 and for the year ended December 31, 2006.

	Pro forma for the nine months ended September 30, 2007(1)				Pro forma for the year ended December 31, 2006(2)			
Business segments	Gross margin(3) (unaudited)	% of Gross margin	EBITDA (unaudited)	% of EBITDA	Gross margin(3) (unaudited)	% of Gross margin	EBITDA (unaudited)	% of EBITDA
	(€ in millions, except percentages)							
Wind	651.2	81.3%	522.1	92.5%	881.3	78.7%	733.8	87.1%
Spain(4)	410.3	51.2%	343.0	60.8%	601.2	53.7%	517.5	61.4%
United States	117.7	14.7%	81.0	14.4%	134.9	12.1%	97.5	11.6%
United Kingdom(4)	66.8	8.3%	51.2	9.1%	92.0	8.2%	75.3	8.9%
Rest of the World(4)	56.4	7.0%	47.0	8.3%	53.2	4.8%	43.5	5.2%
Mini-hydro	25.0	3.1%	17.7	3.1%	41.2	3.7%	33.3	3.9%
Total Renewables	676.3	84.5%	539.8	95.7%	922.5	82.4%	767.1	91.0%
Gas(5)	28.8	3.6%	13.7	2.4%	51.4	4.6%	33.2	3.9%
Thermal	52.0	6.5%	40.8	7.2%	62.6	5.6%	50.0	5.9%
Energy management	43.6	5.4%	10.3	1.8%	78.8	7.0%	36.4	4.3%
Other(6)	0.1	0.0%	(40.3)	(7.1)%	4.0	0.4%	(43.9)	(5.2)%
Total	800.7	100.0%	564.3	100.0%	1,119.3	100.0%	842.8	100.0%

(1) Unaudited pro forma financial information derived from the income statement data of Iberdrola Renovables, SPHI and the 10 U.K. Wind Companies as if the Acquisition had been completed on January 1, 2007.

(2) Unaudited pro forma financial information derived from the income statement data of Iberdrola Renovables, SPHI and the 10 U.K. Wind Companies as if the Acquisition had been completed on January 1, 2006.

(3) Gross margin is revenue less energy costs or procurements. See "Presentation of Financial and Other Information—Non-GAAP Financial Measures."

(4) Wind gross margin in Spain, the United Kingdom and the Rest of the World is the same as revenue, as there are no energy costs in these jurisdictions.

(5) Enstor business segment.

(6) "Other" includes other technologies, overhead costs, and other operating income.

On October 3, 2007, we acquired from our parent Iberdrola, S.A. (the "Acquisition") the ScottishPower Assets (as defined below), which consist of significant renewable energy generation and other assets, located primarily in the United States and the United Kingdom. The Acquisition increased our installed wind capacity by 1,992 MW in the United States and by 372 MW in the United Kingdom as of September 30, 2007. Additionally, as part of the Acquisition, we began operating thermal generation, gas storage and energy management businesses in the United States. See "Acquisition and Unaudited Pro Forma Financial Information."

Renewable businesses

Our principal business is the generation of electricity from renewable energy sources. We believe the favorable renewable energy market conditions in the countries in which we operate have been and will continue to be supported by concern about security of energy supply, concern about environmental sustainability and the increasing economic efficiency of renewable technologies. Among other factors, we benefit from current national and international policies which support the development of renewable energy by granting various incentives to renewable energy producers. As of September 30, 2007, we had 7,342 MW of pro forma installed renewable capacity.

Within the renewable business, we specialize in the generation of electricity from wind energy, which represented 95.3% of our pro forma installed renewable capacity, with 7,000 MW of installed wind capacity as of September 30, 2007 and which accounted for 81.3% and 78.7% of our pro forma gross margin and 92.5% and 87.1% of pro forma EBITDA for the nine months ended September 30, 2007 and for the year ended December 31, 2006, respectively.

In addition to wind energy, in the renewable energy sector, we are also present in mini-hydro energy with 342 MW or 4.7% of our pro forma installed renewable capacity as of September 30, 2007. Mini-hydro accounted for 3.1% and 3.7% of our pro forma gross margin and 3.1% and 3.9% of pro forma EBITDA on a pro forma basis for the nine months ended September 30, 2007 and for the year ended December 31, 2006, respectively. Our mini-hydro power plants are located in Spain. We also have 0.3 MW of installed solar photovoltaic capacity and are developing and intend to operate solar thermal, biomass, wave energy and other renewable energy generation technologies. See "Business—Other Renewable Technologies."

The table below sets forth our pro forma installed renewable capacity as of September 30, 2007 in each of our renewable energy business segments and, in the case of wind, the geographies in which we operate.

	Pro forma as of September 30, 2007	
Business segments	**Installed renewable capacity *(in MW)***	**% of total installed renewable capacity**
Wind	7,000	95.3%
Spain	4,035	55.0%
United States	2,046	27.9%
United Kingdom	372	5.1%
Rest of the World	547	7.5%
Mini-hydro	342	4.7%
Other renewable technologies[(1)]	0.3	0.0%
Total renewables	7,342	100.0%

(1) Includes 0.3 MW of solar photovoltaic energy in Spain and Greece.

Our development plan (the "Development Plan") targets installing approximately 2,000 MW of renewable capacity per year in order to reach 13,600 MW of installed renewable capacity by 2010. There can be no assurance that we will reach our targets and in the anticipated timeframe. See "Forward-Looking Statements." We have based our Development Plan on the visibility provided by our pipeline and pipeline categorization methodology.

As of September 30, 2007, we had a 41,266 MW pipeline portfolio of renewable energy projects in various phases of development in several geographical markets. We use rigorous objective criteria based on our development experience to categorize our pipeline projects into three categories depending on the phase of development and the percentage probability of being placed successfully into completion per category: (i) "highly confident" (approximately 95% probability), (ii) "likely" (approximately 40-50% probability) and (iii) "probable" (approximately 20% probability). For a more detailed description of the pipeline categories, see "Business—Renewable Energy Businesses—Pipeline" and "Risk Factors—The basis and underlying assumptions used in the classification of our pipeline were internally developed and have not been audited or verified by any third party."

The table below sets forth our project pipeline according to business segment and phase of development as of September 30, 2007:

Pipeline by business segment	Total Pipeline	% Total	Highly confident	% of Highly confident	Likely	% of Likely	Probable	% of Probable
				(in MW, except percentages)				
Wind[1]	40,338	97.8%	2,830	98.2%	11,938	97.1%	25,570	98.0%
Mini-hydro	285	0.7%	—	—	127	1.0%	158	0.6%
Other renewable technologies	643	1.6%	52	1.8%	233	1.9%	358	1.4%
Total renewables	41,266	100.0%	2,882	100.0%	12,298	100.0%	26,086	100.0%

(1) Includes both onshore and offshore wind pipeline.

Within the highly confident category, 1,375 MW are under construction, of which 1,323 MW are in wind projects, 50 MW represents our first solar thermal plant and 2 MW represents our first biomass plant.

Non-renewable businesses

In addition to the renewable energy businesses, our subsidiaries in the United States also (i) offer gas storage services through owned gas storage facilities, (ii) own and operate thermal generation facilities and (iii) operate an energy management business.

We operate our natural gas storage business, which includes the development, operation and ownership of gas storage facilities, through Enstor Operating Company, LLC and its affiliates ("Enstor"). Our gas storage business accounted for 3.6% and 4.6% of our pro forma gross margin and 2.4% and 3.9% of our pro forma EBITDA for the nine months ended September 30, 2007 and for the year ended December 31, 2006, respectively. As of September 30, 2007, we had 0.76 billion cubic meters ("bcm") of working gas storage capacity.

We operate our thermal generation business through PPM Energy, Inc. ("PPM Energy"). Our installed thermal energy generation capacity, as of September 30, 2007, was 537 MW (including the 237 MW Thermal PPA). Thermal energy generation accounted for 6.5% and 5.6% of our pro forma gross margin and 7.2% and 5.9% of our pro forma EBITDA for the nine months ended September 30, 2007 and the year ended December 31, 2006, respectively. On September 11, 2007, we agreed to purchase the 506 MW thermal cogeneration facility at Klamath Falls, Oregon (the "Klamath Cogeneration Facility"). The transaction closed on November 30, 2007 upon receipt of the requisite regulatory consents and approvals. Under the asset purchase agreement, the 237 MW Thermal PPA and certain asset management agreements related to the Klamath Cogeneration Facility were cancelled. See "Business—Non-Renewable Energy Businesses—Thermal" and "SPHI Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments."

We operate our energy management business in the United States, through which we purchase, transport, manage, store and market natural gas and power in North America, through PPM Energy. Our energy management business accounted for 5.4% and 7.0% of our pro forma gross margin and 1.8% and 4.3% of our pro forma EBITDA for the nine months ended September 30, 2007 and the year ended December 31, 2006, respectively.

Competitive Strengths

We believe that the following competitive strengths enable us to capitalize on the rapid growth of the renewable energy market in Spain, the United States, the United Kingdom and in other countries.

A world-wide leader in renewable energy

We are a world-wide leader in the renewable energy industry, with 7,342 MW of pro forma installed renewable capacity and a renewable energy project pipeline of 41,266 MW as of September 30, 2007. We are the leader in wind energy with 7,000 MW of pro forma installed wind capacity as of September 30, 2007. Our revenues are generated primarily from our renewable energy businesses.

We operate primarily in wind energy, which represents 95.3% of our total pro forma renewable installed capacity as of September 30, 2007 and also have installed capacity in mini-hydro and solar photovoltaic energy. Additionally, we are developing offshore wind energy and other renewable energy technologies including solar thermal, biomass and wave energy.

We have expanded our operations globally and continue to develop our pipeline of projects to maintain our leadership in the renewable energy industry.

Strong execution track record

We have a strong execution track record in:

- *Increasing our installed renewable capacity across our primary markets.* We have increased our installed renewable capacity across our primary markets mostly through greenfield projects and acquired projects in initial phases of development and, to a lesser extent, by acquiring wind farms in operation or under construction. Our installed renewable capacity has increased from 1,414 MW in 2002 to 4,977 MW as of September 30, 2007 on an actual basis (growing at a compound annual growth rate ("CAGR") of 30.3%), and to 7,342 MW as of September 30, 2007 on a pro forma basis as a result of the Acquisition;

- *Maintaining our competitive position.* Due to the continuous expansion of our business since 2003, we have maintained our competitive position in Spain with over 30% market share according to the Spanish Wind Energy Association. Additionally, the businesses that we have integrated through the Acquisition in both the United States and the United Kingdom have maintained competitive market shares in the respective jurisdictions since 2003. See "Business—Renewable Energy Businesses—United States and —United Kingdom";

- *Growing a rigorously categorized and visible pipeline.* Our pipeline has increased from 6,846 MW as of December 31, 2004 on an actual basis to 41,266 MW as of September 30, 2007 on a pro forma basis. We consider the sourcing of our pipeline a core skill and have achieved competitive advantages that we believe will allow for our pipeline to continue to grow, including our scale and geographic footprint, our know-how and track record from our experienced project teams dedicated to sourcing new opportunities and project management, the awareness of our global brand, the support from Iberdrola, S.A. and our agreements with turbine suppliers across geographies. This experience allows us to take a rigorous and systematic approach in defining and segmenting our pipeline;

- *Expanding internationally.* All of our operations were initially located in Spain. We have expanded our business internationally and as of September 30, 2007, we are present in 19 countries. We believe our international asset base, in terms of pro forma installed renewable capacity (60% in Spain, 28% in the United States, 5% in the United Kingdom and 7% in the Rest of the World) and our pipeline (16% in Spain, 51% in the United States, 15% in the United Kingdom and 18% in the Rest of the World), both as of September 30, 2007, provide us flexibility in allocating capital expenditures across jurisdictions, depending on the respective regulatory and market environments, among other factors;

- *Delivering on targets.* We have exceeded our targets for 2006 as set forth in the Iberdrola, S.A.'s 2002-2006 Strategic Plan ("2002 Strategic Plan"). The 2002 Strategic Plan projected an increase of more than 250% in our installed renewable capacity from our actual installed renewable capacity of 1,070 MW as of December 31, 2001 and targeted accumulated investments in the renewable energy sector for the period from 2002-2006 of €2.4 billion. As of December 31, 2006, we had an actual installed capacity of 4,434 MW, surpassing the 3,834 MW target, and had completed investments in the renewable energy sector during the period 2002-2006 of €3.7 billion; and

- *Delivering profitable growth.* For the year ended December 31, 2004, we had €329.5 million of gross margin and €256.0 million in EBITDA on an actual basis. We have grown profitably in recent years, and on an actual basis, from 2004 to 2006, our gross margin and EBITDA have grown at a compound annual growth rate of 45.3% and 47.5%, respectively, and our EBITDA margins have remained stable, which were on average 80% during the same period.

Early move into the renewable energy market

We believe we have positioned ourselves uniquely through our early move into the renewable energy market. We believe our early move provides us with competitive advantages over our competitors, including access to superior sites for our wind farms, a management team with extensive experience, the "Iberdrola" name's historical brand awareness as a player in the renewables sector, strong relationships with suppliers and clients and our knowledge of regulatory schemes.

Focus on operating excellence

As of September 30, 2007, we controlled almost all of our wind farms and mini-hydro plants. See "Business—Renewable Energy Businesses." We have implemented models for optimizing operation and maintenance that focus on efficiency, maximize the availability of resources, improve the integration of renewable energy into the electricity networks and increase asset life. See "Business—Operational Model." We intend to apply our operational models to all our assets. As a result of having control over almost all of our assets and through our experience in site-selection, licensing, project approval and construction activities and implementing operation and maintenance models, we have achieved operating efficiencies that we believe have contributed to our high EBITDA margins, which were on average 80% from 2004 to 2006 on an actual basis.

Diversified business across diverse geographies

We currently have a presence in 19 countries, which decreases our dependence on the regulatory policies of any single jurisdiction and contributes to the stability of our cash flow. In addition, we are able to export technical skills and industry expertise into new markets as we expand our business. We are primarily focused in Spain, the United States and the United Kingdom, but we have a presence in 16 other countries, including Greece, France and Poland, through our operating assets, pipeline projects and/or local offices.

Long-term agreements secured with wind turbine manufacturers

We have strong relationships with our key suppliers and have secured approximately two-thirds of our future turbine supply needs until 2010 as set forth in our Development Plan by entering into supply agreements as of September 30, 2007 at market terms with our key turbine suppliers, including Gamesa Eólica S.A. ("Gamesa Eólica"), Suzlon Energy ("Suzlon"), Mitsubishi Power Systems, Inc. ("Mitsubishi"), GE Wind Energy ("GE Wind") and Siemens Wind Power ("Siemens"), among others. We believe that in the future our market leadership position will contribute to secure our supply needs and will allow us to access key manufacturers and the latest technical features, including customized turbine models which will contribute to optimizing our operational and maintenance efficiencies. See "Business—Renewable Energy Businesses—Wind."

Support from Iberdrola, S.A., a world leader in energy

We benefit, and expect to continue to benefit, from the support and commitment from our parent company, Iberdrola, S.A., for the growth of our business. Iberdrola, S.A. is one of the leading European utilities with over 100 years of experience in managing utility assets, and dealing with regulators and sector agents, has a strong financial position and has developed a well-recognized international brand. Through various agreements, including a framework agreement between us and Iberdrola, S.A. dated November 5, 2007 (the "Framework Agreement"), Iberdrola, S.A. provides financing for our operations and additional services that allow us to benefit from its experience. See "Related Party Transactions."

Positioned to deliver competitive and highly visible growth

We believe the strong growth and visibility of our pipeline is a result of our technical skills and industry experience in developing new wind farm sites and our access to a wide range of market opportunities as a result of our scale, geographic footprint and support from our parent company, Iberdrola, S.A., and the rigorous and systematic approach we follow to build our pipeline. Our Development Plan targets installing approximately 2,000 MW of renewable capacity per year in order to reach 13,600 MW of renewable capacity by 2010. There can be no assurance that we will reach our targets and in the anticipated timeframe.

Of our total project pipeline of 41,266 MW, as of September 30, 2007, we have 2,882 MW in the "highly confident" development phase (approximately 95% probability of successful completion) (1,375 MW of which are currently under construction), 12,298 MW in the "likely" development phase (approximately 40-50% probability of successful completion) and 26,086 MW in the "probable" development phase (approximately 20% probability of successful completion). For a description of the development phases, see "Business—Renewable Energy Businesses—Pipeline." Our project pipeline is also diversified across several jurisdictions, with 6,621 MW (or 16.0%) of the project pipeline located in Spain, 21,222 MW (or 51.4%) of the project pipeline located in the United States, 6,083 MW (or 14.7%) of the project pipeline located in the United Kingdom and 7,340 MW (or 17.8%) of the project pipeline located in other jurisdictions with significant potential in renewable energy. Of the 41,266 MW total pipeline, 40,338 MW correspond to wind projects (97.8% of total). We believe our focus on our three core markets, Spain, the United States and the United Kingdom, which tied for 2nd, ranked 1st and tied for 2nd, respectively, on the "Ernst & Young Renewable Energy Country Attractiveness Index" for the second quarter of 2007 (the "E&Y Index") will facilitate our future growth.

Stable and secured revenue base

We operate in countries whose existing regulatory regimes contribute to revenue stability and foreseeable revenue streams for our power plants. The Spanish regulatory regime offers the option of a fixed remuneration for electricity from renewable energy sources under the tariff regime or a market plus premium pricing regime. Additionally, in Spain, energy produced from renewable sources has priority grid access, and under the regulatory scheme and market rules, the sale of such energy is guaranteed. The United Kingdom and the United States also offer different forms of predictable benefits and incentive schemes that limit the exposure of renewable electricity prices to market prices for electricity, such as Renewable Obligation Certificates ("ROCs"), the federal ten-year renewable energy production tax credit ("PTCs") or the Modified Accelerated Cost Recovery System ("MACRS"). See "Regulatory" and "Risk Factors—Our profitability in each of the regional markets in which we operate is dependent on policies and regulatory frameworks that support renewable energy development." The sale of most of the electricity produced by our existing wind farms in the United States and in the United Kingdom is contracted through long-term power purchase agreements ("PPAs"), which secure the sale of energy and environmental attributes and, in particular, in the United States result in a remuneration regime that has limited exposure to market prices for electricity, which further contributes to the foreseeability and stability of our revenue.

Experienced and committed management team

We have an experienced and committed senior management team comprised of market leaders in Spain, the United States and the United Kingdom, with over 240 years of combined experience in the energy industry. Our senior management team is supported by centralized group functions and highly qualified local managers who we believe possess the capabilities required to compete effectively in a competitive market and to successfully execute our strategy.

Strategy

We are a global leader in renewable power generation and we aim to maintain and enhance this position in terms of size and profitability. We intend to focus on wind energy in the short-term but will also continue positioning ourselves to benefit from the growth of other renewable technologies over the longer term. Pursuant to our Development Plan, we aim to install approximately 2,000 MW of renewable capacity per year in order to reach 13,600 MW of renewable capacity by 2010, and believe our current pipeline of 41,266 MW on a pro forma basis as of September 30, 2007, in accordance with our pipeline categories, provides visibility to allow us to reach our targets. There can be no assurance that we will reach our targets and in the anticipated timeframe. See "Forward-Looking Statements." See "Business—Renewable Energy Businesses—Pipeline." To achieve our aims, we plan to implement the following strategies:

Continue profitable growth by capturing existing opportunities

We intend to maximize the growth of our business while maintaining its profitability by focusing on the markets and technologies in which we currently operate. Our core markets, Spain, the United States and the United Kingdom, benefit from some of the most stable, predictable and supportive regulatory regimes in the world and the highest growth prospects in terms of capacity, allowing us to expand our operations while achieving attractive returns on our investments. Our business is primarily comprised of wind capacity and we anticipate that continued development of our wind farm portfolio will be our primary source of growth in coming years.

We intend to expand our business primarily through organic growth through the development of our pipeline, complemented by selective and strategic acquisitions (both geographically and technologically).

We also monitor the market in order to be able to quickly adapt our strategy as market conditions (both geographically and technologically) change.

Optimize profitability and efficiency of projects and asset life

We aim to continue to optimize profitability by seeking operating and maintenance efficiencies for all of our renewable technologies. We intend to maintain and optimize our efficiency levels by maximizing availability of installed capacity, maintaining our facilities' technical performance over their useful lives and improving the integration of wind energy into electricity networks.

Positioning for long-term growth

We seek to capture long-term growth by: (i) positioning ourselves in new markets, (ii) investing in other renewable technologies and (iii) continuously focusing on innovation.

We intend to competitively position ourselves in new markets by appointing local management teams to thoroughly understand market characteristics and strive to create favorable conditions for renewable energy development.

We intend to continue investing in other renewable technologies by monitoring and testing other potentially viable renewable energy technologies and focusing on technologies most likely to achieve cost efficiencies and become economically competitive.

We seek to continuously focus on innovation in order to optimize the performance of our current renewable energy power plants and contribute to electricity network stability.

THE OFFERING

The Offering	768,011,800 ordinary shares, following a capital increase. The Offering consists of: (i) *Retail and Employee Offering.* (a) A public offering of 153,602,360 shares (20% of the Offering) to retail investors in Spain and Andorra and to certain shareholders of Iberdrola, S.A. in Spain and holders of Crest Depositary Interests ("CDI Holders") of Iberdrola, S.A. in the United Kingdom, and (b) an offering to certain of our employees and the employees of our subsidiaries in Spain and elsewhere (including qualifying employees in the United States pursuant to exemptions from the registration requirements of the Securities Act), (the "Retail and Employee Offering"); (ii) *Spanish Institutional Offering.* A Spanish institutional offering of 115,201,770 shares (15% of the Offering) to qualified investors in Spain (the "Spanish Institutional Offering"), each of (i) and (ii) by way of a separate Spanish prospectus (*folleto informativo*); and (iii) *International Institutional Offering.* Private placements of 499,207,670 shares (65% of the Offering) to institutional investors in various jurisdictions outside Spain (the "International Institutional Offering, together with the Spanish Institutional Offering, the "Institutional Offering"), including a private placement in the United States to qualified institutional buyers as defined in, and in reliance on, Rule 144A under the Securities Act. All offers and sales outside the United States will be made in compliance with Regulation S under the Securities Act. In addition, Iberdrola Generación, S.A. Unipersonal, ("Iberdrola Generación"), a wholly owned subsidiary of Iberdrola, S.A., will acquire 76,801,180 shares from Iberdrola Renovables outside the Offering at the Offering Price in connection with the Over-allotment Option described below.
Offering Price	€5.30 per share.
Over-allotment Option	Iberdrola Generación has granted the Managers an option (the "Over-allotment Option") to purchase at the Offering Price up to 76,801,180 shares (or 10.0% of the total number of shares initially offered in the Offering) (the "Option Shares"). The Over-allotment Option is exercisable within 30 calendar days from the date on which our shares are listed on the Spanish stock exchanges and quoted on the Automated Quotation System of Spanish stock exchanges. To the extent that the Over-allotment Option is not exercised in full or at all, Iberdrola Generación will be required to dispose of the remaining Option Shares during the year following the listing of our shares on the Spanish stock exchanges, subject to the provisions of the lock-up agreement described below.
Reallocation	The Joint Global Coordinators, with our consent, and we, after non-binding consultation with the Joint Global Coordinators, may reallocate shares among the Retail and Employee Offering, International Institutional Offering and the Spanish Institutional Offering prior to the closing date of the Offering, subject to certain limitations.

Principal Shareholder	Upon the closing of the Offering, Iberdrola, S.A. will own, directly or indirectly (including through Iberdrola Generación), an aggregate of 81.8% of our share capital if the Over-allotment Option is not exercised or 80.0% if the Over-allotment Option is fully exercised.
Lock-up Agreements	Subject to certain exceptions, including certain issuances of shares and pursuant to share incentive plans, we, Iberdrola, S.A. and Iberdrola Generación have agreed with the Joint Global Coordinators, for a period commencing on the date of this offering memorandum and ending 180 days after the shares are listed on the Spanish stock exchanges, without the prior written consent of the Joint Global Coordinators (whose consent cannot be withheld without justification), not to agree to the issue of, or to issue, offer, pledge, sell, contract to sell, sell an option or a contract to buy, purchase a sale option or contract to sell, grant an option, right or guarantee of purchase, pledge, lend or otherwise dispose of or transfer, directly or indirectly, our shares or securities convertible into, exercisable to obtain or exchangeable for our shares, warrants or any other instruments that may grant a right to subscribe to or acquire shares, nor directly or indirectly, undertake any transaction that could have an effect similar to the foregoing; or enter into any swap contract or other contracts or transactions by virtue of which the economic effects of ownership of our shares are transferred in whole or in part, directly or indirectly, as further described in "Plan of Distribution—Lock-Up Agreements."
Dividends	The shares offered hereby will be eligible for any dividends paid or declared after the Offering. See "Dividends and Dividend Policy."
Voting Rights	Each share entitles the holder to one vote. See "Description of Share Capital—Shareholders' Meeting and Voting Rights."
Use of Proceeds	We estimate that our net proceeds from the Offering (after deducting certain fees, commissions and estimated expenses of the Offering) will be approximately €4,371.8 million based on the Offering Price of €5.30 per share. The purpose of the Offering is to facilitate the financing of our development plans. We intend to use the net proceeds of the Offering to repay substantially all of our indebtedness we owe to our parent company and principal shareholder, Iberdrola, S.A., which, on a pro forma basis as of September 30, 2007 was €3,753.0 million. See "Use of Proceeds."
Listing and Trading	No public market currently exists for our shares. Application has been made for the shares to be admitted to listing on the Madrid, Barcelona, Bilbao, and Valencia stock exchanges and quoted on the Automated Quotation System of the Spanish stock exchanges. Trading of the shares on the Automated Quotation System is expected to commence on or about December 13, 2007. If the shares are not listed on the Spanish stock exchanges and quoted on the Automated Quotation System of the Spanish stock exchanges by January 14, 2008, the Offering will terminate, the shares will be returned to us and the purchase price will be returned to the purchasers, together with accrued interest.
Payment and Settlement	We expect the shares to be delivered against payment of the Offering Price on the settlement date, which is anticipated to be on or about December 17, 2007 to the accounts of purchasers through the book-entry facilities of *Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U.* ("Iberclear"), or through the book-entry facilities of the custodian of the Euroclear System or the custodian for Clearstream, Luxembourg.

Spanish stock exchanges ticker symbol	"IBR"
Risk Factors	For a discussion of certain risk factors relevant to an investment in the shares, see "Risk Factors."
Pricing Date	December 11, 2007.

SUMMARY HISTORICAL FINANCIAL AND OTHER DATA

Summary Historical Financial Data

The following is a summary of the historical consolidated financial data of Iberdrola Renovables and its subsidiaries prior to the Acquisition. The following summary historical consolidated financial data has been extracted from (a) the audited consolidated financial statements of Iberdrola Renovables as of and for the year ended December 31, 2005 and as of and for the year ended December 31, 2006, prepared in accordance with IFRS and (b) the unaudited consolidated financial statements of Iberdrola Renovables as of and for the nine months ended September 30, 2007, prepared in accordance with IFRS. We adopted IFRS as our primary accounting principles from January 1, 2005, and our first consolidated financial statements under IFRS are those as of and for the year ended December 31, 2005. The summary historical consolidated financial data also includes, for comparative purposes only, unaudited consolidated financial information as of and for the year ended December 31, 2004 using IFRS as included in the audited financial statements as of and for the year ended December 31, 2005 and unaudited consolidated condensed financial information as of and for the nine months ended September 30, 2006 as included in the unaudited financial statements as of and for the nine months ended September 30, 2007. For more information regarding our transition to IFRS, see "Note 3. Transition to International Financial Reporting Standards, IFRS" in the notes to the audited consolidated financial statements as of and for the year ended December 31, 2005 included in this offering memorandum. We have presented below summary cash flow information for the years ended December 31, 2005 and 2006, and for the nine months ended September 30, 2006 and 2007. The 2004 cash flow information presented elsewhere in this offering memorandum is unaudited and was prepared by applying IFRS in effect at December 31, 2005 and is presented in the audited consolidated financial statements as of and for the year ended December 31, 2005 for comparative purposes only. Moreover, the cash flow statements presented in the consolidated financial statements as of and for the year ended December 31, 2006 have been prepared following the new presentation format used by our parent company, Iberdrola, S.A., which is different from the former cash flow presentation format included in the consolidated financial statements as of and for the year ended December 31, 2005. As a consequence, the line items for the 2004 and 2005 cash flow statements presented in the audited financial statements as of and for the year ended December 31, 2005 included elsewhere in this offering memorandum have not been reclassified to reflect the changes to the audited cash flow statements as of December 31, 2006. The audited consolidated financial statements as of and for the year ended December 31, 2006, which are presented below, include the reclassified December 31, 2005 cash flow information for comparative purposes only. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a reconciliation of the line items between the current presentation format for the cash flow statements for the year ended December 31, 2006 and the former presentation format for cash flow statements for the year ended December 31, 2005, and for the year ended December 31, 2004 included for comparative purposes only in the audited consolidated financial statements as of and for the year ended December 31, 2005.

The summary historical consolidated financial data should be read in conjunction with "Selected Consolidated Historical Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our historical financial statements and the relevant notes thereto included elsewhere in this offering memorandum.

Income statement data:

	For the year ended December 31,			For the nine months ended September 30,	
	2004[1] *(unaudited)*	2005 *(audited)*	2006 *(audited)*	2006 *(unaudited)*	2007 *(unaudited)*
	(€ in millions, except percentages and earnings per share)				
Revenue	329.5	557.3	695.6	514.4	494.4
Gross margin[2]	329.5	557.3	695.6	514.4	494.4
Net operating expense	(68.1)	(85.3)	(130.1)	(98.5)	(129.9)
EBITDA[3]	256.0	457.6	556.7	410.4	357.9
EBITDA margin[4]	77.7%	82.1%	80.0%	79.8%	72.4%
Depreciation and amortization, charge and allowances	(108.5)	(149.9)	(182.4)	(137.6)	(157.3)
Profit from operations (EBIT)	147.5	307.7	374.3	272.8	200.6
EBIT margin[5]	44.8%	55.2%	53.8%	53.0%	40.6%
Finance income	8.2	4.4	31.8	25.4	9.0
Finance costs	(88.8)	(68.8)	(100.4)	(69.7)	(117.6)
Profit before tax	61.8	243.4	306.6	228.5	91.4
Income tax	(23.5)	(90.2)	(106.2)	(74.4)	(35.9)
Net profit for the year	38.3	153.2	200.4	154.1	55.5
Minority interests	(3.9)	(8.9)	(10.7)	(10.1)	(6.8)
Net profit for the year attributable to equity holders of the parent	34.5	144.3	189.7	144.0	48.7
Earnings per share (€)[6]	2.09	8.77	11.52	8.75	2.96

(1) The consolidated income statement data as of December 31, 2004 is presented for comparative purposes only and is not audited. We prepared the 2004 consolidated income statement by applying IFRS in effect at December 31, 2005.

(2) Gross margin is revenues less energy costs or procurements. As there are no cost of sales or procurements for renewable energy generation in Spain, gross margin is the same as revenues.

(3) EBITDA represents earnings before interest, income taxes, depreciation and amortization. EBITDA is included because it is frequently used by certain investors, securities analysts and other interested parties in evaluating similar companies. However, because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measure of other companies. EBITDA is not an item recognized under IFRS and should not be considered as an alternative to profit from operations, operating income or any other indicator of a company's operating performance required by IFRS. EBITDA should not in any way be compared to the operating income, net income or cash flow resulting from our activities nor should it be used as an indicator of our past or future profitability or liquidity.

(4) EBITDA margin is EBITDA divided by gross margin.

(5) EBIT margin is EBIT divided by gross margin.

(6) Represents net profit divided by average number of shares. Average number of shares used for earnings per share for each of the periods in the table above was 16,460,044 shares.

Balance sheet data:

	As of December 31,			As of September 30,
	2004[1] *(unaudited)*	2005 *(audited)*	2006 *(audited)*	2007 *(unaudited)*
		(€ in millions)		
ASSETS				
Non-current assets				
Intangible assets	13.5	42.4	44.4	42.4
Goodwill	2.9	30.8	31.0	31.0
Other intangible assets	10.6	11.6	13.4	11.4
Property, plant and equipment	2,816.0	3,460.1	4,135.3	4,820.7
Property, plant and equipment in use	2,401.4	3,139.6	3,574.6	3,898.7
Property, plant and equipment in process	414.5	320.5	560.7	922.0
Financial assets	57.9	30.3	71.0	70.8
Investments accounted for using the equity method	34.0	0.1	0.1	0.1
Non-current equity investments	4.2	0.3	1.1	12.3
Other non-current financial investments	19.7	29.9	67.3	53.0
Derivative financial instruments	0	0	2.5	5.4
Public Administrations	17.8	10.7	0	0
Deferred tax assets	51.9	55.4	33.7	36.2
	2,957.0	3,598.9	4,284.4	4,970.1
Current assets				
Current trade and other receivables	205.7	293.2	145.0	132.7
Current financial assets	12.1	33.4	38.7	48.3
Current equity investments	7.6	0.4	2.3	1.1
Other financial investments	4.5	33.0	35.1	41.5
Derivative financial instruments	0	0	1.3	5.7
Tax receivables	125.0	101.4	145.0	161.9
Cash and cash equivalents	27.5	61.4	122.8	121.7
	370.5	489.4	451.5	464.6
Total assets	3,327.5	4,088.3	4,735.9	5,434.7
EQUITY AND LIABILITIES				
Of Shareholders of the parent	425.2	557.9	718.9	648.3
Share Capital	164.6	164.6	164.6	164.6
Share Premium	60.3	102.0	102.0	102.0
Unrealized assets and liabilities revaluation reserve	(9.1)	(8.6)	0.8	3.1
Other reserves	172.7	153.4	261.8	326.2
Translation differences	2.2	2.2	0	3.7
Net profit for the year	34.5	144.3	189.7	48.7
Minority interests	15.9	66.5	75.8	77.0
	441.2	624.3	794.7	725.3
Non-current liabilities				
Deferred income	14.8	90.9	117.5	121.1
Provisions	1.6	27.4	15.3	17.9
Bank borrowings and other financial liabilities	349.1	366.0	484.6	565.3
Bank borrowings-loans	270.5	293.1	482.2	564.6
Derivative financial instruments	78.7	72.9	2.4	0.8
Other non-current liabilities	507.8	495.2	461.0	432.0
Deferred tax liabilities	9.7	25.4	26.8	26.7
Total non-current liabilities	882.9	1,004.9	1,105.1	1,163.0
Current liabilities				
Provisions	0.1	8.8	2.3	1.7
Bank borrowings and other financial liabilities	24.3	79.1	109.1	142.1
Bank borrowings-loans	24.3	78.4	109.0	142.0
Derivative financial instruments	—	0.7	0.1	0.1
Trade and other payables	1,979.0	2,371.2	2,724.7	3,402.6
Trade payables	29.0	123.2	173.4	157.9
Current tax liabilities and other tax payables	34.8	76.9	64.0	52.7
Other current liabilities[2]	1,915.2	2,171.1	2,487.3	3,192.0
Total current liabilities	2,003.5	2,459.1	2,836.1	3,546.4
Total liabilities	2,886.3	3,464.0	3,941.2	4,709.4
Total equity and liabilities	3,327.5	4,088.3	4,735.9	5,434.7

(1) The consolidated balance sheet data as of December 31, 2004 is presented for comparative purposes only and is not audited. We prepared the 2004 consolidated income statement by applying IFRS in effect at December 31, 2005.

(2) Other current liabilities include transactions with other Iberdrola Group Companies.

Cash flow data:

	For the year ended December 31,		For the nine months ended September 30,	
	2005	2006	2006	2007
	(€ in millions)			
Cash flows from operating activities (I)	751.8	703.5	348.6	706.9
Cash flows from investing activities (II)	(740.2)	(688.8)	(407.3)	(616.2)
Cash flows from financial activities (III)	22.2	46.8	91.9	(91.8)
Net increase in cash and cash equivalents (I+II=III)	33.8	61.5	33.2	(1.1)
Cash and cash equivalents at January 1	27.6	61.3	61.3	122.8
Cash and cash equivalents at end of the period	61.4	122.8	94.5	121.7

SUMMARY PRO FORMA FINANCIAL AND OTHER DATA

You should read the following information in conjunction with "Presentation of Financial and Other Information" and with our financial statements and the financial statements of SPHI and each of the 10 U.K. Wind Companies and, in each case, together with the related notes thereto which are included elsewhere in this offering memorandum.

The pro forma financial information referred to in these explanatory notes has been prepared to provide the reader with combined financial information of the Iberdrola Renovables Group resulting from the Acquisition and the Loan Contribution (as defined and further described below). The pro forma financial information is unaudited. The pro forma financial information has been prepared in accordance with the terms and conditions of EC Regulation 809/2004 and in accordance with the recommendations of the Committee of European Securities Regulators concerning the consistent implementation of such regulation (CESR/05-0546). The pro forma financial information has been prepared for illustrative purposes only and does not purport to represent what our results of operations or financial condition actually would have been if the Acquisition and the Loan Contribution had occurred on the dates provided below, nor does it purport to provide an accurate picture of the financial information or actual results of Iberdrola Renovables, SPHI or the 10 U.K. Wind Companies, nor does it purport to project our results of operations for any future period or our financial condition at any future date, and does not reflect any adjustment to liabilities for restructuring nor the impact of any potential synergies deriving from the Acquisition. Prior to the Acquisition we have not operated or managed either the SP US Assets or the SP UK Assets. Investors are cautioned against placing undue reliance on the pro forma financial information.

The consolidated financial statements of SPHI and the 10 U.K. Wind Companies used in the preparation of the unaudited pro forma financial information have been prepared under the accounting principles of their respective countries (U.S. GAAP and U.K. GAAP, respectively). The unaudited consolidated financial information for the SP UK Assets prepared under U.K. GAAP included in the pro forma financial information differs from the unaudited aggregated financial information reflected in "SP UK Assets Discussion and Analysis of Financial Information" included elsewhere in this offering memorandum as the unaudited aggregated financial information does not represent a proper consolidation in accordance with U.K. GAAP or IFRS. No adjustments were required to be made to the financial information of the SP UK Assets which was consolidated under U.K. GAAP to consolidate such financial information under IFRS for the purposes of preparing the pro forma financial information of Iberdrola Renovables Group. Further, none of the balance sheets and income statements of Iberdrola Renovables, SPHI and the 10 U.K. Wind Companies as of and for the nine months ended September 30, 2007, as used in the preparation of the pro forma financial information as of and for the nine months ended September 30, 2007, have been audited.

The pro forma financial information has been prepared by applying certain harmonization accounting and pro forma adjustments to the historical financial information of Iberdrola Renovables, SPHI and the 10 U.K. Wind Companies, which are included elsewhere in this offering memorandum and which were prepared in accordance with IFRS, U.S. GAAP and U.K. GAAP, respectively. You should read the following summary pro forma financial information in conjunction with "Presentation of Financial and Other Information" and the section entitled "Acquisition and Unaudited Pro Forma Financial Information" included elsewhere in this offering memorandum. For further details related to the preparation of the unaudited pro forma financial information and the adjustments made thereto, see "Acquisition and Unaudited Pro Forma Financial Information."

For the nine months ended September 30, 2007

Segmentation by business note to the summary unaudited pro forma income statement:

Business segments	Wind	Mini-hydro	Gas(1)	Thermal	Energy mgmt	Others	Total
				(€ in millions)			
Operating revenue	721.0	25.0	28.8	298.6	48.4	0.1	1,122.0
Procurements	(69.8)	—	—	(246.7)	(4.9)	—	(321.3)
Gross margin	651.2	25.0	28.8	52.0	43.6	0.1	800.7
Operating costs	(129.1)	(7.3)	(15.1)	(11.2)	(33.3)	(40.4)	(236.4)
EBITDA	522.1	17.7	13.7	40.8	10.3	(40.3)	564.3
EBITDA margin(2)	80.2%	70.8%	47.6%	78.5%	23.6%	—	70.5%
Depreciation and amortization charge and provisions	(255.0)	(8.3)	(23.6)	(10.2)	(1.2)	0.7	(297.6)
Profit from operations (EBIT)	267.1	9.4	(9.9)	30.6	9.1	(39.6)	266.7
EBIT margin(3)	41.0%	37.6%	(34.3)%	58.8%	20.9%	—	33.3%

(1) Enstor business segment.

(2) EBITDA margin is EBITDA divided by gross margin.

(3) EBIT margin is EBIT divided by gross margin.

September 30, 2007

Unaudited pro forma balance sheet:

	Total (Recalculated)
	(€ in millions)
Total non-current assets	14,285.5
Total current assets	1,297.9
Total assets	15,583.4
Total equity	6,731.0
Total capital instruments with debt-like characteristics	550.6
Total non-current liabilities	3,329.1
Total current liabilities	4,972.7
Total equity and liabilities	15,583.4

RISK FACTORS

You should consider all of the information in this offering memorandum, including the following risk factors, before deciding to invest in the shares. The actual occurrence of any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In that case, the trading price of our shares could also decline and you could lose all or part of your investment.

The risks described below are those that we believe are material, but these may not be the only risks and uncertainties that we face. Additional risk factors not currently known or which are currently deemed immaterial may also have a material adverse effect on our business and financial condition or result in other events that could lead to a decline in the value of the shares. This offering memorandum also contains forward-looking statements that involve risks and uncertainties. The actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this offering memorandum.

Risks Associated with the Renewable Energy Industry

We operate wind farms, whose profitability is highly dependent on suitable wind and associated weather conditions.

Our main activity is the business of producing electricity from renewable sources, principally wind. Wind energy production accounted for 81.3% of our pro forma gross margin and 92.5% of our pro forma EBITDA for the nine months ended September 30, 2007. See "Acquisition and Unaudited Pro Forma Financial Information." The amount of energy generated and the profitability of wind farms are highly dependent on climatic conditions, particularly wind conditions, which are variable. As turbines will only operate when wind speeds fall within certain specific ranges which vary by type and manufacturer, if wind speeds fall outside such equipment specifications, energy output at our wind farms would be expected to decline.

During the development phase and prior to construction of any wind farm, a wind study is conducted to evaluate the potential energy capacity of the site. We base our core assumptions and investment decisions on the findings of this study. We cannot guarantee that observed climatic conditions, particularly wind conditions, at a project site will conform to the assumptions that were made during the project development phase on the basis of such wind studies, and therefore we cannot guarantee that our wind farms will be able to meet their anticipated production levels. A decline in wind at all or many of our wind farms could lead to reductions in operational efficiency, energy production and profitability.

Moreover, earthquakes, hurricanes, tornados, lightning strikes, severe storms or other exceptional weather conditions or natural disasters could damage our wind farms and facilities and decrease production levels.

Such events, particularly to the extent that they affect multiple wind farms and project sites, could have a material adverse effect on our business, financial condition or results of operations.

Our profitability in each of the regional markets in which we operate is dependent on policies and regulatory frameworks that support renewable energy development.

The development and profitability of renewable energy projects is significantly dependent on policies and regulatory frameworks that support such development. Certain jurisdictions provide various types of incentives that support the sale of energy generated from renewable sources. In particular, the European Union, its member states, including Spain and the United Kingdom, and the United States have adopted policies and measures that actively support renewable energy projects. These policies include, among others: (i) renewable energy national targets such as in Spain or renewable energy purchase obligations imposed on established power producers and/or distributors, such as in the United Kingdom and certain states in the United States, (ii) tax incentives (such as, in the United States, the federal accelerated tax depreciation under the MACRS and PTCs, which grant income tax credits in proportion to the quantity of wind energy produced and sold during a taxable year), (iii) environmental certificates programs (such as ROCs in the United Kingdom and Renewable Energy Credits ("RECs") in certain states in the United States) that trade on both organized and informal markets and (iv) preferential rights of access to the transmission network and the right to deliver production through the network in Spain and certain other jurisdictions. See "Regulatory."

Support for renewable energy sources has been strong in recent years. While the European Union and the United States have affirmed their desire to continue and strengthen their support for renewable energy in the past, there can be no assurance that such policies will not be adversely modified or that any other supportive policies of renewable energy development, particularly those affecting wind farms, will continue to exist. See "Regulatory."

In Spain, on May 25, 2007, the Spanish government passed Royal Decree 661/2007 which replaces Royal Decree 436/2004, introducing new elements to the economic regime while maintaining the same basic regulatory principles. The tariffs, premiums, complements and cap/floor limits in Royal Decree 661/2007 are expected to be reviewed in 2010, which would then apply to facilities placed into operation on or after January 1, 2012. We can provide no assurance that the Royal Decree 661/2007 will not be adversely modified in 2010 for new capacity installed or that any modifications will not have any negative effects on the remuneration regime for capacity installed before 2012. Further, if the capacity limits set by the Royal Decree 661/2007, which are based on the 2010 targets set by the Spanish Renewable Energy Plan 2005-2010 (*Plan de energías renovables en España 2005-2010*) (the "PER") are reached (20,155 MW of wind power), there can be no assurance that existing tariffs, premiums and complements will remain in place for new facilities above the capacity limits. See "Regulatory—Spain."

In the United States, government support for renewable energy is primarily based on tax incentives (PTCs and MACRS) at the federal level and Renewable Portfolio Standards which have been implemented in many states. The federal PTC incentive currently extends to qualifying facilities placed in operation before the end of 2008. Such facilities will continue to benefit from the current PTC incentive until the end of the applicable PTC period (i.e., the ten-year period from the year in which the facility is placed in operation). There can be no assurance that the federal PTCs will be renewed for wind farms placed in operation after 2008 or, if allowed to expire after 2008 or at any point in the future, that such incentive would ever be renewed, and, if so, would apply retroactively to lapsed periods. In addition, there can be no assurance (i) that we will have sufficient taxable income to utilize the benefits generated by these tax incentives (ii) that we otherwise will be able to realize the benefits of these incentives through investment structures with third parties by attracting suitable investors interested in benefiting from PTCs and accelerated tax depreciation that meet our credit risk standards, (iii) that there will be a sufficient number of such suitable investors, or (iv) that we will realize the full benefit of our existing institutional investment structures, including receipt of all expected investor payments, which could have a material adverse effect on our business, financial condition or results of operations. See "Regulatory—United States," "SPHI Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting SPHI Results of Operations—Aeolus transactions," "SPHI Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting SPHI Results of Operations—Contingent Liabilities," "Business—Wind—Wind farm financing structures."

In the United Kingdom, government support for renewable energy includes ROCs and Climate Change Levy Exemption Certificates ("LECs"). Energy suppliers, who must obtain a certain percentage of their energy supply from renewable sources, must either purchase ROCs from eligible renewable energy generators who receive ROCs per MWh produced or pay a buy-out price. LECs provide an exemption to the climate change levy, which allows renewable energy generators to sell them to non-exempt suppliers. See "Regulatory—United Kingdom." We can provide no assurance that these government incentives will continue as currently implemented, or at all, or that the incentives under the current or proposed legislation will be similar to current levels.

If the relevant authorities in the countries in which we operate fail to continue supporting, or reduce their support for, the development of renewable energy generation facilities, particularly wind farms, or the generation of renewable energy, these actions could have a material adverse effect on our business, financial condition or results of operations.

We are subject to comprehensive energy regulation.

We conduct our business in a regulated environment. Our company and each of the power plants we operate (including wind farms, mini-hydro plants and other plants) must comply with numerous laws and regulations in each of the jurisdictions in which we operate. In particular, our business and our power plants are subject to strict international, national, state and local regulations relating to the development, construction and operation of power generation plants (including, among others, land acquisition, leasing and use, and the corresponding building permits, landscape conservation, noise regulation, environmental protection and environmental permits and energy transmission and distribution network congestion regulations). Non-compliance with such regulations could result in the revocation of permits, sanctions, fines or criminal penalties. See "—Our development activities and operations are subject to risks from environmental, safety and other hazards" and "Business—Development Phases."

The regulations applicable to the generation of electricity from renewable energy sources vary by jurisdiction and are subject to modifications that may be more restrictive or unfavorable to us. More restrictive or unfavorable regulations, such as an obligation to modify existing power plants or the implementation of additional inspection and monitoring procedures, could lead to changes in operating conditions that might require increased capital expenditure, increase operating costs or otherwise hinder the development of our business. Furthermore, additional laws and regulations may be implemented, including as a result of actions filed by third parties or lobbying by special interest groups. See "Regulatory."

We cannot guarantee that current laws and regulations will not be modified in the future, whether in response to public pressure or otherwise. Such modifications could have a material adverse effect on our business, financial condition or results of operations.

The expansion of our business is dependent on locating and obtaining title to suitable operating sites and obtaining operating and building permits for our wind farms and other power plants.

(i) Limited geographic availability

Wind farms require particular wind conditions that are found in limited geographic sites. Further, electric power plants require connection to the relevant electricity transmission or distribution networks in order to transmit and deliver electricity, which limits the number of sites appropriate for installation of the plants.

(ii) Increased competition to obtain title

Our ability to locate and obtain title to suitable operating sites is subject to growing competition from an increasing number of operators in the wind and other renewable energy generation markets that have sufficient financial capacity to make the necessary investments to research, locate and obtain title to such sites and, in the case of power plants, to obtain transmission connection rights.

(iii) Dependence on obtaining operating and building permits

In order to construct and operate an electric power generation plant, we must obtain operating and building permits from various authorities. Additionally, procedures for the granting of operating and construction permits vary by country and certain jurisdictions may deny requests for permits for a variety of reasons. The process for obtaining such permits also may be obstructed or delayed by public opposition. See "—Negative public response to renewable energy projects may impact our ability to construct and operate wind farms or other power plants in certain areas." Further, we can provide no assurance that operating and building permits will be obtained or renewed when required.

(iv) Other constraints

Other constraints on our business include provisions for easements (including access easements) and various environmental constraints associated with a site's proximity to dwellings or sites that are environmentally protected pursuant to local laws or regulations.

If we are unable to locate, secure control of and obtain title to requisite permits for suitable operating sites, we may not be able to construct projects and commence operations on a timely basis or at all, which could have a material adverse effect on our business, financial condition or results of operations.

We rely on transmission assets and services for electricity to the extent we do not own or control delivery of such assets and services.

We depend on electric transmission lines and other transportation facilities owned and operated by third parties to deliver the electricity we sell. We typically do not own or control the transmission facilities other than those limited transmission facilities necessary to interconnect our respective generating facilities to the grid. Many of our potential wind projects (particularly in the United States) are located in remote areas with limited transmission capacity and in which there is intense competition for the capacity that is available. In the event of a failure in the transmission facilities on which we rely for the sale of the electricity we produce, in addition to any of our lost revenues, we may be responsible for damages incurred by our customers, such as the additional cost of acquiring alternative supply at then-current spot market rates. Such lost revenues and liability for damages incurred by our customers could have a material adverse effect on our business, financial condition and results of operations.

Revenues from our business are exposed to market electricity prices.

In addition to regulated incentives, remuneration of certain of our projects depend on market prices for sales of electricity. Market prices may be volatile and are affected by various factors, including (i) the cost of the raw materials used as the primary source of energy, (ii) user demand, (iii) the average hydraulicity for the period and (iv) the price of greenhouse gas emission rights.

We are exposed, in several of the jurisdictions in which we operate, to remuneration schemes which contain both regulated incentive and market price components. In such jurisdictions, the regulated incentive component may not compensate for fluctuations in the market price component and thus total remuneration may be volatile.

There can be no assurance that market prices will remain at levels which enable us to maintain profit margins and desired rates of return on investment. A decline in market prices below anticipated levels could have a material adverse effect on our business, financial condition and results of operations.

Factors over which we have little or no control may cause fluctuations in our revenues, which may make period-to-period revenue comparisons a less relevant indicator of future earnings.

Our revenues may fluctuate from period to period depending on several factors, including varying weather conditions, changes in regulated or market electricity prices and electricity demand, which follow broad seasonal demand patterns. Because we have little to no control over these factors, we can provide no assurance that our revenues will not fluctuate from period to period. Thus, a period-to-period comparison of our revenues may not reflect long-term trends in our business and may not prove to be a relevant indicator of future earnings. Further, there can be no assurance that our future earnings will be consistent with historical results or investors' forecasts or expectations.

The market for energy from renewable sources is rapidly evolving and we must keep pace with technological changes in order to maintain and increase our business operations.

The technologies used in the renewable energy sector change and evolve rapidly. Moreover, techniques for the production of electricity from renewable sources are constantly improving and becoming more complex. In order to maintain our competitiveness and expand our business, we must adjust effectively to changes in technology and further our research and development. If we fail to react effectively to current and future technological changes in the sector or to progress our research and development in a timely manner, our business, financial condition, results of operations or our ability to achieve our objectives may be materially adversely affected.

We operate in a capital intensive business and a significant increase in capital costs could have a material adverse effect on our business, financial condition and results of operation.

We have significant construction and capital expenditure requirements and the recovery of the capital investment in a power plant occurs over a substantial period of time. The capital investment required to develop and construct a renewable energy power plant varies based on the cost of the necessary fixed assets for such power plant, such as turbines, which represents between 70% and 80% of our investment costs during the development phase. The price of such equipment may increase as the market demand for such equipment expands ahead of supply, or if the prices of key component commodities and raw materials used to build such equipment increases. Other factors affecting the amount of capital investment required include, among others, the construction costs of the power plant. A significant increase in the costs of developing and constructing our power plants could have a material adverse effect on our targets and our business, financial condition and results of operations.

Our growth plan is dependent on the availability of equipment.

We require delivery and assembly of certain technical equipment, including turbines, blades and masts for wind power plants. There are a limited number of suppliers of certain technical equipment required for our business.

Current demand for turbines in Europe and the United States exceeds production capacity, which has recently led to supply shortages and increased prices for turbines and other technical equipment. We can provide no assurance that we will, in the future, be able to purchase a sufficient quantity of turbines and other technical equipment to satisfy our business targets, or that certain suppliers will not give priority to other market participants, including our competitors. Any significant delay by our principal suppliers in the performance of contractual commitments, or inability of our principal suppliers to meet such commitments, unavailability of components and equipment, or failure of components and equipment to meet our needs and expectations could have a material adverse effect on our business, financial condition or results of operations.

Negative public response to renewable energy projects may impact our ability to construct and operate wind farms or other power plants in certain areas.

Certain persons, associations and groups may oppose wind energy or other power plants, citing degradation of the landscape, noise pollution, avian hazards and general environmental damage. Although the development of a renewable energy project typically requires an environmental impact study and a public hearing prior to the issuance of building and corresponding governmental permits, we cannot guarantee that our wind farms and other power plant projects will be accepted by the local population. In areas in which wind farms and other power plant projects are close to residential dwellings, opposition from the local population could lead to the adoption of restrictive regulations on the operation of the wind farms and other power plant projects.

If a segment of the population or certain companies mobilize against the construction of renewable energy or other power plant projects or mount legal challenges, it could be more difficult to obtain requisite building permits. Alternatively, legal challenges may result in an injunction against development, impeding our ability to place projects in operation according to schedule or to meet our business targets. Certain of our wind farm projects have from time to time been subject to such opposition and challenges and we expect such challenges to continue as part of the ordinary course of our business. See "Business—Legal Matters."

As a result, such public opposition, an increase in the number of challenges to the granting of local permits or an unfavorable trend in the outcome of such challenges could have a material adverse effect on our business, financial condition or results of operations.

Risks Associated with the Non-Renewable Energy Industry

We are subject to comprehensive regulation.

We are regulated in the United States at the federal level under a variety of statutes and regulations, which provide the Federal Energy Regulatory Commission ("FERC") with jurisdiction over the transport, storage and certain sales of natural gas in interstate commerce. Our purely intrastate facilities are regulated at the state level, which varies by jurisdiction. Our thermal generation facilities are regulated under the same U.S. federal and state laws that are applicable to renewable energy facilities, including FERC regulations. In the United States, we are subject to rules, regulations and codes of conduct relating to affiliate transactions, particularly in respect of our Enstor gas storage business. Non-compliance with such regulations could result in fines, sanctions, revocation of permits, and/or criminal penalties. Furthermore, additional laws and regulations may be implemented, or current laws and regulations may be modified in the future. Such modifications could have a material adverse effect on our business, financial condition or results of operations. See "Regulatory—U.S. Gas Industry Regulation."

Our gas business is highly dependent on the existence of a spread between current and future gas prices and prices across geographic markets.

Our gas storage business in the United States generates revenue by taking advantage of the spread between spot, future and forward gas prices. We also exploit locational price spreads through our ability to transport gas from low price markets to higher price markets. There can be no assurance that there will continue to be a spread between current and future gas prices or that such spread, if any, will exceed the prices we charge for storage or the cost of providing such storage. Further, there can be no assurance that disparities between gas prices in regional markets in the United States will continue to exist or that access to pipelines will remain open to all shippers in order to take advantage of such price spread, if any, in the future. An absence or significant reduction of such spreads in the United States gas market or a change in regulation impeding the transport of gas between regions could have a material adverse effect on our business, financial condition or results of operations.

The expansion of our Enstor business is limited by a number of constraints, including locating and obtaining title to suitable sites, hiring and retaining industry specialists and obtaining requisite permits.

We face a number of constraints that may limit the future growth of our owned gas storage business in the United States. The principal constraint is the scarcity of and competition to locate and obtain title to known high-quality development sites, which require the presence of specific and relatively uncommon geologic factors. Locating and obtaining title to suitable operating sites is subject to growing competition from an increasing number of operators in the gas storage markets with sufficient financial capacity to make the necessary investments to research, locate and obtain title to such sites. There is also a limited pool of geologists, engineers and specialists who are qualified to locate, survey and secure control of gas storage sites. In addition, there is a lengthy and often complex development and permitting process involved in establishing a gas storage facility. We must obtain operating and building permits from a large number of federal, state and local administrative authorities, which may be denied, delayed or contain restrictions for a variety of reasons, including environmental concerns, a storage site's proximity to dwellings or public opposition. See "—Negative public response to gas storage and thermal generation projects may impact our ability to develop and operate gas storage facilities in certain areas." If we are unable to locate and secure control of suitable sites on favorable terms (or at all), locate or retain employee or contractor specialists or obtain and retain requisite permits for a sufficient number of operating sites, we may not be able to maintain existing or construct future projects on a timely basis (or at all), which could limit Enstor's future growth and possibly result in a material adverse effect on our business, financial condition or results of operations.

We rely on transmission assets and services for natural gas and thermal generated electricity to the extent we do not own or control delivery of such assets and services.

We depend on natural gas pipelines and other transportation facilities owned and operated by third parties to deliver the natural gas we sell to wholesale markets, to supply natural gas to our electric generation facilities, and to provide our customers with access to our storage facilities. We enter into short- and long-term contracts with such third parties to secure such services or to provide interconnectivity with our owned storage facilities. We depend on electric transmission lines and other transportation facilities owned and operated by third parties to deliver the electricity we sell from our thermal generation plants. We typically do not own or control the transmission facilities other than those limited transmission facilities necessary to interconnect our respective generating facilities to the grid. If transportation or transmission lines are disrupted, or if capacity is inadequate, our ability to sell and deliver our products and services may be restricted. As a result, in addition to any lost revenues, we may be responsible for damages incurred by our customers, such as the additional cost of acquiring alternative supply at then-current spot market rates. Such lost revenues and liability for damages could have a material adverse effect on our business, financial condition and results of operations.

Negative public response to gas storage and thermal generation projects may impact our ability to develop and operate gas storage facilities in certain areas.

Certain persons, associations and groups may oppose gas storage and thermal generation projects, citing degradation of the landscape and general environmental damage. If a segment of the population or certain companies mobilize against the development or operation of a gas storage or thermal generation project or mount legal challenges, it could be more difficult to obtain requisite permits, which could have a material adverse effect on our business, financial condition or results of operations.

Risks Relating to the Integration of the ScottishPower Assets

We cannot assure you that the expansion of our operations will be successfully implemented.

As part of our global business strategy, we have recently expanded our existing businesses through the acquisition of the ScottishPower Assets and thus strengthened our presence in the United States and the United Kingdom. On a pro forma basis the ScottishPower Assets comprised 37.9% of our pro forma gross margin and 34.0% of our pro forma EBITDA for the year ended December 31, 2006 and 38.3% of our pro forma gross margin and 36.6% of our pro forma EBITDA for the nine months ended September 30, 2007. See "Acquisition and Unaudited Pro Forma Financial Information." Through the Acquisition of the ScottishPower Assets, we have increased our renewable energy capacity as of September 30, 2007 to a total of 7,342 MW in pro forma installed renewable capacity and a pipeline of 41,266 MW. We also acquired in connection with the Acquisition 537 MW of thermal generation capacity (including 237 MW Thermal PPAs) and 0.76 bcm of working gas storage capacity and added an energy management business to our portfolio.

We can provide no assurance that we will be successful in new regional markets or businesses into which we have expanded our operations or that we will continue to be successful in our other existing markets or businesses. Although we believe that the expansion and entry into new geographic markets and businesses will contribute to our growth and future profitability, we cannot assure you that we will be able to achieve all of our expected business targets or that the combined businesses will achieve the same level of profitability that has been achieved historically.

The rapid expansion of our business as a result of the Acquisition will lead to considerable demands on our resources.

The recent acquisition of the ScottishPower Assets has resulted in a rapid expansion of our business operations, increased the complexity of our operations, and may place a significant strain on our managerial, operational, financial and other resources and on our control procedures. Our ability to manage such growth will depend largely on our ability to (i) develop efficient and integrated managerial and support systems, (ii) standardize technology and operational developments across geographic markets, (iii) control costs, (iv) maintain effective quality controls while expanding our internal information, accounting and management systems, (v) attract, assimilate and retain additional qualified personnel and (vi) monitor operations effectively. If we are unable to achieve these necessary measures, we may not be able to successfully integrate the ScottishPower Assets, which consisted of separate businesses with different company management and procedures, into our current business structure and operations.

In addition, our management team may be required to devote considerable amounts of time to effect the integration of the acquired businesses, which will decrease the time it will have to manage the existing business. If our management is not able to manage the integration process effectively, or if any significant business activities are interrupted as a result of the integration process, our business operations may be materially adversely affected.

We can provide no assurance that we will be able to successfully implement the necessary measures at a pace consistent with the growth of our business and in an efficient manner, or that we will be able to effectively manage our growth, which could have a material adverse effect on our business, financial condition and results of operations.

We may be required to pay certain disputed tax liabilities and/or certain potential tax indemnities of the SP US Assets, if Iberdrola, S.A. does not or is not able to indemnify us for such payments as required under the Indemnity Agreement.

We are currently disputing, through both the administrative process and litigation, various tax liabilities asserted against the SP US Assets by the U.S. tax authorities. We are also subject to certain tax indemnity obligations with respect to the SP US Assets that are primarily attributable to divested businesses and may give rise to indemnity payments. Iberdrola, S.A. has agreed, pursuant to an indemnity agreement dated November 20, 2007 (the "Indemnity Agreement"), to indemnify us against these disputed tax liabilities and any other liabilities relating to the SP US Assets for periods prior to October 3, 2007. See "Business—Legal Matters—Regulatory and Tax Matters and—Other claims and disputes," and "Related Party Transactions—Iberdrola, S.A.—Indemnity Agreement."

Risks Relating to our Business Activities

The majority of our revenue and profits are concentrated in our operations in Spain, the United States and the United Kingdom and any changes in regulations, increases in costs or reduction in demand in these particular jurisdictions may materially adversely affect our business, financial condition and results of operations.

We currently carry out the majority of our business in Spain, the United States and the United Kingdom, and derived 95.3% and 92.9% of our pro forma gross margin in these countries for the year ended December 31, 2006 and for the nine months ended September 30, 2007, respectively. On a pro forma basis for the year ended December 31, 2006 and for the nine months ended September 30, 2007, Spain is currently our largest market, which comprised 57.4% and 54.4% of our pro forma gross margin, respectively, followed by the United States, which comprised 29.6% and 30.2% of our pro forma gross margin, respectively, and the United Kingdom, which comprised 8.2% and 8.3% of our pro forma gross margin, respectively. Among other factors, any material regulatory issues or unfavorable changes in regulations, consumer acceptance, increases in costs or reduction in demand in these particular jurisdictions may significantly limit our ability to generate revenue and could have a material adverse affect on our business, financial condition and results of operations.

The basis and underlying assumptions used in the classification of our pipeline were internally developed and have not been audited or verified by any third party.

We have developed a pipeline classification methodology which divides our pipeline into "highly confident", "likely" and "probable" categories based on development stage and ascribed probabilities of being placed successfully into operation of approximately 95%, 40-50% and 20%, respectively. See "Business—Wind—Pipeline." The pipeline information presented in this offering memorandum is not weighted by the probability ascribed to each category. The basis and underlying assumptions used in the classification of our pipeline were internally developed and have not been audited or verified by any third party. Further, the criteria used to classify our pipeline may differ by geographic segment. No generally accepted pipeline classification methodology is used in the renewable power generation industry and we expect that our pipeline classification methodology differs from that used by other companies in the industry. As such, our pipeline description may not be comparable with those of other market participants. There can be no assurance that projections or estimates relating to our pipeline will correspond with future performance and actual results could differ materially from current expectations.

We purchase the majority of our wind farm equipment from a limited number of suppliers and the loss of certain supplier relationships, or the failure of purchased equipment to meet our performance and maintenance cost expectations, could have a material adverse effect on our operating results.

There are a limited number of turbine suppliers and current demand worldwide for turbines exceeds production capacity. Our largest suppliers, Gamesa Eólica and GE Wind in the aggregate supplied turbines which accounted for 83.6% of our pro forma installed wind capacity (excluding the 606 MW FPL PPAs) as of September 30, 2007. Our largest supplier is Gamesa Eólica, which has committed to sell us 2,700 MW of turbines through 2009, with a possible extension to 2011, under a framework agreement entered into on October 19, 2006. See "Related Party Transactions."

Our contracts with turbine suppliers usually cover the production, transport, erection and commissioning phases. At times, the operations and maintenance requirements during the guarantee period, which is typically two years unless otherwise negotiated in the agreements, are also contracted with the supplier. See "Business—Renewable Energy Businesses—Suppliers."

Other important suppliers include the engineering and construction companies that are contracted during the development and installation phases to perform civil engineering and electrical work for wind farms as well as the required infrastructures. Historically, our affiliate, Iberdrola Ingeniería, has been our primary supplier of engineering and construction services and, pursuant to a framework agreement with Iberdrola Ingeniería dated November 5, 2007, Iberdrola Ingeniería agreed to continue to provide us with certain engineering services for the development, construction, management and operation of our renewable energy power plants in the future. See "Related Party Transactions."

Although we have expanded and diversified our supplier base the loss of any of these suppliers or service providers or inability to find replacement suppliers or service providers or to purchase turbines and engineering and construction services at rates currently offered by our existing suppliers or a change in the terms of our supply, engineering and construction or operations and maintenance agreements, such as increased prices for maintenance services or for spare parts, could have a material adverse effect on our ability to construct and maintain wind farms or the profitability of wind farm development and operation. Additionally, the failure of one or more models of wind turbines or other equipment from one or more suppliers to perform as anticipated over the 20- to 30- year anticipated life could have a material adverse effect on our business, financial condition or results of operations. As we have experienced in the past, we may suspend wind farms as a precautionary measure as a result of turbine failures.

We are exposed to certain risks in relation to our operating model and information technology and systems.

We are reliant upon certain technologies and systems for the operation of our businesses. Our operations depend on the efficient and uninterrupted operation of our computer systems which remotely control our operating and maintenance activities. A failure of our network or data gathering procedures, data viruses or computer "hackers" or other technological failures at our operating facilities including the CORE remote control center in Toledo, Spain could impede the processing of data, delivery of services and the day-to-day management of our business and could result in disruptions in our operations. In addition, any failure by our information technology to connect our remote control center to the local control and information system at each renewable facility may result in wind farms not being operated at optimal efficiency levels which in turn could have a material adverse effect on our business, financial condition and results of operations.

We generate revenue and incur expenses and have borrowings in various currencies and interest and exchange rate fluctuations and currency devaluations could have a material adverse effect on our results of operations.

We conduct operations in Spain, the United States, the United Kingdom and certain other jurisdictions. Historically, most of our revenue has been generated in euro, but we will generate an increased proportion of revenues in U.S. dollars and sterling following the integration of ScottishPower Assets. We face currency transaction risk when our operating subsidiaries enter into agreements or incur substantial costs denominated in currencies other than euro and may not always be able to match revenues with costs denominated in the same currency.

There can be no assurance that we will be able to successfully hedge our foreign exchange risks and significant currency exchange rate fluctuations and currency devaluations (i.e. primarily in the relative values of the euro, sterling and the U.S. dollar) could have a material adverse effect on our results of operations from period to period.

Additionally, our financial condition and results of operations of our subsidiaries are reported in the relevant local currencies and then translated into euro at the applicable exchange rates for inclusion in our consolidated financial statements, which are stated in euro. The exchange rates between these currencies and the euro may fluctuate significantly. Such exchange rate translation risks could have a material adverse effect on our results of operations.

Moreover, we operate in a capital intensive business and the majority of our indebtedness bears interest at variable rates, generally linked to market benchmarks such as EURIBOR and LIBOR. Any increase in interest rates would increase our interest payments and could adversely affect our financial condition. There can be no assurance that future exchange rate and interest rate fluctuations will not have a material adverse effect on our financial condition and results of operations.

We also enter into hedging arrangements to cover exchange rate or interest rate fluctuations. There can be no assurance that any current or future hedging contracts we enter into will adequately protect our operating results from the effects of exchange rate or interest rate fluctuations, will not result in additional losses or that our other risk management procedures will operate successfully.

Our derivatives strategy may not adequately minimize market risk, may expose us to significant losses and may limit our ability to benefit from higher prices.

The ownership and operation of wind generating facilities, other power plants and gas facilities expose us to market risks including the volatility of gas and electricity prices. We use and plan to continue using forward contracts and derivative financial instruments, such as fixed and floating swaps (cross currency and commodity agreements) and financial and commodity futures contracts and options to manage market risks, reduce our exposure to fluctuating electricity and gas prices and for proprietary trading purposes and as part of our energy management business. These activities expose us to certain market risks, including unsuccessful matching of exposures or execution of our hedging strategy, and may limit our ability to realize the full benefits of increases in energy prices. Although our operations are subject to a process of risk limits, established risk information systems and reporting, with a business model designed to minimize commodity risk, these procedures may not be effective in controlling risk within prescribed boundaries or limits as expected. Further, future changes in markets may not be consistent with our historical data or assumptions. If we are not able to successfully anticipate and hedge against market risks, volatile energy prices may have a material adverse effect on our business, financial condition or results of operations.

We cannot and do not attempt to fully hedge our assets or positions against changes in energy commodity prices, currency exchange or interest rates, and our hedging procedures currently in place may not work as planned.

In order to manage our financial and operating risks, including risks related to the provision of shaping and firming services, under which we deliver consistent, steady electricity production to a designated offtake location, we use certain derivative instruments as hedging tools. These instruments include fixed and floating swaps (cross currency and commodity agreements), swap options, financial options, forward rate agreements, financial and commodity forward contracts, commodity futures, commodity options and other complex derivatives. Such physically- and financially-settled instruments are generally held by us to match exposures, however, such hedging strategies may not be effective in matching exposures, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to additional risks as a result of the international nature of our businesses that may materially affect our financial results.

Although we are headquartered in Spain, we have substantial operations in the United States and the United Kingdom, and we have a presence in 16 other countries. We expect that our operations will continue to expand in these countries and globally. Accordingly, we face a number of risks associated with operating in a number of different countries, particularly countries outside of the EU, that may have a materially adverse impact on our business, financial condition and results of operations. These include, but are not limited to, compliance with and changes in laws and regulations applicable to foreign corporations, the absence, loss or non-renewal of favorable treaties or similar agreements with foreign tax authorities or political, social and economic instability.

We are not able to insure against all potential risks and may become subject to higher insurance premiums.

Our business is exposed to the risks inherent in the construction and operation of electrical power plants and gas storage facilities, such as breakdowns, manufacturing defects, natural disasters, terrorist attacks and sabotage. We are also exposed to environmental risks. We have entered into insurance policies to cover certain risks associated with our business. However the majority of our insurance policies do not cover losses as a result of force majeure, such as natural disasters, terrorist attacks and sabotage. In addition, our insurance policies are subject to annual review by our insurers and we cannot guarantee that these policies will be renewed at all or on similar or favorable terms. If we were to incur a serious uninsured loss or a loss significantly exceeding the limits of our insurance policies, the results could have a material adverse effect on our business, financial condition, or results of operations. In addition, several of our intra-group insurance policies require that Iberdrola, S.A. own at least 50% of our share capital for us to be covered by the respective policy. If Iberdrola, S.A. decreases its shareholding to less than 50% of our share capital, we will have to obtain other insurance coverage which may not have similar terms.

We rely on credit and liquidity guarantees in order to conduct business in the United States.

Our United States market activities, including equipment procurement and construction, PPAs, institutional investment structures and gas commodity trading, hedging and storage activities, typically require us to provide credit support for the obligations undertaken. We typically are required to provide parent company guarantees or guarantees from a rated U.S. affiliate to cover these obligations, and in turn we request parent guarantees, letters of credit, bonds or cash to cover counterparty exposures. See "—The non-payment by customers under long-term agreements for the purchase and sale of electricity could have a material adverse effect on our business, financial condition or results of operations."

Any unavailability of such credit support or a decline in the creditworthiness of our U.S. subsidiaries providing such credit support could hinder our ability to engage in such United States market activities and consequently could have a material adverse effect on our business, financial condition or results of operations.

The non-payment by customers under long-term agreements for the purchase and sale of electricity could have a material adverse effect on our business, financial condition or results of operations.

We have long-term agreements for the purchase and sale of electricity in certain jurisdictions, such as the United States and the United Kingdom. There can be no assurance that our customers will comply with their contractual payment obligations, will not be subject to insolvency or liquidation proceedings during the term of the relevant contracts, or that the credit support received from such customers will be sufficient to cover our losses in the event of a failure to perform. Any significant non-compliance or insolvency or liquidation of our customers could have a material adverse effect on our business, financial condition or results of operations. See "Business."

Our development activities and operations are subject to environmental regulation and risks from environmental, safety and other hazards and our operations are susceptible to industrial accidents and malicious acts.

We are subject to various safety and environmental protection laws and regulations in each of the jurisdictions in which we operate. Certain aspects of our business activities are inherently hazardous, including the operation and maintenance of wind turbine generators, gas fired generation equipment and the storage of natural gas. Additionally, certain products and by-products used or generated in our operations may be hazardous or potentially hazardous. We are subject to certain laws and regulations designed to control hazardous activities and land uses, prevent and control pollution and restore and protect wildlife and the quality of the environment. Such laws and regulations govern, and require us to obtain and maintain permits and approvals and implement required environmental, health and safety programs and procedures to control risks associated with the siting, construction, operation and closure of energy production and gas storage facilities and may increase the timing, cost and difficulty associated with such business activities. See "Regulatory."

Our power plants and gas storage facilities may be susceptible to industrial accidents and employees or third parties may suffer bodily injury as a result of such accidents. Additionally, our plants, facilities and employees may be susceptible to harm from events outside the ordinary course of business including natural disasters, catastrophic accidents and malicious acts such as assaults, sabotage or terrorism. Such accidents or events could cause severe damage to our plants and facilities, requiring extensive repair or the replacement of costly equipment and may limit our ability to operate and generate income from such facilities for a period of time. Such incidents could also cause significant damage to natural resources or property belonging to third parties, or personal injuries, which could lead to significant claims against us and our subsidiaries. Insurance coverage may become unavailable or insufficient to cover losses or liabilities related to certain of these risks.

Further, the consequences of these events may create environmental or health hazards and pollution and may be a nuisance to neighboring residents. We may be required to pay damages, clean up environmental damage or be required to shut down plants in order to comply with environmental or health and safety regulations. Environmental laws in certain jurisdictions in which we operate, including the United States, impose liability, including liability without regard to fault, for releases of hazardous substances into the environment and we could be liable under these laws and regulations at current and former facilities and third party sites. Violations of environmental laws in certain jurisdictions may also result in criminal penalties, including, in the United States, with respect to certain violations of laws protecting migratory birds and endangered species.

We, like many of our competitors, have incurred, and will continue to incur capital and operating expenditures and other costs in the ordinary course of business in complying with safety and environmental laws and regulations in the jurisdictions in which we operate. Although we do not currently anticipate any significant capital expenditures in respect of environmental regulations outside of the ordinary course of business, we can provide no assurance that such significant capital expenditures will not be incurred or required in the future.

Additionally, we may incur costs outside of the ordinary course of business to compensate for any environmental or other harm caused by our facilities or to repair damages resulting from any accident or act of sabotage suffered, which may have a material adverse effect on our business, financial condition or results of operation.

We may be subject to enhanced regulatory scrutiny for certain affiliate transactions.

In June 2007, Iberdrola, S.A. entered into an agreement to acquire Energy East, an integrated utility with retail electricity and gas customers in the Northeastern United States. Following the announcement of this acquisition, we are required to comply with the FERC code of conduct rules with respect to transactions involving Energy East and may be required to comply with similar state rules after the consummation of the transaction. See "Regulatory—United States—Electricity Generation."

The loss of certain of our senior management or key employees may adversely affect our ability to implement our strategy.

We are dependent on our skilled and experienced management team in Spain, the United States and the United Kingdom and the loss of certain key executives or several or many local managers could have a negative impact on our operations. Our management may terminate their contracts following designated notice periods which vary by jurisdiction. Most key management employees in the United Kingdom and the United States are restricted from competing with us or soliciting our clients, customers, suppliers and employees post termination of employment for a certain period of time; however, the enforceability of such provisions cannot be guaranteed.

We also depend on our ability to retain and motivate key employees and attract qualified new employees in order to meet our business objectives. Inability to attract and retain sufficient technical and managerial personnel could limit or delay our development efforts, which could have a material adverse effect on our business, financial condition or results of operations.

As the principal shareholder, Iberdrola, S.A. will continue to exercise significant control over us after the Offering and its interests may differ from the interests of our new shareholders.

Upon completion of the Offering, Iberdrola, S.A. will own, directly or indirectly, 81.8% of our issued share capital if the Over-allotment Option is not exercised (or 80.0% if the Over-allotment Option is exercised in full). As a result, Iberdrola, S.A. will have the ability to determine substantially all matters requiring approval by a majority of our shareholders, including the declaration of dividends, the right to appoint a majority of the members of our board of directors (which makes the main decisions regarding our business and appoints the chief executive officer), adoption of amendments to our bylaws, changes in share capital, as well as direct our day-to-day operations. Iberdrola, S.A. will also have the ability to cause or prevent a change in our control.

Furthermore, the interests of Iberdrola, S.A. may differ from our interests or the interests of other shareholders of Iberdrola Renovables following the Offering. If the interests of Iberdrola, S.A. conflict with our interests or the interests of our other shareholders, or if Iberdrola, S.A. engages in activities or pursues strategic objectives that conflict with our interests or the interest of other shareholders, we and other shareholders could be disadvantaged. We have entered into the Framework Agreement with Iberdrola, S.A. to govern our relationships and conflict procedures. The Framework Agreement establishes, among other things, the scope of each company's activities in an attempt to prevent and resolve conflicts of interest. Notwithstanding the foregoing, we can provide no assurance that such Framework Agreement will be successfully implemented or that we will be able to successfully resolve any conflicts of interest with Iberdrola, S.A. See "—Our operational and financial relationships with Iberdrola, S.A. may be terminated and we may not be able to enter into financing and operational agreements with third parties on similar terms or at all."

Our operational and financial relationships with Iberdrola, S.A. may be terminated and we may not be able to enter into financing and operational agreements with third parties on similar terms or at all.

After the Offering, we will continue to depend in part on Iberdrola, S.A. for the further development and operation of our business.

Under the Framework Agreement, Iberdrola, S.A. may provide us with corporate, technical, engineering, management support and other services and we may perform any kind of work for or sell energy or any kinds of goods to Iberdrola, S.A. and its subsidiaries. We have agreed to review the current operational and financial relationships in order to adapt them to the Framework Agreement within six months from the effective date of the Framework Agreement. We have also agreed to negotiate with Iberdrola, S.A. for any work, products or services on market terms. The Framework Agreement establishes, among other things, a related party transactions committee of our board of directors (consisting of a majority of independent directors), which will review and determine whether to authorize (subject, in certain circumstances to full board of director authorization) the majority of related party transactions and determine whether existing related party transactions may continue. See "Related Party Transactions" and "Board of Directors and Management—Board of Directors." The Framework Agreement will remain in effect for as long as Iberdrola, S.A. is the direct or indirect holder of a majority of our share capital or as long as Iberdrola, S.A. has appointed a majority of our directors. There can be no assurance that Iberdrola, S.A. will maintain a majority interest in our shares or that the majority of our directors will continue to be appointed by Iberdrola, S.A. Upon termination of agreements entered into pursuant to the Framework Agreement, Iberdrola, S.A. will no longer be obligated to provide services at market terms to us, or agree to pay for any services we provided to it under the Framework Agreement, and we may be required to enter into an agreement with another provider or assume responsibility of such services ourselves. We can provide no assurance that we will be able to enter into such alternative agreements on acceptable terms or at all.

We further benefit from the use of the "Iberdrola" trademark and brand name and logo to distinguish our services from those of our competitors. We entered into a non-exclusive trademark and domain name license agreement with Iberdrola, S.A. for the right to use the "Iberdrola" trademark and domain name and the "ScottishPower Renewables" trademark (application currently pending) for our renewable energy businesses and complementary or accessory activities. In the event that Iberdrola, S.A. elects to terminate the trademark agreement upon our breach of default under the trademark agreement or in the event the Framework Agreement is no longer in effect, we could be forced to re-brand our business and services which could result in a loss of brand recognition and customers and could require us to devote significant resources to advertising and marketing a new brand. In addition, any negative publicity attributable to Iberdrola, S.A. that may materially damage the reputation of the brand could have a material adverse effect on our business.

We also benefit from financing provided by Iberdrola, S.A., our primary lender at market rates. Iberdrola, S.A. may not continue to extend credit to us at market rates or at all, which would require us to increase our debt from third party providers, which may not be on acceptable terms. In addition, certain of our financing agreements contain early redemption clauses that would apply if Iberdrola, S.A. were to reduce its equity holding in our share capital, if we were to modify our corporate name or if we were to fail to pay any amount of our other financial obligations on the due date. If Iberdrola, S.A. were to terminate these financing agreements or withdraw its equity participation, these events could have a material adverse effect on our business, financial condition or results of operations.

Under the Framework Agreement, our parent company Iberdrola, S.A. has the right to compete in the global gas business outside of the defined PPM Energy business plan and Iberdrola, S.A. has a right of first refusal with respect to investment opportunities related to the gas business, which may give rise to potential conflicts of interest.

Under the Framework Agreement, Iberdrola, S.A. has exclusive worldwide rights to the development, exploitation and sale and purchase (either of assets or companies) of activities related to the natural gas business. We have non-exclusive rights to operate in the gas business in the United States according to PPM Energy's business plan and according to a business plan to be prepared by our related parties committee and approved by our board of directors. We must inform Iberdrola, S.A. of any opportunities related to the gas business apart from our current gas activities which we identify, for which Iberdrola, S.A. has a right of first refusal to evaluate and act upon the opportunity. See "Related Party Transactions" and "Board of Directors and Management—Board of Directors." We can provide no assurance that any potential conflicts of interest with Iberdrola, S.A. will be resolved in our favor or that we will be able to act on any potentially beneficial investment opportunities that we identify apart from our current gas activities.

We have historically and intend to continue to finance our operations primarily through demand debt from our parent, Iberdrola, S.A.

Our parent has provided significant financial support to us and we expect it to continue doing so. Iberdrola, S.A. has funded us through short-term lines of credit established pursuant to current account agreements. Additionally, on November 20, 2007, we entered into a credit facility agreement with Iberdrola, S.A. (the "2007 Iberdrola, S.A. Loan Agreement") which terminates in 2014 under which we may borrow up to €2.0 billion in euro, U.S. dollar and sterling to refinance debt owed to Iberdrola, S.A. and payable in 2008 under the new current account agreements with Iberdrola, S.A. entered into on November 2, 2007 (the "New Current Account Agreements"). We expect that amounts borrowed from Iberdrola, S.A. in 2008 under the New Current Account Agreements will be refinanced quarterly and transferred to the 2007 Iberdrola, S.A. Loan Agreement and it is anticipated that any balance owed under the New Current Account Agreements during any future fiscal year may similarly be refinanced under subsequent long-term agreements entered into with Iberdrola, S.A. The New

Current Account Agreements may be terminated upon 15 days notice and all principal and interest outstanding under the New Current Account Agreements would need to be paid at the end of such fifteen days' notice. The 2007 Iberdrola, S.A. Loan Agreement is payable upon termination in 2014 or earlier upon certain events of default. As of September 30, 2007, the aggregate balance under the New Current Account Agreements was approximately €2,803.4 million and the principal and interest outstanding under a long-term loan agreement between our subsidiary, Iberdrola Energías Renovables de Castilla La Mancha, S.A.U. and Iberdrola, S.A. amounted to €377.1 million. Our total indebtedness owed to Iberdrola, S.A. on a pro forma basis as of September 30, 2007 was €3,753.0 million. The purpose of the Offering is to facilitate the financing of our development plans. We intend to use the net proceeds of the Offering to repay substantially all of our indebtedness we owe to Iberdrola, S.A. There can be no assurance that Iberdrola, S.A. will not terminate any of the New Current Account Agreements or the 2007 Iberdrola, S.A. Loan Agreement and demand all amounts outstanding to be due and payable, including accrued and unpaid interest and other ancillary amounts. There can be no assurance that we will be able to obtain the funds necessary to repay such amounts or to finance our continuing operations. See "Related Parties—Iberdrola, S.A.—Financing Agreements" and "Capitalization."

We are party to certain litigation.

In the ordinary course of business, we have been, and may from time to time in the future be named, as a defendant in legal actions, claims and disputes in connection with our business activities. These actions may include environmental claims, employment-related claims and contractual disputes or claims for personal injury or property damage that occur in connection with services performed relating to project or construction sites, or actions by regulatory or tax authorities. Any material litigation could have adverse financial consequences for us and we may not have adequately reserved for any potential losses associated with litigation not otherwise covered by insurance. Additionally, any negative outcome with respect to any legal actions in which we are involved in the future could adversely affect our reputation. See "Business—Legal Matters."

We may be obligated to dismantle installations and remove turbines upon contract expiration.

In certain jurisdictions, we may be under a legal and/or contractual obligation to dismantle our power plants and restore the site at the end of our operating term, which may require the posting of a security to secure such obligations. We believe that the costs of dismantling will be covered by the residual value of such equipment, but can provide no such assurance. Therefore, any significant increase in dismantling costs could have a material adverse effect on our business, financial condition and results of operations.

We may be required to obtain municipal permits and licenses in Spain for our electricity generation facilities and/or adapt such facilities to obtain such permits.

The construction and implementation of electricity generation facilities, including wind farms, generally requires obtaining certain municipal permits and licenses, such as construction permits, work licenses and activity licenses, among others. The system for obtaining such permits and licenses varies by country by region and by municipality, and certain countries and regions and municipalities may deny or delay granting a permit or license for a variety of reasons. In Spain, although we have the necessary licenses for the majority of our facilities, we have not obtained or do not maintain all the necessary documentation for all the municipal permits and licenses for certain of our electricity generation facilities (particularly for the older mini-hydro facilities). There can be no assurance that a municipal authority would not initiate procedures to require us to obtain a specific license. Such procedures could involve adapting our facilities to established town and land-use requirements or to prevention, security and safety requirements applicable to power stations. If we are unable to obtain the requisite municipal permits or licenses or adapt a particular facility as required, an order could be issued by the relevant municipal authority to close the facility or take other measures. See "Regulatory—Spain—Authorizations and administrative procedures."

Risks Relating to the Presentation of Financial Information

There are no consolidated financial statements available for the group of subsidiaries which now comprise our business and the historical Iberdrola Renovables financial statements will not be comparable across future periods due to the recent and significant acquisition of the ScottishPower Assets, making it difficult to assess our business and prospects.

We acquired the ScottishPower Assets from our principal shareholder Iberdrola, S.A. pursuant to a capital increase and we began operations as the current group of businesses on October 3, 2007. As a result of this integration, we have a limited operating history for the integrated businesses and we have no historical consolidated financial statements for the current group of businesses. Therefore, our historical financial data (which does not include the ScottishPower Assets) will not be comparable across future periods and is not indicative of our future results of operations, financial condition and cash flows.

The unaudited pro forma financial information presented in this offering memorandum may not be indicative of future results of operations for the combined ScottishPower Assets and Iberdrola Renovables Group.

The unaudited pro forma financial information for the year ended December 31, 2006 and as of and for the nine months ended September 30, 2007 included elsewhere in this offering memorandum have been prepared for illustrative purposes only and present the pro forma consolidation of the balance sheets and income statements derived from (i) the year ended December 31, 2006 audited and nine months ended September 30, 2007 unaudited balance sheets and income statements of Iberdrola Renovables, (ii) the year ended March 31, 2007 audited and nine months ended September 30, 2007 unaudited balance sheets and income statements of SPHI and (iii) the unaudited balance sheets data and unaudited consolidated income statement data of the 10 U.K. Wind Companies that comprise the SP UK Assets, in each case as if the acquisition of the ScottishPower Assets had been completed on January 1, 2006 and January 1, 2007, respectively. The unaudited pro forma financial information does not purport to represent what our results of operations or financial condition actually would have been if such acquisitions and the capital increase had occurred as of January 1, 2006 and January 1, 2007, respectively, nor does it purport to project our results of operations for any future period or our financial condition at any future date, and does not reflect any adjustment to liabilities for restructuring or the impact of any potential synergies deriving from the Acquisition. The unaudited pro forma financial information also does not include any additional overhead costs that might arise as a result of the Acquisition with respect to the SP UK Assets, nor does it include any adjustment related to the costs of the non-cash contribution paid in respect of the Acquisition.

The consolidated financial information for the SP UK Assets under U.K. GAAP differs from the unaudited aggregated financial information reflected in "SP UK Assets Discussion and Analysis of Financial Information" included elsewhere in this offering memorandum as the unaudited aggregated financial information does not represent a proper consolidation in accordance with U.K. GAAP or IFRS. For a description of the method of aggregation used to prepare a financial information see "Index to Financial Statements—Description of preparation of Unaudited Aggregation of Financial Data of the 10 U.K. Wind Companies Comprising the SP UK Assets" and for a discussion of certain limitations inherent in this aggregation see "SP UK Assets Discussion and Analysis of Financial Information."

Further, the December 31, 2006 unaudited pro forma financial information includes the respective last full fiscal year of each of Iberdrola Renovables, which has a fiscal year ended December 31, 2006 and SPHI and the 10 U.K. Wind Companies, which, except for CeltPower Ltd. (which had a December 31, 2006 fiscal year end) and Morecambe (dormant for such year), each had a fiscal year or fiscal period ended March 31, 2007. As such, because the financial information of the ScottishPower Assets has not been calendarized in the unaudited pro forma financial information and because the last full fiscal year financial information for each of Iberdrola Renovables and the ScottishPower Assets do not cover identical twelve month periods, such financial information may not be indicative of combined future results for our business due to differences in market, weather and other factors between the different twelve month periods. The differing financial calendars for the group businesses also limits the comparability of our current financial performance following the integration of the ScottishPower Assets with the historical financial performance of Iberdrola Renovables. The September 30, 2007 unaudited pro forma financial information includes the interim period as of and for the nine months from January 1, 2007 to September 30, 2007 for both Iberdrola Renovables and the ScottishPower Assets.

Additionally, the interim unaudited pro forma financial information for the nine months from January 1, 2007 through September 30, 2007 includes, except in the case of CeltPower, the same financial information from the three months ended March 31, 2007 for the ScottishPower Assets which is also included in the pro forma financial information for the year ended December 31, 2006. Further, none of the balance sheets and income statements of Iberdrola Renovables, SPHI or the 10 U.K. Wind Companies as of and for the nine months ended September 30, 2007, as used in the preparation of the unaudited pro forma financial information as of and for the nine months ended September 30, 2007, have been audited.

In addition, no adjustments were required to be made to the financial information of the SP UK Assets which was consolidated under U.K. GAAP to consolidate such financial information under IFRS for the purposes of preparing the unaudited pro forma financial information of the Iberdrola Renovables Group. Further, the financial statements of SPHI used in the preparation of the unaudited pro forma financial information have been prepared under U.S. GAAP and the unaudited pro forma financial information includes certain pro forma IFRS and other adjustments.

As a result of the above, the unaudited pro forma financial information presented in this offering memorandum should not be relied on as indicative of future results of operations for the combined ScottishPower and Iberdrola Renovables Group, and investors are cautioned against placing undue reliance on the unaudited pro forma financial information.

See "Presentation of Financial and Other Information" and "Acquisition and Unaudited Pro Forma Financial Information."

Certain financial information presented elsewhere in this offering memorandum is unaudited.

The consolidated financial information as of and for the year ended December 31, 2004 of Iberdrola Renovables included elsewhere in this offering memorandum has not been audited. We were not required by Spanish accounting principles to produce separate audited financial statements as of and for the year ended December 31, 2004 because our financial statements were consolidated under the financial statements of our parent company, Iberdrola, S.A. Our unaudited financial information as of and for the year ended December 31, 2004 was prepared by applying the IFRS adopted by the European Union in effect at December 31, 2005 and is included in the consolidated financial statements for the year ended December 31, 2005 for comparative purposes only. See "Presentation of Financial and Other Information." In addition, the consolidated condensed financial statements of Iberdrola Renovables as of and for the nine months ended September 30, 2007, and the consolidated condensed financial statements for the nine months ended September 30, 2006 included for comparative purposes only, have not been audited.

The SP UK Assets' unaudited aggregated financial data presented elsewhere in this offering memorandum and discussed in the section "SP UK Assets Discussion and Analysis of Financial Information," does not represent a proper consolidation in accordance with U.K. GAAP and has not been audited. The SP UK Assets' aggregated financial data and the standalone audited financial statements of the 10 U.K. Wind Companies and the unaudited consolidation of the SP UK Assets financial information used to prepare the pro forma financial information do not include certain central costs, specifically (i) pipeline development costs and (ii) costs of certain support services provided by affiliates and parent companies, including finance, human resources, legal, information technologies, office accommodation, system support and other administrative expenses. We do not consider these central costs to be significant in relation to our total pro forma operating results. Therefore, the line item "net operating expenses" does not include all expenses associated with the SP UK Assets for the periods presented and may not be indicative of future performance or results of operations. The Iberdrola Renovables Group will however incur the operating expenses related to those services going forward. Moreover, the unaudited aggregated financial data of the SP UK Assets for the years ended March 31, 2007 differs from the unaudited consolidation of the SP UK Assets financial information used to prepare the pro forma financial information for the Iberdrola Renovables Group. See "Acquisition and Unaudited Pro Forma Financial Information" and "Index to Financial Statements—10 U.K. Wind Companies Comprising the SP UK Assets." Additionally, the financial statements as of October 31, 2005 of one of the 10 U.K. Wind Companies, WolfBog Wind Farm Limited, are not audited and such statements include a balance sheet only, as the company received no income and incurred no expenditure nor recognized any gains or losses in the year ended October 31, 2005.

There are no six-month interim financial statements available for SPHI or the SP UK Assets.

SPHI and the 10 U.K. Wind Companies comprising the SP UK Assets are not required to and have not prepared interim financial statements for the six-month period from March 31, 2007 through September 30, 2007 or for the corresponding interim period in the prior year. Although presentation of interim financial information is customary, such information has not been prepared and therefore is not included in this offering memorandum. Therefore no discussion and comparison of interim periods is presented in the sections "SPHI Discussion and Analysis of Financial Condition and Results of Operations" and "SP UK Assets Discussion and Analysis of Financial Information," and no discussion of any potential trends is available for SPHI or the SP UK Assets for such interim period. Interim financial information for SPHI or the SP UK Assets for the nine months from January 1, 2007 to September 30, 2007, as used in the preparation of the pro forma financial information as of and for the nine months ended September 30, 2007, is presented in the section "Acquisition and Unaudited Pro Forma Financial Information." However, because we have not prepared and do not present corresponding prior year interim financial information for SPHI or the SP UK Assets as of and for the nine months ended September 30, 2006, it is not possible to compare the nine month interim periods to assess any potential financial or operational trends for SPHI and the SP UK Assets.

This offering memorandum includes financial statements prepared in euro, dollars and sterling under IFRS, U.S. GAAP and U.K. GAAP, respectively, and a discussion of our results of operations under IFRS, U.S. GAAP and U.K. GAAP, respectively, which differ in certain material respects.

This offering memorandum includes financial statements and other financial information of Iberdrola Renovables prepared and presented in accordance with IFRS, and the discussion and analysis of our financial condition and results of operations is based on our audited consolidated financial statements and unaudited consolidated interim financial statements, in each case prepared under IFRS and presented in euro. The financial statements for SPHI have been prepared in accordance with U.S. GAAP and the financial statements for each of the 10 U.K. Wind Companies that make up the SP UK Assets have been prepared in accordance with U.K. GAAP. The discussion and analysis of the financial condition and results of operation of SPHI and the discussion and analysis of aggregated financial data of the SP UK Assets are based on such information presented in U.S. dollars and sterling, respectively. IFRS, U.S. GAAP and U.K. GAAP differ in certain respects. This offering memorandum does not include any reconciliation to IFRS presented in euros of the financial statements and other financial information prepared and presented in accordance with U.S. GAAP or U.K. GAAP. It is possible that reconciliation or other qualitative or quantitative analysis would identify material differences between the financial statements and other financial information of SPHI and the SP UK Assets if they had been prepared in accordance with IFRS. You should consult your own accounting advisers for an understanding of the differences between IFRS, U.S. GAAP and U.K. GAAP and how those differences might affect the financial statements and other financial information presented in this offering memorandum.

Risks Relating to the Offering

Sales of a substantial number of shares in the public market following the Offering could cause our share price to decline.

Sales of a substantial number of our shares in the public market following the Offering, or the perception that such sale could occur, could adversely affect the market price of our shares.

Following the Offering, Iberdrola, S.A. will own, directly or indirectly, 81.8% of our issued share capital if the Over-allotment Option is not exercised (or 80.0% if the Over-allotment Option is exercised in full). Subject to certain exceptions, including certain issuances of shares and pursuant to share incentive plans we, Iberdrola, S.A. and Iberdrola Generación have agreed with the Joint Global Coordinators, for a period commencing on the date of this offering memorandum and ending 180 days after the shares are listed on the Spanish stock exchanges, without the prior written consent of the Joint Global Coordinators (whose consent cannot be withheld without justification), not to agree to the issue of, or to issue, offer, pledge, sell, contract to sell, sell an option or a contract to buy, purchase a sale option or contract to sell, grant an option, right or guarantee of purchase, pledge, lend or otherwise dispose of or transfer, directly or indirectly, our shares or securities convertible into, exercisable to obtain or exchangeable for our shares, warrants or any other instruments that may grant a right to subscribe for or acquire shares, nor, directly or indirectly undertake any transaction that could have an effect similar to the foregoing; or enter into any swap contract or other contracts or transactions by virtue of which the economic effects of ownership of our shares are transferred in whole or in part, directly or indirectly, as further described in "Plan of Distribution—Lock-Up Periods."

After the expiration of the specified lock-up period, Iberdrola, S.A. could sell its shares and we could issue new shares in public or private transactions. Although Iberdrola, S.A. has not indicated that it has any current intention of selling all or some of the shares it will hold after the Offering, any such sales, or any issuances of new shares by us, may affect our share price.

There is no prior trading market for our shares.

Prior to admission to trading on the Spanish stock exchanges, there has been no public market for our shares. The Offering Price of the shares in the Offering will be determined by us and the Joint Global Coordinators based on, among other things, market and economic conditions on the date the Offering Price is determined, our revenues and earnings, market valuations of other companies engaged in similar activities, the present state of our business operations, our management, indications of interest from potential investors in the shares and other factors deemed relevant. We can provide no assurance that the Offering Price will accurately reflect the market price of the shares following the Offering, nor can we provide assurance that an active trading market for the shares will develop or be sustained. If an active trading market does not develop, the liquidity and trading price of the shares could be affected. Purchasers in the Offering could experience immediate dilution, representing the difference between the offer price per share and the net tangible book value per share adjusted for the Offering. See "Dilution." In addition, the price range and share price have been determined without the use of an independent valuation.

The market price of our shares may be volatile and investors may not be able to resell their shares at or above the price they paid.

Stock markets have experienced significant price fluctuations in recent years, which often have been unrelated to the operating performance of the specific companies whose shares are traded. Market fluctuations, as well as economic conditions, may adversely affect the price of our shares. The market price of our shares after the Offering may be volatile, and may be affected by various factors related to us, our competitors, general economic conditions or market conditions specific to the renewable energy industry.

In addition, the trading price of the shares may be significantly affected due to performance and industry factors, such as variations in our revenues and the earnings of our competitors over successive periods of time, announcements by competitors or other companies active in similar businesses and/or announcements concerning the renewable energy sector, including those in relation to the financial and operational performance of these companies, or technological changes in this sector, negative publicity, changes in our shareholding structure, our management team or key personnel or other factors.

Shareholders outside of Spain may not be able to exercise preferential rights.

As permitted under Spanish law, shareholders have waivable preferential rights to subscribe on a pro rata basis for cash issuances of new shares or other securities that give rights to subscribe for new shares. However, subject to restrictions and regulations in their respective jurisdictions, non-Spanish shareholders may not be able to exercise their preferential subscription rights. For example, unless a registration statement under the Securities Act is made effective or an exemption from the registration requirements of the Securities Act is available, shareholders who are U.S. persons (as defined in Regulation S) will not be able to exercise their preferential subscription rights. There can be no assurance that we will file a registration statement in such circumstances or that, if filed, it will be declared effective or that a relevant exemption will be available to U.S. shareholders. If a U.S. shareholder or other non-Spanish shareholder cannot exercise their preferential subscription rights, the ownership interest of such shareholder may be diluted.

Shareholders in countries with currencies other than the euro face additional investment risk from currency exchange rate fluctuations in connection with their holding of our shares.

Our shares will be quoted in euro and admitted to trading in euro and any future payments of dividends on our shares will be denominated in euro. The euro has recently fluctuated significantly in value against major world currencies, including the U.S. dollar. The U.S. dollar or other currency equivalent received in connection with any sale of our shares or payment of dividends could be adversely affected by the depreciation of the euro against the U.S. dollar or other currencies.

USE OF PROCEEDS

We estimate the net proceeds from the Offering, after deducting fees and commissions and estimated expenses of the Offering, will be approximately €4,371.8 million based on the Offering Price of €5.30 per share.

The purpose of the Offering is to facilitate the financing of our development plans. We intend to use the net proceeds of the Offering to repay substantially all of our indebtedness we owe to our parent company and principal shareholder, Iberdrola, S.A. which, on a pro forma basis as of September 30, 2007 was €3,753.0 million. See "Principal Shareholder" and "Related Party Transactions."

CAPITALIZATION

The following table sets forth our cash and cash equivalents, short-term financial debt, long-term financial debt, capital instruments with debt-like characteristics and equity as of September 30, 2007, (i) of Iberdrola Renovables on an actual basis as of September 30, 2007, (ii) as adjusted to give effect to the Acquisition Capital Increase on October 3, 2007, the impact of the harmonization accounting and the pro forma adjustments, and the Loan Capital Increase dated November 5, 2007 as described in the "Acquisition and Unaudited Pro Forma Financial Information" and (iii) as adjusted for the Offering after the capital increase and prior to the application of the proceeds, based on the Offering Price of €5.30 per share. See "Use of Proceeds" for a description of how we intend to apply the proceeds.

You should read this table in conjunction with the sections entitled "Selected Consolidated Historical Financial and Other Data," "Acquisition and Unaudited Pro Forma Financial Information," "Management's Discussion and Analysis of our Financial Condition and Results of Operations," "SPHI Discussion and Analysis of Financial Condition and Results of Operations," "SP UK Assets Discussion and Analysis of Financial Information" and our financial statements and the related notes included elsewhere in this offering memorandum.

	As of September 30, 2007		
	Actual	As adjusted for the Acquisition Capital Increase and the Loan Capital Increase[1]	As adjusted for the Offering
		(€ in millions)	
Cash and cash equivalents	121.7	377.3	4,749.1
Short-term financial debt	2,945.5	3,665.4	3,665.4
Iberdrola, S.A. Group debt	2,803.4	3,353.1[2]	3,353.1
Other Indebtedness	142.0	312.3	312.3
Long-term financial debt	942.4	1,171.9	1,171.9
Iberdrola, S.A. Group debt	377.1	399.9	399.9
Other Indebtedness	565.3	772.0	772.0
Total financial debt	3,887.9	4,837.3	4,837.3
Total net financial debt	3,766.2[3]	4,460.0[4]	88.2[5]
Capital instrument with debt-like characteristics	—	550.6	550.6
Shareholders' equity	648.3	6,625.3[6]	10,997.1
Minority interests	77.0	105.7	105.7
Total equity	725.3	6,731.0	11,102.8
Total capitalization	4,491.5	11,741.6	11,741.6

(1) The adjustments below are further described in the unaudited pro forma balance sheet as of September 30, 2007 and the notes related to the adjustments thereto. See "Acquisition and Unaudited Pro Forma Financial Information."

(2) Includes an adjustment related to a capital increase in connection with the Iberdrola, S.A. Group loan paydown (€678.6 million).

(3) Does not reflect €11.0 million of financial derivatives which would decrease net debt to €3,755.1 million.

(4) Does not reflect €11.0 million of financial derivatives which would decrease net debt to €4,449.0 million.

(5) Does not reflect €11.0 million of financial derivatives which would decrease net debt to €77.2 million.

(6) Reflects (i) a positive adjustment from the nominal capital and the capital surplus of the Acquisition Capital Increase (€4,779.4 million); (ii) a positive adjustment from the nominal capital and the capital surplus of the Loan Capital Increase (€678.6 million); (iii) a positive adjustment for the surplus in the amount of the ScottishPower Contribution compared to the amount specified in the public deed (€468.7 million); (iv) a positive adjustment from the harmonized profit for the year attributable to equity holders of SPHI and the SP UK Assets and other adjustments (€34.7 million); and (v) other minor positive adjustments (€15.5 million).

DILUTION

As of September 30, 2007, we had a pro forma net book value, defined as total shareholders' equity excluding minority interests, under IFRS, of €6,625.3 million or a net book value of €1.96 per share, based on 3,379,251,920 shares, the number of shares outstanding pro forma as of September 30, 2007. The net book value, after giving effect to the Offering, would be €2.60 per share based on the Offering Price of €5.30 per share.

The immediate dilution to purchasers of the shares in the Offering would be €2.70 per share, representing 50.9% of the Offering Price. Dilution, for this purpose, represents the difference between the Offering Price per share and the pro forma net book value per share adjusted for the Offering.

Iberdrola, S.A., in its capacity as our sole shareholder, has waived its preemptive subscription right under Spanish law. As a result, assuming that the Offering is fully subscribed by third parties, Iberdrola, S.A.'s interest would be diluted by 80.0% of our share capital resulting from the capital increase assuming full exercise of the Over-allotment Option and 81.8% assuming the Over-allotment Option is not exercised. See "Principal Shareholder."

DIVIDENDS AND DIVIDEND POLICY

Payment of dividends is proposed by the board of directors and must be authorized by our shareholders at a general shareholders' meeting. Holders of shares participate in such dividends for each year from the date such dividends are agreed by a general shareholders' meeting. For further description of the conditions under which we may declare dividends under Spanish law and our bylaws see "Description of Share Capital."

Our historical dividend payments to our sole shareholder, Iberdrola, S.A., in 2005, 2006 and 2007 were €14.3 million, €35.9 million and €97.1 million, respectively, in respect of the fiscal years ended December 31, 2004, 2005 and 2006, respectively.

We do not expect to pay dividends in respect of the fiscal year ending December 31, 2007. Our board of directors has adopted a dividend policy whereby the board proposes at a general meeting of shareholders the payment and amount of any future dividend based on the board's assessment of factors such as our business development, growth strategy and financing needs. Based on such factors and in accordance with our general dividend policy, we expect to declare and pay dividends of between 20% and 25% of our profit for the year attributable to equity holders, beginning in respect of the fiscal year ended December 31, 2008. There can be no assurance that in any given year a dividend will be proposed or declared. Any dividends paid in the future will be subject to tax under Spanish law. See "Taxation—Spanish Tax Considerations."

INDUSTRY

Certain of the projections and other information set forth in this section "Industry" have been derived from external sources including "Global Wind Energy Markets 2007-2015," March 2007, "US Wind Power Markets and Strategies, 2007—2015," June 2007; and "European Wind Power Markets and Strategies, 2007—2015," June 2007 by Emerging Energy Research, LLC ("EER") and "International Wind Energy Development, World Market Update 2006," March 2007 by BTM Consult ApS ("BTM"), among others. The industry publications prepared by EER include certain projections based upon a low-growth scenario, a base case scenario and a high-growth scenario, and all EER projections included below and elsewhere in this offering memorandum have been taken from the base case scenario and include offshore installed wind capacity when applicable. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Market research, while believed to be reliable by us for the purposes of this offering memorandum and accurately reproduced, has not been independently verified.

The projections and forward-looking statements in this section are not guarantees of future performance and actual events and circumstances could differ materially from current expectations. Numerous factors could cause or contribute to such differences. See "Risk Factors" and "Forward-Looking Statements."

The Renewable Energy Industry

Renewable energy generation technologies include, among others, wind, solar (thermal and photovoltaic), mini-hydro, biomass, wave and tidal. According to "World Energy Outlook 2007" by the International Energy Agency, the share of renewable energy in the world electricity generation market has increased from 1.4% of the world electricity generation market in 1990 to 2.2% in 2005, growing at a compound annual growth rate of 6.0% from 1990 to 2005 while the world electricity generation market has grown at a rate of 2.9% during the same period. The principal factors which contribute to increased demand for renewable energy development include:

- concern over the security of energy supply in developed countries;
- increased worldwide environmental awareness and concern for environmental sustainability; and
- renewable energy technologies becoming more economically efficient.

Global Wind Power Market

Wind is the fastest growing renewable energy technology in the world due to its cost efficiency, resource availability and the maturity of the technology in comparison to other types of renewable energy technologies. According to EER, global installed wind capacity grew at an annual rate of 24.8% from 2001 through 2006 to bring cumulative installed capacity to 74,037 MW as of December 31, 2006. The 15,215 MW of additional global wind capacity installed in 2006 (25.8% growth) set an industry record, notwithstanding wind turbine supply constraints that restricted wind farm development. Certain of the primary turbine component suppliers have expanded production capacity, which EER expects will permit higher growth levels in the future.

Based upon its base case scenario, EER expects global wind capacity to grow by 22.7% during 2007, reaching an installed capacity of 90,808 MW. Global installed wind capacity is expected to increase at a compound annual growth rate of 14.3% between 2007 and 2015, reaching 264,053 MW in 2015. Annual additional capacity is expected to grow from almost 17,000 MW in 2007 to over 24,000 MW in 2015.

The following table sets forth EER's global and regional wind capacity growth expectations from 2007 through 2015.

	Cumulative installed capacity										CAGR
	Actual	Forecast									Forecast
	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2007-2015
	(MW)										(%)
Europe	48,452	56,313	64,594	74,025	83,466	92,922	102,273	111,724	121,300	130,816	11.1
North America	13,106	17,552	22,998	28,407	33,627	38,966	44,667	50,447	56,552	62,957	17.3
Asia Pacific	11,553	15,774	19,989	24,649	30,049	35,799	42,099	48,759	55,769	62,929	18.9
Rest of World	925	1,168	1,661	2,111	2,791	3,516	4,331	5,191	6,211	7,351	25.9
Total Capacity	74,037	90,808	109,242	129,192	149,933	171,203	193,370	216,121	239,832	264,053	14.3

Source: EER Market Forecasts, Global Wind Energy Markets 2007-2015, Emerging Energy Research, March 2, 2007 (based upon the base case scenario).

As of year end 2006, Europe represented 65.4% of global installed wind capacity but, according to EER, in the future the global wind power market will continue to diversify geographically from Europe to North America and Asia Pacific. Going forward, North America and Asia Pacific are expected to experience greater growth in relative terms than Europe.

Regional Wind Power Markets

Europe

Europe is the largest region in terms of installed capacity and is expected to achieve the highest growth in installed capacity in absolute terms, although North America and Asia Pacific are expected to surpass Europe's growth in relative terms. In 2006, Europe experienced the greatest regional capacity growth, contributing 49.4% of the additional global wind capacity installed in 2006, and reaching an installed capacity of 48,452 MW. The European market surpassed previous growth expectations, primarily due to stronger than expected growth in Germany and Spain, which had 2,207 MW and 1,587 MW of additional installed wind capacity in 2006, respectively, and also due to strong growth in emerging European wind markets such as France and Portugal.

EER expects a cumulative installed capacity in Europe to grow at a rate of 16.2% during 2007, reaching an installed capacity of 56,313 MW. EER also expects installed wind capacity in Europe to increase at a compound annual growth rate of 11.1% between 2007 and 2015, reaching 130,816 MW in 2015. According to EER, due to the rapid growth expected in the rest of the world, the European market will have 49.5% of the global installed wind capacity in 2015, as compared to the 62.0% expected in 2007. The following table sets forth EER's wind capacity growth expectations for Europe on a country by country basis from 2007 through 2015.

	Cumulative installed capacity										CAGR
	Actual	Forecast									Forecast
	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2007-2015
	(MW)										(%)
Austria	965	984	1,004	1,024	1,044	1,064	1,084	1,104	1,124	1,144	1.9
Balkans	20	25	103	183	263	343	413	483	553	623	49.5
Baltics	117	174	209	284	354	404	454	499	534	569	16.0
Belgium	193	283	353	493	543	773	823	873	1,023	1,173	19.5
Bulgaria	30	60	95	140	190	235	275	345	415	485	29.9
Czech Republic	50	80	120	180	240	300	365	430	495	560	27.5
Denmark	3,133	3,148	3,163	3,378	3,613	3,623	3,633	3,643	3,653	3,663	1.9
Finland	90	125	170	215	260	305	350	395	440	485	18.5
France	1,480	2,380	3,355	4,510	5,635	6,810	8,010	9,235	10,485	11,760	22.1
Germany	20,622	22,422	24,082	25,682	27,157	28,482	29,707	30,797	31,847	32,847	4.9
Greece	745	945	1,165	1,405	1,665	1,945	2,245	2,555	2,865	3,175	16.4
Hungary	62	102	157	212	267	322	382	442	502	562	23.8
Ireland	745	955	1,105	1,205	1,305	1,405	1,505	1,605	1,805	2,005	9.7
Italy	2,123	2,623	3,173	3,778	4,458	5,228	6,038	6,868	7,718	8,588	16.0
Netherlands	1,559	1,709	1,809	1,999	2,049	2,079	2,094	2,204	2,214	2,224	3.3
Norway	315	365	415	495	615	765	965	1,365	1,765	2,165	24.9
Poland	153	303	503	703	953	1,253	1,553	1,853	2,253	2,653	31.2
Portugal	1,716	2,441	3,191	3,966	4,716	5,416	6,066	6,616	7,116	7,591	15.2
Romania	3	14	26	61	101	161	221	281	341	401	52.1
Russia	7	12	22	42	62	82	102	132	182	252	46.3
Spain	11,614	13,414	15,464	17,764	20,119	22,419	24,669	26,869	29,019	31,069	11.1
Sweden	573	793	953	1,258	1,558	1,858	2,208	2,558	2,908	3,308	19.5
Turkey	51	166	296	426	566	706	856	1,006	1,166	1,326	29.7
UK	1,967	2,662	3,517	4,467	5,567	6,767	8,067	9,367	10,667	11,967	20.7
Ukraine	75	80	85	90	95	100	105	110	115	120	5.2
Others	44	48	59	65	71	77	83	89	95	101	9.7
Total Europe	48,452	56,313	64,594	74,025	83,466	92,922	102,273	111,724	121,300	130,816	11.1

Source: European Wind Power Markets and Strategies, 2007-2015, Emerging Energy Research, June 2007 (based upon the base case scenario).

North America

North America added 3,238 MW of additional installed wind capacity during 2006 reaching an installed capacity of 13,106 MW, led by the United States which added a record 2,454 MW or 16.1% of the additional global wind capacity installed in 2006 according to EER.

EER expects North American cumulative installed capacity to grow at a rate of 33.9% during 2007, reaching an installed capacity of 17,552 MW. EER also expects installed wind capacity in North America to increase at a compound annual growth rate of 17.3% between 2007 and 2015, reaching 62,957 MW in 2015.

According to EER, the North American market will have 23.8% of the global installed wind capacity in 2015, as compared to 19.3% in 2007. The following table sets forth EER's wind capacity growth expectations for North America from 2007 through 2015.

	Cumulative installed capacity										CAGR
	Actual	Forecast									Forecast
	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2007-2015
	(MW)										(%)
The U.S.	11,612	15,211	19,260	22,885	26,535	30,594	34,918	39,268	43,943	48,918	15.7
Rest of North America[(1)]	1,494	2,341	3,738	5,522	7,092	8,372	9,749	11,179	12,609	14,039	25.1
Total North America[(1)]	13,106	17,552	22,998	28,407	33,627	38,966	44,667	50,447	56,552	62,957	17.3

Source: US Wind Power Markets and Strategies, 2007-2015, Emerging Energy Research, June, 2007; EER Market Forecasts, Global Wind Energy Markets 2007-2015, Emerging Energy Research, March 2, 2007 (based upon the base case scenario).

(1) Does not include Mexico.

Asia Pacific

Asia Pacific added 3,987 MW of additional installed wind capacity during 2006, or 26.2% of the additional global wind capacity installed in 2006, reaching an installed capacity of 11,553 MW led by strong growth in China, according to EER.

EER expects cumulative installed capacity to grow at a rate of 36.5% during 2007, reaching an installed capacity of 15,774 MW. EER also expects Asia Pacific's installed wind capacity to increase at a compound annual growth rate of 18.9% between 2007 and 2015, reaching 62,929 MW in 2015. According to EER, due to expectations of continued growth in China, coupled with steady increases in Indian demand for wind power, the Asia Pacific market will reach 23.8% of the global installed wind capacity in 2015 as compared to the 17.4% expected in 2007. The following table set forth EER's wind capacity growth expectations for Asia Pacific from 2007 through 2015.

	Cumulative installed capacity										CAGR
	Actual	Forecast									Forecast
	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2007-2015
	(MW)										(%)
Total Asia Pacific	11,553	15,774	19,989	24,649	30,049	35,799	42,099	48,759	55,769	62,929	18.9

Source: EER Market Forecasts, Global Wind Energy Markets 2007-2015, Emerging Energy Research, March 2, 2007 (based upon the base case scenario).

Offshore vs. onshore

The development of offshore wind projects has evolved more slowly than onshore projects due to higher operation and maintenance costs, larger required capital expenditures and larger minimum investment sizes required to compensate for the associated large fixed costs. However, offshore wind energy technology continues to mature and according to EER the European offshore wind market should increase its growth rate from 2009 onwards, when large-scale projects are scheduled to be completed in the United Kingdom, Germany and Sweden. Currently, there is no offshore installed capacity in North America although it has a large potential. Whether offshore potential will be developed in the United States will depend in part upon the development of a few flagship projects.

The following table sets forth EER's wind capacity growth expectations for offshore wind installed capacity from 2007 to 2015.

	Cumulative offshore installed capacity										CAGR
	Actual	Forecast									Forecast
	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2007-2015
	(MW)										(%)
Europe	904	1,139	1,409	2,514	3,564	4,644	5,744	7,144	8,744	10,444	31.9
North America	—	—	—	—	140	374	908	1,308	1,908	2,508	—
Asia Pacific	—	—	25	25	25	25	125	275	575	1,025	—
Rest of World	—	—	—	—	—	—	—	—	—	—	—
Total Offshore Capacity	904	1,139	1,434	2,539	3,729	5,043	6,777	8,727	11,227	13,977	36.8

Source: US Wind Power Markets and Strategies, 2007-2015, Emerging Energy Research, June, 2007; European Wind Power Markets and Strategies, 2007-2015, Emerging Energy Research, June 2007 (based upon the base case scenario).

According to EER, in 2015, offshore installed capacity should account for 5.3% of the total wind installed capacity, as compared to the 1.3% it is expected to account for at the end of 2007. Currently offshore wind installed capacity is concentrated in Europe. However, by 2015, that capacity is expected to be distributed mainly between Europe and North America, with 74.7% and 17.9%, respectively, of the global offshore wind installed capacity.

Principal competitors and competitive position

According to EER, prior to the Acquisition, Iberdrola was the second largest global wind farm operator by installed capacity and became the largest global wind farm operator following the Acquisition. Despite recent consolidation, the global wind power market remains fragmented, with approximately 30.7% of total global installed capacity accounted for by the twenty largest wind power operators, according to EER. However, most wind farm operators own nearly all of their assets in a single region, such as Europe or North America. Most U.S. competitors continue to focus exclusively on the U.S. market while several European competitors are expanding into North America.

The following chart sets forth the wind plant ownership and 2006 additions for major global energy producers as of December 2006, prior to the Acquisition.


Megawatts
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Wind Plant Ownership
2006 Added
FPL Energy
Iberdrola
Acciona
Babcock & Brown
Scottish Power
Endesa
EDP
Dong Energy Renewables
Eurus
EDF
Trinergy
Long Yuan
Enel
RWE
Vattenfall
MidAmerican Energy
Shell Wind Energy
E.ON
Essent
Puget Sound Energy

Source: Global Wind Plant Ownership, Emerging Energy Research, March 2007.

Spain

As of year end 2006, Spain was the second largest market in the world by installed capacity, with cumulative installed wind capacity of 11,614 MW, including additional capacity of 1,587 MW installed in 2006, according to EER. EER describes Spain as the most attractive European wind power market, primarily due to its stable regulatory incentives, abundance of wind resources and competitive environment. The Spanish wind power market grew at a compound annual growth rate of 32% from 2000 through 2006 according to the Spanish Wind Energy Association *(Asociación Empresarial Eólica)*. The Spanish government's current regulatory framework, under which wind farm developers in Spain benefit from having a choice between selling electricity at a fixed tariff or at market prices plus a premium, has been a major factor in the growth of Spain's wind energy generation market. For further information see "Regulatory—Spain."

Outlook

The Spanish government has further promoted wind power growth by targeting 20,155 MW of cumulative installed capacity by 2010 as set forth in the PER. This implies that capacity will grow approximately 73% over four years and an average of 2,135 MW of new capacity will be installed in Spain annually. Spain's target under the European Union's Renewable Energy Directive (the "Renewable Energy Directive") is to generate 29.4% of all electricity from renewable sources by 2010. This target is currently under review and may be revised pursuant to the Renewable Energy Directive, which in March 2007 established a binding European Union-wide target to source 20% of its energy needs from renewable energy sources by 2020.

Recent studies carried out by the Spanish Government regarding the energy and gas sectors in draft version of the "*Informe de la Planificación de los Sectores de Electricidad y Gas 2007-2016*" (the "Draft Planning Report") estimate Spain could have 29,000 MW of installed wind capacity by 2016. According to EER, Spain will surpass Germany as the fastest growing market in Europe in 2008 in absolute terms and will continue to drive growth in the region through 2015. EER expects that Spain will add more wind energy capacity from 2007 through 2015 than any other market in Europe, adding an average of approximately 2,200 MW annually. The following table sets forth the expected annual cumulative installed capacity in Spain from 2007 through 2015 according to EER.

	Actual	Forecast									CAGR
Wind capacity in Spain	**2006**	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**	**2013**	**2014**	**2015**	**2007-2015**
					(MW)						(%)
Cumulative	11,614	13,414	15,464	17,764	20,119	22,419	24,669	26,869	29,019	31,069	11.1

Source: European Wind Power Markets and Strategies, 2007-2015, Emerging Energy Research, June, 2007 (based upon the base case scenario).

Principal competitors and competitive position

According to the *Asociación Empresarial Eólica*, as of December 2006 Iberdrola is the largest operator in the wind power market in Spain with a 30.7% market share in terms of cumulative installed wind capacity, followed by Acciona with a 17.5% market share and Neo Energía (a subsidiary of EDP) with an 8.43% market share.

The United States

The wind industry in the United States experienced the largest annual increases in cumulative installed wind capacity in the world during 2005 and 2006. In 2006 cumulative installed wind capacity in the United States increased by 2,454 MW, from 9,158 MW of cumulative installed wind capacity in 2005 to 11,612 MW in 2006, making the United States the third largest market by cumulative installed wind power capacity after Germany and Spain, according to EER. More than fifteen states added capacity in 2006, with the majority of additional wind power capacity installed in Texas (774 MW), Washington (428 MW) and New York (185 MW).

Wind farm developers in the United States benefit from federal PTCs, which provide income tax credits to the owners of qualifying wind facilities based on the quantity of wind energy produced and sold during a ten-year period, and MACRS, which permits the accelerated tax depreciation of certain wind farm property. Additionally, in some states wind farm developers benefit from Renewable Portfolio Standards ("RPS") regimes which require the generation of a certain percentage of electricity from renewable sources. See "Regulatory—United States."

Outlook

The U.S. wind energy market has strong growth potential, according to EER, due to the large land mass available for turbine installations, wind resource availability and strong, established political support for renewable energy generation, including the extension of the PTC system through 2008. Additionally, on December 6, 2007 the United States House of Representatives passed a bill which, if passed by the United States Senate and signed into law by the President, would further extend the PTC system through 2012 and encourage energy efficiency. For further information see "Regulatory—United States."

EER expects that the United States will increase its cumulative installed wind capacity from 11,612 MW in 2006 to 48,918 MW by 2015, adding an average of approximately 4,150 MW annually during the period. EER projects that the United States will have the most cumulative installed wind capacity in the world by the end of 2011, with 30,594 MW of installed capacity or approximately 18% of the global wind market. The following table sets forth the expected annual cumulative installed wind capacity in the United States from 2007 through 2015 according to EER.

	Actual	Forecast									CAGR
Wind capacity in the United States	**2006**	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**	**2013**	**2014**	**2015**	**2007-2015**
					(MW)						(%)
Cumulative	11,612	15,211	19,260	22,885	26,535	30,594	34,918	39,268	43,943	48,918	15.7

Source: US Wind Power Markets and Strategies, 2007-2015, Emerging Energy Research, June, 2007 (based upon the base case scenario).

Other sources expect even greater growth in installed wind capacity in the United States. For example, BTM expects total cumulative installed wind capacity in the United States to reach 34,035 MW in 2011 and approximately 96,000 MW in 2016 compared to 30,594 MW in 2011 and 48,918 MW in 2015 expected by EER.

EER projects that, of the additional wind capacity to be installed in the United States by the end of 2015, 23% will be installed in Texas while in aggregate 30% will be installed in California, Minnesota, New York, Colorado, and Washington. The following table illustrates the cumulative and expected cumulative installed wind capacity in the United States by state from 2000 through 2015.



Cumulative MW Installed
60,000
50,000
40,000
30,000
20,000
10,000
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Other States
Wisconsin
South Dakota
North Dakota
Kansas
Illinois
Washington
Oregon
New York
Pennsylvania
New Mexico
Colorado
Iowa
Minnesota
Texas
California

Source: US Wind Power Markets and Strategies, 2007-2015, Emerging Energy Research, June 2007 (based upon the base case scenario).

Principal competitors and competitive position

The significant potential in the U.S. wind energy generation market and the benefits of the PTC system, which began in 1992 as part of the Energy Policy Act of 1992, have attracted U.S. power generators and foreign entrants to the sector. According to EER, FPL Energy, Inc., a U.S. owned wind generator, was the largest operator in the United States in 2006 with approximately 4,000 MW (34.6% market share) of cumulative installed wind capacity in the United States, primarily due to its early entrance in the U.S. market in the 1990s and more recent wind capacity additions of nearly 1,300 MW since 2005. Iberdrola Renovables (formerly PPM Energy) is the second largest operator in the U.S. wind power market by cumulative installed wind capacity, followed by MidAmerican Energy Holdings Company, Babcock & Brown and Puget Sound Energy. The following diagram sets forth the evolution of the entrants with the highest cumulative installed wind capacity in the United States from 2004 through 2007.



Invenergy
AEP
Edison Mission
Horizon
Shell Wind Energy
Puget Sound Energy
Babcock & Brown
MidAmerican*
PPM Energy
FPL Energy
MW Ownership, as of YE2004
MW Additions, 2005
MW Additions, 2006
MW Additions, 2007 (est.)
0
1,000
2,000
3,000
4,000
5,000
6,000
Net MW Ownership

Source: US Wind Power Markets and Strategies, 2007-2015, Emerging Energy Research, June 2007 (based upon the base case scenario).
* MidAmerican Energy Holdings Company figures for 2006 and 2007 include PacifiCorp wind ownership figures.

Additionally, although certain potential competitors did not have significant installed capacity in 2006, many have substantial pipelines and aggressive growth plans.

The United Kingdom

In 2006, installed capacity in the United Kingdom increased by 36.7%, from 1,439 MW of cumulative installed wind capacity in 2005 to 1,967 MW in 2006, according to EER. The majority of new capacity was installed onshore, with one 90 MW offshore wind farm installed.

The renewable obligations scheme, which provides ROCs to producers of renewable energy, has been a major factor in the growth of the wind energy generation market in the United Kingdom. See "Regulatory—United Kingdom."

Outlook

The United Kingdom's target under the Renewable Energy Directive is to have 10.0% of its electricity generation from renewable sources by the end of 2010. According to the British Wind Energy Association, as of September 2007 renewable energy sources generated approximately 4.5% of electricity in the United Kingdom with wind energy sources generating approximately 1.5% of the United Kingdom's electricity supply. The target of 10.0% of electricity generated from renewable sources by 2010 is currently under review and may be revised pursuant to the recent Renewable Energy Directive to source 20% of its energy needs from renewable energy sources by 2020.

According to EER, the U.K. wind energy market has strong growth potential due to its high wind resource availability and, in the case of offshore wind, the low depth of the surrounding sea which is favorable to the installation of offshore wind farms. It is estimated that the United Kingdom has the highest wind resource availability in Western Europe with approximately 114 TWh.

EER expects that the U.K. will increase its cumulative installed wind capacity from 1,967 MW in 2006 to 11,967 MW by 2015, adding an average of 1,111 MW annually during the period. The following table sets forth the expected annual cumulative installed capacity in the United Kingdom from 2007 through 2015.

Wind capacity in the United Kingdom	Actual 2006	Forecast 2007	2008	2009	2010	2011	2012	2013	2014	2015	CAGR 2007-2015
					(MW)						(%)
Cumulative	1,967	2,662	3,517	4,467	5,567	6,767	8,067	9,367	10,667	11,967	20.7

Source: European Wind Power Markets and Strategies, 2007-2015, Emerging Energy Research, June, 2007 (based upon the base case scenario).

EER projects that the United Kingdom will be the third largest wind power market in Europe in terms of cumulative installed wind capacity by the end of 2015, with approximately 9.1% of the European market. Certain offshore wind projects that were postponed due to local resistance and are expected to be completed in the next few years will also contribute to capacity growth.

Principal competitors and competitive position

Our principal competitors in the United Kingdom include RWE, E.On, Scottish and Southern Energy and Fred Olsen Renewables.

Greece

Greece added 180 MW of capacity in 2006 to reach 745 MW as of December 31, 2006, according to EER. Despite the availability of large wind resources, due to a lack of infrastructure Greece remains one of Europe's least penetrated wind power markets. However, the government has recently improved the permitting process which, according to EER, should facilitate the installation of additional capacity.

Outlook

Greece's target under the Renewable Energy Directive is to generate 20.1% of electricity from renewable sources by 2010. According to EER, Greece is anticipated to have 3,175 MW of installed capacity by 2015. The following table sets forth the expected annual cumulative installed capacity in Greece from 2007 through 2015.

	Actual	Forecast									CAGR
Wind capacity in Greece	**2006**	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**	**2013**	**2014**	**2015**	**2007-2015**
					(MW)						(%)
Cumulative	745	945	1,165	1,405	1,665	1,945	2,245	2,555	2,865	3,175	16.4

Source: European Wind Power Markets and Strategies, 2007-2015, Emerging Energy Research, June, 2007 (based upon the base case scenario).

France

France is the eighth largest European country in installed power and it doubled its total installed capacity by adding 770 MW to reach 1,480 MW of cumulative installed wind capacity in 2006, according to EER. While delays in the delivery of turbines in 2005 contributed negatively to the increase in installed capacity in 2006, improvements in the speed of obtaining permits in France facilitated the installation of additional wind power projects. Existing regulations have constrained past growth in the French wind power market and expectations of strong future growth rely upon assumptions that the new regulatory framework will prove more conducive to larger scale projects.

Outlook

France's target under the Renewable Energy Directive is to have 21.0% of its electricity generation from renewable sources by the end of 2010. The wind power market in France is expected to grow the fastest of any market in Western Europe in relative terms. According to EER, France is expected to have approximately 11,760 MW of installed capacity by 2015. The following table sets forth the expected annual cumulative installed capacity in France from 2007 through 2015.

	Actual	Forecast									CAGR
Wind capacity in France	**2006**	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**	**2013**	**2014**	**2015**	**2007-2015**
					(MW)						(%)
Cumulative	1,480	2,380	3,355	4,510	5,635	6,810	8,010	9,235	10,485	11,760	22.1

Source: European Wind Power Markets and Strategies, 2007-2015, Emerging Energy Research, June, 2007 (based upon the base case scenario).

Poland

Poland added 86 MW of wind capacity in 2006, more than doubling its installed capacity, to reach 153 MW of cumulative installed wind capacity, according to EER. Also according to EER, Poland is one of the most attractive wind power markets in Eastern Europe due to a stable regulatory framework and incentive scheme, and large wind availability resources.

Outlook

Poland's target under the energy act of April 2, 2004, which came into effect in January 2005, is to acquire 10.4% of its energy from renewable sources in 2010-2014. Poland is expected to drive future growth in Eastern Europe's wind power market, and EER expects Poland to account for 37% of the wind power installed in the region through 2015. According to EER, by 2015 Poland is expected to have approximately 2,653 MW of cumulative installed wind capacity. The following table sets forth the expected annual cumulative installed wind capacity in Poland from 2007 through 2015.

	Actual	Forecast									CAGR
Wind capacity in Poland	**2006**	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**	**2013**	**2014**	**2015**	**2007-2015**
					(MW)						(%)
Cumulative	153	303	503	703	953	1,253	1,553	1,853	2,253	2,653	31.2

Source: European Wind Power Markets and Strategies, 2007-2015, Emerging Energy Research, June, 2007 (based upon the base case scenario).

Mini-Hydro

Hydro-energy, a renewable form of electricity generation, is produced using the force of moving water to drive a turbine alternator which generates electricity. The term "mini-hydro" generally applies to hydro-energy installations with electrical output capacities of 10 MW or less. In Spain the term "mini-hydro" can also apply to energy installations with capacities of 50 MW or less and differing targets and prices are established in Spain for mini-hydro installations of less than 10 MW and installations of between 10 MW and 50 MW. According to the Draft Planning Report, at the end of 2006, mini-hydro facilities with installed capacity of less than 10 MW in Spain had an aggregate installed capacity of 1,811 MW.

Mini-hydropower is an attractive technology due to technology efficiency, plant longevity and low operation and maintenance costs. However, mini-hydro technology has shown lower growth than other renewable sources. In addition, mini-hydro energy is dependent on water supplies and therefore may not be suitable for all regions.

In Europe, hydro-energy installations of less than 10 MW accounted for approximately 11,000 MW of cumulative installed capacity in Europe in 2004, according to the European Small Hydropower Association (the "ESHA"). As of December 31, 2004, Spain was the third largest market in Europe in terms of installed mini-hydro capacity, according to the ESHA.

Outlook

Although large hydro-energy is approaching its theoretical maximum in certain developed countries, there is significant potential for growth in the mini-hydro sector. The ESHA expects that mini-hydro energy will reach cumulative installed capacity of approximately 14,000 MW in Europe by 2015 ("mini-hydro" defined as hydro installations with capacity below 10 MW). In Spain, the PER targets 2,199 MW of cumulative installed mini-hydro capacity by 2010 ("mini-hydro" defined as hydro installations with capacity below 10 MW). The Draft Planning Report released on July 31, 2007 by the Spanish Government estimated that national mini-hydro cumulative capacity will reach 2,450 MW by 2016.

Solar Thermal

Solar thermal power is a relatively new technology. For countries with high direct solar radiation it offers benefits comparable to other renewable energy technologies. Producing electricity from the sun's energy is a direct process: direct solar radiation can be concentrated and collected by a range of concentrating solar power ("CSP") technologies to provide medium to high-temperature heat. This heat is then used to operate a conventional power cycle. Solar heat collected during the day can also be stored in liquid or solid media, such as molten salts, ceramics and concrete. At night, the energy can be extracted from the storage medium and thus continuously operate the power cycle.

Globally, solar thermal energy accounted for 355 MW of cumulative installed capacity in 2005 according to the report entitled "Concentrated Solar Thermal Power—Now!" dated September 2005 ("CSTP"), by Greenpeace and the European Solar Thermal Industry Association ("ESTIA").

Outlook

In Spain, PER targets 500 MW of cumulative solar thermal capacity by 2010 and the Draft Planning Report estimated that national solar cumulative capacity (including both thermal and photovoltaic capacity) will reach 2,000 MW by 2016. In CSTP, based on expected advances in solar thermal technology coupled with continued governmental support of CSP projects, GreenPeace and the ESTIA expect that in 2015 cumulative installed solar thermal capacity in Spain and Europe will reach 1,000 MW and 1,200 MW, respectively, and cumulative global installed solar thermal capacity will reach approximately 6,454 MW by 2015 and 36,850 MW by 2025.

Solar Photovoltaic

Solar photovoltaic technology is the process by which sunlight is directly converted to electricity by transducing light energy on diodes installed on solar panels by means of the photoelectric effect. Photovoltaic cells, which collect and convert sunlight to electricity and make up the basic unit of a photovoltaic system, are mostly made of silicon. Individual photovoltaic cells are grouped together into protective casings called modules.

Globally, solar photovoltaic energy accounted for 6,634 MW of cumulative installed capacity in 2006 according to the European Photovoltaic Industry Association (the "EPIA"). At the end of 2006 there were 106 MW installed in Spain according to the Draft Planning Report.

Outlook

The white paper entitled "Energy for the Future: Renewable Sources of Energy" by the European Commission dated November 1997 targets 3,000 MW of cumulative solar photovoltaic capacity in Europe by 2010, while PER targets 400 MW of cumulative solar photovoltaic capacity for Spain for that same year. The Draft Planning Report estimated that national solar cumulative capacity (including both thermal and photovoltaic capacity) will reach 2,000 MW by 2016.

Although the solar photovoltaic industry is currently small, it is expected to grow rapidly over the next two decades, with leading manufacturers investing heavily in new production technologies such as thin film solar technology. It is anticipated that the market will be driven by government incentives, such as solar roof programs, which reduce installation costs and make the technology more attractive. The EPIA expects that by 2010 solar photovoltaic energy will reach 18.4 GW of global cumulative installed capacity and by 2020 will reach 170 GW.

In Spain, 85% of the capacity limit as set forth in Royal Decree 661/2007 has recently been achieved, therefore according to Royal Decree 661/2007 installations that are inscribed in the *Registro administrativo de producción en Régimen Especial* before September 29, 2008 will be eligible for the current support scheme. A new royal decree related to solar photovoltaic technology is currently under review which could modify the target and the corresponding tariff for solar photovoltaic installations. See "Regulatory—Spain."

Biomass

Article 2 of the Renewable Energy Directive defines biomass as the "biodegradable fraction of products, waste and residues from agriculture (including vegetal and animal substances), forestry and related industries, as well as the biodegradable portion of industrial and municipal waste." Energy is produced through the use of biomass technology by using biomass as fuel for a boiler to generate energy in a conventional thermal plant. While biomass technology has historically been used to generate thermal energy, over the past two decades biomass applications have been developed to generate electricity as well. One of the main advantages of biomass technology is that it is fueled by products, waste and residues that are abundantly available.

According to the European Union Commission's Biomass Action Plan Communication 628 (final) dated July 12, 2005 (the "Biomass Action Plan"), the European Union currently meets 4% of its energy needs from biomass. At the end of 2006 there were 554 MW installed in Spain according to the Draft Planning Report.

Outlook

The Biomass Action Plan targets 149 million tons of oil equivalent ("Mtoe") of biomass capacity by 2010 in Europe, of which 55 Mtoe are expected to be used for electricity generation and the other 75 Mtoe and 19 Mtoe are expected to be used for the heat and transport sectors, respectively. In Spain, PER targets 1,317 MW of cumulative biomass capacity by 2010, consisting of 722 MW in co-combustion and 1,317 MW in biomass plants. The Draft Planning Report estimated that national biomass cumulative capacity will reach 2,770 MW by 2016.

Wave and Tidal Energy

Marine energy technology has been developed since the mid 1970s, however progress has been sporadic until recently. While there are several types of marine (or ocean) renewable energies, wave energy and tidal energy are the two most commonly collected forms of marine energy. Wave energy occurs in the movements of the water near the surface of the sea formed by winds blowing over the sea surface. Tidal energy is generated as water flows in and out of estuaries caused by the rise and fall of the tides as well as from tidal streams in the open seas. Wave energy converters and tidal energy generators are each able to collect the energy carried by the water and convert it into electricity.

Outlook

According to the Carbon Trust in its report entitled "Future Marine Energy," dated January 2006, between 15% and 20% of current UK electricity demand could be generated by means of wave and tidal stream energy conversion and each technology has the potential to become a source of bulk electricity in many other countries.

However, because marine energy technologies are generally at an early stage of technological development, the current costs of electricity are much higher than other forms of conventional and renewable electricity generation. According to the Carbon Trust, cost reductions could be possible through design developments and economies of scale and significant cost reductions will be necessary to drive future growth of the marine energy industry. The Carbon Trust expects that by 2020, under an optimistic but achievable scenario, between 1,000 and 2,500 MW of installed capacity of each of wave energy and tidal stream energy could be installed in Europe.

U.S. Thermal Generation Industry

Based on 2006 figures, the total U.S. power generation base was approximately 998 GW, of which approximately 388 GW (39%) was non-utility owned generation ("NUG"), according to the US Department of Energy's Energy Information Administration Electric Power Annual. In the United States, energy markets are generally regional in nature and correspond to regional transmission systems. PPM Energy's 537 MW of thermal generation or gas-fired resources are all located in the Western United States, which is included in the Western Electricity Coordinating Council ("WECC") transmission region. The generation base in the WECC transmission region in 2005 was approximately 207 GW, of which approximately 54 GW (26%) was NUG. Approximately 55% of U.S. NUG was gas-fired while approximately 75% of NUG in the Western United States was gas-fired.

Supply and demand

The U.S. Long-Term Reliability Assessment for 2006-15 issued by the North American Electric Reliability Corporation ("NERC") in 2006 found declining available electricity capacity margins over most regions of the U.S., with forecast electricity demand increasing by 19% (141 GW) while committed generating project resources increased by only 6% (57 GW). The projected gap between supply and demand would be filled by placing existing uncommitted resources (i.e., not currently contractually committed to serving utility loads) under contract with regional utilities, and through the construction of new generation. Gas-fired generating capacity is expected to account for almost half of such new generation.

In the Western United States, key findings in the WECC's 2006 Power Supply Assessment for 2006 include:

- from 2006 to 2015 WECC summer peak electricity demand is expected to grow at approximately 2.3% per year (3000+ MW per year);
- available electricity capacity margins are expected to decline over the same period;
- approximately 59% of new generating resource additions are expected to be gas-fired; and
- transmission constraints are expected to limit the amount of summer capacity in the north region of the WECC transmission region that can be imported to serve summer demand in the south region, accelerating the need for new generating resources.

U.S. Natural Gas Industry

This section relies on data and forecasts from the US Department of Energy's Energy Information Administration, including the International Energy Annual 2005 ("IEA"), Annual Energy Outlook 2007 ("AEO") and U.S. Underground Natural Gas Storage Developments: 1998-2005 (the "US UNGD").

The U.S. natural gas market constitutes the largest national gas market in the world, consuming 22.2 trillion cubic feet ("tcf") or 630 bcm in 2005, representing approximately 21.5% of global dry gas consumption in that year, according to the IEA. This market is supplied primarily by domestic production but imports are a growing supply source. Supply and demand are linked by an extensive pipeline and storage infrastructure and system of physical and financial markets, operating under the purview of state and federal regulation.

Demand

Residential, commercial, industrial and power generation constitute the major natural gas demand segments of the U.S. market. According to the AEO, residential and commercial demand combined represented approximately 36% of 2005 demand while industrial and power generation contributed approximately 30% and 26%, respectively. Power generation demand is the fastest growing demand component, forecasted to grow at an annual rate of approximately 2.3% between 2005 and 2015, compared with aggregate annual growth of approximately 1.5%, according to the AEO. Demand has a distinct seasonal nature, with winter demand dominated by residential and commercial space heating. Typically, demand in the highest demand winter month is 50% to 100% greater than in the lowest demand month of a year. Heating demand also varies significantly from year to year, depending on the severity of winter. Growth of summer peaking power generation demand for gas will tend to reduce but not eliminate seasonality and will add another source of climate driven demand uncertainty. The seasonal and variable nature of demand exerts significant requirements on storage and pipeline operations and impacts price differentials and volatility. See "—Infrastructure and Markets."

Supply

According to the AEO, domestic production provided 83.7% of 2005 aggregate supply, while net pipeline imports (primarily Canadian exports, with a small amount of Mexican imports) provided 13.8%. Liquefied natural gas ("LNG") imports made up the remaining 2.6%. Domestic production is derived from a geologically diverse and geographically dispersed set of supply regions, consisting primarily of offshore and onshore Gulf of Mexico, Mid-Continent, Permian Basin and Rocky Mountain regions, according to the EIA report "Deliverability on the Interstate Natural Gas Pipeline System." Domestic production is expected to grow only modestly according to the AEO, with production from the Rockies region approximately offsetting declining contributions from the Gulf of Mexico regions. In aggregate, domestic production is forecasted in the AEO to grow by approximately 0.7% per annum between 2005 and 2015. LNG imports are expected to contribute the majority of supply growth, forecasted in the AEO to increase by 18.1% per annum, from 0.57 tcf (16 bcm) in 2005 to 3.0 tcf (85 bcm) in 2015. Pipeline imports are expected to be stagnant to declining over this time frame. Additional supply growth could eventually be provided by way of pipeline from abundant reserves on the Alaska North Slope, but are not expected over the 2010-15 timeframe. Domestic production has little or no seasonality and is relatively constant in relation to seasonal demand variations. The exception is hurricane season interruptions impacting Gulf of Mexico production and contributing to supply uncertainty and price volatility. The cost of domestic production and commodity price of natural gas have increased significantly since 2000, with average US wellhead price reported in the AEO during 2000-2006 at $4.96 per thousand cubic feet, more than 2.5 times the average price over the 1990-1999 period. This escalation reflects more difficult, remote and expensive resources as well a much tighter balance of supply and demand.

Infrastructure and markets

An extensive interstate pipeline system connects distant supply sources with major demand markets. According to the EIA Natural Gas Annual 2006, nearly two-thirds of the lower 48 States are almost totally dependent upon the interstate pipeline system for their supplies of natural gas. In 2005, 85% of the 48 tcf of gas transported throughout the United States was carried by major interstate pipeline companies, according to the EIA. Interstate pipeline and storage system operators provide open access to transportation and storage services, under FERC regulation. Intrastate pipelines and local distribution companies fall under state regulatory jurisdiction.

Storage is required to balance seasonal demand with relatively constant production and to improve the efficiency of pipeline operations. According to the US UNGD, working capacity of underground gas storage in 2005 was 4.01 tcf, an increase of 212 billion cubic feet from 1998, and another 197 billion cubic feet of working storage additions are forecast over the 2006-2008 period. Substantially all of the underground natural gas storage capacity in the United States is owned by a combination of interstate and intrastate pipeline companies, local distribution companies (which sell natural gas to consumers) and independent storage providers. Independent providers represent approximately 13% of the total US gas storage market, according to the US UNGSD.

LNG import facilities are another key and growing component of US natural gas infrastructure, providing offloading, liquefied storage and regasification services. Four existing onshore terminals and one offshore terminal currently service US markets, with total deliverability of approximately 5.25 billion cubic feet per day in 2006. In "Short-Term Energy Outlook Supplement: US LNG Imports the Next Wave, January 2007" the EIA forecasts expansions and new facilities to add approximately 6.4 billion cubic feet per day of capacity by the end of 2008.

Transportation and storage infrastructures are built to meet seasonal peak demand, accommodate demand growth, and manage variability in demand arising from weather. Nevertheless, seasonality and other issues cause temporal and geographic commodity price differentials and price volatility. For example, pipeline congestion can arise as a function of demand seasonality as well as production growth exceeding pipeline capacity.

Wholesale price differentials (geographic and temporal spreads) reflect costs of transportation and storage, providing incentive for value-adding infrastructure developments as well as incentives to merchant gas enterprises to manage risks and optimize infrastructure use.

ACQUISITION AND UNAUDITED PRO FORMA FINANCIAL INFORMATION

The Acquisition and the Loan Contribution

On April 23, 2007, our parent Iberdrola, S.A. acquired ScottishPower plc and its subsidiaries. On October 3, 2007, we acquired the ScottishPower Assets, which included the SP US Assets and the SP UK Assets and represented a material acquisition. Based upon the pro forma financial information for the year ended December 31, 2006, the ScottishPower Assets represented 37.9% of the pro forma gross margin and 34.0% of the pro forma EBITDA of Iberdrola Renovables Group, and, based upon the pro forma financial information for the nine months ended September 30, 2007, the ScottishPower Assets represented 38.3% of the pro forma gross margin and 36.6% of the pro forma EBITDA of the pro forma Iberdrola Renovables Group (including the impacts of the harmonization adjustments). For the fiscal years ended March 31, 2006 and 2007, under U.S. GAAP SPHI recorded gross margins of $191.7 million and $401.1 million, respectively, and EBITDA of $80.1 million and $162.8 million, respectively. For the fiscal years ended March 31, 2006 and 2007, the SP UK Assets unaudited aggregation included aggregated gross margins of £33.4 million and £62.1 million, respectively, and aggregated EBITDA of £25.6 million and £51.8 million, respectively. In order to assist the reader, we have prepared an analysis and discussion of the audited historical results of SPHI for the fiscal years ended March 31, 2007 and 2006, as well as an analysis and discussion based upon an unaudited aggregation of the results of the 10 U.K. Wind Companies comprising the SP UK Assets for the fiscal years ended March 31, 2007, 2006 and 2005, which are included elsewhere in this offering memorandum. See "SPHI Discussion and Analysis of Financial Condition and Results of Operations" and "SP UK Assets Discussion and Analysis of Financial Information." As a result of the Acquisition, as of September 30, 2007, we increased our pro forma total installed renewable capacity by 2,364 MW, from 4,977 MW to 7,342 MW, and added 537 MW of installed thermal capacity and 0.76 bcm of working gas storage capacity, as well as an energy management business. The section of this offering memorandum entitled "Business" contains certain information regarding the ScottishPower Assets. See "Business—Renewable Energy Businesses—United States" and "—United Kingdom" and "Business—Non-Renewable Businesses."

The acquisition of the SP US Assets represented a major expansion of our business in the United States. We estimate that, on a pro forma basis, as of December 31, 2006, we controlled 15% of the U.S. wind energy generation market based on market data from the American Wind Energy Association and the US Department of Energy. As of December 31, 2006, the United States was the third largest wind market in the world in terms of installed wind capacity according to EER. The SP US Assets had 1,666 MW of installed wind capacity as of March 31, 2007 and 1,992 MW of installed wind capacity as of September 30, 2007. The SP US Assets also had a pipeline of wind projects. See "Business—Renewable Energy Businesses—Pipeline." Additionally, the SP US Assets engaged in non-renewable activities including gas storage, energy management and thermal generation, and as of September 30, 2007, the SP US Assets had 537 MW of installed thermal generation capacity (including the 237 MW Thermal PPA) and owned 0.76 bcm of working gas storage capacity in the United States, with an additional 0.76 bcm in various stages of development. See "Business—Renewable Energy Businesses—United States" and "Business—Non-Renewable Businesses."

In addition, the acquisition of the SP UK Assets represented a major expansion of our business in the United Kingdom. On an aggregate basis, the SP UK Assets were the largest onshore wind farm developer and operator in the United Kingdom, and we estimate that, on a pro forma basis, we had 17% of the U.K. wind energy generation market based on market data from British Wind Energy Association as of December 31, 2006. The SP UK Assets had 345 MW of installed wind capacity as of March 31, 2007 and 372 MW of installed wind capacity as of September 30, 2007. The SP UK Assets also had wind and other renewable energy pipeline projects. See "Business—Renewable Energy Businesses—Pipeline" and "Business—Renewable Energy Businesses—United Kingdom."

We acquired the ScottishPower Assets through an in-kind exchange in which the ScottishPower Assets were contributed to us by Iberdrola, S.A. (the "ScottishPower Contribution") in exchange for a capital increase (the "Acquisition Capital Increase") in favor of Iberdrola, S.A. The Acquisition Capital Increase consisted of 133,539,956 ordinary shares of Iberdrola Renovables of €10 par value each, at an issue price of €35.79 per share. The total issue price was €4,779,395,025.24, which consisted of nominal capital of €1,335,399,560 and a premium of €3,443,995,465.24. On October 3, 2007, the public deed for the Acquisition Capital Increase was executed before a Madrid notary. We did not enter into a purchase agreement with Iberdrola, S.A. and Iberdrola, S.A. did not provide us with any representations, warranties or indemnities in connection with the Acquisition, other than indemnities with respect to certain potential tax liabilities of the SP US Assets which are covered under the Indemnity Agreement. See "Related Party Transactions—Iberdrola, S.A.—Indemnity Agreement."

On November 5, 2007, Iberdrola, S.A. contributed a loan of €678.6 million owed to it by one of our subsidiaries in exchange for 18,962,596 of our newly issued shares (the "Loan Contribution" and the capital increase, the "Loan Capital Increase"). As a result of the Loan Contribution, we made an adjustment in our pro forma September 30, 2007 and December 31, 2006 balance sheets that decreased our current liabilities (specifically, our short-term debt toward our parent Iberdrola, S.A.) and increased our equity by €678.6 million. See "Related Parties—Iberdrola, S.A.—Financing Agreements."

Pro Forma Financial Information

You should read the following information in conjunction with "Presentation of Financial and Other Information" and with our financial statements and the financial statements of SPHI and each of the 10 U.K. Wind Companies and, in each case, together with the related notes thereto which are included elsewhere in this offering memorandum.

The pro forma financial information referred to in these explanatory notes has been prepared to provide the reader with combined financial information of the Iberdrola Renovables Group resulting from the Acquisition and the Loan Contribution. The pro forma financial information is unaudited. The pro forma financial information has been prepared in accordance with the terms and conditions of EC Regulation 809/2004 and in accordance with the recommendations of the Committee of European Securities Regulators concerning the consistent implementation of such regulation (CESR/05-054b). The pro forma financial information has been prepared for illustrative purposes only and does not purport to represent what our results of operations or financial condition actually would have been if the Acquisition and the Loan Contribution had occurred on the dates provided below, nor does it purport to provide an accurate picture of the financial information or actual results of Iberdrola Renovables, SPHI or the 10 U.K. Wind Companies, nor does it purport to project our results of operations for any future period or our financial condition at any future date, and does not reflect any adjustment to liabilities for restructuring nor the impact of any potential synergies deriving from the Acquisition. Prior to the Acquisition we have not operated or managed either the SP US Assets or the SP UK Assets. Investors are cautioned against placing undue reliance on the pro forma financial information.

The consolidated financial statements of SPHI and the 10 U.K. Wind Companies used in the preparation of the unaudited pro forma financial information have been prepared under the accounting principles of their respective countries (U.S. GAAP and U.K. GAAP, respectively). The unaudited consolidated financial information for the SP UK Assets prepared under U.K. GAAP included in the pro forma financial information differs from the unaudited aggregated financial information reflected in "SP UK Assets Discussion and Analysis of Financial Information" included elsewhere in this offering memorandum as the unaudited aggregated financial information does not represent a proper consolidation in accordance with U.K. GAAP or IFRS. No adjustments were required to be made to the financial information of the SP UK Assets which was consolidated under U.K. GAAP to consolidate such financial information under IFRS for the purposes of preparing the pro forma financial information of Iberdrola Renovables Group. Further, none of the balance sheets and income statements of Iberdrola Renovables, SPHI and the 10 U.K. Wind Companies as of and for the nine months ended September 30, 2007, as used in the preparation of the pro forma financial information as of and for the nine months ended September 30, 2007, have been audited.

Overview

The pro forma financial information of Iberdrola Renovables Group set forth below includes the historical financial information of Iberdrola Renovables, SPHI and the 10 U.K. Wind Companies. The pro forma financial information has been prepared by applying certain harmonization accounting and pro forma adjustments to the historical financial information of Iberdrola Renovables, SPHI and the 10 U.K. Wind Companies, which are included elsewhere in this offering memorandum and which were prepared in accordance with IFRS, U.S. GAAP and U.K. GAAP, respectively.

We have prepared two sets of pro forma financial information:

- the unaudited pro forma balance sheet and income statement data for Iberdrola Renovables Group as of and for the year ended December 31, 2006, prepared as if the Acquisition and the Loan Contribution took place on January 1, 2006; and
- the unaudited pro forma balance sheet and income statement data for Iberdrola Renovables Group as of and for the nine months ended September 30, 2007, prepared as if the Acquisition and the Loan Contribution took place on January 1, 2007.

Because the pro forma financial information was prepared as if the Acquisition and the Loan Contribution took place on either January 1, 2006 or January 1, 2007 and each such date occurred prior to the date of the ScottishPower Contribution described below, the pro forma income statements for the year ended December 31, 2006 and for the nine months ended September 30, 2007 have been adjusted to give effect to the ScottishPower Contribution as if it took place at the beginning of each such period and depreciation in respect thereof commenced on such date. In addition, transaction costs related to the ScottishPower Contribution were deemed immaterial and so have not been included in the preparation of the pro forma financial information. In addition, certain central costs related to the 10 U.K. Wind Companies, which we do not consider significant in relation to our total pro forma operating results, were undertaken historically by affiliates of ScottishPower plc and so were not included in the pro forma financial information.

Preparation of pro forma financial information as of and for the year ended December 31, 2006

The pro forma financial information as of and for the year ended December 31, 2006 provided below consists of a pro forma balance sheet and income statement as of and for the year ended December 31, 2006. This pro forma information includes the respective last full fiscal years of each of Iberdrola Renovables, which has a fiscal year ended December 31, 2006, and SPHI and the 10 U.K. Wind Companies, which, except for CeltPower Ltd. (which had a December 31, 2006 fiscal year end), each had a fiscal year ended March 31, 2007. While the SP UK Assets consolidated balance sheet and income statement for the last full fiscal year have not been audited, the separate balance sheets and income statements of each of Iberdrola Renovables, SPHI and the 10 U.K. Wind Companies for the last full fiscal year have been audited.

Because the financial information of ScottishPower Assets has not been calendarized in the pro forma financial information below, and because the pro forma financial information as of and for the year ended December 31, 2006 provided below does not cover identical twelve month periods for Iberdrola Renovables and the ScottishPower Assets, the pro forma financial information as of and for the year ended December 31, 2006 may not be indicative of combined future results for our business due to differences in market, weather and other factors between the different twelve month periods.

We translated the non-euro financial data into euros using the following exchange rates:

- for the pro forma balance sheet as of December 31, 2006, the prevailing exchange rates as of that date were €1.4852 = £1.0000 and €0.7580 = $1.0000; and
- for the pro forma income statement for the year ended December 31, 2006, the average exchange rates for that period which were €1.4757 = £1.0000 and €0.7802 = $1.0000;

Preparation of pro forma financial information as of and for the nine months ended September 30, 2007

The unaudited pro forma financial information as of and for the nine months ended September 30, 2007 provided below consists of a pro forma balance sheet and income statement as of and for the nine months ended September 30, 2007. Additionally, the pro forma financial information for the nine months from January 1, 2007 through September 30, 2007 includes, except in the case of CeltPower Ltd (which had a December 31, 2006 fiscal year end), the same financial information from the three months ended March 31, 2007 for the ScottishPower Assets, which are also included in the pro forma financial information for the year ended December 31, 2006. Further, none of the consolidated balance sheets and income statements of Iberdrola Renovables, SPHI and the SP UK Assets as of and for the nine months ended September 30, 2007, as used in the preparation of the pro forma financial information as of and for the nine months ended September 30, 2007, have been audited.

We translated the non-euro financial data into euros using the following exchange rates:

- for the pro forma balance sheet as of September 30, 2007, the prevailing exchange rates as of that date which were €1.4351 = £1.0000 and €0.7053 = $1.0000; and
- for the pro forma income statement for the nine months ended September 30, 2007, the average exchange rates for that period which were €1.4775 = £1.0000 and €0.7437 = $1.0000.

Harmonization accounting—impact of the application of IFRS

Harmonization accounting—impact of the application of IFRS to the financial statements of SPHI

As the financial statements of SPHI used in the preparation of the pro forma financial information have been prepared under U.S. GAAP, the pro forma financial information includes adjustments to make the application of accounting principles consistent with those of Iberdrola Renovables which prepares its financial statements under IFRS, as described below.

Conversion from equity method to proportional consolidation method

Pursuant to U.S. GAAP, SPHI's joint ventures are accounted for under the equity method while under IFRS joint ventures may be accounted for under the equity method or the proportional consolidation method. Under the equity method, income earned from joint ventures is reported by the company on its income statement and the reported profit is proportional to the size of its equity investment, while under the proportional consolidation method, the percentage share of the balance sheet and income statement items are included in the consolidated financial statements of the company. Because we use the proportional consolidation method in our IFRS financial statements, an adjustment has been performed to convert treatment of SPHI's joint ventures under the equity method to the proportional consolidation method. For further discussion of SPHI's joint ventures, see "Business—Renewable Energy Businesses—United States."

The impact of this adjustment on the pro forma financial information is set forth below. Debit amounts are represented as positive numbers and credit amounts are represented as negative numbers:

Line Item	As of and for the nine months ended September 30, 2007	As of and for the year ended December 31, 2006
	(€ in millions)	
Balance sheet		
Property, plant and equipment	221.3	258.4
Goodwill and intangible assets	13.5	—
Investments accounted for using the equity method	(203.1)	(223.2)
Other current assets	4.1	5.1
Cash and cash equivalents	16.7	18.1
Non current liabilities—Interest-bearing loans and borrowings	(34.5)	(40.2)
Non current liabilities—other non-current liabilities	(1.6)	(0.5)
Current liabilities—Interest-bearing loans and borrowings	(2.8)	(2.8)
Current liabilities—other current liabilities	(13.6)	(14.9)
Income statement		
Operating revenues	(21.3)	(24.8)
Operating costs	6.5	7.1
Depreciation and amortization charge and provisions	7.8	8.7
Net finance income	0.9	1.3
Share of profit of companies accounted for using the equity method	6.1	7.7

Wind farm estimated useful life

SPHI depreciates its wind farms on a straight line basis over a 25 year period. Because we estimate a 20 year useful life for wind farms, a pro forma adjustment has been included in the December 31, 2006 pro forma balance sheet and income statement to convert SPHI's wind farms to a 20 year estimated useful life. No adjustment has been performed to SPHI's consolidated balance sheet and income statement as of and for the nine months ended September 30, 2007 as SPHI already depreciated its wind farms assuming a useful life of 20 years during that period.

The impact of this adjustment on the pro forma financial information is set forth below. Debit amounts are represented as positive numbers and credit amounts are represented as negative numbers:

Line Item	As of and for the nine months ended September 30, 2007	As of and for the year ended December 31, 2006
	(€ in millions)	
Balance sheet		
Property, plant and equipment	—	(9.6)
Other non-current assets	—	3.6
Income statement		
Depreciation and amortization charge and provisions	—	9.8
Income tax expense	—	(3.8)

Capital instruments with debt-like characteristics

SPHI has entered into several institutional investment structures ("Institutional Investment Structures") in which institutional investors become party to certain agreements pursuant to which SPHI receives compensation, mainly in the form of cash and cash equivalents, while the investors become entitled to certain benefits and tax credits generated by the facilities over an agreed period of time. SPHI retains control of the wind farms while the investors retain the right to approve certain major decisions. The Institutional Investment Structures have generated certain amounts that have been accounted for as deferred income under U.S. GAAP and transferred to revenues on a straight-line basis. In the preparation of this pro forma financial information in accordance with IFRS, the third party investments have been accounted for as capital instruments with debt-like characteristics included initially at fair value and subsequently carried at an amortized cost. Additionally, MACRS, which is one of the components of deferred income that contributed to revenues under U.S. GAAP, is, under IFRS, excluded both from revenues and EBITDA and is not reflected in the income statement as assets are depreciated in the income statement on a straight-line basis over 20 years. See "SPHI Discussion and Analysis of Financial Condition and Results of Operations" and "Business—Renewable Energy Businesses—Wind—Wind farm financing structures."

The impact of this adjustment on the pro forma financial information is set forth below. Debit amounts are represented as positive numbers and credit amounts are represented as negative numbers:

Line Item	As of and for the nine months ended September 30, 2007	As of and for the year ended December 31, 2006
	(€ in millions)	
Balance sheet		
Deferred tax assets	6.5	—
Other current assets	(1.1)	—
Reserves	7.6	(0.5)
Minority interests	21.1	—
Capital instruments with debt-like characteristics	(550.6)	(595.0)
Other non-current liabilities	493.2	576.8
Income statement		
Operating revenues	(11.3)	12.5
Net finance income	30.6	17.8
Minority interests	1.2	—
Income tax expense	2.8	(11.6)

Pursuant to the harmonization adjustment described above, deferred income (classified by SPHI as "other non-current liabilities" under U.S. GAAP) is written off and debt with third parties is accounted for in the line item "Capital instruments with debt-like characteristics" on the balance sheet and on the income statement in the corresponding financial expenses. In addition, the remaining third party interests are recognized as minority interests once they have achieved the negotiated internal rate of return.

Derivatives

U.S. GAAP and IFRS require all derivatives, as respectively defined by each, to be accounted for at fair market value. Both standards provide specific exemptions to this requirement; however, the exemptions allowed vary between the respective standards. The principal differences have been harmonized as follows:

- Under IFRS, energy price-related derivative financial instruments that do not qualify for hedge accounting are included in the "operating revenues" line item of the income statement while under U.S. GAAP such instruments may be accounted for as "operating revenues" or as "procurements."
- Under U.S. GAAP, the designation of contracts for hedge accounting was performed at the inception of the contract, while under IFRS such designation was made on the date of SPHI's transition to IFRS. Accordingly, certain contracts which were accounted for as hedges under U.S. GAAP were not accounted for as hedges under IFRS, and vice versa. This has a negative impact on the line item "total equity" of approximately €61.7 million and €74.4 million as of September 30, 2007 and December 31, 2006, respectively.
- While under both U.S. GAAP and IFRS a contract to buy or sell a non-financial item that satisfies the "own use" exemption is not required to be measured and presented at fair value, the requirements and obligations for applying the "own use" exemption (included in paragraphs 5, 6 and 7 of International Accounting Standards ("IAS") 39 under IFRS) are different from such requirements and obligations under U.S. GAAP. These differences had a positive impact on the line item "net income" of

approximately €29.7 million for the months ended September 30, 2007 and €30.8 million for the year ended December 31, 2006.

- The classification of derivative financial instruments related to energy prices on the balance sheet as applied by SPHI is different from the classification we use when accounting for instruments such as financial assets and liabilities. This adjustment did not have an effect on the line items "net income" in the pro forma financial information. This adjustment also had no impact on the line item "total equity" and only impacted certain balance sheet line items.

The impact of these adjustments on the pro forma financial information are set forth below. Debit amounts are represented as positive numbers and credit amounts are represented as negative numbers:

Line Item	As of and for the nine months ended September 30, 2007	As of and for the year ended December 31, 2006
	(€ in millions)	
Balance sheet		
Other non-current financial investments	60.0	50.8
Non-current trade and other receivables	(107.5)	(108.2)
Deferred tax assets	52.2	29.4
Other current assets	(21.2)	(20.4)
Other reserves	61.7	74.4
Non-current liabilities—interest-bearing loans and borrowings	(76.5)	(65.1)
Non-current liabilities—other non-current liabilities	57.1	67.9
Current liabilities—interest-bearing loans and borrowings	(103.3)	(85.1)
Other current liabilities	107.2	87.1
Income statement		
Operating revenue	(100.6)	(144.6)
Procurements	52.1	95.3
Income tax expense	18.8	18.5

Expenses/costs

Iberdrola Renovables prepares its income statement in accordance with the method of nature of the expenses/costs while SPHI uses the method of function of the expenses/costs. To harmonize the differences between these two methods, reclassifications have been made to SPHI's income statement for the year ended December 31, 2006. See "SPHI Discussion and Analysis of Financial Condition and Results of Operations." Because SPHI adopted the method of nature of the expenses/costs at the beginning of 2007, it was not necessary to reclassify SPHI's consolidated income statement for the nine month period ended September 30, 2007.

The impact of this adjustment on the pro forma financial information is set forth below. Debit amounts are represented as positive numbers and credit amounts are represented as negative numbers:

Line Item	For the nine months ended September 30, 2007	For the year ended December 31, 2006
	(€ in millions)	
Income statement		
Operating revenues	—	149.4
Operating expenses	—	(153.0)
Depreciation and amortization charge and provisions	—	7.6
Net finance costs	—	(1.2)
Losses on disposal of non-current assets	—	(28.1)
Income tax expense	—	25.3

Sale of self-developed wind farm

During 2006, SPHI sold a self-developed wind farm to a third party. This transaction was accounted for under the income statement line items "revenues" and "procurements," according to U.S. GAAP. A pro forma adjustment has been performed in order to reclassify the net proceeds from the transaction under the income statement line item, "gains (losses) on disposal of non-current assets."

Harmonization accounting—impact of the application of IFRS to the financial statements of the SP UK Assets

No adjustments were required to be made to the financial information of the SP UK Assets which was consolidated under U.K. GAAP to consolidate such financial information under IFRS for the purposes of preparing the unaudited pro forma financial information of Iberdrola Renovables Group. The consolidated financial information for the SP UK Assets under U.K. GAAP differs in certain respects from the unaudited aggregated financial information reflected in "SP UK Assets Discussion and Analysis of Financial Information" included elsewhere in this offering memorandum as the unaudited aggregated financial information does not represent a proper consolidation in accordance with U.K. GAAP or IFRS. For a description of the method of aggregation used to prepare the financial information see "Index to Financial Statements—Description of preparation of Unaudited Aggregation of Financial Data of the 10 U.K. Wind Companies Comprising the SP UK Assets" and for a discussion of certain limitations inherent in this aggregation see "SP UK Assets Discussion and Analysis of Financial Information."

Pro forma adjustments

In addition to the adjustments described above to make the application of accounting principles consistent with those of Iberdrola Renovables, the unaudited pro forma financial information contains certain pro forma adjustments to provide the reader with the combined financial information of the Iberdrola Renovables Group resulting from the Acquisition, including the following:

Tax indemnity

In February 2007, the examination division of the U.S. Internal Revenue Service (the "IRS") proposed certain adjustments to NA General Partnership's tax returns for the 2001, 2002 and 2003 tax years. SPHI is NA General Partnership's successor. The largest proposed adjustment is the disallowance of a $931.8 million interest deduction. SPHI is disputing these proposed adjustments with the appeals division of the IRS and estimates that such appeals process may last until at least March 2008. See "Business—Legal Matters—Regulatory and tax matters. SPHI deposited $225 million with the IRS to stop certain interest accrual and reserved against such disputed tax liability. Iberdrola, S.A. has agreed to indemnify us against these disputed tax liabilities. See "Related Party Transactions—Indemnity Agreement."

The impact of this adjustment on the pro forma financial information is set forth below. Debit amounts are represented as positive numbers and credit amounts are represented as negative numbers:

Line Item	As of and for the nine months ended September 30, 2007	As of and for the year ended December 31, 2006
	(€ in millions)	
Balance sheet		
Non-current trade and other receivables	201.9	217.1
Other reserves[(1)]	(15.5)	(21.6)
Income statement		
Income tax expense	(186.4)	(195.5)

(1) The adjustment to the line item "other reserves" relates to exchange rate differences due to the application of average exchange rates to the income statement and year-end exchange rates to the balance sheet.

Loan contribution

We made an adjustment in our pro forma September 30, 2007 and December 31, 2006 balance sheets that decreased our current liabilities (specifically, our short-term debt toward our parent Ibedrola, S.A.) and increased our equity by €678.6 million. See "Related Parties—Iberdrola, S.A.—Financing Agreements."

The impact of this adjustment on the pro forma financial information is as set forth below. Debit amounts are represented as positive numbers and credit amounts are represented as negative numbers:

Line Item	As of the nine months ended September 30, 2007	As of the year ended December 31, 2006
	(€ in millions)	
Balance sheet		
Subscribed capital	(189.6)	(189.6)
Other reserves	(489.0)	(489.0)
Current liabilities—interest-bearing intercompany balances	678.6	678.6

Purchase price allocations

As described above, on April 23, 2007 our parent Iberdrola, S.A. acquired ScottishPower plc and its subsidiaries. In accordance with IFRS, we have allocated the purchase price with the help of an independent expert to reflect the fair value of ScottishPower plc's assets and liabilities as of the date of the Acquisition. Iberdrola, S.A. has valued the non-monetary assets and liabilities that were contributed as part of the acquisition price pursuant to a purchase price allocation procedure. While pursuant to IFRS 3 an acquirer must recognize the identifiable assets and liabilities of the acquiree at fair market value, there is an exception to this requirement for business combinations between entities under common control. Consequently, absent a contrary accounting policy, we have recognized the non-monetary assets and liabilities of ScottishPower plc at the book value at which they were accounted for on Iberdrola, S.A.'s consolidated financial statements as of the date of the ScottishPower Contribution, which we believe is the best available estimate of the fair value of such assets and liabilities, after which the purchase price was adjusted for the depreciation that occurred between April 23, 2007 and October 3, 2007. The purchase price allocation that is included in the pro forma financial information reflects an independent expert's valuation and is accurate as of the date of this offering memorandum, however it is subject to change.

The adjustments for the ScottishPower Contribution are included in the column entitled "Pro Forma Adjustments" of the pro forma financial statements and include positive adjustments to "Other reserves" of €468.7 million and €441.7 million as at September 30, 2007 and December 31, 2006, respectively, as a result of a surplus in the amount of the ScottishPower Contribution compared to the amount specified in the public deed. The entire ScottishPower Contribution has been accounted for as a credit to "subscribed capital" based on an increase in subscribed capital of Iberdrola, S.A. of €1,335.4 million (corresponding to 133,539,956 shares) and of "other reserves—share premium" of €3,444.0 million. Additionally, the elimination of the historical SPHI capital is included in the table below.

For the purpose of preparing the pro forma financial information provided below, when a particular piece of property, plant and equipment or intangible asset that was acquired from ScottishPower plc is put into operation, the difference between the asset's fair value and the carrying value is depreciated or amortized based upon its remaining useful life. For example, wind farms which come into operation are depreciated on a straight-line basis over an expected useful life of 20 years. The difference between the fair value and the carrying value of pipeline wind farm projects is not depreciated. The unaudited pro forma effect of such depreciations and amortizations was €88.7 million for the year ended December 31, 2006 and €73.6 million in the nine months ended September 30, 2007. The effect of such depreciations and amortizations is anticipated to increase as additional assets to which a purchase price has been allocated are put into operation, while being partially offset as assets currently in operation reach the end of their useful life.

The impact of this adjustment on the pro forma financial information is as set forth below. Debit amounts are represented as positive numbers and credit amounts are represented as negative numbers:

Line Item	As of and for the nine months ended September 30, 2007	As of and for the year ended December 31, 2006
	(€ in millions)	
Balance sheet		
Property, plant and equipment	1,343.3	1,452.1
Goodwill and intangible assets	4,854.0	5,152.2
Subscribed capital—non-monetary contribution	(1,335.4)	(1,335.4)
Capital subsidiaries elimination	1,498.9	1,610.8
Other reserves—share premium	(3,444.0)	(3,444.0)
Translation differences	—	(324.4)
Reserves subsidiaries elimination	(910.6)	(1,050.0)
Non-monetary contribution surplus	(468.7)	(441.7)
Other non-current liabilities	(1,584.5)	(1,674.4)
Income statement		
Depreciation and amortization charge and provisions	73.6	88.7
Income tax expense	(26.6)	(33.9)

Additionally, a portion of the acquisition price has been allocated to ScottishPower plc's pipeline projects that are capable of being separated and independently sold in satisfaction of the "identifiability" requirement under IAS 38. These pipeline projects were accounted for in the financial statements of SPHI and the 10 U.K. Wind Companies at the cost of acquisition rather than at fair value, which was larger, according to an independent valuation. The portion of the purchase price allocated to these pipeline projects as at December 31, 2006 and September 30, 2007 is €3,200.1 million and €3,391.8 million, respectively.

For the year ended December 31, 2006

Unaudited pro forma income statement:

	Iberdrola Renovables	SPHI	SP UK Assets	Harmonization Accounting	Pro Forma Adjustments	Pro Forma Total
				(€ in millions)		
Operating revenue	695.6	741.9	92.0	7.5(1)	—	1,537.0
Procurements	—	(309.3)	—	(108.4)(2)	—	(417.7)
Gross margin	695.6	432.6	92.0	(100.9)	—	1,119.3
Operating costs	(139.0)	(281.1)	(15.3)	158.9(3)	—	(276.5)
Depreciation and amortization charge and provisions	(182.4)	(39.3)	(20.8)	(26.1)(4)	(88.7)(5)	(357.3)
Profit from operations (EBIT)	374.2	112.2	55.9	31.9	(88.7)	485.5
Net finance revenue (costs)	(68.5)	(17.4)	(14.6)	(16.3)(6)	—	(116.8)
Share of profit (loss) of companies accounted for using the equity method	—	7.7	—	(7.7)(7)	—	—
Gains (losses) on disposal of non-current assets	0.9	(12.9)	—	28.1(8)	—	16.1
Consolidated profit before taxes	306.6	89.6	41.3	36.0	(88.7)	384.8
Income tax expense	(106.2)	(199.7)	(13.4)	(29.2)(9)	229.4(10)	(119.1)
Profit (loss) for the year	200.4	(110.1)	27.9	6.8	140.7	265.7
Result from discontinued operations	—	—	—	—	—	—
Minority interests	(10.7)	1.0	(0.3)	—	—	(10.0)
Profit (loss) for the year attributable to equity holders of the parent	189.7	(109.1)	27.6	6.8	140.7	255.7

(1) Reflects (i) a positive adjustment from the application of IAS 39 for the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€144.6 million); (ii) a positive adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€24.8 million); (iii) a negative adjustment from the reclassification of certain business activities of SPHI to specific Iberdrola Renovables line items (€149.4 million); and (iv) other minor negative adjustments related to the Institutional Investment Structures (see "—Capital instruments with debt-like characteristics.") (€12.5 million).

(2) Reflects (i) a negative adjustment from the application of IAS 39 to the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€95.3 million); and (ii) a further negative adjustment from the reclassification of certain business activities of SPHI to specific Iberdrola Renovables line items (€13.1 million).

(3) Reflects (i) a negative adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€7.1 million); (ii) a positive adjustment from the reclassification of certain business activities of SPHI to specific Iberdrola Renovables line items (€153.0 million); and (iii) other minor positive adjustments (€13.0 million).

(4) Reflects (i) a negative adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€8.7 million); (ii) a negative adjustment related to the harmonization of the useful life of wind farms of SPHI (which amortizes its wind farms on a straight line basis over a 25 year period) and Iberdrola Renovables (which amortizes its wind farms on a straight line basis over a 20 year period) (€9.8 million); and (iii) a negative adjustment related to the reclassification of certain business activities of SPHI to specific Iberdrola Renovables line items (€7.6 million).

(5) Reflects an adjustment for the depreciation of the increased asset values resulting from the purchase price allocation (€88.7 million).

(6) Reflects (i) a negative adjustment related to the Institutional Investment Structures (see "—Capital instruments with debt-like characteristics.") (€17.8 million); (ii) a positive adjustment related to the reclassification of certain business activities of SPHI to specific Iberdrola Renovables line items (€1.2 million); and (iii) other minor positive adjustments (€0.3 million).

(7) Reflects a negative adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€7.7 million).

(8) Reflects a positive adjustment related to the reclassification of certain business activities of SPHI to specific Iberdrola Renovables line items (€28.1 million).

(9) Reflects (i) a negative adjustment related to the reclassification of certain business activities of SPHI to specific Iberdrola Renovables line items (€25.3 million); and (ii) a negative adjustment related to the tax effect of each of the adjustments described above in the column "Harmonization Accounting" (€3.9 million).

(10) Reflects (i) a positive adjustment for a guarantee provided by Iberdrola, S.A. related to potential tax liabilities (€195.5 million) (see "SPHI Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting SPHI Results of Operation—Certain non-recurring items"); and (ii) a further positive adjustment related to the tax effect of each of the adjustments described above in the column "Pro Forma Adjustments" (€33.9 million).

As of December 31, 2006

Unaudited pro forma balance sheet:

	Iberdrola Renovables	SPHI	SP UK Assets	Harmonization Accounting	Pro Forma Adjustments	Pro Forma Total
				(€ in millions)		
Assets						
Non-current assets						
Property, plant and equipment	4,135.4	1,451.3	536.3	208.9[(1)]	1,452.1[(2)]	7,784.0
Goodwill and intangible assets	44.3	14.9	—	13.9[(3)]	5,152.2[(4)]	5,225.3
Investments accounted for using the equity method	0.1	223.2	—	(223.2)[(5)]	—	0.1
Non-current financial investments	3.6	37.7	—	71.5[(6)]	—	112.8
Deferred tax assets	33.7	—	—	35.6[(7)]	—	69.3
Non-current trade and other receivables	67.2	293.0	—	(108.2)[(8)]	217.1[(9)]	469.1
Total non-current assets	4,284.3	2,020.1	536.3	(1.5)	6,821.4	13,660.6
Current assets						
Cash and cash equivalents	122.8	240.9	16.3	18.1[(10)]	—	398.1
Other current assets	328.7	506.1	45.0	10.1[(11)]	—	889.9
Total current assets	451.5	747.0	61.3	28.2	—	1,288.0
Total assets	4,753.8	2,767.1	597.6	26.7	6,821.4	14,948.6
Equity and Liabilities						
Equity						
Subscribed capital	164.6	1,609.5	1.3	—	(85.8)[(12)]	1,689.6
Other reserves	364.6	(977.7)	4.4	(76.7)[(13)]	5,770.7[(14)]	5,085.3
Profit for the year attributable to equity holders	189.7	(109.1)	27.6	6.8[(15)]	140.7[(15)]	255.7
Minority interests	75.8	49.8	0.3	—	—	125.9
Total equity	794.7	572.5	33.6	(69.9)	5,825.6	7,156.5
Capital instruments with debt-like characteristics	—	—	—	595.0[(16)]	—	595.0
Total capital instruments with debt-like characteristics	—	—	—	595.0	—	595.0
Non-current liabilities						
Interest-bearing loans and borrowings	484.6	104.1	0.4	105.3[(17)]	—	694.4
Interest-bearing Iberdrola, S.A. Group borrowings	378.9	—	23.6	—	—	402.5
Other non-current liabilities	241.6	802.6	80.2	(625.9)[(18)]	1,674.4[(19)]	2,172.9
Total non-current liabilities	1,105.1	906.7	104.2	(520.6)	1,674.4	3,269.8
Current liabilities						
Interest-bearing loans and borrowings	109.0	86.4	21.8	88.1[(20)]	—	305.3
Interest-bearing Iberdrola, S.A. Group borrowings	2,186.7	462.2	409.0	—	(678.6)[(21)]	2,379.3
Other current liabilities	540.3	739.3	29.0	(65.9)[(22)]	—	1,242.7
Total current liabilities	2,836.0	1,287.9	459.8	22.2	(678.6)	3,927.3
Total equity and liabilities	4,735.8	2,767.1	597.6	26.7	6,821.4	14,948.6

(1) Reflects (i) a positive adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€258.4 million); (ii) a negative adjustment to reclassify software costs to intangible assets (€13.9 million); and (iii) other minor negative adjustments (€35.6 million).

(2) Reflects a positive adjustment related to the increase in fair value of the assets based on purchase price allocation values determined by Iberdrola, S.A. (€1,452.1 million).

(3) Reflects a positive adjustment to reclassify software costs to intangible assets (€13.9 million).

(4) Reflects (i) a positive adjustment to goodwill allocated to the renewable assets of SPHI (€1,760.4 million); and (ii) a positive adjustment related to the increase in fair value of the assets based on purchase price allocation values determined by Iberdrola, S.A. (€3,391.8 million).

(5) Reflects a negative adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€223.2 million).

(6) Reflects (i) a positive adjustment from the application of IAS 39 to the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€50.8 million); and (ii) other minor positive adjustments (€20.7 million).

(7) Reflects a positive adjustment from the tax effects of the other adjustments (€35.6 million).

(8) Reflects a negative adjustment from the application of IAS 39 to the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€108.2 million).

(9) Reflects (i) a positive adjustment for a guarantee by Iberdrola, S.A. related to potential tax liabilities (€217.1 million) (see "SPHI Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting SPHI Results of Operation—Certain non-recurring items").

(10) Reflects a positive adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€18.1 million).

(11) Reflects a negative adjustment from the application of IAS 39 to the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€20.4 million); (ii) a positive adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€5.1 million); and (iii) other minor positive adjustments (€25.4 million).

(12) Reflects (i) a positive adjustment from the nominal capital of the Acquisition Capital Increase (€1,335.4 million); (ii) a negative adjustment related to the elimination of subsidiaries' subscribed capital (€1,610.8 million); and (iii) a positive adjustment from the nominal amount of the Loan Capital Increase (€189.6 million).

(13) Reflects (i) a negative adjustment from the application of IAS 39 to the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€74.4 million); and (ii) other minor negative adjustments (€2.3 million).

(14) Reflects (i) a positive adjustment from the capital surplus of the Acquisition Capital Increase (€3,444.0 million); (ii) a positive adjustment related to elimination of subsidiaries' reserves (€1,050.0 million); (iii) a positive adjustment for the surplus in the amount of the ScottishPower Contribution compared to the amount specified in the public deed (€441.7 million); (iv) a positive adjustment for the elimination of historical conversion differences (€324.4 million); (v) a positive adjustment from the capital surplus of the Loan Capital Increase (€489.0 million); and (vi) other minor positive adjustments (€21.6 million).

(15) See the pro forma income statement for the year ended December 31, 2006.

(16) Reflects a positive adjustment related to the Institutional Investment Structures (see "—Capital instruments with debt-like characteristics.")

(17) Reflects (i) a positive adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€40.2 million); and (ii) a positive adjustment from the application of IAS 39 to the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€65.1 million).

(18) Reflects (i) a negative adjustment related to the Institutional Investment Structures (see "—Capital instruments with debt-like characteristics") (€576.8 million); (ii) a negative adjustment from the application of IAS 39 to the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€67.9 million); and (iii) other minor positive adjustments (€18.8 million).

(19) Reflects a positive adjustment due to a deferred tax liability related to the purchase price adjustments (€1,674.4 million).

(20) Reflects (i) a positive adjustment from the application of IAS 39 to the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€85.1 million); and (ii) other minor positive adjustments (€3.0 million).

(21) Reflects a negative adjustment related to the Loan Contribution (€678.6 million).

(22) Reflects (i) a positive adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€14.9 million); (ii) a negative adjustment from the application of IAS 39 to the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€87.1 million); and (iii) other minor positive adjustments (€6.3 million).

For the year ended December 31, 2006

Segmentation by business note to the unaudited pro forma income statement:

Business segments	Wind: Spain	Wind: USA	Wind: UK	Wind: ROW	Total Wind	Mini-hydro	Renewable Businesses	Gas[1]	Thermal	Energy mgmt	Others	Pro forma total
	(€ in millions, except percentages)											
Operating revenue	601.2	239.2	92.0	53.2	985.6	41.2	1,026.8	53.4	365.0	87.8	4.0	1,537.0
Procurements	—	(104.3)	—	—	(104.3)	—	(104.3)	(1.9)	(302.4)	(9.1)	—	(417.7)
Gross margin	601.2	134.9	92.0	53.2	881.3	41.2	922.5	51.4	62.6	78.8	4.0	1,119.3
Operating costs	(83.7)	(37.4)	(16.7)	(9.6)	(147.5)	(7.9)	(155.4)	(18.3)	(12.6)	(42.4)	(47.8)	(276.5)
EBITDA	517.5	97.5	75.3	43.6	733.8	33.3	767.1	33.2	50.0	36.4	(43.9)	842.8
EBITDA margin[2]	86.1%	72.3%	81.8%	82.0%	83.3%	80.8%	83.2%	64.6%	79.9%	46.2%	—	75.3%
Depreciation and amortization charge and provisions	(151.3)	(84.8)	(45.8)	(20.2)	(302.1)	(10.8)	(312.9)	(30.7)	(14.6)	(1.0)	1.9	(357.3)
Profit from operations (EBIT)	366.1	12.6	29.5	23.4	431.7	22.4	454.2	2.5	35.5	35.4	(42.0)	485.5
EBIT margin[3]	60.9%	9.3%	32.1%	44.0%	49.0%	54.4%	49.2%	4.9%	56.7%	44.9%	—	43.4%

(1) Enstor business segment.

(2) EBITDA margin is EBITDA divided by gross margin.

(3) EBIT margin is EBIT divided by gross margin.

For the year ended December 31, 2006

Segmentation by geography note to the unaudited pro forma income statement:

Geographic segments	Spain	USA	UK	ROW	Total
			(€ in millions)		
Operating revenue	642.4	749.4	92.0	53.2	1,537.0
Procurements	—	(417.7)	—	—	(417.7)
Gross margin	642.4	331.7	92.0	53.2	1,119.3
Operating costs	(100.4)	(126.2)	(16.7)	(33.2)	(276.5)
EBITDA	542.0	205.5	75.3	19.9	842.8
Depreciation and amortization charge and provisions	(162.2)	(129.3)	(45.8)	(20.1)	(357.3)
Profit from operations (EBIT)	379.9	76.2	29.5	(0.1)	485.5

For the nine months ended September 30, 2007

Unaudited pro forma income statement:

	Iberdrola Renovables	SPHI	SP UK Assets	Harmonization Accounting	Pro Forma Adjustments	Pro Forma Total
				(€ in millions)		
Operating revenue	494.4	427.6	66.8	133.2[1]	—	1,122.0
Procurements	—	(269.2)	—	(52.1)[2]	—	(321.3)
Gross Margin	494.4	158.4	66.8	81.1	—	800.7
Operating costs	(136.5)	(81.0)	(12.6)	(6.3)[3]	—	(236.4)
Depreciation and amortization charge and provisions	(157.3)	(41.6)	(17.3)	(7.8)[4]	(73.6)[5]	(297.6)
Profit from operations (EBIT)	200.6	35.8	36.9	67.0	(73.6)	266.7
Net finance revenue (costs)	(108.6)	(0.4)	(12.4)	(33.0)[6]	—	(154.4)
Share of profit (loss) of companies accounted for using the equity method	(0.6)	6.1	—	(6.1)[7]	—	(0.6)
Gains (losses) on disposal of non-current assets	—	(12.4)	—	—	—	(12.4)
Consolidated profit before taxes	91.4	29.1	24.5	27.9	(73.6)	99.3
Income tax expense	(35.9)	(158.2)	(7.2)	(20.6)[8]	213.0[9]	(8.9)
Profit (loss) for the year	55.5	(129.1)	17.3	7.3	139.4	90.4
Result from discontinued operations	—	—	—	—	—	—
Minority interests	*(6.8)*	1.3	*(0.3)*	*(1.2)*[10]	—	*(7.0)*
Profit (loss) for the year attributable to equity holders of the parent	48.7	(127.8)	17.0	6.1	139.4	83.4

(1) Reflects (i) a positive adjustment from the application of IAS 39 to the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€100.6 million); (ii) a positive adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€21.3 million); and (iii) other minor positive adjustments related to the Institutional Investment Structures (see "—Capital instruments with debt-like characteristics.") (€11.3 million).

(2) Reflects a negative adjustment from the application of IAS 39 to the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€52.1 million).

(3) Reflects (i) a negative adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€6.5 million); and (ii) other minor positive adjustments (€0.2 million).

(4) Reflects a negative adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€7.8 million).

(5) Reflects an adjustment for the depreciation of the increased asset values resulting from the purchase price allocation (€73.6 million).

(6) Reflects a negative adjustment related to the Institutional Investment Structures (see "—Capital instruments with debt-like characteristics.") (€30.6 million); and (ii) other minor negative adjustments (€2.4 million).

(7) Reflects a negative adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€6.1 million).

(8) Reflects a negative adjustment from the tax effect of each of the adjustments described above in the column "Harmonization Accounting" (€20.6 million).

(9) Reflects (i) a positive adjustment for a guarantee by Iberdrola, S.A. related to potential tax liabilities (€186.4 million) (see "SPHI Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting SPHI Results of Operation—Certain non-recurring items"); and (ii) a positive adjustment from the tax effect of each of the adjustments described above in the column "Pro Forma Adjustments" (€26.6 million).

(10) Reflects a negative adjustment related to the Institutional Investment Structures (see "—Capital instruments with debt-like characteristics.") (€1.2 million).

As of September 30, 2007

Unaudited pro forma balance sheet:

	Iberdrola Renovables	SPHI	SP UK Assets	Harmonization Accounting	Pro Forma Adjustments	Pro Forma Total
				(€ in millions)		
Assets						
Non-current assets						
Property, plant and equipment	4,820.7	1,691.0	619.2	183.4[(1)]	1,343.3[(2)]	8,657.6
Goodwill and intangible assets	42.4	23.6	—	27.8[(3)]	4,854.0[(4)]	4,947.8
Investments accounted for using the equity method	0.1	203.1	—	(203.1)[(5)]	—	0.1
Non-current financial investments	17.8	21.2	—	78.1[(6)]	—	117.1
Deferred tax assets	36.3	—	—	68.1[(7)]	—	104.4
Non-current trade and other receivables	52.9	311.2	—	(107.5)[(8)]	201.9[(9)]	458.5
Total non-current assets	4,970.2	2,250.1	619.2	46.8	6,399.2	14,285.5
Current assets						
Cash and cash equivalents	121.7	227.4	11.5	16.7[(10)]	—	377.3
Other current assets	342.8	559.4	36.5	(18.1)[(11)]	—	920.6
Total current assets	464.5	786.8	48.0	(1.4)	—	1,297.9
Total assets	5,434.7	3,036.9	667.2	45.4	6,399.2	15,583.4
Equity and Liabilities						
Equity						
Subscribed capital	164.6	1,497.6	1.3	—	26.1[(12)]	1,689.6
Other reserves	435.1	(864.6)	21.0	(67.0)[(13)]	5,327.8[(14)]	4,852.3
Profit for the year attributable to equity holders	48.7	(127.8)	17.0	6.1[(15)]	139.4[(15)]	83.4
Minority interests	76.9	49.8	0.1	(21.1)[(16)]	—	105.7
Total equity	725.3	555.0	39.4	(82.0)	5,493.3	6,731.0
Capital instruments with debt-like characteristics	—	—	—	550.6[(17)]	—	550.6
Total capital instruments with debt-like characteristics	—	—	—	550.6	—	550.6
Non-current liabilities						
Interest-bearing loans and borrowings	565.3	95.4	0.3	111.0[(18)]	—	772.0
Interest-bearing Iberdrola, S.A. Group debt borrowings	377.1	—	22.8	—	—	399.9
Other non-current liabilities	220.6	821.4	79.4	(548.7)[(19)]	1,584.5[(20)]	2,157.2
Total non-current liabilities	1,163.0	916.8	102.5	(437.7)	1,584.5	3,329.1
Current liabilities						
Interest bearing loans and borrowings	142.1	22.4	36.2	111.6[(21)]	—	312.3
Interest-bearing Iberdrola, S.A. Group debt borrowings	2,803.4	827.5	400.8	—	(678.6)[(22)]	3,353.1
Other current liabilities	600.9	715.2	88.3	(97.1)[(23)]	—	1,307.3
Total current liabilities	3,546.4	1,565.1	525.3	14.5	(678.6)	4,972.7
Total equity and liabilities	5,434.7	3,036.9	667.2	45.4	6,399.2	15,583.4

(1) Reflects (i) a positive adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€221.3 million); (ii) a negative adjustment to reclassify software costs to intangible assets (€13.8 million); and (iii) other minor negative adjustments (€24.1 million).

(2) Reflects a positive adjustment related to the increase in fair value of the assets based on purchase price allocation values determined by Iberdrola, S.A. (€1,343.3 million).

(3) Reflects (i) a positive adjustment to reclassify software costs to intangible assets (€13.8 million); and (ii) other minor positive adjustments (€14.0 million).

(4) Reflects (i) a positive adjustment to goodwill allocated to the renewable assets of SPHI (€1,653.9 million); and (ii) a positive adjustment related to the increase in fair value of the assets based on purchase price allocation values determined by Iberdrola, S.A. (€3,200.1 million).

(5) Reflects a negative adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€203.1 million).

(6) Reflects (i) a positive adjustment from the application of IAS 39 to the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€60.0 million); and (ii) other minor positive adjustments (€18.1 million).

(7) Reflects a positive adjustment from the tax effects of the other adjustments (€68.1 million).

(8) Reflects a negative adjustment from the application of IAS 39 to the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€107.5 million).

(9) Reflects a positive adjustment from a guarantee provided by Iberdrola, S.A. related to potential tax liabilities (€201.9 million).

(10) Reflects a positive adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€16.7 million).

(11) Reflects (i) a negative adjustment from the application of IAS 39 to the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€21.2 million); (ii) a positive adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€4.1 million); and (iii) other minor negative adjustments (€1.0 million)

(12) Reflects (i) a positive adjustment from the nominal capital of the Acquisition Capital Increase (€1,335.4 million); (ii) a negative adjustment related to the elimination of subsidiaries' subscribed capital elimination (€1,498.9 million); and (iii) a positive adjustment from the nominal amount of the Loan Capital Increase (€189.6 million).

(13) Reflects (i) a negative adjustment from the application of IAS 39 to the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€61.7 million); and (ii) other minor negative impacts (€5.3 million).

(14) Reflects (i) a positive adjustment from the capital surplus of the Acquisition Capital Increase (€3,444.0 million); (ii) a positive adjustment related to elimination of subsidiaries' reserves (€910.6 million); (iii) a positive adjustment for the surplus in the amount of the ScottishPower Contribution compared to the amount specified in the public deed (€468.7 million); (iv) a positive adjustment from the capital surplus of the Loan Capital Increase (€489.0 million); and (v) other minor positive adjustments (€15.5 million).

(15) See the pro forma income statement for the nine months ended September 30, 2007.

(16) Reflects a negative adjustment related to the Institutional Investment Structures (see "Capital instruments with debt-like characteristics.") (€21.1 million).

(17) Reflects a positive adjustment related to the Institutional Investment Structures (see "Capital instruments with debt-like characteristics.") (€550.6 million).

(18) Reflects (i) a positive adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€34.5 million); and (ii) a positive adjustment from the application of IAS 39 to the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€76.5 million).

(19) Reflects (i) a positive adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€1.6 million); (ii) a negative adjustment from the application of IAS 39 to the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€57.1 million); and (iii) a negative adjustment related to the Institutional Investment Structures (see "Capital instruments with debt-like characteristics.") (€493.2 million).

(20) Reflects a positive adjustment due to a deferred tax liability related to the purchase price adjustments (€1,584.5 million).

(21) Reflects (i) a positive adjustment from the application of IAS 39 to the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€103.3 million); and (ii) other minor positive adjustments (€8.3 million).

(22) Reflects a negative adjustment related to the Loan Contribution (€678.6 million).

(23) Reflects (i) a positive adjustment to convert the accounting for joint ventures of SPHI to the proportional consolidation method from the equity method (€13.6 million); (ii) a negative adjustment from the application of IAS 39 to the valuation of derivative instruments of SPHI which had been valued under U.S. GAAP (€107.2 million); and (iii) other minor negative adjustments (€3.5 million).

For the nine months ended September 30, 2007

Segmentation by business note to the unaudited pro forma income statement:

Business segments	Wind: Spain	Wind: USA	Wind: UK	Wind: ROW	Total Wind	Mini-hydro	Renewable Businesses	Gas[1]	Thermal	Energy mgmt	Others	Total
						(€ in millions)						
Operating revenue	410.3	187.5	66.8	56.4	721.0	25.0	746.0	28.8	298.6	48.4	0.1	1,122.0
Procurements	—	(69.8)	—	—	(69.8)	—	(69.8)	—	(246.7)	(4.9)	—	(321.3)
Gross margin	410.3	117.7	66.8	56.4	651.2	25.0	676.3	28.8	52.0	43.6	0.1	800.7
Operating costs	(67.3)	(36.7)	(15.7)	(9.4)	(129.1)	(7.3)	(136.5)	(15.1)	(11.2)	(33.3)	(40.4)	(236.4)
EBITDA	343.0	81.0	51.2	47.0	522.1	17.7	539.8	13.7	40.8	10.3	(40.3)	564.3
EBITDA margin[2]	83.6%	68.8%	76.6%	83.3%	80.2%	70.8%	79.8%	47.6%	78.5%	23.6%	—	70.5%
Depreciation and amortization charge and provisions	(124.8)	(73.3)	(36.9)	(19.9)	(255.0)	(8.3)	(263.3)	(23.6)	(10.2)	(1.2)	0.7	(297.6)
Profit from operations (EBIT)	218.2	7.7	14.2	27.0	267.1	9.4	276.5	(9.9)	30.6	9.1	(39.6)	266.7
EBIT margin[3]	53.2%	6.5%	21.3%	47.9%	41.0%	37.6%	40.9%	(34.3)%	58.8%	20.9%	—	33.3%

(1) Enstor business segment.

(2) EBITDA margin is EBITDA divided by gross margin.

(3) EBIT margin is EBIT divided by gross margin.

For the nine months ended September 30, 2007

Segmentation by geography note to the unaudited pro forma income statement:

Geographic segments	Spain	USA	UK	ROW	Total
			(€ in millions)		
Operating revenue	435.4	563.3	66.8	56.5	1,122.0
Procurements	—	(321.3)	—	—	(321.3)
Gross margin	435.4	242.0	66.8	56.5	800.7
Operating costs	(99.6)	(94.8)	(15.7)	(26.3)	(236.4)
EBITDA	335.8	147.2	51.1	30.2	564.3
Depreciation and amortization charge and provisions	(135.0)	(105.7)	(36.9)	(20.1)	(297.6)
Profit from operations (EBIT)	200.8	41.5	14.3	10.1	266.7

SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND OTHER DATA

The following selected historical consolidated financial data has been extracted from (a) the audited consolidated financial statements of Iberdrola Renovables as of and for the year ended December 31, 2005 and as of and for the year ended December 31, 2006, prepared in accordance with IFRS and (b) the unaudited consolidated condensed financial statements of Iberdrola Renovables as of and for the nine months ended September 30, 2007, prepared in accordance with IFRS. We adopted IFRS as our primary accounting principles from January 1, 2005, and our first consolidated financial statements under IFRS are those as of and for the year ended December 31, 2005. The selected historical consolidated financial data also includes, for comparative purposes only, unaudited consolidated financial information as of and for the year ended December 31, 2004 using IFRS as included in the audited financial statements as of and for the year ended December 31, 2005 and unaudited consolidated financial information as of and for the nine months ended September 30, 2006 as included in the unaudited financial statements as of and for the nine months ended September 30, 2007. For more information regarding our transition to IFRS, see "Note 3. Transition to International Financial Reporting Standards, IFRS" in the notes to the financial statements as of and for the year ended December 31, 2005 included in this offering memorandum. We have presented below selected cash flow information for the years ended December 31, 2005 and 2006, and for the nine months ended September 30, 2006 and 2007. The 2004 cash flow information presented elsewhere in this offering memorandum is unaudited and was prepared by applying IFRS in effect at December 31, 2005 and is presented in the audited consolidated financial statements as of and for the year ended December 31, 2005 for comparative purposes only. Moreover, the cash flow statements presented in the consolidated financial statements as of and for the year ended December 31, 2006 have been prepared following the new presentation format used by our parent company, Iberdrola, S.A., which is different from the former cash flow presentation format included in the consolidated financial statements as of and for the year ended December 31, 2005. As a consequence, the line items for the 2004 and 2005 cash flow statements presented in the audited financial statements as of and for the year ended December 31, 2005 included elsewhere in this offering memorandum have not been reclassified to reflect the changes to the audited cash flow statements as of December 31, 2006. The audited consolidated financial statements as of and for the year ended December 31, 2006, which are presented below, include the reclassified December 31, 2005 cash flow information for comparative purposes only. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a reconciliation of the line items between the current presentation format for the cash flow statements for the year ended December 31, 2006 and the former presentation format for cash flow statements for the year ended December 31, 2005, and for the year ended December 31, 2004 included for comparative purposes only in the audited consolidated financial statements as of and for the year ended December 31, 2005.

The selected historical consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our historical financial statements and the relevant notes thereto included elsewhere in this offering memorandum. The following are selected consolidated historical financial data of Iberdrola Renovables and its subsidiaries prior to the acquisition of the ScottishPower Assets.

Income statement data:

	For the year ended December 31,			For the nine months ended September 30,	
	2004[1] (unaudited)	2005 (audited)	2006 (audited)	2006 (unaudited)	2007 (unaudited)
	(€ in millions, except percentages and earnings per share)				
Revenue	329.5	557.3	695.6	514.4	494.4
Gross margin[2]	329.5	557.3	695.6	514.4	494.4
Net operating expense	(68.1)	(85.3)	(130.1)	(98.5)	(129.9)
EBITDA[3]	256.0	457.6	556.7	410.4	357.9
EBITDA margin[4]	77.7%	82.1%	80.0%	79.8%	72.4%
Depreciation and amortization, charge and allowances	(108.5)	(149.9)	(182.4)	(137.6)	(157.3)
Profit from operations (EBIT)	147.5	307.7	374.3	272.8	200.6
EBIT margin[5]	44.8%	55.2%	53.8%	53.0%	40.6%
Finance income	8.2	4.4	31.8	25.4	9.0
Finance costs	(88.8)	(68.8)	(100.4)	(69.7)	(117.6)
Profit before tax	61.8	243.4	306.6	228.5	91.4
Income tax	(23.5)	(90.2)	(106.2)	(74.4)	(35.9)
Net profit for the year	38.3	153.2	200.4	154.1	55.5
Minority interests	(3.9)	(8.9)	(10.7)	(10.1)	(6.8)
Net profit for the year attributable to equity holders of the parent	34.5	144.3	189.7	144.0	48.7
Earnings per share (€)[6]	2.09	8.77	11.52	8.75	2.96

(1) The consolidated income statement data as of December 31, 2004 is presented for comparative purposes only and is not audited. We prepared the 2004 consolidated income statement by applying IFRS in effect at December 31, 2005.

(2) Gross margin is revenues less energy costs or procurements. As there are no energy costs or procurements for renewable energy generation in Spain, gross margin is the same as revenues.

(3) EBITDA represents earnings before interest, income taxes, depreciation and amortization. EBITDA is included because it is frequently used by certain investors, securities analysts and other interested parties in evaluating similar companies. However, because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. EBITDA is not an item recognized under IFRS and should not be considered as an alternative to profit from operations, operating income or any other indicator of a company's operating performance required by IFRS. EBITDA should not in any way be compared to the operating income, net income or cash flow resulting from our activities nor should it be used as an indicator of our past or future profitability or liquidity.

(4) EBITDA margin is EBITDA divided by gross margin.

(5) EBIT margin is EBIT divided by gross margin.

(6) Represents net profit divided by average number of shares. Average number of shares used for earnings per share for each of the periods in the table above was 16,460,044 shares.

Balance sheet data:

	As of December 31,			As of September 30,
	2004(1) *(unaudited)*	2005 *(audited)*	2006 *(audited)*	2007 *(unaudited)*
	(€ in millions)			
ASSETS				
Non-current assets				
Intangible assets	13.5	42.4	44.4	42.4
Goodwill	2.9	30.8	31.0	31.0
Other intangible assets	10.6	11.6	13.4	11.4
Property, plant and equipment	2,816.0	3,460.1	4,135.3	4,820.7
Property, plant and equipment in use	2,401.4	3,139.6	3,574.6	3,898.7
Property, plant and equipment in process	414.5	320.5	560.7	922.0
Financial assets	57.9	30.3	71.0	70.8
Investments accounted for using the equity method	34.0	0.1	0.1	0.1
Non-current equity investments	4.2	0.3	1.1	12.3
Other non-current financial investments	19.7	29.9	67.3	53.0
Derivative financial instruments	0	0	2.5	5.4
Public Administrations	17.8	10.7	0	0
Deferred tax assets	51.9	55.4	33.7	36.2
	2,957.0	3,598.9	4,284.4	4,970.1
Current assets				
Current trade and other receivables	205.7	293.2	145.0	132.7
Current financial assets	12.1	33.4	38.7	48.3
Current equity investments	7.6	0.4	2.3	1.1
Other financial investments	4.5	33.0	35.1	41.5
Derivative financial instruments	0	0	1.3	5.7
Tax receivables	125.0	101.4	145.0	161.9
Cash and cash equivalents	27.5	61.4	122.8	121.7
	370.5	489.4	451.5	464.6
Total assets	3,327.5	4,088.3	4,735.9	5,434.7
EQUITY AND LIABILITIES				
Of Shareholders of the parent	425.2	557.9	718.9	648.3
Share Capital	164.6	164.6	164.6	164.6
Share Premium	60.3	102.0	102.0	102.0
Unrealized assets and liabilities revaluation reserve	(9.1)	(8.6)	0.8	3.1
Other reserves	172.7	153.4	261.8	326.2
Translation differences	2.2	2.2	0	3.7
Net profit for the year	34.5	144.3	189.7	48.7
Minority interests	15.9	66.5	75.8	77.0
	441.2	624.3	794.7	725.3
Non-current liabilities				
Deferred income	14.8	90.9	117.5	121.1
Provisions	1.6	27.4	15.3	17.9
Bank borrowings and other financial liabilities	349.1	366.0	484.6	565.3
Bank borrowings loans	270.5	293.1	482.2	564.6
Derivative financial instruments	78.7	72.9	2.4	0.8
Other non-current liabilities	507.8	495.2	461.0	432.0
Deferred tax liabilities	9.7	25.4	26.8	26.7
Total non-current liabilities	882.9	1,004.9	1,105.1	1,163.0
Current liabilities				
Provisions	0.1	8.8	2.3	1.7
Bank borrowings and other financial liabilities	24.3	79.1	109.1	142.1
Bank borrowings loans	24.3	78.4	109.0	142.0
Derivative financial instruments	—	0.7	0.1	0.1
Trade and other payables	1,979.0	2,371.2	2,724.7	3,402.6
Trade payables	29.0	123.2	173.4	157.9
Current tax liabilities and other tax payables	34.8	76.9	64.0	52.7
Other current liabilities(2)	1,915.2	2,171.1	2,487.3	3,192.0
Total current liabilities	2,003.5	2,459.1	2,836.1	3,546.4
Total liabilities	2,886.3	3,464.0	3,941.2	4,709.4
Total equity and liabilities	3,327.5	4,088.3	4,735.9	5,434.7

(1) The consolidated balance sheet data as of December 31, 2004 is presented for comparative purposes only and is not audited. We prepared the 2004 consolidated income statement by applying IFRS in effect at December 31, 2005.

(2) Other current liabilities include transactions with other Iberdrola, S.A. Group companies.

Cash flow data:

	For the year ended December 31,		For the nine months ended September 30,	
	2005	2006	2006	2007
	(*€ in millions*)			
Cash flows from operating activities (I)	751.8	703.5	348.6	706.9
Cash flows from investing activities (II)	(740.2)	(688.8)	(407.3)	(616.2)
Cash flows from financial activities (III)	22.2	46.8	91.9	(91.8)
Net increase in cash and cash equivalents (I+II=III)	33.8	61.5	33.2	(1.1)
Cash and cash equivalents at January 1	27.6	61.3	61.3	122.8
Cash and cash equivalents at end of the period	61.4	122.8	94.5	121.7

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We encourage you to read the following discussion in conjunction with the section entitled "Selected Consolidated Financial Data" as well as with our consolidated financial statements and the related notes thereto included elsewhere in this offering memorandum. We prepare our financial statements in accordance with IFRS, which differ in significant respects from U.S. GAAP and U.K. GAAP. The discussion below is the discussion and analysis of the historical results of operations and financial condition of Iberdrola Renovables and its subsidiaries prior to the Acquisition and consolidation of the ScottishPower Assets, except as otherwise indicated. All installed capacity figures, production figures and results of operations and financial condition information in this section are presented as actual figures of Iberdrola Renovables on a historical stand-alone basis, except as otherwise indicated as pro forma.

The following discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those expressed or implied by the forward-looking statements. For a discussion of some of those risks and uncertainties please refer to the sections entitled "Forward-looking Statements" and "Risk Factors."

Overview

We are a leading renewable energy company engaged primarily in the design, development, construction management and operation of generation plants that produce electricity using renewable sources and the sale of electricity produced by such plants. Our business currently includes primarily onshore wind energy and mini-hydro energy and, to a lesser extent, solar photovoltaic energy. We are also developing offshore wind energy and other renewable technologies, including solar thermal energy, biomass and wave energy. As of and during the nine months ended September 30, 2007 on an actual basis, we had 4,977 MW of installed renewable capacity, of which 93.1% was installed wind capacity.

As further discussed below, our historical results of operations have been driven principally by: (i) the expansion of our business through an increase of installed capacity and production and (ii) electricity prices which are in whole or in part determined by regulatory authorities and exposed, in whole or in part, to market pricing. See "Regulatory" and "Risk Factors—Our profitability in each of the regional markets in which we operate is dependent on policies and regulatory frameworks that support renewable energy development."

Our business will change significantly as a result of the acquisition of the ScottishPower Assets as illustrated in the pro forma financial information included elsewhere in the offering memorandum and as a result of the impact of other factors, such as exchange rates and changes in accounting policies of the ScottishPower Assets, which will affect our results of operations and financial condition going forward. See "Acquisition and Unaudited Pro Forma Financial Information." For a description of the factors that will affect our future results of operations following the acquisition of the ScottishPower Assets, See "—Factors Affecting Our Future Results of Operations."

Factors Affecting Our Historical Results of Operations

Expansion of our businesses

We have significantly increased our installed renewable capacity and electricity production in recent years through the development of renewable energy projects and the acquisition of projects under various phases of development. We continue to develop our wind farms and other renewable energy facilities and, to a lesser extent, acquire projects under various phases of development. All installed renewable capacity and electricity production figures in the tables included in this section are historical consolidated figures of Iberdrola Renovables, which exclude the installed capacity and electricity production of the ScottishPower Assets. See "Presentation of Financial and Other Information."

During the period under review, our gross assets increased in connection with the expansion of our business and the development of our wind farms. As of December 31, 2004, 2005 and 2006 and as of September 30, 2007, we had a gross asset value of property, plant and equipment in use, excluding the value of projects under development, of €2,840.1 million, €3,774.7 million, €4,389.7 million and €4,856.9 million, respectively. Gross assets do not directly correspond with the number of MW installed at the end of each period.

Installed capacity

The table below presents our actual installed capacity in MW of our renewable energy facilities as of December 31, 2004, 2005, 2006 and as of September 30, 2006 and 2007:

Installed capacity	As of December 31,			As of September 30,	
	2004	2005	2006	2006	2007
			(in MW)		
Wind Spain	2,891	3,258	3,662	3,395	4,035
Wind International					
United States of America	—	—	26	—	54
United Kingdom	—	—	—	—	—
Rest of the World	—	236	414	348	547
Total Wind	2,891	3,494	4,102	3,743	4,636
Mini-hydro	315	316	333	333	342
Other technologies	—	—	0.3(1)	0.3(1)	0.3(1)
Total Installed Capacity	3,206	3,810	4,434	4,076	4,977

(1) Includes 0.3 MW of solar photovoltaic energy in Spain and Greece.

Of our installed renewable capacity, 90.2%, 91.7% and 92.5% was capacity from our installed wind farms at December 31, 2004, 2005 and 2006, respectively. At September 30, 2007, 93.1% of our installed renewable capacity was from our wind farms as compared to 91.8% from wind farms at September 30, 2006.

Of our total installed wind capacity at December 31, 2004, 2005 and 2006 and at September 30, 2007, 100%, 93.2%, 89.3% and 87.0%, respectively, of our installed wind capacity was located in Spain compared to 0%, 6.8%, 10.7% and 13.0%, respectively, located in international locations. International installed wind capacity increased in 2005 and 2006 in part due to the full consolidation of the Greek company, C. Rokas, S.A. into our financial statements beginning in the fourth quarter of 2005.

As of September 30, 2007, on an actual basis, we have increased our installed renewable capacity by 55.2% since December 31, 2004 and have increased our installed wind capacity by 60.4% since December 31, 2004.

Electricity production

The table below presents our historical production in GWh of our renewable energy facilities during years ended in December 31, 2004, 2005, 2006 and during nine months ended in September 30, 2006 and 2007:

Electricity production	During the year ended December 31,			During the nine months ended September 30,	
	2004	2005	2006	2006	2007
			(in GWh)		
Wind Spain	4,846	6,240	6,624	4,687	5,357
Wind International					
United States of America	—	—	—	—	46
United Kingdom	—	—	—	—	—
Rest of the World	—	232	705	494	733
Total Wind	4,846	6,471	7,329	5,181	6,136
Mini-hydro	566	586	538	427	450
Other technologies	—	—	0.1(1)	0.1(1)	0.1(1)
Total electricity production	5,413	7,058	7,867	5,608	6,586

(1) Includes 0.1 GWh of solar photovoltaic energy in Spain and Greece.

Of our total electricity production, 89.5%, 91.7% and 93.2% was generated from our wind operations in the years ending in December 31, 2004, 2005 and 2006. During the nine months ending in September 30, 2007, we generated 93.2% from our wind operations compared to 92.4% from wind operations during the same period ended in September 30, 2006.

Of our total electricity production from wind energy, 100%, 96.4% and 90.4% was generated from our wind operations in Spain during the years ended in December 31, 2004, 2005 and 2006, respectively, compared to 0%, 3.6% and 9.6%, respectively, from our international wind operations. During the nine months ended September 30, 2006, we generated 90.5% of our total electricity production from wind energy in Spain and 9.5% internationally, compared to 87.3% in Spain and 12.7% internationally during the nine months ended September 30, 2007.

We have increased our total yearly renewable energy production from December 31, 2004 to December 31, 2006 by 45.3% and have increased our total yearly wind energy production from December 31, 2004 to December 31, 2006 by 51.2%.

Regulatory framework and pricing terms

Our renewable energy projects depend heavily on national and international policies in support of the development of renewable energy, such as various types of governmental incentives that support the sale of energy generated from renewable sources. See "Risk Factors—Our profitability in each of the regional markets in which we operate is dependent on policies and regulatory frameworks that support renewable energy development." For a further description of the regulatory frameworks and pricing regimes and subsidies in various jurisdictions in which we operate, see "Regulatory." The tables below do not present all the benefits and/ or subsidies that we receive in all countries in which we operate. In particular, the prices do not present the accrual of investment subsidies in Greece and other minor financing benefits for other renewable technologies.

The table below presents the evolution of our average prices in euro per MWh for each of our business segments and geographical segments for wind energy during the periods under review.

Average electricity prices	For the year ended December 31,			For the nine months ended September 30,	
	2004	2005	2006	2006	2007
			(€ per MWh)		
Wind Spain	63.0	80.3	90.8	95.4	76.6
Wind International	—	74.0	75.5	68.2	75.7
United States of America	—	—	—	—	55.8(1)
United Kingdom	—	—	—	—	—
Rest of the World	—	74.0	75.5	68.2	76.9
Total Wind (average price)	63.0	80.0	89.3	92.8	76.4
Mini-hydro(2)	42.6	66.6	76.5	78.3	55.6
Other technologies	—	—	440.4	440.4	476.1
Total average electricity prices	60.9	79.0	88.4	91.7	75.1

(1) Does not include the effect of PTCs.

(2) Mini-hydro average prices are the blended average prices of the ordinary regime and the special regime.

In Spain, variations in the average price of electricity are mainly explained through changes in electricity market prices, the regulatory framework or the selling option chosen.

Electricity market prices have shown the following evolution:

- 2004: As in other markets, average market price increased progressively from a €25 per MWh level to €40 per MWh, in line with the increase in oil prices. This tendency was reinforced in Spain due to lower hydroelectric production during the year.
- 2005: Electricity prices kept rising up to a level around €70 per MWh as a consequence of rising oil prices and especially, rising prices of CO_2 emission rights (introduced for the first time by the European Union).
- 2006: Average market prices fell from €50 per MWh in March to €40 per MWh at the end of the year. This decrease mainly occurred as prices of CO_2 emission rights decreased down to €10/t by the end of the year. Additionally in Spain, lower market prices were also enhanced by better hydroelectric production.
- Jan-Sept 2007: Market prices have continued to decrease to a lesser extent, in line with the evolution of CO_2 emission rights, by approximately 15.6% from December 31, 2006 to September 30, 2007.

Moreover, we made certain choices between existing remuneration options following our analysis of the regulatory framework at such times during the period under review:

- 2004: In March, Royal Decree 436 was published and established the sale options (regulated tariff and market price plus a premium) that have existed to date. In 2004, after the enactment of the new regime and the completion of the transfer process, we adopted the regulated tariff option for our facilities, increasing the returns received by our production. Part of the total electricity we sold during 2004 was sold under the previous regime.
- 2005: With increasing electricity market prices during this year, the market option provided for higher wind remuneration prices than the regulated tariff option. Therefore as facilities fulfilled the one year requirement to change the type of sale option, we shifted our wind facilities from the regulated tariff remuneration option to the market option, in order to capture the additional remuneration provided by the market option.
- 2006: All our wind farms remained under the market option. Premium levels increased in line with the regulated tariff. As a result of the shift from the regulated tariff toward the market option as the principal remuneration regime for our wind facilities, the average price at which we sold wind electricity in 2006 was higher than in 2005, despite a general environment of lower electricity market prices when compared with 2005.
- Jan-Sept 2007: Our wind farms continue to operate under the market option and premium levels have remained constant at 2006 levels. In spite of lower market prices, the market option continues to achieve higher prices than the regulated tariff. In May 2007, the Spanish government approved Royal Decree 661/2007 which has not affected the remuneration of our renewable assets during the nine months from January to September 2007. Royal Decree 661/2007 mainly affects the remuneration of new capacity in operation after January 1, 2008 and existing operating capacity that remains under the variable regime from 2012 onwards (see "Regulatory" for a further description of Royal Decree 661/2007).

The table below sets forth our average fixed rate tariffs and variable market tariffs during the period under review. The data shown also takes into account the complements (reactive power and other complements) and imbalance costs applicable in each case, thus the data below is not fully comparable to levels set in the regulation.

Wind Spain realized prices	Average Prices				
	For the year ended December 31,			For the nine months ended September 30,	
	2004	2005	2006	2006	2007
	(€ per MWh, except percentages)				
Regulated Fixed Regime	67.1	68.1	67.9	68.9	68.9
Variable Market Regime	69.2	93.8	92.0	96.8	77.0
Difference (Variable/Regulated)	3.1%	37.8%	35.4%	40.5%	11.8%

Interest rate exposure

Our renewable energy facilities are primarily financed by debt. Our net indebtedness was €2,329.2 million, €2,654.6 million and €3,032.7 million at December 31, 2004, 2005 and 2006, respectively and €3,755.1 million at September 30, 2007. An increasing portion of our indebtedness in 2006 bore interest at variable rates, generally linked to EURIBOR. As of December 31, 2006 and as of September 30, 2007, we had 39.8% and 60.0% of our indebtedness at variable interest rates, respectively, 52.0% and 36.3% at fixed interest rates, respectively and 8.2% and 3.7% at capped rates, respectively.

Derivatives treatment

We initially recognize derivative financial instruments at acquisition cost and subsequently remeasure them at fair value. We recognize gains or losses arising from such changes in value in our income statement unless we designate the derivative as a cash flow hedge or hedge of a net investment in a foreign operation. Fair value for derivatives traded in organized financial markets is the price at close of business on the balance sheet and for derivatives not traded in organized financial markets, we determine fair market value using assumptions based on market conditions at the balance sheet date. See "—Quantitative and Qualitative Disclosures about Market Risk—Financial Instruments." Our derivative financial instruments at December 31, 2004, 2005 and 2006 were valued at €78.6 million, €73.5 million and €2.5 million, respectively. At September 30, 2006 and 2007, derivative financial instruments were valued at €4.4 million and €0.8 million, respectively. In 2005, we had €60.4 million of non-hedging derivatives that were created before 2004 to hedge a bank project financing for one of our subsidiaries. The bank project financing was repaid and replaced by financing from Iberdrola, S.A. and the related derivative contract was designated as a non-hedging derivative, as we would have incurred at a higher cost had we cancelled the derivative at such time. In the year ended December 31, 2006, the fair value of the derivative decreased and we cancelled the derivative and recognized financial income of €23.5 million.

Factors Affecting our Future Results of Operations

The Acquisition of the ScottishPower Assets

Our current financial condition and future results of operations will also be driven by the Acquisition effective on October 3, 2007 of SPHI and its subsidiaries in the United States and True North Wind in Canada which was organized under the holding company, Iberdrola Renewable Energy Canada, Ltd., (together with SPHI, the "SP US Assets") and certain subsidaries and wind farms in the United Kingdom of Scottish Power Ltd. (formerly ScottishPower plc) (the "SP UK Assets," together with the SP US Assets, the "ScottishPower Assets").

The Acquisition was an instrumental part of our objective to become a leading renewable power producer globally. In order to better illustrate the impact of the Acquisition on the Iberdrola Renovables Group, we have prepared unaudited pro forma financial information as of and for the year ended December 31, 2006 and as of and for the nine months ended September 30, 2007 giving effect to the Acquisition as if it had occurred on January 1, 2006 and January 1, 2007, respectively. See "Acquisition and Unaudited Pro Forma Financial Information."

Based on SPHI and the 10 U.K. Wind Companies financial information as used in the preparation of the unaudited pro forma financial information, together the ScottishPower Assets represented approximately 37.9% and 38.3% of pro forma gross margin and 34.0% and 36.6% of pro forma EBITDA of the Iberdrola Renovables Group including the pro forma adjustments and harmonization under IFRS for the year ended December 31, 2006 and for the nine months ended September 30, 2007, respectively. The Acquisition has significantly affected our financial condition and will significantly affect our results of operations in the future, including exchange rate effects, increases in depreciation and amortization and changes in value of derivative financial instruments. For further information regarding the Acquisition, see "Acquisition and Unaudited Pro Forma Financial Information," "SPHI Discussion and Analysis of Financial Condition and Results of Operations" and "SP UK Assets Discussion and Analysis of Financial Information."

Exchange rate effects

As a result of our international expansion and the Acquisition, we will experience greater currency transaction risks and currency translation risks, as sales and costs of our subsidiaries are denominated in the currency of the jurisdiction in which we operate. We attempt to hedge against currency transaction risk primarily by matching sales and costs in the same currency. In addition, the assets and liabilities and the profit and loss of each of our operating subsidiaries are reported in the operating currency of the jurisdiction in which it primarily operates. These amounts, if not reported in euro, are then translated into euro for inclusion in our consolidated financial statements at the year-end exchange rates at the date of consolidation. Historically, prior to the Acquisition, we had minimal exchange rate risks as the majority of our operations operated and reported in euro. However, as a result of the Acquisition we have significantly expanded our operations in the United States and the United Kingdom, thus currency transaction and currency translation risks may significantly impact our financial results in the future from period to period and affect their comparability. See "Risk Factors—We generate revenue and incur expenses and have borrowings in various currencies and interest and exchange rate fluctuations and currency devaluations could have a material adverse effect on our results of operations."

Depreciation and amortization of assets

Following the Acquisition, the SP US Assets will follow the accounting policies of Iberdrola Renovables and in future periods, will use a 20 year depreciable life for their wind farms as compared to a 25 year depreciable life previously used by SPHI. Depreciation and amortization are generally computed by the straight-line method, less estimated salvage value, over the assets' estimated useful lives. In addition, as a result of the Acquisition and related purchase price allocations, depreciation and amortization of the book value of the additional ScottishPower Assets is made using a 20 year depreciable life and the rise to fair value of those assets will significantly impact our depreciation and amortization charges and our results of operations in the future. See "SPHI Discussion and Analysis of Financial Condition and Results of Operations." However, depreciation and amortization of purchase price values allocated to tangible and intangible assets is not tax deductible.

Changes in value of derivative instruments

The SP US Assets has a large number of commodity derivative contracts that have a significant impact on its financial income. The SP US Assets accounts for derivative transactions designated as held for energy trading under the mark-to-market method of accounting with the net change in fair value recorded under the income statement. The implementation of accounting principles for derivative financial instruments by Iberdrola Renovables, as discussed above, may have a significant impact on the treatment of the SP US Assets derivative financial instruments and our reported results of operations in the future. See "SPHI Discussion and Analysis of Financial Condition and Results of Operations—Derivative Instruments and Risk Management."

Change to consolidation by proportional method

The SP US Assets has non-controlling non-majority owned interests in joint ventures, all of which are renewable energy generators. Historically, the SP US Assets' investments in these joint ventures were included on the consolidated balance sheets of the SP US Assets under the equity method of accounting, with earnings reflected in SPHI's income statement as earnings in unconsolidated joint ventures. Following the Acquisition, the SP US Assets will follow IFRS as applied by Iberdrola Renovables and, in future periods, investments in joint ventures will be consolidated following the proportional method.

Changes to accounting treatment of institutional investment structures

The SP US Assets has entered into several institutional investment structures which involve up-front cash payments that the SP US Assets have historically accounted for as deferred revenues. See "SPHI Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Historical Results of Operations—Regulatory framework and pricing terms." The implementation of Iberdrola Renovables' accounting principles for institutional investment structures will have a significant impact on the treatment of existing and future institutional investment structures. It is anticipated that institutional investment structures will have the following effects on our income statement in future periods:

- Capital instruments with debt-like characteristics: The up-front cash payments and fixed notes for the Aeolus transactions are considered "capital instruments with debt-like characteristics."
- Revenues: Amounts related to the PTCs accrued yearly related to the electricity generated from our wind farms are credited to revenue in the period associated with the related generation from the wind farms.
- Interest expense: Interest is accrued on the "capital instruments with debt-like characteristics." This interest is calculated based on the minimum IRR required by the investor.
- Interest income: Interest is accrued on the fixed notes and credited to interest income in the period earned.
- Minority interest: The minority interest that the investor will have after the flip date is recorded in the balance sheet on the closing date of the transaction.
- Income taxes expenses: Amounts recorded to revenues from the notes and interest expense from the "capital instruments with debt-like characteristics" are recorded as permanent differences in the determination of income tax expense.

Key Accounting Policies

The discussion and analysis of our historical results of operations and financial condition are based on our consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts and disclosures.

We believe the items below are key accounting policies of Iberdrola Renovables. By "key accounting policies" we mean policies that are both important to the portrayal of our financial condition and financial results and require critical management judgments and estimates about matters that are inherently uncertain. Although we believe that our judgments and estimates are appropriate, actual future results may differ from our estimates.

Our historical consolidated financial statements have been prepared on a historical cost basis, except for equity investments and derivative financial instruments, which have been measured at fair value. The carrying amounts of assets and liabilities hedged by fair value hedges are restated to reflect variations in their fair value as a result of the risk hedged.

Finance costs

IFRS allow an option under which finance costs generated by external finance allocated to assets in progress can be recognized as an increase in the cost of acquisition of the assets. We have opted to capitalize these finance costs under this option.

Investments in joint ventures

Investments in joint ventures can be consolidated either using the proportional consolidation method or using the equity method provided the same criteria are applied to all the stakes in joint ventures owned by us. We consolidate all companies in which we either control or share control with other entities using the proportional consolidation method.

Intangible assets and property, plant and equipment

"Intangible assets" and "property, plant and equipment" can be measured either at fair value or at acquisition cost, adjusted for accumulated depreciation and amortization and any impairment. We have opted to recognize these assets at adjusted acquisition cost.

Government investment subsidies

IFRS allow two possible treatments of government subsidies: deduct from the carrying amount of the asset the subsidy received for its acquisition or present the subsidies as deferred income under liabilities in the balance sheet. We have opted for the latter option.

Consolidation principles

We fully consolidate subsidiaries over which we exercise control (including our institutional investment structures in the United States). We determine that we have control over a company when we have the power to govern its financial and operating policies so as to obtain benefits from its activities.

Jointly controlled entities that we manage together with other companies are consolidated using the proportional consolidation method.

The associates over which we do not exercise control but do have a significant influence were accounted for in the consolidated balance sheet by the equity method. For the purposes of these consolidated annual accounts, it is considered that a significant influence is exercised over companies in which we have an ownership of over 20%, except in specific cases in which, although our ownership interest is lower, the existence of a significant influence can be clearly demonstrated.

The appendix to the consolidated financial statements presented elsewhere in this offering memorandum lists all of our subsidiaries, jointly controlled entities and associates, together with the consolidation or measurement basis used in preparing the accompanying consolidated financial statements and other related disclosures.

The closing date used for the financial statements of subsidiaries, jointly controlled entities and associates is December 31. The accounting policies applied by these companies are the same or have been conformed to those used by us to prepare these consolidated financial statements.

The financial statements of each of the foreign companies have been prepared in their respective functional currencies, defined as the currency of the economy in which each company operates and in which it generates and uses cash.

The operations of Iberdrola Renovables and of our consolidated subsidiaries and jointly controlled entities are consolidated in accordance with the following basic principles:

- On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are recognized at fair value. Any excess of the cost of acquisition of the subsidiary over the company's interest in the fair value of the assets and liabilities is recognized as goodwill.
- If the company's interest in the net fair value of the acquired assets and liabilities (negative goodwill) exceeds the cost of the business combination, that excess is recognized immediately in the consolidated income statement as a gain.
- Results of subsidiaries acquired or sold in the year are included in the consolidated income statement as from the effective date of acquisition or up to the effective date of sale.
- Goodwill acquired in business combinations ceased to be amortized after January 1, 2004, the IFRS transition date, but is tested for impairment.
- The result of measuring investments in associates using the equity method (after eliminating transactions between intra-group companies) is recognized under "other reserves" and "result of companies accounted for using the equity method" on the accompanying consolidated balance sheet and income statement, respectively.
- The interests of minority shareholders in the equity and results of the fully consolidated subsidiaries and proportionately consolidated joint ventures are presented under "equity—minority interests" on the liability side of the consolidated balance sheet and "minority interests" in the consolidated income statement, respectively.
- The financial statements of foreign companies have been translated into euros. All assets, rights and obligations are translated into euros at the exchange rates prevailing at the date of the consolidated financial statements, translating consolidated income statement items at the average exchange rates for the year, and translating equity items at the exchange rates applying at their date of acquisition (or in the case of retained earnings at the average exchange rates for the year they were generated, provided there were no material transactions that would make this misleading).

All accounts and transactions between fully and proportionately consolidated companies have been eliminated in consolidation.

Following the Acquisition, it is anticipated that the ScottishPower Assets will be consolidated in accordance with IFRS going forward. SPHI historically reported in U.S. GAAP and the SP UK Assets historically reported in U.K. GAAP. The translation of the financial statements of both SPHI and the SP UK Assets into IFRS for consolidation purposes with the financial statements of Iberdrola Renovables and the implementation of accounting principles by Iberdrola Renovables may have a significant impact on the reported results of operations in the future. See "SPHI Discussion and Analysis of Financial Condition and Results of Operations" and "SP UK Assets Discussion and Analysis of Financial Information."

Explanation of Income Statement Items and Gross Margin

Revenue

Our revenue consists of electricity sales generated by our renewable energy facilities, which currently include wind farms, mini-hydro plants, and solar photovoltaic energy facilities.

Gross Margin

Gross margin is revenues less energy costs or procurements. As there are no energy costs or procurements for renewable energy generation in Spain, gross margin is the same as revenues.

Staff costs

Staff costs consist principally of wages and salaries, social security contributions, costs related to the provision for employee electricity discounts and other social charges for our employees. Iberdrola Renovables historically did not operate pension plans for employees. However, social security contributions under staff costs include certain pension costs related to former employees of Iberdrola, S.A. who were transferred to Iberdrola Renovables but who kept their rights under their pre-existing pension plans. We recognize those costs under staff costs, although we do not assume any risk for such commitment as it is externalized to third party insurance companies. In the years ended December 31, 2004, 2005 and 2006, these pension costs amounted to €0.0, €0.4 million and €0.6 million, respectively. During the past few years we have been increasing our staff to create a platform that enables the growth of our business.

Capitalized staff costs

Capitalized staff costs include personnel costs for staff engaged in facility development and construction. Capitalized staff costs are added to the carrying amount for the related technical plant in property, plant and equipment and amortized over their useful life.

Outside services

Outside services are primarily comprised of expenses related to the operation and maintenance of our facilities, fees for land leases and facilities insurance, royalties, and development costs that cannot be capitalized, including expenses incurred for research of new renewable facilities in incipient phases.

Other operating income

Other operating income includes income obtained from the provision of management services to third parties and income from other activities not directly related to generation of renewable energy, such as construction activities from C. Rokas, S.A.

Taxes other than income tax

Taxes other than income tax include stamp duty, property taxes and local taxes imposed in the jurisdictions in which we operate.

Result of companies accounted for using the equity method

Result of companies accounted for using the equity method includes investments in associates over which we exercise significant influence but which are neither subsidiaries nor jointly controlled entities. Investments are measured initially at acquisition cost, subsequently adjusted for changes to each company's equity, taking into consideration the percentage of ownership and any impairment. Gains or losses on transactions with associates are eliminated in proportion to our percentage ownership of the companies concerned.

Depreciation and amortization charge

Depreciation and amortization charge includes property, plant and equipment depreciation charges, amortization of intangible assets less capital grants transferred to profit or loss. Costs of property, plant and equipment in use are depreciated on a straight-line basis at annual rates based on the estimated useful life.

Finance income

Finance income consists principally of interest income from cash balances, interest from other marketable securities, settlement of non-hedging derivatives, gains in exchange rates and capitalization of finance costs related to property, plant and equipment.

Finance costs

Finance costs represent principally the interest expenses on our borrowings, from financial entities and from Iberdrola, S.A. loans, and negative changes in the values of non-hedging derivative financial instruments.

Income tax

Income tax consists of current tax payable on the taxable profit for the year and deferred tax. The corporate tax rate in Spain had been 35% until 2006, is 32.5% in 2007 and will be 30% in 2008. As of September 30, 2007, we did not have significant tax losses carried forward. We had deferred tax assets amounting to €36.3 million at such date.

Minority interests

Minority interests represent profit or loss for the year attributable to minority interests.

Results of Operations

The following table sets forth certain of our historical revenue and expense items for each of the periods indicated:

	For the year ended December 31,						For the nine months ended September 30,			
	2004[1] (*unaudited*)	%[2]	2005 (*audited*)	%[2]	2006 (*audited*)	%[2]	2006 (*unaudited*)	%[2]	2007 (*unaudited*)	%[2]
	(*€ in millions, except percentages and earnings per share*)									
Revenue	329.5	100.0%	557.3	100.0%	695.6	100.0%	514.4	100.0%	494.4	100.0%
Gross Margin	329.5	100.0%	557.3	100.0%	695.6	100.0%	514.4	100.0%	494.4	100.0%
Staff costs	(13.2)	(4.0)%	(21.7)	(3.9)%	(38.2)	(5.5)%	(24.9)	(4.8)%	(41.5)	(8.4)%
Capitalized staff costs	3.9	1.2%	5.7	1.0%	8.1	1.2%	6.1	1.2%	6.1	1.2%
Outside services	(68.7)	(20.8)%	(77.4)	(13.9)%	(114.1)	(16.4)%	(86.5)	(16.8)%	(107.2)	(21.7)%
Other operating income	9.8	3.0%	8.0	1.4%	14.1	2.0%	6.8	1.3%	12.7	2.6%
Net operating expense	(68.1)	(20.7)%	(85.3)	(15.3)%	(130.1)	(18.7)%	(98.5)	(19.1)%	(129.9)	(26.3)%
Taxes other than income tax	(5.3)	(1.6)%	(14.3)	(2.6)%	(8.8)	(1.3)%	(5.5)	(1.1)%	(6.6)	(1.3)%
EBITDA[3]	256.0	77.7%	457.6	82.1%	556.7	80.0%	410.4	79.8%	357.9	72.4%
EBITDA margin[4]	77.7%	—	82.1%	—	80.0%	—	79.8%	—	72.4%	—
Depreciation and amortization charge	(108.5)	(32.9)%	(149.9)	(26.9)%	(182.4)	(26.2)%	(137.6)	(26.7)%	(157.3)	(31.8)%
Profit from operations (EBIT)	147.5	44.8%	307.7	55.2%	374.3	53.8%	272.8	53.0%	200.6	40.6%
EBIT margin[5]	44.8%	—	55.2%	—	53.8%	—	53.0%	—	40.6%	—
Result of companies accounted for using the equity method	(5.0)	(1.5)%	0	—	0	—	0	—	(0.6)	(0.1)%
Finance income	8.2	2.5%	4.4	0.8%	31.8	4.6%	25.4	4.9%	9.0	1.8%
Finance costs	(88.8)	(26.9)%	(68.8)	(12.3)%	(100.3)	(14.4)%	(69.7)	(13.5)%	(117.6)	(23.8)%
Gains on disposal of non-current assets	—	—	0.2	—	0.9	0.1%	—	—	—	—
Losses on disposal of non-current assets	—	—	(0.2)	—	—	—	—	—	—	—
Profit before tax	61.8	18.8%	243.4	43.7%	306.6	44.1%	228.6	44.4%	91.5	18.5%
Income tax	(23.5)	(7.1)%	(90.2)	(16.2)%	(106.2)	(15.3)%	(74.4)	(14.5)%	(35.9)	(7.3)%
Net profit before minority interests	38.3	11.6%	153.2	27.5%	200.4	28.8%	154.1	30.0%	55.5	11.2%
Minority interests	(3.9)	(1.2)%	(8.9)	(1.6)%	(10.7)	(1.5)%	(10.1)	(2.0)%	(6.8)	(1.4)%
Net profit	34.5	10.5%	144.3	25.9%	189.7	27.3%	144.0	28.0%	48.7	9.9%
Earnings per share (€)[6]	2.09	—	8.77	—	11.52	—	8.75	—	2.96	—

(1) The consolidated income statement for the year ended December 31, 2004 is presented for comparative purposes only and is not audited. We prepared the 2004 consolidated income statement by applying the international financial reporting standards adopted by the European Union (IFRS) in effect at December 31, 2005 to our unaudited consolidated income statement for the year ended December 31, 2004. See "Presentation of Financial and Other Information."

(2) Percentage of revenue.

(3) EBITDA represents earnings before interest, income taxes, depreciation and amortization. EBITDA is included because it is frequently used by certain investors, securities analysts and other interested parties in evaluating similar companies. However, because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. EBITDA is not an item recognized under IFRS and should not be considered as an alternative to profit from operations, operating income or any other indicator of a company's operating performance required by IFRS. EBITDA should not in any way be compared to the operating income, net income or cash flow resulting from our activities nor should it be used as an indicator of our past or future profitability or liquidity.

(4) EBITDA margin is EBITDA divided by gross margin.

(5) EBIT margin is EBIT divided by gross margin.

(6) Represents net profit divided by average number of shares. Average number of shares used for earnings per share for each of the periods in the table above was 16,460,044 shares.

Segment reporting

Historically, we have not been required to report in business segments and, accordingly, our audited historical consolidated financial statements for each of the years ended December 31, 2006 and 2005, the unaudited historical consolidated financial information for the year ended December 31, 2004 included for comparative purposes and the unaudited consolidated financial statements for the nine months ended September 30, 2007 and the unaudited financial information for the nine months ended September 30, 2006 included for comparative purposes only, have not differentiated between business or geographical segments. In 2007, in preparation for the Offering, we have organized our business in segments and intend to report our results according to these segments in the future. The basis of segmentation for our activities is (i) type of business and (ii) geographical segmentation of the wind segment, as further detailed below.

Business segments

We have organized our business into three main business segments: (i) wind, (ii) mini-hydro, and (iii) other technologies. The other technologies segment includes revenues and expenses from our solar energy facilities and from our other business activities that are not directly related to the generation of electricity from renewable sources, such as the marketing of green certificates of our U.S. subsidiary, Community Energy Inc. and the electromechanical construction business of our subsidiary in Greece, C. Rokas, S.A.

Overhead expenses represent costs that are not allocated to a particular segment. We have set forth below for supplementary disclosure only unaudited financial information which presents a summary of our business segment results for the following periods. Gross margin as presented in this section is the same as revenues as there are no energy costs with respect to our renewable energy generation businesses.

For the nine months ended September 30, 2007	Total	% of Revenues	Wind	Mini-Hydro	Other Technologies	Overhead Expenses
	(€ in millions, except percentages)					
Revenues	494.4	100.0%	469.3	25.0	0.1	—
Gross margin	494.4	100.0%	469.3	25.0	0.1	—
Staff costs	(41.5)	(8.4)%	(17.9)	(2.7)	(7.6)	(13.2)
Capitalized staff costs	6.1	1.2%	5.2	0	0.9	—
Net staff costs	(35.4)	(7.2)%	(12.7)	(2.7)	(6.8)	(13.2)
Royalties	(10.1)	(2.0)%	(8.1)	(0.8)	—	(1.2)
Operations and maintenance	(43.4)	(8.8)%	(41.5)	(1.9)	—	—
Insurance	(6.0)	(1.2)%	(5.5)	(0.5)	—	—
Development costs	(15.5)	(3.1)%	(4.4)	(0.4)	(0.2)	(10.4)
Other	(32.3)	(6.5)%	(14.5)	(2.3)	(0.5)	(15.0)
Outside services	(107.3)	(21.7)%	(74.0)	(5.8)	(0.7)	(26.7)
Other operating income	12.7	2.6%	4.9	1.5	5.3	1.0
Net outside services	(94.5)	(19.1)%	(69.1)	(4.4)	4.5	(25.6)
Net operating expense	(129.9)	(26.3)%	(81.9)	(7.0)	(2.2)	(38.8)
Taxes other than income tax	(6.6)	(1.3)%	(5.8)	(0.3)	(0.4)	—
EBITDA[2]	357.9	(72.4)%	381.6	17.7	(2.5)	(38.8)
EBITDA margin[3]	72.4%	—	81.3%	70.8%	—	—
Depreciation and amortization charge	(157.3)	(31.8)%	(147.2)	(8.3)	0	(1.8)
Profit from operations (EBIT)	200.6	40.6%	234.4	9.4	(2.5)	(40.7)
EBIT margin[4]	40.6%	—	49.9%	37.6%	—	—

For the nine months ended September 30, 2006	Total	% of Revenues	Wind	Mini-Hydro	Other Technologies	Overhead Expenses
	(€ in millions, except percentages)					
Revenues	514.4	100.0%	480.9	33.4	0	—
Gross margin	514.4	100.0%	480.9	33.4	0	—
Staff costs	(24.9)	(4.8)%	(12.0)	(2.4)	(3.7)	(6.9)
Capitalized staff costs	6.1	1.2%	6.0	0.2	—	—
Net staff costs	(18.9)	(3.7)%	(6.0)	(2.2)	(3.7)	(6.9)
Royalties	(10.6)	(2.1)%	(9.6)	(0.4)	(0.4)	(0.3)
Operations and maintenance	(35.8)	(7.0)%	(34.4)	(1.4)	—	—
Insurance	(5.3)	(1.0)%	(5.1)	(0.2)	—	—
Development costs	(10.5)	(2.0)%	(3.3)	—	(0.4)	(6.8)
Other	(24.3)	(4.7)%	(11.4)	(2.4)	(0.1)	(10.3)
Outside services	(86.5)	(16.8)%	(63.8)	(4.3)	(0.9)	(17.4)
Other operating income	6.8	1.3%	1.2	1.2	4.0	0.5
Net outside services	(79.6)	(15.5)%	(62.7)	(3.2)	3.1	(16.9)
Net operating expense	(98.5)	(19.1)%	(68.7)	(5.4)	(0.6)	(23.8)
Taxes other than income tax	(5.5)	(1.1)%	(5.1)	(0.5)	—	—
EBITDA[2]	410.4	79.8%	407.2	27.6	(0.6)	(23.8)
EBITDA margin[3]	79.8%	—	84.7%	82.6%	—	—
Depreciation and amortization charge	(137.6)	(26.7)%	(129.1)	(8.4)	0	(0.1)
Profit from Operations (EBIT)	272.8	53.0%	278.1	19.2	(0.6)	(23.9)
EBIT margin[4]	53.0%	—	57.8%	57.5%	—	—

For the year ended December 31, 2006	Total	% of Revenues	Wind	Mini-Hydro	Other Technologies	Overhead Expenses
	(€ in millions, except percentages)					
Revenues	695.6	100.0%	654.4	41.2	0	—
Gross margin	695.6	100.0%	654.4	41.2	0	—
Staff costs	(38.2)	(5.5)%	(17.6)	(3.3)	(6.4)	(11.0)
Capitalized staff costs	8.1	1.2%	7.5	0.4	0	0.3
Net staff costs	(30.1)	(4.3)%	(10.1)	(2.9)	(6.4)	(10.7)
Royalties	(14.3)	(2.1)%	(12.9)	(0.6)	(0.5)	(0.3)
Operations and maintenance	(48.8)	(7.0)%	(46.9)	(1.9)	0	—
Insurance	(6.4)	(0.9)%	(6.0)	(0.3)	0	—
Development costs	(1.7)	(0.2)%	(1.3)	0	(0.4)	—
Other	(42.8)	(6.2)%	(14.4)	(3.2)	(0.2)	(25.0)
Outside services	(114.0)	(16.4)%	(81.6)	(6.0)	(1.1)	(25.3)
Other operating income	14.1	2.0%	2.3	1.8	6.9	3.0
Net outside services	(99.9)	(14.4)%	(79.3)	(4.2)	5.8	(22.3)
Net operating expense	(130.1)	(18.7)%	(89.4)	(7.1)	(0.6)	(33.0)
Taxes other than income tax	(8.8)	(1.3)%	(8.1)	(0.7)	(0)	—
EBITDA[2]	556.8	80.0%	556.9	33.3	(0.6)	(33.0)
EBITDA margin[3]	80.0%	—	85.1%	80.8%	—	—
Depreciation and amortization charge	(182.4)	(26.2)%	(171.4)	(10.8)	0	(0.2)
Profit from Operations (EBIT)	374.4	53.8%	385.4	22.6	(0.6)	(33.2)
EBIT margin[4]	53.8%	—	58.9%	54.9%	—	—

For the year ended December 31, 2005	Total	% of Revenues	Wind	Mini-hydro	Other Technologies	Overhead Expenses
		(€ in millions, except percentages)				
Revenues	557.3	100.0%	518.2	39.1	0	0
Gross margin	557.3	100.0%	518.2	39.1	0	0
Staff costs	(21.7)	(3.9)%	(9.4)	(3.1)	(2.4)	(6.8)
Capitalized staff costs	5.7	1.0%	5.5	0.1	0	0
Net staff costs	(16.0)	(2.9)%	(3.9)	(2.9)	(2.4)	(6.8)
Royalties	(10.8)	(1.9)%	(9.4)	(1.1)	0	(0.4)
Operations and maintenance	(36.3)	(6.5)%	(35.8)	(0.4)	(0.1)	0
Insurance	(5.6)	(1.0)%	(5.3)	(0.2)	0	0
Development costs	(3.8)	(0.7)%	(3.8)	0	0	0
Other	(20.9)	(3.8)%	(7.3)	(2.4)	(0.1)	(11.1)
Outside services	(77.4)	(13.9)%	(61.6)	(4.2)	(0.2)	(11.5)
Other operating income	8.0	1.4%	1.7	2.6	3.6	0.2
Net outside services	(69.4)	(12.5)%	(59.9)	(1.6)	3.4	(11.3)
Net operating expense	(85.4)	(15.3)%	(63.7)	(4.5)	1.0	(18.1)
Taxes other than income tax	(14.3)	(2.6)%	(13.8)	(0.5)	0	0
EBITDA[2]	457.7	82.1%	440.7	34.0	1.0	(18.1)
EBITDA margin[3]	82.1%	—	85.0%	87.0%	—	—
Depreciation and amortization charge	(149.9)	(26.9)%	(138.6)	(11.3)	0	0
Profit from operations (EBIT)	307.8	55.2%	302.1	22.8	1.0	(18.1)
EBIT margin[4]	55.2%	—	58.3%	58.3%	—	—

For the year ended December 31, 2004[1]	Total	% of Revenues	Wind	Mini-hydro	Other Technologies	Overhead Expenses
		(€ in millions, except percentages)				
Revenues	329.5	100.0%	305.3	24.1	0	0
Gross margin	329.5	100.0%	305.3	24.1	0	0
Staff costs	(13.2)	(4.0)%	(6.8)	(3.3)	(0)	(3.1)
Capitalized staff costs	3.9	1.2%	3.9	0	0	0
Net staff costs	(9.3)	(2.8)%	(2.9)	(3.3)	(0)	(3.1)
Royalties	(8.1)	(2.5)%	(7.3)	(0.8)	0	0
Operations and maintenance	(33.9)	(10.3)%	(31.5)	(2.4)	0	0
Insurance	(7.1)	(2.2)%	(7.0)	(0.2)	0	0
Development costs	(3.5)	(1.1)%	(3.5)	0	0	0
Other	(16.0)	(4.9)%	(6.1)	(2.4)	(1.3)	(6.1)
Outside services	(68.7)	(20.8)%	(55.5)	(5.8)	(1.3)	(6.1)
Other operating income	9.8	3.0%	7.5	2.3	0	0
Net outside services	(58.8)	(17.8)%	(48.0)	(3.4)	(1.3)	(6.1)
Net operating expense	(68.1)	(20.7)%	(50.8)	(6.8)	(1.4)	(9.2)
Taxes other than income tax	(5.3)	(1.6)%	(4.6)	(0.7)	0	0
EBITDA[2]	256.0	77.7%	250.0	16.6	(1.4)	(9.2)
EBITDA margin[3]	77.7%	—	81.9%	68.9%	—	—
Depreciation and amortization charge	(108.5)	(32.9)%	(94.5)	(14.1)	0	0
Profit from operations (EBIT)	147.5	44.8%	155.5	2.5	(1.4)	(9.2)
EBIT margin[4]	44.8%	—	50.9%	10.4%	—	—

(1) The consolidated income statement for the year ended December 31, 2004 is presented for comparative purposes only and is not audited. We prepared the 2004 consolidated income statement by applying the international financial reporting standards adopted by the European Union (IFRS) in effect at December 31, 2005 to our consolidated income statement for the year ended December 31, 2004. See "Presentation of Financial and Other Information."

(2) EBITDA represents earnings before interest, income taxes, depreciation and amortization. EBITDA is included because it is frequently used by certain investors, securities analysts and other interested parties in evaluating similar companies. However, because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. EBITDA is not an item recognized under IFRS and should not be considered as an alternative to profit from operations, operating income or any other indicator of a company's operating performance required by IFRS. EBITDA should not in any way be compared to the operating income, net income or cash flow resulting from our activities nor should it be used as an indicator of our past or future profitability or liquidity.

(3) EBITDA margin is EBITDA divided by gross margin.

(4) EBIT margin is EBIT divided by gross margin.

Geographical segments

We have organized our main business segment, wind energy, into the following geographical segments (i) Spain and (ii) International. International is further divided into the following jurisdictions: (a) United States, (b) United Kingdom and (c) the Rest of the World, which includes Brazil, Bulgaria, Canada, China, Cyprus, Estonia, France, Germany, Greece, Guatemala, Hungary, Italy, Mexico, Morocco, Poland and Portugal.

We have set forth below for supplementary disclosure only unaudited financial information which presents a summary of our geographical segment results for wind energy for the following periods:

				Wind International		
For the nine months ended September 30, 2007	Wind Total	% of Wind Revenues	Wind Spain	U.S.	U.K.	Rest of the World
	(€ in millions, except percentages)					
Revenues	469.3	100.0%	410.3	2.6	—	56.4
Gross margin	469.3	100.0%	410.3	2.6	—	56.4
Staff costs	(17.9)	(3.8)%	(10.4)	(4.5)	(0.4)	(2.7)
Capitalized staff costs	5.2	1.1%	3.3	1.8	—	—
Net staff costs	(12.7)	(2.7)%	(7.1)	(2.7)	(0.4)	(2.6)
Royalties	(8.1)	(1.7)%	(6.6)	(0.8)	—	(0.7)
Operations and maintenance	(41.5)	(8.8)%	(39.2)	—	—	(2.2)
Insurance	(5.4)	(1.2)%	(5.0)	—	—	(0.4)
Development costs	(4.4)	(0.9)%	(3.0)	(1.4)	—	—
Other	(14.5)	(3.1)%	(5.2)	(2.9)	(2.6)	(3.8)
Outside services	(74.0)	(15.8)%	(59.1)	(5.1)	(2.7)	(7.0)
Other operating income	4.9	1.0%	4.5	—	—	(0.4)
Net outside services	(69.1)	(14.7)%	(54.6)	(5.1)	(2.7)	(6.6)
Net operating expense	(81.9)	(17.5)%	(61.7)	(7.8)	(3.0)	(9.2)
Taxes other than income tax	(5.8)	(1.2)%	(5.6)	—	—	(0.2)
EBITDA(2)	381.6	81.3%	343.0	(5.2)	(3.0)	47.0
EBITDA margin(3)	81.3%	—	83.6%	—	—	83.3%
Depreciation and amortization charge	(147.2)	(31.4)%	(124.8)	(2.4)	—	(19.9)
Profit from operations (EBIT)	234.4	49.9%	218.2	(7.6)	(3.0)	27.0
EBIT margin(4)	49.9%	—	53.2%	—	—	47.9%

For the nine months ended September 30, 2006	Wind Total	% of Wind Revenues	Wind Spain	Wind International U.S.	Wind International U.K.	Wind International Rest of the World
		(€ in millions, except percentages)				
Revenues	480.9	100.0%	447.2	—	—	33.7
Gross margin	480.9	100.0%	447.2	—	—	33.7
Staff costs	(12.0)	(2.5)%	(8.8)	(0.4)	(0.1)	(2.6)
Capitalized staff costs	5.9	1.2%	5.8	—	—	0
Net staff costs	(6.0)	(1.2)%	(3.0)	(0.4)	(0.1)	(2.5)
Royalties	(9.6)	(2.0)%	(8.8)	0	0	(0.8)
Operations and maintenance	(34.4)	(7.2)%	(32.4)	—	—	(2.0)
Insurance	(5.1)	(1.1)%	(4.7)	—	—	(0.4)
Development costs	(3.3)	(0.7)%	(3.3)	—	—	—
Other	(11.4)	(2.4)%	(7.7)	(1.0)	(0.8)	(1.8)
Outside services	(63.8)	(13.3)%	(56.9)	(1.0)	(0.9)	(4.9)
Other operating income	1.2	0.2%	0.9	—	—	0.3
Net outside services	(62.7)	(13.0)%	(56.0)	(1.0)	(0.9)	(4.6)
Net operating expense	(69.0)	(14.3)%	(59.0)	(1.4)	(1.0)	(7.1)
Taxes other than income tax	(5.1)	(1.1)%	(5.0)	—	—	(0.1)
EBITDA[2]	407.2	84.7%	383.3	(1.4)	(1.0)	26.4
EBITDA margin[3]	84.7%	—	85.7%	—	—	78.3%
Depreciation and amortization charge	(129.1)	(26.8)%	(118.7)	0	0	(10.3)
Profit from operations (EBIT)	278.1	57.8%	264.6	(1.4)	(1.0)	16.1
EBIT margin[4]	57.8%	—	59.2%	—	—	47.8%

For the year ended Dec 31, 2006	Wind Total	% of Wind Revenues	Wind Spain	Wind International U.S.	Wind International U.K.	Wind International Rest of the World
		(€ in millions, except percentages)				
Revenues	654.4	100.0%	601.2	0	0	53.2
Gross margin	654.4	100.0%	601.2	0	0	53.2
Staff costs	(17.6)	(2.7)%	(11.9)	(1.3)	(0.2)	(4.2)
Capitalized staff costs	7.5	1.1%	6.0	0.3	0.8	0.3
Net staff costs	(10.1)	(1.5)%	(5.9)	(1.0)	0.6	(3.9)
Royalties	(12.9)	(2.0)%	(11.5)	(0.3)	(0.1)	(1.1)
Operations and maintenance	(46.9)	(7.2)%	(44.5)	0	0	(2.4)
Insurance	(6.0)	(0.9)%	(5.5)	0	0	(0.6)
Development costs	(1.3)	(0.2)%	(1.3)	0	0	(0)
Other	(14.4)	(2.2)%	(9.9)	(1.6)	(1.1)	(1.7)
Outside services	(81.6)	(12.5)%	(72.8)	(1.9)	(1.2)	(5.8)
Other operating income	2.3	0.4%	1.7	0	0	0.6
Net outside services	(79.3)	(12.1)%	(71.1)	(1.9)	(1.2)	(5.1)
Net operating expense	(89.5)	(13.7)%	(77.0)	(2.9)	(0.6)	(9.0)
Taxes other than income tax	(8.1)	(1.2)%	(6.8)	0	(0.8)	(0.5)
EBITDA[2]	556.9	85.1%	517.5	(2.9)	(1.4)	43.7
EBITDA margin[3]	85.1%	—	86.1%	—	—	82.1%
Depreciation and amortization charge	(171.4)	(26.2)%	(151.3)	(0.1)	(0)	(20.0)
Profit from operations (EBIT)	385.4	58.9%	366.1	(3.0)	(1.4)	23.7
EBIT margin[4]	58.9%	—	60.9%	—	—	44.5%

For the year ended Dec 31, 2005	Wind Total	% of Wind Revenues	Wind Spain	Wind International U.S.	Wind International U.K.	Wind International Rest of the World
	(€ in millions, except percentages)					
Revenues	518.2	100.0%	501.1	0	0	17.1
Gross margin	518.2	100.0%	501.1	0	0	17.1
Staff costs	(9.4)	(1.8)%	(8.5)	0	(0.1)	(0.8)
Capitalized staff costs	5.5	1.1%	5.5	0	0	0
Net staff costs	(3.9)	(0.8)%	(3.0)	0	(0.1)	(0.8)
Royalties	(9.4)	(1.8)%	(9.3)	0	(0)	(0.1)
Operations and maintenance	(35.8)	(6.9)%	(34.5)	0	0	(1.3)
Insurance	(5.3)	(1.0)%	(5.3)	0	0	0
Development costs	(3.8)	(0.7)%	(3.7)	0	(0)	0
Other	(7.3)	(1.4)%	(6.4)	0	(0.3)	(0.5)
Outside services	(61.6)	(11.9)%	(59.2)	0	(0.4)	(1.9)
Other operating income	1.7	0.3%	1.5	0	0	0.1
Net outside services	(59.9)	(11.6)%	(57.7)	0	(0.4)	(1.8)
Net operating expense	(63.7)	(12.3)%	(60.7)	0	(0.5)	(2.6)
Taxes other than income tax	(13.8)	(2.7)%	(13.8)	0	0	(0)
EBITDA(2)	440.7	85.0%	426.6	0	(0.5)	14.6
EBITDA margin(3)	85.0%	—	85.1%	—	—	85.4%
Depreciation and amortization charge	(138.6)	(26.7)%	(133.5)	0	0	(5.1)
Profit from operations (EBIT)	302.1	58.3%	293.2	0	(0.5)	9.4
EBIT margin(4)	58.3%	—	58.5%	—	—	55.0%

For the year ended Dec 31, 2004(1)	Wind Total	% of Wind Revenues	Wind Spain	Wind International U.S.	Wind International U.K.	Wind International Rest of the World
	(€ in millions, except percentages)					
Revenues	305.3	100.0%	305.3	0	0	0
Gross margin	305.3	100.0%	305.3	0	0	0
Staff costs	(6.8)	(2.2)%	(6.8)	0	0	0
Capitalized staff costs	3.9	1.3%	3.9	0	0	0
Net staff costs	(2.9)	(0.9)%	(2.9)	0	0	0
Royalties	(7.3)	(2.4)%	(7.3)	0	0	0
Operations and maintenance	(31.5)	(10.3)%	(31.5)	0	0	0
Insurance	(7.0)	(2.3)%	(7.0)	0	0	0
Development costs	(3.5)	(1.1)%	(2.9)	0	0	(0.6)
Other	(6.1)	(2.0)%	(5.9)	0	0	(0.3)
Outside services	(55.5)	(18.2)%	(54.6)	0	0	(0.9)
Other operating income	7.5	2.5%	7.5	0	0	0
Net outside services	(48.0)	(15.7)%	(47.1)	0	0	(0.9)
Net operating expense	(50.8)	(16.6)%	(50.0)	0	0	(0.9)
Taxes other than income tax	(4.6)	(1.5)%	(4.6)	0	0	0
EBITDA(2)	249.9	81.9%	250.8	0	0	(0.9)
EBITDA margin(3)	81.9%	—	82.1%	—	—	—
Depreciation and amortization charge	(94.5)	(31.0)%	(94.6)	0	0	0
Profit from operations (EBIT)	155.5	50.9%	156.3	0	0	(0.9)
EBIT margin(4)	50.9%	—	51.2%	—	—	—

(1) The consolidated income statement for the year ended December 31, 2004 is presented for comparative purposes only and is not audited. We prepared the 2004 consolidated income statement by applying the international financial reporting standards adopted by the European Union (IFRS) in effect at December 31, 2005 to our consolidated income statement for the year ended December 31, 2004. See "Presentation of Financial and Other Information."

(2) EBITDA represents earnings before interest, income taxes, depreciation and amortization. EBITDA is included because it is frequently used by certain investors, securities analysts and other interested parties in evaluating similar companies. However, because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled

measures of other companies. EBITDA is not an item recognized under IFRS and should not be considered as an alternative to profit from operations, operating income or any other indicator of a company's operating performance required by IFRS. EBITDA should not in any way be compared to the operating income, net income or cash flow resulting from our activities nor should it be used as an indicator of our past or future profitability or liquidity.

(3) EBITDA margin is EBITDA divided by gross margin.

(4) EBIT margin is EBIT divided by gross margin.

Comparison of nine month periods ended September 30, 2007 and September 30, 2006, in accordance with IFRS.

Revenue

Revenue decreased by 3.9%, from €514.4 million in the nine months ended September 30, 2006 to €494.4 million in the nine months ended September 30, 2007. This decrease was primarily due to a decrease in revenues from wind energy from €480.9 million in the nine months ended September 30, 2006 to €469.3 million in the nine months ended September 30, 2007 and a decrease in revenue from mini-hydro from €33.4 million to €25.0 million in the same periods.

Gross margin

Gross margin decreased by 3.9% from €514.4 million in the nine months ended September 30, 2006 to €494.4 million in the nine months ended September 30, 2007. The decrease in gross margin was due to the factors set forth in the revenue discussion above.

Business segment

The table below sets out our revenues for the nine months ended September 30, 2006 and September 30, 2007 by primary business segment:

	For the nine months ended September 30,		
	2006	2007	% change
	(€ in millions)		
Revenue			
Wind	480.9	469.3	(2.4)%
Mini-hydro	33.4	25.0	(25.1)%
Other technologies	0	0.1	—
Total	514.4	494.4	(3.9)%

Wind. Revenues in the wind segment decreased by 2.4%, from €480.9 million in the nine months ended September 30, 2006 to €469.3 million in the nine months ended September 30, 2007. This decrease was primarily a result of a decrease in wind revenues in Spain from €447.2 million in the nine months ended September 30, 2006 to €410.3 million in the nine months ended September 30, 2007, which was offset by a 75.1% increase in wind revenues generated in International revenues, in particular the Rest of the World from €33.7 million in the nine months ended September 30, 2006 to €56.4 million in the nine months ended September 30, 2007 (67.4%).

Wind revenue by geography

The table below sets forth our wind revenues by geographical segment for the nine month periods ended September 30, 2006 and September 30, 2007:

	For the nine months ended September 30,		
	2006	2007	% change
	(€ in millions)		
Wind revenue			
Spain	447.2	410.3	(8.3)%
International	33.7	59.0	75.1%
United States	—	2.6	—
United Kingdom	—	—	—
Rest of the World	33.7	56.4	67.4%
Total	480.9	469.3	(2.4)%

The table below sets forth our electricity production from wind energy in GWh by geographical segment for the nine month periods ended September 30, 2006 and September 30, 2007:

	For the nine months ended September 30,		
	2006	2007	% change
	(in GWh)		
Wind electricity production			
Spain	4,687	5,357	14.3%
International	494	779	57.7%
United States	—	46	—
United Kingdom	—	—	—
Rest of the World	494	733	48.4%
Total wind electricity production	5,181	6,136	18.4%

The table below sets forth our average prices in € per MWh of wind energy by business and geographical wind segment for the nine month periods ended September 30, 2006 and 2007.

	For the nine months ended September 30,		
	2006	2007	% change
	(€ per MWh)		
Average Wind electricity prices			
Spain	95.4	76.6	(19.7)%
International	68.2	75.7	11.0%
United States	—	55.8[(1)]	—
United Kingdom	—	—	—
Rest of the world	68.2	76.9	12.7%
Total average wind electricity prices	92.8	76.4	(17.7)%

(1) Does not include the effect of PTCs.

Spain. Spain represented 93.0% and 87.4% of our wind revenues in the nine months ended September 30, 2006 and 2007, respectively. Wind revenues in Spain decreased by 8.3%, from €447.2 million in the nine months ended September 30, 2006 to €410.3 million in the nine months ended September 30, 2007. This decrease was primarily a result of a €88.3 million decrease in wind revenues in Spain as a result of lower average wind generated electricity prices in Spain from €95.4 per MWh at September 30, 2006 to €76.6 per MWh at September 30, 2007, a decrease of 19.7%, primarily due to the decrease prices of CO_2 emission rights. However, market prices were on average 40.5% and 11.8% higher compared to the fixed tariff prices at September 30, 2006 and September 30, 2007, respectively, and we sold all of our electricity production under the market option for both periods. The price effect is calculated as a difference between prices of the corresponding month in the previous period minus the price of the actual monthly period, multiplied by the production of the actual monthly period; this effect is calculated monthly per wind farm until the end of the period when considered and totaled.

The decrease in wind revenues was partially offset by an increase of €51.4 million in revenue in Spain as a result of a 14.3% increase in the production of wind energy, from 4,687 GWh of wind energy produced in the nine months ended September 30, 2006 to 5,357 GWh of wind energy produced in the nine months ended September 30, 2007. The increase in wind energy production was mainly due to a 19% increase in installed wind capacity in Spain from 3,395 MW at September 30, 2006 to 4,035 MW at September 30, 2007. The production effect is calculated as a difference between the production of the corresponding month in the previous period minus the production of the actual monthly period, multiplied by the price of the corresponding month in the previous period; this effect is calculated monthly per wind farm until the end of the period when considered and totaled.

International. Wind revenues outside of Spain increased by 75.1%, from €33.7 million in the nine months ended September 30, 2006 to €59.0 million in the nine months ended September 30, 2007 due primarily to the international expansion of our operations and increased wind energy production internationally. The increase of €25.3 million in wind revenues internationally was primarily due to a 57.7% increase in the production of wind energy internationally from 494 GWh produced in the nine months ended September 30, 2006 to 779 GWh produced in the nine months ended September 30, 2007. The increase in production was a result of an increase in our installed wind capacity internationally.at September 30, 2007 by 253 MW from September 30, 2006, due to increases of installed wind capacity in Poland, Germany, Portugal, France, the United States and Greece.

The average price for wind generated electricity internationally increased slightly from €68.2 per MWh at September 30, 2006 to €75.7 per MWh at September 30, 2007 due to our expansion in new countries with different regulatory frameworks and remuneration regimes.

Mini-hydro. Revenues in the mini-hydro segment decreased by 25.1%, from €33.4 million in the nine months ended September 30, 2006 to €25.0 million in the nine months ended September 30, 2007. This decrease was primarily a result of lower market mini-hydro electricity prices in the nine months ended September 30, 2007. The average price for mini-hydro energy in the nine months ended September 30, 2006 was €78.3 per MWh and decreased to €55.6 per MWh in the nine months ended September 30, 2007. The decrease in average prices was due to a decrease in market prices which affected the remuneration of all of our installations in the ordinary regime and almost all of our installations under the special regime, as we have opted to be sold under the market tariff.

Additionally, mini-hydro energy production increased from 427 GWh in the nine months ended September 30, 2006 to 450 GWh in the nine months ended September 30, 2007, a 5.4% increase, due to more rainfall (higher hydraulicity) which contributed to the increase in mini-hydro revenues.

Other technologies. No change occurred in other technologies during these periods.

Staff costs

Staff costs increased by 66.7% from €24.9 million in the nine months ended September 30, 2006 to €41.5 million in the nine months ended September 30, 2007. The tables below set forth our staff costs and average number of employees by business and geographical wind segments as of and for the nine months ended September 30, 2006 and 2007:

	For the nine months ended September 30,			Average number of employees as of September 30,	
	2006	2007	% change	2006	2007
	(€ in millions)				
Staff costs					
Total Wind	11.9	17.9	50.4%	382	396
Spain	8.8	10.4	18.2%	270	367
International	3.1	7.5	141.9%	112	156
Mini-hydro	2.4	2.7	12.5%	60	66
Other technologies	3.7	7.6	105.4%	204	217
Overhead	6.9	13.2	91.3%	40	48
Total Staff costs	24.9	41.5	66.7%	686	854

Staff costs increased in the nine months ended September 30, 2007 compared to the same period in the previous year primarily due to an increase in staff costs in the wind segment of 50.4%. Staff costs in wind international increased by 141.9% due to an increase in the number of staff employed to set up our international offices and operations. The increase in staff costs was mainly due to the addition of new staff to support future international expansion plans and the integration of our past acquisitions. Staff costs in overhead increased by 91.3% mainly as a result of increased staff to implement our international expansion.

Capitalized staff costs

Capitalized staff costs remained consistent at €6.1 million (1.2% of revenues) in the nine months ended September 30, 2006 and 2007.

Outside services

Outside services increased by 23.9% from €86.5 million (16.8% of revenues) in the nine months ended September 30, 2006 to €107.2 million (21.7% of revenues) in the nine months ended September 30, 2007. The table below sets forth our outside services expenses by business and geographical wind segments for the nine months ended September 30, 2006 and 2007:

	For the nine months ended September 30,		
	2006	2007	% change
	(€ in millions)		
Outside services			
Total Wind	63.8	74.0	16.0%
Spain	56.9	59.1	3.9%
International	6.9	14.9	115.9%
Mini-hydro	4.3	5.8	34.9%
Other technologies	0.9	0.7	(22.2)%
Overhead	17.4	26.7	53.4%
Total Outside services	86.5	107.2	23.9%

Outside services in the wind segment increased by 16.0%, due primarily an increase in the outside services in Spain. Outside services in the wind segment in Spain increased by 3.9% due to greater maintenance and operational costs for increasing the number of wind farms in Spain as a result of the termination of certain operation and maintenance guarantee periods from our turbine suppliers. Outside services related to mini-hydro increased by €1.5 million in the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006 due primarily to hydrographic fees. Outside services in overhead increased by 53.4% due to an increase of the support services for new installations and an increase in the activity of the Group.

Other operating income

Other operating income increased by 86.8% from €6.8 million (1.3% of revenues) in the nine months ended September 30, 2006, to €12.7 million (2.6% of revenues) in the nine months ended September 30, 2007. The increase was due primarily to an increase in income from wind farm developers for the use of substations and lines in Spain.

Taxes other than income tax

Taxes other than income tax increased by 20.0% from €5.5 million (1.1% of revenues) in the nine months ended September 30, 2006 to €6.6 million (1.3% of revenues) in the nine months ended September 30, 2007. The increase was due primarily to greater local taxes that have been paid due to a greater number of wind farms.

EBITDA

EBITDA decreased by 12.8% from €410.4 million (79.8% of revenues) in the nine months ended September 30, 2006 to €357.9 million (72.4% of revenues) in the nine months ended September 30, 2007. The table below sets forth our EBITDA and EBITDA margins by business and geographical wind segment for the nine months ended September 30, 2006 and 2007:

	For the nine months ended September 30,				
	2006		2007		
	EBITDA[1] (€ in millions)	EBITDA margin[2] (%)	EBITDA[1] (€ in millions)	EBITDA margin[2] (%)	% change EBITDA
Total Wind	407.2	84.7%	381.7	81.3%	(6.3)%
Spain	383.3	85.7%	343.0	83.6%	(10.5)%
International	23.9	78.3%	38.7	65.6%	61.9%
Mini-hydro	27.6	82.6%	17.7	70.8%	(35.9)%
Other technologies	(0.6)	N/A	(2.5)	N/A	(316.7)%
Overhead	(23.8)	—	(39.0)	—	(63.8)%
Total	410.4	79.8%	357.9	72.4%	(12.8)%

(1) EBITDA represents earnings before interest, income taxes, depreciation and amortization. EBITDA is included because it is frequently used by certain investors, securities analysts and other interested parties in evaluating similar companies. However, because all

companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. EBITDA is not an item recognized under IFRS and should not be considered as an alternative to profit from operations, operating income or any other indicator of a company's operating performance required by IFRS. EBITDA should not in any way be compared to the operating income, net income or cash flow resulting from our activities nor should it be used as an indicator of our past or future profitability or liquidity.

(2) EBITDA margin is EBITDA divided by gross margin.

As a result of the above, EBITDA in the wind segment decreased by 6.3% from the nine months ended September 30, 2006 to the same period in 2007, primarily as a result of a decrease in wind EBITDA in Spain in the nine months ended September 30, 2007. EBITDA in Spain was 94.1% and 89.9% of total EBITDA in the wind segment in the nine months ended September 30, 2006 and 2007, respectively. EBITDA in mini-hydro decreased by 35.9% from the nine months ended September 30, 2006 to the same period in 2007. EBITDA in Overhead decreased by 63.8% from the nine months ended September 30, 2006 to the same period in 2007 as a consequence of the rise in the Overhead costs due to increase in the activity of the Group.

Depreciation and amortization charge

Depreciation and amortization charge increased by 14.3% from €137.6 million (26.7% of revenues) in the nine months ended September 30, 2006 to €157.3 million (31.8% of revenues) in the nine months ended September 30, 2007. This was primarily due to an increase in assets related to increased installed capacity in 2007.

Finance income

Finance income decreased by 64.6% from €25.4 million (4.9% of revenues) in the nine months ended September 30, 2006 to €9.0 million (1.8% of revenues) in the nine months ended September 30, 2007. This was primarily due to the liquidation of non-hedging derivatives which were €19.7 million in the nine months ended September 30, 2006 compared to €0 in the comparative period in 2007.

Finance costs

Finance costs increased by 68.7% from €69.7 million (13.5% of revenues) in the nine months ended September 30, 2006 to €117.6 million (23.8% of revenues) in the nine months ended September 30, 2007. This was primarily due to an increase in bank and intercompany debts owed to related parties, to finance the increase of our installed capacity. See "Related Party Transactions."

Income tax

Income tax expense decreased by 51.7% from €74.4 million in the nine months ended September 30, 2006 to €35.9 million in the nine months ended September 30, 2007. This is equivalent to an effective tax rate of 32.6% in the nine months ended September 30, 2006 compared to 39.3% in the nine months ended September 30, 2007. The tax rate was higher in the nine months ended September 30, 2007 due principally to consolidation adjustments of €7 million included in the period to reduce deferred tax of intercompany margins from asset transactions.

Minority interests

Minority interests decreased by 32.7% from €10.1 million (2% of revenues) in the nine months ended September 30, 2006 to €6.8 million (1.4% of revenues) in the nine months ended September 30, 2007. The decrease was due primarily to a decrease of the results of several companies in which we have minority interests.

Net profit

Net profit decreased by 66.2% from €144.0 million in the nine months ended September, 2006 to €48.7 million in the nine months ended September 30, 2007.

Comparison of years ended December 31, 2006 and December 31, 2005

Revenue

Revenue increased by 24.8% from €557.3 million in the year ended December 31, 2005 to €695.6 million in 2006. The increase was primarily due to a 26.3% increase in wind revenues from €518.2 million in the year ended December 31, 2005 to €654.4 million in the year ended December 31, 2006. Mini-hydro revenues also increased slightly by 5.4% during the period from €39.1 million in 2005 to €41.2 million in 2006.

Gross margin

Gross margin increased by 24.8% from €557.3 million in the year ended December 31, 2005 to €695.6 million in the year ended December 31, 2006. The increase in gross margin was due to the factors set forth in the revenue discussion above.

Business segment

The table below sets forth our revenues for the years ended December 31, 2005 and December 31, 2006 by primary business segment:

	For the year ended December 31,		
	2005	2006	% change
	(€ in millions)		
Revenue			
Wind	518.2	654.4	26.3%
Mini-hydro	39.1	41.2	5.4%
Other technologies	—	—	—
Total	557.3	695.6	24.8%

Wind. Revenues in the wind segment increased by 26.3% from €518.2 million in the year ended December 31, 2005 to €654.4 million in the year ended December 31, 2006. The increase in wind revenues was primarily due to a 20.0% increase in wind revenues in Spain from €501.1 million in 2005 to €601.2 million 2006. Revenues also increased in the Rest of the World by 211.1% from €17.1 million 2005 to €53.2 million in 2006.

Wind revenue by geography

The table below sets forth our wind revenues by geographical segment for the years ended December 31, 2005 and December 31, 2006:

	For the year ended December 31,		
	2005	2006	% change
	(€ in millions)		
Wind Revenue			
Spain	501.1	601.2	20.0%
International	17.1	53.2	211.1%
United States	—	—	—
United Kingdom	—	—	—
Rest of the World	17.1	53.2	211.1%
Total	518.2	654.4	26.3%

The table below sets forth our electricity production from wind energy in GWh by geographical segment for the years ended December 31, 2005 and 2006:

	During the year ended December 31,		
	2005	2006	% change
	(in GWh)		
Wind Electricity production			
Spain	6,240	6,624	6.2%
International	232	705	203.9%
United States	—	—	—
United Kingdom	—	—	—
Rest of the World	232	705	203.9%
Total	6,471	7,329	13.3%

The table below sets forth our average prices in € per MWh of wind energy by geographical wind segment for the years ended December 31, 2005 and 2006.

	For the year ended December 31,		
	2005	2006	% change
	(€ per MWh)		
Average Wind electricity prices			
Spain	80.3	90.8	13.1%
International	74.0	75.5	2.0%
United States	—	—	—
United Kingdom	—	—	—
Rest of the World	74.0	75.5	2.0%
Total Average prices	80.1	89.3	11.5%

Spain. Spain represented 96.7% and 91.9% of our wind revenues in the years ended December 31, 2005 and 2006, respectively. Wind revenues in Spain increased by €100.1 million or 20.0% in 2006, from €501.1 million in the year ended December 31, 2005 to €601.2 million in the year ended December 31, 2006. €65.3 million of the revenue increase was due to higher wind energy electricity prices in Spain. The average price for wind generated electricity in Spain in 2006 was €90.8 per MWh, an increase of 13.1% from €80.3 per MWh in 2005. The increase in wind energy electricity prices was due mainly to the shift of all our wind farms from the tariff to the market remuneration option. Market prices were on average 37.8% and 35.4% higher compared to the fixed tariff prices at December 31, 2005 and 2006, respectively. The price effect is calculated as a difference between prices of the corresponding month in the previous period minus the price of the actual monthly period, multiplied by the production of the actual monthly period. This effect is calculated monthly per wind farm until the end of the period when considered and totaled.

In addition, €34.8 million of the increase in wind revenues in Spain was due to a 6.2% increase in the production of wind energy from 6,240 GWh produced in 2005 to 6,624 GWh produced in 2006. The increase in wind energy production was mainly due to a 12.4% increase in installed wind capacity in Spain from 3,258 MW at December 31, 2005 to 3,662 MW at December 31, 2006. The production effect is calculated as a difference between the production of the corresponding month in the previous period minus the production of the actual monthly period, multiplied by the price of the corresponding month in the previous period. This effect is calculated monthly per wind farm until the end of the period when considered and totaled.

International. Wind revenues outside of Spain increased by 211.1% in 2006, from €17.1 million in the year ended December 31, 2005 to €53.2 million in the year ended December 31, 2006, primarily as a result of an increase in the production of wind energy as well as a smaller increase in wind electricity prices internationally. The increase in production was a result of an increase in our installed wind capacity internationally at December 31, 2006 by 204 MW from December 31, 2005, an 86.4% increase, primarily due to the full consolidation of our Greek subsidiary C. Rokas, S.A. only for the last quarter in 2005 compared to a full year in 2006, and further increases of installed capacity in Brazil, Poland, Germany, France, the United States and Portugal.

Mini-hydro. Revenues in the mini-hydro segment increased by €2.1 million or 5.4%, from €39.1 million in the year ended December 31, 2005 to €41.2 million in the year ended December 31, 2006. This increase was due to higher average electricity prices for mini-hydro energy which generated an additional €6.2 million in mini-hydro revenue, which was offset by €4.2 million in revenues due to decreased production.

The average price for mini-hydro energy in 2005 was €66.63 per MWh compared to €76.48 per MWh in 2006. The increase in average prices was due to an increase in market prices which affected the remuneration of all of our installations in the ordinary regime and almost all of our installations under the special regime, as we have opted to be sold under the market tariff.

In 2006, there was also an 8.2% decrease in the production of mini-hydro energy from 586 GWh produced in 2005 to 538 GWh produced in 2006. The decrease in production was due primarily to less rainfall in 2006 (low hydraulicity).

Other technologies. We generated €57 thousand of revenues in the solar energy business, which we commenced operations in 2006.

Staff costs

Staff costs increased by 76.0% from €21.7 million (3.9% of revenues) in the year ended December 31, 2005 to €38.2 million (5.5% of revenues) in 2006 as a result of the average number of employees having increased from 376 to 711. The table below sets forth our staff costs and average number of employees by business and geographical wind segments as of and for the years ended December 31, 2005 and 2006:

	For the year ended December 31,			Average number of employees as of December 31,	
	2005	2006	% change	2005	2006
	(€ in millions)				
Staff costs					
Total Wind	9.4	17.6	87.2%	251	396
Spain	8.5	11.9	40.0%	213	272
International	0.9	5.7	533.3%	38	124
Mini-hydro	3.1	3.3	6.5%	59	60
Other technologies	2.4	6.4	166.8%	30	207
Overhead	6.8	11.0	61.8%	36	48
Total Staff	21.7	38.2	76.0%	376	711

Staff costs increased in the year ended December 31, 2006 compared to the year ended December 31, 2005, primarily due to an increase in staff costs in the wind segment of 87.2%. The increase in staff costs was mainly due to the addition of new staff to support future international expansion plans and the integration of our past acquisitions. Staff costs in the international wind segment increased by 533.3%. Staff costs related to wind activities in Spain increased by €3.4 million, as a result of the increase in employees as part of our platform for future growth. Staff costs related to mini-hydro increased by €0.2 million in the year ended December 31, 2006 compared to 2005. Staff costs in Other technologies increased due to the acquisition of Community Energy Inc., through the inclusion of staff from the division of trading of renewable energy certificates, and the full consolidation in 2006 of C. Rokas, S.A. through the inclusion of staff from the division of electromechanicals. Staff costs in overhead increased by 61.8% as a result of an increase of manager staff support.

Capitalized staff costs

Capitalized staff costs increased by 42.1% from €5.7 million (1.0% of revenues) in the year ended December 31, 2005 to €8.1 million (1.2% of revenues) in 2006. Personnel costs for staff engaged in facility development and construction increased as a result of increased development and construction in 2006.

Outside services

Outside services increased by 47.4% from €77.4 million (13.9% of revenues) in the year ended December 31, 2005 to €114.1 million (16.4% of revenues) in 2006. The table below sets forth our outside services expenses by business and geographical wind segments for the years ended December 31, 2005 and 2006:

	For the year ended December 31,		
	2005	2006	% change
	(€ in millions)		
Outside services			
Total Wind	61.6	81.6	32.6%
Spain	59.2	72.8	23.0%
International	2.3	8.9	287.0%
Mini-hydro	4.2	6.0	42.9%
Other technologies	0.2	1.1	450.0%
Overhead	11.5	25.3	120.0%
Total	77.4	114.1	47.5%

Outside services in the wind segment increased by 32.6% in the year ended December 31, 2006 compared to 2005, due to an increase of 23.0% in the outside services in Spain and an increase of 287.0% in the outside services in International. The primary reason for the increase in outside services in the wind segment in Spain in 2006 was an increase in the installed capacity and resulting direct expenses of the operation of our renewable energy facilities (including operation and maintenance, land leases and insurance). Costs for outside services in International increased significantly from €2.3 million in 2005 to €8.9 million in 2006 due in large part to the expenses arising from the expansion of our operations internationally in connection with our international expansion. Outside services related to mini-hydro increased by 42.9% in the year ended December 31, 2006 compared to 2005 as our installed mini-hydro capacity increased and by the increase in mini-hydro royalties cost. Outside services for overhead also increased by 120.0% due to an increase in Iberdrola, S.A. and external support services received as a consequence of our expansion of business activities.

Other operating income

Other operating income increased by 76.3% from €8.0 million (1.4% of revenues) in the year ended December 31, 2005 to €14.1 million (2.0% of revenues) in 2006. The increase is primarily due to fees received from the assignment of our mini-hydro operations and other management services to third parties and other income from construction activities of C. Rokas, S.A. which we fully consolidated only for the last quarter of 2005 compared to the full year in 2006, and by income from renewable energy certificates traded by Community Energy, Inc. in the United States.

Taxes other than income tax

Taxes other than income tax decreased by 38.5% from €14.3 million in the year ended December 31, 2005 to €8.8 million in 2006. Taxes other than income tax were significantly greater in 2005 as a result of a provision created in an amount of €8.1 million for a potential negative ruling in an action brought by the excise tax authorities in Spain regarding electricity tax for the fiscal years ended December 31, 2000 to 2003. See "Business—Legal Matters."

EBITDA

EBITDA increased by 21.6% from €457.6 million (82.1% of revenues) in the year ended December 31, 2005 to €556.7 million (80.0% of revenues) in the year ended December 31, 2006. The table below sets forth our EBITDA and EBITDA margins by business and geographical wind segments for the years ended December 31, 2005 and 2006:

	For the year ended December 31,				
	2005		2006		
	EBITDA(1) (€ millions)	EBITDA margin(2) (%)	EBITDA(1) (€ millions)	EBITDA margin(2) (%)	% change EBITDA(1)
Total Wind	440.7	85.0%	556.9	85.1%	26.4%
Spain	426.6	85.1%	517.5	86.1%	21.3%
International	14.1	82.4%	39.4	74.1%	179.4%
Mini-hydro	34.0	87.0%	33.3	80.8%	(2.3)%
Other technologies	1.0	—	(0.5)	—	—
Overhead	(18.1)	—	(33.0)	—	(82.1)%
Total	457.6	82.1%	556.7	80.0%	21.6%

(1) EBITDA represents earnings before interest, income taxes, depreciation and amortization. EBITDA is included because it is frequently used by certain investors, securities analysts and other interested parties in evaluating similar companies. However, because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. EBITDA is not an item recognized under IFRS and should not be considered as an alternative to profit from operations, operating income or any other indicator of a company's operating performance required by IFRS. EBITDA should not in any way be compared to the operating income, net income or cash flow resulting from our activities nor should it be used as an indicator of our past or future profitability or liquidity.

(2) EBITDA margin is EBITDA divided by gross margin.

EBITDA increased due primarily to a 26.4% increase in EBITDA in the wind segment in the year ended December 31, 2006 compared to the year ended December 31, 2005, and mainly due to an increase in EBITDA in Spain of 21.3% in 2006. EBITDA in Spain was 96.8% and 92.9% of total EBITDA in the wind segment in the year ended December 31, 2005 and 2006, respectively. EBITDA has changed for the reasons described above.

Depreciation and amortization charge

Depreciation and amortization charge increased by 21.7% from €149.9 million in the year ended December 31, 2005 to €182.4 million in 2006. This was primarily due to an increase in operating assets for our wind farms in 2006.

Result of companies accounted for using the equity method

Income from investments in associate companies was €36 thousand in the year ended December 31, 2005 compared to €0 in the year ended December 31, 2006.

Finance income

Finance income increased by 622.7% from €4.4 million in the year ended December 31, 2005 to €31.8 million in 2006. This increase was primarily due to additional income of €23.5 million from the settlement of non-hedging derivatives, as explained above in "Factors Affecting Our Historical Results of Operations—Derivatives Treatment." Capitalized finance costs for property, plant and equipment increased by 212.4% to €6.1 million in 2006 as a result of an increase in debt to finance the increase of development and construction in 2006. The increase in finance income was partially offset by a decrease of €0.7 million in income from other marketable securities.

Finance costs

Finance costs increased by 45.9% from €68.8 million in the year ended December 31, 2005 to €100.3 million in 2006. Finance costs from debt financing for the year ended December 31, 2006 amounted to €98.7 million, €65.9 million of which corresponded to intercompany debt and €32.8 million to external debt, compared to €61.2 million, €38.0 million of which corresponded to intercompany debt and €23.2 million to external debt for the year ended December 31, 2005. The increase in finance costs from debt financing is due to an increase in intercompany debt from €2,270.9 million to €2,565.6 million and an increase in external debt from €371.6 million to €591.1 million from December 31, 2005 to December 31, 2006. The increase in indebtedness was required to finance the increase in our installed capacity.

Additionally, finance costs included changes in the fair value of derivatives classified as non-hedging derivatives of €12.1 million in 2005 and €4.9 million in 2006. The increase in finance costs was offset in part by €5.9 million and €3.9 million gains in the year ended December 31, 2005 and 2006, respectively, as a result of decreases in the fair value of non-hedging derivatives for interest rate swaps and currency swaps.

Income tax

Income tax expense increased by 17.7% from €90.2 million in the year ended December 31, 2005 to €106.2 million in 2006. This is equivalent to an effective tax rate of 34.6% in 2006 compared to 37.0% in 2005. The 37.0% effective tax rate in 2005 was due to the correction of deductions for investments of €5.2 million recognized in previous years. Without this correction, the effective tax rate in 2005 would have been 34.9%.

Minority interests

Minority interests increased by 20.2% from €8.9 million in the year ended December 31, 2005 to €10.7 in the year ended December 31, 2006. This increase was mainly due to the consolidation of C. Rokas, S.A.'s results of operations only for the last quarter in 2005 compared to a full year of consolidation in 2006.

Net profit

Net profit increased by 31.5% from €144.3 million in the year ended December 31, 2005 to €189.7 million in 2006.

Comparison of years ended December 31, 2005 and December 31, 2004

Revenue

Revenue increased by 69.2% from €329.4 million in the year ended December 31, 2004 to €557.3 million in the year ended December 31, 2005. The increase was primarily due to a 69.7% increase in wind revenues from €305.3 million in the year ended December 31, 2004 to €518.2 million in the year ended December 31, 2005. Additionally, mini-hydro revenues increased by 62.2% from €24.1 million in 2004 to €39.1 million in 2005.

Gross margin

Gross margin increased by 69.1% from €329.5 million in the year ended December 31, 2004 to €557.3 million in the year ended December 31, 2005. The increase in gross margin was due to the factors set forth in the revenue discussion above.

Business segment

The table below sets out our revenues for the years ended December 31, 2004 and December 31, 2005 by primary business segment.

	For the year ended December 31,		
	2004	2005	% change
	(€ in millions)		
Revenue			
Wind	305.3	518.2	69.7%
Mini-hydro	24.1	39.1	62.2%
Other technologies	—	—	—
Total	329.4	557.3	69.2%

Wind. Revenues in the wind segment increased by 69.7%, from €305.3 million in the year ended December 31, 2004 to €518.2 million in the year ended December 31, 2005. The increase in wind revenues was primarily due to a 64.1% increase in wind revenues in Spain from €305.3 million in 2004 to €501.1 million in 2005. We also recognized wind revenue of €17.1 million in the Rest of the World for the first time in 2005.

Wind revenue by geography

The table below sets out our wind revenues by geographical segment for the years ended December 31, 2004 and December 31, 2005.

	For the year ended December 31,		
	2004	2005	% change
	(€ in millions)		
Wind revenue			
Spain	305.3	501.1	64.1%
International	—	17.1	—
United States	—	—	—
United Kingdom	—	—	—
Rest of the World	—	17.1	—
Total	305.3	518.2	69.7%

The table below sets forth our electricity production from wind energy in GWh by geographical segment for the years ended December 31, 2004 and 2005.

	During the year ended December 31,		
	2004	2005	% change
	(in GWh)		
Wind electricity production			
Spain	4,846	6,240	28.8%
International	—	232	—
United States	—	—	—
United Kingdom	—	—	—
Rest of the World	—	232	—
Total	4,846	6,471	33.5%

The table below sets forth our average prices in € per MWh of wind energy by business and geographical wind segment for the years ended December 31, 2004 and 2005.

	For the year ended December 31, 2004	2005	% change
	(€ per MWh)		
Average Wind electricity prices			
Spain	63.0	80.3	27.5%
International	—	74.0	—
United States	—	—	—
United Kingdom	—	—	—
Rest of the World	—	74.0	—
Total	63.0	80.1	27.1%

Spain. Spain represented 100% and 96.7% of our wind revenues in the years ended December 31, 2004 and 2005, respectively. Wind revenues in Spain increased by €195.8 million or 64.1% from €305.3 million in the year ended December 31, 2004 to €501.1 million in the year ended December 31, 2005. Of the increase, €83.8 million was due to higher wind energy electricity prices in Spain. The average price for wind generated electricity in Spain in 2005 was €80.30 per MWh, an increase of 27.5% from €63.00 per MWh in 2004. Wind market prices were consequently on average 3.1% and 37.8% higher compared to the fixed tariff prices at December 31, 2004 and 2005, respectively, and we shifted approximately half of our wind facilities from the regulated tariff into market pricing in order to benefit from higher wind electricity prices in the market. The price effect is calculated as a difference between prices of the corresponding month in the previous period minus the price of the actual monthly period, multiplied by the production of the actual monthly period. This effect is calculated monthly per wind farm until the end of the period when considered and totaled.

In addition, €111.9 million of the increase in wind revenues in Spain was due to a 28.8% increase in the production of wind energy in Spain from 4,846 GWh produced in 2004 to 6,240 GWh produced in 2005. The increase in production in Spain was due to a 12.7% increase in installed wind capacity in Spain from 2,891 MW at December 31, 2004 to 3,258 MW at December 31, 2005. The production effect is calculated as a difference between the production of the corresponding month in the previous period minus the production of the actual monthly period, multiplied by the price of the corresponding month in the previous period. This effect is calculated monthly per wind farm until the end of the period when considered and totaled.

International. Wind revenues generated outside of Spain totaled €17.1 million in the year ended December 31, 2005 generated in Greece and Portugal. This was primarily due to the full consolidation of our Greek subsidiary C. Rokas, S.A. in the last quarter in 2005. We produced 232 GWh of electricity outside of Spain in 2005. We did not generate any international wind revenues in 2004.

Mini-hydro. Revenues in the mini-hydro segment increased by €15.0 million or 62.2% from €24.1 million in the year ended December 31, 2004 to €39.1 million in the year ended December 31, 2005. This increase was due to higher average electricity prices, which generated €12.2 million in additional mini-hydro revenues. The average price for mini-hydro in Spain in 2004 was €42.59 per MWh compared to €66.63 per MWh in 2005, due to higher market prices. The increase in average prices was due to an increase in market prices which affected the remuneration of all of our installations in the ordinary regime and almost all of our installations under the special regime, as we have opted to be sold under the market tariff. In 2005, there was a 3.5% increase in the production of mini-hydro energy from 566 GWh produced in 2004 to 586 GWh produced in 2005 due to heavy rainfall in 2005, which contributed €2.7 million to our increase in revenues.

Other technologies. No revenues were generated in other our renewable energy technologies in 2004 or 2005.

Staff costs

Staff costs increased by 64.4% from €13.2 million (4.0% of revenues) in the year ended December 31, 2004 to €21.7 million (3.9% of revenues) in 2005, as a result of the average number of employees having increased from 236 to 376, although as a percentage of revenue staff costs remained substantially consistent from 2004 to 2005. The tables below set forth our staff costs and average number of employees by business and geographical wind segments as of and for the years ended December 31, 2004 and 2005:

	For the year ended December 31,		% change	Average number of employees as of December 31,	
	2004	2005		2004	2005
	(€ in millions)				
Staff costs					
Total Wind	6.8	9.4	38.0%	146	251
Spain	6.8	8.5	25.0%	146	213
International	0	0.9	—	0	38
Mini-hydro	3.3	3.1	(6.1)%	56	59
Other technologies	0	2.4	—	1	30
Overhead	3.1	6.8	119.4%	33	36
Total Staff costs	13.2	21.7	64.4%	236	376

Staff costs increased in the year ended December 31, 2005 by 64.4% compared to the year ended December 31, 2004, in part due to an increase in staff costs in the wind segment of 38.0%. The increase in staff costs in the wind segment was due in part to a 43.2% increase in the number of employees in Spain as part of our platform for future growth. We started to incur staff costs internationally for the first time in the year 2005 due to the commencement of our wind electricity operations in Poland, Germany and Greece where we started to fully consolidate the staff costs of C. Rokas, S.A. during the fourth quarter of 2005. Staff costs related to mini-hydro decreased by 6.1% in the year ended December 31, 2005 compared to 2004. Staff costs in overhead increased by 119.4% as a result of increased staff to implement our international expansion.

Capitalized staff costs

Capitalized staff costs increased by 46.2% from €3.9 million (1.2% of revenues) in the year ended December 31, 2004 to €5.7 million (1.0% of revenues) in 2005. This was primarily due to an increase in direct staff that are involved in the development of wind farms.

Outside services

Outside services increased by 12.7% from €68.7 million (20.8% of revenues) in the year ended December 31, 2004 to €77.4 million (13.9% of revenues) in 2005, although outside services decreased as a percentage of revenue from 2004 to 2005. The table below sets forth our outside services expenses by business and geographical wind segments (excluding overhead expenses) for the years ended December 31, 2004 and 2005:

	For the year ended December 31,		% change
	2004	2005	
	(€ in millions)		
Outside services			
Total Wind	55.5	61.6	11.0%
Spain	54.6	59.2	8.5%
International	0.9	2.3	155.6%
Mini-hydro	5.8	4.2	(27.6)%
Other technologies	1.3	0.2	(84.6)%
Overhead	6.1	11.5	88.5%
Total Outside services	68.7	77.5	12.7%

Outside services in the wind segment increased by 11.0% in the year ended December 31, 2005 compared to 2004, due primarily to an increase of €4.6 million in Spain and a €1.4 million increase in international. The increase in outside services in Spain in 2005 was principally due to an increase in installed capacity, and resulting direct expenses of the operation of our renewable energy facilities (including operation and maintenance, land leases and development costs). Those increases were partially offset by a decrease of 21.1% in insurance expenses (€1.5 million) mainly due to a decrease in insurance premiums in our global insurance agreements as a result of renegotiation of certain terms and extending insurance coverage for the entire Iberdrola Renovables Group. Outside services in International increased significantly in 2005 compared to 2004 due to the full consolidation of C. Rokas, S.A. in Greece during the fourth quarter of 2005. Outside services in Overhead increased by 88.5% due to an increase in Iberdrola, S.A. support services received as a consequence of our expansion of business activities.

Other operating income

Other operating income decreased by 18.4% from €9.8 million (3.0% of revenues) in the year ended December 31, 2004 to €8.0 million (1.4% of revenues) in 2005. The decrease was due to greater margins in other operating income from construction activities of C. Rokas, S.A. in the year ended December 31, 2004. We fully consolidated C. Rokas, S.A. for the last quarter in the year ended December 31, 2005.

Taxes other than income tax

Taxes other than income tax increased by 169.8% from €5.3 million (1.6% of revenues) in the year ended December 31, 2004 to €14.3 million (2.6% of revenues) in 2005. The increase during the 2005 fiscal year arises from an €8.1 million provision for a potential negative ruling in an action brought by the tax authorities regarding electricity tax for the fiscal years ended December 31, 2000 to 2003. See "Business—Legal Matters."

EBITDA

EBITDA increased by 78.8% from €256.0 million (77.7% of revenues) in the year ended December 31, 2004 to €457.6 million (82.1% of revenues) in the year ended December 31, 2005 as discussed above. The table below sets forth our EBITDA and EBITDA margins by business and geographical wind segments for the years ended December 31, 2004 and 2005:

	For the year ended December 31,				
	2004		2005		
	EBITDA(1) (€ in millions)	EBITDA margin(2) (%)	EBITDA(1) (€ in millions)	EBITDA margin(2) (%)	% change EBITDA(1)
Total Wind	249.9	81.9%	440.7	85.0%	76.3%
Spain	250.8	82.1%	426.6	85.1%	70.1%
International	(0.9)	—	14.1	82.4%	—
Mini-hydro	16.6	68.9%	34.0	87.0%	104.9%
Other technologies	(1.4)	—	1.0	—	171.4%
Overhead	(9.2)	—	(18.1)	—	(96.7)%
Total	256.0	77.7%	457.6	82.1%	78.8%

(1) EBITDA represents earnings before interest, income taxes, depreciation and amortization. EBITDA is included because it is frequently used by certain investors, securities analysts and other interested parties in evaluating similar companies. However, because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. EBITDA is not an item recognized under IFRS and should not be considered as an alternative to profit from operations, operating income or any other indicator of a company's operating performance required by IFRS. EBITDA should not in any way be compared to the operating income, net income or cash flow resulting from our activities nor should it be used as an indicator of our past or future profitability or liquidity.

(2) EBITDA margin is EBITDA divided by gross margin.

EBITDA increased due primarily to a 76.3% increase in EBITDA in the wind segment in the year ended December 31, 2005 compared to the year ended December 31, 2004, and mainly due to an increase in Spain of 70.1% in 2005.

EBITDA in Spain in the year ended December 31, 2005 was 96.8% of total EBITDA in the wind segment. EBITDA has changed for the reasons described above.

Depreciation and amortization charge

Depreciation and amortization charge increased by 38.2% from €108.5 million in the year ended December 31, 2004 to €149.9 million in 2005. This was primarily due to an increase in operating assets in 2005.

Result of companies accounted for using the equity method

Negative contribution from investments in associate companies was €5.0 million in the year ended December 31, 2004 compared to income from investments in associate companies of €36 thousand in the year ended December 31, 2005. This was due to the consolidation by equity method of the losses contributed by Enerbrasil in 2004, compared to the full consolidation of the losses of Enerbrasil in 2005.

Finance income

Finance income decreased by 46.3% from €8.2 million in the year ended December 31, 2004 to €4.4 million in 2005. This was primarily due to a decrease in capitalized finance costs for property, plant and equipment of 63.5%, from €5.2 million in 2004 to €1.9 million in 2005 as a result of the decrease in finance costs explained below.

Finance costs

Finance costs decreased by 22.6% from €88.8 million in the year ended December 31, 2004 to €68.8 million in 2005. Finance costs from debt financing for the year ended December 31, 2005 amounted to €61.2 million, €38.0 million of which corresponded to intercompany debt and €23.2 million to external debt, compared to €78.3 million for the year ended December 31, 2004, €27.7 million of which corresponded to intercompany debt and €50.6 million to external debt. This decrease in finance costs from debt financing was primarily due to a restructuring undertaken in 2004 of debt in companies we acquired from Gamesa Energía, S.A. ("Gamesa Energía") in 2003, during which time the majority of the project finance debt was replaced by intercompany financial debt with a lower interest rate and consequently, finance costs from intercompany debt increased. The decrease in finance costs from debt financing was partially offset by an increase in intercompany debt from €1,983.4 million to €2,270.9 million and an increase in external debt from €294.8 million to €371.5 million from December 31, 2004 to December 31, 2005. The increase in indebtedness was required to finance the increase in our installed capacity.

Additionally, finance costs included changes in the fair value of derivatives classified as non-hedging derivatives of €10.5 million in 2004 and €12.1 million in 2005. The fair value of non-hedging derivatives for interest rate swaps and currency swaps decreased by €1.6 million in 2005.

Income tax

Income tax expense increased by 283.8% from €23.5 million in the year ended December 31, 2004 to €90.2 million in 2005. This is equivalent to an effective tax rate of 38.0% in 2004 compared to 37.0% in 2005. The 38.0% effective tax rate in 2004 was mainly due to an error of €4.3 million in the process of harmonization to IFRS accounting principles. Without this error, the effective tax rate in 2004 would have been 31.0%. The 37.0% effective tax rate in 2005 was due to the correction of deductions for investments recognized in previous years for €5.2 million. Without this correction, the effective tax rate in 2005 would have been 34.9%.

Minority interests

Minority interests increased by 128.2% from €3.9 million in the year ended December 31, 2004 to €8.9 million in the year ended December 31, 2005. Minority interests in net income increased in 2005 due to a harmonization adjustment in depreciation conducted in 2004 and previous years for a subsidiary of the Iberdrola Renovables Group.

Net profit

Net profit for the year increased by 318.3% from €34.5 million in the year ended December 31, 2004 to €144.3 million in 2005.

Liquidity and Capital Resources

We have a general policy to finance our expansion and our ordinary business activities mainly through financing received from our parent company Iberdrola, S.A. through reciprocal current account debts. Iberdrola, S.A. continues to provide financing to us to allow us to adequately carry on our business activities and currently financing from Iberdrola, S.A. comprises 84.7% of our total indebtedness as of September 30, 2007. We had negative working capital at the years ended December 31, 2004, 2005, 2006 and at September 30, 2007, primarily due to classification as current borrowings of the reciprocal current account debts from Iberdrola, S.A. See "Related Party Transactions."

Cash Flow Statement data

The table below summarizes our cash flow for the years ended December 31, 2005 and 2006, and for the nine months ended September 30, 2006 and September 30, 2007. The 2004 cash flow information presented elsewhere in this offering memorandum is unaudited and was prepared by applying IFRS in effect at December 31, 2005 and is presented in the consolidated financial statements as of December 31, 2005 for comparative purposes only. Moreover, the cash flow statements presented in the financial statements for the year ended December 31, 2006 have been prepared following the new presentation format used by our parent company, Iberdrola, S.A. which is different than the cash flow old presentation format included in the consolidated financial statements in the year ended December 31, 2005. As a consequence, the line items for the 2004 and 2005 cash flow statements presented in the audited financial statements as of and for the year ended December 31, 2005 included elsewhere in this offering memorandum have not been reclassified to reflect the changes to the audited cash flow statements as of December 31, 2006, including the reclassified December 31, 2005 cash flow information set forth as comparative information in the audited consolidated financial statements as of December 31, 2006, which are as presented below. We have included a reconciliation of the line items between the new presentation format for the cash flow statements for the year ended December 31, 2006 and the old presentation format for cash flow statements for the year ended December 31, 2005, and we have included also the cash flow statements presented in the consolidated financial statements as of December 31, 2005 in the old presentation format, with 2004 cash flow information for comparative purposes only.

The main financing received from Iberdrola, S.A. is accounted for as short-term debt on our balance sheet and any changes in our financing from Iberdrola, S.A. affect our cash flow from operations.

	For the year ended December 31,		For the nine months ended September 30,	
	2005[1] (audited)	2006 (audited)	2006 (unaudited)	2007 (unaudited)
	(€ in millions)			
Cash flows from operating activities				
Profit for the year	153.2	200.4	154.1	55.5
Adjustments for:				
Depreciation and amortization expense and provisions	152.0	187.2	141.1	160.3
Net result of associates	—	—	—	0.6
Grants credited to income	(2.1)	(4.8)	(3.5)	(2.9)
Finance income and expense	64.4	68.6	44.3	108.5
Gains on disposal of non-current assets	0	(0.9)	—	—
Profit for the year adjusted	367.5	450.5	336.0	322.0
Change in working capital				
Change in trade and other receivables	(45.0)	74.4	26.8	(31.8)
Change in trade and other payables	392.3	401.8	71.6	731.3
Effect in working capital of changes in the consolidation method and/or scope	37.5	(238.9)	(114.1)	(268.2)
Effect in non-current trade and other payables	2.4	3.8	16.4	(28.6)
Income tax paid	(5.4)	(13.8)	(13.8)	(26.7)
Interest received	2.5	25.8	25.7	8.9
	751.8	703.5	348.6	706.9
Cash flows from investing activities				
Investment in intangible assets	(5.3)	(8.4)	(7.0)	(2.5)
Investment in property, plant and equipment	(617.3)	(644.1)	(375.6)	(609.0)
Investment in subsidiaries, net of cash and cash equivalents acquired	(97.9)	—	—	—
Purchase of other non-current financial assets	(13.3)	(38.3)	(26.8)	(11.1)
Change in working capital for current financial assets	(21.3)	(5.3)	1.5	(9.5)
Proceeds on disposal of non-financial assets	11.8	7.3	0.6	1.6
Proceeds on disposal of financial assets	3.0	—	—	14.3
	(740.2)	(688.8)	(407.3)	(616.2)

	For the year ended December 31,		For the nine months ended September 30,	
	2005[1] (audited)	2006 (audited)	2006 (unaudited)	2007 (unaudited)
	(€ in millions)			
Cash flows from financing activities				
Deferred income	30.8	32.3	22.2	6.5
Contributions to provisions	(0)	—	(1.7)	(0.5)
Change in working capital for current interest bearing loans and borrowings	54.7	29.9	(26.2)	29.0
Cash proceeds from borrowings	16.9	118.6	199.7	83.7
Interest paid or capitalized	(65.9)	(98.1)	(66.1)	(113.4)
Dividends paid	(14.3)	(35.9)	(36.0)	(97.1)
	22.2	46.8	91.9	(91.8)
Net increase/(decrease) in cash and cash equivalents	33.8	61.4	33.2	(1.1)
Cash and cash equivalents at the beginning of period	27.6	61.4	61.3	122.8
Cash and cash equivalents at the end of period	61.4	122.8	94.5	121.7

(1) The cash flow information in our audited consolidated financial statements as of December 31, 2005 differ from the cash flow information as of December 31, 2005 used as a comparative period in the audited consolidated financial statements as of December 31, 2006 due to a reclassification in 2006 of certain line items in order to follow the cash flow statement format of our the parent company, Iberdrola, S.A. Therefore, the cash flow information presented above does not reflect the cash flow statement in the audited consolidated financial statements as of December 31, 2005 presented elsewhere in this offering memorandum.

The cash flow statement as of December 31, 2005 in the old presentation format, with unaudited 2004 cash flow information for comparative purposes only, is presented below:

	For the year ended December 31,	
	2004 (unaudited)	2005 (audited)
	(€ in millions)	
Cash flows from operating activities		
Profit for the year	38.3	153.2
Adjustments for:		
Depreciation and amortization expense and provisions	108.5	149.9
Net result of associates	0	0
Gains on disposal of non-current assets	—	0.1
Restatement of non-current tax credits	—	5.2
Capitalized employee benefits and finance expenses	(9.2)	(7.6)
Income and expense recognized directly in reserves	14.0	2.5
Deferred tax	4.9	8.1
Change in working capital		
(Increase) in trade and other receivables	(88.6)	(63.9)
Increase in current trade and other payables	930.4	400.9
	998.3	648.4
Cash flows from investing activities		
Investment in intangible assets	(3.4)	(5.3)
Investment in property, plant and equipment	(623.5)	(609.7)
Investment in subsidiaries, net of cash and cash equivalents acquired	(58.7)	(97.9)
Purchase of other non-current financial assets	(14.4)	(13.3)
Derecognition of intangible assets	—	3.4
Derecognition of property, plant and equipment	(12.2)	8.8
Derecognition of non-current financial assets	—	3.0
Impact of changes in consolidation method and/or scope	(166.1)	40.4
Translation differences	0	(0.2)
	(878.3)	(670.7)

	For the year ended December 31,	
	2004 *(unaudited)*	2005 *(audited)*
	(€ in millions)	
Cash flows from financing activities		
Deferred income	8.1	30.8
Contributions to provisions	0	(0.1)
Cash proceeds from borrowings	508.6	16.9
Cash repayment or transfer of borrowings from non-current to current	(577.9)	(12.5)
Increases in and/or use of tax credits	(17.8)	1.9
Dividends paid	—	(14.3)
Change in working capital		
Change in working capital for current financial assets	16.1	(21.3)
Change in working capital for current interest bearing loans and borrowings	(65.0)	54.7
	(128.0)	56.1
Net increase in cash and cash equivalents	(8.0)	33.8
Cash and cash equivalents at January 1	35.6	27.6
Cash and cash equivalents at December 31	27.6	61.4

The reconciliation of the 2005 line items between the cash flow statement included in the consolidated financial statements as of December 31, 2005 (the "2005 version") and the consolidated financial statements as of December 31, 2006 (the "2006 version"), are as follows:

Cash flow reconciliation	*(€ in millions)*
Cash flows from operating activities (I) 2005 version	648.4
Finance income and expense (2006 version)	64.4
Effect in working capital of changes in the consolidation method and/or scope (2006 version)	37.5
Other	1.5
Cash flows from operating activities (I) 2006 version	751.8
Cash flows from investing activities (II) 2005 version	(670.7)
Impact of changes in consolidation method and/or scope (2005 version)	(40.4)
Change in working capital for current financial assets (2006 version)	(21.3)
Other	(7.8)
Cash flows from investing activities (II) 2006 version	(740.2)
Cash flows from financing activities (III) 2005 version	56.1
Interest paid or capitalized (2006 version)	(65.9)
Change in working capital for current financial assets (2005 version)	21.3
Other	10.7
Cash flows from financing activities (III) 2006 version	22.2

Cash flow from operating activities

Our discussion of cash flows from operating activities presents adjusted cash flow from operating activities, which excludes the changes in our intercompany debt from Iberdrola, S.A. and effects due to changes in consolidation method and/or scope and includes changes in trade and other payables adjusted to exclude intercompany debt from Iberdrola, S.A., as set forth in the table below.

	For the year ended December 31,		For the nine months ended September 30,	
	2005[(1)] *(audited)*	2006 *(audited)*	2006 *(unaudited)*	2007 *(unaudited)*
	(€ in millions)			
Cash flow from operating activities	751.8	703.6	348.6	706.9
Financing from Iberdrola, S.A.	(331.9)	(337.5)	(100.8)	(616.7)
Effect in working capital of changes in the consolidation method and/or scope	(37.5)	238.9	114.1	268.2
Adjusted cash flow from operating activities	382.4	605.0	361.9	358.4
Change in trade and other payables excluding financing from Iberdrola, S.A.	60.4	64.3	(29.1)	114.6

Nine months ended September 30, 2007 and 2006

During the nine months ended September 30, 2007 we generated €706.9 million of cash flow from operations compared to €348.6 million for the nine months ended September 30, 2006, an increase of €358.3 million. If we exclude the effect of the financing from our parent company, Iberdrola, S.A., and the effect in working capital of changes in the consolidation method and/or scope, adjusted cash flow from operating activities was €358.4 million for the nine months ended September 30, 2007, compared to €361.9 million for the nine months ended September 30, 2006. This decrease was primarily a result of the following:

- a positive contribution of €114.6 million from changes in trade and other payables excluding financing from Iberdrola, S.A. for the nine months ended September 30, 2007 compared to a negative contribution of €29.1 million for the nine months ended September 30, 2006 due to an increase in trade payables of property plant and equipment.

This cash flow increase was offset, primarily, by:

- a decrease in profit from operations adjusted for the year from €322.0 in the nine months ended September 30, 2007 to €336.0 million in the nine months ended September 30, 2006;
- a negative contribution of €31.8 million from changes in trade and other receivables for the nine months ended September 30, 2007 compared to a positive contribution of €26.8 million for the nine months ended September 30, 2006 due to reduction in the trade receivables as a consequence of the decrease in revenues in 2007; and
- a negative contribution of €28.6 million from effect in non-current trade and other payables for the nine months ended September 30, 2007 compared to a positive effect of €16.4 million for the nine months ended September 30, 2006 due to reduction of net balances of tax liabilities and tax payables.

Years ended December 31, 2006 and 2005

During the year ended December 31, 2006 we generated €703.6 million of cash flow from operations compared to €751.8 million for the year ended December 31, 2005, a decrease of €48.2 million. If we exclude the effect of the changes in financing from our parent company, Iberdrola, S.A., and the effect in working capital of changes in the consolidation method and/or scope, adjusted cash flow from operating activities was €605.0 million in year ended December 31, 2006, compared to €382.4 million in the year ended December 31, 2005. This increase was primarily as a result of the following:

- a positive contribution of €64.3 million from changes in trade and other payables excluding financing from Iberdrola, S.A. for the year ended December 31, 2006 compared to a contribution of €60.4 million for the year ended December 31, 2005;
- an increase in profit for the year adjusted from €367.5 million in the year ended December 31, 2005 to €450.5 million in the year ended December 31, 2006; and
- a positive contribution of €74.4 million from changes in trade and other receivables for the year ended December 31, 2006 compared to a negative contribution of €45.0 million for the year ended December 31, 2005 due to a reduction in the trade receivables as a consequence of change of method in invoicing to OMEL, on a weekly basis (previously on a monthly basis), which has reduced the collection period.

The breakdown of the line item change in trade and other payables, to show the variation of the financing from our parent company, Iberdrola, S.A., is as follows:

	For the year ended December 31,		For the nine months ended September 30,	
	2005 *(audited)*	2006 *(audited)*	2006 *(unaudited)*	2007 *(unaudited)*
	(€ in millions)			
Change in trade and other payables				
External creditors	60.5	64.3	(29.1)	114.6
Financial debt of Iberdrola, S.A.	331.8	337.5	100.8	616.7
Total	392.3	401.8	71.6	731.3

Cash flow used in investing activities

Nine months ended September 30, 2007

We used €616.2 million of cash for investing activities for the nine months ended September 30, 2007, including €609.0 million of cash in investments in property plant and equipment primarily related to the construction and installation of wind farms in Spain, the United States and the Rest of the World, and mini-hydro plants in Spain; €2.5 million of cash outflow for investments in intangible assets, mainly technical software; €11.1 million of cash outflow in net current and non-current financial investments due primarily to an increase in short-term cash deposits and term deposits; and offset by €14.3 million, primarily due to a decrease in prepayments made for future acquisitions of new companies and assets.

Nine months ended September 30, 2006

For the nine months ended September 30, 2006 we used €407.3 million of cash for investing activities, including €375.6 million of cash in investments in property plant and equipment primarily related to the construction and installation of wind farms in Spain and in the Rest of the World, and mini-hydro plants in Spain; €26.8 million of cash outflow in net current and non-current financial investments due primarily to an increase in short-term cash deposits and term deposits; and €7.0 million of cash outflow in investments in intangible assets, mainly rights for the use of electric lines and substations and also surface and transit rights.

Year ended December 31, 2006

We used €688.8 million of cash for investing activities in the year ended December 31, 2006, including €644.1 million of cash outflow for investments of property plant and equipment primarily related to the construction and installation of wind farms in Spain, the United States and the Rest of the World, and mini-hydro plants in Spain; €38.3 million of cash outflow in net current and non-current financial investments due mainly to an increase in term deposits; €8.4 million of cash outflow in investments in intangible assets due to increases in rights for the use of electric installations and technical software; and cash inflow from proceeds on disposal of non financial assets of €7.3 million as a result of the sale of certain assets (such as certain electricity lines or substations) to Red Eléctrica de España ("REE") to connect to the electricity grid.

Year ended December 31, 2005

We used €740.2 million of cash for investing activities in the year ended December 31, 2005, including €617.3 million of cash in investments of property plant and equipment primarily related to the construction and installation in construction of wind farms in Spain and in the Rest of the World, and mini-hydro plants in Spain; €97.9 million of cash investments in subsidiaries, net of cash and cash equivalents acquired for C. Rokas S.A. in 2005; €13.3 million of cash in investments in financial investments, current and non-current, primarily due to an increase in prepayments made for future acquisitions of new companies and assets; and €5.3 million of cash outflow in investments in intangible assets due to increases in rights for the use of electric installations and technical software. We also had cash inflow from proceeds on disposal of non financial assets of €11.8 million as a result of the sale of certain assets to REE to connect to the electricity grid.

Cash flow from financing activities

We include in our cash flow from financing activities the impact from long-term financing from our parent company, Iberdrola, S.A. which for the nine months ended September 30, 2007 amounted to €377.1 million.

Nine months ended September 30, 2007

Cash used in financing activities was €91.8 million in the nine months ended September 30, 2007, which was due primarily to a cash outflow of interest payments from current and non current debts of €113.4 million; a cash outflow of €97.1 million of paid dividends to our parent company, Iberdrola, S.A.; and affected by net a cash inflow due to new borrowings and repayment of debt amounting to €83.7 million for the construction of renewable energy facilities; and a cash inflow due to deferred income of €6.5 million related to grants received, mainly from our subsidiary Alogorachis S.A.

Nine months ended September 30, 2006

In the nine months ended September 30, 2006, we generated €91.9 million of cash flow from financing activities by cash inflow of new borrowings amounting to €199.7 million for construction of renewable energy facilities; a cash inflow included in deferred income of €22.2 million related to the payments received by various wind farm developers regarding the licensing of certain facilities for connection to the power grid, allowing for joint dispatch of the power generated; offset by a cash outflow from repayment of debt of €26.2 and interest payments by €66.1 million from current and non current debts; and a cash outflow of €36.0 million of paid dividends to our parent company, Iberdrola, S.A.

Year ended December 31, 2006

In the year ended December 31, 2006 we generated €46.8 million of cash from financing activities, due primarily to €118.6 million of a cash inflow by new borrowings for the construction of renewable energy facilities; a cash inflow by deferred income of €32.3 million related to the agreement between our subsidiary, Iberdrola Energías Renovables de Castilla La Mancha, S.A.U., and various wind farm developers, as mentioned above; a cash inflow of €29.9 million from our current interest bearing loans and borrowings; a cash outflow from interest payments of €98.1 million; and a cash outflow of €35.9 million of paid dividends to our parent company, Iberdrola, S.A.

Year ended December 31, 2005

In the year ended December 31, 2005 we generated €22.2 million of cash from financing activities, due primarily to cash inflow of €16.9 million from new borrowings for the construction of renewable energy facilities; a cash inflow included in deferred income of €30.8 million related to payments received by wind farm developers; a cash inflow of €54.7 million from payment receivables; a cash outflow of interest payments of €65.9 million from current and non current debts; and a cash outflow of €14.3 million of paid dividends to our parent company, Iberdrola, S.A.

Cash and funding sources

To date, we have financed our operations primarily through working capital and financing received from Iberdrola, S.A. and lending institutions.

Working capital

We had negative working capital as at December 31, 2004, 2005 and 2006 and as at September 30, 2007 primarily due to classification of the reciprocal current account debt with Iberdrola, S.A. as short-term debt. The following table, which has been derived from the relevant financial statements included elsewhere in this offering memorandum, sets forth balances comprising our working capital at December 31, 2004, 2005 and 2006 and as at September 30, 2007:

	As of December 31,			As of September 30,
	2004[1] (unaudited)	2005 (audited)	2006 (audited)	2007 (unaudited)
	(€ in millions)			
Trade receivables and other current accounts receivable	205.7	293.2	145.0	132.7
Current financial assets[2]	12.1	33.4	38.7	48.3
Public authorities	125.0	101.4	145.0	161.9
Cash and cash equivalents	27.6	61.4	122.8	121.6
Total current assets	370.4	489.4	451.5	464.5
Provisions	(0.2)	(8.8)	(2.3)	(1.7)
Financial debt	(24.3)	(79.1)	(109.0)	(142.1)
Trade accounts payable and other accounts payable	(1,978.9)	(2,371.2)	(2,724.6)	(3,402.6)
Trade creditors	(28.9)	(123.2)	(173.4)	(157.9)
Debt to public authorities	(34.8)	(76.9)	(64.0)	(52.7)
Iberdrola, S.A. financial debt[3]	(1,517.4)	(1,849.3)	(2,186.7)	(2,803.4)
Iberdrola, S.A. Group and related parties non-financial debt	(366.5)	(280.0)	(217.4)	(244.5)
Other accounts payable	(31.3)	(41.8)	(83.2)	(144.1)
Total current liabilities	(2,003.4)	(2,459.1)	(2,836.1)	(3,546.4)
Net working capital	(1,633.0)	(1,969.7)	(2,384.6)	(3,081.9)
Adjusted working capital[4]	(118.7)	(93.9)	(209.3)	(256.3)

(1) We prepared the December 31, 2004 balance sheet by applying IFRS in effect at December 31, 2005. Financial information for the year ended December 31, 2004 is presented for comparative purposes only and is not audited.

(2) Current financial assets include mainly time deposits paying market interest rates and reserves in respect of syndicated loans taken out by the Iberdrola Renovables Group.

(3) Iberdrola, S.A. financial debt represents the intragroup financial indebtedness to Iberdrola, S.A., which is classified as current debt. See "—Indebtedness."

(4) We have adjusted net working capital to exclude indebtedness to our parent company, Iberdrola, S.A., cash and cash equivalents, provisions and financial debt. Adjusted working capital is a non-GAAP measure, is not an item recognized under IFRS and should not be considered as any indicator of a company's operating performance required by IFRS. Adjusted working capital should not in any way be compared to the operating income, net income or cash flow resulting from our activities nor should it be used as an indicator of our past or future profitability or liquidity.

We had negative adjusted working capital of €(256.3) million as of September 30, 2007. The decrease in adjusted working capital compared to the negative adjusted working capital of €(209.3) million as of December 31, 2006 resulted primarily from an increase in Iberdrola, S.A. Group accounts payable and other current accounts payable from suppliers of machinery, as a consequence of growth in our investment activity.

Our adjusted working capital position as at December 31, 2006 was €(209.3) million, a decrease of €126.9 million compared to €(93.9) million as of December 31, 2005. The decrease was primarily due to:

- a decrease in trade receivables and other current accounts receivable from €293.2 million as of December 31, 2005 to €145.0 million as of December 31, 2006, due to the change of method in invoicing to OMEL, on a weekly basis (previously on a monthly basis), which has reduced the collection period; and
- an increase in trade creditors from €123.2 million as of December 31, 2005 to €173.4 million as of December 31, 2006 and in other accounts payable from €41.8 million to €83.2 million attributable to the growth in our investment activity from the increased development and construction of wind farms.

Our adjusted working capital position as of December 31, 2005 was €(93.9) million, an increase of €24.8 million in adjusted working capital as compared to adjusted working capital position as of December 31, 2004 of €(118.7) million. This increase was primarily due to:

- an increase in trade receivables and other current accounts receivable of €87.5 million from the Iberdrola, S.A. Group, related parties and others; and
- a decrease of the Iberdrola, S.A. Group and related parties' non-financial debt.

The increase in working capital due to the above mentioned factors was partially offset by an increase of trade creditors due to the expansion of our development and construction of wind farms in Spain.

Indebtedness

The following table summarizes our indebtedness as of December 31, 2004, 2005 and 2006 and as of September 30, 2007, in accordance with IFRS:

	As of December 31,			As of September 30,
	2004[(1)] *(unaudited)*	2005 *(audited)*	2006 *(audited)*	2007 *(unaudited)*
		(€ in millions)		
Current financial investment	(27.6)	(61.3)	(122.8)	(121.6)
Cash and equivalents	(27.6)	(61.3)	(68.5)	(51.7)
Deposits short-term	—	—	(54.3)	(69.9)
Iberdrola, S.A. debt	1,983.4	2,270.9	2,565.6	3,180.5
Current	1,517.4	1,849.3	2,186.7	2,803.4
Non-Current	466.0	421.6	378.9	377.1
Bank loans and derivatives[(2)]	373.4	445.0	589.9	696.3
Current	24.3	79.0	107.7	136.4
Non-Current	349.1	366.0	482.2	559.9
Total Net indebtedness current	1,514.1	1,867.0	2,171.6	2,818.1
Total Net indebtedness non-current	815.1	787.6	861.1	937.0
Total Net indebtedness	2,329.2	2,654.6	3,032.7	3,755.1

(1) We prepared the December 31, 2004 balance sheet by applying IFRS in effect at December 31, 2005. Financial information for the year ended December 31, 2004 is presented for comparative purposes only and is not audited.

(2) For a further description of derivatives, see "—Quantitative and Qualitative Disclosures about Market Risk—Financial Instruments."

Historically, Iberdrola, S.A., has directly funded our expansion and ordinary business activities principally through reciprocal current accounts with us and each of our subsidiaries, which were established pursuant to current account agreements for an indefinite term. The outstanding balances of these current accounts are payable at any time, upon termination of the agreement with fifteen days' notice. Iberdrola, S.A. debt was classified as current borrowings in our balance sheet as there was no maturity date for repayment. It is anticipated that the current account agreements will be terminated and the aggregate principal and accrued interest outstanding and owed to Iberdrola, S.A. under such agreements will be transferred on December 10, 2007 to three new current account agreements entered into between us and Iberdrola, S.A. (the "New Current Account Agreements") denominated in each of euro, U.S. dollar and sterling. As of September 30, 2007, the aggregate principal and interest outstanding under the current account agreements was €2,803.4 million. Additionally, our subsidiary Iberdrola Energías Renovables de Castilla La Mancha, S.A.U. received funding pursuant to a long-term financing agreement with Iberdrola, S.A. which matures in 2012 (the "Castilla La Mancha Loan"). As of September 30, 2007, the principal and interest outstanding under the Castilla La Mancha Loan was €377.1 million. It is anticipated that the Castilla La Mancha Loan will be assigned to Iberdrola Renovables. We expect that amounts borrowed from Iberdrola, S.A. in 2008 under the New Current Account Agreement will be refinanced quarterly and transferred to a long-term loan agreement with Iberdrola, S.A. See "Related Parties—Iberdrola, S.A.—Financing Agreements."

The balances of loans and similar liabilities are shown at the nominal amount of the debt net of debt documentation expenses. Bank Loans increased in 2005 primarily as a result of the acquisition and related financing of the C. Rokas, S.A. group. Bank Loans increased in 2006 primarily as a result of increased investment in our subsidiaries Biovent Energía, S.A. and Molinos de la Rioja, S.A.

The majority of our debt agreements with third parties include standard clauses regarding the maintenance of certain financial ratios and a requirement to pledge all shares in the projects to creditors. Outstanding third party debt containing these requirements amounted to approximately €480.0 million and €419.0 million as of December 31, 2006 and as of September 30, 2007, respectively. During 2006, certain financing was obtained in foreign currency, in particular U.S. dollars, and is stated in euros at the year-end exchange rates calculated at the prevailing rates. The outstanding balances of these loans in euros at December 31, 2005 and 2006 were €0 and €54.2 million, respectively. Of the loans outstanding at December 31, 2006, €307.1 million was at fixed interest rates, €234.9 million was at floating interest rates and €48.5 million was at capped interest rates. The debt outstanding as of December 31, 2004, 2005 and 2006 accrued an average annual weighted interest of 4.12%, 3.06% and 3.86% respectively.

As of December 31, 2006 we had €443.3 million of undrawn lines of credit facilities maturing between 2006 and 2016. Of this amount, €51.0 million was related to credit lines denominated in Brazilian reais to fund investments in Brazil. As of September 30, 2007, we had €257.7 million of undrawn lines of credit facilities maturing between 2007 and 2016. See "—Contractual Obligations" below for details on the maturity of our bank loans.

Off-balance sheet items

As of December 31, 2004, 2005, 2006 and as of September 30, 2007, we had granted guarantees in the amounts of €33.2 million, €53.9 million, €213.4 million and €264.1 million, respectively, primarily to public agencies, land owners and suppliers to satisfy certain of our subsidiaries' contractual guarantee obligations. The majority of these guarantees are counter-guaranteed by Iberdrola, S.A. through letter of credit lines. We anticipate that going forward Iberdrola, S.A. will no longer counter-guarantee our obligations and we intend to replace letter of credit lines currently supported by Iberdrola, S.A. with letter of credit lines under which we will act as guarantor.

The majority of debt agreements with third parties in project finance include standard clauses regarding satisfaction of certain financial ratios and the requirement to pledge all shares in the projects to the creditors.

Contractual obligations

The table below sets forth, as of September 30, 2007, our contractual obligations based upon the period in which payments are due:

Contractual obligations	Less than 1 year	1-3 years	3-5 years	5 years and more	Total
			(€ in millions)		
Bank loans	134.1	176.0	170.7	203.1	683.9
Iberdrola, S.A. financing[1]	2,803.4	133.1	244.0	0	3,180.5
Finance Leases[2]	3.8	7.7	2.0	5.0	18.5
Total	2,941.3	316.8	416.7	208.1	3,882.9

(1) The purpose of the Offering is to facilitate the financing of our development plans. We intend to use the proceeds of the Offering to repay substantially all of our indebtedness we owe to Iberdrola, S.A. See "Use of Proceeds." We have also entered into New Current Account Agreements dated November 2, 2007 and a long-term financing agreement with Iberdrola, S.A. dated November 20, 2007. See "Related Party Transactions."

(2) Finance leases include any lease amounts outstanding on wind farms or mini-hydro facilities.

Investments

As at December 31, 2004, 2005, 2006 and at September 30, 2007, we had investment commitments to acquire tangible fixed assets in an amount of €263.5 million, €990.6 million, €107.6 million and €1,084.1 million, respectively.

Investments in property, plant and equipment

The table below presents the investments made on a business segment basis and a geographical basis of the wind segment as of each of the years ended December 31, 2004, 2005 and 2006 and at September 30, 2007:

	Investment								New installed renewable energy			
	As of December 31,						As of September 30,		As of December 31,			As of September 30,
	2004	% (1)	2005	% (1)	2006	% (1)	2007	% (1)	2004	2005	2006	2007
	(€ in millions, except percentages)								*(in MW)*			
Wind	790.9	94.4%	612.1	97.7%	823.1	96.9%	827.1	98.1%	910	603	607	534
Spain	758.4	90.5%	467.1	74.5%	411.3	48.4%	393.3	46.6%	910	367	403	373
United States(2)	—	—	—	—	123.4	14.5%	102.8	12.2%	—	—	26	28
United Kingdom	—	—	—	—	5.8	0.7%	2.2	0.3%	—	—	—	—
Rest of the World(3)(4)	32.5	3.9%	145.0	23.1%	282.6	33.3%	328.8	39.0%	—	236	178	133
Mini-hydro	47.2	5.6%	14.6	2.3%	14.3	1.7%	3.4	0.4%	39	1	17	9
Other renewable technologies	—	—	—	—	12.3	1.4%	12.8	1.5%	—	0.3	—	—
Total renewable	838.1	100.0%	626.8	100.0%	849.7	100.0%	843.3	100.0%	949	605	624	543

(1) Percentage of total renewable.

(2) Includes transactions for the acquisition of Community Energy, Inc. and MREC Partners in the United States in 2006.

(3) Includes transactions for the construction and acquisition of several wind farms projects in Portugal, France, Poland, Germany and Brazil, and for the increase in investment in 2006, primarily the acquisition of Perfect Wind in France.

(4) Includes transactions for the acquisition of the 21.0% of the share capital of C. Rokas, S.A. in Greece in 2004, an additional 28.9% of the share capital of C. Rokas, S.A. in 2005.

Our investments on a yearly basis do not necessarily correlate with the increase in MW capacity installed for that year because the particular year or period in which an investment is made may differ from the year or period in which the investment is concluded or the actual MW capacity is installed due to the timing of financing requirements, versus actual completion of construction.

During the nine months ended September 30, 2007, we installed 382 MW in Spain, the majority of which was related to wind farms (373 MW) and the remainder (9 MW) related to mini-hydro facilities.

During the year ended December 31, 2006, we installed 368 MW in Spain, the majority of which was related to wind farms (404 MW) and the remainder (17 MW) related to mini-hydro facilities. We also expanded our business and began operations in Germany (34 MW), Poland (41 MW) and the United States (26 MW) among other countries.

During the year ended December 31, 2005, we installed an additional 368 MW in Spain, the majority of which was related to wind farms (367 MW), with the remainder (1 MW) related to mini-hydro plants. We also installed 0.3 MW of photovoltaic energy during 2005. We further expanded our activities by acquiring an additional 28.9% of the share capital of C. Rokas, S.A. and began consolidating C. Rokas, S.A. during the fourth quarter of 2005. Moreover, we expanded our business and began operations in France (20 MW), Portugal (18 MW) and Brazil (6 MW).

During the year ended December 31, 2004, we installed 949 MW in Spain, the majority of which related to wind farms (910 MW), with the remainder (39 MW) related to mini-hydro plants. During 2004, we expanded our business to Greece by acquiring 21.0% of the share capital of the Greek company, of C. Rokas, S.A.

Quantitative and Qualitative Disclosures about Market Risk

Interest rate risk management

Our borrowings are exposed to changes in interest margins as well as changes in interest rates, which may affect our results. Additionally, several of our balance sheet items and the associated financial derivatives bear interest at fixed rates and are therefore exposed to the risk of fluctuations in fair value as a result of changes in market interest rates. We are also exposed to fluctuation in interest rates affecting cash flows in respect of items in the balance sheet and derivatives that bear interest at floating rates.

We seek to mitigate this risk by managing the ratio of fixed to floating rate debt based on an analysis of market circumstances, by refinancing and making use of interest rate derivatives, while remaining within our approved risk limits. Our board of directors approved in November 2004 and adopted the General Risk Policy of the Iberdrola, S.A. Group. Under this policy, we undertake to ensure that all significant business and economic risks are adequately identified, measured, managed and controlled, applying certain risk guidelines adopted by the board of directors. Risk guidelines include, among others: (i) separation, at the operating level, of functions between the risk-taking areas and the areas responsible for analyzing, controlling and supervising the risks; (ii) correct use of financial risk hedging instruments and their recognition in accordance with the applicable accounting and financial standards; (iii) transparency in reporting on our risks and the functioning of the systems developed to control them; (iv) development of a risk-opportunity control and management culture within our management; (v) coordination with general policy of all the specific risk-related policies that have to be implemented; (vi) compliance with current regulations and legislation in relation to risk control, management and oversight, among other guidelines.

In order to implement this policy, we have developed the Integral Risk Control and Management System which outlines the definition, separation and assignment of functions and responsibilities, and of the required procedures, methodologies and support tools. The system is based on a risk policy and limit structure that guarantees controlled management of the risks by the businesses, the monitoring and control of the risks in the income statement and the analysis and control of risks related to new investments.

Foreign exchange risk management

We are present in nineteen countries around the world and report our consolidated financial statements in euro. As a result, our results of operations are affected by exchange rate fluctuations between the euro and other currencies, in particular the U.S. dollar and sterling. Our foreign exchange risk consists of both currency translation risk and currency transaction risk. Currency transaction risk arises because the assets and liabilities and the profit and loss of each of our operating subsidiaries reports in the operating currency of the jurisdiction in which it primarily operates. These amounts, if not reported in euro, are then translated into euro for inclusion in our consolidated financial statements at the prevailing rates at such time of translation. The translation of these amounts can impact our financial results from period to period and affect their comparability. Currency transaction risk arises as a result of a mismatch of the currencies in which revenues and costs are denominated. In 2006, approximately 1% of our sales and 3.7% of our operating expenses (excluding amortization of goodwill and trademarks) were denominated in currencies other than the euro. After the Acquisition we will likely have increased exposure to foreign currencies as a result of our expansion in the United States and United Kingdom.

Financial instruments

We use financial instruments to hedge financial exposures arising from financing of business operations and liquidity management. Our finance policy states which instruments may be used. The external derivative instruments that are used are forward currency agreements and currency swaps to hedge currency risks and interest rate swaps and forward rate agreements to hedge interest rate risks.

The following table presents the value of derivative financial instruments at December 31, 2006, 2005 and 2004 (in thousand euros):

	As of December 31,				As of December 31,				As of September 30,		As of September 30,	
	Liabilities 2004		Liabilities 2005		Asset 2006		Liabilities 2006		Assets 2007		Liabilities 2007	
	Current	Non-Current	Current	Non-Current	Current	Non-Current	Current	Non-Current	Current	Non-Current	Current	Non-Current
	(€ in thousands)											
Interest rate hedges:												
Cash flow hedges												
Interest swap	—	(13,954)	(862)	(11,085)	—	1,829	(69)	(2,190)	—	4,811	(6)	(497)
Collar	—	—	—	(1,350)	—	—	—	(149)	—	18	—	(33)
Foreign exchange hedges:												
Fair value hedges												
Interest rate swap												(260)
Currency swap	—	—	219	—	—	—	—	—	—	—	—	—
Foreign exchange hedge (USD)	—	—	—	—	1,318	—	(56)	—	5,693	—	—	—
Non-hedging derivatives:												
Interest rate derivative												
Interest rate swap	—	(64,665)	—	(60,425)	—	600	—	(65)	—	577	—	—
Total	—	(78,619)	(643)	(72,860)	1,318	2,429	(125)	(2,404)	5,693	5,406	(6)	(790)

Following the Acquisition, we will recognize a significant number of derivative contracts that will have a considerable impact on our financial income. For further discussion on the SP US Assets derivative financial instruments, see "—Factors Affecting our Future Results of Operations" and "SPHI Discussion and Analysis of Financial Condition and Results of Operations."

We have adopted certain risk policies that apply certain limits on interest rate risk to mitigate such risks, such as by managing a ratio of fixed to floating rate debt and refinancing and using interest rate derivatives. Our debt at fixed interest rates, including financial derivatives which are exposed to the fluctuations in fair value as a result of changes in market interest rates, was €203.7 million in 2004, €285.8 million in 2005, €307.1 million at December 31, 2006 and €256.6 million at September 30, 2007. Our debt at floating interest rates, including financial derivatives, was €47.3 million at December 31, 2004, €56.6 million at December 31, 2005, €234.9 million at December 31, 2006 and €423.3 million at September 30, 2007. As a result, we are exposed to fluctuations in interest rates and any increase in interest rates could lead to significant increases in interest expense and would impact our results of operations.

Liquidity risk management

We maintain a liquidity reserve consisting of our current account agreements with Iberdrola, S.A for €1.5 billion and a long-term credit facility up to €2.0 billion to cover all our potential funding needs. See "Related Party Transactions—Iberdrola, S.A.—Financing Agreements." Our parent company manages a cash pool in our major currencies (euro, U.S. dollar and sterling) to centralize cash management efficiently and reduce external borrowing. As of September 30, 2007, our liquidity reserve (consisting of our current account agreement with Iberdrola, S.A.) covered all the potential funding needs.

Outlook

Our aim is to grow by installing approximately 2,000 MW of renewable capacity per year in order to reach 13,600 MW of installed renewable capacity by 2010. There can be no assurance that we will meet our target and in the anticipated timeframe. We believe that our current pipeline of 41,266 MW on a pro forma basis as of September 30, 2007, including the composition of the pipeline categories, provides strong visibility to reach our targets.

Certain statements under this section "Outlook" are forward-looking statements. These forward-looking statements are not guarantees of future financial performance and our actual results could differ materially from those expressed or implied by these forward-looking statements as a result of many factors, including but not limited to hose described under "Forward-Looking Statements" and "Risk Factors." Investors are urged not to place undue reliance on any of the statements set forth above.

SPHI DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We encourage you to read the following discussion in conjunction with the audited consolidated financial statements of ScottishPower Holding, Inc. ("SPHI") as of and for the years ended March 31, 2007 and 2006 and the related notes thereto included elsewhere in this offering memorandum, which were prepared in accordance with U.S. GAAP.

For this section, the term "SPHI" shall mean SPHI and its subsidiaries. See "Presentation of Financial and Other Information."

Effective October 3, 2007, SPHI has become part of Iberdrola Renovables. SPHI represented approximately 29.6% and 29.9% of the pro forma gross margin and 29.9% and 27.0% of the pro forma EBITDA, respectively of the Iberdrola Renovables Group including the pro forma adjustments and harmonization under IFRS for the year ended December 31, 2006 and for the nine months ended September 30, 2007. See "Acquisition and Unaudited Pro Forma Financial Information."

Installed capacity is presented on a consolidated basis, including 50% of joint ventures, all of the capacity of wind farms included in the Aeolus institutional investment structures and 606 MW of installed wind capacity under PPAs with FPL Energy, Inc. ("606 MW FPL PPAs"), but excluding historical build-to-sell installed capacity.

The discussion below is based on U.S. GAAP as implemented by SPHI. In future financial periods (effective as of October 3, 2007) the financial condition and results of operations of SPHI will be consolidated with those of Iberdrola Renovables and its consolidated subsidiaries which are reported under IFRS, and future accounting decisions will be made by Iberdrola Renovables, which may differ from SPHI's historical accounting policies. As a result, SPHI's financial year will end on December 31 and SPHI will report under IFRS, which may have a significant impact on reported results. You should consult your own accounting advisers for an understanding of the differences between IFRS and U.S. GAAP and how those differences affect the financial statements and other financial information presented in this offering memorandum. See "Risk Factors—This offering memorandum includes financial statements prepared in euro, dollar and sterling under IFRS, U.S. GAAP and U.K. GAAP respectively, and a discussion of our results of operations under IFRS, U.S. GAAP AND U.K. GAAP respectively, which differ in certain material respects." The translation of SPHI's U.S. GAAP financial statements into IFRS and the implementation of accounting principles by the management of Iberdrola Renovables may have a significant impact on reported results in future years. See "—Key Accounting Policies." The discussion and comparison of SPHI's results for the years ended March 31, 2006 and 2007 is provided below for information purposes only. As a result of the factors described above and other factors described below under "—Factors Affecting SPHI Results of Operations," SPHI's results for the years ended March 31, 2006 and 2007 should not be considered indicative of future revenues, operating results or net income and you are advised not to place undue reliance on this discussion.

For this section "gross margin" reflects our actual gross margin. "Adjusted gross margin" reflects gross margin with certain operations and maintenance ("O&M") costs reclassified as energy costs and revenues, as applicable. "Adjusted gross margin (accrual earnings)" reflects adjusted gross margin further adjusted to exclude the impact of mark-to-market accounting of derivative contracts.

"EBITDA" has not been adjusted as a result of certain O&M costs reclassified as energy costs and revenues, as these reclassifications have had no impact on actual EBITDA. "Adjusted EBITDA" as used in this section is EBITDA adjusted by impairments and excluding corporate allocations. "Adjusted EBITDA (accrual earnings)" is adjusted EBITDA further adjusted to exclude the impact of mark-to-market accounting of derivative contracts.

The following discussion includes forward-looking statements which, although based on assumptions that SPHI considers reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those expressed or implied by the forward-looking statements. For a discussion of some of those risks and uncertainties please refer to the sections entitled "Forward-Looking Statements" and "Risk Factors."

Overview

SPHI has a diversified portfolio of projects and experience in wind power generation, natural gas storage, energy management services and thermal power generation. The table below sets forth the adjusted gross margin, adjusted gross margin (accrual earnings), adjusted EBITDA and adjusted EBITDA (accrual earnings) for the year ended March 31, 2007 for each of our business segments.

	For the year ended March 31, 2007					
	Adjusted gross margin *(unaudited)*	Adjusted gross margin (accrual earnings) *(unaudited)*	% of Total	Adjusted EBITDA *(unaudited)*	Adjusted EBITDA (accrual earnings) *(unaudited)*	% of Total
	($ in millions, except percentages)					
Wind	168.4	163.6	38.9%	130.8	126.0	39.0%
Gas(1)	63.5	63.5	15.1%	33.0	33.0	10.2%
Energy management	93.0	101.9	24.3%	84.8	93.7	29.0%
Thermal generation	33.7	86.1	20.5%	27.1	79.5	24.6%
Other	5.0	5.0	1.2%	(9.5)	(9.5)	(2.9)%
Total	363.6	420.1	100.0%	266.2	322.7	100.0%

(1) Enstor business segment.

As of March 31, 2007, SPHI had 1,666 MW of installed wind capacity in the United States which generated 4,251 GWh of wind energy during the year ended March 31, 2007. Wind energy generation accounted for 38.9% of SPHI's adjusted gross margin (accrual earnings) and 39.0% of adjusted EBITDA (accrual earnings) as of and for the year ended March 31, 2007.

As of March 31, 2007, SPHI had 0.76 bcm of owned working gas storage capacity in the United States. Enstor accounted for 15.1% of SPHI's adjusted gross margin (accrual earnings) and 10.2% of adjusted EBITDA (accrual earnings) as of and for the year ended March 31, 2007.

As of March 31, 2007, SPHI's energy management activities accounted for 24.3% of SPHI's adjusted gross margin (accrual earnings) (of which 3.2% of gross margin is power and 21.1% is gas) and 29.0% of adjusted EBITDA (accrual earnings).

As of March 31, 2007, SPHI had 537 MW of thermal energy capacity in the United States (including 237 MW purchased under PPAs with third parties). Thermal generation activities accounted for 20.5% of SPHI's adjusted gross margin (accrual earnings) and 24.6% of adjusted EBITDA (accrual earnings) as of and for the year ended March 31, 2007.

Other business includes the residual operations of SPHI that were not disposed of with the sale of PacifiCorp and which are currently in a wind-down process. Other business accounted for 1.2% of SPHI's adjusted gross margin (accrual earnings) and (2.9)% of adjusted EBITDA (accrual earnings) as of and for the year ended March 31, 2007.

As further discussed below, SPHI's historical results of operations have been driven principally by: (i) the expansion of the SPHI business, (ii) Aeolus transactions, (iii) changes in electricity prices and gas spreads, (iv) the sale of PacifiCorp, (v) derivative financial instruments, (vi) the tax provisions for U.S. tax audit, (vii) the termination of our build-to-sell business and (viii) certain non-recurring items. See "Regulatory" and "Risk Factors—Our profitability in each of the regional markets in which we operate is dependent on policies and regulatory frameworks that support renewable energy development."

Recent Developments

The City of Klamath Falls (the "City of Klamath") sold to PPM Energy the 506 MW Klamath Cogeneration Facility located in Klamath County, Oregon and its associated off-take agreements for approximately $286 million. The City of Klamath and PPM Energy executed two agreements on September 11, 2007 to sell the plant to PPM Energy. These include an Asset Purchase Agreement and a Bond Redemption and Defeasance Agreement. Both agreements were subject to conditions precedent, which included the assignment of all necessary or appropriate contracts with respect to the Klamath Cogeneration Facility, a fair value appraisal of the plant, FERC approval, Oregon Circuit Court approval and Klamath County approval. The asset purchase was completed on November 30, 2007 when we received the necessary regulatory consents and approvals. The City of Klamath used the proceeds to redeem and defease all of the related debt financing and PPM Energy acquired the Klamath Cogeneration Facility debt free. Under the asset purchase agreement, the 237 MW Thermal PPA and certain asset management agreements related to the Klamath Cogeneration Facility were cancelled. See "Business—Non-Renewable Energy Businesses—Thermal."

On December 10, 2007, Enstor signed a purchase agreement to acquire companies that own a gas storage facility in the United States for approximately $164 million, subject to adjustment according to certain circumstances set out in the agreement. The transaction is subject to certain customary closing conditions. The operational 0.22 bcm facility is located in Lamar County, Alabama. See "Business—Non-Renewable Energy Businesses—Enstor."

Factors Affecting SPHI Results of Operations

Expansion of the SPHI business

Wind capacity

SPHI continues to expand its wind farms into new geographic areas and has significantly increased its installed capacity and production in recent years, resulting in increased revenues and increased operating expenses. Approximately 21.5% and 38.9% of adjusted gross margin (accrual earnings) and 19.1% and 39.0% of adjusted EBITDA (accrual earnings) for the years ended March 31, 2006 and 2007, respectively, were generated by SPHI's wind farms.

SPHI had 830 MW, 1,404 MW and 1,666 MW of installed wind capacity as of March 31, 2005, 2006 and 2007, respectively. For the years ended March 31, 2006 and 2007, SPHI added 574 MW (a 69.2% increase) and 262 MW (a 18.7% increase) of installed capacity, respectively.

As of March 31, 2005, 2006 and 2007, our gross asset values of property, plant and equipment for the wind segment, excluding the gross asset values of projects under development, of $259.3 million, $1,003.4 million, and $1,400.6 million, respectively. Gross assets do not directly correspond with the number of MW installed at the end of each period.

For the years ended March 31, 2006 and 2007, SPHI produced 2,723 GWh and 4,251 GWh of electricity from wind power, respectively, reflecting an increase of 56.1% that was caused by the growth of installed capacity.

Gas storage ("Enstor")

SPHI has increased its gas storage capacity in recent years. Working gas storage capacity was 0.59 bcm, 0.76 bcm and 0.76 bcm as of March 31, 2005, 2006 and 2007 respectively. SPHI expanded its business through the acquisition of the Grama storage facility in 2006. Approximately 19.4% and 15.1% of adjusted gross margin (accrual earnings) and 10.7% and 10.2% of adjusted EBITDA (accrual earnings) for the years ended March 31, 2006 and 2007, respectively, were generated by the Enstor gas storage business segment.

Enstor also has two storage projects in various stages of development: (i) the Enstor Waha Storage and Transportation, L.P. ("Enstor Waha") facility located in western Texas; and (ii) the Enstor Houston Hub Storage and Transportation, L.P. ("Enstor Houston Hub") facility located near Houston, Texas. Enstor anticipates that these facilities, if successfully developed, will represent approximately 0.27 bcm of high-deliverability bedded salt gas storage at Waha and 0.45 bcm of high-deliverability salt dome gas storage at Houston Hub. Additionally, Enstor is expanding the Enstor Grama Ridge Storage and Transportation, LLC ("Enstor Grama") facility and anticipates that the expansion, if successfully developed, will represent approximately 0.04 bcm of gas storage. Enstor has a number of projects in the early stages of development and considers potential acquisitions of development projects and operating facilities as and when the opportunity arises. See "Business—Non-Renewable Energy Businesses—Enstor."

Energy management

SPHI, through the energy management business segment, increased its contracted storage capacity by 0.24 bcm from the period ending March 31, 2006 (0.74 bcm) to March 31, 2007 (0.98 bcm). Approximately 16.7% and 24.3% of adjusted gross margin (accrual earnings) and 19.9% and 29.0% of adjusted EBITDA (accrual earnings) for the years ended March 31, 2006 and 2007, respectively, were generated by the energy management business segment.

Aeolus transactions

SPHI has benefited from regulations and policies that support the development of renewable energy projects which affect the growth of SPHI's revenue and business. See "Industry" and "Risk Factors—Our profitability in each of the regional markets in which we operate is dependent on policies and regulatory frameworks that support renewable energy development" for a more detailed discussion of the factors driving growth in the renewable energy industry and the challenges faced.

In order to monetize the tax benefits of PTCs and MACRS deductions generated by SPHI's wind farms, in the year ended March 31, 2007, SPHI entered into three pay-as-you-go ("Pay-Go") structured institutional partnership investment transactions related to certain wind farms (the Aeolus I, II and III transactions), which related both to existing wind farms and wind farms that were being placed into operation at the time of the relevant transaction. See "Business—Renewable Energy Businesses—Wind." These transactions were driven primarily by the sale in March 2006 of PacifiCorp, a subsidiary of SPHI, and its assets, after which SPHI no longer had sufficient taxable income to fully utilize the tax benefits generated by its wind farms. See "Regulatory—United States." The transactions materially impacted SPHI's revenues, interest income and minority interest income accounts during the period under review. Up-front cash payments totaling $657.1 million were received from the Aeolus transactions with $590.3 million recorded on the balance sheet in the line item "deferred revenues" and the $66.8 million recorded in the balance sheet line item "minority interests." In addition, $180.6 million of fixed notes were received and recorded as deferred revenues. At March 31, 2007, the unamortized deferred revenue amount was $567.5 million related to the up-front cash and $178.5 million related to the fixed notes.

SPHI has other wind farms under development in the United States. Based on current taxable earnings expectations in the United States, it is anticipated that SPHI will require additional institutional investors and further Aeolus (or similar) transactions to monetize the expected tax benefits that will be generated by these additional wind farms. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a description of the anticipated accounting treatment for future Aeolus or similar institutional investor transactions under IFRS, which will differ from the historical treatment under U.S. GAAP.

The effects of the Aeolus transactions on SPHI's income statement for the year ended March 31, 2007 include the following:

- Revenues. The up front cash payments and fixed notes for the Aeolus transactions are considered deferred revenues and are credited to revenues based on a ten-year straight line amortization schedule. Amounts due on the contingent notes are accrued and credited to revenue in the period associated with the related generation from the wind farms. The net credited revenue from the Aeolus transactions for the year ended March 31, 2007 was $28.1 million which includes the value received for PTC and MACRS and was offset by distributions to investors.
- Interest income. Interest is accrued on the fixed notes and credited to interest income in the period earned. The earned interest income from the Aeolus fixed notes for the year ended March 31, 2007 was $4.4 million.
- Minority interest income. The portion of depreciation attributed to minority interests in the wind farms in the Aeolus transactions is recorded as minority interest income to SPHI. Minority interest income from the Aeolus transactions for the year ended March 31, 2007 was $1.3 million.
- Taxes. For the year ended March 31, 2007, the value of PTCs generated by the SPHI wind farms was $53.3 million. PTCs with a value of $20.8 million were allocated to the institutional investors in the Aeolus transactions and PTCs with a value of $32.5 million were retained and are available to offset SPHI's federal income tax liabilities.

Changes in electricity prices and gas spreads

Wind

Electricity sales revenues from SPHI's wind farm projects are affected in part by the prevailing prices for wholesale electricity. SPHI has traditionally sought to limit substantially all of its exposure to electricity price fluctuations, principally through long-term PPAs. The price at which SPHI can sell its electricity under such long-term PPAs is affected by the prevailing prices for wholesale electricity at the time such agreements are entered into. SPHI has traditionally sold substantially all of the electricity production from its wind farms under long-term PPAs with terms ranging from 10 to 30 years. The average sales price per MWh of generation from SPHI's wind business, excluding the Aeolus transactions' effects, ranges from approximately $24 to $82 and the blended average sales price per MWh was $41.14 and $43.81 for the years ended March 31, 2006 and 2007, respectively, including substantially all of its renewable energy certificates. Changes in prevailing prices also affect revenues and earnings from merchant sales of electricity for the portion of generation from wind farms that is not committed to long-term PPAs. As of March 31, 2007, approximately 94% of our installed capacity was contracted under long-term PPAs.

In addition, SPHI's wind business generates PTCs, which are valued at $19 and $20 per MWh of generation for the years ended December 31, 2006 and 2007, respectively and are indexed for inflation. SPHI currently has insufficient taxable income in the United States against which to use all the PTCs and MACRS generated from the wind farms and realizes substantially all of the value of these tax benefits indirectly, through the Aeolus structures.

SPHI traditionally sells substantially all of its renewable energy certificates bundled with the associated generated electricity under PPAs; however, SPHI undertakes separate sales or trading of renewable energy certificates on a limited basis in certain markets. A renewable energy certificate represents the environmental attributes of renewable energy and is generally represented by a certificate issued by the generator corresponding to the amount of energy generated, and the associated environmental attributes. Renewable energy certificates can, in certain markets, be traded separately from the energy produced. Renewable energy certificates represent the "environmental value" of renewable energy generated, with one certificate typically representing one MWh of electricity. See "Regulatory—United States." Following the expiration of existing long-term contracts, or with respect to production from new wind farms, SPHI may elect to engage more frequently in separate sales of renewable energy certificates. In such event, fluctuations in the average price at which SPHI can sell renewable energy certificates will affect SPHI's revenues.

Thermal generation

Gas-fired thermal generation is affected by the relationship between gas and electricity prices otherwise known as the spark spread. Thermal gross margins in the Klamath portfolio are primarily impacted by two factors, (i) the price differential between procured and sold capacity and (ii) volumes of energy taken by customers under long-term off-take arrangements.

The price paid for the Klamath Cogeneration Facility capacity is tied to the capital costs employed to construct the facility along with fixed transport charges incurred to fuel the plant. The price the capacity was sold for was determined by the imbalance between energy demand and supply when the long-term off-take agreements were executed. For the Klamath Cogeneration Facility, the period when off-take agreements were signed (i.e., 2001 and 2002) occurred at a time when energy prices were historically high. As a result, the market price in the off-take agreements was at a premium at the time of contract execution. The Klamath Cogeneration Facility is hedged through 2011 and, as a result, is generally immune to both gas and power price volatility, as evidenced by our relatively stable accrual earnings in the thermal generation business segment during the period under review.

The second factor, energy volumes, impacts gross margins due to the fact that the heat rate for the Klamath Cogeneration Facility (i.e., the quantity of fuel required to generate a unit of electricity) is less than the heat rate charged to SPHI's customers under the associated off-take agreements. As more volumes are sold, the energy margin increases since energy revenue is a function of the heat rate multiplied by gas costs.

Prior to the purchase of Klamath Cogeneration Facility on November 30, 2007, SPHI, through a long-term lease agreement had tolling rights for 237 MW (46.9%) of the output of the Klamath Cogeneration Facility which it historically committed under long-term tolling arrangements and fixed price power sales. Following the completion of the purchase of the Klamath Cogeneration Facility, the lease terminated and SPHI now owns the Klamath Cogeneration Facility. See "—Recent Developments." The Klamath Cogeneration Facility's capacity is committed under long-term tolling arrangements and fixed price power sales and sold through other off-take agreements. The tolling agreements are designed to recover the cost of production including fuel, transport, transmission, O&M and ancillary services while providing a margin on the capacity and energy. The tolling arrangements are accounted for as derivative instruments under Statement of Financial Accounting Standards (SFAS) 133, Accounting for Derivative Instruments and Hedging Activities.

Prior to the purchase of Klamath Cogeneration Facility, SPHI, through asset management agreements with the City of Klamath, fuelled, managed, dispatched and brokered the City of Klamath's share (53.1%) of the output of the Klamath Cogeneration Facility. SPHI was reimbursed primarily on a fixed-fee basis with incentive payments for various performance benchmarks. These agreements terminated upon completion of the purchase of the Klamath Cogeneration Facility. See "—Recent Developments."

Enstor

The cost of domestic production and the commodity price of natural gas have increased significantly since 2000, with the average U.S. wellhead price reported by the EIA during 2000-2006 at $4.96 per thousand cubic feet, more than 2.5 times the average price over the 1990-1999 period. This escalation reflects more difficult, remote and expensive resources as well a much tighter balance between supply and demand. See "Industry." Gas price volatility is increasing due to various factors, including (i) increased worldwide demand for hydrocarbons, (ii) more installed gas plant capacity in the United States, (iii) severe hurricane seasons and (iv) the globalization of the LNG business. Greater gas price volatility increases the chances that price differentials will occur over time (storage value) or relative to power (spark spread volatility also impacts the value of thermal generation, as described above).

SPHI's gas storage business (through its Enstor subsidiary) engages in natural gas storage services by providing long-term lease capacity and other short-term park and loan activities on its physical storage facilities. Enstor does not take title to gas inventory, but rather stores the gas for customers, which require varying volumes of storage capacity depending on gas prices and spreads. Enstor's gas storage business is affected by customer demand for gas storage, which in turn can be affected by seasonal spreads for gas between summer and winter months (as well as daily and monthly spreads), by a customer's expectation of seasonal spreads and actual spreads between geographic areas and by the volatility of gas prices. In general, greater volatility and greater spreads in gas prices lead to increased demand for gas storage and to higher margins for this business, whereas lower volatility and smaller spreads lead to lower demand for gas storage and correspondingly to lower margins.

Energy management

SPHI's energy management business is engaged in the buying and selling of both electricity and gas to assist in the management of and extraction of value in the underlying electricity and gas assets. In addition to Enstor's owned gas storage business, the energy management business segment contracts for gas storage capacity (some of which it obtains through a service agreement with Enstor) to participate in contracted gas storage activities, firm transport and proprietary trading, all of which are affected by seasonal and geographic gas price spreads, price volatility and demand in a manner similar to that of SPHI's owned gas storage business. In addition, the energy management business segment engages in activities to optimize power assets. See "Business—Non-Renewable Energy Businesses." Our energy management business takes advantage of market volatility by acquiring undervalued energy assets/contracts in order to extract value from these positions.

Sale of PacifiCorp

On March 21, 2006, SPHI sold all the common stock of PacifiCorp, which represented a significant part of SPHI's assets, to MidAmerican Energy Holdings Company, and as a result, the financial position, results of operations and cash flows of PacifiCorp and its subsidiaries have been presented in SPHI's audited financial statements for the years ended March 31, 2006 and 2007 as discontinued operations. This resulted in recording a net income gain from discontinued operations of $768.8 million in the year ended March 31, 2006 and a net loss from discontinued operations of $18.6 million in the year ended March 31, 2007. The net loss was primarily due to a $22.2 million increase in the disposal provision related to claims asserted by MidAmerican Energy Holdings Company, partially offset by a reduction in the disposal provision due to a change in the estimate of certain payroll and pension expenses of $5.8 million. The sale also impacted SPHI's cash flows as debt incurred for the purchase of PacifiCorp in 1999 was repaid in July 2006. See "—Liquidity and Capital Resources—Explanation of cash flow financing."

Derivative financial instruments

SPHI enters into gas and power derivative contracts primarily to manage the price risk related to storage, transport and generation capacity. The value of SPHI's contracted storage capacity is exposed to seasonal price risk. Fixed price, basis and index gas trades are utilized to lock in the value of contracted storage capacity by fixing the price of gas that is purchased in low-priced periods (e.g., spring and fall) and sold in relatively high-priced periods (e.g., summer and winter). The same instruments are used to hedge the price risk associated with firm transport contracts that expose SPHI to price differentials between the receipt and delivery points. This risk is mitigated by locking in the purchase price at the receipt point and sales price at the delivery point when the location differential is largest. For generation capacity, SPHI enters into a combination of gas and electricity derivatives to manage heat rate risk (i.e., the price relationship between gas and electricity which determines the value of generation capacity in the market). The electricity derivatives include fixed price electricity contracts and tolling arrangements. The effect of these agreements is to lock in the margin between the cost of producing electricity and the sales price received for production.

In addition to hedging activities, SPHI enters into derivative transactions for speculative purposes within conservative risk limits. SPHI enters into these transactions in order to develop market expertise to better manage the existing assets and contract positions and capture additional value for the business.

The fair value of risk management derivatives at March 31, 2006 was approximately $133.9 million. The fair value of risk management derivatives at March 31, 2007 was $73.1 million. The majority of the value in all periods is associated with tolling agreements hedging power plant capacity. The value of the tolling agreements is impacted by the relationship of gas prices at selected purchase points and electricity prices at production locations. The value of the gas derivatives is impacted by both Gulf and West Coast gas prices. The value of the risk management derivatives remains positive and changed year over year primarily as a result of the collection of capacity payments under the tolling arrangements. This has the effect of moving the forward value, embedded in the mark-to-market number, into cash earnings.

The mark-to-market or unrealized earnings of SPHI's trading and hedging activities may change from period to period due to market price volatility and expiration of the derivative contracts. This artificial or accounting-based volatility is not representative of the value of the portfolio or future cash flows (with the exception of proprietary trading) since the exposures that are being hedged are subject to accrual accounting. Examples include storage capacity and inventory hedged with forward sales contracts and power plants hedged with tolling agreements. Rather, the mark-to-market volatility is representative of the price risk being averted or kept out of cash earnings (i.e., if the hedges were not in place, realized earnings would be volatile from having open economic exposures).

SPHI had a $22.4 million unrealized loss on derivative instruments as of March 31, 2006 and a $60.9 million unrealized loss as of March 31, 2007. The unrealized loss of $22.4 million as of March 31, 2006 was largely attributable to the assumption of a gas supply agreement that was below market. PPM Energy received cash consideration for the agreement which is reflected in cash balances but not risk management assets. The unrealized loss of $60.9 million as of March 31, 2007 was driven by a decrease in the value of hedges in the thermal ($39 million) and gas storage books ($22 million). Tolling arrangements hedging the Klamath Cogeneration Facility decreased in value primarily from the expiration/delivery of capacity and energy which reduced the amount of future capacity payments due SPHI. Fixed price gas positions hedging inventory also expired with positive value contributing part of the reduction in unrealized earnings and increase in cash earnings.

These losses, which are recorded under SFAS 133 mark-to-market accounting requirements, indicate non-cash decreases for the periods in the market value of the derivative instruments. The tolling agreements had significant value as of March 31, 2006 and 2007, respectively, but in each case had lower market values than in prior periods.

Termination of build-to-sell business

In the future, SPHI intends to own and operate the wind farms it is developing and does not anticipate receiving large one-time revenue inflows as were received in the fiscal year ended March 31, 2007 with respect to the 100 MW Leaning Juniper wind farm sale. It is expected that the value of wind farms which SPHI builds and operates will be realized over time rather than in an asset sale in a single period. Additionally, SPHI anticipates that the discontinuation of the build-to-sell operations will decrease costs going forward as development costs will be capitalized rather than recorded as build-to-sell costs of goods sold.

For the year ended March 31, 2007, SPHI received adjusted gross margin (accrual earnings) of approximately $41.0 million for the build-to-sell business activities, representing approximately 9.8% of SPHI's adjusted gross margin (accrual earnings) for that year.

Certain non-recurring items

In February 2007, the IRS completed its examination of SPHI's 2001, 2002 and 2003 tax years and proposed disallowance of certain tax deductions claimed by the SPHI. SPHI has filed an appeal and the IRS has held an initial appellate hearing on the matter and it is anticipated that this process will take at least one year to complete. The total amount of the proposed disallowance from the IRS related to the PacifiCorp acquisition financing is a tax deduction of $931.8 million and the related federal tax is $326.1 million. SPHI has reserved for potential liability. SPHI stopped the accrual of interest through a $225 million deposit to the IRS in March 2007. The deposit is recorded in the income statement in the line item "income tax (expense)" and is reflected on the balance sheet in the line item "cash and cash equivalents." See "—Results of Operations—Comparison of years ended March 31, 2006 and 2007—Income tax (expense) benefit." Our parent company, Iberdrola, S.A., has agreed to fully indemnify SPHI against certain liabilities incurred in connection with any such proposed adjustments. See "Business—Legal Matters."

A $49.4 million non-recurring impairment of finance assets was taken in the fourth quarter of the year ended March 31, 2006 with respect to certain finance leases. Substantially all finance and leveraged leases owned by ScottishPower Group Holdings Company ("SPGHC") (a subsidiary of SPHI) were subsequently sold during the year ended March 31, 2007, as they were not part of SPHI's core business.

SPHI had a non-recurring provision for credit guarantee of $58.8 million in the year ended March 31, 2006 related to credit support for the Second Lien Klamath Cogeneration bonds. Upon purchase of the Second Lien Klamath Cogeneration bonds, the balance of the provision was transferred to investments as a contra-asset to provide in full for the repayment in principle of the Second Lien Klamath Cogeneration bonds. This amount remained outstanding at March 31, 2007. See "—Key Accounting Policies—Investment Bonds."

Key Accounting Policies

The discussion and analysis of SPHI's financial condition and results of operations is based on its consolidated financial statements, which have been prepared in accordance with U.S. GAAP. This section describes certain key accounting policies that are an important part of SPHI's consolidated financial statements. The preparation of these consolidated financial statements requires SPHI to make estimates and assumptions that affect the reported amounts and disclosures.

SPHI believes the following items are key accounting policies. By "key accounting policies" we mean policies that are both important to the portrayal of SPHI's financial condition and financial results and require critical management judgments and estimates about matters that are inherently uncertain. Although SPHI believes that the judgments and estimates are appropriate, actual future results may differ from these estimates. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations" for an explanation of certain anticipated changes to certain key accounting policies in future periods.

Accounts receivable and accounts payable

Accounts receivable and accounts payable represent amounts due from customers and owed to vendors, respectively. This includes settled but unpaid amounts relating to SPHI's activities associated with production and marketing of electricity, natural gas storage, hub services and energy management. Certain of these receivables and payables with individual counterparties are subject to master netting agreements whereby SPHI has the legal right to offset and the balances are settled on a net basis. Receivables and payables subject to such agreements are presented in SPHI's Consolidated Balance Sheets on a net basis. SPHI had no allowance for doubtful accounts at March 31, 2007 and March 31, 2006. There were no write-offs of uncollectible accounts for the years ended March 31, 2007 and March 31, 2006.

Inventories

SPHI's inventories primarily included stored natural gas and spare parts. Inventories are valued at the lower of weighted average cost or market price. The inventory balance at March 31, 2007 was $173.0 million, comprised of $169.8 million of stored natural gas and $3.2 million of spare parts. The inventory balance at March 31, 2006 was $153.5 million, comprised of $150.4 million of stored natural gas and $3.1 million of spare parts. With respect to stored natural gas, inventories are typically highest in the months before winter. For the years ended March 31, 2006 and 2007, SPHI's stored natural gas inventories, measured by dollar value rather than by volume, were at their highest in November 2005 and November 2006, comprising $242.0 million and $189.4 million, respectively.

Prepaids

Prepaids represent amounts paid as of the period end for goods or services, including insurance, to be received in or benefit future periods. Prepaid amounts are generally amortized on a straight-line basis over the period benefited, unless circumstances dictate an alternative method is more appropriate.

Investment bonds

SPHI purchased Senior and Second Lien Klamath Cogeneration bonds in December 2006 and January 2007, respectively. The Senior and Second Lien Klamath Cogeneration bonds are classified as held to maturity based on SPHI's intent and ability to hold the securities to maturity. SPHI initially provided credit support for the Second Lien Klamath Cogeneration bonds and purchased all of the second lien bonds, as per the Credit Support Facility, when the financial outlook of the City of Klamath Cogeneration project was projected to be unstable. The Second Lien Klamath Cogeneration bonds are fully reserved. For further discussion, see Note 9 to SPHI's financial statements as of and for the year ended March 31, 2007.

Property, plant and equipment

Property, plant and equipment are stated at original cost of contracted services, direct labor and materials, and interest capitalized during construction. All normal expenditures of readying an asset for use are capitalized. Expenditures that do not add to the utility of the asset are charged to expense. Property, plant and equipment purchased in an acquisition of business are recorded at fair value. SPHI capitalizes interest costs on projects over $1.0 million in cost that have construction activities with duration in excess of six months. SPHI capitalized interest of $9.2 million and $18.3 million for the years ended March 31, 2006 and 2007, respectively. Capitalized costs also include expenditures for purchased or developed computer software. For the year ended March 31, 2007, SPHI expensed approximately $3.7 million of capitalized costs related to a pipeline wind project, the future development of which was deemed improbable. In addition, SPHI incurred a $4.7 million impairment charge for the year ended March 31, 2007 related to certain acquired pipeline wind projects that were considered to have no value at the end of the period.

Depreciation and amortization

The depreciable lives of SPHI's property, plant and equipment were categorized as follows: 25 years for thermal electricity generation plants, 25 years for wind farms, which, following the sale of PacifiCorp, were changed from 30 years for the year ended March 31, 2007, 25-40 years for natural gas storage assets and 3-7 years for furniture, fixtures, software and other equipment. Depreciation and amortization are generally computed by the straight-line method, less estimated salvage value, over the assets' estimated useful lives.

Investment in unconsolidated joint ventures

SPHI has shared control, non-majority owned interests in joint ventures, all of which are renewable energy generators. These entities are PPM Energy Colorado Wind Ventures, Inc. and two entities that own wind farms in upstate New York (Flat Rock Windpower, LLC and Flat Rock Windpower II, LLC, which do business as Maple Ridge Windpower and Maple Ridge Windpower II, respectively ("Maple Ridge")). SPHI owns a 50% interest in each of these joint venture entities. SPHI's investment in these joint ventures is included on SPHI's Consolidated Balance Sheets under the equity method of accounting in the line item "Investment in unconsolidated joint ventures." Earnings recognized under the equity method are reflected on SPHI's Statements of Consolidated Income (Loss) in the line item "Earnings in unconsolidated joint ventures."

Income taxes

SPHI uses the asset and liability method of accounting for deferred income taxes. Deferred tax assets and liabilities reflect the expected future tax consequences, based on enacted tax law, of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts. A valuation allowance is recorded for deferred amounts for which SPHI estimates it is more likely than not that all or a portion of a deferred tax asset will not be realized.

Revenue recognition

Revenues from sales of wholesale energy, natural gas, and natural gas storage services are recognized when persuasive evidence of an arrangement exists, delivery has occurred or the services have been rendered, the sales price is fixed or determinable and collection of the related receivable is reasonably assured. Title and risk of loss generally pass to the customer at the time of delivery of the services. For multiple element arrangements, SPHI defers the fair value of any undelivered elements until the relevant element is delivered.

Contracts within the scope of SFAS 133, Accounting for Derivative Instruments and Hedging Activities, are marked-to-market unless they qualify for the Normal Purchase and Normal Sales ("NPNS") exception. The NPNS exception is for transactions entered into for non-trading purposes and expected to be physically settled. Under mark-to-market accounting, the fair value changes of derivative contracts are recorded in SPHI's Statement of Consolidated Income (Loss) in the period of change.

Derivatives held for energy trading purposes are presented on a net basis in revenues in accordance with Emerging Issues Task Force ("EITF") Issue No. 02-03, *Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities.* Derivatives held for non-trading purposes are recorded gross in purchases and sales.

During fiscal year 2007, SPHI entered into a separate line of business for the development, construction and sale of wind farm projects. Revenues associated with this build-to-sell business activity are calculated as the total sales price of the completed project, and are recognized upon the transfer of the assets as of the date of substantial completion. The associated costs to develop and construct the project are carried as inventory until such time as the sale is complete, at which time the costs are transferred to cost of goods sold.

During fiscal year 2007, SPHI entered into the Aeolus transactions, whereby SPHI contributed certain wind assets and independent third parties invested in the B class share equity of these newly created Aeolus entities. See "Business—Renewable Energy Businesses—United States." As consideration for their investment, the third parties paid SPHI a specified amount of up-front cash, fixed notes and contingent notes. The cash and fixed notes which approximately represent the value of the PTCs and MACRS are considered deferred revenue and are credited to income based on a specified amortization schedule. The contingent notes are accrued and credited to income in the period associated with generation, as it relates directly to the production from the wind farm. SPHI continues to consolidate these entities. In the future, it is anticipated that the treatment of the Aeolus transactions will be accounted for differently, and that this will have an effect on SPHI's Statement of Consolidated Income (Loss). See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Accounting Policies."

Purchased electricity and natural gas

Certain hedging, balancing and optimization activity relative to purchased electricity and natural gas is presented net in accordance with EITF Issue No. 03-11, *Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to SFAS No. 133 and Not 'Held for Trading Purposes' As Defined in EITF Issue No. 02-03: Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities* ("EITF 03-11"). These transactions include all financial contracts and physical power trades subject to unplanned netting (known as a "bookout").

Minority interest income

The portion of depreciation attributed to minority interests in the Aeolus transactions (SPHI records a minority interest from inception through the "flip" date) is recorded as minority interest income to SPHI. Minority interest income from the Aeolus transactions for the year ended March 31, 2007 was $1.3 million.

Explanation of Income Statement Items and Adjusted Gross Margin (Accrual Earnings)

The following is a summary description of some of the key elements of certain line items of SPHI's Statement of Consolidated Income (Loss) and adjusted gross margin (accrual earnings).

Revenues

SPHI's revenues are comprised primarily of sales of wholesale electricity, natural gas and natural gas storage services, as well as income from derivative transactions, sales from SPHI's build-to-sell wind farm projects (for the year ended March 31, 2007 only), sales of renewable energy certificates and cash and additional consideration for interests in the Aeolus transactions (which are amortized over 10 years).

Energy costs

Energy costs are comprised of the cost of purchased electricity and natural gas, and natural gas for hedging, balancing and optimization activities.

Build-to-sell

Build-to-sell costs are comprised of the costs to develop and construct build-to-sell wind farm projects for the year ended March 31, 2007 only. SPHI has terminated the build-to-sell line of business which it began in the year ended March 31, 2007.

Adjusted gross margin (accrual earnings)

SPHI's thermal generation and energy management businesses measure performance using adjusted gross margin (accrual earnings) referred to as the underlying earnings of the business. This measure is used for two primary reasons: First, the majority of SPHI's derivative instruments hedge owned or contracted assets (e.g., inventory, storage and transport capacity, power plant PPA's, etc.) which result in asymmetrical accounting treatment (i.e., the hedges are subject to mark-to-market accounting treatment and the exposures are accrual-based). Second, both the thermal and energy management segments' earnings are impacted by price differentials (known as "spreads") either across time (storage), location (transport) or commodities (spark spreads). Therefore, the absolute amounts of revenues and cost of sales are not useful in evaluating these lines of business. The relevant considerations are the spreads that are identified and captured through hedging activities. In the storage business, this involves executing derivative contracts to fix the margin between relatively inexpensive (typically spring and fall) and expensive (typically summer and winter) gas. For transport activities, derivatives are utilized to procure relatively inexpensive (production region) gas and sell expensive (consuming region) gas. For thermal operations, SPHI hedges price differentials between procured capacity and energy via PPA rights with the City of Klamath and tolling agreements with utilities and municipalities. The price differentials in the thermal generation business are a function of the difference between the costs of constructing/financing the Klamath Cogeneration Facility plus transportation costs and the capacity price charged under various tolling arrangements. For energy margins in the thermal business, the price differential arises between the heat rate charged to SPHI under the 237 MW Thermal PPA and the heat rate paid to SPHI under the tolling arrangements.

SPHI's wind and Enstor business units also evaluate performance using adjusted gross margin (accrual earnings).

Operations and maintenance

This line is comprised of operations and maintenance costs for SPHI's wind, thermal, and owned gas storage businesses. Beginning in the fiscal year ended March 31, 2007, SPHI commenced providing O&M services for certain of its owned wind farms rather than purchasing O&M services from turbine suppliers. Depending on the turbine supplier and other factors, SPHI may perform the O&M services for new wind farms from the time they are placed into production or, in certain circumstances, outsource O&M activities to the turbine supplier for an initial period following installation. It is anticipated that as O&M contracts with turbine suppliers expire during the next three to four years, SPHI will also assume the O&M activities for these operational wind farms. Additionally, beginning in the fiscal year ended March 31, 2007, SPHI commenced providing O&M services for the Leaning Juniper wind farm for MidAmerican Energy Holdings Company and incurred O&M expenses associated with developing capabilities to operate wind farms owned by third parties.

Taxes, other than income taxes

Taxes, other than income taxes, include excise, property and certain other taxes imposed in the jurisdictions in which SPHI operates.

Other income

Other income is comprised principally of synthetic fuel royalty revenues.

Income tax (expense) benefit

This line item is comprised of the U.S. federal and state income tax provision.

Results of operations

The following table sets forth certain historical revenue and expense items for the years ended March 31, 2006 and 2007, prepared in accordance with U.S. GAAP:

	For the year ended March 31,		
	2006 (audited)	2007 (audited)	% change
	($ in millions)		
Revenues	815.0	950.9	16.7%
Energy costs	(623.3)	(407.5)	(34.6)%
Build-to-sell	—	(142.3)	—
Gross margin	191.7[1]	401.1	109.2%
Operations and maintenance	(104.0)	(227.8)	119.0%
Taxes, other than income taxes	(7.6)	(10.5)	38.2%
EBITDA[2]	80.1[1]	162.8	103.2%
Depreciation and amortization	(25.7)	(50.4)	96.1%
Provision for credit guarantee	(58.8)	—	—
Impairment of finance assets	(49.4)	—	—
Total operating expenses	(868.8)	(838.5)	(3.5)%
Income (loss) from operations	(53.8)	112.4	308.9%
Interest (expense) income and other income:			
Interest expense	(186.3)	(112.3)	(39.7)%
Interest income	15.9	71.7	350.9%
Interest capitalized—borrowed funds	9.2	18.3	98.9%
Earnings in unconsolidated joint ventures	2.6	9.9	280.8%
Minority interest income	—	1.3	—
Other income	17.5	31.4	79.4%
Total interest (expense) income and other income	(141.1)	20.3	114.4%
Income (loss) from continuing operations before income tax (expense) benefit	(194.9)	132.7	168.1%
Income tax (expense) benefit	80.2	(253.8)	(416.5)%
Loss from continuing operations	(114.7)	(121.1)	(5.6)%
Discontinued Operations			
(Loss) income from discontinued operations	931.4	(16.4)	(101.8)%
Income tax expense	(339.4)	(2.2)	(99.4)%
Net (loss) income from discontinued operations	592.0	(18.6)	(103.1)%
Gain on disposition, including tax benefit of $21.6	176.8	—	—
Net income (loss) gain from discontinued operations	768.8	(18.6)	(102.4)%
Net income (loss)	654.1	(139.7)	(121.4)%

(1) Not audited.

(2) EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA is included because it is frequently used by certain investors, securities analysts and other interested parties in evaluating similar companies. However, because all companies do not calculate EBITDA identically, the presentation of EBITDA for SPHI may not be comparable to similarly titled measures of other companies, including Iberdrola Renovables and the SP UK Assets. EBITDA is not an item recognized under IAS or U.S. GAAP and should not be considered as an alternative to profit from operations, operating income or any other indicator of a company's operating performance required by IAS or U.S. GAAP. EBITDA should not in any way be compared to the operating income, net income or cash flow resulting from the activities of SPHI, nor should it be used as an indicator of its past or future profitability or liquidity.

Segment reporting

Historically, SPHI has not been required to report in business segments and, accordingly, SPHI's audited historical consolidated financial statements for each of the years ended March 31, 2007 and 2006 have not differentiated between business segments. However, SPHI prepares management accounts which segment operating profit by business unit for its ongoing operations, including wind, Enstor (which comprises SPHI's owned gas storage), energy management (including contract storage, structured transport and proprietary trading), and thermal electricity generation. "Other" in the table below refers to SPHI, the parent company, and includes SPGHC and subsidiaries other than PPM Energy.

The unaudited financial information set forth below, for supplementary disclosure only, presents a summary of SPHI's operating results per business segment for the years ended March 31, 2006 and 2007.

	Total *(audited)*	% of Total Revenues	Wind *(unaudited)*	Enstor *(unaudited)*	Energy Management *(unaudited)*	Thermal *(unaudited)*	Other *(unaudited)*
					($ in millions)		
For the year ended March 31, 2006							
Revenues	815.0	100.0%	141.3	36.9	91.9	538.1	6.8
Energy costs	(623.3)	(76.5)%	(105.0)	—	(38.8)	(479.5)	—
Gross margin	191.7[1]	23.5%	36.3	36.9	53.1	58.6	6.8
Operations and maintenance	(104.0)	(12.8)%	(22.3)	(25.7)	(45.7)	(19.5)	9.2
Taxes, other than income taxes	(7.6)	(0.9)%	(1.2)	(2.3)	(2.3)	(1.9)	—
EBITDA[1][2]	80.1[1]	9.8%	12.8	8.9	5.1	37.2	16.0
Depreciation and amortization	(25.7)	(3.2)%	(8.9)	(4.1)	(1.1)	(11.6)	—
Provision for credit guarantee	(58.8)	(7.2)%	—	—		—	(58.8)
Impairment of finance assets	(49.4)	(6.1)%	—	—		—	(49.4)
Total operating expenses	(868.8)	(106.6)%	(137.4)	(32.1)	(87.9)	(512.5)	(99.0)
Income (loss) from operations	(53.8)	(6.6)%	3.9	4.8	4.0	25.6	(92.1)
For the year ended March 31, 2007							
Revenues	950.9	100.0%	446.2	63.5	125.6	310.6	5.0
Operating expenses:							
Energy costs	(407.5)	(42.9)%	(135.5)	—	(2.3)	(269.7)	—
Build-to-sell	(142.3)	(15.0)%	(142.3)	—	—	—	—
Gross margin[1]	401.1	42.2%	168.4	63.5	123.3	40.9	5.0
Operations and maintenance	(227.8)	(24.0)%	(79.4)	(32.0)	(78.4)	(23.5)	(14.5)
Taxes, other than income taxes	(10.5)	(1.1)%	(3.5)	(3.5)	(2.8)	(0.7)	—
EBITDA[1][2]	162.8	17.1%	85.5	28.0	42.1	16.7	(9.5)
Depreciation and amortization	(50.4)	(5.3)%	(32.4)	(4.2)	(2.0)	(11.8)	—
Total operating expenses	(838.5)	(88.2)%	(393.1)	(39.7)	(85.5)	(305.7)	(14.5)
Income (loss) from operations	112.4	11.8%	53.1	23.8	40.1	4.9	(9.5)

(1) Not audited.

(2) EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA is included because it is frequently used by certain investors, securities analysts and other interested parties in evaluating similar companies. However, because all companies do not calculate EBITDA identically, the presentation of EBITDA for SPHI may not be comparable to similarly titled measures of other companies, including Iberdrola Renovables and the SP UK Assets. EBITDA is not an item recognized under IAS or U.S. GAAP and should not be considered as an alternative to profit from operations, operating income or any other indicator of a company's operating performance required by IAS or U.S. GAAP. EBITDA should not in any way be compared to the operating income, net income or cash flow resulting from the activities of SPHI, nor should it be used as an indicator of its past or future profitability or liquidity.

Comparison of years ended March 31, 2006 and March 31, 2007

Adjusted results of operations on a segmented basis

In SPHI's audited financial statements for the year ended March 31, 2006, gas storage fees, park and loan fees, and gas transportation fees were reported as contra-revenues for the energy management business segment. These contra-revenues are amounts relating to intra-company transactions between Enstor and PPM Energy with respect to energy management activities (these amounts are eliminated on a consolidated basis, but are shown for segmented reporting purposes only). Additionally, plant costs for the thermal segment were reported as energy costs. In the audited financial statements for the year ended March 31, 2007, based on different accounting interpretations, all of these items were reported as operations and maintenance expenses. The 2007 amount applicable to the energy management segment has been reclassified, resulting in a reduction of revenues of $30.3 million. The 2007 amount applicable to the thermal segment has been reclassified, resulting in an increase of energy costs of $7.2 million. These reclassifications have been performed for the year ended March 31, 2007 for comparative purposes, causing a decrease in adjusted gross margin in both segments but having no impact on EBITDA, EBIT or net income.

The adjustments to SPHI's historical results of operations and the unaudited SPHI adjusted results of operations are presented in the table below by business segment for the years ended March 31, 2006 and 2007 and are used in the following discussion of the period on period comparison on a segmented basis. The comparative percentages reflected in this section under "Comparison of years ended March 31, 2006 and March 31, 2007" refer to the various line items that have been reported after this reclassification.

Adjusted results of operations	Total *(unaudited)*	% of Total Revenues	Wind *(unaudited)*	Gas[1] *(unaudited)*	Energy Management *(unaudited)*	Thermal *(unaudited)*	Other *(unaudited)*
	($ in millions, except percentages)						
For the year ended March 31, 2006							
Revenues	815.0	100.0%	141.3	36.9	91.9	538.1	6.8
Energy costs	(623.3)	(76.5)%	(105.0)	—	(38.8)	(479.5)	—
Adjusted gross margin	191.7	23.5%	36.3	36.9	53.1	58.6	6.8
Operations and maintenance[2]	(104.0)	(12.8)%	(22.3)	(25.7)	(45.7)	(19.5)	9.2
Taxes, other than income taxes	(7.6)	(0.9)%	(1.2)	(2.3)	(2.3)	(1.9)	—
EBITDA[3]	80.1	9.8%	12.8	8.9	5.1	37.2	16.0
Depreciation and amortization	(25.7)	(3.2)%	(8.9)	(4.1)	(1.1)	(11.6)	—
Provision for credit guarantee	(58.8)	(7.2)%	—	—		—	(58.8)
Impairment of finance assets	(49.4)	(6.1)%	—	—		—	(49.4)
Total operating expenses	(868.8)	(106.6)%	(137.4)	(32.1)	(87.9)	(512.5)	(99.0)
Income (loss) from operations	(53.8)	(6.6)%	3.9	4.8	4.0	25.6	(92.1)
For the year ended March 31, 2007							
Revenues	920.6	100.0%	446.2	63.5	95.3[4]	310.6	5.0
Energy costs	(414.7)	(45.0)%	(135.5)	—	(2.3)	(276.9)[5]	—
Build-to-sell	(142.3)	(15.5)%	(142.3)	—	—	—	—
Adjusted gross margin	363.6	39.5%	168.4	63.5	93.0	33.7	5.0
Operations and maintenance[2]	(190.3)	(20.7)%	(79.4)	(32.0)	(48.1)[4]	(16.3)[5]	(14.5)
Taxes, other than income taxes	(10.5)	(1.1)%	(3.5)	(3.5)	(2.8)	(0.7)	—
EBITDA[3]	162.8	17.7%	85.5	28.0	42.1	16.7	(9.5)
Depreciation and amortization	(50.4)	(5.5)%	(32.4)	(4.2)	(2.0)	(11.8)	—
Total operating expenses	(808.2)	(87.8)%	(393.1)	(39.7)	(55.2)	(305.7)	(14.5)
Income (loss) from operations	112.4	12.2%	53.1	23.8	40.1	4.9	(9.5)

(1) Enstor business segment.

(2) Includes corporate allocations.

(3) EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA is not impacted by the reclassifications performed for the year ended March 31, 2007 as set forth in the Adjusted Results of Operations above. EBITDA is included because it is frequently used by certain investors, securities analysts and other interested parties in evaluating similar companies. However, because all companies do not calculate EBITDA identically, the presentation of EBITDA for SPHI may not be comparable to similarly titled measures of other companies, including Iberdrola Renovables and SP UK Assets. EBITDA is not an item recognized under IAS or U.S. GAAP and should not be considered as an alternative to profit from operations, operating income or any other indicator of a company's operating performance required by IAS or U.S. GAAP. EBITDA should not in any way be compared to the operating income, net income or cash flow resulting from the activities of SPHI, nor should it be used as an indicator of their past or future profitability or liquidity.

(4) Adjustments for gas storage fees, park and loan fees, and gas transportation fees decreased revenues by $30.3 million and decreased operations and maintenance by the same amount.

(5) Adjustments for plant costs increased energy costs by $7.2 million and decreased operations and maintenance by the same amount.

Wind

The table below sets out SPHI's adjusted results of operations for the wind business segment for the years ended March 31, 2006 and 2007.

	Total wind			Wind energy generation			Build-to-sell	
	For the year ended March 31,			For the year ended March 31,				
	2006 (unaudited)	2007 (unaudited)	% change	2006 (unaudited)	2007 (unaudited)	% change	2006 (unaudited)	2007 (unaudited)
	($ in millions, except percentages)							
Wind								
Revenues	141.3	446.2	215.8%	141.3	262.9	86.1%	—	183.3
Energy costs	(105.0)	(135.5)	29.0%	(105.0)	(135.5)	29.0%	—	—
Build-to-sell	—	(142.3)	—	—	—	—	—	(142.3)
Adjusted gross margin(1)	36.3	168.4	363.9%	36.3	127.4	251.0%	—	41.0
Operations and maintenance	(22.3)	(79.4)	256.1%	(22.3)	(79.4)	256.1%	—	—
Taxes, other than income taxes	(1.2)	(3.5)	191.7%	(1.2)	(3.5)	191.7%	—	—
EBITDA	12.8	85.5	568.0%	12.8	44.5	247.7%	—	41.0
Adjusted gross margin and EBITDA reconciliation								
Adjusted gross margin(1)	36.3	168.4	363.9%	36.3	127.4	251.0%	—	41.0
Mark-to-market earnings	(4.5)	4.8	(206.7)%	(4.5)	4.8	(206.7)%	—	—
Adjusted gross margin (accrual earnings)(2)	40.8	163.6	301.0%	40.8	122.6	200.5%	—	41.0
EBITDA	12.8	85.5	568.0%	12.8	44.5	247.7%	—	41.0
EBITDA margin(3)	35.3%	50.8%	—	35.3%	34.9%	—	—	100.0%
Corporate allocations	(13.2)	(36.9)	179.5%	(13.2)	(36.9)	179.5%	—	—
Impairments	—	(8.4)	—	—	(8.4)	—	—	—
Adjusted EBITDA(4)	26.0	130.8	403.1%	26.0	89.8	245.4%	—	41.0
Adjusted EBITDA margin(5)	71.6%	77.7%	—	71.6%	70.5%	—	—	—
Mark-to-market earnings	(4.5)	4.8	(206.7)%	(4.5)	4.8	(206.7)%	—	—
Adjusted EBITDA (accrual earnings)(6)	30.5	126.0	313.1%	30.5	85.0	178.7%	—	41.0
Adjusted EBITDA (accrual earnings) margin(7)	74.8%	77.0%	—	74.8%	69.3%	—	—	100.0%

(1) Gross margin adjusted for certain O&M costs reclassified as costs of goods sold and revenues.

(2) Gross margin further adjusted for the effects of mark-to-market accounting.

(3) EBITDA margin is EBITDA divided by adjusted gross margin.

(4) EBITDA adjusted by impairments and excluding corporate allocations.

(5) Adjusted EBITDA margin is adjusted EBITDA divided by adjusted gross margin.

(6) EBITDA adjusted by impairments, excluding corporate allocations and adjusted for the effects of mark-to-market accounting.

(7) Adjusted EBITDA (accrual earnings) margin is adjusted EBITDA (accrual earnings) divided by adjusted gross margin (accrual earnings).

Revenues. Revenues in the wind segment increased by 215.8%, from $141.3 million in the year ended March 31, 2006 to $446.2 million in the year ended March 31, 2007.

- *Build-to-sell.* Build-to-sell revenues in the year ended March 31, 2007, totaled approximately $183.3 million.
- *Wind energy generation.* Wind energy generation revenues increased by 86.1% to $262.9 million in the year ended March 31, 2007. This increase was primarily a result of revenues from the Aeolus transactions of approximately $28.0 million and increased wind farm revenues from new wind energy capacity.

Energy costs for wind farm generation. Energy costs in the wind segment do not include the build-to-sell costs. Energy costs in the wind segment increased by 29.0%, from $105.0 million in the year ended March 31, 2006 to $135.5 million in the year ended March 31, 2007. This increase was primarily a result of energy purchases for the firming and shaping contracts for certain of SPHI's power purchases, higher energy prices, and increased wheeling expenses. See "Business—Renewable Energy Businesses."

Adjusted gross margin. Wind's adjusted gross margin increased 363.9% to $168.4 million for the year ended March 31, 2007 from $36.3 million for the year ended March 31, 2006.

- *Build-to-sell.* The adjusted gross margin for the build-to-sell business was $41.0 million in the year ended March 31, 2007.
- *Wind energy generation.* Wind energy generation's adjusted gross margin increased by 251.0% to $127.4 million in the year ended March 31, 2007. This increase was primarily a result of the Aeolus transactions and the growth of the wind business.
- *606 MW FPL PPAs.* For the years ending March 31, 2006 and March 31, 2007 adjusted gross margin was $6.7 million and $5.0 million, respectively. Key drivers of the results included:
    - off-take agreement margins of approximately $24 million based on the difference between PPA prices and off-take agreements offset by;
    - losses on the settlement of market hedges of approximately $8 million annually from covering sales commitments in the spot market rather than with wind energy generation;
    - transmission costs of approximately $4 million annually to deliver energy to customers not taking delivery at the wind facilities; and
    - trading activity costs, inclusive of firming and shaping, of approximately $7 million annually.

Operations and maintenance. O&M expenses in the wind segment increased by 256.1%, from $22.3 million in the year ended March 31, 2006 to $79.4 million in the year ended March 31, 2007. This increase was primarily due to the timing of the MW being placed into operation, the inclusion of approximately 262 MW of new wind energy capacity coming on line in the year ended March 31, 2007 and the full year of operations of approximately 574 MW of new wind energy capacity constructed in the year ended March 31, 2006.

Corporate allocations. Corporate allocations in the wind segment increased by 179.5% from $13.2 million (36.4% of adjusted gross margin) in the year ended March 31, 2006 to $36.9 million (21.9% of adjusted gross margin) in the year ended March 31, 2007, due to the growth of the wind business.

Mark-to-market earnings. Mark-to-market earnings in the wind segment for the period ending March 31, 2006 were an unrealized loss of $4.5 million. For the period ending March 31, 2007, mark-to-market earnings resulted in an unrealized gain of $4.8 million. Market hedges related to the wind business are subject to mark-to-market accounting under SFAS 133 due to the financial settlement characteristics of the agreements. As a result, the positions are recorded at fair value based on the market price of power at the delivery locations of the market hedges rather than the price of energy at the wind farms they are hedging. Unrealized losses on market hedges in 2006 were primarily the result of rising power prices in New York where SPHI had entered into financial swaps to hedge unsold wind capacity. Unrealized gains in 2007 were primarily due to declining power prices in New York against the same market hedges that existed in 2006.

Adjusted EBITDA (accrual earnings). Adjusted EBITDA (accrual earnings), increased from $30.5 million (74.8% of adjusted gross margin (accrual earnings)) in the year ended March 31, 2006 to $126.0 million (77.0% of adjusted gross margin (accrual earnings)) in the year ended March 31, 2007. For the year ended March 31, 2007, SPHI expensed approximately $3.7 million of capitalized costs related to a pipeline wind project, the future development of which was deemed improbable. In addition, SPHI incurred a $4.7 million impairment charge for the year ended March 31, 2007 related to certain acquired pipeline wind projects that were considered at the end of such period to have no value. See "—Key Accounting Policies—Property, plant and equipment."

- *Build-to-sell.* The adjusted EBITDA (accrual earnings) for the build-to-sell business was $41.0 million in the year ended March 31, 2007.
- *Wind energy generation.* The adjusted EBITDA (accrual earnings) for the wind energy generation business increased 178.7% from $30.5 million in the year ended March 31, 2006 to $85.0 million in the year ended March 31, 2007. This increase was primarily due to an additional 262 MW of new wind capacity being placed into operation during the year ended March 31, 2007, coupled with the full-year contribution of those wind assets that were completed during the year ended March 31, 2006.

Enstor

The table below sets out SPHI's adjusted results of operations for the Enstor business segment for the years ended March 31, 2006 and 2007.

	For the year ended March 31,		
	2006 *(unaudited)*	**2007** *(unaudited)*	**% change**
	($ in millions)		
Enstor			
Revenues	36.9	63.5	72.1%
Energy costs	—	—	—
Adjusted gross margin(1)	36.9	63.5	72.1%
Operations and maintenance	(25.7)	(32.0)	24.5%
Taxes, other than income tax	(2.3)	(3.5)	52.2%
EBITDA	8.9	28.0	214.6%
Adjusted gross margin and EBITDA reconciliation			
Adjusted gross margin(1)	36.9	63.5	72.1%
Mark-to-market earnings	—	—	—
Adjusted gross margin (accrual earnings)(2)	36.9	63.5	72.1%
EBITDA	8.9	28.0	214.6%
EBITDA margin(3)	24.1%	44.1%	—
Corporate allocations	(8.1)	(5.0)	38.3%
Impairments	—	—	—
Adjusted EBITDA(4)	17.0	33.0	94.1%
Adjusted EBITDA margin(5)	46.1%	52.0%	—
Mark-to-market earnings	—	—	—
Adjusted EBITDA (accrual earnings)(6)	17.0	33.0	94.1%
Adjusted EBITDA (accrual earnings) margin(7)	46.1%	52.0%	—

(1) Gross margin is adjusted for certain O&M costs reclassified as costs of goods sold and revenues.

(2) Adjusted gross margin further adjusted for the effects of mark-to-market accounting.

(3) EBITDA margin is EBITDA divided by adjusted gross margin.

(4) EBITDA adjusted by impairments and excluding corporate allocations.

(5) Adjusted EBITDA margin is adjusted EBITDA divided by adjusted gross margin.

(6) EBITDA adjusted by impairments, excluding corporate allocations and adjusted for the effects of mark-to-market accounting.

(7) Adjusted EBITDA (accrual earnings) margin is adjusted EBITDA (accrual earnings) divided by adjusted gross margin (accrual earnings).

Revenues. Revenues in the Enstor segment increased by 72.1%, from $36.9 million in the year ended March 31, 2006 to $63.5 million in the year ended March 31, 2007. This increase was primarily a result of weather conditions that impacted gas prices and volatility. The mild 2005-06 winter resulted in high ending storage volumes which lowered demand for summer 2006 storage injections. This placed downward pressure on summer prices, thereby widening the seasonal spreads. Enstor was able to capture such wider summer/winter spreads in the year ended March 31, 2007. In addition, Enstor benefited from a full year's contribution from the Grama Storage facility, which was purchased during the year ended March 31, 2006.

Adjusted gross margin. Enstor's adjusted gross margin increased 72.1% from $36.9 million for the year ended March 31, 2006 to $63.5 million for the year ended March 31, 2007 for the reasons described above in revenues.

Operations and maintenance. O&M expenses in the Enstor segment increased by 24.5%, from $25.7 million in the year ended March 31, 2006 to $32.0 million in the year ended March 31, 2007. This increase was primarily a result of increased storage fees and increased contract and service expenses.

Corporate allocations. Corporate allocations in the Enstor segment decreased by 38.3% from $8.1 million (22.0% of adjusted gross margin) in the year ended March 31, 2006 to $5.0 million (7.9% of adjusted gross margin) in the year ended March 31, 2007. This was due to a larger percentage of corporate overhead being allocated to other business segments.

Adjusted EBITDA (accrual earnings). Adjusted EBITDA (accrual earnings) in the Enstor segment increased from $17.0 million (46.1% of adjusted gross margin (accrual earnings)) in the year ended March 31, 2006 to $33.0 million (52.0% of adjusted gross margin (accrual earnings) in the year ended March 31, 2007. EBITDA in the Enstor segment in the year ended March 31, 2007 excludes $11.6 million of intercompany activities between Enstor and the energy management business and $3.0 million of provisions.

Energy management

The table below sets out SPHI's adjusted results of operations for the energy management business segment for the years ended March 31, 2006 and 2007.

	For the year ended March 31,		
	2006 (*unaudited*)	2007 (*unaudited*)	% change
	(*$ in millions*)		
Energy management			
Revenues	91.9	95.3[1]	3.7%
Energy costs	(38.8)	(2.3)	(94.1)%
Adjusted gross margin[2]	53.1	93.0	75.1%
Operations and maintenance	(45.7)	(48.1)[1]	5.3%
Taxes, other than income tax	(2.3)	(2.8)	21.7%
EBITDA	5.1	42.1	725.5%
Gross margin and EBITDA reconciliation			
Adjusted gross margin[2]	53.1	93.0	75.1%
Mark-to-market earnings	21.4	(8.9)	(141.6)%
Adjusted gross margin (accrual earnings)[3]	31.7	101.9	221.5%
EBITDA	5.1	42.1	725.5%
EBITDA margin[4]	9.6%	45.3%	—
Corporate allocations	(30.9)	(42.7)	38.2%
Impairments	0	0	
Adjusted EBITDA[5]	36.0	84.8	135.6%
Adjusted EBITDA margin[6]	67.8%	91.2%	
Mark-to-market earnings	21.4	(8.9)	(141.6)%
Adjusted EBITDA (accrual earnings)[7]	14.6	93.7	541.8%
Adjusted EBITDA (accrual earnings) margin[8]	46.1%	92.0%	

(1) Adjustments for gas storage fees, park and loan fees, and gas transportation fees decreased revenues by $30.3 million and decreased operations and maintenance by the same amount.

(2) Gross margin adjusted for certain O&M costs reclassified as costs of goods sold and revenues.

(3) Gross margin further adjusted for the effects of mark-to-market accounting.

(4) EBITDA margin is EBITDA divided by adjusted gross margin.

(5) EBITDA adjusted by impairments and excluding corporate allocations.

(6) Adjusted EBITDA margin is adjusted EBITDA divided by adjusted gross margin.

(7) EBITDA adjusted by impairments, excluding corporate allocations and adjusted for the effects of mark-to-market accounting.

(8) Adjusted EBITDA (accrual earnings) margin is Adjusted EBITDA divided by adjusted gross margin (accrual earnings).

Revenues. Revenues in the energy management segment were $91.9 million in the year ended March 31, 2006 and $95.3 million in the year ended March 31, 2007.

Energy costs. Energy costs in the energy management segment were $38.8 million (73.1% of adjusted gross margin) in the year ended March 31, 2006 and $2.3 million (2.5% of adjusted gross margin) in the year ended March 31, 2007. Energy costs decreased over the period primarily due to certain intercompany transactions which occurred in year ended March 31, 2006 that did not occur in the year ended March 31, 2007.

Mark-to-market earnings. For the year ended March 31, 2006, SPHI's energy management business segment recorded a non-cash gain of $21.4 million under mark-to-market accounting under SFAS 133 related to the impact of falling winter gas prices on gas store hedges. The price decline arose from a warm winter and negligible impacts to the Gulf Coast supply basin in the United States from Hurricane Katrina in August 2005. For the year ended March 31, 2007, SPHI's energy management business segment recorded a non-cash loss of $8.9 million under mark-to-market accounting which was the result of rising winter gas prices on winter storage hedges. Neither the gain for the year ended March 31, 2006 nor the loss for the year ended March 31, 2007 is indicative of cash earnings since the hedges are primarily covered with gas inventory rather than market gas.

Adjusted gross margin (accrual earnings). Energy management's adjusted gross margin (accrual earnings) increased 221.5% to $101.9 million in 2007 from $31.7 million for the year ended March 31, 2006. The increase was primarily due to:

- an increase in contracted gas storage margins from $13.0 million in the year ended March 31, 2006 to $52.5 million in the year ended March 31, 2007 resulting from the timing of winter hedges that captured large summer/winter spreads;

- an increase in proprietary gas and power trading margins from $13.0 million in the year ended March 31, 2006 to $38.5 million in the year ended March 31, 2007; contributions came from both cash and term power trading in the West and fixed and basis gas trading in the Gulf and West coast regions; and
- the execution of a gas supply agreement in 2007 that resulted in $6.1 million of adjusted gross margin and returns from firm transport positions of $3.2 million.

Operations and maintenance. O&M expenses in the energy management segment increased by 5.3%, from $45.7 million in the year ended March 31, 2006 to $48.1 million in the year ended March 31, 2007. This increase was primarily a result of increased capacity payments associated with incremental contracted storage capacity.

Corporate allocations. Corporate allocations in the energy management segment increased by 38.2% from $30.9 million (58.2% of adjusted gross margin) in the year ended March 31, 2006 to $42.7 million (45.9% of adjusted gross margin) in the year ended March 31, 2007. This was due to additional activity and personnel in this segment.

Adjusted EBITDA (accrual earnings). Adjusted EBITDA (accrual earnings) in the energy management segment increased from $14.6 million in the year ended March 31, 2006 to $93.7 million in the year ended March 31, 2007. EBITDA in the energy management segment in the year ended March 31, 2007 excludes $11.6 million of intercompany activities between Enstor and energy management.

Thermal generation

The table below sets out SPHI's adjusted results of operations for the thermal generation business segment for the years ended March 31, 2006 and 2007.

	For the year ended March 31,		
	2006 *(unaudited)*	2007 *(unaudited)*	% change
	($ in millions)		
Thermal generation			
Revenues	538.1	310.6	(42.3)%
Energy costs	(479.5)	(276.9)(1)	(42.3)%
Adjusted gross margin(2)	58.6	33.7	(42.5)%
Operations and maintenance	(19.5)	(16.3)(1)	(16.4)%
Taxes, other than income tax	(1.9)	(0.7)	(63.2)%
EBITDA	37.2	16.7	(55.1)%
Adjusted gross margin and EBITDA reconciliation			
Adjusted gross margin(2)	58.6	33.7	(42.5)%
Mark-to-market earnings	(15.0)	(52.4)	249.3%
Adjusted gross margin (accrual earnings)(3)	73.6	86.1	17.0%
EBITDA	37.2	16.7	(55.1)%
EBITDA margin(4)	63.5%	49.6%	—
Corporate allocations	(12.1)	(10.4)	(14.0)%
Impairments	0	0	—
Adjusted EBITDA(5)	49.3	27.1	(45.0)%
Adjusted EBITDA margin(6)	84.1%	80.4%	
Mark-to-market earnings	(15.0)	(52.4)	249.3%
Adjusted EBITDA (accrual earnings)(7)	64.3	79.5	23.6%
Adjusted EBITDA (accrual earnings) margin(8)	87.4%	92.3%	—

(1) Adjustments for plant costs increased energy costs by $7.2 million and decreased operations and maintenance by the same amount.

(2) Gross margin adjusted for certain O&M costs reclassified as costs of goods sold and revenues.

(3) Gross margin adjusted for the effects of mark-to-market accounting.

(4) EBITDA margin is EBITDA divided by adjusted gross margin.

(5) EBITDA adjusted by impairments and excluding corporate allocations.

(6) Adjusted EBITDA margin is adjusted EBITDA divided by adjusted gross margin.

(7) EBITDA adjusted by impairments, excluding corporate allocations and adjusted for the effects of mark-to-market accounting.

(8) Adjusted EBITDA (accrual earnings) margin is adjusted EBITDA (accrual earnings) divided by adjusted gross margin (accrual earnings).

Revenues. Revenues in the thermal generation segment were $538.1 million in the year ended March 31, 2006 and $310.6 million in the year ended March 31, 2007.

Energy costs. Energy costs in the thermal generation segment were $479.5 million (818.3% of adjusted gross margin) in the year ended March 31, 2006 and $276.9 million (821.7% of adjusted gross margin) in the year ended March 31, 2007. This decreased primarily due to lower gas prices in 2007 used to fuel the plant.

Mark-to-market earnings. For the year ended March 31, 2006, SPHI's thermal generation business segment recorded a non-cash loss of $15.0 million under mark-to-market accounting under SFAS 133. For the year ended March 31, 2007 SPHI's thermal generation business segment recorded a non-cash loss of $52.4 million under mark-to-market accounting. The $52.4 million mark-to-market loss was primarily the result of delivering capacity and energy under the tolling agreements and rising heat rates. The collection of capacity payments results in a dollar for dollar offset between realized earnings (which increases) and mark-to-market earnings (which decreases). Rising heat rates affect the forward value of the tolling arrangements since they assume, incorrectly, that they will be covered with market power purchases when, in fact, the tolling contracts are hedged with the Klamath Cogeneration Facility.

Adjusted gross margin (accrual earnings). Thermal generation's adjusted gross margin (accrual earnings) increased 17.0% from $73.6 million for the year ended March 31, 2006 to $86.1 million for the year ended March 31, 2007. The increase was due to (i) the California Department of Water Resources ("CDWR") taking more energy under its tolling agreement, (ii) collection of cycling changes under the CDWR tolling agreement, (iii) the sale of excess transmission capacity, and (iv) the displacement of peaking capacity with market power purchases to serve demand.

Operations and maintenance. O&M expenses in the thermal generation segment decreased by 16.4%, from $19.5 million in the year ended March 31, 2006 to $16.3 million in the year ended March 31, 2007. This decrease was primarily a result of lower general administrative expenses during the year ended March 31, 2007.

Corporate allocations. Corporate allocations in the thermal generation segment decreased by 14.0% from $12.1 million (20.6% of adjusted gross margin) in the year ended March 31, 2006 to $10.4 million (30.9% of adjusted gross margin) in the year ended March 31, 2007. This was due to a larger percentage of corporate overhead being allocated to other business segments.

Adjusted EBITDA (accrual earnings). Adjusted EBITDA (accrual earnings) in the thermal generation segment increased from $64.3 million (87.4% of adjusted gross margin (accrual earnings)) in the year ended March 31, 2006 to $79.5 million (92.3% of adjusted gross margin (accrual earnings)) in the year ended March 31, 2007.

Other

Other business includes the residual operations of SPHI that were not disposed of with the sale of PacifiCorp and which are currently in the wind down process. The table below sets out SPHI's adjusted results of operations for the "other" business segment for the years ended March 31, 2006 and 2007.

	For the year ended March 31,		
	2006 *(unaudited)*	2007 *(unaudited)*	% change
	($ in millions)		
Other			
Revenues	6.8	5.0	(26.5)%
Energy costs	—	—	—
Adjusted gross margin(1)	6.8	5.0	(26.5)%
Operations and Maintenance	9.2	(14.5)	(257.6)%
Taxes, other than income tax	—	—	—
EBITDA	16.0	(9.5)	(159.4)%
Adjusted gross margin and EBITDA reconciliation			
Adjusted gross margin(1)	6.8	5.0	(26.5)%
Mark-to-market earnings	—	—	—
Adjusted gross margin (accrual earnings)(2)	6.8	5.0	(26.5)%
EBITDA	16.0	(9.5)	(159.4)%
EBITDA margin(3)	235.3%	(190.0)%	—
Corporate allocations	—	—	—
Impairments	—	—	—
Adjusted EBITDA(4)	16.0	(9.5)	(159.4)%
Adjusted EBITDA margin(5)	235.3%	(190.0)%	—
Mark-to-market earnings	—	—	—
Adjusted EBITDA (accrual earnings)(6)	16.0	(9.5)	(159.4)%
Adjusted EBITDA (accrual earnings) margin(7)	235.3%	(190.0)%	

(1) Gross margin adjusted for certain O&M costs reclassified as costs of goods sold and revenues.

(2) Gross margin further adjusted for the effects of mark-to-market accounting.

(3) EBITDA margin is EBITDA divided by adjusted gross margin.

(4) EBITDA adjusted by impairments and excluding corporate allocations.

(5) Adjusted EBITDA margin is adjusted EBITDA divided by adjusted gross margin.

(6) EBITDA adjusted by impairments, excluding corporate allocations and adjusted for the effects of mark-to-market accounting.

(7) Adjusted EBITDA (accrual earnings) margin is Adjusted EBITDA (accrual earnings) divided by adjusted gross margin (accrual earnings).

Revenues. Revenues in the other business segment decreased by 26.5%, from $6.8 million in the year ended March 31, 2006 to $5.0 million in the year ended March 31, 2007. This decrease was primarily due to the winding down of non-core businesses following the sale of PacifiCorp.

Operations and maintenance. O&M expenses in the other business segment were a negative $9.2 million in the year ended March 31, 2006 compared to a positive $14.5 million in the year ended March 31, 2007. The year over year change was primarily a result of gain on the disposal of PacifiCorp offsetting normal administrative and salary expenses for the year ended March 31, 2006.

Adjusted EBITDA (accrual earnings). Adjusted EBITDA (accrual earnings) in the other business segment decreased by $16.0 million (235.3% of adjusted gross margin (accrual earnings)) in the year ended March 31, 2006 to negative $9.5 million (190.0% of adjusted gross margin (accrual earnings)) in the year ended March 31, 2007.

Non-adjusted results of operations on unsegmented basis

Taxes, other than income taxes

Taxes, other than income taxes, increased by 38.2%, from $7.6 million in the year ended March 31, 2006 to $10.5 million in the year ended March 31, 2007. This increase was primarily due to increased property taxes as a result of an increase in wind farms.

Depreciation and amortization

Depreciation and amortization increased by 96.1%, from $25.7 million in the year ended March 31, 2006 to $50.4 million in the year ended March 31, 2007. This increase was primarily due to increased wind farms and related operations, with approximately 262 MW of new wind farm capacity coming on line in the year ended March 31, 2007 and a full year of operation of 574 MW of new wind farm capacity constructed in the year ended March 31, 2006, as well as approximately $5.5 million of increased depreciation resulting from a change in the depreciable lives of the wind assets from 30 years to 25 years made in the year ended March 31, 2007.

Income (loss) from operations

Income (loss) from operations was a loss of $53.8 million in the year ended March 31, 2006 and was income of $112.4 million in the year ended March 31, 2007 for the reasons set forth above.

Interest expense

Interest expense decreased by 39.7%, from $186.3 million in the year ended March 31, 2006 to $112.3 million in the year ended March 31, 2007. This decrease was primarily due to a reduction of SPHI's indebtedness owed to ScottishPower Finance 2 Limited. See "—Liquidity and Capital Resources—Cash Flow from Financing Activities."

Interest income

Interest income increased by 350.9%, from $15.9 million in the year ended March 31, 2006 to $71.7 million in the year ended March 31, 2007. This increase was primarily due to an intercompany loan made to ScottishPower UK as well as interest income of $4.4 million from the Aeolus transactions. See "—Liquidity and Capital Resources—Cash Flow from Investing Activities."

Interest capitalized—borrowed funds

Interest capitalized—borrowed funds increased by 98.9%, from income of $9.2 million in the year ended March 31, 2006 to $18.3 million in the year ended March 31, 2007. This increase was primarily due to an increase in the number of wind projects under construction, during which time the related interest was capitalized.

Earnings in unconsolidated joint ventures

Earnings in unconsolidated joint ventures increased by 280.8%, from $2.6 million in the year ended March 31, 2006 to $9.9 million in the year ended March 31, 2007. This increase was primarily due to earnings from a 62 MW increase in capacity at the Maple Ridge wind farms owned jointly with Horizon Energy during the year ended March 31, 2007.

Minority interest income

Minority interest increased from zero in the year ended March 31, 2006 to $1.3 million in the year ended March 31, 2007. This increase resulted from the Aeolus transactions.

Other income

Other income increased by 79.4%, from $17.5 million in the year ended March 31, 2006 to $31.4 million in the year ended March 31, 2007. This increase resulted from increased synthetic fuel royalty revenue and the sale of assets that were not part of the core business.

Income (loss) from continuing operations before income tax (expense) benefit

Income (loss) from continuing operations before income tax (expense) benefit increased from a loss of $194.9 million in the year ended March 31, 2006 to income of $132.7 million in the year ended March 31, 2007 for the reasons set forth above.

Income tax (expense) benefit

Income tax benefit decreased from a benefit of $80.2 million in the year ended March 31, 2006 to an expense of $253.8 million in the year ended March 31, 2007. The change was due primarily to an increase of $316.7 million primarily related to potential tax audit liabilities (which is net of $9.3 million tax receivable from PacifiCorp). See "—Factors Affecting SPHI Results of Operations—Certain non-recurring items." In addition, the change in tax expense also results from additional book income in March 31, 2007 as compared to March 31, 2006, partially offset by the effects of capital loss utilization at March 31, 2007.

Loss from continuing operations

Loss from continuing operations increased 5.6%, from a loss of $114.7 million in the year ended March 31, 2006 to a loss of $121.1 million in the year ended March 31, 2007 for the reasons set forth above.

Income tax expense from discontinued operations

Income tax expense from discontinued operations decreased by 99.4%, from $339.4 million in the year ended March 31, 2006 to $2.2 million in the year ended March 31, 2007. The change is a result of the disposal of PacifiCorp in the year ended March 31, 2006.

Net (loss) income from discontinued operations

Net (loss) income from discontinued operations decreased from income of $592.0 million in the year ended March 31, 2006 to a loss of $18.6 million in the year ended March 31, 2007 for the reasons set forth above.

(Loss) income from discontinued operations

(Loss) income from discontinued operations was income of $931.4 million in the year ended March 31, 2006 and was a loss of $16.4 million in the year ended March 31, 2007. The income in 2006 results from the sale of PacifiCorp on March 21, 2006. The loss in the year ended March 31, 2007 resulted from SPHI's accrual of $22.2 million in response to claims asserted by MidAmerican Energy Holdings Company, partially offset by a reduction in the provision for discontinued operations of $5.8 million due to a change in estimate.

Gain on disposition, including tax benefit of $21.6

Gain on disposition decreased from $176.8 million in the year ended March 31, 2006 to zero in the year ended March 31, 2007. The gain in the year ended March 31, 2006 was attributable to the sale of PacifiCorp to MidAmerican Energy Holdings Company completed on March 21, 2006.

Net income (loss) gain from discontinued operations

Net income (loss) gain from discontinued operations decreased from a gain of $768.8 million in the year ended March 31, 2006 to a loss of $18.6 million in the year ended March 31, 2007 for the reasons set forth above.

Net income (loss)

Net income (loss) decreased from income of $654.1 million in the year ended March 31, 2006 to a loss of $139.7 million in the year ended March 31, 2007 for the reasons set forth above.

Liquidity and Capital Resources

Cash Flow Statement data

The following table sets forth SPHI's cash flow statement data for the years ended March 31, 2006 and 2007.

	For the year ended March 31,	
	2006 *(audited)*	2007 *(audited)*
	($ in millions)	
Cash flows from operating activities:		
Net income (loss)	654.1	(139.7)
Less: net income from discontinued operations, net of tax	(592.0)	18.6
Less: gain on sale of discontinued operations	(176.8)	—
Net loss from continuing operations	(114.7)	(121.1)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Gain on sale of assets	(10.9)	—
Impairment of long-lived assets and goodwill	49.4	—
Unrealized loss on derivative contracts	22.5	60.9
Depreciation and amortization	25.7	50.4
Gain on sale of leveraged leases	—	(0.7)
Gain on earnings of unconsolidated joint ventures	(2.6)	(9.9)
Other	0.3	—
Changes in:		
Accounts receivable and prepayments	(48.3)	70.1
Inventories	(113.3)	(19.5)
Amounts due to/from affiliates, net	(44.3)	(20.8)
Non-current note receivable	—	(164.1)
Accounts payable, accrued liabilities and taxes payable	110.3	450.6
Deferred income taxes and investment tax credits—net	(107.2)	(36.1)
Deferred revenue	—	746.0
Other non-current assets	—	(6.8)
Other	(1.9)	(47.9)
Net cash provided by (used in) continuing operations	(235.0)	951.1
Net cash used in (provided by) discontinued operations	902.0	(41.3)
Net cash provided by operating activities	667.0	909.8
Cash flows from investing activities:		
Capital expenditures	(707.0)	(479.5)
Business acquisitions and investments	(44.7)	—
Proceeds from sale of assets	20.7	—
Proceeds from sales of finance assets and principal payments	30.2	77.5
Investments in and advances to affiliates	(126.9)	(82.3)
Proceeds from sale of PacifiCorp	5,109.5	—
Repayment (borrowing) loan made to an affiliate	(2,731.4)	2,731.4
Other	—	4.1
Net cash provided by continuing operations	1,550.4	2,251.2
Net cash used in discontinued operations	(960.3)	—
Net cash provided by investing activities	590.1	2,251.2
Cash flows from financing activities:		
Changes in debt due to affiliates	802.8	99.5
Changes in balances with discontinued operations	(309.7)	—
Proceeds from (repayments on) long-term affiliate debt, net transaction costs	2,731.0	(2,731.0)
Repayments of long-term debt to affiliates	(2,375.0)	(460.0)
Leveraged lease debt repayments	(13.9)	—
Return of capital paid	(2,531.7)	—
Contributed capital from parent	375.0	0.8
Other	(2.0)	—
Net cash used in continuing operations	(1,323.5)	(3,090.7)
Net cash provided by discontinued operations	41.4	—
Net cash used in financing activities	(1,282.1)	(3,090.7)
Change in cash and cash equivalents	(25.0)	70.3
Less: Change in cash and cash equivalents from discontinued operations	16.9	41.3
Change in cash and cash equivalents—continuing operations	(8.1)	111.6
Cash and cash equivalents at beginning of period	214.3	206.2
Cash and cash equivalents at end of period	206.2	317.8
Supplemental disclosures of cash flow information:		
Cash paid (received) for:		
Interest		84.1
Taxes		7.6
Non-cash investing and operating activities:		
Accrued capital items		23.3

Cash flow from operating activities

Net cash flow provided by operating activities increased 36.4% from $667.0 million in the year ended March 31, 2006 to $909.8 million in the year ended March 31, 2007. Excluding net income from discontinued operations relating to the sale of PacifiCorp, net cash used in continuing operations was $235.0 million in the year ended March 31, 2006 compared to net cash provided by continuing operations of $951.1 million in the year ended March 31, 2007. The increase in 2007 was due primarily to the following:

- the Aeolus transactions, which resulted in $746.0 million provided by deferred revenue in the year ended March 31, 2007, and which were not in existence in 2006;
- a significantly higher balance in accounts payable, accrued liabilities and taxes payable due primarily to an increased tax contingency of $316.7 million related to potential tax audit liabilities partially offset by the effects of capital loss utilization of $44.1 million; an increase in electricity and gas payable accrual, increased employee benefits of $56.9 million and other payable accruals of $17.4 million;
- cash provided by accounts receivable and prepayments of $70.1 million in 2007 compared to cash used of $48.3 million in 2006. The cash provided in 2007 is comprised of a decrease in margin and other deposits of $98.0 million attributable to an escrow account of $28.4 million and other short-term creditors of $50.6 million at March 31, 2006, which were eliminated at March 31, 2007, and a $19.0 million decrease in margin deposits due to refunds as well as a decrease in prepayments and other of $57.4 million due to a reclassification of a turbine prepayment to non-current. The cash provided in 2007 is partially offset by an increase in accounts receivable of $45.1 million and an increase in other assets of $40.2 million due to long-term prepaid expenses;
- cash used from inventories of $19.5 million in 2007 compared to cash used of $113.3 million in 2006, primarily due to gas sales in 2007;
- cash provided by a $38.4 million increase in unrealized loss on derivative contracts;
- cash provided by a $24.7 million increase in depreciation and amortization expense due to increased wind farms and related operations and to a change in the depreciable lives of the wind assets from 30 in the year ended March 31, 2006 to 25 years in the year ended March 31, 2007;
- cash used by the issuance of a non-current note receivable of $164.1 million in 2007, which was not in existence in 2006;
- no cash flow effect due to impairment of long-lived assets and goodwill in 2007 versus $49.4 million of cash provided in 2006 due to the sale of certain finance and leveraged leases; and
- an increase in the cash used by other assets from $1.9 million in 2006 to $47.9 million in 2007 primarily due to the purchase of the Klamath Falls bonds of $24.7 million, a minimum pension liability of $7.4 million, a SFAS No. 158 adjustment of $6.4 million and an increase in capital lease liabilities of $3.8 million.

As credit support for electricity and natural gas purchase and sales transactions and risk management activities, SPHI deposits or receives cash as margin deposits. At March 31, 2007 and 2006, SPHI had deposited net amounts of $77.6 million and $96.4 million, respectively, under such arrangements. For the period ending March 31, 2007, deposits held by counterparties totaled $101.8 million with deposits from counterparties totaling $24.2 million, resulting in net amounts of $77.6 million. For the period ending March 31, 2006, deposits held by counterparties totaled $135.6 million with deposits from counterparties totaling $39.2 million, resulting in net amounts of $96.4 million. SPHI may receive calls for additional margin deposits from counterparties, or issue such calls, as a result of changes in the mark-to-market conditions for those gas and power positions. Net margin deposits were higher throughout 2006 due to extreme weather conditions in North America which resulted in significant gas price volatility. Gross margin deposits held by counterparties have ranged over the past two years from a low of $56 million to a high of $455 million. All counterparties holding these margin deposits are investment grade. Gross margin deposits held by SPHI have ranged between $28 million and $75 million over the past two years. Factors influencing the size of the deposits include (i) the amounts of gas inventory and unsold wind capacity being hedged, (ii) forward gas and power price volatility and (iii) the amount of credit extended to SPHI by third parties as well as credit extended to third parties by SPHI.

Cash flow from investing activities

SPHI generated $590.1 million of cash from investing activities in the year ended March 31, 2006, including $5,109.5 million in proceeds from the sale of PacifiCorp, which was partially offset by $707.0 million used for capital expenditures primarily for wind farm construction and gas storage facilities, by $2,731.4 million used for a loan made to ScottishPower NA2 and by $126.9 million used for investments in and advances to affiliates, as well as by $960.3 net cash used in discontinued operations. SPHI generated $2,251.2 million of cash from investing activities in the year ended March 31, 2007, including $2,731.4 million resulting from repayment of a loan made to ScottishPower NA2, which was partially offset by $479.5 million used in capital expenditures and $82.3 million used for investments in and advances to affiliates. See "— Factors Affecting SPHI Results of Operations."

Cash flow from financing activities

SPHI used $1,282.1 million of cash for financing activities in the year ended March 31, 2006, which principally included $309.7 million of changes in balances with discontinued operations, $2,375.0 million in repayments of long-term debt to affiliates and $2,531.7 million in return to ScottishPower plc of capital paid, partially offset by an $802.8 million increase in debt due to affiliates, $2,731.0 million in proceeds from long-term affiliate debt from ScottishPower NA2 and $375.0 million in contributed capital from ScottishPower plc, as well as by $41.4 million in net cash provided by discontinued operations. SPHI used $3,090.7 million of cash for financing activities in the year ended March 31, 2007, which principally included $2,731.0 million used for repayments on long-term affiliate debt owed to ScottishPower Finance 2 Limited and $460.0 million used for other repayments of long-term debt owed to affiliates, partially offset by a $99.5 million increase in debt due to affiliates.

Explanation of cash flow financing

In 1999 NA General Partnership, the Nevada general partnership that formerly wholly owned SPHI's predecessor, PHI, borrowed funds from SPUK and ScottishPower plc to finance the equity purchase of PacifiCorp. This financing was restructured in December 2002, and again in September 2005. The refinancing in September 2005 repaid $2,375 million and provided proceeds of $2,731 million (the original loan amount plus finance fees). Upon the sale of PacifiCorp on March 21, 2006, SPHI received $5,109.5 million in proceeds and immediately loaned $2,731.4 million to ScottishPower NA2, then paid a dividend of $2,531.7 million to Scottish Power Ltd. (formerly ScottishPower plc). In July 2006, Scottish Power NA2 repaid the loan to SPHI of $2,731.4 million and SPHI then repaid the loan to SPUK of $2,731 million. ScottishPower plc (now Scottish Power Ltd.) distributed the majority of the proceeds received from the sale of PacifiCorp (approximately £2.3 billion) to the shareholders of ScottishPower plc in the calendar year ended December 31, 2006.

In the normal course of business SPUK has historically provided financing to SPGHC (a subsidiary of SPHI). In turn, SPGHC funds SPHI and its subsidiaries, including PPM Energy. For a description of the new financing arrangements, see "Related Party Transactions."

Cash and funding sources

To date, SPHI has financed its operations primarily through (i) cash flow from operations, including cash payments from Aeolus transactions and (ii) financing received from affiliates.

SPHI has significant working capital needs due to the up-front financing required for its acquisitions, investments in developing new wind farms, acquisition of gas inventory, and margin deposits. The following table, which has been derived from the relevant financial statements included elsewhere in this offering memorandum, sets forth balances comprising SPHI's working capital at March 31, 2006 and 2007:

Working capital

SPHI had negative working capital as at March 31, 2007 primarily due to classification of the note payable to SPUK as short term debt. The following table, which has been derived from the relevant financial statements included elsewhere in this offering memorandum, sets forth balances comprising the working capital at March 31, 2006 and 2007.

	As of March 31,	
	2006 *(audited)*	2007 *(audited)*
	($ in millions)	
Trade receivables, prepaids and other current assets	269.3	242.9
Amounts due from affiliates	2,735.9	0.1
Current financial assets[(1)]	324.5	251.4
Inventories	153.5	173.0
Cash and cash equivalents	206.2	317.8
Total current assets	3,689.4	985.2
Provisions	(82.5)	(24.9)
Trade accounts payable and other current liabilities	(2,033.6)	(1,692.3)
Trade creditors and accrued liabilities	(185.5)	(377.2)
Taxes payable and deferred tax liabilities	(139.3)	(412.8)
ScottishPower Group financial debt[(2)]	(1,445.8)	(609.8)
ScottishPower Group non-financial debt	(99.1)	(74.4)
Other accounts payable and current liabilities	(163.9)	(218.1)
Total current liabilities	(2,116.1)	(1,717.2)
Net working capital[(3)]	1,573.3	(732.0)
Adjusted working capital[(3)(4)]	159.5	(98.5)[(5)]

(1) Current financial assets include derivative contract assets and margin and other deposits.

(2) ScottishPower Group financial debt represents the current portion of intragroup financial indebtedness to Scottish Power Ltd. and other affiliates. See "Indebtedness."

(3) Not audited.

(4) Adjusted working capital is net working capital adjusted to exclude indebtedness to and from Scottish Power Ltd., cash and cash equivalents and provisions. Adjusted working capital is a non-GAAP measure, is not an item recognized under IFRS and should not be considered as any indicator of a company's operating performance required by IFRS. Adjusted working capital should not in any way be compared to the operating income, net income or cash flow resulting from SPHI activities nor should it be used as an indicator of SPHI's past or future profitability or liquidity.

(5) Adjusted working capital as of March 31, 2007 does not include a non-recurring tax contingency of $316.7 million related to potential tax audit liabilities. See "—Factors Affecting SPHI Results of Operations—Certain non-recurring items."

The adjusted working capital position as of March 31, 2007 was a negative $98.5 million, a decrease of $258.0 million compared to $159.5 million as of March 31, 2006. The decrease was primarily due to:

- a decrease in margin deposits attributable primarily to an escrow account of $28.4 million and other short-term creditors of $50.6 million at March 31, 2006, which were eliminated at March 31, 2007, and a $18.8 million decrease in margin deposits due to refunds, causing the decrease in current financial assets from $324.5 million as of March 31, 2006 to $251.4 million as of March 31, 2007;
- the increase in other accounts payable and current liabilities from $163.9 million as of March 31, 2006 to $218.1 million as of March 31, 2007 was due primarily to deferred revenues of $73.1 million as of March 31, 2007 which were not in existence as of March 31, 2006, and in part due to a decrease in margin deposits as described above, offset by customer deposits of $51.4 million as of March 31, 2006, which were not in existence as of March 31, 2007;
- an increase in trade creditors from $185.5 million as of March 31, 2006 to $377.2 million as of March 31, 2007, due to an increase in electricity and gas payable accrual, increased employee benefits and other payable accruals; and
- a decrease in taxes payable and deferred tax liabilities from $139.3 million as of March 31, 2006 to $96.1 million as of March 31, 2007 (excluding a non-recurring tax contingency of $316.7 million related to potential tax audit liabilities), due primarily to the effects of capital loss utilization of $44.1 million.

Indebtedness

The following table summarizes SPHI's indebtedness for the years ended March 31, 2006 and 2007, in accordance with U.S. GAAP.

	As of March 31, 2006	As of March 31, 2007
	($ in millions)	
Amounts due to affiliated entities:		
SPUK:		
Note payable	884.0	424.0
Interest payable	0.1	0.1
SPF2:		
Interest payable	0.4	—
Note payable to affiliate	2,731.0	—
PECL:		
Note payable	86.2	185.7
Total related party indebtedness	3,701.7	609.8
Cash and cash equivalents at end of period	206.2	317.8
Total net indebtedness	3,495.5	292.0

All of SPHI's indebtedness during the period under review was related party debt. The decrease in total related party indebtedness from $3,701.7 million as of March 31, 2006 to $609.8 million as of March 31, 2007 was primarily due to the repayment of a note payable to SPF2 of $2,731.0 million. Of the loans outstanding at March 31, 2007, all $609.8 million was at floating interest rates, none of which had capped interest rates. The debt outstanding at March 31, 2006 and 2007 accrued an average annual weighted interest of 4.25% and 5.24% respectively.

At March 31, 2007, SPHI had $1,140.3 million of undrawn lines of related party credit facilities with no maturity.

Off-balance sheet items

At March 31, 2006 and 2007, SPHI had granted guarantees in the amounts of $1,227.4 million and $1,585.7 million, respectively. Outstanding guarantees are comprised primarily of payment and performance guarantees to support the trading function. In addition, on March 21, 2006 SPHI sold its stock in PacifiCorp to MidAmerican Energy Holdings Company, and the stock purchase agreement which effectuated this sale released SPHI from indemnities and warranties other than those relating to corporate income taxes and environmental issues. Neither the tax nor the environmental liabilities have been determined.

Contractual obligations

The table below sets forth, as of September 30, 2007, SPHI's contractual obligations and commercial commitments, based upon the period in which payments are due:

	Less than 1 year	1-5 years	5 years and more	Total
		($ in millions)		
Operating Leases	4.4	16.1	53.5	74.0
Capital	14.1	56.2	173.2	243.5
Purchase Obligations	648.9	0	0	648.9
Total	667.4	72.3	226.7	966.4

Investments

As of March 31, 2007, SPHI had firm commitments for turbine purchases and plant construction costs totaling $520.0 million, and it is expected that these construction activities will be completed by December 2007 and the commitments will be paid before March 31, 2009. These expenditures are subject to continuing review and revision by SPHI, and actual costs could vary from these estimates due to various factors.

Capital expenditures for the years ended March 31, 2006 and 2007 were $889.6 million and $611.0 million, respectively. Due to the differing periods between capital expenditures for wind assets and the date of installation or operation of such wind assets, a significant portion of capital expenditures for a particular period relate to MW under construction and do not correspond with the number of MW installed during such period.

For the year ended March 31, 2006, SPHI spent $793.1 million for the development and construction of wind power projects and $16.9 million on information systems and other growth development projects. SPHI spent $79.6 million on its gas storage operations, of which $56.7 million was used for the development of gas storage facilities, $19.8 million on the acquisition of existing facilities and $3.1 million was incurred for major maintenance expenditures.

For the year ended March 31, 2007, SPHI spent $568.8 million for the development and construction of wind power projects and $10.1 million on information systems and other projects. SPHI spent $32.1 million on its gas storage operations, of which $30.3 million was used for the development of gas storage facilities and the remainder was incurred for major maintenance expenditures.

Contingent liabilities

PPM Energy provided certain guarantees to its wind farm equity investors with respect to certain representations and warranties made pursuant to the sale of membership interests in the Aeolus transactions. In Aeolus I, the amounts of these guarantees are generally capped at the lesser of the amount that would render the guarantor, PPM Energy, insolvent and certain tax and other claim caps. In Aeolus II and III, the amounts of these guarantees are the lessor of an amount that would render the guarantor, PPM Energy, insolvent and a negotiated percentage of the upfront payment, SPF(US) has also issued payment guarantees on behalf of the wind farm project entity, including the wind farm associated with the build-to-sell business activity. Additionally, SPHI has issued payment guarantees and indemnities to turbine suppliers and transmission line and electricity grid operators. Certain of these obligations are counter-guaranteed by Scottish Power Ltd. and Iberdrola, S.A. See "Related Parties—Iberdrola, S.A.—Guarantees."

Derivative Instruments and Risk Management

SPHI engages in the development, acquisition, management and operation of thermal and renewable generation resources, the origination and marketing of wholesale electricity and natural gas and provides natural gas storage and hub services and energy management activities. SPHI's business is exposed to risks relating to, but not limited to, changes in certain commodity prices and counterparty performance. SPHI enters into derivative instruments, including electricity and natural gas forwards, options and swaps to manage its exposure to commodity price and volume risk. SPHI has policies and procedures to manage the risks inherent in these activities and actively monitors its compliance.

The risk management process established by SPHI is designed to identify, assess, monitor and manage each of the various types of risk involved in SPHI's business and activities. The risk management process is also designed to measure quantitative market risk exposure and to identify qualitative market risk exposure. Consistent with SPHI's risk management policy, SPHI enters into various transactions, including derivative transactions, to assist in managing the volatility related to these exposures. The risk management policy governs energy purchase and sales activities and is designed for hedging SPHI's existing energy and asset exposures and, to a limited extent and within established guidelines, permits arbitrage activities to take advantage of market inefficiencies. The policy also governs SPHI's use of derivative instruments, as well as its energy purchase and sales practices, and describes SPHI's credit policy and management information systems required to effectively manage and monitor the use of derivatives. SPHI's risk management policy provides for the use of only those instruments that have a close volume or price correlation with its portfolio of assets, liabilities or anticipated transactions. The risk management policy includes, as a strategic objective, that such instruments will be primarily used for hedging, including commodity price risk management. SPHI will implement the risk management policies of Iberdrola Renovables for future periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk" for a description of the Iberdrola Renovables' risk management policy.

SPHI has the following types of commodity transactions:

- Wholesale electricity purchase and sales contracts. SPHI manages energy resources and requirements by integrating plant operations, contract dispatch and energy management activities with various commodity purchase and sale commitments (such as tolling arrangements and electricity purchase contracts), transportation and transmission agreements. Optimization benefits are derived from displacing plant operations with low-priced market purchases and selling or storing the displaced natural gas as well as using contract delivery flexibility to manage location price differentials in both natural gas and electricity.
- Processes involve hedging transactions, which may include the purchase and sale of firm capacity and energy under long-term contracts, the utilization of synthetic heat rate positions and forward purchases and sales of transmission and transportation.

- Fixed price power contracts to manage its wind capacity.
- Natural gas and other fuel purchase contracts. SPHI enters into long-term and short-term natural gas contracts to provide the required fuel resources to its thermal generation facilities and manage its storage and transportation exposures and supply its requirements contracts. These contracts generally have limited optionality and require SPHI to take physical delivery of the commodity. The physical gas transactions are utilized to obtain value from both seasonal spreads (associated with firm storage capacity) and locational spreads (associated with firm transport capacity). Specifically, fixed price, basis and index gas trades are utilized to lock in the value of storage capacity by fixing the price of gas that is purchased in low-priced periods (e.g., spring and fall) and sold in relatively high-priced periods (e.g., summer and winter). Similar instruments are used to hedge the price risk associated with firm transport contracts that expose SPHI to price differentials between the receipt and delivery points. This risk is mitigated by locking in the purchase and sales prices when the location differential is largest, at the receipt point with respect to purchases and at the delivery point with respect to sales. In addition, physical gas is procured and sold to supply end-use customers (i.e., generators).
- Financial natural gas contracts and basis swaps. SPHI also enters into forward financial natural gas contracts to manage its exposures relative to the changes in forward market prices for natural gas. These exposures include changes in the value of owned generation arising from changes in heat rates (efficiency, as measured by the quantity of gas input required) and changes in the value of contracted storage positions arising from seasonal price differentials. Additionally, SPHI may also enter into basis swaps to protect the value of contracted transport capacity against changes in location differentials.
- A combination of gas and power derivatives to manage heat rate risk (i.e., the price relationship between gas and electricity which determines the value of generation capacity in the market). The power derivatives include fixed price power contracts and tolling arrangements. The effect of these agreements is to lock in the margin between the cost of producing electricity and the sales price received for production.

To mitigate exposure to credit risk, SPHI has entered into master netting agreements with most of its significant trading counterparties. These agreements reduced SPHI's credit exposure by approximately $3.9 million at March 31, 2006 and $5.2 million at March 31, 2007. Unrealized gains and losses on contracts with parties under master netting agreements are presented net in the consolidated financial statements. Beyond these agreements SPHI mitigates its risk exposure with other agreements, accounts receivable and accounts payable netting and other normal credit activities necessary to minimize its overall exposure.

Short-term contracts, without explicit or embedded optionality, are valued based upon the relevant portion of the forward market price curve. Contracts with explicit or embedded optionality and long-term contracts are valued by separating each contract into its component physical and financial forward, swap and option legs. Forward and swap legs are valued against the appropriate market curve. The optionality is valued using a modified Black-Scholes model approach or a stochastic simulation (Monte Carlo) approach. Each option component is modeled and valued separately using the appropriate forward market price curve.

The forward market price curve is derived using daily market quotes from independent energy brokers, as well as direct information received from third-party offers and actual transactions executed by SPHI. For long-term contracts extending beyond five years, the forward price curve is based upon market quotes, if available, or the use of a fundamentals model (cost-to-build approach), due to the limited information available. The fundamentals model is updated at least quarterly, or more often as warranted, to reflect changes in the market.

Energy management proprietary activities

SPHI engages in proprietary trading activities with respect to gas and wholesale electricity in order to develop market expertise and capture additional value for the business. To mitigate risk, executive management of SPHI limits the amount of capital they are willing to put at risk for the given year in such trading activities. SPHI aims to achieve $2.0 of gross margin for each $1.0 placed at risk in these trading activities. The table below sets forth the capital placed at risk and gross margins achieved for each of the past three fiscal years from the proprietary trading activities. Proprietary activity in the gas business includes both fixed price and basis trading. Electricity trading involves heat rate, term and cash month activities.

	For the year ended March 31,		
	2005	2006	2007
		($ in millions)	
Gross margin	6.0	13.0	38.4
Capital placed at risk	3.0	6.3	8.5

SP UK ASSETS DISCUSSION AND ANALYSIS OF FINANCIAL INFORMATION

The discussion set forth below is based upon an unaudited aggregation of financial data prepared by the ScottishPower management of the ten companies (the "10 U.K. Wind Companies") comprising the SP UK Assets. We encourage you to read the following discussion in conjunction with the financial statements and the related notes thereto of the 10 U.K. Wind Companies prepared in accordance with U.K. GAAP included elsewhere in this offering memorandum. In addition, we encourage you to read the unaudited aggregated financial information for the SP UK Assets for the years ended March 31, 2005, 2006 and 2007 and the notes thereto included elsewhere in this offering memorandum, which explain the method used to prepare the aggregation. The periods presented in the aggregation may not be consistent with the actual historical financial years of certain of the 10 U.K. Wind Companies. The aggregation does not represent a proper consolidation in accordance with U.K. GAAP. See "Index to Financial Statements—10 U.K. Wind Companies Comprising the SP UK Assets."

Effective October 3, 2007, the SP UK Assets became part of Iberdrola Renovables. Based on SP UK Assets' unaudited consolidated financial data used in the preparation of the pro forma financial information, the SP UK Assets represented approximately 8.2% and 8.3% of the pro forma gross margin, and 9.1% and 9.6% of pro forma EBITDA of the Iberdrola Renovables Group under IFRS, including the pro forma adjustments and harmonization, for the year ended December 31, 2006 and for the nine months ended September 30, 2007, respectively. See "Acquisition and Unaudited Pro Forma Financial Information."

In future financial periods (effective as of October 3, 2007) the financial condition and results of operations of the companies comprising the SP UK Assets will be consolidated with those of Iberdrola Renovables and its consolidated subsidiaries, which are reported under IFRS, and future accounting decisions will be made by Iberdrola Renovables, which may differ from the SP UK Assets' historical accounting policies. As a result, the 10 U.K. Wind Companies' financial years will end on December 31. You should consult your own accounting advisers for an understanding of the differences between IFRS and U.K. GAAP and how those differences affect the financial statements and other financial information presented in this offering memorandum. See "Risk Factors—This offering memorandum includes financial statements prepared in euro, dollars and sterling under IFRS, U.S. GAAP and U.K. GAAP, respectively, and a discussion of our results of operations under IFRS, U.S. GAAP and U.K. GAAP, respectively, which differ in certain material respects." The translation of each of the 10 U.K. Wind Companies' U.K. GAAP financial statements into IFRS and the implementation of accounting principles by the management of Iberdrola Renovables may have a significant impact on reported results in future years. The discussion and comparison of the SP UK Assets' results for the years ended March 31, 2005, 2006 and 2007 is provided below for informational purposes only. As a result of the factors described above and other factors described below under "—Factors Affecting the SP UK Assets' Results of Operations," the SP UK Assets' results for the years ended March 31, 2005, 2006 and 2007 should not be considered indicative of future revenues, operating results or net income and you are advised not to place undue reliance on this discussion.

The following discussion includes forward-looking statements which, although based on assumptions that the ScottishPower management of the SP UK Assets considers reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those expressed or implied by the forward-looking statements. For a discussion of some of those risks and uncertainties please refer to the sections entitled "Forward-Looking Statements" and "Risk Factors."

Overview

The SP UK Assets are engaged in the business of electricity generation from wind and are the largest onshore wind farm developer and operator in the United Kingdom in terms of installed capacity. We estimate, based on market data from the British Wind Energy Association, that the SP UK Assets had approximately 17% of the U.K. wind energy generation market by installed capacity as of December 31, 2006. See "Industry." As of March 31, 2007, the SP UK Assets had 345 MW of total installed capacity, of which 100% was wind capacity. See "Business—Renewable Energy Businesses."

As further discussed below, the SP UK Assets' historical results of operations have been driven principally by: (i) the expansion of their business through an increase in installed capacity and production and (ii) the evolution of electricity prices which are in whole or in part determined by regulatory authorities and exposed, in whole or in part, to market pricing. See "Regulatory" and "Risk Factors—Our profitability in each of the regional markets in which we operate is dependent.on policies and regulatory frameworks that support renewable energy development."

Presentation of Financial Information

Each of the 10 U.K. Wind Companies comprising the SP UK Assets was operated as a stand-alone business during the period under review and no consolidated financial statements are available for the SP UK Assets. The discussion below is based upon an unaudited arithmetic aggregation of the financial statements of the 10 U.K. Wind Companies, comprising the SP UK Assets, each of which were prepared in accordance with U.K. GAAP. This arithmetic aggregation does not represent a proper consolidation in accordance with U.K. GAAP and you are cautioned not to place undue reliance on such aggregation and financial data.

The SP UK Assets' aggregated financial data, the consolidated SP UK Assets' financial information included in the unaudited pro forma financial information and the stand-alone audited financial statements of the 10 U.K. Wind Companies do not include certain central costs, specifically (i) pipeline development costs and (ii) certain support services provided by affiliates and parent companies, including finance, human resources, legal, information technologies, office accommodation, system support and other administrative expenses. We do not consider these central costs to be significant in relation to our total pro forma operating results. Therefore, the line item "net operating expenses" does not include all expenses associated with the SP UK Assets for the periods presented and may not be indicative of future performance or results of operations. The historical pipeline development costs for SP UK Assets with respect to wind projects in development were undertaken by affiliates of ScottishPower plc, and were purchased by SPREHL from Iberdrola, S.A. on August 31, 2007 at book value. SPREHL has subsequently been acquired by Iberdrola Renovables pursuant to the Acquisition. The support services costs will be assumed by Iberdrola Renovables, and going forward, further to the Framework Agreement with Iberdrola, S.A., the SP UK Assets will purchase some of these services from ScottishPower UK plc on terms which Iberdrola Renovables believes are consistent with terms available to unaffiliated parties in the market. See "Related Party Transactions—ScottishPower Group Companies."

Moreover, the aggregation of the SP UK Assets differs in certain respects from the consolidation of the SP UK Assets' financial information used to prepare the pro forma financial information for the Iberdrola Renovables Group. For a description of the method of aggregation used to prepare the financial information, see "Index to Financial Statements—Description of preparation of Unaudited Aggregation of Financial Data of the 10 U.K. Wind Companies Comprising the SP UK Assets" and for a discussion of the consolidation under U.K. GAAP for purposes of preparing the unaudited pro forma financial information, see "Acquisition and Unaudited Pro Forma Financial Information."

Factors Affecting the SP UK Assets' Results of Operations

Expansion of the SP UK Assets' business

The SP UK Assets have significantly increased their installed wind capacity and production in the past three years.

Installed capacity

The SP UK Assets continue to expand the number and size of their wind farms and have significantly increased installed capacity and production in recent years, resulting in increased revenues and increased operating expenses, as well as increased depreciation related to the increased wind farm assets. The SP UK Assets had 158 MW, 271 MW and 345 MW of installed wind capacity as of March 31, 2005, 2006 and 2007, respectively. For the years ended March 31, 2005, 2006 and 2007, the SP UK Assets added 30 MW (23.1% increase), 113 MW (71.5% increase) and 74 MW (27.3% increase) of installed capacity, respectively.

Electricity production

For the years ended March 31, 2005, 2006 and 2007, the SP UK Assets produced 440 GWh, 587 GWh and 855 GWh of electricity, respectively.

Regulatory framework and pricing terms

Changes in price of electricity

Our renewable energy projects depend heavily on policies in support of the development of renewable energy, such as various types of governmental incentives that support the sale of energy from renewable sources. See "Risk Factors—Our profitability in each of the regional markets in which we operate is dependent on policies and regulatory frameworks that support renewable energy development." For a further description of the regulatory framework, pricing and subsidies, see "Regulatory."

The average price at which the SP UK Assets sold electricity (including the ROCs and LECs, when applicable) in the United Kingdom was £56.59 per MWh, £56.90 per MWh and £72.63 per MWh for the years ended March 31, 2005, 2006 and 2007, respectively. The significant increase in average price at which electricity was sold in the year ended March 31, 2007 was primarily due to the significant increase in market prices for power in the year ended March 31, 2006. The SP UK Assets historically sold the majority of production from wind farms which were eligible to receive ROCs to ScottishPower Energy Retail Ltd. based on a percentage of the average market price for the prior year.

Wind farms that were placed into production prior to the introduction of the Renewables Obligation on April 1, 2002 (the "Pre-ROC Wind Farms") are not eligible to receive ROCs for the first ten years of operation, but will receive ROCs thereafter. As of September 30, 2007, the SP UK Assets had Pre-ROC Wind Farms with installed capacity of 76 MW that is sold under various PPAs which have either fixed escalating tariffs or tariffs set with reference to an index. The average price per megawatt hour under these PPAs was £50.64 per MWh, £52.31 per MWh and £51.76 per MWh for the years ended March 31, 2005, 2006 and 2007, respectively.

U.K. wind farms under these arrangements will become eligible for ROCs following expiry of their current PPAs. As such, the SP UK Assets have 15 MW of installed wind capacity that will become eligible to receive ROCs during 2009, 16 MW during 2011 and 30 MW during 2016. Republic of Ireland wind farms (15 MW) included in the Pre-ROC Wind Farm totals above will not become eligible for ROCs.

Currently, renewable energy generators receive one ROC for each MWh produced by facilities that were put into production after the introduction of the Renewables Obligation ("ROC Wind Farms"). Thus all new wind farms that we put into production in the United Kingdom will be ROC Wind Farms and will be eligible to receive ROCs. See "Regulatory—United Kingdom" for a further description of the contribution of ROCs and climate change LECs to the total commodity price. The following table sets forth the average market electricity prices and average ROC and LEC prices per MWh for the years ended March 31, 2005, 2006 and 2007 and does not represent the prices achieved by the SP UK Assets for such periods.

Average prices	For the year ended March 31,		
	2005	2006	2007
		(£ per MWh)	
Power(1)	25.84	46.75	32.86
ROC	51.38	42.54	49.28
LEC	4.30	4.30	4.41

(1) Market electricity price based on the average Heren day-ahead baseload price. Heren is a leading publisher of gas, power and carbon market information for Europe. Prices are wholesale maket electricity prices and are not reflective of discounts generally applied to power generated by wind.

Changes in policies, regulation or legislation

The SP UK Assets have benefited from regulations and policies that support the development of renewable energy projects which have affected the SP UK Assets' business and revenue growth. See "Industry" and "Risk Factors—Our profitability in each of the regional markets in which we operate is dependent on policies and regulatory frameworks that support renewable energy development" for a more detailed discussion of the factors driving growth in the renewable energy industry and related challenges.

Under the Renewable Obligation Orders in the United Kingdom, licensed suppliers of electricity in England, Wales, Scotland and Northern Ireland are required to ensure that a certain percentage of electricity supplied to their customers is sourced from designated renewable energy sources. The percentage of energy required to be sourced from renewable sources is 7.9% in 2007/2008, increasing annually to 10.4% in 2009/2010, 13.4% in 2013/2014 and 15.4% in 2015. See "Regulatory."

Key Accounting Policies

As the information provided in this section consists of aggregated financial information of the SP UK Assets, there are no key accounting policies for the SP UK Assets. We encourage you to read the sections entitled "Accounting Policies" in the notes to the financial statements of each of the 10 U.K. Wind Companies prepared in accordance with U.K. GAAP which describe certain accounting policies related to such financial statements.

Explanation of Key Income Statement Items and Gross Margin

Turnover

Turnover, which excludes Value Added Tax and trade discounts, represents the invoiced value of electricity generated by wind power plants, ROCs, LECs and accrued income. Accrued income represents the sales value of energy which is yet to be invoiced and is based on the value of units supplied. Units are determined by energy volumes recorded on the wind farm meters and industry-wide trading and settlement systems.

Gross margin

Gross margin is turnover less energy costs or procurements. As there are no energy costs or procurements for wind electricity generation in the United Kingdom, gross margin is the same as turnover.

Net operating expenses

Net operating expenses reflect the direct costs of the electricity produced, the costs of transmitting and distributing units of electricity and the other indirect costs of the business. These costs do not reflect all of the operating costs of the SP UK Assets as they do not include pipeline development costs or administrative support services provided by affiliates and parent companies.

Depreciation

Depreciation is comprised of property, plant and equipment depreciation charges. Depreciation is calculated in order to write off the cost of operational tangible fixed assets over their estimated useful economic lives on a straight-line basis. Assets in the course of construction are not depreciated. The depreciation periods used for buildings, plant and machinery are as follows:

Wind farms	20 years
Buildings	20 years
Plants and machinery	15-20 years

Interest income/(expense)

Interest expense consists principally of the financing costs of loans received from affiliated companies. Interest receivable principally represents income received on external cash deposits. Interest on the financing directly attributable to wind farm construction is capitalized gross of tax relief during the period of construction and depreciated as part of the total cost over the operational life of the asset. All other interest payable and receivable is recognized as it is incurred.

Tax income/(payable)

Tax payable comprises current tax payable on the taxable profit for the year and deferred tax. Current tax, comprising U.K. corporation tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date. The Finance Bill 2007, which was regarded as substantially enacted on June 26, 2007, introduced, among other measures, a reduction in the corporation tax rate from 30% to 28% from April 1, 2008.

Aggregated Results of Operations

The following table sets forth the aggregated financial data of the SP UK Assets for the years ended March 31, 2005, 2006 and 2007:

	For the year ended March 31,					
	2005[1] *(unaudited)*	%[2]	2006[1] *(unaudited)*	%[2]	2007[1] *(unaudited)*	%[2]
	(£ in millions, except percentages)					
Turnover	24.9	100.0%	33.4	100.0%	62.1	100.0%
Gross margin[3]	24.9	100.0%	33.4	100.0%	62.1	100.0%
Net operating expense	(4.0)	(16.1)%	(7.8)	(23.4)%	(10.2)	(16.4)%
EBITDA[4]	20.9	83.9%	25.6	76.6%	51.8	83.4%
EBITDA margin[5]	83.9%	—	76.6%	—	83.4%	—
Depreciation	(5.9)	(23.7)%	(8.7)	(26.0)%	(14.0)	(22.5)%
Operating profit/loss (EBIT)	15.0	60.2%	16.9	50.6%	37.9	61.0%
EBIT Margin[6]	60.2%	—	50.6%	—	61.0%	—
Interest income (expense)	(2.6)	(10.4)%	(2.4)	(7.2)%	(9.9)	(15.9)%
Pre-tax income	12.4	49.8%	14.6	43.7%	28.0	45.1%
Tax income (expense)	(3.7)	(14.9)%	(4.4)	(13.2)%	(9.0)	(14.5)%
Profit/Loss after tax before minorities	8.7	34.9%	10.2	30.5%	19.0	30.6%
Minorities	—	—	(0.1)	(0.3)%	(0.2)	(0.3)%
Net Income attributable to equity holders of the parent	8.7	34.9%	10.1	30.2%	18.8	30.3%

(1) The financial data is an aggregation of the U.K. GAAP financial statements of the ten companies comprising the SP UK Assets and does not represent a consolidation under U.K. GAAP. The periods presented in the aggregation may not be consistent with the actual historical financial years of certain of the 10 U.K. Wind Companies. See "Index to Financial Statements—Description of preparation of Unaudited Aggregation of Financial Data of the 10 U.K. Wind Companies Comprising the SP UK Assets" for a description of the method of aggregation used to prepare the financial information. See the introduction to "SP UK Assets Discussion and Analysis of Financial Information" for a discussion of certain limitations inherent in this aggregation.

(2) Percentage of gross margin.

(3) Gross margin is the same as turnover as there are no energy costs or procurements in the aggregated financial data of the SP UK Assets.

(4) EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA is included because it is frequently used by certain investors, securities analysts and other interested parties in evaluating similar companies. However, because all companies do not calculate EBITDA identically, the presentation of EBITDA for the SP UK Assets may not be comparable to similarly titled measures of other companies, including Iberdrola Renovables and SPHI. EBITDA is not an item recognized under U.K. GAAP and should not be considered as an alternative to profit from operations, operating income or any other indicator of a company's operating performance required by U.K. GAAP. EBITDA should not in any way be compared to the operating income, net income or cash flow resulting from the activities of the SP UK Assets, nor should it be used as an indicator of their past or future profitability or liquidity.

(5) EBITDA margin is EBITDA divided by gross margin.

(6) EBIT margin is EBIT divided by gross margin.

Comparison of years ended March 31, 2007 and March 31, 2006

Turnover

Turnover increased by 85.9% from £33.4 million in the year ended March 31, 2006 to £62.1 million in 2007. The increase in underlying net sales was due primarily to an increase in electricity production from 587 GWh produced for the year ended March 31, 2006 to 855 GWh for the year ended March 31, 2007 that was primarily due to the increase in installed capacity from 271 MW as of March 31, 2006 to 345 MW as of March 31, 2007. This increase in turnover was also due to the increase in our average price per megawatt hour from £56.90 to £72.63 for the years ended March 31, 2006 and 2007, respectively, as our contracts with ScottishPower Energy Retail Ltd. were based on a percentage of the average market electricity price for the prior year, which increased from £25.84 to £46.75 for the years ended March 31, 2005 and 2006, respectively. See "—Factors Affecting the SP UK Assets' Results of Operations—Regulatory framework and pricing terms—Changes in price of electricity."

Gross margin

Gross margin increased by 85.9% from £33.4 million in the year ended March 31, 2006 to £62.1 million in 2007. The increase in gross margin was due to the factors set forth in the turnover discussion above.

Net operating expenses

Net operating expenses increased by 30.8% from £7.8 million (23.4% of turnover) in the year ended March 31, 2006 to £10.2 million (16.4% of turnover) in 2007. The increase in net operating expenses was primarily due to the 45.8% increase in electricity production from 587 GWh produced for the year ended March 31, 2006 to 855 GWh for the year ended March 31, 2007, primarily due to the increase in installed capacity from 271 MW as of March 31, 2006 to 345 MW as of March 31, 2007.

EBITDA

EBITDA increased by 102.3% from £25.6 million (76.6% of turnover) in the year ended March 31, 2006 to £51.8 million (83.4% of turnover) in the year ended March 31, 2007. EBITDA has increased for the reasons described above.

Depreciation

Depreciation increased by 60.9% from £8.7 million (26.0% of turnover) in the year ended March 31, 2006 to £14.0 million (22.5% of turnover) in 2007. This was primarily due to an increase in the depreciable asset base represented by a 74 MW increase in installed capacity for the year ended March 31, 2007.

Interest income/(expense)

Interest expense increased to £9.9 million (15.9% of turnover) in the year ended March 31, 2007 from £2.4 million (7.2% of turnover) in the year ended March 31, 2006. This increase was primarily due to an increase in total indebtedness for the same periods relating to the financing of the additional 74 MW of capacity installed during the year ended March 31, 2007.

Tax income/(payable)

Income tax payable increased from £4.4 million (13.2% of turnover) in the year ended March 31, 2006 to £9.0 million (14.5% of turnover) in 2007. The effective tax rate in 2006 and 2007 equaled 30.1% and 32.1%, respectively.

Comparison of years ended March 31, 2006 and March 31, 2005

Turnover

Turnover increased by 34.1% from £24.9 million in the year ended March 31, 2005 to £33.4 million in 2006. The increase in underlying net sales was due primarily to an increase in electricity production from 440 GWh produced for the year ended March 31, 2005 to 587 GWh for the year ended March 31, 2006, that was primarily due to the increase in installed capacity from 158 MW as of March 31, 2005 to 271 MW as of March 31, 2006. This increase in turnover was also due to a slight increase in the average price per megawatt hour from £56.59 to £56.90 over the same period.

Gross margin

Gross margin increased by 34.1% from £24.9 million in the year ended March 31, 2005 to £33.4 million in 2006. The increase in gross margin was due to the factors set forth in the turnover discussion above.

Net operating expenses

Net operating expenses increased by 95% from £4.0 million (16.1% of turnover) in the year ended March 31, 2005 to £7.8 million (23.4% of turnover) in 2006. The increase in net operating expenses was primarily due to the 33.4% increase in electricity production from 440 GWh produced for the year ended March 31, 2005 to 587 GWh for the year ended March 31, 2006, which resulted from the increase in installed capacity from 158 MW as of March 31, 2005 to 271 MW as of March 31, 2006.

EBITDA

EBITDA increased by 22.5% from £20.9 million (83.9% of turnover) in the year ended March 31, 2005 to £25.6 million (76.6% of turnover) in the year ended March 31, 2006. EBITDA has increased for the reasons described above.

Depreciation

Depreciation increased by 47.4% from £5.9 million (23.7% of turnover) in the year ended March 31, 2005 to £8.7 million (26.0% of turnover) in 2006. This was primarily due to an increase in the depreciable asset base represented by a 113 MW increase in installed capacity for the year ended March 31, 2006.

Interest income/(expense)

Interest expense decreased slightly to £2.4 million (7.2% of turnover) in the year ended March 31, 2006 from £2.6 million (10.4% of turnover) in 2005.

Tax income/(payable)

Income tax expense increased to £4.4 million (13.2% of turnover) in the year ended March 31, 2006 from £3.7 million (14.9% of turnover) in 2005. The effective tax rate in 2005 and 2006 equaled 29.8% and 30.1%, respectively.

Liquidity and Capital Resources

Cash flow data

Cash flow data is not available for the SP UK Assets on an aggregated basis. We encourage you to review the cash flow statements presented in the individual financial statements of certain of the 10 U.K. Wind Companies.

Cash and funding sources

To date, the SP UK Assets and the pipeline development projects, which are not included in the aggregated financial data of operational SP UK Assets included above, have financed their operations and development, respectively, exclusively through (i) cash from operations (with respect to the SP UK Assets) and (ii) variable interest rate financing received from their former parent company, ScottishPower UK plc, which assigned such loan to Scottish Power Ltd. This loan was ultimately assigned to Iberdrola, S.A. Future financing requirements will be met through an intercompany loan agreement between Iberdrola, S.A. and ScottishPower Group Holdings Company. See "Related Party Transactions—Iberdrola, S.A.—Financing Agreements."

Indebtedness

The following table summarizes the SP UK Assets' indicative aggregate borrowings for the nine months ended September 30, 2007.

	As of September 30, 2007[1]
	(£ in millions)
Intercompany borrowings (current)	269.9
Intercompany borrowings (payable after 1 year)	15.9
Bank borrowings (current)	16.7
Total borrowings	302.5

(1) The indebtedness information presented for the SP UK Assets was prepared under IFRS and is provided in the September 30, 2007 pro forma balance sheet for the Iberdrola Renovables Group. See "Acquisition and Unaudited Pro Forma Financial Information."

As of September 30, 2007, the SP UK Assets had total indebtedness of £302.5 million, £286.6 million of which is classified as current. The SP UK Assets historically obtained financing at variable interest rates from their former parent company and primary lender, Scottish Power Ltd. It is anticipated that certain of these loans will be repaid using the proceeds of the Offering. See "Use of Proceeds."

Contractual obligations

The table below sets forth, as of September 30, 2007, the SP UK Assets' contractual obligations and commercial commitments based upon the period in which payments are due:

	Less than 1 year	1-3 years	3-5 years	5 years and more	Total
			(£ in millions)		
Contractual obligations					
SP UK Assets					
Bank overdraft	16.7	—	—	—	16.7
Long-term debt obligations	—	—	—	—	—
Financing from SPUK	269.9	2.1	2.1	11.7	285.8
Capital (finance) lease obligations	—	—	—	—	—
Creditors and accruals	71.5	0.2	—	—	71.7
Decommissioning provisions	—	—	—	7.6	7.6
Capital commitments contracted but not provided	163.0	77.7	—	—	240.7
Operating lease obligations	1.0	2.1	2.1	18.8	24.0
Total	522.1	82.1	4.2	38.1	646.5

BUSINESS

In this offering memorandum, the words "we," "us," and "our" refer to Iberdrola Renovables together with our subsidiaries on a consolidated basis, except where otherwise specified or clear from the context. We acquired the ScottishPower Assets on October 3, 2007 and certain information set forth in the "Business" section and elsewhere in this offering memorandum was provided by the ScottishPower management of each of the SP US Assets and the SP UK Assets. We did not operate these assets together prior to October 3, 2007. Any projections and other forward-looking statements in this section are not guarantees of future performance and actual results could differ materially from current expectations. Numerous factors could cause or contribute to such differences. See "Risk Factors" and "Forward-Looking Statements."

Installed capacity represents our consolidated installed capacity, which is calculated by including 100% of the installed capacity attributable to our subsidiaries we fully consolidate in our consolidated financial statements and the portion of installed capacity attributable to us for those subsidiaries over which we do not exercise control and in the same proportion in which we consolidate them using the proportional consolidation method. References to "actual" installed capacity means historical installed capacity of Iberdrola Renovables, the SP US Assets (including capacity of wind farms included in the Aeolus institutional investment structures) or the SP UK Assets, as the case may be, on a stand alone basis. Pipeline figures presented in this section are on a pro forma basis. References to "pro forma" installed renewable capacity means installed capacity on a consolidated pro forma basis, including the consolidated installed renewable capacity of each of Iberdrola Renovables, the SP US Assets and the SP UK Assets (including capacity of wind farms included in the Aeolus institutional investment structures), and include 606 MW of installed wind capacity under power purchase agreements with FPL Energy, Inc. ("606 MW FPL PPAs") but excludes the 537 MW of non-renewable thermal generation capacity. The criteria used in the pipeline projections and other information may differ by geographic segment. Our pipeline classification categories are used for internal planning purposes and are not used by other companies in our industry and have not been verified or audited by any third party. See "Risk Factors—The basis and underlying assumptions used in the classification of our pipeline were internally developed and have not been audited or verified by any third party."

Overview

We are a leading renewable energy company engaged primarily in the design, development, construction management and operation of generation plants that produce electricity using renewable sources and the sale of electricity produced by such plants. Our business currently includes onshore wind energy and mini-hydro energy, and, to a lesser extent, solar photovoltaic energy. We are also developing offshore wind energy and other renewable technologies, including solar thermal energy, biomass and wave energy. As of and during the nine months ended September 30, 2007, we had 7,342 MW of pro forma installed renewable capacity and produced pro forma 9,736 GWh of electricity using renewable sources worldwide. In addition to the generation of electricity from renewable sources, we also operate in the natural gas storage, energy management and thermal generation businesses. Currently, our activities are primarily focused in Spain, the United States and the United Kingdom, and we have a presence in 16 other countries, including Greece, Poland and France, through our operating assets, pipeline projects, and/or local offices.

The table below sets forth the contribution by each of our business segments (and, in the case of wind, the geographies in which we operate), to our gross margin, percent of gross margin, EBITDA and percent of EBITDA on a pro forma basis for the nine months ended September 30, 2007 and for the year ended December 31, 2006.

Business segments	Pro forma for the nine months ended September 30, 2007[1] Gross margin[3] (unaudited)	% of Gross margin	EBITDA (unaudited)	% of EBITDA	Pro forma for the year ended December 31, 2006[2] Gross margin[3] (unaudited)	% of Gross margin	EBITDA (unaudited)	% of EBITDA
	(€ in millions, except percentages)							
Wind	651.2	81.3%	522.1	92.5%	881.3	78.7%	733.8	87.1%
Spain[4]	410.3	51.2%	343.0	60.8%	601.2	53.7%	517.5	61.4%
United States	117.7	14.7%	81.0	14.4%	134.9	12.1%	97.5	11.6%
United Kingdom[4]	66.8	8.3%	51.2	9.1%	92.0	8.2%	75.3	8.9%
Rest of the World[4]	56.4	7.0%	47.0	8.3%	53.2	4.8%	43.5	5.2%
Mini-hydro	25.0	3.1%	17.7	3.1%	41.2	3.7%	33.3	3.9%
Total Renewables	676.3	84.5%	539.8	95.7%	922.5	82.4%	767.1	91.0%
Gas[5]	28.8	3.6%	13.7	2.4%	51.4	4.6%	33.2	3.9%
Thermal	52.0	6.5%	40.8	7.2%	62.6	5.6%	50.0	5.9%
Energy management	43.6	5.4%	10.3	1.8%	78.8	7.0%	36.4	4.3%
Other[6]	0.1	0.0%	(40.3)	(7.1)%	4.0	0.4%	(43.9)	(5.2)%
Total	800.7	100.0%	564.3	100.0%	1,119.3	100.0%	842.8	100.0%

(1) Unaudited pro forma financial information derived from the income statement data of Iberdrola Renovables, SPHI and the 10 U.K. Wind Companies as if the Acquisition had been completed on January 1, 2007.

(2) Unaudited pro forma financial information derived from the income statement data of Iberdrola Renovables, SPHI and the 10 U.K. Wind Companies as if the Acquisition had been completed on January 1, 2006.

(3) Gross margin is revenue less energy costs or procurements. See "Presentation of Financial and Other Information—Non-GAAP Financial Measures."

(4) Wind gross margin in Spain, the United Kingdom and the Rest of the World is the same as revenue, as there are no energy costs in these jurisdictions.

(5) Enstor business segment.

(6) "Other" includes other technologies, overhead costs, and other operating income.

On October 3, 2007, we acquired from our parent Iberdrola, S.A. (the "Acquisition") the ScottishPower Assets (as defined below), which consist of significant renewable energy generation and other assets, located primarily in the United States and the United Kingdom. The Acquisition increased our installed wind capacity by 1,992 MW in the United States and by 372 MW in the United Kingdom as of September 30, 2007. Additionally, as part of the Acquisition, we began operating thermal generation, gas storage and energy management businesses in the United States. See "Acquisition and Unaudited Pro Forma Financial Information."

Renewable businesses

Our principal business is the generation of electricity from renewable energy sources. We believe the favorable renewable energy market conditions in the countries in which we operate have been and will continue to be supported by concern about security of energy supply, concern about environmental sustainability and the increasing economic efficiency of renewable technologies. Among other factors, we benefit from current national and international policies which support the development of renewable energy by granting various incentives to renewable energy producers. As of September 30, 2007, we had 7,342 MW of pro forma installed renewable capacity.

Within the renewable business, we specialize in the generation of electricity from wind energy, which represented 95.3% of our pro forma installed renewable capacity, with 7,000 MW of installed wind capacity as of September 30, 2007 and which accounted for 81.3% and 78.7% of our pro forma gross margin and 92.5% and 87.1% of pro forma EBITDA for the nine months ended September 30, 2007 and for the year ended December 31, 2006, respectively.

In addition to wind energy, in the renewable energy sector, we are also present in mini-hydro energy with 342 MW or 4.7% of our pro forma installed renewable capacity as of September 30, 2007. Mini-hydro accounted for 3.1% and 3.7% of our pro forma gross margin and 3.1% and 3.9% of pro forma EBITDA on a pro forma basis for the nine months ended September 30, 2007 and for the year ended December 31, 2006, respectively. Our mini-hydro power plants are located in Spain. We also have 0.3 MW of installed solar photovoltaic capacity and are developing and intend to operate solar thermal, biomass, wave energy and other renewable energy generation technologies. See "—Other Renewable Technologies."

The table below sets forth our pro forma installed renewable capacity as of September 30, 2007 in each of our renewable energy business segments and, in the case of wind, the geographies in which we operate.

Business segments	Pro forma as of September 30, 2007 Installed renewable capacity (in MW)	% of total installed renewable capacity
Wind	7,000	95.3%
Spain	4,035	55.0%
United States	2,046	27.9%
United Kingdom	372	5.1%
Rest of the World	547	7.5%
Mini-hydro	342	4.7%
Other renewable technologies(1)	0.3(1)	0.0%
Total renewables	7,342	100.0%

(1) Includes 0.3 MW of solar photovoltaic energy in Spain and Greece.

Our development plan (the "Development Plan") targets installing approximately 2,000 MW of renewable capacity per year in order to reach 13,600 MW of installed renewable capacity by 2010. There can be no assurance that we will reach our targets and in the anticipated timeframe. See "Forward-Looking Statements." We have based our Development Plan on the visibility provided by our pipeline and pipeline categorization methodology.

As of September 30, 2007, we had a 41,266 MW pipeline portfolio of renewable energy projects in various phases of development in several geographical markets. We use rigorous objective criteria based on our development experience to categorize our pipeline projects into three categories depending on the phase of development and the percentage probability of being placed successfully into completion per category: (i) "highly confident" (approximately 95% probability), (ii) "likely" (approximately 40-50% probability) and (iii) "probable" (approximately 20% probability). For a more detailed description of the pipeline categories, see "—Renewable Energy Businesses—Pipeline" and "Risk Factors—The basis and underlying assumptions used in the classification of our pipeline were internally developed and have not been audited or verified by any third party."

The table below sets forth our project pipeline according to business segment and phase of development as of September 30, 2007:

Pipeline by business segment	Total Pipeline	% Total	Highly confident	% of Highly confident	Likely	% of Likely	Probable	% of Probable
	(in MW, except percentages)							
Wind(1)	40,338	97.8%	2,830	98.2%	11,938	97.1%	25,570	98.0%
Mini-hydro	285	0.7%	—	—	127	1.0%	158	0.6%
Other renewable technologies	643	1.6%	52	1.8%	233	1.9%	358	1.4%
Total renewables	41,266	100.0%	2,882	100.0%	12,298	100.0%	26,086	100.0%

(1) Includes both onshore and offshore wind pipeline.

Within the highly confident category, 1,375 MW are under construction, of which 1,323 MW are in wind projects, 50 MW represents our first solar thermal plant and 2 MW represents our first biomass plant.

Non-renewable businesses

In addition to the renewable energy businesses, our subsidiaries in the United States also (i) offer gas storage services through owned gas storage facilities, (ii) own and operate thermal generation facilities and (iii) operate an energy management business.

We operate our natural gas storage business, which includes the development, operation and ownership of gas storage facilities, through Enstor Operating Company, LLC and its affiliates ("Enstor"). Our gas storage business accounted for 3.6% and 4.6% of our pro forma gross margin and 2.4% and 3.9% of our pro forma EBITDA for the nine months ended September 30, 2007 and for the year ended December 31, 2006, respectively. As of September 30, 2007, we had 0.76 billion cubic meters ("bcm") of working gas storage capacity.

We operate our thermal generation business through PPM Energy, Inc. ("PPM Energy"). Our installed thermal energy generation capacity, as of September 30, 2007, was 537 MW (including the 237 MW Thermal PPA). Thermal energy generation accounted for 6.5% and 5.6% of our pro forma gross margin and 7.2% and 5.9% of our pro forma EBITDA for the nine months ended September 30, 2007 and the year ended December 31, 2006, respectively. On September 11, 2007, we agreed to purchase the 506 MW thermal cogeneration facility at Klamath Falls, Oregon (the "Klamath Cogeneration Facility"). The transaction closed on November 30, 2007 upon the receipt of the requisite regulatory consents and approvals. Under the asset purchase agreement, the 237 MW Thermal PPA and certain asset management agreements related to the Klamath Cogeneration Facility were cancelled. See "—Non-Renewable Energy Businesses—Thermal" and "SPHI Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments."

We operate our energy management business in the United States, through which we purchase, transport, manage, store and market natural gas and power in North America, through PPM Energy. Our energy management business accounted for 5.4% and 7.0% of our pro forma gross margin and 1.8% and 4.3% of our pro forma EBITDA for the nine months ended September 30, 2007 and the year ended December 31, 2006, respectively.

History and Development

Iberdrola, S.A., our parent company and sole shareholder prior to the Offering, began operations in 1901, initially producing hydroelectric energy and expanding into wind and other renewable sources, and has been engaged in renewable energy generation for over 100 years. We were incorporated on July 9, 2001 under the name Iberdrola Energías Renovables II, S.A. by Iberdrola, S.A, which aimed to consolidate all of its activities relating to generation of power from renewable energy sources into one subsidiary. We subsequently changed our corporate name to Iberdrola Energías Renovables S.A. in August 2006 and further changed our corporate name on July 31, 2007 to our current name, Iberdrola Renovables, S.A.U. At the time of our incorporation, we already had over 1,000 MW of installed renewable capacity in wind farms and mini-hydro facilities.

In October 2001, Iberdrola, S.A. presented its 2002-2006 Strategic Plan (the "2002 Strategic Plan"), in which it targeted 3,834 MW of installed capacity for its renewable energy business by 2006 and envisaged €2.4 billion in investments for 2002-2006.

In November 2002, we entered into a master agreement with Gamesa Eólica, S.A. ("Gamesa Eólica") for the purchase of several wind farms in Spain and the joint development of wind farms in France, the United Kingdom, Ireland, Holland, Belgium and Mexico, all of which have been completed. The master agreement also governed the terms for the purchase of turbines from Gamesa Eólica for 1,100 MW of capacity. We further entered into an agreement with Gamesa Eólica for the provision by Gamesa Eólica of operating and maintenance services for our wind farms.

In April 2004, we achieved a major milestone by expanding internationally and entering into an agreement with Gamesa Corporación Tecnologica, S.A. ("Gamesa") to purchase the Catefica, Portugal wind farm and a further agreement to purchase 245 MW of installed wind capacity in Portugal and defined a joint long-term collaboration in Portugal with Gamesa. In the same year, we acquired 21.0% of the share capital of C. Rokas, S.A., a Greek wind energy company listed on the Athens stock exchange and a leading producer of wind energy in Greece. We increased our shareholding in C. Rokas, S.A. in 2005 to 49.9% and again in 2007 to 52.7%. As of September 30, 2007, C. Rokas, S.A. had a total installed wind capacity of 197 MW, has two wind farms currently under construction and is in the process of acquiring permits for additional wind farms in Greece and Cyprus.

By 2006, we surpassed the targets set forth in the 2002 Strategic Plan presented by Iberdrola, S.A. and reached an installed capacity of 4,434 MW, and actual investment during that period reached €3.7 billion. Additionally, in 2006, we made our entrance into the United States through the purchase of Community Energy Inc. and Midwest Renewable Energy Corporation in the United States, which allowed us to develop a pipeline in the United States of 3,600 MW. Our first wind farm in the United States, Locust Ridge, was installed at the end of 2006 and began commercial operations in February 2007. In 2006, we also developed a presence in Asia, by entering into a master agreement with the municipal government of Bayannaoer (a region of Inner Mongolia, China) for locating the sites where wind farms will be set up.

In 2006, we also entered into two significant agreements with Gamesa and Gamesa Eólica. The first agreement, in October 2006, was with Gamesa Eólica for the supply of turbines for 2,700 MW of capacity for our wind energy developments in Spain, the rest of Europe, the United States and Mexico, scheduled to be carried out between 2007 and 2009. The second agreement, in December 2006, was in connection with the acquisition of wind farms with approximately 1,000 MW of capacity between 2007 and 2009 located in the United States. Pursuant to this agreement, Gamesa Eólica will bring into operation 500 MW of such capacity prior to the end of 2009, with the remaining 500 MW of capacity being purchased in the development phase. See "Related Party Transactions."

In April 2007, Iberdrola, S.A. acquired Scottish Power Ltd. (formerly ScottishPower plc) and its subsidiaries. On October 3, 2007, we subsequently acquired the ScottishPower Assets (as defined below) through an in-kind exchange in which the assets consisting of certain subsidiaries of our parent, Iberdrola, S.A., were contributed to us in exchange for a capital increase fully subscribed by Iberdrola, S.A. As a result, we acquired ScottishPower Holding, Inc. and its subsidiaries in the United States ("SPHI") and True North Wind in Canada, which was organized under the holding company, Iberdrola Renewable Energy Canada, Ltd., (together, "the SP US Assets") and the wind business of certain of Iberdrola, S.A.'s subsidiaries in the United Kingdom (collectively, the "SP UK Assets" and, together with the SP US Assets, the "ScottishPower Assets"). The Acquisition increased our installed wind capacity by 1,992 MW in the United States and by 372 MW in the United Kingdom as of September 30, 2007. Additionally, as part of the Acquisition, we began operating thermal generation, gas storage and energy management businesses in the United States operated by subsidiaries of SPHI. For a further description of the ScottishPower Assets, see "—Renewable Energy Businesses—United States and—United Kingdom," "—Non-Renewable Energy Businesses—Thermal generation," "—Enstor" and "—Energy Management." See "Acquisition and Unaudited Pro Forma Financial Information."

Organizational Chart

The following organizational chart presents the current structure and key subsidiaries of the Iberdrola Renovables Group:



IBERDROLA RENOVABLES, S.A.U.
SPANISH SUBSIDIARIES(1)
INTERNATIONAL SUBSIDIARIES(2)
SCOTTISHPOWER RENEWABLE ENERGY HOLDINGS LTD(3) (U.K.)
ScottishPower Holding Inc. (U.S.A.)
ScottishPower Renewable Energy Ltd. (U.K.)(5)
PPM Energy (U.S.A.)(4)

(1) Key Spanish subsidiaries include the following: Biovent Energía, S.A; Iberdrola Energías Renovables de Andalucía, S.A.U.; Electra de Montanchez S.A. Iberdrola Renovables de Castilla y León, S.A.; Iberdrola Energías Renovables de Galicia, S.A.U.; Eólicas de Euskadi, S.A.; Iberdrola Energías Renovables de Aragón S.A.U.; Iberdrola Energías Renovables de la Rioja, S.A.; Iberenova Promociones, S.A.; Ciener, S.A.U.; Electra Sierra de San Pedro S.A.; Electra de Malvana, S.A.; Iberdrola Energías Renovables de Castilla la Mancha, S.A.U.; Energía i Vent, S.A.; Energías Renovables de Murcia, S.A.; Iberdrola Energías Marinas de Cantabria, S.A.; Iberdrola Energías Renovables de Canarias, S.A.U.

(2) Key international subsidiaries and holding companies include the following: Energiaki Algorachis S.A. (*Greece*); Iberdrola Energie Rinnovabili, S.p.A. (*Italy*); Aeolia Produçao de Energia, S.A (*Portugal*); Iberdrola Energia Odnawialna (*Poland*); EC Energoconsult Mernökszolg I.E.K. (*Hungary*); Parques Ecológicos de México, SA de CV (*Mexico*); Iberdrola Regenerative Energien, Gmbh (*Germany*); C. Rokas, S.A (*Greece*); Enerbrasil Ltda (*Brazil*); Iberdrola Energías Renováveis, S.A. (*Portugal*); Osaühing Raisner (*Estonia*); Magellan Investment Vagyonkezelo, Kft. (*Hungary*); IberdrolaEnerg.Ot Vazobnoviaemi IZT. (*Bulgaria*); Iberdrola Renewable Energies USA Ltd (*United States*); Iberdrola Energies Renouvelables, SAS (*France*); and Iberdrola Renewable Energies Ltd (*United Kingdom*).

(3) Scottish Power Renewable Energy Holdings, Inc. and its subsidiaries were acquired on October 3, 2007 pursuant to a capital increase. See "Acquisition and Pro Forma Financial Information." Other subsidiaries include Iberdrola Renewable Energy Canada, Ltd. and its subsidiary, True North Wind in Canada.

(4) We operate our energy management business through PPM Energy and our owned gas storage business through Enstor, Inc., a subsidiary of PPM Energy. We operate our thermal generation business through PPM Energy.

(5) Holding company for the following companies in the United Kingdom: Beaufort Energy Limited, Callagheen Wind Farm Limited, Carland Cross Limited, CeltPower Limited, Coal Clough Limited, Coldham Windfarm Limited, CRE Energy Limited, Morecambe Wind Limited, Wind Resources Limited and Wolf Bog Wind Farm Limited

Competitive Strengths

We believe that the following competitive strengths enable us to capitalize on the rapid growth of the renewable energy market in Spain, the United States, the United Kingdom and in other countries.

A world-wide leader in renewable energy

We are a world-wide leader in the renewable energy industry, with 7,342 MW of pro forma installed renewable capacity and a renewable energy project pipeline of 41,266 MW as of September 30, 2007. We are the leader in wind energy with 7,000 MW of pro forma installed wind capacity as of September 30, 2007. Our revenues are generated primarily from our renewable energy businesses.

We operate primarily in wind energy, which represents 95.3% of our total pro forma renewable installed capacity as of September 30, 2007 and also have installed capacity in mini-hydro and solar photovoltaic energy. Additionally, we are developing offshore wind energy and other renewable energy technologies including solar thermal, biomass and wave energy.

We have expanded our operations globally and continue to develop our pipeline of projects to maintain our leadership in the renewable energy industry.

Strong execution track record

We have a strong execution track record in:

- *Increasing our installed renewable capacity across our primary markets.* We have increased our installed renewable capacity across our primary markets mostly through greenfield projects and acquired projects in initial phases of development and, to a lesser extent, by acquiring wind farms in operation or under construction. Our installed renewable capacity has increased from 1,414 MW in 2002 to 4,977 MW as of September 30, 2007 on an actual basis (growing at a compound annual growth rate ("CAGR") of 30.3%), and to 7,342 MW as of September 30, 2007 on a pro forma basis as a result of the Acquisition;
- *Maintaining our competitive position.* Due to the continuous expansion of our business since 2003, we have maintained our competitive position in Spain with over 30% market share according to the Spanish Wind Energy Association. Additionally, the businesses that we have integrated through the Acquisition in both the United States and the United Kingdom have maintained competitive market shares in the respective jurisdictions since 2003. See "—Renewable Energy Businesses—United States and—United Kingdom";
- *Growing a rigorously categorized and visible pipeline.* Our pipeline has increased from 6,846 MW as of December 31, 2004 on an actual basis to 41,266 MW as of September 30, 2007 on a pro forma basis. We consider the sourcing of our pipeline a core skill and have achieved competitive advantages that we believe will allow for our pipeline to continue to grow, including our scale and geographic footprint, our know-how and track record from our experienced project teams dedicated to sourcing new opportunities and project management, the awareness of our global brand, the support from Iberdrola, S.A. and our agreements with turbine suppliers across geographies. This experience allows us to take a rigorous and systematic approach in defining and segmenting our pipeline;
- *Expanding internationally.* All of our operations were initially located in Spain. We have expanded our business internationally and as of September 30, 2007, we are present in 19 countries. We believe our international asset base, in terms of pro forma installed renewable capacity (60% in Spain, 28% in the United States, 5% in the United Kingdom and 7% in the Rest of the World) and our pipeline (16% in Spain, 51% in the United States, 15% in the United Kingdom and 18% in the Rest of the World), both as of September 30, 2007, provide us flexibility in allocating capital expenditures across jurisdictions, depending on the respective regulatory and market environments, among other factors;
- *Delivering on targets.* We have exceeded our targets for 2006 as set forth in the Iberdrola, S.A.'s 2002 Strategic Plan. The 2002 Strategic Plan projected an increase of more than 250% in our installed renewable capacity from our actual installed renewable capacity of 1,070 MW as of December 31, 2001 and targeted accumulated investments in the renewable energy sector for the period from 2002-2006 of €2.4 billion. As of December 31, 2006, we had an actual installed capacity of 4,434 MW, surpassing the 3,834 MW target, and had completed investments in the renewable energy sector during the period 2002-2006 of €3.7 billion; and

- *Delivering profitable growth.* For the year ended December 31, 2004, we had €329.5 million of gross margin and €256.0 million in EBITDA on an actual basis. We have grown profitably in recent years, and on an actual basis, from 2004 to 2006, our gross margin and EBITDA have grown at a compound annual growth rate of 45.3% and 47.5% respectively, and our EBITDA margins have remained stable, which were on average 80% during the same period.

Early move into the renewable energy market

We believe we have positioned ourselves uniquely through our early move into the renewable energy market. We believe our early move provides us with competitive advantages over our competitors, including access to superior sites for our wind farms, a management team with extensive experience, the "Iberdrola" name's historical brand awareness as a player in the renewables sector, strong relationships with suppliers and clients and our knowledge of regulatory schemes.

Focus on operating excellence

As of September 30, 2007, we controlled almost all of our wind farms and mini-hydro plants. See "—Renewable Energy Businesses." We have implemented models for optimizing operation and maintenance that focus on efficiency, maximize the availability of resources, improve the integration of renewable energy into the electricity networks and increase asset life. See "—Operational Model." We intend to apply our operational models to all our assets. As a result of having control over almost all of our assets and through our experience in site-selection, licensing, project approval and construction activities and implementing operation and maintenance models, we have achieved operating efficiencies that we believe have contributed to our high EBITDA margins, which were on average 80% from 2004 to 2006 on an actual basis.

Diversified business across diverse geographies

We currently have a presence in 19 countries, which decreases our dependence on the regulatory policies of any single jurisdiction and contributes to the stability of our cash flow. In addition, we are able to export technical skills and industry expertise into new markets as we expand our business. We are primarily focused in Spain, the United States and the United Kingdom, but we have a presence in 16 other countries, including Greece, France and Poland, through our operating assets, pipeline projects and/or local offices.

Long-term agreements secured with wind turbine manufacturers

We have strong relationships with our key suppliers and have secured approximately two-thirds of our future turbine supply needs until 2010 as set forth in our Development Plan by entering into supply agreements as of September 30, 2007 at market terms with our key turbine suppliers, including Gamesa Eólica S.A. ("Gamesa Eólica"), Suzlon Energy ("Suzlon"), Mitsubishi Power Systems, Inc. ("Mitsubishi"), GE Wind Energy ("GE Wind"), and Siemens Wind Power ("Siemens"), among others. We believe that in the future our market leadership position will contribute to secure our supply needs and will allow us to access key manufacturers and the latest technical features, including customized turbine models which will contribute to optimizing our operational and maintenance efficiencies. See "—Renewable Energy Businesses—Wind."

Support from Iberdrola, S.A., a world leader in energy

We benefit, and expect to continue to benefit, from the support and commitment from our parent company, Iberdrola, S.A., for the growth of our business. Iberdrola, S.A. is one of the leading European utilities with over 100 years of experience in managing utility assets, and dealing with regulators and sector agents, has a strong financial position and has developed a well-recognized international brand. Through various agreements, including a framework agreement between us and Iberdrola, S.A. dated November 5, 2007 (the "Framework Agreement"), Iberdrola, S.A. provides financing for our operations and additional services that allow us to benefit from its experience. See "Related Party Transactions."

Positioned to deliver competitive and highly visible growth

We believe the strong growth and visibility of our pipeline is a result of our technical skills and industry experience in developing new wind farm sites and our access to a wide range of market opportunities as a result of our scale, geographic footprint and support from our parent company, Iberdrola, S.A., and the rigorous and systematic approach we follow to build our pipeline. Our Development Plan targets installing approximately 2,000 MW of renewable capacity per year in order to reach 13,600 MW of renewable capacity by 2010. There can be no assurance that we will reach out targets and in the anticipated timeline.

Of our total project pipeline of 41,266 MW, as of September 30, 2007, we have 2,882 MW in the "highly confident" development phase (approximately 95% probability of successful completion) (1,375 MW of which are currently under construction), 12,298 MW in the "likely" development phase (approximately 40-50% probability of successful completion) and 26,086 MW in the "probable" development phase (approximately 20% probability of successful completion). For a description of the development phases, see "—Renewable Energy Businesses—Pipeline." Our project pipeline is also diversified across several jurisdictions, with 6,621 MW (or 16.0%) of the project pipeline located in Spain, 21,222 MW (or 51.4%) of the project pipeline located in the United States, 6,083 MW (or 14.7%) of the project pipeline located in the United Kingdom and 7,340 MW (or 17.8%) of the project pipeline located in other jurisdictions with significant potential in renewable energy. Of the 41,266 MW total pipeline; 40,338 MW correspond to wind projects (97.8% of total). We believe our focus on our three core markets, Spain, the United States and the United Kingdom, which tied for 2nd, ranked 1st and tied for 2nd, respectively, on the "Ernst & Young Renewable Energy Country Attractiveness Index" for the second quarter of 2007 (the "E&Y Index") will facilitate our future growth.

Stable and secured revenue base

We operate in countries whose existing regulatory regimes contribute to revenue stability and foreseeable revenue streams for our power plants. The Spanish regulatory regime offers the option of a fixed remuneration for electricity from renewable energy sources under the tariff regime or a market plus premium pricing regime. Additionally, in Spain, energy produced from renewable sources has priority grid access, and under the regulatory scheme and market rules, the sale of such energy is guaranteed. The United Kingdom and the United States also offer different forms of predictable benefits and incentive schemes that limit the exposure of renewable electricity prices to market prices for electricity, such as Renewable Obligation Certificates ("ROCs"), the federal ten-year renewable energy production tax credits ("PTC") or the Modified Accelerated Cost Recovery System ("MACRS"). See "Regulatory" and "Risk Factors—Our profitability in each of the regional markets in which we operate is dependent on policies and regulatory frameworks that support renewable energy development." The sale of most of the electricity produced by our existing wind farms in the United States and in the United Kingdom is contracted through long-term power purchase agreements ("PPAs"), which secure the sale of energy and environmental attributes and, in particular, in the United States result in a remuneration regime that has limited exposure to market prices for electricity, which further contributes to the foreseeability and stability of our revenue.

Experienced and committed management team

We have an experienced and committed senior management team comprised of market leaders in Spain, the United States and the United Kingdom, with over 240 years of combined experience in the energy industry. Our senior management team is supported by centralized group functions and highly qualified local managers who we believe possess the capabilities required to compete effectively in a competitive market and to successfully execute our strategy.

Strategy

We are a global leader in renewable power generation and we aim to maintain and enhance this position in terms of size and profitability. We intend to focus on wind energy in the short-term but will also continue positioning ourselves to benefit from the growth of other renewable technologies over the longer term. Pursuant to our Development Plan, we aim to install approximately 2,000 MW of renewable capacity per year in order to reach 13,600 MW of renewable capacity by 2010, and believe our current pipeline of 41,266 MW on a pro forma basis as of September 30, 2007, in accordance with our pipeline categories, provides visibility to allow us to reach our targets. There can be no assurance that we will reach our targets and in the anticipated timeframe. See "Forward-Looking Statements." See "—Renewable Energy Businesses—Pipeline." To achieve our aims, we plan to implement the following strategies:

Continue profitable growth by capturing existing opportunities

We intend to maximize the growth of our business while maintaining its profitability by focusing on the markets and technologies in which we currently operate. Our core markets, Spain, the United States and the United Kingdom, benefit from some of the most stable, predictable and supportive regulatory regimes in the world and highest growth prospects in terms of capacity, allowing us to expand our operations while achieving attractive returns on our investments. Our business is primarily comprised of wind capacity and we anticipate that continued development of our wind farm portfolio will be our primary source of growth in coming years.

We intend to expand our business primarily through organic growth through the development of our pipeline, complemented by selective and strategic acquisitions (both geographically and technologically).

We also monitor the market in order to be able to quickly adapt our strategy as market conditions (both geographically and technologically) change.

Optimize profitability and efficiency of projects and asset life

We aim to continue to optimize profitability by seeking operating and maintenance efficiencies for all of our renewable technologies. We intend to maintain and optimize our efficiency levels by maximizing availability of installed capacity, maintaining our facilities' technical performance over their useful lives and improving the integration of wind energy into electricity networks.

Positioning for long-term growth

We seek to capture long-term growth by: (i) positioning ourselves in new markets, (ii) investing in other renewable technologies and (iii) continuously focusing on innovation.

We intend to competitively position ourselves in new markets by appointing local management teams to thoroughly understand market characteristics and strive to create favorable conditions for renewable energy development.

We intend to continue investing in other renewable technologies by monitoring and testing other potentially viable renewable energy technologies and focusing on technologies most likely to achieve cost efficiencies and become economically competitive.

We seek to continuously focus on innovation in order to optimize the performance of our current renewable energy power plants and contribute to electricity network stability.

Renewable Energy Businesses

Our business currently includes primarily onshore wind energy and mini-hydro energy, and, to a lesser extent, solar photovoltaic energy.

Our current operations are primarily in Spain, the United States and the United Kingdom, and we have a presence in 16 other countries, including operations in Greece, Poland and France. We also have assets in Germany, Portugal and Brazil and have local offices or development projects in Bulgaria, Canada, China, Cyprus, Estonia, Guatemala, Hungary, Italy, Mexico and Morocco. We are also evaluating markets and operations in many other countries. We have a presence in nine of the top ten countries designated as the most attractive for renewable energy investments according to the E&Y Index for the second quarter of 2007.

As of September 30, 2007, we had 7,342 MW of pro forma installed renewable capacity and a renewable pipeline of 41,266 MW.

We control almost all of our renewable energy facilities. Installed capacity represents our consolidated installed capacity, which is calculated by including 100% of the installed capacity attributable to our subsidiaries we fully consolidate in our consolidated financial statements and the portion of installed capacity attributable to us for those subsidiaries over which we exercise shared control and in the same proportion in which we consolidate them using the proportional consolidation method. Owned capacity represents our aggregate owned capacity, which is calculated by multiplying our percentage ownership of each facility by the total installed capacity. The table below sets forth our pro forma consolidated and owned installed capacity of our renewable energy business as of September 30, 2007 (in each case excluding the 606 MW FPL PPAs as described herein).

	Pro forma as of September 30, 2007	
Installed capacity	**Consolidated**	**Owned**
Wind	6,394[1]	6,154[1]
Spain	4,035	3,891
United States	1,440[1]	1,440[1]
United Kingdom	372	369
Rest of the World	547	454
Mini-hydro	342	341
Other renewable technologies	0.3[2]	0.2[3]
Total renewable	6,736[1]	6,495[1]

(1) The 606 MW FPL PPAs are not included. Elsewhere in this offering memorandum, consolidated capacity figures include the 606 MW FPL PPAs for total renewable installed capacity of 7,342 MW.

(2) Includes 0.3 MW of solar photovoltaic consolidated installed capacity.

(3) Includes 0.2 MW of solar photovoltaic owned installed capacity.

Development phases

We apply the development phases described below to all of our renewable energy technologies in all geographies, with slight variations as applicable to certain technologies or geographies. A primary focus of our business historically and going forward is the development of projects from greenfield sites and their subsequent operation. To a lesser extent, we acquire from third parties, and subsequently finalize development and operate, strategic projects in various stages of development or construction and also selectively acquire strategic projects in construction or operation.

The following tables set forth the actual installed renewable capacity by MW and percentages of renewable projects placed into operation from greenfield, acquired pipeline and acquired operational renewable projects during each of the last three financial years of each of Iberdrola Renovables, the SP US Assets and the SP UK Assets on a historical basis.

	Iberdrola Renovables[1]		SP US Assets[2]		SP UK Assets[2]	
	As of December 31, FY 2004-FY 2006		As of March 31, FY 2005-FY 2007		As of March 31, FY 2005-FY 2007	
	(in MW, except percentages)					
From development phases	1,769	81.2%	836	100.0%	184	84.8%
Greenfield	1,312	60.2%	525	62.8%	184	84.8%
Acquisition of pipeline projects under various stages of development	457	21.0%	311	37.2%	—	—
Acquisition of operational projects or projects under construction	409	18.8%	—	—	33	15.2%
Total	2,178	100.0%	836	100.0%	217	100.0%

(1) Iberdrola Renovables' fiscal year begins on January 1 and ends on December 31.

(2) The SP US Assets and the SP UK Assets' fiscal years begin on April 1 and end on March 31. The financial years of certain of the 10 U.K. Wind Companies are not consistent with these periods. See "Presentation of Financial and Other Information."

The average development time for a greenfield wind farm project is approximately five years, although the development time may differ significantly across geographies. External factors, including permitting, facility transmission, construction delays, connection to the electricity network and turbine supply limitations may extend the development process. See "Risk Factors—The expansion of our business is dependent on locating and obtaining title to suitable operating sites and obtaining operating and building permits for our wind farms and other power plants."

We have 277 project development employees globally engaged in development as of September 30, 2007. We control the development and construction phases of our power plants, such as site selection, licensing process and wind farm design and specifications and outsource development and construction tasks and activities to various companies, including Iberdrola Ingeniería y Construcción ("Iberdrola Ingeniería"), and select service providers according to our proprietary specifications and procedures.

Wind farm development involves a multi-phase process and the following phases of wind farm development occur in varying sequences and often concurrently depending on the opportunities and constraints in the various jurisdictions in which we operate:

- site selection and assessment and resource evaluation;
- administrative processing;
- land management, offtaker (if applicable) and turbine procurement;
- procurement of connection to the electricity transmission network;
- budget approval;
- construction; and
- commissioning.

The chart below illustrates the various phases of wind farm development:



Land agreements, offtaker and turbine procurement
Site selection and assessment and resource evaluation
Administrative Processing
Preliminary processing
Environmental authorization
Project approval
Change of land use and construction permit
Construction
Commissioning
Procurement of Connection to Electricity Network

Other technologies may require additional phases or specific variations to these phases, however the general principles and phases apply to all renewable technologies.

Site selection and assessment and resource evaluation

Site selection and resource evaluation includes site selection, met mast installation, feasibility and detailed assessment called 'micro siting'. We are continually engaged in map-based research and we review wind reports and evaluate potential sites according to criteria including topography, suitability of the wind resource, access to the local electricity transmission network, site size, ownership and zoning, environmental considerations and existing legislation.

Once a potential site has been identified, we typically visit the site and mandate an independent third party survey. We conduct detailed technical and economic feasibility studies and evaluate planning constraints and community response considerations.

These preliminary analyses of site environmental characteristics, grid availability, wind and geography assist us in defining the basic project parameters and in determining which projects could be commercially, environmentally, economically and technically viable in order to continue with the development.

Administrative processing

Once we have selected a potential wind farm site, we begin the administrative approval and permitting process with the relevant national, state and local government agencies. Administrative processing includes preliminary processing, environmental and construction permitting, project approval and, where necessary, change of land use. We must apply for and obtain the necessary approvals and consents to construct and operate a wind farm, including government permits, easements, leases and rights of way. Design engineering of the wind farm is also developed throughout the phases of administrative processing, depending on the different wind farm requirements and our proprietary specifications. See "Regulatory."

Preliminary processing. In certain of the jurisdictions in which we operate, designated authorities grant or allocate development rights over specific land areas to developers according to differing selection mechanisms, including competitive bidding, plan approval, and the ability to prove that a transmission connection has been secured. In other jurisdictions, we secure land rights principally through bilateral negotiations with individual landowners or governmental entities.

Environmental authorization. In most of the jurisdictions in which we are present, including Spain and the United Kingdom, we are required to present a plan and an environmental impact study to the relevant local authority and are subject to a period of public review, after which an environmental permit is granted if the project is deemed to be environmentally viable. Environmental authorization processing varies widely across jurisdictions, due to differing timescales, authorities involved and the level of centralization of permits. An environmental authorization is generally based on an environmental impact study that covers all areas of potential impact of the wind farm to the environment and the community. An environmental authorization consists of the approval by the relevant agents to develop the facility. Compensatory measures and tracking information are often required. This phase is key for project development. Governmental permitting varies significantly across jurisdictions, including in the United States, although most jurisdictions typically involve some level of environmental impact assessment and authorization. See "Regulatory."

Project approval. Once an environmental permit is in place, we prepare and present a detailed plan to obtain governmental approval. Project approvals for wind farms and other renewable facilities usually extend through the expected life of the assets, but this can vary across jurisdictions. In Spain, and the United States, if applicable, project approval is granted for an indefinite period of time, whereas in the United Kingdom project approval is granted for a designated period.

Change of land use and construction permit. In parallel with the foregoing three steps, it is often necessary to apply for a change of permitted land use or zoning in order to include renewable energy generation among the authorized uses.

Certain jurisdictions require a stand-alone building permit. In other jurisdictions, the construction permit is granted together with the project approval. For example, the Planning Consent in the United Kingdom is a combined project approval and construction permit.

Land management, offtaker and turbine procurement.

This phase runs parallel with the rest of the administrative procedures. The relevance of each of these three milestones varies significantly across jurisdictions.

Land management includes obtaining title, permits or lease agreements for the land, which may vary by geography. Further micro siting and layout adjustments may also be required as a result of such land agreements.

In certain jurisdictions including the United States, we typically enter into long-term power purchase contracts with one or more offtakers (typically utilities) for the energy that will be produced by the prospective wind farm. In other jurisdictions, particularly those in which feed-in tariff systems are in place, the energy has a guaranteed purchaser through various system agents. See "Regulatory."

In the case of turbine procurement, we plan the allocation of turbines across projects in advance of the phase in which they are required for installations. This prevents turbine procurement from delaying development of our wind farms.

Connection to the electricity transmission network

Concurrently with general facility development, we also procure a connection to the local distribution or transmission network. We initiate the process with an application to the system operator or electricity distribution company for a connection point. The system operator or electricity distribution company then conducts connection studies to determine whether infrastructure modifications are required to enable connection to the network. Required infrastructure must also be licensed and constructed, which is done in parallel with the corresponding wind farm development activities. In some cases infrastructure licensing and construction is conducted by system operators and thus the process may fall outside our control and management scope. See "Risk Factors—We rely on transmission assets and services for electricity to the extent we do not own or control delivery of such assets and services."

Budget approval

Once a prospective project has fulfilled certain profitability projection requirements, including a projected sufficient internal rate of return, it receives budget approval for investment. Wind farm costs consist primarily of the cost of turbines and grid connection costs, which represent approximately 70%-80% and 10% of total project costs respectively. We generally finance our wind farms through intercompany loans or, to a lesser extent, project financing. In the United States, cash received through institutional investment structures is used to repay such intercompany loans.

Construction

Once we have obtained land rights, the requisite permits and licenses and appropriate financing, we begin wind farm construction. We manage the project and are involved in the engineering and design of our wind farms and create custom turbine specifications which we submit to manufacturers. We generally outsource turbine installation to our turbine suppliers and site construction to outside contractors including Iberdrola Ingeniería. Wind farm construction on average takes approximately six to twelve months, depending on the size of the project.

Commissioning

Once all authorizations and requirements are obtained or satisfied, we commission our wind farms, which involves testing the turbines to ensure that full performance is achieved and wind-generated electricity flows through the electricity grid. During this phase, operation and maintenance ("O&M") staff are involved to facilitate the transition to and start of commercial operation. Once a wind farm is operational, we commence generating revenues.

Pipeline

Our pipeline classification categories are used for internal planning purposes and are not used by other companies in our industry and have not been verified or audited by any third party.

Our Development Plan targets installing approximately 2,000 MW of renewable capacity per year in order to reach 13,600 MW of installed renewable capacity by 2010. We have based our Development Plan on the visibility provided by our pipeline, in accordance with our pipeline categorization, which support this target.

We classify our renewable technologies pipeline into categories according to rigorous milestones which we have established based on our development experience, in order to provide consistency and visibility for internal planning purposes. We utilize the same pipeline criteria for all of our renewable energy technologies across geographies. We classify our pipeline into three categories according to the development stage: (i) "highly confident," (ii) "likely" and (iii) "probable," as further described below. We also have a number of projects in early stages of development that are not yet categorized in our pipeline as "probable."

For illustrative purposes, the table below sets forth the classification of our pipeline in the three categories for a wind farm based on the development parameters achieved:

Development phases	Highly Confident	Likely	Probable
Site selection and assessment and resource evaluation	4	2	1
Administrative processing	3	2	0-1
Preliminary processing	4	3-4	0-3
Environmental authorization	4	2	0
Project approval	3-4	2	0-1
Change of land use and construction permit	3-4	2	0
Land agreements and offtaker and turbine procurement	3-4	1-2	0-1
Connection to the electricity network	4	2	0-1
Budget approval	4	2	0
Construction	0-4	0	0
Commissioning	0	0	0

0: Not commenced
1: Commenced
2: In progress
3: Advanced
4: Completed

Highly confident: We estimate that projects in this category have approximately a 95% probability of being placed successfully into operation. The milestones for entry into this category include successful completion of the most critical phases of development, such as possession of the key permits for required installation, an approved budget and confirmed turbine procurement. This category also includes projects that are under construction. The milestones for the "highly confident" category vary by jurisdiction as follows:

- *Spain*: includes projects for which key permits have been issued, such as including possession of environmental permits and confirmation of connection availability.
- *United States*: includes projects for which key permits have been issued including wetlands, aviation, and most local permits and grid connection (facility study).
- *United Kingdom*: includes projects that have obtained the Planning Consent as well as a connection offer.

Likely: We estimate that projects in this category have approximately a 40-50% probability of being placed successfully into operation. This category includes projects initially considered to be feasible based on objective parameters (including assessments of energy resources or engineering). This category includes the phase from when the decision is made to commit resources to the project until a determination is made that the project has high likelihood of being successfully completed. The milestones for the "likely" category vary by jurisdiction as follows:

- *Spain*: includes projects for which a metering tower has been installed and basic engineering design has been completed. The project must have completed the preliminary application of the administrative processing phase, which is successfully completing the bidding process.
- *United States*: includes projects for which a metering tower has been installed and basic engineering design has been completed. Projects in this segment must also have significant control over the land.
- *United Kingdom*: includes projects for which a metering tower has been installed and basic engineering design has been completed. Projects in this segment must also have applied for planning consent and grid connection.

Probable: We estimate that projects in this category have approximately a 20% probability of being placed successfully into operation. This category includes projects from greenfield inception until a decision is made to commit resources to the project. Milestones are similar across jurisdictions: site identification is required, as well as a wind resource estimation or a first wind farm configuration, or land agreements or, with respect to turn-key wind farm purchases, a wind developer capacity commitment signed under contract.

Wind

Based on market data from Emerging Energy Research, LLC ("EER") and the aggregation of installed capacity for Iberdrola Renovables and ScottishPower as of March 2007 as presented by EER, we were the global leader in wind energy in terms of installed capacity. Wind energy is our principal business activity, accounting for 81.3% and 78.7% of our pro forma gross margin and 92.5% and 87.1% of our pro forma EBITDA for the nine months ended September 30, 2007 and for the year ended December 31, 2006, respectively.

Market

Wind is the fastest growing renewable energy technology in the world due to its cost efficiency, resource availability and the maturity of the technology in comparison to other types of renewable energy technologies. According to EER, global installed wind capacity grew at an annual rate of 24.8% from 2001 through 2006 to bring cumulative installed capacity to 74,037 MW as of December 31, 2006. The 15,215 MW of additional global wind capacity installed in 2006 (25.8% growth) set an industry record, notwithstanding wind turbine supply constraints that restricted wind farm development. EER expects global wind capacity to grow by 22.7% during 2007, reaching an installed capacity of 90,808 MW. Global installed wind capacity is expected to increase at a compound annual growth rate of 14.3% between 2007 and 2015, reaching 264,053 MW in 2015. Annual additional capacity is expected to grow from almost 17,000 MW in 2007 to over 24,000 MW in 2015.

Installed capacity

The table below sets forth our pro forma installed wind capacity as of September 30, 2007 per geography.

Installed wind capacity	Pro forma as of September 30, 2007 Installed wind capacity (in MW)	% of total renewable installed capacity
Wind[(1)]	7,000	95.3%
Spain	4,035	55.0%
United States[(1)]	2,046	27.9%
United Kingdom	372	5.1%
Rest of the World	547	7.5%

(1) Includes the 606 MW FPL PPAs.

The tables below set forth the actual installed wind capacity and historical annual wind energy production and compound annual growth rate, respectively, for each of Iberdrola Renovables, the SP US Assets and the SP UK Assets as of and during their respective financial year ends.

	As of and during the year ended December 31,			CAGR (2004-2006)
Iberdrola Renovables	2004	2005	2006	(%)
Installed wind capacity (MW)	2,891	3,494	4,102	19.1%
Wind energy production (GWh)	4,846	6,471	7,329	23.0%

	As of and during the year ended March 31,			CAGR (2005-2007)
SP US Assets	2005	2006	2007	(%)
Installed wind capacity (MW)[(1)]	830	1,404	1,666	41.7%
Wind energy production (GWh)	2,084	2,723	4,251	42.8%

(1) Includes the 606 MW FPL PPAs.

	As of and during the year ended March 31,			CAGR (2005-2007)
SP UK Assets	2005	2006	2007	(%)
Installed wind capacity (MW)	158	271	345	47.8%
Wind energy production (GWh)	440	587	855	39.4%

Pipeline

.The following table sets forth our wind pipeline according to geographic location, MW under construction and our pipeline categories as of September 30, 2007.

	Pro forma as of September 30, 2007				
Wind pipeline by geography[(1)]	Total	Under Construction[(2)]	Highly confident[(2)(3)]	Likely[(4)]	Probable[(5)]
			(in MW)		
Spain	5,792	405	656	1,454	3,681
United States	21,222	326	992	7,862	12,368
United Kingdom	6,080	359	563	823	4,694
Rest of the world	7,245	233	620	1,799	4,827
Total Wind	40,338	1,323	2,830	11,938	25,570

(1) Includes 332 MW of offshore wind pipeline (208 MW in the United Kingdom and 124 MW in the Rest of the World).

(2) All "Under construction" MW are included as part of the "highly confident" category.

(3) Approximately 95% probability of being placed successfully into operation.

(4) Approximately 40-50% probability of being placed successfully into operation.

(5) Approximately 20% probability of being placed successfully into operation.

Spain

We are the leading wind energy producer in Spain with 4,035 MW of pro forma installed wind capacity and total pro forma wind energy production of 5,357 GWh in Spain during the nine months ended September 30, 2007. As of December 31, 2006, we had 30.7% of the Spanish wind energy generation market in terms of installed capacity using data from the Spanish Wind Energy Association (*Asociación Empresarial Eólica*). See "—Competition" and "Industry." Our operations in Spain are entirely comprised of the operations of Iberdrola Renovables. Our operations in Spain contributed 63.0% and 68.2% of our wind gross margin on a pro forma basis for the nine months ended September 30, 2007 and the year ended December 31, 2006, respectively and 65.7% and 70.5% of wind EBITDA on a pro forma basis for the same periods. We also have a wind pipeline of 5,792 MW in Spain as of September 30, 2007.

Market

As of the year end 2006, Spain was the second largest market in the world by installed capacity, with cumulative installed wind capacity of 11,614 MW, including additional capacity of 1,587 MW installed in 2006, according to EER. The Spanish wind power market grew at a compound annual growth rate of 32% from 2000 through 2006 according to the Spanish Wind Energy Association (*Asociación Empresarial Eólica*). The Spanish government has targeted total installed wind power capacity in Spain to increase to 20,155 MW in 2010 as set forth in the Spanish Renewable Energy Plan 2005-2010 (*Plan de energías renovables en España 2005-2010*) (the "PER"). This implies that capacity will grow 73% over four years and an average of 2,135 MW of new capacity installed in Spain annually. Spain's target under the European Union's Renewable Energy Directive ("the Renewable Energy Directive") is to generate 29.4% of all electricity from renewable sources by 2010. This target is currently under review and may be revised pursuant to the Renewable Energy Directive, which in March 2007 established a binding European Union-wide target to source 20% of its energy needs from renewable sources by 2020. See "Industry—Spain." Recent studies carried out by the Spanish Government regarding the energy and gas sectors in the draft version of the "*Informe de la Planificación de los Sectores de Electricidad y Gas 2007-2016*" (the "Draft Planning Report") estimate Spain could have 29,000 MW of installed capacity for wind energy by 2016.

Under the current regulatory framework, wind farm developers in Spain benefit from having a choice between selling electricity at a fixed tariff or at market prices plus a premium. See "Regulatory—Spain."

Installed capacity

The table below sets forth the historical evolution of our actual installed wind capacity, actual annual wind energy production and compound annual growth rate in Spain as of and for the years ended December 31, 2004, 2005 and 2006 and the pro forma installed wind capacity and pro forma wind energy production as of and during the nine months ended September 30, 2007.

	As of and during the year ended December 31,				Pro forma as of and during nine months ended September 30,
Spain	**2004**	**2005**	**2006**	**CAGR (%) (2004-2006)**	**2007**
Installed wind capacity (MW)	2,891	3,258	3,662	12.5%	4,035
Wind energy production (GWh)	4,846	6,240	6,624	16.9%	5,357

The table below sets forth our pro forma installed wind capacity by Spanish region as of September 30, 2007.

Installed wind capacity by region	**Pro forma as of September 30, 2007**
	(MW)
Andalusia	306
Aragon	261
Basque Country	72
Castile-La Mancha	1,717
Castile and León	804
Galicia	593
La Rioja	213
Region of Murcia	68
Total	4,035

Pipeline

As of September 30, 2007, we had 5,792 MW of wind pipeline projects in Spain (including offshore wind pipeline), of which 656 MW (11.3%) are categorized as "highly confident" (approximately 95% probability of successful completion), 1,454 MW (25.1%) are categorized as "likely" (approximately 40-50% probability of successful completion) and 3,681 MW (63.6%) are categorized as "probable" (approximately 20% probability of successful completion). Of our pipeline projects categorized as "highly confident," 405 MW (61.7%) are under construction. Wind pipeline projects in Spain comprise 14.4% of our pro forma wind pipeline as of September 30, 2007.

United States

We were the second largest wind farm developer and operator in the United States according to EER, as of December 31, 2006. Our pro forma installed wind capacity and total electricity production in the United States during the nine months ended September 30, 2007 was 2,046 MW and 2,588 GWh, respectively. As of December 31, 2006, we estimate, based on market data from the U.S. Department of Energy and the American Wind Energy Association, that we had approximately 15% of the U.S. wind energy generation market by installed capacity. See "—Competition" and "Industry." Historically, our operations in the United States were almost entirely comprised of the operations of the SP US Assets. Prior to the Acquisition we had 54 MW of actual installed wind capacity as of September 30, 2007. As of the result of the Acquisition, we added 1,992 MW of installed wind capacity from the SP US Assets as of September 30, 2007. Our operations in the United States contributed to 18.1% and 15.3% of our wind gross margin on a pro forma basis for the nine months ended September 30, 2007 and the year ended December 31, 2006, respectively and 15.5% and 13.3% of wind EBITDA on a pro forma basis for the same periods. We also have a pipeline of 21,222 MW in the United States as of September 30, 2007.

Market

The wind industry in the United States experienced the largest annual increases in cumulative installed wind capacity in the world during 2005 and 2006. In 2006 cumulative installed wind capacity in the United States increased by 2,454 MW, from 9,158 MW of cumulative installed wind capacity in 2005 to 11,612 MW in 2006, making the United States the third largest market by cumulative installed wind power capacity after Germany and Spain, according to EER. Other sources expect even greater growth in installed wind capacity growth in the United States. For example, BTM Consult ApS ("BTM") expects total cumulative installed wind capacity in the U.S. to reach 34,035 MW in 2011 and 96,000 MW in 2016 compared to 30,594 MW in 2011 and 48,918 MW in 2015 expected by EER. See "Industry—United States."

Wind farm developers in the United States benefit from federal PTCs, which provide income tax credits to the owners of qualifying wind facilities based on the quantity of wind energy produced and sold during a ten-year period, and MACRS, which permits the accelerated tax depreciation of certain wind farm property. Additionally, in some states wind farm developers benefit from Renewable Portfolio Standards ("RPS") regimes which require the generation of a certain percentage of electricity from renewable sources. See "Regulatory—United States."

Installed capacity

As of September 30, 2007, we had 2,046 MW of pro forma installed wind capacity in the United States. We produced 2,588 GWh of electricity from wind energy during the nine months ended September 30, 2007 on a pro forma basis. The table below sets forth the historical evolution of the SP US Assets actual installed wind capacity, annual wind electricity production and compound annual growth rate in the United States as of and during the years ended March 31, 2005, 2006 and 2007 and our pro forma installed wind capacity and pro forma wind production as of and for the nine months ended September 30, 2007.

United States	As of and during the year ended March 31,				Pro forma as of and during the nine months ended September 30, 2007(2)
	2005(1)	2006(1)	2007(1)	CAGR (%) (2005-2007)(1)	
Installed wind capacity (MW)	830(3)	1,404(3)	1,666(3)(4)	41.7%(3)	2,046
Wind energy production (GWh)	2,084	2,723	4,251	42.8%	2,588

(1) Actual installed wind capacity and wind energy production data for the SP US Assets. This does not include our installed capacity in the United States that is not part of the SP US Assets (i.e. Locust Ridge and Top of Iowa II wind farms). Historically SPHI calculated 100% of the installed wind capacity attributable to subsidiaries that SPHI fully consolidated in its financial statements and calculated the portion of installed wind capacity of variable interest entities and joint ventures it did not control under the equity method of accounting.

(2) Pro forma installed wind capacity and wind energy production in the United States, which includes the SP US Assets and our other energy capacity and production in the United States: (i) Locust Ridge wind farm (26 MW of installed wind capacity) installed at the end of 2006 and which began commercial operation in February 2007 and (ii) Top of Iowa II wind farm (28 MW of installed wind capacity) which was installed as of September 2007.

(3) Includes the 606 MW FPL PPAs.

(4) Excludes 26 MW of installed wind capacity from Locust Ridge wind farm.

We operate wind farms in ten states: Colorado, California, Iowa, Kansas, Minnesota, Oregon, New York, South Dakota, Washington and Pennsylvania. Our portfolio of operational wind farm projects and our PPAs with FPL Energy, Inc. are set forth in the table below on a pro forma basis as of September 30, 2007:

Project company	Institutional investment structure	Location	Consolidated installed capacity (*in MW*)	Years remaining in PPA	PPA offtaker
Klondike I Wind Power LLC	Aeolus I	Oregon	24	14 ½ years	Bonneville Power Administration
Phoenix Wind Power LLC	N/A	California	2	11 years	San Diego Gas & Electric Company
Mountain View Power Partners III, LLC	Aeolus I	California	22	11 years	San Diego Gas & Electric Company
Moraine Wind, LLC	Aeolus I	Minnesota	51	11 years	Northern States Power Company
Flying Cloud Power Partners, LLC	Aeolus I	Iowa	44	11 years	Interstate Power & Light Company
Klondike Wind Power II LLC	N/A	Oregon	75	28 years	Portland General Electric
Trimont Wind I LLC	Aeolus II	Minnesota	100	13 years	Great River Energy
Elk River Windfarm, LLC	Aeolus II	Kansas	150	18 years	Empire District Electric Co.
Shiloh I Wind Project LLC(1)	Aeolus II	California	150	13 ½ years 8 ½ years 13 years	PG&E MID Palo Alto
Flat Rock Windpower LLC(2)	Aeolus II	New York	99 17	N/A 14 years	NYISO/Merchant NYSERDA
Twin Buttes Wind LLC	Aeolus III	Colorado	75	20 years	Public Service Co. of Colorado
Flat Rock Windpower II LLC(2)	Aeolus III	New York	45	N/A	NYISO/Merchant
Big Horn Wind Project LLC	Aeolus III	Washington	200	19 years	M-S-R Public Power Agency
Colorado Green Holding LLC(3)	N/A	Colorado	81	11 years	Public Service Company of Colorado
Locust Ridge (Iberdrola Renewable Energies USA)(4)	Locust Ridge	Pennsylvania	26	20 years	PPL Energy-Plus
Top of Iowa II (Iberdrola Renewable Energies USA)	Aeolus IV	Iowa	28(5)	20 years 20 years	Wisconsin Public Power Madison Gas & Electric
MinnDakota	Aeolus IV	Minnesota and South Dakota	30(6)	20 years	Northern States Power
Klondike III	Aeolus IV	Oregon	221	20 years 15 years 20 years 20 years	Puget Sound Energy; Eugene Water & Electric; PG&E; BPA
FPL Energy, Inc.	N/A	Washington, California and Wyoming	606(7)	19-21 years	Various
Total pro forma installed capacity			2,046		

(1) Pacific Gas & Electric (PG&E): 50% (75 MW), Modesto Irrigation District (MID): 33% (50 MW), and City of Palo Alto: 16.7% (25 MW).

(2) Flat Rock Windpower I was constructed in two phases, the first of which became operational in January 2006 and the second of which became operational in July 2006. Flat Rock I and Flat Rock II do business as "Maple Ridge I" and "Maple Ridge II." Each entity is 50% owned by Horizon Wind Energy LLC. PPM Energy's interests in Flat Rock I and Flat Rock II, other than 0.5% of Flat Rock I, which is held by a PPM Energy subsidiary, are included in the Aeolus II and Aeolus III projects, respectively.

(3) 100% owned by Colorado Wind Ventures LLC. A wholly owned subsidiary of PPM Energy owns a 50% undivided interest in Colorado Wind Ventures LLC with Shell Wind Energy owning the remaining interest.

(4) Installed at the end of 2006 and began commercial operations in February 2007.

(5) Top of Iowa II is under construction and it is anticipated will have 80 MW of installed capacity, however, 28 MW were installed as of September 30, 2007.

(6) MinnDakota is under construction and it is anticipated that it will have 150 MW of installed capacity, however 30 MW were installed as of September 30, 2007.

(7) The 606 MW are owned by FPL Energy, Inc. We entered into three long-term PPAs with FPL Energy, Inc. for the entire output of the Stateline wind energy center and FPL Energy, Inc. High Winds and Pleasant Valley wind projects comprising a total of 606 MW. We have also entered into numerous PPAs with offtakers for the electricity generated by these assets owned by FPL Energy, Inc. See "—FPL PPAs."

Wind farm financing structures

We have contributed most of our operating wind farms to institutional investment structures with investors. These transactions were driven primarily by the sale in March 2006 of PacifiCorp, a former subsidiary of SPHI, and its assets. Since the sale, we, along with most companies in the wind generation market, do not have sufficient taxable income in the United States to fully utilize available tax benefits (principally the PTCs and MACRS). Our relationship with the institutional investors is governed by a limited liability company operating agreement that apportions the cash flows generated by the wind farms in accordance with a percentage sharing mechanism, and allocates the tax benefits largely to the investor. Participating investors have been large financial institutions with relatively low funding costs and significant income to be able to utilize the tax benefits generated by the wind farms.

We have formed five separate institutional investment structures (Aeolus I, Aeolus II, Aeolus III and Aeolus IV and Locust Ridge). In all of our institutional investment structures, we retain a class of membership interests and day-to-day operational and management control, subject to investor approval of certain major decisions. The institutional investors do not receive a lien on any wind farm assets but are indirect holders of equity interests in the companies that hold those assets. Major decisions requiring institutional investor approval include capital expenditures above threshold levels, replacement of major contracts, bankruptcy and project sales. We have entered into two types of institutional investment structures, Pay-As-You-Go partnership structures, ("PAY-Go") and Pre-tax, After-tax, Partnership Structures ("PAPS"), as more fully described below.

The following tables present the estimated apportionment of distributions and the allocation of income, PTCs, and MACRS depreciation between Iberdrola Renovables and the investors under the PAY-Go and PAPS structures. The column titled "Operating cash flow" reflects the apportionment of cash distributions. The column titled "Income & PTCs" reflects the allocation of income and PTCs for U.S. federal income tax purposes. The column titled "MACRS depreciation" reflects the allocation of depreciation benefits for U.S. federal income tax purposes. All percentages other than 100% are approximations.

	Operating cash flow		Income & PTCs(1)		MACRS depreciation(1)	
PAY-Go	**Iberdrola Renovables**	**Investor**	**Iberdrola Renovables**	**Investor**	**Iberdrola Renovables**	**Investor**
Year 1-10	20-27%	73-80%	10%	90%	6-29%	71-94%
Year 11-20	90-95%	5-10%	90-95%	5-10%	—	—

(1) PTCs lapse after ten years of commercial operations. MACRS depreciation generally runs out five years after commercial operation.

	Operating cash flow		Income & PTCs(1)		MACRS depreciation(1)	
PAPS	**Iberdrola Renovables**	**Investor**	**Iberdrola Renovables**	**Investor**	**Iberdrola Renovables**	**Investor**
Year 1-3(2)	100%	0%	0%	100%	0%	100%
Year 4-10	0%	100%	0%	100%	0%	100%
Year 11-20	90%	10%	90%	10%	—	—

(1) PTCs lapse after ten years of commercial operations. MACRS depreciation generally runs out five years after commercial operation.

(2) Actual "cash flip" dates, as discussed below, depend on the date institutional investors earn the agreed "targeted internal rate of return."

PAY-Go—Aeolus I, II and III structures

We have entered into three PAY-Go institutional investment structures with institutional investors, which were closed on May 1, 2006, November 1, 2006 and February 1, 2007, respectively. The transactions included existing wind farms and wind farms that were being placed into operation at the time of the relevant transaction, and totaled 141 MW (Aeolus I), 516 MW (Aeolus II) and 320 MW (Aeolus III), respectively. In each of these transactions, the institutional investors made up-front cash payments, received Class B interests in a limited liability holding company holding interests in several wind farms, and executed fixed and contingent notes pursuant to which the investors are obligated to make quarterly payments to us for approximately ten years. The sum of the fixed-note payments and contingent-note payments equal a percentage of the PTCs generated by the wind farms in the portfolio. The fixed-note payments are fixed at the start of the partnership based on the forecasted electricity generation for the portfolio, while the contingent-note payment is adjusted quarterly based on actual generation. In each operating agreement with the related investor(s), an agreed "target internal rate of return" has been established based on the total anticipated benefit that such investor will receive over ten years from the operating cash flows, accelerated tax depreciation and the PTCs of the project. The date on which this target internal rate of return is achieved is generally the date on which the operating cash flows and income percentage allocations change in accordance with the table above (the "Flip Date"). The target internal rate of return is intended to cause the Flip

Date to occur shortly after the end of the ten-year PTC period for each Aeolus portfolio. The up-front payment is an amount that, together with the expected note payments, would allow the investor to achieve the target internal rate of return near the end of the ten-year PTC period using modeled projections of anticipated wind farm operating results as of the closing date. For twelve months following the Flip Date, we have the option to purchase the investors' residual interests at fair market value. See "SPHI Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting SPHI Results of Operations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting our Future Results of Operations."

For each Aeolus portfolio, we have retained 100% of the Class A interests in the limited liability company and manage the holding company and the wind farm assets on a day-to-day basis.

PAPS—Locust Ridge and Aeolus IV

We have entered into two PAPS transactions, one with respect to our Locust Ridge wind farm in Pennsylvania, which was installed at the end of 2006 and began commercial operations in February 2007, and the other with respect to Aeolus IV, which closed on October 16, 2007. In each case, we sold to institutional investor(s) a class of equity interests in a limited liability holding company. With respect to Locust Ridge, the sole asset held is the 26 MW Locust Ridge wind farm. For Aeolus IV, as of the initial closing date, the only wind farm asset of the holding company was Klondike III (which had approximately 219 MW operational as of closing; however, the total capacity is expected to be approximately 224 MW). Subject to the satisfaction of certain conditions precedent, we expect to contribute the Top of Iowa II (expected to be 80 MW) and MinnDakota (expected to be 150 MW) wind farms to Aeolus IV pursuant to one or more subsequent closings as they achieve commercial operation. With respect to both Locust Ridge and Aeolus IV, the investors purchased an interest in the related holding company for an up-front cash payment, which represents an amount projected to allow the investor to earn the agreed "targeted internal rate of return" at the end of the ten-year PTC period, based on the total anticipated benefit that such investor will receive over 10 years from operating cash flows, MACRS and the PTCs of the project. For Aeolus IV, additional up-front cash payments are expected to be made with respect to Top of Iowa II and MinnDakota at the closing(s) associated with those wind farms. Unlike the PAY-Go structure, under PAPS, all operating cash flow from electricity sales is allocated to us until we recover our investment, which is the balance in our capital account that remained after deducting the up-front investor payment. This "cash flip" is expected to occur approximately four years (in the case of Aeolus IV) to five years (in the case of Locust Ridge) from the initial closing date. Thereafter, all operating cash flow is allocated to the institutional investor until they receive the "targeted internal rate of return" (the "PAPS Flip Date"). All tax benefits accruing prior to the PAPS Flip Date, from MACRS and PTCs, are allocated to the institutional investor. After the investor has received its "targeted internal rate of return," it maintains a small minority interest for the duration of the partnership. We have retained a class of interests in both limited liability companies and will manage the wind farm assets on a day-to-day basis.

We anticipate that our ability to fully realize our investment objectives with respect to our wind farms under development in the United States will depend in part on the continued benefits of these structures. See "Risk Factors—Our profitability in each of the regional markets in which we operate is dependent on policies and regulatory frameworks that support renewable energy development."

FPL PPAs

FPL Energy Inc. owns the Stateline (300 MW), Highwinds (162 MW) and Pleasant Valley (144 MW) wind farms located in Washington, California and Wyoming. PPM Energy purchases all of the output from the 606 MW of installed capacity at these three wind farms under 25-year PPAs entered into in 2002 and 2003. The Stateline PPA has 19 years remaining on the contract and the Highwinds and Pleasant Valley PPAs each have 21 years remaining. The electricity purchased from FPL Energy, Inc. is sold to various off-takers in California, Washington, Oregon and Utah, together with capacity rights and environmental attributes, under long-term PPAs for terms ranging from 8-20 years. These contracts substantially correspond with the output from the 606 MW of installed capacity to which PPM Energy has rights. To the extent PPM Energy's obligations exceed this supply, PPM Energy purchases energy from the market.

Shaping and firming

PPM Energy has also entered into a number of shaping and firming agreements with utility offtakers on behalf of certain of the wind farm project companies owned by PPM Energy (such as Klondike II) and by Aeolus structures (such as Klondike III), for shaping and firming services. PPM Energy "shapes" the intermittent wind energy to deliver a consistent flow of energy and "firms" the fluctuations in generation, which result from varying weather patterns and other conditions, to deliver a predictable amount of electricity to the third party energy purchaser at specified delivery dates. PPM Energy fulfills a portion of the delivery obligations with market electricity purchases, and therefore performance with respect to the SP US Assets' wind activities is evaluated on a gross margin basis. See "SPHI Discussion and Analysis of Financial Condition and Results of Operations—Explanation of Income Statement Items and Adjusted Gross Margin." The duration of these agreements typically corresponds to the duration of the related power purchase agreement. See "Related Party Transactions."

Pipeline

As of September 30, 2007, we had 21,222 MW of wind pipeline projects in the United States, of which 992 MW (4.7%) are categorized as "highly confident" (approximately 95% probability of successful completion), 7,862 MW (37.0%) are categorized as "likely" (approximately 40-50% probability of successful completion) and 12,368 MW (58.3%) are categorized as "probable" (approximately 20% probability of successful completion). Of our pipeline projects categorized as "highly confident," 326 MW (32.9%) are under construction. Wind pipeline projects in the United States comprise approximately 52.6% of our pro forma total wind pipeline as of September 30, 2007.

United Kingdom

We became the largest onshore wind farm developer and operator in the United Kingdom as a result of the acquisition on October 3, 2007 of the SP UK Assets, which, we estimate, based on market data from the British Wind Energy Association, had approximately 17% of the U.K. wind energy generation market by installed capacity as of December 31, 2006. See "—Competition" and "Industry." Historically, our operations in the United Kingdom comprised entirely of the operations of the SP UK Assets. Prior to the Acquisition, we only had pipeline projects and development activities in the United Kingdom. As a result of the Acquisition, we added 372 MW of installed wind capacity as of September 30, 2007 on a pro forma basis to our portfolio. Our operations in the United Kingdom contributed 10.3% and 10.4% of our wind gross margin on a pro forma basis for the nine months ended September 30, 2007 and the year ended December 31, 2006, respectively, and 9.8% and 10.3% wind of EBITDA on a pro forma basis for the same periods. We also have a wind pipeline of 6,080 MW (including 208 MW of off-shore wind pipeline projects) in the United Kingdom as of September 30, 2007.

Market

In 2006, installed capacity in the United Kingdom increased by 36.7%, from 1,439 MW of cumulative installed wind capacity in 2005 to 1,967 MW in 2006, according to EER. The United Kingdom's target under the Renewable Energy Directive is to have 10.0% of its electricity generation from renewable sources by the end of 2010. This target is currently under review and may be revised pursuant to the recent Renewable Energy Directive to source 20% of its energy needs from renewable energy sources by 2020. EER expects that the U.K. will increase its cumulative installed wind capacity from 1,967 MW in 2006 to 11,967 MW by 2015, adding an average of 1,111 MW annually during the period. See "Industry—United Kingdom."

Wind farm developers in the United Kingdom benefit from national targets which require licensed suppliers of electricity to ensure that a certain percentage of energy provided to their customers are from designated eligible renewable resources. Developers generate revenue from the electricity sold and from the ROCs and the Levy Exemption Certificates ("LECs"). See "Regulatory—United Kingdom."

Installed capacity

As of September 30, 2007, we had 372 MW of pro forma installed wind capacity in the United Kingdom. We produced 608 GWh of electricity from wind energy during the nine months ended September 30, 2007 on a pro forma basis. The table below sets forth the historical evolution of our actual installed wind capacity, actual wind production and compound annual growth rate in the United Kingdom as of and for the years ended March 31, 2005, 2006 and 2007 and our pro forma installed wind capacity and pro forma wind production in the United Kingdom as of and for the nine months ended September 30, 2007.

	As of and for the year ended March 31,			CAGR(%)	Pro forma as of and for the nine months ended September 30,
United Kingdom	**2005**	**2006**	**2007**	**2005-2007**	**2007**
Installed wind capacity (MW)	158	271	345	47.8	372
Wind energy production (GWh)	440	587	855	39.4	608

We own and operate wind farms in England, Wales, Scotland, Northern Ireland and the Republic of Ireland. We are also developing offshore wind projects in contemplation of the UK government's proposed change to the Renewable Obligation to provide enhanced revenues for offshore wind. See "Regulatory—United Kingdom" and "—Offshore wind energy."

Pipeline

As of September 30, 2007, we had a 6,080 MW wind pipeline in the United Kingdom, of which 563 MW (9.3%) are categorized as "highly confident" (approximately 95% probability of successful completion), 823 MW (13.5%) are categorized as "likely" (approximately 40-50% probability of successful completion) and 4,694 MW (77.2%) are categorized as "probable" (approximately 20% probability of successful completion). Of our pipeline categorized as "highly confident", 359 MW (63.8%) are under construction. Wind pipeline projects in the United Kingdom comprise approximately 15.1% of our pro forma total wind pipeline as of September 30, 2007.

Rest of the World

In addition to our operations in Spain, the United States and the United Kingdom, from 2004 through to the date of this offering memorandum we established a presence in 16 other countries, including operations in Greece, Poland and France. We also have operating capacity in Germany, Portugal and Brazil and have local offices or development projects in Bulgaria, Canada, China, Cyprus, Estonia, Guatemala, Hungary, Italy, Mexico and Morocco. We are also evaluating markets and operations in many other countries. We have a presence in nine of the top ten countries designated as the most attractive for renewable energy investments according to the E&Y Index for the second quarter of 2007.

Currently we focus on expanding our operating presence in the most attractive markets with the highest growth potential and favorable regulatory frameworks, in particular Greece, France and Poland.

We have a wind pipeline of 7,245 MW in the Rest of the World as of September 30, 2007.

Market

According to EER total global installed wind capacity excluding Spain, the United States and the United Kingdom is anticipated to increase from 48,844 MW in 2006 to 172,099 MW by 2015.

Greece added 180 MW of wind capacity in 2006 to reach 745 MW as of December 31, 2006, according to EER. Greece's target under the Renewable Energy Directive is to generate 20.1% of electricity from renewable sources by 2010. According to EER, Greece is expected to have 3,175 MW of installed wind capacity by 2015.

France, the eighth largest European country in installed wind power in 2006, added 770 MW of capacity in 2006 to reach 1,480 MW of cumulative installed wind capacity as of December 31, 2006, according to EER. France has targeted generation of 21% of electricity from renewable sources by 2010. According to EER, France is expected to have approximately 11,760 MW of installed wind capacity by 2015.

Poland added 86 MW of wind capacity in 2006, more than doubling its installed capacity, to reach 153 MW December 31, 2006, according to EER. Poland's target under the energy act of April 2, 2004, which came into effect in January 2005, is to acquire 10.4% of its energy from renewable sources in 2010-2014. According to EER, Poland is expected to have approximately 2,653 MW of installed wind capacity by 2015.

Installed capacity

As of September 30, 2007, we had 547 MW of pro forma installed wind capacity in the Rest of the World which represents 7.8% of our pro forma total installed wind capacity. Our operations in the Rest of the World are primarily focused in Greece, France and Poland where we had pro forma installed wind capacity of 214 MW, 86 MW and 89 MW, respectively, as of September 30, 2007, which in aggregate represents approximately 71.1% of our pro forma installed wind capacity in the Rest of the World. We produced 733 GWh of electricity from wind energy in the Rest of the World during the nine months ended September 30, 2007 on a pro forma basis. The table below sets forth the historical evolution of our actual installed wind capacity and compound annual growth rate in the Rest of the World as of and for the years ended December 31, 2004, 2005 and 2006 and our pro forma installed wind capacity in the Rest of the World as of and for the nine months ended September 30, 2007.

	As of and for the year ended December 31,			CAGR (%)	Pro forma as of and for the nine months ended
Rest of the World	**2004**	**2005**	**2006**	**(2005-2006)**	**September 30,**
Installed wind capacity (MW)	0	236	414	75.4%	547

Pipeline

As of September 30, 2007, we had a 7,245 MW wind pipeline in the Rest of the World, of which 620 MW (8.6%) are categorized as "highly confident" (approximately 95% probability of successful completion), 1,799 MW (24.8%) are categorized as "likely" (approximately 40-50% probability of successful completion) and 4,827 MW (66.6%) are categorized as "probable" (approximately 20% probability of successful completion). Of our pipeline categorized as highly confident, 233 MW (37.6%) are under construction. Wind pipeline projects in the Rest of the World comprise approximately 18.0% of our pro forma total wind pipeline as of September 30, 2007.

As of September 30, 2007, we had 47 MW, 75 MW and 39 MW of wind pipeline projects under construction in Greece, France and Poland, respectively.

Offshore wind energy

The development of offshore wind projects has evolved more slowly than onshore projects due to higher operation and maintenance costs, larger required capital expenditures and larger minimum investment sizes required to compensate for the larger investment costs. However, offshore wind energy technology continues to mature and according to EER the European offshore wind market should continue to grow in 2009, when large-scale projects are scheduled to be completed in the United Kingdom, Germany and Sweden thereby establishing a higher volume market, and the global offshore wind market is expected to reach 13,977 MW by 2015. We have a dedicated team working to develop offshore projects and as of September 30, 2007 had a 332 MW pipeline which includes 208 MW for two planned offshore wind farms in the United Kingdom and 124 MW in the Rest of the World.

Competition

Our principal competitors globally include FPL Energy, Inc., Acciona, S.A., Babcock & Brown Wind Partners, Endesa, S.A. and EDP, S.A. See "Industry." Competition in this sector occurs primarily during the development phase, specifically in the identification and procurement of suitable sites with high wind resource availability, grid connection capacity and land availability. In certain jurisdictions, depending on the regulatory framework, we may also face competition for off-takers.

Customers

Customers of electricity production vary by jurisdiction depending on the regulatory framework in place and the electricity market structure and rules.

In Spain, regulation for renewable energy sources provides that production from renewable energy sources benefits from priority access to the grid and guaranteed sale. Royal Decree 661/2007 provides that all producers that have chosen to sell at the fixed tariff must make their offers of sale to the electricity market (the "pool market"), in accordance with the current market rules, receiving the resulting matching price. Those choosing to use the market option may do so using any of the market mechanisms available (including the "pool market," bilateral contracts and auctions). The *Comisión Nacional de Energía* ("CNE") will, in the case of the fixed tariff option, settle the difference between the price received and the regulated rate, and in the case of the market option will pay the corresponding premium taking into account the cap and floor system. See "Regulatory."

In the United States, we have sold approximately 94% wind plant output (including electricity and renewable energy credits) to offtakers under long-term PPAs, which has enabled us to limit our exposure to changes in market conditions. Our U.S. customers are primarily large investor owned and public utilities.

In the United Kingdom, prior to the Acquisition, the SP UK Assets sold the majority of the production from wind farms which were eligible to receive ROCs to ScottishPower Energy Retail Ltd. Going forward we anticipate selling all of the electricity produced by certain of our U.K. wind farms, as well as the majority of ROCs and LECs earned by the facilities under PPAs, including third party PPAs and a PPA with ScottishPower Energy Retail Ltd.

Suppliers

Turbines are the primary wind farm operating equipment. Turbine costs represent between 70% and 80% of wind farm investment costs. There are a limited number of turbine suppliers and current demand worldwide for turbines exceeds production capacity. See "Risk Factors—Our growth plan is dependent on the availability of equipment." According to BTM the largest turbine suppliers in 2006 were Vestas Wind Systems A/S ("Vestas"), Gamesa Eólica and GE Wind with 28.2%, 15.6% and 15.5%, respectively, of the global turbine market. During 2006, Vestas, Gamesa Eólica and GE Wind supplied turbines worldwide with aggregate capacities of 4,239 MW, 2,346 MW and 2,326 MW, respectively.

Our turbine supply strategy is largely based on establishing framework agreements and developing strong relationships with leading turbine suppliers to secure our supply needs and to allow us access to key manufacturers and the latest technical features, including customized turbine models which will contribute to optimizing our operational and maintenance efficiencies. In order to ensure that our future equipment supply and key service needs are met, we attempt to diversify our supplies, including, by periodically issuing requests for proposals with respect to framework and other supply agreements. As of September 30, 2007, Gamesa Eólica supplied us with turbines for 3,718 MW (58.1%) of our pro forma installed wind capacity, followed by GE Wind, Siemens and Vestas-American Wind Technology, Inc. which supplied us turbines for 1,630 MW (25.5%), 473 MW (7.4%) and 389 MW (6.1%), respectively, of our pro forma installed wind capacity not including 606 MW contracted to a third party.

Pursuant to current outstanding agreements, our largest supplier is Gamesa Eólica which has committed to sell us 2,700 MW of turbines through 2009, with a possible extension to 2011, under a framework agreement entered into on October 19, 2006. See "Related Party Transactions." We have expanded and diversified our supplier base and as of September 30, 2007, we also have contracted turbines for our development needs with Suzlon, which has committed to sell us 700 MW of turbines from 2008 to 2010, Mitsubishi, which has committed to sell us 405 MW of turbines from 2008 to 2009 and GE Wind, which has committed to sell us 225 MW of turbines from 2008 to 2009. Additionally, we have signed contracts for specific projects which also include other suppliers (such as Siemens, Fuhrländer, Ecotècnia, Repower, Vestas, Nordex and Acciona). In particular, Siemens has committed to supply 322 MW for a specific project in the United Kingdom. Currently, our executed agreements cover approximately two-thirds of our Development Plan until 2010. We centrally allocate the turbines for our various projects in an effort to minimize our dependence on any one supplier for our turbine needs.

Our contracts with turbine suppliers usually cover the production, transport, erection and commissioning phases and includes a guarantee period of typically two years, unless otherwise negotiated. At times, the operations and maintenance requirements during the guarantee period in the agreements are also contracted with the supplier. Other important suppliers include the engineering and construction companies that are contracted during the development and installation phases to perform civil engineering and electrical work for the wind farm as well as the required infrastructures. See "Related Party Transactions."

Mini-hydro

Market

As of December 31, 2006, the renewable energy market in Spain included 1,811 MW of mini-hydro capacity (for mini-hydro plants of less than 10 MW), according to the Draft Planning Report. The PER targets 2,199 MW of cumulative installed mini-hydro capacity (for mini-hydro plants of less than 10 MW) by 2010. This target is currently being revised in order to fulfill the European target of generating 20% of energy from renewable sources by 2020. Estimates considered in the Draft Planning Report by the Secretary General of Energy within the Ministry of Industry, Tourism and Trade established a mini-hydro capacity of 2,450 MW by 2016. See "Industry—Spain."

Installed capacity

Together with Iberdrola, S.A., we have over 100 years of experience in mini-hydro development and operation. As of September 30, 2007, we had 342 MW of mini-hydro capacity in Spain. Mini-hydro represents 4.7% of our pro forma total installed renewable capacity as of September 30, 2007. We benefit from long-term mini-hydro facility concessions, 93% of which expire after 2021 and over 60% of which expire after 2060.

Mini-hydro power plants in Spain are regulated under the Ordinary Regime or the Special Regime, depending on the date the facility was placed into operation. As of September 30, 2007, 39% of our mini-hydro facilities are regulated under the Special Regime and 61% of our facilities are regulated under the Ordinary Regime. As required by the CNE, we are currently in the process of closing 18 MW of obsolete mini-hydro facilities that will reduce our percentage of mini-hydro capacity operating under the Ordinary Regime once governmental approval is obtained. See "Regulatory—Mini-hydro."

Pipeline

As of September 30, 2007, we had a mini-hydro pipeline of 285 MW, of which 127 MW (44.6%) are "likely" (approximately 40-50% probability of successful completion) and 158 MW (55.4%) are "probable" projects (approximately 20% probability of successful completion). All of our pipeline designated as "likely" is in Spain while 70 MW of "probable" pipeline is in Spain with an additional 88 MW of "probable" pipeline in the

Rest of the World. All of our pipeline and future mini-hydro facilities in Spain will be subject to the Special Regime. The following table sets forth our installed mini-hydro capacity and pipeline as of September 30, 2007.

	As of September 30, 2007				
		Pipeline			
Mini-hydro	Installed capacity	Pipeline	Highly confident[1]	Likely[2]	Probable[3]
			(in MW)		
Spain	342	197	—	127	70
Rest of the world	—	88	—	—	88
Total	342	285	—	127	158

(1) Approximately 95% probability of successful completion.

(2) Approximately 40-50% probability of successful completion.

(3) Approximately 20% probability of successful completion.

Other Renewable Technologies

As of September 30, 2007 we had 0.3 MW of solar photovoltaic installed capacity and we had an aggregate pipeline from other renewable energy sources other than wind and mini-hydro of 643 MW of which 52 MW are under construction. We intend to continue to expand our market presence in the following renewable energy sectors: solar thermal, solar photovoltaic, biomass and wave energy. See "Industry" and "—Research and Development."

We have an active presence in these technologies that we believe have a high capacity for growth. In addition to the foregoing, we are engaged in preliminary research and development of other renewable energy technologies and actively monitor developing technology in the industry. We research and consider all economically viable and sustainable renewable technologies for inclusion in our renewable generation portfolio in order to maximize production value. We focus on the most profitable technologies for renewable production and monitor developments in other technologies in order to enable us to selectively complement our production. See "—Research and Development."

Market

Our solar thermal, solar photovoltaic and biomass activities are mostly developed in Spain. We are developing wave energy projects in Spain and the United Kingdom.

The following table sets forth the PER targets for 2010 and the estimates considered by the Secretary General of Energy within the Ministry of Industry, Tourism and Trade, in the Draft Planning Report for solar and biomass generation in the Spanish market.

Spanish market capacity	2010[1]	2016[2][3]
	(in MW)	
Solar	900	2,000[5]
Solar thermal	500	—
Solar photovoltaic	400[4]	—
Biomass	1,317	2,770

(1) PER targets.

(2) Draft Planning Report estimates.

(3) Estimates calculated based on demand at the high point of winter.

(4) In September 2007, the Spanish Ministry of Industry, Tourism and Commerce announced that Spain has reached 85% of the target established in the RD 661/2007, and a new royal decree regarding solar photovoltaic is currently under consideration.

(5) Estimate for combined solar thermal and solar photovoltaic production.

Pipeline

As of September 30, 2007 we had 603 MW of solar thermal and 11 MW of solar photovoltaic pipeline projects in Spain. We also had 25 MW of biomass and 4 MW of wave energy pipeline projects. Of these projects a 50 MW solar thermal facility and a 2 MW biomass facility are under construction.

The following table sets forth our installed capacity and pipeline of our other renewable energy projects by technology as of September 30, 2007.

	As of September 30, 2007		
Other renewable technologies	Installed capacity	Under construction	Pipeline(1)
		(in MW)	
Solar thermal	—	50	603
Solar photovoltaic	0.3	—	11
Biomass	—	2	25
Wave energy	—	—	4
Total	0.3	52	643

(1) Includes MW under construction.

Operational Model

We operate our facilities using the same model and general management philosophy that our primary shareholder, Iberdrola, S.A., has been successfully implementing for more than 100 years in the operation of various generation plants, taking into account the distinctions among renewable generation technologies. The ultimate goal of our operational model is to maximize revenues, efficiency and profitability. The main principles driving the operating model are: (1) personnel and installation safety, (2) respect for the environment and (3) economic efficiency of assets. With respect to the economic efficiency of our assets, the operational model is designed to maximize availability of resources (energy production and asset life), optimize integration of renewable energy within the grid while managing operating costs and controlling expense variables and optimize maintenance and performance of technology and has contributed to stable EBITDA margins of approximately 80% from 2004 through 2006. We apply this model to our renewable energy technologies across all geographies and we are in the process of implementing the operational model with respect to the ScottishPower Assets.

The main pillars of our operational model to achieve economic efficiency of our assets are:

- *Maximizing availability of our facilities.* We seek to maximize the availability of equipment in our generation plants (including wind turbines, electrical systems, etc.), which is one of the key factors affecting production, especially as the source of energy used (wind, water or sun) cannot be stored or administered.

- *Optimizing maintenance to sustain and improve technology performance.* We aim to maintain and improve yield throughout the useful life of our facilities using maintenance optimization by monitoring and developing the technology and the operating processes and maintenance specific to those technologies. This knowledge allows us to establish best practices in preventive maintenance, independent of the maintenance provider, to improve the reliability of our machines in order to minimize repairs or corrections, to control the evolution of production, to detect decreases in yield, to manage useful life and to propose design improvements for future farms. Similarly, we decide which tasks to subcontract and which to perform internally.

- *Optimizing integration of renewable energy with the electricity system.* We attempt to contribute to the stability of the electricity grid and to minimize integration problems caused by the variability of production which results from the irregular availability of wind. Additionally, we attempt to achieve better integration into the electricity market and operate under requirements equivalent to conventional energy sources.

Our in-house engineers and technical personnel, who analyze and evaluate project development studies and operating results, enable operational efficiency and rapid implementation of technical and organizational measures. As of September 30, 2007, approximately 42% of our employees (634 employees) were engaged in operational activities, segmented into three functional levels and teams: operating and maintenance, operations centre (CORE) and technical services.

First level: Operation and maintenance

The first level O&M team is responsible for top-level supervision, exercising physical control and maintenance of our facilities. This team performs detailed maintenance planning to reduce downtime, and thereby increase production. The assets are operated locally, and experience acquired during operations is collected. Through analysis and systematization of the experience obtained from ongoing operations, the O&M team draws conclusions in order to improve and redesign, if applicable, the operations and maintenance processes, and specify the technical requirements for purchase of equipment and systems for future projects.

Second level: Centro de Operación de Renovables

The Centro de Operación de Renovables (CORE) is connected to the local control and information system at each renewable facility and collects operating data from the generators and corresponding electricity substation. The system collects and organizes information in real time, enabling breakdowns and stoppages to be detected rapidly and analyzed remotely, further reducing production downtime.

Since October 2005, the system operator (*Red Eléctrica de España*) has required that all wind producers in Spain have a control center in order to be able to comply in real time with potential production control orders. Pursuant to Royal Decree 661, operators that fail to maintain a control center do not receive the feed-in tariff or premium, as applicable. In addition, the renewables operations centre is responsible for interfacing with the system operator control centre (*Centro de Control del Operador del Sistema*), and for responding to and complying with energy supply instructions received from the system operator.

Third level: Technical services

The technical services level includes a team which analyzes results (evaluating shortfalls in energy production and other management indicators), proposes corrective measures, processes operating data, controls production and invoicing (controlling functioning of the measurement equipment) and manages the operating systems (prediction, maintenance management, environmental management).

Support systems to the operational model

The following are support systems that we have developed internally for our operational model.

Centro de Operación de Renovables—CORE

Our real time operation center, CORE, located in Toledo, Spain, is a pioneering initiative in the renewable energy sector, which uses leading technology to remotely operate and monitor our renewable energy generation facilities 24 hours a day, 365 days a year. The CORE system became operational in July 2003, and was created to optimize the technical management of and the economic returns from our facilities by enhancing efficiency and reducing costs. CORE is also used to minimize the impact of supply variability to the electricity transmission network. Using CORE, we are able to detect outages and incidents, make a preliminary remote diagnosis of problems, restore service by remote control, exchange information with other energy control centers, predict wind power generation and control all of our wind turbine technology and perform numerous other activities.

CORE is connected to the local control and information system at each renewable facility that collects operating data from the generators and corresponding electricity substation. The system collects and organizes information in real time and forwards it to the operators in both a continuous and a detailed form. The continuous information comprises information about alarms, measurements and critical power meters, while the detailed levels provides information on all the signals emitted by a specific turbine at the request of an operator. This process enables breakdowns and stoppages to be detected rapidly and analyzed remotely, which reduces production downtime.

Our United States wind farms are operated from a central operations center located in Portland, Oregon. Our U.S. operations center is operated in a manner similar to that of our CORE and related support systems in Spain, but presently utilizes a different software platform.

DOMINA— integrated renewable energy generation facility management

DOMINA is a SAP-based maintenance management system used to streamline maintenance processes and standardize information and procedures for application across all of our assets. The principal objective of this system is to have a universal management program for our wind farms and mini-hydro plants to achieve asset control, technological know-how, maintenance control, information for making appropriate O&M decisions and feedback of operational experience. DOMINA is used to optimize asset performance and extend asset life in order to maximize the economic performance of our renewable plants.

The collection and analysis of operating data through the DOMINA project facilitates design selection, identification of equipment weaknesses and probable causes of failure, preventive maintenance requirements and use of the appropriate maintenance logistics.

METEOFLOW—wind farm production prediction system

We developed the METEOFLOW system in response to the need to predict production requirements to participate in the electricity spot market. Additionally, production prediction has been a regulatory requirement in Spain since January 1, 2006 and we use METEOFLOW to predict electricity output. METEOFLOW is equipped to operate in any of the jurisdictions in which we are currently present.

The components of METEOFLOW include a short-term predictive wind modeling system at the wind farms, a calculation module that relates the estimated wind speed to production, and a module that implements specific adjustments for each wind farm.

Non-Renewable Energy Businesses

We also have operations in non-renewable energy business in the United States, primarily gas storage, energy management and thermal energy facilities, which for the nine months ended September 30, 2007 and the year ended December 31, 2006 were 15.5% and 17.2% of our pro forma gross margin, respectively, and 11.5% and 14.2% of our pro forma EBITDA, respectively. Prior to the Acquisition, we did not operate any gas storage, energy management or thermal energy facilities, and these businesses were operated by subsidiaries of SPHI in the United States.

The following table sets forth the contribution of our gas, thermal, and energy management businesses to total gross margin and EBITDA on a pro forma basis for the year ended December 31, 2006 and for the nine months ended September 30, 2007.

	Pro forma for the nine months ended September 30, 2007				Pro forma for the year ended December 31, 2006			
Business Segment	Gross margin	% of pro forma Gross margin	EBITDA	% of EBITDA	Gross margin	% of pro forma Gross margin	EBITDA	% of EBITDA
Gas[1]	28.8	3.6%	13.7	2.4%	51.4	4.6%	33.2	3.9%
Thermal	52.0	6.5%	40.8	7.2%	62.6	5.6%	50.0	5.9%
Energy management	43.6	5.4%	10.3	1.8%	78.8	7.0%	36.4	4.3%
Total non renewables	124.4	15.5%	64.8	11.5%	192.8	17.2%	119.6	14.2%

(1) Enstor business segment

Market

Based on 2005 figures, the total U.S. power generation base was 900 GW, of which 350 GW (39%) was non-utility owned generation ("NUG"). In the Western U.S. (i.e., the U.S. portion of the Western Electricity Coordinating Council ("WECC") region), the generation base was 160 GW, of which 54 GW (34%) was NUG. Nearly 55% of NUG was natural gas-fired in the entire U.S. and 75% of NUG was gas-fired in the Western U.S. PPM Energy's 537 MW of thermal generation, or gas-fired resources, are all located in the Western U.S. According to the U.S. Department of Energy, the U.S. natural gas market constitutes the largest national gas market in the world, consuming 22.2 tcf (630 bcm) in 2005, representing approximately 21.5% of global dry gas consumption in that year.

Enstor

Our gas storage operations contributed 3.6% and 4.6% of our pro forma gross margin for the nine months ended September 30, 2007 and the year ended December 31, 2006, respectively, and 2.4% and 3.9% of our pro forma EBITDA for the same periods.

Enstor Operating Company, LLC and its affiliates ("Enstor"), all of which are wholly owned by SPHI, together comprise one of the leading independent providers of storage and storage-related hub services in the U.S. As of September 30, 2007, Enstor owned and operated 0.76 bcm of working gas storage capacity, which represents approximately 5.4% of the U.S. independent gas storage market. See "Industry" and "—Competition." Enstor Katy Storage and Transportation, L.P. ("Enstor Katy") owns and operates the Enstor Katy storage facility located in south Texas. Enstor Grama Ridge Storage and Transportation, LLC ("Enstor Grama") owns and operates the Enstor Grama storage facility located in eastern New Mexico, near the Waha natural gas transportation hub in west Texas. The Enstor Katy and Enstor Grama storage facilities were both constructed out of depleted natural gas reservoirs. See "—Gas storage facilities."

Enstor plans to continue growing its natural gas storage business in accordance with the Framework Agreement. See "Related Parties—Iberdrola, S.A.—Framework Agreement." Enstor has 0.76 bcm in various stages of development, including an 0.04 bcm expansion of the Grama facility. Enstor Waha Storage and Transportation, L.P. ("Enstor Waha") is currently constructing a storage facility that is designed to provide another 0.27 bcm in working gas storage capacity. The Enstor Waha storage facility will be strategically located near a major trading hub in West Texas with access to several natural gas pipelines. Expected to offer high deliverability because of the utilization of Permian (Ochoan) bedded salt for cavern construction, the Enstor Waha storage facility will allow customers the flexibility to handle daily, monthly and seasonal peaking requirements, pipeline balancing needs, and operational load requirements. Enstor expects that construction of the Enstor Waha storage facility will take place in several phases, with the initial 0.13 bcm of working gas storage capacity to be completed and placed in service in 2009. When fully developed according to current permitting, the Enstor Waha storage facility is anticipated to facilitate a peak deliverability of 0.02 bcm per day, based on the established operating pressure ranges of the receiving/delivering pipelines. The Enstor Waha storage facility is the subject of legal proceedings challenging certain of its development activities, which may result in completion delays. See "—Legal Matters."

Enstor Houston Hub Storage and Transportation, L.P. ("Enstor Houston Hub") is also pursuing a gas storage project. The Enstor Houston Hub storage facility, which will be located near Houston, Texas, will provide customers with access to interstate gas pipelines and will be fully subject to the U.S. federal laws and regulations. See "Regulatory—U.S. Gas Industry Regulation." Designed to provide 0.45 bcm of working gas storage capacity, the Enstor Houston Hub storage facility is planned to be a high-deliverability, multi-cycle domal salt storage facility that will serve the growing demand for storage and hub services in the Texas Gulf Coast region. To also serve the growing demand for customized market-responsive pricing for storage and hub services, Enstor intends to seek approval to charge market-based rates at the Enstor Houston Hub storage facility. Enstor expects that construction of the Enstor Houston Hub storage facility will take place in several phases, with the initial 0.23 bcm of working gas storage capacity to be completed and placed into service in 2009. Enstor has requested regulatory approval such that when fully developed, the Enstor Houston Hub storage facility is anticipated to facilitate a peak deliverability of 0.01-0.02 bcm per day based on the established operating pressure ranges of the receiving/delivering pipelines. Enstor's application to develop the facility is currently pending before the Federal Energy Regulatory Commission (" FERC").

Enstor also owns 100% of the membership interests in eight other limited liability companies which were formed to develop and/or acquire natural gas storage facilities and, when the opportunity arises, will consider the possibility of developing greenfield facilities or acquiring existing facilities (whether in development or already in operation). Enstor has a number of projects in the early stages of development and considers potential acquisitions of development projects and operating facilities as and when the opportunity arises. On December 10, 2007, Enstor signed a purchase agreement to acquire companies that own a gas storage facility in the United States for approximately $164 million, subject to adjustment according to certain circumstances set out in the agreement. The transaction is subject to certain customary closing conditions. The operational 0.22 bcm facility is located in Lamar County, Alabama. See "SPHI Discussion and Analysis of Financial Condition and Result of Operations—Recent Developments."

Intrastate and interstate pipeline connections

The Enstor Katy facility and the Enstor Grama facility each interconnect with both interstate pipelines and intrastate pipelines. Storage and storage-related hub services provided in interstate commerce are regulated by FERC and, to maintain compliance with such regulations, Enstor Katy and Enstor Grama each sought and received authorization from FERC to provide their interstate services under Section 311 of the Natural Gas Policy Act ("NGPA"). Enstor Katy and Enstor Grama were authorized by FERC, in 2004 and 2005, respectively, to offer their services at market-based rates. See "Regulatory—United States."

It is anticipated that the Enstor Waha facility initially will interconnect with only intrastate pipelines and, therefore, will be subject to commercial, as well as operational, regulation by only the Texas Railroad Commission. However, the Enstor Waha facility will potentially become interconnected with one or more interstate pipelines, in which case Enstor Waha anticipates that it will seek authorization from FERC to provide interstate storage and storage-related services under NGPA Section 311. The Enstor Houston Hub facility will have only interstate pipeline interconnections and, therefore, will be fully regulated by FERC under the Natural Gas Act ("NGA"). See "Regulatory—United States."

Gas storage facilities

The Enstor Katy and Enstor Grama storage facilities were constructed from depleted natural gas reservoirs. The Enstor Waha facility and the Enstor Houston Hub facility are designed to be constructed from leached salt formations. Depleted natural gas reservoirs and leached salt formations, together with aquifer reservoirs, are the three most common underground formations used for natural gas storage. Each gas storage formation, regardless of type, uses the same fundamental mechanical principles—gas storage facilities admit natural gas from surface level pipelines and, using compressors, inject the gas through wells drilled into the storage formation. Each storage facility has a minimum operating pressure, which depends on the particular characteristics of that facility, and must be filled with a certain quantity of gas, called "pad gas," to maintain minimum operating pressure. The gas quantity in excess of the pad gas is called the "working gas." Working gas is injected into, and withdrawn from, storage as required by customers through injection and withdrawal wells. Injection activities at the Enstor Katy and Enstor Grama storage facilities are regulated at the state level.

Depleted gas reservoirs are naturally existing containment reservoirs into which gas can be injected for storage. Leached salt storage facilities require construction activity to create the gas storage containment reservoir. The containment reservoir in a leached salt facility is created by drilling a well into the salt mass and injecting low saline concentration water to dissolve the salt; the resulting high saline concentration water ("brine") must then be disposed of through nearby injection wells or be hauled away from the facility. Leached salt reservoirs require less pad gas and permit more efficient injection and withdrawal than depleted reservoirs or aquifer reservoirs. The use of more efficient leached salt reservoirs is particularly beneficial during unexpected short-term demand surges and reduces the per-unit cost of gas injected and withdrawn.

Firm storage contracts

Enstor's customers utilize these services for seasonal, cyclical and/or short-term storage of natural gas and management of natural gas supplies. For example, during a season of relatively low demand for natural gas, natural gas producers may wish to store their natural gas for a number of months on the expectation that demand and price for natural gas will be greater in a future season. Other customers, such as electric power generators, may wish to purchase natural gas and store it on a long-term basis for future use, on the expectation that prices will continue to rise from year to year.

Hub services contracts

Enstor's natural gas storage facilities also offer storage-related hub services, such as parking and loaning services, that are, similar to firm storage service, designed to help customers manage their natural gas supplies, as well as help such customers take advantage of, or protect against, wide seasonal price variations. Under a parking contract, the Enstor storage facility will allow a customer to "park" their gas in the storage facility for an agreed upon period of time. Under a loaning contract, the Enstor facility will loan gas from the storage facility to a customer. The terms of such agreements provide for one party to initially deliver a quantity of gas to the other party, and for the other party to return the same volume of gas at a later date, with fixed delivery and redelivery dates and rates.

Seasonal spreads

A large portion of the financial success of Enstor's natural gas storage business is dependent on seasonal spreads between warm and cold months and on the level of volatility in gas prices. In general, greater volatility and greater spreads in gas prices lead to increased demand for gas storage and storage-related hub services. This is because storage customers will typically seek, in the case of greater price volatility, to use gas storage services to even out their gas supply to create insulation from such volatility, and in the case of greater price spreads, to take advantage of, or protect against, such price volatility. For the same reason, lower volatility and smaller gas price spreads lead to lower demand for gas storage and storage-related hub services.

Low credit risk exposure

Enstor's customers retain title to the gas that Enstor stores on the customers' behalf; however, Enstor typically retains a warehouse's lien and/or a security interest in the customers' gas in its possession as security against non-payment for services rendered. Enstor is, therefore, able to use its position as the bailee of the stored gas as a means of security against credit risk. Also, each customer to whom Enstor agrees to loan gas must satisfy Enstor's credit requirements before a loan is transacted. Depending on the credit profile of the customer, such credit requirements could entail the customer providing a form of credit support, such as a letter of credit or a parental guarantee. Enstor's credit department functions independently of its commercial marketing department. We believe that Enstor's ability to claim a warehouse's lien and/or security interest in a customer's stored gas, as well as its ability to refuse loan service until a customer satisfies its credit requirements, minimizes Enstor's exposure to credit risk.

Thermal

We have interests in three thermal generation facilities in the western United States, all through PPM Energy, with 537 MW of installed thermal capacity as of September 30, 2007 (including 237 MW Thermal PPA, as defined below). Our thermal operations contributed 6.5% and 5.6% of our pro forma gross margin for the nine months ended September 30, 2007 and the year ended December 31, 2006, respectively and 7.2% and 5.9% of our pro forma EBITDA for the same periods.

PPM Energy owns 806 MW of thermal capacity comprised of a 100 MW peaking unit located in Klamath Falls, Oregon, a 200 MW simple cycle facility in West Valley, Utah and the 506 MW Klamath Cogeneration Facility. On September 11, 2007, PPM Energy entered into an agreement to acquire from the City of Klamath Falls (the "City of Klamath"), the 506 MW Klamath Cogeneration Facility and the associated off-take agreements, for approximately $286 million (the "Klamath Acquisition"). The transaction closed on November 30, 2007 upon the receipt of the requisite regulatory consents and approvals. Under the asset purchase agreement, the 237 MW Thermal PPA and certain asset management agreements with the City of Klamath, described below, were cancelled. See "SPHI Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments."

The long-term lease referred to above entitled PPM Energy to tolling rights for 237 MW (46.9%) of the output of the Klamath Cogeneration Facility until 2031. Terms of the arrangement provided for PPM Energy to pay monthly demand charges based on its share of the debt service on the plant plus a proportionate share (i.e., 46.9%) of operating costs and major maintenance reserves. Under long-term tolling agreements, which expire from 2010-2012, the capacity is leased at fixed rates ranging from $8-$17 per kW-month to major customers in California and the Pacific Northwest under long-term tolling agreements, with production costs, including fuel, transport, transmission, operation and maintenance and ancillary services costs, passed directly through to the lessor. The tolling agreements are designed to recover the cost of production including fuel, transport, transmission, O&M and ancillary services. From 2001 until November 30, 2007, when PPM Energy completed the purchase of the Klamath Cogeneration Facility, PPM Energy operated the plant under an operating and maintenance contract with the City of Klamath.

Prior to the purchase of the Klamath Cogeneration Facility, PPM Energy, through asset management agreements with the City of Klamath, fuelled, managed, dispatched and brokered the City of Klamath's share (53.1%) of the output of the Klamath Cogeneration Facility. PPM Energy was reimbursed primarily on a fixed fee basis with incentive payments for various performance benchmarks. In addition, the SP US Assets provided credit support with respect to a portion of the outstanding bonds.

The 200 MW simple cycle facility in West Valley, Utah is leased to MidAmerican Energy Holdings Company through May 2008 for $10 million annually plus property taxes. The lease arrangement provides for the lessee to have full control and responsibility for the facility in exchange for a monthly rental fee. PPM Energy accounted for this agreement as an operating lease. We anticipate that following the expiration of the lease with MidAmerican Energy Holdings Company, this West Valley facility will likely be sold to an independent third party.

Energy management

Our energy management operations contributed 5.4% and 7.0% of our pro forma gross margin for the nine months ended September 30, 2007, and the year ended December 31, 2006, respectively, and 1.8% and 4.3% of our pro forma EBITDA for the same periods.

Our energy management business operates entirely through PPM Energy. PPM Energy conducts firm storage, structured transport and marketing activities for natural gas and proprietary trading activities for gas and electricity transactions in North America. PPM Energy's energy management business seeks to exploit marketing, trading and arbitrage opportunities existing in the natural gas and electricity markets that are enhanced by the control and optimization of related physical assets (including contracted gas storage and pipeline capacity). PPM Energy's energy management business competes on the basis of its ability to aggregate competitively priced supplies from a variety of sources and locations and to utilize transportation assets efficiently. PPM Energy's energy management operations provide PPM Energy with national market access, market infrastructure and intelligence, risk-management and arbitrage opportunities relating to other of the SP US Assets and fuel management expertise for the SP US Assets' thermal operations.

PPM Energy monitors its exposure to market risk as a result of its energy management activities using a number of quantitative tools. The most important of these tools is a set of risk limits based on a summary measure of market risk exposure, referred to as "value at risk." Value at risk is a measure of the potential loss of value associated with changing commodity prices on open commodity positions, measured over the succeeding 24 months at a 99% confidence level.

Gas commodity trading, hedging and storage agreements typically require PPM Energy to provide margin payments against exposure to third parties and to take credit exposure risk from third parties. PPM Energy typically provides a guarantee to cover margin obligations and requires a parent guarantee, letter of credit, or cash to cover its third party exposure. See "Risk Factors—We rely on credit and liquidity guarantees in order to conduct business in the United States."

Firm storage

PPM Energy's energy management firm storage operations involve contracts for the right to store natural gas in storage facilities owned by third parties, or its affiliate, Enstor. See "—Enstor." As of September 30, 2007, PPM Energy has approximately 1.21 bcm of contractual rights for gas storage facilities in the United States. As with Enstor's owned gas storage business, the financial success of PPM Energy's energy management storage transactions is dependent on seasonal spreads between warm and cold months and gas price volatility. In general, greater volatility and greater spreads in gas prices lead to increased demand for gas storage services and to higher revenues for this business, whereas lower volatility and smaller spreads lead to lower demand for the gas storage business and correspondingly to lower revenues. See "—Enstor." The costs of storage facilities have traditionally been less than would be required to construct a pipeline system with capacity to meet peak demand in all areas.

Structured transport

PPM Energy's merchant structured transport operations involve contracts for the right to transport natural gas in pipelines owned by third parties. In the United States, areas of high production of natural gas (i.e. Texas, Louisiana, New Mexico and Oklahoma) are geographically separated from areas of high demand (i.e. California, Illinois, Michigan and New York). Thus, underground storage facilities, together with excess pipeline capacity are utilized to maintain ready supply to meet needs in various geographic regions during times of peak demand.

The transportation of natural gas on FERC-regulated pipelines requires PPM Energy to execute standard pipeline tariff agreements. PPM Energy has credit obligations and is exposed to fixed pipeline demand charges under these tariff agreements. See "Regulatory—United States."

Proprietary trading

PPM Energy enters into gas and electricity commodity transactions with a variety of market participants including other gas and electricity merchants, gas and electricity producers, and gas and electricity distribution companies. These transactions typically involve small, short-term quantities at either fixed or floating prices and are usually documented under natural gas commodity trading standard form agreements, such as the National Association Energy Standards Board Agreement. The purchase and sale agreements may, from time to time, be structured as either call options with PPM Energy paying a premium for the right, but not the obligation, to call upon a third party for delivery of physical gas at a fixed price, or put options with PPM Energy paying a premium for the right, but not the obligation, to sell physical gas to a third party at a fixed price. Such transactions are primarily entered into in or to (a) gain market knowledge, (b) transact hedging positions and (c) take directional positions within conservative risk limits. The gas merchant business exposes PPM Energy to price volatility with respect to its purchases and sales of natural gas. PPM Energy manages this exposure with commodity price swap agreements entered into pursuant to standard over the counter International Swap Dealers Association agreements with a variety of banks and other hedge counterparties.

Customers

Enstor's customers include a diversified mix of natural gas producers, financial institutions, energy marketers, utilities, electric power generators and natural gas pipeline companies. In the year ended March 31, 2007, two unaffiliated customers, J. Aron & Company and ChevronTexaco Natural Gas, a division of Chevron U.S.A. Inc., accounted for 27% and 18%, respectively, of Enstor's revenues during this period. PPM Energy accounted for 14% of Enstor's revenues during this period. No other single customer accounted for more than 10% of Enstor's revenues. Although its operating facilities are located in Texas and New Mexico, Enstor's facilities provide services to customers moving natural gas into and out of the Northeast, Midwest, Texas and Gulf Coast areas of the United States. See "—Energy management."

PPM Energy's management customers include a diversified mix of energy marketers, producers, end users, local distribution companies, electric distribution companies and electrical generation companies.

PPM Energy's major thermal energy customers are located in California and the Pacific Northwest. The Klamath Acquisition, which received government approval on November 30, 2007, includes two off-take agreements with the Sacramento Municipal Utility District for 80 MW of capacity and a steam sale contract. The off-take agreements include a 50 MW tolling agreement with a 25 MW minimum off-take (which expires in 2011) and a 30 MW summer peaking sale (expiring in 2012).

Competition

Substantially all of the underground natural gas storage capacity in the United States is owned by a combination of interstate and intrastate pipeline companies, local distribution companies (which sell natural gas to consumers) and independent storage providers. Independent providers represent approximately 12% of the total U.S. gas storage market. Enstor is one of the largest independent gas storage operators in the United States based on capacity, with 0.76 bcm of working gas storage capacity. Enstor's principal competitors include Royal Dutch Shell plc, DTE Energy Co., Spectra Energy Corporation, Niska Gas Storage US, LLC and TransCanada Corporation. See "Industry—United States."

Legal Matters

From time to time we may become involved in litigation and administrative proceedings relating to claims arising out of our operations in the normal course of business. These may include claims filed by suppliers and customers, government regulators, including tax authorities, neighboring residents and environmental activists, as well as labor disputes. Other than as described below, there are no material governmental, legal or arbitration proceedings against us (including any such proceedings which are threatened of which we are aware), which may have, or have had in the recent past, a material adverse effect on our financial position or business.

Regulatory and tax matters

On November 15, 2004, the regional customs and import/export authority of Castilla La Mancha imposed a tax on the wind farm production of one of our subsidiaries, Energías Eólicas Europeas, S.A., (now Iberdrola Energías Renovables de Castilla La Mancha, S.A. Unipersonal) for the years 2000 through 2003, during which it claimed we did not have a business and establishment number (*Código de Actividad y Establecimiento*). The tax claimed for the period totaled approximately €10.3 million plus approximately €3 million of default interest. During the period related to the claim (i.e. until March 11, 2003), we held 66.7% of the share capital of Iberdrola Energías Renovables de Castilla La Mancha, S.A. Unipersonal, corresponding to 66.7% of the total claim risk. Our claim before the Central Administrative Economic Court was rejected and we have subsequently filed an appeal, which is pending resolution. We have provisioned approximately €8.1 million to cover this tax risk.

In February 2002, the California Public Utilities Commission ("CPUC") and the California Energy Oversight Board ("CEOB") in the United States filed an action before FERC against our subsidiary, PPM Energy, claiming that prices received by PPM Energy under its agreement with the California Department of Water Resources ("CDWR") were unjust and unreasonable. FERC rejected the claim on July 23, 2002. The CPUC and CEOB appealed FERC's decision with respect to PPM Energy and a group of other sellers to CDWR to the U.S. 9th Circuit Court of Appeals (the "Court"). In December 2006, the Court remanded the case to FERC for further proceedings, reasoning that with respect to PPM Energy's contract, that FERC should not have rejected the action without having first considered whether the energy market continued to be dysfunctional after FERC established maximum prices for energy in the markets in the western United States. FERC has not yet decided the issue. PPM Energy along with the other sellers that were parties to the Court's decision filed a petition for *writ of certiorari* in the United States Supreme Court, seeking a declaration that FERC was correct in rejecting the CPUC and CEOB action and upholding the *Mobile Sierra* doctrine, under which market-based contract prices may be reviewed by FERC only if it finds that the contract's rates, terms and conditions are contrary to the public interest. If FERC determines that the contract rate charged and collected under the contracts was unjust and unreasonable, FERC could order PPM Energy to reform the contracts and reimburse amounts received thereunder. On September 25, 2007, the Supreme Court granted certiorari in two cases directly related to the Court's decision on the CPUC and CEOB appeal.

In February 2007, the examination division of the U.S. Internal Revenue Service (the "IRS") proposed certain adjustments to NA General Partnership's tax returns for the 2001, 2002 and 2003 tax years. SPHI is NA General Partnership's successor. The largest proposed adjustment is the disallowance of a $931.8 million interest deduction. Penalties were not asserted. If sustained, such proposed adjustment would result in a federal tax liability of approximately $326.1 million for tax years 2001-2003. Similar interest deductions were also claimed in taxable years 2004 through 2007 in the aggregate total amount of $779.4 million. The loan at issue was repaid in July 2006. SPHI is disputing these proposed adjustments with the appeals division of the IRS and estimates that such appeals process may last until at least March 2008. SPHI deposited $225 million with the IRS to stop certain interest accrual and reserved against such disputed tax liability. The difference between the proposed tax liability for tax years 2001-2003 and the deposit remains subject to statutory interest accrual. Iberdrola, S.A. has agreed to indemnify us against these disputed tax liabilities. See "Related Party Transactions—Iberdrola, S.A.—Indemnity Agreement."

Litigation, claims or disputes related to facilities

On May 19, 2005 PPM Energy and Shiloh Wind Partners LLC, purchased property rights for the construction of the Shiloh I Wind Project from enXco, Inc. ("enXco") in the United States under a purchase agreement containing an express representation by enXco that it held a valid subeasement on the property. In June 2006, Green Ridge Power LLC ("Green Ridge"), which holds a master easement over the property and is an affiliate of Florida Power & Light Company ("FPLC"), claimed that the easement granted by enXco to us is invalid and has demanded that enXco cause the removal of turbines adjacent to the property in question and our gathering system (a network of pipelines and facilities) on the property. If FPLC succeeds, we could be required to move our Shiloh I Wind Project wind turbines and gathering system, with 108 MW of installed capacity, to a location which may not produce as much installed capacity, as well as bear the significant costs of moving the wind turbines and gathering system. FPLC and enXco have engaged in ongoing settlement negotiations and Green Ridge has not filed a formal complaint, however PPM Energy has filed an indemnification claim against enXco. In connection with the purchase of the property rights for construction of the Shiloh I Wind Project, PPM Energy purchased a title insurance policy in the amount of $231 million and PPM Energy has given notice of the potential claim to its title insurance company.

In July 2006, Ice Brothers, Inc. and Southwest Royalties, Inc. filed suit in Pecos County against our subsidiaries, Enstor Operating Company, LLC and Enstor Waha for negligence, trespass, nuisance and conversion based on allegations that Enstor's development operations at its natural gas storage facility interfered with production from surrounding natural gas wells ("Ice Lawsuit"). On September 13, 2006, Ice Brothers, Inc., Durango Resources Corporation and Pitts Energy Corporation filed a complaint with the Railroad Commission of Texas ("TRC"), on related grounds with respect to the brine injection operations that Enstor is engaged in to develop storage caverns at the Waha project. In October 2006, in order to gather more information and assess the complaint, Enstor voluntarily shut down leaching operations, which remain shut down pending the execution of a testing protocol anticipated to be commenced in late 2007. In June 2007, Durango Resources Corporation filed suit in Reeves County against Enstor and PPM Energy, Inc. for negligence, trespass, nuisance, waste and conversion based on similar allegations in the Ice Lawsuit. The claims in the lawsuits seek undisclosed amounts of money damages and, in the Ice Lawsuit, an injunction. In the TRC proceeding, the complainants seek a revocation of the permit allowing brine injection. On October 10, 2007, plaintiffs in the Ice Lawsuit filed an amended petition adding *negligence per se* and "fraud, constructive trust" as causes of action, claiming $54 million in actual damages adding PPM Energy, Inc. as a defendant and adding all of the remaining working interest owners as plaintiffs. We have contested the claims and discovery is underway in the lawsuits and the TRC proceeding.

On July 17, 2007, Sinergia Andaluza, S.L. has made an appeal before the High Court of Andulsia challenging the authorization of certain of our wind projects in Andalusia, including Dólar Uno, EME Dólar Tres, EME Ferreira and EME Hueneja (owned by Iberdrola Energías Renovables de Andalucía, S.A. Unipersonal), which have an aggregate capacity of 198 MW.

Several plaintiffs have challenged the issuance of licenses for installation and construction of a 44 MW wind farm under development in the municipalities of Akarifnia and Opountii in Greece, on land owned by Rokas Aeoliki Komito, S.A. (a company 98.96% owned by C. Rokas, S.A.). In March 2006, the Greek Administrative Superior Court ordered the suspension of construction on this wind farm pending its decision.

Other claims and disputes

SPHI and MidAmerican Energy Holdings Company, which acquired PacifiCorp from Scottish Power Ltd. (formerly ScottishPower plc) in 2005, are disputing certain items related to the calculation of deferred income, carryforwards of tax losses and the distribution of tax refunds under the PacifiCorp purchase and sale agreement. No formal actions have been filed against SPHI. It is not clear if MidAmerican will assert any formal claim against SPHI, and, if so, what the amount of the claim would be. In the event any such claim is asserted and amounts are required to be paid, Iberdrola, S.A. has agreed to indemnify us against these potential liabilities. See "Related Party Transactions—Iberdrola, S.A.—Indemnity Agreement."

Research and Development

Our research and development teams are dedicated to achieving maximum efficiency in the operation of our current facilities and the development of other potential renewable energy technologies including:

Efficiency of current operations

Predictive turbine maintenance

We are developing a system that is designed to detect incipient defects in turbines. It is expected that the system will be capable of estimating the time remaining until the defect worsens to the point of requiring corrective maintenance. This system will enable wind farm operators to minimize maintenance costs by reducing the number of turbine breakdowns and detect incipient defects, enabling preventive maintenance to extend the useful life of the turbine components. Furthermore, this detection system will enable scheduling of preventive maintenance during the periods of the year when wind resources are scarce, allowing the wind farm to be operational during peak production periods.

It is anticipated that the system will be capable of detecting mechanical and electrical defects with the fewest possible sensors to minimize the cost of monitoring, making progressive implementation of the defect diagnostic system profitable.

Analysis of classification of sites pursuant to IEC 61400

The IEC 61400 is a project that involves the study of the site suitability of each of our installed wind turbines. Suitability is determined based on the performance, reliability and rate of wear of each turbine model under the wind and environmental conditions particular to the specific site of installation. This assessment has been performed for each turbine model at all of our wind farms in Spain (approximately 2,460 turbines).

The suitability analysis involves a wind assessment which we perform using site wind measurements and the commercial and in-house tools which allow us to simulate the wind behavior near each turbine, while taking into account topography effects, turbine arrangement effects, terrain roughness effects, etc. This site assessment of the site specific conditions are estimated for each turbine and such conditions are compared with the certification limits to determine whether the site is more or less demanding than anticipated. The project also identifies possible cause-effect relationships among certain wind conditions and environmental parameters and turbine rate of wear. We have identified certain relationships between turbine operating performance and certain site specific wind conditions.

Reactive energy control

Together with certain manufacturers, suppliers and engineering firms, we have developed modifications to incorporate reactive energy control in our wind farms design. Beginning in 2005 the Spanish Electricity System Operator provided certain benefits to electricity generators that have the ability to regulate reactive power. See "Regulatory—Spain" All of our turbines in Spain are capable of regulating reactive power, enabling us to contribute to the stability of the network.

WindGrid

We participate in a project supported by the EU Commission—DGTREN (Directorate—General for Energy and Transport) called Wind on the Grid ("WindGrid"), which promotes the design, development and validation of new tools and devices for the integration of wind farms into the European electricity network by working closely with national grid operators and energy producers to improve network planning, control and operation. Effective integration requires production plant compatibility and distribution and transmission infrastructure capable of efficiently and flexibly managing the supply of hundreds of large and thousands of small generators. As such, WindGrid is developing the Wind Farm Cluster Management System, which is expected to improve the reliability and efficiency of wind-generated electricity, increase operating security, reduce maintenance costs and improve the quality of supply. The objectives of the project are to alleviate the European Union's dependence on external sources of energy supply, achieve CO_2 reduction commitments from member states and improve the quality of life in the European Union and abroad. The WindGrid project attempts to determine the most beneficial ratio of renewable energy generation technologies to conventional energy for each national electricity market and based on its findings makes economic and technical regulation recommendations for consideration by the EU member states.

Voltage drop project

Grid short circuits (correctly managed by the protections systems) can produce dramatic local drops of the grid voltage, which can cause disconnection of wind turbines, resulting in grid instability. In order to improve integration, and enable wind energy to contribute larger proportions of the electricity to electric systems, low voltage ride-through technology in wind turbines needed to be improved.

From 2005 through 2007 a power-electronic add-on was developed, and now is being installed in turbines, in order to achieve a full low voltage ride-through capability and to comply with the new Spanish grid code published in October 2006. We developed the first certified low voltage ride-through wind farm.

IS-POWER

We are engaged in a project called IS-POWER to develop the technical and regulatory framework to improve electricity systems in island regions. The project requires cooperation among various participants (system operators, public service entities, research and development institutions, technology and equipment suppliers, nongovernmental organizations and consumers) and efficient integration or generation and transmission networks.

Research and development of other renewable energy technologies

Wave energy

We are developing a project with the objective to construct and operate a 1.4 MW power plant using buoy type wave energy converters to extract the energy from waves. We are also considering investing in a project to install up to four devices to generate energy from waves in Orkney, Scotland in 2008 and 2009. The technology has been developed by Pelamis Wave Power Limited (formerly Ocean Power Delivery), headquartered in Leith, near Edinburgh, Scotland. Using tubes that float on the sea surface, linked to hydraulic power units, the project is expected to generate up to 3 MW. The project will be considered as a demonstration of the technology with scope to develop more in the future and so capitalize on Scotland's substantial wave resources.

Tidal power

We are collaborating with a leading technology supplier to build a full-scale tidal power prototype in UK waters. The technology involves "tidal stream" power, which uses the kinetic energy from water currents to power short-blade, slow-turning underwater turbines. Units are mounted on the sea bed and aligned to the tidal flow. Unlike "tidal barrage" power, which makes use of the height difference between high and low tides to create electricity and requires costly infrastructure, tidal stream power has low capital costs and low ecological impact. Each device generates approximately 1 MW of output, and arrays of multiple devices are anticipated which could generate 50 MW to 100 MW each.

Solar thermal energy and direct steam generation

We are engaged in a project to design, construct and evaluate a thermal solar plant with cylindrical parabolic collectors and direct generation of steam in the solar field. The innovation in this project is the direct generation in the solar field of the steam required by the turbo generator for production of electricity. This allows elimination of the heated oil currently used, thus reducing the initial investment required by 20% while increasing the overall electricity efficiency.

Hydrogen power

We are engaged in hydrogen power research, including a project to establish the capability of fuel cells and electrolysers to operate with, and help stabilize, a weak grid network which is supplied by wind energy. Through this research, we seek to enhance the compatibility of wind energy with grid networks.

Perseo joint venture

We participate in a joint venture company, Inversiones Financieras Perseo, S.L. ("Perseo"), in which we own 70% and Hidroeléctrica Ibérica, S.L. ("Hidroeléctrica"), a subsidiary of Iberdrola, S.A., owns 30%. Perseo was formed to carry out research and development activities and monitor emerging renewable energy technologies. See "Related Parties—Iberdrola, S.A. Group Companies"

Environmental Matters

We are subject to numerous international, national, state and local environmental laws and regulations, particularly with regard to the construction and operation of renewable energy generation facilities, thermal generation, natural gas storage, emissions, hazardous waste disposal, water and ground protection and odor and noise control. We operate under a number of licenses and authorizations that are related to environmental regulations. We believe that we are in compliance with applicable environmental laws and regulations and with the terms of our licenses. See "Regulatory."

In Spain, the Environmental Impact Statement includes studies conducted throughout the design phase to determine the most appropriate configuration of the facility based on its location to promote environmental integration of the facilities and environmental work continues throughout the term of operation of the facility.

In the United States, generation and transport of renewable energy is subject to environmental regulation by U.S. federal, state and local authorities. Typically, environmental laws and regulations require a lengthy and complex process for obtaining licenses, permits and approvals prior to construction, operation or modification of a project or generating facility. Projects which propose to impact federal land or require other federal action, or affect wetlands, must generally prepare an environmental impact statement describing the environmental impacts of the project and alternatives. Some states also have an environmental impact statement process. See "Regulatory."

The environmental consent process in the United Kingdom is rigorous and requires an environmental impact assessment, extensive stakeholder and community consultation and environmental remediation prior to construction. We are committed to socially responsible interaction with the environment and implement conservation and enhancement measures concurrently with wind farm site development.

Environmental management system

Our second-generation advanced reburning environmental management system was developed in 2003 and was certified by the Spanish Standardization and Certification Association (*Asociación Española de Normalización y Certificación*—) under the UNE-EN ISO 14001:2004 Standard on May 27, 2004. This international standard establishes guidelines and criteria for certification of environmental management systems by accredited independent third party organizations.

Since December 13, 2006 we have been a part of Iberdrola, S.A.'s global environmental management system, which has enabled us to reduce environmental risk, improve resource management and optimize investments and costs in Spain to date. In the United Kingdom in 2006, the SP UK Assets received the UK's leading business accolade, a Queen's Award for Enterprise, in the Sustainable Development category for our collaborative and responsible approach to wind farm development.

We are committed to promoting environmental innovation and eco-efficiency to progressively reduce the environmental impact of our activities, facilities, products and services across all of the jurisdictions in which we operate.

Employees

As of December 31, 2004, 2005 and 2006 on an actual basis, we had 294, 365 and 738 full-time employees. As a result of the Acquisition and the integration of the ScottishPower Assets, we have experienced a significant increase in the number of employees. As of September 30, 2007, we had 1,494 full-time employees on a pro forma basis. Our employees are well diversified geographically with approximately 39% located in the United States, 37% located in Spain, 6% located in the United Kingdom and 18% located in the Rest of the World. Approximately 42% of our employees perform operations activities, 31% corporate functions, 19% development activities and 8% other roles.

The table below sets forth our employees as of December 31, 2004, 2005, and 2006 on an actual basis and as of September 30, 2007 on a pro forma basis by geographic location.

	Iberdrola Renovables			
Region	**As of December 31, 2004**	**As of December 31, 2005**	**As of December 31, 2006**	**Pro forma as of[1] September 30, 2007**
Spain	278	342	436	533
United Kingdom	0	2	5	92
United States	0	0	45	598
Rest of the World	16	21	252	271
Total	294	365	738	1,494

(1) Employees on pro forma basis including employees under the ScottishPower Assets.

We believe that we have satisfactory working relationships with our employees and have not experienced any significant labor disputes or work stoppages.

Spain

We have a new collective bargaining agreement with our employees in Spain which has been negotiated and executed on October 30, 2007. This collective bargaining agreement will be valid until 2010. We maintain a pension plan for our board of directors. See "Board of Directors and Management—Board of Directors."

United States

Our employees in the United States are not represented by unions or other consultative bodies. We do not maintain a pension plan for our employees in the United States not employed by PPM Energy. PPM Energy maintains a defined benefit retirement plan for its employees which exceeds all statutory funding requirements and had assets of approximately 80% of the plan's current liability as of January 1, 2007. PPM Energy also maintains a supplemental executive retirement plan for selected management positions. The supplemental retirement plan is unfunded. PPM Energy provides retiree medical and life insurance coverage for qualifying employees. PPM Energy is not required to pre-fund for these benefits, but have elected to do so. Currently, approximately 39% of plan liabilities are funded as of March 31, 2007. PPM Energy also sponsors a 401(k) plan pursuant to which it matches each employee's contributions up to 5% of annual base compensation.

United Kingdom

The employment contracts of 74 of the SP UK Assets' employees are not governed by any collective bargaining agreements. The interests of these employees are represented on a consultative forum, a body used for consultation only. The employment contracts of the remaining 12 employees remain governed by the collective bargaining agreement entered into between SP UK Plc and various unions, including Amicus, The Transport and General Workers' Union (now merged to form a combined union, UNITE), Prospect, GMB and UNISON. The SP UK Assets regard relationships with these unions to be good and there have been no strikes or industrial actions in the last three years. The interests of these employees continue to be represented by the ScottishPower Company Council, a body used for consultation and negotiation through which employment matters are discussed with union representatives.

The majority of ScottishPower Renewable Energy Ltd. employees are members of the ScottishPower Pension Scheme, which is a defined benefit pension plan. This scheme is now effectively closed to new entrants. A small number of newer employees have access to the ScottishPower Stakeholder Pension Plan which is a defined contribution arrangement provided by Fidelity. The ScottishPower Pension Scheme is in surplus on the scheme's own funding basis and on an IAS19 basis; however as of March 31, 2006 there was a deficit on a discontinuance or wind-up basis, in common with most other U.K. defined benefit schemes.

Our employees in the United Kingdom which are not employed by ScottishPower Renewable Energy Ltd. are not represented by unions or other consultative bodies and do not have pension plans other than those that are provided through arrangements with the state.

Rest of the World

Our employees in jurisdictions other than the United Kingdom, the United States and Spain are not represented by unions or other consultative bodies and do not have pension plans other than those that are provided through arrangements with the state.

Property

Our head office is located in Madrid, Spain. We also have administrative offices in Toledo, Spain, Portland, Oregon and Glasgow, Scotland and have 11 local offices located in China, Brazil, England, France, Germany, Greece, Italy, Poland, Portugal and the United States. We lease most of our administrative and local offices.

We also lease or own properties on which we operate wind farms and mini-hydro and other renewable energy generation facilities as well as thermal generation and gas storage facilities in various jurisdictions. We also own 40,000m² of a factory in Greece for construction activities by C. Rokas, S.A. Additionally, we have a 41,266 MW pipeline for wind farms we are developing on properties in various jurisdictions. The properties on which our operational facilities are located are for the most part held free of encumbrances; and although we cannot exclude the possibility of claims relating to encumbrances, we believe we possess the necessary rights to construct, operate and maintain our facilities.

The table below sets forth our principal administrative offices, by location, type, lease or ownership and size as of September 30, 2007.

Location	Type of Facility	Leased/Owned	Size (m²)
Headquarters			
Madrid, Spain	Office	Leased	8,522 m²
Administrative offices			
Toledo, Spain	Office	Leased	300 m²
Portland, Oregon	Office	Leased	5,155 m²
Glasgow, Scotland	Office	Leased	482 m²
Local offices			
Beijing, China	Office	Leased	192 m²
Rio de Janeiro, Brazil	Office	Leased	120 m²
Birmingham, England	Office	Leased	112 m²
Paris, France	Office	Leased	174 m²
Rennes, France	Office	Leased	150 m²
Berlin, Germany	Office	Leased	187 m²
Athens, Greece (C. Rokas, S.A.)	Office	Owned	1,400 m²
Rome, Italy	Office	Leased	110 m²
Warsaw, Poland	Office	Leased	833 m²
Lisbon, Portugal	Office	Leased	448 m²
Philadelphia, United States	Office	Leased	2,015 m²

Intellectual property

Our intellectual property consists primarily of industry know-how and trade secrets. We do not own any registered patents, copyrights or trademarks that we consider to be material to our business as a whole. We have several license agreements regarding our use of third-party software and we believe we are in substantial compliance with such agreements.

Insurance

We maintain the types and amounts of insurance customary in our industry and jurisdictions of operation and consider our insurance coverage to be adequate for our businesses. Our insurance policies cover employee-related accidents and injuries, property damage, machinery breakdown, fixed assets, facilities and construction risks, and, for certain of our power plants, business interruption insurance. Our insurance policies also cover directors and officers liability and third party liability insurance. We have not had any material claims under our insurance policies that would either make them void or increase their premiums. We cannot assure you, however, that our insurance coverage will adequately protect us from all risks that may arise or in amounts sufficient to prevent material loss. See "Risk Factors—We are not able to insure against all potential risks and may become subject to higher insurance premiums."

Our insurance policies are reviewed on an annual basis. The Scottish Power Ltd. global insurance policy that historically covered the ScottishPower Assets will continue to cover them until such policies are due for renewal or such earlier time as determined for them to be included under our insurance policy.

REGULATORY

General Overview

In recent years, global attention has been increasingly focused on climate change and its effect on world populations and economies and, consequently, strategies for generating energy from renewable sources.

On May 9, 1992, various countries signed the United Nations' Framework Convention on Climate Change (the "UNFCCC"), which came into effect on March 21, 1994. The objective of the UNFCCC is to "achieve stabilization of greenhouse gas concentrations in the atmosphere at a level that would prevent dangerous anthropogenic interference with the climate system."

As a result, on December 11, 1997, a majority of the countries that are party to the UNFCCC also signed the Kyoto Protocol to the UNFCCC (the "Kyoto Protocol"), which came into effect on February 16, 2005 for those signatories that subsequently ratified it. The Kyoto Protocol sets mandatory limits on emissions of carbon dioxide and five other greenhouse gasses for individual nations in order to reduce emissions by a collective average of at least 5% against 1990 levels in the period between 2008 and 2012. The Kyoto Protocol establishes enforcement provisions and penalties for nations that exceed their designated emissions limits.

There may be further developments under the UNFCCC. At the most recent G-8 summit held in June 2007, the members of the G-8 issued a communiqué in which they agreed that a new climate change agreement under the UNFCCC should be negotiated by 2009. Such an agreement would take effect after 2012 when the first five-year commitment period under the Kyoto Protocol expires.

European Union

The European Commission published a white paper on renewable energy in 1997, setting forth the renewable energy strategy of the member states of the European Union (the "EU"). In furtherance of this strategy, the EU (and therefore its member states) became a signatory to the Kyoto Protocol on May 31, 2002 and was assigned the objective of reducing its greenhouse gas emissions to 8% below 1990 levels by 2012. The promotion of electricity from renewable sources is a priority in the EU for purposes of security and diversification of energy supply, environmental protection and social and economic development, in addition to reducing climate change. The EU renewable energy strategy was set forth in a general regulation that supports all forms of renewable energy production and in specific regulations that support specific renewable energy technologies. These regulations target the generation of certain percentages of EU electricity and energy from renewable sources in order to, among other objectives, achieve the greenhouse gas emission reductions required by the Kyoto Protocol.

The Directive of the European Parliament and the Council of September 27, 2001 on the Promotion of Electricity from Rènewable Sources in the Internal Electricity Market (2001/77/EC) (the "Renewable Energy Directive") encourages the development of electricity produced from renewable energy sources (non-fossil fuel sources such as wind, solar, hydropower, biomass and relief gas). Under the Renewable Energy Directive, member states are required to set national indicative targets for the consumption of electricity produced from renewable sources consistent with the European Commission's target of generating 12% of the EU's energy and 22% of the EU's electricity from renewable energy sources by 2010.

In addition, the Renewable Energy Directive requires that each member state implement national mechanisms in support of renewable energy sources, such as environmental certificates, investment grants, tax exemptions and reductions, tax credits and direct price support regimes. Under the Renewable Energy Directive, member states are also required to re-examine their existing legal and regulatory framework to find ways of reducing regulatory and non-regulatory barriers, such as wait times, and to ensure their rules are transparent and nondiscriminatory.

Continued commitment and future regulations

The EU reaffirmed its commitment to the promotion of energy from renewable sources on January 10, 2007 with the European Commission's presentation of a long-term "Renewable Energy Roadmap" (COM (2006) 848 final), which proposes a mandatory target of generating 20% of energy from renewable sources by 2020. The Renewable Energy Roadmap explains the necessity of generating energy from renewable sources and establishes a pathway for mainstreaming renewable energy into EU energy policies and markets. The Renewable Energy Roadmap also proposes a new legislative framework for the promotion and use of renewable energy in the EU to provide participants in the renewable energy sector with the long-term stability to make rational investment decisions. In March 2007, following the presentation of the Renewable Energy Roadmap, the Council of the European Union endorsed setting a binding target to achieve 20% of overall EU energy consumption from renewable energy sources by 2020, made a firm independent commitment to achieve by 2020 at least a 20% reduction in greenhouse gas emissions compared to 1990 levels and stressed the need to increase energy efficiency in the EU so as to reduce the EU's energy consumption by 20% compared to current projections for 2020.

Government support of renewable energy in countries in which Iberdrola Renovables operates

The renewable energy industry benefits from government subsidies and incentives in Spain, the United States, the United Kingdom, Greece and other markets in which Iberdrola Renovables operates.

These incentives and subsidies benefit the producers of electricity from renewable energy sources and can broadly be classified into three groups: (i) price-related incentives, (ii) quantity-related incentives and (iii) tax-related and other types of incentives.

(i) Price-related incentives include:

- *Feed-in Tariffs.* The regulator establishes a fixed tariff and/or a premium to be added to the market price received for each MWh of electricity generated (the regulator fixes the tariff such that the company generating the electricity obtains a reasonable return on its investment). In addition, the regulator guarantees the producer that all of the energy it generates during a given period of time will be purchased by the system (either directly or through distribution or transmission companies).

(ii) Quantity-related incentives include:

- *Renewable portfolio requirements.* Renewable generators receive an environmental certificate for each MWh of electricity generated using renewable sources of energy and an obligation is imposed on energy suppliers (both distributors and marketers) to obtain a certain quota of the electricity they supply must be from renewable sources. To satisfy this obligation, the suppliers must acquire environmental certificates in amounts equal to their quotas. If they fail to do so, they are often subject to a penalty.

  In this type of system, renewable energy producers receive revenue from two sources: (i) purchasers of electricity sold to the market; and (ii) purchasers of environmental certificates sold to suppliers that need them to satisfy their quotas.

- *Public auction systems.* Producers of renewable energy are invited to propose plans for plants that would create additional renewable energy capacity. The most economical of such proposed plants is awarded a contract for the purchase of all energy supplied by the plant at a specified price for a specified term.

(iii) Tax-related and other types of incentives include:

- *Production tax credits supporting renewable energies.* Tax structures, such as the PTC established at the federal level in the United States, grant renewable energy producers tax credits and benefits depending on the amount of renewable electricity produced during a particular time period. Similar tax credits are available from certain states within the United States.

- *Modified Accelerated Cost Recovery System.* Renewable energy producers' assets can qualify for the MACRS which provides additional tax benefits that are independent of electrical power output.

- *Direct subsidies.* Producers of wind energy can obtain subsidies or subsidized loans for the installation of wind energy plants.

- *Transmission and dispatch benefits.* Producers of renewable energy receive priority for electricity distribution and in some instances do not have to pay grid interconnection costs.

Spain

General regulatory framework

In Spain, the principal source of the regulation of electricity is the Electricity Sector Act 54/1997 of November, 27 1997 (the "Electricity Sector Act"), which governs "activities directed to the supply of electricity, consisting of generation, transmission, distribution, commercialization and intercommunity and international interchange, as well as economic and technical management of the electricity system." The Electricity Sector Act was amended by Law 17/2007 on July 4, 2007 to conform to Directive 2003/54 EC of the European Parliament and Council, which reconciled the liberalization of the electricity system with the objectives of guaranteeing supply at the lowest possible price and minimizing environmental impact.

According to Article 2 of the Electricity Sector Act, "free business initiative is recognized for exercise of activities directed to the supply of electricity regulated in this Act. These activities will be exercised in a manner ensuring the supply of electricity to all consumers requiring service within the country, and will be deemed to be an essential service."

The Electricity Sector Act distinguishes between regulated and unregulated activities. Regulated activities are the economic and technical management of the system, transmission and distribution, while unregulated activities include generation and commercialization activities.

Other important provisions in Spain that regulate the electricity sector include the following:

- Royal Decree 2019/1997 of December 26, 1997, which organizes and governs the production market for electricity;
- Royal Decree 1955/2000 of December 1, 2000, which regulates the production, transmission, distribution, marketing and supply of electricity and the authorization procedures for electricity facilities; and
- Royal Decree 661/2007 of May 25, 2007 ("Royal Decree 661/2007"), which governs the business of production of electricity under the Special Regime.

Regional governments in Spain have also issued rules governing the energy industry, particularly the authorization of production facilities under the Special Regime (discussed below).

Competent authorities

The national government has the authority to establish basic regulations for the generation, transmission, distribution and marketing of electricity, while the autonomous regional governments have the authority to enact legislation that implements the national regulations.

The autonomous regional governments also have the authority to authorize the construction, exploitation, substantial modification, transfer or closing of electricity production facilities under the Special Regime, when the facilities are located only within that autonomous region, provided that the installed capacity of the facilities is not greater than 50 MW and they are not located at sea.

Electricity generation regulation in Spain

The Electricity Sector Act governs the two systems for the sale of electricity in Spain: the Ordinary Regime and the Special Regime. The majority of the electricity produced by Iberdrola Renovables is governed by the Special Regime, with the exception of 211 MW (62%) of the capacity installed in Iberdrola Renovables' mini-hydro installations, which is governed by the Ordinary Regime and which represent 2.9% of total installed capacity.

The Ordinary Regime

All generation facilities not governed by the Special Regime are governed by the Ordinary Regime. Under the Ordinary Regime, there are four methods of contracting for the sale of electricity and determining a price for the electricity: (i) through the wholesale energy market, (ii) through bilateral contracts, (iii) through auctions for purchase options and (iv) through distribution auctions.

According to Red Eléctrica de España, the system operator, 80.6% of the electricity demand in Spain in 2006 was provided by sources governed by the Ordinary Regime (hydro: 10%, nuclear: 22%, coal: 24%, fuel/gas: 2% and CCGTs: 24%).

Wholesale energy market or pool

The Spanish wholesale energy market or "pool" was created on January 1, 1998 and governs sales to and from market agents in the daily market sessions. Market agents are the companies qualified to operate as electricity vendors or purchasers, specifically electricity generation, distribution and supply companies, as well as the qualifying consumers or external agents from other countries.

The price of electricity sold in the market, including the daily market, the intra-daily market and the futures market, is based on a set price per MWh that is based on the marginal price. The price in this market is equal to the amount of electricity sold/purchased multiplied by the marginal price at the time of sale.

Bilateral contracts

Bilateral contracts are contracts between market agents. Bilateral contracts are one method by which to contract for the sale of electricity and to determine a price for electricity. When a bilateral contract is agreed the generator sells electricity at the negotiated price.

Auctions for purchase options

Sales are primarily made in the form of auctions of purchase options for energy associated with a pre-established market power, which will be shared equally between the dominant operators in the electricity market, Endesa and Iberdrola, S.A. Royal Decree 1634/2006 of December 29, 2006 forced both companies to hold a series of five auctions offering virtual power plant capacity to members of the Spanish pool. The options will be exercisable during a specified delivery period or will be forfeited. The energy will be delivered at a known exercise price expressed in euros per MWh measured at plant bars. Nevertheless, the current regulation provides that all generators may sell their production through the primary emissions, although only with prior authorization of the Secretariat of Energy. The first auction took place on June 13, 2007 and the second auction took place on September 13, 2007.

Distribution auctions

Order ITC/400/2007 of February 26, 2007 governs bilateral contracts for electricity with physical delivery by the companies responsible for regulated rate supply within the Peninsula. This form of pricing applies to acquisitions of electricity by distribution companies, however after the expiration of the general regime of regulated tariffs in January 2009, this form of pricing will also apply to suppliers of last resort.

This form of sale provides for allocation of energy to sellers and determination of the price by a decreasing price auction procedure, until equilibrium is reached between offer and demand for energy. The list auction took place on June 19, 2007. The second auction took place on September 18, 2007.

The Special Regime

Under the Special Regime, generators may choose to sell electricity at the price set by a fixed tariff or at a price set by the pricing schemes applicable to the Ordinary Regime: wholesale energy market, bilateral contracts, or distribution auctions, in which case the generator receives that price plus a premium. The Special Regime is discretionary and companies that own eligible facilities and certain plants that produce renewable energy may choose to have that energy governed by the Ordinary Regime or apply for regulation under the Special Regime.

According to Article 27 of the Electricity Sector Act, facilities that are eligible for regulation under the Special Regime are facilities that have installed capacity of 50 MW or less and (i) use cogeneration or other methods of electricity production associated with non-electrical activities and which involve high energy production, (ii) use any of the renewable energy sources, raw materials, biomass or any type of biofuel as primary energy, at all times when their proprietor does not perform production activities under the Ordinary Regime or (iii) use non-renewable waste as a primary energy source. Facilities that are also eligible for regulation under the Special Regime include those with an installed capacity of less than 25 MW, which involve high efficiency energy production and that produce electrical energy from treatment facilities and use waste from the agricultural sectors, cattle and services.

Producers of energy that are governed by the Special Regime receive certain benefits, including (i) the sale price of the electricity they produce may be set in accordance with a regulated tariff and may also include premiums and incentives, (ii) the electricity they produce at eligible facilities has priority access to transmission and distribution networks, (iii) the electricity they produce has access to a parallel connection to the network of the corresponding distribution or transmission company and (iv) the eligible facility has the use, jointly or alternatively, of the energy acquired from other facilities.

According to Red Eléctrica, 19.4% of the electricity demand in Spain in 2006 was provided by facilities that were governed by the Special Regime. 61% of the electricity governed by the Special Regime was produced from renewable energy sources. Electricity produced from wind alone represented 9% of the total electricity demand.

Authorizations and administrative procedures

In order to begin producing electricity, a facility must obtain authorizations for power generation at the national, regional and municipal levels, including: (i) general authorizations, (ii) municipal authorization licenses and (iii) environmental licenses.

General authorizations

General authorizations for the generation of electricity include those relating to the construction, enlargement, modification and operation of electrical installations, all of which require administrative approvals (based on the draft plans and other technical documents relating to the installation, together with, where applicable, an Environmental Impact Assessment (discussed below)). The authorization procedure is established in Royal Decree 1955/2000 of December 1, 2000 and, for installations governed by the Special Regime, in Royal Decree 661/2007.

In order to be included in the Special Regime, the facility must have the required approval from the autonomous regional authorities, including: (i) authorization for the construction of the facilities and for inclusion within the Special Regime; and (ii) registration (both preliminary and definitive) in the second section of the governmental register for electricity production facilities under the Special Regime, which is maintained by the Ministry of Industry, Tourism and Trade. Definitive registration in that register is a necessary condition for application of the special economic system governed by the Royal Decree to those facilities.

Municipal authorization licenses

Facilities producing electricity must also obtain the relevant licenses from municipal governmental authorities, which permit the construction, installation and opening of a facility. In some cases, facilities require the approval of a special plan or activity project and the grant of a mandatory urban development license from the local municipality, to ensure compatibility of the facilities with authorized land use. While the type and classification of municipal licenses that are required vary across autonomous regions, generally (i) a work license and an activity license, whether classified or unclassified, must be obtained before work may be commenced and (ii) a first occupancy license and a definitive opening license must be obtained to verify that the completed work has been executed in conformance with the requirements of such licenses and to permit the definitive operation of the installation, respectively.

Environmental authorizations

In Spain, in order to receive approval for a new electricity production facility, an Environmental Impact Assessment ("EIA") must be completed to analyze and predict the impact the proposed project will have on the physical and social environment. The EIA process was established by the EIA Directive in 1985, and the Royal Legislative Decree 1302/1986 of June 28, 1986 (modified by Law 6/2001 of May 8, 2001 and by Law 9/2006 of April 28, 2006) and the rules for its application, were approved by Royal Decree 1131/1988.

The EIA process requires that a proposed project be evaluated for its expected direct and indirect effects on the surrounding physical environment, such as the local human population, wildlife, soil, air, water, climate, landscape and any other ecosystems that might be affected. Governmental authorities may adopt preventative measures, based on the results of the EIA, which are often included as conditions to the final authorization of a project. Each of the Spanish regions, or "Autonomous Regions," may also pass legislation to protect the local environment so, as a result, regulation of the EIA process often varies from region to region.

Renewable energy regulation

The renewable energy sector in Spain is supported by a stable regulatory framework that has been strengthened over the years. In 1994, the Spanish government passed Royal Decree 2366/1994, which provided renewable energy producers with premiums, regulated the requirements and procedures to qualify for the Special Regime and regulated the conditions for the delivery of energy. In 1997, the Spanish government passed the Electricity Sector Act which established a target that 12% of electricity come from renewable energy sources by 2010. In 1998, the Spanish government passed Royal Decree 2818/98 of December 23, 1998, which established the basic framework for renewable energy. In 2002, the Spanish government set a target that 13,000 MW come from wind power by 2011. In 2004, Royal Decree 436/2004 of March 12, 2004 (the "Royal Decree 436/2004") was approved, which specifically addresses the regulation of renewable energy. In 2005, the PER confirmed the target of 12% of energy from renewable sources by 2010. The Spanish Renewable Energy Plan also set capacity targets for the year 2010 for specific renewable energy production technologies (20,155 MW of wind power, 900 MW of solar power (thermal and photovoltaic) and 2,039 MW of biomass and co-combustion power capacity). In 2007, Royal Decree 661/2007 was approved by the Spanish Government and introduced capacity limits by technology in order to be included in the remuneration terms of Royal Decree 661/2007.

As part of a continuous effort to analyze the future long-term energy demands of the Spanish market, the Spanish Ministry of Industry, Tourism and Commerce issued the Draft Planning Report, dated July, 2007, in which it identifies, analyzes and forecasts the electricity and gas demands and coverage for the Spanish market for the period from 2007 through 2016. The report, which is divided into the electric sector and the gas sector, forecasts the evolution of the Spanish energy sector and provides a global vision for the balance of energy for the years 2007 through 2016. The Draft Planning Report, based on the PER targets for 2010, estimates installed renewable energy capacities by technology by 2016 (29,000 MW of wind power, 2,450 MW of mini-hydro power, 2,000 MW of solar energy (thermal and photovoltaic), and 2,770 MW of biomass power).

The Spanish government regulates the price of electricity in the Spanish renewable energy market through several laws and regulations, in particular:

- *Royal Decree 436/2004*. Royal Decree 436/2004 created additional incentives for the production of renewable energy and specifically addressed the regulation of renewable energy.
- *Royal Decree 661/2007*. Royal Decree 661/2007 amended the economic rights under the Special Regime and provided companies that own previously commissioned facilities with the option to elect to transition from Royal Decree 436/2004.

Royal Decree 436/2004

Royal Decree 436/2004 established (i) the methodology for updating and systematizing the legal and economic system for electricity production activities under the Special Regime and (ii) the price system in effect for each kind of renewable energy source. Royal Decree 436/2004 established certain basic principles, such as renewable energy purchase obligations or targets imposed on established power producers and distributors and the right to deliver production through the network.

Royal Decree 436/2004 provides that Special Regime energy generators have the right to choose to sell electricity for periods of at least one year either:

- at a regulated rate set by Royal Decree (the "Fixed Tariff"), which involves transferring all electricity produced to the nearest distributor, who is legally obligated to purchase the electricity at the Fixed Tariff; or
- at market prices plus a premium (the "Market Price Plus Premium"), which involves selling electricity at a price determined by submitting offers to the electricity pool or entering into bilateral contracts (as in the Ordinary Regime) plus, if applicable, receiving a premium.

Transition to Royal Decree 661/2007.

As of May 25, 2007, Royal Decree 661/2007 replaced Royal Decree 436/2004 and introduced new elements to the economic regime while maintaining the same basic regulatory principles and option for generators who choose the Special Regime to sell at a Fixed Tariff or Market Price Plus Premium as described above.

Royal Decree 661/2007 allows for a transition period. Owners of facilities operating before January 1, 2008 can choose to either (i) remain under a transitional system (the "Transitional System") and make a permanent election on or before January 1, 2009 to sell at the Fixed Tariff or Market Price Plus Premium or (ii) fully accept the Royal Decree 661/2007 before January 1, 2009, (except photovoltaic facilities, which are automatically deemed to be included in Royal Decree 661/2007).

Facilities which remain under the Transitional System and whose operators elect to sell at the Fixed Tariff described below will be subject to the tariffs under Royal Decree 436/2004 (rather than the tariffs under Royal Decree 661/2007) for the operating life of the facility and facilities whose operators elect to sell at the Market Plus Premium will receive the premiums and incentives established by Royal Decree 436/2004 until December 31, 2012 and will then be transferred to the new regime.

Facilities whose operators fully accept Royal Decree 661/2007 may not return to the pricing system established under the Transitional System.

Royal Decree 661/2007.

Although Royal Decree 661/2007 maintains many of the policies which were in effect under Royal Decree 436/2004, it has effected certain changes, including: (i) the introduction of capacity limits by technology, (ii) caps and floors on the pool/bilateral contract prices plus premiums under the Market Price Plus Premium option, (iii) significant improvements in the compensation levels for some renewable technologies (e.g., photovoltaic plants between 100 kW and 10 MW, biomass plants and thermal solar plants), (iv) the introduction of a fixed tariff and reference premium for each technology which are annually updated and (v) new annual indexing tied to the national consumer price index (the "CPI") which includes an efficiency factor.

Royal Decree 661/2007 establishes national capacity limits to receive the support incentives for 2010 for various renewable energy generation technologies as follows:

Type of Energy[1]	Capacity limits[2]	2006 capacity[3]
	(in MW)	
Cogeneration or other forms of production using renewable energy	9,215	6,785
Solar technology power objectives:		
Photovoltaic	371	106
Thermal	500	0
Wind[4]	20,155	11,233
Hydroelectric (power not greater than 10 MW)	2,400	1,811
Biomass	1,317	554

Source: Royal Decree 661/2007 of May 25, 2007 and the Draft Planning Report.

(1) The National Energy Commission will maintain a constantly updated figure for power installed by each technology that is registered under the Special Regime.

(2) Royal Decree 661/2007.

(3) The Draft Planning Report.

(4) There is a provision for an additional 2,000 MW which may be installed by repowering wind facilities that were registered before December 31, 2001. In 2006 there was 11,615 MW of installed wind capacity according to the Spanish Wind Energy Association (*Associación Empresarial Eólica*).

Once 85% of the capacity limit is achieved for each renewable technology, the General Energy Secretariat will establish a maximum term of not less than 12 months during which facilities registered under the Special Regime will be entitled to the market price plus premium, if applicable, or a fixed tariff established by Royal Decree 661/2007 for that technology. After the end of such term, facilities registered under the Special Regime will sell energy at the following prices: (i) if they choose to sell at the Fixed Tariff, the final hourly price on the production market, or (ii) if they choose to sell at Market Price Plus Premium, the price available on the organized market or negotiated with third parties increased when appropriate by the market complements that may be applicable to it. During 2008, it is anticipated that the relevant authorities will begin working on a new Renewable Energy Plan for 2011 through 2020 which would set new objectives for this period. It is expected that these plants will be taken into account when establishing the new power objectives for the Renewable Energy Plan for 2011 through 2020.

In September 2007, the General Energy Secretariat announced that 85% of the capacity limit for solar photovoltaic energy defined in Royal Decree 661/2007 was reached and the maximum term of 12 months commenced on September 29, 2007. A new royal decree relating to solar photovoltaic energy is currently under review, which could further modify the target and the corresponding tariff for solar photovoltaic installations.

Purchase tariffs for energy from renewable sources

Fixed tariff

The fixed tariff compensation scheme for renewable energy production from wind under Royal Decree 436/2004 and Royal Decree 661/2007 are described below.

- *Royal Decree 436/2004.* The price is set at between 80% to 90% of the average electricity tariff ("AET") plus complements. The AET is set annually, or as otherwise necessary, by the Spanish government at the proposal of the Ministry for Industry, Tourism and Trade. AET for 2007 under the 2006 Special Regime was €76.6 per MWh.

Purchase tariffs for energy from renewable sources

Fixed tariff

The fixed tariff compensation scheme for renewable energy production from wind under Royal Decree 436/2004 and Royal Decree 661/2007 are described below.

- *Royal Decree 436/2004.* The price is set at between 80% to 90% of the average electricity tariff ("AET") plus complements. The AET is set annually, or as otherwise necessary, by the Spanish government at the proposal of the Ministry for Industry, Tourism and Trade. AET for 2007 under the 2006 Special Regime was €76.6 per MWh.

- *Royal Decree 661/2007.* The price is set at €73.2 per MWh for wind during the first 20 years plus complements. The tariff and complements are annually updated by the CPI less 0.25% until 2012 and by the CPI less 0.50% thereafter.

Market price plus premium

Under the market price plus premium compensation scheme, Special Regime generators may choose to sell energy at the price determined by the pool price of the market where the energy is sold or at the price established by contract, in both cases with an additional premium, if applicable.

- *Royal Decree 436/2004.* The price is set at the pool/bilateral contract price, plus a premium (40% of AET for wind energy), plus an incentive (10% of AET for wind energy), plus complements.

- *Royal Decree 661/2007.* The price is also set at the pool/bilateral contract price, plus a premium, plus complements. The premium that a generator receives is based on a reference premium defined in Royal Decree 661/2007 that is fixed by the government and is limited by a cap and floor which are also fixed by the government and which vary by technology. The reference premium and complements are updated annually by the CPI less 0.25% until 2012 and by the CPI less 0.50% thereafter.

The premium received by a generator varies depending upon the pool/bilateral price, the floor and the cap:

- *Price + Reference Premium ≤ Floor.* Generator will receive as a premium the difference between the floor and the pool/bilateral price.

- *Floor ≤ Price + Reference Premium ≤ Cap.* Generator will receive the entire reference premium as a premium.

- *Cap—Reference Premium ≤ Price ≤ Cap.* Generator will receive as a premium the difference between the cap and the pool/bilateral price.

- *Price ≥ Cap.* Generator will receive the pool/bilateral price and no premium.

The amount of the additional premium varies based on the price of the energy on the market in such a way that the facilities are never compensated at a level below the established lower limit or above the established upper limit. The owner of the facility will always receive the full market price, so if the market price is above the upper limit that is established then a premium is not received (but there is no obligation to return any portion of the market price received; that is, there are no "negative premiums").

The table below sets forth various examples of remuneration for wind energy under the Market Price Plus Premium option under Royal Decree 661/2007:

	Market price	Premium	Total remuneration
		(€ per MWh)	
Floor at €71.28 per MWh, for market prices below €41.99 per MWh	35	36.28	71.28 (floor)
Premium of €29.29 per MWh between €41.99-€55.65 per MWh	43	29.29	72.29
Premium decreases as market prices increase between €55.65-€84.94/€ per MWh to maintain total remuneration at €84.94 per MWh	60	24.94	84.94 (cap)
If pool prices above €84.94 per MWh, no negative premium; market remuneration	90	0	90

Source: Royal Decree 661/2007 of May 25, 2007 and company data.

The following diagram illustrates the differences in the regulated rate versus market rate compensation scheme for wind power technology based on 2007 prices.



Total Compensation
CAP
FLOOR
84.94
73.23
71.28
Regulated rate
0
41.99
55.65
84.94
Market Price
2007 prices, per MWh
Feed-In Tariff
71.28
29.29
0
41.99
55.65
84.94
Market Price
Feed-In tariff at 29.29 €/Mwh
Feed-In tariff decreases from 29.29 to 0 €/Mwh
No feed-in tariff: Only pool price

Source: Based on Royal Decree, 661/2007 of May 25, 2007.

The following table sets forth by renewable energy technology the Fixed Tariff, Market Price Plus Premium (where applicable), cap and floor of installations that fall under category (b) of Royal Decree 661/2007.

Group[1]	Capacity	Period	Fixed Tariff	Market Price Plus Premium Option	Cap	Floor
				(€ per MWh)		
Wind (onshore)		First 20 years	73.2	29.39	84.9	71.3
		After 20 years	61.2	0		
Mini-hydro (10 MW)[2]		First 25 years	78.0	25.0	85.2	65.2
		After 25 years	70.2	13.4	85.2	65.2
Mini-hydro (10 - 50 MW)		First 25 years	*	21.0	80.0	61.2
		After 25 years	**	13.4	80.0	61.2
Solar energy (photovoltaic)	P ≤ 100 kW	First 25 years	440.4			
		After 25 years	352.3			
	100 kW < P ≤ 10 MW	First 25 years	417.5			
		After 25 years	334.0			
	10 < P ≤ 50 MW	First 25 years	229.8			
		After 25 years	183.8			
Solar energy (thermal)[3]		First 25 years	269.4	254.0	344.0	254.0
		After 25 years	215.5	203.2	344.0	254.0
Wave energy		First 20 years	68.9	38.4		
		After 20 years	65.1	30.6		

Source: Royal Decree, 661/2007 of May 25, 2007.

(1) Biomass has similar pricing mechanisms which depend on the raw materials used.

(2) In the case of facilities with capacity less than 10 MW, under Royal Decree 1538/1987 such facilities may receive a feed-in tariff specifically for improved yield and environmental investments.

(3) The rules regarding hybridization under Royal Decree 436/2004 are maintained.

* The Fixed Tariff for the first 25 years is calculated according to the following formula: 66.0 + 12.0 x ((50 - P) / 40), with P equal to the electrical capacity of the installation.

** The Fixed Tariff after 25 years is calculated according to the following formula: 59.4 + 10.8 x ((50 - P) / 40), with P equal to the electrical capacity of the installation.

Complements

Royal Decree 661/2007 also provides for additional compensation, in addition to the Fixed Tariff and Market Price Plus Premium, such as an efficiency allowance and a reactive energy allowance. The efficiency allowance provides a bonus to co-generators with less than 100 MW of capacity that meet or exceed specified efficiency thresholds for energy that is transferred through the network, while the reactive energy allowance provides penalties or bonuses based on whether a generator is capable of generating or absorbing reactive energy in accordance with specified timetables.

Updating of tariffs, feed-in-tariffs and complements

Royal Decree 661/2007 contemplates annual updating of the tariffs, premiums and complements based on certain references. For most facilities (including, among others, solar, wind and hydro) the references are updated annually and are increased by the CPI less 0.25% until December 31, 2012 and by the CPI less 0.50% thereafter. For cogeneration facilities, the references used (according to the technology) are fuel price indexes, the CPI and the price of coal.

Updates to the amount of tariffs, premiums, complements and upper and lower limits on the hourly market price resulting from any of the updates contemplated in the preceding point will apply to all facilities in each group, regardless of the date the facility is commissioned.

Revision of tariffs, premiums, caps, floor and complements

It is expected that during 2010 there will be a revision of the tariffs, premiums, caps, floor and complements established by Royal Decree 661/2007 in light of the results of reports tracking the degree of fulfillment of the Renewable Energy Plan and the Spanish Energy Savings and Efficiency Strategy, as well as the new objectives included in the Renewable Energy Plan for the 2011-2020 period. The revisions will be based on the costs associated with each technology, the degree of participation of the Special Regime in covering demand and the effect on the technical and economic management of the system, always ensuring reasonable rates of return. Every four years thereafter it is expected that new revisions will be implemented based on the same criteria.

The revisions to the Fixed Tariff and the cap and floor will not affect facilities commissioned before January 1st of the second year following the year in which the revision is made.

Imbalance Costs

Imbalance costs are characteristic of the electricity market and as such are not specific to special regime generators. Imbalance costs are provided in the form of penalties based on deviations between actual and forecasted output on an hourly basis. Depending on the electricity system's total imbalance, a price is set for the imbalanced output.

Settlement

Royal Decree 661/2007 provides that all producers that have chosen to sell at the Fixed Tariff shall carry out the sale of their power by way of a bid system with the market operator to quantify power imbalances and, when applicable, for settlement of related costs, either directly or by way of their representative. For this purpose, energy sale bids which receive only the marginal price shall be made in the daily market as well as, when appropriate, bids in the intra-day market in accordance with current market rules. Those choosing to use the market option may do so using any of the mechanisms for contracting available to facilities under the Ordinary Regime.

After calculation of the price for the transaction, the companies are subject to settlement by the National Energy Commission, which will pay or demand payment of the difference between the price received and the Fixed Tariff (in the case of producers that have chosen to sell at the Fixed Tariff), or will pay the premium to those producers that have chosen the Market Price Plus Premium option (if applicable, taking into account the cap and floor system).

Taxes

Remuneration for electricity from renewable sources is also affected by the "Special Electricity Tax," which is governed by Law 38/1992 of December 28, 1992 and Royal Decree 1165/1995 of July 7, 1995. In addition, there are other laws and taxes that impact.the price of the electricity, such as local environmental taxes, which vary by region.

Special reference to mini-hydro regulatory regime

Government concessions. Under the Electricity Act, together with the consolidated text of the Water Act, approved by Royal Legislative Decree 1/2001 of July 20, 2001, all Spanish hydroelectric production plants are subject to a system of temporary government concessions. Under the terms of the concessions, facilities revert to the government at the expiration of an established term and are required to be in good operating order and free of liens.

Administrative processing. Mini-hydro plants require a water permit which typically has a definite term. These permits are granted by the Ministry of the Environment.

Ordinary Regime and Special Regime. The term "mini-hydro" generally applies to hydro-electric installations with electrical output capacities of 10 MW or less, however in Spain the term "mini-hydro" can apply to energy installations with capacities of 50 MW or less. In Spain, mini-hydro power plants are regulated under the Ordinary Regime or the Special Regime, depending on the date the facility was put into operation. The Ordinary Regime regulates mini-hydro power plants which were installed prior to 1980, while the Special Regime regulates mini-hydro power plants installed after 1980.

Under the Special Regime, mini-hydro energy generators have the right to choose to sell electricity either under the Fixed Tariff or under the Market Price Plus Premium. There are two levels of compensation based on capacity. See "—Spain—Purchase tariffs for energy from renewable sources." Mini-hydro facilities of 10 MW or less that are subject to Royal Decree 1538/1987 may receive, as per Royal Decree 661/2007, a special feed-in tariff for improved yield and environmental investments.

United States

The electricity industry in the United States is governed by federal and state laws and local rules and regulations. The federal government regulates the wholesale sale and transmission of electric power in interstate commerce and regulates certain environmental matters. The states and local governments regulate the construction of electricity generating and transmission facilities, the intrastate distribution of electricity, retail electricity sales and, in certain cases, environmental matters.

Federal regulations related to the electricity industry

The federal government regulates the electric wholesale and transmission business in interstate commerce through FERC, which draws its jurisdiction from the Federal Power Act of 1935 (the "FPA"), as amended, and from other federal legislation such as the Public Utility Regulatory Policies Act of 1978, the Energy Policy Act of 1992 ("EPACT 1992") and the Energy Policy Act of 2005, which, among other things, repealed and replaced the Public Utility Holding Company Act of 1935 with the Public Utility Holding Company Act of 2005 ("PUHCA 2005").

The electricity industry in the United States is decentralized and is comprised of the following sectors: (i) a generation sector, consisting of regulated electricity companies, wholesale electricity suppliers, and governmental entities, (ii) a high-voltage transmission sector, consisting of the regulated electricity companies and the governmental entities owning the transmission network and regional transmission organizations, independent system operators and the companies controlling and scheduling the use of the transmission network, (iii) a distribution sector, consisting of regulated electricity companies and governmental entities that transport the energy from the high-voltage network to end users and (iv) electricity companies and, in some limited markets, competitive suppliers, which sell electricity to retail consumers.

Pursuant to its authority under the FPA, FERC regulates as "public utilities" those entities that own or operate facilities used for the sale of electric energy at wholesale in interstate commerce. Thus, the owners of renewable energy facilities that make wholesale sales of electric energy are considered FERC-jurisdictional public utilities. Marketers of electric energy that do not own any generating facilities are also considered public utilities subject to FERC's jurisdiction under the FPA. Among other things, public utilities are subject to rate and financial regulation by FERC, and FERC has the authority to review and approve certain mergers and acquisitions involving public utilities.

Energy markets in the United States tend to be bilateral in nature, which allows two parties to freely contract for the sale and purchase of energy, with a single, centralized clearing market for spot energy purchases and sales and which facilitates the efficient distribution of energy. Given the limited interconnections between transmission systems in the United States and differences among market rules, regional markets have formed within the transmission systems operated by independent system operators ("ISOs"), such as the Midwest, California, New York and New England ISOs and regional transmission organizations, such as the Pennsylvania-Jersey-Maryland power pool.

Electricity generation

Exempt wholesale generators ("EWGs") are generation-owning public utilities (including producers of renewable energy, such as wind projects) that are engaged exclusively in the business of owning and/or operating generating facilities and selling electric energy at wholesale. An EWG cannot own or operate transmission facilities (other than the limited facilities necessary to connect its generating facility to the grid) or make retail sales of electric energy. The owner of a renewable energy facility that has been certified as an EWG in accordance with FERC's regulations is subject to the FPA and to FERC's ratemaking jurisdiction, but FERC typically grants EWGs the authority to charge market-based rates as long as the EWG can demonstrate that it does not have, or has adequately mitigated, market power and cannot otherwise erect barriers to market entry. FERC generally grants an EWG waivers from many of the requirements that are otherwise imposed on public utilities under the FPA.

Certain small power production facilities may qualify as "Qualifying Facilities" under PURPA. A wind powered generating facility with a generating capacity of 80 MW or less (or the aggregation of all such facilities owned or operated by the same person or its affiliates within one mile of the facility) is deemed to be a Qualifying Facility. Certain Qualifying Facilities, including renewable energy facilities with a generating capacity of 30 MW or less, are exempt from certain provisions of the FPA, including the accounting and reporting requirements, and mergers and acquisitions oversight, facility disposition regulations and several other provisions of the FPA. Additionally, renewable energy facilities with a generating capacity of 20 MW or less are exempt from FERC's ratemaking authority under the FPA. Qualifying Facilities that are not located in organized markets have the right to require an electric utility to purchase power generated by such Qualifying Facilities. All Qualifying Facilities have the right to require an electric utility to interconnect it to the utility's electric system, and to purchase firm power service, back-up power, and supplementary power from that interconnected electric utility at reasonable and non-discriminatory rates. Finally, a Qualifying Facility is exempt from the laws of the states which otherwise regulate the ownership, rates and terms of sales, corporate governance, and financing of electric utilities. Qualifying Facility status is available only for facilities located in the United States and certain of its protectorates.

FERC also implements the requirements of PUHCA 2005, which imposes certain obligations on "holding companies" that have direct and indirect interests in companies that own or operate facilities used for the generation of electricity for sale, which includes renewable energy facilities. As a general matter, PUHCA 2005 imposes an obligation on such holding companies and certain of their affiliates to maintain and make available to FERC various books, accounts, memoranda and other records relating to costs incurred by any affiliated electric utility company. Holding companies that own only EWGs, Qualifying Facilities or foreign utility companies are exempt from most of the PUHCA 2005 requirements.

State regulations related to the electricity industry

State regulatory agencies have jurisdiction over the rates and terms of electricity service to retail customers. In some states, the regulatory agency determines whether a customer may terminate its utility service in order to meet its needs with self generated power, or power from a non-utility third party, and whether the customer must pay a special charge for the right to "go off the grid" partially or completely.

As noted above, an EWG is not permitted to make retail sales. States may or may not permit Qualifying Facilities to engage in retail sales; however, Qualifying Facilities are exempt by FERC regulations from the most burdensome utility-type regulation by the relevant state regulatory authority.

In certain states, approval of the construction of new electricity generating facilities, including renewable energy facilities such as wind farms, has been centralized and is obtained from a state agency, with only limited ministerial approvals required from state and local governments. However, in many states the permit process for power plants (including wind farms) has not been centralized and instead remains principally subject to land-use and similar regulations of county and city governments. State-level authorizations may involve a more extensive approval process, possibly including an environmental impact evaluation and opposition by interested parties or utilities.

Environmental compliance

Construction and operation of wind generation facilities and the generation and transport of renewable energy is subject to environmental regulation by U.S. federal, state and local authorities. Typically, environmental laws and regulations require a lengthy and complex process for obtaining licenses, permits and approvals prior to construction, operation or modification of a project or generating facility. Prior to development, permitting authorities may require that wind project developers consider and address, among other things: impact to birds and other biological resources, noise impact, paleontological and cultural impacts, wetland and water quality impacts, compatibility with existing land uses and impacts to visual resources. In addition, projects which propose to impact federal land or other resources must generally prepare an environmental impact statement ("EIS") describing the environmental impacts of the project and alternatives. An EIS must be drafted in compliance with the National Environmental Policy Act ("NEPA"), which requires public review and involvement in the project's permitting process. For those projects located on Federal Bureau of Land Management ("BLM") land holdings, BLM has prepared a form environmental impact statement intended to reduce the time required to obtain permits to construct wind projects on their land.

Permits from other federal agencies may be required if federal lands, federally regulated natural resources, endangered species, or other areas of federal competence are involved or may be impacted by the construction or operation of a renewable energy facility. For example, wind farms which exceed 200 feet in height must meet the lighting and safety regulations of the Federal Aviation Administration. It is possible that wind farms may in the future be subject to further federal restrictions intended to minimize interferences with military radar systems.

Various states have also implemented environmental laws and regulations that impact renewable energy projects. Certain state environmental laws require the preparation of an environmental impact report similar to the federal impact statement, while some states require a meeting be held to solicit comments from affected local landowners and local authorities.

Renewable energy policies

Both the United States federal government and various state governments have implemented policies designed to promote the growth of renewable energy, including wind power. The primary U.S. federal renewable energy incentive program is the PTC, which was established by the U.S. Congress as part of EPACT 1992. Many states have passed legislation, principally in the form of RPS, which require utilities to purchase a certain percentage of their energy supply from renewable sources, similar to the Renewable Energy Directive in the EU.

Production Tax Credits

The PTC is a tax credit provided to the owners of certain renewable energy facilities, including wind, biomass, geothermal, small irrigation power, landfill gas and trash collection, that sell electricity to unrelated third parties. The PTC is based on a measured unit of output from the renewable energy source and provides a dollar for dollar offset of the wind facility owner's tax liability, effectively increasing the plant's revenue per unit of generation. PTCs originally accrued at the rate of 15 U.S. dollars per MWh, subject to adjustment for inflation. In 2007, the PTC rate is 20 U.S. dollars per MWh; however, it is reduced for any project that receives government grants or government-assisted financing or other federal income tax credits. The PTC is applicable for a ten-year period from the time a power production facility is placed into service. The PTC benefits only the owners of the facility, but if the owner of the facility is taxed as a partnership, the PTC is allocated to its partners. The PTC primarily benefits owners that have a U.S. tax liability against which to claim the tax credit, or who are able to put in place institutional investment structures whereby third party equity investors ultimately benefit from the PTCs.

The PTC legislation has historically been enacted for two to three year periods, subject to extension. The current PTC, extended by the Tax Relief and Health Care Act of 2006, is set to expire on January 1, 2009. While the PTC has consistently been extended, it has been allowed to expire three times before being subsequently extended, thereby creating a lapse period. In each case, the U.S. Congress applied the PTC retroactively to cover such lapse period, however the periodic expiration and lack of visibility with respect to extensions, affects the operation of the industry. On December 6, 2007, the U.S. House of Representatives passed a bill entitled, "The Energy Independence and Security Act of 2007," which would extend the PTC until 2012. The bill is pending before the Senate and, if passed, must be signed by the President to be made into law. There can be no assurance that the U.S. Congress will continue to extend the PTC. However, even if the PTC expires, wind farms that came online prior to the expiration of the current PTC would remain unaffected for a ten-year period beginning when the qualifying wind facility was placed in operation.

Modified Accelerated Cost Recovery System

Renewable energy projects also benefit from accelerated depreciation of certain major equipment components over a five-year period. Most of the renewable energy producers' assets qualify for the MACRS which provides additional tax benefits that are independent of electrical power output. The MACRS have been continuously available since 1987.

Renewable Portfolio Standards

Various state governments have taken an active role in the development of renewable infrastructures through the implementation of a RPS program. Generally, an RPS program is a state policy that mandates that a certain percentage of a utility's energy supplied to consumers within the state come from renewable sources, typically 10%-20% by 2010 or 2015, and, in certain cases, provide for various penalties for non-compliance. RECs are typically used in an RPS program as a tradable certificate demonstrating that a certain number of kilowatt-hours have been generated by a renewable resource. RECs are separate commodities from the underlying power that is generated by the resource. Pursuant to an RPS program, a utility is generally required to demonstrate, through its ownership of RECs, that it has supported an amount of renewable energy generation equal to the state-mandated RPS percentage.

Currently, approximately 24 states plus the District of Columbia have implemented RPS programs. Four additional states have established voluntary standards for renewable generation. A number of additional states are considering the implementation of RPS programs. Although there is currently no federal RPS program, there is pending legislation that, if passed, would require 15% of primary energy consumption to be from renewable energy by 2020.

Other incentives that state and localities have adopted to encourage the development of renewable resources include reduced property taxes, state tax exemptions and reimbursement on equipment. In addition, a number of states collect electricity surcharges on residential and commercial users and through public benefit funds invest some of these funds in renewable energy projects.

United Kingdom

Under the Renewable Energy Directive, the United Kingdom has targeted the generation of 10% of electricity from renewable energy sources by 2010. Recently, the United Kingdom announced a requirement that 15.4% of electricity sales in the United Kingdom be sourced from renewable sources by 2015 and its intention that 20% be sourced from renewable energy sources by 2020. Scotland has set more aggressive targets than the United Kingdom as a whole by setting a target that 18% of electricity sales in Scotland be produced from renewable sources by 2015 and 40% by 2020.

Additionally, national policy statements are being introduced for significant infrastructure projects (including the renewable energy sector), setting forth the need for the relevant infrastructure and the integration of national economic, environmental and social goals to deliver sustainable development. It is anticipated that the policy statements will consider objectives related to securing sufficient energy supplies, coping with the United Kingdom's increasing energy demand and promoting the reduction of carbon emissions. In Scotland, where planning is a devolved issue, national infrastructure projects will be held in the National Planning Framework, as set out in legislation proposed under the Planning etc. (Scotland) Act 2006.

In response to the current lengthy consent process for developing renewable energy facilities, on May 21, 2007, the U.K. government published a white paper entitled "Planning for a Sustainable Future," which sets out wide-ranging reforms to streamline the development consent process with the goal of reducing the time from application to decision on major infrastructure projects to under a year in the majority of cases. As provided in the white paper, it is anticipated that an independent infrastructure planning commission, which will make decisions on nationally significant infrastructure cases, will be operational by 2009.

Additionally, the reforms anticipate providing better advice to infrastructure project promoters on the preparation of development applications, including public consultation and earlier engagement with statutory environmental and heritage bodies.

Legal framework

The legal framework for the regulation of electricity in Great Britain is implemented through the Electricity Act 1989, the Competition Act 1998, the Utilities Act 2000 and the Enterprise Act 2002.

The Electricity Act 1989 allowed for the privatization and initial restructuring of the electricity industry in Great Britain, which in turn allowed for the regulated transmission and distribution of electricity and a competitive market in the generation and supply of electricity, while maintaining separate markets in Scotland and England and Wales. This was further developed by the New Electricity Trading Arrangements (NETA) introduced in England and Wales in 2001 and thereafter extended to all of Great Britain by the British Electricity Transmission and Trading Arrangements (BETTA) in 2005.

The Utilities Act 2000 created the Gas and Electricity Markets Authority as the body responsible for the regulation of the electricity industry in Great Britain. The Gas and Electricity Markets Authority determines strategy, sets policy priorities and makes decisions on a range of matters, including price controls and enforcement. In practice the Office of Gas and Electricity Markets ("OFGEM") undertakes these functions on behalf of the Gas and Electricity Markets Authority. Under the provisions of the Utilities Act 2000, OFGEM, on behalf of the Gas and Electricity Markets Authority, grants licenses for generation, transmission, distribution and supply of electricity. The Secretary of State for Business, Enterprise and Regulatory Reform determines and publishes standard conditions to be published in each type of electricity license but has no role in the subsequent modification of standard conditions other than a power of veto over modifications proposed by OFGEM. OFGEM reviews those license conditions and also enforces compliance either through powers available in the license itself or in terms of the Competition Act 1998 and Enterprise Act 2002.

License requirements and consents

Power stations of over 50 MW (or 1 MW if in territorial waters) require consent of the Secretary of State under Section 36 of the Electricity Act 1989. On granting such consent, the Secretary of State may also direct that planning permission for the development and any ancillary development shall also be deemed to be granted, subject to certain specified conditions. Such conditions will always include, either expressly or implicitly through statute, the requirement to implement the development within three years; otherwise the planning permission will expire.

Consents under Section 37 of the Electricity Act 1989 are required if electric lines are to be installed or kept installed above ground. Section 37 consent applications are considered and determined in a manner similar to the manner in which Section 36 applications are considered. Consents under Sections 36 or 37 of the Electricity Act 1989 are not required for electric lines with a nominal voltage of 20 kV or less used to supply a single consumer, electric lines within premises in the occupation or control of the person responsible for its installation or such other cases as may be prescribed.

Compliance with industry codes

All directly connected power stations are required to accede to the Connection and Use of System Code ("CUSC") by way of a CUSC Accession Agreement, which is the framework contract under which the CUSC becomes legally binding. All power stations capable of exporting 100 MW or more to the total system normally require a license, and all holders of a license are required to accede to the CUSC and sign the Balancing and Settlement Code ("BSC"). License-exempt users may choose to sign the BSC and accede to the CUSC, and users who are registered within the BSC may choose to participate in the Balancing Mechanism ("BM").

Users who are party to the CUSC are bound by and must comply with relevant parts of the code which governs connections to and use of the high voltage transmission network, and have an obligation to pay any relevant charges in accordance with the charging statements. If a generator is to be connected to a distribution network operator's system (i.e., embedded) then it will be required to sign a Bilateral Embedded Generation Agreement to provide access to the transmission network. Alternatively if an embedded generator is a large license exemptible power station located in Scotland (not available in England and Wales) then it will be required to sign a Bilateral Embedded License Exemptible Large Power Station Agreement. If works are needed to connect the generator then it will be required to sign a construction agreement setting out the responsibilities, timescales, milestones and financial aspects of the arrangement.

Environmental compliance

The renewable power generation sector in the United Kingdom is also subject, directly and indirectly, to a number of environmental laws and regulations relating to matters including waste management, contaminated land remediation, aquatic discharges, water quality, biodiversity, air emissions and civil protection. Wind farm projects do not typically require any material environmental consents or permits in addition to the site planning permission or Section 36 Electricity Act 1989 development. Prior to the issuance of consents or permits for a renewable energy generation project, it is likely that an environmental impact assessment will be required under the auspices of the EIA Directive (on the assessment of the effects of certain public and private projects on the environment), the Town and Country Planning (Environmental Impact Assessment) (England and Wales) Regulations 1999 or the Environmental Impact Assessment (Scotland) Regulations 1999 or, depending on the scale of the project the Electricity Works (EIA)(Scotland) Regulations 2000 or the Electricity Works (EIA)(England and Wales) Regulations 2000.

Rules common to all renewable energy sources

The legal framework for renewable energy in the United Kingdom is created through secondary legislation under section 32 of the Electricity Act 1989, which is regulated by the Department for Business, Enterprise and Regulatory Reform (formerly known as the Department of Trade and Industry) and the OFGEM. There are currently two parallel renewable energy regulatory regimes in the United Kingdom.

The first is an older regime which only applies to existing projects contracted under that regime and is regulated in England and Wales under the Electricity (Non-Fossil Fuel Sources) (England and Wales) Orders of 1994, 1997 and 1998, in Scotland under the Electricity (Non-Fossil Fuel Sources) (Scotland) Orders of 1994, 1997 and 1999 and in Northern Ireland under three Non-Fossil Fuel Orders passed in the 1990s. Under this regime, qualifying renewable energy generators are party to long-term fixed-price PPAs with the Non-Fossil Purchasing Agency Limited ("NFPA"), or its subsidiary NFPA Scotland Limited, whereby qualifying renewable generators sell renewable energy to NFPA at a fixed price. The output from these generators is sold as a bundled package (power, ROCs and LECs) to licensed suppliers through on-line auctions. These auctions are held bi-annually and sell six monthly contracts in advance of generation. Licensed suppliers who bid the highest price at the auction for the bundled package will be awarded the contract for that generating site. The price paid at auction has no bearing on what the payment the generator receives. If prices paid at the auction are higher than the "fixed price," the excess funds are paid into the Fossil Fuel Levy ("FFL") fund. If the prices paid at auction are below the "fixed price," then the FFL is used to make up the shortfall to the value of the "fixed price" contract. If funds in the FFL are not sufficient, then a tax called the fossil fuel levy could be re-introduced by Government to make up the shortfall (this is currently set at zero).

The current regime, introduced in April 2002 under the Utilities Act 2000, applies to all eligible renewable energy projects not regulated under the old regime and is regulated in England and Wales under the Renewables Obligation Order 2007, in Scotland under the Renewables Obligation (Scotland) Order (2007) and in Northern Ireland by the Renewables Obligation Order (Northern Ireland) 2006 ("NIRO") (collectively referred to as "RO Orders"). Under the RO Orders, licensed suppliers of electricity in England, Wales, Scotland and Northern Ireland must ensure that a certain percentage of supplies provided to their customers are from designated "eligible" renewable energy sources. The percentage of electricity required to be sourced from renewable sources is 7.9% in 2007 and 2008, increasing annually to 10.4% in 2010, 13.4% in 2013 and 2014 and 15.4% in 2015. The former DTI and the Scottish Government (formerly known as the Scottish Executive) in Great Britain agreed that (i) Northern Irish obligations should operate alongside the two existing Great Britain obligations, which implies a high degree of consistency between the three obligations but (ii) that the NIRO level be decoupled from the renewable energy target. The NIRO level is set at 6.3% for 2012/2013.

Renewable energy support measures

Renewable Obligation Certificates

Energy suppliers must demonstrate their compliance with the RO Orders through a certification system using Renewable Obligation Certificates ("ROCs," and "GBROCs" in Great Britain and "NIROCs" in Northern Ireland). ROCs are environmental certificates issued to eligible renewable energy generators. Currently, eligible generators receive one ROC for each MWh of eligible output generated.

On January 5, 2007, the government drafted the "Reform of the Renewables Obligation and Statutory Consultation on the Renewables Obligation Order 2007," which proposed banding, or grouping, the RO Orders to provide differentiated levels of support for different technologies. The government believes that banding the RO Orders will provide flexibility that will allow increased renewable energy generation in the coming years to meet its targets. The government has proposed that if it reaches its targets of 10% of energy from renewable sources by 2010 and 15% by 2015, then it will target 20% by 2020.

The various bands are: established, reference, post-demonstration and emerging technologies. The established band consist of technologies, such as landfill gas and sewage gas, which are relatively mature and require low levels of capital investment. Under the proposal, the established band will receive 0.25 ROCs per 1 MWh. The reference band consists of technologies, such as onshore wind and hydro-electric, which are relatively mature but require significant capital investment. Under the proposal, the reference band will continue to receive one ROC for each MWh of eligible output generated. The post-demonstration band consists of technologies, such as offshore wind and dedicated biomass power stations, where the technology is relatively developed but the commercial generation presents significant challenges. Under the proposal, the post-demonstration band will receive increased compensation, from one ROC per 1 MWh, to 1.5 ROCs per 1 MWh. The emerging band consists of technologies, such as wave, tidal stream and solar photovoltaic, which need to show much greater reductions in costs to increase their future growth. Under the proposal, generators in the emerging band will receive 2 ROCs per 1 MWh. The changes are expected to be effective in April 2009 and remain fixed until March 2013.

Remuneration related to ROCs includes the buy-out price and the recycle premium. Suppliers, who must obtain a certain number of ROCs, choose to either purchase ROCs from eligible renewable generators or pay a buy-out price of £34.30 per MWh of shortfall for 2007-2008. This buy-out price is subject to annual increases on the basis of the retail sale price index. The buy-out money is then paid into a fund (the buy-out fund) that is divided annually among the suppliers who have complied in whole or in part with their ROC production obligation, in proportion to their ROC contribution. The fund distribution provides further commercial incentives for suppliers to meet the RO Orders through the purchase of ROCs rather than paying the buy-out price because only suppliers who have produced their obligatory ROCs, and not those who have paid the buy-out price, share in the distribution, called the recycle premium, from the buy-out fund.

Following a payment shortfall in the fund in 2003 of £23 million, two measures were put in place. First, a surcharge on late payments was implemented to provide a further deterrent to suppliers making late payments to the buy-out fund. This late payment period runs for two months from the deadline for compliance. If suppliers fail to make their payment in full by this deadline, OFGEM (or NIAER in Northern Ireland) will decide what enforcement action is required. The surcharges form a separate fund (the late payments fund), which sits alongside the buy-out fund, and are paid to suppliers by the first January immediately following the late payment period in proportion to their discharged obligation. Second, in the event of a shortfall in the buy-out fund (which is not picked up in the late payment fund), all of the other licensed electricity suppliers are required to make-up the shortfall according to their proportionate renewable obligation. This form of collection insurance is intended to ensure that if the shortfall is more than 10% of the total buy-out fund, there is no reduction in payments. While all suppliers will have to contribute according to their respective proportionate renewable energy obligations, only those presenting ROCs (and the generators who supplied them) will benefit.

Levy Exemption Certificates

The Finance Act 2000 introduced the Climate Change Levy ("CCL"), which applies in England, Wales and Northern Ireland and is an environmental tax, levied on the supply of certain commodities, such as electricity, gas and coal, which are charged by energy suppliers to final business consumers. Electricity produced and bought from eligible renewable sources is exempt from CCL. This tax is paid by end users and is collected by suppliers. Homes and most non-profit organizations do not pay CCL.

To promote the most environmentally sustainable generation and supply of energy, the consumption of electricity coming from certain renewable sources, such as onshore and offshore wind, biomass, solar, hydroelectric and tidal, is exempt from CCL. For each megawatt hour produced by a certified renewable energy generator, OFGEM (or NIAER in respect of electricity generated or supplied in Northern Ireland or the Republic of Ireland) issues a LEC. The value of the LEC depends on the amount of CCL avoided, the face value of which is currently set at £4.41 per MWh for 2007 under the Finance Act 2000 and £4.56 per MWh for 2008 under the Finance Act 2007. As a result, CCL provides incentives for suppliers to buy energy from renewable energy generators because suppliers can either increase their competitiveness in the market and pass on the savings to the business consumers or can continue to charge business consumers the levy (although itself exempt from the levy) and benefit from increased profits. These benefits enable generators of renewable energy to charge a corresponding premium to suppliers.

Triad avoidance benefits

Small renewable generators, or "embedded generators" that are connected to the low voltage regional electricity distribution network rather than to the high voltage transmission network operated by the National Grid Electricity Transmission plc, are also entitled to additional benefits. In accordance with the National Grid Electricity Transmission plc's policies, suppliers can avoid certain charges during three particular peak periods (the "Triad"), if the embedded generator with whom the supplier has contracted generates electricity during the Triad. This is known as Triad avoidance benefits (or "Embedded Benefits"). Generators also benefit by negotiating with the suppliers to obtain a share of the Triad benefits. OFGEM has proposed changing the policy to remove Embedded Benefits to generators.

Greece

Under the Renewable Energy Directive, Greece has targeted the generation of 20.1% of electricity from renewable energy sources by 2010.

Rules common to all renewable energy sources

On June 27, 2006, Greece implemented Law No. 3468, which relates to renewable energy generation and cogeneration of electricity and heat of high efficiency. Law No. 3468 introduces a special legal framework for renewable energy sources.

Law No. 3468 imposes similar purchase obligations on the respective system/network operators with respect to both the electricity transmission system operator ("DESMIE") and the non-interconnected network islands network operator, DEI. Law No. 3468 gives renewable energy projects priority access to the grids as well as during load allocation.

In accordance with the former regulatory framework, Law No. 3468 allows producers of renewable energy to enter into ten-year PPAs, renewable once for a further 10 years, with the network or system operator. Existing renewable-source power purchase contracts may also be extended for a further 10 years, with pricing determined according to the relevant provisions of the new law.

In addition, Law No. 3299/2004, which sets out the general framework for investment support of projects, provides for various financial incentives for renewable generation including direct project subsidies, tax exemptions and, during the first three years of a project, government assistance with salary payments.

It is expected that the Minister of Development will call for proposals with respect to renewable energy generation subsidies as part of the fourth regulatory program of community support for the years 2007 through 2012.

Administrative procedures and authorizations

Under Greek law, a renewable energy generator must obtain the following permits before constructing and operating a renewable energy generation facility: (i) production, (ii) installation, (iii) operation and (iv) environmental permits. The Ministry of Development must grant a production permit or an exemption therefrom, under the advice of the Regulatory Authority for Energy, which is effective for a term of 25 years and may be renewed for up to 25 years. An installation permit is valid for two years and may be extended by a maximum of two years, provided that a portion of the work has been completed corresponding to at least 50% of the project's budget. Operation permits are granted by competent authorities based on the renewable technology, are valid for twenty years and may be renewed for an equal period of time.

Law No. 3468 exempts certain small renewable energy facilities from the requirement to obtain a production license, including those generators with installations located on their property or on other adjacent properties owned by them producing electricity from (i) wind energy with an installed capacity less than or equal to 20 kW, if the farms are located in isolated microgrids; (ii) farms with an installed capacity less than or equal to 40 kW if the farms are located on the rest of the islands that are not connected to the mainland's interconnected system; or (iii) farms with an installed capacity less than or equal to 50 kW if the farms are located on the interconnected system.

In order to encourage construction of renewable energy producing projects, Law No. 3468 provides for the Ministry of Development to establish a high level commission to resolve installation and operation licensing problems of investment projects of significant magnitude (i.e., projects with more than 30 MW installed capacity or exceeding a total investment budget of €30 million) as well as the establishment of a national committee for the coordination of competent authorities with respect to the installation and operation licensing of renewable energy projects with less than 30 MW installed capacity or with a total investment budget of less than €30 million.

Environmental compliance

Law No. 3468 makes preliminary environmental assessment and evaluation a prerequisite for obtaining any renewable electricity generation license. In accordance with the regulatory framework envisaged by Law No. 3468, Ministerial Decision No. 104247 of May 26, 2006 provides for the procedure for the preliminary environmental assessment, evaluation and approval of the environmental terms of renewable energy generation projects. This Ministerial Decision introduces extensive and detailed procedural provisions for applications coming before the competent authorities for the preliminary environmental assessment and evaluation of renewable energy generation projects. It also provides for the conditions necessary for the approval of the environmental terms of the projects. The decision provides limited extensions during which the authorities must adjudicate on the environmental conditions, provided that the approval of the environmental conditions of the project is a prerequisite for obtaining all other necessary permits or licenses for the operation of the project.

Ministerial Decision No. 104248 issued on May 26, 2006 requires that certain content, documentation and other data be provided with respect to the environmental impact of the projects.

Law No. 3468 provides that the approval of environmental terms shall be for an initial period of 10 years, which may be renewed several times for the same amount of time.

Purchase tariffs for energy from renewable sources

Under the previous law, the rate-making orders of renewable energy were calculated with respect to medium and low-voltage domestic end-use tariffs. Under Law No. 3468, the rates are initially fixed but adjust annually, based on weighted adjustments of the approved accounts of the Public Power Corporation.

The new rules on pricing of electricity produced from renewable sources differentiate between renewable energy sources that are inter-connected to the transmission system and those stations located on non-interconnected islands. For wind energy, the new price is €75.82 per MWh for interconnected wind farms and €87.42 per MWh for wind farms located on non-interconnected islands. Offshore wind farms receive €92.82 per MWh, irrespective of the type of connection to the transmission system. In addition to these purchase tariffs we also received investment subsidies which typically cover approximately 25%-30% of the cost of the investment. The producers pay as a special levy 3% of the price that they receive from the network operator for their output of renewable energy; this is withheld directly by the network operator and given to the local authorities where the power stations are situated.

France

The electricity industry in France is governed primarily by Act 2000-108 (amended by Acts 2004-803 and 2006-1537) ("Act 2000"), passed on February 10, 2000, which governs the modernization and development of public energy services and is the general legislative framework for the operation of wind facilities in France. The operation of wind facilities in France is also subject to the provisions of the French environmental and construction code.

Renewable energy regulations

Act 2000 provides that under certain circumstances, operators of wind facilities may enter into long-term agreements for the purchase and sale of energy with EDF, which requires obtaining a certificate from the local government.

The tariffs for the long-term agreements with EDF ("EDF Agreements") are set by Order of July 10, 2006, which establishes three stages of determining the tariff, depending on the number of contractual years that have elapsed. For onshore wind the tariffs are as follows:

- *First stage.* During the first ten years of the EDF Agreement, EDF pays a fixed annual tariff, which is €82.0 per MWh for applications made during 2006. The tariff is amended annually based, in part, on the inflation index.
- *Second stage.* During years eleven to fifteen of the EDF Agreement, the tariff is based on the annual average percentage of energy produced during the wind facility's first ten years of operation; however, wind facilities located at sites yielding less than 2,400 hours per year will receive the same level of compensation as in the first stage. For wind facilities located at sites with 2,800 and 3,600 or more hours per annum, the compensation decreases to €68 per MWh and €28 per MWh, respectively, for applications made during 2006. For wind facilities with between 2,800 and 3,600 hours per annum, the

compensation is calculated by linear interpolation between €68 per MWh and €28 per MWh, respectively. These tariffs are also amended annually based, in part, on the inflation index.

- *Third stage*. Beginning in year 16 of the EDF Agreement, there is no specific support structure and the wind energy generators sell their electricity at the market price.

Poland

The legislation applicable to renewable energy is primarily contained in an energy act passed on April 10, 1997, which has since been amended by the Act of July 24, 2002 and the energy act of April 2, 2004, which came into effect in January 2005 (together, the "Energy Act").

Renewable energy regulations

Pursuant to the Energy Act, as amended, all renewable energy must receive a certificate of origin (the "Certificate"), which is issued by the energy regulator, Urzad Regulacji Energetyki ("URE"), and is tradable on the market. The Certificate states the generating company, information regarding the source and amount of the renewable energy generated and the period in which it was produced.

The Energy Act imposes an obligation on conventional generators, suppliers and marketers (the "Obligees") to acquire a certain percentage of their energy from renewable sources. For 2007, the required percentage is 5.1%, which is scheduled to increase to 7.0% in 2008, 8.7% in 2009 and 10.4% in 2010-14. To achieve the necessary percentage of Certificates, the Obligees must enter into bilateral agreements with the renewable energy producers, who deliver the Certificates to them. Obligees who do not meet their required percentage obligation are required to pay a fine into the National Fund for Protection of the Environment and Economical Use of Water which was 242.40 PLN per MWh (equivalent to €62.64 per MWh based on the exchange rate as of March 31, 2007 given by the National Bank of Poland of 3.8695 PLN = €1.0000) in 2007.

Under the Energy Act, suppliers must purchase all of the electricity coming from renewable facilities connected to their networks. The minimum price is determined by the Chairman of URE on March 31st of each year, based on the average market price for the previous calendar year, which for 2007 is 119.70 PLN per MWh (equivalent to €30.93 per MWh based on the exchange rate as of March 31, 2007 given by the National Bank of Poland of 3.8695 PLN = €1.0000). Additionally; producers of renewable energy receive other amounts in addition to the market price, including amounts received from the sale of environmental certificates and amounts received from the support mechanisms discussed below.

In addition, the government allows for the following renewable energy support measures: (i) a 50% reduction in the cost of connection to the distribution network for electricity coming from renewable sources; (ii) priority for electricity coming from renewable energy sources; (iii) the exemption for renewable energy companies which produce less than 5 MW from paying fees associated with obtaining licenses and Certificates; (iv) certain tax exemptions; and (iv) subsidies and preferential loans for the use of renewable energy.

U.S. Gas Industry Regulation

Overview

Under the Natural Gas Act of 1938 (the "NGA"), FERC has jurisdiction over the transportation and storage of natural gas in interstate commerce, as well as certain sales of natural gas in interstate commerce. Pursuant to that authority, FERC subjects interstate transportation and storage providers to regulations relating to construction, ownership, operation and abandonment of interstate transportation and storage infrastructure; the provision and abandonment of interstate transportation and storage service; accounting and reporting requirements; rates for service; and related matters.

Originally, the NGA also granted FERC authority to regulate the wholesale sale of natural gas in interstate commerce. Under the Natural Gas Policy Act of 1978 (the "NGPA") and the Natural Gas Wellhead Decontrol Act of 1989 (the "Decontrol Act"), the U.S. Congress substantially restricted FERC's authority over the wholesale sale of natural gas in interstate commerce, in large part deregulating wholesale sales of natural gas. FERC has granted blanket authority to all persons to make sales of natural gas in interstate commerce, provided such sales comply with established rules and parameters, and FERC continues to exercise significant oversight with respect to transportation and storage of natural gas services in interstate commerce.

The Commodity Futures Trading Commission ("CFTC") also has certain authority over a gas merchant business. In particular, under the Commodity Exchange Act ("CEA") and the Commodity Futures Modernization Act ("CFMA"), the CFTC has authority to enforce the anti-manipulation provisions of the CEA in the context of natural gas sales activities that involve alleged fraud or market manipulation. In particular, the CFTC has recently brought a significant number of actions to enforce the anti-manipulation provisions of the CEA in the context of natural gas trading.

Federal authorizations and administrative procedures

Interstate natural gas transportation and storage companies operate under comprehensive FERC oversight. For example, interstate natural gas companies must obtain a certificate of public convenience and necessity from FERC under Section 7(c) of the NGA prior to construction or operation. Except as otherwise permitted by FERC, operational facilities are required to comply with FERC's generally applicable open-access tariff requirements, including non-discriminatory capacity allocation rules for the sale or assignment of transportation and storage services, and to subject themselves to NGA rate review.

Section 311 of the NGPA allows a provider of intrastate transportation and storage services under the authority of its local state government to provide such services in interstate commerce without otherwise subjecting the service provider to full FERC regulations under the NGA. Intrastate facilities that provide FERC-jurisdictional services under Section 311 of the NGPA are not as pervasively regulated by FERC as those regulated under Section 7 of the NGA. Also, FERC has issued regulations that grant similar authority to companies exempt from FERC's jurisdiction under the so-called "Hinshaw" exemption to the NGA, 15 U.S.C. § 717(c), and to certain non-jurisdictional local distribution companies ("LDC"). These Section 311 and Hinshaw/LDC transportation and storage providers are subject to certain FERC regulations, including a requirement to file with FERC a statement of operating conditions that governs how they will engage in transportation and storage activities. Section 311 and Hinshaw/LDC storage providers are also required to file semi-annual storage reports within 30 days of the end of each complete storage injection and withdrawal season. Section 311 and Hinshaw/LDC providers must make a rate election for their interstate service (e.g., cost-based or market-based rates), which may or may not be approved by FERC on the particular terms requested. While the Commission evaluates Section 311 and Hinshaw/LDC providers' transportation and storage rate proposals under the same general principles as those used to evaluate the rates of interstate pipelines subject to the NGA, the rate review applicable to Section 311 and Hinshaw/LDC providers is subject to a "fair and equitable" standard, as opposed to the just and reasonable standard under Sections 4 and 5 of the NGA.

FERC requires interstate transportation and storage providers authorized under Section 7 of the NGA to file tariffs that are designed to ensure the underlying services are offered and administered on a non-discriminatory basis. Among other things, the tariffs establish criteria for requesting service, evaluating requests for service, allocating capacity, and administering the physical operations of the transportation or storage system. Tariffs are also designed to standardize business practices across the industry to create a more integrated and efficient national grid. The statement of operating conditions that FERC requires Section 311 and Hinshaw/LDC providers to file is far less detailed, but similar in function to a tariff, providing public notice of the terms and conditions under which non-discriminatory services on the system will be offered.

For providers subject to regulations promulgated under authority of the NGA, FERC regulates the assignment of the rights to interstate transportation and storage service. FERC has established rules and regulations to govern these releases in the secondary market. Under FERC's regulation, all temporary or permanent releases of regulated capacity must take place in accordance with prescribed regulations and tariff provisions.

Current FERC policy, whether under the NGA or the NGPA, supports the granting of market-based rate authority, as a means of attracting capital investment to the natural gas storage market in an effort to ensure that sufficient storage capacity will be available to meet anticipated increases in market demand, provided that customers can access storage services at fair and equitable (or "just and reasonable") rates. When reviewing an application for authority to provide services at market-based rates, FERC requires the applicant to establish that it and its affiliates either do not have, or have adequately mitigated, market power in storage capacity and deliverability in the relevant geographic area. As a result of new Section 4(f) of the NGA, which was added as part of the Energy Policy Act of 2005, FERC now allows jurisdictional natural gas storage providers to provide service at market-based rates even if they cannot show that they lack market power. Applicants seeking market-based rate authorization under this policy must show that such authorization is in the public interest; is necessary to encourage the construction of storage capacity in the area needing storage services; adequately protects customers; and is subject to periodic review.

Following a grant of market-based rate authority, FERC continues to monitor and ensure that the rates charged by the provider are just and reasonable (or, if under the NGPA, fair and equitable), and retains the tools necessary to enforce such standard.

Federal safety regulations

Within the U.S. Department of Transportation's ("DOT") Pipeline and Hazardous Materials Safety Administration, the Office of Pipeline Safety ("OPS") regulates the safety standards for natural gas pipeline facilities under the Natural Gas Pipeline Safety Act of 1968, as amended, and the Pipeline Safety Improvement Act of 2002, pursuant to which the DOT has established requirements relating to the design, installation, testing, construction, operation, replacement and management of pipeline facilities. OPS pipeline safety regulations also require operators of gas and hazardous liquid pipelines to conduct programs for qualification of pipeline personnel. The purpose of the qualification programs is to ensure that individuals performing certain safety-related tasks on pipelines, called covered tasks, are qualified to perform those tasks.

Operators must evaluate the individual's ability to perform the covered task and to respond to abnormal conditions and reevaluate the individual's ability at appropriate intervals after initial qualification. With regard to stand-alone natural gas storage operators, OPS safety regulations do not govern underground storage formations, but certain regulations do apply to storage field piping (i.e., the pipeline facilities that transport gas within the storage field).

State authorizations and administrative procedures

Natural gas storage activities can be regulated at the state or federal level, or both. Storage facilities that are purely intrastate (i.e., they do not provide service in interstate commerce) are regulated at the state level, provided authorization is not sought to become a Section 311 or Hinshaw/LDC provider as described above. Storage facilities that provide, or are expected to provide, service in interstate commerce, including via interconnections with interstate pipelines, are regulated at both the state and federal levels.

In Texas, all natural gas construction and operational activities are subject to regulatory oversight by the Texas Railroad Commission (the "TRRC"). Similarly, all natural gas construction and operational activities in New Mexico are subject to regulatory oversight by the New Mexico Energy, Minerals and Natural Resources Department. While there can be state and local regulation of interstate storage or pipeline facilities, such regulations cannot conflict with or obstruct the implementation of federal authorizations granted under the NGA without being subject to federal preemption.

Storage facilities subject to TRRC commercial regulation are required to provide storage and storage-related services under an open access policy, which is designed to ensure that such services are provided on a not unduly discriminatory basis.

U.S. Regulations Applicable to Thermal Energy

The same federal and state laws and regulations that are applicable to renewable energy facilities and sales therefrom are generally applicable to thermal generation, such as natural gas-fired facilities—i.e., the federal government regulates the wholesale sale of electric energy in interstate commerce, and the states regulate the construction of electric generating facilities and retail electricity sales. On the federal side, FERC regulates the owners of thermal generating facilities that make wholesale sales of electric energy as public utilities under the FPA. Among other things, public utilities are subject to rate and financial regulation by FERC, and FERC has the authority to review and approval certain mergers and acquisitions involving public utilities.

An entity that is engaged exclusively in the business of owning and/or operating thermal generating facilities and selling electric energy at wholesale may qualify as an EWG. The owner of a thermal energy facility that has been certified as an EWG in accordance with FERC's regulations is subject to the FPA and to FERC's ratemaking jurisdiction, but FERC typically grants EWGs the authority to charge market-based rates as long as the EWG can demonstrate that it does not have, or has adequately mitigated, market power and cannot otherwise erect barriers to market entry. FERC generally grants an EWG waivers from many of the requirements that are otherwise imposed on public utilities under the FPA.

Cogeneration facilities that meet certain operating and efficiency standards and whose thermal output is deemed to be used in a productive manner by the facility's steam host may qualify as "Qualifying Facilities" under PURPA. Cogeneration Qualifying Facilities are exempt from certain provisions of the FPA, including the accounting and reporting requirements, and mergers and acquisitions oversight, facility disposition regulations and several other provisions of the FPA. Additionally, cogeneration Qualifying Facilities with a generating capacity of 20 MW or less are exemption from FERC's ratemaking authority under the FPA. Qualifying Facilities that are not located in organized markets have the right to require an electric utility to purchase power generated by such Qualifying Facilities. All Qualifying Facilities have the right to require electric utilities to interconnect it with the utility's electric system, and to purchase firm power service, back-up power, and supplementary power from an interconnected electric utility at reasonable and non-discriminatory rates. Finally, a Qualifying Facility is exempt from the laws of the states which otherwise regulate the ownership, rates and terms of sales, corporate governance, and financing of electric utilities. Qualifying Facility status is available only for facilities located in the United States and certain of its protectorates.

FERC also implements the requirements of PUHCA 2005, which imposes certain obligations on "holding companies" that have direct and indirect interests in companies that own or operate facilities used for the generation of electricity for sale, which includes thermal energy facilities. As a general matter, PUHCA 2005 imposes an obligation on such holding companies and certain of their affiliates to maintain and make available to FERC various books, accounts, memoranda and other records relating to costs incurred by any affiliated electric utility company. Holding companies that own only EWGs, Qualifying Facilities or foreign utility companies are exempt from most of the PUHCA 2005 requirements.

Permits from other federal agencies may be required if federal lands, federally regulated natural resources, endangered species, or other areas of federal competence are involved or may be impacted by the construction or operation of a thermal energy facility.

With few exceptions, state regulatory agencies and local governments have the jurisdiction to approve the construction of new electric generating facilities, including thermal facilities. State regulatory agencies have jurisdiction over the rates and terms of electricity service to retail customers. In some states, the regulatory agency determines whether a customer may terminate its utility service in order to meet its needs with self generated power, or power from a non-utility third party, and whether the customer must pay a special charge for the right to "go off the grid" partially or completely.

BOARD OF DIRECTORS AND MANAGEMENT

Board of Directors

At present, our board of directors is comprised of 15 members including the chairman. Our bylaws approved by the general shareholders' meeting of November 5, 2007 provide for a board of directors consisting of between eight and 15 members, the majority of which must be external (*consejeros externos*). The external directors may be: (i) proprietary directors, who are shareholders or whose appointment has been proposed by shareholders; (ii) independent directors, who are able to carry out their functions independently and do not otherwise have any relationship with the Company, significant shareholders or managers; (iii) other external directors. One third of our directors are independent, in accordance with the *Código Unificado de Buen Gobierno* (the "Unified Code of Good Governance") approved by the Council of the CNMV on May 22, 2006. Directors are elected by our shareholders to serve for a five-year term and may be re-elected one or more times for identical periods of time.

Our board of directors is responsible for our policies and management, and establishes, upon the recommendations of management, our strategic, accounting, organizational and financing policies. Our board of directors is also responsible for appointing a delegated executive committee comprised of three to six members, an audit committee consisting of at least three members, a nominating and compensation committee comprised of three to five members and can create additional committees and commissions as are needed to carry out the board's functions.

The table below sets forth the members of our board of directors, the date of their first appointment, and their respective age, title, and type of directorship.

Name	Date of First Appointment	Age	Title	Type of Director
José Ignacio Sánchez Galán	2007	57	Chairman	Proprietary(1)
Xabier Viteri Solaun	2007	47	CEO	Executive
María Helena Antolín Raybaud	2007	41	Director	Independent
Alberto Cortina Koplowitz	2007	36	Director	Proprietary(1)
Luis Ángel Chicharro Ortega	2007	52	Director	Independent
Carlos Egea Krauel	2007	60	Director	Proprietary(1)
Julio Fermoso García	2007	59	Director	Proprietary(1)
Marcos Antonio Fernández Fermoselle	2007	45	Director	Proprietary(1)
Juan Pedro Hernández Moltó	2007	55	Director	Proprietary(1)
Santiago Martínez Lage	2007	61	Director	Independent
Manuel Moreu Munaiz	2007	54	Director	Independent
José Luis San Pedro Guerenabarrena	2007	61	Director	Proprietary(1)
Javier Sánchez-Ramade Moreno	2007	50	Director	Proprietary(1)
José Sainz Armada	2007	48	Director	Proprietary(1)
Álvaro Videgain Muro	2007	56	Director	Independent
Ana Isabel Buitrago Montoro	2007	38	General Secretary & Board Secretary	Non-member
Regina Reyes Gallur	2007	41	Vice Secretary	Non-member

(1) Appointed on proposal of Iberdrola, S.A.

Biographical information

José Ignacio Sánchez Galán (born 1950) is the chairman of the board of directors. Mr. Sánchez Galán has held various management positions at Sociedad Española del Acumulador Tudor, S.A. (now Grupo Exide). He has also served as director and general manager of Industria de Turbo Propulsores, S.A. (ITP), chairman of the German consortium Eurojet, chief executive officer of Airtel Móvil (now Vodafone España) and a member of the supervisory board of Nutreco Holding N.V.

Mr. Sánchez Galán is currently chairman and chief executive officer of Iberdrola, S.A., and Iberdrola Inmobiliaria, S.A. and chairman of Scottish Power Ltd. and El Desafío Español 2007, S.A., the company that manages Spain's entry in the America's Cup. He is also a director of Page Ibérica, S.A. and of Bodegas Matarromera, S.L.

Mr. Sánchez Galán is a member of the board of trustees at the following institutions, among others: Fundación Príncipe de Asturias, Fundación Cotec, Fundación Carolina, Fundación Museo Guggenheim de Bilbao, Fundación Universitaria Comillas-ICAI, Fundación Universidad Pontificia de Salamanca, Fundación General Universidad de Salamanca, and Fundación Consejo España-Estados Unidos, and serves on the Advisory Committee for the Prince of Asturias Endowed Chair of Information Science and Technology of the University of New Mexico (USA). Mr. Sánchez Galán is also a member of the Círculo de Empresarios Vascos, the Círculo de Empresarios (Madrid), the Círculo de Economía, and the Asociación para el Progreso de la Dirección (APD), as well as of the American Management Association. In addition, Mr. Sánchez Galán has been a professor at the School of Industrial Engineers of ICAI at Universidad Pontificia de Comillas.

Mr. Sánchez Galán holds a degree in Industrial Engineering from Escuela Superior Industrial ICAI of Universidad Pontificia de Comillas (Madrid), a degree in Business Administration and Foreign Trade from ICADE at Universidad Pontificia de Comillas (Madrid), and a degree in Business Administration and Foreign Trade from the Escuela de Organización Industrial (EOI) of Madrid.

Xabier Viteri Solaun (born 1960) is a member of our board of directors and our chief executive officer. Mr. Viteri Solaun is currently a member of the boards of Eólicas de Euskadi, S.A. and Rokas, S.A. Mr. Viteri Solaun has developed his professional career in the renewable energy sector within the Iberdrola, S.A. Group and has held management positions in several of Iberdrola, S.A.'s subsidiaries. Mr. Viteri Solaun holds a degree in Electrical Industrial Engineering from the Escuela Técnica Superior de Ingenieros Industriales de Bilbao and a PDG from IESE.

María Helena Antolín Raybaud (born 1966) is a member of our board of directors. Ms. Antolín Raybaud is currently director of corporate strategy and a member of the board of directors of Grupo Antolín-Irausa. Ms. Antolín Raybaud has held a variety of positions with Grupo Antolín, including director of quality, organization and communication and in 1996, was appointed director of Grupo Antolín-IPV, and later director of development for Grupo Antolín-Irausa. Ms. Antolín Raybaud holds a degree in International Business and Business Administration from Eckerd College, St. Petersburg, Florida, United States, with a Masters of Business Administration in Economics from Anglia University, Cambridge, U.K. and the Escuela Politécnica de Valencia.

Alberto Cortina Koplowitz (born 1971) is a member of our board of directors. Mr. Cortina Koplowitz has been the executive director of the Omega Capital Group since 1999. Mr. Cortina Koplowitz commenced his professional career in the private bank division of J.P. Morgan in 1996. In 1997, Mr. Cortina Koplowitz joined the treasury department of Banco Zaragozano. Mr. Cortina Koplowitz holds a degree in Law from Universidad San Pablo CEU de Madrid and Universidad Complutense de Madrid and a Masters of Business Administration from IESE.

Luis Ángel Chicharro Ortega (born 1954) is a member of our board of directors. Mr. Chicharro Ortega is the founder and executive vice-president of Inversiones Ibersuizas, S.A. Mr. Chicharro Ortega acted as vice-president of J.P. Morgan from 1979 to 1989. From 1989 to 1993, Mr. Chicharro Ortega was the general manager of Swiss Bank Corporation España, S.A., general manager of SBS Sociedad de Valores, SVB, S.A., chairman and chief executive officer of Tableros de Fibras, S.A. (TAFISA), chief executive officer of Omnilogic Telecomunicaciones, S.A., and managing director of S.A. Sanpere and Sistelcom. From 1994 to 1996, Mr. Chicharro Ortega was appointed vice-president and chief executive officer of Swiss Bank Corporation Ibersuizas, S.A. Mr. Chicharro Ortega holds a degree in Economics from Universidad Pontificia de Comillas, ICADE and a degree in Law from Universidad de Deusto.

Carlos Egea Krauel (born 1947) is a member of our board of directors. Mr. Egea Krauel is currently general manager of Caja de Ahorros de Murcia and vice-president of Cyum Tecnologías y Telecomunicaciones, S.L., secretary of the board of directors of Confederacion Española de Cajas de Ahorros (CECA), vice-chairman of the board of directors of Ahorro Corporacion, S.A. chairman of the board of directors of Corporación Empresarial Caja Murcia, S.L. and vice-president of Fundación Caja Murcia and a member of the board of directors of Enagas, S.A., and Caja de Seguros Reunidos, S.A. Prior to joining Caja de Ahorros de Murcia in 1976, Mr. Egea Krauel held positions at Fraymon, S.A. and Banco Atlántico. Mr. Egea Krauel holds a degree in Industrial Engineering from Escuela Superior de Ingenieros Industriales de Madrid and a doctoral degree in Economics from Universidad Autónoma de Madrid. Mr. Egea Krauel received the Gran Cruz de la Orden Civil de Alfonso X El Sabio award in 1998.

Julio Fermoso García (born 1948) is a member of our board of directors. Mr. Fermoso García is currently a member of the boards of Uralita, S.A. and of Fundación de Cajas de Ahorro (Funcas). Mr. Fermoso García has been the chairman of Caja Duero since 2003. From 1986 to 1994, Mr. Fermoso García was the dean of Universidad de Salamanca. Mr. Fermoso Garcia holds a degree in medicine with specialty in neurology from Universidad de Valladolid and did post graduate studies in Epileptology and Neurophysiology at Universidad de Aix-en-Provence (France).

Marcos Antonio Fernández Fermoselle (born 1962) is a member of our board of directors. Mr. Fernández Fermoselle is currently the chairman and chief executive officer of Naropa Capital, S.L. and is a member of the board of directors of Grupo IT Desuto, S.L. Prior to joining our board of directors, Mr. Fernández Fermoselle, held various leadership positions at Revlon, Kraft and Leo Burnett. In 1987, Fernández Fermoselle joined the Fernández family group of companies and served as CEO of Parquesol Inmobiliaria y Proyectos, S.A. until 1998, and thereafter as executive chairman until 2007. Mr. Fernández Fermoselle was chairman of Real Valladolid SAD from 1998 to 2000. Mr. Fernández Fermoselle holds a degree in Business Administration and a Masters degree in Real Estate Administration from Universidad Politécnica de Madrid.

Juan Pedro Hernández Moltó (born 1952) is a member of our board of directors. Mr. Hernández-Moltó is currently chairman of Caja Castilla La Mancha, CCM Corporación, S.A., Federación de Cajas de Ahorros de Castilla La Mancha and is a board member of Metrovacesa, S.A. Mr. Hernández-Moltó was a professor of political economy at Universidad Complutense de Madrid from 1977 to 1981. From 1981 to 1999, Mr. Hernández-Moltó held various significant political roles both in Castilla La Mancha and at a national level. From 1989 to 1999, Mr. Hernández-Moltó served as an elected member of Congress, where he was a speaker and participated in several congressional commissions. Mr. Hernández-Moltó holds a degree in Economics from Universidad Complutense de Madrid.

Santiago Martínez Lage (born 1946) is a member of our board of directors. Mr. Martínez Lage is currently general counsel of SKF Española, S.A. and Fujitsu España Services, S.A. Mr. Martínez Lage became a Spanish diplomat in 1972, serving at the Spanish embassies in Algiers, Libreville, Sofia and Paris. Since 1985, Mr. Martínez Lage has been the managing partner of Martínez Lage & Asociados. Mr. Martínez Lage holds a degree in Law from Universidad de Madrid.

Manuel Moreu Munaiz (born 1953) is a member of our board of directors. Mr. Moreu Munaiz is currently the director of Seaplace, S.L. Mr. Moreu Munaiz joined Sociedad de Clasificacion Fidenavis in 1978 as director for the technical department. Mr. Moreu Munaiz was later appointed technical director at Seaplace, S.L. Mr. Moreu Munaiz is currently a professor at the Escuela Tecnica Superior de Ingenieros de Madrid and also teaches at the postgraduate level at Instituto Superior de la Energia (ISE) and at CSIC. Mr. Moreu Munaiz holds a doctoral degree in Nautical Engineering and a Masters degree in Oceanic Engineering from the Massachusetts Institute of Technology.

José Luis San Pedro Guerenabarrena (born 1946) is a member of our board of directors and also serves as a member of the board of Corporacion IBV Servicios y Tecnologias, S.A.U. Mr. San Pedro Guerenabarrena has developed his professional career at Iberduero, S.A. and Iberdrola, S.A. by actively participating in the reorganization of the electrical sector and holding various leadership positions within the two companies. Mr. San Pedro Guerenabarrena is currently director of administration, control and regulation of Iberdrola, S.A. Mr. San Pedro Guerenabarrena holds a degree in Industrial Engineering from ETSII, a degree in Economics from Facultad de Sarriko de Bilbao and a Masters degree in Strategic Planning from the Massachusetts Institute of Technology.

Javier Sánchez-Ramade Moreno (born 1957) is a member of our board of directors. Mr. Sánchez-Ramade Moreno is currently the chairman of Urende, S.A., vice-president of Grupo Sánchez-Ramade and a member of the Territorial Boards of Banesto, S.A., Telefonica, S.A. and Corporacion Mapfre, S.A. Mr. Sánchez-Ramade Moreno joined Grupo Sánchez Ramade in 1979, where he was in charge of the creation of different divisions within the Group. In 1990, Mr. Sánchez-Ramade Moreno joined Urende, S.A. and served as marketing director until he was appointed General Manager. Mr. Sánchez-Ramade Moreno holds a degree in Business Management from Instituto de San Telmo and a Masters in Budget Management from Universidad Complutense de Madrid.

José Sainz Armada (born 1959) is a member of our board of directors. Mr. Sainz Armada is a member of the boards of Iberdrola Inmobiliaria, S.A. and Scottish Power Ltd, and is the treasurer of the Spanish Olympic Committee. Prior to joining Iberdrola, S.A., Mr. Sainz Armada worked at J.P. Morgan from 1985 to 1992. In 1992, Mr. Sainz Armada joined Argentaria, where he held various leadership positions. From 1992 to 1995, Mr. Sainz Armada served as chairman of Argentaria Bolsa. In 1995, he was appointed general manager of Argentaria Banca de Inversiones. From 1996 to 2000, Mr. Sainz Armada served as general manager and financial director for Argentaria. In 2000, Mr. Sainz Armada became general manager of the Valor Corporativo group of BBVA, a multinational financial services group, and in 2001 was appointed general manager of the Asset Management group for BBVA. In 2002, Mr. Sainz Armada joined Iberdrola, S.A. where he has served as financial and economic director. Mr. Sainz Armada holds a degree in Law and Economics from Universidad de Comillas Madrid and a Masters degree in Business Administration from INSEAD, Fontainebleau (France).

Álvaro Videgain Muro (born 1951) is a member of our board of directors. Mr. Videgain Muro is currently chairman and chief executive officer of Tubacex, S.A. Mr. Videgain Muro has served in the boards of Tubacex Tubos Inoxidables, S.A., Aceria de Alava, S.A., Scholler Bleckmann Edelstahlrohr AG, Salen Tuben Inc., Cotubes, S.A., Tubos Mecanicos, S.A., Tubacex Taylor Accesorios, S.A. and Mercapital, S.L. Mr. Videgain Muro joined Tubacex, S.A. in 1981, and in 1992 was appointed general manager. Mr. Videgain Muro holds a degree in Law and Economics from Universidad de Deusto.

Board committees

Delegated Executive Committee

Our bylaws and the Board of Directors Regulations provide for a Delegated Executive Committee comprised of three to six directors, as determined by the board of directors. The chairman of our board of directors will also be chairman of the Delegated Executive Committee. Our board of directors, at its meeting on November 5, 2007, resolved to constitute the Delegated Executive Committee comprised of the four members listed below.

Name	Position	Type of Director
José Ignacio Sánchez Galán	Chairman	Proprietary
Xabier Viteri Solaun	Member	Executive
Santiago Martínez Lage	Member	Independent
José Sainz Armada	Member	Proprietary
Ana Isabel Buitrago Montoro	Secretary to the Board	N/A

The Delegated Executive Committee handles all matters within the authority of the board of directors that, as it determines, must be resolved without delay, except for the rendering of accounts, the presentation of balance sheets to the general meeting, both of which must be handled by the board of directors, and those issues that by law or pursuant to our bylaws cannot be delegated.

The Delegated Executive Committee reports to the board of directors regarding the matters considered and decisions adopted. The Delegated Executive Committee meets at least monthly, unless suspended at the chairman's discretion, and upon the convocation by its chairman or two members of the committee. Resolutions of the Delegated Executive Committee must be adopted by a majority of the committee members present or represented at the meeting and, in the event of a tie, the chairman has the deciding vote.

Audit and Compliance Committee

Our board of directors, at its meeting on November 5, 2007 resolved, under the provisions of our bylaws, to create an Audit and Compliance Committee in accordance with Spanish legal requirements. The Audit and Compliance Committee is comprised of a minimum of three and a maximum of five members, who must be external directors and must not be members of the Delegated Executive Committee. The Audit and Compliance Committee has a chairman, who must be an independent director, and a secretary, who need not be a director, appointed by the board of directors.

The members of the Audit and Compliance Committee are listed below.

Name	Position	Type of Director
Álvaro Videgain Muro	Chairman	Independent
Javier Sánchez-Ramade Moreno	Member	Proprietary
José Luis San Pedro Guerenabarrena	Member/Secretary	Proprietary

The activities of the Audit and Compliance Committee will be governed by our bylaws and the provisions of the Board of Directors Regulations. The Audit and Compliance Committee is an informational and consultative committee, without executive functions. The Board of Directors Regulations provide that the Audit and Compliance Committee's main functions are to oversee audits, prepare financial information and monitor compliance with corporate governance.

Our bylaws and the Board of Directors Regulations provide that the Audit and Compliance Committee is responsible for certain activities including the following, in addition to other duties that may be assigned by the board of directors:

- reporting audit and compliance-related questions posed by shareholders to the general meeting;
- proposing nominees for appointment as statutory auditors to the board of directors for submission to the general meeting;
- supervising the management of internal audits which will be functionally controlled by the chairman of the Audit and Compliance Committee;
- overseeing and reviewing the financial reporting process and the internal control systems associated with our significant risks;
- corresponding with the independent auditors with respect to accounting and audit engagement issues that may jeopardize the auditors' independence and with respect to the prevailing audit standards from time to time;
- monitoring internal compliance with the legal requirements and codes of ethics or professional conduct and good governance adopted by our board of directors and reporting on such activity to the board of directors;
- informing our board of directors with respect to (i) all matters within its area of authority as provided in Title VIII of the Board of Directors Regulations and (ii) the financial information required for periodic public reporting as a listed company in Spain; the Audit and Compliance Committee shall ensure that the interim financial statements are prepared in accordance with the named accounting standards as the annual financial statements and, as deemed suitable, provide for limited review by an external auditor;
- reporting to our board of directors regarding the creation or acquisition of interests in special purpose entities or entities registered in countries or territories regarded as tax havens, as well as any other transactions or complex operations of a similar nature; and
- reviewing and reporting on proposals for amendment of the Board of Directors Regulations.

As provided in our bylaws and the Board of Directors Regulations, the Audit and Compliance Committee will meet at least once every three months and/or upon the convocation by its chairman or half of the members of the committee. The Audit and Compliance Committee may validly meet when half plus one of its members are in attendance, personally or through a representative. Resolutions must be adopted by a majority of the members present or represented and, in the case of a tie, the chairman will have the deciding vote.

The Audit and Compliance Committee will submit an annual report on its activities for approval by the board of directors within three months following the end of each previous fiscal year, which will be made available to shareholders and investors.

Nominating and Compensation Committee

Our board of directors, at its meeting on November 5, 2007, under the provisions of our bylaws, approved the creation of a Nominating and Compensation Committee. The Nominating and Compensation Committee is comprised of a minimum of three and a maximum of five members, the majority of whom must be independent. The Nominating and Compensation Committee has an independent chairman and a secretary, who need not be a director, appointed by the board of directors.

The members of the Nominating and Compensation Committee are listed below.

Name	Position	Type of Director
Santiago Martínez Lage	Chairman	Independent
Luis Chicharro Ortega	Member	Independent
José Sainz Armada	Member/Secretary	Proprietary

The Nominating and Compensation Committee is an informational and consultative committee without executive functions. It is governed by the bylaws and by the provisions of the Board of Directors Regulations. The Nominating and Compensation Committee has authority to supervise the process of selection of directors and senior managers (the latter on proposal of the managing director, if any) and to assist the board of directors in establishing and supervising the compensation policy for such persons.

Our bylaws and the Board of Directors Regulations provide that the Nominating and Compensation Committee is responsible for the following, in addition to other duties that may be assigned by the board of directors:

- reporting on and reviewing the criteria to be used for the composition of the board of directors and the selection of candidates;
- providing the board of directors with independent director nomination and reappointment and dismissal proposals and thereafter, if applicable, submitting such proposals for consideration at the general meeting;
- proposing the composition of board committees;
- examining and organizing the succession of our chairman and managing director, if any, and making succession proposals to our board of directors;
- advising and reporting to the board of directors regarding any potential appointment and/or removal of vice chairmen (if any), the secretary and, if applicable, the assistant secretary of the board of directors;
- reporting to the board of directors regarding the appointment and/or removal of senior managers at the proposal of the managing director, if any;
- proposing director and senior manager remuneration and procedures;
- reporting proposed compensation or indemnification packages for the removal of senior managers on the proposal of the managing director, if any;
- reporting on incentive and pension plans;
- periodically reviewing compensation programs and evaluating their appropriateness and employee performance;
- ensuring diversity and the elimination of bias with respect to the selection of board of directors; and
- monitoring our compensation policy.

As provided in our bylaws and the Board of Directors Regulations, the Nominating and Compensation Committee will meet at least once every three months and/or upon the convocation by its chairman or half the members of the committee. The Nominating and Compensation Committee may validly meet when half plus one of its members are in attendance, personally or through a representative. Resolutions must be adopted by a majority of the members present or represented and in the case of a tie, the chairman will have the deciding vote.

Related Party Transactions Committee

Our board of directors, at its meeting on November 5, 2007, resolved to form a Related Party Transactions Committee, pursuant to the provisions of the master agreement between us and Iberdrola, S.A. See "Related Party Transactions—Framework Agreement." The Related Party Transactions Committee is comprised of three to five members, who must be executive or independent directors, not appointed by Iberdrola, S.A. The Related Party Transactions Committee has an independent chairman, appointed by the board of directors.

The members of the Related Party Transactions Committee are listed below.

Name	Position	Type of Director
Álvaro Videgain Muro	Chairman	Independent
Xabier Viteri Solaun	Member	Executive
María Helena Antolín Raybaud	Member	Independent
Regina Reyes Gallur	Vice-Secretary to the Board	N/A

The Framework Agreement requires review by the Related Party Transactions Committee of related party transactions that are larger than, in a given year, the greater of (i) 0.3% of our consolidated revenues or (ii) €5 million. The Related Party Transaction Committee reports such transactions to the board of directors or, for urgent matters, the Delegated Executive Committee.

Transactions that meet the following three criteria are not considered related party transactions and do not require Related Party Transaction Committee or board of director review: transactions (i) pursuant to standardized contracts generally applied to many customers, (ii) with a supplier mandated standard price and (iii) with a transaction value equal to or less than one percent of our consolidated revenues in accordance with the annual audited accounts for the most recent fiscal year closed as of the date of such transaction.

Management

The table below sets forth the members of our executive management team and their respective nationalities, ages, and years of appointment to their current position or hire date.

Name	Nationality	Age	Year of Appointment	Position
Xabier Viteri Solaun	Spain	47	2007	Chief Executive Officer
Keith Stuart Anderson	United Kingdom	43	2007(1)	Director of United Kingdom
Ana Isabel Buitrago Montoro	Spain	38	2002	Company Secretary, General Counsel and Director of Corporate Services
Álvaro Delgado Piera	Spain	44	2004	Director of Corporate Resources
Terry Hudgens	United States	53	2007(2)	Director of United States
Rafael de Icaza de La Sota	Spain	46	2003	Director of Control
Estanislao Rey-Baltar Boogen	Spain	40	1997	Chief Financial Officer
Victor Manuel Rodríguez Ruiz	Spain	57	2002	Director of Spain
Mª. Ángeles Santamaría Martín	Spain	46	2002	Director of Markets and Prospection
José Joaquín Santamaría Tamayo	Spain	53	2004	Director of Operations
Jamie Wilson	United Kingdom	41	2007	Director of Rest of the World

(1) Keith Stuart Anderson was appointed to the executive management of the ScottishPower Group in 2006.

(2) Terry Hudgens was appointed to the executive management of PPM Energy in 2001.

Biographies

Xabier Viteri Solaun (born 1960) is our chief executive officer and a member of our board of directors. See "—Board of Directors."

Keith Stuart Anderson (born 1964) is the director of our U.K. business. Mr. Anderson also acts as the director of SPEML, Manweb Generation Holdings Ltd., and Wise Group, and has acted as the director of renewable energy of ScottishPower plc since 2005. Prior to joining Iberdrola Renovables, Mr. Anderson was a chartered accountant at Arthur Young in 1986. From 1992 to 1997, Mr. Anderson served as audit manager for the Royal Bank of Scotland and in 1997 joined Ernst & Young as a management consultant. Mr. Anderson joined ScottishPower plc in 1999 and while there served in several leadership positions, such as head of internal audit in 1999, U.K. strategy director in 2003, and director of renewable energy in 2005. Mr. Anderson holds a Masters degree in Business Administration from Edinburgh University, a bachelor's degree in Accountancy from Napier University and is a member of the Institute of Chartered Accountants of Scotland (ICAS).

Ana Isabel Buitrago Montoro (born 1969) is general secretary and board secretary. Prior to joining Iberdrola Renovables in 2002, Ms. Buitrago Montoro was an associate at Uría & Menéndez from 1992 to 1996. In 1996, Ms. Buitrago Montoro joined Brown & Wood LLP. In 1997, Ms. Buitrago Montoro rejoined Uría & Menéndez, specializing in capital markets, administrative law and mergers and acquisitions. In 2000, Ms. Buitrago Montoro served as legal director for Terra Networks S.A. Since 2002, Ms. Buitrago Montoro has acted as the director of legal services of Iberdrola Renovables, S.A. Ms. Buitrago Montoro has published various articles in several Spanish and foreign legal publications and has also taught corporate law at the Universidad Carlos III in Madrid. Ms. Buitrago Montoro holds a degree in Law from ICADE and a L.L.M. *magna cum laude* from Fordham University School of Law, New York, United States.

Álvaro Delgado Piera (born 1963) is currently the director of corporate resources. Mr. Delgado Piera joined Iberdrola Renovables in 2000 and has since held various positions at the human resources departments of Iberdrola Redes, S.A. and Iberdrola Distribucion, S.A.U. Prior to joining Iberdrola Renovables, Mr. Delgado Piera held different positions at the Corporación Aristrain from 1990 to 1996 and the Sociedad Financiera y Minera, S.A. from 1996 to 2000. Mr. Delgado Piera also worked at the town-hall of the city of Avila from 1988 to 1990. Mr. Delgado Piera holds a degree in Law from Universidad de Salamanca.

Terry Hudgens (born 1954) is currently the director of the U.S. business for Iberdrola Renovables. Mr. Hudgens is currently the chief executive officer of PPM Energy and has been since 2001. Mr. Hudgens is a member of the board of trustees of The Nature Conservacy. Prior to becoming the chief executive officer of PPM Energy, Mr. Hudgens worked as senior vice-president of power supply for PacifiCorp, a multi-state utility, and was responsible for overseeing power generation, wholesale sales and the company's mining business. Prior to joining PacifiCorp, Mr. Hudgens was president of Texaco Natural Gas-North America. As the president of Texaco Natural Gas-North America, Mr. Hudgens was responsible for all aspects of Texaco's North American natural gas and worldwide natural gas liquids business. He also served as Texaco's senior representative in the Natural Gas Supply Association. Mr. Hudgens spent 25 years with Texaco, Inc., working in operations and management positions, including vice-president of business development for Texaco Trading and Transportation, Inc., a Texaco subsidiary. Mr. Hudgens holds a bachelor's degree in Civil Engineering from the University of Houston.

Rafael de Icaza de La Sota (born 1961) is currently director of control. Prior to joining Iberdrola in 1989, Mr. de Icaza de La Sota was employed at ERCOSA in 1984, where he held various positions in the treasury, sales and general directorate departments. In 1989, Mr. de Icaza de La Sota joined Iberdrola Renovables as fixed assets manager and from 1992 to 1994 Mr. de Icaza de La Sota held a variety of positions in the control and audit department and in 2000 was appointed director for international control. Mr. de Icaza de La Sota holds a degree in Economics and Business from Universidad Comercial de Deusto.

Estanislao Rey-Baltar Boogen (born 1967) is our chief financial officer. Prior to joining the Iberdrola, S.A. Group in 1997, Mr. Rey-Baltar Boogen served as an auditor at Arthur Andersen from 1992 to 1997. In 2007, Mr. Rey-Baltar Boogen was appointed director for Desafio Español 2007, S.A. Mr. Rey-Baltar Boogen holds a degree in Economics and Business from Universidad de Deusto and an International Executive MBA from Instituto de Empresa.

Victor Manuel Rodríguez Ruiz (born 1950) is our director of the Spanish business. Prior to joining Iberdrola Renovables in 2002, Mr. Rodríguez Ruiz held various leadership positions in Tudor from 1975 to 1995. From 1995 to 2002, Mr. Rodríguez Ruiz served as director for the Central Region of Airtel (now Vodafone). Mr. Rodríguez Ruiz holds a degree in Industrial Engineering from ICAI and a Masters degree in Marketing and International Commerce from Escuela de Negocios ESDEN.

Mª. Ángeles Santamaría Martín (born 1961) is currently the director of markets and prospection. Ms. Santamaría Martin is currently an administrator of Ciener, S.A. Unipersonal. Prior to joining Iberdrola Renovables in 2002, Ms. Santamaria Martín held various leadership positions from 1985 to 1994 at SAC S.A., a subsidiary of the Duro Felguera group. In 1995, Ms. Santamaría Martín served as commercial director for the company IST, S.A. In 1996, Ms. Santamaría Martín joined Iberdrola Ingeniería y Consultoría. Prior to being appointed as director of markets and prospection, Ms. Santamaría Martín held the position of director of exploitation. Ms. Santamaría Martín holds a degree in Industrial Engineering from ICAI and a PDG Business Program at IESE.

José Joaquín Santamaría Tamayo (born 1954) is currently the director of operations. Mr. Santamaría Tamayo is currently a member of the boards of Iberdrola Energía de Puertollano, S.A., Iberdrola Energías Marinas de Cantabria, S.A., Energias Renovables de la Region de Murcia, S.A. and Iberdrola Energías Renovables de La Rioja, S.A. Mr. Santamaría Tamayo joined Iberdrola, S.A. in 1977 and has held various notable positions involving the nuclear energy, gas, thermoelectricity and renewable energy industries, as well as in the electric engineering and construction industries at Iberduero, S.A. and other Iberdrola, S.A. subsidiaries. Mr. Santamaría Tamayo holds a degree in Industrial Engineering and a Masters in Business Administration from IESE.

Jamie Wilson (born 1966) is currently our director of the Rest of the World segment. Mr. Wilson joined ScottishPower in 1997 and worked in the corporate strategy department until 2002, when he was appointed acquisitions manager of the UK-Division. From 2003 to 2005, Mr. Wilson served as new business projects director and from 2005 to 2007 as commercial development director of energy wholesale. Prior to joining ScottishPower, Mr. Wilson was senior manager of corporate finance at Grant Thornton from 1994 to 1997. From 1992 to 1994, Mr. Wilson was secretary and fund manager at Strathclyde Seed Capital Fund. Prior to joining Strathclyde Seed Capital Fund, Mr. Wilson held various positions at Grant Thornton from 1986 to 1992, including audit assistant, investigations supervisor and business planning consultant. Mr. Wilson holds an Advanced Management Programme from Wharton Business School and a bachelor's degree in Accounting and Economics from the University of Strathclyde.

Code of Conduct and Corporate Governance

Code of conduct

On November 5, 2007, our board of directors adopted Internal Regulations for Conduct in the Securities Market (*Reglamento Interno de Conducta en los Mercados de Valores*). Among other things, the regulations contain rules on the treatment, adequacy and disclosure of material information, conduct of interested persons, communications and conflicts of interest. The International Regulations for Conduct in the Securities Market will enter into force on the date that our shares begin trading on the Spanish stock exchanges.

Governance issues

Spanish corporate law provides that a company's board of directors is responsible for the management, administration and representation of a company in all matters concerning the business of a company, subject to provisions of the company's bylaws and the powers conferred by shareholders' resolutions. Our governance system substantially complies with and follows the recommendations for good corporate governance included in the Unified Good Governance Code. We are committed to follow best practices of good governance, and intend to implement, as quickly as possible, any future recommendations for good corporate governance applicable to the Iberdrola Renovables Group.

Compensation

Compensation paid to our board of directors

Our bylaws provide that our directors are entitled to receive compensation consisting of:

- an annual payment; and
- compensation for attendance at board and committee meetings, as applicable.

In addition, directors may be compensated by way of share or share option allocations or monetary compensation determined by reference to the value of our shares. The method of compensation and maximum annual compensation must be resolved by the shareholders at the general meeting. The board of directors, following approval of the Nominating and Compensation Committee, will determine, within approved limits, board of director compensation and allocation and distribution criteria.

Prior to the amendment of our bylaws resolved by Iberdrola, S.A. in its capacity as our sole shareholder on November 5, 2007, we were managed by a sole administrator. This position was not compensated pursuant to our bylaws.

The members of our board of directors have not received any compensation by reason of their service on our board of directors or the management bodies of our subsidiaries or companies in which we hold interests during the 2004, 2005 and 2006 fiscal years, or prior to November 5, 2007, and we have not made any payments for pensions or insurance premiums for the members of our board of directors.

On November 5, 2007, Iberdrola, S.A., our sole shareholder, set the maximum annual compensation for the board of directors at €5.0 million, updated annually according to the consumer price index. Directors will be compensated on a pro rata basis for the period from November 5, 2007 through December 31, 2007 according to the schedule set forth below.

	Annual Payment	Compensation for Attendance
Chairman of the board of directors	€180,000	€3,600
Chairmen of the committees	€120,000	€3,600
Members of the committees of the board of directors	€100,000	€1,800
All other non-committee members of the board of directors	€ 60,000	€1,800

Compensation paid to the Company's senior managers

Our annual executive management compensation is based on a combination of fixed and variable salary based on company performance and individual targets, which are set specifically for each employee and are benchmarked with comparable European companies. The maximum variable salary amounts to 45-90% of the employee's total annual fixed salary.

For the nine months ended September 30, 2007, our senior managers, (including our chief executive officer, in his former capacity as Director of Renewable Energies, and excluding Keith Anderson, Terry Hudgens and Jamie Wilson who were not members of our management as of September 30, 2007 and excluding Estanislao Rey-Baltar Boogen who, as at September 30, 2007 was compensated by Iberdrola, S.A.) received an aggregate fixed salary of €2,350,145 and an aggregate variable compensation of €19,810. The table below sets forth the annual gross salary and salary extras paid to our senior managers for the years ended December 31, 2004, 2005 and 2006 and for the nine months ended September 30, 2007 and the pension contributions and insurance premiums paid on behalf of our senior managers for the same periods.

Senior management compensation	For the nine months ended September 30,	For the years ended December 31,		
	2007	2006	2005	2004
		(in €)		
Annual Gross Salary[(1)]	2,350,145	1,289,205	1,294,933	754,572
Salary Extras[(1)]	19,811	14,594	9,616	20,821
Funds and pensions	26,233	26,297	26,099	17,826
Life Insurance and Accident Insurance and Civil Responsibility Insurance	7,504	7,472	5,785	1,805

(1) Salaries received by Keith Anderson, Terry Hudgens and Jamie Wilson are not included in the table above, as they were previously members of the management of the ScottishPower Assets and were not members of Iberdrola Renovables' management as of September 30, 2007. Remuneration received by our chief financial officer, Estanislao Rey-Baltar Boogen, is not included, because prior to September 30, 2007 he was compensated by our parent company, Iberdrola, S.A., for services performed for Iberdrola, S.A. and Iberdrola Renovables.

No senior manager receives compensation by reason of membership in any of the administrative bodies of a subsidiary or investee company of ours, nor have they collected any other amounts on any other basis.

We estimate that the joint compensation to be paid to the senior management will be approximately €3.5 million for the year ended December 31, 2008, including compensation paid to our CEO, Xabier Viteri Solaun, formerly the Director of Renewable Energies.

Replacement VAR plan

Effective as of October 1, 2007, PPM Energy adopted a replacement value appreciation rights plan (the "Replacement VAR Plan") which amended and replaced the PPM Energy 2002, 2003, 2004, 2005 and 2006 value appreciation rights ("VAR") plans for certain employees of PPM Energy. The Replacement VAR Plan applies only to existing VARs and no new VAR grants will be made under the Replacement VAR Plan. Each VAR that is exercised is payable by PPM Energy to the relevant VAR participant in cash within three months of the exercise date, based upon the difference between the exercise price (the "Exercise Price") and the strike prices for the VARs awarded between 2002 and 2006. Provided that the VAR participant continues to be an employee of PPM Energy, unvested VARs vest in equal thirds on the first, second and third anniversary of the respective VAR grant date, however, to the extent not previously vested, all unvested VARs under the 2002, 2003 and 2004 VAR Plans automatically vested on October 1, 2007, and all unvested VARs under the 2005 and 2006 VAR plans will vest on October 1, 2008 and October 1, 2009, respectively. Unvested VARs are subject to accelerated vesting under limited circumstances.

The Exercise Price for VARs is calculated pursuant to a formula based upon the number of years the VARs are held, the price per share at which Iberdrola Renovables common stock is offered pursuant to the Offering and the average price per share of Iberdrola Renovables common stock for the third quarter immediately preceding the Exercise Date. Once vested, 75.0% of such vested VARs will be automatically exercised in the year they vested and the remaining 25.0% will be automatically exercised on the second anniversary of the date on which they vested. The Replacement VAR Plan may be amended or terminated by the Company in writing at any time subject to approval of the chief executive officer of PPM Energy. As of October 1, 2007, PPM Energy paid $23.3 million under the Replacement VAR Plan, which amount will be paid to the relevant VAR participants on January 1, 2008.

Sole shareholder resolution

On November 5, 2007 our sole shareholder, Iberdrola, S.A., entered into a resolution (the "Sole Shareholder Resolution") broadly approving the following share plans and delegating to our board of directors the power and discretion to approve the terms of and execute such plans. We are exploring alternatives for hedging our exposure with respect to potential share awards made under these plans, including, among others, derivatives and share buy-backs in the open market. Employees who participate in similar plans in the Iberdrola, S.A. Group will not be eligible to participate in the following plans and schemes of Iberdrola Renovables Group.

Deferred bonus scheme

The Sole Shareholder Resolution approved a deferred bonus scheme for our executive management and certain key employees. It is expected that the deferred bonus scheme will be based on performance-oriented corporate, business unit/region (where applicable) and individual targets with deferred share bonuses awarded based on a percentage of annual fixed salaries of eligible employees.

It is anticipated that deferred shares will be valued at the market share price at the time of award and vest over one to two years, depending on the award, and will be contingent on continued employment with Iberdrola Renovables during such period. It is anticipated that the first such deferred shares will be awarded in 2009 with respect to bonuses payable in respect of the 2008 fiscal year.

Performance share plan

The Sole Shareholder Resolution approved a performance share plan for certain of our senior and executive management. It is expected that the performance share plan will be a one-time grant of shares awarded over the course of three years based on corporate and individual achievements. It is anticipated that deferred shares will be awarded to certain employees at the Offering Price at the time of the Offering and that a portion of the deferred shares will vest after a three year performance period, contingent on continued employment with Iberdrola Renovables and based on certain performance measures related to achieving our development plan. The maximum aggregate potential award under the performance share plan is €40.0 million, of which it is anticipated that approximately €23.0 million will be awarded to certain employees in the United States. We anticipate that our performance share plan awards in the United States may require us to prepare a reconciliation of our financial statements to U.S. GAAP in the years such awards vest.

Restricted share plan

The Sole Shareholder Resolution approved a restricted share plan for certain of our senior and executive management outside of the United States. It is anticipated that the restricted share plan will involve a grant of a number of restricted shares to such employees based on €10.0 million divided by the Offering Price. It is anticipated that the restricted shares will be granted at the time of the Offering and will vest in thirds according to a three year schedule, contingent on continued employment with Iberdrola Renovables. It is anticipated that the restricted share plan may also be used in the future in discretionary grants of shares for retention, attraction and special recognition purposes with respect to any of our employees.

PRINCIPAL SHAREHOLDER

As of the date of this offering memorandum, we have 3,379,251,920 shares outstanding, all of which are held by our parent company, Iberdrola, S.A. In the Offering, we intend to increase our capital by offering 768,011,800 ordinary shares, €0.50 par value per share. Iberdrola Generación, a subsidiary of Iberdrola, S.A., has granted the Managers an Over-allotment Option which, for a period of 30 days from the date of the listing of our shares on the Spanish stock exchanges and the quotation of the shares on the Automated Quotation System of the Spanish stock exchanges, permits the Managers to purchase up to 76,801,180 additional shares. Iberdrola Generación, a subsidiary of Iberdrola, S.A., will acquire 76,801,180 shares outside the Offering from Iberdrola Renovables at the Offering Price.

The following table sets forth information regarding the beneficial ownership of our shares (i) prior to the Offering, (ii) as adjusted to give effect to the Offering, assuming the Over-allotment Option is not exercised, and (iii) as adjusted to give effect to the Offering, assuming the Over-allotment Option is exercised in full.

Owner	Beneficial ownership prior to the Offering		Beneficial ownership after the Offering, (assuming the Over-allotment Option is not exercised)		Beneficial ownership after the Offering, (assuming exercise of the Over-allotment Option in full)	
	Number	%[1]	Number	%[1]	Number	%[1]
Iberdrola, S.A.	3,379,251,920	100.0%	3,456,053,100[2]	81.8%	3,379,251,920[2]	80.0%
Public float	—	—	768,011,800	18.2%	844,812,980	20.0%
Total	3,379,251,920	100.0%	4,224,064,900	100.0%	4,224,064,900	100.0%

(1) Percentage of total number of issued shares.

(2) Including shares owned by Iberdrola Generación.

After the Offering, Iberdrola, S.A. will own, directly or indirectly, an aggregate of 81.8% of our share capital if the Over-allotment Option is not exercised or 80.0% if the Over-allotment Option if fully exercised. All shares carry the same voting rights. As a result, Iberdrola, S.A. will have the ability to determine substantially all matters requiring approval by a majority of our shareholders, as well as direct our day-to-day operations. See "Risk Factors—As the principal shareholder, Iberdrola, S.A. will continue to exercise significant control over us after the Offering and its interests may differ from the interests of our new shareholders."

Subject to certain exceptions, including certain share issuances and share incentive plans, we, Iberdrola, S.A. and Iberdrola Generación have agreed with the Joint Global Coordinators, for a period commencing on the date of this offering memorandum and ending 180 days after the shares are listed on the Spanish stock exchanges, without the prior written consent of the Joint Global Coordinators (whose consent cannot be withheld without justification), to a lock-up of its shares as further described in "Plan of Distribution—Lock-Up Periods."

The purpose of the offering is to facilitate the financing of our development plans. We intend to use the net proceeds of the Offering to repay substantially all of our indebtedness we owe to Iberdrola, S.A., which, on a pro forma basis as of September 30, 2007 was €3,753.0 million. See "Capitalization" and "Use of Proceeds." We have also entered into a number of financing, services, commodity purchase and other agreements with Iberdrola, S.A. and its subsidiaries, including the Framework Agreement, the terms of which we believe are consistent with terms available to unaffiliated parties in the market. See "Related Party Transactions—Iberdrola, S.A."

RELATED PARTY TRANSACTIONS

On October 3, 2007, we entered into a significant related party transaction in which we acquired the ScottishPower Assets through an in-kind exchange in which the assets consisting of certain subsidiaries of our parent, Iberdrola, S.A., were contributed to us in exchange for a capital increase fully subscribed by Iberdrola, S.A. See "Acquisition and Unaudited Pro Forma Financial Information" for a description of this transaction. Additionally, we enter into transactions with our shareholders and other entities owned by our shareholders in the ordinary course of business. These transactions include, among others, agreements to provide and receive technical, managerial, construction and other services, energy sales and gas storage agreements, wind farm and turbine purchase agreements, and financing agreements. The following discussion is a brief summary of certain material arrangements, agreements and transactions we have with related parties.

For a summary of revenues and expenses and receivables and payables of Iberdrola Renovables with related parties, please see Notes 32 and 33, respectively, of the audited consolidated financial statements of Iberdrola Renovables as of and for each of the fiscal years ended December 31, 2005 and 2006 and Note 32 of the unaudited consolidated interim financial statements as of and for the nine months ended September 30, 2007 included elsewhere in this offering memorandum. We received revenues from related parties of €242.5 million, €429.9 million, €422.6 million and €169.3 million for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2007, respectively, and incurred expenses for services and other transactions with affiliates (excluding Gamesa and Gamesa Eólica) of €7.9 million, €17.0 million, €20.5 million and €16.2 million for the same periods. Our current receivables due from affiliates (including Gamesa and Gamesa Eólica, as applicable) were €182.4 million, €220.7 million, €36.7 million and €10.6 million as of December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2007, respectively, and current payables owed to affiliates (including Gamesa and Gamesa Eólica, as applicable) were €1.8 billion, €2.1 billion, €2.4 billion and €38.2 million as of December 31, 2004, 2005 and 2006 and as of September 30, 2007.

See also Note 4 of the audited consolidated financial statements of SPHI as of and for each of the years ended March 31, 2006 and 2007 and Note 5 of the audited consolidated financial statements of PacifiCorp Holding Inc. as of and for the year ended March 31, 2005 and 2004, included elsewhere in this offering memorandum. SPHI received revenues from affiliates of $176.5 million, $102.7 million and $217.4 million for the years ended March 31, 2005, 2006 and 2007, respectively, and incurred expenses of $320.3 million, $999.8 million and $1.1 billion for the same periods. SPHI's current receivables due from affiliates were nil, €2.7 billion and €0.1 million as of March 31, 2005, 2006 and 2007 respectively, and current payables owed to affiliates were $2.6 billion, $3.8 billion and $684.2 million as of the same periods.

Iberdrola, S.A.

Iberdrola, S.A. is our parent company and was, prior to the Offering, our sole shareholder. Upon completion of the Offering, Iberdrola, S.A. will own, directly or indirectly, 81.8% of our issued share capital (assuming the Over-allotment Option is not exercised or 80.0% if the Over-allotment Option is exercised in full). We have entered into and expect to continue to enter into a number of arrangements, agreements and transactions with Iberdrola, S.A. and its other subsidiaries (the "Iberdrola, S.A. Group"), the terms of which we believe are consistent with terms available to unaffiliated parties in the market. The following is a brief summary of our arrangements, agreements and transactions with Iberdrola, S.A.

Framework Agreement

On November 5, 2007, we entered into the Framework Agreement with Iberdrola, S.A., which establishes an operational and procedural framework for activities and transactions between us and the Iberdrola, S.A. Group. The Framework Agreement also regulates and attempts to prevent conflict of interest situations between parties, and provides for the creation of a related party transactions committee (the "Related Party Committee") with members of our board of directors to review and report on existing and potential related party activities and relationships. We have amended or will amend certain related party agreements which were in effect prior to the execution of the Framework Agreement to conform to the provisions of the Framework Agreement. Further, pursuant to the Framework Agreement, we have entered into, among others, certain financing agreements, an indemnity agreement, a trademark agreement and corporate services agreements, as described below. The Framework Agreement will remain in effect for as long as Iberdrola, S.A. is the direct or indirect holder of a majority of our share capital or as long as Iberdrola, S.A. has appointed a majority of our directors, and may be amended by agreement of the parties following a Committee Report (as defined below). The Framework Agreement is subject to the condition precedent that our shares must be admitted to trading on at least two Spanish stock exchanges, including the Madrid Stock Exchange, and quoted on the Automated Quotation System of the Spanish stock exchanges, before January 14, 2008, and will be effective as of the date our shares are admitted as above.

According to the Framework Agreement, we have preferential global rights, vis-à-vis the Iberdrola, S.A. Group, to operate in the renewable energy business, which includes, among other activities, the promotion, marketing and production of electricity from renewable energy sources, such as wind, mini-hydro, biomass, solar thermal, solar photovoltaic, wave and tidal energy (the "Renewable Energy Businesses"). The Renewable Energy Businesses do not include engineering and construction and related consulting activities with respect to renewable energy generation civil works projects, carried out by Iberdrola Ingeniería. Further, Iberdrola, S.A. is permitted to continue operating certain specified electricity generation facilities that could be considered part of the Renewable Energy Businesses.

Iberdrola, S.A. is required to advise us of potential investment or business opportunities that it identifies in the Renewable Energy Businesses unless it is prevented from doing so by certain confidentiality restrictions. We have the right of first refusal among Iberdrola, S.A. and its subsidiaries with respect to such opportunities. However, if we do not elect to participate in any such opportunity, Iberdrola, S.A. may pursue or transfer the opportunity to third parties. Similarly, if Iberdrola, S.A. acquires companies that engage in Renewable Energy Businesses, Iberdrola, S.A. will allow us the opportunity to participate in the businesses of the acquired company involved in the Renewable Energy Businesses on market terms.

Iberdrola, S.A. has exclusive global rights, vis-à-vis the Iberdrola Renovables Group, to operate in the gas business, which includes, among other activities, the purchase, transport, storage, marketing and sales of natural gas (the "Gas Business"). We are permitted, on a non-exclusive basis, to continue operating our owned natural gas storage businesses and energy management business in the United States according to the current PPM Energy gas business plan and, going forward, according to a new business plan (the "Gas Business Plan"), which is subject to review by the Related Party Committee and approval by the board of directors. We are required to advise Iberdrola, S.A., unless we are prevented from doing so by certain confidentiality restrictions, of any potential investment or business opportunities that we identify in the Gas Business.

In addition to the Renewable Energy Businesses, we may continue to operate certain other non-renewable energy businesses including, among others, our thermal generation facilities. Further, we may perform any kind of work and services and sell any kind of goods, whether or not related to the Renewable Energy Businesses, to the Iberdrola, S.A. Group or any of our subsidiaries or entities in which we have direct or indirect interests (the "Iberdrola Renovables Work").

Iberdrola, S.A. or the Iberdrola, S.A. Group may perform work and projects for us, sell goods to us, issue loans to us, grant credits, or provide us with corporate, technical, engineering or management support or other kinds of services (the "Iberdrola Work") (and together with the "Iberdrola Renovables Work," the "Related Party Work"), as may be agreed from time to time.

Both parties are required under the Framework Agreement to perform the Related Party Work on market terms, which will not be more favorable than those afforded third parties under substantially equivalent conditions. Customary industry quality standards apply to the Related Party Work unless otherwise established.

We have agreed to negotiate with Iberdrola, S.A. to attempt to resolve any dispute which may arise under the Framework Agreement within thirty days or as we may otherwise agree. If we cannot resolve the dispute, we have agreed to submit to arbitration under the Spanish Arbitration Act. Any arbitration award must be signed and include a written explanatory opinion.

The Related Party Committee

The Related Party Committee consists of a majority of independent directors, none of whom may be directors appointed by Iberdrola, S.A., and a chairman appointed by our board of directors. The Related Party Committee meets semi-annually and as required or agreed upon by its members and its purpose is to manage and review material related party transactions.

Related party transactions in excess of €5.0 million or over 0.3% of our consolidated revenues must be reviewed by the Related Party Committee and approved by our board of directors or, in certain rare circumstances, a delegated executive committee. Each type of ordinary and customary business related party transaction must generally also be authorized by our board of directors and follow conditions for execution set by our board of directors. The Related Party Committee reports to our board of directors on the following matters: (i) key contract terms of current and proposed transactions with Iberdrola, S.A.; (ii) on a semi-annual basis, compliance with the Framework Agreement; (iii) our annual corporate governance report; (iv) the waiver of business opportunities in accordance with the Framework Agreement; (v) the Gas Business Plan; (vi) any proposal for amendment of the Framework Agreement and (vii) settlement proposals designed to resolve disagreements that may arise as a result of the Framework Agreement.

Board of director authorization and Related Party Committee review are not required for transactions: (i) pursuant to standardized contracts which are generally applied to many customers; (ii) entered into at prices or fees established on a general basis by the supplier, or (iii) entered into for amounts not greater than one percent of our consolidated revenues, in accordance with the annual audited accounts for the most recent fiscal year as of the date of the transaction.

Financing Agreements

We have entered into certain financing agreements with our parent company, Iberdrola, S.A., as summarized below. On a pro forma basis as of September 30, 2007, our non-current interest bearing and current interest bearing balances with Iberdrola, S.A. Group companies were €399.9 million and €3,353.1 million, respectively. See "Acquisition and Unaudited Pro Forma Financial Information" and "Capitalization."

Current Account Agreements

Historically, Iberdrola, S.A. has directly funded our expansion and ordinary business activities principally through reciprocal current accounts with us and with our subsidiaries, which were established pursuant to current account agreements for an indefinite term, the outstanding balances of which were payable at any time upon termination of the agreement with fifteen days' notice. It is anticipated that the respective current account agreements will be terminated and the aggregate principal and accrued interest outstanding and owed to Iberdrola, S.A. under such agreements will be transferred on December 10, 2007 to the euro-denominated new current account agreement entered into between us and Iberdrola, S.A., as described below. As of September 30, 2007, the aggregate principal and interest outstanding under the current account agreements was €2,803.4 million. See "Acquisition and Unaudited Pro Forma Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

On November 2, 2007, we entered into three new current account agreements with Iberdrola, S.A. (collectively, the "New Current Account Agreements"), whereby Iberdrola, S.A. provides funding to us through three current accounts denominated in each of euro, U.S. dollar and sterling (the "New Current Accounts"). It is anticipated that the New Current Accounts will be used to fund all Iberdrola Renovables Group expansion and ordinary business activity and that going forward we will make payments to third parties in the ordinary course of business on our own behalf and on behalf of our subsidiaries, whereas historically, Iberdrola, S.A. has performed this function other than with respect to the ScottishPower Assets. The New Current Account Agreements have a one year term, which is renewed automatically at the end of each year and will remain in effect for as long as Iberdrola, S.A. is the direct or indirect holder of a majority of our capital or as long as Iberdrola, S.A. has appointed a majority of our directors. The borrowing limit will be set annually by Iberdrola, S.A. in consultation with us and based on our anticipated annual funding requirements. Outstanding balances under the New Current Account Agreements are payable at any time upon termination of the agreement with fifteen days' notice. See "Risk Factors—We have historically and intend to continue to finance our operation primarily through demand debt from our parent, Iberdrola, S.A." Amounts outstanding under the New Current Account Agreements generally accrue interest quarterly linked to EURIBOR or LIBOR plus a margin, with differing interest rates for amounts owed to us.

It is anticipated that short-term financing currently in place with respect to the ScottishPower Assets will be terminated and balances transferred to the U.S. dollar and sterling-denominated New Current Accounts as soon as practicable.

Long-term Iberdrola, S.A. Loan Agreements

On November 20, 2007, we entered into a credit facility agreement with Iberdrola, S.A. (the "2007 Iberdrola, S.A. Loan Agreement") which matures in 2014. We may borrow up to €2.0 billion under the 2007 Iberdrola, S.A. Loan Agreement in euro, U.S. dollar and sterling to refinance debt owed to Iberdrola, S.A. and payable in 2008 under the New Current Account Agreements. We expect that amounts borrowed from Iberdrola, S.A. in 2008 under the New Current Account Agreement will be refinanced quarterly and transferred to the 2007 Iberdrola, S.A. Loan Agreement. It is anticipated that any balance owed under the New Current Account Agreements during any future fiscal year may similarly be refinanced under subsequent long-term loan agreements with Iberdrola, S.A. Amounts outstanding under the 2007 Iberdrola, S.A. Loan Agreement generally accrue interest quarterly at EURIBOR or LIBOR plus a margin. Iberdrola, S.A. may terminate the 2007 Iberdrola, S.A. Loan Agreement at any time for any breach by us, including non-payment and use of funds other than for the agreed purpose, or if there is a significant adverse change in our economic condition that has a significant negative effect on our ability to meet assumed obligations, or if Iberdrola, S.A. is no longer the direct or indirect holder of a majority of our capital or has not appointed a majority of our directors. The 2007 Iberdrola, S.A. Loan Agreement is subject to the condition subsequent that the Framework Agreement becomes effective in accordance with its terms. See "—Framework Agreement."

On March 4, 2007 our subsidiary, Iberdrola Energías Renovables de Castilla La Mancha, S.A.U. (formerly Energías Eólicas Europeas, S.A.), entered into the Castilla La Mancha Loan, which remains in place for so long as Iberdrola, S.A. holds 100% of such subsidiary's share capital. As of September 30, 2007, the principal and interest outstanding under the Castilla La Mancha Loan was €377.1 million. It is anticipated that the Castilla La Mancha Loan will be assigned to Iberdrola Renovables prior to the Offering. See "Acquisition and Unaudited Pro Forma Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SPREHL Intercompany Loan and Capital Increase

Our subsidiary SPGHC entered into a credit agreement dated September 6, 2000, payable on demand, with our affiliate ScottishPower UK plc ("SPUK") that provided for either party, from time to time, to advance credit up to an aggregate of $1.0 billion outstanding at any time to the other party, or in the case of SPUK, to its subsidiary (the "SPUK Credit Agreement"). On May 31, 2006, the SPUK Credit Agreement was transferred by SPUK to Scottish Power Ltd. (formerly ScottishPower plc). On October 1, 2006, the SPUK Credit Agreement limit was increased to $1.5 billion. On November 5, 2007, Scottish Power Ltd. transferred the SPUK Credit Agreement to Iberdrola, S.A. and Iberdrola, S.A. subsequently transferred the rights, obligations and liabilities under the SPUK Credit Agreement to our subsidiary, SPREHL.

On November 5, 2007, our subsidiary, SPREHL, entered into a five-year intercompany loan agreement with Iberdrola, S.A. under which SPREHL borrowed $982.6 million from Iberdrola, S.A. (the "SPREHL Intercompany Loan Agreement"). On the same day, Iberdrola, S.A. contributed the SPREHL Intercompany Loan Agreement to Iberdrola Renovables and received, in exchange, our shares. Pursuant to the Loan Capital Increase, Iberdrola Renovables transferred shares to Iberdrola, S.A. See "Capitalization." Also, as a result of the Loan Contribution, the SPREHL Intercompany Loan Agreement became a loan between members of the Iberdrola Renovables Group that will be consolidated in the group's financial statements. As a result of the Loan Contribution, we made an adjustment in our pro forma September 30, 2007 and December 31, 2006 balance sheets that decreased our current liabilities (specifically, our short-term debt toward our parent, Iberdrola, S.A.) and increased our equity by €678.6 million. See "Acquisition and Unaudited Pro Forma Financial Information."

Indemnity Agreement

We are subject to certain potential tax liabilities as a result of an IRS audit and also certain tax indemnity obligations relating to the SP US Assets, which may give rise to payment obligations. See "Business—Legal Matters." Pursuant to an indemnity agreement dated November 20, 2007 (the "Indemnity Agreement"), Iberdrola, S.A. has agreed to indemnify us with respect to these and other potential liabilities of SPHI and its subsidiaries resulting from acts, omissions, facts and other situations not related to our core business (the Indemnified Liabilities") existing up to and until October 3, 2007. We have agreed to offset any amounts due by Iberdrola, S.A. to us pursuant to the Indemnity Agreement by any amount we or our subsidiaries receive from third parties in relation to our Indemnified Liabilities. The Indemnity Agreement was entered into for an indefinite term and will remain in effect until the earlier of the expiration of the statute of limitations of the potential liability or after the fifth anniversary of the date on which Iberdrola, S.A. is no longer the direct or indirect holder of a majority of our share capital or has not appointed a majority of our directors.

Trademark Agreement

On November 20, 2007, we entered into a non-exclusive trademark and domain name license agreement with Iberdrola, S.A. (the "Trademark Agreement"), whereby Iberdrola, S.A. granted us a non-exclusive license to use the "Iberdrola" trademark and domain name (the "Licensed Rights") for our renewable energy businesses or any complementary or accessory activity. Under the Trademark Agreement, we have agreed to pay Iberdrola, S.A. an annual fee based on our proportional share of Iberdrola, S.A.'s annual image and brand management corporate services budget, which is subject to yearly review, for the use of the Licensed Rights. The fee for 2007 has been set at €3.2 million. The Trademark Agreement was entered into for an indefinite term and will remain in effect until the earlier of the expiration of the legal life of each of the trademarks or the date on which Iberdrola, S.A. is no longer the direct or indirect holder of a majority of our share capital or has no longer appointed a majority of our directors, but may be terminated by either party for breach of payment or performance obligations. The Trademark Agreement is subject to the condition subsequent that the Framework Agreement becomes effective in accordance with its terms. We have historically used the "Iberdrola" trademark and domain name pursuant to certain intercompany arrangements.

Corporate and Financial Services Agreements

On January 2, 2002, we entered into a corporate services agreement with Iberdrola, S.A. (the "Iberdrola Corporate Services Agreement"), which was periodically amended and restated, whereby Iberdrola, S.A. has provided us with certain corporate services, including planning, control and regulation, development and finances, human resources, communication and institutional relations. The Iberdrola Corporate Services Agreement remains in effect for as long as Iberdrola, S.A. is the direct or indirect holder of a majority of our capital or has appointed the majority of our directors. Certain provisions of the Iberdrola Corporate Services Agreement are superceded by the Financial Services and Treasury Agreement described below.

On November 20, 2007, we entered into a financial services and treasury agreement with Iberdrola, S.A. (the "Financial Services and Treasury Agreement"), whereby Iberdrola, S.A. provides us with certain financial and treasury services, including financial planning, credit risk and risk management services. Charges for such services are determined based on market conditions. The Financial Services and Treasury Agreement remains in effect for as long as Iberdrola, S.A. is the direct or indirect holder of a majority of our capital or has appointed a majority of our directors. We believe that the terms of this agreement are consistent with terms available to unaffiliated parties in the market. The Financial Services and Treasury Agreement is subject to the condition subsequent that the Framework Agreement becomes effective in accordance with its terms. See "--Framework Agreement."

Guarantees

Iberdrola, S.A. and certain Iberdrola, S.A. Group companies have issued guarantees to third-parties with respect to certain of our payment and performance obligations, including national grid connection payment guarantees, construction payment guarantees, turbine purchase payment guarantees and indemnity guarantees.

On December 5, 2005, our affiliate, Scottish Power Finance (US), Inc. ("SPF(US)") entered into a guarantee and support agreement with Scottish Power Ltd. (formerly ScottishPower plc) whereby Scottish Power Ltd. guaranteed SPF(US)'s obligations, including, among others, letters of credit, bonds and guarantees issued to companies that were at that time subsidiaries of Scottish Power Ltd. or direct affiliates of those subsidiaries including PPM Energy. These guarantees remain in effect.

On November 20, 2007, our subsidiary, SPHI, entered into a guarantee and support agreement with Iberdrola, S.A., (the "Iberdrola Guarantee and Support Agreement") whereby Iberdrola, S.A. agrees to guarantee the obligations of SPHI and its subsidiaries, excluding any SPF(US) obligations guaranteed by Scottish Power Ltd., as described above. The Iberdrola Guarantee and Support Agreement remains in effect for so long as Iberdrola, S.A. is the direct or indirect holder of a majority of our share capital, but may be terminated at any time by Iberdrola, S.A. with 60 days written notice. In the event that the Iberdrola Guarantee and Support Agreement is terminated, guarantees granted by Iberdrola, S.A. with respect to obligations incurred prior to the notice date continue in effect.

We anticipate that the Iberdrola Guarantee and Support Agreement may be assigned to us once we receive a suitable credit rating. Additionally, SPHI intends to issue guarantees to replace the guarantees issued by Scottish Power Ltd.

Research and Development Agreement

On October 30, 2007 we entered a share purchase agreement with Iberdrola, S.A. whereby we purchased from Iberdrola, S.A. 70.0% of the share capital of Perseo, a company established by Iberdrola, S.A. on November 12, 2002, to carry out research and development activities and monitor emerging renewable energy technologies. Subsequently on October 31, 2007, we entered into an agreement with Iberdrola, S.A. and its subsidiary, Hidroeléctrica, which owns the remaining 30.0% of Perseo, whereby we agreed to increase Perseo's share capital by €3.5 million within three months to allow it to invest in new technologies and development projects, with Iberdrola, S.A. agreeing to pay us 80.0% of our contribution to the capital increase. See "Business—Research and Development."

Iberdrola, S.A. Group companies

We have entered into, and expect to continue to enter into, a number of arrangements, agreements and transactions with several Iberdrola, S.A. Group companies in the ordinary course of business. The following is a brief summary of our arrangements, agreements and transactions with the Iberdrola, S.A. Group, the terms of which we believe are consistent with terms available to unaffiliated parties in the market.

Iberdrola Generación, S.A.

We have entered into several agreements with Iberdrola Generación which provides us with certain engineering, administrative, management, consulting and support services as well as specialized technical assistance in system installations, including the monitoring and recording systems for all of our renewable energy facilities. On January 1, 2006, we entered into a renewable one-year framework agreement with Iberdrola Generación, whereby Iberdrola Generación agreed to provide us with engineering, administrative and management services for our existing and future mini-hydro projects. Iberdrola Generación receives market based fees, plus a 15% premium. In addition, we have entered into several PPAs with Iberdrola Generación pursuant to which Iberdrola Generación acts as our production agent and dealer vis-à-vis the Spanish Electricity Market. Iberdrola Generación also provides selling agent services to certain of our subsidiaries for a fixed monthly fee. We believe that the terms of our various agreements with Iberdrola Generación are consistent with terms available to unaffiliated parties in the market.

Iberdrola Ingeniería y Construcción, S.A.

We have entered into several management framework agreements with Iberdrola Ingeniería for technical engineering and integrated management services for the development of certain of our wind farms and mini-hydro plants and a construction framework agreement for the construction of wind farm installations. Iberdrola Ingeniería earns the majority of its revenues from non-Iberdrola, S.A. Group companies. On November 5, 2007, we entered into a framework agreement with Iberdrola Ingeniería for an indefinite term whereby Iberdrola Ingeniería provides us with certain engineering services for the development, construction, management and operation of our renewable energy power plants, including, (i) with respect to wind farms, engineering services (wind measurements), authorization management, construction supervision and construction technical assistance (according to the terms of the wind farm framework agreement dated September 30, 2004, pursuant to which services are provided at varying rates, and a construction framework agreement dated January 7, 2004, whereby Iberdrola Ingeniería provides us services related to the construction process, follow-up related to the environmental surveillance plan, technical assistance related to the network and management of the disposal of wastes), (ii) with respect to mini-hydro facilities and electro-mechanic equipment supply including the construction process, follow-up related to the environmental surveillance plan and management of the disposal of wastes (according to the terms of the mini-hydro framework agreement dated July 16, 2004, pursuant to which services are provided on a cost basis plus a margin of between 9.3% and 17.3%) and (iii) services related to CORE. The agreement continues in effect so long as Iberdrola, S.A. is the direct or indirect holder of a majority of our capital or as long as Iberdrola, S.A. has appointed a majority of our directors. Iberdrola Ingeniería provides services at market prices to be agreed by the parties. We believe that the terms of our various agreements with Iberdrola Ingeniería are consistent with terms available to unaffiliated parties in the market.

Iberdrola Distribución Eléctrica, S.A.U.

Our subsidiary, Iberdrola Castilla, has entered into a PPA with Iberdrola Distribución for 32 MW of wind power pursuant to an agreement dated July 26, 2005. We believe that the terms of our agreement with Iberdrola Distribución are consistent with terms available to unaffiliated parties in the market.

Iberdrola Energías Renovables de La Rioja, S.A.

We are the majority shareholder of Iberdrola Energías Renovables de La Rioja, S.A. ("Iberioja"). On September 5, 2005, we entered into a collaboration agreement with the minority shareholders of Iberioja, Firsa I and Firsa II, pursuant to which we granted the minority shareholders a put option to sell their 36.45% interest in Iberioja to us or, in the event that we issued 20% or more of our share capital pursuant to a public offering, to convert their Iberioja shares into shares of Iberdrola Renovables. Pursuant to an amendment to the collaboration agreement signed on November 19, 2007 the minority shareholders' option to convert their Iberioja shares into Iberdrola Renovables shares is not exercisable until one year after the Offering and the put option extends through December 31, 2015.

ScottishPower Group Companies

Scottish Power Ltd. (formerly ScottishPower plc) is our affiliate and a subsidiary of our parent company, Iberdrola, S.A. We have entered into, and expect to continue to enter into, a number of arrangements, agreements and transactions with Scottish Power Ltd. and its subsidiaries (the "ScottishPower Group"). The following is a brief summary of our arrangements, agreements and transactions with the ScottishPower Group, the terms of which we believe are consistent with terms available to unaffiliated parties in the market.

Financing Agreements

Historically, subsidiaries of ScottishPower plc, including ScottishPower Generation Ltd., Manweb Generation Ltd. and ScottishPower UK Holdings Ltd. directly funded the expansion and ordinary business activities of the SP UK Assets. As of September 30, 2007, the aggregate principal and interest outstanding and owed to the foregoing companies was €423.6 million, of which €22.8 million is classified as long-term debt (the "SP UK Loans"). See "Acquisition and Unaudited Pro Forma Financial Information" and "SP UK Assets Discussion and Analysis of Financial Information." We anticipate that the SP UK Loans may be refinanced with borrowings under the New Current Account Agreements.

Certain pipeline development costs for the SP UK Assets with respect to wind projects in development were undertaken by affiliates of ScottishPower plc, and were purchased by SPREHL from Iberdrola, S.A. on August 31, 2007 at book value. When SPREHL was acquired by Iberdrola Renovables pursuant to the Acquisition, this became a loan between members of the Iberdrola Renovables Group that will be consolidated in the group's financial statements. See "SP UK Assets Discussion and Analysis of Financial Information."

PPM and a subsidiary of Iberdrola, S.A., PPM Energy Canada Limited (formerly known as PacifiCorp Energy Canada Limited) ("PECL"), entered into a reciprocal inter-company borrowing and lending agreement dated July 12, 2007 in an aggregate amount not to exceed $250 million, subject to the availability of PPM Energy's and PECL's funds. Borrowings are due on demand and the interest rate is LIBOR plus an applicable margin per annum. As of September 30, 2007, $176.5 million was outstanding and payable by PPM Energy. There is no prepayment penalty and any overdue amounts will bear interest at a rate of 10% per annum to the extent permitted by law.

On March 31, 2006, PPM Energy and PHI entered into a reciprocal inter-company borrowing and lending agreement in an aggregate amount not to exceed $1.9 billion, subject to the availability of PPM Energy's and PHI's funds. Borrowings are due on demand and the interest rate is LIBOR plus an applicable margin per annum. As of September 30, 2007, $25.0 million was outstanding and payable by PPM Energy. There is no prepayment penalty and any overdue amounts will bear interest at a rate of 10% per annum to the extent permitted by law.

On March 31, 2006, PPM Energy and Pacificorp Group Holdings Company ("PGHC") entered into a reciprocal inter-company borrowing and lending agreement in an aggregate amount not to exceed $1.9 billion, subject to the availability of PPM Energy's and PHI's funds. Borrowings are due on demand and the interest rate is LIBOR plus an applicable margin per annum. As of September 30, 2007, $1,526.5 million was outstanding and payable by PPM Energy. There is no prepayment penalty and any overdue amounts will bear interest at a rate of 10% per annum to the extent permitted by law.

On March 31, 2006, SPF(US) and our subsidiary SPGHC entered into a promissory note in which SPF(US) agreed to reimburse SPGHC for an amount not to exceed $65 million. Borrowings are due on demand and the interest rate is LIBOR plus an applicable margin per annum. As of September 30, 2007, $0.9 million was outstanding and receivable by SPF(US) partially offset by $0.8 million (USD) interest payable. There is no prepayment penalty and any overdue amounts will bear interest at a rate of 10% per annum, to the extent permitted by law.

Commodity Purchase Agreements

On November 20, 2007, our subsidiary, ScottishPower Renewable Energy Limited ("SPREL"), and members of our group that own operational wind farms in the United Kingdom (the "PPA Group"), entered into a 20-year PPA with ScottishPower Energy Retail Limited ("SP Energy Retail"), whereby SP Energy Retail purchases and the PPA Group sells on an exclusive basis the majority of electricity generated and benefits received by certain wind farms owned by the PPA Group with retrospective effect from October 1, 2007 until 2027. The PPA may be terminated for default or insolvency and, in the event of a termination, a payment may be due to compensate the non-defaulting party for direct losses and certain expenses and legal fees. Upon a change of control, the PPA will continue; however no new wind farms will be introduced into the PPA. We believe that the terms of this agreement are generally consistent with terms available to unaffiliated parties in the market.

On October 17, 2002, PPM Energy and PECL entered a North American Energy Standards Board ("NAESB") based contract for the sale and purchase of natural gas, pursuant to which PECL and PPM Energy purchase and sell natural gas at the U.S.-Canada international border to enable cross border transactions primarily over two pipeline systems. In these transactions, PECL typically sources Canadian natural gas and brings it to the border. PPM Energy then takes title to the natural gas at the U.S. border and transports that gas over U.S. pipelines to an ultimate end-user or for its own use in thermal energy production. The value of the transaction is allocated between PECL and PPM Energy in accordance with a methodology and accounting practices that are provided by PPM Energy pursuant to the PECL Services Agreement (defined below) and in accordance with Canadian-U.S. tax treaties.

PPM Energy also manages PECL's position on the New York Mercantile Exchange, nets the exposures of PPM Energy and PECL, makes all necessary margin payments and reconciles any differences between PPM Energy's clearing agent's records and PECL's records of trades.

Service Agreements

Our subsidiary, SPREL, receives certain corporate services from a subsidiary of Iberdrola, S.A., ScottishPower UK plc ("SPUK"), pursuant to an agreement dated November 2, 2007, whereby SPUK provides SPREL with certain corporate services including corporate communications, human resources, occupational health and safety, information technology, estate and fleet management, insurance, credit risk management, tax, regulatory and treasury and finance assistance for market-based fees. With the exception of the fleet services which will be provided until terminated by SPUK with three months' notice, the agreement is in effect through December 31, 2009 but may be terminated (in whole or in part) by SPUK for insolvency or breach or on a change of control of SPREL or Iberdrola Renovables, with six months' notice, or by SPREL at any time with three months' notice. We believe that the terms of this agreement with SPUK are generally consistent with terms available to unaffiliated parties in the market.

On October 1, 2003, our subsidiary, SPHI, entered into an agreement with SPUK whereby SPUK agreed to provide SPHI with certain corporate and management services under a Group Corporate Cost Recharge Policy approved August 28, 2003. We believe that the terms of our various agreements with SPUK are consistent with terms available to unaffiliated parties in the market.

PPM Energy entered into a service agreement dated October 11, 2004 with PECL, whereby PPM Energy agreed to provide PECL with certain corporate and management services including corporate finance and treasury, accounting, tax, legal and information technology services (the "PECL Services Agreement"). The PECL Services Agreement has a one-year, renewable term, but can be terminated by either party with respect to all or some of the services with at least 180 days advance notice prior to the effective date of the termination. PPM Energy and PECL are in negotiations to replace this agreement and provide for the following additional services: corporate secretary, communications, gas management coordination, human resources, insurance services, environmental, health and safety services, business controls, and credit and risk management, and cross-border transaction coordination and value allocation services. We believe that the terms of our various services agreements with PECL are consistent with terms available to unaffiliated parties in the market.

Guarantees

Certain ScottishPower Group companies have issued guarantees to third-parties with respect to certain of our payment and performance obligations, including construction payment guarantees, turbine purchase payment guarantees and indemnity guarantees. Additionally, SPF(US) guarantees certain structured support arrangements and trading support arrangements. These guarantees may be assigned to SPHI pending SPHI obtaining an acceptable credit rating. See "—Iberdrola, S.A.—Guarantees."

Aeolus I, II and III

The SPHI wind farm LLCs, including Aeolus I, II and III, contract with our subsidiaries (PPM Energy, PPM Energy Wind Management LLC, PPM Energy Technical Services LLC) and other Aeolus wind farm LLCs for management services, operations and maintenance services and various other services. See "Business—Renewable Energy Businesses—United States" and "SPHI Discussion and Analysis of Financial Condition and Results of Operation." PPM Energy has also entered into a number of shaping and firming agreements with utility offtakers on behalf of certain wind farm project companies owned by PPM Energy (such as Klondike II) and by Aelous structures (such as Klondike III), for shaping and firming services. A default by PPM Energy, as shaping and services provider, under one of these agreements may trigger a corresponding default or termination right under the related PPA between the project company and the power purchaser. See "Business—Renewable Energy Businesses—Wind" for a description of shaping and firming activities. We believe that the terms of our various agreements with companies comprising the Aeolus structures are generally consistent with terms available to unaffiliated parties in the market.

Gamesa Group

Our parent company, Iberdrola, S.A., as of the date of this offering memorandum, is an 18% shareholder of Gamesa, which, together with its subsidiary Gamesa Eólica is one of our primary wind turbine suppliers, a provider of developed wind farms and a principal competitor. We have entered into several agreements with Gamesa and two of its subsidiaries, Gamesa Energía and Gamesa Eólica in the ordinary course of business for the purchase of wind farms and megawatts of capacity, wind turbines and turbine maintenance services as well as credit financing and other services, the terms of which we believe are consistent with terms available to unaffiliated parties in the market. We have briefly summarized below certain of our key agreements with Gamesa.

On November 29, 2002, we entered into a master agreement (the "Eurowind Master Agreement"), which was amended on April 30, 2003, with Gamesa, Gamesa Energía and Gamesa Eólica, whereby:

(i) Gamesa agreed to transfer to us all the shares of certain companies which own certain wind farms with aggregate capacity of approximately 1,000 MW purchased by us pursuant to share purchase agreements;

(ii) Gamesa agreed to participate in joint venture arrangements to be owned 60% by Iberdrola Renovables and 40% by Gamesa to own and operate wind farm companies purchased from Gamesa Energía with an aggregate capacity of approximately 1,100 MW (purchased pursuant to a share purchase agreement dated December 16, 2002 and develop and operate wind farms, including the supply of turbines, in several jurisdictions pursuant to joint venture agreements); and

(iii) Gamesa Eólica agreed to enter into a turbine supply framework agreement dated December 16, 2002 with us for the provision of turbines with an aggregate capacity of 1,100 MW, subject to increase by mutual agreement up to 1,680 MW, to be installed in Spain from 2002 through 2006 and entered into a maintenance framework agreement dated April 9, 2003, to carry out preventative maintenance at such wind farms for an indefinite term.

We have, subsequent to the Eurowind Master Agreement, also entered into certain agreements to acquire wind farms from Gamesa, including wind farms in the United States, Portugal, Spain, and Italy, or to enter into joint ventures with Gamesa for the purchase of certain wind farms. In connection with certain acquisitions, Gamesa provided credit financing to us on terms we believe are consistent with terms available to unaffiliated parties in the market. Gamesa also provides us certain services in connection with the wind farms for an agreed period of time.

On October 19, 2006, we entered into a framework agreement with Gamesa Eólica to purchase turbines with an aggregate capacity of 2,700 MW, to be installed in Spain, France, Italy, Germany, the United Kingdom, Portugal, Poland, Greece, Mexico and the United States between 2007 and 2009. Gamesa Eólica is required to assemble and provide start-up services, as well as operating and maintenance services during the guarantee period, which remains in effect until delivery is completed and may be extended through 2011. Our current payables owed to Gamesa Eólica were €297.4 million, €259.9 million and €172.2 million as of December 31, 2004, 2005 and 2006 respectively, and our current payables owed to Gamesa and its subsidiaries were €149.1 million as of September 30, 2007. See "Business—Renewable Energy Businesses—Suppliers" and "Risk Factors—Our growth plan is dependent on the availability of equipment."

DESCRIPTION OF SHARE CAPITAL

The following summary provides information concerning our capital stock and briefly describes certain significant provisions of our bylaws (*estatutos*) and Spanish corporate law. This summary does not purport to be complete and is qualified in its entirety by reference to our bylaws and Spanish corporate law. Copies of our bylaws are available at our principal executive offices.

General

At the date of this offering memorandum, our issued share capital amounts to €1,689,625,960 divided into a single series of 3,379,251,920 ordinary shares in book-entry form, with a nominal value of €0.50 each. All of our shares are fully paid and non-assessable. Non-residents of Spain may hold and vote our shares subject to the restrictions described below.

Dividend and Liquidation Rights

Payment of dividends is proposed by the board of directors and must be authorized by our shareholders at a general shareholders' meeting. Holders of shares participate in such dividends for each year from the date such dividends are agreed by a general shareholders' meeting. Spanish law requires us to contribute at least 10% of our net operating profit each year to a legal reserve until the balance of such reserve is equivalent to at least 20% of our issued share capital. Our legal reserve is not available for distribution to our shareholders except upon our liquidation. In addition, as of January 1, 2008, Spanish law will require each company to contribute each year a portion of its net operating profit representing at least 5% of its goodwill to a non-distributable reserve until the balance of such reserve is equivalent to the total amount of goodwill.

According to Spanish law, dividends may be paid out only from the portion of profits or distributable reserves that exceeds our amortizable goodwill and start-up expenses and only if the value of our net worth is not, and as a result of distribution would not be, less than our share capital plus legal reserve. In accordance with Section 947 of the Spanish Commercial Code, the right to a dividend lapses and reverts to us if it is not claimed within five years after it becomes payable. As of January 1, 2008, dividends may be paid out only if the value of our net worth is not, and as a result of distribution would not be, less than our share capital, provided that the amount of our distributable reserves is at least equal to any research and development costs recorded in our assets. Beginning in 2008, we anticipate that between 20% to 25% of our profits will be paid out as dividends.

Dividends payable by us to non-residents of Spain are subject to Spanish withholding tax at the rate of 18%. However, residents of certain countries will be entitled to the benefits of a Double Taxation Convention. See "Taxation—Spanish Tax Considerations."

Upon our liquidation, our shareholders would be entitled to receive proportionately any assets remaining after the payment of our debts and taxes and expenses of the liquidation.

Shareholders' Meeting and Voting Rights

Pursuant to our bylaws, rules of the general shareholders' meeting and Spanish corporate law, the annual general meeting of our shareholders is held during the first six months of each fiscal year on a date fixed by the board of directors. Extraordinary shareholders' meetings may be called by the board of directors whenever the board of directors deems it appropriate or at the request of shareholders representing at least 5% of our share capital. Such meetings must be called at least one month before the date on which the meeting shall be held. Notices of all shareholders' meetings are published in the Commercial Registry's Official Gazette (*Boletín Oficial del Registro Mercantil*) and in a local newspaper of wide circulation in the province where we are domiciled (currently Madrid, Spain) at least one month prior to the meeting.

Action is taken at ordinary shareholders' meetings on the following matters: the approval of the management of the Company by the directors during the previous fiscal year; the approval of the annual accounts from the previous fiscal year; and the application of the previous fiscal year's income or loss. All other matters can be considered at either an extraordinary shareholders' meeting or at an ordinary shareholders' meeting if the matter is within the authority of the meeting and is included on the agenda.

In general, each share entitles the holder to one vote. Under Spanish corporate law, shareholders who voluntarily aggregate their shares so that the capital stock so aggregated is equal to or greater than the result of dividing the total capital stock by the number of directors have the right, provided there are vacancies on the board of directors, to appoint a corresponding proportion of the members of the board of directors (disregarding fractions). Shareholders who exercise this right may not vote on the appointment of other directors. Any share may be voted by proxy. Proxies must be in writing or in electronic form acceptable under applicable law and are valid for a single shareholders' meeting. Proxies may be given to any person and may be revoked, either expressly by written notice to us or by attendance by the shareholder at the meeting or by the exercise by the shareholder of a non-attendance vote.

Holders of ordinary shares duly registered in the book-entry records maintained by Iberclear and its member entities at least five days prior to the day on which a shareholders' meeting is scheduled may, in the manner provided in the notice for such meeting, attend and vote at such meeting.

Our bylaws provide that, on the first call of an ordinary or extraordinary general shareholders' meeting, the presence in person or by proxy of shareholders representing the percentage of share capital required by Spanish law will constitute a quorum. Spanish law sets forth that on the first call it is necessary to have at least 25% of our voting capital to constitute a quorum. If on the first call a quorum is not present, the meeting can be reconvened by a second call, which according to Spanish corporate law requires no quorum. However, a resolution in a shareholders' meeting to change our share capital or corporate purpose, issue bonds, merge, dissolve, spin off assets, transform our legal form or modify our bylaws, requires on first call the presence in person or by proxy of shareholders representing at least 50% of our voting capital and on second call the presence in person or by proxy of shareholders representing at least 25% of our voting capital. On second call, such resolutions may only be passed upon the vote of shareholders representing two-thirds of our capital present or represented at such meeting. The interval between the first and the second call for a shareholders' meeting must be at least 24 hours. Resolutions in all other cases are passed by a majority of the votes cast.

A resolution passed in a shareholders' meeting is binding on all shareholders. However, in the case of resolutions contrary to Spanish law or the Company's bylaws, the right to contest is extended to all shareholders, directors and interested third parties. In the case of resolutions prejudicial to the interests of the Company or contrary to the Company's bylaws, such right is extended to shareholders who attended the shareholders' meeting and recorded their opposition in the minutes of the meeting, to shareholders who were absent and to those unlawfully prevented from casting their vote as well as to members of the board of directors. In certain circumstances (such as a modification of corporate purpose or change of the corporate form), Spanish corporate law gives dissenting or absent shareholders the right to withdraw from the Company. If this right were exercised, the Company would be obliged to purchase the relevant shareholding(s) at a price equal to the average market value of the shares for the quarter preceding the date of exercise of this right.

Shareholder Suits

Under Spanish corporate law, directors are liable to shareholders for illegal acts, acts that violate the bylaws and failure to carry out their legal duties with due diligence. Shareholders are not required to submit these actions to arbitration. Pursuant to our bylaws, shareholders must bring actions against us in the province where we are domiciled (currently Madrid, Spain).

Registration and Transfers

Our shares are in book-entry form and are indivisible. Joint holders of one share must designate a single person to exercise their shareholders' rights, but they are jointly and severally liable to us for all the obligations relating to their status as shareholders, such as the payment of any pending capital calls. Iberclear, which manages the Spanish clearance and settlement system of the Spanish stock exchanges, maintains the central registry reflecting the number of shares held by each of its member entities (*entidades participantes*) as well as the amount of these shares held by beneficial owners. Each member entity, in turn, maintains a registry of the owners of such shares.

As a general rule, transfers of shares quoted on the Spanish stock exchanges must be made through or with the participation of a member of a Spanish stock exchange. Brokerage firms, official stockbroker or dealer firms, Spanish credit entities, investment services entities authorized in other EU member states and investment services entities authorized by their relevant authorities and in compliance with Spanish regulations are eligible to be members of the Spanish stock exchanges. See "Securities Trading in Spain." The transfer of shares may be subject to certain fees and expenses.

Restrictions on Foreign Investment

Subject to the restrictions described below, foreign investors may freely invest in shares of Spanish companies as well as transfer invested capital, capital gains and dividends out of Spain without limitation (subject to applicable taxes and exchange controls), and need only file a notification with the Spanish Registry of Foreign Investments maintained by the General Bureau of Commerce and Investments within the Ministry of Economy following any investment or divestiture. Such filing is required solely for statistical and administrative purposes. Where the investment or divestiture is made in shares of Spanish companies listed on any of the

Spanish stock exchanges, the duty to provide notice of a foreign investment or divestiture lies with the relevant entity with whom the shares in book-entry form have been deposited or which has acted as an intermediary in connection with the investment or divestiture. If the foreign investor is a resident of a tax haven, as defined under Spanish law (Royal Decree 1080/1991 of July 5, 1991), notice must be provided to the Registry of Foreign Investments prior to making the investment, as well as after consummating the transaction. However, prior notification is not necessary in the following cases:

- investments in listed securities, whether or not trading on an official secondary market; and
- foreign shareholdings that do not exceed 50% of the capital of the Spanish company in which the investment is made.

In addition to the notices relating to significant shareholdings that must be sent to the relevant company, the CNMV and the relevant Spanish stock exchanges, as described in this section under "Reporting Requirements," foreign investors are required to provide said notices to the Registry of Foreign Investments.

Preemptive Rights and Increases of Share Capital

Pursuant to Spanish corporate law, shareholders and holders of convertible bonds have preemptive rights to subscribe for any new shares issued by the Company and for any new bonds convertible into shares. Such preemptive rights may be waived under special circumstances by a resolution passed at a meeting of shareholders or the board of directors (when the Company is listed and the shareholders' meeting delegates to the board of directors the right to increase the capital stock and waive preemptive rights), in accordance with Article 159 of the Spanish corporate law. At the date of this offering memorandum, we have no convertible bonds outstanding.

Preemptive rights are transferable, may be traded on the Automated Quotation System and may be of value to existing shareholders because new shares may be offered for subscription at prices lower than prevailing market prices.

Reporting Requirements

Because our shares are to be listed on the Spanish stock exchanges, agreements with respect to the acquisition or disposition of our shares must be reported within four trading days from the date on which the person obliged to report is or should have been aware of such acquisition or disposal, to the CNMV (and where the person or group effecting the transaction is a non-Spanish resident, to the Spanish Registry of Foreign Investments), where:

- in the case of an acquisition, the acquisition results in that person or group holding 3%, 5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 45%, 50%, 60%, 70%, 75%, 80%, and 90% or more of our voting rights; or
- in the case of a disposal, the disposal takes any existing holding of that person or group below the same thresholds of our voting rights outlined above.

Spanish rules presume a person is or should have been aware of the transaction within two trading days from the date of the transaction.

Should the number of our voting rights vary, shareholders with voting rights up to, above or below the 3% and successive thresholds indicated above must report their voting rights after such variation.

Similar disclosure obligations apply in the event of:

- an acquisition or disposal of any financial instruments entitling the holder the right to acquire our shares (such as options, futures, swaps, etc.) in which case the transaction should be reported to the CNMV and to the issuer of the underlying;
- voting, transfer or usufruct agreements related to our shares, among parties holding 3% or more in the aggregate of our voting rights;
- custodians or representatives holding shares in their capacity, provided they exercise discretion with respect to the voting rights attached to such shares;
- the first admission to trading of shares in a secondary market; or

- share capital increases resulting in an increase in the percentage of voting rights.

Should the person or group effecting the transaction be resident in a tax haven (as defined by applicable Spanish regulations), the threshold that triggers the obligation to disclose the acquisition or disposition of our shares is reduced to 1% (and successive multiples thereof).

We will also be required to report any acquisition of treasury stock exceeding 1% of our voting rights to the CNMV within four trading days from the acquisition.

Any member of our board of directors must report to the CNMV and to us within four trading days any percentage or number of shares and stock options held by such director at the time of becoming a member of the board of directors.

Furthermore, any member of our board of directors must similarly report any acquisition or disposal of our shares, regardless of the size or amount, as well as any acquisition, transfer or exercise of option rights over our shares and any other interest or right that enables the director to acquire or subscribe for our shares, within five trading days. In addition, our directors and our senior managers (defined as those persons having regular access to relevant information related directly or indirectly to our company and having the power to adopt management resolutions that affect the future performance and the prospects of the company) must also report any stock-based compensation that they may receive pursuant to any of our compensation plans.

In addition, according to Royal Decree 1333/2005, of November 11, 2005 (implementing European Directive 2004/72/EC), any member of our board of directors and any of our senior managers or any parties related to any of them, as defined in such Royal Decree 1333/2005, must report to the CNMV any transactions carried out with respect to our shares or derivatives or other financial instruments relating to our shares within five business days of such transaction. The notification of the transaction must include particulars such as, among others, the type of transaction, the date of the transaction and the market in which the transaction was carried out, the number of shares traded and the price paid in connection with the transaction.

On July 17, 2003, the Spanish government enacted the Transparency Act (Act 26/2003), amending the Securities Market Act (Act 24/1998) and the Public Companies Act (Royal Decree 1564/1989). The Transparency Act requires parties to disclose certain types of shareholders' agreements concerning the exercise of voting rights at a general shareholders' meeting or containing restrictions or conditions on the free transferability of shares or bonds that are convertible or exchangeable into shares. If our shareholders enter into such agreements with respect to our shares, they must disclose the execution, amendment or extension of such agreements to us and the CNMV and must file such agreements with the appropriate commercial registry. Failure to comply with these disclosure obligations renders any such shareholders' agreement unenforceable and constitutes a violation of the Spanish Securities Market Act.

Share Repurchases

Pursuant to Spanish corporate law, we may only repurchase our own shares within certain limits and in compliance with the following requirements:

- the repurchase must be authorized by the general shareholders' meeting by a resolution establishing the maximum number of shares to be acquired, the minimum and maximum acquisition price and the duration of the authorization, which may not exceed 18 months from the date of the resolution;
- the aggregate nominal value of the shares repurchased, together with the aggregate nominal value of the shares already held by us and our subsidiaries, must not exceed 5% of our share capital;
- we must be able to set aside non-distributable reserves in an amount corresponding to the book value of the repurchased shares; and
- the shares repurchased must be fully paid.

Treasury shares do not have voting rights or economic rights (e.g., the right to receive dividends and other distributions and liquidation rights), except the right to receive bonus shares, which will accrue proportionately to all of our shareholders. Treasury shares are counted for purposes of establishing the quorum for shareholders' meetings and majority voting requirements to pass resolutions at shareholders' meetings.

Directive 2003/6/EC of the European Parliament and the European Council dated January 28, 2003 on insider dealing and market manipulation establishes rules in order to ensure the integrity of European Community financial markets and to enhance investor confidence in those markets. Article 8 of this Directive establishes an exemption from the market manipulation rules regarding share buy-back programs by companies listed on a stock exchange in an EU member state. European Commission Regulation No. 2273/2003, dated December 22, 2003, implemented the aforementioned Directive with regard to exemptions for buy-back programs. Article 3 of this regulation states that in order to benefit from the exemption provided for in Article 8 of the Directive, a buy-back program must comply with certain requirements established under such Regulation and the sole purpose of the buy-back program must be to reduce the share capital of an issuer (in value or in number of shares) or to meet obligations arising from either of the following:

- debt financial instruments exchangeable into equity instruments; or
- employee share option programs or other allocations of shares to employees of the issuer or an associated company.

Option Rights

We have granted certain option rights to third parties with respect to our shares and shares of our subsidiaries, including the rights described below. The exercise of these option rights could result in dilution to holders of our shares. The following summarizes certain option rights that we have granted to third parties:

- an option to acquire 5-25% of our subsidiary Rokas Aeoliki Cyprus Ltd., which has a pipeline of wind projects of 150 MW. The option is exercisable until the earlier of April 6, 2009 and the date of the budget approval for the construction of the first wind project in Cyprus by Rokas.
- an option to acquire shares of Deerfield Wind, L.L.C. ("Deerfield") previously acquired by PPM, if PPM Energy doesn't make certain payments to the Company from which PPM Energy acquired Deerfield following the issuance of a construction permit for the project. The option is exercisable from July 31, 2008 to September 30, 2008 at an exercise price of up to $250,000, which could increase depending upon the amount of certain costs incurred by PPM.
- an option to compel us to sell our or purchase their participation in the share capital of our subsidiary, Energías Eólicas de Cuenca, S.A. ("Cuenca") at a negotiated price and conditions. Cuenca has 38 MW of operating wind capacity, 50 MW are under construction and a pipeline of 44 MW.
- in connection with the strategic alliance we have signed in Italy with Api Holding S.p.A. ("Api") through Societa Energie Rinnovabili S.p.A. ("Rinnovabili," in which we own a 49.9% stake and Api holds the remaining 50.1%), we have agreed, among other things, that if either party loses control of the investment vehicle through which they hold their respective stakes in Rinnovabili, or a change of control in either Iberdrola Renovables or Api occurs, where the new controlling entity is a competitor of either party, then the adversely affected party would have the right to acquire the shares of the other. Rinnovabili has a pipeline of 21 MW in addition to 113 MW under construction. Societa Energie Rinnovabili 1 S.p.A (in which we own a 49.9% stake with Api holding the remaining 50.1%) has a pipeline of 130 MW in addition to 84 MW under construction.
- a sale option over the shares of Coldham Windfarm Limited at market price or if no agreement is reached between the parties at a market price assessed by an independent expert.

SECURITIES TRADING IN SPAIN

Prior to the Offering, there has been no public market for our shares. We have applied to list our shares on the Spanish stock exchanges and to have the shares quoted through the Automated Quotation System of the Spanish stock exchanges.

The Spanish securities market for equity securities consists of the four stock exchanges located in Madrid, Barcelona, Bilbao and Valencia and the Automated Quotation System, or *Mercado Continuo.* The Automated Quotation System links the trading of the shares of the companies with the largest trading volume in the national economy.

The Automated Quotation System links the four Spanish stock exchanges, providing the securities listed on it with a uniform continuous market that eliminates certain of the differences among the local exchanges. The principal feature of the system is the computerized matching of buy and sell orders at the time of entry of the order. Each order is executed as soon as a matching order is entered, but can be modified or canceled until executed. The activity of the market can be continuously monitored by investors and brokers. The Automated Quotation System is operated and regulated by Sociedad de Bolsas, S.A., a corporation owned by the companies that manage the stock exchanges. All trades on the Automated Quotation System must be placed through a brokerage firm, a dealer firm or a credit entity that is a member of a Spanish stock exchange.

In a pre-opening session held from 8:30 a.m. to 9:00 a.m. each trading day, an opening price is established for each security traded on the Automated Quotation System based on a real-time auction in which orders can be entered, modified or canceled but are not executed. During this pre-opening session, the system continuously displays the price at which orders would be executed if trading were to begin.

Market participants only receive information relating to the auction price (if applicable) and trading volume permitted at the current bid and offer price. If an auction price does not exist, the best bid and offer price and associated volumes are shown. The auction terminates with a random period of 30 seconds during which share allocation takes place. Until the allocation process has finished, orders cannot be entered, modified or canceled.

In exceptional circumstances (including the inclusion of new securities on the Automated Quotation System) and after giving notice to the CNMV, Sociedad de Bolsas, S.A. may establish an opening price without regard to the reference price (the previous trading day's closing price), alter the price range for permitted orders with respect to the reference price and modify the reference price.

The computerized trading hours (the "Open Session") are from 9:00 a.m. to 5:30 p.m. During the Open Session, the trading price of a security is permitted to vary up to a maximum so-called "static" range of the reference price (the price resulting from the Closing Auction (as defined below) of the immediately preceding trading day, or the immediately preceding Volatility Auction (as defined below) in the current Open Session), provided that the trading price for each trade of such security is not permitted to vary in excess of a maximum so-called "dynamic" range with respect to the trading price of the immediately preceding trade of the same security. If, during the trading session, there exist matching bid and ask orders over a security within the computerized system which exceed any of the above "static" and "dynamic" ranges, trading on the security is automatically suspended and a new auction (a "Volatility Auction") is held where a new reference price is set, and the "static" and "dynamic" ranges will apply over such reference price. The "static" and "dynamic" ranges applicable to each particular security are set up and reviewed periodically by Sociedad de Bolsas, S.A. From 5:30 p.m. to 5:35 p.m. (the "Closing Auction") orders can be entered, modified and canceled, but no trades can be made.

Between 5:30 p.m. and 8:00 p.m., trades may occur outside the computerized matching system without prior authorization of Sociedad de Bolsas, S.A., at a price within the range of 5% above the higher of the average price and closing price for the day and 5% below the lower of the average price and closing price for the day if there are no outstanding bids or offers, respectively, on the system matching or bettering the terms of the proposed off-system transaction and, if, among other things, the trade involves more than €300,000 and more than 20% of the average daily trading volume of the stock during the preceding three months. These trades must also relate to individual orders from the same person or entity and be reported to Sociedad de Bolsas, S.A. before 8:00 p.m. At any time trades may take place (with the prior authorization of Sociedad de Bolsas, S.A.) at any price if:

- the trade involves more than €1.5 million and more than 40% of the average daily volume of the stock during the preceding three months;
- the transaction derives from a merger or spin-off process or from the reorganization of a group of companies;

- the transaction is executed for the purposes of settling a litigation or completing a complex group of contracts; or
- Sociedad de Bolsas, S.A. finds other justifiable cause.

Information with respect to the computerized trades during the Open Session is made public immediately, and information with respect to trades outside the computerized matching system is reported to Sociedad de Bolsas, S.A. by the end of the trading day and published in the *Boletin de Cotizacion* and in the computer system by the beginning of the next trading day.

Clearance and Settlement System

Transactions carried out on the Automated Quotation System are cleared and settled through Iberclear. Only participating entities of the system are entitled to use it, and the ability to become a participating entity is restricted to authorized members of the Automated Quotation System, the Bank of Spain (when an agreement, approved by the Spanish Ministry of Economy, is reached with Iberclear) and, with the approval of the CNMV, other brokers who are not members of the Spanish stock exchanges, banks, savings banks and foreign settlement and clearing systems. Iberclear is owned by *Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A.*, a holding company which holds a 100% interest in each of the Spanish official secondary markets and settlement systems. The clearance and settlement system and its members are responsible for maintaining records of purchases and sales under the book-entry system. Shares of listed Spanish companies are held in book-entry form. Iberclear, which manages the clearance and settlement system, maintains a registry reflecting the number of shares held by each of its member entities on its own behalf as well as the number of shares held on behalf of third parties. Each member entity, in turn, maintains a registry of the owners of such shares. Spanish law considers the legal owner of the shares to be:

- the member entity appearing in the records of Iberclear as holding the relevant shares in its own name; or
- the investor appearing in the records of the member entity as holding the shares.

The settlement of any transactions must be made within three business days following the date on which the transaction was carried out ("T+3 Settlement System").

As a general rule, obtaining legal title to shares of a company listed on a Spanish stock exchange requires the participation of a Spanish official stockbroker, broker dealer or other entity authorized under Spanish law to record the transfer of shares. To evidence title to shares, at the owner's request the relevant member entity must issue a certificate of ownership. If the owner is a member entity, Iberclear is in charge of the issuance of the certificate with respect to the shares held in the member entity's name. Spanish Law 37/1998, which implements a European Union directive, allows, in specified circumstances, for the transfer of ownership of shares of a company listed on a Spanish stock exchange without complying with one or more of the requirements described above. However, secondary legislation required to implement this law in Spain has not been enacted as of the date of this offering memorandum.

Shares Deposited with Euroclear and Clearstream, Luxembourg

Shares deposited with depositories for Euroclear Bank, S.A./N.V, as operator of the Euroclear System ("Euroclear"), and Clearstream Banking, société anonyme ("Clearstream") and credited to the respective securities clearance account of purchasers in Euroclear or Clearstream against payment to Euroclear or Clearstream will be held in accordance with the Terms and Conditions Governing Use of Euroclear and Clearstream, the operating procedures of the Euroclear System, as amended from time to time, and the Management Regulations of Clearstream and the instructions to Participants of Clearstream as amended from time to time, as applicable. Persons on whose behalf accounts at Euroclear or Clearstream are maintained and to which shares have been credited ("investors") shall have the right to receive the number of shares equal to the number of shares so credited, upon compliance with the foregoing regulations and procedures of Euroclear or Clearstream.

With respect to the shares that are deposited with depositories for Euroclear or Clearstream, such shares will be initially recorded in the name of Euroclear or one of its nominees or in the name of Clearstream or one of its nominees, as the case may be. Thereafter, investors may withdraw shares credited to their respective accounts if they wish to do so, upon payment of the applicable fees described below, if any, and obtaining the relevant recording in the book-entry registries kept by the members of Iberclear.

Under Spanish law, only the record holder of the shares according to the registry kept by Iberclear is entitled to receive dividends and other distributions and to exercise voting, preemptive and other rights in respect of such shares. Euroclear or its nominee or Clearstream or its nominee will be the sole record holder of the shares that are deposited with the depositories for Euroclear and Clearstream, respectively, until such time as investors exercise their rights to withdraw such shares and cause them to obtain the recording of the investor's ownership of the shares in the book-entry registries kept by the members of Iberclear.

Cash dividends or cash distributions, as well as stock dividends or other distributions of securities, received in respect of the shares that are deposited with the depositories for Euroclear and Clearstream will be credited to the cash accounts maintained on behalf of the investors at Euroclear and Clearstream, as the case may be, after deduction for applicable withholding taxes, in accordance with the applicable regulations and procedures of Euroclear and Clearstream. See "Taxation."

Each of Euroclear and Clearstream will endeavor to inform investors of any significant events of which they have notice affecting the shares recorded in the name of Euroclear or its nominees and Clearstream or its nominees and requiring action to be taken by investors. Each of Euroclear and Clearstream may, at its discretion, take such action as it shall deem appropriate in order to assist investors to direct the exercise of voting rights in respect of the shares. Such actions may include (i) acceptance of instructions from investors to execute or to arrange for the execution of proxies, powers of attorney or other similar certificates for delivery to us, or our agent or (ii) voting of such shares by Euroclear or its nominees and Clearstream or its nominees in accordance with the instructions of investors.

If we offer or cause to be offered to Euroclear or its nominees and Clearstream or its nominees, as the record holders of the shares that are deposited with the depositories for Euroclear and Clearstream, respectively, any rights to subscribe for additional shares or rights of any other nature, each of Euroclear and Clearstream will endeavor to inform investors of the terms of any such rights issue of which it has notice in accordance with the provisions of its regulations and procedures referred to above. Such rights will be exercised, insofar as practicable and permitted by applicable law, according to written instructions received from investors, or such rights may be sold and, in such event, the net proceeds will be credited to the cash account maintained on behalf of the investor with Euroclear or Clearstream.

Tender Offers

Tender offers are governed in Spain by Law 24/1988 on the Securities Market (as amended by Law 6/2007 of April 13) and Royal Decree 1066/2007, of July 27, 2007, which have implemented Directive 2004/25/EC of the European Parliament and of the Council of April 21, 2004.

Tender offers in Spain may qualify as either mandatory or voluntary offers.

Mandatory public tender offers must be launched for all the shares of the target company or other securities that might directly or indirectly give the right to subscription thereto or acquisition thereof (including convertible and exchangeable bonds) at an equitable price when any person acquires control of a Spanish company listed on the Spanish stock exchanges, whether such control is obtained:

- by means of the acquisition of shares or other securities that directly or indirectly give the right to subscribe or acquire voting shares in such company;
- through agreements with shareholders or other holders of said securities; or
- as a result of other situations of equivalent effect as provided in the regulations (i.e., indirect control acquired through mergers, share capital decreases, target's treasury stock variations or securities exchange or conversion, etc.).

A person is deemed to have obtained the control of a target company, individually or jointly with concerted parties, whenever:

- it acquires directly or indirectly a percentage of voting rights equal to or greater than 30%; or
- it has acquired a percentage of less than 30% of the voting rights and appoints, in the 24 months following the date of acquisition of said percentage, a number of directors that, together with those already appointed, if any, represent more than one-half of the members of the target company's board of directors. Regulations also set forth certain situations where directors are deemed to have been appointed by the bidder or persons acting in concert therewith unless evidence to the contrary is provided.

For the purposes of calculating the percentages of voting rights acquired, the regulations establish the following rules:

- percentages of voting rights corresponding to (i) companies belonging to the same group of the bidder; (ii) members of the board of directors of the bidder or of companies of its group; (iii) persons acting in concert with or for the account of the bidder; (iv) voting rights exercised freely and over an extended period by the bidder under proxy granted by the actual holders or owners of such rights, in the absence of specific instructions with respect thereto; and (v) shares held by a nominee, such nominee being understood as a third party whom the bidder totally or partially covers against the risks inherent in acquisitions or transfers of the shares or the possession thereof, will be deemed to be held by the bidder;
- both the voting rights arising from the ownership of shares and those enjoyed under a usufruct or pledge or upon any other title of a contractual nature will be counted towards establishing the number of voting rights held;
- the percentage of voting rights shall be calculated based on the entire number of shares carrying voting rights, even if the exercise of such rights has been suspended; treasury shares held directly or indirectly by the target company as per the information available on the date of calculation of the percentage of voting rights shall be excluded; and non-voting shares shall be taken into consideration only when they carry voting rights pursuant to applicable law; and
- acquisitions of securities or other financial instruments giving the right to the subscription, conversion, exchange or acquisition of shares which carry voting rights will not result in the obligation to launch a tender offer either until such subscription, conversion, exchange or acquisition occurs.

Notwithstanding the foregoing, upon the terms established in the regulations, the CNMV will conditionally dispense with the obligation to launch a mandatory bid when another person or entity not concerted with the potential bidder directly or indirectly holds an equal or greater voting percentage in the target company.

The price of the mandatory tender offer is deemed equitable when it is at least equal to the highest price paid by the bidder or by any person acting in concert therewith for the same securities during the 12 months prior to the announcement of the tender offer. Other rules to calculate such equitable price are set forth in the regulations. However, the CNMV may change the price so calculated in certain circumstances (extraordinary events affecting the price, evidence of market manipulation, etc.).

Mandatory offers must be launched within one month from the acquisition of the control of the target company.

Voluntary tender offers may be launched when a mandatory offer is not required. Voluntary offers are subject to the same rules established for mandatory offers except for the following:

- they might be subject to certain conditions (such as amendments to the by-laws or adoption of certain resolutions by the target company, acceptance of the offer by a minimum number of securities, approval of the offer by the shareholders meeting of the bidder; and any other deemed by the CNMV to be in accordance with law), provided that such conditions can be met before the end of the acceptance period of the offer; and
- they must not be launched at an equitable price.

Spanish regulations on tender offers set forth further provisions, including:

- subject to shareholder approval within 18 months from the date of announcement of the tender offer, the board of directors of a target company will be exempt from the rule prohibiting frustrating action against a foreign bidder whose board of directors is not subject to an equivalent passivity rule;
- defensive measures included in a listed company's by-laws and transfer and voting restrictions included in agreements among a listed company's shareholders will remain in place whenever the company is the target of a tender offer, unless the shareholders resolve otherwise (in which case any shareholders whose rights are diluted or otherwise adversely affected will be entitled to compensation at the target company's expense); and
- squeeze-out and sell-out rights will apply provided that following a mandatory tender offer (or as a result of a voluntary offer for all the target's share capital) the bidder holds securities representing at least 90% of the target company's voting capital and the tender offer has been accepted by the holders of securities representing at least 90% of the voting rights other than those held by the bidder previously to the offer.

TAXATION

Spanish Tax Considerations

General

The following is a summary of the material Spanish tax consequences of the acquisition, ownership and disposition of our shares by non-Spanish resident investors. This summary is not a complete analysis or listing of all the possible tax consequences of such transactions and does not address all tax considerations that may be relevant to all categories of potential purchasers, some of whom may be subject to special rules. In particular, this tax section does not address the Spanish tax consequences applicable to "look-through" entities (such as trusts or estates) that may be subject to the tax regime applicable to such non-Spanish entities under the Spanish Non-Resident Income Tax Law.

Accordingly, prospective investors in the shares should consult their own tax advisors as to the applicable tax consequences of their purchase, ownership and disposition of the shares, including the effect of tax laws of any other jurisdiction, based on their particular circumstances.

The description of Spanish tax laws set forth below is based on Spanish law as of the date of this offering memorandum and on administrative interpretations of Spanish law. As a result, this description is subject to any changes in such laws or interpretations occurring after the date hereof, including changes having retroactive effect.

As used in this "Spanish Tax Considerations" section, the term "Holder" means a beneficial owner of our shares:

- who is an individual or corporation resident for tax purposes in any country other than Spain;
- whose ownership of shares is not effectively connected with a permanent establishment in Spain through which such Holder carries on, or has carried on, business or with a fixed base in Spain from which such Holder performs, or has performed, independent personal services; and
- who is not treated as owning 5% or more of the shares.

Taxation of dividends

Under Spanish law, dividends paid by a Spanish resident company, such as us, to a Holder are subject to Spanish Non-Resident Income Tax ("NRIT"), approved by Royal Legislative Decree 5/2004 of March 5, 2004 (the "NRIT Decree"), withheld at the source on the gross amount of dividends, currently at a tax rate of 18%. Notwithstanding the above, the NRIT Decree includes an exemption in respect of the first €1,500 of any dividends received annually by individuals (without a permanent establishment in Spain and not acting through a tax haven as defined by Spanish regulations) who are resident for tax purposes in an EU member state, other than Spain, or in a territory or country that has entered into an effective exchange of fiscal information agreement with Spain.

In addition, Holders resident in certain countries will be entitled to the benefits of applicable Double Taxation Conventions ("DTC") in effect between Spain and their country of tax residence. Such Holders may benefit from a reduced tax rate or an exemption, subject to the satisfaction of any conditions specified in the relevant DTC, including providing evidence of the tax residence of the Holder by means of a certificate of tax residence duly issued by the tax authorities of the country of tax residence of the Holder or, as the case may be, the equivalent document regulated in the order which further develops the applicable DTC. The DTC between Spain and the United States generally provides for a 15% tax rate on dividends.

Upon distribution of a dividend, we or our paying agent will withhold an amount equal to the tax amount required to be withheld according to the general rules set forth above (i.e., applying the general withholding tax rate of 18%) transferring the resulting net amount to the depositary. For this purpose, the depositary is the financial institution with which the Holder has entered into a contract of deposit or management with respect to our shares held for such Holder. If the depositary of the Holder is resident, domiciled or represented in Spain and it provides timely evidence (i.e., a certificate of tax residence issued by the relevant tax authorities of the Holder's country of residence stating that, to the best knowledge of such authorities, the Holder is, for tax purposes, a resident of such country within the meaning of the relevant DTC or, if applicable, the equivalent document provided for in the order which further develops the applicable DTC) of the Holder's right to obtain the DTC-reduced rate or exemption, it will immediately receive the excess amount withheld. For these purposes, the relevant certificate of tax residence must be provided before the tenth day following the end of the month in which the dividends were paid. The tax residence certificate is valid only for a period of one year from the date of issuance. For U.S. Holders, the certificate of residence form is IRS Form 6166. U.S. Holders must request the IRS Form 6166 certificate of residence by filing IRS Form 8802 with the IRS. The U.S. Holder must attach to IRS Form 8802 a statement declaring that it was or will be a resident of the United States for the period for which the treaty benefit was claimed.

If this certificate of tax residence or, if applicable, the equivalent document referred to above, is not provided within this time period or if the depositary of the Holder is not resident, domiciled or represented in Spain, the Holder may subsequently obtain a refund of the amount withheld in excess from the Spanish tax authorities, following the standard refund procedure established by Royal Decree 1776/2004, dated July 30, 2004, and the Order dated December 23, 2003, as amended, and described in further detail below.

As of January 1, 2007, the first €1,500 of any dividends received annually by individual Holders resident for tax purposes in an E.U. member state (other than Spain) or in a territory or country that has entered into an effective exchange of tax information agreement with Spain will be exempt from taxation under certain conditions. This exemption notwithstanding, we or our paying agent will withhold the relevant withholding tax on the entire amount of annual dividends paid to any such individual Holder, and such Holder may seek a refund of any amount withheld to which such Holder may be entitled under Spanish law by following the standard refund procedure established by the Order dated December 23, 2003, as amended, and described in further detail below.

Spanish refund procedure

According to Spanish Regulations on NRIT, approved by Royal Decree 1776/2004 and the Order dated December 23, 2003, as amended, a refund for the amount withheld in excess of the DTC-reduced rate can be obtained from the relevant Spanish tax authorities. To pursue the refund claim, the Holder is required to file:

- the applicable Spanish Tax Form (currently, Form 210);
- the certificate of tax residence or equivalent document referred to above under "Taxation of dividends"; and
- a certificate from us stating that Spanish NRIT was withheld with respect to such Holder.

For further details, prospective Holders should consult their own tax advisors.

Taxation of rights

Distributions to Holders of preemptive rights to subscribe for new shares made with respect to the shares are not treated as income under Spanish law and, therefore, are not subject to Spanish NRIT. The exercise of such preemptive rights is not considered a taxable event under Spanish law and thus is not subject to Spanish NRIT. However, if these preemptive rights are transferred by the Holders, the amount received as a result of the transfer will reduce the acquisition cost of the shares to which they pertain. If the amount received exceeds this acquisition cost, the excess will be regarded as a capital gain and subject to Spanish NRIT in the manner described under "Taxation of capital gains" below.

Taxation of capital gains

Capital gains derived from the transfer or sale of the shares will be deemed income arising in Spain, and therefore are taxable in Spain at a rate of 18%.

Capital gains and losses will be calculated separately for each transaction. It is not possible to offset capital losses against capital gains.

However, capital gains derived from our shares will be exempt from taxation in Spain in the following cases:

- capital gains derived from the transfer of the shares on an official Spanish secondary stock market (such as the Spanish stock exchanges) by any Holder who is resident of a country that has entered into a DTC with Spain containing an "exchange of information" clause. This exemption is not applicable to capital gains obtained by a Holder through a country or territory that is defined as a tax haven by Spanish regulations.
- capital gains obtained directly by any Holder resident of another EU Member State or indirectly through a permanent establishment of such Holder in an EU Member State other than Spain, provided

that (i) our assets are not mainly composed of, directly and indirectly, real estate located in Spain; (ii) during the preceding twelve months, the Holder has not had a direct or indirect interest of at least 25% in our capital or net equity; and (iii) the gain is not obtained through a country or territory defined as a tax haven under applicable Spanish regulations.

- capital gains realized by non-residents of Spain who benefit from a DTC that provides for taxation only in the Holder's country of residence. Under the DTC between Spain and the United States, capital gains realized by U.S. Holders arising from the disposition of shares will not be taxed in Spain provided that the seller has not had a direct or indirect holding of at least 25% of our capital during the twelve months preceding the disposition of the stock, and the main assets of the company are not, directly or indirectly, real estate located in Spain.

Holders must submit a Spanish Tax Form (currently Form 210) within one month from the date on which the relevant capital gain is realized in order to pay the corresponding tax. In order for the exemptions mentioned above to apply, a Holder must provide a certificate of tax residence issued by the tax authority of its country of residence (which, if applicable, must state that, to the best knowledge of such authority, the Holder is resident for tax purposes of such country within the meaning of the relevant DTC) or equivalent document meeting the requirements of the order which further develops the applicable DTC, together with the Spanish Tax Form. The Holder's tax representative in Spain and the depositary of the shares are also entitled to carry out such filing.

Spanish Wealth Tax

Unless an applicable DTC provides otherwise (and the DTC between Spain and the United States does not provide otherwise), Spanish non-resident individuals who hold shares located in Spain, including our shares, or rights attached to such shares exercisable in Spain are subject to the Spanish Wealth Tax (Spanish Law 19/1991), which imposes a tax on property and rights located in Spain, or that can be exercised within the Spanish territory, on the last day of any year. Therefore, non-Spanish resident individuals who hold shares on the last day of any year would be subject to the Spanish Wealth Tax for such year at marginal rates currently varying between 0.2% and 2.5% of the average market value of the shares during the last quarter of such year.

The Ministry of Treasury will publish each year the average market value of the shares. Holders who benefit from a DTC that provides for taxation only in the Holder's country of residence will not be subject to the Spanish Wealth Tax.

Spanish Inheritance and Gift Tax

Unless otherwise provided under an applicable DTC (and the DTC between Spain and the United States does not so provide), transfers of shares upon death and by gift to individuals not resident in Spain for tax purposes are subject to Spanish Inheritance and Gift Tax (Spanish Law 29/1987) if the shares are located in Spain (as is the case with our shares) or the rights attached to such shares are exercisable in Spain, regardless of the residence of the heir or the beneficiary. The applicable tax rate, after applying all relevant factors, currently ranges between 7.65% and 81.6% for individuals. Gifts granted to non-Spanish resident corporations will be generally subject to Spanish NRIT as capital gains, without prejudice to the exemptions referred to above under "Taxation of capital gains."

Spanish Transfer Tax

Subscription, acquisition and transfers of our shares will be exempt from Transfer Tax (*Impuesto sobre Transmisiones Patrimoniales*) and Value Added Tax. Additionally, no stamp duty will be levied on such subscription, acquisition and transfers.

United States Federal Income Taxation

TO COMPLY WITH U.S. INTERNAL REVENUE SERVICE CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS OFFERING MEMORANDUM IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY PROSPECTIVE INVESTORS, FOR THE PURPOSES OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE U.S. INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING BY THE ISSUER OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a general summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our shares. This summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations thereunder, and published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect. This summary deals only with persons or entities that are "U.S. Holders" (as defined below) who purchase our shares in the Offering and hold our shares as capital assets within the meaning of section 1221 of the Code. This summary does not address all aspects of U.S. federal income taxation that may be applicable to U.S. Holders in light of their particular circumstances or to shareholders subject to special treatment under U.S. federal income tax law, such as (without limitation):

- banks, insurance companies, and other financial institutions;
- dealers in securities or foreign currencies;
- regulated investment companies;
- traders in securities that mark-to-market;
- U.S. expatriates;
- non-U.S. persons and entities;
- tax-exempt entities;
- persons liable for alternative minimum tax;
- persons holding a share as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment;
- persons holding a share as a result of a constructive sale;
- persons holding a share whose functional currency is not the U.S. dollar;
- persons who are considered with respect to Iberdrola Renovables or any of our non-U.S. subsidiaries as "United States shareholders" for purposes of the "controlled foreign corporation" ("CFC") rules of the Internal Revenue Code (generally, a U.S. person who owns or is deemed to own 10% or more of the total combined voting power of all classes of shares entitled to vote of Iberdrola Renovables or any of our non-U.S. subsidiaries);
- persons who acquire a share pursuant to the exercise of any employee stock options or otherwise as compensation; or
- entities that acquire a share that are treated as partnerships for U.S. federal income tax purposes and investors (i.e., partners) in such partnerships.

Furthermore, this summary does not address any aspect of state, local or foreign tax laws or the alternative minimum tax provisions of the Code.

If an entity treated as a partnership holds our shares, the tax treatment of the partners will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your tax advisor.

PROSPECTIVE PURCHASERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE APPLICABLE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES TO THEM AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS.

The discussion below of the U.S. federal income tax consequences to "U.S. Holders" will apply only if you meet the following three requirements: (i) you are the beneficial owner of shares, (ii) you qualify for and properly claim the benefits of the Income Tax Treaty between the United States and Spain, and (iii) you are, for U.S. federal income tax purposes:

- an individual who is a citizen or resident of the United States;
- a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State thereof or the District of Columbia;
- an estate whose income is subject to U.S. federal income taxation regardless of its source; or
- a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of dividends and other distributions on our shares

Subject to the passive foreign investment company rules discussed below under "—Passive Foreign Investment Company," the gross amount of distributions (including the amount of any Spanish tax withheld) made by us with respect to the shares generally will be included in your gross income in the year received as ordinary dividend income, but only to the extent that the distribution is treated as paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles).

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your adjusted tax basis in your shares, and to the extent the amount of the distribution exceeds your adjusted tax basis, the excess will be taxed as capital gain. However, we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Dividends paid in euro will be includable in income at their U.S. dollar amount based on the exchange rate in effect on the date of receipt whether or not the payment is converted into U.S. dollars. Any exchange gain or loss on a subsequent conversion, expenditure or other disposition of euro for a different U.S. dollar amount generally will be U.S. source ordinary income or loss.

Under current law and with respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends received from a foreign corporation that are eligible for benefits of a comprehensive income tax treaty with the United States are "qualified dividend income" that is taxed at the reduced maximum rate of 15%, provided that the foreign corporation is not a passive foreign investment company (as discussed below) for either the taxable year in which the dividend is paid or the preceding taxable year, and certain holding period requirements are met.

The IRS has stated that the treaty between the United States and Spain is such a treaty. We expect to be eligible for the benefits of such treaty so long as (i) there is substantial and regular trading of our shares on the Spanish stock exchanges or (ii) Iberdrola, S.A. owns more than 50% of each class of our shares and there is substantial and regular trading of its shares on the Spanish stock exchanges. You should consult your tax advisors regarding the availability of treaty benefits and the qualified dividend income rate with respect to our shares.

Such dividends would generally not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. A U.S. Holder may be eligible for reduced withholding benefits under the income tax treaty between Spain and the United States. A U.S. Holder may claim a deduction or a foreign tax credit (subject to other applicable limitations) only for tax withheld at the appropriate rate. A U.S. Holder will not be allowed a foreign tax credit for withholding tax it could have avoided by claiming benefits under the treaty.

If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income and "passive category income" or, in the case of certain holders, "general category income." Dividends constitute foreign source income for foreign tax credit limitation purposes. U.S. Holders whose taxable year began before January 1, 2007 should consult their own tax advisor regarding the foreign tax credit rules.

Taxation of preemptive rights

Whether a U.S. Holder will recognize income on account of a pro rata distribution to shareholders of preemptive rights to subscribe for new shares or on account of an exercise or lapse of preemptive rights will depend on the facts and circumstances. While such a distribution is generally expected not to cause a U.S. Holder to recognize income, you should consult your own tax advisor regarding the treatment of such a distribution.

Taxation of a disposition of our shares

Subject to the passive foreign investment company rules discussed below under "Passive Foreign Investment Company," you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your adjusted tax basis (in U.S. dollars) in the share. If a U.S. Holder is a cash basis taxpayer (or an accrual basis taxpayer who made an appropriate election) and if the shares are traded on an established securities market, the amount realized in a currency other than U.S. dollars will be based on the exchange rate in effect on the settlement date for the sale. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the share for more than one year, you will be eligible for reduced long-term capital gains tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source gain or loss for foreign tax credit limitation purposes.

A U.S. Holder that receives a currency other than U.S. dollars on the sale or other disposition of our shares will recognize exchange gain or loss when such currency is sold. Exchange gain or loss, including any gain or loss on a subsequent conversion or other disposition of the currency for a different U.S. dollar amount, generally will be U.S. source ordinary income or loss.

Passive Foreign Investment Company

Based on our current and anticipated operations, assets and income, we do not believe that we will be classified as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes for our current taxable year or for subsequent years. The determination of whether we are a PFIC is made annually after the end of each taxable year. Accordingly, our actual PFIC status for the current taxable year and each subsequent year will not be determinable until the close of each such year. Thus, it is possible that our PFIC status will change over time because our operations, assets and income may change.

A non-U.S. corporation is considered a PFIC for any taxable year if either:

- at least 75% of its gross income is passive income (the "Income Test"); or
- at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the "Asset Test").

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

If we are classified as a PFIC for any year during which you hold ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which you hold shares. However, if we cease to be a PFIC under the Income Test and Asset Test, you may make certain elections, including a deemed sale election, to avoid PFIC status on a going forward basis.

If we are a PFIC for any taxable year during which you hold shares, you will be subject to special tax rules with respect to any "excess distribution" that you receive, including any gain you realize from a sale or other disposition (including a pledge) of shares, unless you make a "mark-to-market" election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the shares will be treated as an excess distribution. Under these special tax rules:

- the excess distribution or gain will be allocated ratably over your holding period for the shares;
- the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and
- the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or "excess distribution" cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the shares cannot be treated as capital, even if you hold the shares as capital assets.

Alternatively, a U.S. Holder of "marketable stock" (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the shares as of the close of your taxable year over your adjusted basis in such shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the shares, as well as to any loss realized on the actual sale or disposition of the shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such shares. Your basis in the shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under "—*Taxation of Dividends and Other Distributions on Our Shares*" would not apply.

The mark-to-market election is available only for "marketable stock," which is stock that is traded in other than *de minimis* quantities on at least 15 days during each calendar quarter ("regularly traded") on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations.

If we are a PFIC for any taxable year and any of our foreign subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules, and the mark-to-market election discussed above is unlikely to be applicable with respect to the shares in the lower-tier PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

If a non-U.S. corporation is a PFIC, a holder of shares in that corporation may elect out of the general PFIC rules discussed above by making a "qualified electing fund" election to include its pro rata share of the corporation's income on a current basis. However, you may make a qualified electing fund election with respect to our company only if we agree to furnish you annually with certain tax information and we do not presently intend to prepare or provide such information.

If you hold shares in any year in which we are a PFIC, you will be required to file IRS Form 8621 regarding distributions received on the shares and any gain realized on the disposition of the shares.

You are urged to consult your own tax advisor regarding the application of the PFIC rules to your investment in shares.

Information reporting and backup withholding

Dividend payments with respect to shares and proceeds from the sale, exchange or redemption of shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%, unless the conditions of an applicable exception are satisfied. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

United Kingdom Tax Considerations

The following paragraphs are based on current UK tax legislation and HM Revenue and Customs practice at the date of this offering memorandum. The summary set out below is intended as a general guide for certain classes of investor and does not purport to constitute a comprehensive analysis of the tax consequences under UK law of the acquisition, ownership and sale of our shares. It is not intended to be, nor should it be considered, legal or tax advice. Holders of our shares who are in any doubt as to their tax position, or who are subject to tax in a jurisdiction other than the United Kingdom, should obtain their own tax advice.

Except where indicated, the summary only covers the principal UK tax consequences of holding our shares for holders (a) who are resident or (in the case of capital gains tax) ordinarily resident in (and only in) the UK for tax purposes (although it should be noted that special rules, which are not covered, apply to such holders of our shares who are not domiciled in the United Kingdom) and (b) who do not have a branch or agency or permanent establishment outside the United Kingdom with which the holding of our shares is connected. In addition, the summary (a) only addresses the tax consequence for holders of our shares who are beneficial owners and hold the shares as capital assets, and does not address the tax consequences which may be relevant to certain other categories of holders, for example, dealers in securities or holders of our shares who have (or are deemed to have) acquired their shares by virtue of an office or employment and (b) assumes that the holder is not a company which either directly or indirectly controls 10 per cent. or more of the voting power in the Company.

Taxation of chargeable gains

A disposal of our shares by an individual holder who is resident or ordinarily resident in the UK may, subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of capital gains tax. An individual holder who ceases to be resident or ordinarily resident in the UK for a period of less than five years and who disposes of our shares during that period of temporary non-residence may, under anti-avoidance legislation, be liable to capital gains tax on his or her return to the UK (subject to available exemptions or reliefs). This anti-avoidance rate would also apply to an individual holder who is resident or ordinarily resident in the UK but who, on or after March 16, 2005, has become a non-UK resident pursuant to no application of any double taxation treaty.

Taper relief can be used by an individual holder of shares (who is resident or ordinarily resident in the UK) to reduce the proportion of any gain realized on a disposal of shares that is brought into the charge to capital gains tax, provided that the individual has held the shares for at least one year (in the case of business assets) or at least three years (in the case of non-business assets). It was announced in the UK Pre-Budget Report on October 9, 2007 that, in relation to disposals after April 5, 2008, taper relief would be abolished and capital gains instead charged at a single rate of 18%. These changes are not yet law and may be subject to change.

A disposal of our shares by a corporate holder which is resident in the UK may give rise to a chargeable gain or an allowable loss for the purposes of corporation tax.

A corporate holder of shares which is resident in the UK is entitled to an indexation allowance which applies to reduce capital gains to the extent that (broadly speaking) they arise due to inflation. Indexation allowances may reduce a chargeable gain but not create any allowable loss. The changes to capital gains tax announced in the Pre-Budget Report of October 9, 2007 do not affect corporate holders of shares.

Taxation of dividends

A UK resident holder of our shares, or a holder of shares who carries on a trade, profession or vocation in the United Kingdom through a branch or agency or a permanent establishment and has used, held or acquired the shares for the purposes of such trade, profession or vocation or such branch, agency or permanent establishment, will generally, depending upon the holder's particular circumstances, be subject to UK income tax or corporation tax (as the case may be), on the gross amount of any dividends paid by the Company on the Ordinary Shares, before deduction of any Spanish withholding tax.

See "—Spanish Tax Considerations—Taxation of dividends" for information on Spanish withholding tax on dividends paid by the Company.

A UK resident individual holder of our shares who is liable to UK income tax at no more than the basic rate will be liable to income tax on the dividend income at the dividend ordinary rate (10 per cent. in 2007/2008). A UK resident individual holder of our shares who is liable to UK income tax at the higher rate will be subject to income tax on the dividend income at the dividend upper rate (32.5 per cent. in 2007/2008).

The UK Government has announced that it intends to introduce a non-payable tax credit for UK resident individuals receiving dividends for non-UK resident companies with effect from April 6, 2008. The tax credit would be equal to one-ninth of the net cash dividend and entitlement to the tax credit would depend on certain conditions being satisfied. However, these changes are not yet law and may be subject to change.

Stamp duty and stamp duty reserve tax ("SDRT")

No ad valorem stamp duty will be payable in respect of the issue of the shares. No ad valorem stamp duty will be payable in respect of the transfer of the shares, where the document of transfer is not executed in the UK and does not relates to any property situate or to any matter or thing done or to be done in the UK.

No SDRT will be payable in respect of the issue of, or any agreement to transfer, the shares.

Inheritance tax

UK inheritance tax may be chargeable on the death of, or in certain circumstances on a gift by the owner of shares, where the owner is an individual who is domiciled or is deemed to be domiciled in the United Kingdom. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rates apply to gifts where the donor reserves or retains some benefit.

PLAN OF DISTRIBUTION

We have entered into an international underwriting agreement with the Managers named below (the "Managers") with respect to the shares being offered pursuant to this offering memorandum. Subject to specified conditions, each Manager has severally agreed to subscribe for and purchase the number of shares indicated in the following table:

	Number of Shares
Credit Suisse Securities (Europe) Limited	89,857,382
J.P. Morgan Securities Ltd.	89,857,382
Merrill Lynch International	89,857,382
Morgan Stanley & Co. International plc	89,857,382
Banco Bilbao Vizcaya Argentaria, S.A.	17,472,268
ABN AMRO Bank N.V. and NM Rothschild & Sons Limited (trading together as ABN AMRO Rothschild, an unincorporated equity capital markets joint venture)	
BNP Paribas	17,472,268
CALYON	17,472,268
Dresdner Bank AG, London Branch	17,472,268
HSBC Bank plc	17,472,268
Santander Investment, S.A.	17,472,267
Société Générale	17,472,267
Total	499,207,670

The Offering consists of (i) (a) a public offering to retail investors in Spain and Andorra, certain shareholders of Iberdrola, S.A. in Spain and CDI Holders of Iberdrola, S.A. in the United Kingdom, and (b) an offering to certain of our employees and the employees of our subsidiaries in Spain and elsewhere (including qualifying employees in the United States pursuant to exemptions from the registration requirements of the Securities Act) (the "Retail and Employee Offering"), (ii) a Spanish institutional offering to qualified investors in Spain (the "Spanish Institutional Offering"), each of (i) and (ii) by way of a separate Spanish prospectus (*folleto informativo*), and (iii) private placements to institutional investors in various jurisdictions outside Spain (the "International Institutional Offering" together with the Spanish Institutional Offering, the "Institutional Offering"), including a private placement in the United States to qualified institutional buyers in the United States as defined in, and in reliance on, Rule 144A under the Securities Act. All offers and sales outside the United States will be made in compliance with Regulation S under the Securities Act. In addition, Iberdrola Generación will acquire 76,801,180 shares from Iberdrola Renovables outside the Offering, at the Offering Price in connection with the Over-allotment Option.

In consideration of the agreement by the Managers to subscribe for and purchase from us shares as provided in the international underwriting agreement, we will pay a praecipium and management, underwriting and selling commissions totaling 0.9% in the International Institutional Offering. In addition, we may pay to the Joint Global Coordinators a discretionary success fee of up to 0.5% of the aggregate Offering Price of the shares sold in the International Institutional Offering. Furthermore, we have agreed to reimburse the Managers for certain expenses incurred by them in connection with the Offering.

We have also agreed to indemnify the Managers against certain liabilities that the Managers may incur in connection with the Offering.

It is expected that the Managers will subscribe for the shares on or about December 12, 2007. Payment for the shares is expected to be made to our account maintained with Banco Bilbao Vizcaya Argentaria, S.A., as Agent Bank, and the shares will come into existence once registered at the Mercantile Registry of Madrid and recorded in book-entry form with Iberclear. The shares will be delivered following their registration and receipt of evidence thereof by Iberclear on the settlement date.

We expect the initial closing date of the Offering, or *fecha de operación bursátil*, to be on or about December 12, 2007. The underwriting agreement provides that the obligations of the Managers are subject to certain customary conditions precedent. The underwriting agreement may be terminated by the Issuer, following non-binding consultation with the Joint Global Coordinators, or the joint decision of all the Joint Global Coordinators (on behalf of the Managers), following non-binding consultation with the Issuer, at any time until 8:00 pm (Madrid time) on December 12, 2007 upon the occurrence of certain events. Under Spanish law, on the closing date, purchasers become unconditionally obligated to pay for, and entitled to receive delivery of, shares purchased in the Offering. We expect that the shares will be delivered against payment on or about December 17, 2007 through the facilities of Iberclear or through the book entry facilities of the custodian of The Clearstream System or the custodian for Clearstream Luxembourg.

In addition, the Offering will be automatically revoked if the shares are not admitted to listing on the Spanish stock exchanges and quoted on the Automated Quotation System of the Spanish stock exchanges by January 14, 2008. Upon termination of the underwriting agreement, and in certain other circumstances, the Offering will automatically be revoked. In these circumstances, where shares have already been delivered by us, as the case may be, and the purchase price has been paid by the Managers or investors, the principal consequences of revocation of the Offering are: (i) the Managers or investors (as applicable) would be obligated to return title to the shares to us; and (ii) we would be obligated to return the moneys paid by such investors or the Managers (as applicable) in respect of the sale of the shares in the Offering, together with interest calculated at the statutory rate (*interés legal*) from the date on which the Managers or investors (as applicable) paid for the shares until the date on which we repay the purchase price. If the new shares have been issued by us and paid for by investors or the Managers before revocation of the Offering takes place, we will reduce our share capital and cancel the new shares in order to return the subscription moneys received by us. Except as set out above, none of Iberdrola Renovables or the Managers shall be liable to any person as a result of the revocation of the Offering.

Buyers of shares may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the Offering Price.

The shares have not been registered under the Securities Act, and may not be offered or sold within the United States, except in certain transactions exempt from the registration requirements of the Securities Act. The Managers have advised us that they propose to resell the shares initially at the Offering Price set forth herein (i) in the United States, through their respective selling agents, to qualified institutional buyers (as defined in Rule 144A) ("QIBs") in reliance on Rule 144A, and (ii) outside the United States in compliance with Regulation S. Any offer or sale of shares in reliance on Rule 144A will be made by broker-dealers who are registered as such under the Exchange Act. In addition, until 40 days after the closing of the offering, any offer or sale of shares that is made in the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the Securities Act if made otherwise than in accordance with Rule 144A.

As an additional means of facilitating the Offering, Morgan Stanley & Co. International plc has been appointed as stabilization agent, or its agent, acting on behalf of the Managers, may, to the extent permitted by the applicable laws, regulations and rules of Spain, at its discretion, engage in transactions that stabilize, support, maintain or otherwise affect the price of the shares for a period of 30 calendar days from the date our shares are listed on the Spanish stock exchanges and quoted on the Automated Quotation system of the Spanish stock exchanges. The stabilization period is expected to commence on or about December 13, 2007 and end on or about January 12, 2008. Specifically, such person may sell more shares than are required to be purchased under the underwriting agreement, thereby creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase under the Over-allotment Option. The stabilization agent, or its agent, on behalf of the Managers, can close out a covered short sale by exercising the Over-allotment Option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the stabilization agent or its agent will consider, among other things, the open market price of shares compared to the price available under the Over-allotment Option. Such transactions may be effected on any securities market, over-the-counter market, stock exchange or otherwise. The stabilization agent, or its agent, may over-allot up to a maximum of 10% of the total number of shares comprised in the Offering.

Except as required by law or regulation, none of the stabilization agent, any of its agents or any of the Managers intends to disclose the extent of any stabilization and/or over-allotment transactions in connection with the Offering and/or any investments or transactions of the nature described in the preceding paragraph.

These stabilization activities may raise or maintain the market price of the shares above independent market levels or prevent or retard a decline in the market price of the shares. None of the stabilization agent, any of its agents or any of the Managers is required to engage in these activities, and may end any of these activities at any time. There can be no assurance that any such activities will be undertaken. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the shares.

In connection with the Offering, the Managers and any of their respective affiliates acting as an investor for its or their own account(s) may subscribe for or purchase shares and, in that capacity, may retain, purchase, sell, offer to sell, or otherwise deal for its or their own account(s) in such securities, any other securities of the Company or other related investments in connection with the Offering or otherwise. Accordingly, references in this Offering memorandum to the shares being issued, offered, subscribed or otherwise dealt with should be read as including any issue or offer to, or subscription or dealing by, the Managers or any of them and any of their affiliates acting as an investor for its or their own account(s). The Managers do not intend to disclose the extent of any such investment or transaction otherwise than in accordance with any legal or regulatory obligation to do so.

From time to time, certain of the Managers and their respective affiliates may have provided us and our respective affiliates with investment banking, commercial banking and other advisory services in the ordinary course of business, including in connection with certain of our outstanding financings, for which they may have received and may continue to receive customary fees and commissions. Certain of the Managers and their respective affiliates have also invested in and been shareholders of certain of our subsidiaries. They may provide us and our respective affiliates with similar or other services, and engage in similar activities, in the future. Certain services and activities include, but are not limited to, those described below.

Credit Suisse Securities (Europe) Limited is a Joint Global Coordinator of the Offering and Joint Bookrunner of the International Institutional Offering and it or its affiliates (i) is a trade counterparty of PPM Energy for physical and financial gas and electricity contracts and gas storage contracts; (ii) is a counterparty to a margining credit agreement; and (iii) holds approximately 20% of the preferred shares and less than 1% of the ordinary shares of our Greek subsidiary, C. Rokas, S.A.

J.P. Morgan Securities Ltd. is a Joint Global Coordinator of the Offering and Joint Bookrunner of the International Institutional Offering and JPMorgan Chase & Co., a subsidiary or affiliate (i) is a trade counterparty of PPM Energy for physical and financial gas and electricity contracts and gas storage contracts; (ii) is a counterparty to a margining credit agreement; (iii) provides cash management, money market investment and account services and corporate credit cards for PPM Energy's subsidiaries; (iv) is an institutional investor in certain of our institutional investment structures in the United States (Aeolus I and II; see "Business—Renewable Energy Businesses"); and (v) is our clearing broker for transactions carried out on the New York Mercantile Exchange (NYMEX) and the International Exchange (ICE).

Merrill Lynch International is a Joint Global Coordinator of the Offering and Joint Bookrunner of the International Institutional Offering and it or its affiliates (i) is a trade counterparty of PPM Energy for physical and financial gas and electricity contracts; and (ii) is a counterparty to a margining credit agreement.

Morgan Stanley & Co. International plc is a Joint Global Coordinator of the Offering and Joint Bookrunner of the International Institutional Offering and it or its affiliates (i) is a trade counterparty of PPM Energy for physical and financial gas and electricity contracts; (ii) is a counterparty to a margining credit agreement; (ii) is an institutional investor in certain of our institutional investment structures in the United States (Aeolus III and IV; see "Business—Renewable Energy Businesses—Wind") (iii) advised on our sale of PacifiCorp; (iv) is a foreign exchange hedge provider; and (v) holds approximately 2% of the ordinary shares of our Greek subsidiary, Rokas.

Banco Bilbao Vizcaya Argentaria, S.A. is a Joint Global Coordinator of the Offering and Joint Bookrunner of the Retail and Employee Offering and it or its affiliates (i) provides us with certain bank accounts; (ii) has issued bank guarantees on behalf of certain of our subsidiaries (these are generally counter-guaranteed by Iberdrola, S.A.); (iii) is a lender under certain debt facilities granted to certain of our subsidiaries; (iv) is a foreign exchange and interest rate hedge provider; and (v) receives regular cash transfers from one of our affiliates in Portugal.

ABN AMRO Bank N.V. and NM Rothschild & Sons Limited is a Co-Manager of the International Institutional Offering and it or its affiliates (i) provides financing for certain corporate and project finance transactions: (ii) advises on certain issuances of corporate bonds of Iberdrola, S.A. and private placements; (iii) is an institutional investor in certain of our institutional investment structures in the United States (Aeolus II; see "Business—Renewable Energy Business—Wind"); (iv) provides corporate finance advisory services to certain of our affiliates (including in connection with the announced acquisition by Iberdrola, S.A. of Energy East Corp.); (v) provides us with certain bank accounts; (vi) has issued guarantees on behalf of certain of our affiliates; and (vii) is a foreign exchange and interest rate hedge provider.

BNP Paribas is a Co-manager of the International Institutional Offering and it or its affiliates (i) provides us with certain bank accounts; (ii) has issued certain letters of credit in favor of PPM Energy; (iii) is a lender under certain debt facilities granted to certain of our subsidiaries; (iv) is a foreign exchange and interest rate hedge provider; and (v) is an advisor in the structuring of certain of our institutional investment structures.

CALYON is a Co-manager of the International Institutional Offering and it or its affiliates (i) provides financing for corporate and project finance transactions; (ii) advises on issues of corporate bonds and private placements; and (iii) is a foreign exchange and interest rate hedge provider.

Dresdner Bank AG, London Branch is a Co-manager of the International Institutional Offering and it or its affiliates (i) is a lender under certain debt facilities granted to us; and (ii) is a foreign exchange and interest rate hedge provider.

HSBC Bank plc is a Co-manager of the International Institutional Offering and it or its affiliates (i) provides us with certain bank accounts; (ii) has issued bank guarantees on behalf of certain of our subsidiaries (these are generally counter-guaranteed by Iberdrola, S.A.); (iii) is a lender under certain debt facilities granted to certain of our subsidiaries; and (iv) is a foreign exchange and interest rate hedge provider.

Santander Investment S.A. is a Co-manager of the International Institutional Offering and a Joint Bookrunner of the Retail and Employee Offering and it or its affiliate (i) provides us with certain bank accounts; (ii) has issued bank guarantees on behalf of certain of our subsidiaries (these are generally counter-guaranteed by Iberdrola, S.A.); (iii) is a lender under certain debt facilities granted to certain of our subsidiaries; (iv) is a foreign exchange and interest rate hedge provider; (v) receives regular cash transfers from one of our affiliates in Portugal; and (vi) is in negotiations with us to obtain a warranty facility line for certain of our affiliates in the United States.

Société Générale is a Co-manager of the International Institutional Offering and it or its affiliates (i) provides us with certain bank accounts; (ii) has issued bank guarantees on behalf of certain of our subsidiaries (these are generally counter-guaranteed by Iberdrola, S.A.); (iii) is a lender under certain debt facilities granted to certain of our subsidiaries; and (iv) is a foreign exchange and interest rate hedge provider.

Over-allotment Option

Iberdrola Generación has granted the Managers an Over-allotment Option to purchase at the Offering Price up to 76,801,180 additional shares of Iberdrola Renovables (the "Option Shares"). The Managers may exercise the Over-allotment Option, in whole or in part, on one or more occasions, during the 30 days from the date of the listing of our shares on the Spanish stock exchanges and the quotation of the shares on the Automated Quotation System of the Spanish stock exchanges. If the Over-allotment Option is exercised, the Managers will purchase such shares severally in approximately the same proportions as they purchased shares in the initial offering, at the Offering Price set forth herein.

Iberdrola Generación will acquire the Option Shares from Iberdrola Renovables outside the Offering at the Offering Price at the closing of the Offering. To the extent that the Over-allotment Option is not exercised in full or at all, Iberdrola Generación will be required to dispose of the remaining Option Shares during the year following the listing of our shares on the Spanish stock exchanges, subject to the provisions of the lock-up described below.

Lock-Up Agreements

We, Iberdrola, S.A. and Iberdrola Generación have agreed with the Joint Global Coordinators (i) not to agree to the issue of, or to issue, offer, pledge, sell, contract to sell, sell an option or a contract to buy, purchase a sale option or contract to sell, grant an option, right or guarantee of purchase, pledge, lend or otherwise dispose of or transfer, directly or indirectly, shares of Iberdrola Renovables or securities convertible into, exercisable to obtain or exchangeable for shares of Iberdrola Renovables, warrants or any other instruments that may grant a right to subscribe for or acquire shares of Iberdrola Renovables (including transactions with financial instruments within the meaning of Article 2 of the Spanish Securities Market Act (*Ley Mercado de Valores*)), nor directly or indirectly undertake any transaction that could have an effect similar to the foregoing, nor directly or indirectly file any registration statement with respect to such shares under the Securities Act and (ii) not enter into any swap contracts or other contracts or transactions by virtue of which the economic effects of ownership of shares of Iberdrola Renovables are transferred, in whole or in part, directly or indirectly, regardless of whether the transaction described in (i) or the swap described in (ii) is to be settled by delivery of shares of Iberdrola Renovables, securities convertible into, exercisable or exchangeable for shares of Iberdrola Renovables, by payment of cash or otherwise, until 180 days after the date of listing of the shares on the Spanish stock exchanges and quotation on the Automated Quotation System of the Spanish stock exchanges without the prior written consent of the Joint Global Coordinators (whose consent cannot be withheld without justification), *provided that,* (i) we may issue and deliver shares or grant options or other rights for acquisition of shares or tied to the value of shares under incentive plans for our executives and/or employees and (ii) we may issue shares in connection with strategic transactions, provided that the acquirer or acquirers assume the same commitment not to transfer the shares during the remaining term of the lockup period and (iii) Iberdrola, S.A. and Iberdrola Generación may, within the lockup period (a) transfer shares of Iberdrola Renovables under the loan of securities to be made to the Joint Global Coordinators for over-allotment of shares in the Institutional Offering, (b) transfer shares of Iberdrola Renovables between entities belonging to the same group (in the meaning of Article 4 of the Spanish Securities Market Act), provided that the acquiring entity assumes the same commitment not to transfer the shares of Iberdrola Renovables during the remaining term of the lockup period, (c) transfer shares of Iberdrola Renovables in a tender offer for the shares of Iberdrola Renovables and (d) transfer shares of Iberdrola Renovables provided that the acquirer or acquirers assume the same commitment not to transfer the shares during the remaining term of the lockup period. Iberdrola, S.A. and Iberdrola Generación also may transfer shares of Iberdrola Renovables and arrange for derivative financial instruments thereon with Iberdrola Renovables itself to cover, if applicable, such incentive plans as Iberdrola, S.A. and Iberdrola Renovables may establish for their respective directors or executives.

The Retail and Employee Offering and the Spanish Institutional Offering

We have entered into underwriting agreements with the Spanish underwriters named in the Spanish prospectus (*folleto informativo*) (the "Spanish Underwriters") for the sale of shares in the Spanish Institutional Offering and shares in the Retail and Employee Offering. The closings of the International Institutional Offering, the Spanish Institutional Offering, and the Retail and Employee Offering are conditioned on each other. Banco Bilbao Vizcaya Argentaria, S.A. and Santander Investment, S.A. are the joint lead managers for the Spanish Institutional Offering and for the Retail and Employee Offering. The offering price in the Spanish Institutional Offering will be the same as the Offering Price in the International Institutional Offering and the Retail and Employee Offering.

We will pay praecipium and selling fees and underwriting and management commissions to the Spanish Underwriters totaling 0.9% of the aggregate offer price of the shares sold in the Spanish Institutional Offering and 1.25% of the offer price of the shares sold in the Retail and Employee Offering. In addition, we may pay to the Managers a discretionary success fee of up to 0.5% of the aggregate offer price of the shares sold in the Spanish Institutional Offering and a discretionary success fee ranging from 0.25% to 0.75% of the aggregate offer price of the shares sold in the Retail and Employee Offering.

Reallocation

The Joint Global Coordinators, with our consent, and we, after non-binding consultation with the Joint Global Coordinators, may reallocate shares among the Retail and Employee Offering, International Institutional Offering and the Spanish Institutional Offering prior to the closing date of the Offering, subject to certain limitations.

Intersyndicate Agreement

Under an intersyndicate agreement between the Managers and the Spanish Underwriters entered into on December 11, 2007 (the "Intersyndicate Agreement"), sales of shares may be made between the Managers and the Spanish Underwriters. Except as otherwise permitted by the Intersyndicate Agreement, the price of any shares so sold will be the respective offering price, less an amount not greater than the selling concession. The Managers and Spanish Underwriters have agreed to restrictions with respect to where and to whom they and any dealers purchasing from them may offer and sell shares as a part of the distribution of the shares. The Managers and the Spanish Underwriters have also agreed that they may sell shares among their respective underwriting groups under certain circumstances.

Pricing

Prior to the Offering, there has been no public market for the shares. The Offering Price is €5.30 per share. The Offering Price was determined by negotiations among the Joint Global Coordinators and us. The factors considered in determining the Offering Price included, among others, our future prospects and the prospects of our industry in general, our revenues, net income and certain other financial operating information in recent periods, and the financial ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

TRANSFER AND SELLING RESTRICTIONS

Transfer Restrictions

No action has been taken by the Managers or us that would permit, other than under the Offering, an offer of shares or possession or distribution of this offering memorandum or any other offering material in any jurisdiction where action for that purpose is required.

The distribution of this offering memorandum and the offer of shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this offering memorandum comes should inform themselves about and observe any such restrictions, including those in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The shares have not been and will not be registered under the Securities Act and will not be registered with any securities regulatory authority of any state or other jurisdiction within the United States and are being offered and sold in the United States only to qualified institutional buyers in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A and outside the United States in compliance with Regulation S. Terms used in this section that are defined in Rule 144A or in Regulation S are used herein as defined therein. Prospective investors are hereby notified that any seller of the shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. The shares are not transferable except in accordance with the restrictions described herein.

In addition, until 40 days after the closing of the Offering, any offer or sale of the shares that is made within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the Securities Act if made otherwise than in accordance with Rule 144A.

Each purchaser of our shares offered hereby in reliance on Rule 144A will be deemed to have represented and agreed as follows:

(1) The purchaser is (a) a QIB, (b) aware, and each beneficial owner of our shares has been advised, that the sale of our shares to it is being made in reliance on Rule 144A and (c) acquiring our shares for its own account or for the account of a QIB.

(2) The purchaser understands that our shares have not been, and will not be, registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction of the United States and may not be reoffered, resold, pledged or otherwise transferred except (A) (i) to a person whom the purchaser and any person acting on its behalf reasonably believes is a QIB purchasing for its own account or for the account of a QIB in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S or (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) and (B) in accordance with applicable securities laws of the states of the United States. Such purchaser acknowledges that our shares offered and sold in accordance with Rule 144A are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and that no representation is made as to the availability of the exemption provided by Rule 144 for resales of our shares.

(3) We, the principal shareholder, the Managers (and their affiliates) and others will rely upon the truth and accuracy of the foregoing acknowledgments, representations and agreements. If the purchaser is acquiring any shares for the account of one or more QIBs, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgments, representations and agreements on behalf of each such account.

Selling Restrictions

European Economic Area

In relation to each member state of the EEA, which has implemented the Prospectus Directive (each, a "Relevant Member State") each manager has severally represented, warranted and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in the Relevant Member State (the "Relevant Implementation Date"), it has not made and will not make an offer to the public of any shares which are the subject of the Offering contemplated by this offering memorandum in that Relevant Member State prior to the publication of a Spanish prospectus (*folleto informativo*) in relation to the shares that has been approved by the relevant competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer to the public in that Relevant Member State of any shares at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Managers for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospective Directive, provided that no such offer of shares shall result in a requirement for the publication by the company or any manager of a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the Offering contemplated in this offering memorandum will be deemed to have represented, warranted and agreed to and with each Manager, the principal shareholder and the Company that:

(a) it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospective Directive; and

(b) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the Managers has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this representation, the expression an "offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" includes any relevant implementing measure in each Relevant Member State.

United Kingdom

In relation to the United Kingdom each Manager has severally represented, warranted and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of Financial Services and Markets Act 2000 the "FSMA") received by it in connection with the issue or sale of any Shares in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

(b) it has complied and will comply with all applicable provisions of FSMA and the prospectus rules made by the FSA under section 73A of the FSMA with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom.

Each person in the United Kingdom who receives any communication in respect of, or who acquires any shares under, the offering contemplated in this offering memorandum will be deemed to have represented warranted and agreed to and with each Manager, the principal shareholder and the Company that it is a "investment professional" within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005.

Switzerland

The shares, including any subscription rights related thereto, may not be publicly offered or sold in or from Switzerland, and neither this offering memorandum nor any other offering material relating to the shares may be distributed, or otherwise made available in connection with any such offering or sale. The shares may only be offered or sold and the offering memorandum may only be distributed, or otherwise made available in Switzerland on a private placement basis to a limited number of investors without any public offering.

LEGAL MATTERS

The validity of our shares and certain matters governed by Spanish law will be passed on for us by Uría Menéndez and CMS Albiñana & Suárez de Lezo, our Spanish counsel, and for the Managers by Garrigues, Spanish counsel to the Managers.

Certain other matters governed by US law will be passed on for us by Latham & Watkins LLP, our U.S. counsel, and for the Managers by Allen & Overy LLP, U.S. counsel to the Managers.

Matters involving U.K. law will be passed on for us by Linklaters, S.L., our English counsel, and for the Managers by Allen & Overy LLP, English counsel to the Managers.

INDEPENDENT STATUTORY AUDITORS

Iberdrola Renovables' consolidated annual accounts as of and for the year ended December 31, 2005 and as of and for the year ended December 31, 2006 have been audited by Ernst & Young, S.L.

SPHI's financial statements as of and for the years ended March 31, 2005 and 2006 have been audited by PricewaterhouseCoopers LLP. SPHI's financial statements as of and for the year ended March 31, 2007 has been audited by Deloitte & Touche LLP.

Financial statements for CeltPower as of and for the years ended December 31, 2004, 2005 and 2006 have been audited by KPMG LLC. Financial statements for each of Carland Cross, Coal Clough and Wind Resources as of and for the years ended March 31, 2005, 2006 and 2007 (as further described under "Presentation of Financial Information") have been audited by PKF (UK) LLP. Financial statements for each of the Beaufort, Callagheen, Coldham, CRE, Morecombe and Wolf Bog as of and for the years ended March 31, 2005 and 2006 (as further described under "Presentation of Financial Information") have been audited by PricewaterhouseCoopers LLP. Financial statements for each of Beaufort, Callagheen, Coldham, CRE, Morecombe and Wolf Bog as of and for the year ended March 31, 2007 (as further described under "Presentation of Financial Information") have been audited by Deloitte & Touche LLP.

GLOSSARY OF TECHNICAL TERMS

"Biomass"	Mass of non-fossil organic material from biological sources, including usable plant matter and the residues of previously used biomass (e.g. agricultural waste, domestic waste, animal residue and forestry waste).
"BTU"	British thermal unit.
"CO_2"	Carbon dioxide, a naturally-occurring gas which is a product of biomass and fossil fuel combustion, as well as changes in land allocation and other industrial processes.
"Distributors"	Electrical utility companies that supply electricity to end-users.
"Embedded benefits"	See "Triad avoidance benefits."
"Embedded generators"	In the United Kingdom, generators that are connected to local electricity distribution networks rather than directly onto the national grid.
"Feed-in tariff"	The price producers receive for selling electricity generated from renewable energy sources to distributors, which is subsidized by government and therefore significantly higher than electricity market prices.
"Generation capacity"	The capacity of a generation facility to produce a specific amount of electricity at a certain time and over a certain period, measured in kilowatts or megawatts.
"Gigawatt" or "GW"	Unit of energy: 1 GW = 1,000 MW.
"Gigawatt hour" or "GWh"	An hour during which one Gigawatt of electrical power has been continuously produced.
"Greenfield"	Land not previously developed for use as a renewable energy facility.
"Grid"	An infrastructure that brings power from the generation facility to the users.
"Heat rate"	A measurement used to calculate how efficiently an energy generator uses heat energy, expressed as the number of BTUs (British thermal unit) of heat required to produce a kilowatt hour of energy.
"Installed capacity"	Production capacity of a power plant or wind farm based either on its rated (nameplate) capacity or actual capacity.
"Kilowatt" or "kW"	Unit of energy: 1 kW = 1,000 W.
"Kilowatt hour" or "kWh"	Unit of energy: 1 kWh = 1,000 W over a period of one hour.
"Megawatt" or "MW"	Unit of energy: 1 MW = 1,000 kW or 1,000,000 W.
"Megawatt hour or "MWh"	Unit of energy: 1 MWh = 1,000 kW over a period of one hour.
"Megawatt peak or "MWp"	1 MWp = 1,000 kilowatt peak.
"Mini-hydro"	A renewable form of electricity generation produced using the force of moving water to drive a turbine alternator, which generates electricity. The term usually applies to hydro-energy installations with electrical output capacities of 10MW or less (or 50 MW or less in Spain).
"National grid"	A network of electricity supply lines that stretch from the power stations generating electricity to the place that the electricity is used.
"Non-renewable energy sources"	Energy sources which have been built up or evolved over a geological time-span and, if used, will be depleted, since their rate of formation is so slow as to be meaningless in a timescale relevant to human beings.
"Offshore wind energy capacity"	Wind energy capacity installed offshore.
"Onshore wind energy capacity"	Wind energy capacity installed on land as opposed to offshore.
"PPA"	Power purchase agreement.
"Peaking capacity"	Any energy generating capacity intended to be used to meet peak demand or the capacity assigned for use as a peak supply. This capacity generally has a high heat rate.

"Peaking unit"	A type of thermal energy generation facility that operates generally for relatively short periods of time to meet the demand of electricity during peak periods of the day.
"Reburning"	An advanced co-firing (partial substitution of coal as a main fuel in a utility boiler with biomass or waste) technique using natural gas to reduce pollution from electric power plants.
"Renewable energy"	Energy derived from renewable energy sources.
"Renewable energy sources"	Sustainable sources that are regenerative or, for all practical purposes, cannot be depleted, such as wind, water or sunlight.
"Repowering"	Reinstallation of an existing wind farm, through the replacement of old turbines with more efficient new turbines.
"Sustainable development"	Development which satisfies current needs without compromising the ability of future generations to satisfy their own needs.
"Triad"	In the United Kingdom, the three half hour periods of highest electricity demand between November and February.
"Triad avoidance benefits".......	In the United Kingdom, relief from certain charges by National Grid Electricity Transmission plc to electricity suppliers during the time of the Triad, if embedded generators generate electricity during such time. Also known as "Embedded benefits."
"Turbine"	Rotating motor which converts the kinetic energy of moving air into mechanical energy or into electricity.
"Watt" or "W"	Unit of energy: the amount of energy required to raise the temperature of one kilogram of water by one degree Celsius.
"Wheeling"......................	Wheeling is the sale and transfer of electricity over a local electricity grid.
"Wind energy"	Wind power and, more specifically, energy generated via an air generator device, such as a wind turbine generator. This type of energy is a renewable energy.
"Wind farm"	An interconnected group of wind turbine generators. A farm can include from approximately ten to hundreds of wind turbine generators.

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INDEX TO FINANCIAL STATEMENTS

Page

Financial Statements of the 10 U.K. Wind Companies Comprising the SP UK Assets:

IBERDROLA RENOVABLES, S.A.U. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2007

CONTENTS

IBERDROLA RENOVABLES, S.A.U. AND SUBSIDIARIES

Consolidated balance sheets at September 30, 2007 and December 31, 2006

	Note	09/30/07 (Unaudited)	12/31/06 (Audited)
		Thousands of euros	
ASSETS			
NON-CURRENT ASSETS			
Intangible assets	8	**42,404**	**44,316**
Goodwill		30,963	30,963
Other intangible assets		11,441	13,353
Property, plant and equipment	9	**4,820,720**	**4,135,342**
Property, plant and equipment in use		3,898,769	3,574,582
Property, plant and equipment in progress		921,951	560,760
Financial assets		**70,752**	**71,001**
Investments accounted for using the equity method	10	144	143
Non-current equity investments		12,222	1,130
Other non-current financial investments	10	52,980	67,299
Derivative financial instruments	17	5,406	2,429
Deferred tax assets	19	**36,332**	**33,724**
		4,970,208	**4,284,383**
CURRENT ASSETS			
Current trade and other receivables	11	**132,652**	**144,977**
Current financial assets		**48,278**	**38,715**
Current equity investments		1,082	2,314
Other financial investments		41,503	35,083
Derivative financial instruments	17	5,693	1,318
Tax receivables	20	**161,873**	**145,012**
Cash and cash equivalents	12	**121,659**	**122,788**
		464,462	**451,492**
TOTAL ASSETS		**5,434,670**	**4,735,875**
EQUITY AND LIABILITIES			
EQUITY			
Of shareholders of the parent	13	**648,316**	**718,891**
Share capital		164,600	164,600
Share premium		101,979	101,979
Unrealized assets and liabilities revaluation reserve		3,084	770
Other reserves		326,184	261,769
Translation differences		3,730	85
Net profit for the period		48,739	189,688
Of minority interests		**76,970**	**75,766**
		725,286	**794,657**
NON-CURRENT LIABILITIES			
Deferred income	14	**121,123**	**117,506**
Provisions	15	**17,867**	**15,343**
Provisions for pensions and similar obligations		683	564
Other provisions		17,184	14,779
Bank borrowings and other financial liabilities		**565,340**	**484,598**
Bank borrowings-loans	16	564,550	482,194
Derivative financial instruments	17	790	2,404
Other non-current liabilities	18	**431,910**	**460,963**
Deferred tax liabilities	19	**26,729**	**26,738**
		1,162,969	**1,105,148**
CURRENT LIABILITIES			
Provisions		**1,668**	**2,330**
Other provisions		1,668	2,330
Bank borrowings and other financial liabilities		**142,053**	**109,020**
Bank borrowings-loans	16	142,047	108,895
Derivative financial instruments	17	6	125
Trade and other payables		**3,402,694**	**2,724,720**
Trade payables		157,946	173,438
Current tax liabilities and other tax payables	20	52,708	64,006
Other current liabilities	21	3,192,040	2,487,276
		3,546,415	**2,836,070**
TOTAL EQUITY AND LIABILITIES		**5,434,670**	**4,735,875**

The following Notes are an integral part of the accompanying interim condensed consolidated financial statements.

IBERDROLA RENOVABLES, S.A.U. AND SUBSIDIARIES

Consolidated income statements for the nine-month periods ended September 30

	Note	2007	2006
		(Unaudited) Thousands of euros	
Revenue	22	494,402	514,417
Revenue		**494,402**	**514,417**
Staff costs	23	(41,511)	(24,949)
Capitalized staff costs	23	6,142	6,094
Outside services	24	(107,273)	(86,477)
Other operating income		12,731	6,838
		(129,911)	**(98,494)**
Taxes other than income tax		(6,604)	(5,531)
		357,887	**410,392**
Depreciation and amortization charge and provisions	25	(157,317)	(137,568)
PROFIT FROM OPERATIONS		**200,570**	**272,824**
Result of companies accounted for using the equity method	10	(581)	(23)
Finance income	26	9,033	25,417
Finance costs	27	(117,562)	(69,668)
		(109,110)	(44,274)
PROFIT BEFORE TAX		**91,460**	**228,550**
Income tax	19	(35,929)	(74,406)
NET PROFIT FOR THE PERIOD		**55,531**	**154,144**
Minority interests	13	(6,792)	(10,120)
NET PROFIT FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		**48,739**	**144,024**
BASIC AND DILUTED EARNINGS PER SHARE (EUROS)	35	**2.96**	**8.75**

The following Notes are an integral part of the accompanying interim condensed consolidated financial statements.

IBERDROLA RENOVABLES, S.A.U. AND SUBSIDIARIES

Consolidated statement of recognized income and expense for the nine-month periods ended September 30

	2007			2006		
	Parent company	Minority interests	Total	Parent company	Minority interests	Total
		(Unaudited)	Thousands of euros		(Unaudited)	
Net income recognized directly in equity						
Unrealized assets and liabilities revaluation reserve						
Change in value of cash flow hedges and hedges of a net investment in a foreign operation	3,219	—	3,219	11,870	—	11,870
Tax effect	(905)	—	(905)	(4,226)	—	(4,226)
	2,314	—	2,314	7,644	—	7,644
Translation differences						
Change in translation differences	5,400	—	5,400	(1,138)	—	(1,138)
Tax effect	(1,755)	—	(1,755)	398	—	398
	3,645	—	3,645	(740)	—	(740)
Net profit for the period	48,739	6,792	55,531	144,024	10,120	154,144
	54,698	6,792	61,490	150,928	10,120	161,048

The following Notes are an integral part of the accompanying interim condensed consolidated financial statements.

IBERDROLA RENOVABLES, S.A.U. AND SUBSIDIARIES

Consolidated cash flow statements for the nine-month period ended September 30

	Note	2007 (Unaudited)	2006 (Unaudited)
		Thousands of euros	
Cash flows from operating activities (I)			
Profit for the period		**55,531**	**154,144**
Adjustments for:			
Depreciation and amortization expense	25	160,250	141,063
Net result of associates	10	581	23
Grants credited to income	25	(2,933)	(3,495)
Finance income and expense	26 – 27	108,529	44,251
Change in working capital			
Change in trade and other receivables		(31,765)	26,762
Change in trade and other payables		731,264	71,636
Effect in working capital of changes in the consolidation method and/or scope		(268,155)	(114,147)
Change in non-current trade and other payables		(28,616)	16,384
Income tax paid		(26,723)	(13,764)
Interest received		8,949	25,705
		706,912	**348,562**
Cash flows from investing activities (II)			
Investment in intangible assets	8	(2,480)	(6,919)
Investment in property, plant and equipment	9	(609,022)	(375,656)
Purchase of other non-current financial assets		(11,092)	(26,855)
Change in working capital for current financial assets		(9,563)	1,492
Proceeds on disposal of non-financial assets		1,646	644
Proceeds on disposal of financial assets		14,319	—
		(616,192)	**(407,294)**
Cash flows from financing activities (III)			
Grants received and other	14	6,550	22,175
Contributions to provisions	15	(530)	(1,700)
Change in working capital for current financial assets		28,975	(26,248)
Cash proceeds from borrowings		83,724	199,715
Interest paid or capitalized		(113,420)	(66,145)
Dividends paid	13	(97,148)	(35,913)
		(91,849)	**91,884**
Net increase in cash and cash equivalents (I+II+III)		**(1,129)**	**33,152**
Cash and cash equivalents at January 1		122,788	61,350
Cash and cash equivalents at September 30	12	**121,659**	**94,502**

The following Notes are an integral part of the accompanying interim condensed consolidated financial statements.

IBERDROLA RENOVABLES, S.A.U. AND SUBSIDIARIES

Notes to the interim condensed consolidated financial statements for the nine-month period ended September 30, 2007

1. GROUP ACTIVITY

Iberdrola Energías Renovables, S.A.U. (formerly Iberdrola Energías Renovables II, S.A.) was incorporated on July 9, 2001. It engages in all activities, projects and services related to:

- The production and marketing of electricity generated using a range of renewable energies, including but not restricted to, hydro-electric or mini-hydroelectric, wind, solar, photovoltaic, biomass and energy from waste, as well as the development, construction, operation and maintenance of these kinds of renewable energy plants.
- The start-up of all kinds of services related to the engineering of renewable energy power plants in general, and specifically research, engineering or energy consultancy studies, and environmental, technical and economic studies relating to such power plants. Also, the operation and maintenance of plants owned by third parties and participation in projects concerning such plants both as owner or as contractor for their operation, conservation and maintenance.

On July 25, 2007, the Company changed its registered name to Iberdrola Renovables, S.A.U. (hereinafter, IBERDROLA RENOVABLES).

IBERDROLA RENOVABLES' registered office is at 1 Tomás Redondo, Madrid.

The subsidiaries mainly engage in the generation of electricity from renewable energy sources, both in Spain and abroad. Details of these companies are presented in the appendix to the notes to the consolidated financial statements entitled "Information on subsidiaries, associates and investees."

2. BASIS OF PRESENTATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

a) Applicable policies applied

The release of the interim condensed consolidated financial statements for the nine-month period ended September 30, 2007 was approved by the Board of Directors of Iberdrola Renovables, S.A.U. on November 14, 2007.

The interim condensed consolidated financial statements for the nine-month period ended September 30, 2007 were prepared in accordance with IAS 34 "Interim Financial Reporting". They include additional information to that required by the standard, but not all the content and disclosures required for consolidated annual accounts by International Financial Reporting Standards (IFRSs). Therefore, for adequate interpretation, these interim condensed consolidated financial statements should be read along with the consolidated annual accounts of the IBERDROLA RENOVABLES Group for the year ended December 31, 2006.

The accounting policies and principles applied in the preparation of these interim condensed consolidated financial statements are the same as those applied in the consolidated annual accounts of the IBERDROLA RENOVABLES Group for the year ended December 31, 2006. The standards issued by the corresponding bodies whose application is not mandatory as of the interim condensed consolidated balance sheet date would not have a material impact on these financial statements.

These interim condensed consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments, which have been measured at fair value. The carrying amounts of assets and liabilities hedged by fair value hedges are restated to reflect variations in their fair value as a result of the risk hedged.

IFRS allow a number of alternative treatments in their regular application, including the following:

- IFRS allow an option whereby finance costs generated by external finance allocated to assets in progress can be recognized as an increase in the cost of acquisition of the assets. The IBERDROLA RENOVABLES Group has opted to capitalize these finance costs.
- Investments in joint ventures can be consolidated either using the proportionate consolidation method or using the equity method provided the same criteria are applied to all the stakes in joint ventures. The Group consolidates all companies in which it shares control with other partners using the proportionate consolidation method.

- "Intangible assets" and "Property, plant and equipment" can be measured either at fair value or at acquisition cost, adjusted for accumulated depreciation and amortization and any impairment. The Group has opted to recognize these assets at adjusted acquisition cost.
- IFRS allow two possible treatments of government grants: deduct from the carrying amount of the asset the grant received for its acquisition or present the grants as deferred income under liabilities in the balance sheet. The Group has elected the latter option.

b) Consolidation principles

The IBERDROLA RENOVABLES Group fully consolidates subsidiaries over which it exercises control.

The IBERDROLA RENOVABLES Group considers that it has control over a company when it has the power to govern its financial and operating policies so as to obtain benefits from its activities.

Jointly controlled entities that the IBERDROLA RENOVABLES Group manages together with other companies were consolidated using proportionate consolidation. There are companies in which the Group has an ownership interest of over 50% but which it exercises joint control based on agreements with the remaining shareholders.

The associates over which the Group does not exercise control but does have a significant influence were accounted for in the consolidated balance sheet by the equity method. For the purposes of these interim condensed consolidated financial statements, it is considered that a significant influence is exercised over companies in which the Group has an ownership interest of over 20%, except in specific cases in which, although the Group's ownership interest is lower, the existence of significant influence can be clearly demonstrated.

The appendix to the accompanying interim condensed consolidated financial statements lists all Iberdrola Renovables, S.A.U.'s subsidiaries, jointly controlled entities and associates, together with the consolidation or measurement basis used and other related disclosures.

The closing date used for the financial statements of subsidiaries, jointly controlled entities and associates for the preparation of the accompanying interim condensed consolidated financial statements is September 30.

The accounting policies applied by these companies are the same or have been conformed to those used by the IBERDROLA RENOVABLES Group to prepare these interim condensed consolidated financial statements.

The financial statements of each of the foreign companies have been prepared in their respective functional currencies, defined as the currency of the economy in which each company operates and in which it generates and uses cash.

The operations of Iberdrola Renovables, S.A.U. and of its consolidated subsidiaries and jointly controlled entities are consolidated in accordance with the following basic principles:

- On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are recognized at fair value. Any excess of the cost of acquisition of the subsidiary over the company's interest in the fair value of the assets and liabilities is recognized as goodwill.

  If the company's interest in the net fair value of the acquired assets and liabilities (negative goodwill) exceeds the cost of the business combination, that excess is recognized immediately in the consolidated income statement as a gain.

  Results of subsidiaries acquired or sold in the period are included in the consolidated income statement as from the effective date of acquisition or up to the effective date of sale.
- Goodwill acquired in business combinations ceases to be amortized after January 1, 2004, the IFRS transition date, but is tested for impairment each period.
- The result of measuring investments in associates using the equity method (after eliminating transactions between Group companies) is recognized under "Other reserves" and "Result of

companies accounted for using the equity method" on the accompanying consolidated balance sheet and income statement, respectively.

- The interests of minority shareholders in the equity and results of the fully consolidated subsidiaries and proportionately consolidated joint ventures are presented under "Equity – Minority interests" on the liability side of the consolidated balance sheet and "Minority Interests" in the consolidated income statement, respectively.
- Acquisitions of minority interests in companies over which the Group exercises control are considered transactions between shareholders. Any excess price paid is subtracted from reserves.
- The financial statements of foreign companies have been translated into euros using the period-end exchange rate method. This method consists of translating all assets, rights and obligations into euros at the exchange rates prevailing at the date of the consolidated financial statements, translating consolidated income statement items at the average exchange rates for the period, and translating equity items at the exchange rates applying at their date of acquisition (or in the case of retained earnings at the average exchange rates for the period they were generated, provided there were no material transactions that would make this misleading).
- All accounts and transactions between fully and proportionately consolidated companies have been eliminated in consolidation.

c) Seasonality

The IBERDROLA RENOVABLES Group's activity is not especially seasonal. The decline in profit for the nine-month period ended September 30, 2007 in comparison with the same period last year was due to the fall in average prices in the electricity generation market, which hurt the wind farms that opted to sell power to this market (see Note 3).

3. REGULATIONS GOVERNING ELECTRICITY GENERATION UNDER THE SPECIAL REGIME IN SPAIN

Power generation under the special regime in Spain by the IBERDROLA RENOVABLES Group is regulated by the Spanish Electricity Industry Law 54/1997 of November 27 and subsequent implementing regulations.

On May 28, 2007, the government published Royal Decree 661/2007, which regulates the production of electricity under the special regime. The main implications of this Royal Decree for the economic framework for electricity generation by the IBERDROLA RENOVABLES Group are the following:

a) Owners of generating facilities coming on stream after December 31, 2007 must choose, for period of at least one year, between the following two options:

- Feed the power to the grid through the transmission or distribution network at a regulated feed-in tariff expressed in euro cents per kilowatt-hour.
- Sell energy to the power generation market at the price set in the organized market or a freely negotiated by the owner of the plant at a premium in euro cents per kilowatt-hour. In the latter case, minimum and maximum prices are established.

b) Installations which began operating before December 31, 2007 have until January 1, 2008 to decide whether to continue to act in accordance with the regime set by Royal Decree 436/2004 or adopt the new remuneration framework. This Royal Decree establishes two remuneration schemes. Under the first scheme, the generator feeds electricity to the distributor at a fixed price which is defined in Royal Decree 1432/2002 as between 90% and 80% of the average electricity tariff over the full useful life of the installation in question. Under the second it sells electricity at the wholesale pool price plus an incentive bonus and a premium of 10% and 40% of the benchmark electricity tariff, respectively.

The IBERDROLA RENOVABLES Group will draw up the remuneration strategy of its production facilities in accordance with market circumstances prior to enactment of the Royal Decree.

4. ACCOUNTING POLICIES

The principal accounting policies used in preparing the accompanying interim condensed consolidated financial statements were as follows:

a) Revenue recognition

Revenue from sales is measured at the market value of the assets or rights received as consideration for the goods and services provided in the ordinary operating activities of Group companies net of discounts and applicable taxes, and is recognized at the time that ownership of the goods and services have passed to the buyer.

Interest income is accrued on a time proportional basis, by reference to the principal outstanding and the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the assets to that asset's carrying amount.

Dividend income is recognized when the IBERDROLA RENOVABLES Group companies' right to receive the payment is established.

b) Associates

Associates are companies over which the IBERDROLA RENOVABLES Group exercises significant influence but which are neither subsidiaries nor jointly controlled entities. Therefore, the Group has the power to participate in their financial and operating decisions, but not to fully or jointly control them.

Investments in associates are accounted for using the equity method. Under this method, investments are measured initially at acquisition cost, subsequently adjusted for changes to each company's equity, taking into consideration the percentage of ownership and any impairments.

Gains or losses on transactions with associates are eliminated in proportion to the Group's percentage ownership of the companies concerned.

c) Joint ventures

A joint venture is a company formed by several partners to carry out an activity under their joint control. Joint control means that the financial strategy and operating decisions of the company require the consent of the venturers.

IBERDROLA RENOVABLES Group companies that directly undertake jointly controlled activities include in their financial statements the proportion of the assets and liabilities managed and their share of income and expenses, using proportionate consolidation.

Goodwill arising on the acquisition of interests in joint ventures is recognized in accordance with the Group's accounting policies described below.

d) Goodwill

Goodwill arising on consolidation represents the difference between the price paid to acquire subsidiaries or jointly controlled entities (consolidated using either the full or the proportionate consolidation method) and the Group's percentage ownership of the fair value of the components making up the net assets of these companies at the time of acquisition. Goodwill arising from acquisitions of companies with a functional currency other than the euro is translated to euros at the exchange rates prevailing at the consolidated balance sheet date.

Goodwill acquired after January 1, 2004 is measured at acquisition cost. Goodwill acquired before this date is recognized at its net carrying amount at December 31, 2003, under Spanish GAAP and in accordance with IFRS 1: "First-time Adoption of International Financial Reporting Standards." In neither instance is goodwill amortized, although at the end of each reporting period, goodwill is reviewed for impairment to its recoverable value and any impairment is written down (see Note 4.i).

e) Other intangible assets

"Concessions, patents, licenses and similar" basically comprises the rights for the use of electric lines and substations and also surface and transit rights on the Group's land holdings measured at acquisition cost. Concession periods are from 50 to 75 years, but the Group amortizes these rights on a straight-line basis in accordance with the life of the assets located on the concession, from the moment the wind farm concerned comes on stream.

"Computer software" includes acquisition and development costs for basic IT systems used in managing the IBERDROLA RENOVABLES Group.

Computer system maintenance costs are recorded with a charge to the consolidated income statement for the period in which they are incurred.

Computer software is amortized on a straight-line basis over a period of between three and five years from the time each application is put to use.

f) Property, plant and equipment

"Property, plant and equipment" is stated at cost, including, where appropriate, the following items:

- External finance costs accrued solely in the construction period.

  The IBERDROLA RENOVABLES Group determines the amount of capitalizable finance costs according to the following procedure:

  a) The interests on specific-purpose sources of financing used to build certain of the companies' assets are capitalized in full.

  b) Interest on general sources of finance, capitalized by applying the average effective interest rate to the average accumulated amount of capitalizable investment less investment financed with specific sources, provided this does not exceed the total finance costs accrued in the period.

  The average capitalization rates used to determine the interest expense capitalized in the nine-month periods ended September 30, 2007 and 2006 were 4.20% and 3.90%, respectively.

  In the nine-month periods ended September 30, 2007 and 2006, the Group used the process explained above to capitalize finance costs as an increase in the value of its property, plant and equipment of 5,291 thousand and 4,403 thousand euros, respectively, with a credit to "Finance income" in the accompanying consolidated income statement (see Note 26).

- Staff costs relating directly or indirectly to construction in progress.

  In the nine-month periods ended September 30, 2007 and 2006, 6,142 thousand euros and 6,094 thousand euros, respectively, were capitalized for this concept (see Note 23).

- Under the specific legislation applying to certain subsidiaries outside Spain, the asset values include all future costs for the dismantling of their production plants. The amount of these costs is recognized at fair value at the time the plants come on stream under "Provisions—Other provisions" in the accompanying consolidated balance sheet.

  These companies review the estimates of these future costs annually and increase or reduce the carrying amounts of the assets accordingly.

The IBERDROLA RENOVABLES Group transfers work in progress to property, plant and equipment in use once the plant start-up is authorized.

The costs of expansion of or improvements to property, plant and equipment leading to increased productivity or capacity or to a lengthening of the useful lives of the assets are capitalized.

When the Group acquires a group of assets or of net assets that do not constitute a business (for example, in the case of companies that consist basically of a wind farm), the cost is allocated across the asset group's individually identifiable assets and liabilities, using fair values at the acquisition date.

Replacement or renewal of complete units is recognized as an addition to property, plant and equipment, and the units replaced or renewed are derecognized.

Gains or losses on the disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset.

At September 30, 2007 and 2006, the Group has no asset classified as investment property.

g) Depreciation of property, plant and equipment in use

Property, plant and equipment in use are depreciated by the straight-line method at annual rates based on the following years of estimated useful life:

	Average years of estimated useful life
Buildings	50
Wind farms	15 – 20
Hydro-electric plants:	
—Civil engineering	35 – 70
—Electromechanical equipment	35
Distribution facilities	40
Meters and measuring devices	15 – 27
Dispatching centers and other facilities	4 – 12

h) Leases

The Group classifies as finance leases all arrangements under which the lessor transfers to the lessee substantially all the risks and rewards incidental to ownership of the asset. All other leases are classified as operating leases.

Assets acquired under finance leases are recognized as non-current assets in accordance with their nature and function. Each asset is depreciated over its useful life as the Group considers there to be no doubt that ownership of the assets will be transferred at the end of the lease term. Assets are measured at the lower of the fair value of the leased asset and the present value of the future lease payments.

At September 30, 2007 and 2006, the amounts of "Property, plant and equipment in use" in the consolidated balance sheets corresponding to assets under finance leases were 31,498 thousand euros.

The expenses arising on operating leases are charged to the consolidated income statement over the term of the lease on an accrual basis.

i) Impairment of assets

The IBERDROLA RENOVABLES Group assesses at each balance sheet date whether there is an indication that a non-current asset may be impaired. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of any impairment loss. In the case of identifiable assets that do not themselves generate any independent cash flows, the Group estimates the recoverable value of the cash flow generating unit to which the asset belongs.

In the case of goodwill and other intangible assets with an indefinite useful life or which have not yet come into use, the Group systematically assesses their recoverable value at each balance sheet date.

The recoverable amount is the higher of the asset's fair value less costs to sell and its value in use, measured as the present value of its estimated future cash flows. In calculating value in use, the assumptions used in the estimate include discount rates, growth rates and expected changes in selling prices and direct costs. Pre-tax discount rates include the time value of money and the risks specific to the cash-generating unit. Growth rates and changes in prices and direct costs are based on sector estimates and the Group's experience and forecasts, respectively.

The IBERDROLA RENOVABLES Group uses discount rates ranging from 4.50% to 7.16% (2006: between 4.87% and 8.10%) in accordance with the risks specific to each unit.

Where the carrying amount of an asset exceeds its recoverable amount, the difference is recognized under "Depreciation and amortization charge and provisions" in the consolidated income statement. Impairment losses recognized for an asset are registered with a credit to the aforementioned heading when there is a change in the estimates concerning the recoverable amount of the asset, increasing the carrying amount of the asset, but so the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized, except in the case of the impairment of goodwill, which is not reversible.

The consolidated income statements for the nine-month periods ended September 30, 2007 and 2006 contain no impairment of assets.

j) Financial instruments

Financial assets

The IBERDROLA RENOVABLES Group classifies all financial assets, current and non-current, as follows:

- Financial assets at fair value through profit or loss: assets that meet the following criteria:

  1. The asset has been classified as a held-for-trading financial asset and the Group expects to derive profits from fluctuations in its price.
  2. The asset has been included in this classification upon initial recognition.

  Assets in this class are shown on the balance sheet at fair value, and changes in this fair value are recognized in "Finance costs" and "Finance income" on the income statement, as appropriate.

  The Group includes in this category derivative financial instruments that, while providing an effective hedge according to the risk management policies, do not meet the criteria for hedge accounting in IAS 39—Financial Instruments (see Note 17).

- Loans and receivables: these are initially recognized in the balance sheet at fair value and are subsequently measured at amortized cost using the effective interest rate method.

  The Group records the related provisions for the difference between the amount of the receivables considered recoverable and their carrying amount.

- Held-to-maturity investments: those that the Group has the intention and ability to hold to maturity, and which are carried at amortized cost. At September 30, 2007 and 2006, the Group had classified no investments in this category.

- Available-for-sale financial assets: all assets that are not classified in any of the preceding categories.

The Group determines the most appropriate classification of its financial assets after acquisition and reevaluates this designation at the end of each reporting period.

Cash and cash equivalents

This heading in the consolidated balance sheet includes cash, sight accounts and other highly liquid short-term investments that can be realized in cash quickly and are not subject to a risk of change in value.

Bank borrowings-loans and other financial liabilities

Loans and similar items are recorded initially at the amount received less transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest rate method, except for hedged transactions, which are measured using the method described in the paragraph on "Derivative financial instruments and hedges" below. Also, obligations under finance leases (see Note 4.h) are recognized at the present value of the lease payments under "Bank borrowings-loans" in the consolidated balance sheet.

The consolidated income statements for the nine-month periods ended September 30, 2007 and 2006 contained no liability classified at fair value through profit or loss.

Trade and other payables

Trade payables are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest rate method.

Other non-current payables and other current liabilities

These headings in the consolidated balance sheet mainly reflect balances in favor of the sole director, Iberdrola, S.A. and its subsidiaries and related parties.

Financial transactions carried out with these are recognized in the same way as bank borrowings, while trade receivables and payables are recognized at fair value.

Derivative financial instruments and hedges

Derivative financial instruments are initially recognized in the consolidated balance sheet at acquisition cost and subsequently remeasured at fair value. Any gains or losses arising from such changes in value are recognized in the consolidated income statement unless the derivative has been designated as a cash flow hedge or a hedge of a net investment in a foreign operation.

For accounting purposes, hedges are classified as follows:

- Fair value hedges: where the risk hedged is a change in the fair value of an asset or liability recognized on the consolidated balance sheet or a firm commitment (with the exception of exchange rate hedges in the latter instance).
- Cash flow hedges: when the risk hedged is the variation in cash flows attributable to a specific risk associated with a recorded asset or liability or a forecast transaction, or to exchange rate risk in a firm commitment.
- Hedges of a net investment in a foreign operation

At the inception of a hedge relationship, the IBERDROLA RENOVABLES Group formally documents the hedge relationship to which the Group wishes to apply hedge accounting. This documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness. In addition, hedges are reviewed periodically to ensure they are highly effective (between 80% and 125%).

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

- In the case of fair value hedges, both changes in the fair value of financial derivatives classified as hedges and changes in the fair value of the hedged item attributable to the risk hedged are recognized as a debit or credit in the consolidated income statement, as appropriate. The net amount of gains or losses accrued by the hedged item and hedging instrument taken together are recognized under "Finance income" and "Finance costs."
- In cash flow hedges and hedges of a net investment in a foreign operation, changes in the fair value of the hedging derivative are recognized, in respect of the ineffective portion of the hedges, in the consolidated income statement, while the effective portion is recognized under "Unrealized assets and liability revaluation reserve" and "Translation differences," respectively, in the accompanying consolidated balance sheet. The cumulative gain or loss recognized in these headings is transferred to the relevant heading of the consolidated income statement as the hedged item affects net profit of loss or in the period in which the item is disposed of.
- If a hedge of a forecasted transaction results in the recognition of a non-financial asset or liability, this balance is used to determine the initial carrying amount of the asset or liability. If the hedged

transaction did not give rise to an asset or liability, the amounts debited or credited to "Unrealized assets and liability revaluation reserve" are recognized in the consolidated income statement in the same period as the hedged item.

- If a hedge of a forecasted transaction results in the recognition of a financial asset or liability, this balance is recognized in "Unrealized assets and liability revaluation reserve" until the hedged item affects the consolidated income statement.
- Upon derecognition of the hedge, the cumulative gain or loss recognized in "Unrealized assets and liability revaluation reserve" remains under this heading until the hedge is carried out, at which time the gain or loss is adjusted. If the forecast transaction is no longer expected to occur, the amounts previously recognized in this heading are transferred to the consolidated income statement.

Fair value of the various financial instruments is calculated as follows:

- For derivatives traded in organized financial markets, the price at the close of business on the balance sheet date.
- For derivatives not traded in organized financial markets, the Group uses assumptions based on market conditions at the balance sheet date. Specifically, the fair value of interest rate swaps is measured as the value of rate swap spreads discounted to present value at the market interest rate. Exchange rate futures contracts are measured by discounting to present value future cash flows from the contracts based on forward exchange rates at period-end.

Derecognition of financial assets and liabilities

A financial asset is derecognized when:

- the rights to receive cash flows from the asset have expired.
- the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full to a third party, or has transferred substantially all the risks and rewards of the asset or has not retained them substantially.
- The Group has transferred its rights to receive cash flows from the asset and either a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all risks and rewards of the asset, but has transferred control of the asset.

Financial liabilities are derecognized when the obligation under the liability is discharged, cancelled, or expires.

k) Deferred income

"Deferred income" basically comprises any non-repayable grant to finance property, plant and equipment. The grant is taken to the consolidated income statement as the assets financed with the grant are depreciated.

"Other deferred income" includes amounts received from third-parties but not attributed to profit at the balance sheet date, for rights to use connection facilities to the electricity grid and other assets owned by the Group for a fixed period. These amounts are recognized on a straight-line basis under "Other operating income" in the accompanying consolidated income statement over the period for which the rights are granted.

l) Provisions for pensions and other provisions

The Group does not operate pension plans for its employees. These commitments are covered in the case of Spanish-based companies by the state Social Security System, except for certain employees of Iberdrola, S.A. entitled to pensions. The cost of these is passed on from Iberdrola, S.A. to IBERDROLA RENOVABLES. In the nine-month periods ended September 30, 2007 and 2006, this cost amounted to 639 and 307 thousand euros, respectively, recognized under "Staff costs" in the consolidated income statement. The Group does not assume any risk for this commitment.

In addition, subsidiary C. Rokas, S.A. has a commitment pursuant to Greek legislation to pay a bonus to employees upon retirement. This bonus varies in accordance with the employee's professional category and term of service. Its externalization is not mandatory. The estimate is made each period based on an actuarial calculation.

The Group also recognizes provisions to cover present obligations (legal or constructive) as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. A provision is recognized when the liability or obligation arises, with a charge to the relevant heading in the consolidated income statement depending upon the nature of the obligation, for the present value of the provision when the effect of discounting the value of the obligation to present value is material. The change in the provision due to its discounting each period is recognized under "Finance costs" in the consolidated income statement.

m) Foreign currency transactions

Transactions in currencies other than the functional currencies of IBERDROLA RENOVABLES Group companies are recognized in the corresponding functional currency at the exchange rate prevailing at the time of the transaction. During the period, the differences arising between the exchange rates at which the transactions were recorded and those in force at the date on which the related collections or payments are made are debited or credited, as appropriate, to profit or loss.

Also, fixed-income securities and receivables and payables outstanding at the reporting date denominated in currencies other than the functional currencies of Group companies are translated at the closing exchange rate. The resulting differences are charged to "Finance costs" or credited to "Finance income" in the consolidated income statement, as appropriate.

Transactions carried out in foreign currencies where the Group has opted to use financial derivatives or other hedging instruments to mitigate the exchange risk are described in Note 4.j.

n) Current/non-current classification

Payables are classified according to the outstanding time to maturity at the balance sheet date. Debts falling due in less than twelve months are classified as current and those with longer maturities as non-current.

o) Income tax

Most of the Spanish companies in IBERDROLA RENOVABLES Group file tax returns as part of the consolidated tax group headed by the sole shareholder Iberdrola, S.A. In consequence, taxable income, and tax relief and credits are calculated jointly.

Income tax expense is accounted for using the liability method based on the general balance. This determines deferred tax assets and liabilities on the basis of the carrying amounts of assets and liabilities and their tax base, using the tax rates that can objectively be expected to be in force when the assets or liabilities are realized or settled. Deferred tax assets and liabilities arising from a charge or credit directly to equity are also recognized through a charge or credit to equity.

The Group recognizes deferred tax assets whenever future taxable profits are expected against which these assets can be recovered.

Tax relief for double taxation and other reasons, as well as tax credits earned as a result of financial events in the period, are deducted from accrued income tax expense, unless there are doubts as to whether they can be claimed.

p) Service concession arrangements for hydro-electric power plants

In accordance with Law 29/1985, of August 2, partially amended by Law 46/1999, of December 13, all Spanish hydro-electric power plants are subject to temporary service concession arrangements. According to the terms of these arrangements, upon expiration of the arrangement ownership of the plants, in full working condition, is transferred back to the government.

The Group considers that there is no need to set up a reversion fund as the plants' maintenance programs ensure that they will continue to operate correctly.

q) Discontinued operations

A discontinued operation is a line of business that it has been decided to abandon and/or sell whose assets, liabilities and net profit or loss can be distinguished physically, operationally and for financial reporting purposes.

Income and expenses of discontinued operations are presented separately in the consolidated income statement.

No business or segment was discontinued in the nine-month periods ending September 30, 2007 or 2006.

r) Environmental issues

Costs arising from corporate activities aimed at protecting and improving the environment are recognized in the period incurred.

Expenses incurred on items of property, plant and equipment aimed at minimizing the environmental impact, protecting or improving the environment are recorded as an increase in the value of the assets.

s) Consolidated Cash Flow Statements

The following terms are used in the consolidated cash flow statements, which were prepared using the indirect method with the meanings indicated below:

- Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.
- Operating activities: the principal revenue-producing activities of Group companies and other activities that are neither investing nor financing activities.
- Investing activities: the acquisition, sale or disposal of long-term assets and other investments not included in cash and cash equivalents.
- Financing activities: activities that result in changes in the size and composition of the equity and borrowings of the Company that are not operating activities.

t) Earnings per share

Basic earnings per share amounts are calculated by dividing net profit for the period attributable to equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares of IBERDROLA RENOVABLES. For these purposes, it is considered that shares are converted at the beginning of the year or at the date of issue of the potential ordinary shares, if the latter were issued during the current period.

In the interim condensed consolidated financial statements for the nine-month periods ended September 30, 2007 and 2006, basic earnings per share coincide with diluted earnings per share, since there were no potential shares outstanding during these periods that could be converted into ordinary shares (see Note 35).

5. FINANCIAL RISK MANAGEMENT POLICY

The IBERDROLA RENOVABLES Group applies the General Risk Policy approved in November 2004 by the Board of Directors of the sole shareholder Iberdrola S.A. Under this policy the Group undertakes to use its capabilities to the full in order to ensure that all the significant risks of all kinds are adequately identified, measured, managed and controlled, applying the following "basic action guidelines":

- Incorporation of the risk-opportunity approach into the Group's management.
- Separation, at operating level, of functions between the risk-taking areas and the areas responsible for analyzing, controlling and supervising the risks.
- Assurance of short- and long-term business and financial stability, maintaining an appropriate balance between risk, value and benefit.
- Correct use of financial risk hedging instruments and their recognition in accordance with the applicable accounting and financial standards.
- Transparency in reporting on the Group's risks and the functioning of the systems developed to control them.
- Development of a risk-opportunity control and management culture within the Group.
- Coordination with general policy of all the specific risk-related policies that have to be implemented.
- Compliance with current regulations and legislation in relation to risk control, management and oversight.
- Continuous improvement on the basis of international best practices in Transparency and Good Corporate Governance in relation to risk control, management and supervision.

In order to implement this policy and respect these principles, the sole shareholder of IBERDROLA RENOVABLES, Iberdrola, S.A. has developed an Integral Risk Control and Management System based on a suitable definition, separation and assignment of functions and responsibilities, and of the required procedures, methodologies and support tools.

The system, which in November 2005 received quality certification from AENOR under the ISO 9001:2000 standard, is based on three fundamental cornerstones:

- A risk policy and limit structure, developed in 2005, that guarantees controlled management of the risks by the businesses.
- Monitoring and control of the risks in the income statement.
- Analysis and control of risks related to new investments.

Certain of Iberdrola, S.A.'s risk policies and limits on interest rates, exchange rates, liquidity and credit, which have been approved by the Operating Committee, apply to the IBERDROLA RENOVABLES Group, mainly as regards interest rate risk. Several items in the Group's balance sheet and the associated financial derivatives bear interest at fixed rates and are therefore exposed to the risk of fluctuations in fair value as a result of changes in market interest rates. Also, the Group is exposed to fluctuation in interest rates affecting cash flows in respect of items in the balance sheet and derivatives that bear interest at floating rates.

The IBERDROLA RENOVABLES Group mitigates this risk by managing the ratio of fixed to floating rate debt in the light of market circumstances, by refinancing and making use of interest rate derivatives, while remaining within its approved risk limits.

The debt structure at September 30, 2007 and 2006, after taking into account hedges via derivatives, was the following:

	Balance at 09/30/07	Balance at 09/30/06
	Thousands of euros	
Floating rate	423,325	337,266
Fixed rate	256,596	227,973
Capped rate (*)	26,676	46,772
	706,597	**612,011**

(*) Corresponds to certain financial debt contracts whose exposure to fluctuations in interest rates is limited to maximum and/or minimum levels.

For further information on the Group's borrowings see Notes 16 and 17.

Floating rate debt is chiefly benchmarked to the Euribor.

With respect to foreign currency risk, fluctuations in the value of the currencies in which borrowings are instrumented and purchases and sales are made with respect to the presentation currency may have an adverse effect on the finance costs and profit for the period.

The following items could be affected by foreign currency risk:

- Debt denominated in currencies other than the local or functional currency of the Group companies.
- Collections and payments for supplies, services or investments in currencies other than the functional currency.
- Income and expenses of certain foreign subsidiaries indexed to currencies other than the functional currency.
- Taxes derived from the accounting for tax purposes in local currencies other than the functional currency.
- Profit or loss on consolidation of the foreign subsidiaries.
- Consolidated carrying amount of net investments in foreign subsidiaries.

The Group reduces this risk by ensuring that all its economic flows are denominated in the presentation currency of each Group company, provided that this is possible and economically practicable. The resulting open positions are integrated and managed through the use of derivatives, within the approved limits.

6. USE OF ESTIMATES AND SOURCES OF UNCERTAINTY

a) Accounting estimates

Certain assumptions and estimates were made by the Group in the preparation of these interim condensed consolidated financial statements. The estimate with the most significant impact relates to the costs of closure and dismantling of electricity generation and distribution facilities.

Accordingly, each period the Group revises its estimates of any costs that it may incur for the dismantling and final closure of its power plants. As a result, at September 30, 2007, the Group companies in Greece, Poland, Germany, France and the US had made a provision for such costs (see Note 15), either because under local legislation the operating concessions have a limited term or because of other non-renewable commitments with third parties (basically for leased premises).

Although this estimate is based on the best information available at the interim condensed consolidated balance sheet date, events may occur in the future that require adjustments (upwards or downwards) to be made prospectively in subsequent reporting period. The effects of changes in estimates are recognized in the consolidated financial statements of the years in which they are made.

b) Sources of uncertainty

The IBERDROLA RENOVABLES Group has appealed the tax assessment levied on one of the Group companies arising from the inspection of the tax on electricity for the years 2000 to 2003 (see Note 15). This event has been provided for the amount of 8,109 thousand euros in the accompanying interim condensed consolidated financial statements. As of the date of these financial statements, no ruling had been issued.

7. INFORMATION BY GEOGRAPHICAL AND BUSINESS SEGMENTS

Described below are the main bases used in defining the IBERDROLA RENOVABLES Group's segment information included in the accompanying interim condensed consolidated financial statements:

- The primary segment reporting format is determined to be business segments. The business segments identified are the following:
    - Wind power
    - Mini-hydroelectric
    - Other businesses
    - Corporate center
- Secondary information is reported geographically.

  Given the nature of the IBERDROLA RENOVABLES Group's business, the location of its assets coincides with that of its customers. The geographical segments identified are:
    - Spain
    - The US
    - The UK
    - Rest of the world

The following tables present primary and secondary segment information:

Primary segment information for the nine-month period ended September 30, 2007

	Wind power	Mini-hydroelectric	Other businesses	Corporate center	Total
		Thousands of euros			
REVENUE					
Total revenue					
Sales to external customers	469,275	25,027	100	—	**494,402**
Inter-segment sales	—	—	—	—	—
RESULTS					
Segment operating profit/(loss)	234,420	9,379	(2,533)	(40,696)	**200,570**
Result of companies accounted for using the equity method	1	—	(582)	—	(581)
ASSETS					
Segment assets	4,590,666	180,125	117,381	9,475	**4,897,647**
Investments in companies accounted for using the equity method	144	—	—	—	144
Other non-current financial investments	—	—	—	—	58,386
Current financial investments and cash	—	—	—	—	169,937
Deferred tax assets	—	—	—	—	36,332
Other unallocated assets	—	—	—	—	272,224
Total assets	4,590,810	180,125	117,381	9,475	**5,434,670**
LIABILITIES					
Segment liabilities	393,409	92,334	8,528	1,245	**495,516**
Bank borrowings-loans	—	—	—	—	**706,596**
Derivative financial instruments	—	—	—	—	**796**
Deferred tax liabilities	—	—	—	—	**26,729**
Other unallocated liabilities	—	—	—	—	**3,479,747**
Total liabilities	393,409	92,334	8,528	1,245	**4,709,384**
OTHER SEGMENT INFORMATION					
Total expense incurred in the period for the acquisition of non-current items of property, plant and equipment and intangible assets	650,919	4,620	19,012	—	**674,551**
Period depreciation and amortization expense and provisions (Note 25)	149,013	8,304	—	—	**157,317**
Expenses in the period other than depreciation and amortization expense and provisions that did not entail cash outflows	—	—	—	—	—

Secondary segment information for the nine-month period ended September 30, 2007

	Spain	The US	The UK	Rest of the world	Total
			Thousands of euros		
REVENUE					
Total revenue					
Sales to external customers	435,395	2,581	—	56,426	**494,402**
Inter-segment sales	—	—	—	—	—
RESULTS					
Segment operating profit/(loss)	202,650	(7,379)	(3,052)	8,351	**200,570**
Result of companies accounted for using the equity method	1	—	—	(582)	(581)
Finance income	—	—	—	—	9,033
Finance costs	—	—	—	—	(117,562)
Profit/(loss) before tax	—	—	—	—	**91,460**
Income tax	—	—	—	—	(35,929)
Net profit for the period	—	—	—	—	**55,531**
Minority interests	—	—	—	—	**(6,792)**
Profit attributable to equity holders of the parent	—	—	—	—	**48,739**
ASSETS					
Segment assets	3,786,336	219,986	9,481	881,844	**4,897,647**
Investments accounted for using the equity method	144	—	—		144
Other non-current financial investments	—	—	—	—	58,386
Current financial investments and cash	—	—	—	—	169,937
Deferred tax assets	—	—	—	—	36,332
Other unallocated assets	—	—	—	—	272,224
Total assets	3,786,480	219,986	9,481	881,844	**5,434,670**
LIABILITIES					
Segment liabilities	323,244	5,818	1,216	165,238	**495,516**
Bank borrowings-loans	—	—	—	—	706,596
Derivative financial instruments	—	—	—	—	796
Deferred tax liabilities	—	—	—	—	26,729
Other unallocated liabilities	—	—	—	—	3,479,747
Total liabilities	323,244	5,818	1,216	165,238	**4,709,384**
OTHER SEGMENT INFORMATION					
Total expense incurred in the period for the acquisition of non-current items of property, plant and equipment and intangible assets	416,749	81,944	5,020	170,838	**674,551**
Period depreciation and amortization expense and provisions (Note 25)	133,125	2,405	2	21,785	**157,317**
Expenses in the period other than depreciation and amortization expense and provisions that did not entail cash outflows	—	—	—	—	—

Primary segment information for the nine-month period ended September 30, 2006

	Wind power	Mini-hydroelectric	Other businesses	Corporate center	Total
	Thousands of euros				
REVENUE					
Total revenue					
Sales to external customers	480,931	33,439	47	—	**514,417**
Inter-segment sales	—	—	—	—	—
RESULTS					
Segment operating profit/(loss)	278,099	19,243	(575)	(23,943)	**272,824**
Result of companies accounted for using the equity method	(23)	—	—	—	(23)
ASSETS					
Segment assets	3,673,253	134,620	83,166	7,816	**3,898,855**
Investments in companies accounted for using the equity method	120	—	—	—	120
Other non-current financial investments	—	—	—	—	48,475
Current financial investments and cash	—	—	—	—	126,448
Deferred tax assets	—	—	—	—	32,986
Other unallocated assets	—	—	—	—	300,064
Total assets	3,673,373	134,620	83,166	7,816	**4,406,948**
LIABILITIES					
Segment liabilities	335,479	23,172	7,409	—	**366,060**
Bank borrowings-loans	—	—	—	—	612,011
Derivative financial instruments	—	—	—	—	4,441
Deferred tax liabilities	—	—	—	—	24,700
Other unallocated liabilities	—	—	—	—	2,656,627
Total liabilities	335,479	23,172	7,409	—	**3,663,839**
OTHER SEGMENT INFORMATION					
Total expense incurred in the period for the acquisition of non-current items of property, plant and equipment and intangible assets	369,819	5,493	344	—	**375,656**
Period depreciation and amortization expense and provisions (Note 25)	129,211	8,357	—	—	**137,568**
Expenses in the period other than depreciation and amortization expense and provisions that did not entail cash outflows	—	—	—	—	—

Secondary segment information for the nine-month period ended September 30, 2006

	Spain	The US	The UK	Rest of the world	Total
		Thousands of euros			
REVENUE					
Total revenue					
Sales to external customers	480,726	—	—	33,691	514,417
Inter-segment sales	—	—	—	—	—
RESULTS					
Segment operating profit/(loss)	268,799	(2,081)	(1,034)	7,140	**272,824**
Result of companies accounted for using the equity method	(23)	—	—	—	(23)
Finance income	—	—	—	—	25,417
Finance costs	—	—	—	—	(69,668)
Profit/(loss) before tax	—	—	—	—	**228,550**
Income tax	—	—	—	—	(74,406)
Net profit for the period	—	—	—	—	**154,144**
Minority interests	—	—	—	—	(10,120)
Profit attributable to equity holders of the parent	—	—	—	—	**144,024**
ASSETS					
Segment assets	3,352,896	32,172	1,371	512,416	**3,898,855**
Investments accounted for using the equity method	120	—	—	—	120
Other non-current financial investments	—	—	—	—	48,475
Current financial investments and cash	—	—	—	—	126,448
Deferred tax assets	—	—	—	—	32,986
Other unallocated assets	—	—	—	—	300,064
Total assets	3,353,016	32,172	1,371	501,416	**4,406,948**
LIABILITIES					
Segment liabilities	234,758	5,559	2,816	122,927	**366,060**
Bank borrowings-loans	—	—	—	—	612,011
Derivative financial instruments	—	—	—	—	4,441
Deferred tax liabilities	—	—	—	—	24,700
Other unallocated liabilities	—	—	—	—	2,656,627
Total liabilities	234,758	5,559	2,816	122,927	**3,663,839**
OTHER SEGMENT INFORMATION					
Total expense incurred in the period for the acquisition of non-current items of property, plant and equipment and intangible assets	234,602	26,157	2,454	112,443	**375,656**
Period depreciation and amortization expense and provisions (Note 25)	127,085	39	1	10,443	**137,568**
Expenses in the period other than depreciation and amortization expense and provisions that did not entail cash outflows	—	—	—	—	—

8. INTANGIBLE ASSETS

The detail of the movement in the cost and accumulated amortization in the nine-month periods ended September 30, 2007 and 2006 in the various items under this heading is as follows:

	Goodwill	Concessions, patents, licenses, trademarks and other	Computer software	Other intangible assets	Total
		Thousands of euros			
Cost at January 1, 2007	30,963	11,672	8,334	—	50,969
Increases	—	—	1,455	1,025	2,480
Decreases	—	(1,992)	—	—	(1,992)
At September 30, 2007	30,963	9,680	9,789	1,025	51,457
Accumulated amortization at January 1, 2007	—	(4,293)	(2,360)	—	(6,653)
Amortization charge for the period (Note 25)	—	(1,405)	(1,341)	—	(2,746)
Decreases	—	346	—	—	346
At September 30, 2007	—	(5,352)	(3,701)	—	(9,053)
Net carrying amount	30,963	4,328	6,088	1,025	42,404

	Goodwill	Concessions, patents, licenses, trademarks and other	Computer software	Total
		Thousands of euros		
Cost at January 1, 2006	30,850	9,971	4,377	45,198
Changes in the consolidation method and/or scope	—	2,910	9	2,919
Increases	2,171	3,520	1,228	6,919
Decreases	(317)	(6)	—	(323)
At September 30, 2006	32,704	16,395	5,614	54,713
Accumulated amortization at January 1, 2006	—	(1,708)	(1,085)	(2,793)
Amortization charge for the period (Note 25)	—	(2,142)	(775)	(2,917)
At September 30, 2006	—	(3,850)	(1,860)	(5,710)
Net carrying amount	32,704	12,545	3,754	49,003

The detail of goodwill by company is the following:

	September 30, 2007	September 30, 2006
	Thousands of euros	
C. Rokas, S.A.	25,468	25,468
Other	5,495	7,236
	30,963	32,704

At September 30, 2007 and 2006, there were no restrictions on the ownership of intangible assets.

Research and development costs recognized with a charge to the consolidated income statement by the Group in the nine-month periods ended September 30, 2007 and 2006 were not material.

Apart from goodwill, the Group does not own any intangible assets with indefinite useful lives.

9. PROPERTY, PLANT AND EQUIPMENT

The detail of movements in the cost and accumulated depreciation and provisions in the nine-month periods ended September 30, 2007 and 2006 in the various items under this heading is as follows:

	Balance at 01/01/07	Changes in the consolidation method and/or scope	Additions and charges to provisions	Disposals, write-offs and write-downs	Transfers	Balance at 09/30/07
			Thousands of euros			
Property, plant and equipment in use						
Cost						
Land and buildings	**76,842**	**—**	**1,822**	**—**	**(14,388)**	**64,276**
Electricity technical plant in use	**4,295,336**	**57,461**	**120,097**	**—**	**309,894**	**4,782,788**
Hydro-electric plants	311,348	—	734	—	7,666	319,748
Other alternative plants	492	—	—	—	—	492
Wind farms	3,530,336	57,461	118,174	—	286,889	3,992,860
Distribution facilities	353,729	—	1,189	—	108,441	463,359
Meters and measuring devices	95,349	—	—	—	(93,723)	1,626
Dispatching centers and other facilities	4,082	—	—	—	621	4,703
Other items of property, plant and equipment in use	**17,546**	**—**	**4,553**	**—**	**(3,310)**	**18,789**
	4,389,724	**57,461**	**126,472**	**—**	**292,196**	**4,865,853**
Accumulated depreciation						
Buildings	**(14,958)**	**—**	**(1,795)**	**—**	**—**	**(16,753)**
Electricity technical plant in use	**(790,090)**	**5,562**	**(152,319)**	**—**	**—**	**(936,847)**
Hydro-electric plants	(126,081)	—	(8,362)	—	—	(134,443)
Other alternative plants	(35)	—	(13)	—	—	(48)
Wind farms	(619,429)	5,562	(135,231)	—	—	(749,098)
Distribution facilities	(42,637)	—	(8,390)	—	—	(51,027)
Meters and measuring devices	(136)	—	(83)	—	—	(219)
Dispatching centers and other facilities	(1,772)	—	(240)	—	—	(2,012)
Other items of property, plant and equipment in use	**(10,094)**	**—**	**(3,390)**	**—**	**—**	**(13,484)**
	(815,142)	**5,562**	**(157,504)**	**—**	**—**	**(967,084)**
Net carrying amount	**3,574,582**					**3,898,769**
Property, plant and equipment in progress						
Cost						
Electricity technical plant in progress	**481,185**	**105,308**	**545,546**	**—**	**(212,150)**	**919,889**
Prepayments and other property, plant and equipment in progress	**79,575**	**—**	**2,533**	**—**	**(80,046)**	**2,062**
	560,760	**105,308**	**548,079**	**—**	**(292,196)**	**921,951**
	4,135,342					**4,820,720**

	Balance at 01/01/06	Changes in the consolidation method and/or scope	Additions and charges to provisions	Disposals, write-offs and write-downs	Transfers	Balance at 09/30/06
			Thousands of euros			
Property, plant and equipment in use						
Cost						
Land and buildings	**33,231**	**1,323**	**2,248**	**(80)**	**38,006**	**74,728**
Electricity technical plant in use	**3,723,412**	**23,402**	**13,951**	**—**	**99,627**	**3,860,392**
Hydro-electric plants	300,402	—	—	—	1,071	301,473
Other alternative plants	498	—	—	—	—	498
Wind farms	3,053,710	25,711	13,949	—	68,270	3,161,640
Distribution facilities	358,824	(2,555)	—	—	34,837	391,106
Meters and measuring devices	1,624	—	2	—	—	1,626
Dispatching centers and other facilities	8,354	246	—	—	(4,551)	4,049
Other items of property, plant and equipment in use	**18,079**	**—**	**1**	**(241)**	**5,551**	**23,390**
	3,774,722	**24,725**	**16,200**	**(321)**	**143,184**	**3,958,510**
Accumulated depreciation						
Buildings	**(3,179)**	**—**	**(1,639)**	**—**	**—**	**(4,818)**
Electricity technical plant in use	**(622,043)**	**(1,659)**	**(134,560)**	**—**	**—**	**(758,262)**
Hydro-electric plants	(121,731)	(3)	(4,943)	—	—	(126,677)
Other alternative plants	(15)	—	—	—	—	(15)
Wind farms	(470,676)	(1,811)	(125,804)	—	—	(598,291)
Distribution facilities	(29,042)	155	(3,328)	—	—	(32,215)
Meters and measuring devices	(14)	—	—	—	—	(14)
Dispatching centers and other facilities	(565)	—	(485)	—	—	(1,050)
Other items of property, plant and equipment in use	**(9,925)**	**4,623**	**(1,947)**	**—**	**—**	**(7,249)**
	(635,147)	**2,964**	**(138,146)**	**—**	**—**	**(770,329)**
Net carrying amount	**3,139,575**					**3,188,181**
Property, plant and equipment in progress						
Cost						
Electricity technical plant in progress	**320,479**	**77,152**	**359,456**	**—**	**(143,184)**	**613,903**
	3,460,054					**3,802,084**

The value of fully depreciated items of property, plant and equipment in use at September 30, 2007 and 2006 was 49,098 thousand euros and 41,733 thousand euros, respectively. The detail is as follows:

	2007	2006
	Thousands of euros	
Property, plant and equipment in use		
Electricity technical plant in use		
Hydro-electric plants	48,802	41,485
Other items of property, plant and equipment in use	**296**	**248**
	49,098	**41,733**

Investment commitments at September 30, 2007 amount to 1,084,118 thousand euros.

At September 30, 2007 and 2006, the amount of property, plant and equipment securing certain bank loans was not material.

10. FINANCIAL ASSETS

a) Investments accounted for using the equity method

The movements in the nine-month periods ended September 30, 2007 and 2006 in the carrying amounts of investments in Group companies accounted for using the equity method (see appendix) were as follows:

	Balance at 01/01/06	Result for the period	Balance at 09/30/06	Balance at 01/01/07	Changes in the consolidation method and/or scope	Result for the period	Disposals	Balance at 09/30/07
	Thousands of euros							
Sotavento Galicia, S.A.	143	(23)	120	143	—	1	—	144
Hellenic Fish, S.A. (Rokas)	—	—	—	—	900	(582)	(318)	—
	143	(23)	120	143	900	(581)	(318)	144

b) Other non-current financial investments

The detail of this heading in the accompanying consolidated balance sheets at September 30, 2007 and 2006 is as follows:

	Balance at 09/30/07	Balance at 09/30/06
	Thousands of euros	
Prepayments (Note 32)	10,660	25,794
Term deposits	31,251	3,872
Other loans	11,069	17,415
	52,980	47,081

Term deposits correspond mainly to deposits made by the Group to guarantee future payments. These prepayments bear interest at market rates.

The returns obtained on the remaining items under this heading in the consolidated balance sheet are similar to market rates.

11. CURRENT TRADE AND OTHER RECEIVABLES

The detail of this heading in the accompanying consolidated balance sheets at September 30, 2007 and 2006 is as follows:

	Balance at 09/30/07	Balance at 09/30/06
	Thousands of euros	
Trade receivables	77,490	84,773
Receivables	16,965	47,173
Related parties (Note 32)	38,197	72,493
	132,652	204,439

These receivables do not generally carry interest. They fall due in a period of up to 30 days. Restrictions, if any, on monetizing these receivables, are not material.

12. CASH AND CASH EQUIVALENTS

The detail of this heading in the accompanying consolidated balance sheets at September 30, 2007 and 2006 is as follows:

	Balance at 09/30/07	Balance at 09/30/06
	Thousands of euros	
Cash	51,737	21,937
Short-term deposits	69,922	72,565
	121,659	**94,502**

As a general rule, cash deposited with banks earns interest at rates similar to market rates on daily deposits. Short-term deposits mature within a period of less than three months and earn interest at market rates. There are no restrictions on cash withdrawals.

13. EQUITY

The detail of the movement in the various items under this heading in the nine-month periods ended September 30, 2007 and 2006 is as follows:

	Share capital	Share premium	Unrealized assets and liabilities revaluation reserve	Other reserves: Reserves in companies consolidated using the full or proportionate consolidation methods	Other reserves: Reserves in companies accounted for using the equity method	Other reserves: Legal reserve	Other reserves: Voluntary reserves	Translation differences	Net profit for the period	Minority interests	Total
					Thousands of euros						
Balance at January 1, 2006	**164,600**	**101,979**	**(8,643)**	**64,879**	**55**	**9,993**	**78,475**	**2,159**	**144,325**	**66,539**	**624,361**
Appropriation of 2005 profit—Dividends paid (2.18 euros per share)	—	—	—	34,773	36	4,046	69,557	—	(144,325)	—	(35,913)
Income and expense recognized directly in reserves net of tax	—	—	7,644	—	—	—	—	—	—	—	7,644
Translation differences	—	—	—	—	—	—	—	(740)	—	—	(740)
Profit for the period attributable to equity holders of the parent	—	—	—	—	—	—	—	—	144,024	—	144,024
Profit for the period attributable to minority interests	—	—	—	—	—	—	—	—	—	10,120	10,120
Changes in consolidation method and other	—	—	—	—	—	—	—	—	—	(6,387)	(6,387)
Balance at September 30, 2006	**164,600**	**101,979**	**(999)**	**99,652**	**91**	**14,039**	**148,032**	**1,419**	**144,024**	**70,272**	**743,109**
Balance at January 1, 2007	**164,600**	**101,979**	**770**	**61,724**	**91**	**14,039**	**185,915**	**85**	**189,688**	**75,766**	**794,657**
Appropriation of 2006 profit—Dividends paid (5.90 euros per share)	—	—	—	48,470	1	10,794	33,275	—	(189,688)	—	(97,148)
Income and expense recognized directly in reserves net of tax	—	—	2,314	—	—	—	—	—	—	—	2,314
Translation differences	—	—	—	—	—	—	—	3,645	—	—	3,645
Profit for the period attributable to equity holders of the parent	—	—	—	—	—	—	—	—	48,739	—	48,739
Profit for the period attributable to minority interests	—	—	—	—	—	—	—	—	—	6,792	6,792
Changes in consolidation method and other	—	—	—	—	—	—	(28,125)	—	—	(5,588)	(33,713)
Balance at September 30, 2007	**164,600**	**101,979**	**3,084**	**110,194**	**92**	**24,833**	**191,065**	**3,730**	**48,739**	**76,970**	**725,286**

Share capital

The share capital of IBERDROLA RENOVABLES comprises 16,460,044 shares with a nominal value of 10 euros each, fully subscribed and paid with identical rights and held by Iberdrola, S.A. as Sole Shareholder at September 30, 2007.

On May 22, 2007, the Board of Directors of Iberdrola, S.A. agreed to initiate proceedings to place on the market, via a capital increase, up to 20% of the share capital of IBERDROLA RENOVABLES (see Note 36).

On October 3, 2007, within the context of this transaction, all the renewable energy companies of Iberdrola, S.A. and Scottish Power, plc, the subgroup acquired by Iberdrola, S.A. on April 23, 2007, were pooled under IBERDROLA RENOVABLES (see Note 36).

Share premium

The revised text of the Spanish Corporation Law expressly permits the use of the share premium account balance to increase capital and does not establish any restrictions as to its use.

Unrealized assets and liabilities revaluation reserve

Movements in this reserve due to changes in the value of derivatives designated as cash-flow hedges and hedges of a net investment in a foreign operation were as follows:

	Balance at 01/01/06	Change in fair value	Balance at 09/30/06	Balance at 01/01/07	Change in fair value	Balance at 09/30/07
			Thousands of euros			
Cash flow hedges						
Interest rate collars and swaps	(13,297)	11,110	(2,187)	(77)	4,481	4,404
Hedge of a net investment in a foreign operation						
Foreign exchange hedge	—	760	760	1,262	(1,262)	—
Deferred tax on unrealized assets and liabilities revaluation	4,654	(4,226)	428	(415)	(905)	(1,320)
	(8,643)	**7,644**	**(999)**	**770**	**2,314**	**3,084**

Legal reserve

According to the revised text of the Spanish Corporation Law, companies must transfer 10% of profits for the year to a legal reserve until this reserve reaches the equivalent of at least 20% of share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount. Otherwise, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses, and only on condition that sufficient other reserves are not available for this purpose.

Other reserves

Following the acquisition of additional shares in subsidiary C. Rokas, S.A., in the first half of 2007 the Group opted to recognize the difference between the amount paid and the minority interest as a transaction between shareholders, with a decrease to "Other reserves" of 27,473 thousand euros.

Meanwhile, unrestricted reserves included under "Reserves in companies consolidated using the full or proportionate consolidation methods" amounted to 30,346 thousand euros at September 30, 2007.

14. DEFERRED INCOME

The movement in this heading in the nine-month periods ended September 30, 2007 and 2006 was as follows:

	Capital grants	Other deferred income	Total
	Thousands of euros		
Balance at January 1, 2006	**46,123**	**44,805**	**90,928**
Increases	2,553	19,622	22,175
Transfers to profit and loss	(3,495)	(1,023)	(4,518)
Balance at September 30, 2006	**45,181**	**63,404**	**108,585**
Balance at January 1, 2007	**46,065**	**71,441**	**117,506**
Increases	4,130	2,420	6,550
Transfers to profit and loss	(2,933)	—	(2,933)
Balance at September 30, 2007	**47,262**	**73,861**	**121,123**

15. PROVISIONS

The detail of movements in this heading in the nine-month periods ended September 30, 2007 and 2006 is as follows:

	Provisions for pensions and similar obligations		Other provisions		
	Provision for pensions (Note 4.l)	Provision for employee electricity discounts	Provision for plant closure	Other provisions for contingencies and expenses	Total
	Thousands of euros				
Balance at January 1, 2006	**372**	**153**	**21,900**	**4,950**	**27,375**
Increases	34	113	17	8,160	8,324
Payments and other	—	—	—	(1,700)	(1,700)
Balance at September 30, 2006	**406**	**266**	**21,917**	**11,410**	**33,999**
Balance at January 1, 2007	**500**	**64**	**2,815**	**11,964**	**15,343**
Increases	172	—	854	2,028	3,054
Payments and other	(53)	—	—	(477)	(530)
Balance at September 30, 2007	**619**	**64**	**3,669**	**13,515**	**17,867**

Subsidiary C. Rokas, S.A. has a commitment to pay employees a bonus upon retirement, the amount of which at September 30, 2007 and 2006 was 619 and 406 thousand euros, respectively.

In addition, in 2005 the company recorded a 21,900 thousand euros provision for the dismantling of electricity generation and distribution plants in accordance with Greek regulations. In the fourth quarter of 2006, the company re-evaluated this position, taking a 19,362 thousand euro write-down recognized under "Property, plant and equipment" in the consolidated balance sheet at December 31, 2006.

Meanwhile, the consolidated balance sheets at September 30, 2007 and 2006 include a provision for 8,109 thousand euros to cover the potentially negative effect of the ruling on the appeal lodged by the IBERDROLA RENOVABLES Group against assessments related to the inspection of the electricity tax for 2000 to 2003 at one of the Group's companies.

The Group records provisions for liabilities arising from ongoing litigation and from indemnity payments, as well as obligations, collateral and other similar guarantees.

As of September 30, 2007, the Group estimates that these obligations will fall due as follows:

	Thousands of euros
Between October 1, 2008 and September 30, 2009	12,176
After September 30, 2009	5,691
	17,867

16. BANK BORROWINGS-LOANS

The detail of outstanding loans is as follow:

	Balance at 09/30/06	Balance at 09/30/07		
		Total	Current	Non-current
		Thousands of euros		
Bank borrowings-loans				
Loans and similar	585,374	683,903	134,121	549,782
Finance leases	23,114	18,552	3,784	14,768
Interest payable	3,523	4,142	4,142	—
	612,011	706,597	142,047	564,550

Loans and similar liabilities are shown at the nominal amount of the debt less arrangement costs.

At September 30, 2007 and 2006, the Group was fully up to date on all its outstanding financial debt obligations. None of the amounts in the table above matured prior to those dates.

Some of the debt contracted with third parties includes standard covenants, such as meeting a series of financial ratios, the obligation to set up a fund to guarantee the annual payment of loan principal and interest, financing part of the projects with internal resources in accordance with predefined ratios, the commitment to maintain the borrower's shareholder body and the obligation to pledge all the shares of the projects to creditors (see Note 31). In addition to the fundamental obligation to repay principal and pay interest, fees and expenses, a series of restrictions are included to keep the viability of the project from being affected, such as not disposing of the related assets; providing the appropriate guarantee and maintenance of the assets; completing and managing the financed project efficiently and diligently; not carrying out any activities other than those related to the financed project; ensuring compliance with all the legal obligations applicable to the project; not incurring debts with other banking institutions, etc.

Outstanding third-party debt containing these kinds of covenants amounted to approximately 419 million euros at September 30, 2007.

At the date of preparation of these interim condensed consolidated financial statements, the IBERDROLA RENOVABLES Group had complied with all its material financial commitments. Also at that date, the Group was in compliance with the covenants of its debt contracts, the breach of which could trigger the early repayment of outstanding amounts.

The loans and credits payable in foreign currency (basically US dollars, Polish zlotys and Brazilian reais) are stated in euros at the ruling exchange rates at the end of the reporting period calculated at the rates prevailing at that time. The outstanding balances of these loans in euros at September 30, 2007 and 2006 were 127,561 and 56,015 thousand euros, respectively.

At September 30, 2007 and 2006, the outstanding loans were bearing weighted average annual interest at 4.98% and 4.01%, respectively.

The detail by maturity of the non-current balances is as follows:

	Finance leases	Loans and similar	Total
	Thousands of euros		
October 1, 2008 to September 30, 2009	5,169	55,471	60,640
October 1, 2009 to September 30, 2010	1,229	60,558	61,787
October 1, 2010 to September 30, 2011	1,290	59,971	61,261
October 1, 2011 to September 30, 2012	1,034	56,878	57,912
After September 30, 2012	6,046	316,904	322,950
	14,768	549,782	564,550

At September 30, 2007, the IBERDROLA RENOVABLES Group had 257,704 thousand euros of undrawn lines of credit facilities maturing between 2007 and 2016.

17. DERIVATIVE FINANCIAL INSTRUMENTS

The detail of the headings reflecting the value of derivative instruments at September 30, 2007 and 2006, is as follows:

	Assets at 09/30/07		Liabilities at 09/30/07		Assets at 09/30/06		Liabilities at 09/30/06	
	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
	Thousands of euros							
INTEREST RATE HEDGES:								
Cash flow hedges								
—Interest rate swap	—	4,811	(6)	(497)	—	1,388	—	(4,222)
—Collar	—	18	—	(33)	—	5	—	(219)
Fair value hedges								
—Interest rate swap	—	—	—	(260)	—	—	—	—
HEDGE OF A NET INVESTMENT IN A FOREIGN OPERATION								
Foreign exchange hedge	5,693	—	—	—	760	—	—	—
NON-HEDGING DERIVATIVES								
Interest rate derivatives								
Interest rate swap	—	577	—	—	—	—	—	—
	5,693	5,406	(6)	(790)	760	1,393	—	(4,441)

The detail by maturity of the notional values of the hedging transactions in effect at September 30, 2007 is as follows:

	October 1, 2007 to September 30, 2008	October 1, 2008 to September 30, 2009	October 1, 2009 to September 30, 2010	October 1, 2010 to September 30, 2011	After September 2011	Total
	Thousands of euros					
INTEREST RATE HEDGES:						
Cash flow hedges						
—Interest rate swap	4,654	1,414	—	—	263,237	269,305
—Collar	—	—	15,926	2,159	8,226	26,311
Fair value hedge						
—Interest rate swap	2,367	—	—	—	9,884	12,251
HEDGE OF A NET INVESTMENT IN A FOREIGN OPERATION						
—Foreign exchange hedge	—	110,977	—	—	—	110,977
NON-HEDGING DERIVATIVES						
Interest rate derivatives						
—Interest rate swap	—	—	5,187	14,040	3,667	22,894
	7,021	112,391	21,113	16,199	285,014	441,738

18. OTHER NON-CURRENT LIABILITIES

The detail of this heading at September 30, 2007 and 2006 is as follows:

	Balance at 09/30/07	Balance at 09/30/06
	Thousands of euros	
Iberdrola, S.A. (Note 32)	377,105	425,878
Related parties (Note 32)	39,549	39,549
Other	15,256	17,765
	431,910	**483,192**

On March 31, 2004 the IBERDROLA RENOVABLES took out a loan with Iberdrola, S.A. maturing in June 2012. The outstanding amount at September 30, 2007 was 377,105 thousand euros. This loan bears interest at a rate equivalent to the six-month Euribor rate plus 0.5%.

The figure for related companies derives from an agreement reached in 2002 by IBERDROLA RENOVABLES to acquire stakes in a number of wind farm companies from the Gamesa Group. As part of this deal, in 2004 Gamesa granted the Group a 40,805 thousand euros discount against the future sales of these companies which, at September 30, 2007 and 2006, stood at 39,549 thousand euros, respectively.

Details of the balances and transactions with Group and related companies are given in Note 32.

19. DEFERRED TAX AND INCOME TAX

The Parent Company Iberdrola Renovables, S.A.U. files a consolidated tax return, having formed part of the tax group 2/86 headed by Iberdrola, S.A. since its incorporation.

Without prejudice to this special tax regime in Spain, which applies to the Parent and certain of its consolidated Spanish subsidiaries, other Spanish and foreign subsidiaries file individual income tax returns in accordance with the laws applicable to them.

The differences between the tax charge allocated to the nine-month periods ended September 30, 2007 and 2006 and the tax payable for those periods, recorded under "Deferred tax assets" and "Deferred tax liabilities", as appropriate, in the consolidated balance sheets at September 30, 2007 and 2006, arose as a result of the temporary differences relating to the difference between the carrying amount of certain assets and liabilities and their tax bases. The main differences are the following:

- Temporary differences arising from the measurement of assets and liabilities related to derivatives and assets that were measured at their market value in business combinations for which the difference between the tax base and carrying amount is not deductible for tax purposes.
- Temporary differences arising from changes in the value of investment securities whose carrying amount is not fully deductible for tax purposes.
- Temporary differences arising from the tax applied to the accelerated depreciation of items of property, plant and equipment by some Group companies.
- Temporary differences arising from prepaid taxes on intra-group transactions.

The detail of current and deferred "Income tax" is as follows:

	Balance at 09/30/07	Balance at 09/30/06
	Thousands of euros	
Current tax	29,793	57,374
Deferred tax	6,136	17,032
	35,929	**74,406**

The detail of the movements in deferred tax assets and liabilities in the nine-month periods ended September 30, 2007 and 2006 is as follows:

	Balance at 01/01/06	Charge (credit) to profit and loss	Credit (charge) to asset and liability revaluation reserve	Increases/ (Decreases)	Balance at 09/30/06	Balance at 01/01/07	Charge (credit) to profit and loss	Credit (charge) to asset and liability revaluation reserve	Increases/ (Decreases)	Balance at 09/30/07
					Thousands of euros					
Deferred tax assets										
From elimination of intra-group profits	29,619	678	—	(2,438)	27,859	28,045	(8,605)	—	1,265	20,705
From measurement of derivative financial instruments										
Hedging derivatives	4,732	—	(4,226)	(78)	428	692	—	—	(692)	—
Non-hedging derivatives	21,148	(21,148)	—	—	—	—	—	—	—	—
Tax credits for loss carryforwards and deductions	—	3,740	—	—	3,740	4,987	4,124	—	(4,987)	4,124
Other	(50)	539	—	469	958	—	(72)	—	11,575	11,503
	55,449	(16,191)	(4,226)	(2,047)	32,985	33,724	(4,553)	—	7,161	36,332
Deferred tax liabilities										
From standardization of depreciation methods	(15,311)	(628)	—	—	(15,939)	(14,844)	(1,532)	—	2,053	(14,323)
From allocation of fair value in business combinations	(10,093)	—	—	1,811	(8,282)	(8,282)	1,108	—	—	(7,174)
From measurement of derivative financial instruments										
Hedging derivatives	—	—	—	—	—	—	—	(905)	(415)	(1,320)
Other	—	(213)	—	(266)	(479)	(3,612)	(1,159)	—	859	(3,912)
	(25,404)	(841)	—	1,545	(24,700)	(26,738)	(1,583)	(905)	2,497	(26,729)

Income tax expense on consolidated companies for the nine-month periods ended September 30, 2007 and 2006 was calculated as follows:

	2007	2006
	Thousands of euros	
Profit before tax	**91,460**	**228,550**
Non-deductible expenses and non-computable income from consolidation adjustments	280	44
Adjusted consolidated accounting profit	**91,740**	**228,594**
Gross tax calculated at the tax rate in force in each country	28,439	77,394
Tax relief	(2,152)	(2,185)
Adjustment to corporate tax rate and other	9,642	(803)
Income tax	**35,929**	**74,406**

20. CURRENT TAX RECEIVABLES AND PAYABLES

The detail of "Tax receivables" and "Current tax liabilities and other tax payables" on the asset and liability sides, respectively, of the consolidated balance sheets at September 30, 2007 and 2006, is as follows:

	2007	2006
	Thousands of euros	
Current assets		
VAT receivable	110,858	78,790
Other	51,015	55,081
	161,873	**133,871**
Current liabilities		
VAT payable	16,904	10,320
Tax withholdings payable	1,331	375
Income tax payable	34,337	72,723
Social security payable	136	427
	52,708	**83,845**

In general, Group companies have all years since 2003 open for review by the tax inspection authorities for the main taxes applicable to them. However, this period may differ in the case of the Group companies taxed in different tax jurisdictions.

21. OTHER CURRENT LIABILITIES

The detail of this heading in the accompanying consolidated balance sheets at September 30, 2007 and 2006 is as follows:

	Balance at 09/30/07	Balance at 09/30/06
	Thousands of euros	
Iberdrola Group companies and related companies (Note 32)	3,047,850	2,173,385
Suppliers of fixed assets	110,474	82,462
Other payables	33,716	6,638
	3,192,040	**2,262,485**

22. REVENUE

The detail of this heading for the nine-month periods ended September 30, 2007 and 2006 is as follows:

	2007	2006
	Thousands of euros	
Electricity sales in Spain under ordinary regime		
Other sales	10,704	18,572
Electricity sales in Spain under special regime		
Sales to pool	193,942	255,787
Sales to other distributors	230,749	206,367
Electricity sales outside Spain	59,007	33,691
	494,402	514,417

23. STAFF COSTS

The detail of this heading for the nine-month periods ended September 30, 2007 and 2006 is as follows:

	2007	2006
	Thousands of euros	
Wages and salaries	35,182	20,035
Social security contributions	6,329	4,914
	41,511	**24,949**
Capitalized staff costs		
Property, plant and equipment (Note 4.f)	**6,142**	**6,094**

The average number of employees in the nine-month periods ended September 30, 2007 and 2006 was 841 and 703, respectively. The detail by professional category is as follows:

	2007			2006		
	Men	Women	Total	Men	Women	Total
University graduates and similar	333	78	411	254	56	310
Technicians	139	33	172	144	32	176
Clerical staff	53	12	65	45	10	55
Skilled workers	156	37	193	132	30	162
	681	**160**	**841**	**575**	**128**	**703**

The average number of employees in the consolidated Group is calculated based on the percentage ownership of IBERDROLA RENOVABLES in the joint ventures consolidated using proportionate consolidation and the total number of employees of fully-consolidated subsidiaries.

24. OUTSIDE SERVICES

The detail of this heading for the nine-month periods ended September 30, 2007 and 2006 is as follows:

	2007	2006
	Thousands of euros	
Operation and maintenance	43,392	35,786
Insurance	5,992	5,280
Fees	10,139	10,641
Project development costs	15,468	10,457
Other	32,282	24,313
	107,273	**86,477**

25. DEPRECIATION AND AMORTIZATION

The detail of this heading for the nine-month periods ended September 30, 2007 and 2006 is as follows:

	2007	2006
	Thousands of euros	
Depreciation charge for property, plant and equipment (Note 9)	157,504	138,146
Amortization of intangible assets (Note 8)	2,746	2,917
Capital grants transferred to profit or loss (Note 14)	(2,933)	(3,495)
	157,317	137,568

26. FINANCE INCOME

The detail of this heading for the nine-month periods ended September 30, 2007 and 2006 is as follows:

	2007	2006
	Thousands of euros	
Interest and finance income from loans or similar		
—From Group companies and associates (Note 32)	530	47
—From related parties (Note 32)	2	4
—Other finance income	2,321	1,201
Settlement and change in fair value of non-hedging derivatives	77	19,762
Exchange gains	812	—
Capitalized finance costs		
Property, plant and equipment (Note 4-f)	5,291	4,403
	9,033	25,417

27. FINANCE COSTS

The detail of this heading for the nine-month periods ended September 30, 2007 and 2006 is as follows:

	2007	2006
	Thousands of euros	
Finance costs and similar expenses:		
—From loans from third parties	25,005	7,701
—From loans from Group companies (Note 32)	86,632	43,372
—From loans from related parties (Note 32)	3,387	7,727
Changes in fair value of hedging derivatives	417	5,619
Changes in fair value of non-hedging derivatives	(94)	5,063
Exchange losses	1,679	—
Finance costs from valuation of debt at amortized cost	536	186
	117,562	69,668

28. SWAPS

The Group engaged in no material transactions in the nine-month periods ended September 30, 2007 and 2006 entailing the delivery of cash.

29. BUSINESS COMBINATIONS

The IBERDROLA RENOVABLES Group did not undertake any business combinations in the nine-month periods ended September 30, 2007 and 2006.

On the other hand and in connection with the mentioned in the Note 4.f about acquisitions of group of assets or of net assets that do not constitute a business (basically, companies that consist basically of a wind farm, which are specified in the annex to these notes), the total investment at this regard as at September 30, 2007 and 2006 amounts to 117,300 and 74,582 thousands euros, respectively.

30. CONTINGENT LIABILITIES

The IBERDROLA RENOVABLES Group's contingent liabilities, mainly litigation and other legal issues, are not material.

31. GUARANTEE COMMITMENTS TO THIRD PARTIES

At September 30, 2007 and 2006, the IBERDROLA RENOVABLES Group had provided guarantees of 264,089 thousand and 192,431 thousand euros, respectively, basically to various public bodies and financial institutions.

The Group considers that any additional liabilities that could arise from the guarantees provided at September 30, 2007 and 2006 would not be material.

Also, the IBERDROLA RENOVABLES Group, in compliance with the contractual obligations related to loans received from banks, had pledged all or part of its shares at September 30, 2007 and 2006. The detail by company of pledged shares is as follows:

	September 30, 2007		September 30, 2006	
Company	Number of shares pledged by percentage of Group ownership	Carrying amount by percentage of Group ownership	Number of shares pledged by percentage of Group ownership	Carrying amount by percentage of Group ownership
		Thousands of euros		
Desarrollo de Energías Renovables de La Rioja, S.A.	668,415	9,335	668,415	9,164
Eólicas de La Rioja, S.A.	—	—	63,550	6,522
Molinos del Cidacos, S.A.	325,745	9,071	325,745	8,120
Sistemas Energéticos Torralba, S.A.	18,483	3,905	18,483	4,420
Sistemas Energéticos Mas Garullo, S.A.	12,570	1,770	12,570	2,733
Sistemas Energéticos La Muela, S.A.	25,500	3,125	25,500	4,134
Sistemas Energéticos del Mon-cayo, S.A.	24,075	5,188	24,075	4,003
Eólicas de Campollano, S.A.	272,425	4,039	272,425	3,753
Biovent Energía, S.A.	1,700	38,974	1,700	32,936
Energías Renovables de la Región De Murcia, S.A.	2,561,450	28,032	2,561,450	26,983
Molinos de La Rioja, S.A.	127,110	2,756	127,110	2,659
Energías Eólicas de Cuenca, S.A.	70,310	6,310	47,500	4,758
Iberdrola Energías Renovables de La Rioja, S.A.	63,608	56,580	63,608	60,567

32. BALANCES AND TRANSACTIONS WITH OTHER IBERDROLA GROUP COMPANIES AND RELATED PARTIES

The table below shows the detail of balances and transactions with Iberdrola Group companies and related parties at September 30, 2007 and 2006 and for the nine-month periods then ended:

	At September 30, 2007					Nine-month period ended September 30, 2007			
	Non-current other financial assets	Current receivables	Bank borrowings-loans	Other current liabilities	Other non-current payables	Revenue	Services received	Finance income	Finance costs
	Thousands of euros								
Group									
Iberdrola, S.A.	—	38	—	2,803,351	377,105	—	10,686	530	86,632
Iberdrola Generación, S.A.U.	—	—	—	21,750	—	15,400	2,092	—	—
Iberdrola Distribución, S.A.U.	—	38,159	—	30	—	153,920	19	—	—
Iberdrola Ingeniería y Construcción, S.A.U.	—	—	—	45,025	—	—	3,357	—	—
Iberdrola Energía Altamira de Servicios, S.A. de C.V.	—	—	—	322	—	—	—	—	—
	—	38,197	—	2,870,478	377,105	169,320	16,154	530	86,632
Related parties									
Gamesa Group	10,660	—	—	177,372	39,549	—	14,441	2	—
Bilbao Bizkaia Kutxa (*)	—	—	6,488	—	—	—	—	—	406
Banco Bilbao Vizcaya Argentaria (**)	—	—	—	—	—	—	—	—	2,981
Grupo ACS (*)	—	—	—	—	—	—	—	—	—
Caja de Ahorros de Valencia, Castellón y Alicante—Bancaja (***)	—	—	—	—	—	—	—	—	—
TOTAL	10,660	38,197	6,488	3,047,850	416,654	169,320	30,595	532	90,019

(*) Significant shareholders of Iberdrola, S.A.

(**) This entity ceased to be a significant shareholder of Iberdrola, S.A. in February 2007 and transactions carried out to that date are included in the table.

(***) Significant shareholder of Iberdrola, S.A. from July 2007

Also, in the nine-month period ended September 30, 2007, the Group acquired property, plant and equipment assets from Iberdrola Ingeniería y Construcción, S.A.U. and Gamesa Group worth 60,119 and 193,349 thousand euros, respectively.

	At September 30, 2006						Nine-month period ended September 30, 2006			
	Cash	Non-current other financial assets	Current receivables	Bank borrowings-loans	Other current liabilities	Other non-current payables	Revenue	Services received	Finance income	Finance costs
	Thousands of euros									
Group										
Iberdrola, S.A.	—	—	1,877	—	1,950,044	425,878	—	7,122	47	43,372
Iberdrola Generación, S.A.U.	—	—	42,468	—	—	—	248,997	1,685	—	—
Iberdrola Distribución, S.A.U.	—	—	29,891	—	402	12	148,662	(72)	—	—
Iberdrola Ingeniería y Construcción, S.A.U.	—	—	7	—	28,860	—	—	2,120	—	—
	—	—	74,243	—	1,979,306	425,890	397,659	10,855	47	43,372
Related parties										
Gamesa Group	—	25,794	(1,750)	—	194,079	39,549	—	8,120	4	394
Bilbao Bizkaia Kutxa (*)	—	—	—	6,138	—	—	—	—	—	270
Banco Bilbao Vizcaya Argentaria (*)	2,190	—	—	69,361	—	—	—	—	55	7,063
ACS Group (**)	—	—	—	—	—	—	—	—	—	—
TOTAL	2,190	25,794	72,493	75,499	2,173,385	465,439	397,659	18,975	106	51,099

(*) Significant shareholders of Iberdrola, S.A.

(**) Significant shareholder of Iberdrola, S.A. from June 2006

Also, in the nine-month period ended September 30, 2006, the Group acquired property, plant and equipment assets from Iberdrola Ingeniería y Construcción, S.A.U. and Gamesa Group worth 3,959 and 84,655 thousand euros, respectively.

All transactions with group and related companies were carried out at arm's length prices.

On October 1, 2001, IBERDROLA RENOVABLES subscribed a current account contract with Iberdrola S.A. for an indefinite period, bearing interest at the three-month EURIBOR rate plus a spread of 0.15% for debtor balances and 0.10% for creditor balances. Interest is paid quarterly. At September 30, 2007 and 2006, the outstanding balance of these investments amounted to 2,803,351 thousand and 1,950,044 thousand euros respectively, and is included in "Other current liabilities" on the consolidated balance sheet.

In 2006, the Group reached an agreement with Gamesa Eólica, S.A. for the supply of wind turbines by which the Gamesa Group will supply the Group wind turbines with total capacity of 2,700 MW valued at over 2,300 million euros between 2007 and 2009 for installation in Spain, the rest of Europe, Mexico and the US. The contract extends to assembly and start-up, as well as operating and maintenance services during the guarantee period.

Also during the same year, the Group committed to buying from Gamesa Energía (a subsidiary of Gamesa Corporación Tecnológica, S.A.) approximately 1,000 MW of wind capacity in the US, worth between 700 and 1,100 million US dollars, depending on the total capacity actually acquired and output.

33. FINANCIAL POSITION

The interim condensed consolidated financial statements for the nine-month periods ended September 30, 2007 and 2006 show a net working capital requirement, mainly due to the classification as current borrowings of the reciprocal current account debts that various Group companies have with Iberdrola, S.A. (see Note 32). It is the intention of Iberdrola, S.A. as the Group's Sole Shareholder, to provide all finance necessary to allow the Group to adequately carry on its business activities.

34. ENVIRONMENTAL INFORMATION

The Group incurred environmental expenses for insignificant amounts during the period. It was not considered necessary to record any provision for liabilities and charges in connection with environmental issues, nor are there any contingencies relating to environmental protection and enhancement.

35. EARNINGS PER SHARE

The table below shows the calculation of basic and diluted earnings per share for the nine-month periods ended September 30, 2007 and 2006:

	09/30/07	09/30/06
Net profit (thousands of euros)	48,739	144,024
Average number of shares	16,460,044	16,460,044
Basic and diluted earnings per share (euros)	2.96	8.75

36. EVENTS AFTER THE BALANCE SHEET DATE

As indicated in Note 13, on May 22, 2007, the Board of Directors of Iberdrola, S.A., the Sole Shareholder of IBERDROLA RENOVABLES, agreed to initiate proceedings to place on the market, via a capital increase, up to 20% of the share capital of IBERDROLA RENOVABLES.

Within the context of this transaction, certain assets and liabilities of the Scottish Power group, which was acquired by Iberdrola, S.A. on April 23, 2007, were contributed to IBERDROLA RENOVABLES. Specifically, on October 3, 2007, Iberdrola, S.A. fully subscribed to IBERDROLA RENOVABLES' 1,335,400 thousand euros capital, with a share premium of 3,443,995 thousand euros.

The capital increase was fully subscribed for and paid up via the non-monetary contribution of the entire share capital of Scottish Power Renewable Energy Holdings Limited, which owns all the shares in the other companies originally belonging to Scottish Power, plc. engaged in the following businesses:

- Renewable energies in the UK
- Renewable energies in the US
- Gas storage in the US
- Electricity and gas supply and trading in the US

On November 5, 2007, another capital increase has been fully subscribed by the sole shareholder Iberdrola, S.A. amounting to 189,626 thousand euros, with a share premium of 489,045 thousand euros via the non-monetary contribution consisting of an Iberdrola credit to Scottish Power Renewable Energy Holdings Limited.

Following these two capital increases and taking into account the agreement signed on November 5, 2007 by the sole shareholder Iberdrola, S.A. regarding a stock split to reduce the nominal value of the shares from 10 to 0.50 euros, the capital of IBERDROLA RENOVABLES now comprises 3,379,251,920 shares, all of which have a nominal value of 0.50 euros.

APPENDIX

INFORMATION ON SUBSIDIARIES, ASSOCIATES AND INVESTEES

The tables below give details of the percentage ownership held either directly or indirectly by Iberdrola Renovables, S.A.U. in its subsidiaries. The percentage of voting rights in the corporate bodies of these companies controlled by Iberdrola basically corresponds to the percentage of ownership.

A. COMPANIES MAJORITY OWNED OR CONTROLLED AND FULLY CONSOLIDATED FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

			Direct or indirect percentage ownership	
Company	Location	Activity	09/30/07	09/30/06
Iberdrola Energ. Rinnovabili, S.P.A.	Italy	Energy	100.00	100.00
C. Rokas, S.A. subgroup[1], made up of 35 companies	Greece	Energy	49.90	49.90
Iberdrola Renewable Energies of UK Ltd.	UK	Energy	100.00	100.00
Higher Darracott Moor Wind Farm Ltd.[4]	UK	Energy	100.00	100.00
Aeolia Produçao de Energía, S.A.	Portugal	Energy	78.00	78.00
Iberdrola Energies Renouvelables, S.A.S	France	Energy	100.00	100.00
Perfect Wind subgroup, made up of 27 companies[2]	France	Energy	100.00	100.00
Iberdrola Regenerative Energien, GMBH	Germany	Energy	100.00	100.00
Energías Renováveis do Brasil, Ltda.	Brazil	Energy	100.00	100.00
Iberdrola Energías Renováveis, S.A.	Portugal	Energy	100.00	100.00
Iberdrola Energía Odnawialna Spo3kaz Ograniczon Odpowiedzialnocecil subgroup, made up of 2 companies	Poland	Energy	100.00	100.00
Iberenova Promociones, S.A.U.	Madrid	Energy	100.00	100.00
Ciener, S.A.U.	Vizcaya	Energy	100.00	100.00
Energía I Vent, S.A.	Barcelona	Energy	90.00	90.00
Iberdrola Energías Renovables de Galicia, S.A.U.	Orense	Energy	100.00	100.00
Iberdrola Energías Renovables de Castilla La Mancha, S.A.U.	Toledo	Energy	100.00	100.00
Minicentrales del Tajo, S.A.	Madrid	Energy	66.58	66.58
Eonergi Energía Eolica, S.A. (Alto Moncao)[2]	Portugal	Energy	100.00	—
Biovent Energía, S.A.	Valladolid	Energy	85.00	85.00
Iberdrola Energías Renovables de Andalucía, S.A.U.	Seville	Energy	100.00	100.00
Iberdrola Energías Renovables de Aragón, S.A.U.	Zaragoza	Energy	100.00	100.00
Sociedad Gestora de Parques Eólicos Campo de Gibraltar, S.A.	Malaga	Energy	55.00	55.00
Sociedad Gestora de Parques Eólicos de Andalucía, S.A.	Malaga	Energy	55.00	55.00
Biovent Holding, S.A.[2]	Valladolid	Energy	95.00	85.00
Sistemas Energéticos Chandrexa, S.A.	Orense	Energy	96.07	96.07
Sistemas Energéticos Mas Garullo, S.A.	Zaragoza	Energy	51.00	51.00
Sistemas Energéticos La Muela, S.A.	Zaragoza	Energy	50.00	50.00
Sistemas Energéticos del Moncayo, S.A.	Valladolid	Energy	75.00	75.00
Sistemas Energéticos Torralba, S.A.	Zaragoza	Energy	60.00	60.00
Eme Dólar Uno, S.L.U.	Seville	Energy	100.00	100.00
Eme Hueneja Tres, S.L.U.	Seville	Energy	100.00	100.00
Eme Dólar Tres, S.L.U.	Seville	Energy	100.00	100.00
Eme Ferreira Dos, S.L.U.	Seville	Energy	100.00	100.00
Global Solar Energy, S.A.	Murcia	Energy	100.00	100.00
Windfarm Wirfus, GMBH[2][3]	Germany	Energy	—	100.00
EBV Windpark 23, GMBH[2][3]	Germany	Energy	—	100.00

Company	Location	Activity	Direct or indirect percentage ownership	
			09/30/07	09/30/06
Rastenberg, GMBH(2)(3)	Germany	Energy	—	100.00
Iberdrola Renewable Energies USA Limited subgroup, made up of 30 companies(2)	US	Energy	100.00	100.00
Electra Sierra de San Pedro, S.A.	Cáceres	Energy	80.00	80.00
Sistema Energéticos Los Campillos, S.A.U.(4)	Valladolid	Energy	—	100.00
Ousauhing Raisner, AS(2)	Estonia	Energy	80.00	80.00
Iberdrola Energía Marinas de Cantabria, S.A.	Cantabria	Energy	60.00	60.00
Energías Eólicas de Cuenca, S.A.	Cuenca	Energy	62.50	62.50
Energiaki Alogorachis, S.A.(2)	Greece	Energy	100.00	—
Iberdrola Regenerat Energien Verwaltungs, GMBH(2)(3)	Germany	Energy	—	100.00
Windpark Jülicher Land(2)	Germany	Energy	100.00	—
EC Energoconsult Mernökszolgalati, I.E.K.(2)	Hungary	Energy	90.00	100.00
Somozas Energías y Recursos Medioambientales, S.A.(2)	La Coruña	Energy	90.00	—
Iberdrola Energía Solar de Puertollano, S.A.	Ciudad Real	Energy	90.00	—
Magullan Investment Vagyonkezelo, KFT(2)	Hungary	Energy	100.00	—
Parques Eólicos Puerto de Málaga, S.L.(2)	Malaga	Energy	55.00	—
Kaptar Sxeleromu, KFT(2)	Hungary	Energy	100.00	—
Villardefrades Eólica, S.L.(2)	Valladolid	Energy	95.00	68.00
Parque Eólico Cruz del Carrutero, S.L.	Valladolid	Energy	76.00	—
Parque Eólico Fuente Salada, S.L.(6)	Valladolid	Energy	—	—
Parque Eólico Los Collados, S.L.(6)	Valladolid	Energy	—	—
Iberdrola Energ OT Vazobnoviaemi IZT(2)	Bulgaria	Energy	100.00	—
Iberdrola Energías Renovables de Canarias, S.A.	The Canary Islands	Energy	100.00	—
Energías Ecológicas de Canarias, S.A.	The Canary Islands	Energy	50.00	—
Energías Ecológicas de Fuerteventura, S.L.	Fuerteventura	Energy	50.00	—
Parques Ecológicos de México, S.A. de C.V.	Mexico	Energy	100.00	—
Energías Ecológicas de La Gomera, S.L.	La Gomera	Energy	50.00	—
Energías Ecológicas de La Palma, S.A.	La Palma	Energy	50.00	—
Energías Ecológicas de Lanzarote, S.L.	Lanzarote	Energy	50.00	—
Energías Ecológicas de Fuentecaliente, S.L.	Tenerife	Energy	50.00	—
Amithaba Vagyonkezelo, KFT(2)	Hungary	Energy	100.00	—

(1) Listed on the Greece stock exchange.

(2) Company related to the investment mentioned in Note 29.

(3) Merged with Iberdrola Regenerative Energien GMBH.

(4) Merged with Iberenova Promociones, S.A.U.

(5) Merged with Iberdrola Renewable Energies of UK Ltd.

(6) Company merged with Villardefrades Eólica, S.L. in 2007.

B. JOINTLY CONTROLLED ENTITIES CONSOLIDATED USING THE PROPORTIONATE CONSOLIDATION METHOD FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006 (*)

Company	Location	Activity	Direct or indirect percentage ownership 09/30/07	09/30/06
Iberdrola Energías Renovables de La Rioja, S.A.	La Rioja	Energy	63.55	63.55
Eólicas de Euskadi, S.A.	Vizcaya	Energy	50.00	50.00
Molinos del Cidacos, S.A.	La Rioja	Energy	31.78	31.78
Desarrollo de Energías Renovables de La Rioja, S.A.	La Rioja	Energy	40.51	40.51
Energías Renovables de la Región de Murcia, S.A.	Murcia	Energy	50.00	50.00
Molinos de La Rioja, S.A.	La Rioja	Energy	42.36	42.36
Eólicas de Campollano, S.A.	Madrid	Energy	25.00	25.00
Ecobarcial, S.A.	Zamora	Energy	43.78	39.02
Electra de Malvana, S.A.	Cáceres	Energy	48.00	48.00
Electra de Montachez, S.A.	Cáceres	Energy	40.00	40.00
Sistema Eléctrico de Conexión Huenéja, S.L.(2)	Granada	Energy	41.80	41.76
Saltos del Belmontejo, S.A.	Cuenca	Energy	24.84	24.84
Electra de Layna, S.A.	Valladolid	Energy	47.50	42.50
Eólicas de La Rioja, S.A.(3)	La Rioja	Energy	—	63.55
Aerocastilla, S.A.	Valladolid	Energy	57.00	51.00
Generación de Energía Eólica, S.A.	Valladolid	Energy	57.00	51.00
Vientos de Castilla y León, S.A.	Valladolid	Energy	57.00	51.00
Eólicas Fuente Isabel, S.A.	Valladolid	Energy	57.00	51.00
Productora de Energía Eólica, S.A.	Valladolid	Energy	56.91	51.00
Energías de Castilla y León, S.A.	Valladolid	Energy	85.50	76.50
Energía Global Castellana, S.A.(2)	Valladolid	Energy	95.00	51.00
Peache Energías Renovables, S.A.	Valladolid	Energy	57.00	51.00
Energías Eólicas de Sisante, S.A.(4)	Cuenca	Energy	—	50.00
Producción Energéticas de Castilla y León, S.A.	Valladolid	Energy	85.50	76.50
Bionor Eólico, S.A.(2)	Valladolid	Energy	57.00	—
Sierra de Baños, S.L.(2)	Navarre	Energy	30.00	—

(*) With regard to the key figures for these companies and given the lack of significant changes thereto, we refer the reader to the information detailed in Note 30 of the consolidated annual accounts for the year ended December 31, 2006.

(2) Company related to investment mentioned in Note 29.

(3) Merged with Iberdrola Energías Renovables de La Rioja, S.A. in 2007

(4) Dissolved in 2006

C. ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD IN THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

Company	Location	Activity	Direct or indirect percentage ownership 09/30/07	09/30/06
Sotavento Galicia, S.A.	La Coruña	Energy	8.00	8.00

AUDIT REPORT

* * * *

IBERDROLA ENERGÍAS RENOVABLES, S.A.U. AND SUBSIDIARIES

Consolidated Annual Accounts and Consolidated Management Report for the year ended December 31, 2006

(Translation of a report and consolidated annual accounts originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails)

AUDIT REPORT ON THE CONSOLIDATED ANNUAL ACCOUNTS

Translation of a report and consolidated annual accounts originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails.

To the Sole Shareholder of
Iberdrola Energías Renovables, S.A.U.

We have audited the consolidated annual accounts of Iberdrola Energías Renovables, S.A.U. and its subsidiaries (the Group), which comprise the consolidated balance sheet at December 31, 2006, the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated cash flow statement and the notes thereto for the year then ended, the preparation of which is the responsibility of the Parent Company's sole director. Our responsibility is to express an opinion on the aforementioned consolidated annual accounts taken as a whole, based upon work performed in accordance with auditing standards generally accepted in Spain, which require the examination, through the performance of selective tests, of the evidence supporting the annual accounts, and the evaluation of their presentation, of the accounting principles applied, and of the estimates made.

In accordance with mercantile law, for comparative purposes the Parent Company's sole director has included for each of the captions included in the consolidated balance sheet, the consolidated income statement, the consolidated statement of recognized income and expense, the consolidated cash flow statement and the notes thereto, in addition to the figures of 2006, those of 2005. Our opinion refers only to the consolidated annual accounts for 2006. On April 3, 2006 we issued our audit report on the 2005 consolidated annual accounts, in which we expressed an unqualified opinion.

In our opinion, the accompanying 2006 consolidated annual accounts give a true and fair view, in all material respects of the equity and financial position of Iberdrola Energías Renovables, S.A.U. and its subsidiaries at December 31, 2006 and the consolidated results of its operations, the changes in consolidated equity contained in the consolidated statement of recognized income and expense and the consolidated cash flow for the year then ended and contain the required information necessary for their adequate interpretation and comprehension, in conformity with the international financial reporting standards adopted by the European Union which are consistent with those applied to the figures and information corresponding to the 2005 consolidated financial statements.

The accompanying consolidated management report for the year ended December 31, 2006 contains such explanations as the Parent Company's sole director considers appropriate concerning the situation of Iberdrola Energías Renovables, S.A.U. and its subsidiaries, the evolution of their business and other matters, and is not an integral part of the consolidated annual accounts. We have checked that the accounting information included in the consolidated management report mentioned above agrees with the consolidated annual accounts for the year ended December 31, 2006. Our work as auditors is limited to verifying the consolidated management report in accordance with the scope mentioned in this paragraph, and does not include the review of information other than that obtained from the accounting records of the consolidated companies.

ERNST & YOUNG, S.L.
Signed on the original in Spanish

April 2, 2007

CONSOLIDATED ANNUAL ACCOUNTS AND MANAGEMENT REPORT
FOR THE YEAR ENDED DECEMBER 31, 2006

CONTENTS

IBERDROLA ENERGÍAS RENOVABLES, S.A.U. AND SUBSIDIARIES

Consolidated balance sheet

	Note	At December 31, 2006	2005
		Thousands of euros	
ASSETS			
NON-CURRENT ASSETS			
Intangible assets	8	**44,316**	**42,405**
Goodwill		30,963	30,850
Other intangible assets		13,353	11,555
Property, plant and equipment	9	**4,135,342**	**3,460,054**
Property, plant and equipment in use		3,574,582	3,139,575
Property, plant and equipment in progress		560,760	320,479
Financial assets	10	**71,001**	**30,319**
Investments accounted for using the equity method		143	143
Non-current equity investments		1,130	288
Other non-current financial investments		67,299	29,888
Derivative financial instruments		2,429	—
Non-current trade and other receivables	18	**—**	**10,727**
Deferred tax assets	17	**33,724**	**55,449**
		4,284,383	**3,598,954**
CURRENT ASSETS			
Current trade and other receivables	11	**144,977**	**293,184**
Current financial assets	10	**38,715**	**33,439**
Current equity investments		2,314	485
Other financial investments		35,083	32,954
Derivative financial instruments		1,318	—
Tax receivables	20	**145,012**	**101,399**
Cash and cash equivalents	12	**122,788**	**61,350**
		451,492	**489,372**
TOTAL ASSETS		**4,735,875**	**4,088,326**
EQUITY AND LIABILITIES			
Of shareholders of the parent	13		
Share capital		164,600	164,600
Share premium		101,979	101,979
Unrealized assets and liabilities revaluation reserve		770	(8,643)
Other reserves		261,769	153,402
Translation differences		85	2,159
Net profit for the year		189,688	144,325
Of minority interests		**75,766**	**66,539**
		794,657	**624,361**
NON-CURRENT LIABILITIES			
Deferred income	14	**117,506**	**90,928**
Provisions	15	**15,343**	**27,375**
Provisions for pensions and similar obligations		564	525
Other provisions		14,779	26,850
Bank borrowings and other financial liabilities		**484,598**	**365,985**
Bank borrowings-loans	16	482,194	293,125
Derivative financial instruments	17	2,404	72,860
Other non-current liabilities	18	**460,963**	**495,191**
Deferred tax liabilities	19	**26,738**	**25,404**
		1,105,148	**1,004,883**
CURRENT LIABILITIES			
Provisions		**2,330**	**8,791**
Other provisions		2,330	8,791
Bank borrowings and other financial liabilities		**109,020**	**79,078**
Bank borrowings loans	16	108,895	78,435
Derivative financial instruments	17	125	643
Trade and other payables		**2,724,720**	**2,371,213**
Trade payables		173,438	123,223
Current tax liabilities and other tax payables	20	64,006	76,907
Other current liabilities	33	2,487,276	2,171,083
		2,836,070	**2,459,082**
TOTAL EQUITY AND LIABILITIES		**4,735,875**	**4,088,326**

Notes 1 to 39 to the accompanying consolidated financial statements and the appendix are an integral part of the consolidated balance sheet.

IBERDROLA ENERGÍAS RENOVABLES, S.A.U. AND SUBSIDIARIES

Consolidated income statement for the year ended

	Note	At December 31, 2006	2005
		Thousands of euros	
Revenue	21	**695,635**	**557,256**
Staff costs	22	(38,186)	(21,651)
Capitalised staff costs	22	8,125	5,656
Outside services	23	(114,104)	(77,367)
Other operating income		14,063	8,044
		(130,102)	**(85,318)**
Taxes other than income tax		(8,848)	(14,302)
		556,685	**457,636**
Depreciation and amortization, charge and allowances	24	(182,435)	(149,889)
PROFIT FROM OPERATIONS		**374,250**	**307,747**
Result of companies accounted for using the equity method		—	36
Finance income	25	31,802	4,423
Finance costs	26	(100,374)	(68,780)
Gains on disposal of non-current assets		934	157
Losses on disposal of non-current assets		—	(219)
PROFIT BEFORE TAX		**306,612**	**243,364**
Income tax	19	(106,240)	(90,164)
NET PROFIT FOR THE YEAR		**200,372**	**153,200**
Minority interests	13	(10,684)	(8,875)
NET PROFIT FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		**189,688**	**144,325**
EARNINGS PER SHARE (EUROS)		**11.52**	**8.77**

Notes 1 to 39 to the accompanying consolidated financial statements and the appendix are an integral part of the consolidated income statement.

IBERDROLA ENERGÍAS RENOVABLES, S.A.U. AND SUBSIDIARIES

Consolidated statement of recognized income and expense

	For the years ended December 31, 2006 and 2005					
	Year ended December 31, 2006			Year ended December 31, 2005		
	Parent company	Minority interests	Total	Parent company	Minority interests	Total
	Thousands of euros					
Net income recognized directly in equity						
Other reserves						
Other	—	—	—	3,262	—	3,262
Tax effect	—	—	—	(1,142)	—	(1,142)
	—	—	—	**2,120**	—	**2,120**
Unrealized assets and liabilities revaluation reserves						
Change in the value of cash flow hedges	14,482	—	14,482	657	—	657
Tax effect	(5,069)	—	(5,069)	(230)	—	(230)
	9,413	—	**9,413**	**427**	—	**427**
Translation differences						
Change in translation differences	(2,756)	—	(2,756)	(72)	—	(72)
Tax effect	682	—	682	25	—	25
	(2,074)	—	**(2,074)**	**(47)**	—	**(47)**
Net Profit for the year	**189,688**	**10,684**	**200,372**	**144,325**	**8,875**	**153,200**
	197,027	**10,684**	**207,711**	**146,825**	**8,875**	**155,700**

Notes 1 to 39 to the accompanying consolidated financial statements and the appendix are an integral part of the consolidated statement of recognized income and expense.

IBERDROLA ENERGÍAS RENOVABLES, S.A.U. AND SUBSIDIARIES

Consolidated cash flow statements

	Note	For the years ended December 31, 2006 and 2005	
		2006	2005
		Thousands of euros	
Cash flows from operating activities (I)			
Profit for the year		**200,372**	**153,200**
Adjustments for:			
Depreciation and amortization expense and provisions	15 - 24	187,243	152,000
Net result of associates		—	(36)
Grants credited to income	14	(4,808)	(2,111)
Finance income and expense	25 - 26	68,572	64,357
Gains on disposal of non-current assets		(934)	62
Change in working capital			
Change in trade and other receivables		74,356	(44,994)
Change in trade and other payables		401,775	392,290
Effect in working capital of changes in the consolidation method and/or scope		(238,939)	37,478
Effect in non-current trade and other payables		3,839	2,411
Income tax paid		(13,764)	(5,407)
Interest received		25,750	2,500
		703,462	**751,750**
Cash flows from investing activities (II)			
Investment in intangible assets	8	(8,422)	(5,238)
Investment in property, plant and equipment	9	(644,140)	(617,290)
Investment in subsidiaries, net of cash and cash equivalents acquired	28	—	(97,870)
Purchase of other non-current financial assets		(38,253)	(13,320)
Change in working capital for current financial assets		(5,276)	(21,298)
Proceeds on disposal of non-financial assets		7,271	11,828
Proceeds on disposal of financial assets		—	3,034
		(688,820)	**(740,154)**
Cash flows from financing activities (III)			
Deferred income	14	32,293	30,846
Contributions to provisions	15	—	(61)
Change in working capital for current interest bearing loans and borrowings		29,942	54,742
Cash proceeds from borrowings		118,613	16,857
Interest paid or capitalised		(98,139)	(65,947)
Dividends paid		(35,913)	(14,280)
		46,796	**22,157**
Net increase in cash and cash equivalents (I+II+III)		**61,438**	**33,753**
Cash and cash equivalents at January 1		61,350	27,597
Cash and cash equivalents at December 31		**122,788**	**61,350**

Notes 1 to 39 to the accompanying consolidated financial statements and the appendix are an integral part of the consolidated cash flow statements.

Notes to the consolidated financial statements
December 31, 2006

1. GROUP ACTIVITY

Iberdrola Energías Renovables, S.A.U. (formerly Iberdrola Energías Renovables II, S.A.) was incorporated on July 9, 2001. It engages in all activities, projects and services related to:

- The production and marketing of electricity generated using a range of renewable energies, including but not restricted to, hydro-electric or mini-hydroelectric, wind, solar, photovoltaic, biomass and energy from waste, as well as the development, construction, operation and maintenance of these kinds of renewable energy plants.
- The start-up of all kinds of services related to the engineering of renewable energy power plants in general, and specifically research, engineering or energy consultancy studies, and environmental, technical and economic studies relating to such power plants. Also, the operation and maintenance of plants owned by third parties and participation in projects concerning such plants both as owner or as contractor for their operation, conservation and maintenance.

The Company's registered office is at calle Tomás Redondo, 1, Madrid.

The subsidiaries mainly engage in the generation of electricity from renewable energy sources, both in Spain and abroad. Details of these companies are presented in an appendix to the consolidated financial statements under "Information on subsidiaries, associates and investees of Iberdrola Energías Renovables, S.A.U."

2. BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a) Applicable policies applied

The Iberdrola Energía Renovables Group's 2006 consolidated financial statements were prepared by the Sole Director on March 30, 2007 in accordance with International Financial Reporting Standards (IFRSs), as adopted by the European Union, in conformity with Regulation (EC) 1606/2002 of the European Parliament and of the Council.

These consolidated financial statements were drawn up voluntarily, the Iberdrola Energías Renovables group being under no obligation to present accounts as its Parent Company, Iberdrola Energías Renovables, S.A.U., is a subsidiary of another parent, Iberdrola, S.A., which prepares and presents consolidated financial statements.

These consolidated financial statements have been prepared on a historical cost basis, except for equity investments and derivative financial instruments, which have been measured at fair value. The carrying amounts of assets and liabilities hedged by fair value hedges are restated to reflect variations in their fair value as a result of the risk hedged.

The standards issued by the corresponding bodies whose application is not mandatory in 2006 would not have a material impact on these consolidated annual accounts.

IFRS allow a number of alternative treatments in their regular application, including the following:

- IFRS allow an option whereby finance costs generated by external finance allocated to assets in progress can be recognized as an increase in the cost of acquisition of the assets. The Group has opted to capitalize these finance costs.
- Investments in joint ventures can be consolidated either using the proportionate consolidation method or using the equity method provided the same criteria are applied to all the stakes in joint ventures owned by the Group. The Group consolidates all companies in which it shares control with other partners using the proportionate consolidation method.
- "Intangible assets" and "Property, plant and equipment" can be measured either at fair value or at acquisition cost, adjusted for accumulated depreciation and amortization and any impairment. The Group has opted to recognize these assets at adjusted acquisition cost.

- IFRS allow two possible treatments of government grants: deduct from the carrying amount of the asset the grant received for its acquisition or present the grants as deferred income under liabilities in the balance sheet. The Group has opted for the latter option.

b) Consolidation principles

The Iberdrola Energías Renovables Group fully consolidates subsidiaries over which it exercises control, unless they are considered insignificant to the fair presentation of the Group.

The Iberdrola Energías Renovables Group considers that it has control over a company when it has the power to govern its financial and operating policies so as to obtain benefits from its activities.

Jointly controlled entities that Iberdrola Energías Renovables manages together with other companies were consolidated using proportionate consolidation.

The associates over which the Iberdrola Energías Renovables Group does not exercise control but does have a significant influence were accounted for in the consolidated balance sheet by the equity method. For the purposes of these Consolidated Annual Accounts, it is considered that a significant influence is exercised over companies in which the Group has an ownership of over 20%, except in specific cases in which, although the Group's ownership interest is lower, the existence of a significant influence can be clearly demonstrated.

The appendix to the consolidated financial statements lists all Iberdrola Energías Renovables, S.A.U.'s subsidiaries, jointly controlled entities and associates, together with the consolidation or measurement basis used in preparing the accompanying consolidated financial statements and other related disclosures.

The closing date used for the financial statements of subsidiaries, jointly controlled entities and associates is December 31. The accounting policies applied by these companies are the same or have been conformed to those used by the Iberdrola Energías Renovables Group to prepare these consolidated annual accounts.

The financial statements of each of the foreign companies have been prepared in their respective functional currencies, defined as the currency of the economy in which each company operates and in which it generates and uses cash.

The operations of Iberdrola Energías Renovables, S.A.U. and of its consolidated subsidiaries and jointly controlled entities are consolidated in accordance with the following basic principles:

- On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are recognized at fair value. Any excess of the cost of acquisition of the subsidiary over the company's interest in the fair value of the assets and liabilities is recognized as goodwill.

  If the company's interest in the net fair value fair value of the acquired assets and liabilities (negative goodwill) exceeds the cost of the business combination, that excess is recognized immediately in the consolidated income statement as a gain.

  Results of subsidiaries acquired or sold in the year are included in the consolidated income statement as from the effective date of acquisition or up to the effective date of sale.

- Goodwill acquired in business combinations ceases to be amortized after January 1, 2004, the IFRS transition date, but is tested for impairment.

- The result of measuring investments in associates using the equity method (after eliminating transactions between Group companies) is recognized under "Other reserves" and "Result of companies accounted for using the equity method" on the accompanying consolidated balance sheet and income statement, respectively.

- The interests of minority shareholders in the equity and results of the fully consolidated subsidiaries and proportionately consolidated joint ventures are presented under "Equity—Minority interests" on the liability side of the consolidated balance sheet and "Minority Interests" in the consolidated income statement, respectively.

- The financial statements of foreign companies have been translated into euros using the year-end exchange rate method. This method consists of translating all assets, rights and obligations into euros at the exchange rates prevailing at the date of the consolidated financial statements, translating consolidated income statement items at the average exchange rates for the year, and translating equity items at the exchange rates applying at their date of acquisition (or in the case of retained earnings at the average exchange rates for the year they were generated, provided there were no material transactions that would make this misleading).
- All accounts and transactions between fully and proportionately consolidated companies have been eliminated in consolidation.

3. REGULATIONS GOVERNING ELECTRICITY GENERATION UNDER THE SPECIAL REGIME IN SPAIN

Power generation under the special regime in Spain is regulated by the Spanish Electricity Industry Law 54/1997 of November 27 and subsequent implementing regulations.

On March 27, 2004, the government published Royal Decree 436/2004 setting out the method for updating, systematizing and restructuring the legal and economic framework for electricity generation under Spain's special regime. The Royal Decree allows renewables/CHP electricity generators to select one of two remuneration schemes. Under the first scheme, the generator sells electricity to the distributor at a fixed price which is defined in Article 2 of Royal Decree 1432/2002 as between 90% and 80% of the average electricity tariff over the full useful life of the plant in question. Under the second it sells electricity at the wholesale pool price plus an incentive bonus and a premium. The incentive bonus is set at 10% of the average tariff and the premium at 40%.

4. ACCOUNTING POLICIES

The principal accounting policies used in preparing the consolidated annual accounts were as follows:

a) Revenue recognition

Revenue from sales is measured at the fair value of the assets or rights received as consideration for the goods and services provided in the ordinary operating activities of the Group companies net of discounts and applicable taxes, and is recognized at the time that the goods and ownership have passed to the buyer.

Interest income is accrued on a time proportional basis, by reference to the principal outstanding and the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the asset to that asset's carrying amount.

Dividend income is recognized when the Iberdrola Energías Renovables Group companies' right to receive the payment is established.

b) Associates

Associates are companies over which the Group exercises significant influence but which are neither subsidiaries nor jointly controlled entities. Therefore, the Group has the power to participate in their financial and operating decisions, but not to fully or jointly control them.

In general, investments in associates are accounted for using the equity method of accounting. Under this method, investments are measured initially at acquisition cost, subsequently adjusted for changes to each company's equity, taking into consideration the percentage of ownership and any impairments.

Gains or losses on transactions with associates are eliminated in proportion to the Group's percentage ownership of the companies concerned.

c) Joint ventures

A joint venture is a company formed by several partners to carry out an activity under their joint control. Joint control means that the financial strategy and operating decisions of the company require the consent of the venturers.

Iberdrola Energías Renovables Group companies that directly undertake jointly controlled activities include in their financial statements the proportion of the assets and liabilities managed and their share of income and expenses, using proportionate consolidation.

Goodwill arising on the acquisition of interests in joint ventures is recognized in accordance with the Group's accounting policies described below.

d) Goodwill

Goodwill arising on Consolidation represents the difference between the price paid to acquire subsidiaries or jointly controlled entities (consolidated using either the full or the proportionate consolidation method) and the Group's percentage ownership of the fair value of the components making up the net assets of these companies at the time of acquisition. Goodwill arising from acquisitions of companies with a functional currency other than the euro is translated to euros at the exchange rates prevailing at the consolidated balance sheet date.

Goodwill acquired after January 1, 2004 is measured at acquisition cost. Goodwill acquired before this date is recognized at its net carrying amount at December 31, 2003, under Spanish GAAP and in accordance with IFRS 1: "First-time Adoption of International Financial Reporting Standards." In neither instance is goodwill amortized, although at the end of each reporting period goodwill is reviewed for impairment to its recoverable value and any impairment is written down (see Note 4.i).

e) Other intangible assets

Concessions, patents, licenses and similar basically comprises surface and transit rights on the Group's land holdings measured at acquisition cost. Concession periods are from 50 to 75 years, but the Group amortizes surface rights and easements on a straight-line basis in accordance with the life of the assets located on the concession, from the moment the wind farm concerned comes on stream.

Computer software includes acquisition and development costs for basic IT systems used in managing the Group.

Computer system maintenance costs are recorded with a charge to the consolidated income statement for the year in which they are incurred.

Computer software is amortized on a straight-line basis over a period of between three and five years from the time each application is put to use.

f) Property, plant and equipment

Property, plant and equipment is stated at cost, including, where appropriate, the following items:

- External finance costs accrued solely in the construction period.

  The Group determines the amount of capitalizable finance costs according to the following procedure:

  a) The interest on specific-purpose sources of financing used to build certain of the companies' assets is capitalized in full.

  b) Interest on general sources of finance, capitalized by applying the average effective interest rate to the average accumulated amount of capitalizable investment less investment financed with specific sources, provided this does not exceed the total finance costs accrued in the year.

The average capitalization rates used to determine the interest expense capitalized in 2006 and 2005 were 4.2% and 3.6%, respectively.

In 2006 and 2005, the Group used the process explained above to capitalize finance costs of 6,052 thousand euros and 1,937 thousand euros, respectively, under "Property, plant and equipment," recognized as "Finance income" on the accompanying consolidated income statements.

- Staff costs relating directly or indirectly to construction in progress.

  In 2006 and 2005, 8,125 thousand euros and 5,656 thousand euros, respectively, were capitalized for this concept.

- Under the specific legislation applying to subsidiaries in Greece, France and the US, the asset values include all futures costs for the dismantling of their production plants. The amount of these costs is recognized at fair value at the time the plants come on stream under "Provisions—Other provisions" in the accompanying consolidated balance sheet.

  These companies review the estimates of these future costs annually and increase or reduce the carrying amounts of the assets accordingly.

The Group transfers work in progress to property, plant and equipment in use once the plant start-up is authorized.

The costs of expansion of or improvements to property, plant and equipment leading to increased productivity or capacity or to a lengthening of the useful lives of the assets are capitalized.

When the Iberdrola Energías Renovables Group acquires a group of assets or of net assets that do not constitute a business, the cost is allocated across the asset group's individually identifiable assets and liabilities, using fair values at the acquisition date.

Replacement or renewal of complete units is recognized as an addition to property, plant and equipment, and the units replaced or renewed are derecognized.

Gains or losses on the disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset.

At December 31, 2006 and 2005, the Group has no asset classified as investment property.

g) Depreciation of property, plant and equipment in use

The cost of property, plant and equipment in use is depreciated on a straight-line basis at annual rates based on the following years of estimated useful life:

	Average years of estimated useful life
Buildings	50
Wind farms	15 – 20
Hydro-electric plants:	
—Civil engineering	35 – 70
—Electromechanical equipment	35
Distribution facilities	40
Meters and measuring devices	15 – 27
Dispatching centers and other facilities	4 – 12

h) Leases

The Group classifies as finance leases all arrangements under which the lessor transfers to the lessee substantially all the risks and rewards incidental to ownership of the asset. All other leases are classified as operating leases.

Assets acquired under finance leases are recognized as non-current assets in accordance with their nature and function. Each asset is depreciated over its useful life as the Group considers there to be no doubt that ownership of the assets will be transferred at the end of the lease term. Assets are measured at the lower of the fair value of the leased asset and the present value of the future lease payments.

At December 31, 2006 and 2005, the amounts of "Property, plant and equipment" in the consolidated balance sheet corresponding to assets under finance leases were 381 thousand euros and 292 thousand euros, respectively.

The expenses arising on operating leases are charged to the consolidated income statement over the term of the lease on an accrual basis.

i) Impairment of assets

The Group assesses at each balance sheet date whether there is an indication that a non-current asset may be impaired. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of any impairment loss. In the case of identifiable assets that do not themselves generate any independent cash flows, the Group estimates the recoverable value of the cash flow generating unit to which the asset belongs.

In the case of goodwill and other intangible assets with an indefinite useful life or which have not yet come into use, the Group systematically assesses their recoverable value at each balance sheet date.

The recoverable amount is the higher of the asset's fair value less costs to sell and its value in use, measured as the present value of its estimated future cash flows. In calculating value in use, the assumptions used in the estimate include discount rates, growth rates and expected changes in selling prices and direct costs. Pre-tax discount rates include the time value of money and the risks specific to the cash-generating unit. Growth rates and changes in prices and direct costs are based on sector estimates and the Group's experience and forecasts, respectively.

The Group uses discount rates ranging from 4.8% to 14.2% (2005: between 5.74% and 16%) in accordance with the risks specific to each unit.

If the recoverable amount of an asset is less than its carrying amount, an impairment loss is recognized for the difference with a charge to "Depreciation and amortization charge and allowances" in the consolidated income statement. Impairment losses recognized for an asset are with a credit to the aforementioned heading when there is a change in the estimates concerning the recoverable amount of the asset, increasing the carrying amount of the asset, but so the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized, except in the case of the impairment of goodwill, which is not reversible.

The consolidated income statements for 2006 and 2005 contained no amounts under this heading.

j) Financial instruments

Financial assets

The Group classifies all financial assets, current and non-current, as follows:

- Financial assets at fair value through profit or loss: assets that meet the following criteria:
    1. The asset has been classified as held-for-trading financial assets and the Group expects to derive profits from fluctuations in its price.
    2. The asset has been included in this classification upon initial recognition.

  Assets in this class are shown on the balance sheet at fair value, and changes in this fair value are recognized in "Finance costs" and "Finance income" on the income statement, as appropriate.

  The Group includes in this category derivative financial instruments that, while providing an effective hedge according to the risk management policies, do not meet the criteria for hedge accounting in IAS 39—Financial Instruments (see Note 17).

- Loans and receivables: these are initially recognized in the balance sheet at fair value and are subsequently measured at amortized cost using the effective interest rate method.

  The Group records the related provisions for the difference between the amount of the receivables considered recoverable and their carrying amount.

- Held-to-maturity investments: those that the Group has the intention and ability to hold to maturity, and which are carried at amortized cost. At the balance sheet date 2006 and 2005 the Group had classified no investments in this category.

- Available-for-sale financial assets: all assets that are not classified in any of the preceding categories.

The Group determines the most appropriate classification of its financial assets after acquisition and reevaluates this designation at each financial year end.

All regular way purchases and sales of financial assets are recognized on the trade date.

Cash and cash equivalents

This heading in the consolidated balance sheet includes cash, sight accounts and other highly liquid short-term investments that can be realized in cash quickly and are not subject to a risk of change in value.

Bank borrowings-loans and other financial liabilities

Loans and similar items are recorded initially at the amount received less transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest rate method, except for hedged transactions, which are measured using the method described in the paragraph on "Derivative financial instruments and hedges" below. Also, obligations under finance leases (see Note 4.h) are recognized at the present value of the lease payments under "Bank borrowings loans" in the consolidated balance sheet.

Trade and other payables

Trade payables are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest rate method.

Other non-current payables and other current liabilities

These headings in the consolidated balance sheet mainly reflect balances in favor of the sole shareholder, Iberdrola, S.A. and its subsidiaries and related parties.

Financial transactions carried out with these are recognized in the same way as interest bearing loans and borrowings and trade receivables and payables; i.e. initially at fair value and after initial recognition at amortized cost using the effective interest rate method.

Derivative financial instruments and hedges

Derivative financial instruments are initially recognized in the consolidated balance sheet at acquisition cost and subsequently remeasured at fair value as necessary. Any gains or losses arising from such changes in value are recognized in the income statement unless the derivative has been designated as a cash flow hedge.

For accounting purposes, hedges are classified as follows:

- Fair value hedges: where the risk hedge is a change in the fair value of an asset or liability recognised on the consolidated balance sheet or a firm commitment (with the exception of exchange rate hedges in the latter instance).

- Cash-flow hedges: when the risk hedged in the variation in cash flows attributable to a specific risk associated with a recorded asset or liability or a forecast transaction, or to exchange rate risk in a firm commitment.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to the Group wishes to apply hedge accounting. This documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness. In addition, hedges are reviewed periodically to ensure they are highly effective (between 80% and 125%).

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

- In the case of fair value hedges, both changes in the fair value of financial derivatives classified as hedges and changes in the fair value of the hedged item attributable to the risk hedged are recognized as a charge or credit in the consolidated income statement, as appropriate. The net amount of gains or losses accrued by the hedged item and hedging instrument taken together are recognized under "Finance income" and "Finance costs."
- In cash flow hedges and hedges of a net investment in a foreign operation, changes in the fair value of the hedging derivative are recognized, in respect of the ineffective portion of the hedges, in the consolidated income statement, while the effective portion is recognized under "Unrealized assets and liability revaluation reserve" and "Translation differences", respectively, in the accompanying consolidated balance sheet. The cumulative gain or loss recognized in these headings is transferred to the relevant heading of the consolidated income statement as the hedged item affects net profit of loss or in the year in which the item is disposed of.
- If a hedge of a forecasted transaction results in the recognition of a non-financial asset or liability, this balance is used to determine the initial carrying amount of the asset or liability. If the hedged transaction did not give rise to an asset or liability, the amounts debited or credited to "Unrealized assets and liability revaluation reserve" in the consolidated balance sheet are recognized in the income statement in the same year as the hedged item.
- If a hedge of a forecasted transaction results in the recognition of a financial asset or liability, this balance is recognized in "Unrealized assets and liability revaluation reserve" until the hedged item affects net profit or loss.
- Upon derecognition of the hedge, the cumulative gain or loss recognized in "Unrealized assets and liability revaluation reserve" remains under this heading until the hedge is carried out, at which time the gain or loss is adjusted. If the forecast transaction is no longer expected to occur, the amounts previously recognized in this heading are transferred to the income statement.

The embedded derivatives are separated from the host contract when the characteristics and risks are not closely related to those of the host contract, provided the entire instrument is not measured at fair value with changes in fair value recognized in the income statement.

Fair value of the various financial instruments is calculated as follows:

- For derivatives traded in organized financial markets, the price at the close of business on the balance sheet date.
- For derivatives not traded in organized financial markets, the Group uses assumptions based on market conditions at the balance sheet date. Specifically, the fair value of interest rate swaps is measured as the value of rate swap spreads discounted to present value at the market interest rate. Exchange rate futures contracts are measured by discounting to present value future cash flows from the contracts based on forward exchange rates at year-end.

Derecognition of financial assets and liabilities

A financial asset is derecognized when:

- the rights to receive cash flows from the asset have expired.
- the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full to a third party, or has transferred substantially all the risks and rewards of the asset or has not retained them substantially.

- The Group has transferred its rights to receive cash flows from the asset and either a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all risks and rewards of the asset, but has transferred control of the asset.

Financial liabilities are derecognized when the obligation under the liability is discharged or cancelled, or expires.

k) Deferred income

"Deferred income" basically comprises any non-repayable grant to finance property, plant and equipment. The grant is taken to the Consolidated Income Statement as the assets financed with the grant are depreciated.

"Other deferred income" includes amounts received from third-parties but not attributed to profit at the balance sheet date, for rights to use connection facilities to the electricity grid and other assets owned by the Group for a fixed period. These amounts are recognized on a straight-line basis under "Other operating income" in the accompanying consolidated income statement over the period for which the rights are granted.

l) Provisions for pensions and other provisions

The Group does not operate pension plans for its employees. These commitments are covered in the case of Spanish-based companies by the state Social Security System, expect for certain employees of Iberdrola, S.A. entitled to pensions. The cost of these is passed on from Iberdrola, S.A. to Iberdrola Energías Renovables, S.A.U. In 2006 and 2005, this cost amounted to 563 and 372 thousand euros, respectively, recognized under "Staff costs" in the consolidated income statement. The Iberdrola Energías Renovables Group does not assume any risk for this commitment.

In addition, subsidiary C. Rokas, S.A. has a commitment pursuant to Greek legislation to pay a bonus to employees upon retirement. This bonus varies in accordance with the employee's professional category and term of service. Its externalization is not mandatory. The estimate is made each year based on an actuarial calculation.

The Group also recognizes provisions to cover present obligations (legal or constructive) as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. A provision is recognized when the liability or obligation arises, with a charge to the relevant heading in the consolidated income statement depending upon the nature of the obligation, for the present value of the provision when the effect of discounting the value of the obligation to present value is material. The change in the provision due to its discounting each year is recognized under "Finance costs" in the consolidated income statement.

m) Transactions in currencies other than the euro

Transactions in currencies other than the functional currencies of Group companies are recognized in the corresponding functional currency at the exchange rate prevailing at the time of the transaction. During the year, the differences arising between the exchange rates at which the transactions were recorded and those in force at the date on which the related collections or payments are made are debited or credited, as appropriate, to profit or loss.

Also, fixed-income securities and receivables and payables outstanding at December 31 denominated in currencies other than the functional currencies of Group companies are translated at the year-end exchange rate each year. The resulting differences are charged to "Finance costs" or credited to "Finance income" in the consolidated income statement, as appropriate.

Transactions carried out in foreign currencies where the Group has opted to use financial derivatives or other hedging instruments to mitigate the exchange risk are described in Note 4.j.

n) Current/non-current classification

Payables are classified according to the outstanding time to maturity at the balance sheet date. Debts falling due in less than twelve months are classified as current and those with longer maturities as non-current.

o) Income tax

Most of the companies in Iberdrola Energías Renovables Group file tax returns as part of the consolidated tax group headed by the sole shareholder Iberdrola, S.A. In consequence, taxable income, and tax relief and credits are calculated jointly.

Income tax expense is accounted for using the liability method based on the general balance. This determines deferred tax assets and liabilities on the basis of the carrying amounts of assets and liabilities and their tax base, using the tax rates that can objectively be expected to be in force when the assets or liabilities are realized or settled. Deferred tax assets and liabilities arising from a charge or credit directly to equity are also recognized through a charge or credit to equity.

The Group recognizes deferred tax assets whenever future taxable profits are expected against which these assets can be recovered.

Tax relief for double taxation and other reasons as well as tax credits earned as a result of financial events in the year are deducted from accrued income tax expense, unless there are doubts as to whether they can be claimed.

p) Service concession arrangements for hydro-electric power plants

In accordance with Law 29/1985, of August 2, partially amended by Law 46/1999, of December 13, all Spanish hydro-electric power plants are subject to temporary service concession arrangements. According to the terms of these arrangements, upon expiration of the arrangement ownership of the plants, in full working condition, is transferred back to the government. The Group's service concession arrangements expire between 2000 and 2067. Those plants whose arrangement has expired as of December 31, 2006, account for a negligible amount of installed capacity. As a result, they have been fully depreciated at December 31, 2006, but are still operated by the Group.

The Group considers that there is no need to set up a reversion fund as the plants' maintenance programs ensure that they will continue to operate correctly.

q) Discontinued operations

A discontinued operation is a line of business that it has been decided to abandon and/or sell whose assets, liabilities and net profit or loss can be distinguished physically, operationally and for financial reporting purposes.

Income and expenses of discontinued operations are presented separately in the income statement.

No business or segment was discontinued in either 2006 or 2005.

r) Environmental issues

Costs arising from corporate activities aimed at protecting and improving the environment are recognized in the year incurred.

Expenses incurred on elements of property, plant and equipment aimed at minimizing the environmental impact, protecting or improving the environment are recorded as an increase in the value of the assets.

s) Consolidated Cash Flow Statements

The following terms are used in the consolidated cash flow statements, which were prepared using the indirect method, with the meanings indicated below:

- Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

- Operating activities: the principal revenue-producing activities of Group companies and other activities that are neither investing nor financing activities.
- Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.
- Financing activities: activities that result in changes in the size and composition of the equity and borrowings of the Company that are not operating activities.

5. FINANCIAL RISK MANAGEMENT POLICY

Iberdrola Energías Renovables Group applies the General Risk Policy, which was approved in November 2004 by the Board of Directors of the sole shareholder Iberdrola S.A. Under this policy the Group undertakes to use its capabilities to the full in order to ensure that all the significant risks of all kinds are adequately identified, measured, managed and controlled, applying the following "basic action guidelines":

- Incorporation of the risk-opportunity approach into the Group's management.
- Separation, at operating level, of functions between the risk-taking areas and the areas responsible for analyzing, controlling and supervising the risks.
- Assurance of short and long-term business and financial stability, maintaining an appropriate balance between risk, value and benefit.
- Correct use of financial risk hedging instruments and their recognition in accordance with the applicable accounting and financial standards.
- Transparency in reporting on the Group's risks and the functioning of the systems developed to control them.
- Development of a risk-opportunity control and management culture within the Group.
- Coordination with general policy of all the specific risk-related policies that have to be implemented.
- Compliance with current regulations and legislation in relation to risk control, management and oversight.
- Continuous improvement on the basis of international best practices in Transparency and Good Corporate Governance in relation to risk control, management and supervision.

In order to implement this policy and respect these principles, the sole shareholder Iberdrola, S.A. has developed an Integral Risk Control and Management System based on a suitable definition, separation and assignment of functions and responsibilities, and of the required procedures, methodologies and support tools.

The system, which in November 2005 received quality certification from AENOR under the ISO 9001:2000 standard, is based on three fundamental cornerstones:

- A risk policy and limit structure, developed in 2005, that guarantees controlled management of the risks by the businesses.
- Monitoring and control of the risks in the income statement.
- Analysis and control of risks related to new investments.

Certain of Iberdrola, S.A.'s risk policies and limits on interest rates, exchange rates, liquidity and credit, which have been approved by the Operating Committee, apply to the Iberdrola Energías Renovables Group, mainly as regards interest rate risk. Several items in the Group's balance sheet and the associated financial derivatives bear interest at fixed rates and are therefore exposed to the risk of fluctuations in fair value as a result of changes in market interest rates. Also, the Group is exposed to fluctuation in interest rates affecting cash flows in respect of items in the balance sheet and derivatives that bear interest at floating rates.

The Group mitigates this risk by managing the ratio of fixed to floating rate debt in the light of market circumstances, by refinancing and making use of interest rate derivatives, while remaining within its approved risk limits.

The debt structure at December 31, 2006 and 2005, after taking into account hedges via derivatives, was the following:

	Balance at 12/31/06	Balance at 12/31/05
	Thousands of euros	
Floating rate	234,882	69,616
Fixed rate	307,119	285,830
Capped rate	48,470	29,127
	590,471	**384,573**

For further information on the Group's borrowings see Notes 16 and 17.

Floating rate debt is chiefly benchmarked to the Euribor.

With respect to foreign currency risk, fluctuations in the value of the currencies in which borrowings are instrumented and purchases and sales are made with respect to the presentation currency may have an adverse effect on the finance costs and profit for the year.

The following items could be affected by foreign currency risk:

- Debt denominated in currencies other than the local or functional currency of the Group companies.
- Collections and payments for supplies, services or investments in currencies other than the functional currency.
- Income and expenses of certain foreign subsidiaries indexed to currencies other than the functional currency.
- Taxes derived from the accounting for tax purposes in local currencies other than the functional currency.
- Profit or loss on consolidation of the foreign subsidiaries.
- Consolidated carrying amount of investments in foreign subsidiaries.

The Group reduces this risk by ensuring that all its economic flows are denominated in the presentation currency of each Group company, provided that this is possible and economically practicable. The resulting open positions are integrated and managed through the use of derivatives, within the approved limits.

6. USE OF ESTIMATES AND SOURCES OF UNCERTAINTY

a) Accounting estimates

Certain assumptions and estimates were made by the Group in the preparation of these consolidated financial statements. The estimate with the most significant impact on the accompanying consolidated financial statements relates to the costs of closure and dismantling of electricity generation and distribution facilities.

Accordingly, each year the Group revises its estimates of any costs that it may incur for the dismantling and final closure of its power plants. As a result, at December 31, 2006, the Group companies in Greece, France and the US had made a provision for such costs (see Note 15), as under local legislation in these countries, the operation concessions have a limited term.

Although this estimate is based on the best information available at the balance sheet date, events may occur in the future that require adjustments (upwards or downwards) to be made prospectively in subsequent years. The effects of changes in estimates are recognized in the financial statements of the years in which they are made.

b) Sources of uncertainty

The main source of uncertainty relates to the revision of Spain's regulatory regime for renewable energy, as set out in Royal Decree 436/2004, of March 12, scheduled for 2006. At the balance sheet date, this revision had yet to be approved. Until the amendments are passed, two factors tend to mitigate this uncertainty:

- The Royal Decree in question says in its statement of intent that it guarantees the owners of renewable plants reasonable returns on their investments.
- The current renewable energy plan raised Spain's target for renewable energy from 13,000 MW to 20,000 MW by 2010.

7. INFORMATION BY GEOGRAPHICAL AND BUSINESS SEGMENTS

IAS 14 requires companies whose equity or debt securities are publicly traded to provide information by segment. This obligation therefore applies only to the Iberdrola Energías Renovables Group's parent company, IBERDROLA, S.A. For this reason the Iberdrola Energías Renovables Group has decided not to voluntarily report financial information by segment.

8. INTANGIBLE ASSETS

The detail of the movement in the cost and accumulated amortization in 2006 and 2005 in the various items under this heading is as follows:

	Goodwill	Concessions, patents, licenses, trademark and other	Computer software	Total
		Thousands of euros		
Cost at January 1, 2006	30,850	9,971	4,377	45,198
Changes in the consolidation method and/or scope	—	826	—	826
Increases	2,171	2,285	3,966	8,422
Decreases	(2,058)	(1,410)	(9)	(3,477)
At December 31, 2006	30,963	11,672	8,334	50,969
Accumulated amortization at January 1, 2006	—	(1,708)	(1,085)	(2,793)
Changes in the consolidation method and/or scope	—	(297)	—	(297)
Amortization charge for the year	—	(2,288)	(1,279)	(3,567)
Decreases	—	—	4	4
At December 31, 2006	—	(4,293)	(2,360)	(6,653)
Net carrying amount	30,963	7,379	5,974	44,316

	Goodwill	Concessions, patents, licenses, trademarks and other	Computer software	Total
		Thousands of euros		
Cost at January 1, 2005	2,877	10,117	2,563	15,557
Changes in the consolidation method and/or scope	27,786	—	—	27,786
Increases	187	3,237	1,814	5,238
Decreases	—	(3,383)	—	(3,383)
At December 31, 2005	30,850	9,971	4,377	45,198
Accumulated amortization at January 1, 2005	—	(1,716)	(373)	(2,089)
Amortization charge for the year	—	(2,531)	(699)	(3,230)
Decreases	—	2,526	—	2,526
Transfers	—	13	(13)	—
At December 31, 2005	—	(1,708)	(1,085)	(2,793)
Net carrying amount	30,850	8,263	3,292	42,405

The detail of goodwill by company is as follows:

	2006	2005
	Thousands of euros	
C. Rokas, S.A.	25,468	27,786
Other	5,495	3,064
	30,963	30,850

At December 31, 2006 and 2005, there were no significant restrictions on the ownership of intangible assets.

Research and development costs recognized with a charge to the consolidated income statement by the Group in 2006 and 2005 were not material.

Apart from goodwill, the Group does not own any intangible assets with indefinite useful lives.

9. PROPERTY, PLANT AND EQUIPMENT

The detail of movements in 2006 and 2005 in the various items under this heading, both in terms of costs and accumulated depreciation and provisions, is as follows:

	December 31, 2006					
	Balance at 01/01/06	Changes in the consolidation method and/or scope	Additions and charges to provisions	Disposals, write-offs and write-downs	Transfers	Balance at 12/31/06
	Thousands of euros					
Property, plant and equipment in use						
Cost						
Land and buildings	**33,231**	**3,102**	**2,583**	**(80)**	**38,006**	**76,842**
Electricity technical plant in use	**3,723,412**	**144,530**	**15,459**	**(19,506)**	**431,441**	**4,295,336**
Hydro-electric plants	300,402	—	—	—	10,946	311,348
Other alternative plants	498	—	—	(6)	—	492
Wind farms	3,053,710	149,208	15,312	(19,328)	331,434	3,530,336
Distribution facilities	358,824	(4,924)	—	(171)	—	353,729
Meters and measuring devices	1,624	—	147	—	93,578	95,349
Dispatching centers and other facilities	8,354	246	—	(1)	(4,517)	4,082
Other items of property, plant and equipment in use	**18,079**	—	—	**(769)**	**236**	**17,546**
	3,774,722	**147,632**	**18,042**	**(20,355)**	**469,683**	**4,389,724**
Accumulated depreciation						
Buildings	**(3,179)**	—	**(3,598)**	—	**(8,181)**	**(14,958)**
Electricity technical plant in use	**(622,043)**	**2,559**	**(177,279)**		**6,673**	**(790,090)**
Hydro-electric plants	(121,731)	—	(5,267)	—	917	(126,081)
Other alternative plants	(15)	—	(20)	—	—	(35)
Wind farms	(470,676)	2,158	(160,714)	—	9,803	(619,429)
Distribution facilities	(29,042)	457	(10,602)	—	(3,450)	(42,637)
Meters and measuring devices	(14)	11	—	—	(133)	(136)
Dispatching centers and other facilities	(565)	(67)	(676)	—	(464)	(1,772)
Other items of property, plant and equipment in use	**(9,925)**	**1,122**	**(2,799)**	—	**1,508**	**(10,094)**
	(635,147)	**3,681**	**(183,676)**	—	—	**(815,142)**
Net carrying amount	**3,139,575**					**3,574,582**
Property, plant and equipment in progress						
Cost						
Electricity technical plant in progress	**320,479**	**85,940**	**556,649**	**(2,074)**	**(479,809)**	**481,185**
Prepayments and other property, plant and equipment in progress	—	—	**69,449**	—	**10,126**	**79,575**
	320,479	**85,940**	**626,098**	**(2,074)**	**(469,683)**	**560,760**
	3,460,054	**237,253**	**460,464**	**(22,429)**	—	**4,135,342**

	December 31, 2005						
	Balance at 01/01/05	Changes in the consolidation method and/or scope	Translation differences	Additions and charges to provisions	Disposals, write-offs and write-downs	Transfers	Balance at 12/31/05
	Thousands of euros						
Property, plant and equipment in use							
Cost							
Land and buildings	**21,176**	**10,980**	**—**	**1,185**	**(110)**	**—**	**33,231**
Electricity technical plant in use	**2,814,090**	**198,704**	**—**	**10,463**	**(6,983)**	**707,138**	**3,723,412**
Hydro-electric plants	238,853	—	—	—	—	61,549	300,402
Other alternative plants	—	—	—	498	—	—	498
Wind farms	2,403,132	198,704	—	1,878	—	449,996	3,053,710
Distribution facilities	172,090	—	—	6,272	(6,983)	187,445	358,824
Meters and measuring devices	15	—	—	1,626	—	(17)	1,624
Dispatching centers and other facilities	—	—	—	189	—	8,165	8,354
Other items of property, plant and equipment in use	**4,880**	**10,804**	**—**	**2,395**	**—**	**—**	**18,079**
	2,840,146	**220,488**	**—**	**14,043**	**(7,093)**	**707,138**	**3,774,722**
Accumulated depreciation							
Buildings	**(128)**	**(2,388)**	**—**	**(663)**	**—**	**—**	**(3,179)**
Electricity technical plant in use	**(437,678)**	**(38,016)**	**—**	**(147,517)**	**1,168**	**—**	**(622,043)**
Hydro-electric plants	(116,698)	—	—	(5,934)	901	—	(121,731)
Other alternative plants	—	—	—	(15)	—	—	(15)
Wind farms	(311,321)	(38,016)	—	(121,339)	—	—	(470,676)
Distribution facilities	(9,656)	—	—	(19,653)	267	—	(29,042)
Meters and measuring devices	(3)	—	—	(11)	—	—	(14)
Dispatching centers and other facilities	—	—	—	(565)	—	—	(565)
Other items of property, plant and equipment in use	**(893)**	**(8,442)**	**—**	**(590)**	**—**	**—**	**(9,925)**
	(438,699)	**(48,846)**	**—**	**(148,770)**	**1,168**	**—**	**(635,147)**
Net carrying amount	**2,401,447**						**3,139,575**
Property, plant and equipment in progress							
Cost							
Electricity technical plant in progress	**414,540**	**12,427**	**128**	**603,147**	**(2,625)**	**(707,138)**	**320,479**
Prepayments and other property, plant and equipment in progress	**—**	**198**	**3**	**100**	**(301)**	**—**	**—**
	414,540	**12,625**	**131**	**603,247**	**(2,926)**	**(707,138)**	**320,479**
	2,815,987	**184,267**	**131**	**468,520**	**(8,851)**	**—**	**3,460,054**

The value of fully depreciated property, plant and equipment in use at December 31, 2006 and 2005 was 47,691 thousand euros and 43,508 thousand euros, respectively. The detail is as follows:

	2006	2005
	Thousands of euros	
Property, plant and equipment in use		
Electricity technical plant in use	**45,494**	**43,227**
Hydro-electric plants	45,494	43,227
Other items of property, plant and equipment in use	**2,197**	**281**
	47,691	**43,508**

Investment commitments at December 31, 2006 amount to 107,649 thousand euros.

At December 31, 2006 and 2005, the amount of property, plant and equipment securing certain bank loans was not material.

10. FINANCIAL ASSETS

a) Investments accounted for using the equity method

The changes in 2006 and 2005 in the carrying amounts of investments of the Group companies accounted for using the equity method (see appendix) were as follows:

	Balance at 01/01/05	Changes in the consolidation method and/or scope	Profit for the year	Balance at 12/31/05	Changes in the consolidation method and/or scope	Profit for the year	Balance at 12/31/06
	Thousands of euros						
Sotavento Galicia, S.A.	107	—	36	143	—	—	143
Energías Renováveis do Brasil, Ltda.	1,414	(1,414)	—	—	—	—	—
C. Rokas, S.A.(Note 28)	32,469	(32,469)	—	—	—	—	—
	33,990	**(33,883)**	**36**	**143**	—	—	**143**

b) Other financial investments

b-1) Other non-current financial investments

The detail of this heading in the accompanying consolidated balance sheet at December 31, 2006 and 2005 is as follows:

	Balance at 12/31/06	Balance at 12/31/05
	Thousands of euros	
Prepayments	28,191	27,073
Term deposits	26,844	—
Other loans	9,213	2,496
Other	3,051	319
	67,299	**29,888**

b-2) Other current financial investments.

This heading mainly relates to prepayments and loans to related and third parties.

11. CURRENT TRADE AND OTHER RECEIVABLES

The detail of this heading in the accompanying consolidated balance sheet at 31 December 2006 and 2005 is as follows:

	2006	2005
	Thousands of euros	
Trade receivables	73,132	53,114
Other receivables	35,122	19,411
Related parties (Note 33)	36,723	220,659
	144,977	293,184

These receivables do not generally carry interest. They fall due in a period of up to 30 days. Restrictions, if any, on monetizing these receivables, are not material.

12. CASH AND CASH EQUIVALENTS

The detail of this heading in the accompanying consolidated balance sheet at 31 December 2006 and 2005 is as follows:

	2006	2005
	Thousands of euros	
Cash	68,460	61,350
Short-term deposits	54,328	—
	122,788	61,350

As a general rule, cash deposited with banks earns interest at rates similar to market rates on daily deposits. Short-term deposits mature within a period of less than three months and earn market rates. There are no restrictions on cash withdrawals for significant amounts.

13. EQUITY

The detail of "Equity" at December 31, 2006 and 2005 is as follows:

				Other reserves							
	Share Capital	Share premium	Unrealized assets and liabilities revaluation reserve	Reserves in companies consolidated using the full or proportionate consolidation methods	Reserves in companies accounted for using the equity method	Legal reserve	Voluntary reserves	Translation differences	Net Profit for the year	Minority interests	Total
					Thousands of euros						
Balance at January 1, 2005	**164,600**	**60,342**	**(9,070)**	**85,782**	**73**	**8,406**	**78,475**	**2,206**	**34,463**	**15,871**	**441,148**
Appropriation of 2004 profit—Dividends	—	—	—	18,614	(18)	1,587	—	—	(34,463)	—	(14,280)
Income and expense recognized directly in reserves net of tax	—	—	427	2,120	—	—	—	—	—	—	2,547
Transfers on merger	—	41,637	—	(41,637)	—	—	—	—	—	—	—
Translation differences	—	—	—	—	—	—	—	(47)	—	—	(47)
Profit for the year attributable to equity holders of the parent	—	—	—	—	—	—	—	—	144,325	—	144,325
Profit for the year attributable to minority interests	—	—	—	—	—	—	—	—	—	8,875	8,875
Changes in consolidation method and other	—	—	—	—	—	—	—	—	—	41,793	41,793
Balance at December 31, 2005	**164,600**	**101,979**	**(8,643)**	**64,879**	**55**	**9,993**	**78,475**	**2,159**	**144,325**	**66,539**	**624,361**
Appropriation of 2005 profit—Dividends	—	—	—	34,773	36	4,046	69,557	—	(144,325)	—	(35,913)
Income and expense recognized directly in reserves net of tax	—	—	9,413	—	—	—	—	—	—	—	9,413
Transfers	—	—	—	(37,928)	—	—	37,928	—	—	—	—
Translation differences	—	—	—	—	—	—	—	(2,074)	—	—	(2,074)
Profit for the year attributable to equity holders of the parent	—	—	—	—	—	—	—	—	189,688	—	189,688
Profit for the year attributable to minority interests	—	—	—	—	—	—	—	—	—	10,684	10,684
Changes in consolidation method and other	—	—	—	—	—	—	(45)	—	—	(1,457)	(1,502)
Balance at December 31, 2006	**164,600**	**101,979**	**770**	**61,724**	**91**	**14,039**	**185,915**	**85**	**189,688**	**75,766**	**794,657**

Share capital

The share capital of the parent company Iberdrola Energías Renovables, S.A.U. consists of 16,460,044 shares with a nominal value of 10 euros each, fully subscribed and paid with identical rights and held by Iberdrola, S.A. as Sole Shareholder at December 31, 2006.

Legal reserve

According to the revised text of the Spanish Corporation Law, companies must transfer 10% of profits for the year to a legal reserve until this reserve reaches the equivalent of at least 20% of share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount. Otherwise, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses, and only on condition that sufficient other reserves are not available for this purpose.

Share premium

The revised text of the Spanish Corporations Law expressly permits the use of the share premium account balance to increase capital and does not establish any restrictions as to its use.

The increase in this heading in 2005 reflects the merger with Energéticos de Navarra, S.A.U. and the corresponding transfer of reserves on consolidation.

Unrealized assets and liabilities revaluation reserve

Movements in this reserve due to changes in the value of derivatives classified as cash-flow hedges were as follows:

	Balance at 01/01/2005	Change in fair value	Balance at 12/31/2005	Change in fair value	Balance at 12/31/2006
		Thousands of euros			
Cash flow hedges					
Interest rate collars and swaps	(13,954)	657	(13,297)	13,220	(77)
Exchange rate swaps	—	—	—	1,262	1,262
Deferred tax on unrealized assets and liabilities revaluation	4,884	(230)	4,654	(5,069)	(415)
	(9,070)	427	(8,643)	9,413	770

14. DEFERRED INCOME

The movement in this heading in 2006 and 2005 was as follows:

	Thousands of euros		
	Capital grants	Other deferred income	Total
Balance at January 1. 2005	**658**	**14,070**	**14,728**
Changes in the consolidation method and/or scope	47,567	—	47,567
Translation differences	—	1	1
Increases	9	31,066	31,075
Decreases	—	(229)	(229)
Transfers to profit and loss	(2,111)	(103)	(2,214)
Balance at December 31, 2005	**46,123**	**44,805**	**90,928**
Increases	4,884	27,543	32,427
Decreases	(134)	—	(134)
Transfers to profit and loss	(4,808)	(907)	(5,715)
Balance at December 31, 2006	**46,065**	**71,441**	**117,506**

Increases to "Other deferred income" in 2006 relate to the agreement between subsidiary Iberdrola Energías Renovables de Castilla La Mancha, S.A.U. and various wind farm developers regarding the licensing of certain facilities for connection to the grid allowing for joint dispatch of the power generated.

15. PROVISIONS

The detail of movements in this heading in 2006 and 2005 are as follows:

	Provisions for pensions and similar obligations		Other provisions		
	Provision for pension commitments (Note 4.l)	Provision for employee electricity discounts	Provision for plant closure	Other provisions for contingencies and expenses	Total
	Thousands of euros				
Balance at January 1, 2005	—	**(18)**	—	**1,649**	**1,631**
Changes in the consolidation method and/or scope	433	—	21,864	2,142	24,439
Increases	—	171	36	1,201	1,408
Decreases	—	—	—	(42)	(42)
Payments made	(61)	—	—	—	(61)
Balance at December 31, 2005	**372**	**153**	**21,900**	**4,950**	**27,375**
Changes in the consolidation method and/or scope	—	—	277	68	345
Increases	128	—	—	8,646	8,774
Decreases	—	(89)	(19,362)	(1,700)	(21,151)
Balance at December 31, 2006	**500**	**64**	**2,815**	**11,964**	**15,343**

As a result of changes to the method used to consolidate C. Rokas, S.A., the following provisions were recognized in the consolidated balance sheet at December 31, 2006:

- C. Rokas, S.A. has a commitment to pay employees a bonus upon retirement, the amount of which at December 31, 2006 and 2005 was 372 and 500 thousand euros, respectively.
- In addition, the company recorded a 21,900 thousand euro provision for the dismantling of electricity generation and distribution plants in accordance with Greek regulations. In 2006, the company re-evaluated this position, taking a 19,362 thousand euro write-down recognized under "Property, plant and equipment" in the consolidated balance sheet at December 31, 2006.

The Group records provisions for liabilities arising from ongoing litigation and from indemnity payments, as well as obligations, collateral and other similar guarantees.

The Group estimates that these obligations will fall due as follows:

	Thousands of euros
2008	3,390
2009 and beyond	11,953
	15,343

16. BANK BORROWINGS-LOANS

The detail of outstanding loans is as follow:

	Balance at 12/31/05	Balance at 12/31/06	Current	Non-current
		Thousands of euros		
Bank borrowings loans				
Loans and similar	356,256	578,819	102,508	476,311
Finance leases	13,071	10,035	4,152	5,883
Interest payable	2,233	2,235	2,235	—
	371,560	**591,089**	**108,895**	**482,194**

Loans and similar liabilities are shown at the nominal amount of the debt less arrangement costs.

At December 31, 2006 and 2005, the Group was fully up to date on all its outstanding financial debt obligations. None of the amounts in the table above matured prior to 31 December 2006.

Most of the debt contracted with third parties includes covenants with respect to key financial ratios and the obligation to pledge all the shares of the projects to creditors. Outstanding third-party debt containing these kinds of covenants amounted to approximately 480 thousand euros at December 31, 2006.

At the date of preparation of these consolidated annual accounts, neither Iberdrola Energías Renovables, S.A. nor any of its material subsidiaries were in breach of their financial commitments or any kinds of obligation that could trigger their early redemption.

The loans and credits payable in foreign currency (basically US dollars and Brazilian reais) are stated in euros at the year-end exchange rates calculated at the rates prevailing at that time. The outstanding balances of these loans in euros at December 31, 2006 and 2005 were 54,199 thousand and 0 euros, respectively.

At December 31, 2006 and 2005, the outstanding loans were bearing weighted average annual interest at 3.86% and 3.06%, respectively.

The detail by maturity of the long-term balances is as follows:

	Finance leases	Loans and similar	Total
	Thousands of euros		
2008	3,856	32,526	36,382
2009	2,027	72,427	74,454
2010	—	55,420	55,420
2011	—	50,654	50,654
2012 and beyond	—	265,284	265,284
	5,883	476,311	482,194

At December 31, 2006 and 2005, the Iberdrola Energías Renovables Group had 433,334 and 398,382 thousand euros, respectively, of undrawn lines of credit facilities maturing between 2006 and 2016. Of these amounts, 50,962 and 150,860 thousand euros, respectively, related to credit lines denominated in Brazilian reais to fund investments in Brazil.

17. DERIVATE FINANCIAL INSTRUMENTS

The detail of the headings reflecting the value of derivative instruments at December 31, 2006 and 2005, is as follows:

	Assets 2006		Liabilities 2006		Liabilities 2005	
	Current	Non-current	Current	Non-current	Current	Non-current
			Thousands of euros			
INTEREST RATE HEDGES:						
Cash flow hedges						
—Interest rate swap	—	1,829	(69)	(2,190)	(862)	(11,085)
—Collar	—	—	—	(149)	—	(1,350)
FOREIGN EXCHANGE HEDGES:						
Fair value hedges						
—Currency swap	—	—	—	—	219	—
—Foreign exchange hedge (USD)	1,318	—	(56)	—	—	—
NON-HEDGING DERIVATIVES:						
Interest rate derivatives						
—Interest rate swap	—	600	—	(65)	—	(60,425)
	1,318	2,429	(125)	(2,404)	(643)	(72,860)

The detail by maturity of the notional value of the hedging transactions in effect at December 31, 2006 is as follows:

	2007	2008	2009	2010	2011 and beyond	Total
			Thousands of euros			
INTEREST RATE HEDGES:						
Cash flow hedges						
—Interest rate swap	5,813	1,885	—	—	252,103	259,801
—Collar	—	—	24,438	2,286	8,583	35,307
FOREIGN EXCHANGE HEDGES						
Fair value hedge						
—Foreign exchange hedge (USD)	48,475	—	—	—	—	48,475
NON-HEDGING DERIVATIVES						
Interest rate derivatives						
—Interest rate swap	—	12,240	6,396	16,200	3,667	38,503
	54,288	**14,125**	**30,834**	**18,486**	**264,353**	**382,086**

The change in the fair value of derivatives classified as non-hedging derivatives gave rise to charges under "Financial costs" in 2006 and 2005 of 4,925 thousand and 12,072 thousand, respectively (see Note 26). Also, cash-flow hedges of interest rate risk reduced "Finance costs" by 3,902 and 5,890 thousand euros in 2006 and 2005, respectively (see Note 26).

18. OTHER NON CURRENT LIABILITIES

The detail of this heading at December 31, 2006 and 2005 is as follows:

	Balance at 12/31/06	Balance at 12/31/05
	Thousands of euros	
Iberdrola, S.A. (Note 33)	378,902	421,647
Related parties (Note 33)	37,730	39,549
Other	44,331	33,995
	460,963	**495,191**

The borrowings from Iberdrola, S.A. bore average interest rates of 1.81% and 1.87% in 2006 and 2005, respectively.

The figure for related companies derives from an agreement by Iberdrola Energías Renovables, S.A.U. to acquire stakes in a number of wind farm companies from the Gamesa Group in 2002. As part of this deal, in 2004 Gamesa granted Iberenova a 40,805 thousand euro discount against the future sales of these companies which, at December 31, 2006 and 2005, stood at 37,740 and 39,549 thousand euros, respectively.

Details of the balances and transactions with Group and related companies are given in Note 33.

19. DEFERRED TAX AND INCOME TAX

The Parent Company Iberdrola Energías Renovables, S.A. files a consolidated tax return, having formed part of the tax group 2/86 headed by Iberdrola, S.A. since its incorporation.

Without prejudice to this special tax regime in Spain, which applies to the Parent and certain of its consolidated Spanish subsidiaries, other Spanish and foreign subsidiaries file individual income tax returns, in accordance with the laws applicable to them.

The differences between the tax charge allocated to 2006 and 2005 and the tax payable for those years, recorded under "Deferred tax assets" and "Deferred tax liabilities", as appropriate, in the consolidated balance sheets at December 31, 2006 and 2005, arose as a result of the temporary differences relating to the difference between the carrying amount of certain assets and liabilities and their tax bases. The main differences are the following:

- Temporary differences arising from the measurement of assets and liabilities related to derivatives and assets that were measured at their market value in business combinations for which the difference between the tax base and carrying amount is not deductible for tax purposes.
- Temporary differences arising from changes in the value of investment securities whose carrying amount is not fully deductible for tax purposes.

The detail of current and deferred "Income tax" is as follows:

	Balance at 12/31/06	Balance at 12/31/05
	Thousands of euros	
Current tax	86,199	82,197
Deferred tax	20,041	7,967
	106,240	**90,164**

The detail of the movements in deferred tax assets and liabilities at December 31, 2006 and 2005, is as follows:

	Balance at 01/01/05	Charge (credit) to profit and loss	Credit (charge) to asset and liability revaluation reserve	Increases	Balance at 12/31/05	Charge (credit) to profit and loss	Credit (charge) to asset and liability revaluation reserve	Increases/ (Decreases)	Balance at 12/31/06
	Thousands of euros								
Deferred tax assets									
From elimination of intra-group profits	22,156	(2,803)	—	10,266	29,619	(1,574)	—	—	28,045
From measurement of derivative financial instruments									
Hedging derivatives	4,884	—	(152)	—	4,732	347	(4,387)	—	692
Non-hedging derivatives	22,633	(1,485)	—	—	21,148	(21,148)	—	—	—
Tax credits for loss carryforwards and deductions	—	—	—	—	—	4,987	—	—	4,987
Other	2,271	(2,321)	—	—	(50)	50	—	—	—
	51,944	(6,609)	(152)	10,266	55,449	(17,338)	(4,387)	—	33,724
Deferred tax liabilities									
From standardization of depreciation methods	(9,639)	(1,866)	—	(3,806)	(15,311)	467	—	—	(14,844)
From allocation of fair value in business combinations	—	508	—	(10,601)	(10,093)	—	—	1,811	(8,282)
Other	—	—	—	—	—	(3,170)	—	(442)	(3,612)
	(9,639)	(1,358)	—	(14,407)	(25,404)	(2,703)	—	1,369	(26,738)

At December 31, 2006 and 2005, there were no deferred tax assets or other tax credits that had not yet been recognized by Group companies.

Following the amendments to applicable tax legislation passed in November 2006, the carrying amounts of deferred tax assets and liabilities recognized and pending reversal at December 31, 2006 were modified to reflect the tax rate now expected to be in force when said reversal takes place.

Income tax expense on consolidated companies for 2006 and 2005 was calculated as follows:

	2006	2005
	Thousands of euros	
Profit before tax	**306,612**	**243,364**
Non-deductible expenses and non-computable income from consolidation adjustments	(446)	1,038
Share of profit/(loss) of associates	—	36
Adjusted consolidated accounting profit	**306,166**	**244,438**
Gross tax calculated at the tax rate in force in each country	107,159	85,553
Tax relief	(2,341)	(577)
Restatement of tax credits	1,422	5,188
Income tax	**106,240**	**90,164**

20. CURRENT TAX LIABILITIES AND OTHER TAX PAYABLES

The detail of "Tax receivables" and "Current tax liabilities and other tax payables" on the asset and liability sides, respectively, of the accompanying consolidated balance sheets at December 31, 2006 and 2005, is as follows:

	2006	2005
	Thousands of euros	
Non-current assets		
Credit for tax relief on reinvested assets	—	10,156
Other	—	571
	—	**10,727**
Current assets		
VAT receivable	96,168	68,063
Tax withholdings and prepayments	27,229	30,238
Sundry tax receivables	21,615	3,098
	145,012	**101,399**
Current liabilities		
VAT payable	6,635	21,163
Tax withholdings payable	2,825	363
Income tax payable	53,952	54,729
Other tax payables	36	130
Social security payables	558	522
	64,006	**76,907**

In general, Group companies have all years since 2003 open for review by the tax inspection authorities for the main taxes applicable to them, except corporate income tax, for which all years since 2002 are open for review. However, this period may differ in the case of the Group companies taxed in different tax jurisdictions.

21. REVENUE

The detail of this heading in 2006 and 2005 is as follows:

	2006	2005
	Thousands of euros	
Electricity sales under ordinary regime		
Other sales	22,537	21,537
Electricity sales under special regime		
Sales to pool	333,157	10,505
Sales to other distributors	339,941	525,214
	695,635	**557,256**

22. STAFF COSTS

The detail of this heading in 2006 and 2005 is as follows:

	2006	2005
	Thousands of euros	
Wages and salaries	31,206	17,371
Social Security contributions	6,841	3,587
Charge to provision for employee electricity discounts	—	171
Other social charges	139	522
	38,186	**21,651**
Capitalised staff costs		
Property, plant and equipment	**(8,125)**	**(5,656)**

The average number of employees in 2006 and 2005 was 671 and 431, respectively. The detail by professional category is as follows:

	2006	2005
University graduates and similar	317	150
Technicians	164	97
Clerical staff	33	8
Skilled workers	155	133
Auxiliary staff	2	43
	671	**431**

The average number of employees in the consolidated Group is calculated based on the percentage ownership of the parent company in the joint ventures consolidated using proportionate consolidation and the total number of employees of fully-consolidated subsidiaries.

23. OUTSIDE SERVICES

The detail of this heading in 2006 and 2005 is as follows:

	2006	2005
	Thousands of euros	
Operation and maintenance	48,818	36,294
Operating leases	14,342	10,832
Insurance	6,381	5,552
Other	44,563	24,689
	114,104	**77,367**

The estimate of future minimum payments under non-cancelable operating leases outstanding at December 31, 2006 is as follows:

	Thousands of euros
2007	12,007
2008 – 2010	35,871
2011 and beyond	353,751
	401,629

The amount of estimated minimum future payments under non-cancelable operating leases outstanding at December 31, 2005 is as follows:

	Thousands of euros
2006	11,127
2007 – 2009	32,341
2010 and beyond	305,868
	349,336

These estimates assume each lease has a 30-year life, which is the case for most of the leases outstanding. That said, most also have clauses allowing for renewal on expiry.

24. DEPRECIATION AND AMORTIZATION CHARGE AND ALLOWANCES

The detail of this heading in 2006 and 2005 is as follows:

	2006	2005
	Thousands of euros	
Property, plant and equipment depreciation charge	183,676	148,770
Amortization of intangible assets	3,567	3,230
Capital grants transferred to profit or loss	(4,808)	(2,111)
	182,435	149,889

25. FINANCE INCOME

The detail of this heading in 2006 and 2005 is as follows:

	2006	2005
	Thousands of euros	
Income from other marketable securities	—	711
Finance income from loans or similar		
—From Group companies and associates	175	458
—From companies consolidated using the equity method	6	6
—Other finance income	1,019	1,293
Settlement of non-hedging derivatives	23,542	—
Exchange gains	1,008	18
Capitalized finance costs		
Property, plant and equipment (Note 9)	6,052	1,937
	31,802	4,423

26. FINANCE COSTS

The detail of this heading in 2006 and 2005 is as follows:

	2006	2005
	Thousands of euros	
Finance costs and similar expenses:		
—From loans from third parties	31,717	21,962
—From loans from Group companies	65,893	38,054
—From loans from companies consolidated using the equity method	394	—
Decrease in finance costs from interest rate hedges of cash flow (Note 17)	(3,902)	(5,890)
Other finance costs	248	1,341
Valuation adjustment of non-hedging derivatives (Note 17)	4,925	12,072
Finance costs from valuation of debt at amortized cost	1,099	1,241
	100,374	68,780

27. SWAPS

The Iberdrola Energías Renovables Group engaged in no material transactions in 2006 and 2005 entailing the delivery of cash.

28. BUSINESS COMBINATIONS

a) 2006

In 2006 the Iberdrola Energías Renovables Group did not undertake any significant business combinations.

b) 2005

The main business combinations completed in 2005 were:

- In accordance with agreements reached in 2005 with the main shareholders of C. Rokas, S.A. (hereinafter "Rokas"), the Iberdrola Energías Renovables Group acquired successive packages of shares representing 28.9% of Rokas' share capital for 58,219 thousand euros. Since in 2005 the Group had joint control over Rokas, it was proportionately consolidated until December, when the parent company's percentage of ownership increased to 49.9%. Since then it has been fully consolidated because the Group exercises effective control over this investee.

The acquisition of these share packages in 2005 meant the early execution of the aforementioned agreements which initially envisaged that the shares would be acquired over a period between 2005 and 2008.

The detail of the net assets acquired and of the allocation of the price paid in excess of fair value is as follows:

	Carrying amount of the subsidiary before the business combination	Fair value adjustments	Fair value
	Thousands of euros		
Net assets acquired:			
—Property, plant and equipment	48,427	18,654	67,081
—Deferred tax asset	2,616	—	2,616
—Inventories	1,958	—	1,958
—Receivables	5,584	—	5,584
—Cash and cash equivalents	8,730	—	8,730
—Financial liabilities	(24,868)	—	(24,868)
—Provisions and other payables	(17,724)	—	(17,724)
—Deferred tax liability	(792)	(5,969)	(6,761)
	23,931	12,685	36,616

The cost of acquisition of the various packages of shares acquired in 2005 amounted to 58,219 thousand euros, giving rise to goodwill of 21,603 thousand euros. The transaction gave rise to a net cash outflow of 49,489 thousand euros.

The impact that the business combinations described above would have had on "Net profit for the year" and "Revenue" in the 2005 consolidated income statement had the aforementioned combinations taken place on 1 January 2005 is not material in relation to these consolidated annual accounts.

29. CONTINGENT LIABILITIES

The Iberdrola Energías Renovables Group's contingent liabilities, mainly litigation and other legal issues, are not material.

30. INTERESTS IN JOINT VENTURES

The detail of the main items relating to Iberdrola Energías Renovables Group's transactions and percentage ownership in joint ventures (jointly controlled entities consolidated using proportionate consolidation) in 2006 and 2005 are as follows:

	Energías Renovables de la Región de Murcia, S.A.	Eólicas de Euskadi, S.A.	Eólica de Campollano, S.A.	Desarrollo de Energías Renovables de La Rioja, S.A.	Molinos del Cidacos, S.A.	Molinos de La Rioja, S.A.	Iberdrola Energías Renovables de La Rioja, S.A.	Other
	Thousands of euros							
2006								
Non-current assets								
Intangible assets	—	6	—	183	301	131	—	21,046
Property, plant and equipment	66,059	95,462	105,636	58,109	101,535	51,246	38,266	103,368
Non-current financial assets	1,141	—	132	345	599	592	89,702	16,404
	67,200	95,468	105,768	58,637	102,435	51,969	127,968	140,818
Current assets	38,780	15,026	11,456	9,104	16,887	6,887	3,826	33,199
Total assets	105,980	110,494	117,224	67,741	119,322	58,856	131,794	174,017
Non-current liabilities	27,897	62,940	91,596	34,180	68,825	41,525	—	13,060
Current liabilities	24,294	8,658	11,028	9,915	22,833	10,088	32,723	116,695
Total liabilities	52,191	71,598	102,624	44,095	91,658	51,613	32,723	129,755
Revenue	7,344	29,700	23,496	19,234	27,353	7,358	24,426	—
Expenses	5,321	18,804	19,496	12,013	16,767	5,291	6,721	5,283
2005								
Non-current assets								
Intangible assets	36	10	56	197	367	145	—	16
Property, plant and equipment	39,892	104,054	113,823	61,510	103,265	36,556	—	1,530
Non-current financial assets	31,985	173	12	431	698	408	—	1,518
	71,913	104,237	113,891	62,138	104,330	37,109	—	3,064
Current assets	16,302	19,483	17,963	19,518	17,276	9,310	—	3,786
Total assets	88,215	123,720	131,854	81,656	121,606	46,419	—	6,850
Non-current liabilities	30,254	54,988	109,256	44,295	83,829	25,307	—	—
Current liabilities	5,804	29,461	12,001	13,676	15,574	16,273	—	1,583
Total liabilities	18,029	42,225	30,314	21,015	36,034	17,618	—	1,583
Revenue	6,386	20,170	18,563	20,671	27,429	4,749	—	—
Expenses	5,215	10,978	15,837	9,051	10,035	2,866	—	143

The contribution of proportionately consolidated jointly controlled entities to consolidated profit in 2006 and 2005 was as follows:

	2006	2005
	Thousands of euros	
Energías Renovables de la Región de Murcia, S.A.	1,091	478
Eólicas de Euskadi, S.A.	7,605	4,488
Eólicas de Campollano, S.A.	1,460	437
Desarrollo de Energías Renovables de la Rioja, S.A.	2,103	2,738
Molinos del Cidacos, S.A.	2,941	2,826
Molinos de La Rioja, S.A.	849	445
Energías de Castilla y León, S.A.	144	(5)
Villardefrades Eólicas, S.L.	2	(4)
Energías Eólicas de Cuenca, S.A.	—	(32)
Aerocastilla, S.A.	1	(4)
Generación de Energía Eólica, S.A.	1	(4)
Vientos de Castilla y León, S.A.	1	(4)
Eólicas Fuente Isabel, S.A.	1	(4)
Energía Global Castellana, S.A.	(54)	(4)
Productora de Energía Eólica, S.A.	1	(4)
Electra de Layna, S.A.	40	(19)
Energías Eólicas del Sisante, S.A.	—	(121)
Saltos de Belmontejo, S.A.	—	(4)
Ecobarcial, S.A.	(91)	—
Producciones Enegéticas de Castilla y León, S,A.	(7)	—
Sistemas de Conexión Hueneja, S.L.	(57)	—
Molins de la Somme	(15)	—
Electra de Malvana, S.A.	(2)	—
Electra de Montanchez, S.A.	(7)	—
Iberdrola Energía Renovables de la Rioja, S.A.	4,523	—
Eólicas de la Rioja, S.A.U.	5,358	—
	25,888	11,203

31. GUARANTEE COMMITMENTS TO THIRD PARTIES

At December 31, 2006 and 2005, the Iberdrola Energías Renovables Group had provided guarantees of 70,170 thousand and 53,915 thousand euros, respectively, basically to various public bodies and financial institutions.

The Group considers that any additional liabilities that could arise from the guarantees provided at December 31, 2006 and 2005 would not be material.

Also, the Iberdrola Energías Renovables Group, in compliance with the contractual obligations related to loans received from banks, had pledged all or part of their shares at December 31, 2006 and 2006. The detail by company of pledged shares is as follows:

Company	December 31, 2006		December 31, 2005	
	Number of shares pledged by percentage Group ownership	Carrying amount by percentage Group ownership	Number of shares pledged by percentage Group ownership	Carrying amount by percentage Group ownership
		Thousands of euros		
Desarrollo de Energías Renovables de La Rioja, S.A.	668,415	9,480	598,125	7,990
Eólicas de La Rioja, S.A.	63,550	5,537	68,750	6,694
Molinos del Cidacos, S.A.	325,745	8,754	256,250	4,561
Sistemas Energéticos Torralba, S.A.	18,483	4,023	18,483	3,928
Sistemas Energéticos Mas Garullo, S.A.	12,570	1,764	12,570	1,891
Sistemas Energéticos La Muela, S.A.	25,500	3,164	25,500	3,263
Sistemas Energéticos del Moncayo, S.A.	24,075	4,140	24,075	3,008
Eólicas de Campollano, S.A.	272,425	3,650	272,425	2,649
Biovent Energía, S.A.	1,700	32,110	1,700	20,906
Energías Renovables de la Región de Murcia, S.A.	568,174	26,682	568,174	25,877
Molinos de La Rioja, S.A.	127,110	3,057	42,000	1,470

32. INFORMATION ON THE SOLE DIRECTOR

In 2006 and 2005, the Sole Director of the parent Company and its representative (natural person) earned no remuneration of any kind, and received no advances or loans.

At December 31, 2006 and 2005, the Group had provided no guarantees nor contracted any pension or life insurance commitments to the Sole Director or its representative (natural person).

In compliance with article 127 ter. Section 4 of the Spanish Corporation Law, enacted by Law 26/2003, dated 17 July, which modifies Security Market Law 24/1988, dated 28 July, and the revised text of the Spanish Corporation Law, to reinforce the transparency of listed companies, it is noted that Iberdrola, S.A., Sole Director of the parent company, is head of a large group companies which mainly engage in the generation, transmission, distribution and supply of electricity and gas and holds, directly and indirectly, equity investments in companies having the same, similar or complementary activities as those of Iberdrola Energías Renovables II, S.A.U., as well as the positions held in said companies:

Company	% of ownership	Position or functions
"IBERDROLA ENERGÍA, S.A.U."	100%	Representative of Sole Director, Iberdrola S.A.
"IBERDROLA GENERACIÓN, S.A.U."	100%	Representative of Sole Director, Iberdrola S.A.
"IBERDROLA DISTRIBUCIÓN, S.A.U."	100%	None
"IBERDROLA INGENIERIA Y CONSTRUCCION, S.A.U."	100%	Representative of Sole Director, Iberdrola S.A.
"AMARA, S.A.U."	100%	Representative of Sole Director, Iberdrola S.A.

The annual accounts of Iberdrola, S.A. and subsidiaries for 2006 (available on *www.iberdrola.es*) provide additional information on the companies making up the Iberdrola Group.

The following table lists the companies engaging in an activity that is identical, similar or complementary to the corporate purpose of Iberdrola Energías Renovables, S.A.U., in which the representative (natural person) of Iberdrola, S.A., Sole Director of Iberdrola Energías Renovables, S.A.U., Julián Mártinez-Simancas Sánchez owns equity interests, and of the functions, if any, that he discharges in them:

Company	Number of shares Direct	Number of shares Indirect	Position held or duties performed
"IBERDROLA, S.A."	1,651	—	General Secretary and Vice Secretary of the Board of Directors
"E.ON, S.A."	—	250	None
"GENERAL ELECTRIC CO."	—	1,330	None
"ELECTRICITE DE FRANCE"	—	250	None
"SIEMENS"	—	320	None
"SUNWAYS AG"	—	1,200	None
"VERBIO"	—	1,200	None
"LEGRAND"	—	800	None
"PHILIPS ELECTRONIC"	—	400	None
"GENERAL DE ALQUILER DE MAQUINARIA, S.A."	—	700	None
"FORTUM"	—	820	None
"IBERDROLA ENERGÍA, S.A.U."	—	—	Representative of Sole Director, Iberdrola S.A.

33. BALANCES AND TRANSACTIONS WITH OTHER IBERDROLA GROUP COMPANIES

The table below shows the detail of balances and transactions with Iberdrola Group companies and related parties, defined as those companies that are considered as such by Iberdrola, S.A. (Sole Shareholder of Iberdrola Energías Renovables, S.A.U.) at December 31, 2006 and 2005:

	At December 31, 2006			Year ended December 31, 2006			
	Current receivables	Current payables	Non-current payables	Revenue	Services received	Finance income	Finance costs
	Thousands of euros						
Group							
Iberdrola, S.A.	—	2,186,697	378,902	—	12,998	175	64,837
Iberdrola Generación, S.A.U.	965	—	—	236,468	2,939	—	—
Iberdrola Distribución, S.A.U.	35,758	—	—	186,101	594	—	—
Iberdrola Ingeniería y Construcción, S.A.U.	—	45,207	—	—	3,969	—	—
				422,569	20,500	175	64,837
Related parties							
Gamesa Eólica, S.A.	—	172,171	37,730				
	36,723	2,404,075	416,632				

	At December 31, 2005			Year ended December 31, 2005			
	Current receivables	Current payables	Non-current payables	Revenue	Services received	Finance income	Finance costs
	Thousands of euros						
Group							
Iberdrola, S.A.	2,327	1,849,269	421,647	—	8,560	458	37,773
Iberdrola Generación, S.A.U.	163,690	—	—	184,322	3,591	—	—
Iberdrola Distribución, S.A.U.	54,314	157	—	245,589	587	—	—
Iberdrola Ingeniería y Construcción, S.A.U.	—	19,916	—	—	4,220	—	—
				429,911	16,958	458	37,773
Related parties							
Gamesa Eólica, S.A.	328	259,926	39,549				
	220,659	2,129,268	461,196				

In 2006, the Group reached an agreement with Gamesa Eólica, S.A. for the supply of wind turbines by which the Gamesa Group will supply the Group wind turbines with total capacity of 2,700 MW valued at over 2,300 million euros between 2007 and 2009 for installation in Spain, the rest of Europe, Mexico and the US. The contract extends to assembly and start-up, as well as operating and maintenance services during the guarantee period.

Also during the year, the Group committed to buying from Gamesa Energía (a subsidiary of Gamesa Corporación Tecnológica, S.A.) approximately 1,000 MW of wind capacity in the US, worth between 700 and 1,100 million US dollars, depending on the total capacity actually acquired and output.

In October 2005, Iberdrola Energías Renovables Group agreed to buy from Gamesa Energía, S.A. (a subsidiary of Gamesa Corporación Tecnológica, S.A.) certain wind farms with a combined installed capacity of 700 MW. These acquisitions will take place between 2006 and 2009 at a price of approximately 900,000 thousand euros, extendible to 2012.

34. REMUNERATION OF SENIOR MANAGEMENT

Staff costs (wages and salaries, bonuses, compensation in kind, social security costs, pension plans, etc.) relating to senior executives amounted to 4,434 thousand and 4,059 thousand in 2006 and 2005, respectively. These sums are recognized under "Staff Costs" in the accompanying 2006 and 2005 consolidated income statements.

35. FINANCIAL POSITION

The consolidated financial statements for 2006 and 2005 show a net working capital requirement, mainly due to the classification as current borrowings of the reciprocal current account debts that various Group companies have with Iberdrola, S.A. (see Note 33). It is the intention of Iberdrola, S.A. as the Group's Sole Shareholder, to provide all finance necessary to allow the Group to adequately carry on its business activities.

36. FEES FOR SERVICES PROVIDED BY AUDITORS

Fees paid to the statutory auditor and related parties by Iberdrola Energías Renovables Group companies for the audit of their financial statements in 2006 and 2005 were 729 thousand and 380 thousand euros, respectively. Auditors' fees paid to other auditors who contributed to the audit of Iberdrola Energías Renovables Group companies in 2006 and 2005 were 35 thousand and 104 thousand, respectively.

The statutory auditor and related companies provided other professional services to Group companies in 2006 and 2005 amount to 90 thousand and 0 euros, respectively, while those for the same services by other auditors participating in the audit of Group companies came to 0 and 81 thousand euros, respectively.

37. ENVIRONMENTAL INFORMATION

The Group incurred environmental expenses for insignificant amounts in 2006. It was not considered necessary to record any provision for liabilities and charges in connection with environmental issues, nor are there any contingencies relating to environmental protection and enhancement.

38. EVENTS AFTER DECEMBER 31, 2006

The main transactions carried out by the Group after the end of the financial year were as follows:

- In February 2007, the parent company acquired a further 10% of subsidiary Biovent Holding, S.A. The price will depend on the company's performance. The amount initially paid in the first provisional settlement was 2 million euros.
- In February 2007, subsidiary Iberdrola Energias Renovaveis, S.A. acquired 100% of Portuguese company Eonergi Energía Eólica, S.A., which has 32 MW of capacity in operation, for an investment of approximately 36 million euros.

- On February 15, 2007, subsidiary Biovent Holding, S.A. acquired an additional 40% share of Energía Global Castellana, S.A. At December 2006, its ownership interest in the company stood at 60%. The estimated amount of the transaction was 27,478 thousand euros. The final amount will depend on the capacity ultimately installed. A provisional first payment of 13,595 thousand euros was made.
- In March 2007, subsidiary Iberdrola Energías Renovables de Castilla La Mancha, S.A.U. set up, together with another partner, the company Iberdrola Energía Solar de Puertollano, S.A., with a capital contribution of 36 million euros.

  Also that month, the Iberdrola Energías Renovables, S.A.U. parent company acquired an additional 2.8% capital stake in subsidiary C. Rokas, S.A., raising its total ownership interest to 52.7%. The amount paid for this new stake was 12.5 million euros. In addition, the Group acquired a package of preferred stock without voting rights from the Rokas family for 26.9 million euros.

39. PREPARATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements for the year ended December 31, 2006 were prepared by the Sole Director on March 30, 2007.

APPENDIX

INFORMATION ON SUBSIDIARIES, ASSOCIATES AND INVESTEES

The tables below give details of the percentage ownership held either directly or indirectly by Iberdrola Energías Renovables, S.A.U. in its subsidiaries. The percentage of voting rights in the corporate bodies of these companies controlled by Iberdrola basically corresponds to the percentage of ownership.

A. COMPANIES MAJORITY OWNED OR CONTROLLED AND FULLY CONSOLIDATED IN 2006 AND 2005

Company	Location	Activity	Direct or indirect percentage ownership 12/31/06	12/31/05	Auditor
Iberdrola Energ. Rinnovabili, S.P.A.	Italy	Energy	100.00	100.00	—
Iberdrola Renewable Energies of UK Limited	UK	Energy	100.00	100.00	Ernst & Young
Higher Darracott Moor Wind Farm Ltd.	UK	Energy	100.00	—	—
Aeolia Produçao de Energía, S.A.	Portugal	Energy	78.00	78.00	Ernst & Young
Iberdrola Energies Renouvelables, S.A.S.	France	Energy	100.00	100.00	Ernst & Young
Perfect Wind subgroup, made up of 20 companies	France	Energy	100.00	—	—
Parc Eolien La Nourais, S.A.S.	France	Energy	100.00	—	—
Iberdrola Regenerat Energien, GMBH	Germany	Energy	100.00	100.00	—
Energías Renováveis do Brasil, Ltda.	Brazil	Energy	100.00	100.00	Ernst & Young
Iberdrola Energías Renováveis, S.A.	Portugal	Energy	100.00	100.00	Ernst & Young
C. Rokas, S.A. subgroup (*), made up of 35 companies	Greece	Energy	49.90	49.90	Ernst & Young
Iberdrola Energía Odnawialna Spo3kaz Ograniczon Odpowiedzialnocecil	Poland	Energy	100.00	100.00	—
Iberenova Promociones, S.A.U.	Madrid	Energy	100.00	100.00	Ernst & Young
Ciener, S.A.U.	Vizcaya	Energy	100.00	100.00	Ernst & Young
Energía I Vent, S.A.	Barcelona	Energy	90.00	90.00	Ernst & Young
Iberdrola Energías Renovables de Galicia, S.A.U.	Orense	Energy	100.00	100.00	Ernst & Young
Iberdrola Energías Renovables de Castilla-La Mancha, S.A.U.	Toledo	Energy	100.00	100.00	Ernst & Young
Minicentrales del Tajo, S.A.	Madrid	Energy	66.58	66.58	Ernst & Young
Biovent Energía, S.A.	Valladolid	Energy	85.00	85.00	Ernst & Young
Iberdrola Energías Renovables de Andalucía, S.A.U.	Seville	Energy	100.00	100.00	Ernst & Young
Iberdrola Energías Renovables de Aragón, S.A.U.	Zaragoza	Energy	100.00	100.00	Ernst & Young
Sociedad Gestora de Parques Eólicos Campo de Gibraltar, S.A.	Malaga	Energy	55.00	55.00	Ernst & Young
Sociedad Gestora de Parques Eólicos de Andalucía, S.A.	Malaga	Energy	55.00	55.00	Ernst & Young
Biovent Holding, S.A	Valladolid	Energy	85.00	85.00	Ernst & Young
Sistemas Energéticos Chandrexa, S.A.	Orense	Energy	96.07	96.07	Ernst & Young
Sistemas Energéticos Mas Garullo, S.A.	Zaragoza	Energy	51.00	51.00	Ernst & Young
Sistemas Energéticos La Muela, S.A.	Zaragoza	Energy	50.00	50.00	Ernst & Young
Sistemas Energéticos del Moncayo, S.A.	Soria	Energy	75.00	75.00	Ernst & Young
Sistemas Energéticos Torralba, S.A.	Zaragoza	Energy	60.00	60.00	Ernst & Young
Eme Dólar Uno, S.L.U.	Seville	Energy	100.00	100.00	Ernst & Young
Eme Hueneja Tres, S.L.U.	Seville	Energy	100.00	100.00	Ernst & Young
Eme Dólar Tres, S.L.U.	Seville	Energy	100.00	100.00	Ernst & Young
Eme Ferreira Dos, S.L.U.	Seville	Energy	100.00	100.00	Ernst & Young
Global Solar Energy, S.A.	Murcia	Energy	90.00	—	Ernst & Young
Producciones Energéticas de Castilla y León, S.A.	Valladolid	Energy	76.50	—	Ernst & Young
Windfarm Wirfus, GMBH	Germany	Energy	100.00	—	—

Company	Location	Activity	Direct or indirect percentage ownership 12/31/06	12/31/05	Auditor
EBV Windpark 23, GMBH	Germany	Energy	100.00	—	—
Rastenberg, GMBH	Germany	Energy	100.00	—	—
Energía Wiatrowa Karscino S.P. ZOO EWK	Poland	Energy	100.00	—	—
Iberdrola Renewable Energies USA Limited subgroup, made up of 30 companies	US	Energy	100.00	—	Ernst & Young
Electra Sierra de San Pedro, S.A.	Cáceres	Energy	80.00	—	—
Sistema Energéticos Los Campillos, S.A.U.	Valladolid	Energy	100.00	—	—
Ousauhing Raisner, AS	Estonia	Energy	80.00	—	—
Iberdrola Energía Marinas de Cantabria, S.A.	Cantabria	Energy	60.00	—	—
Energías Eólicas de Cuenca, S.A.	Cuenca	Energy	62.50	62.50	—
Energiaki Alogorachis, S.A.	Greece	Energy	100.00	—	—
Iberdrola Regenerat Energien Verwaltungs, Gmbh	Germany	Energy	100.00	—	—
Windpark Jülicher Land	Germany	Energy	100.00	—	—
EC Energoconsult Mernökszolgalati, I.E.K.	Hungary	Energy	100.00	—	—
Somozas Energías y Recursos Medioambientales, S.A.	La Coruña	Energy	90.00	—	—

(*) Listed on the Greece stock exchange.

B. JOINTLY CONTROLLED ENTITIES CONSOLIDATED USING THE PROPORTIONATE CONSOLIDATION METHOD IN 2006 AND 2005

Company	Location	Activity	Direct or indirect percentage ownership 12/31/06	12/31/05	Auditor
Iberdrola Energías Renovables de La Rioja, S.A.	La Rioja	Energy	63.55	100.00	Ernst & Young
Eólicas de Euskadi, S.A.	Vizcaya	Energy	50.00	50.00	Attest
Molinos del Cidacos, S.A.	La Rioja	Energy	31.78	25.00	Ernst & Young
Desarrollo de Energías Renovables de La Rioja, S.A.	La Rioja	Energy	40.51	36.25	Ernst & Young
Energías Renovables de la Región de Murcia, S.A.	Murcia	Energy	50.00	50.00	Ernst & Young
Molinos de La Rioja, S.A.	La Rioja	Energy	42.37	33.33	Ernst & Young
Eólicas de Campollano, S.A.	Madrid	Energy	25.00	25.00	KPMG
Ecobarcial, S.A.	Zamora	Energy	39.02	—	Ernst & Young
Electra de Malvana, S.A.	Cáceres	Energy	48.00	—	—
Electra de Montachez, S.A.	Cáceres	Energy	40.00	—	—
Sistema Eléctrico de Conexión Huenéja, S.L.	Granada	Energy	41.80	—	—
Parque Eólico Cruz del Carrutero, S.L.	Valladolid	Energy	54.40	—	—
Parque Eólico Fuente Salada, S.L.	Valladolid	Energy	68.00	—	—
Parque Eólico Los Collados, S.L.	Valladolid	Energy	68.00	—	—
Saltos del Belmontejo, S.A.	Cuenca	Energy	24.84	24.84	Ernst & Young
Electra de Layna, S.A.	Valladolid	Energy	42.50	42.50	—
Eólicas de La Rioja, S.A.	La Rioja	Energy	63.55	72.50	Ernst & Young
Aerocastilla, S.A.	Valladolid	Energy	51.00	51.00	—
Generación de Energía Eólica, S.A.	Valladolid	Energy	51.00	51.00	—
Vientos de Castilla y León, S.A.	Valladolid	Energy	51.00	51.00	—
Eólicas Fuente Isabel, S.A.	Valladolid	Energy	51.00	51.00	—
Productora de Energía Eólica, S.A.	Valladolid	Energy	50.92	50.92	—
Energías de Castilla y León, S.A.	Valladolid	Energy	76.50	76.50	Ernst & Young
Energía Global Castellana, S.A.	Valladolid	Energy	51.00	51.00	Ernst & Young
Peache Energías Renovables, S.A.	Valladolid	Energy	51.00	51.00	—
Villardefrades Eólica, S.L.	Valladolid	Energy	68.00	68.00	—

C. ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD IN 2006 AND 2005

Company	Location	Activity	Direct or indirect percentage ownership 12/31/06	12/31/05
Sotavento Galicia, S.A.	La Coruña	Energy	8.00%	8.00%

D. GROUP COMPANIES AT DECEMBER 31, 2005 WHICH IN WERE EXCLUDED FROM CONSOLIDATION BECAUSE THEY WERE LIQUIDATED:

Company	Location	Activity	Direct or indirect percentage ownership 12/31/06	12/31/05
Eólicas de Sisante, S.A.	Toledo	Energy	—	50.00

IBERDROLA ENERGÍAS RENOVABLES, S.A.U. AND SUBSIDIARIES

Consolidated Management Report for the year ended December 31, 2006

SIGNIFICANT EVENTS IN 2006

a) Strategic Plan and installed capacity

In 2006 Iberdrola raised its renewable energy generating capacity from 3,810 MW to 4,434 MW. The additional 624 MW (+16.4%) came in both Spain (420 MW) and abroad (204 MW). Of its total installed renewable capacity, 4,102 MW is wind power and 332 MW mini-hydroelectric.

This is above the 434 MW (+11%) target set in Iberdrola's Strategic Plan for 2002-2006 and cements Iberenova's position as a global leader in renewable energies.

In wind power it has added 607 MW of capacity, including 204 MW from Iberdrola's foreign wind farms, located in France, Germany, Poland, Greece, Brazil, Portugal and the US. In mini-hydroelectric capacity, 17 MW have been added.

Regarding other renewable technologies, the Group has a number of solar thermal and photovoltaic power generation projects under development, as well as biomass, bioethanol and biodiesel plants.

All this activity in 2006 required an investment of approximately 850 million euros.

b) The international business

In 2006, Iberdrola continued the international expansion of its renewable energy business begun in 2005.

First, the year featured its foray into the US market via a number of acquisitions (e.g. Community Energy and Midwest Renewable Energy Projects) and an agreement with Gamesa to acquire wind farms. Iberdrola ended 2006 with 26 MW of capacity in operation in the US and a project portfolio entailing more than 5,000 MW. It now has a permanent office set up in the state of Pennsylvania.

Second, the Group struck a deal to acquire Perfect Wind in France, which owns the rights to a portfolio of 600 MW of projects.

Finally, a number of construction projects were carried out and/or acquisitions made in other countries, such as Greece, Portugal, France, Poland, Germany, the UK, Estonia, Hungary and Brazil, while the Group also expanded its portfolio of future wind farms.

c) Income statement highlights

In 2006, Iberenova posted a 24.8% increase in revenue to 695,635 thousand euros, driven by growth output and higher average prices. The Group generated a total 7,867 GWh of electricity in the year, 11.5% more than in 2005. This was sold for an average price of 88.42 euros/MWh, an increase of 12% on the year before.

Operating profit increased, with EBITDA rising by 21.6% to 556,685 thousand euros and EBIT up 21.6% to 374,250 thousand euros.

Net profit for the year totaled 189.6 million euros, up from 144.3 million euros in 2005. This 31.4% increase was fuelled by higher average operating capacity, greater generation and higher average prices.

BUSINESS OUTLOOK FOR 2007

In 2007, the Iberenova Group will continue with its planned investment to roll out new projects currently under development or construction, expanding capacity in both its existing technologies of wind and mini-hydroelectric, and new technologies such as solar thermal and photovoltaic, biomass and biofuels.

In relation to the regulatory environment in Spain, the Company bills power generated in conformity with RD 436/2004 of March 12. In this statement of intent, this Royal Decree guarantees the owners of plants operating under the special regime reasonable returns on investment and sets a target of highly efficient and renewable energies accounting for nearly one-third of electricity consumption by 2010.

Article 40 of Royal Decree 436/2004 states that depending on the degree of completion of the Renewable Energies Development Plan, the tariffs, premiums, incentives and other would come into force and be applicable from January 1, 2008, but not retrospectively to past tariffs and premiums. This review was not carried out in 2006 and at the date of preparation of this report new legislation to this effect had yet to be enacted in 2007.

RESEARCH AND DEVELOPMENT

In research and development, the RD&i Committee was created with the mission of managing the business innovation process.

Meanwhile, work continued on the renewables projects initiated in 2005:

- The MULTIPLICADORAS Project: this involves researching the relationship between the useful life of wind turbine generators and the external environmental conditions regarding wind speed, turbulence and outages under different regulatory regimes.
- The OLASLUZ Project: this is the first ocean wave power project in Spain, with capacity of up to 1.25 MW in Santoña, Santander, on the Bay of Biscay.
- CORE Project: a pioneering initiative in the sector to create the Toledo Renewables Operations Center. The center will optimize technical management and financial returns in real time, 24/7, 365 days a year, for all wind farms, mini-hydroelectric plants and substations whether run by Iberdrola or other renewables operators.
- The European WINDGRID Project: seeks to integrate wind farms into the electricity system, maximizing the use of renewables while ensuring the stable and secure operation of the grid. It also seeks to create a technical base that the EU can use to draw up standards and simulate possible scenarios.
- The METEOFLOW Project: forecasting wind power generation to be able to minimize diversions in the market and enhance operational management.
- The VOLTAGE DROPS AND REACTIVE POWER Project: looking at the connections between wind farms and the grid.

EVENTS AFTER THE BALANCE SHEET DATE

The main transactions carried out by the Iberenova Group after the end of the financial year were as follows:

- In February 2007, the Iberenova parent company acquired a further 10% of subsidiary Biovent Holding, S.A. It already owned 85% of this company at year-end 2006. The price of the transaction is variable, with an initial payment of 2 million euros.
- In February 2007, subsidiary Iberdrola Energias Renovaveis, S.A. acquired 100% of Portuguese company Eonergi Energía Eólica, S.A., which has 32 MW of capacity in operation, for an investment of approximately 36 million euros.
- In February 2007, an agreement was reached whereby the Group company Biovent Holding, S.A. would acquire the 40% it did not already own in Energía Global Castellana. It already owned 60% of this company at year-end 2006. The purchase price is variable, but is initially estimated at around 27.4 million euros, with an initial payment of 13.5 million euros.
- In March 2007, Iberenova acquired an additional 2.8% of the common shares of C. Rokas, S.A., in which at year-end 2006 it owned 49.9%. This took its holding to 52.7% at the end of March 2007, the date of preparation of the consolidated annual financial statements. In addition, Iberenova acquired a package of preferred stock without voting rights from the Rokas family for 26.9 million euros.
- Also, in the first quarter of the year a number of contributions of insignificant amounts were made to increase the Group's equity investments in subsidiaries.

TREASURY SHARES

Iberenova did not acquire or carry out any transactions with treasury shares in 2006.

ENVIRONMENT

The rollout of the Iberdrola Group's Global Environmental Management System was completed in 2006. This system, certified by the Spanish Association for Standardization and Certification (AENOR), approves the Environmental Guidelines which entail concrete aims and targets for the whole of the Iberdrola Group.

AUDIT REPORT

****

IBERDROLA ENERGÍAS RENOVABLES II, S.A.U. AND SUBSIDIARIES

Consolidated Annual Accounts and Consolidated Management Report
for the year ended December 31, 2005

(Translation of a report and consolidated annual accounts originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails)

AUDIT REPORT ON THE CONSOLIDATED ANNUAL ACCOUNTS

Translation of a report and consolidated annual accounts originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails.

To the Sole Shareholder of
Iberdrola Energías Renovables II, S.A.U.

1. We have audited the consolidated annual accounts of Iberdrola Energías Renovables II, S.A.U. and its subsidiaries (the Group), which comprise the consolidated balance sheet at December 31, 2005, the consolidated income statement, the consolidated statement of recognized income and expense, the consolidated cash flow statement and the notes thereto for the year then ended, the preparation of which is the responsibility of the Parent Company's sole director. Our responsibility is to express an opinion on the aforementioned consolidated annual accounts taken as a whole, based upon work performed in accordance with auditing standards generally accepted in Spain, which require the examination, through the performance of selective tests, of the evidence supporting the annual accounts, and the evaluation of their presentation, of the accounting principles applied, and of the estimates made. Our work did not include the audit of the 2005 annual accounts of several subsidiaries, whose assets and net profit represent 9.2% and 5.4%, respectively, of the consolidated totals. Said annual accounts were audited by other auditors (see Appendix for details) and our opinion in this audit report on the Iberdrola Energías Renovables Group's consolidated annual accounts with regard to these subsidiaries is based solely on the reports of these auditors.

2. The accompanying 2005 consolidated annual accounts are the first ones which the Group has prepared, in a voluntary way, by applying the international financial reporting standards adopted by the European Union (IFRS-EU), which in general require that comparative information be included in the financial statements presented. Thus, in accordance with mercantile law, for comparative purposes the Parent Company's sole director has included for each of the captions included in the consolidated balance sheet, the consolidated income statement, the consolidated statement of recognized income and expense, the consolidated cash flow statement and the notes thereto, in addition to the figures of 2005, those of 2004, which have been obtained by applying IFRS-EU in effect at December 31, 2005 and which were not audited. Our opinion refers only to the consolidated annual accounts for 2005.

3. In our opinion, based on our audit and on the reports of the other auditors, the accompanying 2005 consolidated annual accounts give a true and fair view, in all material respects of the equity and financial position of Iberdrola Energías Renovables II, S.A.U. and its subsidiaries at December 31, 2005 and the consolidated results of its operations, the changes in consolidated equity contained in the consolidated statement of recognized income and expense and the consolidated cash flow for the year then ended and contain the required information necessary for their adequate interpretation and comprehension, in conformity with the international financial reporting standards adopted by the European Union which are consistent with those applied to the figures and information corresponding to the 2004 consolidated financial statements which have been included in the 2005 annual accounts for comparative purposes.

4. The accompanying consolidated management report for the year ended December 31, 2005 contains such explanations as the Parent Company's sole director considers appropriate concerning the situation of Iberdrola Energías Renovables II, S.A.U. and its subsidiaries, the evolution of their business and other matters, and is not an integral part of the consolidated annual accounts. We have checked that the accounting information included in the consolidated management report mentioned above agrees with the consolidated annual accounts for the year ended December 31, 2005. Our work as auditors is limited to verifying the consolidated management report in accordance with the scope mentioned in this paragraph, and does not include the review of information other than that obtained from the accounting records of the consolidated companies.

ERNST & YOUNG, S.L.
Signed on the original in Spanish

April 3, 2006

IBERDROLA ENERGÍAS RENOVABLES II, S.A.U. AND SUBSIDIARIES

Consolidated Annual Accounts and Management Report for the year ended December 31, 2005

CONTENTS

IBERDROLA ENERGÍAS RENOVABLES II, S.A.U. AND SUBSIDIARIES

Consolidated balance sheet

	Notes	At December 31 2005	2004 (unaudited)
		Thousands of euros	
ASSETS			
NON-CURRENT ASSETS			
Intangible assets	9	42,405	13,468
Goodwill		30,850	2,877
Other intangible assets		11.555	10.591
Property, plant & equipment	10	3,460,054	2,815,987
Property, plant and equipment in use		3,139,575	2,401,447
Property, plant and equipment in progress		320,479	414,540
Financial assets	11	30,319	57,859
Investments accounted for using the equity method		143	33,990
Non-current equity investments		288	4,217
Other non-current financial investments		29,888	19,652
Non current trade and other receivables	19	10,727	17,780
Deferred tax assets	18	55,449	51,944
		3,598,954	2,957,038
CURRENT ASSETS			
Current Trade and other receivables	32	293,184	205,711
Current Financial assets	11	33,439	12,141
Current equity investments		485	7,588
Other financial investments		32,954	4,553
Tax receivables	19	101,399	124,989
Cash and cash equivalents		61,350	27,597
		489,372	370,438
TOTAL ASSETS		4,088,326	3,327,476
EQUITY AND LIABILITIES			
Of shareholders of the parents	12		
Share capital		164,600	164,600
Share premium		101,979	60,342
Unrealized assets and liabilities revaluation reserve		(8,643)	(9,070)
Other reserves		153,402	172,736
Translation differences		2,159	2,206
Net Profit for the year		144,325	34,463
		557,822	425,277
Of Minority interests		66,539	15,871
		624,361	441,148
NON-CURRENT LIABILITIES			
Deferred income	13	90,928	14,728
Provisions	14	27,375	1,631
Provisions for pensions and similar obligations		525	(18)
Other provisions		26,850	1,649
Bank Borrowings and other financial liabilities		365,985	349,128
Bank borrowings-loans	15	293,125	270,509
Derivative financial instruments	16	72,860	78,619
Other non-current liabilities	17	495,191	507,738
Deferred tax liabilities	18	25,404	9,639
		1,004,883	882,864
CURRENT LIABILITIES			
Provisions		8,791	205
Other provisions		8,791	205
Bank borrowings and other financial liabilities		79,078	24,336
Bank borrowings-loans	15	78,435	24,336
Derivative financial instruments	16	643	—
Trade and other payables		2,371,213	1,978,923
Trade payables		123,223	28,929
Current tax liabilities and other tax payables	19	76,907	34,791
Other current liabilities	32	2,171,083	1,915,203
		2,459,082	2,003,464
TOTAL LIABILITIES		3,463,965	2,886,328
TOTAL EQUITY AND LIABILITIES		4,088,326	3,327,476

(*) The consolidated balance sheet for 2004 is presented for information purposes only.

Notes 1 to 37 to the accompanying consolidated financial statements and the appendix are an integral part of the consolidated balance sheet

IBERDROLA ENERGÍAS RENOVABLES II, S.A.U. AND SUBSIDIARIES

Consolidated income statement for the year ended December 31

	Notes	2005	2004 (unaudited)
		For the years ended December 31, 2005 and 2004 (*)	
		Thousands of euros	
Revenue	20	**557,256**	**329,452**
Staff costs	21	(21,651)	(13,225)
Capitalised staff costs	21	5,656	3,941
Outside services	22	(77,367)	(68,655)
Other operating income		8,044	9,832
		(85,318)	**(68,107)**
Taxes other than income tax		(14,302)	(5,308)
		457,636	**256,037**
Depreciation and amortization charge and allowances	23	(149,889)	(108,539)
PROFIT FROM OPERATIONS		**307,747**	**147,498**
Result of companies accounted for using the equity method		36	(5,019)
Finance income	24	4,423	8,171
Finance costs	25	(68,780)	(88,834)
Gains on disposal of non-current assets		157	—
Losses on disposal of non-current assets		(219)	—
PROFIT BEFORE TAX		**243,364**	**61,816**
Income tax	18	(90,164)	(23,482)
NET PROFIT FOR THE YEAR		**153,200**	**38,334**
Attributable to:			
Equity holders of the parent		144,325	34,463
Minority interests	12	8,875	3,871
		153,200	**38,334**

(*) The consolidated income statement for the year ended December 31, 2004 is presented for information purposes only.

Notes 1 to 37 to the accompanying consolidated financial statements and the appendix are an integral part of the consolidated income statement.

IBERDROLA ENERGÍAS RENOVABLES II, S.A.U. AND SUBSIDIARIES

Consolidated statement of recognized income and expense

	For the years ended December 31, 2005 and 2004 (*)					
	Year ended December 31, 2005			Year ended December 31, 2004 (unaudited)		
	Of the parent company	Of minority interests	Total	Parent company	Minority interests	Total
			Thousands of euros			
Net income recognized directly in equity						
Other reserves						
Negative goodwill	—	—	—	(146)	—	(146)
Extraordinary income	—	—	—	12,365	—	12,365
Start-up expenses	632	—	632	(319)	—	(319)
Translation differences	—	—	—	(2,198)	—	(2,198)
Project development costs	1,193		1,193	5,459	—	5,459
Other	295	—	295	—	—	—
	2,120	**—**	**2,120**	**15,161**	**—**	**15,161**
Unrealized assets and liabilities revaluation reserves						
Change in the value of as cash flow hedges	427	—	427	(3,381)	—	(3,381)
	427	**—**	**427**	**(3,381)**	**—**	**(3,381)**
Translation differences						
Net change in translation differences	(47)	—	(47)	2,206		2,206
	(47)	**—**	**(47)**	**2,206**	**—**	**2,206**
Net profit for the year	**144,325**	**8,875**	**153,200**	**34,463**	**3,871**	**38,334**
	146,825	**8,875**	**155,700**	**48,449**	**3,871**	**52,320**

(*) The consolidated statement of recognized income and expense for 2004 is presented for information purposes only.

Notes 1 to 37 to the accompanying consolidated financial statements and the appendix are an integral part of the consolidated statement of recognized income and expense.

IBERDROLA ENERGÍAS RENOVABLES II, S.A.U. AND SUBSIDIARIES

Consolidated cash flow statements

	Notes	For the years ended December 31, 2005 and 2004 (*) 2005	2004 (unaudited)
		Thousands of euros	
Cash flows from operating activities (I)			
Profit for the year		**153,200**	**38,334**
Adjustments for:			
Depreciation and amortization expense and provisions	23	149,889	108,539
Net result of associates	11	(36)	(6)
Gains on disposal of non-current assets		62	—
Restatement of non-current tax credits	18	5,188	—
Capitalized employee benefits and finance expenses	10, 21, 24	(7,593)	(9,157)
Income and expense recognized directly in reserves	12	2,547	13,978
Deferred tax	18	8,119	4,863
Change in working capital			
(Increase) in trade and other receivables		(63,883)	(88,637)
Increase in current trade and other payables		400,876	930,414
		648,369	**998,328**
Cash flows from investing activities (II)			
Investment in intangible assets	9	(5,238)	(3,400)
Investment in property, plant and equipment	10	(609,697)	(623,454)
Investment in subsidiaries, net of cash and cash equivalents acquired	27	(97,870)	(58,701)
Purchase of other non-current financial assets		(13,320)	(14,412)
Derecognition of intangible assets	9	3,383	—
Derecognition of property, plant and equipment	10	8,789	(12,236)
Derecognition of non-current financial assets		3,034	—
Impact of changes in consolidation method and/or scope		40,356	(166,118)
Translation differences		(177)	8
		(670,740)	**(878,313)**
Cash flows from financing activities (III)			
Deferred income	13	30,846	8,096
Contributions to provisions	14	(61)	(3)
Cash proceeds from borrowings		16,857	508,598
Cash repayment or transfer of borrowings from non-current to current		(12,547)	(577,929)
Increases in and/or use of tax credits		1,865	(17,780)
Dividends paid		(14,280)	—
Change in working capital			
Change in working capital for current financial assets		(21,298)	16,064
Change in working capital for current interest bearing loans and borrowings		54,742	(65,018)
		56,124	**(127,972)**
Net increase in cash and cash equivalents (I+II+III)		**33,753**	**(7,957)**
Cash and cash equivalents at January 1		27,597	35,554
Cash and cash equivalents at December 31		**61,350**	**27,597**

(*) The consolidated cash flow statement for 2004 is presented for information purposes only.

Notes 1 to 37 to the accompanying consolidated financial statements and the appendix are an integral part of the consolidated cash flow statement.

Notes to the consolidated financial statements
December 31, 2005

1. GROUP ACTIVITY

Iberdrola Energías Renovables II, S.A.U., was incorporated on July 9, 2001. It engages in all activities, projects and services related to:

- The production and marketing of electricity generated using a range of renewable energies, including but not restricted to, hydro-electric or mini-hydroelectric, wind, solar, photovoltaic, biomass and energy from waste, as well as the development, construction, operation and maintenance of these kinds of renewable energy plants.
- The start-up of all kinds of services related to the engineering of renewable energy power plants in general, and specifically research, engineering or energy consultancy studies, and environmental, technical and economic studies relating to such power plants. Also, the operation and maintenance of plants owned by third parties and participation in projects concerning such plants both as owner or as contractor for their operation, conservation and maintenance.

The Company's registered office is at calle Tomás Redondo, 1, Madrid.

The subsidiaries mainly engage in the generation of electricity from renewable energy sources, both in Spain and abroad. Details of these companies are presented in an appendix to the consolidated financial statements under "Information on subsidiaries, associates and investees of Iberdrola Energías Renovables II, S.A.U."

2. BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a) Accounting policies applied

The Iberdrola Energías Renovables Group's 2005 consolidated financial statements were prepared by the Sole Director in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union, in conformity with Regulation EC 1606/2002 of the European Parliament and of the Council.

These consolidated financial statements were drawn up voluntarily for the first time in 2005, the Iberdrola Energías Renovables group being under no obligation to present accounts as its Parent Company, Iberdrola Energías Renovables II, S.A.U., is a subsidiary of another parent, Iberdrola, S.A., which prepares and presents consolidated financial statements.

The accompanying consolidated financial statements were prepared in accordance with IFRS 1 which allows, in certain cases, specific options that first-time adopters of IFRS can use in drawing up their financial and accounting information. The optional treatments applied by the Group are as follows:

- The Group has opted not to restate business combinations that occurred before January 1, 2004, according to IFRS principles and therefore has written down against reserves all outstanding assets and liabilities allowed under Spanish GAAP which are not reported under IFRS.
- Translation differences generated prior to December 31, 2003, have been classified as "Other reserves" under equity. As a result, if a subsidiary is sold only those translation differences generated after December 31, 2003, will be recognized on the income statement.

IFRS also allow a number of alternative treatments in their regular application, including the following:

- IFRS allow an option whereby finance costs generated by external finance allocated to assets in progress can be recognized as an increase in the cost of acquisition of the assets. The Group has opted to capitalize these finance costs.
- Investments in joint ventures can be consolidated either using the proportionate consolidation method or using the equity method provided the same criteria are applied to all the stakes in joint ventures owned by the Group. The Group consolidates all companies in which it shares control with other partners using the proportionate consolidation method.
- "Intangible assets" and "Property, plant and equipment" can be measured either at fair value or at acquisition cost, adjusted for accumulated depreciation and amortization and any impairment.

The Group has opted to recognize these assets at adjusted acquisition cost.

- IFRS allow two possible treatments of government grants: deduct from the carrying amount of the asset the grant received for its acquisition or present the grants as deferred income under liabilities in the balance sheet. The Group has opted for the latter option.

The disclosures required by IFRS 1 regarding the transition from Spanish GAAP to IFRS are given in Note 3.

b) Consolidation principles

As of December 31, 2005, all subsidiaries controlled by Iberdrola Energías Renovables were fully consolidated. Companies considered insignificant to the fair presentation of the Group were not fully consolidated in the December 31, 2004 statements. The impact of fully consolidating these companies as of December 31, 2004, would have been wholly immaterial in relation to the Group's consolidated financial statements.

The Iberdrola Energías Renovables Group considers that it has control over a company when it has the power to govern its financial and operating policies so as to obtain benefits from its activities.

Jointly controlled entitites that Iberdrola Energías Renovables manages together with other companies were consolidated using proportionate consolidation.

The associates over which the Iberdrola Energías Renovables Group does not exercise control but does have a significant influence were accounted for in the consolidated balance sheet by the equity method. For the purposes of these Consolidated Annual Accounts, it is considered that a significant influence is exercised over companies in which the Group has an ownership of over 20%, except in specific cases in which, although the Group´s ownhership interest is lower, the existence of a significant influence can be clearly demonstrated.

The appendix to the consolidated financial statements lists all Iberdrola Energías Renovables II, S.A.U.'s subsidiaries, jointly controlled entities and associates, together with the consolidation or measurement basis used in preparing the accompanying consolidated financial statements and other related disclosures.

The operations of Iberdrola Energías Renovables II, S.A.U. and of its consolidated subsidiaries and jointly controlled entities are consolidated in accordance with the following basic principles:

- On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are recognized at fair value. Any excess of the cost of acquisition of the subsidiary over the company's interest in the fair value of the assets and liabilities is recognized as goodwill.

  If the company's interest in the net fair value fair value of the acquired assets and liabilities (negative goodwill) exceeds the cost of the business combination, that excess is recognized immediately in the consolidated income statement as a gain.

  However, under the exemption allowed by IFRS 1 for business combinations that occurred before the transition date, all subsidiaries acquired before January 1, 2004 were accounted for in the consolidation process using the method described in Note 2, a).

  Results of subsidiaries acquired or sold in the year are included in the consolidated income statement as from the effective date of acquisition or up to the effective date of sale.

- Goodwill acquired in business combinations ceases to be amortized after January 1, 2004, the IFRS transition date, but is instead tested for impairment, at least once a year, and written down as necessary.

- The result of measuring investments in associates using the equity method (after eliminating transactions between Group companies) is recognized under "Other reserves" and "Share of profit/ (loss) of associates" on the accompanying consolidated balance sheet and income statement, respectively.

- The interests of minority shareholders in the equity and results of the fully consolidated subsidiaries and proportionately consolidated joint ventures are presented under "Equity—Minority interests" on the liability side of the consolidated balance sheet and "Minority Interests" in the consolidated income statement, respectively.

- The financial statements of foreign companies have been translated into euros using the year-end exchange rate method. This method consists of translating all assets, rights and obligations into euros at the exchange rates prevailing at the date of the consolidated financial statements, translating consolidated income statement items at the average exchange rates for the year, and translating equity items at the exchange rates applying at their date of acquisition (or in the case of retained earnings at the average exchange rates for the year they were generated, provided there were no material transactions that would make this misleading).
- All accounts and transactions between fully and proportionately consolidated companies have been eliminated in consolidation.

3. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS, IFRS

The information below is given for information purposes only. As explained in Note 2 a) the Iberdrola Energías Renovables Group was not obliged to prepare consolidated financial statements in 2004 and therefore did not do so.

a) Reconciliation of Iberdrola Energías Renovables Group's equity as of January 1 and December 31, 2004, under Spanish GAAP and IFRS

January 1, 2004	Note	Spanish GAAP	Net reconciliation for transition to IFRS	IFRS
		Thousands of euros		
Goodwill		2,877	—	2,877
Other intangible assets	2	10,457	(2,594)	7,863
Property, plant and equipment	3	2,105,195	(9,742)	2,095,453
Financial assets		5,240	—	5,240
Non-current trade and other receivables	5	22,380	26,339	48,719
Deferred expenses	6	12,339	(12,339)	—
Non-current assets		**2,158,488**	**1,664**	**2,160,152**
Current trade and other receivables		242,063	—	242,063
Financial assets		28,205	—	28,205
Cash and cash equivalents		35,554	—	35,554
Current assets		**305,822**	**—**	**305,822**
Total Assets		**2,464,310**	**1,664**	**2,465,974**
Minority interests	7	11,679	(11,679)	—
Negative goodwill	8	1,991	(1,991)	—
Deferred income		6,849	—	6,849
Provisions		4,802	—	4,802
Bank borrowings and other financial liabilities	9	950,131	50,579	1,000,710
Other liabilities		1,065,106	—	1,065,106
Total current and non-current liabilities		**2,040,558**	**36,909**	**2,077,467**
Total assets less liabilities		**423,752**	**(35,245)**	**388,507**
Share capital		164,600	—	164,600
Share premium		60,342	—	60,342
Unrealized assets and liabilities revaluation reserve	10	—	(5,689)	(5,689)
Other reserves	12	131,921	(36,946)	94,975
Profit for the year	12	66,889	(4,289)	62,600
Of minority interests	7	—	11,679	11,679
Equity		**423,752**	**(35,245)**	**388,507**

December 31, 2004	Note	Spanish GAAP	Net reconciliation for transition to IFRS	IFRS
		Thousands of euros		
Goodwill	1	2,797	80	2,877
Other intangible assets	2	12,362	(1,771)	10,591
Property, plant and equipment	3	2,817,823	(1,836)	2,815,987
Financial assets	4	57,949	(90)	57,859
Non-current trade and other receivables	5	40,605	29,119	69,724
Deferred expenses	6	6,230	(6,230)	—
Non-current assets		**2,937,766**	**19,272**	**2,957,038**
Current trade and other receivables		330,700	—	330,700
Financial assets		12,141	—	12,141
Cash and cash equivalents		27,597	—	27,597
Current assets		**370,438**	**—**	**370,438**
Total assets		**3,308,204**	**19,272**	**3,327,476**
Minority interests	7	15,871	(15,871)	—
Negative goodwill	8	2,082	(2,082)	—
Deferred income		14,728	—	14,728
Provisions		1,631	—	1,631
Bank borrowings and other financial liabilities	9	300,103	73,361	373,464
Other liabilities	4	2,496,595	(90)	2,496,505
Total current and non-current liabilities		**2,831,010**	**55,318**	**2,886,328**
Total assets less liabilities		**477,194**	**(36,046)**	**441,148**
Share capital		164,600	—	164,600
Share premium		60,342	—	60,342
Unrealized assets and liabilities revaluation reserve	10	—	(9,070)	(9,070)
Other reserves	12	198,810	(26,074)	172,736
Translation differences	11	8	2,198	2,206
Net profit for the year	12	53,434	(18,971)	34,463
Of minority interests	7	—	15,871	15,871
Equity		**477,194**	**(36,046)**	**441,148**

1) The increase is due to reversal of the amortization provision charged against this item in 2004.

2) The decrease is due to the elimination of start-up, pre-start-up and capital increase expenses under the IFRS implementation of IAS 38—Intangible Assets.

The new standards resulted in a net reduction in equity of 1,367 thousand euros and 1,151 thousand euros as of January 1 and December 31, 2004, respectively. This was the difference between the gross value of assets written off (net of the 2,594 thousand euros and 491 thousand euros, respectively, of assets written down and transferred to "Property, plant and equipment) of 2,103 thousand euros and 1,771 thousand euros, respectively, and the corresponding deferred tax assets, which were 736 thousand euros and 620 thousand euros, respectively.

The reduction in "Equity" was allocated to "Other reserves" and "Profit for the year" as explained in Note 12) below.

3) This relates to the net write-down of certain costs of developing projects and installations and the corresponding deferred tax asset. This adjustment was due to the interpretation of the IFRS valuation rules regarding the capitalization of costs incurred in the construction of property, plant and equipment for own use.

Applying this standard reduced equity by 6,652 thousand euros and 1,193 thousand euros as of January 1 and December 31, 2004, respectively. These are net figures for the differences between the gross amounts of assets written down, 10,233 thousand euros and 1,836 thousand euros, respectively, and the corresponding deferred tax assets of 3,581 thousand euros and 643 thousand euros, respectively.

The reduction in equity was allocated to "Other reserves" and "Profit for the year" as explained in Note 12) below.

4) Adjustment to financial assets and other payables of 90 thousand euros for undue payments made to a company that was not consolidated as of December 31, 2004.

5) The increase reflects the IFRS adjustments to "Deferred tax assets." The detail of their impact on reserves and profit is as follows:

		12/31/04			(*)
	Note	Impact on Profit	Impact on Reserves	Total	01/01/04
		Thousands of euros			
Start-up expenses	2	(288)	908	620	736
Project development costs	3	—	643	643	3,581
Deferred expenses	6	340	—	340	—
Value of financial instruments					
Hedging	9	—	4,884	4,884	3,064
Non-hedging	9	3,676	18,956	22,632	18,958
		3,728	25,391	29,119	26,339

(*) Impact only on Reserves

6) Under Spanish GAAP costs incurred in the issue of financial instruments and the difference between the redemption value and value of assets received at the time of some financing transactions were recognized under "Deferred expenses."

As part of the transition to IFRS, these deferred expenses were reclassified or written off reducing the value of the financial liabilities that gave rise to them, such that these were then carried at amortized cost as required under IAS 39—Financial Instruments.

Application of this standard reduced profit for 2004 by 632 thousand euros (see Note 12), which is the net amount of the 972 thousand euros written off and the related 340 thousand euros deferred tax asset.

Deferred expenses were reclassified as reductions in the amounts owed under "Bank borrowings and other financial liabilities" of 12,339 thousand euros and 5,258 thousand euros as of January 1 and December 31, 2004, respectively (see Note 9).

7) "Equity—Minority interests" on the balance sheet shows minority shareholders' interests in the profit of consolidated subsidiaries and is presented in accordance with IFRS as part of equity.

8) Negative goodwill that was not attributed to specific assets at the time of a business combination were recognized under "Other reserves" and "Profit" at the transition date (see Note 12).

9) The increase in "Bank borrowings and other financial liabilities" is the net result of measuring hedging and non-hedging derivative financial instruments at fair value and all other financial liabilities at amortized cost (see Note 6). The detail of this increase is as follows:

	01/01/04	12/31/04
	Thousands of euros	
Reclassification of Deferred expenses—"Financial liabilities at amortized cost" (see Note 6)	(12,339)	(5,258)
Value of hedging derivatives	8,753	13,954
Value of non-hedging derivatives	54,165	64,665
	50,579	73,361

10) Under IFRS, adjustments to the value of derivatives classified as cash-flow hedges are recognized net of tax effects (see Notes 5 and 9) in "Unrealized assets and liabilities revaluation reserve."

11) Under the options allowed by IFRS 1 on standards applying at the transition date, explained in Note 2 a) translation differences generated before December 31, 2003, were transferred from "Other reserves" to a specific account: "Equity—Translation differences".

12) The adjustments on the transition to IFRS that had an impact on "Other reserves" and "Profit for the year" were as follows:

	Note	01/01/04 Other reserves	Profit for the year	Total
		Thousands of euros		
Start-up expenses	2	(1,367)	—	(1,367)
Project development costs	3	(6,564)	(88)	(6,652)
Negative goodwill	8	6,192	(4,201)	1,991
Value of non-hedging derivatives	9	(35,207)	—	(35,207)
		(36,946)	(4,289)	(41,235)

	Note	12/31/04 Other reserves	Profit for the year	Total
		Thousands of euros		
Goodwill	1	—	80	80
Start-up expenses	2	(1,686)	535	(1,151)
Project development costs	3	(1,193)	—	(1,193)
Deferred expenses	6	—	(632)	(632)
Negative goodwill	8	1,845	237	2,082
Value of financial instruments				
Non-hedging	9	(35,207)	(6,826)	(42,033)
Translation differences	11	(2,198)	—	(2,198)
Extraordinary income	(*)	12,365	(12,365)	—
		(26,074)	(18,971)	(45,045)

(*) See reconciliation of income statement in paragraph b) below.

b) Reconciliation of Iberdrola Energías Renovables Group's 2004 income statement under Spanish GAAP and IFRS

December 31, 2004	Spanish GAAP	Net reconciliation amount on transition to IFRS	IFRS
		Thousands of euros	
Revenue	329,452	—	329,452
Staff costs	(13,225)	—	(13,225)
Capitalised staff costs	3,941	—	3,941
Outside services and tax other than income tax	(65,857)	(8,106)	(73,963)
Other operating income	3,938	5,894	9,832
Depreciation and amortization charge and allowences	(110,194)	1,655	(108,539)
	(181,397)	**(557)**	**(181,954)**
Profit from operations	**148,055**	**(557)**	**147,498**
Result of companies accounted for using the equity method and goodwill amortization	(5,099)	80	(5,019)
Net finance costs	(70,161)	(10,502)	(80,663)
Profit from ordinary activities	**72,795**	**(10,979)**	**61,816**
Extraordinary income	11,720	(11,720)	—
Profit before tax	**84,515**	**(22,699)**	**61,816**
Income tax	(27,210)	3,728	(23,482)
Net profit for the year	**57,305**	**(18,971)**	**38,334**
Attributable to:			
Equity holders of the Parent	53,434	(18,971)	34,463
Minority interests	3,871	—	3,871
	57,305	**(18,971)**	**38,334**

The only line in the Spanish GAAP to IFRS reconciliation not explained in section a) above is the adjustment to extraordinary income (see reconciliation of "Other reserves" in Note a-12).

The transfer to profit of capital grants is recognized as a reduction in amortization charges.

For the purposes of the reconciliation of both financial statements, the IFRS adjustments that had an impact on profit, along with the impact each had on each item of the consolidated income statement, are presented below.

(Expense) / Income	Note	External services	Other operating income	Depreciation and amortization expense and provisions	Amortization of goodwill	Net finance costs	Extraordinary income	Income tax expense	12 a) Total
					Thousands of euros				
Goodwill	1 a)	—	—	—	80	—	—	—	80
Start-up expenses	2 a)	(791)	—	1,587	—	—	27	(288)	535
Deferred expenses	6 a)	(972)	—	—	—	—	—	340	(632)
Negative goodwill	8 a)	—	237	—	—	—	—	—	237
Value of financial instruments Non-hedging	9 a)	—	—	—	—	(10,502)	—	3,676	(6,826)
Capital grants transferred to profit or loss		—	—	68	—	—	(68)	—	—
Extraordinary income and expense		(6,343)	5,657	—	—	—	(11,679)	—	(12,365)
		(8,106)	5,894	1,655	80	(10,502)	(11,720)	3,728	(18,971)

4. REGULATIONS GOVERNING ELECTRICITY GENERATION UNDER THE SPECIAL REGIME IN SPAIN

The Group's power generation business in Spain is regulated by the Spanish Electricity Industry Law 54/1997 and subsequent implementing regulations.

On March 27, 2004, the government published Royal Decree 436/2004 setting out the method for updating, systematizing and restructuring the legal and economic framework for electricity generation under Spain's special regime. The Royal Decree allows renewables/CHP electricity generators to select one of two remuneration schemes. Under the first scheme, the generator sells electricity to the distributor at a fixed price which is defined in Article 2 of Royal Decree 1432/2002 as between 90% and 80% of the average electricity tariff over the full useful life of the plant in question. Under the second it sells electricity at the wholesale pool price plus an incentive bonus and a premium. The incentive bonus is set at 10% of the average tariff and the premium at 40%.

These tariffs, premiums and incentives will be reviewed in 2006 and will apply to all plants coming on stream after January 1, 2008, but not retrospectively to past tariffs and premiums.

5. ACCOUNTING POLICIES

The principal accounting policies used in preparing the accompanying consolidated financial statements were as follows:

a) Revenue recognition

Revenue from sales is measured at the fair value of the assets or rights received as consideration for the goods and services provided in the ordinary operating activities of Group companies net of discounts and applicable taxes, and is recognized at the time that the goods and ownership have passed to the buyer.

Interest income is accrued on a time proportional basis, by reference to the principal outstanding and the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the asset to that assets carrying amount.

Dividend income is recognized when the Iberdrola Energías Renovables Group companies' right to receive the payment is established.

b) Associates

Associates are companies over which the Group exercises significant influence but which are neither subsidiaries nor jointly controlled entities. Therefore, the Group has the power to participate in their financial and operating decisions, but not to fully or jointly control them.

Investments in associates are accounted for using the equity method except where the investment is considered to be available, for sale, in which case it is measured at fair value (Note 5.j). Under the equity method, investments are measured initially at acquisition cost, subsequently adjusted for changes to each company's equity, taking into consideration the percentage of ownership and any impairments.

Gains or losses on transactions with associates are eliminated in proportion to the Group's percentage ownership of the companies concerned.

c) Joint ventures

A joint venture is a company formed by several partners to carry out an activity under their joint control. Joint control means that the financial strategy and operating decisions of the company require the consent of the venturers.

Iberdrola Energías Renovables Group companies that directly undertake jointly controlled activities include in their financial statements the proportion of the assets and liabilities managed and their share of income and expenses, using proportionate consolidation.

Goodwill arising on the acquisition of interests in joint ventures is recognized in accordance with the Group's accounting policies described below.

d) Goodwill

Goodwill arising in consolidation is the difference between the price paid to acquire subsidiaries or jointly controlled entities (consolidated using either the full or the proportionate consolidation method) and the Group's percentage ownership of the fair value of the components making up the net assets of these companies at the time of acquisition. Goodwill arising from acquisitions of companies with a functional currency other than the euro is translated to euros at the exchange rates prevailing at the consolidated balance sheet date.

Goodwill acquired after January 1, 2004 is measured at acquisition cost. Goodwill acquired before this date is recognized at its net carrying amount at December 31, 2003, under Spanish GAAP. Since January 1, 2004, goodwill is not amortized in either instance. Instead, at the end of each financial year goodwill is tested to see whether its recoverable value has been impaired to below its carrying amount and any such impairment is written down (see Note 5.i).

e) Other intangible assets

Concessions, licenses and similar basically comprises surface and transit rights on the Group's land holdings measured at acquisition cost. Concession periods are from 50 to 75 years, but the Group amortizes surface rights and easements on a straight-line basis in accordance with the life of the assets located on the concession, from the moment the plant concerned comes on stream.

Computer software includes acquisition and development costs for basic IT systems used in managing the Group, recognized under "Other intangible assets" in the consolidated balance sheet.

Computer system maintenance costs are recorded with a charge to the consolidated income statement for the year in which they are incurred.

Computer software is amortized on a straight-line basis over a period of between three and five years from the time each application is put to use.

f) Property, plant and equipment

Property, plant and equipment is stated at cost, including, where appropriate, the following items:

- External finance costs accrued solely in the construction period.

  The Group determines the amount of capitalizable finance costs according to the following procedure:

  - Specific sources of finance used for the acquisition or construction of specific Company assets are assigned to these assets and capitalised in full.
  - General sources of finance, whether equity or debt, are assigned proportionately to the rest of the assets. Finance costs accrued on external funds and assigned to property, plant and equipment in progress are capitalised by applying the average effective interest rate for all general finance sources to the average accumulated amount of capitalisable investment.

  The average capitalization rates used to determine the interest expense capitalised in 2005 and 2004 were 3.6% and 3.5%, respectively.

  In 2005 and 2004, the Group used the process explained above to capitalise finance costs of 1,937 thousand euros and 5,216 thousand euros, respectively, under "Property, plant and equipment", recognized as "Finance income" on the consolidated income statements.

- Staff costs relating directly or indirectly to construction in progress.

  In 2005 and 2004, 5,656 thousand euros and 3,941 thousand euros, respectively, were capitalised for this concept.

- Under the specific legislation applying to the subsidiary Metal Industry of Arcadia C. Rokas, S.A., all future costs for the dismantling of its production plants were capitalized at their present value at the time the plant came into operation. This amount was then recognized under "Provisions—Other provisions" in the accompanying consolidated balance sheet.

  This company reviews its estimates of these future costs annually and increases or reduces the carrying amount of the asset accordingly.

The Group transfers work in progress to property, plant and equipment in use once the plant start-up is authorized.

The costs of expansion of or improvements to property, plant and equipment leading to increased productivity or capacity or to a lengthening of the useful lives of the assets are capitalised.

Replacement or renewal of complete units is recognized as an addition to property, plant and equipment, and the units replaced or renewed are derecognized.

Gains or losses on the disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset.

g) Depreciation of property, plant and equipment in use

The cost of "Property, plant and equipment" in use is depreciated on a straight-line basis at annual rates based on the following years of estimated useful life:

	Average years of estimated useful life
Buildings	50
Wind farms	15 – 20
Hydro-electric plants:	
—Civil engineering	35 – 70
—Electromechanical equipment	35
Distribution facilities	40
Meters and measuring devices	15 – 27
Dispatching centers and other facilities	4 – 12

"Depreciation and amortization charge and allowances" in the accompanying 2005 and 2004 consolidated income statements includes 148,770 thousand euros and 106,592 thousand euros, respectively, for the depreciation of property, plant and equipment in use (see Note 10).

h) Leases

The Group classifies as finance leases all arrangements under which the lessor transfers to the lessee substantially all the risks and rewards incidental to ownership of the asset. All other leases are classified as operating leases.

Assets acquired under finance leases are recognised as non-current assets in accordance with their nature and function.

Each asset is depreciated over its useful life as the Group considers there to be no doubt that ownership of the assets will be transferred at the end of the lease term. Assets are measured at the lower of the present value of the lease payments or the fair value of the leased asset. At December 31, 2005 and 2004, the amounts of "Property, plant and equipment" in the consolidated balance sheet corresponding to assets under finance leases were, respectively 292 thousand euros and 271 thousand euros.

Expenses arising on operating leases are recognised in the income statement over the lese term on an accrual basis.

i) Impairment of assets

The Group assesses at each balance sheet date whether there is an indication that a non-current asset may be impaired. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of any impairment loss. In the case of identifiable assets that do not themselves generate any independent cash flows, the Group estimates the recoverable value of the cash flow generating unit to which the asset belongs.

In the case of goodwill and other intangible assets with an indefinite useful life or which have not yet come into use, the Group systematically assesses their recoverable value at each balance sheet date.

The recoverable amount is the higher of the asset's fair value less costs to sell and its value in use, measured as the present value of its estimated future cash flows.

If the recoverable amount of an asset is less than its carrying amount, an impairment loss is recognized for the difference with a charge to "Depreciation and amortization charge and allowances" in the consolidated income statement. Impairment losses recognized in previous years for all assets except goodwill are reversed with a credit to the aforementioned heading if the estimates of the recoverable amount of the asset change, leading to an increasing in its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognized. Impairment losses recognized in relation to goodwill are not reversed.

The consolidated income statements for 2005 and 2004 contained no amounts under this heading.

j) Financial instruments

Financial assets

The Group classifies all financial assets, current and non-current, into one of four categories:

- Financial assets at fair value through profit or loss, which are assets that meet the following criteria:
    1. The asset has been classified as held-for-trading financial assets and the Group therefore expects to derive profits from fluctuations in its price.
    2. The asset has been included in this classification upon initial recognition.

  Assets in this class are shown on the balance sheet at fair value, and changes in this fair value are recognized in "Finance costs" and "Finance income" on the income statement, as appropriate.

  The Group includes in this category derivative financial instruments that, while providing an effective hedge according to the group's risk management policy, do not meet the criteria for hedge accounting in IAS 39—Financial Instruments (see Note 16).

- Loans and receivables, which are initially recognized in the balance sheet at fair value and are subsequently measured at amortized cost using the effective interest rate method.

  The Group records a provision for any difference between the amount of the receivables considered recoverable, discounted to present value at the original interest rate, and their carrying amount.

- Held-to-maturity investments, which are those that the Group has the intention and ability to hold to maturity, and which are carried at amortized cost. At the balance sheet date 2005 and 2004 the Group had classified no investments in this category.

- Available-for-sale financial assets, which are all assets that are not classified in any of the preceding categories.

The Group management determines the classification of its financial assets after acquisition and reevaluates this designation at each financial year end.

Cash and cash equivalents

This heading in the consolidated balance sheet includes cash, sight accounts and other highly liquid short-term investments that can be realized in cash quickly and are not subject to a risk of change in value.

Bank borrowings and other financial liabilities

Loans and similar items are recorded initially at the amount received less transaction costs. In subsequent periods, these financial liabilities are measured at amortized cost using the effective interest rate method, except for hedged transactions, which are measured using the method described in the paragraph on "Derivative financial instruments and hedges" below. Also, obligations under finance leases (see Note 5.h) are recognized at the present value of the lease payments under "Bank borrowings-loans" in the consolidated balance sheet.

Trade and other payables

Trade payables are recognized at fair value initially and thereafter at amortized cost using the effective interest rate method.

Derivative financial instruments and hedges

Derivative financial instruments are initially recognized in the consolidated balance sheet at acquisition cost and subsequently remeasured at fair value as necessary. Any gains or losses arising from such changes in value are recognized in the income statement unless the derivative has been deemed a highly effective hedge (between 80% and 125%) in which case they are recognized as follows:

- In the case of fair value hedges, both changes in the fair value of financial derivatives classified as hedges and changes in the fair value of the hedged item attributable to the risk hedged are recognized as a charge or credit in the consolidated income statement, as appropriate. The net amount of gains or losses accrued by the hedged item and hedging instrument taken together are recognized under "Finance income" and "Finance costs." The Group has designated all hedges against exchange risk on balance sheet assets and liabilities as fair value hedges.

- In cash flow hedges and hedges of a net investment in a foreign operation, changes in the fair value of the hedging derivative relating to the ineffective portion of the hedges are recognized in the consolidated income statement, while the effective portion is recognized under "Unrealized assets and liability revaluation reserve" and "Translation differences", respectively, in the accompanying consolidated balance sheet. The cumulative gain or loss recognized in these headings is transferred to the relevant heading of the consolidated income statement as the hedged item affects net profit or loss or in the year in which the item is disposed of.

In measuring the fair value of the various financial instruments used, the Group uses assumptions based on market conditions at the balance sheet date. Specifically, the fair value of interest rate swaps is measured as the value of rate swap spreads discounted to present value at the market interest rate. Exchange rate futures contracts are measured by discounting to present value future cash flows from the contracts based on forward exchange rates at year-end.

The same method is used to determine the fair value of loans and credit.

k) Deferred income

"Deferred income" basically comprises any non-repayable grant to finance property, plant and equipment. The grant is taken to the income statement as the assets financed with the grant are depreciated.

"Other deferred income" includes amounts received from third-parties but not attributed to profit at the balance sheet date, for rights to use connection facilities to the electricity grid and other assets owned by the Group for a fixed period. These amounts are recognized on a straight-line basis under "Other operating income" in the accompanying consolidated income statement over the period for which the rights are granted.

l) Provisions for pensions and other provisions

The Group does not operate pension plans for its employees. These commitments are covered in the case of Spanish-based companies by the state Social Security system. There are two exceptions to this rule. The first relates to certain personnel transferred from Iberdrola, S.A. who have kept their rights under their pre-existing pension plan. Costs of this plan are passed on by Iberdrola, S.A. to Iberdrola Energías Renovables II, S.A.U. and came to 372 thousand euros in 2005 (zero in 2004). The second relates to the subsidiary Metal Industry of Arcadia C. Rokas, S.A. which operates a defined benefit pension plan (see Note 14).

The Group also recognizes provisions to cover present obligations (legal or constructive) as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. A provision is recognized when the liability or obligation arises, with a charge to the relevant heading in the income statement depending upon the nature of the obligation, for the present value of the provision when the effect of discounting the value of the obligation to present value is material. The change in the provision due to its discounting each year is recognized under "Finance costs" in the consolidated income statement.

m) Transactions in currencies other than the euro

Transactions in currencies other than the functional currencies of Group companies are recognized in the corresponding functional currency at the exchange rate prevailing at the time of the transaction. During the year, the differences arising between the exchange rates at which the transactions were recorded and those in force at the date on which the related collections or payments are made are debited or credited, as appropriate, to profit or loss.

Also, fixed-income securities and receivables and payables outstanding at December 31 denominated in currencies other than the functional currencies of Group companies are translated at the year-end exchange rate each year. The resulting differences are charged to "Finance costs" or credited to "Finance income" in the consolidated income statement, as appropriate.

Transactions carried out in foreign currencies where the Group has opted to use financial derivatives or other hedging instruments to mitigate the exchange risk are described in Note 5.j.

n) Current/non-current classification

Payables are classified according to the outstanding time to maturity at the balance sheet date. Debts falling due in less than twelve months are classified as current and those with longer maturities as non-current.

o) Income tax

Most of the companies in Iberdrola Energías Renovables Group file tax returns as part of the consolidated tax group headed by the sole shareholder. Iberdrola, S.A.. In consequence, taxable income, and tax relief and credits are calculated jointly.

Income tax expense is accounted for using the liability method based on the general balance. This determines deferred tax assets and liabilities on the basis of the carrying amounts of assets and liabilities and their tax base, using the tax rates that can objectively be expected to be in force when the assets or liabilities are realized or settled. Deferred tax assets and liabilities arising from a charge or credit directly to equity are also recognized through a charge or credit to equity.

The Group recognizes deferred tax assets whenever future taxable profits are expected against which these assets can be recovered.

Tax relief for double taxation and other reasons as well as tax credits earned as a result of financial events in the year are deducted from accrued income tax expense, unless there are doubts as to whether they can be claimed.

p) Consolidated Cash Flow Statements

The following terms are used in the consolidated cash flow statements, prepared using the indirect method, with the meanings indicated below:

- Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.
- Operating activities: the principal revenue-producing activities of Group companies and other activities that are neither investing nor financing activities.
- Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.
- Financing activities: activities that result in changes in the size and composition of the equity and borrowings of the Company that are not operating activities.

6. FINANCIAL RISK MANAGEMENT POLICY

Iberdrola Energías Renovables Group applies the General Risk Policy, which was approved in November 2004 by the Board of Directors of the sole shareholder Iberdrola S.A. Under this policy the Group undertakes to use its capabilities to the full in order to ensure that all the significant risks of all kinds are adequately identified, measured, managed and controlled, applying the following "basic action guidelines":

- Incorporation of the risk-opportunity approach into the Group's management.
- Separation, at operating level, of functions between the risk-taking areas and the areas responsible for analyzing, controlling and supervising the risks.
- Assurance of short and long-term business and financial stability, maintaining an appropriate balance between risk, value and benefit.
- Correct use of financial risk hedging instruments and their recognition in accordance with the applicable accounting and financial standards.
- Transparency in reporting on the Group's risks and the functioning of the systems developed to control them.
- Development of a risk-opportunity control and management culture within the Iberdrola Group.
- Coordination with general policy of all the specific risk-related policies that have to be implemented.
- Compliance with current regulations and legislation in relation to risk control, management and oversight.
- Continuous improvement on the basis of international best practice in Transparency and Good Corporate Governance in relation to risk control, management and oversight.

In order to implement this policy and respect these principles, the sole shareholder Iberdrola, S.A. has developed an Integral Risk Control and Management System based on a suitable definition, separation and assignment of functions and responsibilities, and of the required procedures, methodologies and support tools.

The System, which in November 2005 received quality certification from AENOR under the ISO 9001:2000 standard, is based on three fundamental cornerstones:

- A risk policy and limit structure, developed in 2005, that guarantees controlled management of the risks by the businesses.
- Monitoring and control of the risks in the income statement.
- Analysis and control of risks related to new investments.

Certain of Iberdrola, S.A.'s risk policies and limits on interest rates, exchange rates, liquidity and credit, which have been approved by the Operating Committee, apply to Grupo Iberdrola Energías Renovables, mainly as regards interest rate risk. Several items in the Group's balance sheet and the associated financial derivatives bear interest at fixed rates and are therefore exposed to the risk of fluctuations in fair value as a result of changes in market interest rates. Also, the Group is exposed to fluctuation in interest rates affecting cash flows in respect of items in the balance sheet and derivatives that bear interest at floating rates.

The Group mitigates this risk by managing the ratio of fixed to floating rate debt in the light of market circumstances, by refinancing and making use of interest rate derivatives, while remaining within its approved risk limits.

The debt structure as of December 31, 2005 and 2004, by fixed and floating interest rates and after allowing for hedging through derivatives, was as follows:

	2005	2004
	Thousands of euros	
Floating rate	56,603	47,267
Fixed rate	285,830	203,730
Capped rate	29,127	43,848
	371,560	294,845

For further information on the Group's borrowings see Notes 15 and 16.

Floating rate debt is chiefly benchmarked to the Euribor.

7. USE OF ESTIMATES AND SOURCES OF UNCERTAINTY

a) Accounting estimates

Certain assumptions and estimates were made in the preparation of these consolidated financial statements. The estimates with a material impact on the accompanying consolidated financial statements are as follows:

- Costs of closure and dismantling of electricity generation and distribution facilities:

  Each year, the Group revises its estimates on any costs that it may incur for the dismantling and final closure of its power plants. As of December 31, 2005, the only Group company to have made a provision for such costs was Metal Industry of Arcadia C. Rokas, S.A. (see Note 14) as under Greek law operating concessions have a limited term and it was therefore necessary to make a provision for their end.

Although these estimates are made based on the best information available at the balance sheet date, events may occur in the future that require adjustments (upwards or downwards) to be made prospectively in subsequent years. The effects of changes in estimates are recognized in the financial statements of the years in which they are made.

b) Sources of uncertainty

The sole source of uncertainty relates to the revision of Spain's regulatory regime for renewable energy, as set out in Royal Decree 436/2004, scheduled for 2006 and due to apply to plants coming into operation from January 1, 2008, though not retrospectively to existing plants. Two factors tend to mitigate this uncertainty, however:

- The Royal Decree in question says in its statement of intent that it guarantees the owners of renewable plants reasonable returns on their investments.
- The release of the new renewable energy plan, which raises Spain's target for renewable energy from 13,000 MW to 20,000 MW by 2010.

8. INFORMATION BY GEOGRAPHICAL AND BUSINESS SEGMENTS

a) Geographical segments

The information on geographical segments for 2005 is as follows:

	Spain	International	Total
	Thousands of euros		
Revenue	**521,296**	**35,960**	**557,256**
Net profit			
Operating profit by segment	287,341	20,406	307,747
Result of companies accounted for using the equity method	36	—	36
Finance income	3,799	624	4,423
Finance costs	(63,282)	(5,498)	(68,780)
Gains on disposal of non-current assets	157	—	157
Losses on disposal of non-current assets	(219)	—	(219)
Profit before tax	**227,832**	**15,532**	**243,364**
Income tax	(83,365)	(6,799)	(90,164)
Net profit for the year	**144,467**	**8,733**	**153,200**
Attributable to:			
Equity holders of the parent	135,892	8,433	144,325
Minority interests	8,575	300	8,875
	144,467	**8,733**	**153,200**
Segment assets	**3,769,785**	**318,541**	**4,088,326**
Segment liabilities	**3,260,738**	**203,227**	**3,463,965**

In 2004, the Group was only active in the Spanish market.

b) Business segments

Activity in 2004 consisted of the generation of electricity using renewable sources of energy.

In 2005, the Group acquired the subsidiary Metal Industry of Arcadia C. Rokas, S.A. and with it a presence in some non-energy businesses. However, the scale of these operations was immaterial as of December 31, 2005, and they are therefore not shown separately in these consolidated financial statements.

9. INTANGIBLE ASSETS

The detail of the movement in the cost and accumulated amortization in 2005 and 2004 in the various items under this heading is as follows:

	Goodwill	Concessions, patents, licenses, trademarks, and other	Computer software	Total
		Thousands of euros		
Cost at January 1, 2004	2,877	8,492	788	12,157
Increases	—	1,625	1,775	3,400
At December 31, 2004	2,877	10,117	2,563	15,557
Accumulated amortization at January 1, 2004	—	(1,303)	(114)	(1,417)
Amortization charge for the year	—	(413)	(259)	(672)
At December 31, 2004	—	(1,716)	(373)	(2,089)
Net carrying amount	2,877	8,401	2,190	13,468

	Goodwill	Concessions, patents, licenses, trademarks, and other	Computer software	Total
		Thousands of euros		
Cost at January 1, 2005	2,877	10,117	2,563	15,557
Changes in the consolidation method and/or scope	27,786	—	—	27,786
Additions	187	3,237	1,814	5,238
Disposals	—	(3,383)	—	(3,383)
At December 31, 2005	30,850	9,971	4,377	45,198
Accumulated amortization at January 1, 2005	—	(1,716)	(373)	(2,089)
Changes in the consolidation method and/or scope	—	2,526	—	2,526
Amortization charge for the year	—	(2,531)	(699)	(3,230)
Transfers		13	(13)	—
At December 31, 2005	—	(1,708)	(1,085)	(2,793)
Net carrying amount	30,850	8,263	3,292	42,405

At December 31, 2005 and 2004, there were no significant restrictions on the ownership of intangible assets.

10. PROPERTY, PLANT AND EQUIPMENT

The detail of movements in 2004 and 2005 in the various items under this heading, both in terms of costs and accumulated depreciation and provisions, is as follows:

December 31, 2004	Balance at 01/01/04	Changes in the consolidation method and/or scope	Additions and charges to provisions	Capitalized *employee* benefits and finance expenses	Disposals, write-offs and write-downs	Transfers	Balance at 12/31/04
			Thousands of euros				
Property, plant and equipment in use							
Cost							
Land and buildings	**14,294**	**2,226**	**4,656**	**—**	**—**	**—**	**21,176**
Electricity technical plant in use	**2,116,355**	**55,472**	**279,377**	**—**	**(2,084)**	**364,970**	**2,814,090**
Hydro-electric plants	226,931	—	11,891	—	—	31	238,853
Wind farms	1,773,723	55,472	241,123	—	(1,844)	334,658	2,403,132
Distribution facilities	115,686	—	26,363	—	(240)	30,281	172,090
Meters and measuring devices	15	—	—	—	—	—	15
Other items of property, plant and equipment in use	**1,873**	**95**	**2,847**	**—**	**—**	**65**	**4,880**
	2,132,522	**57,793**	**286,880**	**—**	**(2,084)**	**365,035**	**2,840,146**
Accumulated depreciation							
Buildings	**—**	**—**	**(128)**	**—**	**—**	**—**	**(128)**
Electricity technical plant in use	**(340,483)**	**(201)**	**(106,106)**	**—**	**12,302**	**(3,190)**	**(437,678)**
Hydro-electric plants	(116,711)	—	(8,900)	—	12,103	(3,190)	(116,698)
Wind farms	(214,113)	(201)	(97,206)	—	199	—	(311,321)
Distribution facilities	(9,656)	—	—	—	—	—	(9,656)
Meters and measuring devices	(3)	—	—	—	—	—	(3)
Other items of property, plant and equipment in use	**(535)**	**—**	**(358)**	**—**	**—**	**—**	**(893)**
	(341,018)	**(201)**	**(106,592)**	**—**	**12,302**	**(3,190)**	**(438,699)**
Carrying amount	**1,791,504**						**2,401,447**
Property, plant and equipment in progress							
Cost							
Electricity technical plant in progress	**305,941**	**127,903**	**336,574**	**9,157**	**—**	**(365,035)**	**414,540**
Prepayments and other property, plant and equipment in progress	**442**	**—**	**—**	**—**	**(442)**	**—**	**—**
Impairment provisions	**(2,434)**		**(26)**	**—**	**2,460**	**—**	**—**
	303,949	**127,903**	**336,548**	**9,157**	**2,018**	**(365,035)**	**414,540**
	2,095,453	**185,495**	**516,836**	**9,157**	**12,236**	**(3,190)**	**2,815,987**

December 31, 2005	Balance at 01/01/05	Changes in the consolidation method and/or scope	Translation differences	Additions and charges to provisions	Capitalized personnel and finance expenses	Disposals, write-offs and write-downs	Transfers	Balance at 12/31/05
	Thousands of euros							
Property, plant and equipment in use								
Cost								
Land and buildings	**21,176**	**10,980**	—	**1,185**	—	**(110)**	—	**33,231**
Electricity technical plant in use	**2,814,090**	**198,704**	—	**10,463**	—	**(6,983)**	**707,138**	**3,723,412**
Hydro-electric plants	238,853	—	—	—	—	—	61,549	300,402
Other alternative plants	—	—	—	498	—	—	—	498
Wind farms	2,403,132	198,704	—	1,878	—	—	449,996	3,053,710
Distribution facilities	172,090	—	—	6,272	—	(6,983)	187,445	358,824
Meters and measuring devices	15	—	—	1,626	—	—	(17)	1,624
Dispatching centers and other facilities	—	—	—	189	—	—	8,165	8,354
Other items of property, plant and equipment in use	**4,880**	**10,804**	—	**2,395**	—	—	—	**18,079**
	2,840,146	**220,488**	—	**14,043**	—	**(7,093)**	**707,138**	**3,774,722**
Accumulated depreciation								
Buildings	**(128)**	**(2,388)**	—	**(663)**	—	—	—	**(3,179)**
Electricity technical plant in use	**(437,678)**	**(38,016)**	—	**(147,517)**	—	**1,168**	—	**(622,043)**
Hydro-electric plants	(116,698)	—	—	(5,934)	—	901	—	(121,731)
Other alternative plants	—	—	—	(15)	—	—	—	(15)
Wind farms	(311,321)	(38,016)	—	(121,339)	—	—	—	(470,676)
Distribution facilities	(9,656)	—	—	(19,653)	—	267	—	(29,042)
Meters and measuring devices	(3)	—	—	(11)	—	—	—	(14)
Dispatching centers and other facilities	—	—	—	(565)	—	—	—	(565)
Other items of property, plant and equipment in use	**(893)**	**(8,442)**	—	**(590)**	—	—	—	**(9,925)**
	(438,699)	**(48,846)**	—	**(148,770)**	—	**1,168**	—	**(635,147)**
Carrying amount	**2,401,447**							**3,139,575**
Property, plant and equipment in progress								
Cost								
Electricity technical plant in progress	**414,540**	**12,427**	**128**	**595,554**	**7,593**	**(2,625)**	**(707,138)**	**320,479**
Prepayments and other Property, plant and equipment in progress	—	**198**	**3**	**100**	—	**(301)**	—	—
	414,540	**12,625**	**131**	**595,654**	**7,593**	**(2,926)**	**(707,138)**	**320,479**
	2,815,987	**184,267**	**131**	**460,927**	**7,593**	**(8,851)**	—	**3,460,054**

The value of fully depreciated property, plant and equipment in use at December 31, 2005 and 2004 was 43,508 thousand euros and 24,623 thousand euros, respectively. The detail is as follows:

	2005	2004
	Thousands of euros	
Property, plant and equipment in use		
Buildings	—	—
Electricity technical plant in use	**43,227**	**38,970**
Hydro-electric plants	43,227	38,970
Wind farms	—	—
Distribution facilities	—	—
Meters and measuring devices	—	—
Other items of property, plant and equipment in use	**281**	**371**
	43,508	**39,341**

Investment commitments at the balance sheet date 2005 and 2004 were 900,628 thousand euros and 263,452 thousand euros, respectively.

11. FINANCIAL ASSETS

a) Investments accounted for using the equity method

The changes in 2005 and 2004 in the carrying amounts of investments of the Group companies accounted for using the equity method (see appendix) were as follows:

	Balance at 01/01/04	Changes in the consolidation method and/or scope	Investments	Profit for the year	Balance at 12/31/04	Changes in the consolidation method and/or scope	Profit for the year	Balance at 12/31/05
	Thousands of euros							
Sotavento Galicia, S.A.	101	—	—	6	107	—	36	143
Energías Renováveis do Brasil, Ltda.	—	1,414	—	—	1,414	(1,414)	—	—
Metal Industry of Arcadia C. Rokas, S.A.	—	—	32,469	—	32,469	(32,469)	—	—
	101	**1,414**	**32,469**	**6**	**33,990**	**(33,883)**	**36**	**143**

The main transactions carried out by the Group in relation with these subsidiaries were as follows:

2005

In accordance with agreements reached in 2004 with the main shareholders of Metal Industry of Arcadia C. Rokas, S.A. ("Rokas"), a company listed on the Athens stock exchange in Greece, in 2005 the Group acquired successive packages of shares representing 28.9% of Rokas' share capital for 58,219 thousand euros.

Until September 2005, the Group exercised joint control over this company, and therefore revenue and expenses up to this date were consolidated using the proportionate method. After this date, the Group had a stake of 49.9% in Rokas's share capital and therefore exercised effective control over its subsidiary.

This percentage of ownership was acquired well ahead of the schedule provided for in the initial agreement, which foresaw the sale of these share packages spread out between 2005 and 2008.

2004

On December 1, 2004, the Group acquired 21% of Rokas's share capital for 32,469 thousand euros. Although it had significant influence the Group did not, at December 31, 2004, exercise joint control over the company.

The fair value of the Group's percentage ownership of investments in associates listed on an organized market is as follows:

	2004
	Thousands of euros
Metal Industry of Arcadia C. Rokas, S.A.	22,003
	22,003

b) Non-current equity investments

The carrying amounts of the Group's main available-for-sale investments at December 31, 2005, 2004 and 2003 were as follows:

	IFRS			Spanish GAAP	% ownership	
	Balance at 12/31/05	Balance at 12/31/04	Balance at 12/31/03	Balance at 01/01/04	At 12/31/05	At 12/31/04
	Thousands of euros					
Advance payments for purchase of Parque Eólico de Catefica, S.A.	—	3,685	—	—	100,00	—
Aeolia Produçao de Energía, S.A.	—	174	—	—	77,99	77,99
Electra de Layna, S.A.	—	120	—	—	42,50	42,50
Other	288	238	137	137	—	—
	288	4,217	137	137		

c) Other financial investments

c-1) Other non-current financial investments

The detail of this consolidated balance sheet heading at December 31, 2005 and 2004, is as follows:

	Balance at 12/31/05	Balance at 12/31/04
	Thousands of euros	
Prepayments for acquisition of stakes in other companies	27,073	13,803
Other loans	2,496	5,490
Other	319	359
	29,888	19,652

"Prepayment for acquisition of stakes in other companies" arose from the agreements reached between the Company and the Gamesa Group in 2002 and 2005. These committed the Company to buy Gamesa's stakes in various companies that owned planned future wind farms in Andalusia, Portugal, Italy and Greece.

c-2) Other current financial investments

"Other current financial investments" includes 22,989 thousand euros in time deposits paying market interest rates. Part of the balance, 8,267 thousand euros as of December 31, 2005, is allocated to reserves in respect of syndicated loans taken out by the Group.

The heading also includes a 4,696 thousand euro loan granted to Indur Energía, S.L., which bears interest at the Euribor rate plus a market spread and which matures on December 31, 2006.

IBERDROLA ENERGÍAS RENOVABLES II, S.A.U. AND SUBSIDIARIES

Notes to the consolidated financial statements—(Continued)
December 31, 2005

12. EQUITY

The detail of "Equity" at December 31, 2005 and 2004 is as follows:

	Share capital	Share premium	Unrealized assets and liabilities revaluation reserve	Other reserves: Reserves in companies consolidated using the full or proportionate consolidation methods	Other reserves: Reserves in companies accounted for using the equity method	Other reserves: Legal reserve	Other reserves: Voluntary reserves	Translation differences	Net profit for the year	Minority interests	Total
					Thousands of euros						
Balance at January 1, 2004	**164,600**	**60,342**	**(5,689)**	**1,973**	**54**	**683**	**92,265**	**—**	**62,600**	**11,679**	**388,507**
Appropriation of 2003 profit	—	—	—	68,648	19	7,723	(13,790)	—	(62,600)	—	—
Income and expense recognized directly in reserves net of tax	—	—	(3,381)	15,161	—	—	—	2,198	—	—	13,978
Translation differences	—	—	—	—	—	—	—	8	—	—	8
Profit for the year attributable to equity holders of the parent	—	—	—	—	—	—	—	—	34,463	—	34,463
Profit for the year attributable to minority interests	—	—	—	—	—	—	—	—	—	3,871	3,871
Changes in consolidation method	—	—	—	—	—	—	—	—	—	321	321
Balance at December 31, 2004	**164,600**	**60,342**	**(9,070)**	**85,782**	**73**	**8,406**	**78,475**	**2,206**	**34,463**	**15,871**	**441,148**
Appropriation of 2004 profit	—	—	—	18,614	(18)	1,587	—	—	(34,463)	—	(14,280)
Income and expense recognized directly in reserves net of tax	—	—	427	2,120	—	—	—	—	—	—	2,547
Transfers on merger	—	41,637	—	(41,637)	—	—	—	—	—	—	—
Translation differences	—	—	—	—	—	—	—	(47)	—	—	(47)
Profit for the year attributable to equity holders of the parent	—	—	—	—	—	—	—	—	144,325	—	144,325
Profit for the year attributable to minority interests	—	—	—	—	—	—	—	—	—	8,875	8,875
Changes in consolidation method	—	—	—	—	—	—	—	—	—	41,793	41,793
Balance at December 31, 2005	**164,600**	**101,979**	**(8,643)**	**64,879**	**55**	**9,993**	**78,475**	**2,159**	**144,325**	**66,539**	**624,361**

Share capital

The share capital of the parent company Iberdrola Energías Renovables II, S.A.U. consists of 16,460,044 shares with a nominal value of 10 euros each, fully subscribed and paid with identical rights and held by Iberdrola, S.A. as Sole Shareholder on December 31, 2005.

Legal reserve

According to the revised text of the Spanish Corporation Law, companies must transfer 10% of profits for the year to a legal reserve until this reserve reaches the equivalent of at least 20% of share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount. Otherwise, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses, and only on condition that sufficient other reserves are not available for this purpose.

Share premium

The revised text of the Spanish Corporations Law expressly permits the use of the share premium account balance to increase capital and does not establish any restrictions as to its use.

The increase in this heading in 2005 reflects the merger with Energéticos de Navarra, S.A.U. and the corresponding transfer of reserves on consolidation.

Unrealized assets and liabilities revaluation reserve

Movements in this reserve due to changes in the value of derivatives classified as cash-flow hedges were as follows:

	Balance at 01/01/04	Change in fair value	Balance at 12/31/04	Change in fair value	Balance at 12/31/05
			Thousands of euros		
Cash flow hedges					
Collars	(8,753)	(5,201)	(13,954)	657	(13,297)
Deferred tax on unrealized assets and liabilities revaluation	3,064	1,820	4,884	(230)	4,654
	(5,689)	**(3,381)**	**(9,070)**	**427**	**(8,643)**

13. DEFERRED INCOME

The movement in this heading in 2004 and 2005 was as follows:

	Capital grants	Other deferred income	Total
		Thousands of euros	
Balance at January 1, 2004	**589**	**6,260**	**6,849**
Increases	137	7,959	8,096
Transfers to profit and loss	(68)	(149)	(217)
Balance at December 31, 2004	**658**	**14,070**	**14,728**
Changes in the consolidation method and/or scope	47,567	—	47,567
Translation differences	—	1	1
Increases	9	31,066	31,075
Decreases	—	(229)	(229)
Transfers to profit and loss	(2,111)	(103)	(2,214)
Balance at December 31, 2005	**46,123**	**44,805**	**90,928**

Increases to "Other deferred income" in 2005 relate to the agreement between subsidiary Iberdrola Energías Renovables de Castilla La Mancha, S.A.U. and various wind farm developers regarding the joint use of certain facilities for connecting the farms to the grid.

14. PROVISIONS

The detail of movements in this heading in 2004 and 2005 are as follows:

	Provisions for pensions and similar obligations		Other provisions		
	Provision for pension commitments	Provision for employee electricity discounts	Provisions for environmental projects	Other provisions for contingencies and expenses	Total
			Thousands of euros		
Balance at January 1, 2004	—	(18)	—	4,820	4,802
Increases	—	—	—	22	22
Payments made	—	—	—	(3)	(3)
Transfers to property, plant and equipment	—	—	—	(3,190)	(3,190)
Balance at December 31, 2004	—	(18)	—	1,649	1,631
Changes in the consolidation method and/or scope	433	—	21,864	2,142	24,439
Increases	—	171	36	1,201	1,408
Reversals of provisions	—	—	—	(42)	(42)
Payments made	(61)	—	—	—	(61)
Balance at December 31, 2005	372	153	21,900	4,950	27,375

As a result of changes to the method used to consolidate Metal Industry of Arcadia C. Rokas, S.A., the following provisions were recognized in the consolidated balance sheet at December 31, 2005:

- Rokas, S.A. operates a defined benefit retirement plan for its employees. Accrued obligations under this plan at December 31, 2005, were 372 thousand euros.
- Rokas, S.A. also has a 21,900 thousand euro provision for the dismantling of electricity generation and distribution plants in accordance with Greek regulations.

15. BANK BORROWINGS-LOANS

The detail of outstanding interest bearing loans and borrowings is as follows:

	Balance at 12/31/04	Balance at 12/31/05	Current	Non-current
		Thousands of euros		
Interest bearing loans and borrowings				
Loans and similar	292,012	356,256	72,724	283,532
Finance leases	—	13,071	3,478	9,593
Interest payable	2,833	2,233	2,233	—
	294,845	371,560	78,435	293,125

Loans and similar liabilities are shown at the nominal amount of the debt less arrangement costs.

The use of financial derivatives to hedge interest rates is explained in Note 16 below.

Some of the loan agreements arranged by Group companies include covenants that must be met regarding the structure of the balance sheet or other financial figures. As of December 31, 2005 and 2004, in the view of the Directors, these companies basically complied with all these covenants.

The detail by maturity of the long-term balances is as follows:

	Finance leases	Loans and similar	Total
	Thousands of euros		
2007	3,677	36,220	39,897
2008	3,888	36,109	39,997
2009	2,028	37,090	39,118
2010	—	37,086	37,086
2011 and beyond	—	137,027	137,027
	9,593	283,532	293,125

As of December 31, 2005, Iberdrola Energías Renovables Group had 398,382 thousand euros of undrawn lines of credit facilities maturing between 2006 and 2016. Of this, 150,860 thousand euros related to credit lines denominated in Brazilian reais to fund future investment in Brazil.

Of the loans outstanding at December 31, 2005, 285,830 thousand euros was at fixed interest rates, 56,603 thousand euros at floating rates and 29,127 thousand euros at capped rates. The annual average weighted interest rates paid in 2005 and 2004 were 3.06% and 4.12%, respectively.

16. DERIVATIVE FINANCIAL INSTRUMENTS

The detail of the headings reflecting the value of derivative instruments at December 31, 2005 and 2004, is as follows:

	Liabilities 2005		Liabilities 2004	
	Current	Non-current	Current	Non-current
	Thousands of euros			
Interest rate hedges:				
Cash flow hedges				
—Interest rate swap	862	11,085	—	13,954
—Collar	—	1,350	—	—
Exchange rate hedges:				
Fair value hedges				
—Currency swap	(219)	—	—	—
Non-hedging derivatives:				
Interest rate derivatives				
—Interest rate swap	—	60,425	—	64,665
	643	72,860	—	78,619

The detail by maturity of non-current liabilities arising from derivatives outstanding at December 31, 2005, is as follows:

Year	2007	2008	2009	2010 and beyond	Total
	Thousands of euros				
Interest rate hedges:					
Cash flow hedges					
—Interest rate swap	591	652	122	9,720	11,085
—Collar	—	—	883	467	1,350
Non-hedging derivatives:					
Interest rate derivatives					
—Interest rate swap	—	—	—	60,425	60,425
	591	652	1,005	70,612	72,860

The change in the fair value of derivatives classified as non-hedging derivatives gave rise to charges under "Financial costs" in 2005 and 2004 of 12,072 thousand euros and 10,502 thousand euros, respectively (see Note 25). Also, cash-flow hedges of interest rate risk reduced "Finance costs" by 5,890 thousand euros in 2005 (see Note 25).

17. OTHER NON-CURRENT LIABILITIES

The detail of "Other non-current liabilities" at December 31, 2005 and 2004 is as follows:

	Balance at 12/31/05	Balance at 12/31/04
	Thousands of euros	
Iberdrola, S.A.	421,647	465,942
Related companies	39,549	40,553
Other	33,995	1,243
	495,191	**507,738**

The borrowings from Iberdrola, S.A. bore average interest rates of 1.87% and 2.01% in 2005 and 2004, respectively.

The figure for related companies derives from an agreement by Iberdrola Energías Renovables II, S.A.U. to acquire stakes in a number of wind farm companies from the Gamesa Group in 2002. As part of this deal, in 2004 Gamesa granted Iberenova a 40,805 thousand euros discount against the future sales of these companies which, at December 31, 2005, stood at 39,549 thousand euros.

Details of the balances and transactions with Group and related companies are given in Note 32.

18. DEFERRED TAX AND INCOME TAX

The Parent Company Iberdrola Energías Renovables II, S.A. files a consolidated tax return, having formed part of the tax group 2/86 headed by Iberdrola, S.A. since its incorporation.

Without prejudice to this special tax regime in Spain, which applies to the Parent and certain of its consolidated Spanish subsidiaries, other Spanish and foreign subsidiaries file individual income tax returns, in accordance with the laws applicable to them.

The difference between the tax expense allocated in 2005 and the tax payable in that year, recorded under "Deferred tax assets" and "Deferred tax liabilities," as appropriate, in the consolidated balance sheets at December 31, 2005,.reflects the temporary differences between the carrying amount of certain assets and liabilities and their tax bases.

The detail of current and deferred "Income tax" is as follows:

	Balance at 12/31/05	Balance at 12/31/04
	Thousands of euros	
Current tax	82,197	19,854
Deferred tax	7,967	3,628
	90,164	**23,482**

The detail of the movements in deferred tax assets and liabilities at December 31, 2005 and 2004 is as follows:

	Balance at 01/01/04	Credit (charge) to income statement	Credit (charge) to asset and liability revaluation reserve	Balance at 12/31/04	Credit (charge) to income statement	Credit (charge) to asset and liability revaluation reserve	Increases	Balance at 12/31/05
				Thousands of euros				
Deferred tax assets								
From elimination of intra-group profits	20,892	1,264	—	22,156	(2,289)	—	—	19,867
From provisions on property, plant and equipment	1,489	(1,489)	—	—	—	—	—	—
From measurement of derivative financial instruments								
Hedging derivatives	3,064	—	1,820	4,884	—	(152)	—	4,732
Non-hedging derivatives	18,958	3,675	—	22,633	(1,485)	—	—	21,148
From changes in the consolidation method and/or scope	—	—	—	—	(514)	—	10,266	9,752
Other	4,316	1,010	(3,055)	2,271	(2,321)	—	—	(50)
	48,719	4,460	(1,235)	51,944	(6,609)	(152)	10,266	55,449
Deferred tax liabilities								
From standardization of depreciation methods	(859)	(8,780)	—	(9,639)	(1,866)	—	(3,806)	(15,311)
From elimination of intra-group profits	(692)	692	—	—	—	—	—	—
From allocation of fair value in business combinations	—	—	—	—	508	—	(10,601)	(10,093)
	(1,551)	(8,088)	—	(9,639)	(1,358)	—	(14,407)	(25,404)
Net deferred tax	47,168	(3,628)	(1,235)	42,305	(7,967)	(152)	(4,141)	30,045

At December 31, 2005 and 2004, there were no deferred tax assets or other tax credits that had not yet been recognized by Group companies.

Income tax expense on consolidated companies for 2005 and 2004 was calculated as follows:

	2005	2004
	Thousands of euros	
Consolidated profit before tax	**243,364**	**61,816**
Non-deductible expenses and non-computable income:		
—Individual companies	—	636
—Consolidation adjustments	1,038	15,481
Share of profit/(loss) of associates	36	(5,019)
Adjusted accounting profit	**244,438**	**72,914**
Gross tax calculated at the tax rate in force in each country	85,553	25,520
Tax relief	(577)	(1,374)
Restatement of tax credits	5,188	(664)
Income tax expense	**90,164**	**23,482**

19. TAX RECEIVABLES AND PAYABLES

The detail of current and non-current tax receivables and payables recognized as assets and liabilities in the consolidated balance sheet at December 31, 2005 and 2004, is as follows:

	Balance at 12/31/05	Balance at 12/31/04
	Thousands of euros	
Non-current assets		
Credit for tax relief on reinvested assets	10,156	10,156
Credit for tax relief on investment in new items of property, plant and equipment	—	5,660
Other	571	1,964
	10,727	**17,780**
Current assets		
VAT receivable	68,063	109,262
Tax withholdings and prepayments	30,238	11,349
Sundry tax receivables	3,098	4,378
	101,399	**124,989**
Current liabilities		
VAT payable	21,163	11,252
Tax withholdings payable	363	535
Income tax payable	54,729	22,416
Other tax payables	130	358
Social security payables	522	230
	76,907	**34,791**

In general, Group companies have all years since 2002 open for review by the tax inspection authorities for the main taxes applicable to them, except corporate income tax, for which all years since 2001 are open for review. However, this period may differ in the case of the Group companies taxed in different tax jurisdictions.

20. REVENUE

The detail of this heading in 2005 and 2004 is as follows:

	Balance at 12/31/05	Balance at 12/31/04
	Thousands of euros	
Electricity sales under ordinary regime		
Other sales	21,537	13,976
Electricity sales under special regime		
Sales to pool	10,505	10,144
Sales to other generators	525,214	305,332
	557,256	**329,452**

21. STAFF COSTS

The detail of this heading in 2005 and 2004 is as follows:

	Balance at 12/31/05	Balance at 12/31/04
	Thousands of euros	
Wages and salaries	17,371	10,663
Social Security contributions	3,587	2,135
Charge to provision for employee electricity discounts	171	—
Other social charges	522	427
	21,651	**13,225**
Capitalised employee benefits expenses		
Property, plant and equipment (Note 10)	(5,656)	(3,941)
	(5,656)	**(3,941)**

The average number of employees in 2005 and 2004 was 431 and 247 respectively. The detail by professional category is as follows:

	2005	2004
University graduates and similar	150	92
Technicians	97	52
Clerical staff	8	9
Skilled workers	133	3
Auxiliary staff	43	91
	431	247

As a result of the changes to the method of consolidating Metal Industry of Arcadia C. Rokas, S.A. (Note 11), the average headcount at December 31, 2005 rose by 110 persons.

The average number of employees in the consolidated Group is calculated as the sum of the average number of employees in each consolidated company, including the corresponding proportion of those consolidated by the proportionate consolidation method.

22. OUTSIDE SERVICES

The detail of this heading in 2005 and 2004 is as follows:

	Balance at 12/31/05	Balance at 12/31/04
	Thousands of euros	
Operation and maintenance	36,294	33,933
Operating leases	10,832	8,100
Insurance	5,552	7,109
Other	24,689	19,513
	77,367	68,655

The detail of estimated future payments on operating leases outstanding at December 31, 2005 is as follows:

	Thousands of euros
2006	11,127
2007 – 2009	32,341
2010 and beyond	305,868
	349,336

These estimates assume each lease has a 30-year life, which is the case for most of the leases outstanding. That said, most also have clauses allowing for renewal on expiry.

23. DEPRECIATION AND AMORTIZATION CHARGE AND ALLOWANCES

The detail of this heading in 2005 and 2004 is as follows:

	Balance at 12/31/05	Balance at 12/31/04
	Thousands of euros	
Property, plant and equipment depreciation charge	148,770	106,592
Amortization of intangible assets	3,230	672
Capital grants transferred to profit or loss	(2,111)	(68)
Changes in provisions	—	26
Other	—	1,317
	149,889	108,539

24. FINANCE INCOME

The detail of this heading in 2005 and 2004 is as follows:

	Balance at 12/31/05	Balance at 12/31/04
	Thousands of euros	
Income from other marketable securities	711	50
Other interest and finance income		
Finance income on loans or similar to Group companies and associates	458	1,656
Finance income on loans or similar to companies accounted for using the equity method	6	—
Other finance income	1,293	1,249
Exchange gains	18	—
Capitalized finance costs		
Property, plant and equipment (Note 10)	1,937	5,216
	4,423	8,171

25. FINANCE COSTS

The detail of this heading in 2005 and 2004 is as follows:

	Balance at 12/31/05	Balance at 12/31/04
	Thousands of euros	
Finance costs and similar expenses:		
Finance costs on loans or similar	21,962	50,665
Finance costs on loans or similar to Group companies	38,054	27,667
Increase/(decrease) in finance costs generated by cash flow hedges of interest rate risk (see Note 16)	(5,890)	—
Other finance costs	1,341	—
Valuation adjustment of non-hedging derivatives (see Note 16)	12,072	10,502
Finance costs from valuation of debt at amortized cost	1,241	—
	68,780	88,834

26. SWAPS

Iberdrola Energías Renovables Group engaged in no swap transactions in 2005 and 2004.

27. ACQUISITION OF SUBSIDIARIES

a) 2005

In 2005 the Group took control of Metal Industry of Arcadia C. Rokas, S.A. by acquiring successive packages of shares amounting to an additional 28.9% of the company's share capital (see Note 11).

The detail of the net assets acquired and of the allocation of the price paid in excess of fair value is as follows:

	Carrying amount of the subsidiary before the business combination	Fair value adjustments	Fair value
	Thousands of euros		
Net assets acquired:			
Property, plant and equipment	48,427	18,654	67,081
Deferred tax assets	2,616	—	2,616
Inventories	1,958	—	1,958
Receivables	5,584	—	5,584
Cash and cash equivalents	8,730	—	8,730
Bank borrowings and other financial liabilities	(24,868)	—	(24,868)
Provisions and other payables	(17,724)	—	(17,724)
Deferred tax liabilities	(792)	(5,969)	(6,761)
	23,931	12,685	36,616

The cost of the various packages of shares acquired in 2005 was 58,219 thousand euros and gave rise to goodwill of 21,603 thousand euros. The net outflow of cash due to the deal was 49,489 thousand euros and the price agreed for the acquisition is contingent on a future commitment to install capacity in this company by 2008.

In 2005, the Group also acquired various stakes in Spanish and foreign companies whose main activity is wind power generation. The investments made were as follows:

Company	Percentage of ownership acquired	Acquisition cost
	Thousands of euros	
EME Dólar Tres, S.L.U	100.00%	10,397
EME Ferreira Dos, S.L.U	100.00%	10,397
EME Hueneja Tres, S.L.U	100.00%	10,397
EME Dólar Uno, S.L.U	100.00%	8,506
Iberdrola Energías Renováveis, S.A.	100.00%	3,322
Iberdrola Ener'gia Odnawialna Spo3ka ograniczon Odpowiedzialnocecil	100.00%	2,061
Eólicas de La Rioja, S.A.	3.75%	1,364
Energías Eólicas de Cuenca, S.A.	12.50%	1,000
Sistemas Energéticos Astudillo, S.A. (*)	50.00%	704
Iberdrola Energ. Rinnovabili, S.P.A. (formerly Iberdrola Italia)	100.00%	121
Peache Energías Renovables, S.A.	60.00%	118
Molinos de Linares, S.A.	25.00%	90
Iberdrola Regenerative Energien, GmbH	100.00%	88
Vientos de Castilla y León, S.A.	60.00%	61
Eólicas Fuente Isabel, S.A.	60.00%	61
Energía Global Castellana, S.A.	60.00%	61
Iberdrola Energies Renouveables, S.A.S.	100.00%	21
Iberdrola Renewable Energies of UK, Limited	100.00%	1
		48,770

(*) Sistemas Energéticos Astudillo, S.A. was subsequently merged into Iberenova Promociones, S.A.U. in 2005.

The Group's percentage ownership of these companies at December 31, 2005 is presented in the appendix to these financial statements under "Information on subsidiaries, associates and investees of Iberdrola Energías Renovables II, S.A.U."

The detail of the net assets and liabilities acquired with these companies and the allocation of payments above fair value is as follows:

	Carrying amount of the subsidiary before the business combination	Fair value adjustments	Fair value
		Thousands of euros	
Net assets acquired:			
Property, plant and equipment	32,712	47,741	80,453
Intangible assets	14	—	14
Deferred tax assets	7	—	7
Inventories	6	—	6
Receivables	3,202	—	3,202
Cash and cash equivalents	389	—	389
Bank borrowings and other financial liabilities	(20,461)	—	(20,461)
Provisions and other payables	(14,930)	—	(14,930)
	939	47,741	48,680

The amounts paid in excess of fair value on these acquisitions, which totaled 48,770 thousand euros, were recognized as an increase in the value of assets under "Property, plant and equipment", except for 90 thousand euros on the acquisition of Molinos de Linares, S.A., which was recognized as Goodwill. These transactions resulted in a net cash outflow of 48,381 thousand euros.

b) 2004

In 2002, the Parent Company Iberdrola Energías Renovables II, S.A.U. agreed to buy from the Gamesa Group ("Gamesa") its stakes in a number of companies owning a group of wind farms.

Pursuant to this agreement, in 2004 Iberdrola Energías Renovables Group bought from Gamesa its stakes in the following companies: Sistemas Energéticos Astudillo, S.A., Sistemas Energéticos Fuendetodos, S.A.U., Sistemas Energéticos Entredicho, S.A.U., Sistemas Energéticos Goia Peñote, S.A.U., Sistemas Energéticos Serra de Meiras, S.A.U. and Sistemas Energéticos Teruelo, S.A. The price agreed was 59,167 thousand euros, of which 58,764 thousand euros had been paid as of December 31, 2004. All these companies were fully consolidated in 2004.

The detail of the net assets acquired and of the allocation of the price paid in excess of fair value is as follows:

	Carrying amount of the subsidiary before the business combination	Fair value adjustments	Fair value
	Thousands of euros		
Net assets acquired:			
Property, plant and equipment	97,877	58,869	156,746
Other intangible assets	382	—	382
Deferred tax assets	15,043	—	15,043
Cash and cash equivalents	63	—	63
Payables	(113,067)	—	(113,067)
	298	**58,869**	**59,167**

The net cash outflow in respect of these acquisitions was 58,701 thousand euros.

28. CONTINGENT LIABILITIES

Iberdrola Energías Renovables Group identified no material contingent liabilities in 2005 and 2004.

29. INTERESTS IN JOINT VENTURES

The detail of the main items relating to Iberdrola Energías Renovables Group's transactions and percentage ownership in joint ventures (jointly controlled companies consolidated using the proportionate method) in 2005 and 2004 are as follows:

	Energías Renovables de la Región de Murcia, S.A.	Eólicas de Euskadi, S.A.	Eólica de Campollano, S.A.	Desarrollo de Energías Renovables de la Rioja, S.A.	Molinos del Cidacos, S.A.	Molinos de la Rioja, S.A.	Other	Total
	Thousands of euros							
2005								
Non-current assets								
Intangible assets	36	10	56	197	367	145	16	827
Property, plant and equipment	39,892	104,054	113,823	61,510	103,265	36,556	1,530	460,630
Non-current financial assets	31,985	173	12	431	698	408	1,518	35,225
	71,913	104,237	113,891	62,138	104,330	37,109	3,064	496,682
Current assets	16,302	19,483	17,963	19,518	17,276	9,310	3,786	103,638
Total Assets	88,215	123,720	131,854	81,656	121,606	46,419	6,850	600,320
Non-current liabilities	30,254	54,988	109,256	44,295	83,829	25,307	—	347,929
Current liabilities	5,804	29,461	12,001	13,676	15,574	16,273	1,583	94,372
Total liabilities	36,058	84,449	121,257	57,971	99,403	41,580	1,583	442,301
Revenue	6,386	20,170	18,563	20,671	27,429	4,749	—	97,968
Expenses	5,215	10,978	15,837	9,051	10,035	2,866	143	54,125
2004								
Non-current assets								
Intangible assets	1	5	71	180	324	102	—	683
Property, plant and equipment	38,709	78,523	122,004	65,250	76,127	11,927	—	392,540
Non-current financial assets	739	—	2	3	16	1	—	761
	39,449	78,528	122,077	65,433	76,467	12,030	—	393,984
Current assets	4,724	13,026	—	16,866	7,396	2,935	—	44,947
Total Assets	44,173	91,554	122,077	82,299	83,863	14,965	—	438,931
Non-current liabilities	30,032	53,610	112,456	53,962	54,653	3,900	—	308,613
Current liabilities	3,799	10,244	20,143	9,466	13,004	9,566	—	66,222
Total liabilities	33,831	63,854	132,599	63,428	67,657	13,466	—	374,835
Revenue	4,597	14,463	—	14,426	12,022	102	—	45,610
Expenses	4,477	10,072	—	12,495	9,121	100	—	36,265

The contribution of proportionately consolidated joint ventures to consolidated profit in 2005 and 2004 was as follows:

	Balance at 12/31/05	Balance at 12/31/04
	Thousands of euros	
Energías Renovables de la Región de Murcia, S.A.	478	(184)
Eólicas de Euskadi, S.A.	4,488	2,236
Eólica de Campollano, S.A.	437	—
Desarrollo de Energías Renovables de la Rioja, S.A.	2,738	663
Molinos del Cidacos, S.A.	2,826	720
Molinos de La Rioja, S.A.	445	1
Energías de Castilla y León, S.A.	(5)	—
Villardefrades Eólicas, S.L.	(4)	—
Energías Eólicas de Cuenca, S.A.	(32)	(2)
Aerocastilla, S.A.	(4)	—
Generación de Energía Eólica, S.A.	(4)	—
Vientos de Castilla y León, S.A.	(4)	—
Eólicas Fuente Isabel, S.A.	(4)	—
Energía global Castellana, S.A.	(4)	—
Peache Energías Renovables, S.A.	—	—
Productora de Energía Eólica, S.A.	(4)	—
Electra de Layna, S.A.	(19)	—
Energías Eólicas del Sisante, S.A.	(121)	—
Saltos de Belmontejo, S.A.	(4)	(1)
	11,203	3,433

30. GUARANTEE COMMITMENTS TO THIRD PARTIES

At December 31, 2005 and 2004, Iberdrola Energías Renovables Group had provided guarantees of 53,915 thousand euros and 33,242 thousand euros, respectively, basically to various public bodies and financial institutions.

Also, the shareholders in some Group companies had pledged all or part of their shares in guarantee of bank loans under associated covenants at December 31, 2005 and 2004. The detail by company of shares pledged is as follows:

	December 31, 2005		December 31, 2004	
Company	Number of shares pledged by percentage Group ownership	Carrying amount by percentage Group ownership	Number of shares pledged by percentage Group ownership	Carrying amount by percentage Group ownership
		Thousands of euros		
Desarrollo de Energías Renovables de La Rioja, S.A.	598,125	7,990	598,125	6,829
Eólicas de La Rioja, S.A.	68,750	6,694	68,750	5,194
Molinos del Cidacos, S.A.	256,250	4,561	256,250	4,064
Sistemas Energéticos Torralba, S.A.	18,483	3,928	18,483	3,278
Sistemas Energéticos Mas Garullo, S.A.	12,570	1,891	12,570	1,492
Sistemas Energéticos La Muela, S.A.	25,500	3,263	25,500	2,795
Sistemas Energéticos del Mon cayo, S.A.	24,075	3,008	24,075	2,909
Eólicas de Campollano, S.A.	272,425	2,649	272,425	552
Biovent Energía, S.A.	1,700	20,906	1,700	12,240
Energías Renovables de la Región de Murcia, S.A.	568,174	25,877	568,174	5,548
Molinos de La Rioja, S.A.	42,000	1,470	—	—

31. INFORMATION ON THE SOLE DIRECTOR

In 2005, the Sole Director in the parent Company earned no remuneration of any kind, and received no advances or loans.

At December 31, 2005, the Group had provided no guarantees nor contracted any pension or life insurance commitments to the Sole Director.

In compliance with Article 127 ter. 4 of Spanish Corporation Law, enacted by Law 26/2003, amending Spanish Securities Market Law 24/1988, and the revised text of the Spanish Corporation Law, to reinforce the transparency of listed public limited companies, we list below all the companies having the same, similar or complementary activities to those of Iberdrola Energías Renovables II, S.A. in which the Sole Director, Julián Martínez-Símancas Sánchez, holds equity investments and positions or carries out duties:

Company	Number of shares: Direct	Number of shares: Indirect	Position held or duties performed
"IBERDROLA, S.A."	1,624	—	Manager, Deputy Executive Vice-Chairman and CEO
"ENDESA, S.A."	—	1,250	None
"E.ON, S.A."	—	630	None
"GENERAL ELECTRIC CO."	—	1,330	None
"ELECTRICITE DE FRANCE"	—	381	None
"TOTAL"	—	200	None
"REPSOL YPF, S.A."	—	950	None
"IBERDROLA ENERGÍA, S.A.U."	—	—	Representative of Sole Director, Iberdrola S.A.

32. BALANCES AND TRANSACTIONS WITH OTHER IBERDROLA GROUP COMPANIES

The table below shows the detail of balances and transactions with Iberdrola Group companies and related parties, defined as those companies that are considered as such by Iberdrola, S.A. (Sole Shareholder of Iberdrola Energías Renovables II, S.A.U.) at December 31, 2005 and 2004:

	At December 31, 2005			Year ended December 31, 2005			
	Current receivables	Current payables	Non-current payables	Revenue	Services received	Finance income	Finance costs
	Thousands of euros						
Group							
Iberdrola, S.A.	2,327	1,849,269	421,647	—	8,560	458	37,773
Iberdrola Generación, S.A.U.	163,690	—	—	184,322	3,591	—	—
Iberdrola Distribución, S.A.U.	54,314	157	—	245,589	587	—	—
Iberdrola Ingeniería y Construcción, S.A.U.	—	19,916	—	—	4,220	—	—
				429,911	16,958	458	37,773
Related parties							
Gamesa Eólica, S.A.	328	259,926	39,549				
	220,659	2,129,268	461,196				

	At December 31, 2004			Year ended December 31, 2004			
	Current receivables	Current payables	Non-current payables	Revenue	Services received	Finance income	Finance costs
	Thousands of euros						
Group							
Iberdrola, S.A.	140,008	1,517,435	465,942	—	4,915	1,655	26,382
Iberdrola Generación, S.A.U.	1,157	1,670	—	16,078	775	—	—
Iberdrola Distribución, S.A.U.	41,229	409	—	226,403	395	—	—
Iberdrola Ingeniería y Construcción, S.A.U.	—	66,938	—	—	1,823	—	—
				242,481	7,908	1,655	26,382
Related parties							
Gamesa Eólica, S.A.	2	297,439	40,553				
	182,396	1,883,891	506,495				

In October 2005 Iberdrola Energías Renovables Group agreed to buy from Gamesa Energía, S.A. (a subsidiary of Gamesa Corporación Tecnológica, S.A.) certain wind farms with a combined installed capacity of 700 MW. These acquisitions will take place between 2006 and 2009 at a price of approximately 900,000 thousand euros, extendible to 2012.

33. TRANSACTIONS WITH SENIOR EXECUTIVES

Staff costs (wages and salaries, bonuses, compensation in kind, social security costs, pension plans, etc.) relating to senior executives amounted to 4,059 thousand euros and 3,388 thousand euros in 2005 and 2004, respectively. These sums are recognized under "Staff costs" in the accompanying 2005 and 2004 consolidated income statements.

34. FINANCIAL POSITION

The consolidated financial statements for 2005 and 2004 show a net working capital requirement, mainly due to the classification as current borrowings of the reciprocal current account debts that various Group companies have with Iberdrola, S.A. (see Note 32). It is the intention of Iberdrola, S.A. as the Group's Sole Shareholder, to provide all finance necessary to allow the Group to adequately carry on its business activities.

35. EVENTS AFTER DECEMBER 31, 2005

On January 4, 2006 the Group acquired Naturener Eólica, S.A., which owns a number of wind farm projects with a combined capacity of approximately 280 MW. The cost is estimated at of 26 million euros, but the final price will depend on the generating capacity ultimately installed.

36. FEES FOR SERVICES PROVIDED BY AUDITORS

Fees paid to the statutory auditor and related parties by Iberdrola Energías Renovables Group companies for the audit of their 2005 financial statements were 380 thousand euros. No fees were paid in 2004. Auditors' fees paid to other auditors who contributed to the audit of Iberdrola Energías Renovables Group companies in 2005 and 2004 were 104 thousand euros and 393 thousand euros, respectively.

The statutory auditor and related companies provided no other professional services to Group companies in 2005 and 2004. Fees for professional consulting services provided by other auditors participating in the audit of Group companies came to 81 thousand euros in 2005. No such fees were paid in 2004.

37. PREPARATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements for the year ended December 31, 2005 were prepared by the Sole Director on March 30, 2006.

APPENDIX

INFORMATION ON SUBSIDIARIES, ASSOCIATES AND INVESTEES

The tables below give details of the percentage ownership held either directly or indirectly by Iberdrola Energías Renovables II, S.A.U. in its subsidiaries. The percentage of voting rights in the corporate bodies of these companies controlled by Iberdrola basically corresponds to the percentage of ownership.

A. COMPANIES MAJORITY OWNED OR CONTROLLED AND FULLY CONSOLIDATED IN 2005 AND 2004

Company	Location	Activity	Direct or indirect percentage ownership		Auditor of 2005 financial statements
			December 31, 2005	December 31, 2004	
International					
Iberdrola Regenerative Energien, GmbH	Germany	Wind power	100.00%	—	Unaudited
Energías Renováveis do Brasil, Ltda. (**)	Brazil	Wind power	100.00%	100.00%	Deloitte
Iberdrola Energies Renouveables, S.A.S	France	Wind power	100.00%	—	Ernst & Young
Iberdrola Energ. Rinnovabili, S.P.A. (formerly Iberdrola Italia)	Italy	Wind power	100.00%	100.00%	Unaudited
Iberdrola Ener'gia Odnawialna Spo3ka ograniczon Odpowiedzialnocecil	Poland	Wind power	100.00%	—	Unaudited
Iberdrola Energías Renováveis, S.A.	Portugal	Wind power	100.00%	—	Ernst & Young
Iberdrola Renewable Energies of UK, Limited	UK	Wind power	100.00%	—	Ernst & Young
Aeolia Produçao de Energia, S.A.	Portugal	Wind power	77.99%	77.99%	Ernst & Young
Metal Industry of Arcadia C. Rokas, S.A. (*)	Greece	Wind power	49.90%	21.00%	PriceWaterhouse Coopers
Spain					
Ciener, S.A.U.	Bilbao	Mini-hydroelectric	100.00%	100.00%	Ernst & Young
Iberdrola Energías Renovables de la Rioja, S.A.U.	Logroño	Wind power	100.00%	100.00%	Ernst & Young
Iberenova Promociones, S.A.U.	Madrid	Wind power and Mini-hydroelectric	100.00%	100.00%	Ernst & Young
Iberenova Energías Renovables de Andalucia, S.A.U.	Sevilla	Wind power	100.00%	100.00%	Ernst & Young
Iberdrola Energía Renovables de Galicia, S.A.U.	Orense	Wind power	100.00%	100.00%	Ernst & Young
EME Dólar Uno, S.L.U.	Seville	Wind power	100.00%	—	Unaudited
EME Ferreira Dos, S.L.U.	Seville	Wind power	100.00%	—	Unaudited
EME Dólar Tres, S.L.U.	Seville	Wind power	100.00%	—	Unaudited
EME Hueneja Tres, S.L.U.	Seville	Wind power	100.00%	—	Unaudited
Iberdrola Energía Renovables Castilla la Mancha, S.A.U.	Toledo	Wind power	100.00%	100.00%	Ernst & Young
Iberdrola Energías Renovables de Aragón, S.A.U.	Saragossa	Wind power	100.00%	100.00%	Ernst & Young
Sistemas Energéticos Chandrexa, S.A.	Orense	Wind power	96.07%	100.00%	Ernst & Young
Energía I Vent, S.A.	Barcelona	Wind power	90.00%	90.00%	Ernst & Young
Biovent Energía, S.A.	Valladolid	Wind power	85.00%	85.00%	Ernst & Young

Company	Location	Activity	Direct or indirect percentage ownership December 31, 2005	December 31, 2004	Auditor of 2005 financial statements
Biovent Holding, S.A.	Valladolid	Wind power	85.00%	85.00%	Ernst & Young
Sistemas Energéticos del Moncayo, S.A.	Valladolid	Wind power	75.00%	75.00%	Ernst & Young
Eólicas de la Rioja, S.A.	Logroño	Wind power	72.50%	68.75%	Ernst & Young
Minicentrales del Tajo, S.A. ...	Madrid	Wind power	66.58%	66.58%	Ernst & Young
Sistemas Energéticos Torralba, S.A.	Saragossa	Wind power	60.00%	60.00%	Ernst & Young
Energías Eólicas de Cuenca, S.A. (***)	Cuenca	Wind power	62.50%	50.00%	Unaudited
Sociedad Gestora de Parques Eólicos de Andalucía, S.A.	Malaga	Wind power	55.00%	55.00%	Ernst & Young
Sociedad Gestora de Parques Eólicos Campo de Gibraltar, S.A.	Malaga	Wind power	55.00%	55.00%	Ernst & Young
Sistemas Energéticos Mas Garullo, S.A.	Saragossa	Wind power	51.00%	51.00%	Ernst & Young
Sistemas Energéticos La Muela, S.A.	Saragossa	Wind power	50.00%	50.00%	Ernst & Young

(*) The Group does not control a majority of the share capital in Metal Industry of Arcadia C. Rokas, S.A. but still exercised control of its governing body in 2005. The stake in Metal Industry of Arcadia C. Rokas, S.A. as of December 31, 2004 was accounted for using the equity method (see Note 11).

(**) Accounted for in 2004 using the equity method

(***) Consolidated in 2004 using proportionate consolidation

B. JOINTLY CONTROLLED ENTITIES CONSOLIDATED USING THE PROPORTIONATE CONSOLIDATION METHOD IN 2005 AND 2004

Company	Location	Activity	Direct or indirect percentage ownership		Auditor of 2005 financial statements
			December 31, 2005	December 31, 2004	
Energías de Castilla y León, S.A.	Valladolid	Wind power	76.50%	—	Unaudited
Villardefrades Eólicas, S.L.	Valladolid	Wind power	68.00%	68.00%	Unaudited
Aerocastilla, S.A.	Valladolid	Wind power	51.00%	51.00%	Unaudited
Generación de Energía Eólica, S.A.	Valladolid	Wind power	51.00%	51.00%	Unaudited
Vientos de Castilla y León, S.A.	Valladolid	Wind power	51.00%	—	Unaudited
Eólicas Fuente Isabel, S.A.	Valladolid	Wind power	51.00%	—	Unaudited
Energía global Castellana, S.A.	Valladolid	Wind power	51.00%	—	Unaudited
Peache Energías Renovables, S.A.	Valladolid	Wind power	51.00%	—	Unaudited
Productora de Energía Eólica, S.A.	Valladolid	Wind power	50.92%	50.92%	Unaudited
Electra de Layna, S.A. (*)	Valladolid	Wind power	42.50%	42.50%	Unaudited
Eólicas de Euskadi, S.A.	Bilbao	Wind power	50.00%	50.00%	Attest Consulting, S.L.
Energías Renovables de la Región de Murcia, S.A.	Murcia	Wind power	50.00%	50.00%	Ernst & Young
Energías Eólicas del Sisante, S.A.	Toledo	Wind power	50.00%	50.00%	Unaudited
Desarrollo de Energías Renovables de la Rioja, S.A.	Logroño	Wind power	36.25%	36.25%	Ernst & Young
Molinos de la Rioja, S.A.	Logroño	Wind power	33.33%	33.33%	Ernst & Young
Molinos del Cidacos, S.A.	Logroño	Wind power	25.00%	25.00%	Ernst & Young
Eólica de Campollano, S.A.	Madrid	Wind power	25.00%	25.00%	KPMG Auditores, S.L.
Saltos de Belmontejo, S.A.	Cuenca	Mini-hydroelectric	24.84%	24.84%	Ernst & Young

(*) Not consolidated in 2004

C. ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD IN 2005 AND 2004

Company	Location	Activity	Direct or indirect percentage ownership	
			December 31, 2005	December 31, 2004
Sotavento Galicia, S.A.	La Coruña	Wind power	8.00%	8.00%

D. GROUP SUBSIDIARIES AND ASSOCIATES AT DECEMBER 31, 2004 THAT WERE MERGED INTO THEIR HOLDING COMPANIES IN 2005:

Company	Location	Activity	December 31, 2004	Absorbing company
Sistemas Energéticos de Navarra, S.A.	Madrid	Wind power	100.00%	Iberdrola Energías Renovables II, S.A.U.
Sistemas Energéticos Goia-Peñote, S.A.	Santiago de Compostela	Wind power	100.00%	Iberdrola Energías Renovables de Galicia, S.A.U.
Sistemas Energéticos Serra de Meiras, S.A.	Santiago de Compostela	Wind power	100.00%	Iberdrola Energías Renovables de Galicia, S.A.U.
Sistemas Energéticos Astudillo, S.A.	Valladolid	Wind power	100.00%	Iberenova Promociones, S.A.U.
Sistemas Energéticos Teruelo, S.A.	Saragossa	Wind power	100.00%	Iberenova Promociones, S.A.U.
Sistemas Energéticos Entredicho, S.A.	Saragossa	Wind power	100.00%	Iberdrola Energías Renovables de Aragón, S.A.U.
Sistemas Energéticos Fuendetodos, S.A.	Saragossa	Wind power	100.00%	Iberdrola Energías Renovables de Aragón, S.A.U.

IBERDROLA ENERGÍAS RENOVABLES II, S.A.U. AND SUBSIDIARIES

Consolidated Management Report
For the year ended December 31, 2005

SIGNIFICANT EVENTS IN 2005

a) Strategic Plan and installed capacity

In 2005 Iberdrola raised its renewable energy generating capacity by 604.52 MW from 3,205.83 MW to 3,810.35 MW. With this, it met the target set in the Strategic Plan a year ahead of schedule. Since the start of the plan, Iberdrola has raised its renewable energy installed capacity more than sevenfold, reinforcing its position as a global leader in renewable energies. Of its total installed capacity, 3,494.40 MW is wind power, 315.86 MW mini-hydroelectric and 0.09 MW solar.

In wind power it has added 603.25 MW of capacity, including 236.20 MW from Iberdrola's first foreign wind farms, located in Greece, Brazil, Portugal and France. The Group also added 1.18 MW of mini-hydroelectric capacity and 0.09 MW of photovoltaic solar power.

Regarding other renewable technologies, the Group has a number of solar thermal and photovoltaic power generation projects under development, as well as bioethanol and biodiesel plants.

All this activity in 2005 required an investment of approximately 626 million euros.

b) The international business

Iberdrola expanded its renewable energy business internationally in 2005, opening new branches and companies in Italy, the UK, France, Poland and Germany to add to its existing presence in Greece, Mexico, Brazil and Portugal. This is in line with its growing international development of the renewables business.

At the end of 2005 Iberenova Group completed its agreement with Rokas Group, the biggest wind power producer in Greece, by raising its stake in the company to 49.9%. This acquisition agreement, which began in 2004, was completed well ahead of its scheduled date in 2009.

c) Income statement highlights

In 2005, Iberenova's revenue rose 69.1% to 557,256 thousand euros. The rise was due to both increased production and higher average prices. The Group generated a total 7,058 GWh of electricity in the year, 30.4% more than in 2004. This was sold for an average price of 78.96 euros/MWh in 2005, an increase of 29.7% on the year before.

A change in the system for billing market tariffs came into force for all Spanish plants from June 2005 and boosted revenues compared to 2004 levels from plants already on stream thanks to the high electricity prices that predominated in the second half of the year.

Operating profit increased strongly, with EBITDA up by 78.7% to 457,636 thousand euros and EBIT up by 108.6% to 307,747 thousand euros.

Debt management and a reduction in the effective interest rate improved the Group's net finance result.

Net profit for the year surged 318.8% to 144.3 million euros, fuelled by higher average operating capacity, greater generation, higher average prices and a tight grip on net operating expenses.

BUSINESS OUTLOOK FOR 2006

In 2006, the Iberenova Group will continue with its planned investment to roll out new projects currently under development or construction, expanding capacity in its existing technologies of wind and mini-hydroelectric, while also moving into new technologies such as solar thermal electric, solar photovoltaic and biofuels.

RESEARCH AND DEVELOPMENT

The most important renewables projects carried out were as follows:

- The MULTIPLICADORAS Project: this involves researching the relationship between the useful life of wind turbine generators and the external environmental conditions regarding wind speed, turbulence and outages under different regulatory regimes.
- The OLASLUZ Project: this is the first ocean wave power project in Spain, with capacity of up to 1.25 MW in Santoña, Santander, on the Bay of Biscay.
- CORE Project: a pioneering initiative in the sector to create the Toledo Renewables Operations Center. The center will optimize technical management and financial returns in real time, 24/7, 365 days a year, for all wind farms, mini-hydroelectric plants and substations whether run by Iberdrola or other renewables operators.
- The European WINDGRID Project: seeks to integrate wind farms into the electricity system, maximizing the use of renewables while ensuring the stable and secure operation of the grid. It also seeks to create a technical base that the EU can use to draw up standards and simulate possible scenarios.
- The GEODISCYL Project: study of the impact of wind systems distributed across the 13.2-45 kV grid in the Castille and Leon region.
- The METEOFLOW Project: forecasting wind power generation to be able to minimize diversions in the market and enhance operational management.
- The VOLTAGE DROPS AND REACTIVE POWER Project: looking at the connections between wind farms and the grid.

EVENTS AFTER THE BALANCE SHEET DATE

Iberenova bought from Naturener a 100% stake in its subsidiary Naturener Eólica, which has 280 MW of capacity in an advanced stage of development in Castille-La Mancha, Andalusia and Castille and Leon. The name of the newly acquired company was then changed to Parques Eólicos Reunidos, S.A.U.

This company is about to begun construction of 30 MW of wind generating capacity, and has 50 MW in advanced phases of the planning process and 200 MW with a high likelihood of getting planning approval. The price of the deal was around 26 million euros, although the final figure will depend on the capacity ultimately installed.

TREASURY SHARES

Iberenova did not acquire or carry out any transactions with treasury shares in 2005.

ENVIRONMENT

In 2005 Iberdrola began to put in place its Global Environmental Management System, which is expected to be verified by the end of 2006. The Environmental Guidelines for 2006 have already been approved and these will be developed into concrete aims and targets for the whole of the Iberdrola Group.

Also, in 2005, AENOR awarded ISO 14001 environmental management certification to a further 17 wind farms with 610.25 MW of generating capacity. As a result, at the end of the year the Group had 86 wind farms and a total capacity of 2,711 MW with ISO 14001 certification.

ScottishPower Holdings, Inc.

Consolidated Financial Statements as of and for the Years Ended March 31, 2007 and 2006, and Independent Auditors' Report

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 3900
111 SW Fifth Avenue
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: + 503 224 2172
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

ScottishPower Holdings, Inc.
Portland, Oregon

We have audited the accompanying consolidated balance sheet of ScottishPower Holdings, Inc. and subsidiaries (the "Company") as of March 31, 2007, and the related statements of consolidated income (loss), consolidated changes in common shareholders' equity and comprehensive income (loss), and consolidated cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the year ended March 31, 2006 were audited by other auditors whose report, dated October 17, 2006 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2007 financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

July 24, 2007

Member of
Deloitte Touche Tohmatsu

SCOTTISHPOWER HOLDINGS, INC. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED INCOME (LOSS)

	For the years ended March 31,	
	2007	2006
	(Millions of dollars)	
Revenues	$ 950.9	$ 815.0
Operating expenses:		
Energy costs	407.5	623.3
Build-to-Sell	142.3	—
Operations and maintenance	227.8	104.0
Impairment of finance assets	—	49.4
Depreciation and amortization	50.4	25.7
Provision for credit guarantee	—	58.8
Taxes, other than income taxes	10.5	7.6
Total	838.5	868.8
Income (loss) from operations	112.4	(53.8)
Interest expense (income) and other (income):		
Interest expense	112.3	186.3
Interest income	(71.7)	(15.9)
Interest capitalized—borrowed funds	(18.3)	(9.2)
Earnings in unconsolidated joint ventures	(9.9)	(2.6)
Minority interest income	(1.3)	—
Other income	(31.4)	(17.5)
Total	(20.3)	141.1
Income (loss) from continuing operations before income tax (expense) benefit	132.7	(194.9)
Income tax (expense) benefit	(253.8)	80.2
Loss from continuing operations	(121.1)	(114.7)
Discontinued operations (Note 2)		
(Loss) income from discontinued operations	(16.4)	931.4
Income tax expense	2.2	339.4
Net (loss) income from discontinued operations	(18.6)	592.0
Gain on disposition, including tax benefit of $21.6	—	176.8
Net income (loss) gain from discontinued operations	(18.6)	768.8
Net income (loss)	$(139.7)	$ 654.1

The accompanying notes are an integral part of these consolidated financial statements.

SCOTTISHPOWER HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31, 2007	March 31, 2006
	(Millions of dollars)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 317.8	$ 206.2
Accounts receivable	232.4	187.3
Amount due from affiliate	0.1	2,735.9
Inventories	173.0	153.5
Derivative contract assets	133.1	136.6
Deferred tax assets	0.4	—
Margin and other deposits	117.9	187.9
Prepaid expenses and other	10.5	82.0
Total current assets	985.2	3,689.4
Property, plant and equipment	1,572.3	1,288.1
Construction work-in-progress	472.9	266.3
Accumulated depreciation and amortization	(130.7)	(81.1)
Total property, plant and equipment—net	1,914.5	1,473.3
Other non-current assets:		
Derivative contract assets	142.7	231.7
Finance assets, net	18.0	84.0
Investment in unconsolidated joint ventures	294.5	202.3
Goodwill	19.7	19.7
Transmission deposits	6.8	—
Intangible assets	10.6	—
Prepaid expenses	40.2	—
Note receivable	164.1	—
Other receivables	54.2	23.1
Total other non-current assets	750.8	560.8
Total assets	$ 3,650.5	$ 5,723.5
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 377.2	$ 185.5
Amounts due to affiliates	684.2	1,069.9
Taxes payable	403.1	133.5
Deferred tax liabilities	9.7	5.8
Derivative contract liabilities	114.0	108.2
Customer deposits	—	51.4
Provision for disposal costs—current	24.9	82.5
Current portion of long-term liability to affiliate	—	475.0
Deferred revenues	73.1	—
Other	31.0	4.3
Total current liabilities	1,717.2	2,116.1
Deferred credits:		
Deferred income tax liabilities	58.8	98.5
Non-current derivative contract liabilities	88.7	126.2
Other	144.9	90.6
Total deferred credits	292.4	315.3
Capital lease obligations, net of current maturities	137.4	141.5
Long-term liability to affiliate	—	2,256.0
Provision for disposal costs	75.0	52.9
Deferred revenues	672.9	—
Minority interests	65.8	—
Total liabilities	2,960.7	4,881.8
Commitments and contingencies (See Note 10)		
Shareholders' equity:		
Common shareholders' capital	2,123.3	2,122.5
Accumulated deficit	(1,420.6)	(1,280.9)
Accumulated other comprehensive income	(12.9)	0.1
Total shareholders' equity	689.8	841.7
Total liabilities and shareholders' equity	$ 3,650.5	$ 5,723.5

The accompanying notes are an integral part of these consolidated financial statements.

SCOTTISHPOWER HOLDINGS, INC. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED CASH FLOWS

	For the years ended March 31,	
	2007	2006
	(Millions of dollars)	
Cash flows from operating activities:		
Net income (loss)	$ (139.7)	$ 654.1
Less: net income from discontinued operations, net of tax	18.6	(592.0)
Less: gain on sale of discontinued operations	—	(176.8)
Net loss from continuing operations	(121.1)	(114.7)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Gain on sale of assets	—	(10.9)
Impairment of long-lived assets and goodwill	—	49.4
Unrealized loss on derivative contracts	60.9	22.5
Depreciation and amortization	50.4	25.7
Gain on sale of leveraged leases	(0.7)	—
Gain on earnings of unconsolidated joint ventures	(9.9)	(2.6)
Other	—	0.3
Changes in:		
Accounts receivable and prepayments	70.1	(48.3)
Inventories	(19.5)	(113.3)
Amounts due to/from affiliates, net	(20.8)	(44.3)
Non-current note receivable	(164.1)	—
Accounts payable, accrued liabilities and taxes payable	450.6	110.3
Deferred income taxes and investment tax credits—net	(36.1)	(107.2)
Deferred revenue	746.0	—
Other non-current assets	(6.8)	—
Other	(47.9)	(1.9)
Net cash provided by (used in) continuing operations	951.1	(235.0)
Net cash used in (provided by) discontinued operations	(41.3)	902.0
Net cash provided by operating activities	909.8	667.0
Cash flows from investing activities:		
Capital expenditures	(479.5)	(707.0)
Business acquisitions and investments	—	(44.7)
Proceeds from sale of assets	—	20.7
Proceeds from sales of finance assets and principal payments	77.5	30.2
Investments in and advances to affiliates	(82.3)	(126.9)
Proceeds from sale of PacifiCorp	—	5,109.5
Repayment (borrowing) loan made to an affiliate	2,731.4	(2,731.4)
Other	4.1	—
Net cash provided by continuing operations	2,251.2	1,550.4
Net cash used in discontinued operations	—	(960.3)
Net cash provided by investing activities	2,251.2	590.1
Cash flows from financing activities:		
Changes in debt due to affiliates	99.5	802.8
Changes in balances with discontinued operations	—	(309.7)
Proceeds from (repayments on) long-term affiliate debt, net of transaction costs	(2,731.0)	2,731.0
Repayments of long-term debt to affiliates	(460.0)	(2,375.0)
Leveraged lease debt repayments	—	(13.9)
Return of capital paid	—	(2,531.7)
Contributed capital from parent	0.8	375.0
Other	—	(2.0)
Net cash used in continuing operations	(3,090.7)	(1,323.5)
Net cash provided by discontinued operations	—	41.4
Net cash used in financing activities	(3,090.7)	(1,282.1)
Change in cash and cash equivalents	70.3	(25.0)
Less: Change in cash and cash equivalents from discontinued operations	41.3	16.9
Change in cash and cash equivalents—continuing operations	111.6	(8.1)
Cash and cash equivalents at beginning of period	206.2	214.3
Cash and cash equivalents at end of period	$ 317.8	$ 206.2
Supplemental disclosures of cash flow information:		
Cash paid (received) for:		
Interest	$ 84.1	
Taxes	$ 7.6	
Non-cash investing and operating activities:		
Accrued capital items	$ 23.3	

The accompanying notes are an integral part of these consolidated financial statements.

SCOTTISHPOWER HOLDINGS, INC. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED CHANGES IN COMMON SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Common Shareholders' Capital		Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Comprehensive Income (Loss)
	Shares	Amounts			
			(Millions of dollars)		
Balance at March 31, 2005	5,594	$ 4,171.9	$(1,935.0)	$(56.7)	$(2,340.9)
Comprehensive income					
Net income	—	—	654.1	—	654.1
Stock-based compensation expense	—	0.2	—	—	—
Common stock issuance	351	375.0	—	—	—
Return of capital to parent	(3,477)	(2,431.0)	—	—	—
Tax benefit from stock option exercises	—	1.1	—	—	—
Contribution from parent	—	5.3	—	—	—
Other comprehensive loss	—	—	—	(4.2)	(4.2)
Disposal of minimum pension liability	—	—	—	61.0	61.0
Balance at March 31, 2006	2,468	2,122.5	(1,280.9)	0.1	$ 710.9
Comprehensive income					
Net loss	—	—	(139.7)	—	(139.7)
Contribution from parent	—	0.8	—	—	—
Minimum pension liability adjustment	—	—	—	(7.4)	(7.4)
Comprehensive income	—	—	—	0.8	0.8
Balance at March 31, 2007	2,468	2,123.3	(1,420.6)	(6.5)	$ (146.3)
SFAS No. 158 adjustment	—	—	—	(6.4)	—
Adjusted balance at March 31, 2007	2,468	$ 2,123.3	$(1,420.6)	$(12.9)	$ (146.3)

The accompanying notes are an integral part of these consolidated financial statements.

SCOTTISHPOWER HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Summary of Significant Accounting Policies

Nature of operations—ScottishPower Holdings, Inc. ("SPHI"), an indirect wholly owned subsidiary of Scottish Power, Limited ("ScottishPower"), is currently a holding company for two unregulated energy businesses, PPM Energy, Inc. ("PPM") and Pacific Klamath Energy, Inc. ("PKE"), which develop, acquire, manage and operate thermal and renewable generation resources, engage in origination and marketing of wholesale electricity and natural gas and provide natural gas storage, hub services, and energy management activities serving markets in the US. Additionally, ScottishPower Group Holdings Company ("SPGHC"), which includes its wholly owned subsidiary, ScottishPower Financial Services, Inc. ("SPFS"), an unregulated financial services business, and ScottishPower Finance (US), Inc. ("SPF(US)"), a non-regulated corporation are also wholly owned subsidiaries of SPHI. The continuing operations of SPHI are hereinafter referred to as the "Company." Until March 21, 2006, SPHI was the holding company for a United States electricity company, PacifiCorp, serving retail customers in portions of the states of Utah, Oregon, Wyoming, Washington, Idaho and California, and unregulated energy companies operating in the United States markets. In March 2006, ScottishPower and SPHI sold of all PacifiCorp common stock to MidAmerican Energy Holdings Company ("MidAmerican"). As a result, the financial position, results of operations and cash flows of PacifiCorp and its subsidiaries have been presented as discontinued operations. For further discussion, see Note 2.

Basis of presentation—The consolidated financial statements of the Company include its unregulated energy companies, PPM and PKE and PGHC, along with their wholly owned and majority-owned subsidiaries as of and for the years ended March 31, 2007 and 2006. These results, in the opinion of management, include all adjustments, constituting only normal recurring adjustments, necessary for a fair presentation of financial position, results of operations and cash flows for such periods. Intercompany transactions and balances have been eliminated upon consolidation.

Reclassifications —Certain reclassifications of prior-year amounts have been made to the current method of presentation. These reclassifications had no effect on previously reported consolidated net income or shareholders' equity.

Use of estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities at the date of the financial statements and for the years then ended. These estimates and assumptions involve judgments with respect to numerous factors that are difficult to predict and are beyond management's control. As a result, actual results could differ materially from these estimates.

Cash and cash equivalents—For the purposes of these consolidated financial statements, the Company considers all liquid investments with maturities of three months or less at the time of acquisition to be cash equivalents.

Accounts receivable and accounts payable—Accounts receivable and accounts payable represent amounts due from customers and owed to vendors. This includes settled but unpaid amounts relating to the Company's activities associated with origination and marketing, natural gas storage, hub services, and energy management. Certain of these receivables and payables with individual counterparties are subject to master netting agreements whereby the Company has the legal right to offset and the balances are settled on a net basis. Receivables and payables subject to such agreements are presented in the Company's Consolidated Balance Sheets on a net basis. The Company has no allowance for doubtful accounts at March 31, 2007 and March 31, 2006, respectively. There were no write-offs of uncollectible accounts for the year ended March 31, 2007 and March 31, 2006, respectively.

Inventories—The Company's inventories primarily included stored natural gas and spare parts. Inventories are valued at the lower of weighted average cost or market. The inventory balance at March 31, 2007, was $173.0 million, comprised of $169.8 million of stored natural gas and $3.2 million in spare parts. The inventory balance at March 31, 2006, was $153.5 million, comprised of $150.4 million of stored natural gas and $3.1 million in spare parts.

Prepaids—Prepaids represent amounts paid as of the period end for goods or services to be received in or benefit future periods. Prepaid amounts are generally amortized on a straight-line basis over the period benefited, unless circumstances dictate an alternative method is more appropriate.

Margin deposits—As credit support for electricity and natural gas purchase and sales transactions and risk management activities, the Company deposits or receive cash as margin deposits. At March 31, 2007 and 2006, the Company had deposited net amounts of $77.6 million and $96.4 million, respectively, under such arrangements.

Derivatives—Derivates are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by numerous interpretations of the Derivatives Implementation Group (the "DIG") that are approved by the Financial Accounting Standards Board ("FASB"). Subsequent revisions were made in SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities*, and SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities* ("SFAS No. 149") (collectively, "SFAS No. 133"). Under SFAS No. 133, derivative instruments are measured at fair value and recognized as either assets or liabilities on the Consolidated Balance Sheets, unless they qualify for the exemptions codified by the standards. Derivatives or any portions thereof that are not designated as a hedge are adjusted to fair value through income. For further discussion, see Note 3.

Investment Bonds—The Company purchased Senior and Second Lien Klamath Cogeneration bonds December 2006 and January 2007 respectively. The bonds are classified as held to maturity based on our positive intent and ability to hold the securities to maturity. The Second Lien bonds are fully reserved as the financial outlook of the Klamath Cogeneration project is projected to be unsustainable. For further discussion, see Note 9.

Property, plant and equipment—Property, plant and equipment are stated at original cost of contracted services, direct labor and materials, interest capitalized during construction and indirect incremental charges incurred in connection with constructed assets. All normal expenditures of readying an asset for use are capitalized. Expenditures that do not add to the utility of the asset are charged to expense. Property, plant and equipment purchased in an acquisition of business are recorded at fair value. The Company capitalizes interest costs on projects over $1.0 million in cost that have construction activities with a duration in excess of six months. The Company capitalized interest of $18.3 million and $9.2 million for the years ended March 31, 2007 and 2006, respectively. Capitalized costs also include expenditures for purchased or developed computer software. The Company accounts for internal software in accordance with Statement of Position 98-1, *Accounting for the costs of Computer Software Developed or Obtained for Internal Use*, ("SOP 98-1"). Under SOP 98-1 the Company capitalizes costs incurred during the application development stage of internal use software to property, plant and equipment. The Company's unamortized computer software costs were $23.1 million at March 31, 2007 and $13.6 million at March 31, 2006. The carrying value of assets are evaluated in accordance with SFAS No. 144, *Accounting for the Impairment of Disposal of Long-Lived Assets* ("SFAS No. 144"). For further discussion, see Note 6.

Depreciation and amortization—The Company has established the depreciable lives of its property, plant and equipment by categories, which are as follows: 25 years for electricity generation plants, 25 years for wind farms, 25-40 years for natural gas storage assets, and 3-7 years for furniture, fixtures, software and other equipment. Depreciation and amortization are generally computed by the straight-line method, less estimated salvage value, over the assets' estimated useful lives.

Goodwill—Goodwill represents the excess of the fair value of the purchase cost of acquired subsidiaries over the fair value of the net assets acquired. Goodwill is carried at cost. The Company applies SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"). SFAS No. 142 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests in certain circumstances. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of the Company's reporting units with the reporting unit's carrying amount, including goodwill. The Company generally determines the fair value of its reporting units using the expected present value of future cash flows, giving consideration to the market comparable approach. If the carrying amount of the Company's reporting units exceeds the reporting unit's fair value, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the Company's reporting unit's goodwill with the carrying amount of that goodwill. For further discussion, see Note 5.

Investment in unconsolidated joint ventures—The Company has non-controlling non-majority owned interests in joint ventures, all of which are renewable energy generators. These entities are PPM Colorado Wind Ventures, Inc. and Flat Rock Windpower, LLC, which does business as Maple Ridge Windpower ("Maple Ridge"). The Company owns a 50% interest in both entities. The Company's investment in these joint ventures is included on the Consolidated Balance Sheets under the equity method of accounting as Investment in unconsolidated joint ventures. Earnings recognized under the equity method are reflected on the Statements of Consolidated Income (Loss) as Earnings in unconsolidated joint ventures.

Variable-interest entities—In December 2003, the FASB issued the revised FIN 46R, *Consolidation of Variable-Interest Entities, an Interpretation of Accounting Research Bulletin No. 51*, ("FIN 46R"), which requires that an entity is a variable interest entity ("VIE") if it does not have sufficient equity investment at risk, or if the holders of the entity's equity instruments lack the essential characteristics of a controlling financial interest. FIN 46R requires that the holder that is subject to a majority of the risk of loss from VIE activities must consolidate the VIE, however, if no holder has a majority of the risk of loss, then the holder entitled to receive a majority of the entity's residual returns would consolidate the entity. The adoption of this issue did not have a material impact on the Company's consolidated financial statements For further discussion, see Note 12.

Income taxes—The Company uses the asset and liability method of accounting for deferred income taxes. Deferred tax assets and liabilities reflect the expected future tax consequences, based on enacted tax law, of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts. A valuation allowance is recorded for deferred amounts for which the Company estimates it is more likely than not that all or a portion of a deferred tax asset will not be realized.

Revenue recognition—Revenues from sales of wholesale energy and natural gas, and natural gas storage services are recognized when persuasive evidence of an arrangement exists, delivery has occurred or the services have been rendered, the sales price is fixed or determinable and collection of the related receivable is reasonably assured. Title and risk of loss generally passes to the customer at the time of delivery of the services. For multiple element arrangements, the Company defers the fair value of any undelivered elements until the relevant element is delivered.

Derivative transactions designated as held for energy trading are accounted for under the mark-to-market method of accounting with the net change in fair value recorded in the Statements of Consolidated Income (Loss) in the period of change. Trading activity is presented on a net basis in accordance with Emerging Issues Task Force ("EITF") Issue No. 02-03, *Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities.*

During fiscal year 2007, the Company entered into a separate line of business for the development, construction and sale of wind farm projects. Revenues associated with this build-to-sell ("BTS") business activity are calculated as the total sales price of the completed project, and are recognized upon the transfer of the assets as of the date of substantial completion. The associated costs to develop and construct the project are carried as inventory until such time the sale is complete at which time the costs are transferred to cost of goods sold.

During fiscal year 2007, the Company entered into three separate wind portfolio transactions whereby the Company contributed certain wind assets and independent third parties invested in the B share equity of these newly created entities. As consideration for their investment, the third parties paid the Company a specified amount of cash, fixed notes and contingent notes. The cash and fixed notes are considered deferred revenue and are credited to income based on a specified amortization schedule. The contingent notes are accrued and credited to income in the period associated with generation, as it relates directly to the production from the wind farm. The Company continues to consolidate these entities.

Purchased power and natural gas—The cost of purchased power and natural gas for hedging, balancing and optimization activities is recorded in the Statements of Consolidated Income (Loss) as purchased power and natural gas expense. The cost of natural gas purchased for consumption in the Company's generation projects is recorded as fuel expense. Certain hedging, balancing and optimization activity is presented net in accordance with EITF Issue No. 03-11, *Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to SFAS No. 133 and Not 'Held for Trading Purposes' As Defined in EITF Issue No. 02-03: Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities* ("EITF 03-11").

Accounting standards adopted

SFAS No. 158—In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, an amendment of FASB Statements No. 87, 88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits* 106, and 132R, *Employers' Disclosures about Pensions and Other Postretirement Benefits* ("SFAS 158"). SFAS 158 requires the entity that sponsors a postretirement benefit plan to recognize fully, as an asset or liability, the overfunded or underfunded status of this plan in its year-end balance sheet and the offsetting entry to accumulated other comprehensive income, net of tax, resulting in no impact to the Statements of Consolidated Income (Loss). The funded status is measured as the difference between the fair value of the plan's assets and its benefit obligation. The benefit obligation's measurement basis is the projected benefit obligation for pension plans and the accumulated postretirement obligation for other postretirement benefit plans. This statement is effective for fiscal years ending after December 15, 2008. For further discussion, see Note 13.

FSP FAS 158-1—In February 2007, FASB issued FSP FAS 158-1, *Conforming Amendments to the Illustrations in FASB Statement No. 87, No. 88, and No. 106 and to the Related Staff Implementation* ("FSP 158-1"). FSP 158 amended the recognition provisions of Statements 87, 88, and 106 to require recognition of the funded status of defined benefit postretirement plans in an employer's statement of financial position. This FSP amends the questions and answers contained in FASB Special Reports, A *Guide to Implementation of Statement 87 on Employers' Accounting for Pensions*, A *Guide to Implementation of Statement 88 on Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits*, and *A Guide to Implementation of Statement 106 on Employers' Accounting for Postretirement Benefits Other Than Pensions*, and incorporating the guidance as new appendices to Statements 87, 88, and 106. The amendments made by this FSP are effective as of the effective dates of Statement 158.

Accounting standards issued but not yet adopted

SFIN No. 48—In July 2006, the FASB issued interpretation on FIN No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 requires entities to determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The Company is currently evaluating the impact of FIN 48.

SFAS No. 157—In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 provides a single definition of fair value, along with a framework for measuring it, and requires additional disclosure about using fair value measurement assets and liabilities. SFAS 157 emphasizes that fair value measurement is market-based, not entity-specific, and establishes a fair value hierarchy in which the highest priority is quoted prices in active markets. SFAS 157 also requires entities to include their own credit standing when measuring their liabilities, it modifies the transaction price presumption, it prohibits broker-dealers and investment companies from using block discounts when valuing large blocks of securities, and it requires entities to adjust the value of restricted stock for the effect of the restriction even if the restriction lapses within one year. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS 157.

SFAS No. 159—In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Under SFAS 159, entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be applied on an instrument-by-instrument basis, with a few exceptions, as long as it is applies only to the entire instrument and not to a portion of an instrument. The fair value option election is irrevocable unless a new election date occurs. Assets and liabilities that are measured at fair value must be displayed on the face of the balance sheet. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007. The adoption of this statement is not expected to have a material impact on the Company's consolidated financial position or results of operations.

FSP FIN 46(R)-6—In April 2006, the FASB issued FSP FIS 46(R)-6, *Determining the Variability to Be Considered in Applying FASB Interpretation No. 46, Consolidation of Variable Interest Entities* ("FSP 46(R)-6"). This FSP requires a two step analysis of the design of the entity in determining the variability to be considered in applying FIN 46R: 1) Analyze the nature of the risk in the entity and 2) Determine the purpose(s) for which the entity was created and determine the variability (created by the risks identified in Step 1). FSP 46(R)-6 is effective for all entities with which the entity first becomes involved, and for all entities previously required to be analyzed under FIN 46R when a reconsideration event has occurred beginning the first day of the first reporting period beginning after June 15, 2006. The adoption of this guidance is not expected to have a material impact to the Company's consolidated financial position or results of operations.

FSP AUG AIR-1—In September 2006, the FASB issued FSP AUG AIR-1, *Accounting for Planned Major Maintenance Activities*. This FSP prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. When this FSP is adopted, the following five disclosures are required; 1) the method of accounting for planned major maintenance activities selected, 2) a description of the prior-period information that has been retrospectively adjusted, if any, 3) the effect of the change on income from continuing operations, net income (or other appropriate captions of changes in the applicable net assets or performance indicator), any other affected financial statement line item, and any affected per share amounts for any periods retrospectively adjusted, 4) the cumulative effect of the change on retained earnings or other components of equity or net assets in the statement of financial position as of the beginning of the earliest period presented, and 5) if retrospective application to all prior periods is impracticable, the reasons why it is impracticable and a description of the alternative method used to report the change. This guidance is effective for the first fiscal year beginning after December 15, 2006. The adoption of this guidance is not expected to have material impact on the Company's consolidated financial position or results of operations.

Note 2 – Discontinued operations

Discontinued operations

As a result of the March 21, 2006 sale of PacifiCorp to MidAmerican, the assets and liabilities of PacifiCorp and its subsidiaries have been classified and accounted for as discontinued operations in the Consolidated Balance Sheets, in accordance with SFAS No. 144. The results of operations and cash flows for PacifiCorp and its subsidiaries have also been reported on a net basis as discontinued operations for each of the years ended March 31, 2007 and 2006 in the Consolidated Statements of Income (Loss) and of Cash Flows.

An analysis of the provision for discontinued operations performed at March 31, 2007 indicated that estimates associated with retention and severance, additional provision and pension administration appeared to be in excess of expenses realized; $5.8 million was taken into income from discontinued operations as a change to these estimates. Subsequently, SPHI accrued $22.2 million in response to claims asserted by MidAmerican related to intercompany accounts prior to sale. This accrual was treated as a loss on disposal of PacifiCorp. The following summarizes the results of operations of the discontinued operations for the years ended March 31, 2007 and 2006:

	Years ended March 31,	
	2007	2006
	(Millions of dollars)	
Operating revenues	$ 5.8	$3,820.2
Operating costs and other expenses	—	2,888.8
Operating income before income taxes	5.8	931.4
(Loss) gain on disposal of PacifiCorp	(22.2)	176.8
Income tax expense	2.2	339.4
(Loss) income from discontinued operations	$(18.6)	$ 768.8

Accounting for the electric utility operations conforms to accounting principles generally accepted in the United States of America as applied to regulated public utilities and as prescribed by agencies and the commissions of the various locations in which the electric utility business operates. The discontinued operations of PacifiCorp operated as a regulated public utility, and its electric utility operations were accounted for in accordance with SFAS No. 71, *Accounting for the Effects of Certain Types of Regulation*, until the sale closing date.

Note 3—Derivative instruments

The Company engages in the development, acquisition, management and operation of thermal and renewable generation resources, the origination and marketing of wholesale electricity and natural gas and provides natural gas storage and hub services and energy management activities. Thus, the Company's business is exposed to risks relating to, but not limited to, changes in certain commodity prices and counterparty performance. The Company enters into derivative instruments, including electricity and natural gas forwards, options and swaps to manage its exposure to commodity price and volume risk. The Company has policies and procedures to manage the risks inherent in these activities and actively monitors its compliance.

The risk management process established by the Company is designed to identify, assess, monitor and manage each of the various types of risk involved in the Company's business and activities. The risk management process is also designed to measure quantitative market risk exposure and to identify qualitative market risk exposure. Consistent with the Company's risk management policy, the Company enters into various transactions, including derivative transactions, to assist in managing the volatility relating to these exposures. The risk management policy governs energy purchase and sales activities and is designed for hedging the Company's existing energy and asset exposures and, to a limited extent and within established guidelines, permits arbitrage activities to take advantage of market inefficiencies. The policy also governs the Company's use of derivative instruments, as well as its energy purchase and sales practices, and describes the Company's credit policy and management information systems required to effectively manage and monitor the use of derivatives. The Company's risk management policy provides for the use of only those instruments that have a close volume or price correlation with its portfolio of assets, liabilities or anticipated transactions. The risk management policy includes, as a strategic objective, that such instruments will be primarily used for hedging, including commodity price risk management.

The Company applies EITF No. 03-11, which provides guidance on whether to report realized gains or losses on physically settled derivative contracts not held for trading purposes on a gross or net basis and requires realized gains or losses on derivative contracts that do not settle physically to be reported on a net basis. As a result, the Company netted certain contracts previously recorded on a gross basis in Revenues and Purchased power expenses.

The accounting treatment for the various classifications of derivative financial instruments is as follows:

Normal purchases and normal sales—Contracts designated as normal purchases and normal sales are excluded from the requirements of SFAS No. 133. The realized gains and losses on these contracts are reflected in the Statements of Consolidated Income (Loss) at the contract settlement date.

Trading activity—Contracts qualifying as derivatives within the scope of SFAS No. 133 and considered to be associated with trading activities are accounted for under mark-to-market accounting. Both realized and unrealized gains and losses are reflected in the Statement of Consolidated Income (Loss) as a net component of Revenues and in the Consolidated Balance Sheets as Derivatives contract assets or Derivative contract liabilities.

Non-trading activity—Contracts qualifying as derivatives within the scope of SFAS No. 133 and not considered to be associated with trading activities are accounted for under mark-to-market accounting, and the unrealized gains and losses are recorded in the Statements of Consolidated Income (Loss) as Purchased power and natural gas expense for purchase contracts and Revenues for power and natural gas sales contracts and in the Consolidated Balance Sheet as Derivatives contract assets or Derivative contract liabilities. Realized gains and losses are reported in a similar manner to the extent they are physically settled. Net sales are recorded to revenue. Net purchases are recorded to purchased power.

The Company has the following types of commodity transactions within its business:

Wholesale electricity purchase and sales contracts—The Company manages its energy resources and requirements by integrating plant operations, contract dispatch and energy management activities with various commodity purchase and sale commitments (such as tolling arrangements and electricity purchase contracts), transportation and transmission agreements. Optimization benefits are derived from displacing plant operations with low-priced market purchases and selling or storing the displaced natural gas as well as using contract delivery flexibility to manage location price differentials in both natural gas and electricity. These processes involve hedging transactions, which may include the purchase and sale of firm capacity and energy under long-term contracts, forward physical or financial contracts for the purchase and sale of a specified amount of capacity, electricity at a specified price over a given period of time (typically for one month, three months or one year) and forward purchases and sales of transmission and transportation service.

Natural gas and other fuel purchase contracts—The Company enters into long-term and short-term natural gas contracts to provide adequate fuel resources to its thermal generation facilities and manage its storage exposures. These contracts generally have limited optionality and require the Company to take physical delivery of the commodity.

Financial natural gas contracts and basis swaps—The Company also enters into forward financial natural gas contracts to manage its exposures relative to the changes in forward market prices for natural gas. These exposures include changes in the value of owned generation arising from changes in heat rates and changes in the value of contracted storage positions arising from seasonal price differentials. Additionally, the Company may also enter into basis swaps to protect the value of contracted transport against changes in location differentials due to basis risk.

To mitigate exposure to credit risk, the Company has entered into master netting agreements with most of its significant trading counterparties. These agreements reduced the Company's credit exposure by approximately $5.2 million at March 31, 2007 and $3.9 million at March 31, 2006. Unrealized gains and losses on contracts with parties under master netting agreements are presented net in the consolidated financial statements. Beyond these agreements the Company mitigates its risk exposure with other agreements, accounts receivable and accounts payable netting and other normal credit activities necessary to minimize its overall exposure.

Short-term contracts, without explicit or embedded optionality, are valued based upon the relevant portion of the forward market price curve. Contracts with explicit or embedded optionality and long-term contracts are valued by separating each contract into its component physical and financial forward, swap and option legs. Forward and swap legs are valued against the appropriate market curve. The optionality is valued using a modified Black-Scholes model approach or a stochastic simulation (Monte Carlo) approach. Each option component is modeled and valued separately using the appropriate forward market price curve.

The forward market price curve is derived using daily market quotes from independent energy brokers, as well as direct information received from third-party offers and actual transactions executed by the Company. For long-term contracts extending beyond five years, the forward price curve is based upon market quotes, if available, or the use of a fundamentals model (cost-to-build approach), due to the limited information available. The fundamentals model is updated at least quarterly, or more often as warranted, to reflect changes in the market.

Note 4—Related-party transactions

There are no loans or advances between the Company and ScottishPower. SPGHC and ScottishPower UK plc ("SPUK"), a subsidiary of ScottishPower have an intercompany loan agreement that permits funds to be advanced to either party. An additional agreement permits loans between PPM and PPM Energy Canada, Ltd. (formerly PacifiCorp Energy Canada, Ltd., hereinafter referred to as "PECL"), an indirect subsidiary of ScottishPower. The Company does not maintain a centralized cash or money pool. Therefore, funds of each company are not commingled with funds of any other company. Other affiliate transactions that the Company enters into may be subject to certain approval and reporting requirements.

The following table details the Company's transactions and balances with unconsolidated related parties:

		Years ended March 31, 2007	2006
		(Millions of dollars)	
Amounts due from affiliated entity:			
ScottishPower NA2 Ltd. ("SP NA2"):			
Note receivable	(a)	—	2,731.4
Interest receivable	(a)	—	4.5
SPUK	(b)	0.1	—
		$ 0.1	$2,735.9
Amounts due to affiliated entities:			
SPUK:			
Accounts payable	(b)	$ 11.8	$ 42.4
Note payable	(c)	424.0	884.0
Interest payable	(c)	0.1	0.1
ScottishPower Finance 2 Limited ("SPF2"):			
Interest payable	(c)	—	0.4
Note payable to affiliate	(e)	—	2,731.0
PECL:			
Accounts payable	(f)	62.6	56.7
Note payable	(g)	185.7	86.2
		$ 684.2	$3,800.8
Revenues from affiliated entities:			
SPUK	(a)	$ 51.2	$ —
PECL	(f)	166.2	98.2
SP NA2	(a)	—	4.5
		$ 217.4	$ 102.7
Expenses incurred from affiliated entities:			
SPUK:			
Expenses	(b)	$ 4.3	$ 18.7
SPGHC interest expense	(c)	41.6	28.4
SPHI interest expense	(e)	51.1	—
PacifiCorp UK Limited ("PUKL"):			
Interest expense	(d)	—	76.7
SPF2:			
Interest expense	(d)	—	68.8
PECL:			
Expenses	(f)	1,046.7	807.2
		$1,143.7	$ 999.8

(a) At March 31, 2006, SPHI had a note receivable and related interest income from SP NA2. This note and the SPF2 note (see (e) below) were each repaid and terminated on July 31, 2006.

(b) Balances primarily represent amounts allocated to the Company for services received under the cross-charge policy. SPUK also charged the Company for payroll costs and related benefits of SPUK employees working on international assignment in the United States.

(c) At March 31, 2007 and March 31, 2006, SPGHC had a note payable and related interest expense to SPUK. The obligation bears interest based on LIBOR.

(d) Represents interest payable and expense for fiscal year 2006 on stock subscription liability and notes payable described in (e) below.

(e) As of March 31, 2005 SPHI had a stock subscription liability of $2.375 billion to PUKL for a subscription of 1,250,000 shares of stock. In September 2005, SPHI obtained seven new floating rate notes payable totaling $2.731 billion from SPF2. The proceeds of these notes payable were used to repay the stock subscription liability of $2.375 billion, outstanding interest of $92.7 million and a redemption premium of $263.3 million. The redemption premium was treated as a return of capital and was recorded net of tax in Common shareholders' capital. The amount outstanding at March 31, 2006 represented the notes payable under the new facility with maturity dates ranging from March 2007 through June 2007 and bearing interest at LIBOR plus a margin of 0.45%. At March 31, 2006, the interest rate was 5.43%. All related notes were paid off as of July 31, 2006 (see (a) above).

(f) PPM has contractual arrangements with PECL to purchase and sell natural gas. Such transactions are settled via affiliated borrowing arrangements and are reported net in revenue when appropriate.

(g) PPM has arranged for a reciprocal borrowing facility with PECL. The obligation bears interest based on LIBOR plus an applicable margin.

On December 29, 2004, the Company paid $11.0 million to principal shareholders in Atlantic Renewable Energy Corp. ("AREC") for all of AREC's outstanding shares. These shareholders became employees of the Company. On February 15, 2005, the Company paid $1.3 million to partners in Atlantic Renewable Project ("ARP"), who were also formerly principal shareholders in AREC, for their entire interest in ARP. The primary asset of ARP is a 50.0% interest in the Maple Ridge projects which have now completed and placed in serviced in January 2006 and November 2006, respectively.

The Company paid to the City of Klamath Falls ("Klamath Falls") $1.4 million, which represents the Company's share of the SPHI credit support fee billed to Klamath Falls. At March 31, 2007, the Company had payables totaling $108,000 outstanding to Klamath Falls for its share of these fees.

Note 5—Goodwill

In December 2002, the Company acquired the Katy gas storage facility at an adjusted purchase price of $160.1 million, including transaction costs, in a cash transaction. The identifiable assets and liabilities acquired in the business combination were recorded at fair value and included assets of $142.0 million and liabilities of $1.6 million. The difference between the fair value of the net assets and the purchase price, approximately $19.7 million, was recorded as Goodwill, and there were no other intangible assets recorded associated with this transaction.

As required by SFAS No. 142, the Company performs an annual goodwill impairment test and updates the test if events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying amount. As part of this test, projections regarding estimated future cash flows and other factors are made to determine the fair value of the respective assets. If these estimates or related projections change in the future, the Company may be required to record impairment charges for these assets. The Company applies what it believes to be the most appropriate valuation methodology for the purposes of this test. If the Company had established different reporting units or utilized different valuation methodologies the impairment test could have resulted in different outcomes. As market conditions change, in addition to performing the annual goodwill impairment analysis required by SFAS No. 142, management reviews for any indicators that the fair value of a reporting unit could be below carrying value and assess goodwill for impairment as appropriate.

The annual test was last completed as of September 30, 2006 and the Company determined that there was no impairment losses related to goodwill. As of March 31, 2007, no impairment loss was recorded.

Note 6—Asset impairments

Long-lived assets to be held and used by the Company are reviewed for impairment when events or circumstances indicate costs may not be recoverable. Such reviews are performed in accordance with SFAS No. 144. Impairment losses on long-lived assets are recognized when book values exceed expected undiscounted future cash flows with the impairment measured on a discounted future cash flows basis. During fiscal year 2007, the Company determined that certain of its wind generation sites would not be developed further and recognized a charge of $8.3 million included in operating expenses in the Statements of Consolidated Income (Loss) to write off these sites.

Note 7—Asset retirement obligations and accrued environmental costs

The Company is required under SFAS 143, *Accounting for Asset Retirement Obligations* ("SFAS 143") to record the fair value of an asset retirement obligation as a liability in the period in which the obligation was incurred. At the same time the liability is recorded, the costs of the asset retirement obligation must be recorded as an addition to the carrying amount of the related asset. Over time, the liability is accreted to its present value and the addition to the carrying amount of the asset is depreciated over the asset's useful life. Upon retirement of the asset, the Company will settle the retirement obligation against the recorded balance of the liability. Any difference in the final retirement obligation cost and the liability will be charged or credited to earnings. The Company does not recognize liabilities for asset retirement obligations for which the fair value cannot be reasonably estimated.

In March 2005, the FASB issued FASB Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations—an Interpretation of FASB Statement No. 143 ("FIN 47")*. FIN 47 clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. The Company adopted FIN 47 for the year ended March 31, 2006 and the adoption had no impact on its consolidated financial position and results of operations.

The Company's asset retirement obligations were as follows:

	Years ended March 31,	
	2007	2006
	(Millions of US dollars)	
Liability recognized at beginning of period	$ 6.5	$1.0
Liabilities incurred	2.1	4.7
Revisions of estimated cashflows	0.8	0.5
Accretion expense	0.6	0.3
Liability recognized at end of period	$10.0	$6.5

Accrued environmental costs

The Company's policy is to accrue environmental clean-up costs of a non-capital nature when those costs are believed to be probable and can be reasonably estimated. The quantification of environmental exposures is based on assessments of many factors, including changing laws and regulations, advancements in environmental technologies, the quality of information available related to specific sites, the assessment stage of each site investigation, preliminary findings and the length of time involved in remediation or settlement. The Company hires external consultants from time to time to conduct studies in order to establish reserves for various site environmental remediation costs. The Company is subject to cost-sharing agreements with other potentially responsible parties based on decrees, orders and other legal agreements. In these circumstances, the Company assesses the financial capability of other potentially responsible parties and the reasonableness of the Company's apportionment. These agreements may affect the range of potential loss. Additionally, the Company may benefit from excess insurance policies that may cover some of the cleanup costs if costs incurred exceed certain amounts.

The Company assesses its potential obligations to perform environmental remediation on an ongoing basis. As a result of studies performed during the year ended March 31, 2007, the Company adjusted its reserve up by $2 million to reflect its most likely estimate of $5.7 million for probable liabilities. Remediation costs that are fixed and determinable have been discounted to their present value using credit-adjusted, risk-free discount rates based on the expected future annual borrowing rates of the Company.

Note 8—Lease obligations

Capital lease—The Company does not own, but is contractually entitled to 46.89% of the output from a 484 MW thermal generating facility located in Klamath Falls, Oregon, which is reported as a capital lease obligation and is also included in property, plant and equipment—Electricity generation in the Consolidated Balance Sheets. Amortization for capital lease obligations is included in depreciation expense.

The Company's capital lease assets and capital lease obligations were as follows:

	Years ended March 31,	
	2007	2006
	(Millions of US dollars)	
Capitalized lease asset	$156.8	$156.8
Less accumulated amortization	(28.8)	(23.5)
Total	$128.0	$133.3
Capitalized lease obligation, 7.1% to 9.7% through 2025	$141.5	$145.3
Less current maturities	(4.1)	(3.8)
Total	$137.4	$141.5

The Company made interest payments under the capital lease of approximately $10.2 million and $10.5 million for the years ended March 31, 2007 and 2006, respectively.

Operating leases—The Company leases its offices in Portland, Oregon and Houston, Texas and the majority of the land for its renewable generation and natural gas storage facilities under operating leases with various terms and conditions. The office leases require the Company to pay applicable operating and maintenance expenses, excluding depreciation. Terms of these leases are for up to 10 years. The land leases require the Company to pay all real and personal property taxes, remove all structures and equipment on lease expiration (see Note 7 for a discussion of the Company's asset retirement obligations), and certain leases provide for royalty or revenue sharing payments. Net rent expense under these arrangements was $7.8 million and $3.2 million for the years ended March 31, 2007 and 2006, respectively.

Renewable Energy Arrangements—In May 2003, the EITF issued EITF No. 01-8, *Determining Whether an Arrangement Contains a Lease* ("EITF 01-8") which generally states that the evaluation of whether an arrangement contains a lease within the scope of SFAS No. 13, *Accounting for Leases*, should be based on the substance of the arrangement. The Company has reviewed all of its long-term power purchase agreements from renewable generation facilities and determined none of these agreements are leases.

Future minimum payments under capital and operating leases are as follows:

	Capital Leases	Operating Leases	Total Leases
	(Millions of US dollars)		
Years ended March 31,			
2008	$ 14.1	$ 4.8	$ 18.9
2009	14.0	4.0	18.0
2010	14.0	4.0	18.0
2011	14.1	4.0	18.1
2012	14.1	4.1	18.2
Thereafter	180.3	55.5	235.8
Total obligations	$250.6	$76.4	$327.0

The amount of interest expense in the future capital lease payments is $109.0 million.

Note 9—Finance assets

Leveraged leases

During the third and fourth quarter of fiscal year 2007, the Company liquidated all direct finance leases and all but one leveraged lease. The remaining net investment is reported in Current and Other Non-current Assets and Deferred Credits on the Consolidated Balance Sheets:

	Years ended March 31,	
	2007	2006
	(Millions of dollars)	
Rentals receivable (net of principal and interest on the nonrecourse debt)	$ 22.3	$ 74.4
Estimated residual value of leased assets	—	45.2
Less unearned and deferred income	(2.6)	(19.8)
Investment in leases	19.7	99.8
Less deferred taxes arising from leases	(18.2)	(39.1)
Net investment in leases	$ 1.5	$ 60.7

During the fiscal year ended March, 31, 2006, pre-tax impairment charges of $45.3 million were recorded in relation to investments in leveraged leases, a direct finance lease, and assets under operating leases. There were no impairment charges related to the remaining lease at March 31, 2007.

Investment bonds

To finance the construction of the Klamath Cogeneration plant in Klamath Falls, Oregon, the City of Klamath Falls ("CKF") sold $220million in primary tax exempt senior bonds, $28.6million in primary taxable senior bonds, and $60million second lien (subordinate) bonds to private investors in 1999. In 2003, CKF sold an additional $25million in primary senior bonds to fund a shortfall in the operations reserve fund. SPHI agreed to guarantee interest and principal payments on the second lien bonds.

The Company purchased $24.9million in senior bonds and $35.8million in second lien bonds in December 2006 to be held-to-maturity. CKF defaulted on the second lien bonds in December 2006. As a result of the default SPHI, as Guarantor, purchased all of the second lien bonds to be held-to-maturity. The Second Lien bonds are fully reserved as the financial outlook of the Klamath Cogeneration project is projected to be unsustainable as indicated in The Memorandum of Understanding to the Trustee, US Bank National Association, dated January 29, 2007. The Senior lien bonds have a related sinking fund to meet the requirements of the bond covenants and have not been reserved.

Bonds held to maturity are as follows:

Type	Maturity	Par	Book balance at 3/31/2007	Reserve at 3/31/2007	Net book at 3/31/2007
Senior	01/01/2025	$24.9M	$24.7M	$ —	$24.7M
Second lien	01/01/2025	$56.5M	$56.5M	$56.5M	$ —

Note 10—Commitments and contingencies

In accordance with SFAS No. 5, *Accounting for Contingencies*, whereby the Company makes a provision for a liability when it is both probable that a liability has been incurred and the amount can be reasonably estimated. The Company's policy is to exclude anticipated legal costs. The evaluation of these contingencies is performed by various specialists inside and outside of the Company.

Litigation—From time to time, the Company is also a party to various other legal claims, actions, complaints and disputes, certain of which involve material amounts. The Company currently believes that disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations, cash flows or liquidity.

Environmental Issues—The Company is subject to numerous environmental laws, including the Federal Clean Air Act and various state air quality laws; the Endangered Species Act; the Comprehensive Environmental Response, Compensation and Liability Act, and similar state laws relating to environmental cleanups; the Resource Conservation and Recovery Act and similar state laws relating to the storage and handling of hazardous materials; and the Clean Water Act, and similar state laws relating to water quality. The Company believes that it is in substantial compliance with environmental regulatory and legal requirements and that maintaining continued compliance with current requirements will not materially affect the Company's consolidated financial position, results of operations, cash flows or liquidity. These laws could potentially impact future operations.

The City of Tacoma—The City of Tacoma filed a complaint against numerous entities, including the Company, alleging violations of the Sherman Antitrust Act by the defendants through concerted efforts to inflate demand for power and in certain cases withholding power. In December 2004, the defendants filed a motion for dismissal, which was granted. The City of Tacoma has filed a notice of appeal, which is pending. The City of Tacoma has approached lead defendants seeking dismissal of the complaint and the appeal if defendants agree not to seek to impose defendants' attorney's fees upon the City of Tacoma. This matter was dismissed on March 20, 2007.

2000-2001 California/Western Energy Crisis—Various parties alleged antitrust, unfair competition, or that prices were unjust and unreasonable during 2000-2001 energy crisis against multiple parties, including PPM. PPM is currently in settlement discussions with the California Parties to resolve PPM's involvement in all of these spot market dockets. The outcome of these settlement discussions is not expected to have a material impact on the Company's consolidated financial position, results of operations, cash flows or liquidity.

Waha: Disposal Dispute—On September 18, 2006, Ice Brother Incorporated and Southwest Royalties Incorporated filed a civil lawsuit seeking money damages against Enstor Waha Storage and Transportation, L.P., Enstor Operating Company, LLC, and Enstor, Inc. (subsidiaries of PPM Energy, Inc.) alleging that production from their gas wells had been affected by Enstor's brine water injection operations. Although two other nearby producers have not filed suit against Enstor, each has provided written notice of a claim for damages also alleging its production has been impacted by Enstor's injection operations. On September 20, 2006, the plaintiffs and both producers filed formal complaints with the Railroad Commission of Texas seeking injunctive relief and cancellation of Enstor's injection permit authorization. Both the civil lawsuit and regulatory proceedings are stayed pending the outcome of ongoing settlement discussions. The outcome of these proceedings is not expected to have a material impact on the Company's consolidated financial position, results of operations, cash flows or liquidity.

Waha: Drilling Dispute—On June 12, 2006, Nabors Drilling USA, L.P. filed suit against Enstor Waha Storage and Transportation, L.P. and Enstor Operating Company, LLC (subsidiaries of PPM) to foreclose a mechanic's lien, or otherwise seeking payment, for services performed on a troubled drilling operation. Enstor counterclaimed and is currently in settlement discussion with Nabors to resolve all claims. The outcome of this proceeding is not expected to have a material impact on the Company's consolidated financial position, results of operations, cash flows or liquidity.

Internal Revenue Service—The Company has pending in the United States District Court for the District of Oregon a suit for refund of taxes and interest for the years 1994 through 1998. The suit arises from the IRS' denial of the Company's claim for a refund of taxes and interest related to a note held by the Company during those years (the "Spring Creek" note). A trial date has not yet been set in the refund action, and the outcome of that action remains uncertain. No adverse financial impact is expected.

FERC ISSUES

FERC Market-Based Rates—In February 2004, pursuant to an order of the FERC (the "Katy Order"), Enstor Katy Storage and Transportation, L.P. ("Katy"), an indirect subsidiary of PPM, was granted market-based rate-making authority, which is subject to re-examination if there is a significant change to Katy's market power status. As of March 31, 2007, there has been no change in Katy's market power status which would require an updated review. However, on May 24, 2007, Enstor Houston Hub Storage and Transportation, L.P. ("Enstor Houston Hub"), also an indirect subsidiary of PPM and an affiliate of Katy, filed its "Abbreviated Application for Certificate of Public Convenience and Necessity Authorizing Construction and Operation of a Natural Gas Storage Facility, For Blanket Certificates, and For Approval of Market-Based Rates Under Section 7 of the

Natural Gas Act" in Docket No. CP07-390-000, *et al.*, (the "Enstor Houston Hub Application") for the purpose of obtaining authorization to build and operate as an interstate natural gas company and natural gas storage facility in Liberty County, Texas. Approval of the Enstor Houston Hub Application is not expected before the first quarter of 2008. Under the terms of the Katy Order, Katy's affiliation with an interstate natural gas company (if and when the Enstor Houston Hub Application is approved) could trigger a re-examination of Katy's market power status. However, Katy anticipates that the addition of such affiliated capacity will not be significant enough to render market power on Katy and, therefore, should have no affect on Katy's continued market-based rate authority.

In December 2005, pursuant to an order of the FERC (the "Grama Order"), Enstor Grama Ridge Storage and Transportation, LLC ("Grama"), an indirect subsidiary of PPM, was granted market-based rate-making authority, which is subject to re-examination if there is a significant change to Grama's market power status. As of March 31, 2007, there has been no change in Grama's market power status which would require an updated review. However, as with Katy, under the terms of the Grama Order, the approval of the Enstor Houston Hub Application could subject Grama to a re-examination of its market power status. Grama anticipates that the addition of such affiliated capacity will not be significant enough to render market power on Grama and, therefore, should have no effect on Grama's continued market-based rate authority. Also under the terms of the Grama Order, Grama is obligated to file an updated market power analysis within five years of the dates of the Grama Order and every five years thereafter. At this time, Grama anticipates that such five-year review will not reveal any gain in market power for Grama and, therefore, should have no affect on Grama's continued ability to charge market-based rates.

California Public Utilities Commission—The California Public Utilities Commission ("CPUC") filed a regulatory complaint at FERC regarding certain contracts entered into by PPM and certain other parties and California Water Resources. The FERC ruled in the Company's favor that CDWR contracts were just and reasonable and the case was dismissed. The CPUC and the California Electricity Oversight Board appealed FERC's ruling. The 9th Circuit Court of Appeals issued an order December 19, 2006 making certain determinations and remanding the case to FERC for further consideration and PPM (along with other interested parties) have sought a petition for a writ of certiorari on May 3, 2007 with the U.S. Supreme Court appealing the 9th Circuit order.

FERC Market Power Analysis—Pursuant to the FERC's orders granting PPM authority to sell capacity and energy at market-based rates, PPM is required to submit a joint market power analysis every three years. Under the FERC's current policy, applicants must demonstrate that they do not possess market power in order to charge market-based rates for sales of wholesale energy and capacity in the applicants' control areas. An analysis demonstrating an applicant's passage of certain threshold screens for assessing generation market power establishes a rebuttable presumption that the applicant does not possess generation market power, while failure to pass any screen creates a rebuttable presumption that the applicant has generation market power. In February 2005, PacifiCorp (since it was an affiliate of PPM at the time) and PPM, along with PPM subsidiaries with market based rates submitted a joint triennial market power analysis in compliance with the FERC's requirements. FERC issued an order on June 20, 2006 upholding PPM's and its affiliates' ability to sell power at market-based rates. Subsequent to the June 20, 2006 order, PacifiCorp and PPM filed erratas with FERC and updated its market analysis. On February 1, 2007, FERC accepted the errata filings and concluded the matter.

Construction—The Company has an ongoing construction program and, as a part of this program, certain purchase commitments have been made. At March 31, 2007, the Company had firm commitments for turbine purchases and plant construction costs totaling $520.0 million. The Company expects these construction activities will be completed by December 2007 and the commitments will be paid before fiscal year end 2009. These expenditures are subject to continuing review and revision by the Company, and actual costs could vary from these estimates due to various factors.

Facilities—The Company has entered into certain continuing commitments associated with its thermal and renewable generation facilities. These commitments include agreements for operations and maintenance services and equipment warranties. At March 31, 2007, the Company had non-cancelable firm commitments for these costs in fiscal years 2008 through 2011 of $11.3 million, $7.6 million, $3.8 million, and $3.0 million, respectively.

Wholesale purchase and sales contracts—The Company serves a wide variety of electricity and natural gas customers including municipal agencies, public utility districts, investor-owned utilities, producers, and energy marketers. The Company utilizes its thermal energy assets, renewable energy portfolio and gas storage facilities to provide services to its diverse customer base. The Company manages its energy resource requirements by integrating long-term firm, short-term and spot-market purchases with its own generating resources (within the boundaries of the FERC requirements) to meet its commitments for wholesale sales. Optimization benefits are derived from displacing plant operations with low-priced market purchases and selling or storing the displaced natural gas as well as using contract delivery flexibility to manage location price differentials in both natural gas and electricity. In addition, the Company provides firm capacity under tolling arrangements and firm and interruptible storage services and actively manages the value of its gas storage assets. These services are included in the other category in the table below.

As of March 31, 2007, the Company had the following forward purchases and sales commitments under these power, gas and other arrangements:

	Year ended March 31, 2007							
	Purchases				Sales			
	Gas	Power	Other	Total	Gas	Power	Other	Total
	(Millions of US dollars)							
2008	$ 931.2	$606.2	$ 29.8	$1,567.2	$1,085.1	$572.8	$ 83.1	$1,741.0
2009	158.9	141.4	35.7	336.0	74.6	96.5	83.7	254.8
2010	88.6	90.3	33.8	212.7	22.2	76.9	83.8	182.9
2011	74.0	55.9	18.5	148.4	13.8	37.3	83.2	134.3
2012	52.4	7.7	11.1	71.2	1.5	—	27.8	29.3
Thereafter	305.6	27.0	—	332.6	26.4	—	6.8	33.2
	$1,610.7	$928.5	$128.9	$2,668.1	$1,223.6	$783.5	$368.4	$2,375.5

Note 11—Guarantees and other commitments

The Company applies FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 requires disclosure of certain direct and indirect guarantees.

The Company, or certain subsidiaries of the Company have, either in connection with acquisitions, or through the normal course of business, provided indemnification to third parties which fall within the definition of a guaranty under FIN 45. At March 31, 2007 the total value of guarantee obligations was $1,585.7 million. The Company has not recognized any liability related to the guarantees.

In December 2005, SPF(US) obtained a support agreement from ScottishPower, which obligates ScottishPower to provide any necessary financial support to SPF(US) to allow it to meet payment obligations on indebtedness that it may incur and which also obligates ScottishPower to pay SPF(US) for claims made by SPF(US) pursuant to its obligations as a guarantor to PPM, PECL and PPM's subsidiary companies. As a guarantor, SPF(US) will guarantee: (a) payment by PPM of its obligations under PPM's gas and electric power trading agreements, PPM's power purchase and sales agreements, gas and electric transmission agreements, and agreements documenting its natural gas-fired generation operation and wind power development activities, including turbine and equipment purchases, construction agreements, and site restoration; (b) payment by PECL of its obligations under gas trading agreements and gas transmission agreements; (c) payment by PPM's subsidiaries of obligations attendant to wind power development and gas storage development and (d) in certain limited circumstances, SPF(US)' obligations as a guarantor will also include performance by PPM, PECL and PPM's subsidiaries under the above-described agreements (all "Guarantor Obligations").

On March 21, 2006 ScottishPower sold its stock in PacifiCorp to MidAmerican Energy Holdings Company. The Stock Purchase Agreement which effectuated this sale released ScottishPower from indemnities and warranties other than those relating to corporate income taxes and environmental issues. This contractual liability is subject to other contractual provisions in addition to federal and state audit adjustments to tax years through March 31, 2006, which have not yet been determined.

Unconditional purchase obligations, as defined by accounting standards, are those long-term commitments that are non-cancelable or cancelable only under certain conditions. The Company has such commitments related to legal or contractual asset retirement obligations, environmental obligations, hydroelectric obligations, equipment maintenance and various other service and maintenance agreements.

Note 12—Consolidation of variable-interest entities ("VIE")

In October 2003, the Company entered into a 50-50 joint venture with Shell Wind Energy, Inc. to own and operate a 162 MW wind farm located in southeast Colorado, which commenced operations in January 2004. This venture is a VIE as defined by FIN 46R; however, the Company is not the primary beneficiary. The Company accounts for this venture under the equity method of accounting. The maximum exposure to loss is its net investment, which was $39.5 million and $40.7 million for the years ended March 31, 2007 and 2006, respectively.

In February 2005, the Company entered into 50-50 joint ventures with Zilkha Renewable Energy ("Zilkha") to construct, own and operate the Flat Rock Windpower LLC and the Flat Rock Wind Power II LLC wind farms (collectively, "Flat Rock") of up to a combined 322 MW capacity located in upstate New York. During 2006, Zilkha, along with its interest in the joint ventures, was acquired by Goldman Sachs and renamed Horizon Wind Energy. At March 31, 2006, 198 MW of Flat Rock Windpower LLC was in commercial operation with a further 33 MW completed in June 2006. The 91 MW Flat Rock Windpower II LLC reached commercial operation in November 2006. Flat Rock Windpower LLC & Flat Rock Windpower II LLC are VIEs as defined by FIN 46R; however, the Company is not the primary beneficiary. The Company accounts for Flat Rock under the equity method of accounting. The maximum exposure to loss is its net investments, which totaled $269.5 million and $171.3 million for the years ended March 31, 2007 and 2006, respectively.

Note 13—Employment benefit plans

All Full-time and Part-time regular employees (i.e., excluding those who are temporary, casual, or leased) are eligible to participate in the company's employee benefit plans. The costs of benefits provided are as follows:

As a result of adopting SFAS No. 158, the Consolidated Balance Sheet changed as follows:

	Balances prior to adoption of SFAS No. 158	Changes due to SFAS No. 158 adjustment	Balances after adoption of SFAS No. 158
	(Thousands of dollars)		
Other deferred liabilities	$ 14,186	$21,003	$ 35,189
Deferred income taxes	116,545	8,034	124,579
Accumulated OCI (pre-tax)	10,599	10,280	20,879

Retirement Plan—The Company sponsors a defined benefit pension plan that covers the majority of the Company's employees. Benefits under the main plan in the US are based on the employee's years of service and average monthly pay in the 60 consecutive months of highest pay out of the last 120 months, with adjustments to reflect benefits estimated to be received from Social Security. Net periodic pension benefit cost was $3.8 million at March 31, 2007 and $1.7 million at March 31, 2006.

The weighted average rates assumed in the actuarial calculations used to determine the net periodic benefit costs for the pension and postretirement benefit plans were as follows:

	Years Ended March 31,	
	2007	2006
Discount rate	5.75%	5.75%
Expected long-term rate of return on assets	8.00%	8.75%
Rate of increase in compensation levels	4.00%	4.00%

The weighted average rates assumed in the actuarial calculations used to determine benefit obligations for the pension and postretirement benefit plans were as follows:

	March 31,	
	2007	2006
Discount rate	5.75%	5.75%
Rate of increase in compensation levels	4.00%	4.00%

The Company determined the long-term rate of return based on historical asset class returns and current market conditions, taking into account the diversification benefits of investing in multiple asset classes.

The change in the projected obligation, change in plan assets and funded status are as follows:

	Years ended March 31,	
	2007	2006
	(Millions of US dollars)	
Reconciliation of benefit obligation		
Beginning balance (a)	$44.3	$ 1,338.1
Service cost	2.8	30.8
Interest cost	2.5	74.4
Plan amendments	0.2	2.9
Cost of termination benefits	—	3.0
Separation of former participants (a)	—	(1,342.2)
Benefit paid	(3.1)	(85.6)
Actuarial loss	2.0	22.9
Obligation—end of year	$48.7	$ 44.3
Reconciliation of fair value of plan assets		
Beginning balance (a)	$32.0	$ 806.5
Actual return on plan assets	2.9	72.6
Separation of former participants	—	(824.9)
Company contribution	1.3	63.8
Benefits paid	(3.1)	(84.1)
Transfers	—	(1.9)
Plan assets at fair value—end of year	$33.1	$ 32.0
Net funded status	$15.6	$ 12.3

	Years ended March 31,	
	2007	2006
	(Millions of US dollars)	
Funded Status		
Funded status of the plan	$(15.6)	$(12.3)
Unrecognized net loss	*	14.1
Unrecognized prior service cost	*	0.8
Unrecognized net transition obligation	*	0.2
Prepaid pension cost, before final contribution	$(15.6)	$ 2.8
Final contribution between measurement date and fiscal year-end	0.4	—
Prepaid pension cost (liability) (a)	$(15.2)	$ 2.8
Amount recognized in the statement of financial position		
Accrued benefit liability	$ —	$ (2.8)
Intangible asset	—	5.6
Current liabilities	(0.1)	—
Noncurrent liabilities	(15.1)	—
Total recognized	$(15.2)	$ 2.8

(a) As of the beginning of fiscal year 2006, PacifiCorp was the sponsor of the defined benefit plans and accounted for the total projected benefit obligation and plan assets. Following the sale of PacifiCorp, the benefit obligations and plan assets relating to employees of the Company were transferred to the Company for no consideration. The prepaid pension cost at March 31, 2006 relates only to continuing operations.

With the adoption of SFAS No. 158 at March 31, 2007, certain information is no longer applicable. Similarly, certain information for 2006 was not previously applicable. Upon the adoption of SFAS No. 158, the Company recorded unrecognized prior service costs, unrecognized gains and losses, and unrecognized net transition obligations as components of accumulated other comprehensive income.

Amounts of benefits recognized in accumulated other comprehensive income consist of:

	Year ended March 31, 2007
	(Thousands of dollars)
Pension benefits:	
Unrecognized prior service cost	$ 0.8
Unrecognized net loss	15.0
Unrecognized net transition obligation	0.1
Total	$15.9

The estimated amount that will be amortized into net periodic benefit cost as follow:

	Year ended March 31, 2007
	(Thousands of dollars)
Pension benefits:	
Unrecognized prior service cost	$ 0.1
Unrecognized net loss	0.7
Unrecognized net transition obligation	—
Total	$ 0.8

Components of the net periodic pension benefit cost are summarized as follows:

	Years Ended March 31,	
	2007	2006
	(Millions of dollars)	
Service cost	$ 2.8	$ 32.2
Interest cost	2.5	74.4
Expected return on plan assets	(2.5)	(76.9)
Amortization of unrecognized net obligation	0.1	8.4
Amortization of unrecognized prior service cost	0.1	1.2
Amortization of unrecognized loss	0.8	21.5
Cost of termination benefits	—	3.0
Net periodic pension benefit cost	3.8	63.8
Less: amounts relating to discontinued operations	—	(62.1)
Net periodic pension benefit cost—continuing operations	$ 3.8	$ 1.7

Retirement Plan assets are managed and invested in accordance with all applicable requirements, including the Employee Retirement Income Security Act and the Internal Revenue Code. The Company employs an investment approach whereby a diversified mix of asset classes is used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolio contains a diversified blend of equity, fixed-income and other investments as shown in the table below. Equity investments are diversified across US and non-US stocks, as well as investment styles and market capitalizations. Fixed-income investments are primarily invested in United States bonds and may also include some non-US bonds. Other asset classes, such as real estate, absolute return and real return, are used to enhance long-term returns while improving portfolio diversification. The Company primarily minimizes the risk of large losses through diversification but also monitors and manages other aspects of risk through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

The following table shows a breakdown of the pension plan assets by investment category based on market values.

		Year ended March 31,	
	Target	2007	2006
Equity securities	50.0%	55.0%	58.5%
Debt securities	20.0%	25.0%	34.5%
Private equity	0.0%	0.0%	7.0%
Real estate	10.0%	0.0%	0.0%
Absolute return	10.0%	10.0%	0.0%
Real return	10.0%	0.0%	0.0%
Money market	0.0%	10.0%	0.0%

401(k) Plan—The Company has an employee savings defined contribution plan (the "Plan") that qualifies as a tax-deferred arrangement under the Internal Revenue Code. Participating US employees may defer up to 75.0% of their compensation, subject to certain statutory limitations. Compensation includes base pay, and overtime, and Annual Incentive, but is limited to the maximum allowable under the Internal Revenue Code. Employees can select a variety of investment options including ScottishPower securities. The Company matches 100.0% of employee contributions on amounts deferred up to 5.0% of eligible compensation, with the Company match portion vesting over the initial five years of an employee's employment with the Company or an affiliate. The Company's matching contribution is allocated based on the employee's investment selections or to a balanced investment fund if the employee has made no selections. The Company funded $1.4 million and $1 million, for the years ended March 31, 2007 and 2006, respectively.

Employee Welfare Plan—The Company provides health care, life insurance, disability, and paid leave benefits through various plans for eligible employees. All eligible employees of the Company can participate in these plans.

Other Postretirement Benefits—The Company provides health care and life insurance benefits through various plans for eligible retirees. The change in the accumulated postretirement benefit obligation, change in plan assets and funded status are as follows:

	Years ended March 31, 2007	2006
	(Millions of US dollars)	
Reconciliation of benefit obligation		
Beginning balance (a)	$ 8.9	$ 528.3
Service cost	—	8.8
Interest cost	—	30.4
Benefits paid	(0.6)	(41.6)
Participant contributions	—	8.3
Plan amendments	—	22.8
Separation of former participants	—	(582.4)
Actuarial loss	1.8	34.3
Obligation—end of year	$10.1	$ 8.9
Reconciliation of fair value of plan assets		
Beginning balance (a)	$ 4.1	$ 286.6
Actual return on plan assets	—	20.4
Company contribution	—	22.5
Participant contributions	—	8.3
Separation of former participants	—	(292.1)
Benefits paid	(0.6)	(41.6)
Plan assets at fair value—end of year	$ 3.5	$ 4.1
Funded status		
Funded status of the plan	$ (6.8)	$ (4.8)
Unrecognized net transition obligation	*	1.2
Unrecognized prior service cost	*	—
Unrecognized loss	*	2.1
Accrued postretirement benefit cost, before final contribution	$ (6.8)	$ (1.5)
Final contribution between measurement date and fiscal year-end	0.1	—
Net pension liability—end of year	$ (6.7)	$ (1.5)
Amount recognized in the statement of financial position		
Noncurrent assets	$ —	$ —
Current liabilities	—	—
Noncurrent liabilities	(6.7)	—
Net pension asset liability—end of year	$ (6.7)	$ —
Amount recognized in accumulated other comprehensive income		
Net transition obligation	$ 1.1	$ —
Net loss	4.0	—
Total amount recognized in accumulated other comprehensive income	$ 5.1	$ —
Reconciliation of accrued postretirement costs		
Funded status of the plan	$ (6.8)	$ (4.8)
Unrecognized net transition obligation	*	1.2
Unrecognized net loss	*	2.1
Accrued postretirement benefit cost, before final contribution	$ (6.8)	$ (1.5)
Final contribution between measurement date and fiscal year-end	0.1	—
Accrued postretirement benefit cost	$ (6.7)	$ (1.5)

(*) With the adoption of SFAS No. 158 at March 31, 2007, certain information is no longer applicable. Similarly, certain information for 2006 was not previously applicable.

(a) As of the beginning of fiscal year 2006, PacifiCorp was the sponsor of the other postretirement benefit plan and accounted for the total projected benefit obligation and plan assets. Following the sale of PacifiCorp, the benefit obligations and plan assets relating to employees of the Company were transferred to the Company for no consideration. The prepaid pension cost at March 31, 2006 relates only to continuing operations.

Components of the net periodic postretirement benefit cost are summarized as follows:

	Years Ended March 31,	
	2007	2006
	(Millions of dollars)	
Service cost	$ 0.3	$ 32.2
Interest cost	0.5	74.4
Expected return on plan assets	(0.3)	(76.9)
Amortization of unrecognized net obligation	0.2	8.4
Amortization of unrecognized prior service cost	—	1.2
Amortization of unrecognized loss	—	21.5
Cost of termination benefits	—	3.0
Net periodic pension benefit cost	0.7	63.8
Less: amounts relating to discontinued operations	—	(62.1)
Net periodic pension benefit cost—continuing operations	$ 0.7	$ 1.7

The assumed health care cost trend rates are as follows:

Year ended March 31,	Trend Rate
2007	9%
2008	8%
2009	7%
2010	6%
2011+	5%

The health care cost trend rate assumption has a significant effect on the amounts reported. An annual increase or decrease in the assumed medical care cost trend rate of one percent would affect the accumulated postretirement benefit obligation and the service and interest cost components as follows:

	One Percent	
	Increase	Decrease
	(Millions of dollars)	
Accumulated postretirement benefit obligation	$665	$(562)
Service and interest cost components	$ 64	$ (47)

At March 31, 2007, the Company contributed $1.6 to its Retirement Plan. In addition, the Company expects to contribute another $2.5 million to its pension plans and $0.0 million to its other postretirement benefit plans in fiscal 2008. The expected future benefit payments for future service are as follows:

Fiscal year ending March 31,	Retirement Plan	Other Postretirement Benefits	Total
	(Millions of US dollars)		
2008	$ 3.3	$0.7	$ 4.0
2009	3.3	0.7	4.0
2010	3.4	0.7	4.1
2011	3.6	0.7	4.3
2012	3.7	0.7	4.4
2013 to 2017 (inclusive)	22.1	3.9	26.0

The estimated amount that will be amortized into net periodic benefit cost as follow:

	Year ended March 31, 2007
Postretirement benefits:	
Unrecognized prior service cost	$—
Unrecognized net loss	$ 0.1
Unrecognized net transition obligation	$ 0.2
Total	$ 0.3

Note 14—Income taxes

The provision for income taxes of continuing operations is summarized as follows:

	Years ended March 31,	
	2007	2006
	(Millions of US dollars)	
Current tax expense (benefit):		
Federal	$249.1	$(71.2)
State	31.1	(8.6)
Current tax expense (benefit)	280.2	(79.8)
Deferred tax benefit:		
Federal	(23.3)	(0.3)
State	(3.1)	(0.1)
Deferred tax benefit	(26.4)	(0.4)
Total income tax expense (benefit)	$253.8	$(80.2)

The difference between the US federal statutory tax rate and the effective income tax rate attributed to income (loss) before taxes and cumulative effect of accounting change of continuing operations is as follows:

		Years ended March 31,	
		2007	2006
Federal statutory rate		35.0%	35.0%
State taxes, net of federal benefit		2.3	(1.7)
Tax reserves	(a)	238.7	(3.9)
Tax credits		(24.7)	15.2
Effects of capital loss utilization		(41.0)	—
Deferred write-off		(8.8)	—
Other		(10.3)	(3.4)
Effective income tax rate		191.2%	41.2%

(a) The Company has established, and periodically reviews, an estimated contingent tax reserve on its Consolidated Balance Sheet to provide for probable adverse outcomes in tax proceedings. The note below summarizes the activity in the estimated contingent tax reserve.

The tax effect of temporary differences giving rise to significant portions of the Company's deferred tax liabilities and deferred tax assets were as follows:

	Years ended March 31,	
	2007	2006
	(Millions of US dollars)	
Deferred tax liabilities:		
Property, plant and equipment	$ 66.5	$ 127.2
Leveraged leases	18.2	94.9
Derivative contracts	36.1	51.3
Other	66.1	48.3
Total deferred tax liabilities	186.9	321.7
Deferred tax assets:		
Employee benefits	(14.4)	(3.8)
Derivative contracts	—	(5.4)
Book reserves not currently deductible for tax	(29.8)	(27.3)
Net operating loss and tax credit carry forwards	(74.2)	(53.1)
Capital loss carryforwards	(48.0)	—
Other	—	(127.8)
Total gross deferred tax assets	(166.4)	(217.4)
Less: valuation allowance	(48.0)	—
Net deferred tax assets	(118.4)	(217.4)
Total net deferred tax liabilities	$ 68.5	$ 104.3

The valuation allowance at March 31, 2007, applies to capital loss carry forwards that, in the opinion of management, are more likely than not to expire before the company can use them. The net change in the total valuation allowance was an increase of approximately $48.0million for the year ended March 31, 2007.

The Company has established, and periodically reviews, an estimated contingent tax reserve on its Consolidated Balance Sheet to provide for probable adverse outcomes in tax proceedings. The current year accruals are primarily attributable to accrual of tax and interest on previously identified issues for tax years ended after March 31, 2000.

The Company anticipates that final settlement and payment will not have a material adverse impact on its consolidated results of operations and financial position.

The net federal tax contingency accrual for the year ended March 31, 2007, was $277.7 million. This consists of tax and interest accrued in the amount of $287.0 million less increased credit utilization of $9.3 million. The federal contingency accrual of tax and interest for tax years 2001 through 2007 is related primarily to an issue giving rise to proposed adjustments to tax years 2001-2003 which are being appealed. The net state tax contingency accrual for the year ended March 31, 2007 was $38.9 million. The net state tax contingency consists primarily of the state impact of unresolved issues arising from federal examinations which are either in litigation or are under appeal. The net federal and state tax contingency reserve increase for the year ended March 31, 2006, was $13.8 million, primarily consisting of accrued interest on tax contingencies provided for in prior periods.

The Internal Revenue Service completed its examination of the 2001, 2002 and 2003 tax years in February 2007. The Internal Revenue Service proposed adjustments resulting from a disallowance of certain tax deductions claimed in the consolidated US federal income tax returns including adjustments related to specific financing arrangements with ScottishPower. The Company believes that prudent provision has been made against probable liabilities related to this tax issue. However, there remains a possibility that the ultimate resolution of this issue could have a material impact on the Company's results of operations or financial position. The outcome of this issue is uncertain at this time as the IRS audit appeals process has recently commenced and neither the Company nor the IRS has presented fully their case and the factual bases as well as the legal arguments have not been heard. In connection with the proposed adjustments to tax years 2001 through 2003, the Company made a tax deposit in the amount of $225 million in March 2007 as recorded in cash and cash equivalents. This interest-earning deposit is refundable at the Company's request and is reflected on the Balance Sheet as Cash and cash equivalents.

The Internal Revenue Service preliminarily started its examination of the 2004, 2005 and 2006 tax years in May 2007. As part of this examination the Internal Revenue Service is reviewing the sale of PacifiCorp to MidAmerican Energy Holdings Inc. in March 2006. As discussed in the above paragraph, the Internal Revenue Service is also reviewing tax aspects of certain ongoing financing arrangements with ScottishPower during these periods.

At March 31, 2007, the Company had renewable energy credits of approximately $28.4 million, alternative minimum tax credits of approximately $42.1 million and Oregon business energy tax credits of approximately $3.7 million available to reduce future income tax liabilities. These credits begin to expire in 2010. The Company anticipates utilizing the tax credits prior to the expiration dates.

Note 15—Common shareholders' capital

The Company has one class of common stock with a par value of $0.01 per share. A total of 10,000 shares were authorized, with 2,468 issued and outstanding at March 31, 2007 and 2006.

ScottishPower is the sole indirect shareholder of the Company's common stock. SPHI's ability to pay dividends may be limited by capitalization tests contained in various agreements.

Note 16—Sales of Assets

Leaning Juniper

On July 21, 2006 Leaning Juniper Wind Power LLC ("Leaning Juniper"), a direct subsidiary of the Company, entered into a Wind Development Assets Acquisition and Sale Agreement with PacifiCorp, pursuant to which Leaning Juniper sold the assets relating to the 100 MW Leaning Juniper wind farm to PacifiCorp for approximately $185 million. Leaning Juniper provides ongoing operations, maintenance and warranty services as part of this transaction.

Aeolus

PPM Wind Energy LLC ("PPM Wind"), a direct subsidiary of the Company, entered into a Membership Interest Purchase Agreement (and an associated limited liability company agreement), dated May 1, 2006, pursuant to which PPM Wind sold all of the Class B membership interests in Aeolus Wind Power I LLC ("Aeolus I"). Aeolus I is the owner of 100% of the membership interests in Flying Cloud Power Partners, LLC, Klondike Wind Power LLC, Mountain View Power Partners III LLC, and Moraine Wind LLC, all of which were previously owned in their entirety by the Company. PPM Wind entered into a Membership Interest Purchase Agreement (and an associated limited liability company agreement), dated November 1, 2006, pursuant to which PPM Wind sold all of the Class B membership interests in Aeolus Wind Power II LLC ("Aeolus II"). Aeolus II is the owner of 100% of the membership interests in Trimont Wind I LLC, Shiloh I Wind Project, LLC, and Atlantic Renewable Projects LLC, all of which were previously owned in their entirety by the Company. PPM Wind entered into a Membership Interest Purchase Agreement (and an associated limited liability company agreement), dated February 1, 2007, pursuant to which PPM Wind sold all of the Class B membership interests in Aeolus Wind Power III LLC ("Aeolus III"). Aeolus III is the owner of 100% of the membership interests in Big Horn Wind Project LLC and Atlantic Renewable Projects II LLC. As part of the Aeolus III transaction, PPM Wind entered into a conditional sale transaction pursuant to which it would contribute Twin Buttes Wind LLC, which is owned by the Company, to Aeolus III in exchange for additional consideration. Pursuant to these agreements, the various equity investors in Aeolus I, II and III acquired interests in wind farms representing, in aggregate, approximately 900 MW. PPM Wind Energy received aggregate initial payments of approximately $657 million in connection with these transactions, and is entitled to receive subsequent additional fixed and contingent payments.

Note 17—Concentration of customers

During the year ended March 31, 2007, CDWR, Klamath Falls, Sacramento Municipal Utility District ("SMUD"), BP Energy, and Anadarko Energy Service Company accounted for 24%, 12%, 9%, 7%, and 6%, respectively, of the Company's revenues. During the year ended March 31, 2006, CDWR, BP Energy, Klamath Falls, ConocoPhillips Corporation, and Constellation Energy accounted for 23%, 16%, 14%, 11% and 10%, respectively, of the Company's revenues.

Note 18—Employee Incentive Plans

Value Appreciation Rights ("VARs") are analogous to company stock options, and granted to participants on an annual basis at the Company's discretion. The value of the VARs corresponds to the change in the Company's value at the end of each measurement period based on a discounted cash flows model. One-third of a participant's VARs (33.3%) will become vested on each grant date anniversary beginning one year from the date of the grant. The value of the VARs (i.e., the excess of the units' current price over the strike/grant price) is paid to the participant in cash within three months of the participant's date of exercise. Seventy-five percent of the originally granted VARs are required to be exercised within the three (3) months following the third anniversary of the grant. The remaining 25% of the VARs can be exercised at any time between the third anniversary and three months following the fifth anniversary of the grant date. As of March 31, 2007, the Company recorded $12 million related to VARs in accounts payable and accrued liabilities.

Note 19—Subsequent events

Suzlon Wind Energy

On April 24, 2007, PPM Energy, Inc entered into Wind Turbine Supply Frame Agreement with Suzlon Wind Energy Corporation to purchase 191 units of wind turbine generators with total capacity of approximately 401MW. The total purchase commitment for this purchase is approximately $432 million to be delivered in 2008 and 2009.

Iberdrola-ScottishPower

Effective April 23, 2007, SPHI and its parent company ScottishPower have become part of the Iberdrola S.A. group, ("Iberdrola").

SCOTTISHPOWER HOLDINGS, INC.

Consolidated Financial Statements March 31, 2006 and 2005

TABLE OF CONTENTS

Report of Independent Auditors

To the Board of Directors of ScottishPower Holdings, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income (loss), changes in common shareholder's equity and cash flows present fairly, in all material respects, the financial position of ScottishPower Holdings, Inc. and its subsidiaries at March 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers, LLP
Portland, OR
October 17, 2006

SCOTTISHPOWER HOLDINGS, INC. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED INCOME (LOSS)

	Years Ended March 31,	
	2006	2005
	(Millions of dollars)	
Revenues	$ 815.0	$ 695.3
Operating expenses:		
Energy costs	623.3	516.4
Operations and maintenance	104.0	98.9
Impairment of assets (Notes 6 and 9)	49.4	—
Depreciation and amortization	25.7	22.9
Provision for credit guarantee (Note 11)	58.8	—
Taxes, other than income taxes	7.6	7.2
Total	868.8	645.4
Income (loss) from operations	(53.8)	49.9
Interest expense (income) and other (income):		
Interest expense	186.3	178.6
Interest income	(15.9)	(6.7)
Interest capitalized—borrowed funds	(9.2)	—
(Gain) from equity investments, net	(2.6)	—
Other income	(17.5)	(74.8)
Total	141.1	97.1
Loss from continuing operations before income tax benefit	(194.9)	(47.2)
Income tax benefit (Note 17)	(80.2)	(29.9)
Loss from continuing operations	(114.7)	(17.3)
Discontinued operations (Note 2)		
Income (loss) from discontinued operations	931.4	(2,138.3)
Income tax expense	339.4	188.5
Net income (loss) from discontinued operations	592.0	(2,326.8)
Gain on disposition, including tax benefit of $21.6m	176.8	—
Net income (loss) and gain from discontinued operations	768.8	(2,326.8)
Net income (loss)	$ 654.1	$(2,344.1)

The accompanying notes are an integral part of these consolidated financial statements.

SCOTTISHPOWER HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31, 2006	March 31, 2005
	(Millions of dollars)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 206.2	$ 214.3
Accounts receivable	187.3	214.2
Taxes receivable	—	31.7
Amount due from affiliate	2,735.9	—
Inventories at average cost	153.5	40.2
Current derivative contract asset	136.6	91.2
Current deferred tax asset	—	6.8
Margin and other deposits	187.9	70.0
Other	82.0	28.4
Current assets held for sale (Note 2)	—	1,176.4
Total current assets	3,689.4	1,873.2
Property, plant and equipment	1,288.1	681.2
Construction work-in-progress	266.3	124.6
Accumulated depreciation and amortization	(81.1)	(56.6)
Total property, plant and equipment, net	1,473.3	749.2
Other assets		
Non-current derivative contract asset	231.7	256.7
Finance assets, net	84.0	145.6
Investment in joint ventures	202.3	72.8
Goodwill	19.7	19.7
Other long-term receivables	23.1	3.9
Non-current assets held for sale (Note 2)	—	11,685.5
Total other assets	560.8	12,184.2
Total assets	$5,723.5	$14,806.6

The accompanying notes are an integral part of these consolidated financial statements.

SCOTTISHPOWER HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

	March 31, 2006	March 31, 2005
	(Millions of dollars)	
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 185.5	$ 127.8
Amounts due to affiliates	1,069.9	270.4
Taxes payable	133.5	—
Current deferred tax liability	5.8	—
Current derivative contract liability	108.2	93.5
Customer deposits	51.4	4.6
Other	4.3	4.1
Provision for disposal costs	82.5	—
Current portion of long-term liability to affiliate	475.0	—
Current liabilities held for sale (Note 2)	—	1,596.9
Total current liabilities	2,116.1	2,097.3
Deferred credits:		
Deferred income tax liability	98.5	251.2
Non-current income tax liability	—	194.9
Non-current derivative contract liability	126.2	98.1
Other	90.6	7.7
Total deferred credits	315.3	551.9
Capital lease obligations, net of current maturities	141.5	145.3
Long-term liability to affiliate	2,256.0	2,375.0
Provision for disposal costs	52.9	—
Non-current liabilities held for sale (Note 2)	—	7,456.9
Total liabilities	4,881.8	12,626.4
Commitments and contingencies (See Note 10)		
Shareholder's equity:		
Common shareholder's capital	2,122.5	4,171.9
Accumulated deficit	(1,280.9)	(1,935.0)
Accumulated other comprehensive income (loss):		
Unrealized gain on available-for-sale securities, net of tax of $0.0/2006 and $2.6/2005	0.1	4.3
Minimum pension liability, net of tax of $0.0/2006 and $37.4/2005	—	(61.0)
Total shareholder's equity	841.7	2,180.2
Total liabilities and shareholder's equity	$ 5,723.5	$14,806.6

The accompanying notes are an integral part of these consolidated financial statements.

SCOTTISHPOWER HOLDINGS, INC. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED CASH FLOWS

	Twelve months ended March 31, 2006	2005
	(Millions of dollars)	
Cash flows from operating activities:		
Net income (loss)	654.1	(2,344.1)
Less: net (income) loss from discontinued operations, net of tax	(592.0)	2,326.8
Less: gain on sale of discontinued operations	(176.8)	—
Net (loss) from continuing operations	(114.7)	(17.3)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Gain on sale of assets	(10.9)	—
Impairment of long-lived assets	49.4	—
Unrealized loss on derivative contracts	22.5	74.5
Depreciation and amortization	25.7	22.9
Deferred income taxes and investment tax credits, net	(107.2)	(18.2)
Other	(2.3)	(3.0)
Changes in:		
Accounts receivable and prepayments	(48.3)	(144.1)
Inventories	(113.3)	22.9
Amounts due to/from affiliates, net	(44.3)	100.4
Accounts payable and accrued liabilities	110.3	(109.8)
Other	(1.9)	(0.2)
Net cash used by continuing operations	(235.0)	(71.9)
Net cash provided by discontinued operations	902.0	711.1
Net cash provided by operating activities	667.0	639.2
Cash flows from investing activities:		
Capital expenditures	(707.0)	(106.6)
Business acquisitions and investments	(44.7)	(45.3)
Proceeds from sale of assets	20.7	15.8
Proceeds from sales of finance assets and principal payments	30.2	38.1
Investments in and advances to affiliates	(126.9)	—
Proceeds from sale of PacifiCorp	5,109.5	—
Loan investment in affiliate	(2,731.4)	—
Other	—	15.7
Net cash provided by (used in) in continuing operations	1,550.4	(82.3)
Net cash used in discontinued operations	(960.3)	(846.7)
Net cash provided by (used in) investing activities	590.1	(929.0)
Cash flows from financing activities:		
Changes in debt due to affiliates	802.8	67.5
Net (payments to)/receipts from discontinued operations	(309.7)	193.3
Proceeds from long-term debt, net of transaction costs	2,731.0	—
Repayments of long-term debt	(2,375.0)	(3.3)
Leveraged lease debt repayments	(13.9)	(24.6)
Return of capital paid	(2,531.7)	—
Contributed capital from parent	375.0	—
Other	(2.0)	1.5
Net cash (used in) provided by continuing operations	(1,323.5)	234.4
Net cash provided by discontinued operations	41.4	276.4
Net cash (used in) provided by financing activities	(1,282.1)	510.8
Change in cash and cash equivalents	(25.0)	221.0
Less: Change in cash and cash equivalents from discontinued operations	16.9	(140.8)
Change in cash and cash equivalents—continuing operations	(8.1)	80.2
Cash and cash equivalents at beginning of period	214.3	134.1
Cash and cash equivalents at end of period	206.2	214.3

The accompanying notes are an integral part of these consolidated financial statements.

SCOTTISHPOWER HOLDINGS, INC. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED CHANGES IN COMMON SHAREHOLDER'S EQUITY

	Common Shareholder's Capital		Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Comprehensive Income (Loss)
	Shares	Amounts			
			(Millions of dollars)		
Balance at March 31, 2004	5,594	$ 4,169.9	$ 409.1	$(59.9)	
Comprehensive income					
Net loss	—	—	(2,344.1)	—	$(2,344.1)
Stock-based compensation expense	—	2.0	—	—	—
Other comprehensive income (loss):					
Unrealized gain on available-for-sale securities, net of tax of $1.0	—	—	—	1.6	1.6
Foreign currency adjustment: net of tax of $(1.5)	—	—	—	(2.4)	(2.4)
Minimum pension liability, net of tax of $2.4	—	—	—	4.0	4.0
Balance at March 31, 2005	5,594	4,171.9	(1,935.0)	(56.7)	$(2,340.9)
Comprehensive income					
Net income	—	—	654.1	—	654.1
Stock-based compensation expense	—	0.2	—	—	—
Common stock issuance	351	375.0	—	—	—
Return of capital to parent	—	(2,431.0)	—	—	—
Tax benefit from stock option exercises		1.1			
Contribution from parent	—	5.3	—	—	—
Other comprehensive income (loss):					
Unrealized loss on available-for-sale securities, net of tax of $2.5	—	—	—	(4.2)	(4.2)
Disposal of minimum pension liability	—	—	—	61.0	61.0
Balance at March 31, 2006	5,945	$ 2,122.5	$(1,280.9)	$ 0.1	$ 710.9

The accompanying notes are an integral part of these consolidated financial statements.

SCOTTISHPOWER HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Summary of significant accounting policies

Nature of operations—ScottishPower Holdings, Inc. ("SPHI"), formerly PacifiCorp Holdings, Inc. ("PHI"), an indirect wholly owned subsidiary of Scottish Power, plc ("ScottishPower"), is currently a holding company for two competitive energy businesses, PPM Energy, Inc. ("PPM") and Pacific Klamath Energy, Inc. ("PKE"), which develop, acquire, manage and operate thermal and renewable generation resources, engage in origination and marketing of wholesale electricity and natural gas and provide natural gas storage and hub services and energy management activities, and PacifiCorp Group Holdings Company ("PGHC"), which includes its wholly owned subsidiary, PacifiCorp Financial Services, Inc. ("PFS"), an unregulated financial services business and ScottishPower Finance (US), Inc. ("SPFUS"), which provides credit support to the North American competitive businesses of ScottishPower. The continuing operations of SPHI are hereinafter referred to as the "Company." Until March 21, 2006, SPHI was the holding company for a United States electricity company, PacifiCorp, serving retail customers in portions of the states of Utah, Oregon, Wyoming, Washington, Idaho and California and unregulated energy companies operating in the United States markets. In May 2005, ScottishPower and SPHI executed a Stock Purchase Agreement (the "Stock Purchase Agreement") providing for the sale of all PacifiCorp common stock to MidAmerican Energy Holdings Company ("MidAmerican"). As a result, the financial position, results of operations and cash flows of PacifiCorp and its subsidiaries up to the date of disposal have been presented as discontinued operations. See further discussion in Note 2.

Basis of presentation—The Consolidated Financial Statements of the Company include its unregulated energy companies, PPM and PKE; and PGHC, along with their wholly owned and majority-owned subsidiaries as of and for the years ended March 31, 2006 and 2005, and its integrated electric utility operations, PacifiCorp, as of and for the year ended March 31, 2005 and for the period preceding its sale on March 21, 2006. These results, in the opinion of management, include all adjustments, constituting only normal recurring adjustments, necessary for a fair presentation of financial position, results of operations and cash flows for such periods.

Reclassifications—Certain reclassifications of prior-year amounts have been made to the current method of presentation. These reclassifications had no effect on previously reported consolidated net income or shareholders' equity, and consist principally of showing PacifiCorp as a discontinued operation.

Use of estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the US requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates involve judgments with respect to numerous factors that are difficult to predict and are beyond management's control. As a result, actual results could differ materially from these estimates.

Cash and cash equivalents—For the purposes of these consolidated financial statements, the Company considers all liquid investments with maturities of three months or less at the time of acquisition to be cash equivalents.

Accounts receivable and accounts payable—Accounts receivable and accounts payable represent amounts due from customers and owed to vendors. This includes settled but unpaid amounts relating to the Company's activities associated with origination and marketing, natural gas storage, hub services, and energy management. Certain of these receivables and payables with individual counterparties are subject to master netting agreements whereby the Company has the legal right to offset and the balances are settled on a net basis. Receivables and payables subject to such agreements are presented in the Company's Consolidated Balance Sheets on a net basis.

The Company has no allowance for doubtful accounts at March 31, 2006 and 2005, respectively. There were no write-offs of uncollectible accounts for the years ended March 31, 2006 and March 31, 2005, respectively.

Inventories—The Company's inventories included stored natural gas and spare parts. Inventories are valued at the lower of average cost or market. The inventory balance at March 31, 2006, was $153.5 million, comprised of $150.4 million of stored natural gas and $3.1 million in spare parts. The inventory balance at March 31, 2005, was $40.2 million, comprised of $36.7 million of stored natural gas and $3.5 million in spare parts.

Margin deposits—As credit support for electricity and natural gas purchase and sales transactions and risk management activities, the Company deposits or receives cash as margin deposits. At March 31, 2006 and 2005, the Company had deposited net amounts of $96.4 million and $56.8 million, respectively, under such arrangements.

Derivatives—In April 2001, the Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by interpretations of the Derivatives Implementation Group (the "DIG") that are approved by the Financial Accounting Standards Board ("FASB"). Subsequent revisions were made in SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities*, and SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities* ("SFAS No. 149") (collectively, "SFAS No. 133"). Under SFAS No. 133, derivative instruments are measured at fair value and recognized as either assets or liabilities on the Consolidated Balance Sheets, unless they qualify for the exemptions codified by the standards. Derivatives or any portions thereof that are not designated as a hedge are adjusted to fair value through income. For further discussion, see Note 3.

Property, plant and equipment—Property, plant and equipment are stated at original cost of contracted services, direct labor and materials during acquisition, construction, and installation. The Company capitalizes interest costs on projects over $1.0 million in cost that have construction activities with duration in excess of six months. The Company capitalized interest of $9.2 million and $0.0 million for the years ended March 31, 2006 and 2005, respectively. The Company's unamortized computer software costs were $13.6 million at March 31, 2006 and $10.5 million at March 31, 2005.

Depreciation and amortization—The Company has established the depreciable lives of its property, plant and equipment by categories, which are as follows: 30 years for electricity generation plants, 25-40 years for natural gas storage assets, and 3-7 years for furniture, fixtures, software, and other equipment. Depreciation and amortization are computed by the straight-line method, less estimated salvage value, over the assets' estimated useful lives.

Goodwill—Goodwill represents the excess of the fair value of the purchase cost of acquired subsidiaries over the fair value of the net assets acquired. Goodwill is carried at cost. Effective April 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"). SFAS No. 142 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests in certain circumstances. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of the Company's reporting unit with the reporting unit's carrying amount, including goodwill. The Company generally determines the fair value of its reporting units using the expected present value of future cash flows, giving consideration to the market comparable approach. If the carrying amount of the Company's reporting unit exceeds the reporting unit's fair value, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the Company's reporting unit's goodwill with the carrying amount of that goodwill. For further discussion, see Note 5.

Investment in unconsolidated joint ventures—The Company has non-controlling non-majority owned interests in joint ventures, all of which are renewable energy generators or are planned to be renewable energy generators. At March 31, 2006, these entities are PPM Colorado Wind Ventures, Inc., Flat Rock Windpower, LLC, which does business as Maple Ridge Windpower ("Maple Ridge"), and Flat Rock Windpower II, LLC, which is in the process of developing additional generation adjacent to the Maple Ridge site. The Company owns a 50% interest in these entities. The Company's investment in these joint ventures is included on the Consolidated Balance Sheets under the equity method of accounting as Investment in unconsolidated joint ventures. Earnings recognized under the equity method are reflected on the Statements of Consolidated Income (Loss) as Earnings (loss) from equity investments.

Variable-interest entities—In December 2003, the FASB issued revised FIN 46R, *Consolidation of Variable-Interest Entities, an Interpretation of Accounting Research Bulletin No. 51*, ("FIN 46R"), which requires that existing unconsolidated variable-interest entities ("VIE") to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN 46R was to be applied to those entities that are considered to be special-purpose entities no later than the end of the first interim or annual period ending after December 15, 2003. The application of FIN 46R to special-purpose entities as of December 31, 2003 had no impact on the Company's consolidated financial statements. FIN 46R is effective for all VIEs no later than the end of the first interim or annual period ending after March 15, 2004. The adoption of this issue did not have a material impact on the Company's consolidated financial statements.

In general, a VIE is a corporation, partnership, trust or any other legal structure used for business purposes whose equity investors lack the characteristics of a controlling financial interest or whose equity investment at risk is not sufficient to support the entity's activities without additional subordinated financial support. FIN 46R requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities or is entitled to receive a majority of the VIE's residual returns. The company that is required to consolidate the VIE is called the primary beneficiary. FIN 46R requires deconsolidation of a VIE if a company is not the primary beneficiary of the VIE. For further discussion, see Note 12.

Asset impairments—Effective April 1, 2001, the Company adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS No. 144"). For further discussion, see Note 6.

Income taxes—The Company uses the asset and liability method of accounting for deferred income taxes. Deferred tax assets and liabilities reflect the expected future tax consequences, based on enacted tax law, of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts. A valuation allowance is recorded for deferred amounts for which the Company estimates it is more likely than not that all or a portion of a deferred tax asset will not be realized.

Stock-based compensation—As permitted by SFAS No.123, *Accounting for Stock-Based Compensation* ("SFAS No. 123"), the Company accounts for its stock-based compensation arrangements, primarily employee stock options, under the intrinsic value recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB No. 25"), and related interpretations in accounting for employee stock options issued to employees. Under APB No. 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded if the ultimate number of shares to be awarded is known at the date of the grant. All options are issued in ScottishPower, plc (ScottishPower") American Depository Shares, as discussed in Note 16. Had the Company determined compensation cost based on the fair value at the grant date for all stock options vesting in each period under SFAS No. 123, Net (loss) income from continuing operations would not have been materially affected.

Revenue recognition—Revenues from sales of wholesale energy and natural gas, and natural gas storage services are recognized when persuasive evidence of an arrangement exists, delivery has occurred or the services have been rendered, the sales price is fixed or determinable and collection of the related receivable is reasonably assured. Title and risk of loss generally passes to the customer at the time of delivery of the services. For multiple element arrangements, the Company defers the fair value of any undelivered elements until the relevant element is delivered.

Derivative transactions designated as held for energy trading are accounted for under the mark-to-market method of accounting with the net change in fair value recorded in the Statements of Consolidated Income (Loss) in the period of change. Trading activity is presented on a net basis in accordance with Emerging Issues Task Force ("EITF") Issue No. 02-03, *Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities.*

Purchased power and natural gas—The cost of purchased power and natural gas for hedging, balancing and optimization activities is recorded in the Statements of Consolidated Income (Loss) as purchased power and natural gas expense. The cost of natural gas purchased for consumption in the Company's generation projects is recorded as fuel expense. Certain hedging, balancing and optimization activity is presented net in accordance with EITF Issue No. 03-11, *Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to SFAS No. 133 and Not 'Held for Trading Purposes' As Defined in EITF Issue No. 02-03: Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities* ("EITF 03-11").

New accounting standards

SFAS No. 123R—This Statement is a revision of FASB Statement No. 123, *Accounting for Stock-Based Compensation.* It supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and its related implementation guidance. The Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement is effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The adoption of this statement is not expected to have a material impact on the Company's consolidated financial position or results of operations.

SFAS No. 154—In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections* ("SFAS No. 154"), which replaces APB Opinion No. 20, *Accounting Changes* ("APB No. 20") and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements.* SFAS No. 154 applies to all voluntary changes in accounting principle and also applies to changes required by an accounting pronouncement that does not include specific transition provisions. Retrospective application is required to prior periods' financial statements of changes in accounting principle and must be limited to the direct effects of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual periods presented, the new accounting principle shall be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and a corresponding adjustment be made to the opening balance of retained earnings for that period. The guidance contained in APB No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate is carried forward in SFAS No. 154 without change. This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this statement is not expected to have a material impact on the Company's consolidated financial position or results of operations.

SFAS No. 155—This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." The statement: (a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; (b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133; (c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and (e) amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The adoption of this statement is not expected to have a material impact on the Company's consolidated financial position or results of operations. .

FSP SFAS No. 115-1—In July 2005, the EITF decided not to provide additional guidance on the meaning of other-than-temporary impairment, but directed the staff to issue proposed FSP EITF No.03-1-a, *Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1,* as final. The final FSP will supersede EITF No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* ("EITF No. 03-1"), and EITF Topic D-44, *Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value,* ("EITF D-44"). The final FSP (re-titled FSP SFAS No. 115-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*) will replace the guidance set forth in paragraphs 10-18 of EITF No. 03-1 with references to existing other-than-temporary impairment guidance, such as SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities,* SEC Staff Accounting Bulletin No. 59, *Accounting for Non-current Marketable Equity Securities,* and APB Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock.* In November 2005, the FASB released FASB Staff Position ("FSP") SFAS No. 115-1, *The Meaning of Other-Than Temporary Impairment and Its Application to Certain Investments.* FSP FAS No. 115-1 states that an investment is impaired if the fair value of the investment is less than its cost and also clarified that an investor should recognize an impairment loss no later than when the impairment is deemed other than temporary, even if a decision to sell has not been made. This guidance shall be applied to reporting periods beginning after December 15, 2005. The adoption of the measurement and recognition guidance of FSP SFAS No. 115-1, is not anticipated to have a material impact on the Company's consolidated financial position or results of operations.

Note 2—Sale of PacifiCorp and discontinued operations

Sale of PacifiCorp

In November 2004, the Board began a strategic review of PacifiCorp as a result of its performance and the significant investment it required in the immediate future. In May 2005, the Board concluded that in light of the prospects for PacifiCorp, the scale and timing of the capital investment required and the likely profile of returns, shareholders' interest were best served by a sale of PacifiCorp and a return of capital to shareholders. As a consequence, the group undertook a review of the carrying value of the goodwill allocated to the PacifiCorp reporting segment as of March 31, 2005. The estimated recoverable value was based on net realizable value, with reference to the price of comparable businesses, recent market transactions and the estimated proceeds from disposal. This resulted in a charge in the year ended March 31, 2005 for the impairment of goodwill of $2,611.0.

On May 23, 2005, ScottishPower and SPHI executed the Stock Purchase Agreement providing for the sale of all PacifiCorp common stock to MidAmerican for a value of approximately $9.4 billion, consisting of approximately $5.1 billion in cash plus approximately $4.3 billion in net debt and preferred stock, which remains outstanding at PacifiCorp.

The PacifiCorp sale to MidAmerican was completed on March 21, 2006. The following summarizes the gain calculation on the sale of PacifiCorp:

	March 21, 2006
	(Millions of dollars)
Cash received	$ 5,109.5
Accrued disposal costs	(181.3)
Net disposal proceeds	4,928.2
Book value of PacifiCorp net assets disposed:	
Current assets	1,114.4
Non-current assets	12,398.0
Current liabilities	(1,247.4)
Non-current liabilities	(7,492.0)
	4,773.0
Pre tax gain on sale of PacifiCorp	155.2
Tax credit	21.6
After-tax gain on disposal of PacifiCorp	$ 176.8

Discontinued operations

As a result of the Stock Purchase Agreement and subsequent sale, the assets and liabilities of PacifiCorp and its subsidiaries have been reclassified and accounted for as discontinued operations held for sale at March 31, 2005 in the Consolidated Balance Sheets, in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS No. 144"). The results of operations and cash flows for PacifiCorp and its subsidiaries have also been reported on a net basis as discontinued operations for each of years ended March 31, 2006 and 2005 in the Consolidated Statements of Income and Cash Flows.

The following summarizes the results of the discontinued operations for the years ended March 31, 2006 and 2005. Depreciation and amortization have been discontinued as of May 23, 2005, the date from which PacifiCorp was deemed to be held for sale, in accordance with SFAS No. 144. This amounted to $340.7 million (less taxes of $128.7 million) for the year ended March 31, 2006.

	Years ended March 31,	
	2006	2005
	(Millions of dollars)	
Operating revenues	$3,820.2	$ 3,043.0
Operating costs and other expenses (a)	2,888.8	5,181.3
Operating income before income taxes	931.4	(2,138.3)
Gain on disposal of PacifiCorp	176.8	—
Income tax expense	339.4	188.5
Income from discontinued operations	$ 768.8	$(2,326.8)

(a) The March 31, 2005 operating costs and other expenses include $2,611.0 million of impairment charges related to goodwill.

PacifiCorp is party to a 15-year operating lease for the Company's West Valley facility. The lease will expire on December 31, 2017, unless PacifiCorp exercises a lease termination option or a facility purchase option, which are provided under the lease agreement. Prior to the closing of the sale of PacifiCorp, the associated lease expense of the discontinued operations and the lease revenue of the continuing operations have been eliminated for purposes of the Consolidated Statements of Income. Subsequent to the closing of the sale of PacifiCorp to MidAmerican, the continuing operations include lease revenue from PacifiCorp. West Valley lease expense of the discontinued operations for the years ended March 31, 2006 and 2005 was $16.4 million and $17.0 million.

Accounting for the electric utility operations conforms to accounting principles generally accepted in the United States of America as applied to regulated public utilities and as prescribed by agencies and the commissions of the various locations in which the electric utility business operates. The discontinued operations of PacifiCorp operated as a regulated public utility, and its electric utility operations were accounted for in accordance with SFAS No. 71 until the sale closing date of March 21, 2006.

Note 3—Derivative instruments

The Company's principal subsidiaries engage in the development, acquisition, management and operation of thermal and renewable generation resources, the origination and marketing of wholesale electricity and natural gas and provide natural gas storage and hub services and energy management activities. Thus, the Company's business is exposed to risks relating to, but not limited to, changes in certain commodity prices and counterparty performance. The Company enters into derivative instruments, including electricity and natural gas forwards, options and swaps to manage its exposure to commodity price and volume risk. The Company has policies and procedures to manage the risks inherent in these activities and actively monitors its compliance.

The risk management process established by the Company is designed to identify, assess, monitor and manage each of the various types of risk involved in the Company's business and activities. The risk management process is also designed to measure quantitative market risk exposure and to identify qualitative market risk exposure. Consistent with the Company's risk management policy, the Company enters into various transactions, including derivative transactions, to assist in managing the volatility relating to these exposures. The risk management policy governs energy purchase and sales activities and is designed for hedging the Company's existing energy and asset exposures and, to a limited extent and within established guidelines, permits arbitrage activities to take advantage of market inefficiencies. The policy also governs the Company's use of derivative instruments, as well as its energy purchase and sales practices, and describes the Company's credit policy and management information systems required to effectively manage and monitor the use of derivatives. The Company's risk management policy provides for the use of only those instruments that have a close volume or price correlation with its portfolio of assets, liabilities or anticipated transactions. The risk management policy includes, as a strategic objective, that such instruments will be primarily used for hedging, including commodity price risk management.

Derivative instruments are recorded on the Consolidated Balance Sheets as an asset or liability measured at estimated fair value, with changes in fair value recognized in earnings unless specific hedge accounting criteria are met. As contracts settle, they are recorded in the Statements of Consolidated Income (Loss).

In July 2003, the EITF issued EITF No. 03-11, which the Company adopted effective January 2004. This pronouncement provides guidance on whether to report realized gains or losses on physically settled derivative contracts not held for trading purposes on a gross or net basis and requires realized gains or losses on derivative contracts that do not settle physically to be reported on a net basis. As a result, the Company netted certain contracts previously recorded on a gross basis in Revenues and Purchased power expenses. The adoption of EITF 03-11 had no impact on the Company's consolidated net income (loss) and all periods presented are consistent with the requirements of EITF 03-11.

The accounting treatment for the various classifications of derivative financial instruments is as follows:

Normal purchases and normal sales—Contracts designated as normal purchases and normal sales are excluded from the requirements of SFAS No. 133. The realized gains and losses on these contracts are reflected in the Statements of Consolidated Income (Loss) at the contract settlement date.

Trading activity—Contracts qualifying as derivatives within the scope of SFAS No. 133 and considered to be associated with trading activities are accounted for under mark-to-market accounting. Both realized and unrealized gains and losses are reflected in the Statements of Consolidated Income (Loss) as a net component of Revenues.

Non-trading activity—Contracts qualifying as derivatives within the scope of SFAS No. 133 and not considered to be associated with trading activities are accounted for under mark-to-market accounting, and the unrealized gains and losses are recorded in the Statements of Consolidated Income (Loss) as Purchased power and natural gas expense for purchase contracts and Revenues for power and natural gas sales contracts. Realized gains and losses are reported in a similar manner to the extent they are physically settled. If settled net, they are reported as a net component of Revenues.

The Company has the following types of commodity transactions within its business:

Wholesale electricity purchase and sales contracts—The Company manages its energy resources and requirements by integrating plant operations, contract dispatch and energy management activities with various commodity purchase and sale commitments (such as tolling arrangements and electricity purchase contracts), transportation and transmission agreements. Optimization benefits are derived from displacing plant operations with low-priced market purchases and selling or storing the displaced natural gas as well as using contract delivery flexibility to manage location price differentials in both natural gas and electricity. These processes involve hedging transactions, which may include the purchase and sale of firm capacity and energy under long-term contracts, forward physical or financial contracts for the purchase and sale of a specified amount of capacity, electricity at a specified price over a given period of time (typically for one month, three months or one year) and forward purchases and sales of transmission and transportation service.

Natural gas and other fuel purchase contracts—The Company enters into long-term and short-term natural gas contracts to provide adequate fuel resources to its thermal generation facilities and manage its storage exposures. These contracts generally have limited optionality and require the Company to take physical delivery of the commodity.

Financial natural gas contracts and basis swaps—The Company also enters into forward financial natural gas contracts to manage its exposures relative to the changes in forward market prices for natural gas. These exposures include changes in the value of owned generation arising from changes in heat rates and changes in the value of contracted storage positions arising from seasonal price differentials. Additionally, PPM may also enter into basis swaps to protect the value of contracted transport against changes in location differentials due to basis risk.

To mitigate exposure to credit risk, the Company has entered into master netting agreements with most of its significant trading counterparties. These agreements reduced the Company's credit exposure by approximately $3.9 million at March 31, 2006, and $0.3 million at March 31, 2005. Unrealized gains and losses on contracts with parties under master netting agreements are presented net in the consolidated financial statements. Beyond these agreements the Company mitigates its risk exposure with other agreements, accounts receivable and accounts payable netting and other normal credit activities necessary to minimize its overall exposure.

The following table summarizes the SFAS No. 133 movements:

	Net Derivative Asset (Liability)	Deferred Tax Asset (Liability)	Accumulated Income (Loss)
	(Millions of dollars)		
Balance at March 31, 2005	$ 156.4	$(57.9)	$ 98.5
Contracts realized or otherwise settled during the year	134.0	(51.3)	82.7
Other changes in fair value (a)	(158.5)	51.5	(107.0)
Other activity	2.0	11.8	13.8
Balance at March 31, 2006 (b)	$ 133.9	$(45.9)	$ 88.0

(a) Other changes in fair values include the effects of changes in market prices, inflation rates and interest rates, including those based on models, and on new and existing contracts for the year ended March 31, 2006. $(24.0) million of change in fair value of derivative instruments was due to an out-of-the-money contract assumption that the Company was compensated for in cash. The amount of compensation was $35.0 million with $11.0 million recorded in deferred revenue.

(b) The fair values of contracts outstanding relate primarily to non-trading activity, with trading activity being immaterial.

	Maturity less than 1 year	Maturity 2-3 years	Maturity 4-5 years	Maturity in excess of 5 years	Total fair value
	(Millions of dollars)				
Fair Value of Contracts at March 31, 2006					
Prices based on quoted market prices from third party sources	$27.3	$30.4	$62.4	$13.3	$133.4
Prices based on models and other valuation methods	—	—	—	0.5	0.5
Total	$27.3	$30.4	$62.4	$13.8	$133.9

Short-term contracts, without explicit or embedded optionality, are valued based upon the relevant portion of the forward market price curve. Contracts with explicit or embedded optionality and long-term contracts are valued by separating each contract into its component physical and financial forward, swap and option legs. Forward and swap legs are valued against the appropriate market curve. The optionality is valued using a modified Black-Scholes model approach or a stochastic simulation (Monte Carlo) approach. Each option component is modeled and valued separately using the appropriate forward market price curve.

The forward market price curve is derived using daily market quotes from independent energy brokers, as well as direct information received from third-party offers and actual transactions executed by the Company. For long-term contracts extending beyond six years, the forward price curve is based upon market quotes, if available, or the use of a fundamentals model (cost-to-build approach), due to the limited information available. The fundamentals model is updated at least quarterly, or more often as warranted, to reflect changes in the market.

Standardized derivative contracts that are valued using market quotations, as described above, are classified in the table below as "prices based on quoted market prices from third party sources". All remaining contracts, which include non-standard contracts and contracts for which market prices are not routinely quoted, are classified as "prices based on models and other valuation methods".

Note 4—Related-party transactions

There are no loans or advances between the Company and ScottishPower. PGHC and ScottishPower UK plc ("SPUK"), a subsidiary of ScottishPower have an intercompany loan agreement that permits funds to be advanced to either party. An additional agreement permits loans between PPM and PPM Energy Canada, Ltd. (formerly PacifiCorp Energy Canada, Ltd., hereinafter referred to as "PECL"), an indirect subsidiary of ScottishPower. The Company does not maintain a centralized cash or money pool. Therefore, funds of each company are not commingled with funds of any other company. Other affiliate transactions that the Company enters into may be subject to certain approval and reporting requirements of the regulatory authorities.

The following tables detail the Company's transactions and balances with unconsolidated related parties:

	Years ended March 31, 2006	2005
	(Millions of dollars)	
Amounts due from affiliated entity:		
SP NA2:		
Note receivable (a)	2,731.4	—
Interest receivable (a)	4.5	
	$2,735.9	$ —
Amounts due to affiliated entities:		
SPUK:		
Accounts payable (b)	$ 42.4	$ 1.1
Note payable (c)	884.0	130.0
Interest payable (c)	0.1	
PUKL:		
Interest payable (d)	—	48.1
SPF2:		
Interest payable (d)	0.4	—
PECL:		
Accounts payable (e)	56.7	53.7
Note payable (f)	86.2	37.5
	$1,069.8	$ 270.4
PUKL:		
Stock subscription liability (g)	$ —	$2,375.0
SPF2:		
Note payable to affiliate (g)	2,731.0	—
	$2,731.0	$2,375.0
Revenues from affiliated entities:		
SPUK	$ —	$ 3.1
PECL (e)	98.2	173.4
SP NA2 (a)	4.5	—
	$ 102.7	$ 176.5
Expenses incurred from affiliated entities::		
SPUK:		
Expenses (b)	$ 18.7	$ 16.1
PGHC interest expense (c)	28.4	4.6
PHI interest expense	—	160.3
PUKL:		
Interest expense (d)	76.7	—
SPF2:		
Interest expense (d)	68.8	—
PECL:		
Expenses (e)	807.2	139.3
	$ 999.8	$ 320.3

(a) At March 31, 2006, SPHI had a note receivable and related interest income from ScottishPower NA2 Limited ("SP NA2"). The obligation bears interest based on the LIBOR plus a margin of 0.5%. At March 31, 2006, the interest rate was 5.44%. This note and the SPF2 note (see (g) below) have each been repaid and terminated on July 31, 2006.

(b) Expenses and liabilities primarily represent amounts allocated to the Company for services received under the cross-charge policy. SPUK also recharged the Company for payroll costs and related benefits of SPUK employees working on international assignment in the United States.

(c) At March 31, 2006 and March 31, 2005, PGHC had a note payable and related interest expense to SPUK. The obligation bears interest based on LIBOR.

(d) Represents interest payable and expense on stock subscription liability and notes payable described in (g) below.

(e) PPM has contractual arrangements with PECL to purchase and sell natural gas. Such transactions are settled via affiliated borrowing arrangements and are reported net in revenue when appropriate.

(f) PPM has arranged for a reciprocal borrowing facility with PECL. The obligation bears interest based on LIBOR plus an applicable margin.

(g) The amount outstanding at March 31, 2005 represents the stock subscription liability to PacifiCorp UK Limited ("PUKL") for a subscription of 1,250,000 shares of stock. The stock subscription liability was payable in various annual installments between December 31, 2012 and December 31, 2017 and bore interest at 6.75% annually. In September 2005, SPHI obtained seven new floating rate notes payable totaling $2.731 billion from SP Finance 2 Limited ("SPF2"). The proceeds of these notes payable were used to repay the stock subscription liability of $2.375 billion, outstanding interest of $92.7 million and a redemption premium of $263.3 million. The redemption premium was treated as a return of capital and was recorded net of tax in Common shareholders' capital. The amount outstanding at March 31, 2006 represents the notes payable under the new facility with maturity dates ranging from March 2007 through June 2007 and bearing interest at LIBOR plus a margin of 0.45%. At March 31, 2006, the interest rate was 5.43%.

Commencing on April 1, 2004, the Company, PacifiCorp and "SPUK" implemented a cross-charge policy governing the allocation of costs incurred by the Company, PacifiCorp and SPUK, on behalf of one another. This policy, approved by the SEC in its administration of the Public Utilities Holding Company Act, permits the Company to receive certain administrative services, priced at cost, from either PacifiCorp or SPUK. These include shareholder services, investor relations, management and human resource services. Cross-charges from SPUK to the Company amounted to $9.5 million and $3.2 million for the years ended March 31, 2006, and 2005, respectively and were recorded in Operations and maintenance expense. Cross-charges relating to the discontinued operations of PacifiCorp are not included in these totals.

On December 29, 2004, the Company paid $11.0 million to principal shareholders in Atlantic Renewable Energy Corp.("AREC") for all of AREC's outstanding shares. These shareholders became employees of the Company. On February 15, 2005, the Company paid $1.3 million to partners in Atlantic Renewable Project ("ARP"), who were also formerly principal shareholders in AREC, for their entire interest in ARP. The primary asset of ARP is a 50.0% interest in Maple Ridge.

PPM paid to the City of Klamath Falls ("Klamath Falls"), the owner of the Klamath Co-Generation Project which is operated by the Company, an amount equal to $1.4 million, which represents the Company's share of the SPHI credit support fee billed to Klamath Falls. At March 31, 2006, PPM had payables totaling $100,000 outstanding to Klamath Falls for its share of these fees.

Note 5—Goodwill

In December 2002, the Company acquired the Katy gas storage facility at an adjusted purchase price of $160.1 million, including transaction costs, in a cash transaction. The identifiable assets and liabilities acquired in the business combination were recorded at fair value and included assets of $142.0 million and liabilities of $1.6 million. The difference between the fair value of the net assets and the purchase price, approximately $19.7 million, was recorded as Goodwill, and there were no other intangible assets recorded associated with this transaction.

As required by SFAS No. 142, the Company performs an annual goodwill impairment test and updates the test if events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying amount. As part of this test, projections regarding estimated future cash flows and other factors are made to determine the fair value of the respective assets. If these estimates or related projections change in the future, the Company may be required to record impairment charges for these assets. The Company applies what it believes to be the most appropriate valuation methodology for the purposes of this test. If the Company had established different reporting units or utilized different valuation methodologies the impairment test could have resulted in different outcomes. As market conditions change, in addition to performing the annual goodwill impairment analysis required by SFAS No. 142, management reviews for any indicators that the fair value of a reporting unit could be below carrying value and assess goodwill for impairment as appropriate. The annual test was last completed on September 30, 2005 and the Company determined that there was no impairment losses related to goodwill. As of March 31, 2006, no impairment loss was recorded.

Note 6—Asset impairments

Long-lived assets to be held and used by the Company are reviewed for impairment when events or circumstances indicate costs may not be recoverable. Such reviews are performed in accordance with SFAS No. 144. Impairment losses on long-lived assets are recognized when book values exceed expected undiscounted future cash flows with the impairment measured on a discounted future cash flows basis. During 2006, the Company determined that certain of its wind generation sites would not be developed further and recognized a charge of $4.1 million to write off these sites.

Note 7—Asset retirement obligations and accrued environmental costs

Asset retirement obligations

The Company is required under SFAS No. 143 to record the fair value of an asset retirement obligation as a liability in the period in which the obligation was incurred. At the same time the liability is recorded, the costs of the asset retirement obligation must be recorded as an addition to the carrying amount of the related asset. Over time, the liability is accreted to its present value and the addition to the carrying amount of the asset is depreciated over the asset's useful life. Upon retirement of the asset, the Company will settle the retirement obligation against the recorded balance of the liability. Any difference in the final retirement obligation cost and the liability will be charged or credited to earnings. The Company does not recognize liabilities for asset retirement obligations for which the fair value cannot be reasonably estimated.

In March 2005, the FASB issued FASB Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations—an Interpretation of FASB Statement No. 143 ("FIN 47")*. FIN 47 clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonable estimated. The Company adopted FIN 47 for the year ended March 31, 2006 and the adoption had no impact on its consolidated financial position and results of operations.

The Company's asset retirement obligations were as follows:

	Years ended March 31,	
	2006	2005
	(Millions of dollars)	
Liability recognized at beginning of period	$ 1.0	$ 0.9
Liabilities incurred	4.7	—
Revisions of estimated cashflows	0.5	—
Accretion expense	0.3	0.1
Liability recognized at end of period	$ 6.5	$ 1.0

Accrued environmental costs

The Company's policy is to accrue environmental cleanup-costs of a non-capital nature when those costs are believed to be probable and can be reasonably estimated. The quantification of environmental exposures is based on assessments of many factors, including changing laws and regulations, advancements in environmental technologies, the quality of information available related to specific sites, the assessment stage of each site investigation, preliminary findings and the length of time involved in remediation or settlement. The Company hires external consultants from time to time to conduct studies in order to establish reserves for various site environmental remediation costs. The Company is subject to cost-sharing agreements with other potentially responsible parties based on decrees, orders and other legal agreements. In these circumstances, the Company assesses the financial capability of other potentially responsible parties and the reasonableness of the Company's apportionment. These agreements may affect the range of potential loss. Additionally, the Company may benefit from excess insurance policies that may cover some of the cleanup costs if costs incurred exceed certain amounts.

The Company assesses its potential obligations to perform environmental remediation on an ongoing basis. As a result of studies performed during the year ended March 31, 2006, the Company determined that its reserves were adequate and reflected its most likely estimate for probable liabilities. Remediation costs that are fixed and determinable have been discounted to their present value using credit-adjusted, risk-free discount rates based on the expected future annual borrowing rates of the Company. The liability recorded was $4.3 million at March 31, 2006 and March 31, 2005, and is included as part of Deferred credits—other.

Note 8—Long-term debt and lease obligations

Capital lease—The Company does not own, but is contractually entitled to 46.89% of the output from a 484 MW thermal generating facility located in Klamath Falls, Oregon, which is reported as a capital lease obligation and is also included in Property, plant and equipment in the Consolidated Balance Sheets.

The Company's capital lease assets and capital lease obligations were as follows:

	Years ended March 31,	
	2006	2005
	(Millions of dollars)	
Capitalized lease asset	$156.8	$156.8
Less accumulated amortization	(23.5)	(18.3)
Total	$133.3	$138.5
Capitalized lease obligation, 7.0 to 9.7% through 2025	$145.3	$148.8
Less current maturities	(3.8)	(3.5)
Total	$141.5	$145.3

The Company made interest payments under the capital lease of approximately $10.5 million and $10.7 million for the years ended March 31, 2006 and 2005, respectively.

Operating leases—The Company leases its offices in Portland, Oregon and Houston, Texas and the majority of the land for its renewable generation and natural gas storage facilities under operating leases with various terms and conditions. The office leases require the Company to pay applicable operating and maintenance expenses, excluding depreciation. Terms of these leases are for up to 10 years. The land leases require the Company to pay all real and personal property taxes, remove all structures and equipment on lease expiration (see Note 7 for a discussion of the Company's asset retirement obligations), and certain leases provide for royalty or revenue sharing payments. Net rent expense under these arrangements was $3.2 million and $3.1 million for the years ended March 31, 2006 and 2005, respectively.

Renewable Energy Arrangements—In May 2003, the EITF issued EITF No. 01-8, *Determining Whether an Arrangement Contains a Lease* ("EITF 01-8") which generally states that the evaluation of whether an arrangement contains a lease within the scope of SFAS No. 13, *Accounting for Leases*, should be based on the substance of the arrangement. The Company has determined that certain long-term power purchase agreements from renewable generation facilities are capital leases; however, payments under most of these arrangements are based on availability of wind sufficient for generation, do not include minimum lease payments and have been determined to be contingent rentals and, accordingly, no asset or obligation has been recorded on the Company's Consolidated Balance Sheets. Purchased power contingent rentals included in Purchased power for the Statements of Consolidated Income (Loss) were $44.2 million and $41.4 million for the years ended March 31, 2006 and 2005, respectively.

Future minimum payments under capital and operating leases are as follows:

	Capital Leases	Operating Leases	Total Leases
	(Millions of dollars)		
Years ended March 31,			
2007	$ 14.0	$ 4.3	$ 18.3
2008	14.1	3.9	18.0
2009	14.0	3.7	17.7
2010	14.0	3.6	17.6
2011	14.1	3.6	17.7
Thereafter	194.3	59.0	253.3
Total obligations	$264.5	$78.1	$342.6

The amount of interest expense in the future capital lease payments is $119.2 million.

The Company has also determined that certain power sale contracts from its renewable generation facilities are also operating leases. The cost and carrying amounts of these renewable generation facilities the Company has under these operating leases are $756.4 million and $741.0 million at March 31, 2006 and $185.0 million and $178.0 million at March 31, 2005.

Contingent rental income earned under these operating leases included in Revenues for the Statements of Consolidated Income (Loss) were $33.3 million and $14.3 million for the years ended March 31, 2006 and 2005, respectively.

The Company recorded a liability of $57.8 million in respect of royalty payments payable to MidAmerican as a result of the sale of PaifiCorp in March 2006. This charge was recorded against the gain on disposal. At March 31, 2006, $53.8 million is included long-term debt and the remainder of $4.0 million is current.

Note 9—Finance assets

The Company has investments in leveraged leases and a direct finance lease. Net investments in these leases are included in Other current assets, Finance assets, net and Deferred income taxes on the Consolidated Balance Sheets and include the following:

	Years ended March 31,	
	2006	2005
	(Millions of dollars)	
Rentals receivable (net of principal and interest on the nonrecourse debt)	$ 74.4	$120.9
Estimated residual value of leased assets	45.2	71.8
Less unearned and deferred income	(19.8)	(34.3)
Investment in leases	99.8	158.4
Less deferred taxes arising from leases	(39.1)	(78.6)
Net investment in leases	$ 60.7	$ 79.8

During the fiscal year ended March, 31, 2006, pre-tax impairment charges of $45.3 million were recorded in relation to investments in leveraged leases, a direct finance lease, and assets under operating leases. The impairments were assessed based upon a review of the bankruptcy and credit risk status of lessees, and a comparison of lease carrying value with other market based data where available.

Note 10—Commitments and contingencies

The Company follows SFAS No. 5, *Accounting for Contingencies*, to determine accounting and disclosure requirements for contingencies. Reserves are established when required, in management's judgment, and disclosures regarding litigation, assessments and creditworthiness of customers or counterparties, among others, are made when appropriate. The evaluation of these contingencies is performed by various specialists inside and outside of the Company.

Litigation—From time to time, the Company is a party to various legal claims, actions, complaints and disputes, certain of which involve material amounts. The Company currently believes that disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

Environmental Issues—The Company is subject to numerous environmental laws, including the Federal Clean Air Act and various state air quality laws; the Endangered Species Act; the Comprehensive Environmental Response, Compensation and Liability Act, and similar state laws relating to environmental cleanup; the Resource Conservation and Recovery Act and similar state laws relating to the storage and handling of hazardous materials; and the Clean Water Act, and similar state laws relating to water quality. The Company believes that it is in substantial compliance with environmental regulatory and legal requirements and that maintaining continued compliance with current requirements will not materially affect the Company's consolidated financial statements. These laws could potentially impact future operations.

The City of Tacoma—The City of Tacoma filed a complaint against numerous entities, including the Company, alleging violations of the Sherman Antitrust Act by the defendants through concerted efforts to inflate demand for power and in certain cases withholding power. In December 2004, the defendants filed a motion for dismissal, which was granted. The City of Tacoma has filed a notice of appeal, which is pending.

Flint Hills—On February 22, 2005, the United States District Court, District of Kansas dismissed an action seeking to enjoin construction of the Elk River wind project that was filed by the Flint Hills Tallgrass Prairie Heritage Foundation, Inc. The 10th Circuit Court of Appeals upheld the District Court's dismissal on September 7, 2005. The outcome of these proceedings is not expected to have a material impact on the Company.

Millar & Allegheny—James Millar Supply filed a suit against Allegheny Energy Supply and several other entities in June 2002 seeking reimbursement of costs paid pursuant to their various energy contracts and to set aside the contract terms and conditions, alleging the terms were unfair and onerous. PPM was included after the original complaint was amended. The San Francisco Superior Court dismissed the action on October 3, 2005. The outcome of these proceedings is not expected to have a material impact on the Company.

Internal Revenue Service—The Company has pending in the United States District Court for the District of Oregon a suit for refund of taxes and interest for the years 1994 through 1998. The suit arises from the IRS' denial of the Company's claim for a refund of taxes and interest related to a note held by the Company during those years (the "Spring Creek" note). A trial date has not yet been set in the refund action, and the outcome of that action remains uncertain. No adverse financial impact is expected.

FERC ISSUES

FERC Market-Based Rates—In February 2004, Katy Storage and Transportation ("Katy"), an indirect subsidiary of PPM, was granted market-based rate-making authority, which is subject to re-examination if there is a significant change to Katy's market power status. As of September 30, 2005, there has been no change in Katy's market power status which would require an updated review.

California Public Utilities Commission—The California Public Utilities Commission ("CPUC") filed a regulatory complaint regarding contract reforms that were adjudicated by the FERC regarding certain of PPM's contracts with California Department of Water Resources ("CDWR"). The FERC had previously ruled in the Company's favor that reformation of CDWR contracts was unnecessary and the case was dismissed. The CPUC and the California Electricity Oversight Board have appealed FERC's ruling. Oral arguments have been presented and a decision on the appeal is pending with the Ninth Circuit Court of Appeals. The Company is unable at this time to determine the potential impact, if any, of these proceedings.

FERC Market Power Analysis—Pursuant to the FERC's orders granting PacifiCorp and PPM authority to sell capacity and energy at market-based rates, PacifiCorp and PPM are required to submit a joint market power analysis every three years. Under the FERC's current policy, applicants must demonstrate that they do not possess market power in order to charge market-based rates for sales of wholesale energy and capacity in the applicants' control areas. An analysis demonstrating an applicant's passage of certain threshold screens for assessing generation market power establishes a rebuttable presumption that the applicant does not possess generation market power, while failure to pass any screen creates a rebuttable presumption that the applicant has generation market power. In February 2005, PacifiCorp and PPM submitted a joint triennial market power analysis in compliance with the FERC's requirements. The analysis indicated that PacifiCorp and PPM failed to pass one of the generation market power screens in PacifiCorp's eastern control area and in Idaho Power Company's control area. In May 2005, the FERC issued an order instituting a proceeding pursuant to Section 206 of the Federal Power Act to determine whether PacifiCorp and PPM may continue to charge market-based rates for sales of wholesale energy and capacity in its east control area. Under the terms of the order, PacifiCorp and PPM were required to submit additional information and analysis to the FERC within 60 days to rebut the presumption that PacifiCorp and PPM have generation market power. In June and July 2005, PacifiCorp and PPM filed additional analysis in response to the FERC's May 2005 order. On March 29, 2006 PPM and PacifiCorp submitted a joint filing responding to a deficiency letter of January 27, 2006. On April 10, 2006, PPM filed a motion with FERC to bifurcate and terminate refund liability for transactions after March 21, 2006, which motion was filed as a result of the financial closing of the sale of PacifiCorp. FERC issued an order on June 20, 2006 terminating the Section 206 proceeding and upholding PPM's ability to sell power at market-based rates.

Construction—The Company has an ongoing construction program and, as a part of this program, certain purchase commitments have been made. At March 31, 2006, the Company had firm commitments for turbine purchases and plant construction costs totaling $861.0 million. The Company expects these construction activities will be completed by November 2007 and the commitments will be paid before fiscal year end 2008. These expenditures are subject to continuing review and revision by the Company, and actual costs could vary from these estimates due to various factors.

Facilities—The Company has entered into certain continuing commitments associated with its thermal and renewable generation facilities. These commitments include agreements for operations and maintenance services and equipment warranties. At March 31, 2006, the Company had non-cancelable firm commitments for these costs in fiscal years 2007 through 2010 of $7.2 million, $6.1 million, $3.8 million, and $2.9 million, respectively.

Wholesale purchase and sales contracts—The Company serves a wide variety of electricity and natural gas customers including municipal agencies, public utility districts, investor-owned utilities, producers, and energy marketers. The Company utilizes its thermal energy assets, renewable energy portfolio and gas storage facilities to provide services to its diverse customer base. The Company manages its energy resource requirements by integrating long-term firm, short-term and spot-market purchases with its own generating resources (within the boundaries of the FERC requirements) to meet its commitments for wholesale sales. Optimization benefits are derived from displacing plant operations with low-priced market purchases and selling or storing the displaced natural gas as well as using contract delivery flexibility to manage location price differentials in both natural gas and electricity. In addition, the Company provides firm capacity under tolling arrangements and firm and interruptible storage services and actively manages the value of its gas storage assets. These services are included in the other category in the table below.

As of March 31, 2006, the Company had the following forward purchases and sales commitments under these powers, gas and other arrangements:

	Years ended March 31,							
	Purchases				Sales			
	Gas	Power	Other	Total	Gas	Power	Other	Total
	(Millions of dollars)							
2007	$1,192.0	$346.9	$18.3	$1,557.2	$1,397.8	$333.2	$ 76.9	$1,807.9
2008	57.1	84.8	17.2	159.1	34.2	75.8	80.2	190.2
2009	76.5	65.6	16.9	159.0	27.2	62.8	80.6	170.6
2010	43.1	48.6	15.3	107.0	16.4	62.8	80.9	160.1
2011	29.5	29.0	8.9	67.4	12.4	35.5	79.7	127.6
Thereafter	134.4	22.4	6.8	163.6	—	11.7	29.2	40.9
	$1,532.6	$597.3	$83.4	$2,213.3	$1,488.0	$581.8	$427.5	$2,497.3

Note 11—Guarantees and other commitments

Certain subsidiaries of the Company have, in connection with acquisitions and divestitures, provided indemnification to third parties, which fall within the definition of an indirect guaranty under FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 requires disclosure of certain direct and indirect guarantees. Also, FIN 45 requires recognition of a liability at inception for certain new or modified guarantees issued after December 31, 2002. The adoption of FIN 45 in January 2003 did not have a material impact on the Consolidated Financial Statements. To the extent that claims based upon the arrangements below are limited by applicable statutes, the limitation periods generally vary from three to six years, depending on the jurisdiction and the nature of the claim.

The following represent the indemnification obligations of the Company as of March 31, 2006 and 2005:

Pursuant to the Stock Purchase Agreement dated October 15, 2001, by and among Marriott International, Inc. ("Marriott"), PFS and Birmingham Syn Fuel I, Inc., PFS, an indirect subsidiary of PGHC, and in turn a subsidiary of the Company, agreed to indemnify Marriott from losses suffered as a result of fraud or breach of representation or warranty, within 30 days of the expiration of the applicable statutory period of limitations. The established deductible and maximum limit (cap) of the indemnification do not apply to certain of the representations and warranties. PFS also agreed to indemnify Marriott and its affiliates for tax liabilities up to the closing date. This indemnity also expires within 30 days after the expiration of the statutory period of limitations. These indemnifications are not expected to result in a material cost to the Company.

In 2002, SPHI was assigned a guarantee that supports $60 million of the City of Klamath Falls' Taxable Second Lien Revenue Bonds Series 1999. The Second Lien Bonds have a maturity of January 1, 2025. In the event that the Klamath Co-Generation Project does not have sufficient funds to make payments to the Second Lien bondholders, the trustee may file a deficiency notice with SPHI requesting funds to support the required payments. Should SPHI fail to provide the funds requested in a deficiency notice, it would be required to repurchase all of the then outstanding Second Lien bonds. In December 2005, SPHI advanced $3.6 million under a guarantee provided in connection with the Klamath Co-Generation Project. The $3.6 million, as well as interest accruing at 8.34% and credit support fees accruing at 5% per annum, were fully repaid in April 2006. Following an assessment of the expected future cashflows of the Klamath Co-Generation project, management of the Company believe that it is probable that the Company will be required to meet this guarantee. The Company recorded a gross charge of $58.8 million and related tax credit of $22.5 million relating to probable liabilities in relation to the credit support facility provided by SPHI to certain providers of debt to Klamath Co-Generation project at the project's inception in 1999, representing the maximum amount that the Company may become obligated to pay. The project is owned by the City of Klamath Falls, but operated by PPM Energy which has a purchase contract for 46.89% of the output.

On May 24, 2005, ScottishPower as Seller Parent, the Company as Seller, and MidAmerican as Buyer entered into a Stock Purchase Agreement pursuant to which the Company agreed to sell and MidAmerican agreed to buy all of the common stock of PacifiCorp. ScottishPower, the Company and MidAmerican entered into an amendment agreement to the Stock Purchase Agreement dated March 21, 2006 pursuant to which MidAmerican has agreed to release ScottishPower from indemnities and warranties other than those relating to corporate taxes and environmental issues in return for a $40.0 million reduction in certain payments due to be made by PacifiCorp to ScottishPower. The liability under the tax indemnity is estimated at $170.0 million and provision has been made on this basis. As a result of the sale of PacifiCorp the US tax group holds sufficient capital losses to offset this liability. No provision has been made for the liability under environmental warranty. The directors consider it unlikely that there will be any material financial impact to the group under this arrangement as a detailed due diligence exercise was carried out pre-disposal and detailed disclosures were made to the purchaser so as to make them aware of all relevant information concerning the business and, consequently, to reduce the likelihood of claims being made against the group.

SPHI is currently in the process of transferring certain of its guarantor obligations to SPF(US), with most obligations having already been transferred at March 31, 2006. SPF(US) has obtained a support agreement from ScottishPower, which obligates ScottishPower to provide any necessary financial support to allow SPF(US) to meet payment obligations on indebtedness that it may incur and which also obligates ScottishPower to pay for claims made pursuant to their obligations as a guarantor to PPM, PECL and PPM's subsidiary companies. As a guarantor, SPF(US) or SPHI will guarantee: (a) payment by PPM of its obligations under PPM's gas and electric power trading agreements, PPM's power purchase and sales agreements, gas and electric transmission agreements, and agreements documenting its natural gas-fired generation operation and wind power development activities, including turbine and equipment purchases, construction agreements, and site restoration; (b) payment by PECL of its obligations under gas trading agreements and gas transmission agreements; (c) payment by PPM's subsidiaries of obligations attendant to wind power development and gas storage development and (d) in certain limited circumstances, SPF(US)' obligations as a guarantor will also include performance by PPM, PECL and PPM's subsidiaries under the above-described agreements (all "Guarantor Obligations"). The Company considers the risk that they will be called upon to be low.

PECL owns a majority interest in the Alberta Hub natural gas storage facility, and enters into buy or sell natural gas trades with various counterparties. The Company guarantees provide credit support for these gas trades and other transactions, typically have a term of 18 months or less, and are terminable on 30 days' prior written notice. As of March 31, 2006, approximately 23 of these guarantees were outstanding, with expiration dates ranging from April 2006 to December 2007. Each guarantee has an overall cap, and the current aggregate amount of the caps for the 23 guarantees is approximately $205.6 million.

Note 12—Consolidation of variable-interest entities ("VIE")

In October 2003, the Company entered into a 50-50 joint venture with Shell Wind Energy, Inc. to own and operate a 162 MW wind farm located in southeast Colorado, which commenced operations in January 2004. This venture is a VIE as defined by FIN 46R; however, the Company is not the primary beneficiary. The Company accounts for this venture under the equity method of accounting. The maximum exposure to loss is its net investment, which was $40.1 million and $39.5 million for the years ended March 31, 2006 and March 31, 2005, respectively.

In February 2005, the Company entered into 50-50 joint ventures with Zilkha Renewable Energy ("Zilkha") to construct, own and operate the Flat Rock Windpower LLC and the Flat Rock Wind Power II LLC wind farms (collectively, "Flat Rock") of up to a combined 322 MW capacity located in upstate New York. During 2006, Zilkha, along with its interest in the joint ventures, were acquired by Goldman Sachs and renamed Horizon Wind Energy. At March 31, 2006, 198 MW of Flat Rock Windpower LLC was in commercial operation with a further 33 MW completed in June 2006. Construction on the 91 MW Flat Rock Windpower II LLC began construction in May 2006 with commercial operation expected in November 2006. Flat Rock Windpower LLC & Flat Rock Windpower II LLC are VIEs as defined by FIN 46R; however, the Company is not the primary beneficiary. The Company accounts for Flat Rock under the equity method of accounting. At March 31, 2006, the maximum exposure to loss is its investment of approximately $150.3 million in Flat Rock Windpower LLC and $11.1 million in Flat Rock Windpower II LLC. The Company expects to invest additional funds through completion of these projects during 2007.

Note 13—Common shareholder's capital

The Company has one class of common stock with a par value of $0.01 per share. A total of 10,000 shares were authorized, with 5,945 and 5,594 issued and outstanding at March 31, 2006 and 2005, respectively. During the year ended March 31, 2006, ScottishPower purchased 351 shares for a total of $375.0 million in cash.

ScottishPower is the sole indirect shareholder of the Company's common stock. SPHI's ability to pay dividends may be limited by capitalization tests contained in various agreements.

Note 14—Fair value of financial instruments

	March 31, 2006		March 31, 2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Millions of dollars)			
Long-term debt (a)	2,731.0	2,731.0	—	—
Stock subscription liability	—	—	2,375.0	2,666.4

(a) Includes long-term debt classified as currently maturing, less capitalized lease obligations

The carrying value of cash and cash equivalents, receivables, payables, accrued liabilities and short-term borrowings approximates fair value because of the short-term maturity of these instruments. The fair values of derivative instruments subject to SFAS no. 133 are disclosed in Note 3.

The fair value of the company's long-term debt and stock subscription liability has been estimated by discounting projected future cash flows, using the current rate at which similar loans would be made to borrowers with similar credit ratings and for the same maturities.

Note 15—Employment benefit plans

All full-time and part-time regular employees (i.e., excluding those who are temporary, casual, or leased) are eligible to participate in the company's employee benefit plans. The benefits provided are as follows:

Retirement Plan—The Company sponsors defined benefit pension plans that cover the majority of the Company's employees. In addition, certain bargaining unit employees participate in a joint trust plan to which the Company contributes. Benefits under the main plan in the United States are based on the employee's years of service and average monthly pay in the 60 consecutive months of highest pay out of the last 120 months, with adjustments to reflect benefits estimated to be received from social security. Pension costs are funded annually by no more than the maximum amount that can be deducted for federal income tax purposes.

At March 31, 2006, plan assets were primarily invested in common stocks, bonds and United States government obligations. The measurement date for plan assets and obligations is December 31 of each year.

Components of the net periodic pension benefit cost are summarized as follows:

	Years Ended March 31,	
	2006	2005
	(Millions of dollars)	
Service cost	$ 32.2	$ 25.9(a)
Interest cost	74.4	73.8
Expected return on plan assets	(76.9)	(77.7)
Amortization of unrecognized net obligation	8.4	8.4
Amortization of unrecognized prior service cost	1.2	1.4
Amortization of unrecognized loss (gain)	21.5	8.5
Cost of termination benefits	3.0	—
Net periodic pension benefit cost	63.8	40.3
Less: amounts relating to discontinued operations	(62.1)	(39.2)
Net periodic pension benefit cost—continuing operations	$ 1.7	$ 1.1

(a) Includes contributions of $1.4 million for the year ended March 31, 2006 and no contributions for the year ended March 31, 2005, to the PacifiCorp/IBEW Local 57 Retirement Trust Fund.

The weighted average rates assumed in the actuarial calculations used to determine the net periodic benefit costs for the pension and postretirement benefit plans were as follows:

	Years Ended March 31,	
	2006	2005
Discount rate	5.75%	6.25%
Expected long-term rate of return on assets	8.75	8.75
Rate of increase in compensation levels	4.00	4.00

The weighted average rates assumed in the actuarial calculations used to determine benefit obligations for the pension and postretirement benefit plans were as follows:

	March 31,	
	2006	2005
Discount rate	5.75%	5.75%
Rate of increase in compensation levels	4.00	4.00

The Company determined the long-term rate of return based on historical asset class returns and current market conditions, taking into account the diversification benefits of investing in multiple asset classes.

The change in the projected benefit obligation, change in plan assets and funded status are as follows:

	March 31, 2006	March 31, 2005
	(Millions of dollars)	
Change in projected benefit obligation		
Projected benefit obligation—beginning of year (a)	$ 1,338.1	$1,229.8
Service cost	30.8	25.9
Interest cost	74.4	73.8
Plan amendments	2.9	1.0
Cost of termination benefits	3.0	—
Separation of former participants (a)	(1,342.2)	—
Actuarial loss	22.9	86.8
Benefits paid	(84.1)	(79.1)
Transfers	(1.5)	(0.1)
Projected benefit obligation—end of year	$ 44.3	$1,338.1
Change in plan assets		
Plan assets at fair value—beginning of year (a)	$ 806.5	$ 733.2
Actual return on plan assets	72.6	87.5
Separation of former participants	(824.9)	—
Company contributions	63.8	65.0
Benefits paid	(84.1)	(79.1)
Transfers	(1.9)	(0.1)
Plan assets at fair value—end of year	$ 32.0	$ 806.5
Reconciliation of accrued pension cost and total amount recognized		
Funded status of the plan	$ (12.3)	$ (531.6)
Unrecognized net loss	14.1	443.6
Unrecognized prior service cost	0.8	9.1
Unrecognized net transition obligation	0.2	15.9
Prepaid/(Accrued) pension cost (a)	$ 2.8	$ (63.0)
Accrued benefit liability	$ (2.8)	$ (383.2)
Intangible asset	5.6	25.0
Accumulated other comprehensive income	—	14.5
Regulatory assets	—	280.7
Prepaid/(Accrued) pension cost	$ 2.8	$ (63.0)

a) As of the beginning of the fiscal year, PacifiCorp was the sponsor of the defined benefit plans and accounted for the total projected benefit obligation and plan assets. Therefore, as of March 31, 2005 the pension accrual of $63.0 million is included with liabilities held for sale. Following the sale of PacifiCorp, the benefit obligations and plan assets relating to employees of the Company were transferred to the Company for no consideration. The prepaid pension cost at March 31, 2006 relates only to continuing operations.

The aggregated accumulated benefit obligation was $37.5 million and the fair value of assets was $32.0 million as of March 31, 2006.

Retirement Plan assets are managed and invested in accordance with all applicable requirements, including the Employee Retirement Income Security Act and the Internal Revenue Service revenue code. The Company employs an investment approach whereby a mix of equities and fixed-income investments is used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed-income investments as shown in the table below. Equity investments are diversified across United States and non-United States stocks, as well as growth, value, and small and large capitalizations. Fixed-income investments are diversified across United States and non-United States bonds. Other assets, such as private equity investments, are used to enhance long-term returns while improving portfolio diversification. The Company primarily minimizes the risk of large losses through diversification but also monitors and manages other aspects of risk through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

The following table shows a breakdown of the pension plan assets by investment category based on market values.

		March 31,	
	Target	2006	2005
Equity securities	55.0%	58.5%	56.1%
Debt securities	35.0	34.5	33.9
Private equity	10.0	7.0	10.0

401(k) Plan—The Company has an employee savings defined contribution plan (the "Plan") that qualifies as a tax-deferred arrangement under the Internal Revenue Code. Participating US employees may defer up to 75.0% of their compensation, subject to certain statutory limitations. Compensation includes base pay, and overtime, but is limited to the maximum allowable under the Internal Revenue Code. Employees can select a variety of investment options including ScottishPower American Depository Shares. The Company matches 100.0% of employee contributions on amounts deferred up to 5.0% of total compensation, with that portion vesting over the initial five years of an employee's participation in the Plan. The Company's matching contribution is allocated based on the employee's investment selections or to a money market fund if the employee has made no selections. The Company funded $1.0 million and $0.8 million, respectively, for the years ended March 31, 2006 and 2005.

Employee Welfare Plan—The Company provides health care, life insurance, disability, and paid leave benefits through various plans for eligible employees. All eligible employees of the Company can participate in these plans

Other Postretirement Benefits—The Company, together with PacifiCorp, provides health care and life insurance benefits through various plans for eligible retirees. The cost of other postretirement benefits is accrued over the active service period of employees. The transition obligation represents the unrecognized prior service cost and is being amortized over a period of 20 years. The Company funds other postretirement benefits through a combination of funding vehicles. The Company, together with PacifiCorp, contributed $29.7 million for the year ended March 31, 2006, and $24.9 million for the year ended March 31, 2005. The measurement date for plan assets and obligations is December 31 of each year.

For the other postretirement benefit plan assets, the Company employs an investment approach whereby a mix of equities and fixed-income investments is used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed-income investments. Equity investments are diversified across United States and non-United States stocks, as well as growth, value, and small and large capitalizations. Fixed-income investments are diversified across United States and non-United States bonds. Other assets, such as private equity investments, are used to enhance long-term returns while improving portfolio diversification. The Company primarily minimizes the risk of large losses through diversification, but also monitors and manages other aspects of risk through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

The assets for other postretirement benefits are composed of three different trust accounts. The 401(h) account is invested in the same manner as the pension account. Each of the two Voluntary Employees' Beneficiaries Association Trusts has its own investment allocation strategies.

Components of the net periodic postretirement benefit cost are summarized as follows:

	Years Ended March 31,	
	2006	2005
	(Millions of dollars)	
Service cost	$ 8.8	$ 8.5
Interest cost	30.4	31.0
Expected return on plan assets	(26.3)	(26.4)
Amortization of unrecognized net obligation	12.2	12.2
Amortization of unrecognized loss	2.7	0.6
Amortization of prior service cost	2.1	0.1
Net periodic postretirement benefit cost	29.9	26.0
Less: amounts relating to discontinued operations	(29.5)	(25.7)
Net periodic postretirement benefit cost—continuing operations	$ 0.4	$ 0.3

The change in the accumulated postretirement benefit obligation, change in plan assets and funded status are as follows:

	March 31,	
	2006	2005
	(Millions of dollars)	
Change in accumulated postretirement benefit obligation		
Accumulated postretirement benefit (a) obligation—beginning of year	$ 528.3	$ 555.3
Service cost	8.8	8.5
Interest cost	30.4	31.0
Plan participant contributions	8.3	7.2
Plan amendments	22.8	0.8
Separation of former participants	(582.4)	—
Actuarial (gain) loss	34.3	(34.4)
Benefits paid	(41.6)	(40.1)
Accumulated postretirement benefit obligation—end of year	$ 8.9	$ 528.3
Change in plan assets		
Plan assets at fair value—beginning of year (a)	$ 286.6	$ 261.6
Actual return on plan assets	20.4	28.6
Company contributions	22.5	29.3
Plan participant contributions	8.3	7.2
Separation of former participants	(292.1)	—
Net benefits paid	(41.6)	(40.1)
Plan assets at fair value—end of year	$ 4.1	$ 286.6
Reconciliation of accrued postretirement costs and total amount recognized		
Funded status of the plan	$ (4.8)	$(241.7)
Unrecognized net transition obligation	1.2	94.6
Unrecognized prior service cost	—	1.4
Unrecognized loss	2.1	100.1
Accrued postretirement benefit cost, before final contribution	(1.5)	(45.6)
Final contribution made after measurement date but before March 31	—	24.9
Accrued postretirement cost (a)	$ (1.5)	$ (20.7)

(a) As of the beginning of the fiscal year, PacifiCorp was the sponsor of the other postretirement benefit plan and accounted for the total projected benefit obligation and plan assets. Therefore, as of March 31, 2005 postretirement benefit accrual of $20.7 million is included with liabilities held for sale. Following the sale of PacifiCorp, the benefit obligations and plan assets relating to employees of the Company were transferred to the Company for no consideration. The accrued pension cost at March 31, 2006 relates only to continuing operations.

The assumed health care cost trend rates are as follows:

	March 31,	
	2006	2005
Initial health care cost trend—under 65	10.0%	7.5%
Initial health care cost trend—over 65	10.0	9.5
Ultimate health care cost trend rate	5.0	5.0
Year that rate reaches ultimate—under 65	2011	2007
Year that rate reaches ultimate—over 65	2011	2009

The health care cost trend rate assumption has a significant effect on the amounts reported. An annual increase or decrease in the assumed medical care cost trend rate of one percent would affect the accumulated postretirement benefit obligation and the service and interest cost components as follows:

	One Percent	
	Increase	Decrease
	(Millions of dollars)	
Accumulated postretirement benefit obligation	$0.5	$(0.4)
Service and interest cost components	0.1	(0.0)

In May 2006, the Company contributed $400,000 to its Retirement Plan. In addition, the Company expects to contribute another $1.6 million to its pension plans and $0.0 to its other postretirement benefit plans in fiscal 2007. The benefit payments expected to be paid, which reflect expected future service and the Medicare Part D subsidy expected to be received, are as follows:

Fiscal years ending March 31,	Retirement Plans	Other Postretirement Benefits	Medicare Part D Subsidy Receipts
		(Millions of dollars)	
2007	$ 3.1	$0.6	$—
2008	3.3	0.6	—
2009	3.1	0.6	—
2010	3.0	0.6	—
2011	3.2	0.6	—
2012 to 2016 (inclusive)	16.8	3.1	—

Note 16—Stock-based compensation

PacifiCorp Stock Incentive Plan—During 1997, PacifiCorp adopted the PSIP. The exercise price of options granted under the PSIP was equal to the market value of PacifiCorp common stock on the date of the grant. Stock options generally became exercisable in two or three equal installments on each of the first through third anniversaries of the grant date. The maximum exercise period under the PSIP was 10 years. The PSIP expired on November 29, 2001.

Upon completion of the merger with ScottishPower (the "Merger"), all PacifiCorp stock options granted prior to January 1999 became 100.0% vested. All outstanding stock options were converted into options to purchase ScottishPower American Depository Shares. Stock options to purchase ScottishPower American Depository Shares granted in connection with the Merger vest over the same number of years as stock options granted prior to the Merger.

As a result of the sale of PacifiCorp to MEHC, the options held by PacifiCorp employees became fully vested under the provisions of the plan, and all options outstanding to PacifiCorp employees must be exercised by March 21, 2007; otherwise they will be forfeited. All outstanding options held by current employees of the Company vest and expire as originally stated.

The table below summarizes the stock option activity under the PSIP, including the activity related to PacifiCorp employees up to the date of disposal:

ScottishPower American Depository Shares	Number of Shares	Weighted Average Price
Outstanding options at March 31, 2004	2,924,049	$31.64
Exercised	(750,126)	26.10
Forfeited	(40,310)	35.36
Outstanding options at March 31, 2005	2,133,613	33.52
Exercised	(1,333,400)	31.32
Forfeited	(30,578)	35.86
Transfers due to separation	(709,041)	37.15
Outstanding options at March 31, 2006	60,594	38.23

Information with respect to options outstanding and options exercisable under the PSIP as of March 31, 2006 and 2005, was as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (in years)	Number of Shares	Weighted Average Exercise Price
Year ended March 31, 2006 (continuing operations)					
$26.94 – $36.64	17,732	$30.66	5.7	17,732	$30.66
$39.99 – $41.38	42,862	41.35	1.8	42,862	41.35
Total	60,594	38.23	4.7	60,594	38.23
Year ended March 31, 2005 (including PacifiCorp employees)					
$25.70 – $36.64	1,589,323	$31.05	4.2	1,589,323	$31.05
$39.99 – $43.83	544,290	40.72	3.0	544,290	40.72
Total	2,133,613	33.52	3.9	2,133,613	33.52

Executive Share Option Plan—During April 2004, ScottishPower approved grants of stock options under the ExSOP for a select group of the Company's employees. The options vest over three years and expire 10 years from the date of grant. In May 2002, ScottishPower granted enhanced awards under the ExSOP that were contingent on meeting certain performance conditions and that vested at the end of three years. On March 31, 2005, the performance conditions were met. As a result, $2.0 million of compensations expense was included in Operations and maintenance expense for the year ended March 31, 2005. No further awards will be granted under the ExSOP.

As a result of the sale of PacifiCorp to MidAmerican, all PacifiCorp employees ceased to participate in the plan, and all ExSOP options held by PacifiCorp employees became fully vested under the change-in-control provisions. These outstanding options are exercisable up to the later of 12 months after the date of sale or 42 months after the original option grant date; otherwise the options will be forfeited. All options granted to employees remaining at SPHI or a subsidiary vest and expire under original grant terms.

The table below summarizes the stock option activity under the ExSOP:

ScottishPower American Depository Shares	Number of Shares	Average Price
Outstanding options at March 31, 2004	1,648,456	$23.94
Granted	763,843	28.72
Exercised	(483,667)	$23.84
Forfeited	(30,136)	26.37
Outstanding options at March 31, 2005	1,898,496	25.85
Exercised	(1,410,611)	25.58
Forfeited	(16,096)	27.59
Transfers due to separation	(357,348)	27.15
Outstanding options at March 31, 2006	114,441	26.00

Information with respect to options outstanding and options exercisable under the ExSOP as of March 31, 2006 and 2005 was as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (in years)	Number of Shares	Weighted Average Exercise Price
Year ended March 31, 2006					
$23.55 – $ 28.72	114,441	$26.00	7.2	54,694	$24.23
Year ended March 31, 2005 (including PacifiCorp employees)					
$23.55 – $ 28.72	1,898,496	$25.85	8.2	182,134	$23.97

Long Term Incentive Plan—During April 2004, ScottishPower approved grants of performance share awards under its Long-Term Incentive Plan for a select group of the Company's employees. The number of shares that actually vest is dependent upon the outcome of certain performance measures over a three-year period. During the years ended March 31, 2006 and 2005, $0.0 and $1.0 million, respectively, of compensation expense was included in Operations and maintenance expense.

Note 17—Income taxes

The provision for income taxes of continuing operations is summarized as follows:

	Years ended March 31, 2006	2005
	(Millions of dollars)	
Current tax expense (benefit)		
Federal	$(71.2)	$(12.2)
State	(8.6)	—
Current tax expense (benefit)	(79.8)	(12.2)
Deferred tax expense (benefit):		
Federal	(0.3)	(16.0)
State	(0.1)	(1.7)
Deferred tax expense (benefit)	(0.4)	(17.7)
Total income tax expense (benefit)	$(80.2)	$(29.9)

The difference between the US federal statutory tax rate and the effective income tax rate attributed to income (loss) before taxes and cumulative effect of accounting changes of continuing operations is as follows:

	Years ended March 31,	
	2006	2005
	(Millions of dollars)	
Federal statutory rate	35.0%	35.0%
State taxes, net of federal benefit (a)	(1.7)	(1.1)
Tax reserves (b)	(3.9)	(18.7)
Tax credits	15.2	32.4
Other	(3.4)	15.7
Effective income tax rate	41.2%	63.3%

(a) State taxes, net of federal benefit, include changes in state tax contingency reserve

(b) The Company has established, and periodically reviews, an estimated contingent tax reserve on its Consolidated Balance Sheet to provide for the possibility of adverse outcomes in tax proceedings.

The tax effect of temporary differences giving rise to significant portions of the Company's deferred tax liabilities and deferred tax assets were as follows:

	Years ended March 31,	
	2006	2005
	(Millions of dollars)	
Deferred tax liabilities:		
Property, plant and equipment	$ 127.2	$ 77.0
Leveraged leases	94.9	133.2
Derivative contract	51.3	62.1
Other	48.3	77.9
Total deferred tax liabilities	321.7	350.2
Deferred tax assets:		
Employee benefits	(3.8)	(5.8)
Derivative contracts	(5.4)	(4.2)
Book reserves not currently deductible for tax	(27.3)	(5.3)
Net operating loss and tax credit carry forwards	(53.1)	(71.5)
Other	(127.8)	(19.0)
Total deferred tax assets	(217.4)	(105.8)
Total net deferred tax liabilities	$ 104.3	$ 244.4

The Company has established, and periodically reviews, an estimated contingent tax reserve on its Consolidate Balance Sheet to provide for the possibility of adverse outcomes in tax proceedings. The current year accruals are primarily attributable to accrual of interest on previously identified issues and new issues identified for tax years ended after March 31, 2000. The Company anticipates that final settlement and payment on settled issues and other unresolved issues will not have a material adverse impact on its consolidated results of operations.

The net federal tax contingency accrual for the year ended March 31, 2006, was $6.2 million, consisting primarily of the net of accrued interest on remaining tax contingencies provided for in prior periods and payments made on deficiencies asserted by the IRS which the Company intends to litigate. The net state tax contingency accrual for the year ended March 31, 2006 was $7.6 million. The net federal tax contingency reserve increase for the year ended March 31, 2005, was $18.3 million, primarily to accrue interest on remaining tax contingencies provided for in prior periods. The net state tax contingency release for the year ended March 31, 2005 was $11.1 million.

The Internal Revenue Service started its examination of the 2001, 2002 and 2003 tax years in October 2004. The Internal Revenue Service is reviewing tax aspects of certain financing arrangements with ScottishPower. The

Company believes that prudent provision has been made against potential liabilities which may arise as a result of the group's financial structure however this cannot be guaranteed. The Company anticipates that final settlement and payment on settled issues and other unresolved issues related to the federal income tax returns through March 31, 2003, will not have a material adverse impact on its consolidated financial position or results of operations.

The Company had no available federal net operating loss carryforwards at March 31, 2006, and $57.2 million at March 31, 2005. At March 31, 2006, the Company had renewable energy credits of approximately $9.8 million, alternative minimum tax credits of approximately $19.8 million and Oregon business energy tax credits of approximately $7.9 million available to reduce future income tax liabilities. These credits begin to expire in 2010. The Company anticipates utilizing the net operating loss and tax credits prior to the expiration dates.

As a result of the classification of PacifiCorp as discontinued operations, SPHI may recognize a deferred tax effect. The amount of this effect is dependent upon determining SPHI's basis in PacifiCorp that carries over from the original tax free acquisition of PacifiCorp on November 30, 1999. If a difference exists, recognition of the tax effect of this temporary difference is required. SPHI has determined that a deferred tax liability is not required.

Note 18—Acquisitions and investments

Grama Ridge acquisition

In May 2005, PPM acquired the assets of the Grama Ridge gas storage facility from ConocoPhillips at an adjusted purchase price of $26.7 million, including transaction costs, in a cash transaction. The Grama Ridge facility, located in New Mexico, is a natural gas storage facility with a working capacity of 6.0 billion cubic feet.

Shiloh Wind Project

Also during May 2005, PPM announced its acquisition of Shiloh Wind Project from enXco, an affiliate of EDF Energies Nouvelles of France. The purchase price totaled approximately $21.2 million, including cash consideration of $13.7 million and forgiveness of a $7.5 million note. Shiloh was constructed and became fully operational in early 2006, and has an installed capacity of 150 MW. The project is located between the Northern California cities of San Francisco and Sacramento.

Maple Ridge Wind Project

PPM's investments in Atlantic Renewable Projects, LLC (ARP) for development and construction of the Maple Ridge I Wind project and the Maple Ridge II wind project for the fiscal year ended March 31, 2006 were $155.6 million and $12.7 million, respectively. ARP is a subsidiary of PPM and owns fifty percent (50%) of the ownership interests of each of Flat Rock Windpower, LLC and Flat Rock Windpower II, LLC, which are the owners of the Maple Ridge I Wind Project and the Maple Ridge II Wind Project, respectively. Development costs for each project include, but are not limited to the cost of turbines, towers, substations, roads, land preparation and interconnection to the grid.

PdV

During May 2005, PPM announced the acquisition of the assets associated with PdV/Manzana Wind Project from enXco, an affiliate of EDF Energies Nouvelles of France. The closing payment was cash consideration of approximately $4.2 million. Additional payments may be required upon the subsequent acceptance of additional assets to be included in the project and following commercial operation. If constructed, the project is expected to have an installed capacity of between 150 MW and 300 MW. The project is located in Kern County, California, which is in the Tehachapi Valley in the south-central part of the state.

Note 19—Concentration of customers

During the year ended March 31, 2006, CDWR, BP Energy, Klamath Falls, ConocoPhillips Corporation, and Constellation Energy, accounted for 22.9%, 15.5%, 13.2%, 11.2%, and 10.2%, respectively, of the

Company's Revenues. During the year ended March 31, 2005, CDWR, Klamath Falls, ConocoPhillips Corporation, Cinergy Marketing and Trading, LP and Sacramento Municipal Utility District accounted for 26.7%, 25.9%, 11.0%, 10.6% and 10.4%, respectively, of the Company's Revenues.

Note 20—Subsequent events

Aeolus

Effective May 1, 2006, PPM transferred ownership of four of the company's operating wind projects totaling 141 MW to Aeolus Wind Power I LLC (Aeolus). Concurrently, PPM and FC Energy Finance I (FC) executed the Agreement for Purchase of Membership Interest (the Agreement). Under the terms of the Agreement FC purchased the Class B Membership Interest in Aeolus. PPM is the sole Class A Member with continuing responsibility for management, operations, and administration of Aeolus and each of the operating wind energy projects.

Leaning Juniper

Leaning Juniper 1 is a 100 MW wind energy generation facility, located about three miles southwest of Arlington, Oregon, which was completed in August 2006. On July 27, 2006, the facility was sold to PacifiCorp, an energy utility based in Portland, Oregon in an agreement which will see PPM continue to provide operation, maintenance and warranty services for a period of two years.

Waha

In September, 2006 the Railroad Commission of Texas ("RRC") notified a subsidiary of the Company, Enstor Waha Storage and Transportation, L.P. ("Waha") that the RRC was initiating a formal complaint process to review claims by three oil and gas operators (including, Ice Brothers Incorporated ("Ice")), that Waha's brine disposal operations were causing oil and gas wells in the area of Waha's storage facility development activities to produce water. Also in September, Ice and Southwest Royalties Incorporated served Enstor Waha Storage and Transportation, L.P. Enstor Operating Company, LLC and Enstor Inc. with a formal complaint in the state District Court of Pecos County, Texas also relating to Waha's brine disposal. The relief claimed in the District Court action includes damages and both the District Court action and RRC complaint could result in a shut down of Waha's disposal operations. It is too early in the judicial and administrative process for the Company to provide a firm estimate of any possible financial exposure to these claims.

PACIFICORP HOLDINGS, INC.

Consolidated Financial Statements March 31, 2005 and 2004

TABLE OF CONTENTS

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of PacifiCorp Holdings, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, common shareholders' equity and cash flows present fairly, in all material respects, the financial position of PacifiCorp Holdings, Inc. and its subsidiaries (together, the "Company") at March 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 4 to the consolidated financial statements, the Company changed the manner in which it applies the normal purchases and normal sales exception to derivative contracts entered into or modified after June 30, 2003, upon its adoption of SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, as of July 1, 2003.

As discussed in Note 8 to the consolidated financial statements, the Company changed the manner in which it accounts for asset retirement obligations, as of April 1, 2003.

As discussed in Note 12 to the consolidated financial statements, the Company reclassified to liabilities certain financial instruments that, under previous guidance, issuers could account for as equity, as of July 1, 2003.

PricewaterhouseCoopers LLP
Portland, Oregon
July 28, 2005

PACIFICORP HOLDINGS, INC. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED (LOSS) INCOME

	Years Ended March 31, 2005	2004
	(Millions of dollars)	
Revenues:		
Retail	$ 2,648.8	$2,547.0
Wholesale sales and other	376.9	626.1
Non-regulated energy, natural gas storage sales and other	712.6	466.1
Total	3,738.3	3,639.2
Operating expenses:		
Energy costs	1,464.4	1,523.0
Operations and maintenance	986.1	937.0
Depreciation and amortization	427.4	413.2
Impairment of goodwill (See Note 6)	2,611.0	—
Taxes, other than income taxes	101.6	99.4
Total	5,590.5	2,972.6
(Loss) income from operations	(1,852.2)	666.6
Interest expense and other (income):		
Interest expense	446.0	430.0
Interest income	(15.8)	(20.0)
Interest capitalized	(14.8)	(21.3)
Minority interest and other	(82.1)	(59.0)
Total	333.3	329.7
(Loss) income from continuing operations before income tax expense and cumulative effect of accounting change	(2,185.5)	336.9
Income tax expense	158.6	119.2
(Loss) income before cumulative effect of accounting change	(2,344.1)	217.7
Cumulative effect of accounting change (less applicable income tax (benefit) of $(0.6)/2004)	—	(0.9)
Net (loss) income	$(2,344.1)	$ 216.8

The accompanying notes are an integral part of these consolidated financial statements.

PACIFICORP HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31, 2005	March 31, 2004
	(Millions of dollars)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 413.6	$ 192.6
Accounts receivable less allowance for doubtful accounts of $11.6/2005 and $23.3/2004	507.2	350.5
Unbilled revenue	143.8	127.8
Amounts due from affiliates	0.3	4.7
Inventories:		
Materials and supplies	118.3	105.1
Natural gas and coal	95.1	115.0
Current derivative contract asset	343.9	198.9
Current deferred tax asset	4.8	17.9
Other	214.0	84.3
Total current assets	1,841.0	1,196.8
Property, plant and equipment:		
PacifiCorp:		
Generation	4,863.0	4,760.0
Transmission	2,472.9	2,404.4
Distribution	4,272.5	4,068.5
Intangible plant	607.0	599.5
Other	1,582.3	1,519.1
Construction work in progress	593.4	345.4
Total	14,391.1	13,696.9
Other operations	805.8	691.7
Accumulated depreciation and amortization	(5,233.8)	(5,003.5)
Total property, plant and equipment—net	9,963.1	9,385.1
Other assets:		
Goodwill (See Note 6)	699.5	3,310.5
Other investments and special funds	72.8	58.4
Regulatory assets	972.8	1,032.3
Derivative contract regulatory asset	170.0	422.2
Non-current derivative contract asset	617.0	368.9
Finance assets, net	145.6	147.0
Deferred charges and other	292.6	287.5
Total other assets	2,970.3	5,626.8
Total assets	$14,774.4	$16,208.7

The accompanying notes are an integral part of these consolidated financial statements.

PACIFICORP HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

	March 31, 2005	March 31, 2004
	(Millions of dollars)	
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 460.5	$ 393.8
Amounts due to affiliates	274.3	150.7
Accrued employee expenses	151.5	144.4
Taxes payable	8.1	103.2
Interest payable	66.8	67.6
Current derivative contract liability	230.2	127.1
Long-term debt and capital lease obligations, currently maturing	273.4	243.3
Preferred stock subject to mandatory redemption, currently maturing (See Note 12)	3.7	3.7
Notes payable and commercial paper	468.8	124.9
Other	127.8	130.2
Total current liabilities	2,065.1	1,488.9
Deferred credits:		
Deferred income tax liability	1,721.3	1,627.1
Non-current income tax liability	194.9	191.0
Investment tax credits	75.6	83.5
Pension and other post employment liabilities	450.3	433.4
Regulatory liabilities	806.0	807.5
Minority interest	69.0	65.2
Non-current derivative contract liability	728.6	624.4
Other	285.3	268.2
Total deferred credits	4,331.0	4,100.3
Long-term debt and capital lease obligations, net of current maturities	3,774.3	3,669.1
Preferred stock subject to mandatory redemption, net of current maturities (See Note 12)	48.8	56.3
Stock subscription liability to affiliate	2,375.0	2,375.0
Total liabilities	12,594.2	11,689.6
Commitments, contingencies and guarantees (See Notes 13 and 14)		
Shareholders' equity:		
Common shareholders' capital	4,171.9	4,169.9
(Accumulated deficit) retained earnings	(1,935.0)	409.1
Accumulated other comprehensive income (loss):		
Unrealized gain on available-for-sale securities, net of tax of $2.6/2005 and $1.6/2004	4.3	2.7
Foreign currency adjustment, net of tax of $1.5/2004	—	2.4
Minimum pension liability, net of tax of $(37.4)/2005 and $(39.8)/2004	(61.0)	(65.0)
Total shareholders' equity	2,180.2	4,519.1
Total liabilities and shareholders' equity	$14,774.4	$16,208.7

The accompanying notes are an integral part of these consolidated financial statements.

PACIFICORP HOLDINGS, INC. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED CASH FLOWS

	Years Ended March 31, 2005	2004
	(Millions of dollars)	
Cash flows from operating activities:		
Net (loss) income	$(2,344.1)	$ 216.8
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Impairment of goodwill	2,611.0	—
Depreciation and amortization	427.4	413.2
Deferred income taxes and investment tax credits—net	117.4	113.5
Unrealized loss on derivative contracts	66.1	36.0
Regulatory asset/liability establishment	66.7	111.1
Cumulative effect of accounting change, net of tax	—	0.9
Other	(30.0)	(6.5)
Changes in:		
Accounts receivable, net, unbilled revenue, and other current assets	(281.9)	(47.6)
Inventories	6.7	(46.4)
Amounts due to/from affiliates, net	60.5	20.4
Accounts payable and accrued liabilities	(25.7)	31.2
Other	(34.9)	(26.3)
Net cash provided by operating activities	639.2	816.3
Cash flows from investing activities:		
Capital expenditures	(958.2)	(834.7)
Business acquisitions and investments	(45.3)	(42.0)
Proceeds from sales of assets	22.9	8.0
Proceeds from sales of finance assets and principal payments	38.1	48.4
Proceeds from available-for-sale securities	49.1	97.2
Purchases of available-for-sale securities	(44.7)	(89.4)
Other	9.1	(22.0)
Net cash used in investing activities	(929.0)	(834.5)
Cash flows from financing activities:		
Changes in short-term debt	343.9	99.9
Repayment of stock subscription liability to affiliate	—	(21.7)
Changes in debt due to affiliates	67.5	100.0
Proceeds from long-term debt, net of issuance costs	395.2	396.7
Repayments of long-term debt and capital lease obligations	(263.1)	(197.0)
Repayments of preferred securities	—	(352.0)
Preferred dividends paid to minority interest holders	(2.1)	(4.5)
Redemptions of preferred securities	(7.5)	(7.5)
Leveraged lease debt repayments	(24.6)	(33.0)
Other	1.5	0.9
Net cash provided by (used in) financing activities	510.8	(18.2)
Change in cash and cash equivalents	221.0	(36.4)
Cash and cash equivalents at beginning of year	192.6	229.0
Cash and cash equivalents at end of year	$ 413.6	$ 192.6

The accompanying notes are an integral part of these consolidated financial statements.

PACIFICORP HOLDINGS, INC. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED CHANGES IN COMMON SHAREHOLDERS' EQUITY

	Common Shareholders' Capital		Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Comprehensive Income (Loss)
	Shares	Amounts			
			(Millions of dollars)		
Balance at March 31, 2003	5,594	$4,169.9	$ 192.3	$(63.3)	
Comprehensive income					
Net income	—	—	216.8	—	$ 216.8
Other comprehensive income (loss):					
Unrealized loss on available-for-sale securities, net of tax of $4.3	—	—	—	6.3	6.3
Foreign currency adjustment, net of tax of $1.0	—	—	—	1.7	1.7
Minimum pension liability, net of tax of $(2.9)	—	—	—	(4.6)	(4.6)
Balance at March 31, 2004	5,594	4,169.9	409.1	(59.9)	$ 220.2
Comprehensive income					
Net loss	—	—	(2,344.1)	—	$(2,344.1)
Stock-based compensation expense	—	2.0	—	—	—
Other comprehensive income (loss):					
Unrealized gain on available-for-sale securities, net of tax of $1.0	—	—	—	1.6	1.6
Foreign currency adjustment: net of tax of $(1.5)	—	—	—	(2.4)	(2.4)
Minimum pension liability, net of tax of $2.4	—	—	—	4.0	4.0
Balance at March 31, 2005	5,594	$4,171.9	$(1,935.0)	$(56.7)	$(2,340.9)

The accompanying notes are an integral part of these consolidated financial statements.

PACIFICORP HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Summary of Significant Accounting Policies

Nature of operations—PacifiCorp Holdings, Inc. ("PHI") and its subsidiaries are collectively referred to as the "Company." PHI is a holding company of a United States electricity company, PacifiCorp, serving retail customers in portions of the states of Utah, Oregon, Wyoming, Washington, Idaho and California and unregulated energy companies operating in the western and mid-western United States markets. PacifiCorp generates electricity and conducts its retail electric utility business as Pacific Power and Utah Power and also engages in electricity sales and purchases on a wholesale basis. The subsidiaries of PacifiCorp support its electric utility operations by providing coal mining facilities and services, and environmental remediation services. The Company's unregulated energy businesses, PPM Energy, Inc. ("PPM") and Pacific Klamath Energy, Inc. ("PKE"), develop, acquire, manage and operate thermal and renewable generation resources, engage in origination and marketing of wholesale electricity and natural gas and provide natural gas storage and hub services and energy management activities. PacifiCorp Group Holdings Company ("PGHC") includes its wholly owned subsidiary, PacifiCorp Financial Services, Inc. ("PFS"), an unregulated financial services business.

Basis of presentation—The Consolidated Financial Statements of the Company include: its integrated electric utility operations, PacifiCorp; its unregulated energy companies, PPM and PKE; and PGHC; along with their wholly owned and majority-owned subsidiaries as of and for the years ended March 31, 2005 and 2004. All references to regulated activities, electric utility operations, regulated accounting treatment and Statement of Financial Accounting Standards ("SFAS") No. 71, *Accounting for the Effects of Certain Types of Regulation* ("SFAS No. 71"), relate to PacifiCorp. Intercompany transactions and balances have been eliminated upon consolidation.

NA General Partnership ("NAGP"), the former immediate parent of PHI and wholly owned indirect subsidiary of Scottish Power, plc ("ScottishPower"), was merged into PHI on December 1, 2003. The carrying amounts of NAGP's assets, liabilities and equity were transferred to PHI in accordance with guidance for entities under common control. Amounts of NAGP have been included for all periods presented. As a result of the merger, PHI became a wholly owned, direct subsidiary of Scottish Power NA1 Limited and Scottish Power NA2 Limited, which are directly owned by ScottishPower plc.

Use of estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates involve judgments with respect to numerous factors that are difficult to predict and are beyond management's control. As a result, actual results could differ materially from these estimates.

Regulation—Accounting for the electric utility operations conforms to accounting principles generally accepted in the United States of America as applied to regulated public utilities and as prescribed by agencies and the commissions of the various locations in which the electric utility business operates. The Company accounts for its electric utility operations in accordance with SFAS No. 71 as further discussed in Note 3.

Cash and cash equivalents—For the purposes of these financial statements, the Company considers all liquid investments with maturities of three months or less, at the time of acquisition, to be cash equivalents.

Accounts receivable and allowance for doubtful accounts—Accounts receivable includes billed services plus any accrued and unpaid interest. It also includes settled but unpaid amounts relating to PPM's activities associated with origination and marketing, natural gas storage, hub services and energy management. Credit is granted to customers, which include retail and wholesale customers, government agencies and other utilities. Management performs continuing credit evaluations of customers' financial conditions, and although the Company does not require collateral, deposits may be required from customers in certain circumstances.

Management reviews accounts receivable on a monthly basis to determine if any receivable will potentially be uncollectible. The allowance for doubtful accounts includes amounts estimated through an evaluation of specific accounts, based upon the best available facts and circumstances, of customers that may be unable to meet their financial obligations, and a reserve based on historical experience. After all attempts to collect a receivable have failed or six months after a customer becomes inactive, the receivable is written-off against the allowance. Management believes that the allowance for doubtful accounts as of March 31, 2005, was adequate. However, actual write-offs could exceed the recorded allowance.

Accounts receivable of the electric utility operations are considered delinquent based on regulations provided by each state, which is generally if payment is not received by the date due, typically 30 days after the invoice date. PacifiCorp charges interest on delinquent customer accounts or past due balances in the states where PacifiCorp does business based on the respective regulation of that state, and this interest varies between 1.0% to 1.5% per month.

Inventories—Inventories are valued at the lower of average cost or market.

Property, plant and equipment—Property, plant and equipment are stated at original cost of contracted services, direct labor and materials, interest capitalized during construction and indirect charges for engineering, supervision and similar overhead items. The cost of depreciable electric utility properties retired, less salvage, is charged to accumulated depreciation. The cost of removal is charged against the regulatory liability established through depreciation rates. Annual overhead costs for the replacement of defined retirement units are capitalized. Generally other costs of overhaul activities and other repairs and maintenance are expensed as they are incurred.

PacifiCorp's Intangible plant consists primarily of computer software costs. Accumulated amortization on Intangible plant was $307.6 million at March 31, 2005, and $310.0 million at March 31, 2004. Amortization expense on Intangible plant was $48.5 million for the year ended March 31, 2005, and $54.7 million for the year ended March 31, 2004. The estimated aggregate amortization on Intangible plant for the next five succeeding fiscal years from fiscal 2006 to fiscal 2010 is $44.3 million, $39.2 million, $32.6 million, $25.1 million and $18.8 million. Unamortized computer software costs were $185.1 million at March 31, 2005, and $194.8 million at March 31, 2004.

Depreciation and amortization—The average depreciable lives of Property, plant and equipment currently in use by category are as follows:

Generation	
Steam plant	20 – 43 years
Hydroelectric plant	14 – 85 years
Other plant	15 – 35 years
Transmission	20 – 70 years
Distribution	44 – 50 years
Natural gas storage	25 – 40 years
Intangible plant	5 – 50 years
Other	3 – 30 years

Computer software costs included in Intangible plant are initially assigned a depreciable life of 5 to 10 years.

During the year ended March 31, 2005, PacifiCorp changed the estimated average lives of certain computer software systems to reflect operational plans. This change reduced amortization expense by $12.9 million annually on existing computer software systems, with an annual impact to net income of approximately $8.0 million.

Depreciation and amortization of the electric utility operations' assets are computed by the straight-line method either over the life prescribed by PacifiCorp's various regulatory jurisdictions for regulated assets or over the assets' estimated useful lives. The composite depreciation rate of average depreciable assets on utility plants (excluding amortization of capital leases) was 3.0% for the years ended March 31, 2005 and 2004.

Goodwill—Goodwill represents the excess of the fair value of the purchase cost of acquired subsidiaries over the fair value of the net assets acquired. SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"), requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests in certain circumstances. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of the Company's reporting units with the reporting unit's carrying amount, including goodwill. The Company generally determines the fair value of its reporting units using the expected present value of future cash flows, giving consideration to the market comparable approach. If the carrying amount of the Company's reporting units exceeds the reporting unit's fair value, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the Company's reporting unit's goodwill with the carrying amount of that goodwill. During the year ended March 31, 2005, PHI recognized an impairment of goodwill as discussed in Note 6.

Asset impairments—Long-lived assets to be held and used by the Company are reviewed for impairment when events or circumstances indicate costs may not be recoverable. Such reviews are performed in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS No. 144"). The impacts of regulation on cash flows of the electric utility operations are considered when determining impairment. Impairment losses on long-lived assets are recognized when book values exceed expected undiscounted future cash flows with the impairment measured on a discounted future cash flows basis.

Allowance for funds used during construction—The allowance for funds used during construction ("AFUDC") represents the cost of debt and may also include equity funds used to finance utility property additions during construction. As prescribed by regulatory authorities, the AFUDC is capitalized as a part of the cost of utility property and is recorded in the Statements of Consolidated (Loss) Income as Interest capitalized. Under regulatory rate practices, PacifiCorp is generally permitted to recover the AFUDC, and a fair return thereon, through its rate base after the related utility property is placed in service.

The composite capitalization rates were 4.5% for the year ended March 31, 2005 and 6.5% for the year ended March 31, 2004. The Company's AFUDC rates do not exceed the maximum allowable rates determined by regulatory authorities.

Derivatives—In accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, ("SFAS No. 133"), as amended by SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities*, and SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities* ("SFAS No. 149") (collectively "SFAS No. 133"), derivative instruments are measured at fair value and recognized as either assets or liabilities on the Consolidated Balance Sheets, unless they qualify for the exemptions afforded by the standard. Changes in the fair value of derivatives are recognized in earnings during the period of change. Certain long-term derivative contracts have been approved by regulatory authorities for recovery through retail rates. Accordingly, changes in fair value of these contracts are deferred as regulatory assets or liabilities pursuant to SFAS No. 71. Derivative contracts for commodities used in the Company's normal business operation and that settle by physical delivery, among other criteria, are eligible for the normal purchases and normal sales exemption afforded by SFAS No. 133. These contracts are accounted for under accrual accounting and recorded in Wholesale sales and other revenues or Energy costs in the Statements of Consolidated Income (Loss) when the contracts settle.

The Company accounts for its trading activities in accordance with Emerging Issues Task Force (the "EITF") No. 02-3, *Accounting for Derivative Contracts held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities* ("EITF No. 02-3").

Marketable securities—The Company accounts for marketable securities, included in Deferred charges and other on the Company's Consolidated Balance Sheets, in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* The Company determines the appropriate classification of all marketable securities as held-to-maturity, available-for-sale or trading at the time of purchase and re-evaluates such classification as of each balance sheet date. As shown in Note 7, at March 31, 2005 and 2004, all of the Company's investments in marketable securities were classified as available-for-sale and were reported at fair value. The Company uses the specific identification method in computing realized gains and losses on the sale of its available-for-sale securities. Realized gains and losses are included in other (income) expense. Unrealized gains and losses are reported as a component of Accumulated other comprehensive income (loss). Investments that are in loss positions as of the end of each reporting period are analyzed to determine whether they have experienced a decline in market value that is considered other-than-temporary. An investment will generally be written down to market value if it has a significant unrealized loss for more than nine months. If additional information is available that indicates an investment is other-than-temporarily impaired, it will be written down prior to the nine-month time period. In the alternative, if an investment has been impaired for more than nine months but available information indicates that the impairment is temporary, the investment will not be written down.

Asset retirement obligation and accrued removal costs—Effective April 1, 2003, the Company recognizes the fair value of legal obligations associated with the retirement or removal of long-lived assets at the time the obligations are incurred and can be reasonably estimated in accordance with SFAS No. 143, *Accounting for Asset Retirement Obligations* ("SFAS No. 143"). The initial recognition of this liability is accompanied by a corresponding increase in Property, plant and equipment. Subsequent to the initial recognition, the liability is adjusted for any revisions to the expected value of the retirement obligation (with corresponding adjustments to Property, plant and equipment) and for accretion of the liability due to the passage of time. Additional depreciation expense is recorded prospectively for any Property, plant and equipment increases. In general, depreciation and accretion expense generated by SFAS No. 143 accounting for the electric utility operations is recorded as a regulatory asset or liability because such amounts are recoverable in rates.

The Company does not recognize liabilities for asset retirement obligations for which the fair value cannot be reasonably estimated. The Company has asset retirement obligations associated with the transmission and distribution systems and certain coal mines. However, due to the indeterminate removal dates, the fair value of the associated liabilities currently cannot be estimated and no amounts are recognized in the Consolidated Financial Statements.

For those asset retirement removal costs of the electric utility operations that do not meet the requirements of SFAS No. 143, PacifiCorp recovers through approved depreciation rates estimated removal costs and accumulates such amounts in Asset retirement removal costs within Regulatory liabilities as described in Note 3.

Income taxes—The Company uses the liability method of accounting for deferred income taxes. Deferred tax liabilities and assets reflect the expected future tax consequences, based on enacted tax law, of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts.

Historically, PacifiCorp did not recognize deferred taxes on many of the timing differences between book and tax depreciation. In prior years, these benefits were flowed through to the utility customer as prescribed by PacifiCorp's various regulatory jurisdictions. Deferred income tax liabilities and Regulatory assets have been established for those flow-through tax benefits, as shown in Note 20.

Investment tax credits are deferred and amortized to income over periods prescribed by PacifiCorp's various regulatory jurisdictions.

Stock-based compensation—As permitted by SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123"), the Company accounts for its stock-based compensation arrangements, primarily employee stock options, under the intrinsic value recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB No. 25"), and related interpretations in accounting for employee stock options issued to employees. Under APB No. 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded if the ultimate number of shares to be awarded is known at the date of the grant. All options are issued in Scottish Power plc ("ScottishPower") American Depository Shares, as discussed in Note 19. Had the Company determined compensation cost based on the fair value at the grant date for all stock options vesting in each period under SFAS No. 123, Net (loss) income would have been (increased)/reduced to the pro forma amounts below:

	Years Ended March 31,	
	2005	2004
	(Millions of dollars)	
Net (loss) income as reported	$(2,344.1)	$216.8
Add: stock-based compensation using the intrinsic value method, net of related tax effects	3.2	—
Less: stock-based compensation expense using the fair value method, net of related tax effects	(4.5)	(1.1)
Pro forma net (loss) income	$(2,345.4)	$215.7

The $3.2 million of stock-based compensation expense presented net of tax under the intrinsic value method in the above table represents estimated expense associated with the Executive Share Option Plan 2001 (the "ExSOP"), the deferred share program and the Long-Term Incentive Plan described in Note 19.

Revenue recognition—Electricity sales to retail customers are determined based on meter readings taken throughout the month. PacifiCorp accrues an estimate of unbilled revenues, which are earned but not yet billed, net of estimated line losses, each month for electric service provided after the meter reading date to the end of the month. The process of calculating the Unbilled revenue estimate consists of three components: quantifying PacifiCorp's total electricity delivered during the month, assigning unbilled revenues to customer type and valuing the unbilled energy. Factors involved in the estimation of consumption and line losses relate to weather conditions, amount of natural light, historical trends, economic impacts and customer type. Valuation of unbilled energy is based on estimating the average price for the month for each customer type. The amount accrued for Unbilled revenue was $143.8 million at March 31, 2005 and $127.8 million at March 31, 2004.

Revenues from sales of wholesale energy, natural gas and natural gas storage services are recognized upon delivery or as services are provided. Revenues related to energy and services provided, but not yet billed, are estimated each month. These estimates are generally based on contract data and preliminary measurements and allocations. Derivative transactions designated as held for energy trading are accounted for under the mark-to-market method of accounting with the net change in fair value recorded in the Statements of Consolidated (Loss) Income in the period of change.

Reclassifications—Certain reclassifications of prior year's amounts have been made to conform to the 2005 method of presentation. These reclassifications had no effect on previously reported consolidated net income.

New accounting standards—

FSP SFAS No. 106-2

In May 2004, the Financial Accounting Standards Board (the "FASB") released FASB Staff Position ("FSP") SFAS No. 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003* ("FSP SFAS No. 106-2"). FSP SFAS No. 106-2 provides guidance on the accounting for the effects of the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the "Medicare Act"). The Medicare Act introduced a prescription drug benefit under Medicare, as well as a federal subsidy to sponsors of retiree health care plans that include prescription drug benefits. Employers that sponsor postretirement health care plans that offer prescription drug benefits must determine if their prescription drug benefits are actuarially equivalent to the drug benefit provided under Medicare Part D as of the date of enactment of the Medicare Act to be entitled to receive the subsidy. Employers are required to disclose the effect of the federal subsidy afforded by the Medicare Act if its prescription drug benefits are determined to be actuarially equivalent to the Medicare Part D benefit. FSP SFAS No. 106-2 was effective for the first interim or annual period beginning after June 15, 2004. The Company elected to adopt FSP SFAS No. 106-2 early upon its release with retroactive application to PacifiCorp's Welfare Benefits Plan December 31, 2003 measurement date. Because that measurement date is used only to determine net periodic postretirement benefit cost for the period beginning April 1, 2004, there was no impact on previously reported information. The effects of the Medicare Act decreased PacifiCorp's accumulated postretirement benefit obligation by $42.6 million. This decrease is treated as an actuarial experience gain. This actuarial experience gain reduces the unrecognized net loss resulting from differences in prior periods between actuarial assumptions and actual experience. The actuarial experience gain will be amortized to expense through a decrease in the amortization of the unrecognized net loss. The effects of the Medicare Act decreased net periodic postretirement benefit cost for the year ended March 31, 2005, when compared to the expense calculated before the adoption of FSP SFAS No. 106-2, as follows:

	Year Ended March 31, 2005
	(Millions of dollars)
Decrease in:	
Interest cost	$2.7
Service cost	0.1
Amortization of unrecognized loss	2.9
Decrease in Net periodic postretirement benefit cost	$5.7

On January 21, 2005, the Centers for Medicare and Medicaid Services released final regulations for implementing the Medicare Act. These regulations provide guidance for making a determination of whether the benefits under a plan will meet the definition of actuarial equivalence. As this was subsequent to PacifiCorp's measurement date, these regulations had no impact on the year ended March 31, 2005. The Company expects these regulations to result in an additional decrease in the accumulated postretirement benefit obligation of approximately $18.0 million and an additional decrease in the net periodic postretirement benefit cost of approximately $3.3 million during the year ending March 31, 2006.

SFAS No. 151

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs* ("SFAS No. 151"), which amends Accounting Research Bulletin No. 43, Chapter 4, *Inventory Pricing*. SFAS No. 151 requires that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) be included as current-period charges, eliminating the option for capitalization. This statement is effective for inventory costs that the Company incurs on or after April 1, 2006. The Company does not typically incur abnormal costs related to inventory balances; therefore, the adoption of this statement is not anticipated to have a material impact on the Company's consolidated financial position or results of operations.

SFAS No. 153

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Non-monetary Assets* ("SFAS No. 153"), which amends APB Opinion No. 29, *Accounting for Non-monetary Transactions* ("APB No. 29"). SFAS No. 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in APB No. 29 and replaces it with an exception for exchanges that do not have commercial substance. This statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions in this statement will apply to the Company for any exchanges of non-monetary assets that occur on or after April 1, 2006. The adoption of this statement is not expected to have a material impact on the Company's consolidated financial position or results of operations.

SFAS No. 123R and SAB No. 107

In December 2004, the FASB issued SFAS No. 123R, *Share-Based Payment* ("SFAS No. 123R"), a revision of the originally issued SFAS No. 123. SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. In March 2005, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 107 ("SAB No. 107"), which provides additional guidance in applying the provisions of SFAS No. 123R. SFAS No. 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements using the fair value method. The intrinsic value method of accounting established by APB No. 25 will no longer be allowed. SAB No. 107 describes the SEC Staff's guidance in determining the assumptions that underlie the fair value estimates and discusses the interaction of SFAS No. 123R with other existing SEC guidance.

In April 2005, the effective date of SFAS No. 123R was deferred until the beginning of the fiscal year that begins after June 15, 2005; however, early adoption is encouraged. A modified prospective application is required for new awards and to awards modified, repurchased or cancelled after the required effective date. The provisions of SAB No. 107 will be applied upon adoption of SFAS No. 123R.

The PacifiCorp Stock Incentive Plan (the "PSIP") expired November 29, 2001; therefore, no awards under the PSIP are expected to be newly issued, modified, repurchased or cancelled as of the effective date. As of the effective date, all requisite service under the PSIP will have been previously rendered; therefore, no compensation expense is expected to result from the adoption of this statement in relation to the PSIP.

Certain employees of the Company receive awards under various ScottishPower share-based payment plans. Application to these awards of the fair value method required by SFAS No. 123R, as compared to the application of the intrinsic value method allowed under APB No. 25, is not expected to result in a material change to recorded compensation expense upon adoption of SFAS No. 123R.

FSP SFAS No. 109-1

In December 2004, the FASB issued FSP SFAS No. 109-1, *Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004.* This tax deduction will be treated as a "special deduction" as described in SFAS No. 109, *Accounting for Income Taxes.* As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction will be reported in the period in which the deduction could be claimed on a separate return basis in accordance with the Company's accounting policy. This statement became effective upon issuance. The impact of the deduction to the Company will depend on the application of forthcoming guidance from the Internal Revenue Service to the Company's future qualifying electric generation activities and cannot be estimated at this time.

FIN 47

In March 2005, the FASB issued FASB Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations—an Interpretation of FASB Statement No. 143* ("FIN 47"). FIN 47 clarifies that the term "conditional asset retirement obligation" as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. FIN 47 is effective at the end of the fiscal year ending after December 15, 2005. The Company is currently evaluating the impact of adopting FIN 47 on its consolidated financial position and results of operations.

SFAS No. 154

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections* ("SFAS No. 154"), which replaces APB Opinion No. 20, *Accounting Changes* ("APB No. 20") and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements.* SFAS No. 154 applies to all voluntary changes in accounting principle and also applies to changes required by an accounting pronouncement that does not include specific transition provisions. Retrospective application is required to prior periods' financial statements of changes in accounting principle and must be limited to the direct effects of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual periods presented, the new accounting principle shall be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and a corresponding adjustment shall be made to the opening balance of retained earnings for that period. The guidance contained in APB No. 20 for reporting the correction of an error in previously issued financial statements and changes in accounting estimate are carried forward in SFAS No. 154 without change. SFAS No. 154 is effective for accounting changes and corrections of errors made on or after April 1, 2006.

EITF No. 04-6

In March 2005, the Emerging Issues Task Force ("EITF") issued EITF No. 04-6, *Accounting for Stripping Costs Incurred during Production in the Mining Industry* ("EITF No. 04-6"). EITF No. 04-6 requires that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory extracted during the period that the stripping costs are incurred. EITF No. 04-6 will apply to PacifiCorp mining activities that occur on or after April 1, 2006. As the guidance presented in EITF 04-6 is consistent with PacifiCorp's current accounting practice, its adoption is not expected to have a material impact on PacifiCorp's consolidated financial position or results of operations.

FSP SFAS No. 115-1

In July 2005, the EITF decided not to provide additional guidance on the meaning of other-than-temporary impairment, but directed the staff to issue proposed FSP EITF No.03-1-a, *Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1,* as final. The final FSP will supersede EITF No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* ("EITF No. 03-1"), and EITF Topic D-44, *Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value*, ("EITF D-44"). The final FSP (re-titled FSP SFAS No. 115-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*) will replace the guidance set forth in paragraphs 10-18 of EITF No. 03-1 with references to existing other-than-temporary impairment guidance, such as SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, SEC Staff Accounting Bulletin No. 59, *Accounting for Non-current Marketable Equity Securities*, and APB Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock*. FSP SFAS No. 115-1 will codify the guidance set forth in EITF D-44 and clarify that an investor should recognize an impairment loss no later than when the impairment is deemed other than temporary, even if a decision to sell has not been made.

The Board decided that, if enacted, FSP SFAS No. 115-1 would be effective for other-than-temporary impairment analysis conducted in periods beginning after September 15, 2005. The finalized FSP is expected to be issued in August 2005. The adoption of the measurement and recognition guidance of FSP SFAS No. 115-1, if implemented in its present form, is not anticipated to have a material impact on the Company's consolidated financial position or results of operations.

Note 2—Sale of PacifiCorp

In May 2005, ScottishPower and PHI executed a Stock Purchase Agreement (the "Stock Purchase Agreement") providing for the sale of all PacifiCorp common stock held by PHI to MidAmerican Energy Holdings Company ("MidAmerican") for a value of approximately $9.4 billion, consisting of approximately $5.1 billion in cash plus approximately $4.3 billion in net debt and preferred stock, which will remain outstanding at PacifiCorp. MidAmerican is based in Des Moines, Iowa, and is a privately owned global provider of energy services.

The closing of the sale of PacifiCorp is subject to a number of conditions, including ScottishPower shareholder consent and regulatory approvals from the SEC, the FERC, the Federal Communications Commission, the Department of Justice or the Federal Trade Commission, the Nuclear Regulatory Commission and the public utility commissions in the states of Utah, Oregon, Wyoming, Washington, Idaho and California, as well as approvals under existing third-party agreements. Pending satisfaction of the closing conditions, the Stock Purchase Agreement requires ScottishPower and PHI to cause PacifiCorp to operate its business in the ordinary course consistent with past business practice. Beginning in the first quarter of fiscal 2006, PacifiCorp will be treated as discontinued operations until the sale is complete. The Stock Purchase Agreement also requires ScottishPower and PHI to obtain MidAmerican's prior approval to certain actions taken by PacifiCorp beyond limits specified in the Stock Purchase Agreement, including:

- borrowings or debt issuances;
- capital expenditures;
- construction or acquisition of new generation, transmission or delivery facilities or systems, other than as currently planned or necessary to fulfill regulatory commitments;
- unbudgeted significant acquisitions or dispositions;
- modifications to material agreements with regulators;
- issuance or sale of any capital stock to any person, other than PHI in certain circumstances;
- adoption or amendment of employee benefit plans or material increases to employee compensation; and
- payment of dividends to PHI.

Note 3—Accounting for the Effects of Regulation

Regulated utilities have historically applied the provisions of SFAS No. 71, which is based on the premise that regulators will set rates that allow for the recovery of a utility's costs, including cost of capital. Accounting under SFAS No. 71 is appropriate as long as (i) rates are established by or subject to approval by independent, third-party regulators, (ii) rates are designed to recover the specific enterprise's cost of service, and (iii) in view of demand for service, it is reasonable to assume that rates are set at levels that will recover costs and can be collected from customers.

SFAS No. 71 provides that regulatory assets may be capitalized if it is probable that future revenue in an amount at least equal to the capitalized costs will result from the inclusion of that cost in allowable costs for ratemaking purposes. In addition, the rate action should permit recovery of the specific previously incurred costs rather than provide for expected levels of similar future costs. PacifiCorp records regulatory assets and liabilities based on management's assessment that it is probable that a cost will be recovered (asset) or that an obligation has been incurred (liability). The final outcome, or additional regulatory actions, could change management's assessment in future periods. A regulatory body can provide current rates intended to recover costs that are expected to be incurred in the future, with the understanding that if those costs are not incurred, future rates will be reduced by corresponding amounts. If current rates are intended to recover such costs, PacifiCorp recognizes amounts charged pursuant to such rates as liabilities and takes those amounts to income only when the associated costs are incurred. In applying SFAS No. 71, PacifiCorp must give consideration to changes in the level of demand or competition during the cost recovery period. In accordance with SFAS No. 71, PacifiCorp capitalizes certain costs as regulatory assets in accordance with regulatory authority whereby those costs will be expensed and recovered in future periods.

PacifiCorp continuously evaluates the appropriateness of applying SFAS No. 71 to each of its jurisdictions. At March 31, 2005, PacifiCorp had recorded specifically identified net regulatory assets of $336.8 million. In the event PacifiCorp stopped applying SFAS No. 71 at March 31, 2005, an after-tax loss of approximately $208.9 million would be recognized. While regulatory orders and market conditions may affect PacifiCorp's cash flows, its cash flows would not be affected if it stopped applying SFAS No. 71 unless a regulatory order limited its ability to recover the cost of a specific regulatory asset.

PacifiCorp is subject to the jurisdiction of public utility regulatory authorities of each of the states in which it conducts retail electric operations with respect to prices, services, accounting, issuance of securities and other matters. The jurisdictions in which PacifiCorp operates are in various stages of evaluating deregulation. At present, PacifiCorp is subject to cost-based ratemaking for its business. PacifiCorp is a "licensee" and a "public utility" as those terms are used in the Federal Power Act and is, therefore, subject to regulation by the Federal Energy Regulatory Commission (the "FERC") as to accounting policies and practices, certain prices and other matters.

Regulatory assets include the following:

	March 31,	
	2005	2004
	(Millions of dollars)	
Deferred income taxes	$ 499.9	$ 519.1
Minimum pension liability	280.7	226.2
Unamortized issuance expense on retired debt	34.6	40.6
Demand-side resource costs	25.5	40.1
Transition plan—retirement and severance	24.9	38.2
Various other costs	107.2	168.1
Subtotal	972.8	1,032.3
Derivative contracts (a)	170.0	422.2
Total	$1,142.8	$1,454.5

(a) Represents the fair market value of the current and non-current derivative contracts that are specifically recoverable through rates.

At March 31, 2005, PacifiCorp had $1,095.6 million of regulatory assets not accruing carrying charges. Of this amount, $170.0 million of regulatory assets for derivative contracts were offset by like amounts of derivative instrument contract liabilities. Additionally, $280.7 million relates to regulatory assets in respect of minimum pension liability offsets where interest cost is included as a component of rates. Finally, this amount includes a deferred income tax balance of $499.9 million, representing accelerated tax benefits previously flowed through to ratepayers, which will be included in rates concurrently with recognition of the associated tax expense.

Regulatory liabilities include the following:

	March 31, 2005	March 31, 2004
	(Millions of dollars)	
Asset retirement removal costs (a)	$689.3	$670.6
Gain on sale of Centralia plant	15.8	43.7
Deferred income taxes	44.4	36.2
Various other costs	56.5	57.0
Total	$806.0	$807.5

(a) Represents removal costs recovered in rates that do not qualify as asset retirement obligations under SFAS No. 143.

PacifiCorp evaluates the recovery of all regulatory assets periodically and as events occur. The evaluation includes the probability of recovery as well as changes in the regulatory environment. Regulatory and/or legislative action in Utah, Oregon, Wyoming, Washington, Idaho and California may require PacifiCorp to record regulatory asset write-offs and charges for impairment of long-lived assets in future periods. Impairment would be measured in accordance with PacifiCorp's asset impairment policy, as discussed in Note 1.

Note 4—Derivative Instruments

The Company's business is to serve its retail customers, as well as a wide variety of wholesale customers. The Company's business is exposed to risks relating to, but not limited to, changes in certain commodity prices, weather conditions and counterparty performance. The Company enters into derivative instruments, including electricity, natural gas, oil and coal forward, option and weather contracts, to manage its exposure to commodity price and volume risk and to ensure supply, thereby attempting to minimize variability in net power costs for customers. The Company has policies and procedures to manage the risks inherent in these activities and a risk management committee to monitor compliance with the Company's risk management policies and procedures.

The risk management process established by the Company is designed to identify, assess, monitor, report, manage and mitigate each of the various types of risk involved in its business and activities, to measure quantitative market risk exposure and to identify qualitative market risk exposure in its businesses. To assist in managing the volatility relating to these exposures, the Company enters into various transactions, including derivative transactions, consistent with the Company's risk management policy. The risk management policy governs energy transactions and is designed for hedging the Company's existing energy and asset exposures, and to a limited extent the policy permits arbitrage activities to take advantage of market inefficiencies. The policy also governs the Company's use of derivative instruments for commodity derivative transactions, as well as its energy purchase and sales practices, and describes the Company's credit policy and management information systems required to effectively monitor such derivative use. The Company's risk management policy provides for the use of only those instruments that have a similar volume or price relationship to its portfolio of assets, liabilities or anticipated transactions, thereby ensuring that such instruments will be primarily used for hedging. The Company's portfolio of energy derivatives is substantially used for non-trading purposes.

In April 2001, the Company adopted SFAS No. 133. Under SFAS No. 133, derivative instruments are recorded on the Consolidated Balance Sheets as assets or liabilities measured at estimated fair value, unless they qualify for the exemptions afforded by the standard.

In April 2003, the FASB issued SFAS No. 149, which amended and clarified financial reporting for derivative instruments, including, among other things, the qualifications for the normal purchases and normal sales exception under SFAS No. 133. This statement is effective for contracts entered into or modified after June 30, 2003. Certain modifications and changes to the applicability of the normal purchases and normal sales scope exception for contracts led the Company to commence marking-to-market certain transactions that were entered into after June 30, 2003, that, prior to the implementation of SFAS No. 149, would have qualified for the normal purchases and normal sales exemption under SFAS No. 133.

In July 2003, the EITF issued *Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes* ("EITF No. 03-11"), which provides guidance on whether to report realized gains or losses on physically settled derivative contracts not held for trading purposes on a gross or net basis and requires realized gains or losses on derivative contracts that do not settle physically to be reported on a net basis. The adoption of EITF No. 03-11 during the year ended March 31, 2004, resulted in the Company netting certain contracts that were previously recorded on a gross basis as a component of Wholesale sales and other revenues, Non-regulated energy, natural gas storage sales and other and Energy costs. The adoption of EITF No. 03-11 had no impact on the Company's consolidated Net income and all periods presented are consistent with the requirements of EITF 03-11.

As the FASB continues to issue interpretations, the Company may change the conclusions that it has reached and, as a result, the accounting treatment and financial statement impact could change in the future.

The accounting treatment for the various classifications of derivative financial instruments is as follows:

Normal purchases and normal sales—The contracts that qualify as normal purchases and normal sales are excluded from the requirements of SFAS No. 133. The realized gains and losses on these contracts are reflected in the Statements of Consolidated (Loss) Income at the contract settlement date.

Trading and risk management activity—The unrealized gains and losses relating to forward sales contracts are included in Wholesale sales and other revenues and Non-regulated energy, natural gas storage sales and other. The unrealized gains and losses relating to forward purchase contracts are included in Energy costs on the Statements of Consolidated (Loss) Income. As the forward contracts are settled, the realized gains or losses are recorded and the unrealized gains and losses are reversed.

Undesignated—For undesignated contracts that are not classified as involving trading and risk management activities, unrealized gains and losses from sales contracts, along with the gross revenues upon realization, are reported in Wholesale sales and other revenues and Non-regulated energy, natural gas storage sales and other in the Statements of Consolidated (Loss) Income. Unrealized gains and losses from purchase contracts, along with the gross expenses upon realization, are reported in Energy costs in the Statements of Consolidated (Loss) Income.

The Company has the following types of commodity transactions:

Coal, natural gas and other fuel purchase contracts—The Company enters into long-term and short-term coal, natural gas and other purchase contracts to provide adequate fuel resources to its electricity generation facilities and its other fuel needs. These contracts generally have limited optionality and require the Company to take physical delivery of the commodity.

Financial natural gas contracts—The Company has also entered into forward financial natural gas contracts to manage its exposure relative to the changes in forward market prices for natural gas. These contracts are recorded under the mark-to-market method of accounting with the net change in their fair value recorded in Wholesale sales and other revenues or Energy costs on the Statements of Consolidated (Loss) Income in the period of change.

Weather derivatives—PacifiCorp has executed a contract to hedge changes in hydroelectric generation due to variation in streamflows. This contract is not exchange-traded, and settlement is based on climatic or other physical variables. Therefore, on a periodic basis, PacifiCorp estimates and records a gain or loss in earnings corresponding to the total expected future cash flow from this contract in accordance with EITF No. 99-2, *Accounting for Weather Derivatives*. The net asset (liability) recorded for this contract was $20.3 million at March 31, 2005, and $(5.3) million at March 31, 2004. PacifiCorp recognized a gain of $27.9 million for the year ended March 31, 2005 and a gain of $0.4 million for the year ended March 31, 2004.

Wholesale electricity purchase and sales contracts—The Company makes continuing projections of future retail and wholesale loads and future resource availability to meet these loads based on a number of criteria, including historical load and forward market and other economic information and experience. Based on these projections, the Company purchases and sells electricity on a forward yearly, quarterly, monthly, daily and hourly basis to match actual resources to actual energy requirements and sells any surplus at the prevailing market price. This process involves hedging transactions, which include the purchase and sale of firm energy under long-term contracts, forward physical contracts or financial contracts for the purchase and sale of a specified amount of energy at a specified price over a given period of time (typically for one month, three months or one year) and forward purchases and sales of transmission service.

PPM manages its energy resources and requirements by integrating plant operations, contract dispatch and energy management activities with various commodity purchase and sale commitments (such as tolling arrangements and electricity purchase contracts), transportation and transmission agreements. Optimization benefits are derived from displacing plant operations with low-priced market purchases and selling or storing the displaced natural gas as well as using contract delivery flexibility to manage location price differentials in both natural gas and electricity. These processes involve hedging transactions, which may include the purchase and sale of firm capacity and energy under long-term contracts, forward physical or financial contracts for the purchase and sale of a specified amount of capacity, electricity at a specified price over a given period of time (typically for one month, three months or one year) and forward purchases and sales of transmission and transportation service.

The Company has entered into master netting agreements with significant trading counterparties. These agreements, which provide the right to offset unrealized gains and losses with the same counterparty across more than one commodity and/or allow for settlement of purchase and sale transactions with the same counterparty by a single payment, reduced the Company's credit exposure by approximately $95.6 million at March 31, 2005, and approximately $15.4 million at March 31, 2004. Amounts that qualify for offset or payment netting under master netting agreements are presented net on the Consolidated Financial Statements.

The following table shows the changes in the fair value of energy-related contracts subject to the requirements of SFAS No. 133, as amended, from April 1, 2004, to March 31, 2005, and quantifies the reasons for the changes.

	Net Asset (Liability)		Regulatory Net Asset
	Trading	Non-trading	(Liability) (c)
	(Millions of dollars)		
Fair value of contracts outstanding at March 31, 2004	$(1.1)	$(182.6)	$ 422.2
Contracts realized or otherwise settled during the period	3.1	(83.8)	42.6
Changes in fair values attributable to changes invaluation techniques and assumptions (a)	—	(27.2)	27.2
Other changes in fair values (b)	0.3	293.4	(322.0)
Fair value of contracts outstanding at March 31, 2005	$ 2.3	$ (0.2)	$ 170.0

(a) Effective September 30, 2004, PacifiCorp changed to a U.S. London Interbank Offered Rate (LIBOR) from the U.S. Treasury rate for discounting the portfolio. This change had the effect of increasing the fair value of non-trading contracts by $25.5 million, offset by a decrease in regulatory net assets by the same amount.

Effective March 31, 2005, PacifiCorp adjusted its estimate of the period covered by market quotes from three years to six years due to the increased availability of verifiable market quotations. This change had the effect of decreasing the fair value of non-trading contracts by $52.7 million, offset by an increase in regulatory net assets by the same amount.

(b) Other changes in fair values include the effects of changes in market prices, inflation rates and interest rates, including those based on models, on new and existing contracts for the year ended March 31, 2005.

(c) Contracts that have received commission approval for regulatory recovery are included as a Regulatory Net Asset (Liability).

Short-term contracts, without explicit or embedded optionality, are valued based upon the relevant portion of the forward price curve. Contracts with explicit or embedded optionality are valued by separating each contract into its physical and financial forward, swap and option components. Forward and swap components are valued against the appropriate forward price curve. The optionality is valued using a modified Black-Scholes model approach or a stochastic simulation (Monte Carlo) approach. Each option component is modeled and valued separately using the appropriate forward price curve.

The Company bases it's forward price curves upon market price quotations when available and bases them on internally developed and commercial models, with internal and external fundamental data inputs, when market quotations are unavailable. 'Market quotes are obtained from independent energy brokers, as well as direct information received from third-party offers and actual transactions executed by the Company. As noted above, price quotations for certain major electricity trading hubs are generally readily obtainable for the first six years and therefore the Company's forward price curves for those locations and periods reflect observable market quotes. However, in the later years or for locations that are not actively traded, forward price curves must be developed. For short-term contracts at less actively traded locations, prices are modeled based on observed historical price relationships with actively traded locations. For long-term contracts extending beyond six years, the forward price curve (beyond the first six years) is based upon the use of a fundamentals model (cost-to-build approach) due to the limited information available. The fundamentals model is updated as warranted, at least quarterly, to reflect changes in the market such as long-term natural gas prices and expected inflation rates.

Standardized derivative contracts that are valued using market quotations, as described above, are classified in the table below as "values based on quoted market prices from third-party sources." All remaining contracts, which include non-standard contracts and contracts for which market prices are not routinely quoted, are classified as "values based on models and other valuation methods."

	Fair Value of Contracts at Period-End				
	Maturity Less Than 1 Year	Maturity 1-3 Years	Maturity 4-5 Years	Maturity in Excess of 5 Years	Total Fair Value
	(Millions of dollars)				
Trading:					
Values based on quoted market prices from third-party sources	$ 1.2	$ 1.0	$ 0.1	$ —	$ 2.3
Values based on models and other valuation methods	—	—	—	—	—
Total trading	$ 1.2	$ 1.0	$ 0.1	$ —	$ 2.3
Non-trading:					
Values based on quoted market prices from third-party sources	$(216.3)	$(206.7)	$10.8	$ (16.8)	$(429.0)
Values based on models and other valuation methods	328.8	379.3	2.2	(281.5)	428.8
Total non-trading	$ 112.5	$ 172.6	$13.0	$(298.3)	$ (0.2)

Note 5—Related-Party Transactions

There are no loans or advances between PacifiCorp and ScottishPower or between PacifiCorp and PHI. Loans from PacifiCorp to ScottishPower or PHI are prohibited under the Public Utility Holding Company Act of 1935 ("PUHCA"). Loans from ScottishPower or PHI to PacifiCorp generally require state regulatory and SEC approval. There are intercompany loan agreements that allow funds to be lent to PacifiCorp from PacifiCorp Group Holdings Company ("PGHC"), but loans from PacifiCorp to PGHC are prohibited. There are intercompany loan agreements that allow funds to be lent between PacifiCorp and Pacific Minerals, Inc., a wholly owned subsidiary of PacifiCorp. PacifiCorp does not maintain a centralized cash or money pool. Therefore, funds of each company are not commingled with funds of any other company. Other affiliate transactions that PacifiCorp enters into are subject to certain approval and reporting requirements of the regulatory authorities.

The tables below detail the Company's transactions and balances with unconsolidated related parties.

	March 31, 2005	March 31, 2004
	(Millions of dollars)	
Amounts due from affiliated entities:		
SPUK accounts receivable (a)	$ 0.3	$ 0.2
PECL note receivable (b)	—	4.5
	$ 0.3	$ 4.7
Amounts due to affiliated entities:		
SPUK:		
Accounts payable (c)	$ 5.0	$ 2.6
Interest payable (d)	48.1	48.1
Note payable (e)	130.0	100.0
PECL:		
Accounts payable (f)	53.7	—
Note payable (b)	37.5	—
	274.3	150.7
PUKL: Stock subscription obligation (g)	2,375.0	2,375.0
	$2,649.3	$2,525.7

	Years Ended March 31, 2005	Years Ended March 31, 2004
	(Millions of dollars)	
Revenues from affiliates:		
SPUK:		
Expenses recharged (a)	$ 3.1	$ 0.7
PECL (f)	173.4	137.1
	$ 176.5	$ 137.8
Expenses to affiliates:		
SPUK:		
Expenses recharged (c)	$ 16.1	$ 7.8
PGHC interest expense (e)	4.6	0.4
PHI interest expense (d)	160.3	161.1
PECL (f)	139.3	99.3
	$ 320.3	$ 268.6

(a) For the year ended March 31, 2005, expenses and liabilities primarily represent amounts allocated to Scottish Power UK ("SPUK") by the Company for services provided under the cross-charge policy described below. The Company also recharged to SPUK payroll costs and related benefits of PacifiCorp employees working on international assignment in the United Kingdom during the years ended March 31, 2005 and 2004.

(b) PPM has arranged for a reciprocal borrowing and investing facility to PPM Energy Canada, Ltd. (formerly PacifiCorp Energy Canada, Ltd., hereinafter referred to as "PECL"), an indirect subsidiary of ScottishPower, in an aggregate amount not to exceed $125.0 million. Borrowings, if applicable under this arrangement, are subject to availability of PPM's funds, are due on demand, and partially fund PECL's operational needs. The interest rate under this facility is the London Interbank Offered Rate ("LIBOR") plus 15 basis points per annum, which was 2.67% as of March 31, 2005.

(c) For the year ended March 31, 2005, expenses and liabilities primarily represent amounts allocated to the Company for services received under the cross-charge policy described below. SPUK also recharged the Company for payroll costs and related benefits of SPUK employees working on international assignment in the United States for the years ended March 31, 2005 and 2004.

(d) Represents interest payable and expense on stock subscription obligations or notes payable to subsidiaries of ScottishPower.

(e) At March 31, 2005 and 2004, PGHC had a note payable, interest payable and related interest expense to SPUK, a subsidiary of ScottishPower. The obligation bears interest based on the London Interbank Offered Rate (LIBOR) plus an applicable margin.

(f) PPM has contractual arrangements with PECL to purchase and sell natural gas. Such purchases are settled via affiliated borrowing arrangements.

(g) Represents the stock subscription liability to PacifiCorp UK Limited ("PUKL"), for a subscription of 1,250,000 shares of stock of a wholly owned subsidiary, which were subsequently sold to another affiliate, SP Finance 2 Limited. The stock subscription obligation is payable in various annual installments between December 31, 2012, and December 31, 2017. The obligation bears interest at 6.75% annually.

Commencing on April 1, 2004, the Company and SPUK implemented a cross-charge policy governing the allocation of costs incurred by the Company and SPUK, on behalf of each other. This policy, approved by the SEC in its administration of the PUHCA, permits the Company to receive certain administrative services, priced at cost, from SPUK. These include shareholder services, investor relations, management and human resource services. The Company also provides administrative services to SPUK and other ScottishPower affiliates under the cross-charge policy. Cross-charges from SPUK to the Company amounted to $16.2 million for the year ended March 31, 2005, and were recorded in Operations and maintenance expense.

Note 6—Goodwill

In November 2004, the ScottishPower board began a strategic review of the PacifiCorp reporting unit as a result of its performance and the significant investment it requires in the immediate future. In May 2005, the ScottishPower board concluded that in light of the prospects for PacifiCorp, the scale and timing of the capital investment required and the likely profile of returns, shareholders' interests were best served by a sale of PacifiCorp and the return of capital to shareholders, as discussed in Note 2. In light of the conclusions of this strategic review, it was determined that a triggering event had occurred under SFAS No. 144 and SFAS No. 142. Accordingly, a review of the carrying value of the long-lived assets and goodwill allocated to the PacifiCorp reporting unit was performed. A two-step impairment test is required under both SFAS No. 144 and SFAS No. 142. Under SFAS No. 144, undiscounted cash flows for the long-lived assets of PacifiCorp exceeded their aggregate carrying value and accordingly no impairment was triggered. Under SFAS No. 142, the carrying value of the net assets of PacifiCorp (including goodwill) was determined to be in excess of its fair value at March 31, 2005. Accordingly, an analysis to determine the implied fair value of goodwill was performed. Fair value was determined primarily using discounted cash flows and with reference to the price of comparable businesses, recent market transactions and estimated proceeds from disposal. As a result, a goodwill impairment charge of $2,611.0 million was recorded for the amount by which the carrying value of the goodwill related to PacifiCorp exceeded its implied fair value. As of March 31, 2005, goodwill related to PacifiCorp was $679.8 million. The remaining goodwill relates to PPM.

Note 7—Marketable Securities

PacifiCorp, by contract with Idaho Power, maintains a trust relating to final reclamation of a leased coal mining property. Amounts funded are based on estimated future reclamation costs and estimated future coal deliveries. In the years ended March 31, 2005 and 2004, PacifiCorp reviewed funding requirements based on estimated future gains and interest earnings on trust assets and the projected future reclamation liability. PacifiCorp, under contract, reviews funding on a periodic basis.

The amortized cost and fair value of reclamation trust securities and other investments included in Deferred charges and other assets on the Company's Consolidated Balance Sheets, which are classified as available-for-sale, were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(Millions of dollars)		
March 31, 2005				
Money market account	$ 2.7	$—	$—	$ 2.7
Mutual fund account	27.0	—	(1.0)	26.0
Debt securities	25.6	0.4	(0.4)	25.6
Equity securities	60.6	13.2	(1.2)	72.6
Total	$115.9	$13.6	$(2.6)	$126.9
March 31, 2004				
Money market account	$ 3.3	$—	$—	$ 3.3
Mutual fund account	26.1	—	(0.3)	25.8
Debt securities	31.5	2.9	—	34.4
Equity securities	64.8	12.0	(3.5)	73.3
Total	$125.7	$14.9	$(3.8)	$136.8

The quoted market price of securities is used to estimate their fair value.

The amortized cost and estimated fair value of debt securities at March 31, 2005 and 2004, by contractual maturities and of equity securities for the same dates are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	March 31,			
	2005		2004	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
		(Millions of dollars)		
Debt securities:				
Due in one year or less	$ 0.7	$ 0.7	$ 8.6	$ 10.6
Due after one year through five years	5.6	5.6	4.3	4.5
Due after five years through ten years	9.8	9.9	11.1	11.6
Due after ten years	9.5	9.4	7.5	7.7
Money market account	2.7	2.7	3.3	3.3
Mutual fund account	27.0	26.0	26.1	25.8
Equity securities	60.6	72.6	64.8	73.3
Total	$115.9	$126.9	$125.7	$136.8

Proceeds, gross gains and gross losses from realized sales of available-for-sale securities using the specific identification method were as follows for the years ended March 31, 2005 and 2004:

	Years Ended March 31,	
	2005	2004
	(Millions of dollars)	
Proceeds	$49.1	$97.2
Gross gains	$ 6.3	$ 6.8
Gross losses	(2.2)	(3.4)
Net gains (losses)	$ 4.1	$ 3.4

Note 8—Asset Retirement Obligations and Accrued Environmental Costs

Asset Retirement Obligations—The Company records asset retirement obligations for long-lived physical assets that qualify as legal obligations under SFAS No. 143. The Company estimates its asset retirement obligation liabilities based upon detailed engineering calculations of the amount and timing of the future cash spending for a third party to perform the required work. Spending estimates are escalated for inflation and then discounted at a credit-adjusted, risk-free rate. The Company then records an asset retirement obligation asset associated with the liability. The asset retirement obligations asset is depreciated over its expected life and the asset retirement obligations liability is accreted to the projected spending date. Changes in estimates could occur due to plan revisions, changes in estimated costs and changes in timing of the performance of reclamation activities. In addition, the Company records removal costs as a part of depreciation expense in accordance with regulatory accounting requirements described in Note 3. Since asset retirement costs are recovered through the ratemaking process, the Company records a Regulatory asset or Regulatory liability on the Consolidated Balance Sheets to account for the difference between asset retirement costs as currently approved in rates and costs under SFAS No. 143.

Upon adoption of SFAS No. 143 at April 1, 2003, the Company recorded an asset retirement obligation liability at its net present value of $196.5 million. The Company also increased net depreciable assets by $37.7 million, removed $146.8 million of costs accrued for retirement from decommissioning liabilities and reclamation liabilities, decreased regulatory liabilities by $7.7 million and increased regulatory assets by $2.8 million for the difference between retirement costs approved by regulators and obligations under SFAS No. 143, and recorded a cumulative pretax effect of a change in accounting principle of $1.5 million, which is reflected in the Company's Consolidated Statements of Income for the year ended March 31, 2004.

The following table describes the changes to the Company's asset retirement obligation liability for the years ended March 31, 2005 and 2004:

	March 31, 2005	March 31, 2004
	(Millions of dollars)	
Liability recognized at beginning of period	$194.3	$196.5
Liabilities incurred	1.5	5.6
Liabilities settled (a)	(13.0)	(14.5)
Revisions in cash flow (b)	8.9	(1.5)
Accretion expense	8.8	8.2
Asset retirement obligation	200.5	194.3
Less amount in Current liabilities—other	17.8	13.7
Long-term asset retirement obligation at end of period (c)	$182.7	$180.6

(a) Relates primarily to ongoing reclamation work at the Glenrock coal mine.
(b) Results from changes in the timing and amounts of estimated cash flows for certain plant reclamation.
(c) Amount included in Deferred credits—other.

PacifiCorp had trust fund assets recorded at fair value included in Deferred charges and other of $92.4 million at March 31, 2005, and $87.4 million at March 31, 2004, relating to mine and plant reclamation, including the minority interest joint owner portions.

Accrued Environmental Costs—The Company's policy is to accrue environmental cleanup-related costs of a non-capital nature when those costs are believed to be probable and can be reasonably estimated. The quantification of environmental exposures is based on assessments of many factors, including changing laws and regulations, advancements in environmental technologies, the quality of information available related to specific sites, the assessment stage of each site investigation, preliminary findings and the length of time involved in remediation or settlement. The Company hires external consultants from time to time to conduct studies in order to establish reserves for various site environmental remediation costs. The Company is subject to cost-sharing agreements with other potentially responsible parties based on decrees, orders and other legal agreements. In these circumstances, the Company assesses the financial capability of other potentially responsible parties and the reasonableness of the Company's apportionment. These agreements may affect the range of potential loss. Additionally, the Company may benefit from excess insurance policies that may cover some of the cleanup costs if costs incurred exceed certain amounts.

The Company assesses its potential obligations to perform environmental remediation on an ongoing basis. As a result of studies performed during the year ended March 31, 2005, PacifiCorp adjusted its reserve by $2.0 million to reflect its most likely estimate for probable liabilities. Remediation costs that are fixed and determinable have been discounted to their present value using credit-adjusted, risk-free discount rates based on the expected future annual borrowing rates of PacifiCorp. The liability recorded was $33.3 million at March 31, 2005, and $37.9 million at March 31, 2004, and is included as part of Deferred credits—other. The March 31, 2005 recorded liability included $23.2 million of discounted liabilities. Had none of the liabilities included in the $33.3 million balance recorded at March 31, 2005 been discounted, the total would have been $35.6 million. The expected payments for each of the five succeeding fiscal years and thereafter are as follows: $6.8 in 2006, $4.3 in 2007, $4.3 in 2008, $1.4 in 2009, $1.2 in 2010 and $15.3 thereafter.

PacifiCorp expects to spend a considerable portion of the environmental reserves over the next six years. It is possible that future findings or changes in estimates could require that additional amounts be accrued. Should current circumstances change, it is possible that PacifiCorp could incur an additional undiscounted obligation of up to approximately $77.3 million relating to existing sites. However, management believes that completion or resolution of these matters will have no material adverse effect on the Company's consolidated financial position or results of operations.

Note 9—Notes Payable and Commercial Paper

PacifiCorp's short-term debt and borrowing arrangements were as follows:

	Balance	Average Interest Rate
	(Millions of dollars)	
March 31, 2005	$468.8	2.9%
March 31, 2004	$124.9	1.1%

In addition to the above, at March 31, 2005, PacifiCorp had an $800.0 million committed bank revolving credit agreement, which was fully available and which had no borrowings outstanding. This facility, which has a three-year term, became effective in May 2004 and was used to replace an expiring $500.0 million facility and a $300.0 million facility that was terminated by PacifiCorp prior to its maturity. The interest on advances under this facility is generally based on the London Interbank Offered Rate (LIBOR) plus a margin that varies based on PacifiCorp's credit ratings.

Note 10—Minority Interest

Minority interest includes the following:

	March 31, 2005	March 31, 2004
	(Millions of dollars)	
Preferred stock not subject to mandatory redemption	$41.3	$41.3
Minority interest in Bridger Coal Company	26.2	22.8
Minority interest in PacifiCorp Environmental Remediation Company	1.0	0.6
Dividends payable to preferred shareholders	0.5	0.5
Total	$69.0	$65.2

PacifiCorp's Preferred stock not subject to mandatory redemption was as follows:

Series	Redemption Price Per Share	March 31, 2005 Shares	March 31, 2005 Amount	March 31, 2004 Shares	March 31, 2004 Amount
	(Thousands of shares, millions of dollars, except per share amounts)				
Preferred stock not subject to mandatory redemption					
Serial Preferred, $100 stated value, 3,500 shares authorized					
4.52%	$103.5	2	$ 0.2	2	$ 0.2
4.56	102.3	85	8.4	85	8.4
4.72	103.5	70	6.9	70	6.9
5.00	100.0	42	4.2	42	4.2
5.40	101.0	66	6.6	66	6.6
6.00	Non-redeemable	6	0.6	6	0.6
7.00	Non-redeemable	18	1.8	18	1.8
5.00% Preferred, $100 stated value, 127 shares authorized	110.0	126	12.6	126	12.6
		415	$41.3	415	$41.3

Generally, Preferred stock is redeemable at stipulated prices plus accrued dividends, subject to certain restrictions. Upon voluntary liquidation, all Preferred stock is entitled to stated value or a specified preference amount per share plus accrued dividends. Upon involuntary liquidation, all Preferred stock is entitled to stated value plus accrued dividends. Any premium paid on redemptions of Preferred stock is capitalized, and recovery is sought through future rates. Dividends on all Preferred stock are cumulative.

PacifiCorp had $0.5 million at March 31, 2005 and 2004, in dividends declared but unpaid on Preferred stock not subject to mandatory redemption. The shares and amounts outstanding for each series of Preferred stock not subject to mandatory redemption were unchanged from March 31, 2004, through March 31, 2005.

Note 11—Long-Term Debt and Capital Lease Obligations

The Company's long-term debt and capital lease obligations were as follows:

	March 31,			
	2005		2004	
	Amount	Average Interest Rate	Amount	Average Interest Rate
	(Millions of dollars)			
First mortgage bonds				
4.3% to 8.8%, due through 2010	$1,156.8	6.1%	$1,392.9	6.3%
5.0% to 9.2%, due 2011 to 2015	1,047.8	6.5	847.8	6.9
8.3% to 8.6%, due 2016 to 2020	12.2	8.5	12.1	8.5
6.7% to 8.6%, due 2021 to 2025	324.0	7.7	344.0	7.7
6.7% due 2026	100.0	6.7	100.0	6.7
5.9 % to 7.7%, due 2031 to 2035	500.0	7.0	300.0	7.7
Unamortized premium (discount)	(4.3)		(3.7)	
Guaranty of pollution-control revenue bonds				
Variable rates, due 2006 to 2007 (a)	—	—	38.1	2.9
Variable rates, due 2014 to 2026 (a)	325.2	2.2	287.1	1.5
Variable rate, due 2014 (a) (b)	40.7	2.3	40.7	1.1
3.4% to 5.7%, due 2015 to 2026 (b)	184.0	4.5	184.0	4.5
Variable rates, due 2025 (a) (b)	175.8	2.3	175.8	1.1
6.2%, due 2031	12.7	6.2	12.7	6.2
Unamortized premium (discount)	(0.5)		(0.6)	
Funds held by trustees	(2.1)		(2.1)	
Note obligations of subsidiaries				
8.6%, due 2005	—	—	3.8	8.6
Capitalized lease obligations				
10.4% to 14.8%, due through 2022	26.6	11.9	27.6	11.9
7.0% to 9.7% due through 2025	148.8	7.1	152.2	7.1
Total	4,047.7		3,912.4	
Less current maturities	(273.4)		(243.3)	
Total	$3,774.3		$3,669.1	

(a) Interest rates fluctuate based on various rates, primarily on certificate of deposit rates, interbank borrowing rates, prime rates or other short-term market rates.

(b) Secured by pledged first mortgage bonds generally at the same interest rates, maturity dates and redemption provisions as the pollution-control revenue bonds.

First mortgage bonds of PacifiCorp may be issued in amounts limited by PacifiCorp's property, earnings and other provisions of the mortgage indenture. Approximately $13.1 billion of the eligible assets (based on original cost) of PacifiCorp are subject to the lien of the mortgage.

Approximately $2.1 billion of first mortgage bonds were redeemable at PacifiCorp's option at March 31, 2005, at redemption prices dependent upon United States Treasury yields. Approximately $541.7 million of variable-rate pollution-control revenue bonds were redeemable at PacifiCorp's option at par at March 31, 2005. Approximately $71.2 million of fixed-rate pollution-control revenue bonds were redeemable at PacifiCorp's option at 101.0% of par at March 31, 2005. The remaining long-term debt was not redeemable at March 31, 2005.

During March 2005, the maturity dates were extended to December 1, 2020, for three series of variable-rate pollution-control revenue bonds totaling $38.1 million.

During December 2004, PacifiCorp redeemed, prior to maturity, all of the 8.625% First Mortgage Bonds due in December 2024, which totaled $20.0 million. Upon redemption, $1.3 million of deferred charges were reclassified to a regulatory asset. This retirement was initially funded through short-term debt, which was subsequently repaid by newly issued First Mortgage Bonds.

On August 24, 2004, PacifiCorp issued $200.0 million of its 4.95% Series of First Mortgage Bonds due August 15, 2014, and $200.0 million of its 5.90% Series of First Mortgage Bonds due August 15, 2034. PacifiCorp used the proceeds for general corporate purposes, including the reduction of short-term debt.

The Company leases real estate in various states in which it does business under long-term agreements, extending through fiscal 2022, which are classified as capital leases. These capital leases are payable in monthly installments allocated between principal and interest at discount rates ranging from 10.4% to 14.8%. Certain long-term purchase power agreements are classified as capital leases. These capital leases are payable in monthly installments allocated between principal and interest at discount rates ranging from 7.0% to 9.7%.

The annual maturities of long-term debt and capitalized lease obligations for the years ending March 31 are:

	Long-term Debt	Capital lease Obligations	Total
	(Millions of dollars)		
2006	$ 269.7	$ 17.3	$ 287.0
2007	216.1	17.5	233.6
2008	119.8	17.6	137.4
2009	412.0	17.5	429.5
2010	138.3	17.8	156.1
Thereafter	2,723.3	251.5	2,974.8
	3,879.2	339.2	4,218.4
Unamortized discount	(4.8)	—	(4.8)
Funds held by trustee	(2.1)	—	(2.1)
Amount representing interest	—	(163.8)	(163.8)
	$3,872.3	$ 175.4	$4,047.7

The Company made interest payments, net of capitalized interest, of $391.8 million for the year ended March 31, 2005; and $389.2 million for the year ended March 31, 2004.

At March 31, 2005, PacifiCorp had $517.8 million of standby letters of credit and standby bond purchase agreements, available to provide credit enhancement and liquidity support for variable-rate pollution-control revenue bond obligations. In addition, PacifiCorp had approximately $29.0 million of standby letters of credit to provide credit support for certain transactions as requested by third-parties. These committed bank arrangements were all fully available as of March 31, 2005, and expire periodically through the year ending March 31, 2010.

PacifiCorp's revolving credit agreement contains customary covenants and default provisions, including a covenant not to exceed a specified debt-to-capitalization ratio of 60.0%. PacifiCorp monitors these covenants on a regular basis in order to ensure that events of default will not occur. As of March 31, 2005, PacifiCorp was in compliance with the covenants of its revolving credit agreement.

Note 12—Preferred Stock Subject to Mandatory Redemption

PacifiCorp's Preferred stock subject to mandatory redemption was as follows:

Series	March 31, 2005		March 31, 2004	
	Shares	Amount	Shares	Amount
	(Millions of dollars, thousands of shares)			
Preferred stock subject to mandatory redemption				
$7.48 No Par Serial Preferred, $100 stated value, 16,000 shares authorized	525	$52.5	600	$60.0

PacifiCorp has mandatory redemption requirements on 37,500 shares of the $7.48 series Preferred stock on each June 15th through 2006, with a non-cumulative option to redeem an additional 37,500 shares on each June 15th through 2006, in each case at $100 per share, plus accrued and unpaid dividends to the date of such redemption. All outstanding shares on June 15, 2007, are subject to mandatory redemption. Holders of Preferred stock subject to mandatory redemption are entitled to certain voting rights. PacifiCorp redeemed $7.5 million of Preferred stock subject to mandatory and optional redemption during each of the years ended March 31, 2005 and 2004.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*. This statement affects the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new statement requires that those instruments be classified as liabilities. Most of this statement was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 30, 2003. PacifiCorp reclassified 600,000 shares, $100 stated value, of the $7.48 series Preferred stock subject to mandatory redemption in the amount of $3.7 million to short-term liabilities and $56.3 million to long-term liabilities on PacifiCorp's Consolidated Balance Sheet at March 31, 2004. Associated dividends declared for the nine months ended March 31, 2004, of $3.4 million were recorded as interest expense.

PacifiCorp had $1.0 million at March 31, 2005, and $1.1 million at March 31, 2004, in dividends declared but unpaid on Preferred stock subject to mandatory redemption.

Note 13—Commitments and Contingencies

The Company follows SFAS No. 5, *Accounting for Contingencies* ("SFAS No. 5"), to determine accounting and disclosure requirements for contingencies. PacifiCorp operates in a highly regulated environment. Governmental bodies such as the FERC, state regulatory commissions, the SEC, the Internal Revenue Service, the Department of Labor, the United States Environmental Protection Agency (the "EPA") and others have authority over various aspects of the Company's business operations and public reporting. Reserves are established when required in management's judgment, and disclosures regarding litigation, assessments and creditworthiness of customers or counterparties, among others, are made when appropriate. The evaluation of these contingencies is performed by various specialists inside and outside of the Company.

Litigation—In May 2004, PacifiCorp was served with a complaint filed in the United States District Court for the District of Oregon by the Klamath Tribes of Oregon, individual Klamath Tribal members and the Klamath Claims Committee. The complaint generally alleges that PacifiCorp and its predecessors affected the Klamath Tribes' federal treaty rights to fish for salmon in the headwaters of the Klamath River in southern Oregon by building dams that blocked the passage of salmon upstream to the headwaters beginning in 1911. In September 2004, the Klamath Tribes filed their first amended complaint adding claims of damage to their treaty rights to fish for sucker and steelhead in the headwaters of the Klamath River. The complaint seeks in excess of $1.0 billion in compensatory and punitive damages. In February 2005, PacifiCorp filed a motion for summary judgment seeking dismissal of the Klamath Tribes' claims as untimely under the applicable statute of limitations. In April 2005, the magistrate judge issued an opinion recommending that PacifiCorp's motion for summary judgment be granted and the case be dismissed as untimely. In July 2005, the District Court issued a judgment dismissing the case. The judgment is subject to appeal. PacifiCorp believes the outcome of this proceeding will not have a material impact on its consolidated financial position, results of operations or liquidity.

From time to time, the Company is also a party to various other legal actions, complaints and disputes, certain of which involve material amounts. The Company has recorded $15.1 million in reserves related to various outstanding legal actions and disputes, excluding those discussed below. This amount represents the Company's best estimate of probable losses related to these matters. The Company currently believes that disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

Environmental issues—PacifiCorp is subject to numerous environmental laws, including the federal Clean Air Act and various state air quality laws; the Endangered Species Act, particularly as it relates to certain endangered species of fish; the Comprehensive Environmental Response, Compensation and Liability Act, and similar state laws relating to environmental cleanups; the Resource Conservation and Recovery Act and similar state laws relating to the storage and handling of hazardous materials; and the Clean Water Act, and similar state laws relating to water quality. These laws could potentially impact future operations. Contingencies identified at March 31, 2005, principally consist of air quality matters. Pending or proposed air regulations will require PacifiCorp to reduce its electricity plant emissions of sulfur dioxide, nitrogen oxides and other pollutants below current levels. These reductions will be required to address regional haze programs, mercury emissions regulations and possible reinterpretations and changes to the federal Clean Air Act. Also, similar to many other coal-burning utilities, PacifiCorp has received information requests from the EPA related to PacifiCorp's compliance with the New Source Review provisions of the Clean Air Act, which has resulted in some discussions with the EPA and state regulatory authorities. In the future, PacifiCorp may incur significant costs to comply with various stricter air emissions requirements. These potential costs are expected to consist primarily of capital expenditures. PacifiCorp expects these costs would be included in rates and, as such, would not have a material adverse impact on PacifiCorp's consolidated results of operations. See also Note 8.

Hydroelectric relicensing—PacifiCorp's hydroelectric portfolio consists of 51 plants with an aggregate plant net capability of 1,155.4 megawatts ("MW"). The FERC regulates 99.0% of the installed capacity through 18 individual licenses. Several of PacifiCorp's hydroelectric projects are in some stage of relicensing under the Federal Power Act. Hydroelectric relicensing and the related environmental compliance requirements are subject to uncertainties. PacifiCorp expects that future costs relating to these matters may be significant and consist primarily of additional relicensing costs, operations and maintenance expense, and capital expenditures. Electricity generation reductions may result from the additional environmental requirements. PacifiCorp has accumulated approximately $60.0 million in costs as of March 31, 2005, for ongoing hydroelectric relicensing that are reflected in assets on the Consolidated Balance Sheet. PacifiCorp expects that these and future costs will be included in rates and, as such, will not have a material adverse impact on PacifiCorp's consolidated results of operations.

In May 2004, PacifiCorp accepted the new license for the Bear River hydroelectric project. PacifiCorp is committed, over the 30-year life of the license, to fund approximately $25.9 million for environmental mitigation and enhancement projects. The present value of the portion of these obligations for which PacifiCorp is currently committed, net of costs incurred to date of $0.1 million, was $12.5 million at March 31, 2005.

The new FERC license for the North Umpqua hydroelectric project is effective but not final. When the license for this project becomes final, PacifiCorp will be committed, over the 35-year life of the license, to fund approximately $48.9 million for environmental mitigation and enhancement projects. The present value of the portion of these obligations for which PacifiCorp is currently committed, net of costs incurred to date of $0.3 million, was $13.1 million at March 31, 2005. Additional liabilities amounting to $21.2 million, undiscounted, will be recognized when the license becomes final.

Enron Corp. Reserves—In December 2001, Enron Corp. declared bankruptcy and defaulted on certain wholesale contracts. PacifiCorp had fully reserved for its $8.0 million Enron Corp. receivable. PacifiCorp sold its bankruptcy claim to a third party during the fourth quarter of fiscal 2005 for proceeds of $1.7 million.

FERC Issues

California Refund Case—PacifiCorp and PPM are parties to a FERC proceeding that is investigating potential refunds for energy transactions in the California Independent System Operator and the California Power Exchange markets during past periods of high energy prices. The Company has a reserve of $17.7 million for these potential refunds. The Company's ultimate exposure to refunds is dependent upon any final order issued by the FERC in this proceeding. In addition, beginning in summer 2000, California market conditions resulted in defaults of amounts due to the Company from certain counterparties resulting from transactions with the California Independent System Operator and California Power Exchange. The Company has reserved $5.0 million for these receivables.

Northwest Refund Case—In June 2003, the FERC terminated its proceeding relating to the possibility of requiring refunds for wholesale spot-market bilateral sales in the Pacific Northwest between December 2000 and June 2001. The FERC concluded that ordering refunds would not be an appropriate resolution of the matter. In November 2003, the FERC issued its final order denying rehearing. Several market participants have filed petitions in the court of appeals for review of the FERC's final order. Court briefs from interested parties were filed between January 2005 and April 2005. A decision from the court of appeals is not expected to have a significant impact on the Company's consolidated financial position or results of operations.

Federal Power Act Section 206 Case—In June 2003, the FERC issued a final order denying PacifiCorp's request for recovery of excessive prices charged under certain wholesale electricity purchases scheduled for delivery during summer 2002 and dismissing the PacifiCorp's complaints, under section 206 of the Federal Power Act, against five wholesale electricity suppliers. In July 2003, PacifiCorp filed its request for rehearing of the FERC's order, which request was granted in August 2003. The FERC issued its final order denying rehearing in November 2003. Also in November 2003, PacifiCorp filed a petition in the Ninth Circuit Court of Appeals for review of the FERC's final order denying recovery. Court briefs from interested parties were filed by March 2005. Oral argument was held in July 2005.

FERC Show-Cause Orders—In May 2002, PacifiCorp, together with other California electricity market participants, responded to data requests from the FERC regarding trading practices connected with the electricity crisis during 2000 and 2001. PacifiCorp confirmed that it did not engage in any trading practices intended to manipulate the market as described in the FERC's data requests issued in May 2002. In June 2003, the FERC ordered 60 companies (including PacifiCorp) to show cause why their behavior during the California energy crisis did not constitute manipulation of the wholesale electricity market, as defined in the California Independent System Operator and the California Power Exchange tariffs. In setting the cases for hearing, the FERC directed the administrative law judge to hear evidence and render findings and conclusions quantifying the extent of any unjust enrichment that resulted and to recommend monetary or other appropriate remedies. In August 2003, PacifiCorp and the FERC staff reached a resolution on the show-cause order. Under the terms of the settlement agreement, PacifiCorp denied liability and agreed to pay a nominal amount of $67,745 in exchange for complete and total resolution of the issues raised in the FERC's show-cause order relating to PacifiCorp. In March 2004, the FERC issued its final order approving the settlement and terminating the docket. In April 2004, certain market participants filed requests for rehearing of the FERC's final order. A decision from the FERC on the rehearing requests is pending.

FERC Market Power Analysis—Pursuant to the FERC's orders granting PacifiCorp and PPM authority to sell capacity and energy at market-based rates, PacifiCorp and PPM are required to submit a joint market power analysis every three years. Under the FERC's current policy, applicants must demonstrate that they do not possess market power in order to charge market-based rates for sales of wholesale energy and capacity in the applicants control areas. An analysis demonstrating an applicant's passage of certain threshold screens for assessing generation market power establishes a rebuttable presumption that the applicant does not possess generation market power, while failure to pass any screen creates a rebuttable presumption that the applicant has generation market power. In February 2005, PacifiCorp and PPM submitted a joint triennial market power analysis in compliance with the FERC's requirements. The analysis indicated that PacifiCorp and PPM failed to pass one of the generation market power screens in PacifiCorp's eastern control area and in Idaho Power Company's control area. In May 2005, the FERC issued an order instituting a proceeding pursuant to section 206 of the Federal Power Act to determine whether PacifiCorp and PPM may continue to charge market-based rates for sales of wholesale energy and capacity. Under the terms of the order, PacifiCorp and PPM are required to submit additional information and analysis to the FERC within 60 days to rebut the presumption that PacifiCorp and PPM have generation market power. In July 2005, PacifiCorp and PPM responded to the FERC's May2005 order. If the FERC ultimately finds that PacifiCorp and PPM have market power, PacifiCorp and PPM will be required to implement measures to mitigate any exercise of market power.

Note 14—Guarantees and Other Commitments

Guarantees

Certain subsidiaries of the Company have, in connection with acquisitions and divestitures, provided indemnification to third parties, which fall within the definition of an indirect guaranty under FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 requires disclosure of certain direct and indirect guarantees. Also, FIN 45 requires recognition of a liability at inception for certain new or modified guarantees issued after December 31, 2002. The adoption of FIN 45 in January 2003 did not have a material impact on the Consolidated Financial Statements. To the extent that claims based upon the arrangements below are limited by applicable statutes, the limitation periods generally vary from three to six years, depending on the jurisdiction and the nature of the claim.

The following represent the indemnification obligations of the Company as of March 31, 2005 and 2004.

Synfuel—Pursuant to the Stock Purchase Agreement dated October 15, 2001, by and among Marriott International, Inc. ("Marriott"), PFS and Birmingham Syn Fuel I, Inc., PFS, an indirect subsidiary of PGHC, and in turn a subsidiary of the Company, agreed to indemnify Marriott from losses suffered as a result of fraud or breach of representation or warranty, within 30 days of the expiration of the applicable statutory period of limitations. The established deductible and maximum limit (cap) of the indemnification do not apply to certain of the representations and warranties. PFS also agreed to indemnify Marriott and its affiliates for tax liabilities up to the closing date. This indemnity also expires within 30 days after the expiration of the statutory period of limitations.

Powercor—Pursuant to the Share Sale Agreement between PacifiCorp International Group Holdings Company ("PIGHC"), ScottishPower, Powercor Australia Ltd., CKI-HEI Electricity Distribution pty, Ltd. ("CKI/HEI"), Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited, dated August 3, 2000, PIGHC provided indemnity to CKI/HEI for any breaches of representations relating to tax warranties or tax claims as defined therein through August 2005. The indemnity is limited by a AUS $15.0 million deductible and a cap of AUS $300.0 million.

Montana—In connection with the sale of the PacifiCorp's Montana service territory, PacifiCorp entered into a purchase and sale agreement with Flathead Electric Cooperative ("Flathead") dated October 9, 1998. Under the agreement, PacifiCorp indemnified Flathead for losses, if any, occurring after the closing date and arising as a result of certain breaches of warranty or covenants. The indemnification has a cap of $10.1 million until October 2008 and a cap of $5.1 million thereafter (less expended costs to date). Two indemnity claims relating to environmental issues have been tendered, but remediation costs for these claims, if any, are not expected to be material.

PHI, from time to time, issues guarantees of the performance and payment under certain transactions of its affiliate, PECL. PECL owns a majority interest in the Alberta Hub natural gas storage facility, and enters into buy or sell natural gas trades with various counterparties. These PHI guarantees provide credit support for these gas trades and other transactions, typically have a term of 18 months or less, and are terminable on 30 days' prior written notice. As of March 31, 2005, approximately 35 of these guarantees were outstanding, with expiration dates ranging from April 2005 to April 2006. Each guarantee has an overall cap, and the current aggregate amount of the caps for the 35 guarantees is approximately $173.8 million.

PacifiCorp has made certain commitments related to the decommissioning or reclamation of certain jointly owned facilities and mine sites. The decommissioning guarantees require PacifiCorp to pay a proportionate share of the decommissioning costs based upon percentage of ownership. The mine reclamation obligations require PacifiCorp to pay the mining entity a proportionate share of the mine's reclamation costs based on the amount of coal purchased by PacifiCorp. In the event of default by any of the other joint participants, PacifiCorp may potentially be obligated to absorb, directly or by paying additional sums to the entity, a proportionate share of the defaulting party's liability. PacifiCorp has recorded its estimated share of the decommissioning and reclamation obligations as either an asset retirement obligation, regulatory liability or other liability.

From time to time, PacifiCorp executes contracts that include indemnifications typical for similar transactions, which are related to sales of businesses, property, plant and equipment, and service territories. These indemnifications might include any of the following matters: privacy rights; governmental regulations and employment-related issues; commercial contractual relationships; financial reports; tax-related issues; securities laws; and environmental-related issues. Performance under these indemnities would generally be triggered by breach of representations and warranties in such a contract. PacifiCorp regularly evaluates the probability of having to incur costs under the indemnities and appropriately accrues for expected losses that are probable and estimable. Some of these indemnities may not limit potential liability; therefore, PacifiCorp is unable to estimate a maximum potential amount of future payments that could result from claims made under these indemnities. PacifiCorp believes that the likelihood that it would be required to perform or otherwise incur any significant losses associated with any of these obligations is remote.

PacifiCorp is generally required to obtain state regulatory commission approval prior to guaranteeing debt or obligations of other parties. The Company believes that the likelihood that it would be required to perform or otherwise incur any significant losses associated with any of these obligations is remote.

Unconditional Purchase Obligations

	Payments due during the years ending March 31,						
	2006	2007	2008	2009	2010	Thereafter	Total
	(Millions of dollars)						
Construction	$ 590.4	$ 56.6	$ 23.0	$ —	$ —	$ —	$ 670.0
Operating leases	24.1	22.7	20.5	7.1	3.5	14.7	92.6
Energy costs	2,298.2	1,096.6	703.2	470.3	454.5	2,861.4	7,884.2
Transmission	64.2	54.7	49.3	47.5	45.3	551.2	812.2
Other	61.8	44.5	35.2	29.0	25.7	684.0	880.2
Total commitments	$3,038.7	$1,275.1	$831.2	$553.9	$529.0	$4,111.3	$10,339.2

Construction—The Company has an ongoing construction program to meet increased electricity usage and customer growth. At March 31, 2005, PacifiCorp had estimated long-term unconditional purchase obligations for construction of the new Currant Creek and Lake Side Power Plants. At March 31, 2005, PPM had firm commitments for turbine purchases and plant construction costs totaling $342.2 million. PPM expects these construction activities will be completed by December 2005 and the commitments will be paid before fiscal year end 2006. These expenditures are subject to continuing review and revision by the Company, and actual costs could vary from these estimates due to various factors.

Operating leases—The Company leases offices, certain operating facilities, land and equipment under operating leases that expire at various dates through fiscal 2093. Certain leases contain renewal options for varying periods and escalation clauses for adjusting rent payments to reflect changes in price indices. These leases generally require the Company to pay for insurance, taxes and maintenance applicable to the leased property.

Net rent expense was $12.7 million for the year ended March 31, 2005, and $15.3 million for the year ended March 31, 2004.

Minimum non-cancelable sublease rent payments expected to be received through fiscal 2013 total $4.2 million.

Renewable Energy Arrangements—PPM has certain long-term power purchase agreements from renewable generation facilities that qualify as capital leases under EITF No. 01-8, *Determining Whether an Arrangement Contains a Lease*. Payments under most of these arrangements are based on availability of wind sufficient for generation, do not include minimum lease payments and have been determined to be contingent rentals. Accordingly, no asset or obligation has been recorded on the Company's Consolidated Balance Sheets. Purchased power contingent rentals included in Energy costs in the Statements of Consolidated (Loss) Income were $41.4 million and $23.3 million for the years ended March 31, 2005 and 2004, respectively.

PPM has also determined that certain power sales contracts from its renewable generation facilities are also operating leases for which PPM is the lessor. The cost and carrying amounts of these renewable generation facilities PPM has under these operating leases are $159.0 million and $152.1 million at March 31, 2005 and $156.7 million and $154.4 million at March 31, 2004.

Contingent rental income earned under these operating leases included in Non-regulated energy, natural gas storage sales and other for the Statements of Consolidated (Loss) Income were $14.3 million and $4.4 million for the years ended March 31, 2005 and 2004, respectively.

Energy costs—As part of its energy resource portfolio, the Company acquires a portion of its electricity through long-term purchases and/or exchange agreements.

Included in the minimum fixed annual payments for energy costs above are commitments made by PacifiCorp to purchase electricity from several hydroelectric projects under long-term arrangements with public utility districts. These purchases are made on a "cost of service" basis for a stated percentage of project output and for a like percentage of project operating expenses and debt service. These costs are included in Energy costs. PacifiCorp is required to pay its portion of operating costs and its portion of the debt service, whether or not any electricity is produced.

At March 31, 2005, PacifiCorp's share of long-term arrangements with public utility districts was as follows:

Generating Facility	Year Contract Expires	Capacity (kW)	Percentage of Output	Annual Costs (a)
			(Millions of dollars)	
Wanapum	2009	194,106	18.7%	$ 5.7
Priest Rapids	2005	132,844	13.9	4.2
Rocky Reach	2011	68,211	5.3	3.4
Wells	2018	57,960	6.6	2.1
Total		453,121		$15.4

(a) Includes debt service totaling $7.9 million.

PacifiCorp's minimum debt service and estimated operating obligations included in purchased electricity above for the years ending March 31 are as follows:

	Minimum Debt Service	Operating Obligations
	(Millions of dollars)	
2006	$ 8.8	$ 8.8
2007	9.4	6.9
2008	9.8	7.2
2009	11.0	7.3
2010	8.0	5.6
Thereafter	17.2	13.4
	$64.2	$49.2

PacifiCorp has a 4.0% entitlement to the generation of the Intermountain Power Project, located in central Utah through a power purchase agreement. PacifiCorp and the City of Los Angeles have agreed that the City of Los Angeles will purchase capacity and energy from PacifiCorp's 4.0% entitlement of the Intermountain Power Project at a price equivalent to 4.0% of the expenses and debt service of the Intermountain Power Project.

PacifiCorp also has "take or pay" coal and natural gas contracts that require minimum payments.

Other—Unconditional purchase obligations, as defined by accounting standards, are those long-term commitments that are non-cancelable or cancelable only under certain conditions. The Company has such commitments related to legal or contractual asset retirement obligations, environmental obligations, hydroelectric obligations, equipment maintenance and various other service and maintenance agreements.

Resource Management

PacifiCorp, as a public utility and a franchise supplier, has an obligation to manage resources to supply its customers. Rates charged to most customers are tariff rates authorized by regulatory agencies as discussed in Note 3.

Note 15—Consolidation of Variable-Interest Entities

In December 2003, the FASB issued revised FIN 46, *Consolidation of Variable-Interest Entities, an interpretation of Accounting Research Bulletin No. 51* ("FIN 46R"), which requires existing unconsolidated variable-interest entities ("VIEs") to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN 46R was adopted as of January 1, 2004, and resulted in certain disclosures describing variable interests that were identified. The adoption of FIN 46R did not have a material impact on the Company's consolidated financial position or results of operations. The Company continues to evaluate the impact of FIN 46R as implementation guidance evolves. If subsequent guidance or interpretation is different from management's current understanding, it is possible that the Company's identification of VIEs and primary beneficiaries could change.

In general, a VIE is a corporation, partnership, trust or any other legal structure used for business purposes whose equity investors lack the characteristics of a controlling financial interest or whose equity investment at risk is not sufficient to support the entity's activities without additional subordinated financial support. FIN 46R requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities or is entitled to receive a majority of the VIE's residual returns. The company that is required to consolidate the VIE is called the primary beneficiary. FIN 46R requires deconsolidation of a VIE if a company is not the primary beneficiary of the VIE.

VIEs Required to be Consolidated

PacifiCorp holds an undivided interest in 50.0% of the 474 MW Hermiston plant, procures 100.0% of the fuel input into the plant and subsequently acquires 100.0% of the generated electricity. Since PacifiCorp owns only 50.0% of the plant, it is required to purchase 50.0% of the generated electricity from the joint owner (in which PacifiCorp holds no equity interest) through a long-term purchase power agreement (proportionate to the joint owner's share of the plant). As a result, PacifiCorp holds a variable-interest in the joint owner of the remaining 50.0% of the plant and is the primary beneficiary. However, upon adoption of FIN 46R, PacifiCorp was unable to obtain the information necessary to consolidate the entity, because the entity did not agree to supply the information due to the lack of a contractual obligation to do so. PacifiCorp continues to request from the entity the information necessary to perform the consolidation; however, no information has yet been provided by the entity. Electricity purchased from the joint owner was $34.8 million during the year ended March 31, 2005, and $33.7 million during the year ended March 31, 2004. The entity is operated by the equity owners, and PacifiCorp has no risk of loss in relation to the entity in the event of a disaster.

Significant Variable-Interests in VIEs not Required to be Consolidated

PacifiCorp is a party to certain operating and coal purchase agreements with Trapper Mining, Inc. that create a variable-interest under the provisions of FIN 46R. Trapper Mining, Inc. owns and operates the Trapper Mine near Craig, Colorado, and produces 100.0% of its output for the benefit of the Craig Power Plant. PacifiCorp has a 21.4% equity interest in Trapper Mining, Inc. and also holds a 19.3% undivided interest in the Craig Power Plant as disclosed in 15. Since each equity investor in Trapper Mining, Inc. also holds a similar interest in the Craig Power Plant, and since none of the joint owners have more than a 50.0% interest in the Craig Power Plant or Trapper Mining, Inc., none of the joint owners are required to consolidate Trapper Mining, Inc. As such, PacifiCorp will continue to account for its interest in Trapper Mining, Inc. via the equity method under APB No. 18, *The Equity Method of Accounting for Investments in Common Stock*, as in prior periods.

In October 2003, PPM entered into a 50-50 joint venture with Shell WindEnergy, Inc. to own and operate a 162 MW wind farm located in southeast Colorado, which commenced operations in January 2004. This venture is a VIE as defined by FIN 46R; however, PPM is not the primary beneficiary. PPM accounts for this venture under the equity method of accounting. The maximum exposure to loss is its investment, which was approximately $39.5 million as of March 31, 2005.

In February 2005, PPM entered into a 50-50 joint venture with Zilkha Renewable Energy to construct, own and operate a 198 MW wind farm located in upstate New York. The wind farm is currently under construction, with no earnings recognized during the fiscal year ended March 31, 2005. This venture is a VIE as defined by FIN 46R; however, PPM is not the primary beneficiary. PPM accounts for this venture under the equity method of accounting. At March 31, 2005, the maximum exposure to loss is its investment, which was approximately $33.3 million. PPM expects to invest additional funds through completion of the venture, which is projected to be prior to December 2005, as well as through the subsequent operation of the venture.

Note 16—Common Shareholders' Equity

Common Shareholders' Equity—The Company has one class of common stock with a par value of $0.01 per share. A total of 10,000 shares were authorized, with 5,594 issued and outstanding at March 31, 2005 and 2004.

Common Dividend Restrictions—ScottishPower is the sole indirect shareholder of the Company's common stock. PHI's ability to pay dividends may be limited by capitalization tests contained in various agreements.

Note 17—Fair Value of Financial Instruments

	March 31, 2005		March 31, 2004	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Millions of dollars)			
Long-term debt (a)	$3,872.3	$4,209.5	$3,732.6	$4,181.3
Stock subscription liability	2,375.0	2,666.4	2,375.0	2,375.0
Preferred stock subject to mandatory redemption	52.5	56.0	60.0	67.9
Weather derivative asset (liability)	20.3	20.3	(5.3)	(5.3)

(a) Includes long-term debt classified as currently maturing, less capitalized lease obligations.

The carrying value of cash and cash equivalents, receivables, payables, accrued liabilities and short-term borrowings approximates fair value because of the short-term maturity of these instruments. The fair value of derivative instruments subject to SFAS No. 133 are disclosed in Note 4.

The fair value of the Company's long-term debt, current maturities of long-term debt, stock subscription liability and PacifiCorp's redeemable preferred stock has been estimated by discounting projected future cash flows, using the current rate at which similar loans would be made to borrowers with similar credit ratings and for the same maturities.

The fair value of weather derivatives reflects the net present value of future premiums owed by PacifiCorp, offset by estimated settlements owed to (or by PacifiCorp, for the remainder of the contract term). PacifiCorp estimates future settlements based upon actual hydrology conditions incurred for the current contract year and hydrology forecasts for the remaining contract term. Those hydrology forecasts generally reflect normal water conditions.

Note 18—Retirement Benefit Plans

Retirement Plans

PacifiCorp sponsors defined benefit pension plans that cover the majority of the Company's employees. In addition, certain bargaining unit employees participate in a joint trust plan to which PacifiCorp contributes. Benefits under the main plan in the United States are based on the employee's years of service and average monthly pay in the 60 consecutive months of highest pay out of the last 120 months, with adjustments to reflect benefits estimated to be received from social security. Pension costs are funded annually by no more than the maximum amount that can be deducted for federal income tax purposes.

At March 31, 2005, plan assets were primarily invested in common stocks, bonds and United States government obligations. The measurement date for plan assets and obligations is December 31 of each year.

Components of the net periodic pension benefit cost are summarized as follows:

	Years Ended March 31,	
	2005	2004
	(Millions of dollars)	
Service cost	$ 25.9	$ 25.8(a)
Interest cost	73.8	73.9
Expected return on plan assets	(77.7)	(80.7)
Amortization of unrecognized net obligation	8.4	8.4
Amortization of unrecognized prior service cost	1.4	1.5
Amortization of unrecognized loss (gain)	8.5	—
Net periodic pension benefit cost	$ 40.3	$ 28.9

(a) Includes no contributions for the year ended March 31, 2005 and contributions of $5.6 million for the year ended March 31, 2004, to the PacifiCorp/IBEW Local 57 Retirement Trust Fund.

The weighted average rates assumed in the actuarial calculations used to determine the net periodic benefit costs for the pension and postretirement benefit plans were as follows:

	Years Ended March 31,	
	2005	2004
Discount rate	6.25%	6.75%
Expected long-term rate of return on assets	8.75	8.75
Rate of increase in compensation levels	4.00	4.00

The weighted average rates assumed in the actuarial calculations used to determine benefit obligations for the pension and postretirement benefit plans were as follows:

	March 31,	
	2005	2004
Discount rate	5.75%	6.25%
Rate of increase in compensation levels	4.00	4.00

The Company determined the long-term rate of return based on historical asset class returns and current market conditions, taking into account the diversification benefits of investing in multiple asset classes.

The change in the projected benefit obligation, change in plan assets and funded status are as follows:

	March 31,	
	2005	2004
	(Millions of dollars)	
Change in projected benefit obligation		
Projected benefit obligation—beginning of year	$1,229.8	$1,151.6
Service cost	25.9	20.1
Interest cost	73.8	73.9
Plan amendments	1.0	—
Actuarial loss	86.8	97.1
Benefits paid	(79.2)	(112.9)
Projected benefit obligation—end of year	$1,338.1	$1,229.8
Change in plan assets		
Plan assets at fair value—beginning of year	$ 733.2	$ 681.2
Actual return on plan assets	87.5	128.3
Company contributions	65.0	36.6
Benefits paid	(79.2)	(112.9)
Plan assets at fair value—end of year	$ 806.5	$ 733.2
Reconciliation of accrued pension cost and total amount recognized		
Funded status of the plan	$ (531.6)	$ (496.6)
Unrecognized net loss	443.6	375.2
Unrecognized prior service cost	9.1	9.4
Unrecognized net transition obligation	15.9	24.4
Accrued pension cost	$ (63.0)	$ (87.6)
Accrued benefit liability	$ (383.2)	$ (360.5)
Intangible asset	25.0	33.8
Accumulated other comprehensive income	14.5	12.9
Regulatory assets	280.7	226.2
Accrued pension cost	$ (63.0)	$ (87.6)

The aggregated accumulated benefit obligation was $1,189.7 million and the fair value of assets was $806.5 million as of March 31, 2005.

The PacifiCorp Retirement Plan (the "Retirement Plan") and the Supplemental Executive Retirement Plan (the "SERP") currently have assets with a fair value that is less than the accumulated benefit obligation under the Retirement Plan and the SERP, primarily due to declines in the equity markets and historically low interest rate levels. As a result, the Company recognized minimum pension liabilities in the fourth quarters of the years ended March 31, 2005, and at March 31, 2004. The minimum pension liability adjustment impacted Regulatory assets, Intangible plant and Accumulated other comprehensive income. These adjustments are reflected in the table above and did not materially affect the consolidated results of operations. PacifiCorp requested and received accounting orders from the regulatory commissions in Utah, Oregon, Wyoming and Washington to classify most of this charge as a Regulatory asset instead of a charge to Other comprehensive income. PacifiCorp has determined that according to SFAS No. 87, *Employers' Accounting for Pensions* ("SFAS No. 87"), costs for the Retirement Plan are currently recoverable in rates. This increase to Regulatory assets will be adjusted in most future periods as the difference between the fair value of the trust assets and the accumulated benefit obligation changes.

Retirement Plan assets are managed and invested in accordance with all applicable requirements, including the Employee Retirement Income Security Act and the Internal Revenue Service revenue code. The Company employs an investment approach whereby a mix of equities and fixed-income investments is used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed-income investments as shown in the table below. Equity investments are diversified across United States and non-United States stocks, as well as growth, value, and small and large capitalizations. Fixed-income investments are diversified across United States and non-United States bonds. Other assets, such as private equity investments, are used to enhance long-term returns while improving portfolio diversification. The Company primarily minimizes the risk of large losses through diversification but also monitors and manages other aspects of risk through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

The following table shows a breakdown of the pension plan assets by investment category based on market values.

		March 31,	
	Target	2005	2004
Equity securities	55.0%	56.1%	55.3%
Debt securities	35.0	33.9	34.4
Private equity	10.0	10.0	10.3

Other Postretirement Benefits

The Company provides health care and life insurance benefits through various plans for eligible retirees. The cost of other postretirement benefits is accrued over the active service period of employees. The transition obligation represents the unrecognized prior service cost and is being amortized over a period of 20 years. The Company funds other postretirement benefits through a combination of funding vehicles. The Company contributed $24.9 million for the year ended March 31, 2005, and $25.3 million for the year ended March 31, 2004. The measurement date for plan assets and obligations is December 31 of each year.

For the other postretirement benefit plan assets, the Company employs an investment approach whereby a mix of equities and fixed-income investments is used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed-income investments. Equity investments are diversified across United States and non-United States stocks, as well as growth, value, and small and large capitalizations. Fixed-income investments are diversified across United States and non-United States bonds. Other assets, such as private equity investments, are used to enhance long-term returns while improving portfolio diversification. The Company primarily minimizes the risk of large losses through diversification, but also monitors and manages other aspects of risk through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

The assets for other postretirement benefits are composed of three different trust accounts. The 401(h) account is invested in the same manner as the pension account. Each of the two Voluntary Employees' Beneficiaries Association Trusts has its own investment allocation strategies.

Components of the net periodic postretirement benefit cost are summarized as follows:

	Years Ended March 31,		
	2005	2004	2003
	(Millions of dollars)		
Service cost	$ 8.5	$ 7.4	$ 5.6
Interest cost	31.0	34.3	34.2
Expected return on plan assets	(26.4)	(26.6)	(28.5)
Amortization of unrecognized net obligation	12.2	12.2	12.2
Amortization of unrecognized loss	0.6	0.6	—
Amortization of prior service cost	0.1	—	—
Regulatory deferral	—	—	1.1
Net periodic postretirement benefit cost	$ 26.0	$ 27.9	$ 24.6

The change in the accumulated postretirement benefit obligation, change in plan assets and funded status are as follows:

	March 31,	
	2005	2004
	(Millions of dollars)	
Change in accumulated postretirement benefit obligation		
Accumulated postretirement benefit obligation—beginning of year	$ 555.3	$ 522.4
Service cost	8.5	7.4
Interest cost	31.0	34.3
Plan participant contributions	7.2	6.8
Plan amendments	0.8	0.6
Actuarial (gain) loss	(34.4)	21.5
Benefits paid	(40.1)	(37.7)
Accumulated postretirement benefit obligation—end of year	$ 528.3	$ 555.3
Change in plan assets		
Plan assets at fair value—beginning of year	$ 261.6	$ 218.0
Actual return on plan assets	28.6	50.8
Company contributions	29.3	23.7
Plan participant contributions	7.2	6.8
Net benefits paid	(40.1)	(37.7)
Plan assets at fair value—end of year	$ 286.6	$ 261.6
Reconciliation of accrued postretirement costs and total amount recognized		
Funded status of the plan	$(241.7)	$(293.7)
Unrecognized net transition obligation	94.6	106.8
Unrecognized prior service cost	1.4	0.6
Unrecognized loss	100.1	140.1
Accrued postretirement benefit cost, before final contribution	(45.6)	(46.2)
Final contribution made after measurement date but before March 31	24.9	25.3
Accrued postretirement cost	$ (20.7)	$ (20.9)

The assumed health care cost trend rates are as follows:

	March 31,	
	2005	2004
Initial health care cost trend—under 65	7.5%	8.5%
Initial health care cost trend—over 65	9.5	10.5
Ultimate health care cost trend rate	5.0	5.0
Year that rate reaches ultimate—under 65	2007	2007
Year that rate reaches ultimate—over 65	2009	2009

The health care cost trend rate assumption has a significant effect on the amounts reported. An annual increase or decrease in the assumed medical care cost trend rate of one percent would affect the accumulated postretirement benefit obligation and the service and interest cost components as follows:

	One Percent	
	Increase	Decrease
	(Millions of dollars)	
Accumulated postretirement benefit obligation	$31.6	$(27.2)
Service and interest cost components	2.7	(2.3)

In April 2005, the Company contributed $60.0 million to its Retirement Plan. In addition, the Company expects to contribute another $10.1 million to its pension plans, as well as $29.9 million to its other postretirement benefit plans in fiscal 2006. The benefit payments expected to be paid, which reflect expected future service and the Medicare Part D subsidy expected to be received, are as follows:

Fiscal years ending March 31,	Retirement Plans	Other Postretirement Benefits	Medicare Part D Subsidy Receipts
		(Millions of dollars)	
2006	$ 90.7	$ 34.5	$ —
2007	90.3	35.3	(2.6)
2008	90.1	35.9	(2.8)
2009	91.2	36.2	(3.1)
2010	93.9	36.8	(3.4)
2011 to 2015 (inclusive)	518.7	200.1	(21.6)

Employee Savings and Stock Ownership Plan

PacifiCorp has an Employee Savings and Stock Ownership Plan (the "Savings Plan") that qualifies as a tax-deferred arrangement under the Internal Revenue Code. Eligible employees of adopting affiliates are those who are not temporary, casual, leased or covered by a collective bargaining agreement that does not provide for participation. Employees of any company within the PacifiCorp controlled group of companies that has not adopted the Savings Plan are not eligible. Participating United States employees may defer up to 50.0% of their compensation, subject to certain statutory limitations. Compensation includes base pay, overtime and annual incentive, but is limited to the maximum allowable under the Internal Revenue Code. Employees can select a variety of investment options, including ScottishPower American Depository Shares (formerly PacifiCorp shares). PacifiCorp matches 50.0% of employee contributions on amounts deferred up to 6.0% of total compensation, with that portion vesting over the initial five years of an employee's qualifying service. Thereafter, PacifiCorp's contributions vest immediately. PacifiCorp's matching contribution is allocated based on the employee's investment selections. PacifiCorp makes an additional contribution equal to a percentage of the employee's eligible earnings. This additional contribution is allocated based on the employee's investment selections or to the money market fund if the employee has made no selections. These contributions are immediately vested. PacifiCorp's contributions to the Savings Plan were $20.2 million for the year ended March 31, 2005, and $19.3 million for the year ended March 31, 2004 and represent amounts expensed for such periods.

Note 19—Stock-Based Compensation

PacifiCorp Stock Incentive Plan—During 1997, PacifiCorp adopted the PSIP. The exercise price of options granted under the PSIP was equal to the market value of PacifiCorp common stock on the date of the grant. Stock options generally became exercisable in two or three equal installments on each of the first through third anniversaries of the grant date. The maximum exercise period under the PSIP was 10 years. The PSIP expired on November 29, 2001.

Upon completion of the merger with ScottishPower (the "Merger"), all PacifiCorp stock options granted prior to January 1999 became 100.0% vested. All outstanding stock options were converted into options to purchase ScottishPower American Depository Shares. Stock options to purchase ScottishPower American Depository Shares granted in connection with the Merger vest over the same number of years as stock options granted prior to the Merger.

The table below summarizes the stock option activity under the PSIP.

ScottishPower American Depository Shares	Number of Shares	Weighted Average Price
Outstanding options at March 31, 2003	3,403,251	$31.67
Exercised	(147,496)	25.55
Forfeited	(331,706)	34.65
Outstanding options at March 31, 2004	2,924,049	31.64
Exercised	(750,126)	26.10
Forfeited	(40,310)	35.36
Outstanding options at March 31, 2005	2,133,613	33.52

Information with respect to options outstanding and options exercisable under the PSIP as of March 31, 2005 and 2004, was as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (in years)	Number of Shares	Weighted Average Exercise Price
Year ended March 31, 2005					
$25.70 – $36.64	1,589,323	$31.05	4.2	1,589,323	$31.05
$39.99 – $43.83	544,290	40.72	3.0	544,290	40.72
Total	2,133,613	33.52	3.9	2,133,613	33.52
Year ended March 31, 2004					
$25.06 – $36.64	2,367,392	$29.51	5.5	2,156,368	$29.88
$39.99 – $43.83	556,657	40.72	3.9	556,657	40.72
Total	2,924,049	31.64	5.2	2,713,025	32.10

Executive Share Option Plan—During April 2004, ScottishPower approved grants of stock options under the ExSOP for a select group of the Company's employees. The options vest over three years and expire 10 years from the date of grant. In May 2002, ScottishPower granted enhanced awards under the ExSOP that were contingent on meeting certain performance conditions and that vested at the end of three years. On March 31, 2005, the performance conditions were met. As a result, $2.0 million of compensation expense was included in Operations and maintenance expense for the year ended March 31, 2005. No further awards will be granted under the ExSOP.

The table below summarized the stock option activity under the ExSOP.

ScottishPower American Depository Shares	Number of Shares	Weighted Average Price
Outstanding options at March 31, 2003	935,054	$23.55
Granted	780,901	24.40
Exercised	(25,508)	23.55
Forfeited	(41,991)	23.93
Outstanding options at March 31, 2004	1,648,456	23.94
Granted	763,843	28.72
Exercised	(483,667)	23.84
Forfeited	(30,136)	26.37
Outstanding options at March 31, 2005	1,898,496	25.85

Information with respect to options outstanding and options exercisable under the ExSOP as of March 31, 2005 and 2004, was as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (in years)	Number of Shares	Weighted Average Exercise Price
Year ended March 31, 2005					
$23.55 – $28.72	1,898,496	$25.85	8.2	182,134	$23.97
Year ended March 31, 2004					
$23.55 – $24.40	1,648,456	23.94	8.6	195,118	23.55

Long-Term Incentive Plan—During April 2004, ScottishPower approved grants of performance share awards under its Long-Term Incentive Plan for a select group of the Company's employees. The number of shares that actually vest is dependent upon the outcome of certain performance measures over a three-year period. During the year ended March 31, 2005, $1.0 million of compensation expense was included in Operations and maintenance expense.

Deferred Share Program—In May 2004, ScottishPower implemented a deferred share program under which certain PacifiCorp employees are granted an annual stock bonus award based on a fixed dollar amount but distributable in ScottishPower American Depository Shares with the number of shares to be determined by the quoted market price of the shares at the date of issuance. Compensation expense is accrued throughout the fiscal year in which the employee services are rendered and awards earned. During the year ended March 31, 2005, $3.1 million of compensation costs were accrued.

Note 20—Income Taxes

The difference between the United States federal statutory tax rate and the effective income tax rate attributed to income from continuing operations is as follows:

	Years Ended March 31,	
	2005	2004
Federal statutory rate	35.0%	35.0%
State taxes, net of federal benefit (a)	(0.2)	3.2
Effect of regulatory treatment of depreciation differences	(0.8)	5.3
Tax reserves (b)	(0.8)	(2.6)
Tax credits	1.1	(4.6)
Goodwill impairment	(41.8)	—
Other	0.2	(0.9)
Effective income tax rate	(7.3)%	35.4%

(a) State taxes, net of federal benefit, include changes in state tax contingency reserve.

(b) The Company has established, and periodically reviews, an estimated contingent tax reserve on its Consolidated Balance Sheets to provide for the possibility of adverse outcomes in tax proceedings.

The provision for income taxes is summarized as follows:

	Years Ended March 31,	
	2005	2004
	(Millions of dollars)	
Current		
Federal	$ 50.6	$ 5.7
State	(9.4)	—
Total	41.2	5.7
Deferred		
Federal	112.1	106.5
State	13.6	16.3
Total	125.7	122.8
Investment tax credits	(8.3)	(9.3)
Total income tax expense	$158.6	$119.2

The tax effect of temporary differences giving rise to significant portions of the Company's deferred tax liabilities and deferred tax assets were as follows:

	March 31,	
	2005	2004
	(Millions of dollars)	
Deferred tax liabilities:		
Property, plant and equipment	$1,484.4	$1,386.5
Regulatory assets	667.9	700.0
Leveraged leases	133.2	150.4
Derivative contract regulatory assets	64.5	160.2
Derivative contract	62.1	102.3
Other deferred tax liabilities	140.3	82.5
	2,552.4	2,581.9
Deferred tax assets:		
Regulatory liabilities	(325.2)	(329.7)
Employee benefits	(202.2)	(178.3)
Derivative contracts	(106.8)	(173.4)
Book reserves not currently deductible for tax	(5.3)	—
NOL and tax credit carryforwards	(72.5)	(75.8)
Other deferred tax assets	(123.9)	(215.5)
	(835.9)	(972.7)
Net deferred tax liability	$1,716.5	$1,609.2

The Company made net income tax payments of $121.3 million for the year ended March 31, 2005, and $52.7 million for the year ended March 31, 2004. The income tax payments include payments for current federal and state income taxes, as well as amounts paid in settlement of prior years' liabilities as a result of income tax proceedings.

During the year ended March 31, 2005, the Company favorably settled outstanding income tax issues with the State of Oregon related to the Company's 1991 through 1998 Oregon income tax returns. The settlement resulted in a release of previously accrued tax liability of $8.5 million. The net state tax contingency release for the year ended March 31, 2005, is $11.1 million. The net federal tax contingency reserve increase for the year ended March 31, 2005, is $18.3 million, primarily to accrue interest on remaining tax contingencies provided for in prior periods.

The Internal Revenue Service has completed its examination of the Company's federal tax return filings for the 1999 and 2000 tax years. The Company has settled with the Internal Revenue Service on certain tax issues related to these returns. Settlement and payment on agreed-upon issues and other unresolved issues related to federal income tax returns through March 31, 2000, did not have a material adverse impact on the Company's consolidated financial position or results of operations.

The Internal Revenue Service started its examination of the 2001, 2002 and 2003 tax years in October 2004. No material Notices of Proposed Adjustments have been issued. The Company anticipates that final settlement and payment on settled issues and other unresolved issues related to the federal income tax returns through March 31, 2003, will not have a material adverse impact on its consolidated financial position or results of operations.

The Company calculates its deferred tax assets and liabilities under SFAS No. 109, which requires recording deferred tax balances, at the currently enacted tax rate, for all temporary differences between the book and tax bases of assets and liabilities, including temporary differences for which no deferred taxes had been previously provided because of use of flow-through tax accounting for ratemaking purposes. Because of prior and expected future ratemaking treatment for temporary differences for which flow-through tax accounting has been utilized, PacifiCorp has also established a regulatory asset for income taxes recoverable through future rates related to those differences. At March 31, 2005, the balance of this asset was $499.9 million. In addition, PacifiCorp has established regulatory liabilities in the amount of $44.4 million for non-recoverable income taxes.

The Company had total available federal net operating loss carryforwards of approximately $57.2 million at March 31, 2005, and $158.9 million at March 31, 2004. These loss carryforwards expire between 2022 and 2026. At March 31, 2005, the Company had renewable energy credits of approximately $25.7 million, alternative minimum tax credits of approximately $15.8 million and Oregon business energy tax credits of approximately $4.9 million available to reduce future income tax liabilities. These credits begin to expire in 2010. The Company anticipates utilizing the net operating loss and tax credits prior to the expiration dates.

The Internal Revenue Service previously asserted that the three synthetic fuel plants owned by PacifiCorp Syn Fuel LLC ("PSF") did not meet the statutory "placed in service" test by the July 1, 1998 deadline set in the statute granting US federal income tax credits for producing synthetic fuel. Accordingly, the Internal Revenue Service asserted that no past or future tax credits under the Internal Revenue Code were allowed on the production and sales of synthetic fuels from those plants. In October 2001, PFS sold the synthetic fuel operations to Marriott International. Prior to the sale, the Company claimed $15.1 million of tax credits generated by the PSF synthetic fuel plants. The Internal Revenue Service has since reversed its previous position as a result of a Technical Advice Memorandum dated June 7, 2005 favorable to the Company on the synthetic fuels matter. Therefore, all credits will be allowed.

Note 21—Acquisitions

In October 2003, Colorado Green Holdings, LLC ("Colorado Green"), a special-purpose entity acquired by Colorado Wind Ventures, LLC, owned equally by Shell WindEnergy Inc. and PPM Colorado Wind Ventures, a subsidiary of PPM, purchased a 162 MW wind farm in southeast Colorado. All of the output of the wind farm is sold to Public Service of Colorado under a 15-year power purchase agreement. The acquisition of Colorado Green was funded through a combination of a $128.0 million credit facility with a bank syndicate, and an $83.8 million equity investment, of which the Company's share was $41.9 million at March 31, 2004. The Company accounts for this venture under the equity method of accounting.

On December 29, 2004, PPM acquired Atlantic Renewable Energy Corp., a wind development company located in Richmond, Virginia, for $11.0 million of cash consideration for all of Atlantic Renewable Energy Corp. outstanding shares. The principal assets of Atlantic Renewable Energy Corp. are a project pipeline of more than 500 MW in development in the northeastern United States, including New York, Pennsylvania, West Virginia and New Jersey. The results for Atlantic Renewable Energy Corp. have been included in the Company's consolidated financial statements from the date of acquisition.

On February 15, 2005, PPM purchased Atlantic Renewable Project, owned by the former managing partners of Atlantic Renewable Energy Corp. for $1.3 million of cash consideration. The primary asset of Atlantic Renewable Project is the right to jointly develop, construct and operate with Zilkha wind farms in the upstate

New York area, for up to 300 MW in installed capacity. As of March 31, 2005, PPM had contributed equity of approximately $32.0 million to fund construction of a 198 MW wind farm. PPM expects to invest additional funds through completion of the venture, which is projected to be prior to December 2005, as well as through the subsequent operation of the venture.

Note 22—Subsequent Events

Grama Ridge acquisition

In May 2005, PPM acquired the assets of the Grama Ridge gas storage facility from ConocoPhillips at an adjusted purchase price of $28.5 million, including transaction costs, in a cash transaction. The Grama Ridge facility, located in New Mexico, is a natural gas storage facility with a working capacity of 4.5 billion cubic feet.

Shiloh Wind Project

Also during May 2005, PPM announced its acquisition of Shiloh Wind Project in Solano County from enXco, an affiliate of EDF Energies Nouvelles of France for cash consideration of $7.5 million. Shiloh is projected to be constructed and fully operational during the next fiscal year with an installed capacity of 150 MW. The project is located between the Northern California cities of San Francisco and Sacramento.

First Mortgage Bond issuance

In June 2005, PacifiCorp issued $300.0 million of First Mortgage Bonds under its then effective shelf registration statement with the SEC. The bonds will bear interest at 5.25% per year and will mature on June 15, 2035.

Stock issuance

On June 30, 2005, PHI issued shares of its Common Stock to Scottish Power NA1 Limited and Scottish Power NA2 Limited, at a total price of $125.0 million.

Description of preparation of Unaudited Aggregation of Financial Data of the 10 U.K. Wind Companies Comprising the SP UK Assets

The 10 U.K. Wind Companies comprising the SP UK Assets were not operated as a stand alone business during the period under review and no consolidated financial statements are available for the SP UK Assets. The SP UK Assets Discussion and Analysis of Financial Information included elsewhere in this offering memorandum is based upon an unaudited arithmetic aggregation of the profit and loss statements of the 10 U.K. Wind Companies comprising the SP UK Assets. The aggregation is provided for the respective last three fiscal years of the U.K. 10 Wind Companies, which, except for CeltPower Ltd. (December 31 fiscal year end) and Wolf Bog and Callagheen (October 31 fiscal year end for 2006 and prior years and for 2005, respectively), each had a fiscal year ended March 31, 2007. As such, because the aggregation has not been calendarized and because the financial statements contained below do not cover identical twelve month periods for each of the 10 U.K. Wind Companies, the aggregations may not be indicative of combined future results for our business due to differences in market, weather and other factors between the different twelve month periods. See "Presentation of Financial and Other Information" for a description of the periods presented in the historical financial statements of the 10 U.K. Wind Companies.

The unaudited arithmetic aggregation of the 10 U.K. Wind Companies does not represent a proper consolidation in accordance with U.K. GAAP or IFRS. The SP UK Assets' aggregated financial data and the stand alone audited financial statements of the 10 U.K. Wind Companies do not include certain central costs, specifically (i) pipeline development costs and (ii) certain support services provided by affiliates and parent companies, including finance, human resources, legal, information technologies, office accommodation, system support and other administrative expenses. Therefore, the line item "net operating expenses" does not include all expenses associated with the SP UK Assets for the periods presented and may not be indicative of future performance or results of operations. The unaudited aggregated financial information of the SP UK Assets differs from the pro forma financial information for the SP UK Assets consolidated under U.K. GAAP. See "Acquisition and Unaudited Pro Forma Financial Information," "Presentation of Financial and Other Information" and "SP UK Assets Discussion and Analysis of Financial Information."

The unaudited arithmetic aggregation is provided for information purposes only. The SP UK Assets' aggregated financial data presented below should not be considered indicative of future revenues, operating results or net income and you are advised not to place undue reliance on such data.

The following organizational chart sets forth the current organizational structure of the SP UK Assets.


IBERDROLA RENOVABLES, S.A.
100%
SCOTTISHPOWER RENEWABLE ENERGY HOLDINGS LIMITED
100%
SCOTTISHPOWER RENEWABLE ENERGY LIMITED
80%
100%
100%
100%
50%
Coldham Windfarm Limited
Wolf Bog Wind Farm Limited
Callagheen Wind Farm Limited
Beaufort Energy Limited
Celtpower Limited
100%
100%
Wind Resources Limited
CRE Energy Limited
100%
100%
33%
Coal Clough Limited
Carland Cross Limited
Morecambe Wind Limited

The profit and loss data of the 10 U.K. Wind Companies is aggregated in the SP UK Assets' unaudited aggregated financial data for the years ended March 31, 2005, 2006 and 2007 as follows:

- Wolf Bog (100% owned) is added;
- Callagheen (100% owned) is added,
- CRE (100% owned), which wholly owns the dormant company Morecambe, is added;
- Coldham (80% owned) is added 100%, with 20% of net income attributable to minorities;
- CeltPower (50% owned) is added proportionally;
- Carland Cross (45% owned) is a wholly owned subsidiary of Wind Resources and is added proportionally;
- Coal Clough (45% owned) is a wholly owned subsidiary of Wind Resources and is added proportionally;
- Wind Resources (45% owned) wholly owns each Carland Cross and Coal Clough and the consolidated financial data of Wind Resources is excluded from the aggregation in order to avoid double counting. On July 19, 2007, we acquired the remaining 55% of Wind Resources and currently wholly own Wind Resources, Carland Cross and Coal Clough;
- Beaufort (100% owned) wholly owns each CRE and Wind Resources and, as its only revenues are dividends from these subsidiaries, is excluded from the aggregation in order to avoid double counting; and
- Morecambe (33% owned) is a dormant company which does not have audited financial statements and therefore does not contribute to the aggregation.

Unaudited Aggregated Financial Data of the U.K. Wind Companies for the year ended March 31, 2007

Aggregation of Statements of Profit and Loss (£ in millions)	2007 Profit and Loss[1]										
	TOTAL	Beaufort Energy Ltd.[2]	Callagheen Wind Farm Ltd.	Carland Cross Ltd.	CeltPower Ltd.[3]	Coal Clough Ltd.	Coldham Windfarm Ltd.	CRE Energy Ltd.	Wind Resources Ltd.[2]	Wolf Bog Wind Farm Ltd.[4]	Morecambe Wind Ltd.[5]
						(£ in millions)					
Turnover	62.1	32.6	4.3	1.3	5.6	1.8	3.5	50.1	3.1	0.0	—
Operating cost	10.2	0.0	0.3	0.3	2.0	0.3	0.3	8.3	0.6	0.0	—
Operating profit/loss (EBITDA)	51.8	32.6	4.0	1.0	3.6	1.4	3.2	41.8	2.4	0.0	—
Depreciation&Amortization	14.0	0.0	0.9	0.3	0.4	0.5	0.8	11.6	0.9	0.0	—
(EBIT)	37.9	32.6	3.0	0.7	3.1	0.9	2.3	30.2	1.6	0.0	—
Interest income/(expense)	-9.9	0.0	-1.1	0.0	0.0	0.1	-0.8	-8.0	0.1	0.0	—
PBT	28.0	32.6	1.9	0.7	3.1	1.0	1.5	22.2	1.7	0.0	—
Tax income/(payable)	-9.0	0.0	-0.6	-0.2	-0.9	-0.3	-0.5	-7.3	-0.5	0.0	—
Profit/Loss after tax before minorities	**19.0**	**32.6**	**1.3**	**0.5**	**2.3**	**0.7**	**1.1**	**14.9**	**1.2**	**0.0**	—
Minorities	0.2	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.0	—
Net income attributable to equity holders of the parent	**18.8**	**32.6**	**1.3**	**0.5**	**2.3**	**0.7**	**0.9**	**14.9**	**1.2**	**0.0**	—
Dividends paid/(received)	33.4	32.0	0.0	0.6	1.0	0.8	0.3	32.0	1.4	0.0	—
Retained profit/(loss) for the financial year	**-14.7**	**0.6**	**1.3**	**-0.1**	**1.3**	**-0.2**	**0.5**	**-17.1**	**-0.2**	**0.0**	—
Aggregation (%)	N/A	0.0%	100.0%	45.0%	50.0%	45.0%	100.0%	100.0%	0.0%	100.0%	—
Ownership (%)[6]	N/A	0.0%	100.0%	45.0%	50.0%	45.0%	80.0%	100.0%	0.0%	100.0%	—

(1) Profit and loss information presented for each of the U.K. Wind Farm Companies is for the year ended March 31, 2007, unless otherwise stated.
(2) Beaufort and Wind Resources are holding companies and not included in the aggregation to avoid double counting.
(3) Celtpower Limited information for 2007 is for the year ended December 31, 2006.
(4) Wolfbog Wind Farm Limited information for 2007 is for the five month period ended March 31, 2007.
(5) Morecambe Wind Ltd. is a dormant company.
(6) Aggregation has been performed proportionally to the participation stated in the ownership (%) line

Aggregation of Statements of Profit and Loss (£ in thousands)	TOTAL	Beaufort Energy Ltd.[2]	Callagheen Wind Farm Ltd.	Carland Cross Ltd.	CeltPower Ltd.[3]	Coal Clough Ltd.	Coldham Windfarm Ltd.	CRE Energy Ltd.[4]	Wind Resources Ltd.[2]	Wolf Bog Wind Farm Ltd.[5]	Morecambe Wind Ltd.[6]
	2007 Profit and Loss[1] (£ in thousands)										
Turnover	62,060	32,635	4,302	1,259	5,606	1,791	3,482	50,100	3,050	0	—
Operating cost	10,229	0	311	256	2,033	345	331	8,300	601	0	—
Operating profit/loss (EBITDA)	51,831	32,635	3,991	1,003	3,573	1,447	3,151	41,800	2,450	0	—
Depreciation&Amortization	13,980		943	339	440	549	817	11,600	889		
(EBIT)	37,851	32,635	3,048	664	3,133	897	2,334	30,200	1,561	0	—
Interest income/(expense)	-9,885	0	-1,124	40	7	56	-812	-8,000	96	4	—
PBT	27,966	32,635	1,924	704	3,140	953	1,522	22,200	1,657	4	—
Tax income/(payable)	-8,992	0	-578	-211	-867	-286	-457	-7,300	-497	0	—
Profit/Loss after tax before minorities	**18,974**	**32,635**	**1,346**	**493**	**2,273**	**667**	**1,065**	**14,900**	**1,160**	**4**	—
Minorities	213	0	0	0	0	0	213	0	0	0	—
Net income attributable to equity holders of the parent	**18,761**	**32,635**	**1,346**	**493**	**2,273**	**667**	**852**	**14,900**	**1,160**	**4**	—
Dividends paid/(received)	33,446	32,000	0	590	1,000	820	311	32,000	1,410	0	—
Retained profit/(loss) for the financial year	**-14,685**	**635**	**1,346**	**-97**	**1,273**	**-153**	**541**	**-17,100**	**-250**	**4**	—
Aggregation (%)	N/A	0.0%	100.0%	45.0%	50.0%	45.0%	100.0%	100.0%	0.0%	100.0%	—
Ownership (%)[7]	N/A	0.0%	100.0%	45.0%	50.0%	45.0%	80.0%	100.0%	0.0%	100.0%	—

(1) Profit and loss information presented for each of the U.K. Wind Farm Companies is for the year ended March 31, 2007, unless otherwise stated.

(2) Beaufort and Wind Resources are holding companies and not included in the aggregation to avoid double counting.

(3) Celtpower Limited information for 2007 is for the year ended December 31, 2006.

(4) Because profit and loss information presented for CRE Energy Ltd. for the year ended March 31, 2007 was originally presented in millions of British pounds sterling, such information has been rounded in order to present this information in thousands of British pounds sterling for comparative purposes only.

(5) Wolfbog Wind Farm Limited information for 2007 is for the five month period ended March 31, 2007.

(6) Morecambe Wind Ltd. is a dormant company.

(7) Aggregation has been performed proportionally to the participation stated in the ownership (%) line

Unaudited Aggregated Financial Data of the U.K. Wind Companies for the year ended March 31, 2006

Aggregation of Statements of Profit and Loss (£ in millions)	2006 Profit and Loss[1] TOTAL	Beaufort Energy Ltd.[2]	Callagheen Wind Farm Ltd.[3]	Carland Cross Ltd.	CeltPower Ltd.[4]	Coal Clough Ltd.	Coldham Windfarm Ltd.	CRE Energy Ltd.	Wind Resources Ltd.[2]	Wolf Bog Wind Farm Ltd.[5]	Morecambe Wind Ltd.[6]
						(£ in millions)					
Turnover	33.4	0.4	0.1	1.0	4.1	1.5	1.1	29.1	2.5	0.0	—
Operating cost	7.8	0.0	0.0	0.3	1.4	0.4	0.1	6.7	0.6	0.0	—
Operating profit/loss (EBITDA)	25.6	0.4	0.1	0.8	2.7	1.1	1.0	22.4	1.9	0.0	—
Depreciation&Amortization	8.7	0.0	0.1	0.3	0.4	0.5	0.1	7.8	0.9	0.0	—
(EBIT)	16.9	0.4	0.0	0.4	2.2	0.5	0.8	14.6	1.0	0.0	—
Interest income/(expense)	-2.4	0.0	-0.4	0.0	0.1	0.0	-0.4	-1.6	0.1	0.0	—
PBT	14.6	0.4	-0.4	0.5	2.3	0.6	0.4	12.9	1.0	0.0	—
Tax income/(payable)	-4.4	0.0	0.1	-0.1	-0.7	-0.2	-0.1	-3.9	-0.3	0.0	—
Profit/Loss after tax before minorities	**10.2**	**0.4**	**-0.3**	**0.3**	**1.6**	**0.4**	**0.3**	**9.0**	**0.7**	**0.0**	**—**
Minorities	0.1	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	—
Net income attributable to equity holders of the parent	**10.1**	**0.4**	**-0.3**	**0.3**	**1.6**	**0.4**	**0.2**	**9.0**	**0.7**	**0.0**	**—**
Dividends paid/(received)	1.4	0.0	0.0	0.3	2.0	0.6	0.0	0.0	0.9	0.0	—
Retained profit/(loss) for the financial year	**8.7**	**0.4**	**-0.3**	**0.0**	**-0.4**	**-0.1**	**0.2**	**9.0**	**-0.2**	**0.0**	**—**
Aggregation (%)	N/A	0.0%	100.0%	45.0%	50.0%	45.0%	100.0%	100.0%	0.0%	100.0%	—
Ownership (%)[7]	N/A	0.0%	100.0%	45.0%	50.0%	45.0%	80.0%	100.0%	0.0%	100.0%	—

(1) Profit and loss information presented for each of the U.K. Wind Farm Companies is for the year ended March 31, 2006, unless otherwise stated.
(2) Beaufort and Wind Resources are holding companies and not included in the aggregation to avoid double counting.
(3) Callagheen Wind Farm Limited information for 2006 is for the 5 month period ended March 31, 2006.
(4) Celtpower Limited information for 2006 is for the year ended December 31, 2005.
(5) Wolfbog Wind Farm Limited information for 2006 is for the year ended October 31, 2006.
(6) Morecambe Wind Ltd. is a dormant company.
(7) Aggregation has been performed proportionally to the participation stated in the ownership (%) line.

Aggregation of Statements of Profit and Loss (£ in thousands)	TOTAL	Beaufort Energy Ltd.(2)	Callagheen Wind Farm Ltd.(3)	Carland Cross Ltd.	CeltPower Ltd.(4)	Coal Clough Ltd.	Coldham Windfarm Ltd.	CRE Energy Ltd.	Wind Resources Ltd.(2)	Wolf Bog Wind Farm Ltd.(5)	Morecambe Wind Ltd.(6)
	2006 Profit and Loss(1) (£ in thousands)										
Turnover	33,402	396	81	1,040	4,066	1,478	1,093	29,062	2,518	0	—
Operating cost	7,801	0	10	257	1,415	382	116	6,680	639	0	—
Operating profit/loss (EBITDA)	25,601	396	71	783	2,651	1,096	977	22,382	1,879	0	—
Depreciation&Amortization	8,654		77	339	440	549	136	7,821	889		
(EBIT)	16,947	396	-6	444	2,211	547	841	14,561	991	0	—
Interest income/(expense)	-2,373	0	-395	23	85	33	-397	-1,645	56	-4	—
PBT	14,574	396	-401	467	2,296	580	444	12,916	1,046	-4	—
Tax income/(payable)	-4,401	0	121	-143	-743	-174	-133	-3,875	-317	0	—
Profit/Loss after tax before minorities	**10,173**	**396**	**-280**	**324**	**1,553**	**406**	**311**	**9,041**	**729**	**-4**	**—**
Minorities	62	0	0	0	0	0	62	0	0	0	—
Net income attributable to equity holders of the parent	**10,111**	**396**	**-280**	**324**	**1,553**	**406**	**249**	**9,041**	**729**	**-4**	**—**
Dividends paid/(received)	1,396	0	0	330	2,000	550	0	0	880	0	—
Retained profit/(loss) for the financial year	**8,715**	**396**	**-280**	**-6**	**-447**	**-144**	**249**	**9,041**	**-151**	**-4**	**—**
Aggregation (%)	N/A	0.0%	100.0%	45.0%	50.0%	45.0%	100.0%	100.0%	0.0%	100.0%	—
Ownership (%)(7)	N/A	0.0%	100.0%	45.0%	50.0%	45.0%	80.0%	100.0%	0.0%	100.0%	—

(1) Profit and loss information presented for each of the U.K. Wind Farm Companies is for the year ended March 31, 2006, unless otherwise stated.
(2) Beaufort and Wind Resources are holding companies and not included in the aggregation to avoid double counting.
(3) Callagheen Wind Farm Limited information for 2006 is for the 5 month period ended March 31st 2006.
(4) Celtpower Limited information for 2006 is for the year ended December 31st 2005.
(5) Wolfbog Wind Farm Limited information for 2006 is for the year ended October 31st 2006.
(6) Morecambe Wind Ltd. is a dormant company.
(7) Aggregation has been performed proportionally to the participation stated in the ownership (%) line.

Unaudited Aggregated Financial Data of the U.K. Wind Companies for the year ended March 31, 2005

Aggregation of Statements of Profit and Loss (£ in millions)	2005 Profit and Loss[1]										
	TOTAL	Beaufort Energy Ltd.[2]	Callagheen Wind Farm Ltd.[3]	Carland Cross Ltd.	CeltPower Ltd.[5]	Coal Clough Ltd.	Coldham Windfarm Ltd.[4]	CRE Energy Ltd.	Wind Resources Ltd.[2]	Wolf Bog Wind Farm Ltd.[6]	Morecambe Wind Ltd.[7]
	(£ in millions)										
Turnover	24.9	0.9	0.0	0.9	4.3	1.3	0.0	21.8	2.1	0.0	—
Operating cost	4.0	0.0	0.0	0.4	1.0	0.3	0.0	3.2	0.7	0.0	—
Operating profit/loss (EBITDA)	20.9	0.9	0.0	0.5	3.2	1.0	0.0	18.6	1.5	0.0	—
Depreciation&Amortization	5.9	0.0	0.0	0.4	0.4	0.6	0.0	5.3	0.9	0.0	—
(EBIT)	15.0	0.9	0.0	0.1	2.8	0.4	0.0	13.3	0.5	0.0	—
Interest income/(expense)	-2.6	0.0	0.0	0.0	0.1	0.0	0.0	-2.6	0.1	0.0	—
PBT	12.4	0.9	0.0	0.2	2.9	0.4	0.0	10.7	0.6	0.0	—
Tax income/(payable)	-3.7	0.0	0.0	0.0	-0.9	-0.1	0.0	-3.2	-0.2	0.0	—
Profit/Loss after tax before minorities	**8.7**	**0.9**	**0.0**	**0.1**	**2.0**	**0.3**	**0.0**	**7.5**	**0.4**	**0.0**	—
Minorities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	—
Net income attributable to equity holders of the parent	**8.7**	**0.9**	**0.0**	**0.1**	**2.0**	**0.3**	**0.0**	**7.5**	**0.4**	**0.0**	—
Dividends paid/(received)	1.9	0.0	0.0	0.5	2.0	1.4	0.0	0.0	1.9	0.0	—
Retained profit/(loss) for the financial year	**6.8**	**0.9**	**0.0**	**-0.4**	**0.0**	**-1.1**	**0.0**	**7.5**	**-1.5**	**0.0**	—
Aggregation (%)	N/A	0.0%	100.0%	45.0%	50.0%	45.0%	100.0%	100.0%	0.0%	100.0%	—
Ownership (%)[8]	N/A	0.0%	100.0%	45.0%	50.0%	45.0%	80.0%	100.0%	0.0%	100.0%	—

(1) Profit and loss information presented for each of the U.K. Wind Farm Companies is for the year ended March 31, 2005, unless otherwise stated.
(2) Beaufort and Wind Resources are holding companies and not included in the aggregation to avoid double counting.
(3) Callagheen Wind Farm Limited information for 2005 is for the period from May 1, 2004 to October 31, 2005 (18 months).
(4) Coldham Windfarm Limited in 2005 information is for the period from August 2, 2004 to March 31, 2005.
(5) Celtpower Limited information for 2005 is for the year ended December 31, 2004.
(6) Wolfbog Wind Farm Limited information for 2005 is for the year ended October 31, 2005 and is unaudited.
(7) Morecambe Wind Ltd. is a dormant company.
(8) Aggregation has been performed proportionally to the participation stated in the ownership (%) line.

Aggregation of Statements of Profit and Loss (£ in thousands)	TOTAL	Beaufort Energy Ltd.(2)	Callagheen Wind Farm Ltd.(3)	Carland Cross Ltd.	CeltPower Ltd.(5)	Coal Clough Ltd.	Coldham Windfarm Ltd.(4)	CRE Energy Ltd.	Wind Resources Ltd.(2)	Wolf Bog Wind Farm Ltd.(6)	Morecambe Wind Ltd.(7)
					2005 Profit and Loss(1) (£ in thousands)						
Turnover	**24,892**	851	0	863	4,283	1,287	0	21,783	2,150	0	—
Operating cost	**4,013**	0	0	368	1,045	318	0	3,182	686	0	—
Operating profit/loss (EBITDA)	**20,879**	851	0	495	3,238	969	0	18,601	1,464	0	—
Depreciation&Amortization	**5,886**			358	430	567		5,255	924		
(EBIT)	**14,993**	851	0	137	2,808	403	0	13,346	540	0	—
Interest income/(expense)	**-2,577**	0	0	21	89	39	0	-2,648	60	0	—
PBT	**12,416**	851	0	158	2,897	441	0	10,698	599	0	—
Tax income/(payable)	**-3,723**	0	0	-43	-864	-132	0	-3,212	-175	0	—
Profit/Loss after tax before minorities	**8,693**	**851**	**0**	**115**	**2,033**	**309**	**0**	**7,486**	**424**	**0**	—
Minorities	**0**	0	0	0	0	0	0	0	0	0	—
Net income attributable to equity holders of the parent	**8,693**	**851**	**0**	**115**	**2,033**	**309**	**0**	**7,486**	**424**	**0**	—
Dividends paid/(received)	**1,851**	0	0	530	2,000	1,360	0	0	1,890	0	—
Retained profit/(loss) for the financial year	**6,843**	**851**	**0**	**-415**	**33**	**-1,051**	**0**	**7,486**	**-1,466**	**0**	—
Aggregation (%)	**N/A**	0.0%	100.0%	45.0%	50.0%	45.0%	100.0%	100.0%	0.0%	100.0%	—
Ownership (%)(8)	**N/A**	0.0%	100.0%	45.0%	50.0%	45.0%	80.0%	100.0%	0.0%	100.0%	—

(1) Profit and loss information presented for each of the U.K. Wind Farm Companies is for the year ended March 31, 2005, unless otherwise stated.
(2) Beaufort and Wind Resources are holding companies and not included in the aggregation to avoid double counting.
(3) Callagheen Wind Farm Limited information for 2005 is for the period from May 1, 2004 to October 31,2005 (18 months).
(4) Coldham Windfarm Limited information for 2005 is for the period from August 2, 2004 to March 31, 2005.
(5) Celtpower Limited information for 2005 is for the year ended December 31, 2004.
(6) Wolfbog Wind Farm Limited information for 2005 is for the year ended October 31, 2005 and is unaudited.
(7) Morecambe Wind Ltd. is a dormant company.
(8) Aggregation has been performed proportionally to the participation stated in the ownership (%) line.

Beaufort Energy Limited

Directors' Report and Accounts
for the year ended 31 March 2007

Beaufort Energy Limited

Directors' Report and Accounts
for the year ended 31 March 2007

Contents

Beaufort Energy Limited

Report of the Directors

The directors present their report and audited Accounts for the year ended 31 March 2007.

This directors' report has been prepared in accordance with certain special provisions relating to small sized companies under section 246(4) of the Companies Act 1985.

Activities and review

Beaufort Energy Limited, "the company", was established as a holding company for subsidiary companies involved in wind powered electricity generation. The Company was not involved in any other Trading during the year and the directors do not anticipate that it will otherwise trade in the future.

On 22 May 2007, Iberdrola S.A., the company's ultimate parent company, announced plans to sell up to 20% of the shares in its renewable energy subsidiary, Iberdrola Energias Renovables (Iberenova). The board of Iberdrola also authorized a reorganisation of this business area with the goal of incorporating all renewable energy-related companies within the Iberdrola and ScottishPower groups, including Beaufort Energy Limited in Iberenova, prior to the sale of the Iberenova shares.

Results and dividends

The profit for the year amounted to £32,635,000 (2006: £396,000). The aggregate dividends paid during the year amounted to £32,000,000 (2006: £nil).

Directors and their interests

The directors who held office during the year were as follows:

Keith Anderson	
Alan Bryce	(resigned 16 October 2006)
Hugh Finlay	(appointed 16 October 2006)

Statement of director's responsibilities

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable laws and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The financial statements are required by law to give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing these financial statements, the directors are required to:

- Select suitable accounting policies and then apply them consistently;
- Make judgements and estimates that are reasonable and prudent;
- State whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Disclosure of information to auditors

Each of the persons who is a director at the date of approval of this report confirms that:

- as far as the director is aware, there is no relevant audit information of which the company's auditors are unaware; and
- the director has taken all the steps he ought to have taken as a director in order to make himself aware of any relevant audit information and to establish the company's auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of Section 234ZA of the Companies Act 1985.

Auditors

Under Section 379A of the Companies Act 1985, the company has elected to dispense with the following obligations:

- to lay accounts and reports before general meetings;
- to hold annual general meetings; and
- to appoint auditors annually.

During the year Deloitte & Touche LLP were appointed as auditors of the company for the year ending 31 March 2007.

On behalf of the Board

Keith Anderson
Director
13 July 2007

Beaufort Energy Limited

Accounting Policies and Definitions

Definitions

Associated undertakings

Associated undertakings are entities in which the company holds a long-term participating interest and exercises significant influence.

Subsidiary undertakings

Entities in which the company holds a long-term controlling interest.

Company

Beaufort Energy Limited

Scottish Power

Scottish Power Limited (formerly Scottish Power plc)

Accounting Policies

Basis of accounting

The accounts have been prepared under the historical cost convention, and in accordance with applicable accounting standards in the UK and comply with the requirements of the Companies Act 1985.

Basis of preparation

The Accounts contain information about Beaufort Energy Limited as an individual company and do not contain consolidated financial information as the parent of subsidiary companies. The company is exempt under section 228 of the Companies Act 1985 from the requirement to prepare consolidated Accounts as it and its subsidiary undertakings are included by full consolidation in the consolidated Accounts of its parent, Scottish Power Limited, a company registered in Scotland.

Cash flow statement

The company is exempt from including a statement of cash flows in its Accounts, as it is a wholly owned subsidiary of Scottish Power Limited, which will include a consolidated statement of cash flows in its consolidated Accounts.

Income from fixed Asset investments

Dividend income received from subsidiary and associated undertakings is recognized in the profit and loss account when it is paid.

Current tax

Current tax, comprising UK corporation tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Investments

Investments in subsidiary and associated undertakings are stated in the balance sheet at cost, less provision for any impairment in value.

Beaufort Energy Limited

Profit and Loss Account
for the year ended 31 March 2007

	Notes	2007	2006
		£'000	£'000
Income received from fixed asset investments		32,635	396
Operating profit	1	32,635	396
Profit on ordinary activities before taxation		32,635	396
Taxation	3	—	—
Profit for the year	10	32,635	396

The above results relate to continuing operations.

A statement of total recognised gains and losses and a note of historical cost profits and losses are not shown, as all gains and losses for both years are recognised in the profit and loss account under the historical cost convention.

The Accounting Policies and Definitions on page 3, together with the Notes on page 7 to 9, form part of these Accounts.

Beaufort Energy Limited

Reconciliation of Movements in Shareholder's Funds for the year ended 31 March 2007

	Notes	2007	2006
		£'000	£'000
Profit for the financial year		**32,635**	396
Dividends	4	**(32,000)**	—
Net movement in shareholder's funds		**635**	396
Opening shareholder's funds		**1,980**	1,584
Closing shareholder's funds	10	**2,615**	1,980

The Accounting Policies and Definitions on page 3, together with the Notes on pages 7 to 9, form part of these Accounts.

Beaufort Energy Limited

Balance Sheet
as at 31 March 2007

	Notes	2007 £'000	2006 £'000
Fixed assets			
Investments	5	**1,738**	1,738
Current assets			
Debtors	6	**32,001**	1,980
Creditors: amounts falling due within one year			
Loans and other borrowings	7	**(31,124)**	—
Other creditors	8	**—**	(1,738)
Net current assets		**877**	242
Net assets		**2,615**	1,980
Called up share capital	9, 10	**—**	—
Profit and loss account	10	**2,615**	1,980
Shareholder's funds		**2,615**	1,980

The called up share capital of the company is £2 (2006: £2)

The Accounting Policies and Definitions on page 3, together with the Notes on pages 7 to 9, form part of these Accounts.

Approved by the Board on 13 July 2007 and signed on its behalf by



Keith Anderson
Director

Beaufort Energy Limited

Notes to the Accounts
for the year ended 31 March 2007

1 Operating Profit

The auditors' remuneration for the audit of the company was £500 (2006: £500). The audit fees for both years were borne by the immediate parent company, Scottish Power Generation Limited.

2 Employee Information

The company has no employees (2006: nil). The directors received no remuneration (2006: £nil) from the company in respect of services to the company.

3 Taxation

	2007	2006
	£'000	£'000
Current tax:		
UK corporation tax	—	—
Total tax on profit on ordinary activities	—	—

The current tax charge on profit on ordinary activities for the year varied from standard rate of UK Corporation tax as follows:

	2007	2006
	£'000	£'000
Current tax:		
UK corporation tax at 30%	9,790	119
Permanent differences dividend income	(9,790)	(119)
Current tax charge for year	—	—

4 Dividends

	2007	2006
	£'000	£'000
Interim dividend paid	32,000	—
Total dividends paid	32,000	—

5 Fixed asset investments

	Associated undertaking	
	2007	2006
	£'000	£'000
At 1 April and 31 March	1,738	1,738

The investment in the associated undertaking represents the investment in Wind Resources Limited, a company incorporated in England, which generates wind-powered electricity. The cost of this investment is £1,738,419, being 45% of the £1 ordinary shares of the company.

Fixed asset investments also includes an investment of £2, being 100% of the £1 ordinary shares of CRE Energy Limited, a wholly owned subsidiary undertaking incorporated in Northern Ireland, which generates wind-powered electricity.

6 Debtors

	2007	2006
	£'000	£'000
Amounts falling due within one year:		
Amounts owed by group undertakings	—	1,980
Load owned by subsidiary undertaking	32,001	—
	32,001	1,980

7 Loans and other borrowings

	2007	2006
	£'000	£'000
Amounts falling due within one year:		
Loans owed to group companies	**31,124**	—

The loans owed to group undertakings are repayable on demand. Interest is calculated at a rate of 1% above the Royal Band of Scotland plc's base rate.

8 Other Creditors

	2007	2006
	£'000	£'000
Amounts falling due within one year:		
Amounts owed to group undertakings	—	1,738

9 Share capital

	2007	2006
	£	£
Authorised:		
100 (2006: 100) ordinary shares of £1 each	**100**	100
Allotted, called up and fully paid:		
2 (2006: 2) ordinary shares of £1 each	**2**	2

10 Analysis of movements in shareholder's funds

	Share capital	Profit and loss account	Total
	£'000	£'000	£'000
At 1 April 2006	—	1,980	1,980
Profit for the year	—	32,635	32,635
Dividends	—	(32,000)	(32,000)
At 31 March 2007	**—**	**2,615**	**2,615**

11 Related party transactions

Scottish Power Limited had ultimate control over the company during the year. The company has taken an exemption, as allowed by FRS 8 'Related Party Disclosure', not to disclose related party transactions with other group companies as the parent company, Scottish Power Limited publishes full statutory consolidated Accounts.

12 Ultimate parent company

At 31 March 2007 the directors regarded Scottish Power Limited to be the ultimate parent company, which is also the parent company of the largest group in which the results of the company are consolidated. The parent company of the smallest group in which the results of the company are consolidated is Scottish Power UK plc. Copies of both companies' consolidated Accounts can be obtained from The Secretary, Scottish Power Limited, 1 Atlantic Quay, Glasgow, G2 8SP. Subsequent to the year end, on 23 April 2007 Scottish Power Limited was acquired by Iberdrola S.A. From this date the directors consider Iberdrola S.A. to be the ultimate parent company.

Independent Auditors' Report
To the shareholder of Beaufort Energy Limited

We have audited the financial statements of Beaufort Energy Limited for the year ended 31 March 2007 which comprise the Accounting Policies and Definitions, the Profit and Loss Account, the Balance Sheet, the Reconciliation of Movements in Shareholder's Funds and the related notes 1 to 12. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinion we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the financial statements in accordance with applicable law and United Kingdom Accounting Standards (united Kingdom Generally Accepted Accounting Practice) are set our in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and air view and are properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 March 2007 and of its profit for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the directors' Report is consistent with the financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Glasgow, United Kingdom
10th July 2007

Beaufort Energy Limited

Directors' Report and Accounts
for the year ended 31 March 2006

Beaufort Energy Limited

Directors' Report and Accounts
for the year ended 31 March 2006

Contents

Beaufort Energy Limited

Report of the Directors

The directors present their report and audited Accounts for the year ended 31 March 2006.

Activities and review

Beaufort Energy Limited, "the company", was established as a holding company for subsidiary companies involved in wind powered electricity generation. The company was not involved in trading during the year and the directors do not anticipate that it will trade in the future.

Results and dividends

The profit for the year amounted to £396.000 (2005: £851,000). The directors recommend that no dividend be paid in respect of the year ended 31 March 2006 (2005: £nil). and that the retained profit for the year be transferred to reserves.

Directors and their interests

The directors who held office during the year were as follows:

Keith Anderson	(appointed 23 June 2005)
Alan Bryce	
Susan Reilly	(resigned 23 June 2005)

Alan Bryce resigned on 16 October 2006 and was replaced by Hugh Finlay on the same day.

Neither of the directors who held office at the end of the financial year had any disclosable interests in the shares of the company. The interests of the director (other than those who are also directors of a parent company of the company) in the shares of Scottish Power plc, at the beginning of the year, or date of appointment if later, and end of the year, were as follows:

Keith Anderson	As at date of appointment (23 June 2005)	Granted/ appropriated/ other net movement	Exercised	Lapsed	Vested	At 31 March 2006
Shares						
Ordinary Shares (*)	10,269	369	—	—	—	10,638
ESOP Free & Matching Shares (#)	1,639	204	—	—	—	1,843
LTIP—Potential (**)	31,733	—	—	—	—	31,733
Options						
Executive Scheme	48,182	—	—	—	—	48,182
Sharesave Scheme	5,123	—	—	—	—	5,123

(*) These shares include Partnership Shares purchased pursuant to the Inland Revenue approved ScottishPower Employee Share Ownership Plan (ESOP).

(#) All Free Shares and Matching Shares appropriated pursuant to the ScottishPower ESOP are held in Trust and are subject to forfeiture provisions during the three year period from the date of appropriation.

(**) These shares represent, in each case, the maximum number of shares which the directors may receive, dependent on the satisfaction of certain performance criteria as approved by the shareholders of Scottish Power plc in connection with the Long Term Incentive Plan.

As permitted by Statutory Instrument, the Register of Directors' Interests maintained pursuant to Section 325 of the Companies Act 1985 does not contain the interests of directors who are also directors of a company of which Beaufort Energy Limited is a wholly owned subsidiary. Accordingly, the interests of Alan Bryce are disclosed in the Directors" Report and Accounts for the year ended 31 March 2006 of ScottishPower Generation Limited.

Directors' responsibilities

The directors are required by UK company law to prepare Accounts for each financial year which give a true and fair view of the state of affairs of the company as at the end of the financial year, and of the profit or loss of the company for the year.

The directors confirm that suitable accounting policies have been used and applied consistently and that reasonable and prudent judgements and estimates have been made in the preparation of the Accounts for the year ended 31 March 2006. The directors also confirm that applicable accounting standards have been followed and that the Accounts have been prepared on the going concern basis.

The directors are responsible for maintaining proper accounting records and sufficient internal controls to safeguard the assets of the company and to prevent and detect fraud or any other irregularities.

Each of the directors in office as at the date of this Directors' Report and Accounts confirms that:

- so far as he is aware, there is no relevant audit information of which the company's auditors are unaware; and
- he has taken all the steps that he ought to have taken as a director in order to make himself aware of any relevant audit information and to establish that the company's auditors are aware of that information.

Auditors

Under Section 379A of the Companies Act 1985, the company has elected to dispense with the following obligations:

- to lay accounts and reports before general meetings;
- to hold annual general meetings; and
- to appoint auditors annually.

During the year, Scottish Power plc, the company's ultimate parent company, carried out a competitive tender in relation to the provision of audit services. Following the outcome of this exercise, the Board of Scottish Power plc, on recommendation of the Audit Committee of Scottish Power plc, sought shareholder approval at the Annual General Meeting of Scottish Power plc to appoint Deloitte & Touche LLP in place of the retiring auditors, PricewaterhouseCoopers LLP. This approval was obtained and the directors of Beaufort Energy Limited will propose the appointment of Deloitte & Touche LLP as auditors of the company for the year ending 31 March 2007.

By Order of the Board

Rhona Gregg
Secretary
16 November 2006

Beaufort Energy Limited

Accounting Policies and Definitions

Definitions

Associated undertakings

Associated undertakings are entities in which the company holds a long-term participating interest and exercises significant influence.

Company

Beaufort Energy Limited

ScottishPower

Scottish Power plc

Ultimate parent company

Scottish Power plc

Accounting Policies

Basis of accounting

The Accounts have been prepared under the historical cost convention, and in accordance with applicable accounting standards in the UK and comply with the requirements of the Companies Act 1985.

Basis of preparation

The Accounts contain information about Beaufort Energy Limited as an individual company and do not contain consolidated financial information as the parent of subsidiary companies. The company is exempt under Section 228 of the Companies Act 1985 from the requirement to prepare consolidated Accounts as it and its subsidiary are included by full consolidation in the consolidated Accounts of its ultimate parent, Scottish Power plc, a company registered in Scotland.

Statement of cash flows

The company is exempt from including a statement of cash flows in its Accounts, as it is a wholly owned subsidiary of Scottish Power plc, which has included a consolidated statement of cash flows in its consolidated Accounts.

Investments

Fixed asset investments are stated in the balance sheet at cost less provision for any impairment in value.

Taxation

Where required, and in accordance with Financial Reporting Standard ("FRS") 19, 'Deferred Tax', full provision for deferred tax is made on a non-discounted basis.

Income from associated undertakings

Dividend income received from associated undertakings is recognised in the profit and loss account when it is paid.

Beaufort Energy Limited

Profit and Loss Account
for the year ended 31 March 2006

	Notes	2006 £'000	2005 £'000
Income received from associated undertakings		396	851
Operating profit	1	396	851
Profit on ordinary activities before taxation		396	851
Taxation	3	—	—
Profit for the year	8	396	851

The above results relate to continuing operations.

A statement of total recognised gains and losses and a note of historical cost profits and losses are not shown, as all gains and losses for both years are recognised in the profit and loss account under the historical cost convention.

The Accounting Policies and Definitions on page 3, together with the Notes on pages 6 to 8, form part of these Accounts.

Beaufort Energy Limited

Balance Sheet
as at 31 March 2006

	Notes	2006 £'000	2005 £'000
Fixed assets			
Investments	4	1,738	1,738
Current assets			
Debtors	5	1,980	1,584
Net current assets		1,980	1,584
Total assets		3,718	3,322
Creditors: amounts falling due after more than one year			
Other creditors	6	(1,738)	(1,738)
Net assets		1,980	1,584
Called up share capital	7, 8	—	—
Profit and loss account	8	1,980	1,584
Equity shareholders' funds	8	1,980	1,584

The called up share capital of the company is £2 (2005: £2)

The Accounting Policies and Definitions on page 3, together with the Notes on pages 6 to 8, form part of these Accounts.

Approved by the Board on 16 November 2006 and signed on its behalf by

Hugh Finlay
Director

Beaufort Energy Limited

Notes to the Accounts
for the year ended 31 March 2006

1 Operating profit

The audit fees of the company for both years were home by the ultimate parent company, Scottish Power plc, and continue to be borne by Scottish Power plc.

2 Employee information

The company has no employees (2005: nil).

The directors received no remuneration from the company in respect of services to the company.

3 Tax on profit on ordinary activities

	2006 £'000	2005 £'000
Current tax:		
UK corporation tax at 30% on profit for the year	**(119)**	(255)
Permanent differences: distribution from associated undertakings	**119**	255
Total tax on profit on ordinary activities	—	—

4 Fixed asset investments

	Associated undertaking	
	2006 £'000	2005 £'000
At 1 April and 31 March	**1,738**	1,738

Investments include a £2 investment in the shares of CRE Energy Limited, a wholly owned subsidiary company incorporated in Northern Ireland.

The cost of the investment in Wind Resources Limited is £1.7 million, representing a 45% shareholding in the business, which generates wind-powered electricity. The aggregate amount of capital and reserves of this company at 31 March 2005, the date of the last audited Accounts, was £6.1 million (2004: £7.6 million) and its profit for the year then ended was £0.4 million (2004: £4.0 million) before dividends of £1.9 million (2004: £0.9 million).

5 Debtors

	2006 £'000	2005 £'000
Amounts falling due within one year:		
Amounts owed by group undertakings	**1,980**	1,584

6 Other creditors

	2006 £'000	2005 £'000
Amounts Falling due after more than one year:		
Amounts owed to group undertakings	**1,738**	1,738

7 Share capital

	2006 £	2005 £
Authorised:		
100(2005: 100) ordinary shares of £l each	**100**	100
Allotted, called up and fully paid:		
2(2005: 2)ordinary shares of £1 each	**2**	2

8 Analysis of movements in shareholders' funds

	Share capital	Profit and loss account	2006 Total
	£'000	£'000	£'000
At 1 April 2005	—	1,584	1,584
Profit for the year	—	396	396
At 31 March 2006	—	**1,980**	**1,980**

9 Related party transactions

Scottish Power plc has ultimate control over the company. The company has taken an exemption, as allowed by FRS 8 'Related Party Disclosure', not to disclose related party transactions with other group companies as the parent company publishes full statutory consolidated Accounts.

10 Ultimate parent company

The directors regard Scottish Power plc as the ultimate parent company, which is also the parent company of the largest group in which the results of the company are consolidated. The parent company of the smallest group in which the results of the company are consolidated is Scottish Power UK plc. Copies of both companies' consolidated Accounts can be obtained from The Secretary, Scottish Power plc, 1 Atlantic Quay, Glasgow, G2 8SP.

Beaufort Energy Limited

Independent Auditors' Report
To the members of Beaufort Energy Limited

We have audited the financial statements of Beaufort Energy Limited for the year ended 31 March 2006 which comprise the Accounting Policies and Definitions, the Profit and Loss Account, the Balance Sheet and the related notes. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of directors and auditors

As described in the Statement of Directors' Responsibilities the company's directors are responsible for the preparation of the financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. We also report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements:

- give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 March 2006 and of its profit for the year then ended; and
- have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the financial statements.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Glasgow

16 November 2006

Beaufort Energy Limited

Directors' Report and Accounts
for the year ended 31 March 2005

Beaufort Energy Limited

Directors' Report and Accounts
for the year ended 31 March 2005

Contents

Beaufort Energy Limited

Report of the Directors

The directors present their report and audited Accounts for the year ended 31 March 2005.

Activities and review

The company was established as a holding company for subsidiary companies involved in wind powered electricity generation. The company was not involved in trading during the year and the directors do not anticipate that it will trade in the future.

Results and dividends

The profit for the year amounted to £851,000 (2004: £418,000). The directors recommend that no dividends be paid for the year ended 31 March 2005 (2004: £nil), and that the retained profit for the year be transferred to reserves.

Directors and their interests

The directors who held office during the year were as follows:

Alan Bryce
Susan Reilly

Susan Reilly resigned as a director on 23 June 2005 and was subsequently replaced by Keith Anderson on the same date.

Neither of the directors who held office at the end of the financial year had any disclosable interests in the shares of the company. The interests of the directors (other than those who are also directors of a parent company of the company) in the shares of Scottish Power plc, at the beginning and end of the year, were as follows:

Susan Reilly	At 1 April 2004	Granted/ appropriated/ other net movement	Exercised	Lapsed	Vested	At 31 March 2005
Shares						
Ordinary Shares (*)	5,181	1,193	—	—	—	6,374
ESOP Free & Matching Shares (#)	1,260	370	—	—	—	1,630
Deferred Share Plan (†)	3,251	—	(1,124)	—	—	2,127
LTIP—Potential (**)	42,311	20,192	—	(6,710)	(4,473)	51,320
LTIP—Vested	3,328	—	—	—	4,473	7,801
Options						
Executive Scheme	89,545	33,654	—	—	—	123,199
Sharesave Scheme	3,073	—	—	—	—	3,073

(*) These shares include Partnership Shares purchased pursuant to the Inland Revenue approved ScottishPower Employee Share Ownership Plan (ESOP).

(#) All Free Shares and Matching Shares appropriated pursuant to the ScottishPower ESOP are held in Trust and are subject to forfeiture provisions during the three year period from the date of appropriation.

(†) Deferred shares represent a portion of performance bonus and are held in trust for three years from the award date.

(**) These shares represent, in each case, the maximum number of shares which the directors may receive, dependent on the satisfaction of certain performance criteria as approved by the shareholders of Scottish Power plc in connection with the Long Term Incentive Plan.

As permitted by Statutory Instrument, the Register of Directors' Interests maintained pursuant to Section 325 of the Companies Act 1985 does not contain the interests of directors who are also directors of a company of which Beaufort Energy Limited is a wholly owned subsidiary. Accordingly, the interests of Alan Bryce are disclosed in the Directors' Report and Accounts for the year ended 31 March 2005 of ScottishPower Generation Limited.

Directors' responsibilities

The directors are required by UK company law to prepare Accounts for each financial year which give a true and fair view of the state of affairs of the company as at the end of the financial year, and of the profit or loss of the company for the period.

The directors confirm that suitable accounting policies have been used and applied consistently and that reasonable and prudent judgements and estimates have been made in the preparation of the Accounts for the year ended 31 March 2005. The directors also confirm that applicable accounting standards have been followed and that the Accounts have been prepared on the going concern basis.

The directors are responsible for maintaining proper accounting records and sufficient internal controls to safeguard the assets of the company and to prevent and detect fraud or any other irregularities.

Auditors

Under Section 379A of the Companies Act 1985, the company has elected to dispense with the following obligations:

- to lay accounts and reports before general meetings;
- to hold annual general meetings; and
- to appoint auditors annually.

By order of the Board



Donald McPherson
Secretary
14 October 2005

Beaufort Energy Limited

Accounting Policies and Definitions

Definitions

Associated undertakings

Associated undertakings are entities in which the company holds a long-term participating interest and exercises significant influence.

Accounting Policies

Basis of accounting

The Accounts have been prepared on the going concern basis, under the historical cost convention, and in accordance with applicable accounting standards in the UK and with the requirements of the Companies Act 1985.

The Accounts contain information about Beaufort Energy Limited as an individual company and do not contain consolidated financial information as the parent of subsidiary companies. The company is exempt under Section 228 of the Companies Act 1985 from the requirement to prepare consolidated Accounts as it and its subsidiary are included by full consolidation in the consolidated Accounts of its ultimate parent, Scottish Power plc, a company registered in Scotland.

Statement of cash flows

The company is exempt from including a statement of cash flows in its Accounts, as it is a wholly owned subsidiary of Scottish Power plc, which has included a consolidated statement of cash flows in its consolidated Accounts.

Investments

Fixed asset investments are stated in the balance sheet at cost less provision for any impairment in value.

Taxation

Where required, and in accordance with Financial Reporting Standard 19, 'Deferred Tax', full provision for deferred tax is made on a non-discounted basis.

Associated undertakings

Dividend income received from associated undertakings is recognised in the profit and loss account when it is paid.

Beaufort Energy Limited

Profit and Loss Account
for the year ended 31 March 2005

	Notes	2005	2004
		£'000	£'000
Income received from associated undertakings		851	418
Operating profit	1	851	418
Profit on ordinary activities before taxation		851	418
Taxation	3	—	—
Profit retained	8	851	418

The above results relate to continuing operations.

A statement of total recognised gains and losses and a reconciliation to historical cost profits and losses are not shown, as all gains and losses for both years are recognised in the profit and loss account under the historical cost convention.

The Accounting Policies and Definitions on page 3, together with the Notes on pages 6 to 8, form part of these Accounts.

Beaufort Energy Limited

Balance Sheet
as at 31 March 2005

	Notes	2005	2004
		£'000	£'000
Fixed assets			
Investments	4	1,738	1,738
Current assets			
Debtors	5	1,584	733
Net current assets		1,584	733
Total assets less current liabilities		3,322	2,471
Creditors: amounts falling due after more than one year			
Other creditors	6	(1,738)	(1,738)
Net assets		1,584	733
Called up share capital	7, 8	—	—
Profit and loss account	8	1,584	733
Equity shareholders' funds	8	1,584	733

The called up share capital of the company is £2 (2004: £2)

The Accounting Policies and Definitions on page 3, together with the Notes on pages 6 to 8, form part of these Accounts.

Approved by the Board on 14 October 2005 and signed on its behalf by



Alan Bryce
Director

Beaufort Energy Limited

Notes to the Accounts
for the year ended 31 March 2005

1 Operating profit

The audit fees of the company for both years were borne by the ultimate parent company, Scottish Power plc, and continue to be borne by Scottish Power plc.

2 Employee information

The company has no employees (2004: nil).

The directors received no remuneration from the company in respect of services to the company.

3 Tax on profit on ordinary activities

	2005	2004
	£'000	£'000
Current tax:		
UK corporation tax at 30% on profit for the year	(255)	(125)
Permanent differences: distribution from associated undertakings	255	125
Tax on profit on ordinary activities	—	—

4 Fixed asset investments

	Associated undertaking	
	2005	2004
	£'000	£'000
At 1 April and 31 March	1,738	1,738

Investments include a £2 investment in the shares of CRE Energy Limited, a wholly owned subsidiary company incorporated in Northern Ireland.

The cost of the investment in Wind Resources Limited is £1.7 million, representing a 45% shareholding in the business, which generates wind-powered electricity. The aggregate amount of capital and reserves of this company at 31 March 2004, the date of the last audited Accounts, was £7.6 million (2003: £4.5 million) and its profit for the year then ended was £4.0 million (2003: £0.8 million) before dividends of £0.9 million (2003: £0.4 million).

5 Debtors

	2005	2004
	£'000	£'000
Amounts falling due within one year:		
Amounts owed by group undertakings	1,584	733

6 Other creditors

	2005	2004
	£'000	£'000
Amounts falling due after more than one year:		
Amounts owed to group undertakings	1,738	1,738

7 Share capital

	2005	2004
	£	£
Authorised:		
100 (2004: 100) ordinary shares of £1 each	100	100
Allotted, called up and fully paid:		
2 (2004: 2) ordinary shares of £1 each	2	2

8 Analysis of movements in shareholders' funds

	Share capital	Profit and loss account	2005 Total	2004 Total
	£'000	£'000	£'000	£'000
At 1 April	—	733	733	315
Profit retained	—	851	851	418
At 31 March	—	**1,584**	**1,584**	733

9 Related party transactions

Scottish Power plc has ultimate control over the company. The company has taken an exemption, as allowed by Financial Reporting Standard 8 'Related Party Disclosure', not to disclose related party transactions with other group companies as the parent company publishes full statutory consolidated Accounts.

10 Ultimate parent company

The directors regard Scottish Power plc as the ultimate parent company, which is also the parent company of the largest group in which the results of the company are consolidated. The parent company of the smallest group in which the results of the company are consolidated is Scottish Power UK plc. Copies of both companies' consolidated Accounts can be obtained from The Secretary, Scottish Power plc, 1 Atlantic Quay, Glasgow, G2 8SP.

Independent Auditors' Report
to the members of Beaufort Energy Limited

We have audited the Accounts on pages 3 to 8 which have been prepared under the historical cost convention and the accounting policies set out on page 3.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Directors' Report and Accounts in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the Accounts in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Accounts give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Report of the Directors is not consistent with the Accounts, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Directors' Report and Accounts and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Accounts. The other information comprises the Report of the Directors.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Accounts, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Accounts.

Opinion

In our opinion the Accounts give a true and fair view of the state of the company's affairs at 31 March 2005 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Glasgow

14 October 2005

Callagheen Wind Farm Limited

Directors' Report and Accounts
for the year ended 31 March 2007

Callagheen Wind Farm Limited

Directors' Report and Accounts
for the year ended 31 March 2007

Contents

Callagheen Wind Farm Limited

Report of the Directors

The directors present their report and audited Accounts for the year 31 March 2007.

This directors' report has been prepared in accordance with certain special provisions relating to small sized companies under section 246(4) of the Companies Act 1985.

Activities and review

The principal activity of Callagheen Wind Farm Limited, "the company", is the operation of a wind farm in Northern Ireland. The company will continue with this activity for the foreseeable future.

Review of business and future developments

The operation of a 17MW wind farm located in Northern Ireland began in February 2006 and therefore the year ended 31 March 2007 is the first full year of operations.

At the year end the company had net current liabilities of £15,237,000 (31 March 2006: £18,722,000) including a loan from group undertakings of £19,822,000 (31 March 2006: £18,894,000). The directors consider that sufficient funding will be made available to the company to continue operations and to meet liabilities as they fall due.

On 22 May 2007, Iberdrola S.A., the company's ultimate parent company, announced plans to sell up to 20% of the shares in its renewable energy subsidiary , Iberdrola Energias Renovables (Iberenova). The board of Iberdrola also authorised a reorganisation of this business area with the goal of incorporating all renewable energy-related companies within the Iberdrola and ScottishPower groups, including Callagheen Wind Farm Limited, in Iberenova, prior to the sale of the Iberenova shares.

Results and Dividend

The profit for the year amounted to £1,346,000 (period ended 31 March 2006: loss of £280,000). The aggregate dividends paid during the year amounted to £nil (period ended 31 March 2006: £nil).

Directors and their interests

The directors who held office during the period were as follows:

Keith S Anderson	
John Heasley	(resigned 3 April 2006)
Roger Seshan	(appointed 3 April 2006)

Statement of directors' responsibilities

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable laws and regulations.

Company law requires the directors to prepare financial statement for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The financial statements are required by law to give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing these financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgement and estimates that are reasonable and prudent;
- state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statement comply with the Companies (Northern Ireland) Order 1986. They are also responsible for safeguarding the assets of the company and hence taking reasonable steps for the prevention and detection of fraud and other irregularities.

Disclosure of information to auditors

Each of the persons who is a director at the date of approval of this report confirms that:

- as far as the director is aware, there is no relevant audit information of which the company's auditors are unaware; and
- the director has taken all the steps he or she ought to have taken as a director in order to make himself or herself aware of any relevant audit information and to establish the company's auditors are aware of that information.

The confirmation is given and should be interpreted in accordance with the provisions of Section 242ZA of the Companies (Northern Ireland) Order 1986.

Auditors

The company has elected, pursuant to Article 387A of the Companies (Northern Ireland) Order 1986, to dispense with the following obligations:

- to lay accounts and reports before general meeting;
- to hold annual general meetings; and
- to appoint auditors annually.

During the year Deloitte & Touche LLP were appointed as auditors of the company for the year ending 31 March 2007.

On Behalf of the Board

Keith Anderson
Director
13 July 2007

Callagheen Wind Farm Limited

Accounting Policies and Definitions

Definitions

Revenue cost definitions

Cost of sales

Cost of sales reflects the direct costs of the generation of electricity and the costs of transmitting and distributing units of electricity.

Administrative expenses

Administrative expenses include the indirect costs of the business and the costs of centralised services provided by Scottish Power UK plc.

Other definitions

Company

Callagheen Wind Farm Limited

ScottishPower

Scottish Power Limited (formerly Scottish Power plc.)

Accounting Policies

Basis of accounting

The Accounts have been prepared under the historical cost convention, and in accordance with applicable accounting standards in the UK and comply with the requirements of the Companies (Northern Ireland) Order 1986.

Cash flow statement

The company is exempt from including a statement of cash flows in its Accounts as it is a wholly owned subsidiary of Scottish Power Limited, which will include a consolidated statement of cash flows in its consolidated Accounts.

Turnover

Turnover, which excludes Value Added Tax and trade discounts, comprises the invoiced value of electricity generated. Renewable Obligation Certificates, Levy Exemptions Certificates, and accrued income. Accrued income represents the sales value of energy which is yet to be invoiced and is based on the value of units supplied. Units are determined by energy volumes recorded on the wind farm meters and industry-wide trading and settlement systems. All revenue is earned wholly within the United Kingdom.

Interest

Interest payable and receivable is recognised in the profit and loss account as it is incurred.

Current tax

Current tax, comprising UK corporation tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax

Deferred taxation is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date.

Timing differences are differences between the company's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the years in which timing differences are expected to reverse, based on tax rates and laws enacted or substantially enacted at the balance sheet date.

Tangible fixed assets

Tangible fixed assets are stated at cost and are depreciated on the straight-line method over their estimated operational lives. Tangible fixed assets include capitalised employee and other costs which are directly attributable to the construction of fixed assets. The main depreciation periods used by the company are as set out below.

	Years
Plant and machinery	20

The carrying values of tangible fixed assets are reviewed for impairment in periods if events or changes in circumstances indicate the carrying value may not be recoverable. Impairment losses are recognised in the year in which they are identified.

Decommissioning costs

Provision is made on a discounted basis for the estimated decommissioning costs at the end of the producing lives of the company's wind farm. Capitalised decommissioning costs are depreciated over the useful lives of the related assets. The unwinding of the discount is included within net interest and similar charges.

Leased assets

As lessee

Rentals payable under operating leases are charged to the profit and loss account on a straight line basis over the term of the lease. Contingent rentals payable under operating leases are charged to the profit and loss account as the liability arises.

Callagheen Wind Farm Limited

Profit and Loss Account
for the year ended 31 March 2007

	Notes	Year ended 31 March 2007	Five months ended 31 March 2006
		£'000	£'000
Turnover		**4,302**	81
Cost of sales		**(1,144)**	(87)
Gross profit/(loss)		**3,158**	(6)
Administrative expenses		**(110)**	—
Operating profit/(loss)	1	**3,048**	(6)
Interest payable and similar charges	3	**(1,124)**	(395)
Profit/(loss) on ordinary activities before taxation		**1,924**	(401)
Taxation	4	**(578)**	121
Profit/(loss) for year	12	**1,346**	(280)

The above results relate to continuing operations.

The wind farm began operation on 27 February 2006 therefore the operating loss for the comparative period ended 31 March 2006 represents results for the period from 27 February 2006 to 31 March 2006.

A statement of total recognised gains and losses and a note of historical cost profits and losses are not shown as all gains and losses for both periods are recognised in the profit and loss account under the historical cost convention.

The Accounting Policies and Definitions on pages 3 and 4, together with the Notes on pages 7 to 10, form part of these Accounts.

Callagheen Wind Farm Limited

Balance Sheet
as at 31 March 2007

	Notes	2007 £'000	2006 £'000
Fixed Assets			
Tangible assets	5	**17,931**	18,832
Current assets			
Debtors	6	**1,720**	888
Short-term bank and other deposits		**3,244**	47
		4,964	935
Creditors: amounts falling due within one year			
Loan and other borrowings	7	**(19,822)**	(18,894)
Other creditors	8	**(379)**	(763)
		(20,201)	(19,657)
Net current liabilities		**(15,237)**	(18,722)
Total assets less current liabilities		**2,694**	110
Provision for liabilities			
—Deferred tax	9	**(1,299)**	(76)
—Other	10	**(329)**	(314)
Net assets/(liabilities)		**1,066**	(280)
Called up share capital	11, 12	**—**	—
Profit and loss account	12	**1,066**	(280)
Shareholder's funds/(deficit)	12	**1,066**	(280)

The called up share capital of the company is £2.

The Accounting Policies and Definitions on pages 3 and 4, together with the Notes on pages 7 to 10, form part of these Accounts.

Approved by the Board on 13 July 2007 and signed on its behalf by

Keith S Anderson
Director

Callagheen Wind Farm Limited

Notes to the Accounts
for the year ended 31 March 2007

1 Operating profit/(loss)

Operating profit/(loss) is stated after charging:	Year ended 31 March 2007	Five months ended 31 March 2006
	£'000	£'000
Depreciation of tangible fixed assets	943	77
Hire of other assets—operating leases	46	—

The auditors' remuneration for the audit of the company was £1,000 (2006: £1,000). The audit fees for both periods were borne by another Energy Wholesale company in the ScottishPower group.

2 Employee information

The company has no employees. The directors received no remuneration from the company in respect of services to the company.

3 Interest payable and similar charges

Analysis of interest payable	Note	Year ended 31 March 2007	Five months ended 31 March 2006
		£'000	£'000
Interest payable on external borrowings		(1)	—
Interest payable on group loans		(1,108)	(395)
Total interest payable		**(1,109)**	(395)
Unwinding of discount on provisions	10	(15)	—
Total interest and similar charges		**(1,124)**	(395)

4 Tax on profit/(loss) on ordinary activities

	Note	Year ended 31 March 2007	Five months ended 31 March 2006
		£'000	£'000
Current tax:			
UK Corporation tax		(462)	(197)
Adjustment in respect of prior periods		(183)	—
Total current tax for year/period		(645)	(197)
Deferred tax:			
Origination and reversal of timing differences	9	1,223	76
Total deferred tax for year/period		1,223	76
Total tax on profit/(loss) on ordinary activities		**578**	(121)

The current tax credit for the year/period varied from the standard rate of UK Corporation tax as follows:

	Year ended 31 March 2007	Five months ended 31 March 2006
	£'000	£'000
UK corporation tax at 30% on profit/(loss) for the year/period	578	(120)
Permanent differences	—	(1)
Tax charges/(credit) on ordinary activities	578	(121)
Adjustment in respect of prior periods	(183)	—
Effects of deferred tax	(1,040)	(76)
Current tax credit for the year/period	(645)	(197)

5 Tangible fixed assets

	Plant and machinery £'000	Total £'000
Cost:		
At 1 April 2006	18,909	18,909
Additions	42	42
At 31 March 2007	18,951	18,951
Depreciation:		
At 1 April 2006	77	77
Charge for the year	943	943
At 31 March 2007	1,020	1,020
Net book value:		
At 31 March 2007	17,931	17,931
At 1 April 2006	18,832	18,832

6 Debtors

	2007 £'000	2006 £'000
Amount falling due within one year:		
Trade debtors	302	—
Accrued income	203	—
Amounts owned by group undertakings	753	198
Group relief receivable	462	197
Other debtors	—	493
	1,720	888

7 Loans and other borrowings

	2007 £'000	2006 £'000
Amount falling due within one year:		
Amount owed to group undertakings	19,822	18,894

The amounts owed to group undertakings are repayable on demand. Interest is calculated at a rate of 1% above the Royal Bank of Scotland plc's base rate.

8 Other creditors

	2007 £'000	2006 £'000
Amount falling due within one year:		
Amounts owed to group undertakings	37	17
Other taxes and social security	298	—
Capital accruals	—	741
Accrued expenses	44	5
	379	763

9 Provisions for liabilities—Deferred tax

	2007	2006
	£'000	£'000
Deferred tax provided in the Accounts is as follows:		
Accelerated capital allowances	**1,299**	76

	Note	2007
		£'000
Deferred tax provided at 1 April 2006		76
Charged in profit and loss account	4	1,223
Deferred tax provided at 31 March 2007		**1,299**

The 2007 Budget introduced a potential corporation tax change that would impact the deferred tax calculation. The 2007 Finance Bill was passed through the House of Commons on 26 June 2007 and is regarded as substantially enacted from that date. The change is the reduction to the rate of corporation tax from 30% to 28% with effect from 1 April 2008. If this change was applied as at 31 March 2007 then the deferred tax would reverse at 28% and this would have the effect of reducing the deferred tax liability at 31 March 2007 to £1,213,000.

10 Provisions for liabilities—Other provisions

	Notes	At 1 April 2006	Unwinding of discount	At 31 March 2007
		£'000	£'000	£'000
Decommissioning	(a)	314	15	329

(a) The provision for decommissioning cost is the discounted future estimated costs of decommissioning the company's wind farm. Decommissioning is expected to occur from 2026.

11 Share capital

	2007	2006
	£	£
Authorised:		
100(2006:100) ordinary shares of £1 each	**100**	100
Allotted, called up and fully paid:		
2(2006:2) ordinary shares of £1 each	**2**	2

12 Analysis of movements in shareholder's funds/(deficit)

	Share capital	profit and loss account	Total
	£'000	£'000	£'000
At 1 April 2006	—	(280)	**(280)**
Profit for the year	—	1,346	**1,346**
At 31 March 2007	—	**1,066**	**1,066**

13 Financial commitments

	2007	2006
	£'000	£'000
Capital commitments		
Contracted but not provided	**18**	36

14 Related party transactions

Scottish Power Limited had ultimate control over the company during the year. The company has taken an exemption, as allowed by FRS 8, 'Related Party Disclosures', not to disclose related party transactions with other group companies as Scottish Power Limited publishes full statutory consolidated Accounts.

15 Ultimate parent company

At 31 March 2007 the directors regarded Scottish Power Limited to be the ultimate parent company, which is also the parent company of the largest group in which the results of the company are consolidated. The parent company of the smallest group in which the results of the company are consolidated is Scottish Power UK Holdings Limited. Copies of both companies' consolidated Accounts can be obtained from The Secretary, Scottish Power Limited., 1 Atlantic Quay, Glasgow, G2 8SP. Subsequent to the year end on 23 April 2007, Scottish Power Limited was acquired by Iberdrola S.A. From this date the directors consider Iberdrola S.A. to be the ultimate parent company.

Independent Auditors' Report
To the shareholder of Callagheen Wind Farm Limited

We have audited the financial statements of Callagheen Energy Limited for the year ended 31 March 2007 which comprise the Accounting Policies and Definitions, the Profit and Loss Account, the Balance Sheet and the related notes 1 to 15. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with Article 243 of the Companies (Northern Ireland) Act 1986. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinion we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the financial statements in accordance with applicable Northern Ireland law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies (Northern Ireland) order 1986. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts an disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 March 2007 and of its profit for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies (Northern Ireland) Order 1986; and
- the information given in the Directors' Report is consistent with the financial statements.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Glasgow, United Kingdom

10th July 2007

Callagheen Wind Farm Limited

Directors' Report and Accounts
for the period ended 31 March 2006

Callagheen Wind Farm Limited

Directors' Report and Accounts for the period ended 31 March 2006

Contents

Callagheen Wind Farm Limited

Report of the Directors

The directors present their report and audited Accounts for the five month period ended 31 March 2006.

Activities and review

The principal activity of Callagheen Wind Farm Limited, "the company", is the operation of a windfarm in Northern Ireland. The company will continue with this activity for the foreseeable future.

Review of business and future developments

The development of a I7MW wind farm located in Northern Ireland was completed during the year. Construction activities commenced in 2005 and the wind farm completed full commissioning and began operating in February 2006.

During the five months ended 31 March 2006 £6,457,000 (eighteen months ended 31 October 2005: £12,452,000) of costs were incurred on the development and construction of the wind farm. These costs have been capitalised and included on the balance sheet. Funding of these activities was achieved by a loan from another group undertaking.

The company has net current liabilities of £18,722,000 at 31 March 2006 (31 October 2005: £12,452,000), this includes a current loan from group undertakings of £18.894,000 at 31 March 2006. (31 October 2005: £5,480,000). The directors consider that sufficient funding will be made available to the company by its ultimate parent company to continue operations and to meet liabilities as they fall due.

On 31 October 2005, Scottish Power UK Holdings Limited completed the acquisition of 100% of the issued share capital of Callagheen Wind Farm Limited. The accounting reference date of the company was changed during the period from 31 October to 31 March in order to be co-terminous with the Scottish Power plc accounting reference date.

Results and dividend

The loss for the period amounted to £280,000 (2005: £nil). The aggregate dividends paid during the period amounted to £nil (2005: £nil).

Directors and their interests

The directors who held office during the period were as follows:

Keith S Anderson
John Heasley

John Heasley resigned his directorship on 3 April 2006 and was replaced by Roger Seshan on the same day.

Neither of the directors who held office at the end of the financial period had any disclosable interests in the shares of the company. The interests of the directors in the shares of Scottish Power plc, at the beginning and end of the period were as follows:

Keith Anderson	At 1 November 2005	Granted/ appropriated/ other net movement	Exercised	Lapsed	Vested	At 31 March 2006
Shares						
Ordinary Shares(*)	10,454	184	—	—	—	10,638
ESOP Free & Matching Shares(#)	1,733	110	—	—	—	1,843
LTIP—Potential (**)	31,733	—	—	—	—	31,733
Options						
Executive Scheme	48,182	—	—	—	—	48,182
Sharesave Scheme	5,123	—	—	—	—	5,123

John Heasley	At 1 November 2005	Granted/ appropriated/ other net movement	Exercised	Lapsed	Vested	At 31 March 2006
Shares						
Ordinary Shares (*)	2,088	145	—	—	—	2,233
ESOP Free & Matching Shares (#)	826	111	—	—	—	937
LTIP—Potential (**)	12,920	—	—	—	—	12,920
Options						
Executive Scheme	18,894	—	—	—	—	18,894
Sharesave Scheme	3,051	—	—	—	—	3,051

(*) These shares include Partnership Shares purchased pursuant to the Inland Revenue approved ScottishPower Employee Share Ownership Plan (ESOP).

(#) All Free Shares and Matching Shares appropriated pursuant to the Inland Revenue approved ScottishPower ESOP are held in Trust and are subject to forfeiture provisions during the three year period from the date of appropriation.

(**) These shares represent, in each case, the maximum number of shares which the directors may receive, dependent on the satisfaction of certain performance criteria as approved by the shareholders of Scottish Power plc in connection with the Long Term Incentive Plan.

Directors' responsibilities

The directors are required by company law (Northern Ireland) to prepare Accounts for each financial period, which give a true and fair view of the state of affairs of the company as at the end of the financial period and of the profit or loss of the company for the period.

The directors confirm that suitable accounting policies have been used and applied consistently and that reasonable and prudent judgements have been made in the preparation of the Accounts for the period ended 31 March 2006. The directors also confirm that applicable accounting standards have been followed and that the Accounts have been prepared on the going concern basis.

The directors are responsible for maintaining proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies (Northern Ireland) Order 1986. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud or any other irregularities.

Each of the directors in office as at the date of this Directors' Report and Accounts confirms that:

- so far as he is aware, there is no relevant audit information of which the company's auditors are unaware; and
- he has taken all the steps that he ought to have taken as a director in order to make himself aware of any relevant audit information and to establish that the company's auditors are aware of that information.

Auditors

The company has elected, pursuant to Article 387A of the Companies (Northern Ireland) Order 1986, to dispense with the following obligations:

- to lay accounts and reports before general meetings;
- to hold annual general meetings; and
- to appoint auditors annually.

The directors appointed PricewaterhouseCoopers LLP as auditors on 9 January 2006.

During the period, Scottish Power plc, the company's ultimate parent company, carried out a competitive tender in relation to the provision of audit services. Following the outcome of this exercise, the Board of Scottish Power plc, on recommendation of the Audit Committee of Scottish Power plc, sought shareholder approval at the Annual General Meeting of Scottish Power plc to appoint Deloitte & Touche LLP in place of the retiring auditors. PricewaterhouseCoopers LLP. This approval was obtained and the directors of Callagheen Wind Farm Limited will propose the appointment of Deloitte & Touche LLP as auditors of the company for the year ending 31 March 2007.

By Order of the Board



Rhona Gregg
Secretary
16 November 2006

Callagheen Wind Farm Limited

Accounting Policies and Definitions

Definitions

Revenue cost definitions

Cost of sales

Cost of sales reflects the direct costs of the generation of electricity.

Other definitions

Company

Callagheen Wind Farm Limited

ScottishPower

Scottish Power plc.

Ultimate parent company

Scottish Power plc.

Accounting Policies

Basis of accounting

The Accounts have been prepared under the historical cost convention, and in accordance with applicable accounting standards in the UK and comply with the requirements of the Companies (Northern Ireland) Order 1986.

Cash flow statement

The company is exempt from including a statement of cash flows in its Accounts as it is a wholly owned subsidiary of ScottishPower, which has included a consolidated statement of cash flows in its consolidated Accounts.

Use of estimates

The preparation of Accounts in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Accounts. Actual results can differ from those estimates.

Turnover

Turnover, which excludes Value Added Tax and trade discounts, comprises the invoiced value of electricity generated and accrued income. Accrued income represents the sales value of energy which is yet to be invoiced and is based on the value of units supplied. Units are determined by energy volumes recorded on the windfarm meters and industry-wide trading and settlement systems.

Interest

Interest payable and receivable is recognised in the profit and loss account as it is incurred.

Taxation

Where required, and in accordance with Financial Reporting Standard ("FRS") 19 'Deferred Tax', full provision is made for deferred tax on a non-discounted basis.

Tangible fixed assets

Tangible fixed assets are stated at cost and are depreciated on the straight-line method over their estimated operational lives. Tangible fixed assets include capitalised employee and other costs which are directly attributable to the construction of fixed assets. The main depreciation periods used by the company are as set out below.

	Years
Plant and machinery	20

The carrying values of tangible fixed assets are reviewed for impairment in periods if events or changes in circumstances indicate the carrying value may not be recoverable. Impairment losses are recognised in the year in which they are identified.

Decommissioning costs

Provision is made on a discounted basis for the estimated decommissioning costs at the end of the producing lives of the company's power stations. Capitalised decommissioning costs are depreciated over the useful lives of the related assets. The unwinding of the discount is included within net interest and similar charges.

Callagheen Wind Farm Limited

Profit and Loss Account for the period ended 31 March 2006

	Notes	Five months ended 31 March 2006	Eighteen months ended 31 October 2005
		£'000	£'000
Turnover		81	—
Cost of sales		(87)	—
Gross loss		(6)	—
Administrative expenses		—	—
Operating loss	1	(6)	—
Interest payable and similar charges	3	(395)	—
Loss on ordinary activities before taxation		(401)	—
Taxation	4	121	—
Loss for the year	12	(280)	—

The above results relate to continuing operations.

The wind farm began operating on 27 February 2006 therefore the operating loss for the period ended 31 March 2006 represents results for the period from 27 February 2006 to 31 March 2006.

A statement of total recognised gains and losses and a note of historical cost profits and losses are not shown as all gains and losses for both periods are recognised in the profit and loss account under the historical cost convention.

The Accounting Policies and Definitions on pages 4 and 5, together with the Notes on pages 8 to 12, form part of these Accounts.

Callagheen Wind Farm Limited

Balance Sheet
as at 31 March 2006

	Notes	31 March 2006 £'000	31 October 2005 £'000
Fixed assets			
Tangible assets	5	**18,832**	12,452
Current assets			
Debtors	6	**888**	2,040
Short-term bank and other deposits		**47**	—
		935	2,040
Creditors: amounts falling due within one year			
Loan and other borrowings	7	**(18,894)**	(5,480)
Other creditors	8	**(763)**	(9,012)
		(19,657)	(14,492)
Net current liabilities		**(18,722)**	(12,452)
Total assets less current liabilities		**110**	—
Provision for liabilities and charges			
—Deferred tax	9	**(76)**	—
—Other	10	**(314)**	—
Net liabilities		**(280)**	—
Called up share capital	11, 12	**—**	—
Profit and loss account	12	**(280)**	—
Equity shareholder's deficit	12	**(280)**	—

The called up share capital of the company is £2.

The Accounting Policies and Definitions on pages 4 and 5, together with the Notes on pages 8 to 12, form part of these Accounts.

Approved by the Board on 16 November 2006 and signed on its behalf by

Keith S Anderson
Director

Callagheen Wind Farm Limited

Notes to the Accounts
for the period ended 31 March 2006

1 Operating loss

Operating loss is stated after charging:	Five months ended 31 March 2006	Eighteen months ended 31 October 2005
	£'000	£'000
Depreciation of tangible fixed assets	77	—

The audit fee for the company for both periods was borne by the ultimate parent company, Scottish Power plc.

2 Employee information

The company has no employees.

The directors received no remuneration from the company in respect of services to the company.

3 Net interest and similar charges

Analysis of net interest and similar charges	Five months ended 31 March 2006	Eighteen months ended 31 October 2005
	£'000	£'000
Interest payable on group loans	(395)	—
Net interest and similar charges	(395)	—

4 Tax on (loss) on ordinary activities

	Note	Five months ended 31 March 2006	Eighteen months ended 31 October 2005
		£'000	£'000
Current tax:			
UK Corporation tax		(197)	—
Total current tax for period		(197)	—
Deferred tax:			
Origination and reversal of timing differences	9	76	—
Total deferred tax for period		76	—
Total tax on (loss) on ordinary activities		(121)	—

The current tax credit for the period varied from the standard rate of UK Corporation tax as follows:

	Note	Five months ended 31 March 2006	Eighteen months ended 31 October 2005
		£'000	£'000
UK corporation tax at 30% on loss for the period		(120)	—
Permanent differences		(1)	—
Tax credit on ordinary activities		(121)	—
Effects of deferred tax	9	(76)	—
Current tax credit for the year/period		(197)	—

5 Tangible fixed assets

	Plant and machinery	Total
	£'000	£'000
Cost:		
At 1 November 2005	12,452	12,452
Additions	6,457	6,457
At 31 March 2006	**18,909**	**18,909**
Depreciation:		
At 1 April 2005	—	—
Charge for the year	77	77
At 31 March 2006	**77**	**77**
Net book value:		
At 31 March 2006	**18,832**	**18,832**
At 1 November 2005	12,452	12,452

Included in plant and machinery are costs of £nil (31 October 2005: £12,452,000) relating to assets under construction which will not be depreciated until after construction is completed.

6 Debtors

	31 March 2006	31 October 2005
	£'000	£'000
Amount falling due within one year:		
Amounts owed by group undertakings	**198**	—
Group relief receivable	**197**	—
Other debtors	**493**	2,040
	888	2,040

7 Loans and other borrowings

	31 March 2006	31 October 2005
	£'000	£'000
Amount falling due within one year:		
Amount owed to group undertakings	**18,894**	5,480

The amounts owed to group undertakings are repayable on demand. Interest is calculated at a rate of 1% above the Royal Bank of Scotland plc's Base rate.

8 Other creditors

	31 March 2006	31 October 2005
	£'000	£'000
Amount falling due within one year:		
Amounts owed to group undertakings	**17**	—
Trade creditors	—	2
Capital accruals	**741**	9,010
Accrued expenses	**5**	—
	763	9,012

9 Provisions for liabilities and charges—Deferred tax

Deferred tax provided in the Accounts is as follows:

	31 March 2006	31 October 2005
	£'000	£'000
Accelerated capital allowances	76	—
	76	—

	Note	2006
		£'000
Deferred tax provided at 1 November 2005		—
Charge in profit and loss account	4	76
Deferred tax provided at 31 March 2006		76

10 Provisions for liabilities and charges—Other provisions

	Notes	At 1 April 2005	New provisions	At 31 March 2006
		£'000	£'000	£'000
Decommissioning	(a)	—	314	314

(a) The provision for decommissioning cost is the discounted future estimated costs of decommissioning the company's wind farm. Decommissioning is expected to occur from 2026.

11 Share capital

	31 March 2006	31 October 2005
	£	£
Authorised:		
100 ordinary shares of £1 each	100	100
Allotted, called up and fully paid:		
2 ordinary shares of £1 each	2	2

12 Analysis of movements in shareholder's funds/(deficit)

	Share capital	Profit and loss account	Total
	£'000	£'000	£'000
At 1 November 2005	—	—	—
Loss for the year	—	(280)	(280)
At 31 March 2006	—	(280)	(280)

13 Financial commitments

Capital commitments	31 March 2006	31 October 2005
	£'000	£'000
Contracted but not provided	36	5,978

14 Related party transactions

Scottish Power Limited had ultimate control over the company. The company has taken an exemption, as allowed by FRS 8, 'Related Party Disclosures', not to disclose related party transactions with other group companies as the ultimate parent company publishes full statutory consolidated Accounts.

15 Ultimate parent company

The directors regard Scottish Power plc to be the ultimate parent company, which is also the parent company of the largest group in which the results of the company are consolidated. The parent company of the smallest group in which the results are consolidated is Scottish Power UK Holdings Limited. Copies of both companies' consolidated Accounts can be obtained from The Secretary, Scottish Power plc, 1 Atlantic Quay, Glasgow, G2 8SP.

Callagheen Wind Farm Limited

Independent Auditors' Report
To the members of Callagheen Wind Farm Limited

We have audited the financial statements of Callagheen Wind Farm Limited for the period ended 31 March 2006 which comprise the Accounting Policies and Definitions, the Profit and Loss Account, the Balance Sheet and the related notes. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of directors and auditors

As described in the Statement of Directors' Responsibilities the company's directors are responsible for the preparation of the financial statements in accordance with applicable Northern Ireland law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Article 243 of the Companies (Northern Ireland) Order 1986 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. We also report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 March 2006 and of its loss for the period then ended:
- the financial statement have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the financial statements.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Glasgow

16 November 2006

Callagheen Wind Farm Limited
(formerly L&B (No 62) Limited)

Directors' Report and Accounts
for the period ended 31 October 2005

Callagheen Wind Farm Limited

Directors' Report and Accounts
for the period ended 31 October 2005

Contents

Callagheen Wind Farm Limited

Report of the Directors

The directors present their first report and audited Accounts for the eighteen month period from the company's incorporation on 1 May 2004 to 31 October 2005.

Activities and review

The company was incorporated on 1 May 2004 as L&B (No 62) Limited and changed its name on 21 September 2005 to Callagheen Wind Farm Limited. The company's principal activity is the development and construction of a windfarm in Northern Ireland. The company was not involved in trading during the period.

Review of business and future developments

During the period ended 31 October 2005 £12,452,000 of costs were incurred on the development and construction of the wind farm. These costs have been capitalised and included on the balance sheet. Funding of these activities was achieved by a loan from another group undertaking.

On 31 October 2005, Scottish Power UK Holdings Limited completed the acquisition of 100% of the issued share capital of Callagheen Wind Farm Limited from Wind Farm Developments Limited for a cash consideration, excluding expenses, of £2.

The accounting reference date of the company was changed upon acquisition from 31 May to 31 October.

The company has net current liabilities of £12,452,000 (which includes a current loan from group undertakings of £5,480,000) at 31 October 2005. The directors consider that sufficient funding will be made available to the company by its ultimate parent company to continue operations and to meet liabilities as they fall due.

Results and dividend

The profit of the company for the period amounted to £nil. The directors recommend that no dividend be paid in respect of the period ended 31 October 2005.

Directors and their interests

The directors who held office during the period were as follows:

L&B (No 62) Limited	(appointed at incorporation, resigned 8 September 2004)
Michael J Harper	(appointed 8 September 2004, resigned 31 October 2005)
Robert I Harvey	(appointed 8 September 2004, resigned 31 October 2005)
William Hopkins	(appointed 8 September 2004, resigned 31 October 2005)
Michael R O'Neill	(appointed 8 September 2004, resigned 31 October 2005)
Keith S Anderson	(appointed 31 October 2005)
John Heasley	(appointed 31 October 2005)

Neither of the directors who held office at the end of the financial period had any disclosable interests in the shares of the company. The interests of the directors in the shares of Scottish Power plc, at the beginning and end of the period were as follows:

John Heasley	At date of appointment (31 Oct 2005)	Granted/ appropriated/ other net movement	Exercised	Lapsed	Vested	At 31 Oct 2005
Shares						
Ordinary Shares (*)	2,088	—	—	—	—	2,088
ESOP Free & Matching Shares (#)	826	—	—	—	—	826
LTIP—Potential (**)	12,920	—	—	—	—	12,920
Options						
Executive Scheme	18,894	—	—	—	—	18,894
Sharesave Scheme	3,051	—	—	—	—	3,051

Keith Anderson	At date of appointment (31 Oct 2005)	Granted/ appropriated/ other net movement	Exercised	Lapsed	Vested	At 31 Oct 2005
Shares						
Ordinary Shares (*)	10,454	—	—	—	—	10,454
ESOP Free & Matching Shares (#)	1,733	—	—	—	—	1,733
LTIP—Potential (**)	31,733	—	—	—	—	31,733
Options						
Executive Scheme	48,182	—	—	—	—	48,182
Sharesave Scheme	5,123	—	—	—	—	5,123

(*) These shares include Partnership Shares purchased pursuant to the Inland Revenue approved ScottishPower Employee Share Ownership Plan (ESOP).

(#) All Free Shares and Matching Shares appropriated pursuant to the Inland Revenue approved ScottishPower ESOP are held in Trust and are subject to forfeiture provisions during the three year period from the date of appropriation.

(†) Deferred shares represent a portion of performance bonus and are held in trust for three years from the award date.

(**) These shares represent, in each case, the maximum number of shares which the directors may receive, dependent on the satisfaction of certain performance criteria as approved by the shareholders of Scottish Power plc in connection with the Long Term Incentive Plan.

Directors' responsibilities

The directors are required by company law (Northern Ireland) to prepare Accounts for each financial year, which give a true and fair view of the state of affairs of the company as at the end of the financial year and of the profit or loss of the company for the period.

The directors confirm that suitable accounting policies have been used and applied consistently and that reasonable and prudent judgements have been made in the preparation of the Accounts for the period ended 31 October 2005. The directors also confirm that applicable accounting standards have been followed and that the Accounts have been prepared on the going concern basis.

The directors are responsible for maintaining proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies (Northern Ireland) Order 1986. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud or any other irregularities.

Auditors

Deloitte & Touche LLP resigned as auditors on 31 October 2005 and the directors appointed PricewaterhouseCoopers LLP in their place on 9 January 2006.

The company has elected, pursuant to Article 387A of the Companies (Northern Ireland) Order 1986, to dispense with the following obligations:

- to lay accounts and reports before general meetings;
- to hold annual general meetings; and
- to appoint auditors annually.

On Behalf of the Board

John Heasley

John Heasley
Director
22 February 2006

Callagheen Wind Farm Limited

Accounting Policies

Basis of accounting

The Accounts have been prepared on the going concern basis, under the historical cost convention, and in accordance with applicable accounting standards in the UK and the Companies (Northern Ireland) Order 1986.

Use of estimates

The preparation of Accounts in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Accounts. Actual results can differ from those estimates.

Statement of cash flows

No cash flow statement has been prepared because there was no cash balance at the beginning or end of the period and all costs incurred were paid for by the immediate parent on behalf of the company.

Taxation

Where required and in accordance with the Financial Reporting Standard ("FRS") 19 'Deferred Tax', full provision is made for deferred tax on a non-discounted basis.

Tangible fixed assets

Tangible fixed assets are stated at cost and are depreciated using the straight line method over their estimated operational lives. Tangible fixed assets include capitalised employee and other costs which are directly attributable to the construction of fixed assets. Fixed assets are not subject to depreciation while under construction. The carrying value of tangible fixed assets is reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable. Impairment losses are recognised in the period in which they are identified.

Callagheen Wind Farm Limited

Balance Sheet
as at 31 October 2005

	Notes	2005 £'000
Fixed assets		
Tangible assets	3	12,452
Current assets		
Debtors	4	2,040
		2,040
Creditors: amounts falling due within one year		
Loans and other borrowings	5	(5,480)
Other creditors	6	(9,012)
		(14,492)
Net current liabilities		(12,452)
Net assets		—
Called up share capital	7, 8	—
Profit and loss account	8	—
Equity shareholders' funds		—

The called up share capital of the company is £2.

The Accounting Policies on page 4, together with the Notes on pages 6 to 8, form part of these Accounts.

Approved by the Board on 22 February 2006 and signed on its behalf by



John Heasley
Director

Notes to the Accounts
for the period ended 31 October 2005

1 Audit fees

The audit fee for the company for the period was borne by the ultimate parent company, Scottish Power plc.

2 Employee information

The company has no employees.

The directors received no remuneration from the company in respect of services to the company.

3 Tangible fixed assets

	Plant and machinery £'000	Total £'000
Cost:		
At incorporation	—	—
Additions	12,452	12,452
At 31 October 2005	**12,452**	**12,452**
Depreciation:		
At incorporation and 31 October 2005	—	—
Net book value:		
At 31 October 2005	**12,452**	**12,452**
At incorporation	—	—

Included in plant and machinery are £12,452,000 of assets under construction which will not be depreciated until construction is complete.

4 Debtors

	2005 £'000
Amounts falling due within one year:	
Other debtors	2,040
	2,040

5 Loans and other borrowings

	2005 £'000
Amounts falling due within one year:	
Amounts owed to group undertakings	5,480

The amounts owed to group undertakings are repayable on demand with interest calculated at a rate of 1% above the Royal Bank of Scotland plc's Base rate.

6 Other creditors

	2005 £'000
Amounts falling due within one year:	
Trade creditors	2
Capital accruals	9,010
	9,012

7 Share capital

	2005
	£
Authorised:	
100 ordinary shares of £1 each	100
Allotted, called up and fully paid:	
2 ordinary shares of £1 each	2

8 Analysis of movements in shareholders's fund

	Share capital	Profit and loss account	Total
	£	£	£
At incorporation and 31 October 2005	2	—	2

9 Financial commitments

Capital commitments	2005
	£'000
Contracted but not provided	5,978

10 Related party transactions

Trading, capital expenditure and financing transactions and balances arising in the normal course of business:-

	Scottish Power UK Holdings Limited
	£'000
Sales to	—
Purchases from	—
Period end balance due from	—
Period end balance due to	5,480

During the period the company also had transactions with its previous parent, Wind Farm Developments Limited. These transactions related to the purchase of fixed assets which were paid for by Wind Farm Developments Limited with a cost of £1,165,748 funded by an intercompany loan. The amount of VAT recoverable relating to the fixed assets purchased totaled £204,006 of which only £72,756 had not been reclaimed at 31 October 2005: this balance of £72,756 was treated as an intercompany loan from Wind Farm Developments Limited. Upon acquisition of the company by Scottish Power UK Holdings Limited on 31 October 2005 the total intercompany loan of £1,238,504 was repaid to Wind Farm Developments Limited by Scottish Power UK Holdings Limited.

11 Ultimate parent company

Upon acquisition of the company by Scottish Power UK Holdings Limited on 31 October 2005, the directors regard Scottish Power plc as the ultimate parent company, which is also the parent company of the largest group in which the results of the company will be consolidated. The parent company of the smallest group in which the results of the company will be consolidated is Scottish Power UK Holdings Limited. Copies of both companies' consolidated Accounts can be obtained from The Secretary, Scottish Power plc, 1 Atlantic Quay, Glasgow, G2 8SP.

Independent Auditors' Report
to the members of Callagheen Wind Farm Limited

We have audited the Accounts on pages 4 to 8 which have been prepared under the historical cost convention and the accounting policies set out on page 4.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Directors' Report and Accounts in accordance with applicable Northern Ireland law and United Kingdom accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with the relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Article 243 of the Companies (Northern Ireland) Order 1986 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies (Northern Ireland) Order 1986. We also report to you if, in our opinion, the Report of Directors is not consistent with the Accounts, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Directors' Report and Accounts and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Accounts. The other information comprises the Report of the Directors.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Accounts, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Accounts.

Opinion

In our opinion the Accounts give a true and fair view of the state of the company's affairs at 31 October 2005 and have been properly prepared in accordance with the Companies (Northern Ireland) Order 1986.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Glasgow

22 February 2006

CARLAND CROSS LIMITED

ANNUAL REPORT AND FINANCIAL STATEMENTS

For the year ended 31 March 2007

Contents

Directors' report

The directors present their annual report and the audited financial statements of Carland Cross Limited (the 'Company') for the year ended 31 March 2007.

Principal activity and business review

The principal activity of the Company is to operate a windfarm on a site near Mitchell in Cornwall. The windfarm generates electricity using wind turbines, and consists of fifteen Vestas wind turbines.

Capital investment and future developments

The Company will continue to manage and maximise investments in renewable energy generation.

Profit and dividend

The profit for the year before tax amounted to £704,000 (2006: £466,700) and £492,900 (2006: £323,600) after tax. The directors paid a dividend for the year of £590,000 (2006: £330,000).

Directors

The directors who served throughout the year were:

Samuel Robert James Anderson	alternate to David Neil Morrison
Stephen John Tivadar Balint	
Christopher David Sweatman	alternate to Stephen John Tivadar Balint
Tariq Masood	
David Neil Morrison	

None of the directors were materially interested in any contract of significance in relation to the Company's business.

Statement of disclosure to auditors

In the case of each of the persons who were directors at the time when the report is approved under Section 234A the following applies:

(a) so far as the directors are aware, there is no relevant audit information of which the Company's auditors are unaware, and

(b) the directors have taken all the steps that they ought to have taken as directors in order to make themselves aware of any relevant audit information and to establish that the company's auditors are aware of this information.

Auditors

In accordance with section 385 of he Companies Act 1985 a resolution for the reappointment of PKF (UK) LLP will be proposed at the forthcoming annual general meeting.

By Order of the Board,

T Masood
Director

5 July 2007

Statement of directors' responsibilities

The directors are responsible for preparing the annual report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The financial statements are required to give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing those financial statements the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent auditors' report
to the members of Carland Cross Limited

We have audited the financial statements of Carland Cross Limited for the year ended 31 March 2007 which comprise the Profit and Loss Account, the Balance Sheet and the related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable law and United Kingdom accounting standards ('United Kingdom Generally Accepted Accounting Practice') are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with the relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the directors' report is consistent with the financial statements.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board, An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 March 2007 and of its profit for the year then ended;
- the financial statements have been prepared in accordance with the Companies Act 1985; and
- the information given in the directors' report is consistent with the financial statements.

PKF (UK) LLP

PKF (UK) LLP
Registered Auditors
Bristol
United Kingdom

9 July 2007

Profit and loss account
For the year ended 31 March 2007

	Notes	2007	2006
		£'000	£'000
Turnover	2	**1,259.0**	1,039.9
Operating expenses	3	**(595.4)**	(595.9)
Operating profit		**663.6**	444.0
Interest receivable	5	**40.4**	22.7
Profit on ordinary activities before tax		**704.0**	466.7
Tax on Profit on ordinary activities	6	**(211.1)**	(143.1)
Profit on Ordinary activities after tax	14	**492.9**	323.6

There are no recognised gains and losses other than the results shown above. All amounts relate to continuing operations.

Details of dividends paid are given in note 7.

The accompanying notes are an integral part of these financial statements.

Balance sheet
31 March 2007

	Notes	2007	2006
		£'000	£'000
Fixed assets			
Tangible assets	8	**1,867.4**	2,206.7
Current assets			
Stock	9	**10.1**	10.1
Debtors	10	**567.3**	425.0
Cash at bank		**568.4**	518.0
		1,145.8	953.1
Creditors			
Amounts falling due within one year	11	**(309.6)**	(272.1)
Net current assets		**836.2**	681.0
Total assets less current liabilities		**2,703.6**	2,887.7
Provisions for liabilities and charges—deferred tax	12	**(495.5)**	(582.5)
Net assets		**2,208.1**	2,305.2
Capital and reserves			
Called up share capital	13	**1,433.2**	1,443.2
Profit and loss account	14	**774.9**	872.0
Equity shareholders' funds	15	**2,208.1**	2,305.2

The accompanying notes are an integral part of these financial statements.

The financial statements on pages 4 to 11 were approved and authorised for issue by the Board of Directors on 5 July 2007 and were signed on its behalf by:

T Masood
Director

Notes to the financial statements
For the year ended 31 March 2007

1 Accounting policies

The principal accounting policies are summarised below.

Basis of preparation

The financial statements have been prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable accounting standards. They have been prepared under United Kingdom Generally Accepted Accounting Practice ("UK GAAP"). Accounting policies have been applied consistently throughout the year and the preceding year except where changes have been made to previous policies on adoption of new accounting standards.

Turnover

Turnover is stated net of value added tax (see Note 2).

Leases

Operating lease rentals are charged to the profit and loss account in relation to the total number of units generated (see Note 17).

Tangible fixed assets

Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment.

Depreciation

The charge for depreciation is calculated to write off assets over their estimated useful economic lives taking into account anticipated residual values. The lives of depreciable plant and machinery generation assets are all 20 years.

Stock

Stocks are valued at the lower of cost and net realisable value.

Tax

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Company's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in years different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the years in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and liabilities are not discounted.

Cash flow statement

There is no statement of cash flows as the Company is a wholly owned subsidiary of Wind Resources Limited, which is registered in England and Wales and which includes a consolidated cash flow statement in its financial statements. This treatment is permitted by FRS 1 (Revised).

2 Turnover

Turnover represents sales of electricity products to Npower Limited under a power sales agreement. The electricity products comprise sale of energy, levy exemption certificates, triad benefits and renewable obligation certificates. The prices are agreed in advance and stated in the power sales agreement. The Climate Change Levy allows the Company to receive a proportion of the exempting benefit available to Npower Limited as a consequence of wind energy being exempt from the Levy.

From 1 April 2002, the Government introduced the Renewables Obligation. Generation of electricity from wind energy is eligible under the Renewables Obligation. Renewable Obligation certificates are obtained and sold under a power purchase agreement, yielding additional income for the Company.

The Company operates wholly in the United Kingdom.

3 Operating expenses

The directors consider that the nature of the business is such that the analysis of expenses shown below is more informative than that set out in the Companies Act 1985 formats.

	2007	2006
	£'000	£'000
Operating and maintenance costs	**206.0**	207.1
Operating lease rentals—land and buildings	**21.2**	17.6
Administration	**13.6**	13.6
Depreciation	**339.3**	339.3
Rates	**13.0**	12.7
Fees	**0.6**	4.0
Audit fees	**1.7**	1.6
	595.4	595.9

4 Directors and employees

No director received any emoluments from the Company during the year (2006: £nil).

The Company had no employees during the current or the prior year.

5 Interest receivable

	2007	2006
	£'000	£'000
Bank interest receivable	**40.4**	22.7

6 Tax on profit on ordinary activities

a) Analysis of tax charge in the year

	2007	2006
	£'000	£'000
Current tax:		
UK corporation tax on profits for the year	**298.1**	223.1
Total current tax (Note 6 (b))	**298.1**	223.1
Deferred tax (Note 12):		
Origination and reversal of timing differences	**(86.9)**	(83.0)
Adjustment in respect of prior years	**(0.1)**	3.0
Total deferred tax	**(87.0)**	(80.0)
Tax on profit on ordinary activities	**211.1**	143.1

b) Factors affecting tax charge for the year

The tax assessed for the year is different to the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2007	2006
	£'000	£'000
Profit on ordinary activities before tax	**704.4**	466.7
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30% (2006: 30%)	**211.2**	140.1
Effects of:		
Capital allowances for the year less than depreciation	**86.9**	83.0
Current tax charge for the year (Note 6 (a))	**298.1**	223.1

7 Dividends

	2007	2006
	£'000	£'000
Equity shares:		
Interim paid up of 41.17p; (2006: 23.03p) per ordinary share	**590.0**	330.0

8 Tangible fixed assets

	Plant and machinery
	£'000
Cost	
At 1 April 2006	6,786.9
Additions	—
At 31 March 2007	6,786.9
Depreciation	
At 1 April 2006	4,580.2
Charge for the year	339.3
At 31 March 2007	4,919.5
Net book value	
At 31 March 2007	1,867.4
At 31 March 2006	2,206.7

9 Stocks

	2007	2006
	£'000	£'000
Spare parts	**10.1**	10.1

10 Debtors

	2007	2006
	£'000	£'000
Trade debtors	**41.4**	37.2
Prepayments and accrued income	**505.9**	367.8
Other debtor	**20.0**	20.0
	567.3	425.0

The £20,000 other debtor relates to a deposit held by a bank in line with planning conditions. It will become repayable at the end of the planning period, which is after more than one year from the balance sheet date.

11 Creditors

	2007	2006
	£'000	£'000
Corporation tax	**197.5**	102.1
Value added tax	**48.6**	42.4
Accruals and deferred income	**63.5**	127.6
	309.6	272.1

12 Provisions for liabilities and charges—deferred tax

	2007	2006
	£'000	£'000
Deferred taxation provided in respect of accelerated capital allowances at 30% (2006: 30%):		
At 1 April	**582.5**	662.5
Adjustment in respect of prior years	**(0.1)**	3.0
Credit for the year	**(86.9)**	(83.0)
At 31 March	**495.5**	582.5

13 Called up share capital

	2007	2006
	£'000	£'000
Authorised:		
1,500,000 ordinary shares of £1 each	**1,500.0**	1,500.0
Allotted, called up and fully paid:		
1,433,155 ordinary shares of £1 each	**1,433.2**	1,433.2

All shares are held by Wind Resources Limited.

14 Profit and loss account

	2007	2006
	£'000	£'000
At 1 April	**872.0**	878.4
Profit after tax	**492.9**	323.6
Dividends	**(590.0)**	(330.0)
At 31 March	**774.9**	872.0

15 Reconciliation of movements in equity shareholders' funds

	2007	2006
	£'000	£'000
Profit for the year	**492.9**	323.6
Dividends	**(590.0)**	(330.0)
Net deductions from equity shareholders' funds	**(97.1)**	(6.4)
Opening equity shareholders' funds	**2,305.2**	2,311.6
Closing equity shareholders' funds	**2,208.1**	2,305.2

16 Related party transactions

Disclosure is not required of related party transactions between group companies since the Company meets the exemption criteria of being at least a 90% subsidiary of its parent, Wind Resources Limited.

Western Power Generation Limited, an associate company of Avonbank Investments Limited, which holds 45% of the share capital of Wind Resources Limited, has a contract to provide management services to the Company. During the year the Company was charged £13,600 (2006: £13,600) under this contract, and at 31 March 2007 the Company owed £3,400 to Western Power Generation Limited (2006: £3,400). Payments in future years are linked to movements in the retail price index.

17 Lease commitments

The Company has a lease on the land occupied by the wind turbines that expires in September 2017, under which it has an obligation to pay the landowner, on a half yearly basis, the greater of either £300 per turbine or 2% of income from total units generated as rental.

18 Subsequent event

The Finance Bill 2007, which was regarded as substantially enacted on 26 June 2007, has introduced a reduction in the corporation tax rate from 30% to 28% from 1 April 2008 and the immediate withdrawal of balancing adjustments for assets where Industrial Buildings Allowances have been claimed. The effect of these changes is estimated to be a credit to the profit and loss account of £18k.

19 Ultimate parent undertaking

The immediate parent undertaking of Carland Cross Limited is Wind Resources Limited, which is registered in England and Wales, and is the largest group into which the results of the Company are consolidated. Copies of the financial statements of Wind Resources Limited may be obtained from the company's registered office as stated below.

Given that no member owns more than 45% of the issued share capital of Wind Resources Limited, it is therefore considered to be the ultimate parent undertaking.

Carland Cross Limited
Avonbank
Feeder Road
Bristol
BS2 0TB

Telephone: 0117 933 2000
Fax: 0117 933 2001

CARLAND CROSS LIMITED

ANNUAL REPORT AND FINANCIAL STATEMENTS

For the year ended 31 March 2006

Contents

Directors' report

The directors present their annual report and the audited financial statements of Carland Cross Limited (the 'Company') for the year ended 31 March 2006.

Principal activity and business review

The principal activity of the Company is to operate a windfarm on a site near Mitchell in Cornwall. The windfarm generates electricity using wind turbines, and consists of fifteen Vestas wind turbines.

Capital investment and future developments

The Company will continue to manage and maximise investments in renewable energy generation.

Profit and dividend

The profit for the year before tax amounted to £466,700 (2005: £157,800) and £323,600 (2005: £115,300) after tax. The directors paid a dividend for the year of £330,000 (2005: £530,000).

Directors

The directors who served throughout the year were:

Samuel Robert James Anderson	alternate to David Neil Morrison
Stephen John Tivadar Balint	
Dominic Paul Keating	alternate to Stephen John Tivadar Balint (resigned 16 February 2006)
Tariq Masood	
David Neil Morrison	

On 16 February 2006 Dominic Paul Keating resigned and Chris Sweatman was appointed as alternate director to Stephen Tivadar Balint.

At 31 March 2006 and throughout the year, no director had any interest in the shares of the Company or other group companies which required notification to the Company under Section 324 and registration by the Company under Section 325 of the Companies Act 1985.

None of the directors were materially interested in any contract of significance in relation to the Company's business.

Statement of disclosure to auditors

In the case of each of the persons who were directors at the time when the report is approved under Section 234A the following applies:

(a) so far as the directors are aware, there is no relevant audit information of which the Company's auditors are unaware, and

(b) the directors have taken all the steps that they ought to have taken as directors in order to make themselves aware of any relevant audit information and to establish that the company's auditors are aware of this information.

Auditors

In accordance with section 385 of he Companies Act 1985 a resolution for the reappointment of PKF (UK) LLP will be proposed at the forthcoming annual general meeting.

By Order of the Board,

T Masood
Director

22 January 2007

Statement of directors' responsibilities

The directors are responsible for preparing the annual report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The financial statements are required to give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing those financial statements the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent auditors' report
to the members of Carland Cross Limited

We have audited the financial statements of Carland Cross Limited for the year ended 31 March 2006 which comprise the Profit and Loss Account, the Balance Sheet and the related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable law and United Kingdom accounting standards ('United Kingdom Generally Accepted Accounting Practices') are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with the relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the directors' report is consistent with the financial statements.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 March 2006 and of its profit for the year then ended;
- the financial statements have been prepared in accordance with the Companies Act 1985; and
- the information given in the directors' report is consistent with the financial statements.

PKF (UK) LLP

PKF (UK) LLP
Registered Auditors
Bristol
United Kingdom

26 January 2007

Profit and loss account
For the year ended 31 March 2006

	Notes	2006	2005
		£'000	£'000
Turnover	2	**1,039.9**	863.0
Operating expenses	3	**(595.9)**	(726.0)
Operating profit		**444.0**	137.0
Interest receivable	5	**22.7**	20.8
Profit on ordinary activities before tax		**466.7**	157.8
Tax on Profit on ordinary activities	6	**(143.1)**	(42.5)
Profit on Ordinary activities after tax	14	**323.6**	115.3

There are no recognised gains and losses other than the results shown above. All amounts relate to continuing operations.

Details of dividends paid are given in note 7.

The accompanying notes are an integral part of these financial statements.

Balance sheet
31 March 2006

	Notes	2006 £'000	2005 £'000
Fixed assets			
Tangible assets	8	**2,206.7**	2,544.7
Current assets			
Stock	9	**10.1**	10.1
Debtors	10	**425.0**	275.5
Cash at bank		**518.0**	359.5
		953.1	645.1
Creditors			
Amounts falling due within one year	11	**(272.1)**	(215.7)
Net current assets		**681.0**	429.4
Total assets less current liabilities		**2,887.7**	2,974.1
Provisions for liabilities and charges—deferred tax	12	**(582.5)**	(662.5)
Net assets		**2,305.2**	2,311.6
Capital and reserves			
Called up share capital	13	**1,443.2**	1,433.2
Profit and loss account	14	**872.0**	878.4
Equity shareholders' funds	15	**2,305.2**	2,311.6

The accompanying notes are an integral part of these financial statements.

The financial statements on pages 4 to 11 were approved and authorised for issue by the Board of Directors on 22 January 2007 and were signed on its behalf by:

T Masood
Director

Notes to the financial statements
For the year ended 31 March 2006

1 Accounting policies

The principal accounting policies are summarised below.

Basis of preparation

The financial statements have been prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable accounting standards. They have been prepared under United Kingdom Generally Accepted Accounting Practice ("UK GAAP"). Accounting policies have been applied consistently throughout the year and the preceding year except where changes have been made to previous policies on adoption of new accounting standards.

Turnover

Turnover is stated net of value added tax (see Note 2).

Changes in accounting policies

The company has adopted Financial Reporting Standard ("FRS") 21 'Events after balance sheet date', FRS 25 'Financial instruments: disclosure and presentation', and FRS 28 'Corresponding amounts'. The adoption of these standards in the current year represents a change in accounting policies. This change in accounting policies has had no effect on the Company and restatement of comparative figures has not been required.

Leases

Operating lease rentals are charged to the profit and loss account in relation to the total number of units generated (see Note 17).

Tangible fixed assets

Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment.

Depreciation

The charge for depreciation is calculated to write off assets over their estimated useful economic lives taking into account anticipated residual values. The lives of depreciable plant and machinery generation assets are all 20 years.

Stock

Stocks are valued at the lower of cost and net realisable value.

Tax

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Company's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in years different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the years in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and liabilities are not discounted.

Cash flow statement

There is no statement of cash flows as the Company is a wholly owned subsidiary of Wind Resources Limited, which is registered in England and Wales and which includes a consolidated cash flow statement in its financial statements. This treatment is permitted by FRS 1 (Revised).

2 Turnover

Turnover represents sales of electricity products to Npower Limited under a power sales agreement. The electricity products comprise sale of energy, levy exemption certificates, triad benefits and renewable obligation certificates. The prices are agreed in advance and stated in the power sales agreement. The Climate Change Levy allows the Company to receive a proportion of the exempting benefit available to Npower Limited as a consequence of wind energy being exempt from the Levy.

From 1 April 2002, the Government introduced the Renewables Obligation. Generation of electricity from wind energy is eligible under the Renewables Obligation. Renewable Obligation certificates are obtained and sold under a power purchase agreement, yielding additional income for the Company.

The Company operates wholly in the United Kingdom.

3 Operating expenses

The directors consider that the nature of the business is such that the analysis of expenses shown below is more informative than that set out in the Companies Act 1985 formats.

	2006	2005
	£'000	£'000
Operating and maintenance costs	**207.1**	318.5
Operating lease rentals—land and buildings	**17.6**	17.5
Administration	**13.6**	13.2
Depreciation	**339.3**	357.7
Rates	**12.7**	13.7
Fees	**4.0**	4.0
Audit fees	**1.6**	1.4
	595.9	726.0

4 Directors and employees

No director received any emoluments from the Company during the year (2005: £nil).

The Company had no employees during the current or the prior year.

5 Interest receivable

	2006	2005
	£'000	£'000
Bank interest receivable	**22.7**	20.8

6 Tax on profit on ordinary activities

a) Analysis of tax charge in the year

	2006 £'000	2005 £'000
Current tax:		
UK corporation tax on profits for the year	**223.1**	129.0
Total current tax (Note 6 (b))	**223.1**	129.0
Deferred tax (Note 12):		
Origination and reversal of timing differences	**(83.0)**	(83.4)
Adjustment in respect of prior years	**3.0**	(3.1)
Total deferred tax	**(80.0)**	(86.5)
Tax on profit on ordinary activities	**143.1**	42.5

b) Factors affecting tax charge for the year

The tax assessed for the year is different to the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2006 £'000	2005 £'000
Profit on ordinary activities before tax	**466.7**	157.8
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30% (2005: 30%)	**140.1**	47.3
Effects of:		
Capital allowances for the year less than depreciation	**83.0**	83.4
Marginal relief	**—**	(1.7)
Current tax charge for the year (Note 6 (a))	**223.1**	129.0

7 Dividends

	2006 £'000	2005 £'000
Equity shares:		
Interim paid up of 23.03; (2005: 36.98p) per ordinary share	**330.0**	530.0

8 Tangible fixed assets

	Plant and machinery £'000
Cost	
At 1 April 2005	6,785.6
Additions	1.3
At 31 March 2006	6,786.9
Depreciation	
At 1 April 2005	4,240.9
Charge for the year	339.3
At 31 March 2006	4,580.2
Net book value	
At 31 March 2006	**2,206.7**
At 31 March 2005	2,544.7

9 Stocks

	2006	2005
	£'000	£'000
Spare parts	**10.1**	10.1

10 Debtors

	2006	2005
	£'000	£'000
Trade debtors	**37.2**	—
Prepayments and accrued income	**367.8**	255.5
Other debtor	**20.0**	20.0
	425.0	275.5

The £20,000 other debtor relates to a deposit held by a bank in line with planning conditions. It will become repayable at the end of the planning period, which is after more than one year from the balance sheet date.

11 Creditors

	2006	2005
	£'000	£'000
Corporation tax	**102.1**	38.3
Value added tax	**42.4**	30.2
Accruals and deferred income	**127.6**	147.2
	272.1	215.7

12 Provisions for liabilities and charges—deferred tax

	2006	2005
	£'000	£'000
Deferred taxation provided in respect of accelerated capital allowances at 30% (2005: 30%):		
At 1 April	**662.5**	749.0
Adjustment in respect of prior years	**3.0**	(3.1)
Credit for the year	**(83.0)**	(83.4)
At 31 March	**582.5**	662.5

13 Called up share capital

	2006	2005
	£'000	£'000
Authorised:		
1,500,000 ordinary shares of £1 each	**1,500.0**	1,500.0
Allotted, called up and fully paid:		
1,433,155 ordinary shares of £1 each	**1,433.2**	1,433.2

All shares are held by Wind Resources Limited.

14 Profit and loss account

	2006	2005
	£'000	£'000
At 1 April	**878.4**	1,293.1
Profit after tax	**323.6**	115.3
Dividends	**(330.0)**	(530.0)
At 31 March	**872.0**	878.4

15 Reconciliation of movements in equity shareholders' funds

	2006	2005
	£'000	£'000
Profit for the year	**323.6**	115.3
Dividends	**(330.0)**	(530.0)
Net deductions from equity shareholders' funds	**(6.4)**	(414.7)
Opening equity shareholders' funds	**2,311.6**	2,726.3
Closing equity shareholders' funds	**2,305.2**	2,311.6

16 Related party transactions

Disclosure is not required of related party transactions between group companies since the Company meets the exemption criteria of being at least a 90% subsidiary of its parent, Wind Resources Limited.

Western Power Generation Limited, an associate company of Avonbank Investments Limited, which holds 45% of the share capital of Wind Resources Limited, has a contract to provide management services to the Company. During the year the Company was charged £13,600 (2005: £13,200) under this contract, and at 31 March 2006 the Company owed £3,400 to Western Power Generation Limited (2005: £3,300). Payments in future years are linked to movements in the retail price index.

17 Lease commitments

The Company has a lease on the land occupied by the wind turbines that expires in September 2017, under which it has an obligation to pay the landowner, on a half yearly basis, the greater of either £300 per turbine or 2% of income from total units generated as rental.

18 Ultimate parent undertaking

The immediate parent undertaking of Carland Cross Limited is Wind Resources Limited, which is registered in England and Wales, and is the largest group into which the results of the Company are consolidated. Copies of the financial statements of Wind Resources Limited may be obtained from the company's registered office as stated below.

Given that no member owns more than 45% of the issued share capital of Wind Resources Limited, it is therefore considered to be the ultimate parent undertaking.

Carland Cross Limited
Avonbank
Feeder Road
Bristol
BS2 0TB

Telephone: 0117 933 2000
Fax: 0117 933 2001

CARLAND CROSS LIMITED

ANNUAL REPORT AND FINANCIAL STATEMENTS

For the year ended 31 March 2005

Contents

Directors' report
For the year ended 31 March 2005

The directors present their annual report and the audited financial statements of Carland Cross Limited (the 'Company') for the year ended 31 March 2005.

Principal activity and business review

The principal activity of the Company is to operate a windfarm on a site near Mitchell in Cornwall. The windfarm generates electricity using wind turbines, and consists of fifteen Vestas wind turbines.

Capital investment and future developments

The Company will continue to manage and maximise investments in renewable energy generation.

Profit and dividend

The profit for the year before taxation amounted to £157,800 (2004: £1,967,200) and £115,300 (2004: £1,377,100) after taxation. The directors paid a dividend for the year of £530,000 (2004: £380,000).

The profit in 2004 included an impairment reversal. To make the profits in both years comparable, the impact of the impairment reversal in 2004 should be taken into account as detailed in note 4.

Directors

The directors who served throughout the year were:

Samuel Robert James Anderson	alternate to David Neil Morrison
Stephen John Tivadar Balint	
Dominic Paul Keating	alternate to Stephen John Tivadar Balint
Tariq Masood	
David Neil Morrison	

At 31 March 2005 and throughout the year, no director had any interest in the shares of the Company or other group companies which required notification to the Company under Section 324 and registration by the Company under Section 325 of the Companies Act 1985.

None of the directors were materially interested in any contract of significance in relation to the Company's business.

Auditors

On 23 May 2005, PKF transferred their business to PKF (UK) LLP, a limited liability partnership. Under section 26(5) of the Companies Act 1989, the company consented to extend the audit appointment to PKF (UK) LLP from 23 May 2005. Accordingly, the audit report has been signed in the name of PKF (UK) LLP and a resolution for the reappointment of PKF (UK) LLP will be proposed at the forthcoming annual general meeting.

By Order of the Board

T Masood
Director

20 January 2006

Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that year. In preparing those financial statements the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for ensuring that the directors' report is prepared in accordance with Company Law in the United Kingdom.

Independent auditors' report
to the members of Carland Cross Limited

We have audited the financial statements of Carland Cross Limited for the year ended 31 March 2005 which comprise the profit and loss account, the balance sheet and the related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and United Kingdom Accounting Standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with the relevant legal and regulatory requirements and United Kingdom Auditing Standards.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Company is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of the Company's affairs as at 31 March 2005 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PKF (UK) LLP

Bristol
United Kingdom

PKF (UK) LLP
Registered Auditors

23 January 2006

Profit and loss account
For the year ended 31 March 2005

	Notes	2005	2004
		£'000	£'000
Turnover	2	**863.0**	892.1
Operating expenses before exceptional item	3	**(726.0)**	(400.3)
Exceptional item—impairment reversal	4	**—**	1,466.5
Operating expenses after exceptional item		**(726.0)**	1,066.2
Operating profit		**137.0**	1,958.3
Interest receivable (net)	6	**20.8**	8.9
Profit on ordinary activities before tax		**157.8**	1,967.2
Tax on profit on ordinary activities	7	**(42.5)**	(590.1)
Profit on ordinary activities after tax		**115.3**	1,377.1
Dividends	8	**(530.0)**	(380.0)
Retained (loss)/profit for the financial year	15, 16	**(414.7)**	997.1

There are no recognised gains and losses other than the results shown above. All amounts relate to continuing operations.

The accompanying notes are an integral part of these financial statements.

Balance sheet
As at 31 March 2005

	Notes	2005 £'000	2004 £'000
Fixed assets			
Tangible assets	9	**2,544.7**	2,905.0
Current assets			
Stock	10	**10.1**	10.1
Debtors	11	**275.5**	392.8
Cash at bank		**359.5**	419.3
Creditors		**645.1**	822.2
Amounts falling due within one year	12	**(215.7)**	(251.9)
Net current assets		**429.4**	570.3
Total assets less current liabilities		**2,974.1**	3,475.3
Provisions for liabilities and charges—deferred tax	13	**(662.5)**	(749.0)
Net assets		**2,311.6**	2,726.3
Capital and reserves			
Called up share capital	14	**1,433.2**	1,433.2
Profit and loss account	15	**878.4**	1,293.1
Equity shareholders' funds	16	**2,311.6**	2,726.3

The accompanying notes are an integral part of these financial statements.

The financial statements on pages 4 to 13 were approved by the Board of Directors on 20 January 2006 and were signed on its behalf by:

T Masood
Director

Notes to the financial statements
For the year ended 31 March 2005

1 Accounting policies

A summary of the principal accounting policies, all of which have been consistently applied, is set out below.

Basis of preparation

The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards.

Turnover

Turnover is stated net of value added tax (see Note 2).

Leases

Operating lease rentals are charged to the profit and loss account in relation to the total number of units generated (see Note 18).

Tangible fixed assets

Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment.

Depreciation

The charge for depreciation is calculated to write off assets over their estimated useful economic lives taking into account anticipated residual values. The lives of depreciable plant and machinery generation assets are all 20 years.

Stock

Stocks are valued at the lower of cost and net realisable value.

Taxation

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Company's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in years different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the years in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Cash flow statement

The Company is exempt from the requirement to prepare a cash flow statement under Financial Reporting Standard 1 (revised) on the basis that it is a wholly owned subsidiary of Wind Resources Limited which is registered in England and Wales and includes a consolidated cash flow statement in its consolidated financial statements.

2 Turnover

Turnover represents sales of electricity products to London Electricity Group plc under a power sales agreement. The electricity products comprise sale of energy, levy exemption certificates, triad benefits and renewable obligation certificates. The prices are agreed in advance and stated in the power sales agreement. The Climate Change Levy allows the Company to receive a proportion of the exempting benefit available to London Electricity Group plc as a consequence of wind energy being exempt from the Levy.

From 1 April 2002, the Government introduced the Renewables Obligation. Generation of electricity from wind energy is eligible under the Renewables Obligation. Renewable Obligation certificates are obtained and sold under a power purchase agreement, yielding additional income for the Company.

The Company operates wholly in the United Kingdom.

3 Operating expenses

The directors consider that the nature of the business is such that the analysis of expenses shown below is more informative than that set out in the Companies Act 1985 formats.

	2005	2004
	£'000	£'000
Operating and maintenance costs	**318.5**	189.0
Operating lease rentals—land and buildings	**17.5**	19.7
Administration	**13.2**	12.9
Depreciation	**357.7**	161.5
Rates	**13.7**	15.0
Fees	**4.0**	1.1
Audit fees	**1.4**	1.1
	726.0	400.3

4 Exceptional item—impairment reversal

In 1998 and 1999 impairment reviews, which followed the provisions of Financial Reporting Standard 11 "Impairment of fixed assets and goodwill", were carried out on the windfarm. The result of the impairment reviews was to account for an additional £2,454,200 of depreciation in order to reduce the net book value of the windfarm assets to their then estimated recoverable amounts.

Following the introduction of the Renewables Obligation on 1 April 2002 a further impairment review was carried out in 2004 which resulted in the revaluation of the windfarm assets to their original depreciated value. The total depreciation charged on the windfarm assets was reduced by £1,466,500.

A provision for deferred tax was made on the impairment reversal. The provision was based on the current tax rate of 30%, increasing the total deferred tax provision by £439,950.

In estimating the recoverable amount of the windfarm assets a forecast period of 9 years was used. Future output was assumed to be in line with historical trends, with sales being based on predicted power prices. General inflation was assumed to be 2.5% per annum. A discount rate of 10% was used.

5 Directors and employees

No director received any emoluments from the Company during the year (2004: £nil).

The Company had no employees during the current or the prior year.

6 Interest receivable (net)

	2005	2004
	£'000	£'000
Bank interest receivable	**20.8**	9.5
Bank interest payable	**—**	(0.5)
Interest payable on corporation tax underpayment	**—**	(0.1)
Interest receivable (net)	**20.8**	8.9

7 Tax on profit on ordinary activities

a) Analysis of tax charge in the year

	2005	2004
	£'000	£'000
Current tax:		
UK corporation tax on profits for the year	**129.0**	167.7
Adjustment in respect of prior years	**—**	1.7
Total current tax (Note 7 (b))	**129.0**	169.4
Deferred tax (Note 13):		
Origination and reversal of timing differences	**(83.4)**	(17.5)
Exceptional item—impairment reversal	**—**	440.0
Adjustment in respect of prior years	**(3.1)**	(1.8)
Total deferred tax	**(86.5)**	420.7
Tax on profit on ordinary activities	**42.5**	590.1

b) Factors affecting tax charge for the year

The tax assessed for the year is different to the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2005	2004
	£'000	£'000
Profit on ordinary activities before tax	**157.8**	1,967.2
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30% (2004: 30%)	**47.3**	590.2
Effects of:		
Capital allowances for the year less than depreciation	**83.4**	17.5
Exceptional item—impairment reversal	**—**	(440.0)
Adjustment in respect of prior years	**—**	1.7
Marginal relief	**(1.7)**	—
Current tax charge for the year (Note 7 (a))	**129.0**	169.4

8 Dividends

	2005	2004
	£'000	£'000
Equity shares:		
Interim paid of 36.98p (2004: 26.51p) per ordinary share	**530.0**	380.0

9 Tangible fixed assets

	Plant and machinery
	£'000
Cost	
At 1 April 2004	6,788.2
Disposals	(2.6)
At 31 March 2005	6,785.6
Depreciation	
At 1 April 2004	3,883.2
Charge for the year	357.7
At 31 March 2005	4,240.9
Net book value	
At 31 March 2005	2,544.7
At 31 March 2004	2,905.0

10 Stocks

	2005	2004
	£'000	£'000
Spare parts	**10.1**	10.1

11 Debtors

	2005	2004
	£'000	£'000
Trade debtors	—	35.3
Amounts owned by group undertakings	—	4.7
Prepayments and accrued income	**255.5**	332.8
Other debtor	**20.0**	20.0
	275.5	392.8

The £20,000 other debtor relates to a deposit held by a bank in line with planning conditions. It will become repayable at the end of the planning period, which is after more than one year from the balance sheet date.

12 Creditors

	2005	2004
	£'000	£'000
Corporation tax	**38.3**	91.1
Value added tax	**30.2**	29.1
Accruals and deferred income	**147.2**	131.7
	215.7	251.9

13 Provisions for liabilities and charges—deferred tax

	2005	2004
	£'000	£'000
Deferred taxation provided in respect of accelerated capital allowances at 30% (2004: 30%):		
At 1 April	**749.0**	328.3
Adjustment in respect of prior years	**(3.1)**	(1.8)
Credit for the year	**(83.4)**	(17.5)
Exceptional item—impairment reversal	—	440.0
At 31 March	**662.5**	749.0

14 Called up share capital

	2005	2004
	£'000	£'000
Authorised		
1,500,000 ordinary shares of £1 each	**1,500.0**	1,500.0
Allotted, called up and fully paid:		
1,433,155 ordinary shares of £1 each	**1,433.2**	1,433.2

All shares are held by Wind Resources Limited.

15 Profit and loss account

	2005	2004
	£'000	£'000
At 1 April	**1,293.1**	296.0
Retained (loss)/profit for the financial year	**(414.7)**	997.1
At 31 March	**878.4**	1,293.1

16 Reconciliation of movements in equity shareholders' funds

	2005	2004
	£'000	£'000
Profit for the financial year	**115.3**	1,377.1
Dividends	**(530.0)**	(380.0)
Net (deductions) from/addition to equity shareholders' funds	**(414.7)**	997.1
Opening equity shareholders' funds	**2,726.3**	1,729.2
Closing equity shareholders' funds	**2311.6**	2,726.3

17 Related party transactions

Disclosure is not required of related parry transactions between group companies since the Company meets the exemption criteria of being at least a 90% subsidiary of its parent, Wind Resources Limited.

Renewable Energy Systems Limited, an associate company of RES-Gen Limited, which owns 10% of Wind Resources Limited (the parent company), was the turnkey contractor for the construction of the windfarm, and held an operating and maintenance contract with the Company until March 2004. During the year the cost under this contract was £nil (2004: £66,378) and at 31 March 2005 the Company owed £nil to Renewable Energy Systems Limited (2004: £3,388).

Western Power Generation Limited, an associate company of Avonbank Investments Limited, which holds 45% of the share capital of Wind Resources Limited, has a contract to provide management services to the Company. During the year the Company was charged £13,200 (2004: £12,876) under this contract, and at 31 March 2005 the Company owed £3,300 to Western Power Generation Limited (2004: £3,219). Payments in future years are linked to movements in the retail price index.

18 Lease commitments

The Company has a lease on the land occupied by the wind turbines that expires in September 2017, under which it has an obligation to pay the landowner, on a half yearly basis, the greater of either £300 per turbine or 2% of income from total units generated as rental.

19 Ultimate parent undertaking

The immediate parent undertaking of Carland Cross Limited is Wind Resources Limited, which is registered in England and Wales, and is the largest group into which the results of the Company are consolidated. Copies of the financial statements of Wind Resources Limited may be obtained from the company's registered office as stated below.

Given that no member owns more than 45% of the issued share capital of Wind Resources Limited, it is therefore considered to be the ultimate parent undertaking.

Carland Cross Limited
Avonbank
Feeder Road
Bristol
BS2 0TB

Telephone: 0117 933 2000
Fax: 0117 933 2001

CeltPower Ltd

DIRECTORS' REPORT AND ACCOUNTS

For the year ended 31 December 2006

CELTPOWER LIMITED

Directors' Report and Accounts
for the year ended 31 December 2006

Contents

CELTPOWER LIMITED
for year ended 31 December 2006

Report of the Directors

The directors present their report and audited Accounts for the year ended 31 December 2006.

Activities and review

The principal activity of Celtpower Limited "the company" is the operation of wind powered electricity generation. During the year the company continued to operate wind farm sites in Wales and this activity will continue for the foreseeable future.

Directors and their interests

The directors who held office during the year were as follows:

Keith Anderson
Simon Christian
David Morrison
Kunihiko Okuma
Minoru Saito
Motoyasu Sakamoto

Minoru Saito resigned as a director on 6th February 2007 and was replaced by Malcolm Garrity on the same day.

None of the directors who held office at the end of the financial year had any disclosable interest in the shares of the company.

Key factors affecting the business

The key factors affecting the business include weather conditions and generation resource availability.

Operational financial performance

Operating profit increased by £922,000 to £3,133,000, principally due to a combination of an increase in generated output and an improved pricing structure.

During the year £431,000 of costs were incurred in the development of a new wind farm. These costs have been capitalised and included on the balance sheet.

Both the level of business and the year end financial position were satisfactory and the directors expect that the present level of activity will be sustained for the foreseeable future.

Results and dividend

The profit for the year amounted to £2,273,000 (2005: £1,553,000). The aggregate dividends paid during the year amounted to £1,000,000 (2005: £2,000,000).

Financing review

Capital Structure

The company is equity funded. The equity of the company is held jointly by ScottishPower Generation Limited and Eurus Energy UK Limited.

Funding

At the end of the year the company had short term bank deposits of £3,553,000 (2005: £2,044,000).

Liquidity

The directors confirm that the company remains a going concern on the basis of its future cash flow forecasts and has sufficient working capital for present requirements.

Statement of directors' responsibilities

The directors are responsible for preparing the Directors' Report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with UK Accounting Standards and applicable law (UK Generally Accepted Accounting Practice).

The financial statements are required by law to give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

In preparing these financial statements, the directors are required to: select suitable accounting policies and then apply them consistently; make judgments and estimates that are reasonable and prudent; state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements, and prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the company and to prevent and detect fraud and other irregularities.

Charitable contributions

During the year the company made charitable contributions totalling £3,088 (2005: £11,555).

Disclosure of information to auditors

The directors who held office at the date of approval of this directors' report confirm that, so far as they are each aware, there is no relevant audit information of which the Company's auditors are unaware; and each director has taken all the steps that he ought to have taken as a director to make himself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

Auditors

The directors of the Company will re-appoint KPMG LLP as auditors of the company at the board meeting approving the Accounts for the year ended 31 December 2006.

On behalf of the Board

Simon Christian
Director

13 June 2007

3 Prenton Way
Prenton
CH43 3ET

CELTPOWER LIMITED
for the year ended 31 December 2006

Accounting Policies

Basis of accounting

The Accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards in the UK and comply with the requirements of the Companies Act 1985.

Turnover

Turnover, which excludes Value Added Tax and trade discounts, represents the invoiced value of electricity generated, Renewable Obligation Certificates, Levy Exemption Certificates and accrued income. Accrued income represents the sales value of energy which is yet to be invoiced and is based on the value of units supplied. Units are determined by energy volumes recorded on the wind farm meters and industry-wide trading and settlement systems.

Interest

Interest payable and receivable is reflected in the profit and loss account as it arises.

Taxation

In accordance with Financial Reporting Standard ("FRS") 19 'Deferred tax', full provision is made for deferred tax on a non discounted basis.

Operating leases

Rentals payable under operating leases are charged to the profit and loss account as incurred.

Tangible fixed assets

Tangible fixed assets are stated at cost and include all costs which are directly attributable to the construction of fixed assets.

Depreciation is calculated in order to write off the cost of tangible fixed assets, less their estimated residual value, on a straight-line basis over the expected useful economic lives of the assets concerned. Assets in the course of construction are not depreciated.

The annual rate used for plant and machinery is as follows:

From acquisition to 31 December 1998	13.3% per annum
Thereafter	6.6% per annum

The carrying values of tangible fixed assets are reviewed for impairment in periods if events or changes in circumstances indicate the carrying value may not be recoverable. Impairment losses are recognised in the year in which they are identified.

CELTPOWER LIMITED

Profit and Loss Account
for the year ended 31 December 2006

	Notes	Year ended 31 December 2006	Year ended 31 December 2005
		£000	£000
Turnover		**5,606**	4,066
Operating expenses		**(2,473)**	(1,855)
Operating profit	1	**3,133**	2,211
Interest payable		**(113)**	(30)
Interest receivable		**120**	115
Profit on ordinary activities before taxation		**3,140**	2,296
Tax on profit on ordinary activities	4	**(867)**	(743)
Retained profit for the financial year		**2,273**	1,553

The above results relate to continuing operations.

A statement of total recognised gains and losses and a reconciliation of historical cost profits and losses are not shown as all gains and losses for both years are recognised in the profit and loss account under the historical cost convention.

The Accounting Policies on page 4, together with the Notes on pages 8 to 12, form part of these Accounts.

CELTPOWER LIMITED

Cash Flow Statement
for the year ended 31 December 2006

	Notes	Year ended 31 December 2006	Year ended 31 December 2005
		£000	£000
Cash inflow from operating activities	5	**3,666**	3,050
Returns on investments and servicing of finance	6	**7**	85
Taxation		**(733)**	(1,054)
Capital expenditure—purchase of fixed assets		**(431)**	—
Equity dividends paid		**(1,000)**	(2,000)
Increase in cash in year	7	**1,509**	81

Reconciliation of Net Cash Flow to Movement in Net Funds
for the year ended 31 December 2006

	Note	31 December 2006	31 December 2005
		£000	£000
Increase in cash in year		**1,509**	81
Movement in net funds in year		**1,509**	81
Net funds at end of previous year		**2,044**	1,963
Net funds at end of year	7	**3,553**	2,044

CELTPOWER LIMITED

Balance Sheet
As at 31 December 2006

	Notes	31 December 2006 £000	31 December 2005 £000
Fixed assets			
Tangible assets	8	3,499	3,508
Current assets			
Debtors	9	3,560	2,796
Cash at bank and in hand		3,553	2,044
		7,113	4,840
Creditors: amounts falling due within on year	10	(2,644)	(1,585)
Net current assets		4,469	3,255
Total assets less current liabilities		7,968	6,763
Provisions for liabilities and charges			
—Deferred tax	11	(673)	(741)
Net assets		7,295	6,022
Called up share capital	12	1	1
Profit and loss account	13	7,294	6,021
Equity shareholders's funds	14	7,295	6,022

The Accounting Policies on page 4, together with the Notes on pages 8 to 12, form part of these Accounts.

Approved by the Board on 13 June 2007 and signed on its behalf by:

Simon Christian
Director

CELTPOWER LIMITED

Notes to the Accounts
for the year ended 31 December 2006

1 Operating profit

Operating profit is stated after charging:

	Year ended 31 December 2006	Year ended 31 December 2005
	£000	£000
Depreciation on tangible fixed assets	440	440
Auditors; remuneration —Audit	7	6
—Other services	12	3
Management service charge	400	—
Land rentals—operating leases	650	528

2 Employee information

The company has no employees (2005: Nil). The company uses the services of another company to operate and maintain the windfarms for which a charge is made and is included in operating expenses.

3 Directors' emoluments

The directors received no remuneration from the company in the year (2005: Nil).

4 Tax on profit on ordinary activities

	Note	Year ended 31 December 2006	Year ended 31 December 2005
		£000	£000
Current tax:			
UK corporation tax on the profits of the year		1,010	771
Adjustment in respect of prior periods		(75)	—
Total corporation tax		935	771
Deferred tax:			
Origination and reversal of timing differences			
—Current year		(68)	(81)
—Prior year		—	53
Total deferred tax	11	(68)	(28)
Tax on profit on ordinary activities		867	743

The current tax charge for the year varied from the standard rate of corporation tax as follows.

	Year ended 31 December 2006	Year ended 31 December 2005
	£000	£000
Profit on ordinary activities before tax	3,140	2,296
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2005: 30%)	942	689
Effects of:		
Depreciation on ineligible items	—	1
Deferred tax—current year	68	81
Prior period adjustments	(75)	—
Current charge for year	935	771

Notes to the Accounts—(Continued)
for the year ended 31 December 2006

5 Reconciliation of operating profit to cash inflow from operating activities

	Year ended 31 December 2006	Year ended 31 December 2005
	£000	£000
Operating profit	**3,133**	2,211
Depreciation charge	**440**	440
Increase in debtors	**(764)**	(59)
Increase in creditors	**857**	458
Cash inflow from operating activities	**3,666**	3,050

6 Analysis of cash flows in respect of returns and servicing of finance

	Year ended 31 December 2006	Year ended 31 December 2005
	£000	£000
Returns on investments and servicing of finance		
Interest paid	**(113)**	(30)
Interest received	**120**	115
Cash inflow from returns on investments and servicing of finance	**7**	85

7 Analysis of net funds

	At 1 January 2006	Cash flow	At 31 December 2006
	£000	£000	£000
Cash at bank	2,044	1,509	**3,553**

8 Fixed assets

Tangible assets	Offshore Project	Plant and Machinery	Total
	£000	£000	£000
Cost:			
At 1 January 2006	**1.250**	**32,481**	**33,731**
Additions	**431**	**—**	**431**
At 31 December 2006	**1,681**	**32,481**	**34,162**
Depreciation:			
At 1 January 2006	1,250	28,973	30,223
Charge for the year	—	440	440
At 31 December 2006	**1,250**	**29,413**	**30,663**
Net book value:			
At 31 December 2006	**431**	**3,068**	**3,499**
At 31 December 2005	—	3,508	3,508

(a) Included within the cost of tangible fixed assets above are assets in the course of construction of £431,000 (2005: nil).

(b) During the year, tangible fixed assets previously presented separately as 'Wind farm extension' were amalgamated within Plant and machinery1. At 31st December 2005, the cost of these assets was £156,000 and the accumulated depreciation was £156,000

9 Debtors

	2006	2005
	£000	£000
Amounts falling due within one year:		
Trade debtors	**1,523**	1,013
Prepayments and accrued income	**1,845**	1,369
Other debtors	**192**	414
	3,560	2,796

10 Creditors

	2006	2005
	£000	£000
Amounts falling due within one year:		
Trade debtors	**24**	1
Corporation tax	**442**	240
Other taxes and social security	**260**	321
Accruals	**1,918**	1,023
	2,644	1,585

11 Provisions for liabilities and charges—deferred tax

Deferred taxation provided in the Accounts is as follows:

	2006	2005
	£000	£000
Accelerated capital allowances	**673**	741
At 1 January	**741**	769
Deferred tax credited in profit and loss account (note 4)	**(68)**	(28)
At 31 December	**673**	741

12 Share capital

	2006	2005
	£000	£000
Authorised:		
1,000 (2005:1,000) ordinary shares of £1 each	**1**	1
Allotted, called up and fully paid:		
1,000 (2005: 1,000)ordinary shares of £1 each	**1**	1

13 Profit and loss account

	2006	2005
	£000	£000
At 1 January	**6,021**	6,468
Profits for the financial year	**2,273**	1,553
Dividends	**(1,000)**	(2,000)
At 31 December	**7,294**	6,021

14 Reconciliation of movements in shareholders' funds

	2006	2005
	£000	£000
Opening shareholders funds	**6,022**	6,469
Profits for the financial year	**2,273**	1,553
Dividends	**(1,000)**	(2,000)
Closing shareholders' funds	**7,295**	6,022

15 Financial commitments

At 31 December 2006 the company had annual commitments under non-cancellable operating leases for ground rent payable. The operating lease payments are dependent on the company's turnover.

16 Related party transactions

During the year to 31 December 2006, CeltPower Limited sold electricity, Renewable Obligation Certificates and Levy Exemption Certificates to ScottishPower Energy Retail Limited (a subsidiary of the ScottishPower Group) amounting to £5,606,000 (2005: £4,066,000). At 31 December 2006 ScottishPower Energy Retail Limited owed CeltPower Limited £1,464,000 (2004: £957,000) in respect of these services.

During the year to 31 December 2006, CeltPower Limited paid management charges of £200,000 to ScottishPower Generation Limited and £200,000 to Eurus Energy UK Limited.

All transactions undertaken between related parties were provided in the ordinary course of business and at arms length.

17 Ownership

The company is jointly owned and controlled by ScottishPower Generation Limited, a subsidiary of Scottish Power pic, incorporated and registered in Scotland and Eurus Energy UK Limited, a subsidiary of Eurus Energy Holdings Corporation which is incorporated and registered in Japan. Eurus Energy Holdings Corporation is owned jointly by Tokyo Electric Power Company and Toyota Tsusho Corporation. Eurus Energy Europe B.V. transfered its interest in the company to Eurus Energy UK Limited on the 29th December 2006.

KPMG

KPMG LLP

191 West George Street
Glasgow
G2 2LJ
United Kingdom

Independent auditors' report to the members of Celtpower Limited

We have audited the financial statements of Celtpower Limited for the year ended 31 December 2006 which comprise the Profit and Loss Account, the Balance Sheet, the Cash Flow Statement, and the related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the financial statements in accordance with applicable law and UK Accounting Standards (UK Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities on page 2.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with UK Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 December 2006 and of its profit for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the financial statements.

KPMG LLP
Chartered Accountants
Registered Auditor

27 June 2007

CeltPower Ltd

DIRECTORS' REPORT AND ACCOUNTS

For the year ended 31 December 2005

CELTPOWER LIMITED

Directors' Report and Accounts
for the year ended 31 December 2005

Contents

CELTPOWER LIMITED
for year ended 31 December 2005

Report of the Directors

The directors present their report and audited Accounts for the year ended 31 December 2005.

Results and dividend

The profit for the year amounted to £1,553,000 (2004: £2,033,000). The directors recommended and paid a dividend of £2,000,000 during the year (2004: £2,000,000). The retained profit for the year of £1,553,000 (2004: £2,033,000) has been transferred to reserves.

Activities and review

The principal activity of the company is wind powered electricity generation.

Both the level of operations and the financial position at the year end were satisfactory. The directors expect to continue the present profitable operations.

Directors and their interests

The directors who held office during the year were as follows:

Keith Anderson	(appointed 23 December 2005)
Alan Bryce	(resigned 2 May 2005)
Simon Christian	
John Heasley	(resigned 23 December 2005)
John Matthew	(resigned 30 September 2005)
David Morrison	(appointed 2 May 2005)
Kunihiko Okuma	(appointed 30 September 2005)
Minoru Saito	
Motoyasu Sakamoto	

None of the directors who held office at the end of the financial year had any disclosable interest in the shares of the company.

Statement of directors' responsibilities

The directors are responsible for preparing the Directors' Report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with UK Accounting Standards.

The financial statements are required by law to give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

In preparing these financial statements, the directors are required to:

select suitable accounting policies and then apply them consistently;

make judgments and estimates that are reasonable and prudent;

state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements, and

prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the company and to prevent and detect fraud and other irregularities.

Under applicable law the directors are also responsible for preparing a Directors' Report that complies with that law.

Charitable contributions

During the year the following donations were made:

Llidiartywaen Centre Committee	£1,000.00
Severn Valley Trotting Races	£ 250.00
Llandinam Community Primary School	£ 400.00
Newtown Rugby Club	£ 450.00
Montgomery Family Crisis Centre	£ 800.00
Town Tigers	£ 450.00
Newtown Football Club	£ 587.50
Andrew Davies	£ 200.00
Llandinam Village Hall	£1,000.00
Dance Trance	£ 300.00
Penygloddfa Primary School	£ 300.00
Caersws Football Club	£ 300.00
Dolfor Community Hall	£3,000.00
Kerry Eisteddfod Community Council	£ 400.00
Wales Air Ambulance	£2,000.00
M Williams	£ 117.50

Auditors

A resolution for the re-appointment of KPMG LLP as auditors of the company will be proposed at the Annual General Meeting.

By order of the Board



3 Prenton Way
Prenton
CH43 3ET

Rhona Gregg
Secretary
7 September 2006

Accounting Policies

Basis of accounting

The Accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards in the UK and comply with the requirements of the Companies Act 1985.

Turnover

Turnover, which excludes Value Added Tax and trade discounts, represents the invoiced value of electricity generated.

Tangible fixed assets

The cost of tangible fixed assets comprises construction costs, together with any incidental costs of construction.

Depreciation is calculated in order to write off the cost of tangible fixed assets, less their estimated residual value, on a straight-line basis over the expected useful economic lives of the assets concerned. Assets in the course of construction are not depreciated.

The annual rate used for plant and machinery is as follows:

From acquisition to 31 December 1998	13.3% per annum
Thereafter	6.6% per annum

The carrying values of tangible fixed assets are reviewed for impairment in periods if events or changes in circumstances indicate the carrying value may not be recoverable. Impairment losses are recognised in the period in which they are identified.

Operating leases

All leases are regarded as operating leases and the total payments are charged to the profit and loss account as incurred.

Interest

Interest receivable is reflected in the profit and loss account as it arises.

Taxation

In accordance with Financial Reporting Standard 19 ("FRS") 'Deferred tax', full provision is made for deferred tax on a non discounted basis.

CELTPOWER LIMITED

Profit and Loss Account
for the year ended 31 December 2005

	Notes	Year ended 31 December 2005	Year ended 31 December 2004
		£000	£000
Turnover	1	**4,066**	4,283
Operating expenses		**(1,855)**	(1,475)
Operating Profit		**2,211**	2,808
Interest payable		**(30)**	—
Interest receivable		**115**	89
Profit on ordinary activities before taxation	2	**2,296**	2,897
Tax on profit on ordinary activities	5	**(743)**	(864)
Retained profit for the financial year		**1,553**	2,033

The above results relate to continuing operations.

A statement of total recognised gains and losses and a reconciliation of historical cost profits and losses are not shown as all gains and losses for both years are recognised in the profit and loss account under the historical cost convention.

The Accounting Policies on page 5, together with the Notes on pages 9 to 13, form part of these Accounts.

CELTPOWER LIMITED

Cash Flow Statement
for the year ended 31 December 2005

	Notes	Year ended 31 December 2005	Year ended 31 December 2004
		£000	£000
Cash inflow from operating activities	6	**3,050**	3,120
Returns on investments and servicing of finance	7	**85**	89
Taxation	-	**(1,054)**	(1,135)
Capital expenditure—purchase of fixed assets		**—**	(464)
Equity dividends paid		**(2,000)**	(2,000)
Increase/(decrease) in cash in year	8	**81**	(390)

Reconciliation of Net Cash Flow to Movement in Net Funds
for the year ended 31 December 2005

	Note	31 December 2005	31 December 2004
		£000	£000
Increase/(decrease) in cash in year		**81**	(390)
Movement in net funds in year		**81**	(390)
Net funds at end of previous year		**1,963**	2,353
Net funds at end of year	8	**2,044**	1,963

CELTPOWER LIMITED

Balance Sheet
As at 31 December 2005

	Notes	31 December 2005 £000	31 December 2004 £000
Fixed assets			
Tangible assets	9	**3,508**	3,948
Current assets			
Debtors	10	**2,796**	2,737
Cash at bank and in hand		**2,044**	1,963
		4,840	4,700
Creditors: amounts falling due within one year	11	**(1,585)**	(1,410)
Net current assets		**3,255**	3,290
Total assets less current liabilities		**6,763**	7,238
Provisions for liabilities and charges			
—Deferred tax	12	**(741)**	(769)
Net assets		**6,022**	6,469
Called up share capital	13	**1**	1
Profit and loss account	14	**6,021**	6,468
Equity shareholders' funds	15	**6,022**	6,469

The Accounting Policies on page 5, together with the Notes on pages 9 to 13, form part of these Accounts.

Approved by the Board on 7 September 2006 and signed on its behalf by:

Simon Christian
Director

Minoru Saito
Director

CELTPOWER LIMITED

Notes to the Accounts
for the year ended 31 December 2005

1 Turnover

Turnover, which excludes Value Added Tax, consists entirely of sales made in the United Kingdom from the company's principal activity and represents the value of electricity generated.

2 Profit on ordinary activities before taxation

Profit on ordinary activities before taxation is stated after charging:

	Year ended 31 December 2005	Year ended 31 December 2004
	£000	£000
Depreciation on tangible fixed assets	**440**	430
Repairs and maintenance	**224**	172
Auditors' remuneration —Audit	**6**	8
—Other services	**3**	4
Land rentals—operating leases	**528**	201

3 Staff numbers and costs

The company has no employees (2004: Nil). The company uses the services of another company to operate and maintain the windfarms for which a charge is made and is included in operating expenses.

4 Directors' emoluments

The directors received no remuneration from the company in the year (2004: Nil).

5 Tax on profit on ordinary activities

	Note	Year ended 31 December 2005	Year ended 31 December 2004
		£000	£000
Current tax:			
UK corporation tax on the profits of the year		**771**	940
Deferred tax:			
Origination and reversal of timing differences			
—Current year		**(81)**	(69)
—Prior year		**53**	(7)
Total deferred tax	12	**(28)**	(76)
Tax on profit on ordinary activities		**743**	864

The current tax charge for the year varied from the standard rate of corporation tax as follows.

	Year ended 31 December 2005	Year ended 31 December 2004
	£000	£000
Profit on ordinary activities before tax	**2,296**	2,897
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2004: 30%)	**689**	869
Effects of:		
Depreciation on ineligible items	**1**	—
Deferred tax—current year	**81**	69
Other items	**—**	2
Current charge for year	**771**	940

CELTPOWER LIMITED

Notes to the Accounts—(Continued)
for the year ended 31 December 2005

6 Reconciliation of operating profit to cash inflow from operating activities

	Year ended 31 December 2005	Year ended 31 December 2004
	£000	£000
Operating profit	**2,211**	2,808
Depreciation charge	**440**	430
Increase in debtors	**(59)**	(411)
Increase in creditors	**458**	293
Cash inflow from operating activities	**3,050**	3,120

7 Analysis of cash flows

	Year ended 31 December 2005	Year ended 31 December 2004
	£000	£000
Returns on investments and servicing of finance		
Interest paid	**(30)**	—
Interest received	**115**	89
Cash inflow from returns on investments and servicing of finance	**85**	89

8 Analysis of net funds

	At 1 January 2005	Cash flow	At 31 December 2005
	£000	£000	£000
Cash at bank	1,963	81	**2,044**

9 Fixed assets

Tangible assets	Offshore project	Windfarm extension	Plant and machinery	Total
	£000	£000	£000	£000
Cost:				
At 1 January and 31 December 2005	**1,250**	**156**	**32,325**	**33,731**
Depreciation:				
At 1 January 2005	1,250	156	28,377	29,783
Charge for the year	—	—	440	440
At 31 December 2005	**1,250**	**156**	**28,817**	**30,223**
Net book value:				
At 31 December 2005	**—**	**—**	**3,508**	**3,508**
At 31 December 2004	—	—	3,948	3,948

Assets in the course of construction of £Nil (2004: £Nil) comprised the offshore project which was fully impaired in 2003.

10 Debtors

	2005	2004
	£000	£000
Amounts falling due within one year:		
Trade debtors	**1,013**	926
Prepayments and accrued income	**1,369**	1,274
Other debtors	**414**	537
	2,796	2,737

11 Creditors

	2005	2004
	£000	£000
Amounts falling due within one year:		
Trade creditors	1	—
Corporation tax	240	523
Value added tax	321	274
Accrued expenses	1,023	613
	1,585	1,410

12 Provisions for liabilities and charges—deferred tax

Deferred taxation provided in the Accounts is as follows:

	2005	2004
	£000	£000
Accelerated capital allowances	741	769
At 1 January	769	845
Deferred tax credited in profit and loss account (note 5)	(28)	(76)
At 31 December	741	769

13 Share capital

	2005	2004
	£000	£000
Authorised:		
1,000 (2004: 1,000) ordinary shares of £1 each	1	1
Allotted, called up and fully paid:		
1,000 (2004: 1,000) ordinary shares of £1 each	1	1

14 Profit and loss account

	2005	2004
	£000	£000
Balance at 1 January	6,468	6,435
Profit for the financial year	1,553	2,033
Dividends	(2,000)	(2,000)
Balance at 31 December	6,021	6,468

15 Reconciliation of movements in shareholders' funds

	2005	2004
	£000	£000
Opening shareholders funds	6,469	6,436
Profit for the financial year	1,553	2,033
Dividends	(2,000)	(2,000)
Closing shareholders' funds	6,022	6,469

16 Financial commitments

At 31 December 2005 the company had annual commitments under non-cancellable operating leases for ground rent payable. The operating lease payments are dependent on the company's turnover.

17 Related party transactions

During the year to 31 December 2005, CeltPower Limited sold electricity to ScottishPower Energy Retail Limited (a subsidiary of the ScottishPower Group) amounting to £4,066,000 (2004: £4,283,000). At 31 December 2005 ScottishPower Energy Retail Limited owed CeltPower Limited £957,000 (2004: £926,000) in respect of these services.

All transactions undertaken between related parties were provided in the ordinary course of business and at arms length.

18 Ownership

The company is jointly owned and controlled by ScottishPower Generation Limited, a subsidiary of Scottish Power plc, incorporated and registered in Scotland and Eurus Energy Europe B.V., a subsidiary of Eurus Energy Holdings Corporation which is incorporated and registered in Japan. Eurus Energy Holdings Corporation is owned jointly by Tokyo Electric Power Company and Tomen Corporation.

KPMG

191 West George Street
Glasgow
G2 2LJ
United Kingdom

Independent auditors' report to the members of Celtpower Limited

We have audited the financial statements of Celtpower Limited for the year ended 31 December 2005 which comprise the Profit and Loss Account, the Balance Sheet, the Cash Flow Statement and the related notes. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of directors and auditors

As described in the Statement of Directors' Responsibilities on page 3, the company's directors are responsible for the preparation of the financial statements in accordance with applicable law and UK Accounting Standards (UK Generally Accepted Accounting Practice).

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements:

- give a true and fair view, in accordance with UK Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 December 2005 and of its profit for the year then ended; and
- have been properly prepared in accordance with the Companies Act 1985.

KPMG LLP

KPMG LLP
Chartered Accountants
Registered Auditor

13 September 2006

CeltPower Ltd

DIRECTORS' REPORT AND ACCOUNTS

For the year ended 31 December 2004

CELTPOWER LIMITED

Directors' Report and Accounts
for the year ended 31 December 2004

Contents

CELTPOWER LIMITED
for year ended 31 December 2004

Report of the Directors

The directors present their report and audited Accounts for the year ended 31 December 2004.

Results and dividend

The profit for the year amounted to £2,033,000 (2003: £437,000). The directors recommended and paid a dividend of £2,000,000 during the year (2003: £Nil). The retained profit for the year of £33,000 (2003: £437,000) has been transferred to reserves.

Activities and review

The principal activity of the company is wind powered electricity generation.

Both the level of operations and the financial position at the year end were satisfactory. The directors expect to continue the present profitable operations.

Directors and their interests

The directors who held office during the year were as follows:

Alan Bryce	
Adrian Coats	(resigned 24 August 2004)
John Heasley	
John Matthew	
Minoru Saito	
Motoyasu Sakamoto	
Simon Christian	(appointed 24 August 2004)

None of the directors who held office at the end of the financial year had any disclosable interest in the shares of the company.

Company Secretary

Grace Buckley resigned as company secretary on 30 April 2004 and David Rhodes was appointed as her replacement on 1 May 2004.

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the company and of the profit or loss for that period. In preparing those financial statements, the directors are required to:

- Select suitable accounting policies and then apply them consistently;
- Make judgements and estimates that are reasonable and prudent;
- Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy, at any time, the financial position of the company and to enable them to ensure that the Accounts comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the company and to prevent and detect fraud and other irregularities. The directors also confirm that applicable accounting standards have been followed.

Charitable contributions

During the year the following donations were made:

Llandinam CP School	£1,000
Newtown Football Club	£ 500
Caersws Football Club	£ 200
Severn Valley Trotting Races	£ 200
Montgomery Junior FC	£ 300
Llidiartwaen Community Centre	£ 750
Chemotherapy Day Centre	£ 500
Llandinam Village Hall	£ 500
Llidiartwaen School	£ 300
Newtown Rugby Club	£ 300
St Michael's School	£1,000
Dolfor Community Primary School	£1,000

Auditors

A resolution for the re-appointment of KPMG LLP as auditors of the company will be proposed at the Annual General Meeting.

By order of the Board

David Rhodes
Secretary
2 May 2005

30 Cannon Street
London
EC4M 6XH

CELTPOWER LIMITED
for the year ended 31 December 2004

Accounting Policies

Basis of accounting

The Accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards in the UK and the Companies Act 1985.

Turnover

Turnover, which excludes Value Added Tax and trade discounts, represents the invoiced value of electricity generated.

Tangible fixed assets

The cost of tangible fixed assets comprises construction costs, together with any incidental costs of construction.

Depreciation is calculated in order to write off the cost of tangible fixed assets, less their estimated residual value, on a straight-line basis over the expected useful economic lives of the assets concerned. Assets in the course of construction are not depreciated.

The annual rate used for plant and machinery is as follows:

From acquisition to 31 December 1998	13.3% per annum
Thereafter	6.6% per annum

The carrying values of tangible fixed assets are reviewed for impairment in periods if events or changes in circumstances indicate the carrying value may not be recoverable. Impairment losses are recognised in the period in which they are identified.

Operating leases

All leases are regarded as operating leases and the total payments are charged to the profit and loss account as incurred.

Interest

Interest receivable is reflected in the profit and loss account as it arises.

Taxation

In accordance with Financial Reporting Standard 19 'Deferred tax', full provision is made for deferred tax on a non discounted basis.

CELTPOWER LIMITED

Profit and Loss Account
for the year ended 31 December 2004

	Notes	Year ended 31 December 2004	Year ended 31 December 2003
		£000	£000
Turnover from continuing operations	1	**4,283**	**3,614**
Operating expenses before impairment of Tangible assets		(1,475)	1,339
Impairment of Tangible assets		—	(1,250)
Total operating expenses		(1,475)	(2,589)
Operating profit from continuing operations		2,808	1,025
Interest receivable		89	41
Profit on ordinary activities before taxation	2	2,897	1,066
Tax on profit on ordinary activities	5	(864)	(629)
Profit for the financial year		2,033	437
Dividends		(2,000)	—
Retained profit for the financial year	14, 15	33	437

A statement of total recognised gains and losses and a reconciliation to historical cost profits and losses are not shown as all gains and losses for both years are recognised in the profit and loss account under the historical cost convention.

The Accounting Policies on page 5, together with the Notes on pages 9 to 13, form part of these Accounts.

CELTPOWER LIMITED

Cash Flow Statement
for the year ended 31 December 2004

	Notes	Year ended 31 December 2004	Year ended 31 December 2003
		£000	£000
Cash inflow from operating activities	6	**3,120**	1,657
Returns on investments and servicing of finance	7	**89**	41
Taxation		**(1,135)**	(356)
Capital expenditure—purchase of fixed assets		**(464)**	(511)
Equity dividends paid		**(2,000)**	—
Cash (outflow)/inflow before and after financing		**(390)**	831
(Decrease)/increase in cash in year	8	**(390)**	831

Reconciliation of Net Cash Flow to Movement in Net Funds
for the year ended 31 December 2004

	Note	31 December 2004	31 December 2003
		£000	£000
Decrease/(increase) in cash in year		**(390)**	831
Movement in net funds in year		(390)	831
Net funds at end of previous year		**2,353**	1,522
Net funds at end of year	8	**1,963**	2,353

CELTPOWER LIMITED

Balance Sheet
As at 31 December 2004

	Notes	31 December 2004	31 December 2003
		£000	£000
Fixed assets			
Tangible assets	9	3,948	4,303
Current assets			
Debtors	10	2,737	2,326
Cash at bank and in hand		1,963	2,353
		4,700	4,679
Creditors: amounts falling due within one year	11	(1,410)	(1,701)
Net current assets		3,290	2,978
Total assets less current liabilities		7,238	7,281
Provisions for liabilities and charges			
—Deferred tax	12	(769)	(845)
Net assets		6,469	6,436
Called up share capital	13	1	1
Profit and loss account	14	6,468	6,435
Equity shareholders' funds	15	6,469	6,436

The Accounting Policies on page 5, together with the Notes on pages 9 to 13, form part of these Accounts.

Approved by the Board on 2 May 2005 and signed on its behalf by:

Simon Christian
Director

Minoru Saito
Director

CELTPOWER LIMITED

Notes to the Accounts
for the year ended 31 December 2004

1 Turnover

Turnover, which excludes Value Added Tax, consists entirely of sales made in the United Kingdom from the company's principal activity and represents the value of electricity generated.

2 Profit on ordinary activities before taxation

Profit on ordinary activities before taxation is stated after charging:

		Year ended 31 December 2004	Year ended 31 December 2003
		£000	£000
Depreciation on tangible fixed assets		**430**	430
Impairment of Tangible assets		**—**	1,250
Auditors' remuneration	—Audit	**8**	6
	—Other services	**4**	3
Land rentals—operating leases		**201**	141

3 Staff numbers and costs

The company has no employees (2003: Nil). The company uses the services of another company to operate and maintain the windfarms for which a charge is made and is included in operating expenses.

4 Directors' emoluments

The directors received no remuneration from the company in the year (2003: Nil).

5 Tax on profit on ordinary activities

	Note	Year ended 31 December 2004	Year ended 31 December 2003
		£000	£000
Current tax:			
UK corporation tax on the profits of the year		**940**	694
Adjustments in respect of prior period		**—**	25
Total current tax		**940**	719
Deferred tax:			
Origination and reversal of timing differences			
—Current year		**(69)**	(83)
—Prior year		**(7)**	(7)
Total deferred tax	12	**(76)**	(90)
Tax on profit on ordinary activities		**864**	629

The current tax charge for the year is higher (2003: higher) than the standard rate of corporation tax in the UK (30%). The differences are explained on page 10.

	Year ended 31 December 2004	Year ended 31 December 2003
	£000	£000
Profit on ordinary activities before tax	**2,897**	1,066
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2003: 30%)	**869**	320
Effects of:		
Depreciation on ineligible items	**—**	294
Deferred tax—current year	**69**	83
Corporation tax—prior period	**—**	25
Other items	**2**	(3)
Current charge for year	**940**	719

6 Reconciliation of operating profit to cash inflow from continuing operating activities

	Year ended 31 December 2004	Year ended 31 December 2003
	£000	£000
Operating profit	**2,808**	1,025
Depreciation charge	**430**	430
Impairment of Tangible assets	**—**	1,250
Increase in debtors	**(411)**	(947)
Increase/(decrease) in creditors	**293**	(101)
Cash inflow from operating activities	**3,120**	1,657

7 Analysis of cash flows

	Year ended 31 December 2004	Year ended 31 December 2003
	£000	£000
Returns on investments and servicing of finance		
Interest received	**89**	41

8 Analysis of net funds

	At 1 January 2004	Cash flow	At 31 December 2004
	£000	£000	£000
Cash at bank	2,353	(390)	**1,963**

9 Fixed assets

Tangible assets	Offshore project £000	Windfarm Extension £000	Plant and machinery £000	Total £000
Cost:				
At 1 January 2004	1,250	156	32,250	33,656
Additions	—	—	75	75
At 31 December 2004	**1,250**	**156**	**32,325**	**33,731**
Depreciation:				
At 1 January 2004	1,250	156	27,947	29,353
Charge for the year	—	—	430	430
At 31 December 2004	**1,250**	**156**	**28,377**	**29,783**
Net book value:				
At 31 December 2004	**—**	**—**	**3,948**	**3,948**
At 31 December 2003	—	—	4,303	4,303

Assets in the course of construction of £Nil (2003: £Nil) comprised the offshore project which was fully impaired in 2003.

10 Debtors

	2004 £000	2003 £000
Amounts falling due within one year:		
Trade debtors	**926**	701
Prepayments and accrued income	**1,274**	1,228
Other debtors	**537**	397
	2,737	2,326

11 Creditors

	2004 £000	2003 £000
Amounts falling due within one year:		
Trade creditors	**—**	42
Corporation tax	**523**	718
Value added tax	**274**	75
Accrued expenses	**360**	224
Capital accruals	**253**	642
	1,410	1,701

12 Provisions for liabilities and charges—deferred tax

Deferred taxation provided in the Accounts is as follows:

	2004 £000	2003 £000
Accelerated capital allowances	**769**	845
At 1 January	**845**	935
Deferred tax credited in profit and loss account (note 5)	**(76)**	(90)
At 31 December	**769**	845

13 Share capital

	2004	2003
	£000	£000
Authorised:		
1,000 (2003: 1,000) ordinary shares of £1 each	1	1
Allotted, called up and fully paid:		
1,000 (2003: 1,000) ordinary shares of £1 each	1	1

14 Profit and loss account

	2004	2003
	£000	£000
Balance at 1 January	6,435	5,998
Retained profit for the year	33	437
Balance at 31 December	6,468	6,435

15 Reconciliation of movements in shareholders' funds

	2004	2003
	£000	£000
Retained profit for the year	33	437
Opening shareholders' funds	6,436	5,999
Closing shareholders' funds	6,469	6,436

16 Financial commitments

At 31 December 2004 the company had annual commitments under non-cancellable operating leases for ground rent payable. The operating lease payments are dependent on the company's turnover.

17 Related party transactions

During the year to 31 December 2004, CeltPower Limited sold electricity to ScottishPower Energy Retail Limited (a subsidiary of the ScottishPower Group) amounting to £4,283,000 (2003: £3,614,000). At 31 December 2004 ScottishPower Energy Retail Limited owed CeltPower Limited £926,000 (2003: £701,000) in respect of these services.

All transactions undertaken between related parties were provided in the ordinary course of business and at arms length.

18 Ownership

The company is jointly owned and controlled by ScottishPower Generation Limited, a subsidiary of Scottish Power plc, incorporated and registered in Scotland and Eurus Energy (Europe) B.V., a subsidiary of Eurus Holdings Japan which is incorporated and registered in Japan. Eurus Holdings Japan is owned jointly by Tomen Corporation and Tokyo Electric Power Company.

KPMG

KPMG LLP

191 West George Street
Glasgow
G2 2LJ
United Kingdom

Report of the independent auditors to the members of Celtpower Limited

We have audited the financial statements on pages 5 to 13.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the directors' report and, as described on page 3, the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the company is not disclosed.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs as at 31 December 2004 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

KPMG LLP

KPMG LLP
Chartered Accountants
Registered Auditor

2 May 2005

COAL CLOUGH LIMITED

ANNUAL REPORT AND FINANCIAL STATEMENTS

For the year ended 31 March 2007

Contents

Directors' report

The directors present their annual report and the audited financial statements of Coal Clough Limited (the 'Company') for the year ended 31 March 2007.

Principal activity and business review

The principal activity of the Company is to operate a windfarm on a site near Burnley in Lancashire. The windfarm generates electricity using wind turbines, and consists of twenty four Vestas wind turbines.

Capital investment and future developments

The Company will continue to manage and maximise its investments in renewable energy generation.

Profit and dividend

The profit for the year before tax amounted to £953,000 (2006: £579,600) and £667,100 (2006: £405,700) after tax. The directors paid a dividend for the year of £820,000 (2006: £550,000).

Directors

The directors who served throughout the year were:-

Samuel Robert James Anderson	alternate to David Neil Morrison
Stephen John Tivadar Balint	
Christopher David Sweatman	alternate to Stephen John Tivadar Balint
Tariq Masood	
David Neil Morrison	

None of the directors were materially interested in any contract of significance in relation to the Company's business.

Statement of disclosure to auditors

In the case of each of the persons who were directors at the time when the report is approved under Section 234A the following applies:

(a) so far as the directors are aware, there is no relevant audit information of which the Company's auditors are unaware, and

(b) the directors have taken all the steps that they ought to have taken as directors in order to make themselves aware of any relevant audit information and to establish that the company's auditors are aware of this information.

Auditors

In accordance with Section 385 of the Companies Act 1985 a resolution for the reappointment of PKF (UK) LLP will be proposed at the forthcoming annual general meeting.

By Order of the Board

T Masood
Director

5 July 2007

Statement of directors' responsibilities

The directors are responsible for preparing the annual report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The financial statements are required to give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing these financial statements the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent auditors' report
to the members of Coal Clough Limited

We have audited the financial statements of Coal Clough Limited for the year ended 31 March 2007 which comprise the Profit and Loss Account, the Balance Sheet and the related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable law and United Kingdom accounting standards ('United Kingdom Generally Accepted Accounting Practice') are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with the relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion, the information given in the directors' report is consistent with the financial statements.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 March 2007 and of its profit for the year then ended;
- the financial statements have been prepared in accordance with the Companies Act 1985; and
- the information given in the directors' report is consistent with the financial statements.

PKF (UK) LLP

PKF (UK) LLP
Registered Auditors
Bristol
United Kingdom

9 July 2007

Profit and loss account
For the year ended 31 March 2007

	Notes	2007	2006
		£'000	£'000
Turnover	2	**1,791.2**	1,478.0
Operating expenses	3	**(894.0)**	(931.4)
Operating profit		**897.2**	546.6
Interest receivable	5	**55.8**	33.0
Profit on ordinary activities before tax		**953.0**	579.6
Tax on profit on ordinary activities	6	**(285.9)**	(173.9)
Profit on ordinary activities after tax	13	**667.1**	405.7

There are no recognised gains and losses other than the results shown above. All amounts relate to continuing operations.

Details of dividends paid are given in note 7.

The accompanying notes are an integral part of these financial statements.

Balance sheet
31 March 2007

	Notes	2007	2006
		£'000	£'000
Fixed assets			
Tangible assets	8	**3,136.0**	3,677.9
Current assets			
Debtors: amounts falling due within one year	9	**808.8**	575.7
Cash at bank		**819.7**	677.7
		1,628.5	1,253.4
Creditors			
Amounts falling due within one year	10	**(418.8)**	(290.4)
Net current assets		**1,209.7**	963.0
Total assets less current liabilities		**4,345.7**	4,640.9
Provisions for liabilities and charges—deferred tax	11	**(829.8)**	(972.1)
Net assets		**3,515.9**	3,668.8
Capital and reserves			
Called up share capital	12	**2,420.0**	2,420.0
Profit and loss account	13	**1,095.9**	1,248.8
Equity shareholders' funds	14	**3,515.9**	3,668.8

The accompanying notes are an integral part of these financial statements.

The financial statements on pages 4 to 11 were approved and authorised for issue by the Board of Directors on 5 July 2007 and were signed on its behalf by:

T Masood
Director

Notes to the financial statements
For the year ended 31 March 2007

1 Accounting policies

The principal accounting policies are summarised below.

Basis of preparation

The financial statements have been prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable accounting standards. They have been prepared under United Kingdom Generally Accepted Accounting Practice ("UK GAAP"). Accounting policies have been applied consistently throughout the year and the preceding year except where changes have been made to previous policies on adoption of new accounting standards.

Turnover

Turnover is stated net of value added tax (see Note 2).

Leases

Operating lease rentals are charged to the profit and loss account in relation to the total number of units generated (see Note 16).

Tangible fixed assets

Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment.

Depreciation

The charge for depreciation is calculated to write off assets over their estimated useful economic lives taking into account anticipated residual values. The lives of depreciable plant and machinery generation assets are all 20 years.

Tax

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Company's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in years different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the years in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and liabilities are not discounted.

Cash flow statement

There is no statement of cash flows as the Company is a wholly owned subsidiary of Wind Resources Limited, which is registered in England and Wales and which includes a consolidated cash flow statement in its financial statements. This treatment is permitted by FRS 1 (Revised).

2 Turnover

Turnover represents sales of electricity products to Npower Limited under a power sales agreement. The electricity products comprise sale of energy, levy exemption certificates, triad benefits and renewable obligation certificates. The prices are agreed in advance and stated in the power sales agreement. The Climate Change Levy allows the Company to receive a proportion of the exempting benefit available to Npower Limited as a consequence of wind energy being exempt from the Levy.

From 1 April 2002, the Government introduced the Renewables Obligation. Generation of electricity from wind energy is eligible under the Renewables Obligation. Renewable Obligation certificates are obtained and sold under a power purchase agreement, yielding additional income for the Company.

The Company operates wholly in the United Kingdom.

3 Operating expenses

The directors consider that the nature of the business is such that the analysis of expenses shown below is more informative than that set out in the Companies Act 1985 formats.

	2007	2006
	£'000	£'000
Operating and maintenance costs	**272.8**	309.0
Operating lease rentals—land and buildings	**35.4**	25.3
Administration	**13.6**	13.6
Depreciation	**549.4**	549.4
Rates	**20.8**	20.3
Fees	**0.4**	12.2
Audit fees	**1.6**	1.6
	894.0	931.4

4 Directors and employees

No director received any emoluments from the Company during the year (2006: £nil).

The Company had no employees during the current or prior year.

5 Interest receivable

	2007	2006
	£'000	£'000
Bank interest receivable	**55.8**	33.0

6 Tax on profit on ordinary activities

a) Analysis of tax charge in the year

	2007	2006
	£'000	£'000
Current tax:		
UK corporation tax on profits for the year	**428.2**	311.8
Total current tax (Note 6 (b))	**428.2**	311.8
Deferred tax (Note 11):		
Origination and reversal of timing differences	**(142.3)**	(137.9)
Total deferred tax	**(142.3)**	(137.9)
Tax on profit on ordinary activities	**285.9**	173.9

b) Factors affecting tax charge for the year

The tax assessed for the year is different to the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2007	2006
	£'000	£'000
Profit on ordinary activities before tax	**953.0**	579.6
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2006:30%)	**285.9**	173.9
Effects of:		
Capital allowances for the year less man depreciation	**142.3**	137.9
Current tax charge for the year (Note 6 (a))	**428.2**	311.8

7 Dividends

	2007	2006
	£'000	£'000
Equity shares: Interim dividend paid of 33.88p (2006: 22.73p) per ordinary share	**820.0**	550.0

8 Tangible fixed assets

	Plant and machinery
	£'000
Cost	
At 1 April 2006	10,986.3
Additions	7.5
31 March 2007	10,993.8
Depreciation	
At 1 April 2006	7,308.4
Charge for the year	549.4
At 31 March 2007	7,857.8
Net book value	
At 31 March 2007	**3,136.0**
At 31 March 2006	3,677.9

9 Debtors

	2007	2006
	£'000	£'000
Trade debtors	**4.0**	26.3
Prepayments and accrued income	**746.8**	509.4
Other debtor	**58.0**	40.0
	808.8	575.7

The £58,000 (2006: £40,000) Other debtor relates to a deposit given to Burnley Council in line with planning conditions. It will become repayable at the end of the planning period, which is after more than one year from the balance sheet date.

10 Creditors

	2007	2006
	£'000	£'000
Corporation tax	**264.3**	150.3
Value added tax	**65.3**	66.6
Accruals and deferred income	**89.2**	73.5
	418.8	290.4

11 Provisions for liabilities and charges—deferred tax

	2007	2006
	£'000	£'000
Deferred tax provided in respect of accelerated capital allowances at 30% (2006: 30%):		
At 1 April	**972.1**	1,110.0
Credit for the year	**(142.3)**	(137.9)
At 31 March	**829.8**	972.1

12 Called up share capital

	2007	2006
	£'000	£'000
Authorised:		
2,500,000 ordinary shares of £1 each	**2,500.0**	2,500.0
Allotted, called up and fully paid:		
2,420,002 ordinary shares of £1 each	**2,420.0**	2,420.0

All shares are held by Wind Resources Limited.

13 Profit and loss account

	2007	2006
	£'000	£'000
At 1 April	**1,248.8**	1,393.1
Profit after tax	**667.1**	405.7
Dividends	**(820.0)**	(550.0)
At 31 March	**1,095.9**	1,248.8

14 Reconciliation of movements in equity shareholders' funds

	2007	2006
	£'000	£'000
Profit for the year	**667.1**	405.7
Dividends	**(820.0)**	(550.0)
Net deduction from equity shareholders' funds	**(152.9)**	(144.3)
Opening equity shareholders' funds	**3,668.8**	3,813.1
Closing equity shareholders' funds	**3,515.9**	3,668.8

15 Related party transactions

Disclosure is not required of related.party transactions between group companies under FRS 8 since the Company meets the exemption criteria of being at least a 90% subsidiary of its parent, Wind Resources Limited.

Western Power Generation Limited, an associate company of Avonbank Investments Limited, which holds 45% of the share capital of Wind Resources Limited, has a contract to provide management services to the Company. During the year the Company was charged £13,600 (2006: £13,600) under this contract, and at 31 March 2007 the Company owed £3,400 to Western Power Generation Limited (2006: £3,400). Payments in future years are linked to movements in the retail price index.

16 Lease commitments

The Company has a lease on the land occupied by the wind turbines that expires in July 2017, under which it has an obligation to pay the landowner, on a quarterly basis, the greater of either £100 per turbine or 2% of income from total units generated as rental.

17 Subsequent event

The Finance Bill 2007, which was regarded as substantially enacted on 26 June 2007, has introduced a reduction in the corporation tax rate from 30% to 28% from 1 April 2008 and the immediate withdrawal of balancing adjustments for assets where Industrial Buildings Allowances have been claimed. The effect of these changes is estimated to be a credit to the profit and loss account of £38k.

18 Ultimate parent undertaking

The immediate parent undertaking of Coal Clough Limited is Wind Resources Limited, which is registered in England and Wales, and is the largest group into which the results of the Company are consolidated. Copies of the financial statements of Wind Resources Limited may be obtained from the Company's registered office as stated below.

Given that no member owns more than 45% of the issued share capital of Wind Resources Limited, it is therefore considered to be the ultimate parent undertaking.

Coal Clough Limited
Avonbank
Feeder Road
Bristol
BS2 0TB

Telephone: 0117 933 2000
Fax: 0117 933 2001

COAL CLOUGH LIMITED

ANNUAL REPORT AND FINANCIAL STATEMENTS

For the year ended 31 March 2006

Contents

Directors' report

The directors present their annual report and the audited financial statements of Coal Clough Limited (the 'Company") for the year ended 31 March 2006.

Principal activity and business review

The principal activity of the Company is to operate a windfarm on a site near Burnley in Lancashire. The windfarm generates electricity using wind turbines, and consists of twenty four Vestas wind turbines.

Capital investment and future developments

The Company will continue to manage and maximise its investments in renewable energy generation.

Profit and dividend

The profit for the year before tax amounted to £579,600 (2005: £441,300) and £405,700 (2005: £308,900) after tax. The directors paid a dividend for the year of £550,000 (2005: £1,360,000).

Directors

The directors who served throughout the year were:-

Samuel Robert James Anderson	alternate to David Neil Morrison
Stephen John Tivadar Balint	
Dominic Paul Keating	alternate to Stephen John Tivadar Balint (resigned 16 February 2006)
Tariq Masood	
David Neil Morrison	

On 16 February 2006 Dominic Paul Keating resigned and Chris Sweatman was appointed as alternate director to Stephen John Tivadar Balint.

At 31 March 2006 and throughout the year, no director had any interest in the shares of the Company or other group companies which required notification to the Company under Section 324 and registration by the Company under Section 325 of the Companies Act 1985.

None of the directors were materially interested in any contract of significance in relation to the Company's business.

Statement of disclosure to auditors

In the case of each of the persons who were directors at the time when the report is approved under Section 234A the following applies:

(a) so far as the directors are aware, there is no relevant audit information of which the Company's auditors are unaware, and

(b) the directors have taken all the steps that they ought to have taken as directors in order to make themselves aware of any relevant audit information and to establish that the company's auditors are aware of this information.

Auditors

In accordance with Section 385 of the Companies Act 1985 a resolution for the reappointment of PKF (UK) LLP will be proposed at the forthcoming annual general meeting.

By Order of the Board

T Masood
Director

22 January 2007

Statement of directors' responsibilities

The directors are responsible for preparing the annual report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The financial statements are required to give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing these financial statements the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

**Independent auditors' report
to the members of Coal Clough Limited**

We have audited the financial statements of Coal Clough Limited for the year ended 31 March 2006 which comprise the Profit and Loss Account, the Balance Sheet and the related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable law and United Kingdom accounting standards ('United Kingdom Generally Accepted Accounting Practice') are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with the relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion, the information given in the directors' report is consistent with the financial statements.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 March 2006 and of its profit for the year then ended;
- the financial statements have been prepared in accordance with the Companies Act 1985; and
- the information given in the directors' report is consistent with the financial statements.

PKF (UK) LLP

PKF (UK) LLP
Registered Auditors
Bristol
United Kingdom

26 January 2007

Profit and loss account
For the year ended 31 March 2006

	Notes	2006	2005
		£'000	£'000
Turnover	2	**1,478.0**	1,286.7
Operating expenses	3	**(931.4)**	(884.1)
Operating profit		**546.6**	402.6
Interest receivable	5	**33.0**	38.7
Profit on ordinary activities before tax		**579.6**	441.3
Tax on profit on ordinary activities	6	**(173.9)**	(132.4)
Profit on ordinary activities after tax	13	**405.7**	308.9

There are no recognised gains and losses other than the results shown above. All amounts relate to continuing operations.

Details of dividends paid are given in note 7.

The accompanying notes are an integral part of these financial statements.

Balance sheet
31 March 2006

	Notes	2006 £'000	2005 £'000
Fixed assets			
Tangible assets	8	**3,677.9**	4,227.3
Current assets			
Debtors: amounts falling due within one year	9	**575.7**	448.2
Cash at bank		**677.7**	519.0
		1,253.4	967.2
Creditors			
Amounts falling due within one year	10	**(290.4)**	(271.4)
Net current assets		**963.0**	695.8
Total assets less current liabilities		**4,640.9**	4,923.1
Provisions for liabilities and charges—deferred tax	11	**(972.1)**	(1,110.0)
Net assets		**3,668.8**	3,813.1
Capital and reserves			
Called up share capital	12	**2,420.0**	2,420.0
Profit and loss account	13	**1,248.8**	1,393.1
Equity shareholders' funds	14	**3,668.8**	3,813.1

The accompanying notes are an integral part of these financial statements.

The financial statements on pages 4 to 11 were approved and authorised for issue by the Board of Directors on 22 January 2007 and were signed on its behalf by:

T Masood
Director

Notes to the financial statements
For the year ended 31 March 2006

1 Accounting policies

The principal accounting policies are summarised below.

Basis of preparation

The financial statements have been prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable accounting standards. They have been prepared under United Kingdom Generally Accepted Accounting Practice ("UK GAAP"). Accounting policies have been applied consistently throughout the year and the preceding year except where changes have been made to previous policies on adoption of new accounting standards.

Turnover

Turnover is stated net of value added tax (see Note 2).

***Changes in* accounting policies**

The company has adopted Financial Reporting Standard ("FRS") 21 'Events after balance sheet date', FRS 25 'Financial instruments: disclosure and presentation', and FRS 28 'Corresponding amounts'. The adoption of these standards in the current year represents a change in accounting policies. This change in accounting policies has had no effect on the Company and restatement of comparative figures has not been required.

Leases

Operating lease rentals are charged to the profit and loss account in relation to the total number of units generated (see Note 16).

Tangible fixed assets

Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment.

Depreciation

The charge for depreciation is calculated to write off assets over their estimated useful economic lives taking into account anticipated residual values. The lives of depreciable plant and machinery generation assets are all 20 years.

Tax

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Company's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in years different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the years in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and liabilities are not discounted.

Cash flow statement

There is no statement of cash flows as the Company is a wholly owned subsidiary of Wind Resources Limited, which is registered in England and Wales and which includes a consolidated cash flow statement in its financial statements. This treatment is permitted by FRS 1 (Revised).

2 Turnover

Turnover represents sales of electricity products to Npower Limited under a power sales agreement. The electricity products comprise sale of energy, levy exemption certificates, triad benefits and renewable obligation certificates. The prices are agreed in advance and stated in the power sales agreement. The Climate Change Levy allows the Company to receive a proportion of the exempting benefit available to Npower Limited as a consequence of wind energy being exempt from the Levy.

From 1 April 2002, the Government introduced the Renewables Obligation. Generation of electricity from wind energy is eligible under the Renewables Obligation. Renewable Obligation certificates are obtained and sold under a power purchase agreement, yielding additional income for the Company.

The Company operates wholly in the United Kingdom.

3 Operating expenses

The directors consider that the nature of the business is such that the analysis of expenses shown below is more informative than that set out in the Companies Act 1985 formats.

	2006	2005
	£'000	£'000
Operating and maintenance costs	**309.0**	249.8
Operating lease rentals—land and buildings	**25.3**	25.8
Administration	**13.6**	13.2
Depreciation	**549.4**	566.5
Rates	**20.3**	21.9
Fees	**12.2**	5.5
Audit fees	**1.6**	1.4
	931.4	884.1

4 Directors and employees

No director received any emoluments from the Company during the year (2005: £nil).

The Company had no employees during the current or prior year.

5 Interest receivable

	2006	2005
	£'000	£'000
Bank interest receivable	**33.0**	38.7

6 Tax on profit on ordinary activities

a) Analysis of tax charge in the year

	2006	2005
	£'000	£'000
Current tax:		
UK corporation tax on profits for the year	**311.8**	270.1
Adjustment in respect of prior years	**—**	2.0
Total current tax (Note 6 (b))	**311.8**	272.1
Deferred tax (Note 11):		
Origination and reversal of timing differences	**(137.9)**	(137.7)
Adjustment in respect of prior years	**—**	2.0
Total deferred tax	**(137.9)**	(139.7)
Tax on profit on ordinary activities	**173.9**	132.4

Notes to the financial statements—(Continued)
For the year ended 31 March 2006

b) Factors affecting tax charge for the year

The tax assessed for the year is different to the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2006	2005
	£'000	£'000
Profit on ordinary activities before tax	**579.6**	441.3
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2005:30%)	**173.9**	132.4
Effects of:		
Capital allowances for the year less than depreciation	**137.9**	137.7
Adjustment in respect of prior years	**—**	2.0
Current tax charge for the year (Note 6 (a))	**311.8**	272.1

7 Dividends

	2006	2005
	£'000	£'000
Equity shares:		
Interim dividend paid of 22.73p (2005 56.20p) per ordinary share	**550.0**	1,360.0

8 Tangible fixed assets

	Plant and machinery
	£'000
Cost	
At 1 April 2005 and 31 March 2006	10,986.3
Depreciation	
At 1 April 2005	6,759.0
Charge for the year	549.4
At 31 March 2006	7,308.4
Net book value	
At 31 March 2006	**3,667.9**
At 31 March 2005	4,227.3

9 Debtors

	2006	2005
	£'000	£'000
Trade debtors	**26.3**	—
Prepayments and accrued income	**509.4**	408.2
Other debtor	**40.0**	40.0
	575.7	448.2

The £40,000 Other debtor relates to a deposit given to Burnley Council in line with planning conditions. It will become repayable at the end of the planning period, which is after more than one year from the balance sheet date.

10 Creditors

	2006	2005
	£'000	£'000
Corporation tax	**150.3**	143.3
Value added tax	**66.6**	60.2
Accruals and deferred income	**73.5**	67.9
	290.4	271.4

11 Provisions for liabilities and charges—deferred tax

	2006	2005
	£'000	£'000
Deferred tax provided in respect of accelerated capital allowances at 30% (2005: 30%):		
At 1 April	**1,110.0**	1,249.7
Adjustment in respect of prior years	**—**	(2.0)
Credit for the year	**(137.9)**	(137.7)
At 31 March	**972.1**	1,110.0

12 Called up share capital

	2006	2005
	£'000	£'000
Authorised:		
2,500,000 ordinary shares of £1 each	**2,500.0**	2,500.0
Allotted, called up and fully paid:		
2,420,002 ordinary shares of £1 each	**2,420.0**	2,420.0

All shares are held by Wind Resources Limited.

13 Profit and loss account

	2006	2005
	£'000	£'000
At 1 April	**1,393.1**	2,444.2
Profit after tax	**405.7**	308.9
Dividends	**(550.0)**	(1,360.0)
At 31 March	**1,248.8**	1,393.1

14 Reconciliation of movements in equity shareholders' funds

	2006	2005
	£'000	£'000
Profit for the year	**405.7**	308.9
Dividends	**(550.0)**	(1,360.0)
Net deduction from equity shareholders' funds	**(144.3)**	(1,051.1)
Opening equity shareholders' funds	**3,813.1**	4,864.2
Closing equity shareholders' funds	**3,668.8**	3,813.1

15 Related party transactions

Disclosure is not required of related party transactions between group companies under FRS 8 since the Company meets the exemption criteria of being at least a 90% subsidiary of its parent, Wind Resources Limited.

Western Power Generation Limited, an associate company of Avonbank Investments Limited, which holds 45% of the share capital of Wind Resources Limited, has a contract to provide management services to the Company. During the year the Company was charged £13,600 (2005: £13,200) under this contract, and at 31 March 2006 the Company owed £3,400 to Western Power Generation Limited (2005: £3,300). Payments in future years are linked to movements in the retail price index.

16 Lease commitments

The Company has a lease on the land occupied by the wind turbines that expires in July 2017, under which it has an obligation to pay the landowner, on a quarterly basis, the greater of either £100 per turbine or 2% of income from total units generated as rental.

17 Ultimate parent undertaking

The immediate parent undertaking of Coal Clough Limited is Wind Resources Limited, which is registered in England and Wales, and is the largest group into which the results of the Company are consolidated. Copies of the financial statements of Wind Resources Limited may be obtained from the Company's registered office as stated below.

Given that no member owns more than 45% of the issued share capital of Wind Resources Limited, it is therefore considered to be the ultimate parent undertaking.

Coal Clough Limited
Avonbank
Feeder Road
Bristol
BS2 0TB

Telephone: 0117 933 2000
Fax: 0117 933 2001

COAL CLOUGH LIMITED

ANNUAL REPORT AND FINANCIAL STATEMENTS

For the year ended 31 March 2005

Contents

Directors' report
For the year ended 31 March 2005

The directors present their annual report and the audited financial statements of Coal Clough Limited (the 'Company') for the year ended 31 March 2005.

Principal activity and business review

The principal activity of the Company is to operate a windfarm on a site near Burnley in Lancashire. The windfarm generates electricity using wind turbines, and consists of twenty four Vestas wind turbines.

Capital investment and future developments

The Company will continue to manage and maximise its investments in renewable energy generation.

Profit and dividend

The profit for the year before taxation amounted to £441,300 (2004: £3,730,600) and £308,900 (2004: £2,611,300) after taxation. The directors paid a dividend for the year of £1,360,000 (2004: £550,000).

The profit in 2004 included an impairment reversal. To make the profits in both years comparable, the impact of the impairment reversal in 2004 should be taken into account as detailed in note 4.

Directors

The directors who served throughout the year were:-

Samuel Robert James Anderson	alternate to David Neil Morrison
Stephen John Tivadar Balint	
Dominic Paul Keating	alternate to Stephen John Tivadar Balint
Tariq Masood	
David Neil Morrison	

At 31 March 2005 and throughout the year, no director had any interest in the shares of the Company or other group companies which required notification to the Company under Section 324 and registration by the Company under Section 325 of the Companies Act 1985.

None of the directors were materially interested in any contract of significance in relation to the Company's business.

Auditors

On 23 May 2005, PKF transferred their business to PKF (UK) LLP, a limited liability partnership. Under section 26(5) of the Companies Act 1989, the company consented to extend the audit appointment to PKF (UK) LLP from 23 May 2005. Accordingly, the audit report has been signed in the name of PKF (UK) LLP and a resolution for the reappointment of PKF (UK) LLP will be proposed at the forthcoming annual general meeting.

By Order of the Board

T Masood
Director

20 January 2006

Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that year. In preparing those financial statements the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for ensuring that the directors' report is prepared in accordance with Company Law in the United Kingdom.

Independent auditors' report
to the members of Coal Clough Limited

We have audited the financial statements of Coal Clough Limited for the year ended 31 March 2005 which comprise the profit and loss account, the balance sheet and the related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and United Kingdom Accounting Standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with the relevant legal and regulatory requirements and United Kingdom Auditing Standards.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Company is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of the Company's affairs as at 31 March 2005 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PKF (UK) LLP

Bristol
United Kingdom

PKF (UK) LLP
Registered Auditors

23 January 2006

Profit and loss account
For the year ended 31 March 2005

	Notes	2005	2004
		£'000	£'000
Turnover	2	**1,286.7**	1,232.2
Operating expenses before exceptional item	3	**(884.1)**	(564.5)
Exceptional item—impairment reversal	4	**—**	3,035.9
Operating expenses after exceptional item		**(884.1)**	2,471.4
Operating profit		**402.6**	3,703.6
Interest receivable (net)	6	**38.7**	27.0
Profit on ordinary activities before tax		**441.3**	3,730.6
Tax on profit on ordinary activities	7	**(132.4)**	(1,119.3)
Profit on ordinary activities after tax		**308.9**	2,611.3
Dividends	8	**(1,360.0)**	(550.0)
Retained (loss)/profit for the financial year	14,15	**(1,051.1)**	2,061.3

There are no recognised gains and losses other than the results shown above. All amounts relate to continuing operations.

The accompanying notes are an integral part of these financial statements.

Balance sheet
As at 31 March 2005

	Notes	2005 £'000	2004 £'000
Fixed assets			
Tangible assets	9	**4,227.3**	4,793.8
Current assets			
Debtors	10	**448.2**	498.1
Cash at bank		**519.0**	1,052.2
		967.2	1,550.3
Creditors			
Amounts falling due within one year	11	**(271.4)**	(230.2)
Net current assets		**695.8**	1,320.1
Total assets less current liabilities		**4,923.1**	6,113.9
Provisions for liabilities and charges—deferred tax	12	**(1,110.0)**	(1,249.7)
Net assets		**3,813.1**	4,864.2
Capital and reserves			
Called up share capital	13	**2,420.0**	2,420.0
Profit and loss account	14	**1,393.1**	2,444.2
Equity shareholders' funds	15	**3,813.1**	4,864.2

The accompanying notes are an integral part of these financial statements.

The financial statements on pages 4 to 12 were approved by the Board of Directors on 20 January 2006 and were signed on its behalf by :

T Masood
Director

Notes to the financial statements
For the year ended 31 March 2005

1 Accounting policies

A summary of the principal accounting policies, all of which have been consistently applied, is set out below.

Basis of preparation

The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards.

Turnover

Turnover is stated net of value added tax (see Note 2).

Leases

Operating lease rentals are charged to the profit and loss account in relation to the total number of units generated (see Note 17).

Tangible fixed assets

Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment.

Depreciation

The charge for depreciation is calculated to write off assets over their estimated useful economic lives taking into account anticipated residual values. The lives of depreciable plant and machinery generation assets are all 20 years.

Taxation

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Company's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in years different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the years in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Cash flow statement

The Company is exempt from the requirement to prepare a cash flow statement under Financial Reporting Standard 1 (revised) on the basis that it is a wholly owned subsidiary of Wind Resources Limited which is registered in England and Wales and includes a consolidated cash flow statement in its consolidated financial statements.

2 Turnover

Turnover represents sales of electricity products to London Electricity Group plc under a power sales agreement. The electricity products comprise sale of energy, levy exemption certificates, triad benefits and renewable obligation certificates. The prices are agreed in advance and stated in the power sales agreement. The Climate Change Levy allows the Company to receive a proportion of the exempting benefit available to London Electricity Group plc as a consequence of wind energy being exempt from the Levy.

From 1 April 2002, the Government introduced the Renewables Obligation Generation of electricity from wind energy is eligible under the Renewables Obligation. Renewable Obligation certificates are obtained and sold under a power purchase agreement, yielding additional income for the Company.

The Company operates wholly in the United Kingdom.

3 Operating expenses

The directors consider that the nature of the business is such that the analysis of expenses shown below is more informative than that set out in the Companies Act 1985 formats.

	2005	2004
	£'000	£'000
Operating and maintenance costs	**249.8**	272.3
Operating lease rentals—land and buildings	**25.8**	24.3
Administration	**13.2**	12.9
Depreciation	**566.5**	228.8
Rates	**21.9**	24.0
Fees	**5.5**	1.1
Audit fees	**1.4**	1.1
	884.1	564.5

4 Exceptional item—impairment reversal

In 1998 and 1999 impairment reviews, which followed the provisions of Financial Reporting Standard 11 "Impairment of fixed assets and goodwill", were carried out on the windfarm. The result of the impairment reviews was to account for an additional £4,853,000 of depreciation in order to reduce the net book value of the windfarm assets to their then estimated recoverable amounts.

Following the introduction of the Renewables Obligation on 1 April 2002 a further impairment review was carried out in 2004 which resulted in the revaluation of the windfarm assets to their original depreciated value. The total depreciation charged on the windfarm assets was reduced by £3,035,900.

A provision for deferred tax was made on the impairment reversal. The provision was based on the current tax rate of 30%, increasing the total deferred tax provision by £910,770.

In estimating the recoverable amount of the windfarm assets a forecast period of 9 years was used. Future output was assumed to be in line with historical trends, with sales being based on predicted power prices. General inflation was assumed to be 2.5% per annum. A discount rate of 10% was used.

5 Directors and employees

No director received any emoluments from the Company during the year (2004: £nil).

The Company had no employees during the current or prior year.

6 Interest receivable (net)

	2005	2004
	£'000	£'000
Bank interest receivable	**38.7**	27.5
Interest payable on corporation tax underpayment	**—**	(0.5)
Interest receivable (net)	**38.7**	27.0

7 Tax on profit on ordinary activities

a) Analysis of tax charge in the year

	2005 £'000	2004 £'000
Current tax:		
UK corporation tax on profits for the year	**270.1**	235.6
Adjustment in respect of prior years	**2.0**	3.2
Total current tax (Note 7 (b))	**272.1**	238.8
Deferred tax (Note 12):		
Origination and reversal of timing differences	**(137.7)**	(27.2)
Exceptional item—impairment reversal	**—**	910.8
Adjustment in respect of prior years	**(2.0)**	(3.1)
Total deferred tax	**(139.7)**	880.5
Tax on profit on ordinary activities	**132.4**	1,119.3

b) Factors affecting tax charge for the year

The tax assessed for the year is different to the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2005 £'000	2004 £'000
Profit on ordinary activities before tax	**441.3**	3,730.6
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2006:30%)	**132.4**	1,119.2
Effects of:		
Capital allowances for the year less man depreciation	**137.7**	27.2
Exceptional item—impairment reversal	**—**	(910.8)
Adjustment in respect of prior years	**2.0**	3.2
Current tax charge for the year (Note 7 (a))	**272.1**	238.8

8 Dividends

	2005 £'000	2004 £'000
Equity shares:		
Interim dividend paid of 56.20p (2004: 22.7p) per ordinary share	**1,360.0**	550.0

9 Tangible fixed assets

	Plant and machinery £'000
Cost	
At 1 April 2004 and 31 March 2005	10,986.3
Depreciation	
At 1 April 2004	6,192.5
Charge for the year	566.5
At 31 March 2005	6,759.0
Net book value	
At 31 March 2005	**4,227.3**
At 31 March 2004	4,793.8

10 Debtors

	2005 £'000	2004 £'000
Trade debtors	—	50.6
Prepayments and accrued income	**408.2**	407.5
Other debtor	**40.0**	40.0
	448.2	498.1

The £40,000 Other debtor relates to a deposit given to Burnley Council in line with planning conditions. It will become repayable at the end of the planning period, which is after more than one year from the balance sheet date.

11 Creditors

	2005 £'000	2004 £'000
Corporation tax	**143.3**	116.4
Value added tax	**60.2**	46.4
Accruals and deferred income	**67.9**	67.4
	271.4	230.2

12 Provisions for liabilities and charges—deferred tax

	2005 £'000	2004 £'000
Deferred taxation provided in respect of accelerated capital allowances at 30% (2004: 30%):		
At 1 April	**1,249.7**	369.2
Adjustment in respect of prior years	**(2.0)**	(3.1)
Credit for the year	**(137.7)**	(27.2)
Exceptional item—impairment reversal	—	910.8
At 31 March	**1,110.0**	1,249.7

13 Called up share capital

	2005 £'000	2004 £'000
Authorised:		
2,500,000 ordinary shares of £1 each	**2,500.0**	2,500.0
Allotted, called up and fully paid:		
2,420,002 ordinary shares of £1 each	**2,420.0**	2,420.0

All shares are held by Wind Resources Limited.

14 Profit and loss account

	2005 £'000	2004 £'000
At 1 April	**2,444.2**	382.9
Retained (loss)/profit for the financial year	**(1,051.1)**	2,061.3
At 31 March	**1393.1**	2,444.2

15 Reconciliation of movements in equity shareholders' funds

	2005	2004
	£'000	£'000
Profit for the financial year	**308.9**	2,611.3
Dividends	**(1,360.0)**	(550.0)
Net (deduction) from/addition to equity shareholders' funds	**(1,051.1)**	2,061.3
Opening equity shareholders' funds	**4,864.2**	2,802.9
Closing equity shareholders' funds	**3,813.1**	4,864.2

16 Related party transactions

Disclosure is not required of related party transactions between group companies since the Company meets the exemption criteria of being at least a 90% subsidiary of its parent, Wind Resources Limited.

Renewable Energy Systems Limited, an associate company of RES-Gen Limited, which owns 10% of Wind Resources Limited (the parent company), was the turnkey contractor for the construction of the windfarm, and held an operating and maintenance contract with the Company until March 2004. During the year the cost under this contract, was £nil (2004: £103,749) and at 31 March 2005 the Company owed £nil to Renewable Energy Systems Limited (2004: £5,374).

Western Power Generation Limited, an associate company of Avonbank Investments Limited, which holds 45% of the share capital of Wind Resources Limited, has a contract to provide management services to the Company. During the year the Company was charged £13,200 (2004: £12,876) under this contract, and at 31 March 2005 the Company owed £3,300 to Western Power Generation Limited (2004: £3,219). Payments in future years are linked to movements in the retail price index.

17 Lease commitments

The Company has a lease on the land occupied by the wind turbines that expires in July 2017, under which it has an obligation to pay the landowner, on a quarterly basis, the greater of either £100 per turbine or 2% of income from total units generated as rental.

18 Ultimate parent undertaking

The immediate parent undertaking of Coal Clough Limited is Wind Resources Limited, which is registered in England and Wales, and is the largest group into which the results of the Company are consolidated. Copies of the financial statements of Wind Resources Limited may be obtained from the Company's registered office as stated below.

Given that no member owns more than 45% of the issued share capital of Wind Resources Limited, it is therefore considered to be the ultimate parent undertaking.

Coal Clough Limited
Avonbank
Feeder Road
Bristol
BS2 0TB

Telephone: 0117 933 2000
Fax: 0117 933 2001

Coldham Windfarm Limited

Directors' Report and Accounts
for the year ended 31 March 2007

Coldham Windfarm Limited

**Directors' Report and Accounts
for the year ended 31 March 2007**

Contents

Coldham Windfarm Limited

Report of the Directors

The directors present their report and audited Accounts for the year ended 31 March 2007.

This directors' report has been prepared in accordance with certain special provisions relating to small sized companies under section 246(4) of the Companies Act 1985.

Activities and review

The principal activity of Coldham Windfarm Limited, "the Company", is the operation of a windfarm near Coldham, Cambridgeshire. The company will continue with this activity for the foreseeable future.

Review of business and future development

The commissioning of a 16MW windfarm located near Coldham in Cambridgeshire was completed on 27 January 2006, following a period of limited generation which began in September 2005, therefore the year ended 31 March 2007 is the first full year of operations. The output from the windfarm is sold to a ScottishPower group company under a long-term power purchase agreement.

On 22 May 2007, Iberdrola S.A., the company's ultimate parent company, announced plans to sell up to 20% of the shares in its renewable energy subsidiary, Iberdrola Energias Renovables (Iberenova). The board of Iberdrola also authorised a reorganisation of this business area with the goal of incorporating all renewable energy-related companies within the Iberdrola and ScottishPower groups, including Coldham Windfarm Limited, in Iberenova, prior to the sale of the Iberenova shares.

Results and dividend

The profit for the year amounted to £1,065,000 (2006: £311,000). The aggregate dividends paid during the year amounted to £311.000 (2006: £nil). A final dividend of £1,065,000 is proposed in respect of the financial year ended 31 March 2007 and, if approved, will be paid in August 2007.

Directors

The directors who held office during the period were as follows:

Keith Anderson	
John Heasley	(resigned 15 December 2006)
David Morrison	(appointed 15 December 2006)
Graham Ramsbottom	
Christopher Stevens	

Statement of directors' responsibilities

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable laws and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors' have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The financial statements are required by law to give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing these financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Disclosure of information to auditors

Each of the persons who is a director at the date of approval of this report confirms that:

- as far as the director is aware, there is no relevant audit information of which the company's auditors are unaware; and
- the director has taken all the steps he ought to have taken as a director in order to make himself aware of any relevant audit information and to establish the company's auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of Section 234ZA of the Companies Act 1985.

Auditors

Under Section 379A of the Companies Act 1985, the company has elected to dispense with the following obligations:

- to lay accounts and reports before general meetings;
- to hold annual general meetings; and
- to appoint auditors annually.

During the year Deloitte & Touche LLP were appointed as auditors of the company for the year ending 31 March 2007.

On Behalf of the Board

Keith Anderson
Director
13 July 2007

Coldham Windfarm Limited

Accounting Policies and Definitions

Definitions

Revenue cost definitions

Cost of sales

Cost of sales reflects the direct costs of the generation of electricity and the costs of transmitting and distributing units of electricity.

Administrative expenses

Administrative expenses include the indirect costs of the business.

Other definitions

Company

Coldham Windfarm Limited

ScottishPower

Scottish Power Limited (formerly Scottish Power plc.)

Accounting Policies

Basis of accounting

The Accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards in the UK and comply with the requirements of the Companies Act 1985.

Turnover

Turnover, which excludes Value Added Tax and trade discounts, represents the invoiced value of electricity generated, Renewable Obligation Certificates, Levy Exemption Certificates, and accrued income. Accrued income represents the sales value of energy which is yet to be invoiced and is based on the value of units supplied. Units are determined by energy volumes recorded on the windfarm meters and industry-wide trading and settlement systems. All revenue is earned wholly within the United Kingdom.

Interest

Interest payable and receivable is recognised in the profit and loss account as it is incurred.

Current tax

Current tax, comprising UK corporation tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax

Deferred taxation is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date.

Timing differences are differences between the company's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the years in which timing differences are expected to reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Tangible Fixed Assets

Tangible fixed assets are stated at cost and are generally depreciated on the straight-line method over their estimated operational lives. Tangible fixed assets include capitalised employee and other costs which are directly attributable to the construction of fixed assets. The main depreciation periods used by the company are as set out below.

	Years
Plant and machinery	20

The carrying values of tangible fixed assets are reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable. Impairment losses are recognised in the period in which they are identified.

Decommissioning costs

Provision is made on a discounted basis for the estimated decommissioning costs at the end of the producing lives of the company's windfarm. Capitalised decommissioning costs are depreciated over the useful lives of the related assets. The unwinding of the discount is included within net interest and similar charges.

Coldham Windfarm Limited

Profit and Loss Account
for the year ended 31 March 2007

	Notes	2007	2006
		£'000	£'000
Turnover		**3,482**	1,093
Cost of sales		**(986)**	(186)
Gross profit		**2,496**	907
Administrative expenses		**(181)**	(75)
Other operating income		**19**	9
Operating profit	1	**2,334**	841
Net interest and similar charges	3	**(812)**	(397)
Profit on ordinary activities before taxation		**1,522**	444
Taxation	4	**(457)**	(133)
Profit for the year	15	**1,065**	311

The above results relate to continuing operations. The windfarm began limited generation in September 2005 and therefore the operating profit for the year ended 31 March 2006 represents trading results for the seven month period from September 2005 to March 2006. Full commissioning was completed on 27 January 2006.

A statement of total recognised gains and losses and a note of historical cost profits and losses are not shown, as all gains and losses for both years are recognised in the profit and loss account, under the historical cost convention.

The Accounting Policies and Definitions on pages 3 and 4, together with the Notes on pages 9 to 14, form part of these Accounts.

Coldham Windfarm Limited

Reconciliation or Movements in Shareholders' Funds
for the year ended 31 March 2007

	Note	2007	2006
		£'000	£'000
Profit for the year		**1,065**	311
Dividends		**(311)**	—
Net movement in shareholders' funds		**754**	311
Opening shareholders' funds		**311**	—
Closing shareholders' funds	15	**1,065**	311

The Accounting Policies and Definitions on pages 3 and 4, together with the Notes on pages 9 to 14, form part of these Accounts.

Coldham Windfarm Limited

Cash Flow Statement
for the year ended 31 March 2007

	Note	2007 £'000	2006 £'000
Cash inflow from operating activities	5	**3,648**	590
Returns on investments and servicing of finance			
Interest received		**354**	—
Interest paid		**(1,039)**	—
Equity dividends paid		**(311)**	
Capital expenditure and financial investment			—
Purchasing of tangible fixed assets		**(549)**	(14,797)
Financing			
Increase in debt		**—**	17,000
Increase in cash in period		**2,103**	2,793

Reconciliation of Net Cash Flow to Movement in Net Debt
for the year ended 31 March 2007

	Note	2007 £'000	2006 £'000
Increase in cash in period	6	**2,103**	2,793
Cash inflow from increase in debt	6	**—**	(17,000)
Change in net debt resulting from cash flows		**2,103**	(14,207)
Net debt as at 1 April		**(14,207)**	—
Net debt as at 31 March		**(12,104)**	(14,207)

The Accounting Policies and Definitions on pages 3 and 4, together with the Notes on pages 9 to 14, form part of these Accounts.

Coldham Windfarm Limited

Balance Sheet
As at 31 March 2007

	Notes	2007 £'000	2006 £'000
Fixed assets			
Tangible assets	8	**15,852**	16,323
Current assets			
Debtors	9	**1,021**	1,031
Short-term bank and other deposits		**4,896**	2,793
		5,917	3,824
Creditors: amounts falling due within one year			
Loans and other borrowings	10	**(1,062)**	—
Other creditors	11	**(1,983)**	(2,279)
		(3,045)	(2,279)
Net current assets		**2,872**	1,545
Total assets less current liabilities		**18,724**	17,868
Creditors: amounts falling due after more than one year			
Loans and other borrowings	10	**(15,938)**	(17,000)
Provisions for liabilities			
—Deferred tax	12	**(1,473)**	(320)
—Other	13	**(248)**	(237)
Net assets		**1,065**	311
Called up share capital	14,15	**—**	—
Profit and loss account	15	**1,065**	311
Shareholders' funds	15	**1,065**	311

The called up share capital of the company is £100.

The Accounting Policies and Definitions on pages 3 and 4, together with the Notes on pages 9 to 14, form part of these Accounts.

Approved by the Board on 13 July 2007 and signed on its behalf by

Keith Anderson
Director

Coldham Windfarm Limited

Notes to the Accounts
for the year ended 31 March 2007

1 Operating profit

	2007 £'000	2006 £'000
Operating profit is stated after charging		
Depreciation of tangible fixed assets	**817**	136
Hire of other assets—operating leases	**82**	46
Auditors' remuneration for audit of the company	**3**	3

2 Employee information

The company has no employees. The directors received no remuneration from the company in respect of services to the company.

3 Net interest and similar charges

	Note	2007 £'000	2006 £'000
Analysis of net interest and similar charges			
Interest payable on group loans		**970**	579
Other interest payable		**3**	—
Total interest payable		**973**	579
Interest receivable on external funds		**(86)**	—
Interest receivable on internal funds		**(86)**	(182)
Total interest receivable		**(172)**	(182)
Net interest charge		**801**	397
Unwinding of discount on provisions	13	**11**	—
Net interest and similar charges		**812**	397

4 Taxation

	Note	2007 £'000	2006 £'000
Current tax:			
UK Corporation tax		**(364)**	(187)
Adjustment in respect of the prior year		**(332)**	—
Total current tax		**(696)**	(187)
Deferred tax:			
Origination and reversal of timing differences	12	**1,153**	320
Total tax on profit on ordinary activities		**457**	133

The current tax credit for the year varied from the standard rate of UK corporation tax as follows:

	2007 £'000	2006 £'000
UK corporation tax at 30% on profits for the year	**457**	133
Tax charge on ordinary activities	**457**	133
Effect of deferred tax	**(821)**	(320)
Adjustments in respect of prior year	**(332)**	—
Current tax credit for the year	**(696)**	(187)

5 Reconciliation of operating profit to cash inflow from operating activities

	2007	2006
	£'000	£'000
Operating profit	**2,334**	841
Adjustments for:		
Depreciation	**817**	136
Operating cash flows before movements in working capital	**3,151**	977
Decrease/(increase) in debtors	**524**	(662)
(Decrease)/increase in creditors	**(27)**	275
Net cash inflow from operating activities	**3,648**	590

6 Analysis of net debt

	At 1 April 2006	Cash flow	Other non-cash changes	At 31 March 2007
	£'000	£'000	£'000	£'000
Cash at bank	2,793	2,103	—	**4,896**
Debt due within one year	—	—	(1,062)	**(1,062)**
Debt due after more than one year	(17,000)	—	1,062	**(15,938)**
Total	(14,207)	2,103	—	**(12,104)**

7 Dividends

	2007	2006
	£'000	£'000
Total dividends paid	**311**	—
Final dividend proposed	**1,065**	311

The directors have proposed a final dividend for the year ended 31 March 2007 of £1,065,000 (2006: £311,000). This dividend has not been accounted for within the current year's financial statements as it has yet to be approved.

8 Tangible fixed assets

	Plant and machinery	Total
	£'000	£'000
Cost:		
At 1 April 2006	16,459	16,459
Additions	346	346
At 31 March 2007	**16,805**	**16,805**
Depreciation:		
At 1 April 2006	136	136
Charge for the year	817	817
At 31 March 2007	**953**	**953**
Net book value:		
At 31 March 2007	**15,852**	**15,852**
At 1 April 2006	16,323	16,323

9 Debtors

	2007 £'000	2006 £'000
Amounts falling due within one year:		
Amounts owed by group undertakings	**657**	389
Group relief receivable	**364**	187
Other debtors	**—**	455
	1,021	1,031

10 Loans and other borrowings

	2007 £'000	2006 £'000
Group loans payable	**17,000**	17,000
Repayments fall due as follows:		
Within one year	**1,062**	—
Between one and two years	**1,062**	1,062
Between two and five years	**3,186**	3,186
After more than five years	**11,690**	12,752
	17,000	17,000

The loan is provided by Scottish Power UK Holdings Limited ("SPUKH"). Loan amounts owed at 31 March 2007 are repayable in equal annual instalments from 27 January 2008 until 27 January 2023, in accordance with the loan agreement.

The loan is secured upon the assets of the company in accordance with the debenture agreement between the company and SPUKH.

Interest is charged at the benchmark 15 year UK Gilts rate prevailing on 11 April 2005 plus 130 basis points, in accordance with the shareholders' agreement. The interest rate used is 5.707%.

11 Other creditors

	2007 £'000	2006 £'000
Amounts falling due within one year:		
Amounts owed to group undertakings	**513**	597
Trade creditors	**2**	185
Other taxes and social security	**94**	—
Capital creditors and accruals	**1,222**	1,425
Accrued expenses	**152**	72
	1,983	2,279

12 Provisions for liabilities—Deferred tax

	2007 £'000	2006 £'000
Deferred tax provided in the Accounts is as follows:		
Accelerated capital allowances	**1,473**	320

	Note	2007
		£'000
Deferred tax provided at 1 April 2006		320
Charged in profit and loss account	4	1,153
Deferred tax provided at 31 March 2007		**1,473**

The 2007 Budget introduced a potential corporation tax change that would impact the deferred tax calculation. The 2007 Finance Bill was passed through the House of Commons on 26 June 2007 and is regarded as substantially enacted from that date. This change is the reduction to the rate of corporation tax from 30% to 28% with effect from 1 April 2008. If this change was applied as at 31 March 2007 then the deferred tax would reverse at 28% and this would have the effect of reducing the deferred tax liability at 31 March 2007 to £1,375,000.

13 Provisions for liabilities—Other provisions

	Notes	At 1 April 2006	Unwinding of discount	At 31 March 2007
		£'000	£'000	£'000
Decommissioning	(a)	237	11	**248**

(a) The provision for decommissioning costs is the discounted future estimated costs of decommissioning the company's windfarm. Decommissioning is expected to occur from 2026.

14 Share capital

	2007	2006
	£	£
Authorised:		
800 ordinary – A shares of £1 each	800	800
200 ordinary – B shares of £1 each	200	200
Total authorised	**1,000**	**1,000**
Allotted, called up and fully paid:		
80 ordinary – A shares of £1 each	80	80
20 ordinary – B shares of £1 each	20	20
Total allotted, called up and fully paid	**100**	**100**

15 Analysis of movements in shareholders' funds

	Share capital	Profit and loss account	Total
	£'000	£'000	£'000
At 1 April 2006	—	311	**311**
Profit for the year	—	1,065	**1,065**
Dividends	—	(311)	**(311)**
As at 31 March 2007	—	**1,065**	**1,065**

16 Contingent asset

As a result of the delays in completing the wind farm construction, the company is pursuing liquidated damages from the contractor under the terms of the contract, for the period from October 2005 to January 2006. The company has not recognised any income or expense in relation to liquidated damages arising from this issue in the year ended 31 March 2007, as agreement of the total amount has not been finalised.

17 Financial commitments

(a) Analysis of annual commitments under operating leases

	2007	2006
	£'000	£'000
Leases of land and buildings expiring in:		
More than five years	32	32

(b) Capital commitments

	2007	2006
	£'000	£'000
Contracted but not provided	109	453

18 Related party transactions

(a) Trading transactions and balances arising in the normal course of business:-

	2007	2006
	£	£
Scottish Power Energy Retail Limited		
Sales to	3,482,000	1,093,000
Other services provided to	19,000	9,000
Period end balance due from	138,000	202,000
Period end balance due to	—	10,000
Scottish Power UK Holdings Limited		
Period end balance due from	519,000	—
Scottish Power Generation Limited		
Period end balance due to	—	5,000
CRE Energy Limited		
Period end balance due to	—	3,000
Callagheen Wind Farm Limited		
Period end balance due from	—	5,000

(b) Funding transactions and balances arising in the normal course of business:-

	2007	2006
	£	£
Scottish Power UK Holdings Limited		
Interest payable to	970,000	579,000
Interest receivable from	86,000	182,000
Period end balance due from	80	80
Period end balance due to	17,513,000	17,397,000
Co-operative Group (CWS) Limited		
Period end balance due from	20	20

19 Ultimate parent company

Coldham Windfarm Limited is a subsidiary company owned 80% by Scottish Power UK Holdings Limited and 20% by Co-operative Group (CWS) Limited.

At 31 March 2007 the directors regarded Scottish Power Limited as the ultimate parent company, which is also the parent company of the largest group in which the results are consolidated. The parent company of the smallest group in which the results of the company are consolidated is Scottish Power UK Holdings Limited. Copies of both companies' consolidated Accounts may be obtained from The Secretary, Scottish Power Limited, 1 Atlantic Quay, Glasgow G2 8SP. Subsequent to the year end, on 23 April 2007, Scottish Power Limited was acquired by Iberdrola S.A. From this date, the directors consider Iberdrola S.A. to be the ultimate parent company.

Independent Auditors' Report
To the members of Coldham Windfarm Limited

We have audited the financial statements of Coldham Windfarm Limited for the year ended 31 March 2007 which comprise the Accounting Policies and Definitions, the Profit and Loss Account, the Balance Sheet, the Cash Flow statement, the Reconciliation of Movements in Shareholders' Funds and the related notes 1 to 19. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 March 2007 and of its profit for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Glasgow, United Kingdom

10th July 2007

Coldham Windfarm Limited

Directors' Report and Accounts
for the year ended 31 March 2006

Coldham Windfarm Limited

Directors' Report and Accounts
for the period ended 31 March 2006

Contents

Coldham Windfarm Limited

Report of the Directors

The directors present their report and audited Accounts for the year ended 31 March 2006.

Activities and review

The principal activity of Coldham Windfarm Limited, "the company", is the operation of a windfarm near Coldham, Cambridgeshire. The company will continue with this activity for the foreseeable future.

Review of business and future development

The development of a 16MW windfarm located near Coldham in Cambridgeshire was completed during the year. Construction activities commenced in Spring 2005, limited generation began on 5 September 2005 and the windfarm completed full commissioning on 27 January 2006. The output from the wind farm is sold to a ScottishPower group company under a long-term power purchase agreement.

Results and dividend

The profit for the year amounted to £311,000 (period ended 31 March 2005: £nil). No dividend was paid during the year. A final dividend of £311,000 is proposed in respect of the year end, if approved, will be paid in January 2007.

Directors and their interests

The directors who held office during the period were as follows:

Keith Anderson	(appointed 23 June 2005)
John Heasley	
Graham Ramsbottom	
Susan Reilly	(resigned 23 June 2005)
Christopher Stevens	

John Heasley resigned his directorship on 15 December 2006 and was replaced by David Morrison on the same day.

None of the directors who held office at the end of the financial year had any disclosable interests in the shares of the company. The interests of the directors (other than those who are also directors of a parent company of the company) in the shares of Scottish Power plc, at the beginning of the year, or date of appointment if later, and end of the year were as follows:

Keith Anderson	As at date of appointment 23 June 2005	Granted/ appropriated/ other net movement	Exercised	Lapsed	Vested	At 31 March 2006
Shares						
Ordinary Shares (*)	10,269	369	—	—	—	10,638
ESOP Free & Matching Shares (#)	1,639	204	—	—	—	1,843
LTIP—Potential (**)	31,733	—	—	—	—	31,733
Options						
Executive Scheme	48,182	—	—	—	—	48,182
Sharesave Scheme	5,123	—	—	—	—	5,123

John Heasley	At 1 April 2005	Granted/ appropriated/ other net movement	Exercised	Lapsed	Vested	At 31 March 2006
Shares						
Ordinary Shares (*)	706	1,527	—	—	—	2,233
ESOP Free & Matching Shares (#)	647	290	—	—	—	937
LTIP—Potential (**)	6,753	6,167	—	—	—	12,920
Options						
Executive Scheme	18,894	—	—	—	—	18,894
Sharesave Scheme	3,051	—	—	—	—	3,051

(*) These shares include Partnership Shares purchased pursuant to the Inland Revenue approved ScottishPower Employee Share Ownership Plan (ESOP).

(#) All Free Shares and Matching Shares appropriated pursuant to the Inland Revenue approved ScottishPower ESOP are held in Trust and are subject to forfeiture provisions during the three year period from the date of appropriation.

(**) These shares represent, in each case, the maximum number of shares which the directors may receive, dependent on the satisfaction of certain performance criteria as approved by the shareholders of Scottish Power plc in connection with the Long Term Incentive Plan.

Directors' responsibilities

The directors are required by UK company law to prepare Accounts for each financial year which give a true and fair view of the state of affairs of the company as at the end of the financial year and of the profit or loss of the company for the year.

The directors confirm that suitable accounting policies have been used and applied consistently and that reasonable and prudent judgements have been made in the preparation of the Accounts for the year ended 31 March 2006. The directors also confirm that applicable accounting standards have been followed and that the Accounts have been prepared on the going concern basis.

The directors are responsible for maintaining proper accounting records, and sufficient internal controls to safeguard the assets of the company and to prevent and detect fraud or any other irregularities.

Each of the directors in office as at the date of this Directors' Report and Accounts confirms that:

- so far as he is aware, there is no relevant audit information of which the company's auditors are unaware; and
- he has taken all the steps that he ought to have taken as a director in order to make himself aware of any relevant audit information and to establish that the company's auditors are aware of that information.

Auditors

Under Section 379A of the Companies Act 1985, the company has elected to dispense with the following obligations:

- to lay accounts and reports before general meetings;
- to hold annual general meetings; and
- to appoint auditors annually.

The directors appointed PricewaterhouseCoopers LLP as auditors on 9 January 2006.

During the period, Scottish Power plc, the company's ultimate parent company, carried out a competitive tender in relation to the provision of audit services. Following the outcome of this exercise, the Board of Scottish Power plc, on recommendation of the Audit Committee of Scottish Power plc, sought shareholder approval at the Annual General Meeting of Scottish Power plc to appoint Deloitte & Touche LLP in place of the retiring auditors, PricewaterhouseCoopers LLP. This approval was obtained and the directors of Coldham Windfarm Limited will propose the appointment of Deloitte & Touche LLP as auditors of the company for the year ending 31 March 2007.

On Behalf of the Board



Keith Anderson
Director
22 December 2006

Coldham Windfarm Limited

Accounting Policies and Definitions

Definitions

Revenue cost definitions

Cost of sales

Cost of sales represents the direct costs of the generation of electricity.

Administrative expenses

Administrative expenses include the indirect costs of the business.

Other definitions

Company

Coldham Windfarm Limited

ScottishPower

Scottish Power plc.

Ultimate parent company

Scottish Power plc.

Accounting Policies

Basis of accounting

The Accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards in the UK and comply with the requirements of the Companies Act 1985.

Turnover

Turnover, which excludes Value Added Tax and trade discounts, represents the invoiced value of electricity generated, Renewable Obligation Certificates and accrued income. Accrued income represents the sales value of energy which is yet to be invoiced and is based on the value of units supplied. Units are determined by energy volumes recorded on the windfarm meters and industry-wide trading and settlement systems.

Interest

Interest payable and receivable is recognised in the profit and loss account as it is incurred.

Taxation

Where required, and in accordance with Financial Reporting Standard ("FRS") 19 'Deferred Tax', full provision is made for deferred tax on a non-discounted basis.

Tangible Fixed Assets

Tangible fixed assets are stated at cost and are generally depreciated on the straight-line method over their estimated operational lives. Tangible fixed assets include capitalised employee and other costs which are directly attributable to the construction of fixed assets. The main depreciation periods used by the company are as set out below.

	Years
Plant and machinery	20

The carrying values of tangible fixed assets are reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable. Impairment losses are recognised in the period in which they are identified.

Decommissioning costs

Provision is made on a discounted basis for the estimated decommissioning costs at the end of the producing lives of the company's windfarm. Capitalised decommissioning costs are depreciated over the useful lives of the related assets. The unwinding of the discount is included within net interest and similar charges.

Coldham Windfarm Limited

Profit and Loss Account
for the year ended 31 March 2006

	Notes	Year ended 31 March 2006	Eight months ended 31 March 2005
		£'000	£'000
Turnover		1,093	—
Cost of sales		(186)	—
Gross profit		907	—
Administrative expenses		(75)	—
Other operating income		9	—
Operating profit	1	841	—
Net interest and similar charges	3	(397)	—
Profit on ordinary activities before taxation		444	—
Taxation	4	(133)	—
Profit for the year/period	15	311	—

The above results relate to continuing operations. The wind farm began limited generation in September 2005 and therefore there are no prior period comparatives; and the operating profit for the year ended 31 March 2006 represents results for the seven month period from September 2005 to March 2006.

A statement of total recognised gains and losses and a note of historical cost profits and losses are not shown, as all gains and losses for both years are recognised in the profit and loss account, under the historical cost convention.

The Accounting Policies and Definitions on pages 4 and 5, together with the Notes on pages 10 to 15, form part of these Accounts.

Coldham Windfarm Limited

Reconciliation of Movements in Shareholders' Funds
for the year ended 31 March 2006

	Note	Year ended 31 March 2006	Eight months ended 31 March 2005
		£'000	£'000
Profit for the year/period		311	—
Net movement in shareholders' funds		311	—
Opening shareholders' funds		—	—
Closing shareholders' funds	15	311	—

The Accounting Policies and Definitions on pages 4 and 5, together with the Notes on pages 10 to 15, form part of these Accounts.

Coldham Windfarm Limited

Cash Flow Statement
for the year ended 31 March 2006

	Note	Year ended 31 March 2006	Eight months ended 31 March 2005
		£'000	£'000
Cash inflow from operating activities	5	590	—
Capital expenditure and financial investment		(14,797)	—
Financing			
—Increase in debt		17,000	—
Increase in cash in period		2,793	—

Reconciliation of Net Cash Flow to Movement in Net Debt
for the year ended 31 March 2006

	Note	Year ended 31 March 2006	Eight months ended 31 March 2005
		£'000	£'000
Increase in cash in period	6	2,793	—
Cash inflow from increase in debt	6	(17,000)	—
Change in net debt resulting from cash flows		(14,207)	—
Net funds as at 1 April 2005 and 2 August 2004		—	—
Net funds as at 31 March		(14,207)	—

The Accounting Policies and Definitions on pages 4 and 5, together with the Notes on pages 10 to 15, form part of these Accounts.

Coldham Windfarm Limited

Balance Sheet
as at 31 March 2006

	Notes	2006 £'000	2005 £'000
Fixed assets			
Tangible assets	8	**16,323**	746
Current assets			
Debtors	9	**1,031**	—
Short-term bank and other deposits		**2,793**	—
		3,824	—
Creditors: amounts falling due within one year			
Other creditors	10	**(2,279)**	(746)
		(2,279)	(746)
Net current assets/(liabilities)		**1,545**	(746)
Total assets less current liabilities		**17,868**	—
Creditors: amounts falling due after more than one year			
Loans and other borrowings	11	**(17,000)**	—
Provisions for liabilities and charges			
—Deferred tax	12	**(320)**	—
—Other	13	**(237)**	—
Net assets		**311**	—
Called up share capital	14, 15	**—**	—
Profit and loss account	15	**311**	—
Equity shareholders' funds	15	**311**	—

The called up share capital of the company is £100.

The Accounting Policies and Definitions on pages 4 and 5, together with the Notes on pages 10 to 15, form part of these Accounts.

Approved by the Board on 22 December 2006 and signed on its behalf by

Keith Anderson
Director

Coldham Windfarm Limited

Notes to the Accounts
for the year ended 31 March 2006

1 Operating profit

	2006 £'000	2005 £'000
Operating profit is stated after charging:		
Depreciation of tangible fixed assets	136	—
Hire of land and buildings—operating leases	46	—
Auditors' remuneration for audit of the company	3	—

The audit fee for the company for the period ended 31 March 2005 was borne by the ultimate parent company, Scottish Power plc.

2 Employee information

The company has no employees.

3 Net interest and similar charges

	2006 £'000	2005 £'000
Analysis of net interest and similar charges		
Interest payable on group loans	579	—
Interest receivable	(182)	—
Net interest and similar charges	397	—

4 Tax on profit on ordinary activities

	Note	2006 £'000	2005 £'000
Current tax:			
UK Corporation tax		(187)	—
Deferred tax:			
Origination and reversal of timing differences	12	320	—
Total tax on profit on ordinary activities		133	—

The current tax credit for the year varied from the standard rate of UK corporation tax as follows:

	2006 £'000	2005 £'000
UK corporation tax at 30% on profits for the year	133	—
Tax charge on ordinary activities	133	—
Effect of deferred tax	(320)	—
Current tax credit for the year	(187)	—

5 Reconciliation of operating profit to cash inflow from operating activities

	2006 £'000	2005 £'000
Operating profit	841	—
Adjustments for:		
Depreciation	136	—
Operating cash flows before movements in working capital	977	
Increase in debtors	(662)	—
Increase in creditors	275	—
Cash inflow from operating activities	590	—

6 Analysis of net debt

	At 1 April 2005	Cash flow	At 31 March 2006
	£'000	£'000	£'000
Cash at bank	—	2,793	**2,793**
Debt due after more than one year	—	(17,000)	**(17,000)**
Total	—	(14,207)	**(14,207)**

7 Dividends

	2006	2005
	£'000	£'000
Total dividends paid	—	—
Final dividend proposed	311	—

The directors have proposed a final dividend for the year ended 31 March 2006 of £311.000. This dividend has not been accounted for within the current year financial statement as it has yet to be approved.

8 Tangible fixed assets

	Plant and machinery	Total
	£'000	£'000
Cost:		
At 1 April 2005	**746**	**746**
Additions	15,713	15,713
At 31 March 2006	**16,459**	**16,459**
Depreciation:		
At 1 April 2005	—	—
Charge for the year	136	136
At 31 March 2006	**136**	**136**
Net book value:		
At 31 March 2006	**16,323**	**16,323**
At 1 April 2005	746	746

Included in plant and machinery are costs of £nil (2005: £745.654) relating to assets in the course of construction. Assets in the course of construction are not depreciated.

9 Debtors

	2006	2005
	£'000	£'000
Amounts falling due within one year:		
Amounts owed by group undertakings	**389**	—
Group relief receivable	**187**	—
Other debtors	**455**	—
	1,031	—

10 Other creditors

	2006 £'000	2005 £'000
Amounts falling due within one year:		
Amounts owed to group undertakings	**597**	746
Trade creditors	**185**	—
Capital creditors and accruals	**1,425**	—
Accrued expenses	**72**	—
	2,279	746

11 Loans and other borrowings

	2006 £'000	2005 £'000
Amounts falling due after more than one year:		
Group loans payable	**17,000**	—

The loan is provided by Scottish Power UK Holdings Limited ("SPUKH"). Loan amounts owed at 31 March 2006 are repayable in equal annual installments from 27 January 2008 until 27 January 2023, in accordance with the loan agreement.

The loan is secured upon the assets of the company in accordance with the debenture agreement between the company and SPUKH.

Interest is charged at the benchmark 15 year UK Gilt's rate prevailing on 11 April 2005 plus 130 basis points, in accordance with the shareholders' agreement. The interest rate used is 5.707%.

12 Provisions for liabilities and charges—Deferred tax

Deferred tax provided in the Accounts is as follows:

	2006 £'000	2005 £'000
Accelerated capital allowances	**320**	—

	Note	2006 £'000
Deferred tax provided at 1 April 2005		—
Charged in profit and loss account	4	320
Deferred tax provided at 31 March 2006		320

13 Provisions for liabilities and charges—Other provisions

	Notes	At 1 April 2005 £'000	New provisions £'000	At 31 March 2006 £'000
Decommissioning	(a)	—	237	237

(a) The provision for decommissioning costs is the discounted future estimated costs of decommissioning the company's wind farm. Decommissioning is expected to occur from 2026.

14 Share capital

	2006	2005
	£	£
Authorised:		
800 ordinary—A shares of £1 each	800	800
200 ordinary—B shares of £1 each	200	200
Total authorised	**1,000**	**1,000**
Allotted, called up and fully paid:		
80 ordinary—A shares of £1 each	80	80
20 ordinary—B shares of £1 each	20	20
Total allotted, called up and fully paid	**100**	**100**

15 Analysis of movements in shareholders' funds

	Share capital	Profit and loss account	Total
	£'000	£'000	£'000
At 1 April 2005	—	—	—
Profit for the year	—	311	311
As at 31 March 2006	—	311	311

The called up share capital of the company is £100 (2005: £100).

16 Contingent asset and liability

The company has entered into obligations to restore the wind farm site with the Cooperative Group (CWS) Limited and Fenland District Council. This liability will only arise if restoration is not carried out in accordance with the terms of the agreement. The maximum liability is £283,200 and £80,000 respectively.

As a result of the delays in completing the wind farm construction, the company is pursuing liquidated damages from the contractor under the terms of the contract, for the period from October 2005 to January 2006. The company has not recognised any income or expense in relation to liquidated damages arising from this issue in the year to 31 March 2006, as agreement of the total amount payable has not been finalised.

17 Financial commitments

(a) Analysis of annual commitments under operating leases

	2006	2005
	£'000	£'000
Leases of land and buildings expiring:		
More than five years	**32**	18

(b) Capital commitments

	2006	2005
	£'000	£'000
Contracted but not provided	**453**	215

18 Directors' emoluments

None of the directors received any remuneration from the company, or from related companies, in respect of their services to the company.

19 Related party transactions

a) Trading transactions and balances arising in the normal course of business:-

	2006	2005
	£	£
Scottish Power Energy Retail Limited		
Sales to	1,102,000	—
Period end balance due from	202,000	—
Period end balance due to	10,000	—
Scottish Power Generation Limited		
Period end balance due to	5,000	—
CRE Energy Limited		
Period end balance due to	3,000	—

b) Funding transactions and balances arising in the normal course of business:-

	2006	2005
	£	£
Scottish Power UK Holdings Limited		
Period end balance due from	80	80
Period end balance due to	17,397,000	745,654
Co-operative Group (CWS) Limited		
Period end balance due from	20	20

20 Ultimate parent company

Coldham Windfarm Limited is a subsidiary company owned 80% by Scottish Power UK Holdings Limited and 20% by Co-operative Group (CWS) Limited.

The directors regard Scottish Power plc as the ultimate parent company, which is also the parent company of the largest group in which the results are consolidated. The parent company of the smallest group in which the results of the company are consolidated is Scottish Power UK Holdings Limited. Copies of both companies' consolidated Accounts may be obtained from The Secretary, Scottish Power plc, 1 Atlantic Quay, Glasgow G2 8SP.

Coldham Windfarm Limited

Independent Auditors' Report
To the members of Coldham Windfarm Limited

We have audited the financial statements of Coldham Windfarm Limited for the year ended 31 March 2006 which comprise the Accounting Policies and Definitions, the Profit and Loss Account, the Balance Sheet, the Cash Flow Statement, the Reconciliation of Movements in Shareholders' Funds and the related notes. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of directors and auditors

As described in the Statement of Directors' Responsibilities the company's directors are responsible for the preparation of the financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. We also report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 March 2006 and of its profit for the year then ended;
- the financial statement have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the financial statements.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Glasgow
22 December 2006

Coldham Windfarm Limited
(formerly Continental Shelf 311 Limited)

Directors' Report and Accounts
for the period ended 31 March 2005

Coldham Windfarm Limited

Directors' Report and Accounts for the period ended 31 March 2005

Contents

Coldham Windfarm Limited

Report of the Directors

The directors present their first report and audited Accounts for the period from the company's incorporation on 2 August 2004 to 31 March 2005.

Activities and review

The company was incorporated on 2 August 2004 as Continental Shelf 311 Limited and changed its name on 24 September 2004 to Coldham Windfarm Limited. The company is a subsidiary company owned 80% by Scottish Power UK Holdings Limited and 20% by the Co-operative Group (CWS) Limited. The company's principal activity will be the construction and operation of a windfarm near Coldham, Cambridgeshire. The company was not involved in trading during the year.

Review of business and future development

The principal activity of the company during the period was the development of a 16MW windfarm located near Coldham in Cambridgeshire. Construction activities commenced in Spring 2005 and the windfarm became fully operational in October 2005.

The output from the wind farm will be sold to a ScottishPower group company under a long-term power purchase agreement and is expected to be profitable in the first full year of operation.

Results and dividend

The profit of the company for the period amounted to £nil. The directors recommend that no dividend be paid in respect of the period ended 31 March 2005.

Post balance sheet event

The company entered into a number of contracts on 11 April 2005 in relation to the construction of the windfarm, land lease agreements and service and maintenance agreements. The value of the construction contracts entered into was some £15 million. Full construction activities commenced in April 2005 and the windfarm became fully operational in October 2005.

Directors and their interests

The directors who held office during the period were as follows:

MD Directors Limited	(appointed at incorporation on 2 August 2004, resigned 29 September 2004)
John Heasley	(appointed on 29 September 2004)
Graham Ramsbottom	(appointed on 29 September 2004)
Susan Reilly	(appointed on 29 September 2004)
Christopher Stevens	(appointed on 29 September 2004)

Susan Reilly resigned as a director on 23 June 2005 and was subsequently replaced by Keith Anderson on the same date.

None of the directors who held office at the end of the financial period had any disclosable interests in the shares of the company. The interests of the directors (other than those who are also directors of a parent company of the company) in the shares of Scottish Power plc, at the beginning and end of the period were as follows:

John Heasley	At date of appointment (29 Sep 2004)	Granted/ appropriated/ other net movement	Exercised	Lapsed	Vested	31 Mar 2005
Shares						
Ordinary Shares (*)	498	208	—	—	—	706
ESOP Free & Matching Shares (#)	467	180	—	—	—	647
LTIP—Potential (**)	6,753	—	—	—	—	6,753
Options						
Executive Scheme	18,894	—	—	—	—	18,894
Sharesave Scheme	3,051	—	—	—	—	3,051

Susan Reilly	At date of appointment (29 Sept 2004)	Granted/ appropriated/ other net movement	Exercised	Lapsed	Vested	31 Mar 2005
Shares						
Ordinary Shares (*)	6,112	262	—	—	—	6,374
ESOP Free & Matching Shares (#)	1,451	179	—	—	—	1,630
Deferred Share Plan (†)	2,127	—	—	—	—	2,127
LTIP—Potential (**)	51,320	—	—	—	—	51,320
LTIP—Vested	7,801	—	—	—	—	7,801
Options						
Executive Scheme	123,199	—	—	—	—	123,199
Sharesave Scheme	3,073	—	—	—	—	3,073

(*) These shares include Partnership Shares purchased pursuant to the Inland Revenue approved ScottishPower Employee Share Ownership Plan (ESOP).

(#) All Free Shares and Matching Shares appropriated pursuant to the Inland Revenue approved ScottishPower ESOP are held in Trust and are subject to forfeiture provisions during the three year period from the date of appropriation.

(†) Deferred shares represent a portion of performance bonus and are held in trust for three years from the award date.

(**) These shares represent, in each case, the maximum number of shares which the directors may receive, dependent on the satisfaction of certain performance criteria as approved by the shareholders of Scottish Power plc in connection with the Long Term Incentive Plan.

Directors' responsibilities

The directors are required by UK company law to prepare Accounts for each financial period which give a true and fair view of the state of affairs of the company as at the end of the financial period and of the profit or loss of the company for the period.

The directors confirm that suitable accounting policies have been used and applied consistently and that reasonable and prudent judgements have been made in the preparation of the Accounts for the period ended 31 March 2005. The directors also confirm that applicable accounting standards have been followed and that the Accounts have been prepared on the going concern basis.

The directors are responsible for maintaining proper accounting records, and sufficient internal controls to safeguard the assets of the company and to prevent and detect fraud or any other irregularities.

Auditors

The directors appointed PricewaterhouseCoopers LLP as auditors on 9 January 2006.

Under Section 379A of the Companies Act 1985, the company has elected to dispense with the following obligations:

- to lay accounts and reports before general meetings;
- to hold annual general meetings; and
- to appoint auditors annually.

On Behalf of the Board



John Heasley
Director
26 January 2006

Coldham Windfarm Limited

Accounting Policies

Basis of accounting

The Accounts have been prepared on the going concern basis, under the historical cost convention, and in accordance with applicable accounting standards in the UK and comply with the requirements of the Companies Acts 1985.

Profit and Loss Account

The company had no revenues or costs, or other recognised gains and losses in the period ended 31 March 2005. Accordingly, no profit and loss account or statement of total recognised gains and losses has been prepared.

Cash Flow Statement

The company had no cash flows in the period ended 31 March 2005 because all costs were incurred by another group company. Accordingly, no cash flow statement has been prepared.

Taxation

Where required, and in accordance with Financial Reporting Standard ("FRS") 19 'Deferred Tax', full provision for deferred tax is made on a non-discounted basis.

Tangible Fixed Assets

Tangible fixed assets are stated at cost and are depreciated using the straight line method over their estimated operational lives. Tangible fixed assets include capitalised employee and other costs which are directly attributable to the construction of fixed assets. Fixed assets are not subject to depreciation while under construction. The carrying value of tangible fixed assets is reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable. Impairment losses are recognised in the period in which they are identified.

Coldham Windfarm Limited

Balance Sheet
as at 31 March 2005

	Notes	2005
		£
Fixed assets		
Tangible assets	3	745,654
Current assets		
Debtors	4	100
Creditors: amounts falling due within one year		
Other creditors	5	(745,654)
Net current liabilities		(745,554)
Net assets		100
Called up share capital	6,7	100
Profit and loss account	7	—
Equity shareholders' funds	7	100

The Accounting Policies on page 4, together with the Notes on pages 6 to 8, form part of these Accounts.

Approved by the Board on 26 January 2006 and signed on its behalf by



John Heasley
Director

1 Audit fees

The audit fees for the company for the period was borne by the ultimate parent company, Scottish Power plc.

2 Employee information

The company has no employees.

3 Tangible fixed assets

	Plant and machinery	Total
	£	£
Cost:		
At 2 August 2004	—	—
Additions	745,654	745,654
At 31 March 2005	**745,654**	**745,654**
Depreciation:		
At 31 March 2005 and 2 August 2004	—	—
Net book value:		
At 31 March 2005	**745,654**	**745,654**

Included in plant and machinery are costs of £745,654 relating to assets in course of construction. Assets in the course of construction are not depreciated.

4 Debtors

	2005
	£
Amounts falling due within one year:	
Amounts owed by Scottish Power UK Holdings Limited	**80**
Amounts owed by Co-operative Group (CWS) Limited	**20**
	100

5 Other creditors

	2005
	£
Amounts owed to parent undertaking	**745,654**

6 Share capital

	31 March 2005
	£
Authorised:	
800 ordinary—A shares of £1 each	800
200 ordinary—B shares of £1 each	200
Total authorised	**1,000**

	At 2 August 2004	Issued during period	31 March 2005
	£	£	£
Allotted, called up and fully paid:			
80 ordinary—A shares of £1 each	1	79	80
20 ordinary—B shares of £1 each	—	20	20
Total allotted, called up and fully paid	**1**	**99**	**100**

On 29 September 2004, 1 'A' share was transferred from MD Directors Limited to Scottish Power UK Holdings Limited. On the same date a further 79 'A' shares were allotted to Scottish Power UK Holdings Limited and 20 'B' shares were allotted to Co-operative Group (CWS) Limited.

7 Analysis of movements in shareholders' funds

	Share capital	Profit and loss account	Total 2005
	£	£	£
At 2 August 2004	1	—	1
Share capital issued in the period	99	—	99
Retained profit for the period	—	—	—
As at 31 March 2005	**100**	—	**100**

8 Financial commitments

	2005
	£
Capital commitments	
Contracted but not provided	**215,000**

9 Directors' emoluments

None of the directors received any remuneration from the company, or from related companies. in respect of their services to the company.

10 Related party transactions

Trading, capital expenditure and financing transactions and balances arising in the normal course of business:-

	Scottish Power UK Holdings Limited	Co-operative Group (CWS) Limited
	£	£
Sales to	—	—
Purchases from	—	—
Period end balance due from	80	20
Period end balance due to	745,654	—

11 Ultimate parent company

Coldham Windfarm Limited is a subsidiary company owned 80% by Scottish Power UK Holdings Limited and 20% by Co-operative Group (CWS) Limited.

The directors regard Scottish Power plc as the ultimate parent company, which is also the parent company of the largest group in which the results are consolidated. The parent company of the smallest group in which the results of the company are consolidated is Scottish Power UK Holdings Limited. Copies of both companies' consolidated Accounts may be obtained from The Secretary, Scottish Power plc, 1 Atlantic Quay, Glasgow G2 8SP.

Independent Auditors' Report
to the members of Coldham Windfarm Limited

We have audited the Accounts on pages 4 to 8 which have been prepared under the historical cost convention and the accounting policies set out on page 4.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Directors' Report and Accounts in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the Accounts in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Accounts give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Report of the Directors is not consistent with the Accounts, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Directors' Report and Accounts and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Accounts. The other information comprises the Report of the Directors.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Accounts, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Accounts.

Opinion

In our opinion the Accounts give a true and fair view of the state of the company's affairs at 31 March 2005 and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Glasgow
26 January 2006

CRE Energy Limited

Directors' Report and Accounts
for the year ended 31 March 2007

Registered No.NI028425

CRE Energy Limited

Directors' Report and Accounts
for the year ended 31 March 2007

Contents

CRE Energy Limited

Directors' Report

The directors present their report and audited Accounts for the year ended 31 March 2007.

Activities and review

The principal activity of CRE Energy Limited, "the company", is the construction and operation of wind powered electricity generation. During the year the company continued to operate wind farm sites in Scotland, Northern Ireland and Republic of Ireland and this activity will continue for the foreseeable future.

The company has net current liabilities of £257.0 million at 31 March 2007 (2006: £142.2 million), which includes loans owed to group and parent undertakings of £251.3 million (2006: £159.1 million). The directors consider that sufficient funding will be made available to the company to continue operations and to meet liabilities as they fall due.

On 22 May 2007, Iberdrola S.A., the company's ultimate parent company, announced plans to sell up to 20% of the shares in its renewable energy subsidiary, Iberdrola Energias Renovables (Iberenova). The board of Iberdrola also authorised a reorganisation of this business area with the goal of incorporating all renewable energy-related companies within the Iberdrola and ScottishPower groups, including CRE Energy Limited, in Iberenova, prior to the sale of the Iberenova shares.

Key factors affecting the business

The company is in integral component of ScottishPower's Energy Wholesale business. The company owns and operates the majority of ScottishPower's wind farm assets, which have a generating capacity of 290 MW.

The key driver impacting the company's financial performance is the delivery of wind farm developments with other factors including weather conditions, wholesale power prices, prices of Renewables Obligations Certificates ("ROCs") and generation resource availability.

Operational financial performance

Turnover increased by £21.1 million to £50.1 million primarily because of new wind farms, notably Beinn Tharsuinn, becoming operational during the year, resulting in higher volumes of power generation. In addition, the current financial year incorporates the first full year of revenue from the new wind farm at Black Law (phase one), which became operational midway through the financial year ended 31 March 2006. Cost of sales increased by £4.6 million, largely as a result of higher depreciation charges on the new operational wind farm capital expenditure. Overall, gross profit increased by £16.5 million to £33.5 million.

Operating profit increased by £15.7 million to £30.2 million, with the improved performance at gross profit level and other operating income of £0.4 million, being offset by increased administrative expenses of £1.2 million.

Profit before tax increased by £9.3 million to £22.2 million, as a result of the improved operating profit being offset by an increase in net interest payable of £6.4 million. Interest costs have increased significantly because the company has expanded its portfolio of wind farms over the last few years, resulting in higher funding requirements and therefore higher loan interest charges.

The construction of new wind farms at Whitelee and Wether Hill was the main reason for capital expenditure of £127.9 million during the year.

Both the level of business and the year end financial position were satisfactory and the directors expect that the present level of activity will grow as the level of installed capacity increases.

Results and dividend

The profit for the year amounted to £14.9 million (2006: £9.0 million). The aggregate dividends paid during the year amounted to £32.0 million (2006: £nil).

Financing Review

Capital and Debt Structure

The company is funded principally by debt. All of the called up share capital of £2 is held by the immediate parent undertaking, Beaufort Energy Limited. ScottishPower Generation Limited granted a loan facility of £219.3 million to the company and Beaufort Energy Limited granted a loan facility of £32.0 million to the company.

Treasury and Interest Policy

Treasury services are provided by Scottish Power UK plc. The risk policy within treasury and financing is designed to ensure that the company's exposure to variability of cash flows and asset values due to fluctuations in market interest rates, foreign exchange rates and inflation are minimised and managed at acceptable risk levels. Further details of the treasury and interest policy for ScottishPower group and how it manages them will be included in the Annual Report & Accounts of Scottish Power Limited (formerly Scottish Power plc) for the year ended 31 March 2007.

Funding

The loans from ScottishPower Generation Limited and Beaufort Energy Limited represent drawings under working capital facilities (refer Note 9). The principal outstanding accrued interest and associated costs are payable on written demand. Interest is calculated at a rate of 1% above base rate and is payable quarterly in arrears.

At the end of the year the company had net debt amounting to £250.8 million (2006: £139.4 million).

Liquidity

The directors confirm that the company remains a going concern on the basis of its future cash flow forecasts and that sufficient funding will be made available to the company to continue operations and to meet liabilities as they fall due.

Management of risks

The business identifies and assesses the key business risks associated with the achievement of its strategic objectives. Any key actions needed to enhance the control environments are identified, along with the person responsible for the management of the specific risk.

Further details of the risks facing the ScottishPower group and how it manages them will be included in the Annual Report & Accounts of Scottish Power Limited for the year ended 31 March 2007.

Environment

Throughout its operations the company strives to meet, or exceed, relevant legislative and regulatory environmental requirements and codes of practice.

A more extensive description of the ScottishPower group environmental requirements will be found in the Annual Report & Accounts of Scottish Power Limited for the year ended 31 March 2007.

Health and Safety

The company has a clear strategy to continue to improve health and safety performance using ScottishPower group health and safety standards.

A more extensive description of how ScottishPower as a group addresses health and safety requirements will be found in the Annual Report & Accounts of ScottishPower Limited for the year ended 31 March 2007.

Directors and their interests

The directors who held office during the year were as follows:

Keith Anderson
Alan Bryce (resigned 16 October 2006)
Roger Seshan

Creditor payment policy and practice

The current policy and practice of the ScottishPower group, concerning the payment of its trade creditors is to follow the Better Payment Practice Code to which it is signatory. Copies of the code may be obtained from the Department of Trade and Industry or from the website www.payontime.co.uk.

The company's policy and practice is to settle terms of payment when agreeing the terms of the transaction, to include the terms in contracts, and to pay in accordance with its contractual and legal obligations. The company's creditor days at 31 March 2007 were 23 days.

Statement of directors' responsibilities

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable laws and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The financial statements are required by law to give a true and fair view of the state of the affairs of the company and of the profit or loss of the company for that period. In preparing these financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies (Northern Ireland) Order 1986. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Disclosure of information to auditors

Each of the persons who is a director at the date of approval of this report confirms that:

- as far as the director is aware, there is no relevant audit information of which the company's auditors are unaware; and
- the director has taken all the steps he or she ought to have taken as a director in order to make himself or herself aware of any relevant audit information and to establish the company's auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of Section 242ZA of the Companies (Northern Ireland) Order 1986.

Auditors

The company has elected, pursuant to provisions within the Companies (Northern Ireland) Order 1986, to dispense with the following obligations:

- to lay accounts and reports before general meetings;
- to hold annual general meetings; and
- to appoint auditors annually.

During the year Deloitte & Touche LLP were appointed as auditors of the company for the year ending 31 March 2007.

On Behalf of the Board

Keith Anderson
Director
17 July 2007

CRE Energy Limited

Accounting Policies and Definitions

Definitions

Revenue cost definitions

Cost of sales

Cost of sales reflects the direct costs of the generation of electricity and the costs of transmitting and distributing units of electricity.

Administrative expenses

Administrative expenses include the indirect costs of the business and the costs of centralised services provided by Scottish Power UK plc.

Other definitions

Company

CRE Energy Limited

Joint ventures

Joint ventures are entities in which the company holds a long-term interest and shares control with another company.

Scottish Power

Scottish Power Limited (formerly Scottish Power plc.)

Accounting Policies

Basis of accounting

The Accounts have been prepared under the historical cost convention, and in accordance with applicable accounting standards in the UK and comply with the requirements of the Companies (Northern Ireland) Order 1986.

Cash flow statement

The company is exempt from including a statement of cash flows in its Accounts as it is a wholly owned subsidiary of Scottish Power Limited, which will include a consolidated statement of cash flows in its consolidated Accounts.

Use of estimates

The preparation of Accounts in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Accounts and the reported amounts of revenues and expenses during the reporting year. Actual results can differ from those estimates.

Turnover

Turnover, which excludes Value Added Tax and trade discounts, represents the invoiced value of electricity generated. Renewable Obligation Certificates, Levy Exemption Certificates, and accrued income. Accrued income represents the sales value of energy which is yet to be invoiced and is based on the value of units supplied. Units are determined by energy volumes recorded on the wind farm meters and industry-wide trading and settlement systems. All revenue is earned wholly within the United Kingdom and the Republic of Ireland.

Interest

Interest on the funding attributable to major capital projects is capitalised gross of tax relief during the period of construction and written off as part of the total cost over the operational life of the asset. All other interest payable and receivable is recognised in the profit and lass account as it is incurred.

Current tax

Current tax, comprising UK corporation tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax

Deferred taxation is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date.

Timing differences are differences between the company's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the years in which timing differences are expected to reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Tangible fixed assets

Tangible fixed assets are stated at cost or valuation and are depreciated on the straight-line method over their estimated operational lives. Tangible fixed assets include capitalised employee, interest and other costs which are directly attributable to construction of fixed assets. Land is not depreciated. The main depreciation periods used by the company are as set out below.

	Years
Buildings	20
Plant and machinery	20

The carrying values of tangible fixed assets are reviewed for impairment in periods if events or changes in circumstances indicate the carrying value may not be recoverable. Impairment losses are recognised in the year in which they are identified.

Decommissioning costs

Provision is made for the estimated decommissioning costs at the end of the producing lives of the company's wind farms on a discounted basis. Capitalised decommissioning costs are depreciated over the useful lives of the related assets. The unwinding of the discount is included within net interest and similar charges.

Investments

Investments in joint ventures are stated in the balance sheet at cost, or nominal value of shares issued as consideration where applicable, less provision for impairment in value.

Leased assets

Rentals payable under operating leases are charged to the profit and loss account on a straight-line basis over the term of the lease.

Grants and contributions

Capital grants and customer contributions in respect of additions to fixed assets are treated as deferred income and released to the profit and loss account on a straight-line basis over the estimated operational lives of the related assets.

Foreign currencies

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. At the year end, monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date or where applicable, at the hedged contracted rate. Any gain or loss arising on the restatement of such balances is taken to the profit and loss account.

CRE Energy Limited

Profit and Loss Account
for the year ended 31 March 2007

	Notes	2007	2006
		£m	£m
Turnover		**50.1**	29.0
Cost of sales		**(16.6)**	(12.0)
Gross profit		**33.5**	17.0
Administrative expenses		**(3.7)**	(2.5)
Other operating income		**0.4**	—
Operating profit	1	**30.2**	14.5
Net Interest and similar charges	3	**(8.0)**	(1.6)
Profit on ordinary activities before taxation		**22.2**	12.9
Taxation	4	**(7.3)**	(3.9)
Profit for the year	14	**14.9**	9.0

The above results release to continuing operations.

A statement of total recognised gains and losses and a note of historical cost profits and losses are not shown as all gains and losses are for both years are recognised in the profit and loss account under historical cost convention.

The Accounting Policies and Definitions on pages 4 and 5, together with the Notes on pages 9 to 13, form part of these Accounts.

CRE Energy Limited

Reconciliation of Movements in Shareholder's Funds for the year ended 31 March 2007

	Note	2007	2006
		£m	£m
Profit for the financial year		**14.9**	9.0
Dividends	5	**(32.0)**	—
Net movement in shareholder's funds		**(17.1)**	9.0
Opening shareholder's funds		**29.4**	20.4
Closing shareholder's funds		**12.3**	29.4

The Accounting Policies and Definitions on pages 4 and 5, together with the Notes on pages 9 to 13, form part of these Accounts.

CRE Energy Limited

Balance Sheet
as at 31 March 2007

	Notes	2007 £m	2006 £m
Fixed assets			
Tangible assets	6	**319.2**	202.9
Investments	7	**—**	—
Current assets			
Debtors	8	**24.4**	23.0
Short term bank and other deposits		**0.5**	2.5
		24.9	25.5
Creditors: amounts falling due within one year			
Loans and other borrowings	9	**(251.3)**	(159.1)
Other creditors	10	**(30.6)**	(8.6)
		(281.9)	(167.7)
Net current liabilities		**(257.0)**	(142.2)
Total assets less current liabilities		**62.2**	60.7
Provisions for liabilities			
—Deferred tax	11	**(43.7)**	(26.7)
—Decommissioning	12	**(6.2)**	(4.6)
		(49.9)	(31.3)
Net assets		**12.3**	29.4
Called up share capital	13,14	**—**	—
Profit and loss account	14	**12.3**	29.4
Shareholder's funds	14	**12.3**	29.4

The called up share capital of the company is £2 (2006: £2).

The Accounting Policies and Definitions on pages 4 and 5, together with the Notes on pages 9 to 13, form part of these Accounts.

Approved by the Board on 17 July 2007 and signed on its behalf by

Keith Anderson
Director

CRE Energy Limited

Notes to the Accounts
for the year ended 31 March 2007

1 Operating profit

	2007 £m	2006 £m
Operating profit is stated after charging:		
Depreciation of tangible fixed assets	**11.6**	7.8
Hire of land and buildings—operating leases	**0.8**	0.7

The auditors' remuneration for the audit of the company was £6,000 (2006: £5,000). The audit fees for both years were borne by the parent company, ScottishPower Generation Limited.

2 Employee information

The company has no employees (2006: nil). The company employs the services of external contractors to operate and maintain the windframe for which a charge is made and is included in administrative expenses.

3 Net interest and similar charges

	Note	2007 £m	2006 £m
Analysis of net interest and similar charges			
Interest payable on group loans		**10.5**	4.5
Total interest payable		**10.5**	4.5
Interest receivable on external funds		**(0.1)**	(0.1)
Total interest receivable		**(0.1)**	(0.1)
Capitalised interest		**(2.7)**	(3.0)
Net interest charge		**7.7**	1.4
Unwinding of discount on provisions	12	**0.3**	0.2
Net interest and similar charges		**8.0**	1.6

4 Taxation

	Note	2007 £m	2006 £m
Current tax:			
UK corporation tax		**(7.0)**	(3.8)
Adjustment in respect of prior years		**(2.7)**	—
Total current tax for year		**(9.7)**	(3.8)
Deferred tax:			
Origination and reversal of trading differences		**13.6**	7.7
Adjustment in respect of prior years		**3.4**	—
Total deferred tax for year	11	**17.0**	7.7
Tax on profit on ordinary activities		**7.3**	3.9

The current tax credit for the year varied from the standard rate of UK corporation tax as follows:

	2007 £m	2006 £m
UK corporation tax at 30%	**6.6**	3.9
Adjustment in respect of prior years	**0.7**	—
Tax charge on ordinary activities	**7.3**	3.9
Effect of deferred tax	**(17.0)**	(7.7)
Current tax credit for the year	**(9.7)**	(3.8)

5 Dividends

	2007	2006
	£m	£m
Interim dividend paid	32.0	—
Total dividends paid	**32.0**	—

6 Tangible fixed assets

	Land and buildings	Plant and machinery	Total
	£m	£m	£m
Cost:			
At 1 April 2006	1.5	235.9	237.4
Additions	—	127.9	127.9
Transfers	(0.5)	0.5	—
At 31 March 2007	**1.0**	**364.3**	**365.3**
Depreciation:			
At 1 April 2006	0.2	34.3	34.5
Charge for the year	—	11.6	11.6
At 31 March 2007	**0.2**	**45.9**	**46.1**
Net book value:			
At 31 March 2007	**0.8**	**318.4**	**319.2**
At 1 April 2006	1.3	201.6	202.9

	Notes	2007	2006
		£m	£m
Included in the cost of tangible fixed assets above are:			
Assets in the course of construction		**116.9**	36.1
Other assets not subject to depreciation	(a)	**0.7**	1.2
Capitalised interest	(b)	**7.4**	4.7

(a) Other assets not subject to depreciation are land. Land and buildings held by the company are predominantly freehold.

(b) Interest on the funding attributable to major capital projects was capitalised during the year at rates of 5.5% to 6.25% (2006: 5.5% to 5.75%).

7 Fixed asset investments

Shares in joint venture

The principal holdings of the company are as out below:

Joint venture	Class of share capital	Country of interporation	Proportion of shares held %	Activity
Morecambe Wind Ltd	Ordinary shares of £1 each	England and Wales	33.3	Wind powered electricity generation

The cost of the investment in Morecambe Wind Limited is £1 (2006: £1).

8 Debtors

	2007	2006
	£m	£m
Amounts falling due within one year:		
Trade debtors	**0.6**	—
Prepayments and accrued income	**1.4**	0.8
Amounts owed by group undertakings	**12.7**	3.4
Loans owed by group undertakings	—	17.2
VAT recoverable	**2.6**	0.3
Group tax relief	**7.1**	1.3
	24.4	23.0

9 Loans and other borrowings

	2007	2006
	£m	£m
Loans owed to group undertakings	**219.3**	159.1
Loans owed to parent undertakings	**32.0**	—
	251.3	159.1

The amounts owed to group and parent undertakings are repayable on demand. Interest is calculated at a rate of 1% above the Royal Bank of Scotland plc's base rate.

10 Other creditors

	2007	2006
	£m	£m
Amounts falling due within one year:		
Amounts owed to group undertakings	**11.5**	1.8
Trade creditors	**3.9**	1.6
Capital accruals	**13.9**	4.3
Accrued expenses	**1.3**	0.9
	30.6	8.6

11 Provision for liabilities—Deferred tax

	Note	2007	2006
		£m	£m
Deferred tax is provided in the accounts as follows:			
Accelerated capital allowances		**43.7**	26.7

	Note	2007
		£m
Deferred tax provided at 1 April 2006		**26.7**
Charged to profit and loss account	4	**17.0**
Deferred tax provided at 31 March 2007		**43.7**

The 2007 Budget introduced two potential corporation tax changes that would impact the deferred tax calculation. The 2007 Finance Bill was passed through the House of Commons on 26 June 2007 and is regarded as substantially enacted from that date. The two changes are the phasing out of Industrial Buildings Allowances (IBA) over the next four years and the reduction to the rate of corporation tax from 30% to 28%, with effect from 1 April 2006. If these changes were applied as at 31 March 2007 the accrued tax liability in respect of IBA of

£2,000 would be written back to the profit and loss account and the remaining accelerated capital allowances would reverse at 28%. This would have the effect of reducing the deferred tax liability at 31 March 2007 to £40.8 million.

12 Provisions for liabilities—Other provisions

	At 1 April 2006	New provisions	Unwinding of discount (Note 3)	At 31 March 2007
	£m	£m	£m	£m
Decommissioning costs	4.6	1.3	0.3	**6.2**

The new provisions release to the Black Law (phase 2) and Beinn Tharsuinn windfarms, which were placed into service in June 2006 and April 2006 respectively. The decommissioning of the company's windfarms is expected to occur over the period between 2015 and 2026.

13 Share capital

	2007	2006
	£	£
Authorised:		
100 (2006:100) ordinary shares of £1 each	**100**	100
Allotted, called up and fully paid:		
2 (2006:2) ordinary shares of £1 each	**2**	2

14 Analysis of movements in shareholder's funds

	Share capital	Profit and loss account	Total
	£m	£m	£m
At 1 April 2006	—	29.4	29.4
Profit for the year	—	14.9	14.9
Dividends	—	(32.0)	(32.0)
At 31 March 2007	—	12.3	12.3

15 Forward foreign exchange contracts

The company enters into forward foreign exchange contracts to hedge the cash flow risk relating to the value of forecast purchases which are denominated in foreign currencies. The risk being hedged relates to changes in the foreign exchange rate of the forecast purchase price. The fair value of these forward contracts at 31 March 2007 was £0.6 million (2006: £0.1 million).

16 Financial commitments

(a) Analysis of annual commitments under operating leases

	2007	2006
	£m	£m
Leases of land and buildings expiring in:		
More than five years	1.0	0.6
	1.0	0.6

(b) Capital commitments

	2007	2006
	£m	£m
Contracted but not provided	228.5	15.4

17 Directors' emoluments

None of the directors received any remuneration from the company in respect of their services to the company.

18 Related party transactions

Scottish Power Limited had ultimate control over the company during the year. The company has taken an exemption, as allowed by Financial Reporting Standard 8, 'Related Party Disclosures', not to disclose related party transactions with other group companies as Scottish Power Limited publishes full statutory consolidated Accounts.

19 Ultimate parent company

At 31 March 2007 the directors regarded Scottish Power Limited to be the ultimate parent company, which is also the parent company of the largest group in which the results of the company are consolidated. The parent company of the smallest group in which the results of the company are consolidated is Scottish Power UK plc. Copies of both companies' consolidated Accounts can be obtained from The Secretary, Scottish Power Limited, I Atlantic Quary, Glasgow, G2 8SP. Subsequent to the year end, on 23 April 2007, Scottish Power Limited was acquired by Iberdrola S.A. From this date the directors consider Iberdrola S.A. to be the ultimate parent company.

Independent Auditors' Report
To the shareholder of CRE Energy Limited

We have audited the financial statements of CRE Energy Limited for the year ended 31 March 2007 which comprise the Accounting Policies and Definitions, the Profit and Loss Account, the Balance Sheet, the Reconciliation of Movements in Shareholder's Funds and the related notes 1 to 19. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with Article 243 of the Companies (Northern Ireland) Order 1986. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The director's responsibilities for preparing the financial statements in accordance with applicable Northern Ireland law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies (Northern Ireland) Order 1986. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 March 2007 and of its profit for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies (Northern Ireland) Order 1986; and
- the information given in the Directors' Report is consistent with the financial statement.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Glasgow, United Kingdom
17 July 2007

CRE Energy Limited

Directors' Report and Accounts
for the year ended 31 March 2006
Registered No.NI028425

CRE Energy Limited

Directors' Report and Accounts
for the year ended 31 March 2006

Contents

CRE Energy Limited

Directors' Report

The directors present their report and audited Accounts for the year ended 31 March 2006.

Activities and review

The principal activity of CRE Energy Limited, "the company", is the construction and operation of wind powered electricity generation. During the year the company continued to operate wind farm sites in Scotland, Northern Ireland and Republic of Ireland and this activity will continue for the foreseeable future.

The company has net current liabilities of £142,160,000 at 31 March 2006 (2005: £113,942,000), which includes a loan owed to group undertakings of £159,117,000 (2005: £82,353,000). The directors consider that sufficient funding will be made available to the company by its ultimate parent company to continue operations and to meet liabilities as they fall due.

Key Factors Affecting the Business

The key driver impacting the company's financial performance is the delivery of windfarm developments. Other factors include weather conditions and generation resource availability.

Operational Financial Performance

Operating profit increased by £1,215,000 to £14,561,000 principally as the result of higher volumes due to new windfarms being brought on-line during the year, notably Black Law (phase one). The construction of Blacklaw and Beinn Tharsuinn was the main reason for capital expenditure of £54,143,000 during the year.

Profit before tax increased by £2,218,000 to £12,916,000, as a result of the operating profit improvement and reflecting an improvement of £1,003,000 in net interest payable primarily due to higher interest capitalised in the current year.

Both the level of business and the year end financial position were satisfactory and the directors expect that the present level of activity will be sustained for the foreseeable future.

Results and dividend

The profit for the year amounted to £9,041,000 (2005: £7,486,000). The directors recommend that no dividend be paid in respect of the year ended 31 March 2006 (2005: £nil), and that the retained profit for the year be transferred to reserves.

Financing Review

Capital and Debt Structure

The company is funded principally by debt. All of the called up share capital of £2 is held by the immediate parent undertaking. Beaufort Energy Limited. ScottishPower Generation Limited granted the loan facility of £159,117,000 to the company.

Treasury and Interest Policy

Treasury services are provided by Scottish Power UK plc. The risk policy within treasury and financing is designed to ensure that the company's exposure to variability of cash flows and asset values due to fluctuations in market interest rates and inflation are minimised and managed at acceptable risk levels. Further details of the treasury and interest policy for ScottishPower group and how it manages them is included in the Annual Report & Accounts of Scottish Power plc for the year ended 31 March 2006.

Funding

The loan from ScottishPower Generation Limited represents drawings under a working capital facility (refer Note 8). The principal outstanding, accrued interest and associated costs are payable on written demand. Interest is calculated at a rate of 1% above base rate and is payable quarterly in arrears.

At the end of the year the company had net debt amounting to £139,379,000 (2005: £96,520,000).

Liquidity

The directors confirm that the company remains a going concern on the basis of its future cash flow forecasts and that sufficient funding will be made available to the company by its ultimate parent company to continue operations and to meet liabilities as they fall due.

Directors and their interests

The directors who held office during the year were as follows:

Keith Anderson	(appointed 23 June 2005)
Alan Bryce	
Susan Reilly	(resigned 23 June 2005)
Roger Seshan	(appointed 19 July 2005)

Alan Bryce resigned his directorship on 16 October 2006.

None of the directors who held office at the end of the financial year had any disclosable interests in the shares of the company. The interests of the directors (other than those who are also directors of a parent company of the company) in the shares of Scottish Power plc, at the beginning of the year (or date of appointment, if later) and end of the year, were as follows:

Roger Seshan	As at date of appointment 19 July 2005	Granted/ appropriated/ other net movement	Exercised	Lapsed	Vested	At 31 March 2006
Shares						
Ordinary Shares (*)	604	8	—	—	—	612
ESOP Free & Matching Shares (#)	—	8	—	—	—	8

(*) These shares include Partnership Shares purchased pursuant to the Inland Revenue approved ScottishPower Employee Share Ownership Plan (ESOP).

(#) All Free Shares and Matching Shares appropriated pursuant to the ScottishPower ESOP are held in Trust and are subject to forfeiture provisions during the three year period from the date of appropriation.

As permitted by Statutory Rule 1987 No 208 in the Companies (Disclosures of Directors Interests) (Exceptions) Regulations (Northern Ireland) 1987, the Register of Directors' Interests maintained pursuant to Section 325 of the Companies Act 1985 does not contain the interests of directors who are also directors of a company of which CRE Energy Limited is a wholly owned subsidiary. Accordingly, the interests of the directors in the shares of Scottish Power plc are disclosed in the Directors' Report & Accounts for the year ended 31 March 2006 of the following companies:

Keith Anderson	Beaufort Energy Limited
Alan Bryce	ScottishPower Generation Limited

Creditor payment policy and practice

The current policy and practice of Scottish Power plc, the company's ultimate parent, concerning the payment of its trade creditors is to follow the Better Payment Practice Code to which it is signatory. Copies of the code may be obtained from the Department of Trade and Industry or from the website www.payontime.co.uk.

The company's policy and practice is to settle terms of payment when agreeing the terms of the transaction, to include the terms in contracts, and to pay in accordance with its contractual and legal obligations. The company's creditor days at 31 March 2006 were 13 days.

Directors' responsibilities

The directors are required by company law (Northern Ireland) to prepare Accounts for each financial year which give a true and fair view of the state of affairs of the company as at the end of the financial year and of the profit or loss of the company for the year.

CRE Energy Limited

Directors' Report—(Continued)

The directors confirm that suitable accounting policies have been used and applied consistently and that reasonable and prudent judgements and estimates have been made in the preparation of the Accounts for the year ended 31 March 2006. The directors also confirm that applicable accounting standards have been followed and that the Accounts have been prepared on the going concern basis.

The directors are responsible for maintaining proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies (Northern Ireland) Order 1986. They are also responsible for maintaining sufficient internal controls to safeguard the assets of the company and to prevent and detect fraud of any other irregularities.

Each of the directors in office as at the date of this Directors' Report and Accounts confirms that:

- So far as he is aware, there is no relevant audit information of which the company's auditors are unaware; and
- he has taken all the steps that he ought to have taken as a director in order to make himself aware of any relevant audit information and to establish that the company's auditors are aware of that information.

Auditors

The company has elected, pursuant to provisions within the Companies (Northern Ireland) Order 1986, to dispense with the following obligations:

- to lay accounts and reports before general meetings;
- to hold annual general meetings; and
- to appoint auditors annually.

During the year, ScottishPower Plc, the company's ultimate parent company, carried out a competitive tender in relation to the provision of audit services. Following the outcome of this exercise, the Board of Scottish Power plc, on recommendation of the Audit Committee of ScottishPower Plc, sought shareholder approval at the Annual General Meeting of Scottish Power plc to appoint Deloitte & Touch LLP in place of the retiring auditors, PricewaterhouseCoopers LLP. This approval was obtained and the directors of CRE Energy Limited will propose the appointment of Deloitte & Touche LLP as auditors of the company for the year ending 31 March 2007.

By Order of the Board

Rona Gregg
Secretary
8 December 2006

CRE ENERGY Limited

Accounting Policies & Definitions

Definitions

Revenue cost definitions

Cost of sales

Cost of sales reflects the direct costs of the generation of electricity.

Administrative expenses

Administrative expenses include the indirect costs of the business and the costs of centralised services provided by Scottish Power UK plc.

Other definitions

Company

CRE Energy Limited

Joint ventures

Joint ventures are entities in which the company holds a long-term interest and shares control with another company.

ScottishPower

Scottish Power plc.

Ultimate parent company

Scottish Power plc.

Accounting Policies

Basis of accounting

The Accounts have been prepared under the historical cost convention, and in accordance with applicable accounting standards in the UK and comply with the requirements of the Companies (Northern Ireland) Order 1986.

Cash flow statement

The company is exempt from including a statement of cash flows in its Accounts as it is a wholly owned subsidiary of ScottishPower, which has included a consolidated statement of cash flows in its consolidated Accounts.

Use of estimates

The preparation of Accounts in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Accounts and the reported amount of revenues and expenses during the reporting year. Actual results can differ from those estimates.

Turnover

Turnover, which excludes Value Added Tax and trade discounts, represents the invoiced value of electricity generated, Renewable Obligation Certificates, Levy Exemption Certificates, and accrued income. Accrued income represents the sales value of energy which is yet to be invoiced and is based on the value of units supplied. Units are determined by energy volumes recorded on the windfarm meters and industry-wide trading and settlement systems.

Interest

Interest on the funding attributable to major capital projects is capitalised gross of tax relief during the period of construction and written off as part of the total cost over the operational life of the asset. All other interest payable and receivable is recognized in the profit and loss account as it is incurred.

Taxation

Where required, and in accordance with Financial Reporting Standard ("FRS") 19 'Deferred tax', full provision is made for deferred tax on a non-discounted basis.

Tangible fixed assets

Tangible fixed assets are stated at cost or valuation and are generally depreciated on the straight-line method over their estimated operational lives. Tangible fixed assets include capitalised employee, interest and other costs which are directly attributable to construction of fixed assets. Land is not depreciated. The main depreciation periods used by the company are as set out below.

	Years
Buildings	20
Plant and machinery	20

The carrying values of tangible fixed assets are reviewed for impairment in periods if events or changes in circumstances indicate the carrying value may not be recoverable. Impairment losses are recognised in the year in which they are identified.

Decommissioning costs

Provision is made for the estimated decommissioning costs at the end of the producing lives of the company's windfarms on a discounted basis. Capitalised decommissioning costs are depreciated over the useful lives of the related assets. The unwinding of the discount is included within net interest and similar charges.

Leased assets

Rentals payable under operating leases are charged to the profit and loss account on a straight-line basis over the term of the lease.

Grants and contributions

Capital grants and customer contributions in respect of additions to fixed assets are treated as deferred income and released to the profit and loss account on a straight-line basis over the estimated operational lives of the related assets.

Foreign currencies

Transactions in foreign currencies are recorded at the rate ruling at the date of transaction. At the year end, monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date or where applicable, at the hedged contracted rate. Any gain or loss arising on the restatement of such balances is taken to the profit and loss account.

CRE Energy Limited

Profit and Loss Account
for the year ended 31 March 2006

	Notes	2006	2005
		£'000	£'000
Turnover		**29,062**	21,783
Cost of sales		**(11,980)**	(7,103)
Gross profit		**17,082**	14,680
Administrative expenses		**(2,521)**	(1,334)
Operating profit	1	**14,561**	13,346
Net interest and similar charges	3	**(1,645)**	(2,648)
Profit on ordinary activities before taxation		**12,916**	10,698
Taxation	4	**(3,875)**	(3,212)
Profit for the year	14	**9,041**	7,486

The above results relate to continuing operations.

A statement of total recognised gains and losses and a note of historical cost profits and losses are not shown as all gains and losses for both years are recognised in the profit and loss account under the historical cost convention.

The Accounting Policies and Definitions on pages 4 and 5, together with the Notes on pages 8 to 12, form part of these Accounts.

CRE Energy Limited

Balance Sheet
as at 31 March 2006

	Notes	2006 £'000	2005 £'000
Fixed assets			
Tangible assets	5	202,918	156,596
Investments	6	—	—
Current assets			
Debtors	7	23,010	6,035
Short term bank and other deposits		2,528	—
		25,538	6,035
Creditors: amounts falling due within one year			
Loans and other borrowings	8	(159,117)	(96,520)
Other creditors	9	(8,581)	(23,457)
		(167,698)	(119,977)
Net current liabilities		(142,160)	(113,942)
Total assets less current liabilities		60,758	42,654
Provisions for liabilities and charges			
—Deferred tax	10	(26,672)	(18,982)
—Decommissioning	11	(4,673)	(3,184)
		(31,345)	(22,166)
Deferred Income	12	—	(116)
Net assets		29,413	20,372
Called up share capital	13,14	—	—
Profit and loss account	14	29,413	20,372
Equity shareholders' funds	14	29,413	20,372

The called up share capital of the company is £2 (2005: £2).

The Accounting Policies and Definitions on pages 4 and 5, together with the Notes on pages 8 to 12, form part of these Accounts.

Approved by the Board on 8 December 2006 and signed on its behalf by

Keith Anderson
Director

CRE Energy Limited

Notes to the Accounts
for the year ended 31 March 2006

1 Operating Profit

	2006 £'000	2005 £'000
Operating profit is stated after charging:		
Depreciation of tangible fixed assets	**7,821**	5,255
Hire of land and buildings—operating leases	**716**	531
Hire of other assets—operating leases	**5**	—

The audit fees of the company for both years, continue to be borne by the ultimate parent company, Scottish Power plc.

2 Employee information

The Company has no employees (2005: nil). The company employs the services of external contractors to operate and maintain the windfarms for which a charge is made and is included in administrative expenses.

3 Net interest and similar charges

	Note	2006 £'000	2005 £'000
Analysis of net interest and similar charges			
Interest payable on group loans		**4,555**	4,205
Total interest payable		**4,555**	4,205
Interest receivable on external funds		**(110)**	(250)
Total interest receivable		**(110)**	(250)
Capitalised interest		**(3,014)**	(1,687)
Net interest charge		**1,431**	2,268
Unwinding of discount on provisions	11	**214**	380
Net Interest and similar charges		**1,645**	2,648

4 Tax on profit on ordinary activities

	Note	2006 £'000	2005 £'000
Current tax:			
UK Corporation tax		**(3,815)**	(2,803)
Total current tax for year		**(3,815)**	(2,803)
Deferred tax:			
Origination and reversal of timing differences	10	**7,690**	6,015
Total deferred tax for year		**7,690**	6,015
Tax on profit on ordinary activities		**3,875**	3,212

The current tax credit for the year varied from the standard rate of UK corporation tax as follows:

	2006 £'000	2005 £'000
UK corporation tax at 30%	**3,875**	3,209
Permanent differences	**—**	3
Tax charge (current and deferred)	**3,875**	3,212
Effect of deferred tax	**(7,690)**	(6,015)
Current tax credit for the year	**(3,815)**	(2,803)

5 Tangible fixed assets

	Land and buildings £'000	Plant and machinery £'000	Total £'000
Cost:			
At 1 April 2005	**1,512**	181,753	183,265
Additions	**—**	54,143	54,143
At 31 March 2006	**1,512**	**235,896**	**237,408**
Depreciation:			
At 1 April 2005	**156**	26,513	26,669
Charge for the year	**24**	7,797	7,821
At 31 March 2006	**180**	**34,310**	**34,490**
Net book value:			
At 31 March 2006	**1,332**	**201,586**	**202,918**
At 1 April 2005	1,356	155,240	156,596

	Notes	2006 £'000	2005 £'000
Included in the cost of tangible fixed assets above are:			
Assets in the course of construction		**36,066**	74,055
Other assets not subject to depreciation	(a)	**1,181**	1,014
Capitalised interest	(b)	**4,701**	1,687

(a) Other assets not subject to depreciation are land. Land and buildings held by the company are predominantly freehold.

(b) Interest on the funding attributable to major capital projects was capitalised during the year at a rate of 5.75% until 3 August 2005 and then 5.5% for the remainder of the year (2005: 6%).

6 Fixed asset investments

Shares in subsidiary undertaking, joint venture and other investments

The principal holdings of the company are as set out below:

Joint venture	Class of share capital	Place of incorporation or registration	Proportion of shares held %	Activity
Morecambe Wind Ltd	Ordinary shares of £1 each	England and Wales	33.3	Wind powered electricity generation

The cost of the investment in Morecambe Wind Limited is £1 (2005: £nil).

7 Debtors

	2006 £'000	2005 £'000
Amounts falling due within one year:		
Trade debtors	**11**	222
Prepayments and accrued income	**829**	720
Amounts owed by group undertakings	**3,431**	2,683
Loans owed by group undertakings	**17,210**	—
VAT recoverable	**263**	1,723
Group tax relief	**1,266**	687
	23,010	6,035

8 Loans and other borrowings

	2006	2005
	£'000	£'000
Bank overdraft	—	14,167
Loans owed to group undertakings	**159,117**	82,353
	159,117	96,520

The amounts owed to group undertakings are repayable on demand. Interest is calculated at a rate of 1% above the Royal Bank of Scotland plc's Base rate.

9 Other creditors

	2006	2005
	£'000	£'000
Amounts falling due within one year:		
Amounts due to group undertakings	**1,761**	866
Trade creditors	**1,642**	2,016
Accrued expenses	**5,178**	20,575
	8,581	23,457

10 Provision for liabilities and charges—Deferred tax

	Note	2006	2005
		£'000	£'000
Deferred tax is provided in the accounts as follows:			
Accelerated capital allowances		**26,672**	18,982

	Note	2006
		£'000
Deferred tax provided at 1 April 2005		18,982
Charged to profit and loss account	4	7,690
Deferred tax provided at 31 March 2006		26,672

11 Provisions for liabilities and charges—Other provisions

	At 1 April 2005	New provisions	Unwinding of discount (Note 3)	At 31 March 2006
	£'000	£'000	£'000	£'000
Decommissioning costs	3,184	1,275	214	**4,673**

The new provisions relate to the Black Law wind farm, which was placed into service in July 2005. The decommissioning of the wind farms is expected to occur over the period between 2015 and 2027.

12 Deferred Income

	At 1 April 2005	Released to profit and loss account	At 31 March 2006
	£'000	£'000	£'000
Grants and Contributions	116	**(116)**	—

13 Share capital

	2006	2005
	£	£
Authorised:		
100 (2005: 100) ordinary shares of £1 each	100	100
Allotted, called up and fully paid:		
2 (2005: 2) ordinary shares of £1 each	2	2

14 Analysis of movements in shareholders' funds

	Share Capital	Profit and loss account	Total
	£'000	£'000	£'000
At 1 April 2005	—	20,372	20,372
Profit for the year	—	9,041	9,041
At 31 March 2006	—	**29,413**	**29,413**

15 Forward foreign exchange contracts

The company enters into forward foreign exchange contracts to hedge the cash flow risk relating to the value of forecast purchases which are denominated in foreign currencies. The risk being hedged relates to changes in the foreign exchange rate of the forecast purchase price. The fair value of these forward contracts at 31 March 2006 is a net asset of £120,848 (2005: net liability of £445,218).

16 Financial commitments

(a) Analysis of annual commitments under operating leases

	2006	2005
	£'000	£'000
Leases of land and buildings expiring:		
More than five years	636	837
	636	837

(b) Capital commitments

	2006	2005
	£'000	£'000
Contracted but not provided	15,354	22,007

17 Directors' emoluments

None of the directors received any remuneration from the company in respect of their services to the company.

18 Related party transactions

ScottishPower plc has ultimate control over the company. The Company has taken an exemption, as allowed by Financial Reporting Standard 8, 'Related Party Disclosures', not to disclose related party transactions with other group companies as the ultimate parent company publishes full statutory consolidated Accounts.

19 Ultimate parent company

The directors regard ScottishPower plc as the ultimate parent company, which is also the parent company of the largest group in which the results of the company are consolidated. The parent company of the smallest group in which the results of the company are consolidated is Scottish Power UK plc. Copies of both companies' consolidated Accounts can be obtained from The Secretary, Scottish Power plc, 1 Atlantic Quay, Glasgow, G2 8SP.

CRE Energy Limited

Independent Auditors' Report
To the members of CRE Energy Limited

We have audited the financial statements of CRE Energy Limited for the year ended 31 March 2006 which comprise the Accounting Policies and Definitions, the Profit and Loss Account, the Balance Sheet and the related notes. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of directors and auditors

As described in the Statement of Directors' Responsibilities the company's directors are responsible for the preparation of the financial statements in accordance with applicable Northern Ireland law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Article 243 of the Companies (Northern Ireland) Order 1986 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies (Northern Ireland) Order 1986. We report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. We also report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to given reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 March 2006 and of its profit for the year then ended:
- the financial statements have been properly prepared in accordance with the Companies (Northern Ireland) Order 1986; and
- the information given in the Directors' Report is consistent with the financial statements.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Glasgow
8 December 2006

CRE Energy Limited

Directors' Report and Accounts
for the year ended 31 March 2005

Registered No. NI028425

CRE Energy Limited

Directors' Report and Accounts
for the year ended 31 March 2005

Contents

CRE Energy Limited

Report of the Directors

The directors present their report and audited Accounts for the year ended 31 March 2005.

Activities and review

The principal activity of CRE Energy Limited is the construction and operation of wind powered electricity generation.

Review of business and future developments

During the year the company continued to operate wind farm sites in Scotland, Northern Ireland and Republic of Ireland. Both the level of operations and the financial position at the year end were satisfactory, and the directors expect that the present profitable operations will be maintained for the foreseeable future.

Results and dividend

The profit of the company for the year amounted to £7,486,000 (2004: £3,618,000). The directors recommend that no dividend be paid in respect of the year ended 31 March 2005 (2004: £nil), and that the retained profit for the year be transferred to reserves.

The company has net current liabilities of £113,942,000 at 31 March 2005 (2004: £68,377,000), which includes a loan due to parent undertakings of £82,353,000 (2004: £64,866,000). The directors consider that sufficient funding will be made available to the company by its ultimate parent company to continue operations and to meet liabilities as they fall due.

Directors and their interests

The directors who held office during the year were as follows:

Alan Bryce
Susan Reilly

Neither of the directors who held office at the end of the financial year had any disclosable interests in the shares of the company.

As permitted by Statutory Rule 1987 No 208 in the Companies (Disclosures of Directors Interests) (Exceptions) Regulations (Northern Ireland) 1987, the Register of Directors' Interests maintained pursuant to Section 325 of the Companies Act 1985 does not contain the interests of directors who are also directors of a company of which CRE Energy Limited is a wholly owned subsidiary. Accordingly, the interests of the directors in the shares of Scottish Power plc are disclosed in the Directors' Report & Accounts for the year ended 31 March 2005 of the following companies:

Alan Bryce	ScottishPower Generation Limited
Susan Reilly	Beaufort Energy Limited

Susan Reilly resigned as a director on 23 June 2005 and was subsequently replaced by Keith Anderson on the same date. Roger Seshan was appointed as a director on 19 July 2005.

Creditor payment policy and practice

The company's current policy and practice concerning the payment of its trade creditors is to follow the Better Payment Practice Code to which it is signatory. Copies of the code may be obtained from the Department of Trade and Industry or from the website www.payontime.co.uk.

The company's policy and practice is to settle terms of payment when agreeing the terms of the transaction, to include the terms in contracts, and to pay in accordance with its contractual and legal obligations. The company's creditor days at 31 March 2005 were 27 days.

Directors' responsibilities

The directors are required by company law (Northern Ireland) to prepare Accounts for each financial year which give a true and fair view of the state of affairs of the company as at the end of the financial year and of the profit or loss of the company for the period.

The directors confirm that suitable accounting policies have been used and applied consistently and that reasonable and prudent judgements and estimates have been made in the preparation of the Accounts for the year ended 31 March 2005. The directors also confirm that applicable accounting standards have been followed and that the Accounts have been prepared on the going concern basis.

The directors are responsible for maintaining proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies (Northern Ireland) Order 1986. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud or any other irregularities.

Auditors

The company has elected, pursuant to provisions within the Companies (Northern Ireland) Order 1986, to dispense with the following obligations:

- to lay accounts and reports before general meetings;
- to hold annual general meetings; and
- to appoint auditors annually.

On Behalf of the Board

Alan Bryce
Director
28 October 2005

CRE Energy Limited

Accounting Policies and Definitions

Definitions

Turnover

Turnover, which excludes Value Added Tax and trade discounts, represents the invoiced value of electricity generated and accrued income. Accrued income represents the sales value of energy which is yet to be invoiced and is based on the value of units supplied. Units are determined by energy volumes recorded on the windfarm meters and industry-wide trading and settlement systems.

Cost of sales

Cost of sales reflects the direct costs of the generation of electricity.

Administrative expenses

Administrative expenses include the indirect costs of the business and the costs of centralised services provided by Scottish Power UK plc.

Accounting Policies

Basis of accounting

The Accounts have been prepared on the going concern basis, under the historical cost convention, and in accordance with applicable accounting standards in the UK and the Companies (Northern Ireland) Order 1986.

Statement of cash flows

The company is exempt from including a statement of cash flows in its Accounts as it is a wholly owned subsidiary of Scottish Power plc, which has included a consolidated statement of cash flows in its consolidated Accounts.

Interest

Interest on the funding attributable to major capital projects is capitalised gross of tax relief during the period of construction and written off as part of the total cost over the operational life of the asset. All other interest payable and receivable is reflected in the profit and loss account as it arises.

Taxation

Where required and in accordance with the Financial Reporting Standard 19 'Deferred Tax', full provision is made for deferred tax on a non-discounted basis.

Tangible fixed assets

Tangible fixed assets are stated at cost and are depreciated on a straight-line basis over their estimated operational lives. Tangible fixed assets include capitalised interest and other costs which are directly attributable to construction of fixed assets. Land is not depreciated. The main depreciation periods used by the company are as set out below:

	Years
Buildings	20
Plant and Machinery	20

The carrying values of tangible fixed assets are reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable. Impairment losses are recognised in the period in which they are identified.

Decommissioning costs

Provision is made for the estimated decommissioning costs at the end of the producing lives of the company's windfarms on a discounted basis. Capitalised decommissioning costs are depreciated over the useful lives of the related assets. The unwinding of the discount is included within net interest and similar charges.

Foreign currencies

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. At the year end, monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date or, where applicable, at the hedged contracted rate. Any gain or loss arising on the restatement of such balances is taken to the profit and loss account.

Grants and contributions

Capital grants and customer contributions in respect of additions to fixed assets are treated as deferred income and released to the profit and loss account on a straight line basis over the estimated operational lives of the related assets.

CRE Energy Limited

Profit and Loss Account
for the year ended 31 March 2005

	Notes	2005	2004
		£'000	£'000
Turnover	1	**21,783**	15,051
Cost of sales		**(7,103)**	(5,118)
Gross profit		**14,680**	9,933
Administrative expenses		**(1,334)**	(1,362)
Other operating income		**—**	97
Operating profit	2	**13,346**	8,668
Net interest and similar charges	4	**(2,648)**	(3,499)
Profit on ordinary activities before taxation		**10,698**	5,169
Taxation	5	**(3,212)**	(1,551)
Profit retained	14	**7,486**	3,618

The above results relate to continuing operations.

A statement of total recognised gains and losses and a reconciliation to historical cost profits and losses are not shown, as all gains and losses for both years are recognised in the profit and loss account, under the historical cost convention.

The Accounting Policies and Definitions on pages 3 and 4, together with the Notes on pages 7 to 11, form part of these Accounts.

CRE Energy Limited

Balance Sheet
as at 31 March 2005

	Notes	2005 £'000	2004 £'000
Fixed assets			
Tangible assets	6	**156,596**	96,485
Current assets			
Debtors	7	**6,035**	3,325
Short term bank and other deposits		**—**	1,451
		6,035	4,776
Creditors: amounts falling due within one year			
Loans and other borrowings	8	**(96,520)**	(64,866)
Other creditors	9	**(23,457)**	(8,287)
		(119,977)	(73,153)
Net current liabilities		**(113,942)**	(68,377)
Total assets less current liabilities		**42,654**	28,108
Provisions for liabilities and charges			
—Deferred tax	10	**(18,982)**	(12,967)
—Decommissioning	11	**(3,184)**	(2,255)
		(22,166)	(15,222)
Deferred Income	12	**(116)**	—
Net assets		**20,372**	12,886
Called up share capital	13,14	**—**	—
Profit and loss account	14	**20,372**	12,886
Equity shareholders' funds	14	**20,372**	12,886

The called up share capital of the company is £2 (2004: £2).

The Accounting Policies and Definitions on pages 3 and 4, together with the Notes on pages 7 to 11, form part of these Accounts.

Approved by the Board on 28 October 2005 and signed on its behalf by

Alan A. Bryce

Alan Bryce
Director

CRE Energy Limited

Notes to the Accounts
for the year ended 31 March 2005

1 Turnover

Turnover consists entirely of sales made in the United Kingdom and the Republic of Ireland exclusive of Value Added Tax.

2 Operating profit

	2005 £'000	2004 £'000
Operating profit is stated after charging:		
Depreciation of tangible fixed assets	**5,255**	4,210

The audit fees of the company for both years, continue to be borne by the ultimate parent company, Scottish Power plc.

3 Employee information

The company has no employees (2004: nil). The company employs the services of external contractors to operate and maintain the windfarms for which a charge is made and is included in administrative expenses.

4 Net interest and similar charges

	Note	2005 £'000	2004 £'000
Analysis of net interest and similar charges			
Interest payable to other group companies		**4,205**	3,319
Less: capitalised interest		**(1,687)**	—
Total interest payable		**2,518**	3,319
Interest receivable—external		**(250)**	—
Net interest charge		**2,268**	3,319
Unwinding of discount on provisions	11	**380**	180
Net interest and similar charges		**2,648**	3,499

5 Tax on profit on ordinary activities

	Note	2005 £'000	2004 £'000
Current tax:			
UK corporation tax		**(2,803)**	(784)
Deferred tax:			
Origination and reversal of timing differences	10	**6,015**	2,335
Tax on profit on ordinary activities		**3,212**	1,551

Factors affecting tax charge for year

The current tax credit for the year varied from the standard rate of UK corporation tax as follows:

	2005 £'000	2004 £'000
UK corporation tax at 30% on profits of the year	**3,209**	1,551
Permanent differences	**3**	—
Tax charge on ordinary activities	**3,212**	1,551
Effect of deferred tax	**(6,015)**	(2,335)
Current tax credit for year	**(2,803)**	(784)

6 Tangible fixed assets

	Land and buildings	Plant and machinery	Total
	£'000	£'000	£'000
Cost:			
At 1 April 2004	1,512	116,387	117,899
Additions	—	65,366	65,366
At 31 March 2005	**1,512**	**181,753**	**183,265**
Depreciation:			
At 1 April 2004	72	21,342	21,414
Charge for the year	84	5,171	5,255
At 31 March 2005	**156**	**26,513**	**26,669**
Net book value:			
At 31 March 2005	**1,356**	**155,240**	**156,596**
At 31 March 2004	1,440	95,045	96,485

Assets not subject to depreciation are land. Land and buildings held by the company are predominately freehold.

Included in plant and machinery are £74.1 million (2004: £31 million) of assets under construction which will not be depreciated until construction is complete.

The amount of interest capitalised in the year to 31 March 2005 was £1,687,000 (2004: £nil). The aggregate value of capitalised interest included in the cost of tangible fixed assets above is £1,687,000. The interest rate used in the capitalisation was 6% at the time of the transaction.

7 Debtors

	2005	2004
	£'000	£'000
Amounts falling due within one year:		
Amounts owed by group undertakings	**2,683**	2,123
Trade debtors	**222**	—
Group tax relief	**687**	—
VAT recoverable	**1,723**	292
Prepayments and accrued income	**720**	910
	6,035	3,325

8 Loans and other borrowings

	2005	2004
	£'000	£'000
Bank overdraft	**14,167**	—
Loans owed to group undertakings	**82,353**	64,866
	96,520	64,866

All borrowings are unsecured.

Repayments fall due as follows:

	2005	2004
Within one year, or on demand	**96,520**	64,866
	96,520	64,866

Loan amounts owed at 31 March 2005 are represented by an £82.4 million loan that is repayable on demand at the Royal Bank of Scotland base rate +1%. Loan amounts owed at 31 March 2004 are represented by a £39.9 million loan that is repayable on demand at the Royal Bank of Scotland base rate +1% and an open credit facility of £25 million at a fixed rate of 7.25%, repaid in instalments.

9 Other creditors

	2005	2004
	£'000	£'000
Amounts falling due within one year:		
Amounts owed to group undertakings	**866**	746
Trade creditors	**2,016**	635
Corporation tax	**—**	913
Accrued expenses	**20,575**	5,993
	23,457	8,287

10 Provision for liabilities and charges—Deferred tax

	Note	2005	2004
		£'000	£'000
Accelerated capital allowances		**18,982**	12,967

	Note	2005
		£'000
At 1 April 2004		**12,967**
Charged to profit and loss account	5	**6,015**
At 31 March 2005		**18,982**

11 Provisions for liabilities and charges—Decommissioning

	Note	2005	2004
		£'000	£'000
At 1 April		**2,255**	2,075
New provisions		**549**	—
Unwind of discount	4	**380**	180
At 31 March		**3,184**	2,255

The new provisions relate to the Cruach Mhor wind farm, which was placed into service in March 2004. The decommissioning of the wind farms is expected to occur over the period between 2015 and 2024.

12 Deferred Income

	At 1 April 2004	Receivable during the year	At 31 March 2005
	£'000	£'000	£'000
Capital contributions	**—**	**116**	**116**

13 Share capital

	2005	2004
	£	£
Authorised:		
100 (2004: 100) ordinary shares of £1 each	**100**	100
Allotted, called up and fully paid:		
2 (2004: 2) ordinary shares of £1 each	**2**	2

14 Analysis of movements in equity shareholders' funds

	Share capital	Profit and loss account	2005 Total	2004 Total
	£'000	£'000	£'000	£'000
At 1 April	—	12,886	12,886	9,268
Profit retained for the year	—	7,486	7,486	3,618
At 31 March	—	**20,372**	**20,372**	**12,886**

15 Financial commitments

	2005	2004
	£'000	£'000
Capital commitments		
Contracted but not provided	22,007	1,408

16 Directors' emoluments

None of the directors received any remuneration from the company in respect of their services to the company.

17 Related party transactions

Scottish Power plc has ultimate control over the company. The company has taken an exemption, as allowed by Financial Reporting Standard 8, 'Related Party Disclosures', not to disclose related party transactions with other group companies as the ultimate parent company publishes full statutory consolidated Accounts.

18 Ultimate parent company

The directors regard Scottish Power plc as the ultimate parent company, which is also the parent company of the largest group in which the results of the company are consolidated. The parent company of the smallest group in which the results of the company are consolidated is Scottish Power UK plc. Copies of both companies' consolidated Accounts can be obtained from The Secretary, Scottish Power plc, 1 Atlantic Quay, Glasgow, G2 8SP.

Independent Auditors' Report
to the members of CRE Energy Limited

We have audited the Accounts on pages 3 to 11 which have been prepared under the historical cost convention and the accounting policies set out on pages 3 and 4.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Directors' Report and Accounts in accordance with applicable Northern Ireland law and United Kingdom accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with the relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Article 243 of the Companies (Northern Ireland) Order 1986 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies (Northern Ireland) Order 1986. We also report to you if, in our opinion, the Report of Directors is not consistent with the Accounts, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Directors' Report and Accounts and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Accounts. The other information comprises the Report of the Directors.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Accounts, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Accounts.

Opinion

In our opinion the Accounts give a true and fair view of the state of the company's affairs at 31 March 2005 and of its profit for the year then ended and have been properly prepared in accordance with the Companies (Northern Ireland) Order 1986.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Glasgow
28 October 2005

CHFP041

DCA

For a company limited by shares which is not a subsidiary and where the only transaction is the issue of subscriber shares

Company Number 5294242

Company Name in full Morecambe Wind Limited

Balance Sheet as at 30/11/2005

	Current Year 2005	Previous Year
Called up Share Capital not paid	£ 0	
Cash at Bank and in Hand	£3.00	
NET ASSETS	£3.00	£
Authorised share capital: 100 ordinary shares of £1.00 each		
Issued share capital: 3 ordinary shares of £1.00 each		
SHAREHOLDERS' FUNDS	£3.00	£

Notes:

1. During the year the company allotted 3 ordinary shares with an aggregate nominal value of £3.00, the consideration received by the company was £3.00
2. During the year the company acted as an agent for a person—If this applies please tick the box ☐

Statements:

(a) For the year ended 30/11/2005 (date) the company was entitled to exemption under section 249AA(1) of the Companies Act 1985.

(b) Members have not required the company to obtain an audit in accordance with section 249B(2) of the Companies Act 1985.

(c) The director(s) acknowledge(s) responsibility for:

i. ensuring the company keeps accounting records which comply with section 221, and

ii. preparing accounts which give a true and fair view of the state of affairs of the company as at the end of the financial year, and of its profit and loss for the financial year, in accordance with the requirements of section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

These accounts were approved by the Board of Directors

on 31st July 2006
and signed on their behalf by: Minoru Saito
Director(s)

You do not have to give any contact information in the box below but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact details:

Shepherd+ Wedderburn
Saltire Court
20 Castle Terrace
Edinburgh EH1 2ET
☎ 0131 228 9900

March 2006

WIND RESOURCES LIMITED
AND SUBSIDIARY UNDERTAKINGS

ANNUAL REPORT AND FINANCIAL STATEMENTS

For the year ended 31 March 2007

Contents

Director's report
For the year ended 31 March 2007

The directors present their annual report and the audited financial statements of Wind Resources Limited (the 'Company') together with its subsidiaries (the 'Group') for the year ended 31 March 2007.

Principal activity and business review

The principal activity of the Group is to invest in electricity generation using wind power.

Wind Resources Limited owns two companies, Carland Cross Limited and Coal Clough Limited. Carland Cross Limited operates a windfarm consisting of fifteen Vestas wind turbines, near Mitchell in Cornwall. Coal Clough Limited operates a windfarm consisting of twenty four Vestas wind turbines, near Burnley in Lancashire.

Capital investment and future developments

The Group will continue to manage and maximize its investments in renewable energy generation.

Profit and dividend

The Group profit for the year before taxation amounted to £1,657,200 (2006: £1,046,400) and £1,160,200 (2006: £729,400) after taxation. The directors paid a dividend for the year of £1,410,000 (2006: £880,000).

Directors

The directors who served throughout the year were:

Samuel Robert James Anderson	alternate to David Neil Morrison
Stephen John Tivadar Balint	
Christopher David Sweatman	alternate to Stephen John Tivadar Balint
Tariq Masood	
David Neil Morrison	

None of the directors were materially interested in any contract of significance in relation to the Group's business.

Statement of disclosure to auditors

In the case of each of the persons who were directors at the time when the report is approved under Section 234A the following applies

(a) so far as the directors are aware, there is no relevant audit information of which the Company's auditors are unaware, and

(b) the directors have taken all the steps that they ought to have taken as director in order to make themselves aware of any relevant audit information and to establish that the company's auditors are aware of this information.

Auditors

In accordance with section 385 of the Companies Act 1985 a resolution for the reappointment of PKF (UK) LLP will be proposed at the forthcoming annual general meeting.

By Order of the Board

T Masood
Director

5 July 2007

Statement of directors' responsibilities

The directors are responsible for preparing the annual report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The financial statements are required to give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing these financial statements the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent auditors' report
to the members of Wind Resources Limited

We have audited the group and parent company financial statements ('the financial statements') of Wind Resources Limited for the year ended 31 March 2007 which comprise the group profit and loss account, the group and company balance sheets, the group cash flow statement and the related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable law and United Kingdom accounting standards ('United Kingdom Generally Accepted Accounting Practice') are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with the relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our whether in our opinion the information given in the directors' report is consistent with the financial statements.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not discounted.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards of Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the group's and the parent company's affairs as at 31 March 2007 and of the groups profit for the year then ended;
- the financial statements have been prepared in accordance with the Companies Act 1985; and
- the information given in the directors' report is consistent with the financial statements.

PKF (UK) LLP

PKF (UK) LLP
Registered Auditors
Bristol
United Kingdom

9 July 2007

Group profit and loss account
For the year ended 31 March 2007

	Notes	2007	2006
		£'000	£'000
Turnover	2	**3,050.2**	2,517.9
Operating expenses	3	**(1,489.4)**	(1,527.3)
Operating profit		**1,560.8**	990.6
Interest receivable	5	**96.4**	55.8
Profit on ordinary activities before tax		**1,657.2**	1,046.4
Tax on profit on ordinary activities	6	**(497.0)**	(317.0)
Profit on ordinary activities after tax	15	**1,160.2**	729.4

As permitted by Section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account.

There are no recognised gains and losses other than the profits shown above. All amounts relate to continuing operations.

Details of dividends paid are given in note 7.

The accompanying notes are an integral part of these financial statements.

Balance sheets
As at 31 March 2007

	Notes	Group 2007 £'000	Group 2006 £'000	Company 2007 £'000	Company 2006 £'000
Fixed assets					
Tangible assets	8	5,003.5	5,884.7	—	—
Investments	9	—	—	3,853.2	3,853.2
		5,003.5	5,884.7	**3,853.2**	3,853.2
Current assets					
Stock	10	10.1	10.1	—	—
Debtors	11	1,376.3	1,000.7	—	—
Cash at bank		**1,403.1**	1,210.6	**15.0**	14.9
		2,789.5	2,221.4	**15.0**	14.9
Creditors					
Amounts falling due within one year	12	(728.5)	(562.5)	—	—
Net current assets		**2,061.0**	1,658.9	**15.0**	14.9
Total assets less current liabilities		**7,064.5**	7,543.6	**3,868.2**	3,868.1
Provisions for liabilities and charges					
Deferred tax	13	(1,325.3)	(1,554.6)	—	—
Net assets		**5,739.2**	5,989.0	**3,868.2**	3,868.1
Capital and reserves					
Called up share capital	14	3,863.2	3,863.2	3,863.2	3,863.2
Profit and loss account	15	1,876.0	2,125.8	5.0	4.9
Equity shareholders' funds	16	**5,739.2**	5,989.0	**3,868.2**	3,868.1

The accompanying notes are an integral part of these financial statements.

The financial statements on pages 4 to 13 were approved and authorized for issue by the Board of Directors on 5 July 2007 and were signed on its behalf by :

T Masood
Director

Group cash flow statement
For the year ended 31 March 2007

	Notes	2007 £'000	2006 £'000
Net cash inflow from operating activities	17	**2,030.4**	1,606.9
Returns on investments and servicing of finance	18	**96.4**	55.8
Taxation		**(516.8)**	(464.1)
Capital expenditure	19	**(7.5)**	(7.5)
Equity dividends paid		**(1,410.0)**	(880.0)
Increase in cash in year		**192.5**	311.1

Reconciliation of net cash flow to movement in net funds

	Notes	2007 £'000	2006 £'000
Increase in cash in year		**192.5**	317.3
Net funds at 1 April		**1,210.6**	893.3
Net funds at 31 March	20	**1,403.1**	1,210.6

The accompanying notes are an integral part of these financial statements.

Notes to the financial statements
For the year ended 31 March 2007

1 Accounting policies

The principal accounting policies are summarised below.

Basis of preparation

The financial statements have been prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable accounting standards. They have been prepared under United Kingdom Generally Accepted Accounting Practice ("UK GAAP"). Accounting policies have been applied consistently throughout the year and the preceding year except where changes have been made to previous policies on adoption of new accounting standards.

Consolidation

The Group financial statements consolidate the financial statements of Wind Resources Limited and its subsidiary undertakings for the year ended 31 March 2007. The consolidated financial statements have been prepared on the acquisition basis.

Turnover

Turnover is stated net of value added tax (see Note 2).

Leases

Operating lease rentals are charged to the profit and loss account in relation to the total number of units generated (see Note 21).

Tangible fixed assets

Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment.

Depreciation

The charge for depreciation is calculated to write off assets over their estimated useful economic lives taking into account anticipated residual values. The lives of depreciable plant and machinery generation assets are all 20 years.

Stock

Stocks are valued at the lower of cost and net realisable value.

Investments

Fixed asset investments are shown at cost less provision for impairment.

Taxation

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Company's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in years different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the years in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and liabilities are not discounted.

2 Turnover

Turnover represents sales of electricity products to Npower Limited under a power sales agreement. The electricity products comprise sale of energy, levy exemption certificates, triad benefits and renewable obligation certificates. The prices are agreed in advance and stated in the power sales agreement. The Climate Change Levy allows the Company to receive a proportion of the exempting benefit available to Npower Limited as a consequence of wind energy being exempt from the Levy.

From 1 April 2002, the Government introduced the Renewables Obligation. Generation of electricity from wind energy is eligible under the Renewables Obligation. Renewable Obligation certificates are obtained and sold under a power purchase agreement, yielding additional income for the Group which was not previously available. The Group operates wholly within the United Kingdom.

3 Operating expenses

The directors consider that the nature of the business is such that the analysis of expenses shown below is more informative than that set out in the Companies Act 1985 formats.

	2007	2006
	£'000	£'000
Operating and maintenance costs	**478.8**	516.2
Operating lease rental-land and buildings	**56.6**	42.9
Administration	**27.2**	27.2
Depreciation	**888.7**	888.6
Rates	**33.8**	33.0
Fees	**1.0**	16.2
Audit fees	**3.3**	3.2
	1,489.4	1,527.3

4 Directors and employees

No director received any emoluments from the Group during the year (2006: £nil).

The Group had no employees during the current or the prior year.

5 Interest receivable

	2007	2006
	£'000	£'000
Bank interest receivable	**96.4**	55.8

6 Tax on profit on ordinary activities

a) Analysis of tax charge in the year

	2007 £'000	2006 £'000
Current tax:		
UK corporation tax on profits for the year	**726.3**	534.9
Total current tax (Note 6(b))	**726.3**	534.9
Deferred tax (Note 13):		
Origination and reversal of timing differences	**(229.2)**	(220.9)
Adjustment in respect of prior years	**(0.1)**	3.0
Total deferred tax	**(229.3)**	(217.9)
Tax on profit on ordinary activities	**497.0**	317.0

b) Factors affecting tax charge for the year

The tax assessed for the year is different to the standard rate of corporation tax in the UK(30%). The differences are explained below:

	2007 £'000	2006 £'000
Profit on ordinary activities before tax	**1,657.2**	1,046.4
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30% (2006: 30%)	**497.1**	313.9
Effects of:		
Capital allowances for the year less than depreciation	**229.2**	220.9
Current tax charge for the year (Note 6 (a))	**726.3**	534.8

7 Dividends

	2007 £'000	2006 £'000
Equity shares:		
Interim dividend paid of 36.50p (2006: 22.78p) per ordinary share	**1,410.0**	880.0

8 Tangible fixed assets

	Plant and machinery £'000
Cost	
At 1 April 2006	17,773.3
Additions	7.5
At 31 March 2007	17,780.8
Depreciation	
At 1 April 2006	11,888.6
Charge for the year	888.7
At 31 March 2007	12,777.3
Net book value	
At 31 March 2007	**5,003.5**
At 31 March 2006	5,884.7

9 Investments

Shares in subsidiary undertakings

Name	Holding	Proportion	Cost
			£'000
Carland Cross Limited	Ordinary	100%	1,433.2
Coal Clough Limited	Ordinary	100%	2,420.0
At 31 March 2007 and 31 March 2006			**3,853.2**

Both companies are involved in the generation of renewable energy.

10 Stocks

	2007	2006
	£'000	£'000
Spare parts	**10.1**	10.1

11 Debtors

	2007	2006
	£'000	£'000
Trade debtors	**45.5**	63.5
Prepayments and accrued income	**1,252.8**	877.2
Other debtors	**78.0**	60.0
	1,376.3	1,000.7

The other debtors relate to a deposit given to Burnley Council by Coal Clough Limited in line with planning conditions, and a deposit held by a bank for Carland Cross Limited in line with planning conditions. They will become repayable at the end of the planning period, which is after more than one year from the balance sheet date.

12 Creditors

	2007	2006
	£'000	£'000
Corporation tax	**461.9**	252.4
Value added tax	**113.8**	109.0
Accruals and deferred income	**152.8**	201.1
	728.5	562.5

13 Provisions for liabilities and charges—deferred tax

	2007	2006
	£'000	£'000
Deferred taxation provided in respect of accelerated capital allowances at 30% (2006: 30%):		
At 1 April	**1,554.6**	1,772.5
Adjustment in respect of prior years	**(0.1)**	3.0
Credit for the year	**(229.2)**	(220.9)
At 31 March	**1,325.3**	1,554.6

14 Called up share capital

Group and Company

	2007 £'000	2006 £'000
Authorised:		
4,000,000 ordinary shares of £1 each (1,800,000 'A' shares, 1,800,000 'B' shares and 400,000 'C' shares)	**4,000.0**	4,000.0
Allotted, called up and fully paid:		
3,863,153 ordinary shares of £1 each (1,738,419 'A' shares, 1,738,419 'B' shares and 386,315 'C' shares)	**3,863.2**	3,863.2

15 Profit and loss account

	Group 2007 £'000	Group 2006 £'000	Company 2007 £'000	Company 2006 £'000
At 1 April	**2,125.8**	2,276.4	**4.9**	4.8
Profit for the year after tax	**1,160.2**	729.4	**0.1**	0.1
Dividends	**(1,410.0)**	(880.0)	**—**	—
At 31 March	**1,876.0**	2,125.8	**5.0**	4.9

16 Reconciliation of movements in equity shareholders' funds

	Group 2007 £'000	Group 2006 £'000	Company 2007 £'000	Company 2006 £'000
Profit for the financial year	**1,160.2**	729.4	**1,410.1**	880.1
Dividends	**(1,410.0)**	(880.0)	**(1,410.0)**	(880.0)
Movements in equity shareholders' funds	**(249.8)**	(150.6)	**0.1**	0.1
Opening equity shareholders' funds	**5,989.0**	6,139.6	**3,868.1**	3,868.0
Closing equity shareholders' funds	**5,739.2**	5,989.0	**3,868.2**	3,868.1

17 Reconciliation of operating profit to operating cash flows

	2007 £'000	2006 £'000
Operating profit	**1,560.8**	990.6
Depreciation	**888.7**	888.6
(Increase) in debtors	**(375.6)**	(276.9)
(Decrease)/Increase in creditors	**(43.5)**	4.6
Net cash flow from operating activities	**2,030.4**	1,606.9

18 Analysis of returns on investments and servicing of finance

	2007 £'000	2006 £'000
Returns on investments and servicing of finance:		
Interest received	96.4	55.8
Net cash inflow from returns on investments and servicing of finance	**96.4**	55.8

19 Analysis of capital expenditure

	2007	2006
	£'000	£'000
Capital expenditure:		
Purchase of tangible fixed assets	7.5	7.5
Net cash outflow from capital expenditure	7.5	7.5

20 Analysis of net funds

	At 1 April 2006	Cash flow	At 31 March 2007
	£'000	£'000	£'000
Cash at bank	1,210.6	192.5	**1,403.1**
Net Funds	1,210.6	192.5	**1,403.1**

21 Lease commitments

The subsidiary companies each have a lease on the land occupied by the wind turbines, under which they have an obligation to pay the landowners as rental on a half yearly and quarterly basis for Carland Cross Limited and Coal Clough Limited respectively, the greater of either a fixed contribution per turbine (Carland Cross Limited: £300 and Coal Clough Limited: £100) or 2% of income from total units generated. The lease for Carland Cross expires in September 2017 and lease for Coal Clough expires in July 2017.

22 Subsequent event

The Finance Bill 2007, which was regarded as substantially enacted on 26 June 2007, has introduced a reduction in the corporation tax rate from 30% to 28% from 1 April 2008 and the immediate withdrawal of balancing adjustments for assets where Industrial Buildings Allowances have been claimed. The effect of these changes is estimated to be a credit to the profit and loss account of £56k.

23 Shareholders and related party transactions

The shareholders of Wind Resources Limited at the balance sheet date were:

Avonbank Investments Limited	45%
Beaufort Energy Limited	45%
RES-Gen Limited	10%

Given that Wind Resources Limited is owned by a consortium, none of whose members own more than 45% of the issued share capital, the directors do not consider that there is a controlling party.

Western Power Generation Limited, an associate company of Avonbank Investments Limited, has contracts to provide management services to both Carland Cross Limited and Coal Clough Limited. During the year the Group was charged £27,200 (2006: £27,200) for management services under these contracts, and at 31 March 2007 the Group owed £6,800 to Western Power Generation Limited (2006: £6,800). Payments in future years are linked to movements in the retail price index.

Wind Resources Limited
Avonbank
Feeder Road
Bristol
BS2 0TB

Telephone: 0117 933 2000
Fax: 0117 933 2001

WIND RESOURCES LIMITED
AND SUBSIDIARY UNDERTAKINGS

ANNUAL REPORT AND FINANCIAL STATEMENTS

For the year ended 31 March 2006

Contents

Directors' report
For the year ended 31 March 2006

The directors present their annual report and the audited financial statements of Wind Resources Limited (the 'Company') together with its subsidiaries (the 'Group') for the year ended 31 March 2006.

Principal activity and business review

The principal activity of the Group is to invest in electricity generation using wind power.

Wind Resources Limited owns two companies, Carland Cross Limited and Coal Clough Limited. Carland Cross Limited operates a windfarm consisting of fifteen Vestas wind turbines, near Mitchell in Cornwall. Coal Clough Limited operates a windfarm consisting of twenty four Vestas wind turbines, near Burnley in Lancashire.

Capital investment and future developments

The Group will continue to manage and maximise its investments in renewable energy generation.

Profit and dividend

The Group profit for the year before taxation amounted to £1,046,400 (2005: £599,000) and £729,400 (2005: £424,100) after taxation. The directors paid a dividend for the year of £880,000 (2005: £1,890,000).

Directors

The directors who served throughout the year were:-

Samuel Robert James Anderson	alternate to David Neil Morrison
Stephen John Tivadar Balint	
Dominic Paul Keating	alternate to Stephen John Tivadar Balint (resigned 16 February 2006)
Tariq Masood	
David Neil Morrison	

On 16 February 2006 Dominic Paul Keating resigned and Chris Sweatman was appointed as alternate director to Stephen John Tivadar Balint.

At 31 March 2006 and throughout the year, no director had any interest in the shares of the Company or other group companies which required notification to the Company under Section 324 and registration by the Company under Section 325 of the Companies Act 1985.

None of the directors were materially interested in any contract of significance in relation to the Group's business.

Statement of disclosure to auditors

In the case of each of the persons who were directors at the time when the report is approved under Section 234A the following applies

(a) so far as the directors are aware, there is no relevant audit information of which the Company's auditors are unaware, and

(b) the directors have taken all the steps that they ought to have taken as director in order to make themselves aware of any relevant audit information and to establish that the company's auditors are aware of this information.

Auditors

In accordance with section 385 of the Companies Act 1985 a resolution for the reappointment of PKF (UK) LLP will be proposed at the forthcoming annual general meeting.

By Order of the Board

T Masood
Director

22 January 2007

Statement of directors' responsibilities

The directors are responsible for preparing the annual report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The financial statements are required to give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing these financial statements the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent auditors' report
to the members of Wind Resources Limited

We have audited the group and parent company financial statements ('the financial statements') of Wind Resources Limited for the year ended 31 March 2006 which comprise the group profit and loss account, the group and company balance sheets, the group cash flow statement and the related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable law and United Kingdom accounting standards ('United Kingdom Generally Accepted Accounting Practice') are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with the relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our whether in our opinion the information given in the directors' report is consistent with the financial statements.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not discounted.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards of Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the group's and the parent company's affairs as at 31 March 2006 and of the groups profit for the year then ended;
- the financial statements have been prepared in accordance with the Companies Act 1985; and
- the information given in the directors' report is consistent with the financial statements.

PKF (UK) LLP

PKF (UK) LLP
Registered Auditors
Bristol
United Kingdom

26 January 2007

Group profit and loss account
For the year ended 31 March 2006

	Notes	2006	2005
		£'000	£'000
Turnover	2	**2,517.9**	2,149.7
Operating expenses before exceptional item	3	**(1,527.3)**	(1,610.2)
Operating profit		**990.6**	539.5
Interest receivable	5	**55.8**	59.5
Profit on ordinary activities before tax		**1,046.4**	599.0
Tax on profit on ordinary activities	6	**(317.0)**	(174.9)
Profit on ordinary activities after tax	15	**729.4**	424.1

As permitted by Section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account.

There are no recognised gains and losses other than the profits shown above. All amounts relate to continuing operations.

Details of dividends paid are given in note 7.

The accompanying notes are an integral part of these financial statements.

Balance sheets
As at 31 March 2006

	Notes	Group 2006 £'000	Group 2005 £'000	Company 2006 £'000	Company 2005 £'000
Fixed assets					
Tangible assets	8	**5,884.7**	6,772.0	**—**	—
Investments	9	**—**	—	**3,853.2**	3,853.2
		5,884.7	6,772.0	**3,853.2**	3,853.2
Current assets					
Stock	10	**10.1**	10.1	**—**	—
Debtors	11	**1,000.7**	723.8	**—**	—
Cash at bank		**1,210.6**	893.3	**14.9**	14.8
		2,221.4	1,627.2	**14.9**	14.8
Creditors					
Amounts falling due within one year	12	**(562.5)**	(487.1)	**—**	—
Net current assets		**1,658.9**	1,140.1	**14.9**	14.8
Total assets less current liabilities		**7,543.6**	7,912.1	**3,868.1**	3,868.0
Provisions for liabilities and charges					
Deferred tax	13	**(1,554.6)**	(1,772.5)	**—**	—
Net assets		**5,989.0**	6,139.6	**3,868.1**	3,868.0
Capital and reserves					
Called up share capital	14	**3,863.2**	3,863.2	**3,863.2**	3,863.2
Profit and loss account	15	**2,125.8**	2,276.4	**4.9**	4.8
Equity shareholders' funds	16	**5,989.0**	6,139.6	**3,868.1**	3,868.0

The accompanying notes are an integral part of these financial statements.

The financial statements on pages 4 to 13 were approved and authorised for issue by the Board of Directors on 22 January 2007 and were signed on its behalf by:

T Masood

T Masood
Director

Group cash flow statement
For the year ended 31 March 2006

	Notes	2006 £'000	2005 £'000
Net cash inflow from operating activities	17	**1,606.9**	1,714.7
Returns on investments and servicing of finance	18	**55.8**	59.5
Taxation		**(464.1)**	(426.9)
Capital expenditure	19	**(1.3)**	(54.9)
Equity dividends paid		**(880.0)**	(1,890.0)
Net cash inflow/(outflow) before use of liquid resources and financing		**317.3**	(597.6)
Management of liquid resources		—	1,420.0
Increase in cash in year		**317.3**	822.4

Reconciliation of net cash flow to movement in net funds

	Notes	2006 £'000	2005 £'000
Increase in cash in year		**317.3**	822.4
Cash outflow from decrease in liquid resources		—	(1,420.0)
Movement in net funds for the year		**317.3**	(597.6)
Net funds at 1 April		**893.3**	1,490.9
Net funds at 31 March	20	**1,210.6**	893.3

The accompanying notes are an integral part of these financial statements.

Notes to the financial statements
For the year ended 31 March 2006

1 Accounting policies

The principal accounting policies are summarised below.

Basis of preparation

The financial statements have been prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable accounting standards. They have been prepared under United Kingdom Generally Accepted Accounting Practice ("UK GAAP"). Accounting policies have been applied consistently throughout the year and the preceding year except where changes have been made to previous policies on adoption of new accounting standards.

Consolidation

The Group financial statements consolidate the financial statements of Wind Resources Limited and its subsidiary undertakings for the year ended 31 March 2006. The consolidated financial statements have been prepared on the acquisition basis.

Changes in accounting policies

The company has adopted Financial Reporting Standard ("FRS") 21 'Events after balance sheet date', FRS 25 'Financial instruments: disclosure and presentation', and FRS 28 'Corresponding amounts'. The adoption of these standards in the current year represents a change in accounting policies. This change in accounting policies has had no effect on the Company and restatement of comparative figures has not been required.

Turnover

Turnover is stated net of value added tax (see Note 2).

Leases

Operating lease rentals are charged to the profit and loss account in relation to the total number of units generated (see Note 21).

Tangible fixed assets

Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment.

Depreciation

The charge for depreciation is calculated to write off assets over their estimated useful economic lives taking into account anticipated residual values. The lives of depreciable plant and machinery generation assets are all 20 years.

Stock

Stocks are valued at the lower of cost and net realisable value.

Investments

Fixed asset investments are shown at cost less provision for impairment.

Taxation

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Company's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in years different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the years in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and liabilities are not discounted.

2 Turnover

Turnover represents power sales to Npower Limited and the Climate Change Levy. Power sales are derived from electricity generation based on prices set by the New Electricity Trading Arrangements. These prices fluctuate on a half hourly basis and are dependent upon factors such as national demand, plant availability and weather conditions. The Climate Change Levy allows the Group to receive a proportion of the exempting benefit available to Npower Limited as a consequence of wind energy being exempt from the Levy.

From 1 April 2002, the Government introduced the Renewables Obligation. Generation of electricity from wind energy is eligible under the Renewables Obligation. Renewable Obligation certificates are obtained and sold under a power purchase agreement, yielding additional income for the Group which was not previously available. The Group operates wholly within the United Kingdom.

3 Operating expenses

The directors consider that the nature of the business is such that the analysis of expenses shown below is more informative than that set out in the Companies Act 1985 formats.

	2006	2005
	£'000	£'000
Operating and maintenance costs	**516.2**	568.3
Operating lease rentals—land and buildings	**42.9**	43.3
Administration	**27.2**	26.4
Depreciation	**888.6**	924.3
Rates	**33.0**	35.6
Fees	**16.2**	9.5
Audit fees	**3.2**	2.8
	1,527.3	1,610.2

4 Directors and employees

No director received any emoluments from the Group during the year (2005: £nil).

The Group had no employees during the current or the prior year.

5 Interest receivable

	2006	2005
	£'000	£'000
Bank interest receivable	**55.8**	59.5

6 Tax on profit on ordinary activities

a) Analysis of tax charge in the year

	2006 £'000	2005 £'000
Current tax:		
UK corporation tax on profits for the year	**534.9**	399.1
Adjustment in respect of prior years	**—**	2.0
Total current tax (Note 6 (b))	**534.9**	401.1
Deferred tax (Note 13):		
Origination and reversal of timing differences	**(220.9)**	(221.1)
Adjustment in respect of prior years	**3.0**	(5.1)
Total deferred tax	**(217.9)**	(226.2)
Tax on profit on ordinary activities	**317.0**	174.9

b) Factors affecting tax charge for the year

The tax assessed for the year is different to the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2006 £'000	2005 £'000
Profit on ordinary activities before tax	**1,046.4**	599.0
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30% (2005: 30%)	**314.0**	179.7
Effects of:		
Capital allowances for the year less than depreciation	**220.9**	221.1
Adjustment in respect of prior years		2.0
Marginal relief	**—**	(1.7)
Current tax charge for the year (Note 6 (a))	**534.9**	401.1

7 Dividends

	2006 £'000	2005 £'000
Equity shares:		
Interim dividend paid of 22.78p (2005: 48.92p) per ordinary share	**880.0**	1,890.0

8 Tangible fixed assets

	Plant and machinery £'000
Cost	
At 1 April 2005	17,772.0
Additions	1.3
At 31 March 2006	17,773.3
Depreciation	
At 1 April 2005	11,000.0
Charge for the year	888.6
At 31 March 2006	11,888.6
Net book value	
At 31 March 2006	**5,884.7**
At 31 March2005	6,772.0

9 Investments

Shares in subsidiary undertakings

Name	Holding	Proportion	Cost
			£'000
Carland Cross Limited	Ordinary	100%	1,433.2
Coal Clough Limited	Ordinary	100%	2,420.0
At 31 March 2006 and 31 March 2005			3,853.2

Both companies are involved in the generation of renewable energy.

10 Stocks

	2006	2005
	£'000	£'000
Spare parts	**10.1**	10.1

11 Debtors

	2006	2005
	£'000	£'000
Trade debtors	**63.5**	—
Prepayments and accrued income	**877.2**	663.8
Other debtors	**60.0**	60.0
	1,000.7	723.8

The other debtors relate to a deposit given to Burnley Council by Coal Clough Limited in line with planning conditions, and a deposit held by a bank for Carland Cross Limited in line with planning conditions. They will become repayable at the end of the planning period, which is after more than one year from the balance sheet date.

12 Creditors

	2006	2005
	£'000	£'000
Corporation tax	**252.4**	181.6
Value added tax	**109.0**	90.4
Accruals and deferred income	**201.1**	215.1
	562.5	487.1

13 Provisions for liabilities and charges—deferred tax

	2006	2005
	£'000	£'000
Deferred taxation provided in respect of accelerated capital allowances at 30% (2005: 30%):		
At 1 April	**1,772.5**	1,998.7
Adjustment in respect of prior years	**3.0**	(5.1)
Credit for the year	**(220.9)**	(221.1)
At 31 March	**1,554.6**	1,772.5

14 Called up share capital

Group and Company

	2006 £'000	2005 £'000
Authorised:		
4,000,000 ordinary shares of £1 each (1,800,000 'A' shares, 1,800,000 'B' shares and 400,000 'C' shares)	**4,000.0**	4,000.0
Allotted, called up and fully paid:		
3,863,153 ordinary shares of £1 each (1,738,419 'A' shares, 1,735,419 'B' shares and 386,315 'C' shares)	**3,863.2**	3,863.2

15 Profit and loss account

	Group 2006 £'000	Group 2005 £'000	Company 2006 £'000	Company 2005 £'000
At 1 April	**2,276.4**	3,742.3	**4.8**	4.7
Profit for the year after tax	**729.4**	424.1	**0.1**	0.1
Dividends	**(880.0)**	(1,890.0)	**—**	—
At 31 March	**2,125.8**	2,276.4	**4.9**	4.8

16 Reconciliation of movements in equity shareholders' funds

	Group 2006 £'000	Group 2005 £'000	Company 2006 £'000	Company 2005 £'000
Profit for the financial year	**729.4**	424.1	**880.1**	1,890.1
Dividends	**(880.0)**	(1,890.0)	**(880.0)**	(1,890.0)
Movement in equity shareholders' funds	**(150.6)**	(1,465.9)	**0.1**	0.1
Opening equity shareholders' funds	**6,139.6**	7,605.5	**3,868.0**	3,867.9
Closing equity shareholders' funds	**5,989.0**	6,139.6	**3,868.1**	3,868.0

17 Reconciliation of operating profit to operating cash flows

	2006 £'000	2005 £'000
Operating profit	**990.6**	539.5
Depreciation	**888.6**	924.3
(Increase)/Decrease in debtors	**(276.9)**	162.4
Increase in creditors	**4.6**	88.5
Net cash flow from operating activities	**1,606.9**	1,714.7

18 Analysis of returns on investments and servicing of finance

	2006 £'000	2005 £'000
Returns on investments and servicing of finance:		
Interest received	**55.8**	59.5
Net cash inflow from returns on investments and servicing of finance	**55.8**	59.5

19 Analysis of capital expenditure

	2006	2005
	£'000	£'000
Capital expenditure:		
Purchase of tangible fixed assets	1.3	54.9
Net cash outflow from capital expenditure	1.3	54.9

20 Analysis of net funds

	At 1 April 2005	Cash flow	At 31 March 2006
	£'000	£'000	£'000
Cash at bank	893.3	317.3	1,210.6
Net Funds	893.3	317.3	1,210.6

21 Lease commitments

The subsidiary companies each have a lease on the land occupied by the wind turbines, under which they have an obligation to pay the landowners as rental on a half yearly and quarterly basis for Carland Cross Limited and Coal Clough Limited respectively, the greater of either a fixed contribution per turbine (Carland Cross Limited: £300 and Coal Clough Limited: £100) or 2% of income from total units generated. The lease for Carland Cross expires in September 2017 and lease for Coal Clough expires in July 2017.

22 Shareholders and related party transactions

The shareholders of Wind Resources Limited at the balance sheet date were:

Avonbank Investments Limited	45%
Beaufort Energy Limited	45%
RES-Gen Limited	10%

Given that Wind Resources Limited is owned by a consortium, none of whose members own more than 45% of the issued share capital, the directors do not consider that there is a controlling party.

Western Power Generation Limited, an associate company of Avonbank Investments Limited, has contracts to provide management services to both Carland Cross Limited and Coal Clough Limited. During the year the Group was charged £27,200 (2005: £26,400) for management services under these contracts, and at 31 March 2006 the Group owed £6,800 to Western Power Generation Limited (2005: £6,600). Payments in future years are linked to movements in the retail price index.

Wind Resources Limited
Avonbank
Feeder Road
Bristol
BS2 OTB

Telephone: 0117 933 2000
Fax: 0117 933 2001

WIND RESOURCES LIMITED
AND SUBSIDIARY UNDERTAKINGS

ANNUAL REPORT AND FINANCIAL STATEMENTS

For the year ended 31 March 2005

Contents

Directors' report
For the year ended 31 March 2005

The directors present their annual report and the audited financial statements of Wind Resources Limited (the 'Company') together with its subsidiaries (the 'Group') for the year ended 31 March 2005.

Principal activity and business review

The principal activity of the Group is to invest in electricity generation using wind power.

Wind Resources Limited owns two companies, Carland Cross Limited and Coal Clough Limited. Carland Cross Limited operates a windfarm consisting of fifteen Vestas wind turbines, near Mitchell in Cornwall. Coal Clough Limited operates a windfarm consisting of twenty four Vestas wind turbines, near Burnley in Lancashire.

Capital investment and future developments

The Group will continue to manage and maximise its investments in renewable energy generation.

Profit and dividend

The Group profit for the year before taxation amounted to £599,000 (2004: £5,697,900) and £424,100 (2004: £3,988,500) after taxation. The directors paid a dividend for the year of £1,890,000 (2004: £930,000).

The Group profit in 2004 included an impairment reversal. To make the Group profits in both years comparable, the impact of the impairment reversal in 2004 should be taken into account as detailed in note 4.

Directors

The directors who served throughout the year were:-

Samuel Robert James Anderson	alternate to David Neil Morrison
Stephen John Tivadar Balint	
Dominic Paul Keating	alternate to Stephen John Tivadar Balint
Tariq Masood	
David Neil Morrison	

At 31 March 2005 and throughout the year, no director had any interest in the shares of the Company or other group companies which required notification to the Company under Section 324 and registration by the Company under Section 325 of the Companies Act 1985.

None of the directors were materially interested in any contract of significance in relation to the Group's business.

Auditors

On 23 May 2005, PKF transferred their business to PKF (UK) LLP, a limited liability partnership. Under section 26(5) of the Companies Act 1989, the company consented to extend the audit appointment to PKF (UK) LLP from 23 May 2005. Accordingly, the audit report has been signed in the name of PKF (UK) LLP and a resolution for the reappointment of PKF (UK) LLP will be proposed at the forthcoming annual general meeting.

By Order of the Board

T Masood
Director

20 January 2006

Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that year. In preparing those financial statements the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for ensuring that the directors' report is prepared in accordance with Company Law in the United Kingdom.

Independent auditors' report
to the members of Wind Resources Limited

We have audited the financial statements of Wind Resources Limited for the year ended 31 March 2005 which comprise the Group Profit and Loss account, the Group and Company Balance Sheets, the Group Cash Flow Statement and the related notes. These financial statements have been prepared under the accounting policies set out.

This report is made solely to the Group's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Group's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Group and the Group's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and United Kingdom Accounting Standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with the relevant legal and regulatory requirements and United Kingdom Auditing Standards.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Company is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of the Company's and Group's affairs as at 31 March 2005 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PKF (UK) LLP

Bristol
United Kingdom

PKF (UK) LLP
Registered Auditors

23 January 2006

Group profit and loss account
For the year ended 31 March 2005

	Notes	2005 £'000	2004 £'000
Turnover	2	**2,149.7**	2,124.3
Operating expenses before exceptional item	3	**(1,610.2)**	(964.8)
Exceptional item—impairment reversal	4	**—**	4,502.4
Operating expenses after exceptional item		**(1,610.2)**	3,537.6)
Operating profit		**539.5**	5,661.9
Interest receivable (net)	6	**59.5**	36.0
Profit on ordinary activities before tax		**599.0**	5,697.9
Tax on profit on ordinary activities	7	**(174.9)**	(1,709.4)
Profit on ordinary activities after tax		**424.1**	3,988.5
Dividends	8	**(1,890.0)**	(930.0)
Retained (loss)/profit for the financial year	16,17	**(1,465.9)**	3,058.5

As permitted by Section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account.

There are no recognised gains and losses other than the profits shown above. All amounts relate to continuing operations.

The accompanying notes are an integral part of these financial statements.

Balance sheets
As at 31 March 2005

	Notes	Group 2005 £'000	Group 2004 £'000	Company 2005 £'000	Company 2004 £'000
Fixed assets					
Tangible assets	9	**6,772.0**	7,698.9	**—**	—
Investments	10	**—**	—	**3,853.2**	3,853.2
		6,772.0	7,698.9	**3,853.2**	3,853.2
Current assets					
Stock	11	**10.1**	10.1	**—**	—
Debtors	12	**723.8**	886.2	**—**	—
Cash at bank		**893.3**	1,490.9	**14.8**	19.4
		1,627.2	2,387.2	**14.8**	19.4
Creditors					
Amounts falling due within one year	13	**(487.1)**	(481.9)	**—**	(4.7)
Net current assets		**1,140.1**	1,905.3	**14.8**	14.7
Total assets less current liabilities		**7,912.1**	9,604.2	**3,868.0**	3,867.9
Provisions for liabilities and charges					
Deferred tax	14	**(1,772.5)**	(1,998.7)	**—**	—
Net assets		**6,139.6**	7,605.5	**3,868.0**	3,867.9
Capital and reserves					
Called up share capital	15	**3,863.2**	3,863.2	**3,863.2**	3,863.2
Profit and loss account	16	**2,276.4**	3,742.3	**4.8**	4.7
Equity shareholders' funds	17	**6,139.6**	7,605.5	**3,868.0**	3,867.9

The accompanying notes are an integral part of these financial statements.

The financial statements on pages 4 to 15 were approved by the Board of Directors on 20 January 2006 and were signed on its behalf by:

T Masood

T Masood
Director

Group cash flow statement
For the year ended 31 March 2005

	Notes	2005 £'000	2004 £'000
Net cash inflow from operating activities	18	**1,714.7**	1,617.6
Returns on investments and servicing of finance	19	**59.5**	36.0
Taxation		**(426.9)**	(444.4)
Capital expenditure	20	**(54.9)**	(8.7)
Equity dividends paid		**(1,890.0)**	(930.0)
Net cash (outflow)/inflow before use of liquid resources and financing		**(597.6)**	270.5
Management of liquid resources		**1,420.0**	(350.0)
Increase/(decrease) in cash in year		**822.4**	(79.5)

Reconciliation of net cash flow to movement in net funds

	Notes	2005 £'000	2004 £'000
Increase/(decrease) in cash in year		**822.4**	(79.5)
Cash (outflow)/inflow from (decrease)/increase in liquid resources		**(1,420.0)**	350.0
Movement in net funds for the year		**(597.6)**	270.5
Net funds at 1 April		**1,490.9**	1,220.4
Net funds at 31 March	21	**893.3**	1,490.9

The accompanying notes are an integral part of these financial statements.

Notes to the financial statements
For the year ended 31 March 2005

1 Accounting policies

A summary of the principal accounting policies, all of which have been consistently applied, is set out below.

Basis of preparation

The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards.

Consolidation

The Group financial statements consolidate the financial statements of Wind Resources Limited and its subsidiary undertakings for the year ended 31 March 2005. The consolidated financial statements have been prepared on the acquisition basis.

Turnover

Turnover is stated net of value added tax (see Note 2).

Leases

Operating lease rentals are charged to the profit and loss account in relation to the total number of units generated (see Note 22).

Tangible fixed assets

Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment.

Depreciation

The charge for depreciation is calculated to write off assets over their estimated useful economic lives taking into account anticipated residual values. The lives of depreciable plant and machinery generation assets are all 20 years.

Stock

Stocks are valued at the lower of cost and net realisable value.

Investments

Fixed asset investments are shown at cost less provision for impairment.

Taxation

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Company's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in years different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the years in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

2 Turnover

Turnover represents power sales to London Electricity Group plc and the Climate Change Levy. Power sales are derived from electricity generation based on prices set by the New Electricity Trading Arrangements. These prices fluctuate on a half hourly basis and are dependent upon factors such as national demand, plant availability and weather conditions. The Climate Change Levy allows the Group to receive a proportion, of the exempting benefit available to London Electricity Group plc as a consequence of wind energy being exempt from the Levy.

From 1 April 2002, the Government introduced the Renewables Obligation. Generation of electricity from wind energy is eligible under the Renewables Obligation. Renewable Obligation certificates are obtained and sold under a power purchase agreement, yielding additional income for the Group which was not previously available.

3 Operating expenses

The directors consider that the nature of the business is such that the analysis of expenses shown below is more informative than that set out in the Companies Act 1985 formats.

	2005	2004
	£'000	£'000
Operating and maintenance costs	**568.3**	461.3
Operating lease rentals—land and buildings	**43.3**	44.0
Administration	**26.4**	25.8
Depreciation	**924.3**	390.3
Rates	**35.6**	39.0
Fees	**9.5**	2.2
Audit fees	**2.8**	2.2
	1,610.2	964.8

4 Exceptional item—impairment reversal

In 1998 and 1999 impairment reviews, which followed the provisions of Financial Reporting Standard 11 "Impairment of fixed assets and goodwill", were carried out on Carland Cross Limited and Coal Clough Limited. The result of the impairment reviews was to account for an additional £2,454,200 of depreciation in Carland Cross Limited and an additional £4,853,000 of depreciation in Coal Clough Limited. This was done in order to reduce the net book value of the windfarm assets to their then estimated recoverable amounts.

Following the introduction of the Renewables Obligation on 1 April 2002 a further impairment review was undertaken in 2004 which resulted in the revaluation of the windfarm assets to their original depreciated value. The total depreciation charged on the windfarm assets was reduced by £1,466,500 in Carland Cross Limited and £3,035,900 in Coal Clough Limited.

A provision for deferred tax was made on the impairment reversal. The provision was based on the current tax rate of 30%, increasing the total deferred tax provision by £439,950 in Carland Cross Limited and £910,770 in Coal Clough Limited.

In estimating the recoverable amount of the windfarm assets a forecast period of 9 years was used. Future output was assumed to be in line with historical trends, with sales being based on predicted power prices. General inflation was assumed to be 2.5% per annum. A discount rate of 10% was used.

5 Directors and employees

No director received any emoluments from the Group during the year (2004: £nil).

The Group had no employees during the current or the prior year.

6 Interest receivable (net)

	2005	2004
	£'000	£'000
Bank interest receivable	**59.5**	37.1
Bank interest payable	**—**	(0.5)
Interest payable on corporation tax underpayment	**—**	(0.6)
Interest receivable (net)	**59.5**	36.0

7 Tax on profit on ordinary activities

a) Analysis of tax charge in the year

	2005	2004
	£'000	£'000
Current tax:		
UK corporation tax on profits for the year	**399.1**	403.3
Adjustment in respect of prior years	**2.0**	4.9
Total current tax (Note 7 (b))	**401.1**	408.2
Deferred tax (Note 14):		
Origination and reversal of timing differences	**(221.1)**	(44.7)
Exceptional item—impairment reversal	**—**	1,350.8
Adjustment in respect of prior years	**(5.1)**	(4.9)
Total deferred tax	**(226.2)**	1,301.2
Tax on profit on ordinary activities	**174.9**	1,709.4

b) Factors affecting tax charge for the year

The tax assessed for the year is different to the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2005	2004
	£'000	£'000
Profit on ordinary activities before tax	**599.0**	5,697.9
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30% (2004:30%)	**179.7**	1,709.4
Effects of:		
Capital allowances for the year less than depreciation	**221.1**	44.7
Exceptional item—impairment reversal	**—**	(1,350.8)
Adjustment in respect of prior years	**2.0**	4.9
Marginal relief	**(1.7)**	—
Current tax charge for the year (Note 7 (a))	**401.1**	408.2

8 Dividends

	2005	2004
	£'000	£'000
Equity shares:		
Interim dividend paid of 48.92p (2004: 24.07p) per ordinary share	**1,890.0**	930.0

9 Tangible fixed assets

	Group Plant and machinery
	£'000
Cost	
At 1 April 2004	17,774.6
Disposals	(2.6)
At 31 March 2005	17,772.0
Depreciation	
At 1 April 2004	10,075.7
Charge for the year	924.3
At 31 March 2005	11,000.0
Net book value	
At 31 March 2005	**6,772.0**
At 31 March 2004	7,698.9

10 Investments

Shares in subsidiary undertakings

Name	Holding	Proportion	Company Cost
			£'000
Carland Cross Limited	Ordinary	100%	1,433.2
Coal Clough Limited	Ordinary	100%	2,420.0
At 31 March 2005 and 31 March 2004			3,853.2

Both companies are involved in the generation of renewable energy.

11 Stocks

	2005	2004
	£'000	£'000
Spare parts	**10.1**	10.1

12 Debtors

	2005	2004
	£'000	£'000
Trade debtors	—	85.9
Prepayments and accrued income	**663.8**	740.3
Other debtors	**60.0**	60.0
	723.8	886.2

The other debtors relate to a deposit given to Burnley Council by Coal Clough Limited in line with planning conditions, and a deposit held by a bank for Carland Cross Limited in line with planning conditions. They will become repayable at the end of the planning period, which is after more than one year from the balance sheet date.

13 Creditors

	Group 2005 £'000	Group 2004 £'000	Company 2005 £'000	Company 2004 £'000
Amounts owned to Group undertakings	—	—	—	4.7
Corporation tax	**181.6**	207.4	—	—
Value added tax	**90.4**	75.4	—	—
Accruals and deferred income	**215.1**	199.1	—	—
	487.1	481.9	—	4.7

14 Provisions for liabilities and charges—deferred tax

	2005 £'000	2004 £'000
Deferred taxation provided in respect of accelerated capital allowances at 30% (2004: 30%):		
At 1 April	**1,998.7**	697.5
Adjustment in respect of prior years	**(5.1)**	(4.9)
Credit for the year	**(221.1)**	(44.7)
Exceptional item—impairment reversal	—	1,350.8
At 31 March	**1,772.5**	1,998.7

15 Called up share capital

Group and Company

	2005 £'000	2004 £'000
Authorised:		
4,000,000 ordinary shares of £1 each	**4,000.0**	4,000.0
Allotted, called up and fully paid:		
3,863,153 ordinary shares of £1 each	**3,863.2**	3,863.2

16 Profit and loss account

	Group 2005 £'000	Group 2004 £'000	Company 2005 £'000	Company 2004 £'000
At 1 April	**3,742.3**	683.8	**4.7**	4.7
Amounts transferred (from)/to reserves	**(1,465.9)**	3,058.5	**0.1**	—
At 31 March	**2,276.4**	3,742.3	**4.8**	4.7

17 Reconciliation of movements in equity shareholders' funds

	Group 2005 £'000	Group 2004 £'000	Company 2005 £'000	Company 2004 £'000
Profit for the financial year	**424.1**	3,988.5	**1,890.1**	930.0
Dividends	**(1,890.0)**	(930.0)	**(1,890.0)**	(930.0)
Movement in equity shareholders funds	**(1,465.9)**	3,058.5	**0.1**	—
Opening equity shareholders' funds	**7,605.5**	4,547.0	**3,867.9**	3,867.9
Closing equity shareholders' funds	**6,139.6**	7,605.5	**3,868.0**	3,867.9

18 Reconciliation of operating profit to operating cash flows

	2005	2004
	£'000	£'000
Operating profit	**539.5**	5,661.9
Exceptional item—impairment reversal	**—**	(4,502.4)
Depreciation	**924.3**	390.3
Decrease in debtors	**162.4**	54.2
Increase in creditors	**88.5**	13.6
	1,714.7	1,617.6

19 Analysis of returns on investments and servicing of finance

	2005	2004
	£'000	£'000
Returns on investments and servicing of finance:		
Interest received	**59.5**	37.1
Interest paid	**—**	(1.1)
Net cash inflow from returns on investments and servicing of finance	**59.5**	36.0

20 Analysis of capital expenditure

	2005	2004
	£'000	£'000
Capital expenditure:		
Purchase of tangible fixed assets	**54.9**	8.7
Net cash inflow from capital expenditure	**54.9**	8.7

21 Analysis of net funds

	At 1 April 2004	Cash flow	At 31 March 2005
	£'000	£'000	£'000
Cash at bank	70.9	822.4	**893.3**
Liquid resources	1,420.0	(1,420.0)	**—**
	1,490.9	(597.6)	**893.3**

Liquid resources represent deposits placed with Barclays Bank plc for fixed periods of one month or less. The cash at bank figure in the balance sheet represents the combined total of cash at bank as shown above and liquid resources.

22 Lease commitments

The subsidiary companies each have a lease on the land occupied by the wind turbines, under which they have an obligation to pay the landowners as rental on a half yearly and quarterly basis for Carland Cross Limited and Coal Clough Limited respectively, the greater of either a fixed contribution per turbine (Carland Cross Limited: £300 and Coal Clough Limited: £100) or 2% of income from total units generated. The lease for Carland Cross expires in September 2017 and lease for Coal Clough expires in July 2017.

23 Shareholders and related party transactions

The shareholders of Wind Resources Limited at the balance sheet date were:

Avonbank Investments Limited	45%
Beaufort Energy Limited	45%
RES-Gen Limited	10%

Given that Wind Resources Limited is owned by a consortium, none of whose members own more than 45% of the issued share capital, the directors do not consider that there is a controlling party.

Renewable Energy Systems Limited, an associate company of RES-Gen Limited, was the turnkey contractor for the construction of the windfarm, and held an operating and maintenance contract with Carland Cross and Coal Clough. During the year, the cost under this contract for the Group was £nil (2004: £170,127) and at 31 March 2005 the Group owed £nil to Renewable Energy Systems Limited (2004: £8,762).

Western Power Generation Limited, an associate company of Avonbank Investments Limited, has contracts to provide management services to both Carland Cross Limited and Coal Clough Limited. During the year the Group was charged £26,400 (2004: £12,876) for management services under these contracts, and at 31 March 2005 the Group owed £6,600 to Western Power Generation Limited (2004: £6,438). Payments in future years are linked to movements in the retail price index.

Wind Resources Limited
Avonbank
Feeder Road
Bristol
BS2 0TB

Telephone: 0117 933 2000
Fax: 0117 933 2001

Wolf Bog Wind Farm Limited

Directors' Report and Accounts
for the period ended 31 March 2007

Wolf Bog Wind Farm Limited

Directors' Report and Accounts
for the period ended 31 March 2007

Contents

Wolf Bog Wind Farm Limited

Report of the Directors

This directors present their report and audited Accounts for the five month period ended 31 March 2007.

This directors' report has been prepared in accordance with certain special provisions relating to small sized companies under section 246(4) of the Companies Act 1985.

Activities and review

The principal activity of Wolf Bog Wind Farm Limited, "the company", is the development and construction of a wind farm in Northern Ireland. The company was not involved in any trading activity during the period.

Review of business and future developments

During the period ended 31 March 2007, £3,109,000 (year ended 31 October 2006: £79,000) of costs were incurred on the development and construction of the wind farm. These costs have been capitalised and included on the balance sheet. Funding of these activities was achieved by a loan from another group undertaking.

On 23 March 2007, Scottish Power UK Holdings Limited completed the acquisition of 100% of the issued share capital of Wolf Bog Wind Farm Limited for a cash consideration, excluding expenses of £2. The accounting reference date of the company was changed during the period from 31 October to 31 March in order to be co-terminous with the Scottish Power Limited (formerly Scottish Power plc) accounting reference date.

The company has net current liabilities of £3,188,000 at 31 March 2007 (31 October 2006: £83,000). This includes a current loan from group undertakings of £3,643,000 at 31 March 2007 (31 October 2006: £97,000). The directors consider that sufficient funding will be made available to the company to continue operations and to meet liabilities as they fall due.

On 22 May 2007, Iberdrola S.A., the company's ultimate parent company, announced plans to sell up to 20% of the shares in its renewable energy subsidiary, Iberdrola Energias Renovables (Iberenova). The board of Iberdrola also authorised a reorganisation of this business area with the goal of incorporating all renewable energy-related companies within the Iberdrola and ScottishPower groups, including Wolf Bog Wind Farm Limited, in Iberenova, prior to the sale of the Iberenova shares.

Results and dividend

The profit for the period amounted to £4,000 (2006: loss for the year of £4,000). The directors recommend that no dividend be paid in respect of the period (2006: £nil).

Directors

The directors who held office during the period were as follows:

K Anderson	(appointed 23 March 2007)
W B Hopkins	(resigned 23 March 2007)
M R O'Neill	(resigned 23 March 2007)
R Seshan	(appointed 23 March 2007)

Statement of directors' responsibilities

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable laws and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The financial statements are required by law to give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing these financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;

- make judgements and estimates that are reasonable and prudent;
- state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies (Northern Ireland) Order 1986. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Disclosure of information to auditors

Each of the persons who is a director at the date of approval of this report confirms that:

- as far as the director is aware, there is no relevant audit information of which the company's auditors are unaware; and
- the director has taken all the steps he ought to have taken as a director in order to make himself aware of any relevant audit information and to establish the company's auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of Section 242ZA of the Companies (Northern Ireland) Order 1986.

Auditors

The company has elected, pursuant to Article 387A of the Companies (Northern Ireland) Order 1986, to dispense with the following obligations:

- to lay accounts and reports before general meetings;
- to hold annual general meetings; and
- to appoint auditors annually.

During the period, Deloitte & Touche LLP were appointed as auditors of the company for the period ended 31 March 2007.

On Behalf of the Board

Keith Anderson
Director
13 July 2007

Accounting Policies and Definitions

Definitions

Revenue cost definitions

Administrative expenses

Administrative expenses include the indirect costs of the business and the costs of centralised services provided by Scottish Power UK plc.

Other definitions

Company

Wolf Bog Wind Farm Limited

Scottish Power

Scottish Power Limited (formerly Scottish Power plc.)

Accounting Policies

Basis of accounting

The Accounts have been prepared under the historical cost convention, and in accordance with applicable accounting standards in the UK and comply with the requirements of the Companies (Northern Ireland) Order 1986.

Cash flow statement

The company is exempt from including a statement of cash flows in its Accounts as it is a wholly owned subsidiary of Scottish Power Limited, which will include a consolidated statement of cash flows in its consolidated Accounts.

Interest

Interest payable and receivable is recognised in the profit and loss account as it is incurred.

Current tax

Current tax, comprising UK corporation tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Tangible fixed assets

Tangible fixed assets are stated at cost and are depreciated on the straight-line method over their estimated operational lives. Tangible fixed assets include those costs which are directly attributable to construction of fixed assets. The main depreciation periods used by the company are as set out below.

	Years
Plant and machinery	20

The carrying values of tangible fixed assets are reviewed for impairment in periods if events or changes in circumstances indicate the carrying value may not be recoverable. Impairment losses are recognised in the year in which they are identified.

Leased assets

As Lessee

Rentals payable under operating leases are charged to the profit and loss account on a straight line basis over the term of the lease.

Wolf Bog Wind Farm Limited

Profit and Loss Account
for the period ended 31 March 2007

	Notes	Five months ended 31 March 2007	Year ended 31 October 2006
		£'000	£'000
Interest payable	3	4	(4)
Profit/(loss) on ordinary activities before taxation		4	(4)
Taxation	4	—	—
Profit/(loss) for period/year	10	4	(4)

The above results relate to continuing operations.

A statement of total recognised gains and losses and a note of historical cost profits and losses are not shown as all gains and losses for the period and the prior year are recognised in the profit and loss account under the historical cost convention.

The Accounting Policies and Definitions on page 3, together with the Notes on pages 7 to 10, form part of these Accounts.

Wolf Bog Wind Farm Limited

Reconciliation of Movement in Shareholder's Funds
for the period ended 31 March 2007

	Five months ended 31 March 2007	Year ended 31 October 2006
	£'000	£'000
Profit/(loss) for period/year	4	(4)
Net movement in shareholder's funds	**4**	(4)
Opening shareholder's (deficit)/funds	(4)	—
Closing shareholder's deficit	—	(4)

The Accounting Policies and Definitions on Page 3, together with the Notes on pages 7 to 10, Form part of these Accounts.

Wolf Bog Wind Farm Limited

Balance Sheet
as at 31 March 2007

	Notes	31 March 2007 £'000	31 October 2006 £'000
Fixed assets			
Tangible assets	5	**3,188**	79
Current assets			
Debtors	6	**531**	—
Short-term bank and other deposits		**—**	14
		531	14
Creditors: amounts falling due within one year			
Loans and other borrowings	7	**(3,643)**	(97)
Other creditors	8	**(76)**	—
		(3,719)	(97)
Net current liabilities		**(3,188)**	(83)
Net liabilities		**—**	(4)
Called up share capital	10,11	**—**	—
Profit and loss account	10	**—**	(4)
Shareholder's deficit		**—**	(4)

The called up share capital of the company is £2.

The Accounting Policies and Definitions on page 3, together with the Notes on pages 7 to 10, form part of these Accounts.

Approved by the Board on 13 July 2007 and signed on its behalf by



Keith Anderson
Director

Wolf Bog Wind Farm Limited

Notes to the Accounts
for the period ended 31 March 2007

1 Profit/(loss) on ordinary activities before taxation

The auditors' remuneration for the audit of the company was £500 (2006: £500). The audit fees for both periods were borne by the parent company.

2 Employee Information

The company has no employees. The directors received no remuneration from the company in respect of services to the company.

3 Interest payable

	Five months ended 31 March 2007	Year ended 31 October 2006
	£'000	£'000
Analysis of interest payable		
Interest payable on group loans	(4)	4
Total interest payable	(4)	4

4 Taxation

	Five months ended 31 March 2007	Year ended 31 October 2006
	£'000	£'000
Current tax:		
UK Corporation tax	—	—
Total tax on profit/(loss) on ordinary activities	—	—

The current tax charge on profit/(loss) on ordinary activities varied from the standard rate of UK Corporation tax as follows:

	2007	2006
	£'000	£'000
UK Corporation tax at 30%	1	(1)
Pre trading loss relief	(1)	1
Current tax charge for the period/year	—	—

5 Tangible fixed assets

	Plant and machinery	Total
	£'000	£'000
Cost:		
At 1 November 2006	79	79
Additions	3,109	3,109
At 31 March 2007	3,188	3,188
Depreciation:		
At 1 November 2006 and 31 March 2007	—	—
Net book value:		
At 31 March 2007	3,188	3,188
At 1 November 2006	79	79

Included within plant and machinery are costs of £3,188,000 (31 October 2006: £79,000) relating to assets under construction which will not be depreciated until after construction is complete.

6 Debtors

	31 March 2007	31 October 2006
	£'000	£'000
Amounts falling due within one year:		
VAT recoverable	531	—
	531	—

7 Loans and other borrowings

	31 March 2007	31 October 2006
	£'000	£'000
Amounts falling due within one year:		
Loans owed to group undertakings	**3,643**	97

The loans owed to group undertakings are repayable on demand. Interest is calculated at a rate of 1% above the Royal Bank of Scotland plc's base rate.

8 Other creditors

	31 March 2007	31 October 2006
	£'000	£'000
Amounts falling due within one year:		
Capital accruals	76	—
	76	—

9 Share capital

	31 March 2007	31 October 2006
	£	£
Authorised:		
100 (2006: 100) ordinary shares of £1 each	100	100
Allotted, called up and fully paid:		
2 (2006: 2) ordinary shares of £1 each	2	2

10 Analysis of movements in shareholder's deficit

	Share Capital	Profit and loss account	Total
	£'000	£'000	£'000
At 1 November 2006	—	(4)	(4)
Profit for the period	—	4	4
At 31 March 2007	—	—	—

11 Financial commitments

(a) Analysis of annual commitments under operating leases

	31 March 2007	31 October 2006
	£'000	£'000
Leases of land and buildings expiring in:		
More than five years	5	—
	5	—

(b) Capital commitments

	31 March 2007	31 October 2006
	£'000	£'000
Contracted but not provided	10,755	—

12 Related party transactions

Until 23 March 2007, the company was a wholly owned subsidiary of Newarthill Limited and after this date the company was a wholly owned subsidiary of Scottish Power Limited. The company has taken an exemption, as allowed by FRS 8, 'Related Party Disclosures', not to disclose related party transactions with other group companies as both of these companies publish full statutory consolidated Accounts.

13 Ultimate parent company

At 31 March 2007, the directors regarded Scottish Power Limited to be the ultimate parent company, which is also the parent company of the largest group in which the results of the company are consolidated. The parent company of the smallest group in which the results of the company are consolidated is Scottish Power UK Holdings Limited. Copies of both companies' consolidated Accounts can be obtained from The Secretary, Scottish Power Limited, 1 Atlantic Quay, Glasgow, G2 8SP. Subsequent to the year end, on 23 April 2007, Scottish Power Limited was acquired by Iberdrola S.A. From this date, the directors consider Iberdrola S.A. to be the ultimate parent undertaking.

Independent Auditors' Report
To the shareholder of Wolf Bog Wind Farm Limited

We have audited the financial statements of Wolf Bog Wind Farm Limited for the 5 month period ended 31 March 2007 which comprise the Accounting Policies and Definitions, the Profit and Loss Account, the Balance Sheet, the Reconciliation of Movements in Shareholder's Funds and the related notes 1 to 13. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with Article 243 of the Companies (Northern Ireland) Order 1986. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the financial statements in accordance with applicable Northern Ireland law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies (Northern Ireland) Order 1986. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 March 2007 and of its profit for the 5 month period then ended;
- the financial statements have been properly prepared in accordance with the Companies (Northern Ireland) Order 1986; and
- the information given in the Directors' Report in consistent with the financial statements.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Glasgow, United Kingdom

16th July 2007

WOLF BOG WIND FARM LIMITED

ANNUAL REPORT AND FINANCIAL STATEMENTS
FOR THE YEAR ENDED TO 31 OCTOBER 2006

WOLF BOG WIND FARM LIMITED

OFFICERS AND PROFESSIONAL ADVISORS

DIRECTORS

W B Hopkms
M R O' Neill

SECRETARY

D J Hearth

REGISTERED OFFICE

Willowbank Road
Millbrook Industrial Estate
Lame
Co Antrim
Northern Ireland
BT40 2SF

AUDITORS

Deloitte & Touche LLP
Chartered Accountants
London

WOLF BOG WIND FARM LIMITED

DIRECTORS' REPORT
FOR YEAR ENDED 31 OCTOBER 2006

The directors present their annual report and the audited financial statements for the year ended 31 October 2006.

Principal activities of the company

The principal activity of the company is the generation and sale of wind generated electricity, however the company has not yet started generating electricity as the assets are still under construction. The completed wind farm will consist of 10 megawatts operational capacity.

Business Review

The company made a loss for the year of £3,666 (2005: £ Nil), which has been carried forward. The directors do not anticipate any significant events beyond their control to have an impact on the trend of earnings in the forthcoming year.

Dividends

The directors do not recommend payment of a dividend (2005: £ nil).

DIRECTORS

The directors who served during the period were as follows:

M R O'Neill	(appointed 16 November 2005)
W B Hopkins	(appointed 16 November 2005)
A Harris	(appointed 16 November 2005, resigned 19 May 2006)
R I Harvey	(appointed 16 November 2005, resigned 19 May 2006)

The company secretary who served during the period as follows:

L&B Secretarial Limited	(appointed 7 January 2005, resigned 16 November 2005)
D J Hearth	(appointed 16 November 2005)

DIRECTORS' INTERESTS

The directors have no interests in the shares of the company during the year or prior year.

AUDITORS

Each of the persons who is a director at the date of approval of this report confirms that:

(1) so far as the director are aware, there is no relevant audit information of which the company's auditors are unaware: and

(2) the directors have taken all the steps that they ought to have taken as a director in order to make themselves aware of any relevant audit information and to establish that the company's auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the Companies (Northern Ireland) Order 1986.

Deloitte & Touche LLP have expressed their willingness to continue in office and a resolution to reappoint them will be proposed at the forthcoming Annual General Meeting.

Approved by the Board and signed on it behalf by:

W B Hopkins
Director

22 March 2007

WOLF BOG WIND FARM LIMITED

DIRECTORS' RESPONSIBILITIES
FOR YEAR ENDED 31 OCTOBER 2006

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations.

Northern Ireland company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The financial statements are required by law to give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing these financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether applicable UK Accounting Standards have been followed; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies (Northern Ireland) Order 1986. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF WOLF BOG WIND FARM LIMITED

We have audited the financial statements of Wolf Bog Wind Farm Limited for year ended 31 October 2006, which comprise the Profit and Loss Account, the Balance Sheet and the related notes 1 to 13. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with the Companies (Northern Ireland) Order 1986. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies (Northern Ireland) Order 1986. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 October 2006 and of its loss for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies (Northern Ireland) Order 1986; and
- the information given in the Directors' Report is consistent with the financial statements.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
22 March 2007

WOLF BOG WIND FARM LIMITED

PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 OCTOBER 2006

	Notes	2006	2005
		£	£
Administration expenses		(29)	—
Operating loss—continuing operations	3	(29)	—
Interest payable and similar charges	4	(3,637)	—
Loss on ordinary activities before taxation		(3,666)	—
Tax on loss on ordinary activities	5	—	—
Retained loss for the year		(3,666)	—

All activities derive from continuing operations.

There are no recognised gains or losses other than the loss of the financial year, and therefore no statement of total recognised gains and losses is given.

WOLF BOG WIND FARM LIMITED

BALANCE SHEET
31 OCTOBER 2006

	Note	2006	2005
		£	£
FIXED ASSET	6	78,800	—
CURRENT ASSET			
Debtors	7	—	2
Cash at bank and in hand		13,981	—
		13,981	2
CREDITORS: Amounts falling due within one year	8	(96,445)	—
NET LIABILITIES		(3,664)	2
CAPITAL AND RESERVES			
Called up share capital	9	2	2
Profit and loss account		(3,666)	—
Equity shareholders' deficit	10	(3,664)	2

These financial statements were approved by the Board of Directors on 22 March 2007.

Signed on behalf of the Board of Directors.

W B Hopkins
Director

WOLF BOG WIND FARM LIMITED

NOTES TO THE ACCOUNTS
FOR THE YEAR ENDED 31 OCTOBER 2006

1. Accounting policy

The principal accounting policies are summarised below. They have all been applied consistently throughout the year.

(a) Basis of Accounting

The financial statements are prepared under the historical cost convention and are prepared in accordance with applicable Northern Ireland company law and United Kingdom Generally Accepted Accounting Practice.

(b) Fixed assets

Fixed assets are stated in the balance sheet at cost less any provision for impairment in value. Where there is impairment in the value of fixed assets, this is charged through the profit and loss account of the period. Finance costs directly attributable to the construction of tangible fixed assets are not capitalised as part of those assets.

2. Information regarding directors and employees

None of the directors received any remuneration during the period or the prior year in respect of their services to the company. The company had no employees during the period or the prior year.

3. Operating loss

	2006	2005
	£	£
The operating loss is stated after charging:		
Legal costs	20	—
Bank Charges	9	—

Audit fees for the current and prior years are to be borne by the Company's parent.

4. Interest payable and similar charges

	2006	2005
	£	£
Interest payable to group undertakings	3,637	—

5. Tax on loss on ordinary activities

(a) Analysis of charge in the period:

	2006	2005
	£	£
Current tax:		
UK Corporation tax at 30% (2005: 30%)	—	—
Tax on loss on ordinary activities	—	—

(b) Factors affecting the tax charge for the period

	2006	2005
	£	£
Loss on ordinary activities before tax	(3,666)	—
Tax at 30% (2005: 30%)	(1,100)	—
Pre-trading losses	1,100	
Effects of:		
Group relief surrendered for no consideration	—	—
Current tax charge for the period	—	—

6. Fixed Assets

	Assets in Course of construction
	£000
Cost and net book value at 31 October 2005	—
Additions	78,800
Net book value at 31 October 2006	78,800

7. Debtors

	2006	2005
	£	£
Amounts owed to group undertakings	—	2

8. Creditors

	2006	2005
	£	£
Amounts owed to group undertakings	96,445	—

9. Called up share capital

	2006	2005
	£	£
Authorised		
Called up, allotted and unpaid 2 ordinary shares of £1 each	2	2

On 7 January 2005 (date of incorporation) the company issued A M Auld and K McLaughlin one ordinary share each. The two ordinary shares of the company were then subsequently sold to Wind Farm Developments Limited on 16 November 2005.

10. Reconciliation of movement in equity shareholders' funds

	2006	2005
	£	£
Opening equity shareholders' funds	2	2
Loss in the year	(3,666)	—
Closing equity shareholders' funds	(3,664)	2

11. Subsequent event

The Renewable Energy Systems group is currently in final negotiations for the sale of all of the issued ordinary shares of the Company to a party external to the Renewable Energy Systems group.

12. Related party transactions

The Company is a wholly owned subsidiary of Newarthill Limited and has taken advantage of the exemption which is conferred by Financial Reporting Standard 8 'Related Party Disclosures' that allows it not to disclose transactions with group undertakings.

13. Ultimate parent company

The directors regard Newarthill Limited, a company incorporated in Great Britain and registered in England and Wales, as the ultimate parent company and the ultimate controlling party.

Wind Farm Developments Ltd is the immediate parent company, Newarthill Limited and Renewable Energy Systems Ltd are the parent company's of the largest and smallest group, respectively, of which the company is a member and for which group financial statements are drawn up. Copies of the financial statements are available from Companies House, Crown Way, Maindy, Cardiff, CFI4 3UZ.

WOLF BOG WIND FARM LIMITED (FORMERLY L&B (NO 79) LIMITED)

REPORT AND UNAUDITED FINANCIAL STATEMENTS

FOR THE PERIOD FROM 7 JANUARY 2005 (DATE OF INCORPORATION) TO 31 OCTOBER 2005

WOLF BOG WIND FARM LIMITED (FORMERLY L&B (NO 79) LIMITED)

REPORT AND UNAUDITED FINANCIAL STATEMENTS 2005

CONTENTS

WOLF BOG WIND FARM LIMITED (FORMERLY L&B (NO 79) LIMITED)

REPORT AND UNAUDITED FINANCIAL STATEMENTS 2005

DIRECTORS

W B Hopkins
M R O'Neill

SECRETARY

D J Hearth

REGISTERED OFFICE

Willowbank Road
Millbrook Industrial Estate
Larne
Co Antrim
Northern Ireland
BT40 2SF

WOLF BOG WIND FARM LIMITED (FORMERLY L&B (NO 79) LIMITED)

DIRECTORS' REPORT

The directors present their annual report and the unaudited financial statements for the period ended 31 October 2005.

REVIEW OF DEVELOPMENTS

The company has been dormant within the meaning of Article 257AA(1) of the Companies (Northern Ireland) Order 1986 since incorporation.

During 2007 the company expects to construct a wind farm from which it will generate and sell electricity.

PROFIT AND LOSS ACCOUNT

No profit and loss account is presented with these financial statements because the company has not received income, incurred expenditure or recognised any gains or losses since incorporation.

DIRECTORS

The directors who served during the period were as follows:

R Gray	(appointed 7 January 2005, resigned 16 November 2005)
P McBride	(appointed 7 January 2005, resigned 16 November 2005)
M R O'Neill	(appointed 16 November 2005)
W B Hopkins	(appointed 16 November 2005)
A Harris	(appointed 16 November 2005, resigned 19 May 2006)
R I Harvey	(appointed 16 November 2005, resigned 19 May 2006)

The company secretary's who served during the period were as follows:

L&B Secretarial Limited	(appointed 7 January 2005, resigned 16 November 2005)
D J Hearth	(appointed 16 November 2005)

DIRECTORS' INTERESTS

The directors have no interests in the shares of the company during the period.

Approved by the Board of Directors and signed on behalf of the Board

M R O'Neill
Director

2006

WOLF BOG WIND FARM LIMITED (FORMERLY L&B (NO 79) LIMITED)

BALANCE SHEET
31 OCTOBER 2005

	Note	2005
		£
CURRENT ASSET		
Debtors—amounts owed by parent company		2
CAPITAL AND RESERVES		
Called up share capital	3	2

We certify that the above company was dormant within the meaning of Article 257AA(1) of the Companies (Northern Ireland) Order 1986 throughout the financial period ending with the date of the above balance sheet and since incorporation.

These financial statements were approved by the Board of Directors on 2006.

Signed on behalf of the Board of Directors.

M R O'Neill
Director

NOTES TO THE ACCOUNTS
Period ended 31 October 2005

1. ACCOUNTING POLICY

The financial statements are prepared in accordance with applicable United Kingdom law and accounting standards. The particular accounting policy adopted is described below.

Accounting convention

The financial statements are prepared under the historical cost convention.

2. INFORMATION REGARDING DIRECTORS AND EMPLOYEES

None of the directors received any remuneration during the period in respect of their services to the company. The company had no employees during the period.

3. CALLED UP SHARE CAPITAL

	2005
	£
Authorised	
100 ordinary shares of £1 each	100
Called up, allotted and unpaid	
2 ordinary share of £1 each	2

On 7 January 2005 (date of incorporation) the company issued A M Auld and K McLaughlin one ordinary share each. The two ordinary shares of the company were then subsequently sold to Wind Farm Developments Limited on 16 November 2005.

4. ULTIMATE PARENT COMPANY

The company's ultimate parent company is Newarthill Limited which is incorporated in Great Britain and registered in England and Wales. The group financial statements can be obtained from Newarthill Limited, 40 Bernard Street, London, WC1N 1LG. The ultimate controlling party of the Company is the Partnership Trust, of which some of the trustees are also directors of Newarthill Limited.

At the balance sheet date, ultimate control rested jointly with Newarthill Limited, and B9 Energy Services Limited. Newarthill Limited is incorporated in Great Britain and registered in England & Wales and B9 Energy Services Limited is registered in Northern Ireland.

The immediate parent company is Wind Farm Developments Limited, which is registered in Northern Ireland.

THE COMPANY

Iberdrola Renovables, S.A.U.
Tomas Redondo, 1
28033 Madrid
Spain

AUDITORS

Ernst & Young, S.L.
Edificio Mapfre
Ibáñez de Bilbao, 28
48009 Bilbao
Spain

LEGAL ADVISORS TO THE ISSUER

As to US law

Latham & Watkins LLP
Maria de Molina 6, 4th Floor
28006 Madrid
Spain

As to UK law

Linklaters, S.L.
Zurbarán, 28
28010 Madrid
Spain

As to Spanish law

CMS Albiñana & Suárez de Lezo
Génova, 27
28004 Madrid
Spain

As to Spanish law

Uría Menéndez
Prìncipe de Vergara, 187
28002 Madrid
Spain

LEGAL ADVISORS TO THE JOINT GLOBAL COORDINATORS

As to US law

Allen & Overy LLP
One Bishops Square
London, E1 6AO
United Kingdom

As to Spanish law

Garrigues
Hermosilla, 3
28001 Madrid
Spain

Printed by RR Donnelley 42324

END